Form 20-F
period 2009-08-31
Eagleford Energy Inc.
filed 2010-02-24
CIK 1463000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2009

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________________

Commission File Number: 0-53646

EAGLEFORD ENERGY INC.
(formerly: Eugenic Corp.).
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

1 King Street West, Suite 1505
Toronto, Ontario, Canada, M5H 1A1
(Address of principal executive offices)

Sandra J. Hall, Telephone (416) 364-4039, Fax (416) 364-8244
1 King Street West, Suite 1505, Toronto, Ontario, Canada, M5H 1A1
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act:   None

Securities registered or to be registered pursuant to Section 12(g) of the Act:   Common Stock, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None
(Title of Class)

The number of outstanding shares of the issuer’s common stock as of January 31, 2010 was 24,232,559 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☒     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐      No ☒

Table of Contents

GENERAL		1
NOTE REGARDING FORWARD-LOOKING STATEMENTS		1
PART I		1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
A.	DIRECTORS AND SENIOR MANAGEMENT	1
B.	ADVISERS	1
C.	AUDITORS	1
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	2
A.	OFFER STATISTICS	2
B.	METHOD AND EXPECTED TIMETABLE	2
ITEM 3	KEY INFORMATION	2
A.	SELECTED FINANCIAL DATA	2
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4	INFORMATION ON THE COMPANY	11
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	11
B.	BUSINESS OVERVIEW	14
C.	ORGANIZATIONAL STRUCTURE	16
D.	PROPERTY, PLANTS AND EQUIPMENT	16
ITEM 4A	UNRESOLVED STAFF COMMENTS	20
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	20
A.	OPERATING RESULTS	34
B.	LIQUIDITY AND CAPITAL RESOURCES	38
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	39
D.	TREND INFORMATION	39
E.	OFF-BALANCE SHEET ARRANGEMENTS	40
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	40
G.	SAFE HARBOR	40
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A.	DIRECTORS AND SENIOR MANAGEMENT	41
B.	COMPENSATION	42
C.	BOARD PRACTICES	45
D.	EMPLOYEES	52
E.	SHARE OWNERSHIP	52
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
A.	MAJOR SHAREHOLDERS	54
B.	RELATED PARTY TRANSACTIONS	55
C.	INTERESTS OF EXPERTS AND COUNSEL	55
ITEM 8	FINANCIAL INFORMATION	55
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	55
B.	SIGNIFICANT CHANGES	56
ITEM 9	THE OFFER AND LISTING	56
A.	OFFER AND LISTING DETAILS	56
B.	PLAN OF DISTRIBUTION	56

i

C.	MARKETS	57
D.	SELLING SHAREHOLDERS	57
E.	DILUTION	57
F.	EXPENSES OF THE ISSUE	57
ITEM 10	ADDITIONAL INFORMATION	57
A.	SHARE CAPITAL	57
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	57
C.	MATERIAL CONTRACTS	59
D.	EXCHANGE CONTROLS	59
E.	TAXATION	60
F.	DIVIDENDS AND PAYING AGENTS	63
G.	STATEMENT BY EXPERTS	63
H.	DOCUMENTS ON DISPLAY	63
I.	SUBSIDIARY INFORMATION	63
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	64
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	64
A.	DEBT SECURITIES	64
B.	WARRANTS AND RIGHTS	64
C.	OTHER SECURITIES	65
D.	AMERICAN DEPOSITORY SHARES	65
PART II		65
ITEM 13	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	65
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	65
ITEM 15	CONTROLS AND PROCEDURES	65
ITEM 16	[RESERVED]	65
A.	AUDIT COMMITTEE FINANCIAL EXPERT	65
B.	CODE OF ETHICS	66
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	66
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	67
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	67
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	67
G.	CORPORATE GOVERNANCE	67
PART III		68
ITEM 17	FINANCIAL STATEMENTS	68
ITEM 18	FINANCIAL STATEMENTS	68
ITEM 19	EXHIBITS	68

ii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “Eagleford” mean Eagleford Energy Inc., and its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting currency and our financial statements are prepared in accordance with Canadian generally accepted accounting principles. Note 16 to our annual consolidated financial statements provide a reconciliation of our financial statements to United States generally accepted accounting principles. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

Except as noted, the information set forth in this Annual Report is as of January 31, 2010 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this Annual Report is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           DIRECTORS AND SENIOR MANAGEMENT

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

B.           ADVISERS

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.           AUDITORS

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A.           OFFER STATISTICS

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

B.           METHOD AND EXPECTED TIMETABLE

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 3	KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2009, 2008, 2007, 2006 and 2005. You should read this information in conjunction with our  Audited Consolidated Financial Statements and related notes (Item 17), as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this Annual Report.

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) in Canadian dollars. Note 16 to the audited annual consolidated financial statements provides descriptions of material measurement differences between Canadian GAAP and US generally accepted accounting principles (“US GAAP”) as they relate to us and a reconciliation of our consolidated financial statements to US GAAP.

The selected consolidated statement of operations data set forth below for the years ended August 31, 2009, 2008 and 2007 and the selected consolidated balance sheet data set forth below as of August 31, 2009, 2008 and 2007 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Annual Report under Item 17 – Financial Statements.

The selected consolidated statement of operations data set forth below for the years ended August 31, 2006 and 2005 and the selected consolidated balance sheet data set forth below as of August 31, 2006 and 2005 is derived from our consolidated financial statements, which have been audited by BDO Dunwoody LLP, Chartered Accountants, Toronto, Canada.

EAGLEFORD ENERGY INC.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(STATED IN CANADIAN DOLLARS)

	YEARS ENDED AUGUST 31,
CONSOLIDATED STATEMENT OF OPERATIONS DATA	2009	2008	2007	2006	2005

Revenue	$56,199	$292	$637	$760	$6,079
Income (loss) from oil and gas operations	(53,626)	268	541	311	(1,304)
Administrative expenses	276,815	50,782	40,691	51,463	74,407
Operating loss for the year	(330,441)	(50,514)	(40,150)	(51,152)	(75,711)
Interest income	1,580	-	205	-	-
Income taxes (recovery) future	-	-	-	-	9,100
Net loss and comprehensive loss for the year/period	(328,861)	(50,514)	(39,945)	(51,152)	(84,811)
Loss per common share basic and diluted	(0.019)	(0.006)	(0.006)	(0.008)	(0.013)
Weighted average common shares outstanding	17,646,295	7,955,482	6,396,739	6,396,739	6,396,739
BALANCE SHEET INFORMATION
Working capital (deficiency)	(137,372)	(93,634)	(483,860)	(444,839)	(393,763)
Total assets	600,327	208,486	9,746	8,298	25,216
Total shareholders’ equity (deficiency)	265,994	(93,186)	(482,860)	(442,915)	(391,763)

The following table sets forth our selected consolidated financial data as set forth in the preceding table, as reconciled pursuant to United States Generally Accepted Accounting Principles:

EAGLEFORD ENERGY INC.
Presented Pursuant to United States Generally Accepted Accounting Principles
(STATED IN CANADIAN DOLLARS)

	YEARS ENDED AUGUST 31,
CONSOLIDATED STATEMENT OF OPERATIONS DATA	2009	2008	2007	2006	2005

Revenue	$56,199	$292	$637	$760	$6,079
Income (loss) from operations	(53,626)	268	541	311	(1,304)
Administrative expenses	276,815	50,782	40,691	51,463	74,407
Operating loss for the year	(330,441)	(50,514)	(40,150)	(51,152)	(75,711)
Interest income	1,580	-	205	-	-
Income taxes (recovery) future	-	-	-	-	9,100
Net loss and comprehensive loss according to Canadian GAAP	(328,861)	(50,514)	(39,945)	(51,152)	(84,811)
Unrealized gain on marketable securities	-	-	-	(171)	(1,354)
Additional impairment of oil and gas interests	(73,638)	-	-	-
Comprehensive loss according to US GAAP	(402,499)	(50,514)	(39,945)	(51,323)	(86,165)
Net loss per common share basic and diluted according to US GAAP	(0.023)	(0.006)	(0.006)	(0.008)	(0.013)
Shares used in the computation of basic and diluted earnings per share	17,646,295	7,955,482	6,396,739	6,396,739	6,396,739

BALANCE SHEET INFORMATION
Working capital deficiency	(137,372)	(93,634)	(483,860)	(444,840)	(393,592)
Total assets per Canadian GAAP	600,327	208,486	9,746	8,298	25,216
Unrealized gain on marketable securities	-	-	-	-	171
Write-down of marketable securities	-	-	-	(1)	-
Additional impairment of oil and gas interests	(73,638)	-	-	-	-
Total assets per US GAAP	526,689	208,486	9,746	8,297	25,387
Total shareholders’ equity (deficiency) per Canadian GAAP	265,994	(93,186)	(482,860)	(442,915)	(391,763)
Accumulated other comprehensive income:	-
Unrealized gain on marketable securities	-	-	-	(1)	171
Additional impairment of oil and gas interests	(73,638)	-	-	-	-
Total shareholders’ equity (deficiency) per US GAAP	192,356	(93,186)	(482,860)	(442,916)	(391,592)

OTHER FINANCIAL DATA
Cash flow provided by (used in):
Operating activities	(172,333)	(50,414)	(268)	(17,523)	(28,916)
Investing activities	80,499	-	-	11,512	5,160
Financing activities	62,013	252,188	-	-	-

Differences between Generally Accepted Accounting Principles (GAAP) in Canada and the United States

For the year ended August 31, 2009 the preparation of our Audited Consolidated Financial Statements in accordance with Canadian GAAP with a reconciliation to US GAAP recorded an additional impairment in oil and gas interests of $73,638 on the consolidated balance sheet and on the consolidated statement of loss, comprehensive loss and deficit. For the years ended August 31, 2008 and 2007 the preparation of our Audited Consolidated Financial Statements in accordance with US GAAP would not have resulted in differences to the Consolidated Balance Sheet or Consolidated Statement of Loss, Comprehensive Loss and Deficit from our Audited Consolidated Financial Statements prepared using Canadian GAAP.  For the years ended August 31, 2006 and 2005 the preparation of our  Audited Consolidated Financial Statements in accordance with US GAAP recorded an unrealized (loss) gain on marketable securities in accumulated other comprehensive (loss) income on the consolidated balance sheet and the consolidated statement of loss, comprehensive loss and deficit of $(1) and $171, respectively.

Recently Issued United States Accounting Standards are included in Note 16 to our August 31, 2009 Audited Consolidated Financial Statements.

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.0652 per US$1.00 (or US$0.9348 per CDN$1.00) as of January 29, 2010.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	YEARS ENDED AUGUST 31,
	2009	2008	2007	2006	2005
Average exchange rate CDN$ per US$1.00	1.0967	1.0631	1.0560	1.1066	1.1893
Average exchange rate US$ per CDN$1.00	0.9033	0.9369	0.9440	0.8934	0.8107

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended January 31, 2010 are as follows:

Month	Exchange rate CDN$ per US$1.00
	Low	High
January 2010	1.0260	1.0669
December 2009	1.0400	1.0713
November 2009	1.0458	1.0742
October 2009	1.0289	1.0843
September 2009	1.0615	1.1060
August 2009	1.0251	1.0677

B.           CAPITALIZATION AND INDEBTEDNESS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

D.           RISK FACTORS

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in our securities.

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.   Both the exploration and development of oil and gas reserves can be capital-intensive businesses. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

We have a history of losses and a limited operating history as an oil and gas exploration and development company which makes it more difficult to evaluate our future prospects.   To date, we have incurred significant losses. We have a limited operating history upon which any evaluation of us and our long-term prospects might be based. We are subject to the risks inherent in the oil and gas industry, as well as the more general risks inherent to the operation of an established business.  We and our prospects must be considered in light of the risks, expenses and difficulties encountered by all companies engaged in the extremely volatile and competitive oil and gas markets. Any future success we might achieve will depend upon many factors, including factors, which may be beyond our control.  These factors may include changes in technologies, price and product competition, developments and changes in the international oil and gas market, changes in our strategy, changes in expenses, fluctuations in foreign currency exchange rates, general economic conditions, and economic and regulatory conditions specific to the areas in which we compete.  To address these risks, we must, among other things, comply with environmental regulations; expand our portfolio of proven oil and gas properties and negotiate additional working interests and prospect participations; and expand and replace depleting oil and gas reserves.

We have significant debt which may make it more difficult for us to obtain future financing or engage in business combination transactions.   We have significant debt obligations.  The degree to which this indebtedness could have consequences on our future prospects includes the effect of such debts on our ability to obtain financing for working capital, capital expenditures or acquisitions. The portion of available cash flow that will need to be dedicated to repayment of indebtedness will reduce funds available for expansion.   If we are unable to meet our debt obligations through cash flow from operations, we may be required to refinance or adopt alternative strategies to reduce or delay capital expenditures, or seek additional equity capital.

Our future operating results are subject to fluctuation based upon factors outside of our control.   Our operating results may in the future fluctuate significantly depending upon a number of factors including industry conditions, oil and gas prices, rate of drilling success, rates of production from completed wells and the timing of capital expenditures.  Such variability could have a material adverse effect on our business, financial condition and results of operations.  In addition, any failure or delay in the realization of expected cash flows from operating activities could limit our future ability to participate in exploration or to participate in economically attractive oil and gas projects.

Our operating results will be affected by foreign exchange rates.   Since energy commodity prices are primarily priced in US dollars, a portion of our revenue stream is affected by U.S./Canadian dollar exchange rates.  We do not hedge this exposure.  While to date this exposure has not been material, it may become so in the future.

Our inability to manage our expected growth could have a material adverse effect on our business operations and prospects.   We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. The ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expend, train and manage our employee base. The inability to deal with this growth could have a material adverse impact on our business, operations and prospects.

To compete in our industry, we must attract and retain qualified personnel.   Our ability to continue our business and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and retain qualified management and personnel.  Competition for such personnel is intense, and we may not be able to attract and retain such personnel which may negatively impact our share price. We do not have key-man insurance on any of our employees, directors or senior officers and we do not have written employment agreements with any of our employees, directors or senior officers.

We must continue to institute procedures designed to avoid potential conflicts involving our officers and directors. Some of our directors and officers are or may serve on the board of directors of other companies from time to time. Pursuant to the provisions of the Business Corporations Act ( Ontario ), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to us.  To avoid the possibility of conflicts of interest which may arise out of their fiduciary responsibilities to each of the boards, all such directors have agreed to abstain from voting with respect to a conflict of interest between the applicable companies.  In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or members of management, may have a conflict.

We rely on the expertise of certain persons and must insure that these relationships are developed and maintained.   We are dependent on the advice and project management skills of various consultants and joint venture partners contracted by us from time to time.  Our failure to develop and maintain relationships with qualified consultants and joint venture partners will have a material adverse effect on our business and operating results.

We must indemnify our officers and directors against certain actions.   Our articles contain provisions that state, subject to applicable law, we must indemnify every director or officer, subject to the limitations of the Business Corporations Act (Ontario), against all losses or liabilities that our directors or officers may sustain or incur in the execution of their duties.  Our articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by us in the execution of his duties if he acted honestly and in good faith with a view to our best interests. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to us, though such an action, if successful, might otherwise benefit us and our shareholders.

We do not currently maintain a permanent place of business within the United States. A majority of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing into 2010, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

Since our sole executive officer does not devote her full time to the performance of her Company duties, she may engage in other work activities to our detriment.  Sandra Hall, our sole executive officer, devotes approximately 40% of her work time to the performance of her Company duties. Although she has an obligation to perform her duties in a manner consistent with our best interests and through her stock ownership in the Company, is incentivized to do so, she may encounter conflicts regarding the availability and use of her work time. Although there are no such present conflicts, the development thereof could have a material adverse effect on us.

Risks Factors Relating to Our Common Stock

Our stockholders may have difficulty selling shares of our common stock as there is a limited public trading market for such stock.  There is only a limited public market for our common stock, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the Over-the-Counter Bulletin Board.  In addition, our common stock has not been qualified under any applicable state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities:  (i) lack of profits, (ii) need for additional capital, (ii) limited public market for such securities; (iii) the applicability of certain resale requirements under the Securities Act; and (iv) applicable blue sky laws and the other factors discussed in this Risk Factors section.

Possible volatility of stock price. The market price for our common stock may be volatile and is subject to significant fluctuations in response to a variety of factors, including the liquidity of the market for the common stock, variations in our quarterly operating results, regulatory or other changes in the oil and gas industry generally, announcements of business developments by us or our competitors, litigation, changes in operating costs and variations in general market conditions. Because we have a limited operating history, the market price for our common stock may be more volatile than that of a seasoned issuer. Changes in the market price of our securities may have no connection with our operating results. No predictions or projections can be made as to what the prevailing market price for our common stock will be at any time.

We do not anticipate paying dividends on our common stock.   We presently plan to retain all available funds for use in our business, and therefore do not plan to pay any cash dividends with respect to our securities in the foreseeable future.  Hence, investors in our common stock should not expect to receive any distribution of cash dividends with respect to such securities for the foreseeable future.

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.   Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

At the Annual and Special Meeting of Shareholders held on February 9, 2010, shareholders approved a resolution permitting us to issue up 24,232,559 shares of common stock by way of private placements, acquisitions or equity credit lines to be completed on or before February 9, 2011.

At the Annual and Special Meeting of Shareholders held on February 9, 2010, shareholders approved a resolution authorizing us to consolidate our issued and outstanding common shares on an up to one (1) for four (4) basis, or divide our issued and outstanding common shares on an up to four (4) for one (1) basis.

At the Annual and Special Meeting of Shareholders held on February 9, 2010, shareholders approved a resolution authorizing us to issue up to 20% of the outstanding shares of common stock from time to time (or a total of 4,846,512 shares) in connection with our 2000 Stock Option Plan, as amended (the “Plan”).

As of the date of this Annual Report, no such options are issued.

Prospective investors in our Company are urged to seek independent investment advice.   Independent legal, accounting or business advisors (i) have not been appointed by, and have not represented or held themselves out as representing the interests of prospective investors in connection with this Annual Report, and (ii) have not “expertized” or held themselves out as “expertizing” any portion of this Annual Report, nor is our legal counsel providing any opinion in connection with us, our business or the completeness or accuracy of this Annual Report.  Neither we nor any of our respective officers, directors, employees or agents, including legal counsel, make any representation or expresses any opinion (i) with respect to the merits of an investment in our common stock, including without limitation the proposed value of our common stock; or (ii) that this Annual Report provides a complete or exhaustive description of us, our business or relevant risk factors which an investor may now or in the future deem pertinent in making his, her or its investment decision.  Any prospective investor in our common stock is therefore urged to engage independent accountants, appraisers, attorneys and other advisors to (a) conduct such due diligence review as such investor may deem necessary and advisable, and (b) to provide such opinions with respect to the merits of an investment in our Company and applicable risk factors upon which such investor may deem necessary and advisable to rely.  We will fully cooperate with any investor who desires to conduct such an independent analysis so long as we determine, in our sole discretion, that such cooperation is not unduly burdensome.

We will incur significant costs as a result of being a public company.   As a public company, we will incur significant accounting, legal, governance, compliance and other expenses that private companies do not incur. In addition, the Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. These rules and regulations increase public company’s legal, audit and financial compliance costs and make some activities more time-consuming and costly. For example, as a public company, we are required to adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. These rules and regulations will also make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Applicable SEC rules governing the trading of “penny stocks” will limit the trading and liquidity of our common stock and may affect the trade price for our common stock.   The Securities and Exchange Commission (“SEC”) has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) of less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We expect that the penny stock rules will discourage investor interest in and limit the marketability of our common shares.

In addition to the "penny stock" rules described above, the National Association of Securities Dealer (“NASD”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements will make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

Risks Factors Relating to Our Business

Our future success is dependent upon our ability to locate, obtain and develop commercially viable oil and gas deposits.   Our future success is dependent upon our ability to economically locate commercially viable oil and gas deposits. We may not be able to consistently identify viable prospects, and such prospects, if identified, may not be commercially exploitable.  Our inability to consistently identify and exploit commercially viable hydrocarbon deposits would have a material and adverse effect on our business and financial position.

Exploratory drilling activities are subject to substantial risks.   Our expected revenues and cash flows will be principally dependent upon the success of any drilling and production from prospects in which we participate.  The success of such prospects will be determined by the economical location, development and production of commercial quantities of hydrocarbons.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected formation and drilling conditions, pressure or other irregularities in formations, blowouts, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements or shortages or delays in the delivery of equipment.  Our inability to successfully locate and drill wells that will economically produce commercial quantities of oil and gas could have a material adverse effect on our business and, financial position.

Our drilling and exploration plans will be subject to factors beyond our control.   A prospect is a property that has been identified based on available geological and geophysical information that indicates the potential for hydrocarbons. Whether we ultimately drill a property may depend on a number of factors including funding; the receipt of additional seismic data or reprocessing of existing data; material changes in oil or gas prices; the costs and availability of drilling equipment; the success or failure of wells drilled in similar formations or which would use the same production facilities; changes in estimates of costs to drill or complete wells; our ability to attract industry partners to acquire a portion of our working interest to reduce exposure to drilling and completion costs; decisions of our joint working interest owners; and restrictions under provincial regulators.

Our operating results are subject to oil and natural gas price volatility.   Our profitability, cash flow and future growth will be affected by changes in prevailing oil and gas prices.  Oil and gas prices have been subject to wide fluctuations in recent years in response to changes in the supply and demand for oil and natural gas, market uncertainty, competition, regulatory developments and other factors which are beyond our control.  It is impossible to predict future oil and natural gas price movements with any certainty.  We do not engage in hedging activities.  As a result, we may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities.   An extended or substantial decline in oil and gas prices would have a material adverse effect on our access to capital, and our financial position and results of operations.

Unforeseen title defects may result in a loss of entitlement to production and reserves.   Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets.  If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Estimates of reserves and predictions of future events are subject to uncertainties.   Certain statements included in this Annual Report contain estimates of our oil and gas reserves and the discounted future net revenues from those reserves, as prepared by independent petroleum engineers or us.  There are numerous uncertainties inherent in such estimates including many factors beyond our control. The estimates are based on a number of assumptions including constant oil and gas prices, and assumptions regarding future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves.  Such estimates are inherently imprecise indications of future net revenues, and actual results might vary substantially from the estimates based on these assumptions.  Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves.  In addition, our reserves might be subject to revisions based upon future production, results of future exploration and development, prevailing oil and gas prices and other factors. Moreover, estimates of the economically recoverable oil and gas reserves, classifications of such reserves and estimates of future net cash flows prepared by independent engineers at different times may vary substantially.  Information about reserves constitutes forward-looking statements.

The success of our business is dependent upon our ability to replace reserves.   Our future success depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable.  As a result we must locate, acquire and develop new oil and gas reserves to replace those being depleted by production.  Without successful funding for acquisitions and exploration and development activities, our reserves will decline.  We may not be able to find and develop or acquire additional reserves at an acceptable cost.

Most of our competitors have substantially greater financial, technical, sales, marketing and other resources than we do.   We engage in the exploration for and production of oil and gas, industries which are highly competitive. We compete directly and indirectly with oil and gas companies in our exploration for and development of desirable oil and gas properties. Many companies and individuals are engaged in the business of acquiring interests in and developing oil and gas properties in the United States and Canada, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than we do. We will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to operate and develop such prospects. Competition could materially and adversely affect our business, operating results and financial condition. Such competitive disadvantages could adversely affect our ability to participate in projects with favorable rates of return.

Shortages of supplies and equipment could delay our operations and result in higher operating and capital costs.   Our ability to conduct operations in a timely and cost effective manner is subject to the availability of natural gas and crude oil field supplies, rigs, equipment and service crews. Although none are expected currently, any shortage of certain types of supplies and equipment could result in delays in our operations as well as in higher operating and capital costs.

Our business is subject to interruption from severe weather. Presently, our operations are conducted principally in the central region of Alberta. The weather in this area and other areas in which we may operate in the future can be extreme and can cause interruption or delays in our drilling and construction operations.

We are dependent on third-party pipelines and would experience a material adverse effect on our operations were our access to such pipelines be curtailed or the rates charged for use thereof materially increased.   Substantially all our sales of natural gas production are effected through deliveries to local third-party gathering systems to processing plants.  In addition, we rely on access to inter-provincial pipelines for the sale and distribution of substantially all of our gas. As a result, a curtailment of our sale of natural gas by pipelines or by third-party gathering systems, an impairment of our ability to transport natural gas on inter-provincial pipelines or a material increase in the rates charged to us for the transportation of natural gas by reason of a change in federal or provincial regulations or for any other reason, could have a material adverse effect upon us. In such event, we would have to obtain other transportation arrangements. We may not have economical transportation alternatives and it may not be feasible for us to construct pipelines. In the event such circumstances were to occur, our operating netbacks from the affected wells would be suspended until, and if, such circumstances could be resolved.

Our business is subject to operating hazards and uninsured risks.   The oil and gas business involves a variety of operating risks, including fire, explosion, pipe failure, casing collapse, abnormally pressured formations, adverse weather conditions, governmental and political actions, premature reservoir declines, and environmental hazards such as oil spills, gas leaks and discharges of toxic gases. The occurrence of any of these events with respect to any property operated or owned (in whole or in part) by us could have a material adverse impact on us. Insurance coverage is not always economically feasible and is not obtained to cover all types of operational risks. The occurrence of a significant event that is not insured or insured fully could have a material adverse effect on our financial condition.

Our business is subject to restoration, safety and environmental risk.   Our present operations are primarily in western Canada and certain laws and regulations exist that require companies engaged in petroleum activities to obtain necessary safety and environmental permits to operate. Such legislation may restrict or delay us from conducting operations in certain geographical areas. Further, such laws and regulations may impose liabilities on us for remedial and clean-up costs, or for personal injuries related to safety and environmental damages, such liabilities collectively referred to as “asset retirement obligations”. While our safety and environmental activities have been prudent in managing such risks, we may not always be successful in protecting us from the impact of all such risks.

The termination or expiration of any of our licenses and leases may have a material adverse effect on our results of operations.   Our properties are held in the form of licenses and leases and working interests in licenses and leases. If we, or the holder of the license or lease, fail to meet the specific requirement of a license or lease, the license or lease may terminate or expire. We may not meet the obligations required to maintain each license or lease. The termination or expiration of our licenses or leases or the working interests relating to a license or lease may have a material adverse effect on our results of operations and business.

Compliance with the Kyoto Protocol may subject us to increased operating costs.   The Kyoto Protocol, ratified by the Canadian federal government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008-2012. The Canadian government released a framework outlining its Climate Change action plan on April 13, 2005. The plan contains few technical details regarding the implementation of the government’s greenhouse gas reduction strategy. The Climate Change Working Group of the Canadian Association of Petroleum Producers continues to work with the Canadian and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation, which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector. As the Canadian government has yet to release a detailed Kyoto compliance plan, we are unable to predict the impact of potential regulations upon our business; however, it is possible that we would face increases in operating costs in order to comply with the greenhouse gas emissions legislation.

Compliance with new or modified environmental laws or regulations could have a materially adverse impact on us.   We are subject to various Canadian federal and provincial laws and regulations relating to the environment.  We believe that we are currently in compliance with such laws and regulations.  However, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance. In addition, we could incur significant liability under such laws for damages, clean-up costs and penalties in the event of certain discharges into the environment. In addition, environmental laws and regulations may impose liability on us for personal injuries, clean-up costs, environmental damage and property damage as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for accidental environmental damages, but do not maintain insurance for the full potential liability that could be caused by such environmental damage. Accordingly, we may be subject to significant liability, or may be required to cease production in the event of the noted liabilities.

ITEM 4	INFORMATION ON THE COMPANY

We are incorporated under the laws of the Province of Ontario, and are registered as an extra-provincial company in Alberta.  Our primary activities are investment in, exploration and development and production of oil and gas.

We hold a 0.5% non-convertible gross overriding royalty in a natural gas well located in the Haynes area in the Province of Alberta, Canada.

We hold a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area in the Province of Alberta, Canada.

Our registered office and management office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1, Telephone (416) 364-4039, Facsimile (416) 364-8244. Our books and financial records are located in the registered office and management office.  Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. . Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our Registrar and Transfer Agent is Equity Transfer & Trust Company located at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in Ontario, Canada on September 22, 1978, under the Business Corporations Act ( Ontario ), under the name Bonanza Red Lake Explorations Inc. (“Bonanza Red Lake”).  By prospectus dated November 20, 1978 and a further amendment to the Prospectus dated January 10, 1979 we became a reporting issuer in the Province of Ontario and raised $250,000 to acquire interests in and to explore and develop certain mineral lands located near the Town of Red Lake, Ontario, Canada. In 1987, we optioned our mineral lands in Red Lake, Ontario to Pure Gold Resources Inc., who expended sufficient funds during 1988 and 1989 to earn an 85% interest in our eight patented mineral claims, and then discontinued its exploration program on the property. Bonanza Red Lake had subsequently written the carrying amount of these mineral claims down to $1.

On March 29, 2000, Bonanza Red Lake entered into a Share Exchange Agreement with 1406768 Ontario Inc. (“1406768 Ontario”).  1406768 Ontario is a company incorporated under the laws of the Province of Ontario by articles of incorporation dated effective March 13, 2000. The purpose of the transaction was to allow Bonanza Red Lake to acquire a company, 1406768 Ontario, which resulted in our owning part of an operating business.  At an Annual and Special Meeting of shareholders held on May 10, 2000 we received shareholder approval for the acquisition of 1406768 Ontario; the consolidation of Bonanza Red Lake’s issued and outstanding common shares on a one new common share for every three old common shares basis;  a name change from Bonanza Red Lake to Eugenic Corp; a new stock option plan (the “Plan”) authorizing 1,275,000 common shares to be set aside for issuance under the Plan; and authorizing the directors to determine or vary the number of directors of the Company from time to time which pursuant to our Articles provide for a minimum of three and a maximum of ten.

By Articles of Amendment dated August 15, 2000, Bonanza Red Lake consolidated its issued and outstanding common shares on a one new common share for every three old common shares basis and changed the name of the company to Eugenic Corp.

We completed the acquisition of 1406768 Ontario on October 12, 2000 and acquired all of the issued and outstanding shares of 1406768 Ontario for $290,000. The purchase price was satisfied by our issuance of 5,800,000 company units at $0.05 per unit.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share of ours at an exercise price of $0.25 per common share until October 12, 2003. As a result of this transaction, the original shareholders of 1406768 Ontario owned 90.7% of our issued shares. The acquisition resulted in a change in business and an introduction of new management for us. The acquisition was accounted for as a reverse take-over of us by 1406768 Ontario. Our net assets acquired at fair value as at October 12, 2000 resulted in a deficiency of assets over liabilities in the amount of $123,170 which was charged to share capital. All of the 5,800,000 outstanding warrants expired on October 12, 2003.

On November 2, 2001, we were extra-provincially registered in the Province of Alberta, Canada.

As part of an initiative to create cash flow, we commenced oil and gas operations effective August 31, 2001 and acquired a 25% working interest in one section of land (640 gross acres) in the Windfall Area of Alberta, Canada for a purchase price of $75,000.  On June 25, 2003 we disposed of this property for net proceeds of $85,000.

On September 10, 2001, we entered into a Participation Agreement to acquire a 30% interest in one section of land (640 gross acres) in the St Anne area of Alberta, Canada by paying 40% of the costs to acquire approximately 7.1 kilometers of proprietary 2D seismic data. After review of the seismic data, it was determined that the joint partners would not undertake to drill a test well. Accordingly, the costs associated with acquiring this prospect were written off during fiscal 2003 - $4,806 and in fiscal 2002 - $22,781.

We entered into an Agreement dated February 28, 2002 to participate in drilling two test wells by paying 10% of the costs to drill to earn a 6% working interest before payout and a 3.6% working interest after payout. The first test well in the Haynes area of Alberta, Canada was drilled and proved to contain uneconomic hydrocarbons and was subsequently abandoned and costs of $38,855 were written off in 2002. On August 28, 2003 the joint partners farmed out their interest in the Haynes prospect for a 10% non-convertible overriding royalty (“NCOR”). The farmee drilled a test well and placed the well on production commencing December 2003.  Our share of this NCOR is 0.5%. The second test well in the Mikwan area of Alberta, Canada was drilled and initially placed on production from the Glauconite formation and later shut in during 2003.  The Glauconite formation was subsequently abandoned and the Belly River formation was completed and placed on production in January 2004.

Effective August 9, 2002, we entered into an agreement with Wolfden Resources Inc. (“Wolfden”) and sold our 15% interest in 8 patented mining claims located in Dome Township, Red Lake, Ontario (the “Mining Claims”) for consideration of $5,000 plus we retained a 0.3% net smelter return royalty of the net proceeds realized from the sale of recovered minerals. Wolfden also holds a right of first refusal to purchase our 0.3% net smelter return royalty. Pursuant to an arrangement dated effective August 18, 2006, Wolfden transferred certain assets including its interests in and to the Mining Claims to Premier Gold Mines Limited (“Premier”).

Effective October 28, 2005, we surrendered our 6% working interest in a gas well slated for abandonment and related expiring leases in the Mikwan area of Alberta.  In exchange for the surrender of interests, we were released of our abandonment and site reclamation obligations.

The following table sets forth our capital expenditures for the fiscal years indicated.

Description of Expenditure	August 31, 2009	August 31, 2008	August 31, 2007
Oil and Gas Interests	Nil	Nil	Nil
Marketable Securities	Nil	Nil	Nil
Total Expenditures	Nil	Nil	Nil

We intend to apply additional capital to further enhance our property interests. As part of our oil and gas development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved reserves. Amounts expended on future exploration and development are dependent on the nature of future opportunities evaluated by us. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

On April 14, 2008, we completed a non-brokered private placement of a total of 2,575,000 units (each a "Unit") at a purchase price of $0.10 per Unit for gross proceeds of $257,500 (the "Offering").  Each Unit was comprised of one common share and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until April 14, 2011 to purchase one additional share of our common stock at a purchase price of $0.20 per share.

On April 14, 2008, we also entered into an agreement (the "Debt Settlement Agreement") with our President, Secretary and Director, Sandra J. Hall, to convert debt in the amount of $50,000 through the issuance of a total of 500,000 shares at an attributed value of $0.10 per Share.  In connection with the conversion, Ms. Hall has also agreed to forgive $38,000 of the debt owing to her by us.

In addition, on April 14, 2008, we also completed similar debt settlement arrangements with two other arm's length parties, in an effort to reduce the debt that we have reflected on our financial statements.  In the aggregate, we entered into agreements to convert $100,000 of debt, through the issuance of a total of 1,000,000 shares at an attributed value of $0.10 per share.

On February 5, 2009, we completed a non-brokered private placement of 2,600,000 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of $130,000. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 5, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share. 1407271 Ontario Inc. purchased 1,600,000 units. 1407271 Ontario Inc. is owned 100% by Ms. Sandra Hall.  Ms. Hall is also the sole director and officer of 1407271.

On February 25, 2009, we completed a non-brokered private placement of 1,000,256 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of approximately $50,013. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 25, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share. Sandra Hall, our president and a director, and Milton Klyman, a director, purchased 600,000 Units and 50,000 Units, respectively.

On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta Ltd. (“1354166 Alberta”), a company incorporated on October 3, 2007 in the Province of Alberta Canada (the "Transaction") under the Business Corporations Act (Alberta).  In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholder loans in 1354166 by cash payment. . Each unit is comprised of one share of our common stock (each a "Share") and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock at a purchase price of $0.07 per share. The shareholders of 1354166 and 1354166 itself are arm's-length parties to us. 1354166 is a private company that has a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area of Alberta, Canada.

On February 27, 2009, we entered into an agreement with a non-related party, to convert debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit (the "Debt Settlement").  Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.

By Articles of Amendment dated November 12, 2009, 1406768 Ontario changed its name to Eagleford Energy Inc.

By Articles of Amalgamation dated November 30, 2009 we amalgamated with Eagleford Energy Inc. and upon the amalgamation the amalgamated entity's name became Eagleford Energy Inc.

Our past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations and proceeds from the sale of marketable securities and from the issuance of common shares.

Our registered office and principal place of business in Ontario is located at 1 King Street West, Suite 1505, Toronto, Ontario M5H 1A1.  Our telephone number at that address is (416) 364-4039.

B.           BUSINESS OVERVIEW

Directly and through our wholly owned subsidiary 1354166 Alberta we are primarily engaged in the development, acquisition and production of oil and gas interests located in Alberta, Canada. Our operations currently consist of a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada and a 5.1975% working interest in a natural gas unit located in Alberta, Canada held through our wholly owned subsidiary 1354166 Alberta.

We have a 0.3% Net Smelter Return Royalty on 8 patented mining claims located in Red Lake, Ontario, Canada.

For the three fiscal years ending August 31, 2009, 2008 and 2007 the total gross revenue derived from the sale of our natural gas interests was as follows:

Total
August 31, 2009	$56,199
August 31, 2008	$292
August 31, 2007	$637

We sell our natural gas production to integrated oil and gas companies and marketing agencies. Sales prices are generally set at market prices available in Canada or the United States.

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns.  Wet weather and spring thaw make the ground unstable and municipalities and provincial transportation departments enforce road bans that may restrict the level of activity.  Seasonal factors and unexpected weather patterns may lead to declines in production activity and increased consumer demand or changes in supply during certain months of the year may influence the commodity prices.

There is an existing and available market for the oil and gas produced from the properties. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•	the level of consumer product demand;

•	weather conditions;

•	the foreign supply of oil and gas;

•	the price of foreign imports; and

•	volatility in market prices for oil and natural gas;

•	ability to raise financing;

•	reliance on third party operators;

•	ability to find or produce commercial quantities of oil and natural gas;

•	liabilities inherent in oil and natural gas operations;

•	dilution of interests in oil and natural gas properties;

•	general business and economic conditions;

•	the ability to attract and retain skilled staff;

•	uncertainties associated with estimating oil and natural gas reserves;

•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and

•	governmental regulation and environmental legislation.

We caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on our forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. We also caution readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

We do not have a reliance on raw materials, as we operate in an extractive industry.

We do not have a reliance on any significant patents or licenses.

The oil and gas business is highly competitive in every phase.  Many of our competitors have greater financial and technical resources, and have established multi-national operations, secured land rights and licenses, which we may not have.  As a result, we may be prevented from participating in drilling and acquisition programs (See, Item 3.D Key Information - Risk Factors).

Governmental Regulation/Environmental Issues

Our oil and gas operations are subject to various Canadian governmental regulations including those imposed by Alberta Energy Resources Conversation Board and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. These regulations may adversely affect our operations and cost of doing business. It is likely that these laws and regulations will become more stringent in the future (See, Item 3.D Key Information - Risk Factors).

C.           ORGANIZATIONAL STRUCTURE

We have a wholly owned subsidiary, 1354166 Alberta Ltd., a company incorporated under the Business Corporations Act (Alberta).

D.           PROPERTY, PLANTS AND EQUIPMENT

Our executive offices consist of approximately 140 square feet of office space and are rented on a month to month basis.  The address of our executive offices is 1 King Street West, Suite 1505, Toronto, Ontario Canada.

We hold a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada and a 5.1975% working interest in a natural gas unit located in Botha, Alberta, Canada through our wholly owned subsidiary 1354166 Alberta.

We have a 0.3% Net Smelter Return Royalty on eight patented mining claims located in Red Lake, Ontario, Canada.

The table below is a glossary of terms and abbreviations that may be used in this Item.

GLOSSARY OF TERMS

Natural Gas	Mcf	1,000 cubic feet
	MMcf	1,000,000 cubic feet
	Mcf/d	1,000 cubic feet per day

Oil and Natural Gas Liquids	Bbl	Barrel
	Mbbls	1,000 barrels
	Blpd	Barrels of liquid per day
	Boe	Barrel of oil equivalent (1)
	Bpd	Barrels per day
	Boepd	Barrels of oil equivalent per day
	Bopd	Barrels of oil per day
	NGLs	Natural gas liquids

(1) Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.317
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economics data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs changes.  The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates, (iii) production decline rates, (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production, (vii) effects of government regulation; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserves estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required for changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year–end prices, reservoir performance and geological conditions or production.  These revisions can be either positive or negative (See Item 3.D. Key Information – Risk Factors).

As a Canadian issuer, we are required under Canadian law to comply with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (NI 51-101) issued by the Canadian Securities Administrators, in all of our reserves related disclosures. NI 51-101 was effective September 30, 2003 and applies to financial years ended on or after December 31, 2003. NI 51-101 mandates significant changes in the way reporting issuers are required to determine and publicly disclose information relating to oil and gas reserves. Under NI 51-101, proved reserves is an estimate, the premise of which means there must be at least a ninety percent probability that actual quantities of crude oil and natural gas proved reserves recovered will equal or exceed the estimated proved reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of crude oil and natural gas activities by reporting issuers and elevate reserves reporting to a higher level of confidence and accountability. In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in the United States Securities and Exchange Commission (“SEC”) Regulation S-X. However, under certain circumstances, applicable U.S. law permits us to comply with our own country’s law if the requirements vary. We believe that the standards for determining proved reserves under NI 51-101 meet those set forth under U.S. law and thus we have presented our proved reserves under NI 51-101 only.

The crude oil and natural gas industry commonly applies a conversion factor to production and estimated proved reserve volumes of natural gas in order to determine an “all commodity equivalency” referred to as barrels of oil equivalent (“boe”). The conversion factor we have applied in this Report is the current convention used by many oil and gas companies, where six thousand cubic feet (“mcf”) is equal to one barrel (“bbl”). A boe is based on an energy equivalency conversion method primarily applicable at the burner tip. It may not represent equivalency at the wellhead and may be misleading if used in isolation.

Reserve Information. The estimate of our proved reserves on a constant-pricing basis, and their associated net present values, have been based on the August 31, 2009, 2008 and 2007 actual posted commodity prices as determined by our independent engineering evaluators, Sproule Associates Limited (“Sproule”), a member of the Association of Professional Engineers Geologists and Geophysicists of Alberta, Canada. Appropriate adjustments have been made to account for quality and transportation, to the constant natural gas prices, and to the constant natural gas by-products prices to reflect historical prices received for each area.  It should not be assumed that the discounted net present value estimated by Sproule represents the fair market value of the reserves. Where the present value is based on constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material. At August 31, 2009, we hold a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada which is carried on the books at NIL and through our wholly owned subsidiary 1354166 Alberta holds a 5.1975% working interest in a natural gas unit located in the Botha area Northwest, Alberta near the town of Manning, Canada. The unit is governed by a Pooling Agreement dated December 01, 1991 (covering Natural Gas in the Debolt formation) which contains a Right of First Refusal provision. Under a participation agreement dated October 15, 2003, 1354166 Alberta’s working interest is held in trust by a joint venture partner.

The table below sets out in CDN dollars the constant prices and the exchange rate used. All of our reserves are located in Alberta, Canada.

August 31, 2009	Natural Gas Alberta AECO-C Exchange Rate:	2.14 $/Mcf 0.9132 $ US/$ Cdn.

August 31, 2008	Natural Gas Alberta AECO-C Exchange Rate:	6.92 $/Mcf 0.9483 $US/$Cdn.

August 31, 2007	Natural Gas Alberta AECO-C Exchange Rate:	4.65 $/Mcf 0.8980 $US/$Cdn.

Proved Reserves: The following table reflects estimates of our proved developed reserves as at August 31, 2009, 2008, and 2007 as reported by Sproule stated in CDN dollars.   All of our gas reserves are located in Canada. The following table represents our net interest in its reserves (after crown royalties, freehold royalties and overriding royalties and interests owned by others).  Estimated cash flow figures before income tax are net of all royalties, operating and capital costs and discounted at 10% to the Net Present Value (“NPV”). NPV figures are based on constant prices.

Period	Proved Reserves	Natural Gas Mmcf	Net Present Value discounted at 10%
August 31, 2009	Proved Developed	29	$	Nil
August 31, 2008	Proved Developed	Nil		$256
August 31, 2007	Proved Developed	Nil		$1,000

Production Volume:   The following table sets forth the net quantities of natural gas produced during the fiscal years ended August 31, 2009, 2008 and 2007.

August 31,	2009	2008	2007
Natural Gas (Mcf)	16,412	37	65

Historical Production:   The following table sets out our net share of production, average sales prices, average royalties, production costs and average net back per unit of production for the fiscal years ended August 31, 2009, 2008 and 2007.

	For the Years Ended
Historical Production	August 31, 2009	August 31, 2008	August 31, 2007
Natural Gas – Mcf/d	45	Nil	Nil
Natural Gas Prices- $/Mcf	$3.42	$9.23	$9.76
Royalty Costs - $/Mcf	0.63	Nil	0.62
Production Costs - $/Mcf	3.28	Nil	2.12
Net Back - $/Mcf	$(0.49)	$9.23	$9.76

Producing Wells:   The following table sets forth the number of our gross and net oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that we have an interest in by location as of August 31, 2009, 2008 and 2007,.  A gross well is a well in which we own an interest.  A net well represents the fractional interest we own in gross wells. For the fiscal years ended August 31, 2009, 2008 2007 we held a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada and through our wholly owned subsidiary, 1354166 Alberta a 5.1975% working interest in a natural gas unit located in the Botha area Northwest, Alberta near the town of Manning, Canada.

The following table sets out the number of gross and net producing oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that we have an interest in by location.

Location- Alberta, Canada	Gross Producing Gas Wells	Net Producing Gas Wells	Gross Non-Producing Gas Wells	Net Non-Producing Gas Wells
2009	3	5.1975	6	5.1975
2008	Nil	Nil	Nil	Nil
2007	Nil	Nil	Nil	Nil

Acreage. The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of August 31, 2009, 2008 and 2007. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta.  Our acreage is located in Alberta, Canada. All of our leasehold acreage is deemed developed

August 31,	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net
Leasehold Acreage	8,320	432.43	Nil	Nil	Nil	Nil

Drilling Activity:   As of August 31, 2009, 2008 and 2007 we have not participated in any drilling activities.

Reserve Reconciliation:   The following table sets forth a reconciliation of the changes in our associated and non-associated gas (MMcf) reserves as at August 31, 2009 against such reserves as at August 31, 2008.

	ASSOCIATED AND NON-ASSOCIATED GAS
	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
At August 31, 2008	45	27	72
Technical Revisions	(45)	(27)	(72)
Additions	29	10	39
At August 31, 2009	29	10	39

Production Estimates:   The following table indicates the volume of production estimated for the year ending August 31, 2010 reflected in the estimates of future net revenue based on constant prices and costs.

Property	Associated and Non-Associated Gas (MMcf)
Botha, Alberta	12

Additional Information Concerning Abandonment and Reclamation Costs:   We base our estimates for costs of abandonment and reclamation of surface leases and wells on previous experience with similar well site locations and area terrain. We believe that our range of estimates at $30,000 gross per well for abandonment and reclamation costs are reasonable and applicable to its wells.  Our independent engineering evaluator has also estimated similar costs in deriving our estimate of future net revenue. Ultimately all wells in the natural gas unit will require abandonment and reclamation.  The total of such costs estimated for 5.1975 net wells for the fiscal year ended August 31, 2009 was $12,474 and $2,080 calculated using a discount rate of 10% percent. We do not expect to pay abandonment and reclamation costs over the next 3 fiscal years.

Present Activities, Results of Exploration and Drilling:   At the present, we have no pending results for any drilling or exploration program or additional results pending from further activities.

Governmental Regulation/Environmental Issues:   Our oil and gas operations are subject to various Canadian governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations  (See, Item 3.D Key Information - Risk Factors).

ITEM 4A   UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2009, 2008 and 2007 and notes thereto included under “Item 17”. Unless otherwise indicated, discussion under this Item is based on Canadian dollars and is presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  For reference to differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) see Note 16 to our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2009 and 2008.

Certain measures in this discussion and analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations.

Certain statements made in this Item are forward-looking statements under the Reform Act.  Forward- looking statements are based on current expectations that involve a numbers of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein. See, Item 3.D Key Information - Risk Factors for discussion of important factors, which could cause results to differ materially from the forward- looking statements below.

Overview

Our Audited Consolidated Financial Statements for the years ended August 31, 2009, August 31, 2008 and August 31, 2007 include our accounts and those of our then wholly owned subsidiary 1406768 Ontario and 1354166 Alberta (from the date of acquisition February 27, 2009).    Our primary business focus consists of acquiring and developing oil and gas interests.  We have a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada.  In addition, we hold a 0.3% net smelter return royalty in eight patented mining claims in Red Lake, Ontario, Canada that is carried on the balance sheet at Nil.  In February 2009, we acquired 1354166 Alberta.  1354166 Alberta has a 5.1975% working interest in a natural gas unit located in the Botha area of Alberta, Canada.

Financial Instruments and Risk Factors

We are exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. We manage our exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting us are discussed below:

The fair value of financial instruments at August 31, 2009 and August 31, 2008 is summarized as follows:

	August 31, 2009		August 31, 2008
	Amount	Fair Value	Amount	Fair Value
Financial assets
Held for trading
Cash and cash equivalents	$172,905	$172,905	$202,726	$202,726

Loans and receivables
Accounts receivable	$20,421	$20,421	$5,311	$5,311

Financial liabilities
Accounts payable	$152,984	$152,984	$71,672	$71,672
Income taxes payable	$10,215	$10,215	$-	$-
Loan payable	$167,500	$167,500	$230,000	$230,000

(a)	Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. Our policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of our natural gas is marketed through a major international energy company. There are no other material accounts receivable at August 31, 2009 that we deemed uncollectible.

(b)	Foreign Exchange Risk

The prices received by us for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with us in Canadian dollars. Our cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. We consider this risk to be limited.

(c)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. We are not exposed to interest rate risk.

Based on management's knowledge and experience of the financial markets, we believe that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on us.

(d)	Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•	We will not have sufficient funds to settle transaction on the due date;
•	We will be forced to sell financial assets at a value which is less than what they are worth; or
•	We may be unable to settle or recover a financial asset at all.

We consider this risk to be limited.

(e)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

We believe that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on us.

(f)	Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of our risk management position for the for the fiscal years ended August 31, 2009 and 2008 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	August 31, 2009		August 31, 2008
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$61,819	$50,579	$321	$263
Net loss	$(323,241)	$(334,481)	$(50,485)	$(50,543)

(g)	Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•	utilizing competent, professional consultants as support teams to company staff.

•	performing careful and thorough geophysical, geological and engineering analyses of each prospect.

•	focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and continued in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

Capital Management

Our objective when managing capital is to safeguard our ability to continue as a going concern. We set the amount of capital in proportion to risk. We manage the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. Our board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of our management to sustain future development of the business.

Currently, we do not have any operational cash requirements other than administrative expenditures. Our producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given our relative size, is reasonable.

There were no changes in our capital management during the year ended August 31, 2009.

We are not subjected to any externally imposed capital requirements.

Critical Accounting Policies and Estimates and Change in Accounting Policies and Initial Adoption

Our significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the  Audited Consolidated Financial Statements for the fiscal years ended August 31, 2009, 2008, and 2007 (See Item 19 – Exhibits). It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact us relate to oil and gas accounting and reserve estimates.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  The preparation of our consolidated financial statements in accordance with US GAAP have resulted in differences to the consolidated balance sheet and the consolidated statement of loss, comprehensive loss and deficit from the consolidated financial statements prepared using Canadian GAAP (see Reconciliation to Accounting Principles Generally Accepted in the United States below).

Critical Accounting Policies and Estimates

Going Concern

The Audited Consolidated Financial Statements for the fiscal year ended August 31, 2009 have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. We plan to obtain additional financing by way of debt or the issuance of common shares or some other means to service our current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should we be unable to continue as a going concern, we may be unable to realize the carrying value of our assets and to meet its liabilities as they become due. Our consolidated financial statements do not include any adjustments for this uncertainty.

We have accumulated losses and working capital and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at August 31, 2009, we had a working capital deficiency of $137,372 and an accumulated deficit of $1,028,526.  Management of the Company does not have sufficient funds to meet the Company’s liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Our ability to continue operations and fund our liabilities is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should we be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Eagleford the legal parent, together with its wholly owned subsidiaries, 1406768 Ontario and 1354166 Alberta. All material inter-company transactions have been eliminated.

Marketable Securities

At each financial reporting period, we estimate the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by us upon their disposition. The fair value of the securities at August 31, 2009 was $1 (2008 - $1).

Cash and Cash Equivalents

We classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests

We follow the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. We carry as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) we are making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit of production method based on the estimated proved reserves.

Proved oil and gas properties held and used by us are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. We do not enter into ongoing arrangements whereby we are required to repurchase our products, nor do we provide the customer with a right of return.

Royalties

As is normal to the industry, our future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs

We recognize an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test

We perform a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. For the fiscal year ended August 31, 2009 we recorded an impairment of $105,805 (2008- $528).

Foreign currencies

Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments

Our financial instruments consist of certain instruments with short term maturities.  It is management's opinion that we are not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of our cash is held at one major financial institution.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes

We account for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Stock Based Compensation

We have a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Non-Monetary Transactions

Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Loss Per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common    shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase our shares at their weighted average market price for the period.

Change in Accounting Policy and Future Accounting Changes

Accounting Changes

During 2007, we adopted the revised CICA Section 1506, “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. The impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.

Comprehensive Income (Loss) and Deficit – During 2007, we adopted the CICA Section 1530, “Comprehensive Income”. Under the new standards, a new statement, the Statement of Comprehensive Income (Loss), has been introduced that will provide for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statement. Upon adoption of Section 1530, we incorporated the new required Statement of Comprehensive Loss by creating “Consolidated Statements of Loss, Comprehensive Loss, and Deficit”. The application of this revised standard did not result in comprehensive loss being different from net loss for the periods presented. Should we recognize any other comprehensive loss in the future, the cumulative changes in other comprehensive loss would be recognized in Accumulated Other Comprehensive Loss, which would be presented as a new category within shareholders’ deficiency on the consolidated balance sheets.

Financial Instruments – During 2007, we adopted Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation”. All financial instruments, including derivatives, are to be included in our Consolidated Balance Sheets and measured, in most cases, at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held-for trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at the lower of cost and the carrying value. The financial instruments recognized on our consolidated balance sheets are deemed to approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new section. We have designated its cash as held-for-trading which is measured at fair value and its marketable securities have been designated as available-for-sale. All other financial assets were classified as loans or receivables. All financial liabilities were classified as other liabilities.

Hedges – During fiscal 2008 we adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. We currently do not have any hedges.

Financial Instruments – Disclosures and Presentation – During fiscal 2008, we adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Financial Instruments and Risk Factors above).

Capital Disclosures – During fiscal 2008, we adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Capital Disclosures above).

Inventories – During fiscal 2008 we adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•	Measurement of inventories at the lower of cost and net realizable value

•	Consistent use of either first-in, first-out or a weighted average cost formula to measure cost

•	Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

This new standard did not have an impact on our financial statements.

Future accounting changes

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, we will adopt the new standards for its fiscal year beginning September 1, 2009. We are currently assessing the impact that the adoption of this standard will have on its financial statements.

The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after October 1, 2008 to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section is not expected to have an impact on our financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations , section 1601, Consolidated Financial Statements , and section 1602, Non-controlling interests . These new standards will be effective for fiscal years beginning on or after January 1, 2011. We are in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations . The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The adoption date of September 1, 2011 for us will require the restatement, for comparative purposes, of amounts reported by us for our year ended August 31, 2011, and of the opening balance sheet as at September 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied not be applied with respect to the IFRS Omnibus Exposure Draft. We are continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. We anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

Our accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Oil and Gas Interest

In applying the full cost method under US GAAP (Regulation S-X Article 4-10), we perform a ceiling test based on the same calculations used for Canadian GAAP except we are required to discount future net revenues from proved reserves at 10% as opposed to utilizing the fair market value and probable reserves are excluded. During the year an impairment loss of $179,443 for US GAAP and an impairment loss of $105,805 was recorded for Canadian GAAP.

If US GAAP was followed, the effect on the consolidated balance sheet would be as follows:

	2009	2008
Total assets according to Canadian GAAP	$600,327	$208,486
Additional impairment of oil and gas interests	(73,638)	-
Total assets according to US GAAP	$526,689	$208,486

	2009	2008
Total shareholders’ equity (deficiency) according to Canadian GAAP	$265,994	$(93,186)
Deficit adjustment per US GAAP
Additional impairment of oil and gas interests	(73,638)	-
Total shareholders’ equity (deficiency) according to US GAAP	$192,356	$(93,186)

If US GAAP was followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2009	2008	2007
Net loss, comprehensive loss according to Canadian GAAP	$328,861	$50,514	$39,945
Add: Additional impairment of oil and gas interests	73,638	-	-
Net loss, comprehensive loss according to US GAAP	$402,499	$50,514	$39,945
Loss per share, basic and diluted	$(0.023)	$(0.006)	$(0.006)
Shares used in the computation of loss per share	17,646,295	7,955,482	6,396,739

Recently Issued United States Accounting Standards:

In July 2006, the Financial Accounting Standards Board ("FASB") published FASB Interpretation No. 48 ("FIN No. 48), Accounting for Uncertainty in Income Taxes, to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise's financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 did not have a material effect on our financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 clarified the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on our financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No.108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year of years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for the Company would be its fiscal year beginning April 1, 2007. The implementation of SAB No. 108 did not have a material impact on our results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) – the fair value option for financial assets and liabilities including an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measures”. The adoption of SFAS No. 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. SFAS 160 requires us to report any non-controlling interests as a separate component of stockholders' equity. We are also required to present any net income allocable to non- controlling interests and net income attributable to our stockholders separately in our consolidated statements of operations. SFAS 160 is effective for annual periods beginning after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on our financial statements.

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. The provisions of FAS 161 are only related to disclosure of derivative and hedging activities. The adoption of SFAS 161 has not had a material impact on our consolidated operating results, financial position or cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We are currently evaluating the impact of adoption of SFAS No. 162 but do not expect adoption to have a material impact on our results of operations, cash flows or financial position.

In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 163 is not expected to have a material effect on our financial statements.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 165, Subsequent Events (SFAS 165), addressing accounting and disclosure requirements related to subsequent events. SFAS 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of SFAS 165 did not have a material effect on our financial statements.

On June 12, 2009, the FASB issued FAS No. 166, which amends the de-recognition guidance in FAS No. 140. FAS No. 166 eliminates the concept of a QSPE (Qualified Special Purpose Entity) and eliminates the exception from applying FIN 46(r), Consolidation of Variable Interest Entities to QSPE’s. Additionally, this Statement clarifies that the objective of paragraph 9 of FAS 140 is to determine whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor’s continuing involvements in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. This Statement modifies the financial-components approach used in Statement 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. It defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Under this statement, when the transfer of financial assets are accounted for as a sale, the transferor must recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of the transfer. This includes any retained beneficial interest. The implementation of this standard materially effects the securitization process in general, as it eliminates off-balance sheet transactions when an entity retains any interest in or control over assets transferred in this process. However, we do not believe the implementation of this standard will materially effect our reporting as we have no legacy QSPE’s and it is our intent to treat securitizations as financings. The effective date for FAS 166 is January 1, 2010. The adoption of SFAS No. 166 is not expected to have a material effect on our financial statements.

In conjunction with FAS No. 166, FASB issued FAS 167 which amends FASB Interpretation No. 46(R), (FIN 46(R)). This statement requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity (VIE) as the enterprise that has both: a) the power to direct the activities that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity or the right to receive benefits from the entity which could potentially be significant to the VIE. With the removal of the QSPE exemption, established QSPE’s must be evaluated for consolidation under this statement. This statement requires enhanced disclosures to provide users of financial statements with more transparent information about and enterprises involvement in a VIE. Further, this statement also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. Should we treat securitizations as sales in the future, we will analyze the transactions under the guidelines of FAS No, 167 for consolidation. The effective date for FAS 167 is January 1, 2010. The adoption of SFAS No. 167 is not expected to have a material effect on our financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification™ and “The Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“FASB 168”). FAS 168 identifies the sources of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FAS 168 will be effective for financial statements that cover interim and annual periods ending after September 15, 2009. We do not expect the adoption of FAS 168 to have an impact on our financial statements.

In December 2008, the SEC published its final rule, (SAB 113) Modernization of Oil and Gas reporting requirements, to modernize and update oil and gas disclosure requirements and align them with current practice and change in technology. The Final Rule is effective for registration statements filed on or after January 1, 2010 and for annual reports on Forms 10-K and 20-F for fiscal years ending on or December 31, 2009. We will be assessing the impact of this Final Rule on our financial reporting for fiscal 2010.

Other Information

Additional information relating to us may be obtained or viewed from the System for Electronic Data Analysis and Retrieval at www.sedar.com and our future United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

Share Capital

Share Capital as at August 31, 2009 and the date of the filing of this Annual Report

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:
Common Shares	Number	Amount
Balance at August 31, 2007	6,396,739	$166,291
April 14, 2008, private placement (note a)	2,575,000	151,313
April 14, 2008 debt conversion (note b)	1,500,000	150,000
Balance at August 31, 2008	10,471,739	$467,604
February 5, 2009 private placement (note c)	2,600,000	67,600
February 25, 2009 private placement (note d)	1,000,256	26,007
February 27, 2009 acquisition (note e)	8,910,564	231,675
February 27, 2009 debt settlement (note f)	1,250,000	32,500
Balance at August 31, 2009	24,232,559	$825,386

(a)
On April 14, 2008 we completed a non-brokered private placement of 2,575,000 units at a purchase price of $0.10 per unit for gross proceeds of $257,500 (proceeds net of issue costs $252,188). Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until April 14, 2011, to purchase one common share at a purchase price of $0.20 per share.

(b)	On April 14, 2008 we entered into agreements to convert debt in the amount of $150,000 through the issuance of 1,500,000 shares at an attributed value of $0.10 per share.

(c)
On February 5, 2009, we completed a non-brokered private placement of 2,600,000 units at a purchase price of $0.05 per unit for gross proceeds of $130,000. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

(d)
On February 25, 2009, we completed a non-brokered private placement of 1,000,256 units at a purchase price of $0.05 per unit for gross proceeds of approximately $50,013. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

(e)
On February 27, 2009, we acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.

(f)
On February 27, 2009, we entered into an agreement with a non-related party, to settle debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share.

Warrants	Number	Exercise Price	Expiry Date	Amount
Balance at August 31, 2007	Nil	Nil	Nil
April 14, 2008, private placement (note a)	2,575,000	$0.20	April 14, 2011	$100,875
Balance at August 31, 2008	2,575,000	$0.20	April 14, 2011	$100,875
February 5, 2009 private placement (note c)	2,600,000	$0.07	February 5, 2014	62,400
February 25, 2009 private placement (note d)	1,000,256	$0.07	February 25, 2014	24,006
February 27, 2009 acquisition (note e)	8,910,564	$0.07	February 27, 2014	213,853
February 27, 2009 debt settlement (note f)	1,250,000	$0.07	February 27, 2014	30,000
Balance at August 31, 2009	16,335,820			$431,134

The fair value of the warrants issued during the year ended August 31, 2009 and 2008 were estimated using the Black-Scholes pricing model, using the following assumptions:

	2009	2008
Fair value per warrant	$0.05	$0.06
Risk-free interest rate	3%	3%
Expected volatility	170%	129%
Expected life (years)	4	3

Weighted Average Shares Outstanding	2009	2008	2007
Weighted average shares outstanding, basic	17,646,295	7,955,482	6,396,739
Dilutive effect of warrants	9,749,557	1,009,467	-
Weighted average shares outstanding, diluted	27,395,852	8,964,949	6,396,739

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

We have a stock option plan to provide incentives for our directors, officers and consultants.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 4,846,512 common shares.  To date, no options have been issued.

Contributed Surplus

As part of the April 14, 2008 debt conversion, Sandra Hall, our President, converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by us, which was recorded as an increase to contributed surplus.

Overall Performance

Revenue for the year ended August 31, 2009 was up $55,907 to $56,199 compared to $292 for the same period in 2008 as a result of the acquisition of 1354166 Alberta Ltd.

For the year ended August 31, 2009 our cash position decreased by $29,821 to $172,905 compared to cash of $202,726 at August 31, 2008. At August 31, 2009 our other receivables were $20,421 representing an increase of $15,110 compared to $5,311 at August 31, 2008. For the year ended August 31, 2009 current liabilities increased by $29,027 to $330,699 compared to $301,672 at August 31, 2008. We have working capital deficiency of $137,372 at August 31, 2009 compared to a working capital deficiency of $93,634 at August 31, 2008.

On February 27, 2009, we acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.  Following the closing, we paid to note holders of 1354166 Alberta Ltd. the amount of $118,000 by cash payment. The results of operations from this acquisition are included effective February 27, 2009.

During the fiscal year ended August 31, 2009, we completed non-brokered private placements of 3,600,256 units at a purchase price of $0.05 per unit for net proceeds of $180,013. Each unit was comprised of one common share and one common share purchase warrant.

During the fiscal year ended August 31, 2009 we settled debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.

Our past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and from the issuance of common shares.

Selected Information

The following table reflects the summary of results for the years ended August 31, 2009, 2008 and 2007.

Presented Pursuant to Canadian Generally Accepted Accounting Principles
(CANADIAN $, Except Per Share Data)

	As of and for the Years Ended August 31,
Historical Production	2009	2008	2007
	(Audited)
Natural Gas - Mcf/d	45	―		―
Natural Gas - $/Mcf	$3.42	9.23		$9.76
Royalty Costs - $/Mcf	$(0.63)	―	$	―
Production Costs - $/Mcf	$(3.28)	―		―
Net Back - $/Mcf	$(0.49)	$9.23		$9.76
Revenue
Natural Gas sales	$56,199	$292		$637
Net loss and comprehensive loss for the year/period	$(328,861)	$(50,514)		$(39,945)
Net loss per share	$(0.019)	$(0.006)		$(0.006)
Assets	$600,327	$208,486		$9,746
Liabilities	$334,333	$301,672		$492,606

Selected Financial Data should be read in conjunction with the discussion below and “Critical Accounting Policies and Estimates” above.

August 31, 2009 - 2008

For the year ended August 31, 2009 revenue increased substantially compared to revenue in the comparable period in 2008 as a result of the acquisition of 1354166 Alberta Ltd. The net loss for the year ended August 31, 2009 was $328,861 compared to a net loss of $50,514 in 2008. The increase in net loss and comprehensive loss for the year ended August 31, 2009 was primarily a result of the write-down of oil and gas interests of $105,805, an increase in professional fees of $80,162, an increase in transfer agent and registrar costs of $20,479, an increase management fees of $6,000 and increase in general and office of $4,897. In addition, we incurred higher operating costs and depletion for the year ended August 31, 2009. For the year ended August 31, 2009 assets increased by $391,841 to $600,327 compared to assets of $208,486 for the same period in 2008. The increase in assets for the year ended August 31, 2008 was primarily attributed to acquisition of 1354166 Alberta Ltd.

August 31, 2008 – 2007

For the year ended August 31, 2008 revenue decreased compared to revenue in the comparable period in 2007 primarily a result of decreased natural gas sales volumes and decreased commodity prices. The net loss for the year ended August 31, 2008 was $50,514 compared to a net loss of $39,945 in 2007. The increase in net loss and comprehensive loss for the year ended August 31, 2008 was primarily attributed to an increase in professional fees of $9,635 and an increase in transfer and registrar costs of $2,401. For the year ended August 31, 2008 assets increased by $198,740 to $208,486 compared to assets of $9,746 for the same period in 2007. The increase in assets for the year ended August 31, 2008 was primarily attributed to an increase in cash from the issuance of common shares.

A.	OPERATING RESULTS

THE FOLLOWING DISCUSSION OF OUR RESULTS OF OPERATIONS IS A COMPARISON OF OUR FISCAL YEAR ENDED AUGUST 31, 2009 VERSUS AUGUST 31, 2008 AND AUGUST 31, 2008 VERSUS AUGUST 31, 2007.

Presented Pursuant to Canadian Generally Accepted Accounting Principles
(CANADIAN $, Except Per Share Data)

	As of and for the Years Ended August 31,
Historical Production	2009	2008		2007
	(Audited)
Natural Gas – Mcf/d	45		―		―
Natural Gas - $/Mcf	$3.42		$9.23		$9.76
Royalty Costs - $/Mcf	$(0.63)	$	―	$	―
Production Cost $/Mcf	$(3.28)	$	―	$	―
Net Back - $/Mcf	$(0.49)		$9.23		$9.76
Revenue
Natural Gas sales	$56,199		$292		$637
Net loss and comprehensive loss for the year/period	$(328,861)		$(50,514)		$(39,945)
Net loss per share	$(0.019)		$(0.006)		$(0.006)

Production Volume

For the year ended August 31, 2009 average natural gas sales volumes increased to 45mcf/d compared to Nil mcf/d for the comparable period in 2008. The increase in average sales volumes was primarily attributed to the acquisition of 1354166 Alberta. Production volume for the year ended August 31, 2009 was 16,412 mcf compared to 32 mcf for the comparable period in 2008.

For the year ending August 31, 2008 average natural gas sales volumes remained consistent at Nil mcf/d compared to Nil mcf/d for the comparable period in 2007. Production volume for the year ended August 31, 2008 was 32 mcf compared to 65 mcf for the year ended August 31, 2007.

Commodity Prices

For the year ended August 31, 2009 average natural gas prices received per mcf decreased 63% to $3.42 compared to $9.23 per mcf for the same period ending August 31, 2008. The decreased in average natural gas prices received was attributed to lower commodity prices for natural gas during the period.

For the year ending August 31, 2008 average natural gas prices received per mcf decreased 5% to $9.23 compared to $9.76 per mcf for the same period ending August 31, 2007.

Revenue

For the year ended August 31, 2009 revenue increased by $55,907 to $56,199 compared to $292 for the same period in 2008. The increase in revenue for the year ended August 31, 2009 was primarily attributed to an increase in production volume as a result of the acquisition of 1354166 Alberta. The results of operations from this acquisition are included effective February 27, 2009. Revenue from our Haynes property decreased by $202 during the current period compared to revenue of $292 in 2008.

Revenue decreased by 54% to $292 for the year ended August 31, 2008 compared to $637 for the same period in 2007. The decrease in revenue during the year ended August 31, 2008 was related to a decrease in natural gas sales volumes and decreased commodity prices received.

Operating Costs

For the year ended August 31, 2009 operating costs were $83,187 compared to operating costs of NIL for the year ended August 31, 2008.  The increase in operating costs for the year ended August 31, 2009 was primarily attributed to the increased operations from the acquisition of 1354166 Alberta Ltd.  Also, during the year ended August 31, 2009 we incurred higher repair and maintenance costs of $22,111 due to a rupture in a pipeline.

For the year ended August 31, 2008 operating costs were Nil consistent with operating costs for the year ended August 31, 2007.

Depletion

Depletion for the year ended August 31, 2009 increased by $26,614 to $26,638 compared to $24 for the year ended August 31, 2008. The increase in depletion for the year ended August 31, 2009 was attributed to increased production volume from the acquisition of 1354166 Alberta Ltd.

Depletion for the year ended August 31, 2008 was $24 compared to $96 for the year ended August 31, 2007. The decrease in depletion for year ending August 31, 2008 was a result of decreased sales volumes due to production declines.

Administrative Expenses

Administrative expenses for the year ended August 31, 2009 were $276,815 compared to $50,782 for the year ended August 31, 2008. The increase in expenses during fiscal 2009 were primarily attributed to a write down of oil and gas interests in the amount of $105,805, compared to $528 in the prior period in 2008, an increase in professional fees of $80,162 to $106,770 compared to $26,608 in 2008, an increase in transfer agent and registrar costs of $20,479 to 24,965 compared to $4,486 in 2008, an increase in management fees of $6,000 to $18,000 compared to $12,000 in the prior period and an increase in general and office costs of $4,897 to $5,150 compared to $253 for the year ended August 31, 2008. Higher administrative expenses during the fiscal 2009 were partially attributed to our becoming a reporting issuer with the United States Securities and Exchange Commission and increased operations resulting from the acquisition of 1354166 Alberta Ltd. In fiscal 2008 we recorded an expense recovery of $7,718 compared to NIL in the current fiscal year 2009.

Expenses for the year ended August 31, 2008 were $50,782 up 25% compared to $40,691 for the year ended August 31, 2007. The increase in administrative expenses for the year ended August 31, 2008 was primarily related to an increase in professional fees of $9,635 to $26,608 compared to $16,973 in the prior period in 2007, an increase in transfer and registrar costs of $2,401 to $4,486 compared to $2,085 in the prior period in 2007 and an increase in head office services of $741 to $14,625 compared to $13,884 in the prior period in 2007. These increases were partially offset by an expense recovery of $7,718 compared to $5,274 for the same period in 2007.  During the year ended August 31, 2008 the write down of oil and gas interests was $528 compared to $828 for the same period in 2007.

Interest

For the year ended August 31, 2009 interest income was $1,580 compared to NIL for the comparable period in 2008.

During the year ended August 31, 2008 we earned Nil in interest income compared to $205 in the comparable period in 2007.

Net loss and comprehensive loss for the period

 Net loss and comprehensive loss for year ended August 31, 2009 was $328,861, up 551% compared to a net loss of $50,514 for the year ended August 31, 2008. The increase in net loss and comprehensive loss for the year ended August 31, 2009 was related to an increase in operating costs and depletion, increased administrative costs as well as a write-down of oil and gas interests.

Net loss and comprehensive loss for the year ended August 31, 2008 was $50,514, up 26% compared to a net loss of $39,945 for the year ended August 31, 2007. The increase in net loss and comprehensive loss for the year ended August 31, 2008 was primarily attributed to higher administrative expenses including professional fees, head office costs, transfer and registrar costs and general and office costs.

Net loss per share

The net loss per share for the year ended August 31, 2009 was $0.019 compared to a net loss per share of $0.006 for the year ended August 31, 2008.

The net loss per share for the year ended August 31, 2008 was $0.006 compared to a net loss per share of $0.006 for the year ended August 31, 2007.

Summary of Quarterly Results

The following tables reflect the summary of quarterly results for the years ended August 31, 2009, August 31, 2008 and August 31, 2007.

	2009	2009	2009	2008
For the Quarters ended	August 31	May 31	February 28	November 30
Revenue	$23,078	$32,796	$260	$65
Net loss and comprehensive loss for the period	$(249,967)	$(62,554)	$(9,721)	$(6,619)

Net loss per share	$(0.013)	$(0.005)	$(0.001)	$(0.001)

Revenue for the quarters for the May and August 2009 increased as a result of the acquisition of 1354166 Alberta Ltd. The increase in net loss and comprehensive loss for the quarter ending August 31, 2009 was primarily attributed to a write down of oil and gas interests, an increase in professional fees including year-end audit costs, transfer and registrar costs, office and general expenses, management fees and head office services, and costs associated with the evaluation of our reserves.

	2008	2008	2008	2007
For the Quarters ended	August 31	May 31	February 29	November 30
Revenue	$50	$79	$92	$71
Net loss and comprehensive loss for the period	$(20,646)	$(7,064)	$(16,539)	$(6,265)

Loss per share	$(0.003)	$(0.001)	$(0.003)	$(0.001)

Revenue over the four quarters has fluctuated as a result of changes in natural gas sales prices received and natural gas sales volumes. The increase in net loss and comprehensive loss for the quarter ending August 31, 2008 was primarily attributed to an increase in professional fees relating to the year-end audit, costs associated with the evaluation of our reserves and a write down of oil and gas interests.

	2007	2007	2007	2006
For the Quarters ended	August 31	May 31	February 28	November 30
Revenue	$49	$306	$129	$153
Net loss and comprehensive loss for the period	$(14,608)	$(6,157)	$(13,251)	$(5,929)

Net loss per share	$(0.002)	$(0.001)	$(0.002)	$(0.001)

Revenue over the four quarters ended August 31, 2007 has fluctuated as a result of changes in natural gas sales prices received and natural gas sales volumes.  The increase in net loss and comprehensive loss for the quarter ended August 31, 2007 was primarily attributed to an increase in professional fees relating to the year-end audit, costs associated with the evaluation of our reserves and a write down of oil and gas interests. For the quarter ended February 28, 2007 the increase in net loss and comprehensive loss was related to an increase in professional fees.

Fourth Quarter Results August 31, 2009 Versus August 31, 2008

Production Volume

For the three months ending August 31, 2009 average natural gas sales volumes were 84 mcf/d compared to Nil mcf/d for the comparable three month period in 2008. Production volume for the three months ended August 31, 2009 was 7,728 mcf compared to 4 mcf for the comparable three month period in 2008 as a result of the acquisition of 1354166 Alberta Ltd.

Commodity Prices

For the three months ending August 31, 2009 average natural gas sales prices received per mcf decreased to $2.99 compared to $12.97 per mcf for the three month period ended August 31, 2008.

Revenue

Revenue increased to $23,078 for the three months ending August 31, 2009 compared to $50 for the three months ending August 31, 2008.

Operating Costs

Operating costs increased to $51,876 for the three months ending August 31, 2009 compared to NIL for the three months ending August 31, 2008.

Depletion

Depletion for the three months ending August 31, 2009 was $18,374 compared to depletion of $6 for the three months ending August 31, 2008. The increase in depletion for the three months ending August 31, 2009 was a result of production volume increases from the acquisition of 1354166 Alberta Ltd.

Administrative Expenses

For the three months ending August 31, 2009 administrative expenditures were up $189,398 to $210,094 compared to $20,696 for the same period in 2008. The primary increase in administrative expenses for the three months ending August 31, 2009 relate to a write-down of oil and gas interests in the amount of $105,805 compared to $528 for the three month period in 2008, an increase in professional fees of $$50,645 to $66,507 compared to $15,862 in 2008 and an increase in transfer and registrar costs of $14,382 to $15,862 compared to $1,155 in the prior three month period in 2008.

Interest

For the three months ending August 31, 2009 interest income was $142 compared to interest income of nil during the comparable three month period in 2008.

Net loss and comprehensive loss for the period

Net loss and comprehensive loss for the three months ending August 31, 2009 was $249,967 up $229,321 compared to $20,646 for the prior period in 2008.

Loss per share

The loss per share for the three months ending August 31, 2009 was $0.014 compared to $0.002 for the same period in 2008.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2009 was $172,905 compared to cash of $202,726 at August 31, 2008. During the year ended August 31, 2009 we completed non-brokered private placements of 3,600,256 units at a purchase price of $0.05 per unit for gross proceeds of $180,013 and converted loans payable in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit. During the year ended August 31, 2009 the primary use of funds was related to general and administrative expenditures and a cash payment of $118,000 to note holders of 1354166 Alberta Ltd. following the closing of the acquisition. Our working capital deficiency at August 31, 2009 was $137,372 compared to a working capital deficiency of $93,634 at August 31, 2008.

Our current assets of $193,327 as of  August 31, 2009 ($208,038 as of August 31, 2008) include the following items: cash $172,905 ($202,726 as of August 31, 2008); marketable securities $1 ($1 as of August 31, 2008) ; and other receivables $20,421 ($5,311 as of August 31, 2008).

Our current liabilities as of August 31, 2009 ($301,672 as of August 31, 2008) include the following items: accounts payable of $152,984 ($71,672 as of August 31, 2008); income taxes payable of $10,215 ($NIL as of August 31, 2008); and loans payable of $167,500 ($230,000 as of August 31, 2008).

Our past primary source of liquidity and capital resources has been loans and advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and the issuance of common shares.

We have 2,575,000 common share purchase warrants exercisable at $0.20 per share and a further 13,760,820 common share purchase warrants exercisable at $0.07 per share. If any of these common share purchase warrants were exercised it would generate additional capital for us.

If we issued additional common shares from treasury it would cause our current shareholders dilution.

Outlook and Capital Requirements

Our producing properties are fully developed and there are no further expected outlays or expenses projected to develop these properties at this time, however as part of our oil and gas development program, we anticipate further expenditures to expand our existing portfolio of proved reserves. Amounts expended on future exploration and development are dependent on the nature of future opportunities evaluated by us. These expenditures could be funded through cash held by us or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not engage in research and development activities.

D.	TREND INFORMATION

Seasonality

Our oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from our oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The current global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused significant volatility to commodity prices. Petroleum prices are expected to remain volatile for at least the near term as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar although the Canadian dollar has recently decreased from such levels.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unitholders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which we will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for us as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit our ability to sell producing properties or pursue an exit strategy.

E.	OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate are material to our investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have no known contractual obligations requiring disclosure herein.

G.	SAFE HARBOR

Certain statements in Sections 5.E and 5.F of this Annual Report may constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Such statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words. The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of all of our directors and executive officers as of the date of the filing of this Annual Report, with each position and office held by them in our Company, and the period of their service as a director or as an officer.

Name	Age	Position with the Company	Date First Elected as Director
Sandra J. Hall	45	President, Chief Executive Officer, Secretary and Director	May 10, 2000
Milton Klyman	84	Director	November 15, 1996
William Jarvis	59	Director	July 21, 2005
James Cassina	53	Director	February 9, 2010

All of our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Subject to the terms of their employment agreements, if any, executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors.  Sandra Hall, our sole executive officer, devotes approximately 40% of her work time to her duties as an officer and director.

There are no family relationships between any of our directors or executive officers.  There are no arrangements or understandings between any two or more directors or executive officers.

Ms. Sandra J. Hall has been an officer and director of ours since May 10, 2000.  From March 13, 2000 until amalgamated with our parent company in November 2009, Ms. Hall was the President, Secretary, Treasurer and a Director of 1406768 Ontario Inc.  From February 27, 2009 to present, Ms. Hall has been the President, Secretary and a director of 1354166 Alberta Ltd., our oil and gas subsidiary in Canada. Ms. Hall was President of EnerNorth Industries Inc. (“EnerNorth”), (AMEX: ENY), an international enterprise engaged in engineering and offshore fabrication, oil and gas exploration and production, and in India, independent power project development from July 1, 2002 to March 21, 2007 and had been a Director of EnerNorth from December 1997 to March 21, 2007 and Secretary from July 1998 to March 21, 2007. Ms. Hall is the President, sole director and shareholder of 1407271 Ontario Inc., a private holding company.

Mr. Milton Klyman has been a director of ours since November 15, 1996.  Mr. Klyman was also our Treasurer from December 31, 2003 to December 28, 2007. From February 27, 2009 to present, Mr. Klyman has been a director of 1354166 Alberta Ltd., our oil and gas subsidiary in Canada. Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Canadian Institute of Chartered Accountants.  Mr. Klyman serves as a director on the boards of Western Troy Capital Resources Inc., and Bonanza Blue Corp. Mr. Klyman served as a director of the EnerNorth  from April 2001 until March 21, 2007. .

Mr. William Jarvis has been a director of ours since July 21, 2005.  Mr. Jarvis has been an independent geological consultant since 1994.

Mr. Cassina has been a director of ours since February 9, 2010.  As Chairman of Assure Energy, Inc. (“Assure”) (OTCBB: ASUR), an oil and gas exploration and production company, Mr. Cassina led Assure’s merger in September 2005 with Geocan Energy Inc. (TSX: GCA) (“Geocan”), an oil and gas company which then grew to daily production of over 3,700 barrels of oil or gas equivalents. Mr. Cassina thereafter served as a Director of Geocan and later Chairperson of its Board appointed Special Advisory Committee formed to seek strategic alternatives to enhance shareholder value. Subsequently Geocan merged with Arsenal Energy Inc. in October 2008.  Mr. Cassina served in various senior capacities, including President, and Director from 1999 to 2002 and then Chairman until March 2007 of EnerNorth Industries Inc. (AMEX: ENY), an international enterprise engaged in engineering and offshore fabrication, oil and gas exploration and production, and in India, independent power project development.

On March 20, 2007 EnerNorth filed an Assignment in Bankruptcy under the Bankruptcy and Insolvency Act (Canada).

B.	COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the three fiscal years ended August 31, 2009.

The aggregate amount of compensation (including salaries, bonuses and other compensation and the net amount realized on the exercise of stock options) paid and accrued by us during the three fiscal years ended August 31, 2009 to all directors, senior management and administrative or supervisory personnel of ours as a group was CDN $43,400.

Summary Compensation Table (CDN$)

					Non-equity Incentive Plan Compensation
Name and Principal Position (1)	Year	Salary(2)	Share Based Awards	Option Based Awards	Annual Incentive Plans	Long Term Incentive Plans	Pension Value	All Other Compen- sation(4)	Total Compen- sation
		($)	($)	($)	($)	($)	($)	($)	($)
Sandra J. Hall, Chief	2009	$18,000	0	0	0	0	0	200	$18,200
Executive Officer,	2008	$12,000	0	0	0	0	0	200	$12,200
President and	2007	$12,000	0	0	0	0	0	100	$12,100
Director (3)

Milton Klyman,	2009	0	0	0	0	0	0	200	200
Director	2008	0	0	0	0	0	0	200	200
	2007	0	0	0	0	0	0	100	100

William Jarvis,	2009	0	0	0	0	0	0	200	200
Director	2008	0	0	0	0	0	0	100	100
	2007	0	0	0	0	0	0	100	100

(1) No options have been issued to date.
(2) Management fees.
(3) Ms. Hall has been the acting Chief Financial Officer for each of the years in this chart.
(4) Accrued on account of directors fees at a rate of $100 per meeting.

Compensation Discussion and Analysis

Objective of the Compensation Program

The objectives of our compensation program are to attract, hold and inspire performance of our named executive officers (“NEO”) of a quality and nature that will enhance our sustainable profitability and growth.  Due to our present financial situation, we view it as an important objective of our compensation program to ensure staff retention.

The Compensation Review Process

To determine compensation payable, our compensation committee (the "Compensation Committee") determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by each NEO while taking into account our financial and other resources.

Our Compensation Committee is comprised of Milton Klyman (Chair) and William Jarvis.  The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each NEO. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Elements of Executive Compensation

Our NEO compensation program is based on the objectives of: (a) recruiting and retaining the executives critical to our success; (b) providing fair and competitive compensation; (c) balancing the interests of our management and shareholders; and (d) rewarding performance, on the basis of both individual and corporate performance.

For the fiscal year ended August 31, 2009, our NEO compensation program consisted of the following elements:

(a)	a base salary/management fee (the "Short-Term Incentive").

(b)	a long-term equity compensation consisting of stock options granted under our stock incentive plan ("Long-Term Incentive").

The specific rationale and design of each of these elements are outlined in detail below.

Short-Term Incentive

Salaries form an essential element of our compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The base salary provides an immediate cash incentive for each NEO. The Compensation Committee and the Board review salaries at least annually.

Base salary/management fees of each NEO is set by the Compensation Committee on the basis of the applicable officer’s responsibilities, experience and past performance. In determining the base salary to be paid to a particular NEO, the Compensation Committee considers the particular responsibilities related to the position, the experience level of the officer, and his or her past performance with us and our current financial position.

Long-Term Incentive

The granting of stock options is a variable component of compensation intended to reward each NEO for their success in achieving sustained, long-term profitability and increases in stock value. Stock options ensure that each NEO is motivated to achieve long-term growth for us and continuing increases in shareholder value. In terms of relative emphasis, we place more importance on stock options.

We provide long-term incentive compensation through our stock option plan. The Compensation Committee recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of our long-term strategic objectives, our current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The Compensation Committee views the granting of stock options as a means of promoting our success and higher returns to its shareholders. Our Board grants stock options after reviewing recommendations made by the Compensation Committee.

As of our fiscal year end August 31, 2009 we had no option/stock appreciation rights or grants outstanding.

Stock Option Plan

Amendments to our 2000 Stock Option Plan (as amended, the “Plan”) were adopted by our board of directors on January 8, 2010 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on February 9, 2010. The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an "Eligible Individual") to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us. Directors and officers currently are not remunerated for their services except as stated in "Executive Compensation" above.

The maximum number of common shares which may be set aside for issue under the Plan is currently 4,846,152 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.  The maximum number of common shares which may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any options for services or any other stock option plans.  Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares cannot be less than the closing sale price of such shares quoted on any trading system or on any stock exchange on which the common shares are listed and posted for trading, on the day immediately preceding the day upon which the grant of the option is approved by the board of directors.

Options granted under the Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the optionee ceasing to be an Eligible Individual, or, in accordance with the terms of the grant of the option.  The options are non-transferable and non-assignable except between an eligible individual and a related corporation controlled by such Eligible Individual upon the consent of the board of directors.  The Plan contains provisions for adjustment in the number of shares issuable there under in the event of subdivision, consolidation, reclassification, reorganization or change in the number of common shares, a merger or other relevant change in our capitalization.   We do not have any other long-term incentive plans, including any supplemental executive retirement plans.

Overview of How the Compensation Program Fits with Compensation Goals

The compensation package is designed to meet the goal of attracting, holding and motivating key talent in a highly competitive oil and gas exploration environment through salary and providing an opportunity to participate in our growth through stock options. Through the grant of stock options, if the price of our shares increases over time, the holders of the options will benefit.

Incentive Plan Awards

There were no incentive plan awards outstanding for any NEO as of August 31, 2009.

Pension Plan Benefits

We do not currently provide pension plan benefits to any NEO.

Termination and Change of Control Benefits

We do not currently have executive employment agreements in place with any NEO.

We have no compensatory plan, contract or arrangement where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

Each director of ours is entitled to receive the sum of $100 for each meeting of the directors or shareholders attended. During the fiscal year ended August 31, 2009 no amount was paid by us with respect to such fees.

Retirement Policy for Directors

We do not have a retirement policy for our directors.

Directors’ and Officers’ Liability Insurance

We do not maintain directors’ and officers’ liability insurance.

C.           BOARD PRACTICES

Board of Directors

The mandate of our board of directors, prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of our business and affairs and to act with a view to our best interests. In doing so, the board oversees the management of our affairs directly and through its committees.

The current terms of each of our directors began on August 10, 2000 except for Mr. Jarvis who was appointed on July 21, 2005 and Mr. Cassina who was appointed on February 9, 2010. Our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our sole executive officer was appointed by our Board of Directors to serve until the earlier of her resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2009 for their services in their capacity as directors or any compensation paid to committee members.

As of August 31, 2009 and the filing date of this Annual Report except as noted below, our board of directors consists of four directors, two of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from shareholding".  The independent directors are Milton Klyman and William Jarvis.  It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

Our independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  We hold meetings as required, at which the opinions of the independent directors are sought and duly acted upon for all material matters relating to us.

Directorships

The following directors of ours are directors of Canadian or United States reporting issuers as follows:

Sandra J. Hall	Eagleford Energy Inc

Milton Klyman	Bonanza Blue Corp.; Eagleford Energy Inc.; and Western Troy Capital Resources Inc.

William Jarvis	Eagleford Energy Inc.

James Cassina	Eagleford Energy Inc.; Single Touch Systems Inc.; Bonanza Blue Corp.

Board and Committee Meetings

The board of directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2009.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Petroleum and Natural Gas Committee Meetings	Disclosure Committee Meetings
Milton Klyman	2	2	Nil	Nil	Nil
William Jarvis	2	2	Nil	Nil	Nil
Sandra Hall	2	1	Nil	Nil	Nil
James Cassina (1)	Nil	Nil	Nil	Nil	Nil

Mr. Cassina was appointed a director at our Annual and Special Meeting of Shareholders held on February 9, 2010.

Board Mandate

The Board assumes responsibility for our stewardship, including overseeing all of the operation of the business, supervising management and setting milestones for us. The Board reviews the statements of responsibilities for us including, but not limited to, the code of ethics and expectations for business conduct.

The Board approves all significant decisions that affect us and our subsidiaries and sets specific milestones towards which management directs their efforts.

The Board ensures, at least annually, that there are long-term goals and a strategic planning process in place for us and participates with management directly or through its committees in developing and approving the mission of our business and the strategic plan by which it proposes to achieve our goals, which strategic plan takes into account, among other things, the opportunities and risks of our business. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for us.

The strategic planning process incorporates identifying the main risks to our objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board also takes responsibility for identifying the principal risks of our business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Board appoints senior management.

We adhere to regulatory requirements with respect to the timeliness and content of its disclosure. The Board approves all of our major communications, including annual and quarterly reports and press releases. The Chief Executive Officer authorizes the issuance of news releases. The Chief Executive Officer is generally the only individual authorized to communicate with analysts, the news media and investors about information concerning us.

Our Board and the audit committee (the "Audit Committee") examines the effectiveness of our internal control processes and information systems.

The Board as a whole, given its small size, is involved in developing our approach to corporate governance. The number of scheduled board meetings varies with circumstances. In addition, special meetings are called as necessary. The Chief Executive Officer establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda. Each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting. Board members have full and free access to our senior management and employees.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the Chief Executive Officer.  The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the Chief Executive Officer, are clear and that the limits to management's responsibility and authority are well-defined.

Each of the Audit Committee, Compensation Committee, Disclosure Committee and a Petroleum and Natural Gas Committee has a chair and a mandate.

Orientation and Continuing Education

We have developed an orientation program for new directors including a director’s manual ("Director’s Manual") which contains information regarding the roles and responsibilities of the board, each board committee, the board chair, the chair of each board committee and our president. The Director’s Manual contains information regarding its organizational structure, governance policies including the Board Mandate and each Board committee charter, and our code of business conduct and ethics. The Director’s Manual is updated as our business, governance documents and policies change. We update and inform the board regarding corporate developments and changes in legal, regulatory and industry requirements affecting us.

Ethical Business Conduct

We have adopted a written code of business conduct and ethics (the "Code") for our directors, officers and employees. The board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy.  The Code reminds those engaged in service to us that they are required to report perceived or actual violations of the law, violations of our policies, dangers to health, safety and the environment, risks to our property, and accounting or auditing irregularities to the chair of the Audit Committee who is an independent director of ours. In addition, to requiring directors, officers and employees to abide by the Code, we encourage consultants, service providers and all parties who engage in business with us to contact the chair of the Audit Committee regarding any perceived and all actual breaches by our directors, officers and employees of the Code. The chair of our Audit Committee is responsible for investigating complaints, presenting complaints to the applicable board committee or the board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of our Audit Committee will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by us, our directors and management, against complainants who raise concerns in good faith and requires us to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, we have an Audit Committee Charter and a Policy of Procedures for Disclosure Concerning Financial/Accounting Irregularities.

Since the beginning of our most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The board is required by the Board Mandate to satisfy our CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board Mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with us, and that directors excuse themselves from both board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and us, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time. The entire Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers. The Board generally looks for the nominee to have direct experience in the oil and gas business and significant public company experience. The nominee must not have a significant conflicting public company association.

Compensation

The Board determines director and executive officer compensation by recommendation of the Compensation Committee. Our Compensation Committee reviews the amounts and effectiveness of compensation. Each of the members of the Compensation Committee are independent. The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors.

The Compensation Committee convenes at least once annually to review director and officer compensation and status of stock options. The Compensation Committee also responds to requests from management and the Board to review recommendations of management for new senior employees and their compensation. The Compensation Committee has the power to approve and/or amend these recommendations.

We have felt no need to retain any compensation consultants or advisors at any time since the beginning of our most recently completed financial year.

Committees of the Board

Our board of directors discharges its responsibilities directly and through committees of the board of directors, currently consisting of an Audit Committee, Compensation Committee, Disclosure Committee and a Petroleum and Natural Gas Committee.

Each of the Audit Committee, Disclosure Committee and the Petroleum and Natural Gas Committee consists of a majority of independent directors, while the Compensation Committee consists of independent directors.  Each Committee has a specific mandate and responsibilities, as reflected in the charters for each committee.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are William Jarvis and Milton Klyman (Chair).  The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Disclosure Committee

The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the board are Milton Klyman, William Jarvis and Sandra Hall (Chair).  The Committee's duties and responsibilities include, but are not limited to, review and revise our controls and other procedures ("Disclosure and Controls Procedures") to ensure that (i) information required by us to be disclosed to the applicable regulatory authorities and other written information that we will disclose to the public is reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure; assist in documenting and monitoring the integrity and evaluating the effectiveness of the Disclosure and Control Procedures; the identification and disclosure of material information about us, the accuracy completeness and timeliness of our financial reports and all communications with the investing public are timely, factual and accurate and are conducted in accordance with applicable legal and regulatory requirements.

Petroleum and Natural Gas Committee

The members of the petroleum and natural gas committee of the Board are Milton Klyman, Sandra Hall and William Jarvis (Chair).  The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management.  Specifically, the Petroleum and Natural Gas Committee’s responsibilities include, but are not limited to, a review of management’s recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate our reserves, review of the scope and methodology of the independent engineers’ evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next.

Assessments

The board assesses, on an annual basis, the contributions of the board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each are functioning effectively. The board monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.  The Audit Committee will annually review the Audit Committee Charter and recommend, if any, revisions to the board as necessary.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter.  The members of the audit committee of the board are William Jarvis, Milton Klyman (Chairman) and Sandra Hall. Based on his professional certification and experience, the board has determined that Milton Klyman is an Audit Committee Financial Expert and that William Jarvis and Sandra Hall are financially literate. The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

Relevant Education and Experience of Audit Committee Members

Milton Klyman is the Chairman of the Audit Committee.  He is a self-employed financial consultant and has been a Chartered Accountant since 1952.  Milton Klyman is a Life Member of the Institute of Chartered Accountants of Ontario, a Life member of the Canadian Institute of Mining Metallurgy and Petroleum and a Fellow of the Institute of Chartered Secretaries and Administrators.

William Jarvis is a self employed exploration consultant. Mr. Jarvis has served as a director and held various positions with public companies.

Sandra Hall has served as a director and held various executive positions with a number of public companies over the past thirteen years. Prior to that Ms. Hall worked for a corporation that provided accounting and corporate services for numerous public and private companies.

Audit Committee Charter

•
Our Audit Committee Charter (the “Charter”) has been adopted by our board of directors.  The Audit Committee of the board (the “Committee”) will review and reassess this charter annually and recommend any proposed changes to the board for approval.  The Audit Committee’s primary duties and responsibilities are to:

•	Oversee (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

•	Serve as an independent and objective party to monitor our financial reporting processes and internal control systems.

•	Review and appraise the audit activities of our independent auditors and the internal auditing functions.

•	Provide open lines of communication among the independent auditors, financial and senior management, and the board for financial reporting and control matters.

Role and Independence: Organization

The Committee assists the board on fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing, internal control and financial reporting practices.  It may also have such other duties as may from time to time be assigned to it by the board.

The Audit Committee is to be comprised of at least three directors.  The majority of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members shall, to the satisfaction of the board, be financially literate (i.e. will have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto), and at least one member shall have accounting or related financial management expertise to qualify as “financially sophisticated”.  A person will qualify as “financially sophisticated” if an individual who possesses the following attributes:

•	an understanding of financial statements and generally accepted accounting principles;

•	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

William Jarvis and Milton Klyman are “independent” as defined by the Securities and Exchange Commission, and the Board has determined that Milton Klyman is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

The Committee members will be elected annually at the first meeting of the Board following the annual meeting of shareholders.  Each member of the Committee serves during the pleasure of the Board and, in any event, only so long as he or she is a director.

One member of the Committee shall be appointed as chair.  The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings and making regular reports to the Board.  The chair will also maintain regular liaison with the CEO, CFO, and the lead independent audit partner.

Responsibilities and Powers

Although the Committee may wish to consider other duties from time to time, the general recurring activities of the Committee in carrying out its oversight role are described below.

•	Annual review and revision of the Charter as necessary with the approval of the board.

•	Review and obtain from the independent auditors a formal written statement delineating all relationships between the auditor and us, consistent with Independence Standards Board Standard 1.

•
Recommending to the board the independent auditors to be retained (or nominated for shareholder approval) to audit our financial statements.  Such auditors are ultimately accountable to the board and the Committee, as representatives of the shareholders.

•	Evaluating, together with the board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.

•
Obtaining annually from the independent auditors a formal written statement describing all relationships between the auditors and us. The Committee shall actively engage in a dialogue with the independent auditors with respect to any relationship that may impact the objectivity and the independence of the auditors and shall take, or recommend that the board take, appropriate actions to oversee and satisfy itself as to the auditors’ independence.

•
Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

o	Bookkeeping or other services related to our accounting records or consolidated financial statements;

o	Financial information systems design and implementation;

o	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

o	Actuarial services;

o	Internal audit outsourcing services;

o	Management functions or human resources;

o	Broker or dealer, investment advisor or investment banking services;

o	Legal services and expert services unrelated to the audit; and

o	Any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•	Approving any permissible non-audit engagements of the independent auditors.

•	Meeting with our auditors and management to review the scope of the proposed audit for the current year, and the audit procedures to be used, and to approve audit fees.

•
Reviewing the audited consolidated financial statements and discussing them with management and the independent auditors.  Consideration of the quality our accounting principles as applied in its financial reporting.  Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of our audited consolidated financial statement in our Annual Report to Shareholders.

•	Discussing with management and the independent auditors the quality and adequacy of and compliance with our internal controls.

•
Establishing procedures: (i) for receiving, handling and retaining of complaints received by us regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Review and discuss all related party transactions involving us.

•	Engaging independent counsel and other advisors if the Committee determines that such advisors are necessary to assist the Committee in carrying out its duties.

•	Publicly disclose the receipt of warning about any violations of corporate governance rules.

Authority

The Committee will have the authority to retain special legal, accounting or other experts for advice, consultation or special investigation.  The Committee may request any officer or employee of ours, our outside legal counsel, or the independent auditor to attend a meeting of the Committee, or to meet with any member of, or consultants to, the Committee.  The Committee will have full access to our books, records and facilities.

Meetings

The Committee shall meet at least yearly, or more frequently as the Committee considers necessary.  Opportunities should be afforded periodically to the external auditor and to senior management to meet separately with the independent members of the Committee. Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Chairman of the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the board of directors.

D.           EMPLOYEES

As of August 31, 2009 and the date of the filing of this Annual Report we did not have any employees other than our sole executive officer.

E.           SHARE OWNERSHIP

Our common shares are owned by Canadian residents, United States residents and residents of other countries.  The only class of our securities, which is outstanding as of the date of the filing of this Annual Report, is common stock.  All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of the date of the filing of this Annual Report, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group.  Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)		Percentage

Sandra J. Hall	Officer, Director, and Principal Shareholder	6,100,000	(2)	23.1%
Milton Klyman	Director	100,000	(3)	0.4%
William Jarvis	Director	0		0%
1407271 Ontario Inc. (4)	Principal Shareholder	4,400,000	(5)	17.0%
Core Energy Enterprises, Inc. (6)	Principal Shareholder	4,073,208	(7)	15.5%
James Cassina	Director and Principal Shareholder	12,065,046	(8)	39.9%
Tonbridge Financial Corp.	Principal Shareholder	5,483,414	(9)	20.3%
Harvester Emerging Markets Fund	Principal Shareholder	2,700,000	(10)	9.4%
All officers and directors as a group (4 persons)		18,265,046	(2)(3)(8)	56.2. %

(1)
Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses.  Percentage ownership is based on 24,232,559 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)
Includes 2,800,000 outstanding shares and 1,600,000 shares underlying 1,600,000 presently exercisable warrants owned by 1407271 Ontario Inc.  Also includes 600,000 shares underlying 600,000 presently exercisable warrants owned directly by Sandra Hall.

(3)	Includes 50,000 shares underlying 50,000 presently exercisable warrants.

(4)	Sandra J. Hall owns 1407271 Ontario Inc. and has sole voting and investment power with respect to the shares of our common stock owned by 1407271 Ontario Inc.

(5)	Includes 1,600,000 shares underlying 1,600,000 presently exercisable warrants.

(6)	James Cassina has voting and investment power with respect to the shares of our common stock owned by Core Energy Enterprises Inc.

(7)	Includes 2,036,604 shares underlying 2,036,604 presently exercisable warrants.

(8)
Includes 2,036,604 outstanding shares and 2,036,604 shares underlying 2,036,604 presently exercisable warrants owned by Core Energy Enterprises Inc.  Also includes 3,995,919 shares underlying 3,995,919 presently exercisable warrants owned directly by James Cassina.

(9)	Includes 2,741,707 shares underlying 2,741,707 presently exercisable warrants. David Yuhasz has voting and investment power with respect to the shares owned by Tonbridge Financial Corp.

(10)	Includes 1,450,000 shares underlying 1,250,000 presently exercisable warrants. Robert Cordes has voting and investment power with respect to the shares owned by Harvester Emerging Markets Fund.

As of the date of the filing of this Annual Report, to the knowledge of our management, there are no arrangements which, could at a subsequent date result in a change in control of us.  As of such date, and except as disclosed herein, our management has no knowledge that we are owned or controlled directly or indirectly by another company or any foreign government.

Amendments to our 2000 Stock Option Plan (as amended, the "Plan") were adopted by our board of directors on January 8, 2010 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on February 9, 2010.  The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an "Eligible Individual") to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us.  Directors and officers currently are not remunerated for their services except as stated in "Executive Compensation" above.

The maximum number of common shares which may be set aside for issue under the Plan is currently 4,846,152 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.  The maximum number of common shares which may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any options for services or any other stock option plans.  Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares cannot be less than the closing sale price of such shares quoted on any trading system or on such stock exchange in Canada on which the common shares are listed and posted for trading as may be selected for such purpose by the board of directors, on the day immediately preceding the day upon which the grant of the option is approved by the board of directors.

Options granted under the Plan may be exercised during a period no exceeding five years, subject to earlier termination upon the optionee ceasing to be an Eligible Individual, or, in accordance with the terms of the grant of the option.  The options are non-transferable and non-assignable except between an Eligible Individual and a related corporation controlled by such Eligible Individual upon the consent of the board of directors.  The Plan contains provisions for adjustment in the number of shares issuable there under in the event of subdivision, consolidation, reclassification, reorganization or change in the number of common shares, a merger or other relevant change in the Company’s capitalization.   The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

There are 24,232,559 issued and outstanding shares of our common stock as of the date of the filing of this Annual Report.  As of the date of the filing of this Annual Report, to our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.  The shares of our common stock owned by our major shareholder have identical voting rights as those owned by our other shareholders.

Name	Number of Shares		Percentage
1407271 Ontario Inc. (1)	4,400,000	(2)	17.0%
Sandra Hall	6,100,000	(3)	23.1%
James Cassina	12,065,046	(4)	39.9%
Core Energy Enterprises Inc. (5)	4,073,208	(6)	15.5%
Tonbridge Financial Corp.	5,483,414	(7)	20.3%
Harvester Emerging Markets Fund	2,700,000	(8)	9.4%

(1)	Sandra J. Hall owns 1407271 Ontario Inc. and has sole voting and investment power with respect to the shares of our common stock owned by 1407271 Ontario Inc.

(2)	Includes 1,600,000 shares underlying 1,600,000 presently exercisable warrants.

(3)
Includes 2,800,000 outstanding shares and 1,600,000 shares underlying 1,600,000 presently exercisable warrants owned by 1407271 Ontario Inc.  Also includes 600,000 shares underlying 600,000 presently exercisable warrants owned directly by Sandra Hall.

(4)
Includes 2,036,604 outstanding shares and 2,036,604 shares underlying 2,036,604 presently exercisable warrants owned by Core Energy Enterprises Inc.  Also includes 3,995,919 shares underlying 3,995,919 presently exercisable warrants owned directly by James Cassina.

(5)	James Cassina has voting and investment power with respect to the shares of our common stock owned by Core Energy Enterprises Inc.

(6)	Includes 2,036,604 shares underlying 2,036,604 presently exercisable warrants.

(7)	Includes 2,741,707 shares underlying 2,741,707 presently exercisable warrants. David Yuhasz has voting and investment power with respect to the shares owned by Tonbridge Financial Corp.

(8)	Includes 1,450,000 shares underlying 1,250,000 presently exercisable warrants. Robert Cordes has voting and investment power with respect to the shares owned by Harvester Emerging Markets Fund.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of January 31, 2010.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,085	12,463,539	96.61%	51.43%
USA	30	1,169,623	2.67%	4.83%
All Other	8	10,599,397	0.71%	43.74%
Total	1,123	24,232,559	100%	100%

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of us.

B.           RELATED PARTY TRANSACTIONS

During the fiscal year ended August 31, 2009 and through the date of the filing of this Annual Report, we have entered into the related party transactions described below.

From November 1, 2000 through April 30, 2009 we accrued a management fee of $1,000 per month to Sandra Hall, our President and a Director. Since May 1, 2009 we have been paying a management fee of $2,500 per month to Sandra Hall.

On February 5, 2009, 1407271 Ontario Inc., a corporation in which Sandra Hall has voting and investment power, acquired 1,600,000 Units at a price of $0.05 per Unit.  Each Unit consists of one share of our common stock and one common stock purchase warrant exercisable until February 5, 2014 for the purchase of one share of our common stock at a price of $0.07 per share.

On February 25, 2009, Sandra Hall acquired 600,000 Units at a price of $0.05 per Unit.  Each Unit consists of one share of our common stock and one common stock purchase warrant exercisable until February 25, 2014 for the purchase of one share of our common stock at a price of $0.07 per share.

On February 25, 2009, Milton Klyman acquired 50,000 Units at a price of $0.05 per Unit.  Each Unit consists of one share of our common stock and one common stock purchase warrant exercisable until February 25, 2014 for the purchase of one share of our common stock at a price of $0.07 per share.

On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta Ltd., a company incorporated on October 3, 2007 in the Province of Alberta Canada. In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholder loans in 1354166 by cash payment to James Cassina and Tonbridge Financial Corp. the amounts of $81,420 and 36,580 respectively.

Inter-Company Balances

As at August 31, 2009, 1406768 Ontario, our wholly owned subsidiary advanced us $144,426.52.  The inter-company balance was eliminated upon amalgamation with 1406768 Ontario effective November 30, 2009. On February 27, 2009, we advanced to our wholly owned subsidiary 1354166 Alberta $118,000.00. As of the date of the filing of this Annual Report the inter-company balance due from 1354166 Alberta is $118,000.00.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8     FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Litigation

There are no pending legal proceedings to which we or our subsidiary is a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividends

We have not paid any dividends on our common stock during the past five years. We do not intend to pay dividends on shares of common stock in the foreseeable future as we anticipate that our cash resources will be used to finance growth.

B.           SIGNIFICANT CHANGES

There have been no significant changes that have occurred since the date of our annual financial statements included with this Annual Report except as disclosed in the Annual Report.

ITEM 9     THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 24,232,559 were issued and outstanding as of January 31, 2010. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constating documents.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, with such rights, preferences and privileges as may be determined from time to time by our board of directors.  There were no preferred shares outstanding at January 31, 2010.

Our common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.           OFFER AND LISTING DETAILS

Our common stock became eligible for trading on October 22, 2009 on the Over the Counter Bulletin Board ("OTCBB") under the symbol (“EGNKF”).  Since that time through the date of the filing of this Annual Report, there has been one trade in our common stock. Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol “EFRDF”. Prior to our common stock being listed on the OTCBB, our common stock had not publicly traded since 1990.

The following table set forth the reported high and low bid prices for shares of our common stock on the OTCBB in US dollars for the periods indicated.

Calendar Year 2009 by Month	Period	High	Low

	October (1)	$0.05	$0.05
	November	$0.05	$0.05
	December	$0.05	$0.05
Calendar Year 2010 by Month	January	$0.05	$0.05
Notes

(1)             Our stock commenced trading on the OTBCC on October 22, 2009.

There is currently only a limited public market for the common stock in the United States.  There can be no assurance that a more active market will develop in the future.

B.           PLAN OF DISTRIBUTION

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.           MARKETS

See Item 9.A.

D.           SELLING SHAREHOLDERS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

E.           DILUTION

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

F.           EXPENSES OF THE ISSUE

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 10    ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

Certificate of Incorporation

We were incorporated under the Business Corporations Act (Ontario) on September 22, 1978 under the name Bonanza Red Lake Explorations Inc.  The corporation number as assigned by Ontario is 396323.

Articles of Amendment dated January 14, 1985

By Articles of Amendment dated January 14, 1985, our Articles were amended as follows:

1.     The minimum number of directors of the Company shall be 3 and the maximum number of directors of the Company shall be 10.

2.    (a)   Delete the existing objects clauses and provide that there are no restrictions on the business we may carry on or on the powers that we may exercise;

(b)   Delete the term "head office" where it appears in the articles and substitute therefor the term "registered office";

(c)   Delete the existing special provisions contained in the articles and substitute therefor the following:

The following special provisions shall be applicable to the Company:

Subject to the provisions of the Business Corporations Act, as amended or re-enacted from time to time, the directors may, without authorization of the shareholders:

(i)	borrow money on the credit of the Company;

(ii)	issue, re-issue, sell or pledge debt obligations of the Company;

(iii)	give a guarantee on behalf of the Company to secure performance of an obligation of any person;

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Company; and

(v)	by resolution, delegate any or all such powers to a director, a committee of directors or an officer of the Company.

3.    (a)   Provide that the Company is authorized to issue an unlimited number of shares;

(b)   Provide that the Company is authorized to issue an unlimited number of preference shares.

Articles of Amendment dated August 16, 2000

By Articles of Amendment dated August 16, 2000 our articles were amended to consolidate our issued and outstanding common shares on the basis on one common share for every three issued and outstanding common shares in our capital, and change our name from Bonanza Red Lake Explorations Inc. to Eugenic Corp.

Our Articles of Amendment state that there are no restrictions on the business that may carry on, but do not contain a stated purpose or objective.

Articles of Amalgamation dated November 30, 2009

By Articles of Amalgamation dated November 30, 2009 we amalgamated with our wholly owned subsidiary Eagleford Energy Inc. (formerly: 1406768 Ontario Inc.)  and changed the entity’s name to Eagleford Energy Inc.

Bylaws

No director of ours is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest. (Bylaws, Article 43).

Neither our Articles nor our Bylaws limit the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive remuneration as the board of directors shall determine from time to time. (Bylaws, Article 44).

Under our Articles and Bylaws, our board of directors may, without the authorization of our shareholders, (i) borrow money upon our credit; (ii) issue, reissue, sell or pledge debt obligations of ours; whether secured or unsecured (iii) give a guarantee on behalf of us to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of ours to secure obligations.

Annual general meetings of our shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Article 6). Special meetings of our shareholders may be convened by order of our Chairman of the Board, our President if he/she is a director, a Vice-President who is a director, or the board of directors. (Bylaws, Article 6). Shareholders of record must be given notice of such special meeting not less than 10 days or more than 50 days before the date of the meeting. Notices of special meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Article 8). Our board of directors is permitted to fix a record date for any meeting of the shareholders that is between 21 and 50 days prior to such meeting. (Bylaws, Article 9). The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, our directors, our auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Article 13).

Neither our Articles nor our Bylaws discuss limitations on the rights to own securities or exercise voting rights thereon, and there is no provision of our Articles or Bylaws that would delay, defer or prevent a change in control of us, or that would operate only with respect to a merger, acquisition, or corporate restructuring involving us or any of its subsidiaries. Our Bylaws do not contain a provision indicating an ownership threshold above which shareholder ownership must be disclosed.

Other Provisions

Neither our Articles nor our Bylaws discuss the retirement or non-retirement of directors under an age limit requirement or the number of shares required for director qualification.

Neither our Articles nor our Bylaws require that a director hold a share in the capital of the Company as qualification for his/her office.

Neither our Articles nor our Bylaws contain sinking fund provisions, provisions allowing us to make further capital calls with respect to any shareholder of ours, or provisions which discriminate against any holders of securities as a result of such shareholder owning a substantial number of shares.

C.           MATERIAL CONTRACTS

During the two year period preceding the filing date of this Annual Report, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta Ltd., a company incorporated on October 3, 2007 in the Province of Alberta Canada (the "Transaction").  In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholder loans in 1354166 by cash payment.  Each unit is comprised of one share of our common stock (each a "Share") and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock at a purchase price of $0.07 per share.  The shareholders of 1354166 and 1354166 itself are arm's-length parties to us.  1354166 is a private company that has a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area of Alberta, Canada.

D.           EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of our common stock, other than withholding tax requirements (See "Taxation" below).

Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by our constituent documents on the right of a non-resident to hold or vote our common stock.

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CDN $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CDN $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CDN $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

As applied to an investment in us, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from CDN $5 million to CDN $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.           TAXATION

Certain Canadian Federal Income Tax Consequences

Management has been advised by its Canadian legal counsel that the following discussion fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who, at all material times, is a resident of the United States and is not a resident, or deemed to be a resident, of Canada, deals at arm's length and is not affiliated with the Company, did not acquire our common shares by virtue of employment, is not a financial institution, partnership or a trust, holds our common shares as capital property, and does not use or hold, and is not deemed to use or hold, his or her common shares in connection with carrying on a business in Canada (a "non-resident shareholder").

This description is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administration and assessing policies of Canada Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed below.  The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares are urged to consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of common shares.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA.  The Canada-US Income Tax Convention (the "Treaty") provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners who are residents of the United States.  However, if the beneficial owner is a resident of the United States and is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be "taxable Canadian property" of the holder within the meaning of the ITA and no relief is afforded under an applicable tax treaty.  For purposes of the ITA, a Common Share of the Company will be taxable Canadian property to a non-resident holder if the non-resident holder and/or persons with whom that holder does not deal at arm's length holds 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month period immediately preceding the disposition of the common share.

In the case of a non-resident holder to whom shares of our common stock represent taxable Canadian property and who is a resident in the United States and not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of our common shares.  This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.  This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services.  This discussion is limited to U.S. Holders who own common shares as capital assets and who hold the common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).  This discussion does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distributions on Our Common Shares

Subject to the discussion below regarding passive foreign investment companies (“PFICs”), the gross amount of any distribution (including non-cash property) by us (including any Canadian taxes withheld therefrom) with respect to common shares generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of ours, as determined under United States Federal income tax principles.  Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met.  These conditions include the Company not being classified as a PFIC, it being a “qualified foreign corporation,” the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.  To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares and to the extent that such distribution exceeds the Holder’s adjusted tax basis in our common shares, will be taxed as capital gain.  In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

If a U.S. Holder receives a dividend in Canadian dollars, the amount of the dividend for United States federal income tax purposes will be the U.S. dollar value of the dividend (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars.  In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

Disposition of Common Shares

Subject to the discussion below regarding PFIC’s, gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our common shares (including, without limitation, a complete redemption of our common shares) generally will be subject to United States Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in our common shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of our common shares that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15% subject to the PFIC rules below.  Deductions for capital losses are subject to certain limitations.  If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value.  Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. “Anti-Deferral” Rules

Passive Foreign Investment Company (“PFIC”) Regime .  If we, or a non-U.S. entity directly or indirectly owned by us (“Related Entity”), has 75% or more of its gross income as “passive” income, or if the average value during a taxable year of ours or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us or the Related Entity, then the United States PFIC rules may apply to U.S. Holders.  If we or a Related Entity is classified as a PFIC, a U.S. Holder will be subject to increased tax liability in respect of gain recognized on the sale of his, her or its common shares or upon the receipt of certain distributions, unless such person makes a “qualified electing fund” election to be taxed currently on its pro rata portion of our income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and we provide certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules.  As another alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).  We or a related entity can give no assurance as to its status as a PFIC for the current or any future year.  U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

Controlled Foreign Corporation Regime (“CFC”) .  If a U.S. Holder (or person defined as a U.S. persons under Section 7701(aX301 of the Code) owns 10% or more of the total combined voting power of all classes of our stock (, a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, we would be a “controlled foreign corporation”..  This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of our Company (as defined by the Code) and our earnings invested in “US property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged.  It is not clear the CFC regime would apply to the U.S. Holders of our common shares, and is outside the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to us may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Holder.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to its worldwide taxable income.  This limitation is designed to prevent foreign tax credits from offsetting United States source income.  In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.

In addition, this limitation is calculated separately with respect to specific “baskets” of income such as passive income, high withholding tax interest, financial services income, shipping income, and certain other classifications of income.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  Under the American Jobs Creation Act of 2004 (the “Act”), this basket limitation will be modified significantly after 2006.

Unused foreign tax credits can generally be carried back one year and carried forward ten years.  U.S. Holders should consult their own tax advisors concerning the ability to utilize foreign tax credits, especially in light of the changes made by the Act.

Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting requirement and to backup withholding unless the US Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Federal income tax liability of the US Holder and may entitle the US Holder to a refund, provided that the required information is furnished to the IRS.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.  This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

G.	STATEMENT BY EXPERTS

Not Applicable.  This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

H.	DOCUMENTS ON DISPLAY

The documents and exhibits referred to in this Annual Report are available for inspection at the registered and management office at 1 King Street West, Suite 1505, Toronto, Ontario M5H 1A1 during normal business hours.

I.	SUBSIDIARY INFORMATION

Not Applicable.  This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•	•utilizing competent, professional consultants as support teams to company staff.

•	•performing careful and thorough geophysical, geological and engineering analyses of each prospect.

•	•focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

We are exposed to commodity price risks, credit risk and foreign currency exchange rate risks.

Commodity Price Risk

Our financial condition, results of operations and capital resources are dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources. If natural gas prices were to change by $0.50 per mcf, the impact on our earnings and cash flow would be approximately $8,206.

Credit Risk

In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with properties as well as credit risk related to our customers and trade payables. All of our accounts receivable are with customers or joint venture partners and are subject to normal industry credit risk.

We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty. However, there can be no assurance that performance will occur. See Item 5. – Operating and Financial Review and Prospects.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           DEBT SECURITIES

Not applicable.

B.           WARRANTS AND RIGHTS

Not applicable.

C.           OTHER SECURITIES

Not Applicable.

D.           AMERICAN DEPOSITORY SHARES

Not Applicable.

PART II

ITEM 13	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, Sandra Hall, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report (the “Evaluation Date”). Based on this evaluation, our chief executive officer and chief financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to us, required to be disclosed in our Securities and Exchange Commission (“SEC”) reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting, Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16	[RESERVED]

A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Milton Klyman is an "audit committee financial expert", as defined in Item 16A of Form 20-F and is independent. Milton Klyman is the Chairman of the Audit Committee.  He is a self-employed financial consultant and has been a Chartered Accountant since 1952.  Milton Klyman is a Life Member of the Institute of Chartered Accountants of Ontario, a Life member of the Canadian Institute of Mining Metallurgy and Petroleum and a Fellow of the Institute of Chartered Secretaries and Administrators.

B.           CODE OF ETHICS

We have adopted a written code of business conduct and ethics (the "Code") for our directors, officers and employees. The board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy.  The Code reminds those engaged in service to us that they are required to report perceived or actual violations of the law, violations of our policies, dangers to health, safety and the environment, risks to our property, and accounting or auditing irregularities to the chair of the Audit Committee who is an independent director of ours. In addition, to requiring directors, officers and employees to abide by the Code, we encourage consultants, service providers and all parties who engage in business with us to contact the chair of the Audit Committee regarding any perceived and all actual breaches by our directors, officers and employees of the Code. The chair of our Audit Committee is responsible for investigating complaints, presenting complaints to the applicable board committee or the board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of our Audit Committee will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by us, our directors and management, against complainants who raise concerns in good faith and requires us to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, we have an Audit Committee Charter and a Policy of Procedures for Disclosure Concerning Financial/Accounting Irregularities.

Since the beginning of our most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The board is required by the Board Mandate to satisfy our CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board Mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with us, and that directors excuse themselves from both board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and us, in considering transactions and agreements in respect of which directors and executive officers have an interest. Our Code applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions of the Company. There have been no waivers of our Code granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or similar persons during the period covered by this Annual Report

 Upon written request to us at our registered and management office attention: the President, we will provide by mail, to any person without charge a copy of our Code of Ethics.

C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

It is the policy of the Audit Committee that all audit and non-audit services are pre-approved prior to engagement.  Before the initiation of each audit, the principal accountant submits a budget of the expected range of expenditures to complete their audit engagement (including Audit Fees and Tax Fees) to the Audit Committee for approval. In the event that the principal accountant exceeds these parameters, the individual auditor is expected to communicate to management the reasons for the variances, so that such variances can be ratified by the Audit Committee. As a result, 100% of expenditures within the scope of the noted budget are approved by the Audit Committee.

During fiscal 2009 and 2008 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed for professional fees rendered by Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2009 and August 31, 2008 are as follows:

Nature of Services	Fees Paid to Auditor in Year- ended August 31, 2009		Fees Paid to Auditor in Year- ended August 31, 2008
Audit Fees(1)	$18,000		$19,000
Audit-Related Fees(2)	$31,249	(5)	Nil
Tax Fees(3)	Nil		$5,800
All Other Fees(4)	Nil		Nil
TOTALS	$49,249		$24,800

Notes:

1.
"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements management discussion and analysis.  This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.  This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.
"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in "Audit Fees".

3.	"Tax Fees" include fees for all professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

4.	"All Other Fees" include all fees for products and services provided by the Company's auditors not included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".

5.
Included in Audit-Related Fees are fees of $31,249 from the Company’s former auditor BDO Dunwoody LLP for review of the Company’s Registration Statement with the United States Securities and Exchange Commission on Form 20-F.

D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.           CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

The following attached consolidated financial statements are incorporated herein:

1.           Consolidated Audited Financial Statements of Eagleford Energy Inc. (formerly: Eugenic Corp.) for the years ended August 31, 2009, 2008 and 2007, comprised of the following:

(a)	Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2009, 2008 and 2007;

(b)	Consolidated Balance Sheets as at August 31, 2009 and 2008;

(c)	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended August 31, 2009, 2008 and 2007;

(d)	Consolidated Statements of Shareholders’ Equity (Deficiency);

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2009, 2008 and 2007;

(f)	Notes to Consolidated Financial Statements.

ITEM 18     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19     EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

1.1*	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978

1.2*	Articles of Amendment dated January 14, 1985

1.3*	Articles of Amendment dated August 16, 2000

1.4*	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.5*	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.6***	Articles of Amalgamation dated November 30, 2009

4.1*	2000 Stock Option Plan

4.2*	Code of Business Conduct and Ethics

4.3*	Audit Committee Charter

4.4*	Petroleum and Natural Gas Committee Charter

4.5*	Compensation Committee Charter

4.6*	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp. (presently known as Eagleford Energy Inc.), 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.

4.7 **	Amended Audit Committee Charter

4.8	Amended Stock Option Plan

8.1	Subsidiary of Eagleford Energy Inc.

15.1
Consent of Schwartz Levitsky Feldman LLP with respect to the report dated December 18, 2009 to the consolidated financial statements of Eagleford Energy Inc. for the years ended August 31, 2009, 2008 and 2007.

*	Previously filed by Registrant on April 29, 2009 as part of Registration Statement on Form 20 F (SEC File No. 0 53646)

**	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009 (SEC File No. 0-53646)

***	Previously Filed by Registrant on Form 6-K on December 1, 2009

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EAGLEFORD ENERGY INC.

By:	/s/ Sandra J. Hall
Name: Sandra J. Hall
Title: President and Chief Executive Officer

Date: February 23, 2010

INDEX TO FINANCIAL STATEMENTS

1. Consolidated Audited Financial Statements of Eagleford Energy Inc. for the years ended August 31, 2009, 2008 and 2007, comprised of the following:

(a)	Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2009, 2008 and 2007;	F-2 –F-3

(b)	Consolidated Balance Sheets as at August 31, 2009 and 2008;	F-4

(c)	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended August 31, 2009, 2008 and 2007;	F-5

(d)	Consolidated Statements of Shareholders’ Equity (Deficiency)	F-6

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2009, 2008 and 2007;	F-7

(f)	Notes to Consolidated Financial Statements.	F-8 – F-31

CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

AUDITORS’ REPORT

To the Shareholders of
Eagleford Energy Inc.

We have audited the consolidated balance sheets of Eagleford Energy Inc. (the “Company”) as at August 31, 2009 and 2008 and the related consolidated statements of loss, comprehensive loss and deficit, and cash flows for each of the years in the three year period ended August 31, 2009.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance, about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2009 in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 16).

/s/ “SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada	Chartered Accountants
December 18, 2009	Licensed Public Accountant

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated December 18, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

/s/ “SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada	Chartered Accountants
December 18, 2009	Licensed Public Accountant

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

August 31	2009	2008

Assets
Current
Cash and cash equivalents	$172,905	$202,726
Marketable securities (Note 6)	1	1
Other receivables	20,421	5,311
	193,327	208,038

Oil and gas interests (Note 7)	407,000	448

	$600,327	$208,486

Liabilities and Shareholders’ Equity (Deficiency)
Current
Accounts payable (Note 10)	$152,984	$71,672
Income taxes payable (Note 15)	10,215	-
Loans payable (Note 11)	167,500	230,000
	330,699	301,672
Long term
Asset retirement obligations (Note 8)	3,634	-
	334,333	301,672
Shareholders’ Equity (Deficiency)
Share capital (Note 9)	825,386	467,604
Warrants (Note 9)	431,134	100,875
Contributed Surplus (Note 9)	38,000	38,000
Deficit	(1,028,526)	(699,665)
	265,994	(93,186)

	$600,327	$208,486
Going concern (Note 1)
Related Party Transactions and Balances (Note 10)

On behalf of the Board:

(signed) “Sandra J. Hall” Director

(signed) “Milton Klyman” Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended August 31	2009	2008	2007

Oil and Gas Operations
Revenue	$56,199	$292	$637

Operating Costs	83,187	-	-
Depletion	26,638	24	96
	109,825	24	96

Income (loss) from oil and gas operations	(53,626)	268	541

Expenses
Management fees (Note 10)	18,000	12,000	12,000
Office and general	5,150	253	195
Professional fees	106,770	26,608	16,973
Transfer and registrar costs	24,965	4,486	2,085
Head office services	16,125	14,625	13,884
Expense recovery	-	(7,718)	(5,274)
Write down of oil and gas interests	105,805	528	828
	276,815	50,782	40,691

Operating loss for the year	(330,441)	(50,514)	(40,150)
Other item
Interest	1,580	-	205

Net loss and comprehensive loss for the year	(328,861)	(50,514)	(39,945)

Deficit, beginning of year	(699,665)	(649,151)	(609,206)

Deficit end of year	$(1,028,526)	$(699,665)	$(649,151)

Loss per share, basic and diluted	$(0.019)	$(0.006)	$(0.006)

Weighted average shares outstanding	17,646,295	7,955,482	6,396,739

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Statements of Shareholders’ Equity (Deficiency)
(Expressed in Canadian Dollars)

For the years ended August 31, 2009 and 2008

	SHARE CAPITAL		WARRANTS		CONTRIBUTED
	Number	Amount	Number	Amount	SURPLUS	DEFICIT	TOTAL
Balance, August 31, 2007	6,396,739	$166,291				$(649,151)	$(482,860)
Private placement	2,575,000	151,313	2,575,000	$100,875
Debt conversion	1,500,000	150,000
Forgiveness of debt, related party					$38,000
Net loss for the year						(50,514)
Balance August 31, 2008	10,471,739	467,604	2,575,000	100,875	38,000	(699,665)	(93,186)
Private placement	2,600,000	67,600	2,600,000	62,400
Private placement	1,000,256	26,007	1,000,256	24,006
Issuance of units on acquisition of 1354166 Alberta Ltd.	8,910,564	231,675	8,910,564	213,853
Debt settlement	1,250,000	32,500	1,250,000	30,000
Net loss for the year						(328,861)
Balance August 31, 2009	24,232,559	$825,386	16,335,820	$431,134	$38,000	$(1,028,526)	$265,994

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended August 31	2009	2008	2007

Cash provided by (used in)

Operating activities
Net loss for the year	$(328,861)	$(50,514)	$(39,945)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depletion and accretion	26,768	24	96
Write-down of oil and gas interests	105,805	528	828
Changes in non-cash working capital balances:
Other receivables	(9,297)	2,482	(2,640)
Accounts payable	33,252	(2,934)	41,393
	(172,333)	(50,414)	(268)
Investing activities
Oil and gas interests	(10,000)	-	-
Cash and cash equivalents acquired on
acquisition of 1354166 Alberta Ltd.	90,499	-	-
	80,499	-	-
Financing activities
Proceeds from private placements, net	180,013	252,188	-
Repayment to note holders pursuant to
acquisition of 1354166 Alberta Ltd.	(118,000)	-	-
	62,013	252,188	-

Increase (decrease) in cash for the year	(29,821)	201,774	(268)

Cash, beginning of year	202,726	952	1,220

Cash, end of year	$172,905	$202,726	$952

Non-cash transactions
Acquisition of subsidiary	$445,528	-	-
Issuance of units on acquisition of subsidiary	$(445,528)	-	-
Shares issued to settle debt	$62,500	$150,000	-
Forgiveness of debt	-	$38,000	-

Cash consists of:
Cash	$72,392	$202,726	$952
Cash equivalents	100,513	-	-
	$172,905	$202,726	$952

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

1.	Nature of Business

The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil.

Going Concern
These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at August 31, 2009, the Company had a working capital deficiency of $137,372 and an accumulated deficit of $1,028,526. Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Significant Accounting Policies

These consolidated financial statements of Eagleford Energy Inc. have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of our consolidated financial statements in accordance with US GAAP have resulted in differences to the consolidated balance sheet and the consolidated statement of loss, comprehensive loss and deficit from the consolidated financial statements prepared using Canadian GAAP (see Note 16).

Principles of Consolidation
The consolidated financial statements include the accounts of Eagleford Energy Inc.("Eagleford or the “Company"), the legal parent, together with its wholly-owned subsidiaries, 1406768 Ontario Ltd. and 1354166 Alberta Ltd. All material inter-company transactions have been eliminated.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

2.	Significant Accounting Policies (cont’d)

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2009 was $1 (2008 - $1).

Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

2.	Significant Accounting Policies (cont’d)

Environmental and Site Restoration Costs
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. At August 31, 2009 the Company recorded an impairment of $105,805 (2008 - $528).

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

2.	Significant Accounting Policies (cont’d)

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

3.	Change in Accounting Policy and Future Accounting Changes

(a) Accounting Changes

During 2007, the Company adopted the revised CICA Section 1506, “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(b) Comprehensive Income (Loss) and Deficit

During 2007, the Company adopted the CICA Section 1530, “Comprehensive Income”. Under the new standards, a new statement, the Statement of Comprehensive Income (Loss), has been introduced that will provide for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statement. Upon adoption of Section 1530, the Company incorporated the new required Statement of Comprehensive Loss by creating “Consolidated Statement of Loss, Comprehensive Loss, and Deficit”. The application of this revised standard did not result in comprehensive loss being different from net loss for the periods presented. Should the Company recognize any other comprehensive loss in the future, the cumulative changes in other comprehensive loss would be recognized in Accumulated Other Comprehensive Loss, which would be presented as a new category within shareholders’ deficiency on the consolidated balance sheets.

(c) Financial Instruments

During 2007, the Company adopted Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation”. All financial instruments, including derivatives, are to be included in the Company’s Consolidated Balance Sheets and measured, in most cases, at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held-for trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at the lower of cost and the carrying value. The financial instruments recognized on the Company’s consolidated balance sheets are deemed to approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new section.  The Company has designated its cash as held-for-trading which is measured at fair value and its marketable securities have been designated as available-for-sale. All other financial assets were classified as loans or receivables. All financial liabilities were classified as other liabilities.

(d) Hedges

During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(e) Financial Instruments – Disclosures and Presentation

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 13).

(f) Capital Disclosures

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 14).

(g) Inventories

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•     Measurement of inventories at the lower of cost and net realizable value
•     Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•     Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

This new standard did not have an impact on the Company’s financial statements.

(h) Future Accounting Changes

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(h)	Future Accounting Changes (cont’d)

The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after October 1, 2008 to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section is not expected to have an impact on the Company’s financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The adoption date of September 1, 2011 for this company will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended August 31, 2011, and of the opening balance sheet as at September 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

4.	Business Combination

On February 27, 2009, Eagleford acquired the issued and outstanding shares of 1354166 for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.  Following the closing, the Company paid to note holders of 1354166 the amount of $118,000 by cash payment.  The acquisition was accounted for using the purchase method of accounting where the Company is identified as the acquirer. The purchase price allocation to the fair values of the assets and liabilities acquired is estimated as at February 27, 2009 as follows:

(i) Consideration:
Issuance of 8,910,564 Eugenic units at $0.05 per unit	$445,528
Transaction costs	10,000
Total consideration	$455,528

Allocated to:
Oil and gas interests	538,995
Notes payable and working capital deficit	(79,963)
Asset retirement obligation	(3,504)
Net assets acquired	$455,528

Incurred transaction costs:
Financial advisory, legal and other expenses	$10,000

The above purchase price allocation has been determined from information available to the management of Eagleford Energy Inc. The allocation of the purchase price to the assets and liabilities of 1354166 Alberta Ltd. have been obtained and the final fair values of the assets and liabilities have been determined. The results of operations from this acquisition are included effective February 27, 2009.

5.	Segmented Information

The Company’s only segment is oil and gas exploration and production. All reportable segments are located in Canada.

6.	Marketable Securities
	2009	2008
Investments in quoted companies
(market value $1 (2008 - $1))	$1	$1

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

7.	Oil and Gas Interests
	2009	2008
Net book value at September 1	$448	$1,000
Acquisition of 1354166 Alberta Ltd.	538,995	-
Depletion	(26,638)	(24)
Write down of oil and gas interests	(105,805)	(528)
	$407,000	$448

The Company’s has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

The Company performed a ceiling test calculation at August 31, 2009 using forecast prices and costs to assess the potential impairment of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company’s independent reserve evaluators. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2009	71.47	77.61	73.73	3.65	79.48	54.95	2.0	0.90
2010	77.03	83.76	78.74	5.50	85.78	62.43	2.0	0.90
2011	80.20	87.27	80.28	6.44	89.37	65.04	2.0	0.90
2012	84.62	89.62	81.55	6.78	91.78	66.80	2.0	0.925
2013	92.01	94.97	85.48	7.50	97.27	70.79	2.0	0.950
2014 and thereafter escalated at 2%

At August 31, 2009 the Company recorded an impairment of $105,805 (2008 - $528).

8.	Asset Retirement Obligation

The Company’s asset retirement obligations result from net ownership interests in natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at August 31, 2009 was approximately $8,840, which will be incurred between 2009 and 2026 (2008 – Nil). A credit-adjusted risk-free rate of 7 percent and an annual inflation rate of 5 percent were used to calculate the future asset retirement obligation.

	2009	2008
Balance, beginning of period	$-	$-
Liabilities assumed on acquisition of 1354166 Alberta Ltd	3,504	-
Accretion expense	130	-
Balance, August 31, 2009	$3,634	$-

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

9.	Share Capital and Contributed Surplus

Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Issued:
Common Shares	Number	Amount
Balance at August 31, 2007	6,396,739	$166,291
April 14, 2008, private placement (note a)	2,575,000	151,313
April 14, 2008 debt conversion (note b)	1,500,000	150,000
Balance at August 31, 2008	10,471,739	$467,604
February 5, 2009 private placement (note c)	2,600,000	67,600
February 25, 2009 private placement (note d)	1,000,256	26,007
February 27, 2009 acquisition (note e)	8,910,564	231,675
February 27, 2009 debt settlement (note f)	1,250,000	32,500
Balance at August 31, 2009	24,232,559	$825,386

(a)
On April 14, 2008 the Company completed a non-brokered private placement of 2,575,000 units at a purchase price of $0.10 per unit for gross proceeds of $257,500 (proceeds net of issue costs $252,188). Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until April 14, 2011, to purchase one common share at a purchase price of $0.20 per share.

(b)	On April 14, 2008 the Company entered into agreements to convert debt in the amount of $150,000 through the issuance of 1,500,000 shares at an attributed value of $0.10 per share. (see Note 10).

(c)
On February 5, 2009, the Company completed a non-brokered private placement of 2,600,000 units at a purchase price of $0.05 per unit for gross proceeds of $130,000. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

(d)
On February 25, 2009, the Company completed a non-brokered private placement of 1,000,256 units at a purchase price of $0.05 per unit for gross proceeds of approximately $50,013. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

(e)
On February 27, 2009, Eugenic acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

9.	Share Capital and Contributed Surplus (cont’d)

(f)
On February 27, 2009, the Company entered into an agreement with a non-related party, to settle debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share.

Warrants	Number	Exercise Price	Expiry Date	Amount
Balance at August 31, 2007	Nil	Nil	Nil
April 14, 2008, private placement (note a)	2,575,000	$0.20	April 14, 2011	$100,875
Balance at August 31, 2008	2,575,000	$0.20	April 14, 2011	$100,875
February 5, 2009 private placement (note c)	2,600,000	$0.07	February 5, 2014	62,400
February 25, 2009 private placement (note d)	1,000,256	$0.07	February 25, 2014	24,006
February 27, 2009 acquisition (note e)	8,910,564	$0.07	February 27, 2014	213,853
February 27, 2009 debt settlement (note f)	1,250,000	$0.07	February 27, 2014	30,000
Balance at August 31, 2009	16,335,820			$431,134

The fair value of the warrants issued during the year ended August 31, 2009 and 2008 were estimated using the Black-Scholes pricing model, using the following assumptions:

	2009	2008
Fair value per warrant	$0.05	$0.06
Risk-free interest rate	3%	3%
Expected volatility	170%	129%
Expected life (years)	4	3

Weighted Average Shares Outstanding	2009	2008	2007
Weighted average shares outstanding, basic	17,646,295	7,955,482	6,396,739
Dilutive effect of warrants	9,749,557	1,009,467	-
Weighted average shares outstanding, diluted	27,395,852	8,964,949	6,396,739

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 1,275,000 common shares.  To date, no options have been issued.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

9.	Share Capital and Contributed Surplus (cont’d)

Contributed Surplus

As part of the April 14, 2008 debt conversion, Ms. Hall the President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.

10.	Related Party Transactions and Balances

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	2009	2008	2007
Management fees to the President and Director of the Company	$18,000	$12,000	$12,000

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	2009	2008	2007
Management fees to the President and Director of the Company	$14,700	$6,000	$82,000

Beginning May 1, 2009 the Company increased the management fee from $1,000 to $2,500 per month to the President of the Company.

On February 5, 2009, a corporation in which the Company’s President has voting and investment power, acquired 1,600,000 Units at a price of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

On February 25, 2009, the Company’s President acquired 600,000 Units at a price of $0.05 per Unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

On February 25, 2009, a director of the Company acquired 50,000 Units at a price of $0.05 per Unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

On February 27, 2009, Eugenic acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.   Following the closing, the Company paid to note holders of 1354166 the amount of $118,000 by cash payment.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

11.	Loans Payable

The loans payable in the amount of $167,500 are unsecured, non-interest bearing and repayable on demand. The amount of $110,000 is due to an arms length party. On  February 27, 2009, the Company entered into an agreement to settle $62,500 of the $120,000 loan through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share. The balance of the loan payable to a shareholder is $57,500.

12.	Seasonality and Trend Information

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The current global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused significant volatility to commodity prices. Petroleum prices are expected to remain volatile for the remainder of 2009 as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

12.	Seasonality and Trend Information (cont’d)

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar although the Canadian dollar has recently decreased from such levels.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unitholders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which the Company will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for the Company as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Company’s ability to sell producing properties or pursue an exit strategy.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:

The fair value of financial instruments at August 31, 2009 and 2008 is summarized as follows:

	2009		2008
	Amount	Fair Value	Amount	Fair Value
Financial assets

Held for trading
Cash and cash equivalents	$172,905	$172,905	$202,726	$202,726

Loans and receivables
Other receivables	$20,421	$20,421	$5,311	$5,311

Financial liabilities
Accounts payable	$152,984	$152,984	$71,672	$71,672
Income Taxes Payable	$10,215	$10,215	$-	$-
Loans payable	$167,500	$167,500	$230,000	$230,000

(a)	Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of the Company’s natural gas is marketed through a major international energy company. There are no other material accounts receivable at August 31, 2009 that the Company deemed uncollectible.

(b)	Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

(c)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Factors (cont’d)

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(d)	Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

• The Company will not have sufficient funds to settle transaction on the due date;
• The Company will be forced to sell financial assets at a value which is less than what they are worth; or
• The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

(e)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(f)	Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2009 and 2008 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2009		2008
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$61,819	$50,579	$321	$263
Net loss	$(323,241)	$(334,481)	$(50,485)	$(50,443)

(g)	Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Factors (cont’d)

(g)	Market Risk (cont’d)
The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•   utilizing competent, professional consultants as support teams to company staff.
•   performing careful and thorough geophysical, geological and engineering analyses of each prospect.
•   focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

14.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

14.	Capital Management (cont’d)

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended August 31, 2009.

The Company is not subjected to any externally imposed capital requirements.

15.	Income Taxes

The Company has capital losses in the amount of approximately $195,852 (2008 - $195,852) which may be carried forward indefinitely to offset future capital gains, and non-capital losses in the amount of approximately $525,825 (2008 - $299,583) available for carry forward purposes.  The non-capital losses expire as follows:

2010	$40,846
2014	46,501
2015	47,434
2026	54,287
2027	43,465
2028	65,214
2029	228,078
$525,825

The Company has provided a full valuation allowance against future tax assets at August 31, 2009, due to uncertainties in the Company's ability to utilize its net operating losses.

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 25% to 29% (2008 and 2007 – 34.5%) for federal and provincial taxes is as follows:

	2009	2008	2007
Taxes at statutory rates	$(88,792)	$(17,427)	$(14,398)
Non-taxable items and others	47,326	-	(35)
Change in tax rate	-	-	-
Change in valuation allowance	41,466	17,427	14,433
	$-	$-	$-

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

15.	Income Taxes (cont’d)

The significant components of the Company's future tax asset are summarized as follows:

	2009	2008
Operating loss carry forwards	$149,197	$101,373
Share issue costs	5,792	-
Marketable securities	1,701	2,024
Capital losses carry forwards	28,399	33,784
Oil and gas interests	20,594	27,222
Cumulative eligible capital	1,685	1,499
	207,368	165,902
Valuation allowance	(207,368)	(165,902)
	$-	$-

16.	Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Oil and Gas Interest

In applying the full cost method under US GAAP (Regulation S-X Article 4-10), the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues from proved reserves at 10% as opposed to utilizing the fair market value and probable reserves are excluded. During the year an impairment loss of $179,443 for US GAAP and an impairment loss of $105,805 was recorded for Canadian GAAP.

If US GAAP was followed, the effect on the consolidated balance sheet would be as follows:

	2009	2008
Total assets according to Canadian GAAP	$600,327	$208,486
Additional impairment of oil and gas interests	(73,638)	-
Total assets according to US GAAP	$526,689	$208,486

	2009	2008
Total shareholders’ equity (deficiency) according to Canadian GAAP	$265,994	$(93,186)
Deficit adjustment per US GAAP
Additional impairment of oil and gas interests	(73,638)	-
Total shareholders’ equity (deficiency) according to US GAAP	$192,356	$(93,186)

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

If US GAAP was followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2009	2008	2007
Net loss, comprehensive loss according to Canadian GAAP	$328,861	$50,514	$39,945
Add: Additional impairment of oil and gas interests	73,638	-	-
Net loss, comprehensive loss according to US GAAP	$402,499	$50,514	$39,945
Loss per share, basic and diluted	$(0.023)	$(0.006)	$(0.006)
Shares used in the computation of loss per share	17,646,295	7,955,482	6,396,739

Recently Issued United States Accounting Standards:

In July 2006, the Financial Accounting Standards Board ("FASB") has published FASB Interpretation No. 48 ("FIN No.48), Accounting for Uncertainty in Income Taxes, to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise's financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 did not have a material effect on the Company's financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 did not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No.108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year of years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for the Company would be its fiscal year beginning April 1, 2007. The implementation of SAB No. 108 did not have a material impact on the Company’s results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) – the fair value option for financial assets and liabilities including an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measures”. The adoption of of SFAS No. 159 did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non- controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for annual periods beginning after December 15, 2008.  The adoption of SFAS 160 is not expected to have a material impact on the company’s financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. The provisions of FAS 161 are only related to disclosure of derivative and hedging activities.  The adoption of SFAS 161 will not have a material impact on its consolidated operating results, financial position or cash flows.

May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 163 is not expected to have a material effect on the Company’s financial statements.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 165, Subsequent Events (SFAS 165), addressing accounting and disclosure requirements related to subsequent events. SFAS 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of SFAS 165 did not have a material effect on the Company’s financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

On June 12, 2009, the FASB issued FAS No. 166, which amends the de-recognition guidance in FAS No. 140. FAS No. 166 eliminates the concept of a QSPE (Qualified Special Purpose Entity) and eliminates the exception from applying FIN 46(r), Consolidation of Variable Interest Entities to QSPE’s. Additionally, this Statement clarifies that the objective of paragraph 9 of FAS 140 is to determine whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor’s continuing involvements in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. This Statement modifies the financial-components approach used in Statement 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. It defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Under this statement, when the transfer of financial assets are accounted for as a sale, the transferor must recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of the transfer. This includes any retained beneficial interest. The implementation of this standard materially effects the securitization process in general, as it eliminates off-balance sheet transactions when an entity retains any interest in or control over assets transferred in this process. However, we do not believe the implementation of this standard will materially effect our reporting as we have no legacy QSPE’s and it is our intent to treat securitizations as financings. The effective date for FAS 166 is January 1, 2010. The adoption of SFAS No. 166 is not expected to have a material effect on the Company’s financial statements.

In conjunction with FAS No. 166, FASB issued FAS 167 which amends FASB Interpretation No. 46(R), (FIN 46(R)). This statement requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity (VIE) as the enterprise that has both: a) the power to direct the activities that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity or the right to receive benefits from the entity which could potentially be significant to the VIE. With the removal of the QSPE exemption, established QSPE’s must be evaluated for consolidation under this statement. This statement requires enhanced disclosures to provide users of financial statements with more transparent information about and enterprises involvement in a VIE. Further, this statement also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. Should we treat securitizations as sales in the future, we will analyze the transactions under the guidelines of FAS No, 167 for consolidation. The effective date for FAS 167 is January 1, 2010. The adoption of SFAS No. 167 is not expected to have a material effect on the Company’s financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification™ and “The Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“FASB 168”). FAS 168 identifies the sources of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 168 will be effective for financial statements that cover interim and annual periods ending after September 15, 2009.  The adoption of SFAS 168 is not expected to have a material effect on the company’s financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In December 2008, the SEC published its final rule, (SAB 113) Modernization of Oil and Gas reporting requirements, to modernize and update oil and gas disclosure requirements and align them with current practice and change in technology.  The Final Rule is effective for registration statements filed on or after January 1, 2010 and for annual reports on Forms 10-K and 20-F for fiscal years ending on or December 31, 2009.  The company will be assessing the impact of this Final Rule on its financial reporting for fiscal 2010.

17.	Subsequent Events

On November 12, 2009 the Company’s wholly owned subsidiary 1406768 Ontario Inc., filed Articles of Amendment changing its name to Eagleford Energy Inc. Effective November 30, 2009, the Company amalgamated with its wholly owned subsidiary Eagleford Energy Inc., and upon the amalgamation the entity's new name is Eagleford Energy Inc. The Company has evaluated subsequent events through to December 28, 2009.

INDEX TO EXHIBITS

1.1*	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978*

1.2*	Articles of Amendment dated January 14, 1985*

1.3*	Articles of Amendment dated August 16, 2000*

1.4*	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)*

1.5*	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)*

1.6***	Articles of Amalgamation dated November 30, 2009

4.1*	2000 Stock Option Plan*

4.2*	Code of Business Conduct and Ethics*

4.3*	Audit Committee Charter*

4.4*	Petroleum and Natural Gas Committee Charter*

4.5*	Compensation Committee Charter*

4.6*	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp. (presently known as Eagleford Energy Inc.), 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.*

4.7**	Amended Audit Committee Charter*

4.8	Amended Stock Option Plan

8.1	Subsidiary of Eagleford Energy Inc.

15.1
 Consent of Schwartz Levitsky Feldman LLP with respect to the report dated December 18, 2009 to the consolidated financial statements of Eagleford Energy Inc. for the years ended August 31, 2009, 2008 and 2007.

*	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)

**	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009 (SEC File No. 0-53646)

***	Previously Filed by Registrant on Form 6 K on December 1, 2009