Form 20-F/A
period 2009-08-31
Eagleford Energy Inc.
filed 2010-03-12
CIK 1463000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 163 is not expected to have a material effect on our financial statements.

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

ITEM 18     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19     EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

1.1*	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978

1.2*	Articles of Amendment dated January 14, 1985

1.3*	Articles of Amendment dated August 16, 2000

1.4*	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.5*	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.6***	Articles of Amalgamation dated November 30, 2009

4.1*	2000 Stock Option Plan

4.2*	Code of Business Conduct and Ethics

4.3*	Audit Committee Charter

4.4*	Petroleum and Natural Gas Committee Charter

4.5*	Compensation Committee Charter

4.6*	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp. (presently known as Eagleford Energy Inc.), 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.

4.7 **	Amended Audit Committee Charter

4.8	Amended Stock Option Plan
8.1	Subsidiary of Eagleford Energy Inc.

12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer

13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer

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

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EAGLEFORD ENERGY INC.

By:	/s/ Sandra J. Hall
Name: Sandra J. Hall
Title: President and Chief Executive Officer

Date: March 12, 2010

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

INDEX TO EXHIBITS

1.1*	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978*

1.2*	Articles of Amendment dated January 14, 1985*

1.3*	Articles of Amendment dated August 16, 2000*

1.4*	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)*

1.5*	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)*

1.6***	Articles of Amalgamation dated November 30, 2009

4.1*	2000 Stock Option Plan*

4.2*	Code of Business Conduct and Ethics*

4.3*	Audit Committee Charter*

4.4*	Petroleum and Natural Gas Committee Charter*

4.5*	Compensation Committee Charter*

4.6*	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp. (presently known as Eagleford Energy Inc.), 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.*

4.7**	Amended Audit Committee Charter*

4.8	Amended Stock Option Plan

8.1	Subsidiary of Eagleford Energy Inc.

12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer

13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer

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