Form 20-F
period 2011-08-31
Eagleford Energy Inc.
filed 2012-02-16
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2011

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________________

For the transition period from_________________to______________

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of August 31, 2011 was 34,716,076 shares.

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

Table of Contents

GENERAL		3
NOTE REGARDING FORWARD-LOOKING STATEMENTS		3
PART I		3
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	3
A.	DIRECTORS AND SENIOR MANAGEMENT	3
B.	ADVISERS	3
C.	AUDITORS	3
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	4
A.	OFFER STATISTICS	4
B.	METHOD AND EXPECTED TIMETABLE	4
ITEM 3	KEY INFORMATION	4
A.	SELECTED FINANCIAL DATA	4
B.	CAPITALIZATION AND INDEBTEDNESS	6
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	6
D.	RISK FACTORS	6
ITEM 4	INFORMATION ON THE COMPANY	12
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
B.	BUSINESS OVERVIEW	17
C.	ORGANIZATIONAL STRUCTURE	18
D.	PROPERTY, PLANTS AND EQUIPMENT	19
ITEM 4A	UNRESOLVED STAFF COMMENTS	26
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	OPERATING RESULTS	42
B.	LIQUIDITY AND CAPITAL RESOURCES	46
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	47
D.	TREND INFORMATION	47
E.	OFF-BALANCE SHEET ARRANGEMENTS	48
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	48
G.	SAFE HARBOR	50
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
A.	DIRECTORS AND SENIOR MANAGEMENT	50
B.	COMPENSATION	51
C.	BOARD PRACTICES	54
D.	EMPLOYEES	61
E.	SHARE OWNERSHIP	61
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	63
A.	MAJOR SHAREHOLDERS	63
B.	RELATED PARTY TRANSACTIONS	64
C.	INTERESTS OF EXPERTS AND COUNSEL	65
ITEM 8	FINANCIAL INFORMATION	65
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	65
B.	SIGNIFICANT CHANGES	65
ITEM 9	THE OFFER AND LISTING	66
A.	OFFER AND LISTING DETAILS	66
B.	PLAN OF DISTRIBUTION	67

i

C.	MARKETS	67
D.	SELLING SHAREHOLDERS	67
E.	DILUTION	67
F.	EXPENSES OF THE ISSUE	67
ITEM 10	ADDITIONAL INFORMATION	67
A.	SHARE CAPITAL	67
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	67
C.	MATERIAL CONTRACTS	69
D.	EXCHANGE CONTROLS	70
E.	TAXATION	71
F.	DIVIDENDS AND PAYING AGENTS	74
G.	STATEMENT BY EXPERTS	74
H.	DOCUMENTS ON DISPLAY	74
I.	SUBSIDIARY INFORMATION	74
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	75
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	77
A.	DEBT SECURITIES	77
B.	WARRANTS AND RIGHTS	77
C.	OTHER SECURITIES	77
D.	AMERICAN DEPOSITORY SHARES	77
PART II		77
ITEM 13	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	77
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	77
ITEM 15	CONTROLS AND PROCEDURES	77
ITEM 16	[RESERVED]	78
A.	AUDIT COMMITTEE FINANCIAL EXPERT	78
B.	CODE OF ETHICS	79
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	79
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	80
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	80
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	80
G.	CORPORATE GOVERNANCE	80
PART III		80
ITEM 17	FINANCIAL STATEMENTS	80
ITEM 18	FINANCIAL STATEMENTS	81
ITEM 19	EXHIBITS	81

ii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “Eagleford” mean Eagleford Energy Inc., and its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting currency and our financial statements are prepared in accordance with Canadian generally accepted accounting principles. Note 17to our annual consolidated financial statements provides a reconciliation of our financial statements to United States generally accepted accounting principles. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

Except as noted, the information set forth in this Annual Report is as of January 31, 2012 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

A.           SELECTED FINANCIAL DATA

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2011, 2010, 2009, 2008 and 2007. You should read this information in conjunction with our Audited Consolidated Financial Statements and related notes (Item 17), as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this Annual Report.

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

The selected consolidated statement of operations data set forth below for the years ended August 31, 2011, 2010, 2009, 2008 and 2007and the selected consolidated balance sheet information set forth below as of August 31, 2011, 2010, 2009, 2008 and 2007 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Annual Report under Item 17 – Financial Statements.

EAGLEFORD ENERGY INC.

Presented Pursuant to Canadian Generally Accepted Accounting Principles

(STATED IN CANADIAN DOLLARS)

	YEARS ENDED AUGUST 31,
CONSOLIDATED STATEMENT OF OPERATIONS DATA	2011	2010	2009	2008	2007
Revenue	$71,786	$105,375	$56,199	$292	$637
Income (loss) from oil and gas operations	(18,961)	(35,586)	(53,626)	268	541
Administrative expenses	741,596	653,153	276,815	50,782	40,691
Operating loss for the year	760,557	(688,739)	(330,441)	(50,514)	(40,150)
Interest income	-	30	1,580	-	205
Gain on disposal of marketable securities	8,000	-	-	-	-
Net loss and comprehensive loss for the year	(752,557)	(688,709)	(328,861)	(50,514)	(39,945)
Loss per common share basic and diluted	(0.0.24)	(0.028)	(0.019)	(0.006)	(0.006)
Weighted average common shares outstanding	31,927,228	24,687,130	17,646,295	7,955,482	6,396,739
CONSOLIDATED BALANCE SHEET INFORMATION
Working capital (deficiency)	(4,870,621)	(744,262)	(137,372)	(93,634)	(483,860)
Total assets	9,478,226	6,107,452	600,327	208,486	9,746
Total shareholders’ equity (deficiency)	4,220,299	4,239,777	265,994	(93,186)	(482,860)

The following table sets forth our selected consolidated financial data as set forth in the preceding table, as reconciled pursuant to United States Generally Accepted Accounting Principles:

EAGLEFORD ENERGY INC.

Presented Pursuant to United States Generally Accepted Accounting Principles

(STATED IN CANADIAN DOLLARS)

	YEARS ENDED AUGUST 31,
CONSOLIDATED STATEMENT OF OPERATIONS DATA	2011	2010	2009	2008	2007
Revenue	$71,786	$105,375	$56,199	$292	$637
Income (loss) from oil and gas operations	(18,961)	(35,586)	(53,626)	268	541
Administrative expenses	741,596	653,153	276,815	50,782	40,691
Operating loss for the year	(760,557)	(688,739)	(330,441)	(50,514)	(40,150)
Interest income	-	30	1,580	-	205
Gain on disposal of marketable securities	8,000	-	-	-	-
Net loss and comprehensive loss according to Canadian GAAP	(752,557)	(688,709)	(328,861)	(50,514)	(39,945)
Additional impairment of oil and gas interests	(170,000)	(50,000)	(73,638)	-	-
Comprehensive loss according to US GAAP	(922,557)	(738,709)	(402,499)	(50,514)	(39,945)
Net loss per common share basic and diluted according to US GAAP	(0.029)	(0.030)	(0.023)	(0.006)	(0.006)
Shares used in the computation of basic and diluted earnings per share	31,927,228	24,687,130	17,646,295	7,955,482	6,396,739
CONSOLIDATED BALANCE SHEET INFORMATION
Working capital (deficiency)	(4,870,621)	(744,262)	(137,372)	(93,634)	(483,860)
Total assets per Canadian GAAP	9,478,226	6,107,452	600,327	208,486	9,746
Additional impairment of oil and gas interests	(170,000)	(50,000)	(73,638)	-	-
Total assets per US GAAP	9,308,226	6,057,452	526,689	208,486	9,746
Total shareholders’ equity (deficiency) per Canadian GAAP	4,220,299	4,239,777	265,994	(93,186)	(482,860)
Additional impairment of oil and gas interests	(170,000)	(50,000)	(73,638)	-	-
Total shareholders’ equity (deficiency) per US GAAP	4,050,299	4,189,777	192,356	(93,186)	(482,860)
OTHER CONSOLIDATED FINANCIAL DATA
Cash flow provided by (used in):
Operating activities	53,157	(219,320)	(172,333)	(50,414)	(268)
Investing activities	(3,196,438)	(21,228)	80,499	-	-
Financing activities	3,264,771	111,419	62,013	252,188	-

Differences between Generally Accepted Accounting Principles (GAAP) in Canada and the United States

For the year ended August 31, 2011 the preparation of our Audited Consolidated Financial Statements in accordance with Canadian GAAP with a reconciliation to US GAAP recorded an additional impairment in oil and gas interests of $170,000 on the consolidated balance sheet and on the consolidated statement of operations and comprehensive loss. For the year ended August 31, 2010 the preparation of our Audited Consolidated Financial Statements in accordance with Canadian GAAP with a reconciliation to US GAAP recorded an additional impairment in oil and gas interests of $50,000 on the consolidated balance sheet and on the consolidated statement of operations and comprehensive loss.. For the year ended August 31, 2009 the preparation of our Audited Consolidated Financial Statements in accordance with Canadian GAAP with a reconciliation to US GAAP recorded an additional impairment in oil and gas interests of $73,638 on the consolidated balance sheet and on the consolidated statement of operations and comprehensive loss. For the years ended August 31, 2008 and 2007 the preparation of our Audited Consolidated Financial Statements in accordance with US GAAP would not have resulted in differences to the consolidated balance sheet or consolidated statement of operations and comprehensive loss from our Audited Consolidated Financial Statements prepared using Canadian GAAP.   Recently Issued United States Accounting Standards are included in Note 17 to our August 31, 2011 Audited Consolidated Financial Statements.

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.00 per US$1.005 (or US$1.005 per CDN$1.00) as of January 31, 2012.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	YEARS ENDED AUGUST 31,
	2011	2010	2009	2008	2007
Average exchange rate CDN$ per US$1.00	0.9783	1.0640	1.0967	1.0631	1.0560
Average exchange rate US$ per CDN$1.00	1.0217	0.9360	0.9033	0.9369	0.9440

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended January 31, 2012 are as follows:

	Exchange rate CDN$ per US$1.00
Month	Low	High
January 2012	0.9986	1.0246
December 2011	1.0106	1.0403
November 2011	1.0200	1.0487
October 2011	0.9932	1.0605
September 2011	0.9751	1.0389
August 2011	0.9593	0.9909

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

General Risk Factors

Going Concern. We require additional capital which may not be available to us on acceptable terms, or at all.   Both the exploration and development of oil and gas reserves can be capital-intensive businesses. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2011, we had a working capital deficiency of $4,870,621 and an accumulated deficit of $2,469,792. We do not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from August 31, 2011. Our ability to continue operations and fund its liabilities is dependent on our ability to secure additional financing and cash flow. We are pursuing such additional sources of financing and cash flow to fund our operations and obligations and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

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

Our operating results will be affected by foreign exchange rates.   Since energy commodity prices are primarily priced in US dollars, a portion of our revenue stream and a portion of our expenses are incurred in US dollars and they are affected by U.S./Canadian dollar exchange rates.  We do not hedge this exposure.  While to date this exposure has not been material, it may become so in the future.

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

We must continue to institute procedures designed to avoid potential conflicts involving our officers and directors. Some of our directors and officers are or may serve on the board of directors of other companies from time to time. Pursuant to the provisions of the Business Corporations Act (Ontario), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to us.  To avoid the possibility of conflicts of interest which may arise out of their fiduciary responsibilities to each of the boards, all such directors have agreed to abstain from voting with respect to a conflict of interest between the applicable companies.  In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or members of management, may have a conflict.

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

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions are continuing -, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

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

At the Annual and Special Meeting of Shareholders to be held on February 24, 2012, shareholders will be asked to approve a resolution permitting us to issue up 37,716,076 additional shares of common stock by way of private placements, acquisitions or equity credit lines to be completed on or before February 24, 2013.

At the Annual and Special Meeting of Shareholders to be held on February 24, 2012, shareholders will be asked to approve a resolution authorizing us to consolidate our issued and outstanding common shares on an up to one (1) for four (4) basis, or divide our issued and outstanding common shares on an up to four (4) for one (1) basis.

At the Annual and Special Meeting of Shareholders to be held on February 24, 2012, shareholders will be asked to approve a resolution authorizing us to increase the maximum aggregate number of common shares reserved for issuance under our stock option plan, as amended, to an amount not to exceed 20% of the total shares issued and outstanding of the Company as of the date of each option grant. As of January 25, 2011, the date of the Notice of Meeting and Management Information Circular the Company had 37,716,026 issued and outstanding shares.

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

We are amalgamated under the laws of the Province of Ontario.  Our primary activities are investment in, exploration and development and production of oil and gas.

We hold a 0.5% non-convertible gross overriding royalty in a natural gas well located in the Haynes area in the Province of Alberta, Canada.

We hold a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area in the Province of Alberta, Canada.

Through Dyami Energy LLC we hold a 75% working interest before payout which reduces to a 61.50% working interest after payout of $12,500,000 of production revenue in the Matthews lease. Directly, we hold a 10% working interest before payout which reduces to a 7.50% working interest after payout of $15,000,000 of production revenue in the Matthews lease. We have entered into a farm out agreement for a portion of our working interests from the surface to the base of the San Miguel formation in the Matthews Lease. The Matthews lease comprises approximately 2,629 gross acres of land in Zavala County, Texas. Through Dyami Energy LLC, we hold a 100% working interest in the Murphy Lease comprising approximately 2,637 acres of land in Zavala County, Texas subject to a 10% carried interest on the drilling costs from surface to base of the Austin Chalk formation, and a 3% carried interest on the drilling costs from the top of the Eagle Ford shale formation to basement on the first well drilled into a serpentine plug and for the first well drilled into a second serpentine plug, if discovered.

Our registered office and management office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1, Telephone (416) 364-4039, Facsimile (416) 364-8244. Our books and financial records are located in the registered office and management office.  Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our Registrar and Transfer Agent is Equity Financial Trust Company located at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

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

On November 5, 2010 we terminated the agreement with Gar Wood dated June 10, 2010. As a result 36,430 warrants were cancelled out of the 333,333 warrants issued exercisable at $1.00 expiring December 10, 2011 and 18,215 warrants were cancelled out of the 166,667 warrants issued exercisable at $1.50 expiring June 10, 2012. On December 10, 2011 296,903 warrants exercisable at US $1.00 expired.

During the fiscal year ended August 31, 2010, 1,100,000 of our common share purchase warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $77,000 and 1,000,000 of our common share purchase warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $70,000.

On August 31, 2010 we acquired a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in the Matthews lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Lease Interest”). As consideration for the Lease Interest we paid on closing $212,780 (US$200,000), satisfied by US$25,000 in cash and $186,183 (US$175,000) satisfied by the issuance of a 5% secured promissory note.US$100,000 of principal together with accrued interest is due and payable on February 28, 2011 and US$75,000 of principal together with accrued interest is due and payable on August 31, 2011. The note was secured by the Lease Interest.

On August 31, 2010, we acquired 100% of the issued and outstanding membership interests of Dyami Energy LLC, a Texas limited liability corporation for consideration of $4,218,812. (US$3,965,422) satisfied by (i) the issuance of 3,418,467 units of the Company. Each unit is comprised of one common share and one-half a purchase warrant. Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014 (the “Units’) and (ii) the assumption of $1,021,344 (US$960,000) of Dyami Energy debt by way of a secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). The note bears interest at 6% per annum, is secured by Dyami’s interest in the Matthews and Murphy leases and was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The due date of the note has been extended until June 30, 2012 with an interest rate of 10% per annum. On January 3, 2012 we issued 515,406 common shares to shares Benchmark as full settlement of interest due at December 31, 2011 in the amount of $103,028.

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

In connection with the Dyami Energy acquisition, we entered into a one year employment agreement with Eric Johnson and reserved 850,000 common share purchase warrants, exercisable on an earn-out basis, for the purchase of 850,000 common shares of our stock at a price of US$1.00 per share during a period of five years from the date of issuance. On April 13, 2011 the employment agreement was terminated.

During the fiscal year ended August 31, 2010 we spent $10,046 on exploration expenditures related to the Matthews Lease.During the fiscal year ended August 31, 2011, the Company drilled four wells on its leases located in Zavala County, Texas USA. The wells have been extensively logged and cored in various formations. The Company is reviewing its data to determine completion programs.

On March 31, 2011 the Company entered into a Farmout Agreement (the “Farmout”) from surface to the base of the San Miguel formation (the “San Miguel”) on the Matthews Lease located in Zavala County, Texas. Under the Farmout, the farmee may spend up to US$1,050,000 on exploration and development of the San Miguel to earn a maximum of 42.50% working interest (31.875% net revenue interest). Under the terms of the Farmout, the farmee may earn an initial 25% of the Company’s working interest in the San Miguel by paying 100% of the costs to drill, complete, equip and perform an injection operation on a test well to a depth of approximately 3,500 feet (the “Initial Test Well”). After the performance of the Initial Test Well, the farmee may increase its working interest to 50% of the Company’s working interest by spending the entire $1,050,000 on additional operations on the San Miguel in a good faith effort to produce hydrocarbons. During the year ended August 31, 2011, the Company received US$647,536 from the farmee for costs related to the drilling, completion and injection operation of the Matthews/Dyami #3 well. As at August 31, 2011 and the date of this Annual Report the Company had not assigned any interest to the farmee in the San Miguel formation.

On July 30, 2011 we commenced drilling our 100% working interest Murphy/Dyami #2 well. The well was drilled to a vertical depth of 4,415 feet into the Eagle Ford shale formation.

During the fiscal year ended August 31, 2011 we spent $3,158,688 on exploration expenditures related to the Matthews and Murphy Leases.

During the year ended August 31, 2011, 500,000 of our common share purchase warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $35,000; 625,247 of our common share purchase warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $44,475; and 2,575,000 of our common share purchase warrants were exercised at $0.20 expiring April 14, 2011 for proceeds of $515,000.

During the year ended August 31, 2011 we received $2,878,736 and issued demand promissory notes bearing interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

During the year ended August 31, 2011 we paid $98,440 of secured notes and $110,000 loan payable.

On September 1, 2011 we repaid to Source, the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250.

Subsequent to our year ended August 31, 2011, we commenced drilling our Matthews/Dyami #2H well located in Zavala County, Texas.

Subsequent to our year ended August 31, 2011 and to the date of this Annual Report, we issued 639,298 common shares to promissory note holders as full settlement of interest due in the amount of $183,099.

Subsequent to our year ended August 31, 2011 and to the date of this annual report we received $221,845 and US$175,000 and issued promissory notes to seven shareholders of the Company. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the note.

Subsequent to our year ended August 31, 2011, we converted debt in the aggregate amount of CDN$300,000 through the issuance of a total of 3,000,000 units in the capital of the Company at an attributed value of $0.10 per Unit. Each unit is comprised of one (1) common share and one (1) purchase warrant, where each whole warrant is exercisable until January 24, 2015 to purchase one (1) additional common share of our stock at a purchase price of $0.10 per share.

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

B.           BUSINESS OVERVIEW

Directly and through our wholly owned subsidiaries 1354166 Alberta and Dyami Energy we are primarily engaged in the development, acquisition and production of oil and gas interests located in Alberta, Canada and Texas, USA. Our operations consist of a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada a 5.1975% working interest in a natural gas unit located in Alberta, Canada, an 85% working interest before payout (69% working interest after payout) in Matthews lease comprising 2,629 gross acres of land in Zavala County, Texas. We have entered into a farm out agreement for a portion of our working interests from the surface to the base of the San Miguel formation in the Matthews Lease. As of the date of this Annual Report, we have not assigned any working interest in the San Miguel formation. In addition, we hold a 100% working interest in the Murphy lease comprising approximately 2,637 acres of land in Zavala County, Texas subject to a 10% carried interest on the drilling costs from surface to base of the Austin Chalk formation, and a 3% carried interest on the drilling costs from the top of the Eagle Ford shale formation to basement on the first well drilled into a serpentine plug and for the first well drilled into a second serpentine plug, if discovered.

We have a 0.3% Net Smelter Return Royalty on 8 patented mining claims located in Red Lake, Ontario, Canada.

For the three fiscal years ending August 31, 2011, 2010 and 2009 the total gross revenue derived from the sale of our natural gas interests in Canada was as follows:

Total
August 31, 2011	$71,786
August 31, 2010	$105,375
August 31, 2009	$56,199

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

C.           ORGANIZATIONAL STRUCTURE

We have two wholly owned subsidiaries. 1354166 Alberta Ltd. is a company incorporated under the Business Corporations Act (Alberta) and Dyami Energy LLC is a Texas Limited Liability company.

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

We have entered into a farm out agreement for a portion of our working interests from the surface to the base of the San Miguel formation in the Matthews Lease. To date we have not assigned any interest in the San Miguel formation.

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

Our Matthews Lease is situated in Zavala County, Texas and is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system.

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

Reserve Information: The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economics data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs changes.  The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates, (iii) production decline rates, (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production, (vii) effects of government regulation; and (viii) other government levies imposed over the life of the reserves.

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

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

The qualitative certainty levels contained in the definitions in proved, probable and possible reserves are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

a. There is a 90% probability that at least the estimated proved reserves will be recovered.

b. There is a 50% probability that at least the sum of the estimated proved reserves plus probable reserves will be recovered.

c. There is a 10% probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimates will be performed using deterministic methods that do not provide a quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

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

Internal Controls for Reserves Reporting: A significant component of our internal controls in our reserve estimation effort is our practice of using an independent third-party reserve engineering firm to prepare 100% of our year-end proved and probable reserves. The qualifications of this firm are discussed below under “Independence and Qualifications of Reserve Preparer.” The Board of Directors of the Company has reviewed the reserves estimates and procedures prior to acceptance of the report.   The Board of Directors has sufficient technical training and experience to review and approve the report.

Our director Mr. McNeil, chair of our petroleum and natural gas committee maintains oversight and compliance responsibility for the internal reserve estimate process and provides appropriate data to our independent third party reserve engineers to estimate our year-end reserves. Mr. McNeil is a self-employed oil and gas consultant and has been a geophysicist since 1972. Mr. McNeil is a member of the Association of Professional, Engineers, Geologists and Geophysicists of Alberta, Society of Exploration Geophysicists, Canadian Society of Exploration Geophysicists, American Association of Petroleum Geologists and the Canadian Society of Petroleum Geologists.

Independence and Qualifications of Reserve Preparer: We engaged Sproule Associates Limited (“Sproule”), third-party reserve engineers, to prepare our reserves as of the effective date August 31, 2011, 2010 and 2009 completed on October 17, 2011, November 30, 2010 and November 30, 2009 respectively, in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (COGE), the Canadian Securities Administrators National Instrument 51-101 (NI 51-101) using Forecast Pricing Assumptions and, for the Securities and Exchange Commission, using Constant Pricing Assumptions. The technical person responsible for our reserve estimates at Sproule meets the requirements regarding qualifications, independence, objectivity and confidentiality set forth by The Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). Sproule is an independent firm of petroleum engineers, geologists, geophysicists and petrophysicists; they do not own any interest in our properties and are not employed on a contingent fee basis.

Year-end reserves quantities for the years ended August 31, 2011, 2010 and 2009 shown in the following Constant Prices and Cost tables were calculated using the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12 month period prior to the end of the reporting period.

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

At August 31, 2011, our developed properties include a 5.1975% working interest in a natural gas unit located in the Botha area Northwest, Alberta near the town of Manning, Canada held through our wholly owned subsidiary 1354166 Alberta. The unit is governed by a Pooling Agreement dated December 1, 1991 (covering Natural Gas in the Debolt formation) which contains a Right of First Refusal provision. Under a participation agreement dated October 15, 2003, 1354166 Alberta’s working interest is held in trust by a joint interest partner.

The table below sets out in CDN dollars the constant prices and the exchange rate used at August 31, 2011, 2010 and 2009. As of August 31, 2011 all of our reserves were located in Alberta, Canada.

August 31, 2011	Natural Gas Alberta AECO-C	$3.77/Mcf
	Exchange Rate:	1.01$ US/$ CDN

August 31, 2010	Natural Gas Alberta AECO-C	4.07 $/Mcf
	Exchange Rate:	0.956 $ US/$ CDN

August 31, 2009	Natural Gas Alberta AECO-C	2.14 $/Mcf
	Exchange Rate:	0.9132 $ US/$ CDN

Proved and Probable Reserve Quantity Estimates:   The following table reflects estimates of our proved and probable developed reserves as at August 31, 2011, 2010, and 2009 as reported by Sproule stated in CDN dollars.   All of our gas reserves are located in Canada. The following table represents our gross and net interest in reserves (after crown royalties, freehold royalties and overriding royalties and interests owned by others). Numbers may not add due to rounding.

Summary of Oil and Gas Reserves Constant Prices and Costs
Remaining Reserves
August 31, 2011	Natural Gas (non-associated & associated)
Reserves Category	Gross (MMcf)	Net (MMcf)
Proved Developed Producing	153	128
Probable Developed Producing	42	34
Total Proved Plus Probable	195	161
August 31, 2010
Reserves Category
Proved Developed Producing	183	152
Probable Developed Producing	58	48
Total Proved Plus Probable	241	200
August 31, 2009
Reserves Category
Proved Developed Producing	35	29
Probable Developed Producing	12	10
Total Proved Plus Probable	47	39

The following table represents the summary of our Net Revenue based on Constant Prices and costs before income taxes. Numbers may not add due to rounding.

Summary of Net Revenue Constant Prices and Costs (Undiscounted)
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Well Abandonment and Reclamation Costs (M$)	Net Revenue (M$)
August 31, 2011
Proved Developed Producing	599	77	414	4	103
Probable	165	26	116	-	23
Total Proved Plus Probable	764	104	530	4	126
August 31, 2010
Proved Developed Producing	698	102	418	5	173
Probable	223	32	135	-	56
Total Proved Plus Probable	921	134	554	5	229
August 31, 2009
Proved Developed Producing	Nil	Nil	Nil	Nil	Nil
Probable	Nil	Nil	Nil	Nil	Nil
Total Proved Plus Probable	Nil	Nil	Nil	Nil	Nil

The following table represents the summary of our net present value of Future Net Revenue based on Constant Prices and costs before income taxes and discounted as follows. Numbers may not add due to rounding.

Summary of Net Present Values of Future Net Revenue Constant Prices and Costs
	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
August 31, 2011
Proved Developed Producing	103	86	73	63	56
Probable	23	15	11	8	7
Total Proved Plus Probable	126	101	84	72	63
August 31, 2010
Proved Developed Producing	173	135	110	93	81
Probable	56	32	20	13	9
Total Proved Plus Probable	229	167	130	106	90
August 31, 2009
Proved Developed Producing	Nil	Nil	Nil	Nil	Nil
Probable	Nil	Nil	Nil	Nil	Nil
Total Proved Plus Probable	Nil	Nil	Nil	Nil	Nil

Production Volume:   The following table sets forth the net quantities of natural gas produced during the fiscal years ended August 31, 2011, 2010 and 2009.

August 31,	2011	2010	2009

Natural Gas (Mcf)	19,500	24,950	16,412

Historical Production:   The following table sets out our net share of production, average sales prices, average royalties, production costs and average net back per unit of production for the fiscal years ended August 31, 2011, 2010 and 2009.

	For the Years Ended
Historical Production	August 31, 2011	August 31, 2010	August 31, 2009
Natural Gas – Mcf/d	53	68	451
Natural Gas Prices- $/Mcf	$3.68	$4.42	$3.42
Royalty Costs - $/Mcf	0.76	0.98	0.63
Production Costs - $/Mcf	2.68	2.62	3.281
Net Back - $/Mcf	$0.24	$0.62	$(0.49)

Producing Wells:   The following table sets out the number of gross and net producing oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that we have an interest in by location at August 31, 2011, 2010 and 2009. A gross well is a well in which we own an interest.  A net well represents the fractional interest we own in gross wells.

August 31	2011		2010		2009
Alberta, Canada	Gross	Net	Gross	Net	Gross	Net
Natural Gas Wells-Producing	3.0	.15525	3.0	.15525	3.0	.15525
Natural Gas Wells-Non Producing	6.0	.3105	6.0	.3105	6.0	.3105
Texas, USA
Oil Wells – Non Producing	4.0	3.80	Nil	Nil	Nil	Nil

Acreage: The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of August 31, 2011, 2010 and 2009. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta.  Our developed acreage is located in Alberta, Canada. Our undeveloped acreage is located in Zavala County, Texas.

August 31,	2011		2010		2009
	Gross	Net	Gross	Net	Gross	Net
Developed Acreage, Canada	8,320	432	8,320	432	8,320	432
Undeveloped Acreage, USA	5,266	4,793	5,266	4,872	Nil	Nil

Additional Information Concerning Abandonment and Reclamation Costs:   We base our estimates for costs of abandonment and reclamation of surface leases and wells on previous experience with similar well site locations and terrain, estimates obtained from area operators and various regulatory abandonment guidelines and requirements.

We believe that our range of estimates for abandonment and reclamation costs are reasonable and applicable to our wells.  Our independent qualified reserves evaluator has also estimated similar costs in deriving our estimate of future net revenue. Ultimately all wells in which hawse have an interest will require abandonment and reclamation.  The total estimated undiscounted cash flows adjusted for inflation required to settle our asset retirement obligations for 4.27 net wells for the fiscal year ended August 31, 2011 is approximately $102,974. Using a credit adjusted risk free rate of 7% and an inflation rate of 3.9% this amount is approximately $50,208. We estimate that the settlement of these obligations will occur between 2022 and 2030.

Capitalized Costs related to oil and gas activities: The following table summarizes the costs incurred in our oil and gas interests for acquisition, exploration, and development activities for the three years ended August 31, 2011, 2010 and 2009.

Oil and Gas Interests	2011	2010	2009
Developed-Alberta, Canada
Net book value at September 1	$314,000	$407,000	$448
Acquisition of 1354166 Alberta	-	-	538,995
Depletion	(23,136)	(38,370)	(26,638)
Change in asset retirement obligation estimates	1,600	-	-
Write down of oil and gas interests	(49,464)	(54,630)	(105,805)
Total developed, Alberta Canada	243,000	314,000	407,000
Undeveloped-Texas USA
Net book value at September 1	5,695,290	-	-
Acquisition of oil and gas interests	-	212,780	-
Exploration expenditures	3,158,688	10,046	-
Asset retirement obligation	44,150	-	-
Acquisition of Dyami Energy	-	5,472,464	-
Total undeveloped, Texas, USA	8,898,128	5,695,290	-
Total developed and undeveloped	$9,141,128	$6,009,290	$407,000

Present Activities, Results of Exploration and Drilling:   In August 2010, Dyami Energy commenced operations to drill its Dyami/Matthews #1-H well on the Matthews Lease to a measured depth of 8,563 feet, of which 5,114 feet was vertical depth into the Del Rio formation. The well was whipstocked at the top of the Austin Chalk formation and drilled with an 800 foot curve and extended horizontally 3,300 feet into the Eagle Ford shale formation. The well was logged extensively and 36 sidewall cores were taken from 4 key formations in descending order, the San Miguel, the Austin Chalk, the Eagle Ford and the Buda. The logs were interpreted by Weatherford International Ltd and the sidewall cores were analyzed by Core Laboratories and Weatherford. We are formulating a detailed frac design and completion plan for the Dyami/Matthews #1 H well.

On January 20, 2011 we commenced drilling our 100% working interest Murphy/Dyami #1 test well on its 2,637 gross acre Murphy Lease located in Zavala County, Texas. The well was drilled to to a vertical depth of 4,588 feet into the Buda formation. The well was logged and sidewall cores were taken from 5 key formations the Escondido, the Serpentine, the Eagle Ford shale, the Georgetown and the Buda. The logs were interpreted by Weatherford International Ltd. and the sidewall cores have been analyzed by Core Laboratories and we are formulating a completion program.

On March 29, 2011 we commenced drilling the Matthews/Dyami #3 well on the Matthews Lease, Zavala County, Texas. The well was drilled to a vertical depth of approximately 3,500 feet to the base of the San Miguel formation. Subsequently, we completed a nitrified acid injection operation and the heavy oil well has been placed on production testing.

On March 31, 2011 we entered into a Farmout Agreement (the “Farmout”) from surface to the base of the San Miguel formation (the “San Miguel”) on the Matthews Lease located in Zavala County, Texas. Under the Farmout, the farmee may spend up to US$1,050,000 on exploration and development of the San Miguel to earn a maximum of 42.50% working interest (31.875% net revenue interest). Under the terms of the Farmout, the farmee may earn an initial 25% of our working interest in the San Miguel by paying 100% of the costs to drill, complete, equip and perform an injection operation on a test well to a depth of approximately 3,500 feet (the “Initial Test Well”). After the performance of the Initial Test Well, the farmee may increase its working interest to 50% of our working interest by spending the entire $1,050,000 on additional operations on the San Miguel in a good faith effort to produce hydrocarbons. During the year ended August 31, 2011, we received US$647,536 from the farmee for costs related to the drilling, completion and injection operation of the Matthews/Dyami #3 well. As at August 31, 2011 we had not assigned any interest to the farmee in the San Miguel formation.

Subsequent to our year ended August 31, 2011, we commenced drilling its Matthews/Dyami #2H well located in Zavala County, Texas.

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

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2011, 2010 and 2009 and notes thereto included under “Item 17”. Unless otherwise indicated, discussion under this Item is based on Canadian dollars and is presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  For reference to differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) see Note 17 to our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2011 and 2010.

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

Overview

Eagleford Energy Inc. is amalgamated under the laws of the Province of Ontario. We are a reporting issuer with the United States Securities and Exchange Commission and our common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

Our business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. Our oil and gas interests are located in Alberta, Canada and Zavala County, Texas. We also holds a 0.3% net smelter return royalty on eight mining claims located in Red Lake Ontario which is carried on the Consolidated Balance Sheets at $Nil.

Our Audited Consolidated Financial Statements for the year ended August 31, 2011 and 2010 include the accounts of the Company, and our wholly owned subsidiaries 1354166 Alberta Ltd. and Dyami Energy from the date of acquisition August 31, 2010.

On November 12, 2009, our wholly owned subsidiary 1406768 Ontario Inc. changed its name to Eagleford Energy Inc. On November 30, 2009 we amalgamated with Eagleford Energy Inc. and upon the amalgamation our new name became Eagleford Energy Inc.

Capital Management

Our objectives when managing capital are to ensure we will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. We are dependent on funding these activities through debt and equity financings. Due to long lead cycles of our exploration activities, our capital requirements currently exceed our operation cash flow generated. As such we are dependent upon future financings in order to maintain our flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

We manage the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of our Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of our management and favourable market conditions to sustain future development of the business.

As at August 31, 2011and 2010 we consider our capital structure to comprise of shareholders equity and long-term debt.

Management reviews our capital management approach on an ongoing basis and believes that this approach, given the relative size of us, is reasonable.

There were no changes in our capital management during the period ended August 31, 2011.

We are not subject to any externally imposed restrictions on its capital requirements.

Critical Accounting Policies and Estimates and Change in Accounting Policies and Initial Adoption

Our significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the  Audited Consolidated Financial Statements for the fiscal years ended August 31, 2011, 2010, and 2009 (See Item 17 – Financial Statements). It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

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

Summary of Significant Accounting Policies

Nature of Operations and Going Concern

Eagleford Energy Inc.’s (“Eagleford” or the “Company”) business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil. The Company’s common shares trade on the OTCBB under the symbol EFRDF.

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2011, the Company had a working capital deficiency of $4,870,621 and an accumulated deficit of $2,469,792. The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow to fund its operations and obligations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities.

Significant Accounting Policies

These consolidated financial statements of Eagleford have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The preparation of these consolidated financial statements in accordance with generally accepted accounting principles in United States (“US GAAP”) have resulted in differences to the consolidated balance sheets and the consolidated statements of operations and comprehensive loss and consolidated statements of shareholders’ equity from the consolidated financial statements prepared using Canadian GAAP (see Note 17 to the financial statements).

Principles of Consolidation

On November 12, 2009, the Company’s wholly owned subsidiary, 1406768 Ontario Inc. changed its name to Eagleford Energy Inc. On November 30, 2009 the Company amalgamated with Eagleford Energy Inc. and continued operations as Eagleford Energy Inc. The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly owned subsidiaries, 1354166 Alberta Ltd., an Alberta operating company, and Dyami Energy LLC, a Texas limited liability exploration stage company. All inter-company account transactions have been eliminated on consolidation.

Oil and Gas Interests

The Company follows the successful efforts method of accounting for its oil and gas interests. Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found has sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations. Impairment of non-producing properties is assessed based on management's expectations of the properties.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction means is by not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expect to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on any undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at great distances;
(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are schedules to be drilled within five years, unless the specific circumstances justify a longer time; and
(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Depletion and Depreciation

Depletion of oil and gas properties and depreciation of production equipment are calculated on the unit of production basis based on:

(a) total estimated proved reserves calculated in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b) total capitalized costs, excluding undeveloped lands and unproved costs, plus estimated future development costs of proved undeveloped reserves; and

(c) relative volumes of oil and gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Impairment of Long-Lived Assets

The carrying values of property and equipment are reviewed for impairment whenever events or circumstances indicate that the recoverable amount may be less than the carrying value. The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. When impairment is indicated, the amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value based on estimated discounted cash flows from use or disposition.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest with joint partners, are recognize, on the basis of the Company’s working interest in those properties (the entitlement method), on receipt of a statement of account from the operators of the properties.

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

Foreign Currencies

The functional and reporting currency of the Company is the Canadian dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets.

One of the Company’s subsidiaries uses the US Dollar as the functional currency. However, this subsidiary is considered integrated to Eagleford Energy Inc’s operations since it relies on the Company to fund its operations. Hence translation gains and losses of this subsidiary are charged to the consolidated statement of operations.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2011 was $1 (2010 - $1).

Financial Instruments

All financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the applicable accounting standards.

Cash and cash equivalents are designated as “held-for-trading” and is measured at fair value, which approximates carrying value.

Marketable securities are designated as “held-for-trading” and measured at fair value with unrealized gains and losses recorded in net income until the security is sold or if an unrealized loss is considered other than temporary, the unrealized loss is expensed.

Accounts receivable are designated as “loans and receivable” and are carried at amortized cost. Accounts payable and accrued liabilities, secured notes payable and shareholder loans are designated as “other financial liabilities” and are carried at amortized cost.

The CICA Handbook Section 3862 – “Financial Instruments – Disclosure”, requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

Level 1 – fair values are based on quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values are based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Cash Equivalents

Cash equivalents include trust accounts, and term deposits with maturities of less than three months.

Estimates and Measurement Uncertainty

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the values and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date. Actual results may differ from those estimated.

Areas where management is required to make significant estimates are as follows:

i.	Depletion and impairment of Oil and Gas Interests are determined using estimates for resource reserves, and the impairment assessment of Oil and Gas Interests requires further assumptions for future commodity prices, royalties, operating costs, development costs, abandonment costs, and the fair value of unproven properties, all of which are inherently uncertain. To mitigate the risk that inappropriate assumptions are used, estimates are evaluated by independent reserve evaluators.

ii.	The provision for asset retirement obligations requires management to estimate the timing and amount of cash flows required to retire its Oil and Gas Interests.

iii.	The Company uses the Black-Scholes option pricing model to determine the fair value of stock options and common share purchase warrants granted. This model requires management to estimate the volatility of the Company’s future share price, expected lives of stock options and warrants and future dividend yields.

iv.	The recognition of future income tax assets requires judgment as to whether future taxable income will be sufficient to realize the benefit of these tax assets.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements for current and future periods could be significant.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recognized in the financial statements if realization is considered more likely than not. A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not more likely than not.

Non-Monetary Transactions

Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3831 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation

The Company follows a fair value based method of accounting for all Stock-based Compensation and Other Stock-based Payments to employees and non-employees. The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The quoted market price of the Company’s shares on the date of issuance under any stock compensation plan is considered as fair value of the shares issued.

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

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

Change In Accounting Policies And Future Accounting Pronouncements

Change in Accounting Policies

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements. The company will adopt these standards concurrently with IFRS.

Future Accounting Pronouncements

Adoption of International Financial Accounting Standards (“IFRS”)

On January 1, 2011, public companies in Canada were required to adopt IFRS.

Public companies in Canada were required to adopt IFRS for the years beginning on or after January 1, 2011. For the company, the adoption date is September 1, 2011.

Consequently, effective September 1, 2011, the Company adopted IFRS as the basis for preparing its consolidated financial statements. The company will prepare its consolidated financial statements for the first quarter ending November 30, 2011 in accordance with IFRS, which will include comparative data for the prior year also prepared in accordance with IFRS as well as an opening IFRS balance sheet at September 1, 2010.

The initial phase of implementation included conceptual application of the new rules, analysis of the Company’s accounting data and assessment of key areas that may be impacted and a consideration of the exemptions allowed under IFRS1, first-time adoption of IFRS. In this phase, Property, Plant and Equipment, Exploration and Evaluation Assets, Impairment Testing and Asset Retirement Obligations were identified as key areas.

IFRS Conversion Plan

There are significant accounting policy changes anticipated on adoption of IFRS which are described in more detail below. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet being September 1, 2010. In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First time adoption of IFRS” allowing additional exemptions for first-time adopters.

The IFRS conversion plan consists of three phases as identified below:

Phase 1 – Initial Scoping (Completed)

Eagleford’s Management has undertaken a preliminary high-level scoping study to consider the potential impact of the implementation of IFRS on the Company’s financial reporting. The initial scoping includes the identification of key differences between Canadian GAAP and IFRS, and high-level changes required in accounting policies, systems and processes.

Phase 2 – Detailed Assessment and Design (In progress)

Comprehensive documentation and analysis of changes in accounting standards, policies, processes and procedures identified on scoping from Phase 1.

Phase 3 – Implementation (In progress)

Implementation and execution of changes identified from Phase 2.

Potential Impact of IFRS Adoption

Significant differences that have been identified between Canadian GAAP and IFRS that will impact the Company’s are:

•	IFRS 1 - First -time adoption of IFRS;
•	IAS 16 - Property, plant and equipment;
•	IFRS 6 – Exploration and evaluation assets;
•	IAS 36 - Impairment testing;
•	IAS 37 – Provision, contingencies liabilities and contingencies assets (Decommissioning costs); and
•	An increased level of disclosure requirements.

These differences have been identified based on the current IFRS standards issued and expected to be in effect on the date of transition. Certain IFRS standards may be modified, and as a result, the impact may be different than the Company’s current expectations. Management is currently determining the financial statement impact of these standards. The impact on the consolidated financial statements is not reasonably determinable at this time.

IFRS 1 - First Time Adoption of IFRS

The transition to IFRS requires the Company to apply IFRS 1, which prescribes requirements for preparing IFRS compliant financial statements in the first reporting period after the changeover date (July 1, 2011). IFRS 1 includes a requirement for retrospective application of each IFRS standard as if they were always in effect. IFRS 1 also mandates certain exemptions for retrospective application and provides optional exemptions from retrospective application to ease the transition to IFRS in the transition year.

This standard will have a significant impact on Eagleford’s consolidated financial statements, at least from the perspective of reconciliation from Canadian GAAP to IFRS. However, this standard has the potential to be most complex to implement and have the greatest financial statement impact depending on policies choices made by Eagleford.

IAS 16 - Property Plant and Equipment

Items of property, plant and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing. The cost of property, plant and equipment at the date of transition to IFRS using the revaluation model, are expected to be recorded at their previous Canadian GAAP carrying amount under successful efforts, as allowed under the IFRS 1.

When significant parts of an item of property, plant and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property, plant and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within profit or loss.

The Company is currently evaluating the impact of this accounting standard.

IFRS 6 - Exploration and Evaluation Expenditures

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the statement of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to the income statement: this is in accordance with the successful efforts accounting policy with Canadian GAAP but is also compatible with IAS 36 on the basis the asset is impaired.

Eagleford does not expect a significant material impact on its statement of financial position, however the Company is currently evaluating its policy options and applicable impact of these policies under IFRS.

IAS 36 - Impairment of Assets

IAS 36 uses the concept of cash generating units to accumulate asset carrying costs to test and measure impairment. IFRS will require impairment testing to be performed at the cash generating unit level, which is lower than the current cost center level.

In addition, IAS 36 uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of: value-in-use and fair value less costs to sell. Value-in-use is defined as the amount equal to the present value of future cash flows expected to be derived from the asset. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP, which uses undiscounted cash flows as an initial first step to test impairment.

Under IAS 36, impairment losses that were previously recognized may be reversed where circumstances change such that the impairment is reduced. This differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses.

The Company is currently evaluating the impact of this accounting standard.

IAS 37 - Decommissioning Costs

Under IFRS, the recognition criteria for contingent liabilities are much more explicit than Canadian GAAP and may potentially require the booking of additional liabilities associated with the asset retirement obligations of Eagleford’s oil and gas assets. Liabilities for decommissioning and restoration are recognized for both legal and constructive obligations. Under IFRS, the estimated liability is calculated at each reporting period using estimates of risk-adjusted future cash outflows, discounted using the risk free rate whereas under Canadian GAAP the estimated liability is estimated using a credit-adjusted rate, rather than a risk free rate.

Changes in the estimated timing of cash flows necessary to discharge the obligation are added to or deducted from the cost of the related asset and the adjusted amounts are amortized prospectively over the estimated useful life of the asset. The measurement of the present value of the estimate (arising due to different discount rates used) is likely to be higher under IFRS as compared to Canadian GAAP.

Information Systems

It is expected that the conversion to IFRS will have a minimal impact on the Eagleford’s information system.

Reconciliation to Accounting Principles Generally Accepted In The United States

These consolidated financial statements have been prepared in accordance with "Canadian GAAP". Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from "US GAAP" and in SEC Regulation S-X are described and quantified below.

The significant differences between Canadian GAAP and US GAAP which had any impact on the consolidated balance sheet and consolidated statement of cash flows are noted below.

Oil and Gas Interests

In applying the successful efforts method under US GAAP (Regulation S-X Article 4-10), the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues from proved reserves at 10% as opposed to utilizing the fair market value and probable reserves are excluded. During the year an impairment loss of $219,464 (2010-$104,630) for US GAAP and an impairment loss of $49,464 (2010-$54,630) was recorded for Canadian GAAP.

If US GAAP was followed, the effect on the consolidated balance sheet would be as follows:

	2011	2010
Total assets according to Canadian GAAP	$9,478,226	$6,107,452
Additional impairment of oil and gas interests	(170,000)	(50,000)
Total assets according to US GAAP	$9,308,226	$6,057,452

	2011	2010
Total shareholders’ equity according to Canadian GAAP	$4,220,299	$4,239,777
Deficit adjustment per US GAAP
Additional impairment of oil and gas interests	(170,000)	(50,000)
Total shareholders’ equity according to US GAAP	$4,050,299	$4,189,777

If US GAAP was followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2011	2010	2009
Net loss according to Canadian GAAP	$752,557	$688,709	$328,861
Add: Additional impairment of oil and gas interests	170,000	50,000	73,638
Net loss according to US GAAP	$922,557	$738,709	$402,499
Loss per share, basic and diluted	$(0.029)	$(0.030)	$(0.023)
Shares used in the computation of loss per share	31,927,228	24,687,130	17,646,295

Adoption of New Accounting Policies

FASB Accounting Standards Update ("ASU") No. 2010-13 was issued in April 2010, and amends and clarifies ASC 718 with respect to the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU did not have a material effect on the Company.

In April 2010, the FASB issued ASU 2010-14, “Accounting for Extractive Activities — Oil & Gas”.  ASU 2010-14 amends paragraph 932-10-S99-1 due to SEC Release No. 33-8995, "Modernization of Oil and Gas Reporting."  The amendments to the guidance on oil and gas accounting are effective August 31, 2010, and did not have a significant impact on the Company's financial position that, if it is unable to raise additional capital, it may find it necessary to substantially reduce or cease operations.

Future Accounting Pronouncements

In January 2010, FASB issued ASU 2010-06 "Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurement" was issued, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

1.	Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

2.	Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

1.	Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.

2.	Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from major categories of assets to classes of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In December 2010, the FASB issued ASU 2010-28 "Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test For Reporting Units With Zero or Negative Carrying Amounts" ("ASU 2010-28").Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued ASU 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"). ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

In April 2011, the FASB issued ASU No. 2011-02, A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring, as codified in ASC 310, Receivables. The amendments in this update provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. The amendments in this update are effective for the period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The Company does not expect this update to have a material impact on its consolidated financial statements.

The Company will transition to IFRS on September 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP. Accordingly, the Company has not assessed the impact of adopting future US accounting pronouncements with an application date of September 1, 2011 or beyond in its financial statements and disclosures.

Segmented Information

Our only segment is oil and gas exploration and production and includes two geographic areas, Canada and the United States. The accounting policies applied to our operating segments are the same as those described in the summary of significant accounting policies.

Geographic information:

The following is segmented information as at and for the year ended August 31, 2011:

	Year ended August 31, 2011		As at August 31, 2011
	Interest and other income	Net (loss)	Oil and gas interests	Other assets
Canada	$71,786	$(696,643)	$243,000	$264,611
United States	-	(55,914)	8,898,128	72,487
Total	$71,786	$(752,557)	$9,141,128	$337,098

The following is segmented information as at and for the year ended August 31, 2010:

	Year ended August 31, 2010		As at August 31, 2010
	Interest and other income	Net (loss)	Oil and gas interests	Other assets
Canada	$105,404	$(688,709)	$314,000	$68,141
United States	-	-	5,695,290	30,021
Total	$105,404	$(688,709)	$6,009,290	$98,162

Other Information

Additional information relating to us may be obtained or viewed from the System for Electronic Data Analysis and Retrieval at www.sedar.com and our future United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

Share Capital and Contributed Surplus

Authorized:

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

Common Shares	Number	Amount
Balance at August 31, 2008	10,471,739	$467,604
February 5, 2009 private placement (note a)	2,600,000	67,600
February 25, 2009 private placement (note b)	1,000,256	26,007
February 27, 2009 acquisition (note c)	8,910,564	231,675
February 27, 2009 debt settlement (note d)	1,250,000	32,500
Balance at August 31, 2009	24,232,559	825,386
Exercise of warrants (note e)	2,100,000	197,400
August 31, 2010 acquisition, net of transaction costs (note f)	3,418,467	2,794,398
Balance August 31, 2010	29,751,026	3,817,184
Exercise of warrants (note h)	3,710,346	722,572
Issued as compensation (note i)	100,000	95,800
Balance August 31, 2011	33,561,372	$4,635,556

(a)          On February 5, 2009, the Company completed a non-brokered private placement of 2,600,000 units at a purchase price of $0.05 per unit for gross proceeds of $130,000. Each unit was comprised of one common share and one common share purchase warrant. Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share. The amount allocated to warrants based on relative fair value using Black Scholes model was $62,400.

(b)         On February 25, 2009, the Company completed a non-brokered private placement of 1,000,256 units at a purchase price of $0.05 per unit for gross proceeds of approximately $50,013. Each unit was comprised of one common share and one common share purchase warrant. Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share. The amount allocated to warrants based on relative fair value using Black Scholes model was $24,006.

(c)         On February 27, 2009, the Company acquired the issued and outstanding shares of 1354166 Alberta for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014. The amount allocated to warrants based on relative fair value using Black Scholes model was $213,853.

(d)           On February 27, 2009, the Company entered into an agreement with a non-related party, to settle debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit. Each unit was comprised of one common share and one common share purchase warrant. Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share. The amount allocated to warrants based on relative fair value using Black Scholes model was $30,000.

(e)           During the year ended August 31, 2010, 1,100,000 warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $77,000 and 1,000,000 warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $70,000. The amount allocated to warrants based on relative fair value using Black Scholes model was $50,400.

(f)           On August 31, 2010, the Company acquired all of the issued and outstanding membership interests of Dyami Energy and issued 3,418,467 units of the Company. Each unit consists of one common share and one half a common share purchase warrant. Each full warrant is exercisable at US$1.00 to purchase one common share until August 31, 2014. The fair value of the acquisition was estimated to be $4,218,812. Transaction costs of $35,581 were recorded as a reduction to share capital. The amount allocated to warrants based on relative fair value using Black Scholes model was $1,388,833.

(g)           Effective June 10, 2010, the Company retained Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial Advisor to the Company for a period of two years. Under the terms of the Gar Wood engagement, the Company agreed to pay a fee of 6% of the gross proceeds raised and issue 1,500,000 common share purchase warrants (the “Warrants”) as follows:

1,000,000 Warrants are exercisable at US$1.00 to purchase 1,000,000 common shares expiring on December 10, 2011 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011; and 500,000 Warrants are exercisable at US$1.50 to purchase 500,000 common shares expiring on June 10, 2012 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011. The amount allocated to warrants based on relative fair value using the Black Scholes model was $214,372 and $112,139 respectively and the total, $326,511 was recorded as compensation expense.

On November 5, 2010, the Company terminated the agreement dated June 10, 2010 with Gar Wood. As a result 36,430 warrants exercisable at $1.00 expiring December 10, 2011 were cancelled and 18,215 warrants were exercisable at $1.50 expiring June 10, 2012 were cancelled. The amount allocated to warrants based on relative fair value using the Black Scholes model was $23,315 and $12,204 respectively and the total, $35,519 was recorded as an increase to contributed surplus.

(h)          During the year ended August 31, 2011, 500,000 common share purchase warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $35,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $12,000; 600,000 common share purchase warrants were exercised at $0.07 expiring February 25, 2014 for proceeds of $42,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $14,400; 35,346 common share purchase warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $2,475. The amount allocated to warrants based on relative fair value using the Black Scholes model was $822; and 2,575,000 common share purchase warrants were exercised at $0.20 expiring April 14, 2011 for proceeds of $515,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $100,875.

(i)           On April 29, 2011, the Company entered into a consulting agreement with a service provider to provide corporate marketing and public relations to the Company for a period of six months. As compensation, the Company issued 100,000 common shares and 50,000 common share purchase warrants exercisable at US $1.25 per common share expiring May 4, 2012. The amount allocated to common shares was based on the share price at the time of issuance, amounting to $95,800 and $37,054 for the warrants based on the estimated fair value using the Black Scholes pricing model. $88,569 was recorded as marketing and public relations expense and $44,285 was recorded as prepaid expenses at August 31, 2011.

The following table summarizes the changes in warrants for the years then ended:

	2011		2010		2009
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding beginning of year	16,445,053	$0.22	16,335,820	$0.09	2,575,000	$0.20
Issued	50,000	1.25	2,209,233	1.04	13,760,820	0.07
Exercised	(2,575,000)	0.20	(2,100,000)	0.07	-	-
Exercised	(1,113,346)	0.07	-	-	-	-
Cancelled	(36,430)	1.00	-	-	-	-
Cancelled	(18,215)	1.50	-	-	-	-
Outstanding end of year	12,730,062	$0.24	16,445,053	$0.22	16,335,820	$0.09

The following table summarizes the outstanding warrants as at August 31, 2011:

Date	Number of Warrants	Note	Exercise Price		Expiry Date	Warrant Value ($)
	1,000,000	(note a, e, h)		$0.07	February 5, 2014	$24,000
	400,256	(note b, h)		$0.07	February 25, 2014	9,606
	9,125,218	(note c, d, e, h)		$0.07	February 27, 2014	219,031
	296,903	(note g)	US$	1.00	December 10, 2011	191,057
	148,452	(note g)	US$	1.50	June 10, 2012	99,935
	1,709,233	(note f)	US$	1.00	August 31, 2014	1,388,833
	50,000	(note i)	US$	1.25	May 4, 2012	37,054
Balance August 31, 2011	12,730,062					$1,969,516

The fair value of the warrants issued during the year ended August 31, 2011, 2010 and 2009 were estimated on the date of issue using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used	2011
Risk-free interest rate	1.7%
Expected volatility	254%
Expected life (years)	1
Dividend yield	0%
Fair value of the warrants issued on May 4, 2011	$0.74

Black-Scholes Assumptions used	2010
Risk-free interest rate	3%
Expected volatility	234%
Expected life (years)	4
Dividend yield	0%
Fair value of the warrants issued on June 10, 2010	$0.65
Fair value of the warrants issued on August 31, 2010	$0.81

Black-Scholes Assumptions used	2009
Risk-free interest rate	3%
Expected volatility	170%
Expected life (years)	4
Dividend yield	0%
Fair value of the warrants issued on February 5, 2009	$0.05
Fair Value of the warrants issued on February 25, 2009	$0.05
Fair Value of the warrants issued on February 27, 2009	$0.05

The weighted average basic and diluted shares outstanding at August 31, 2011, 2010 and 2009 is as follows:

Weighted Average Shares Outstanding	2011	2010	2009
Weighted average shares outstanding, basic	31,927,228	24,687,130	17,646,295
Dilutive effect of warrants	13,273,114	16,008,996	9,749,557
Weighted average shares outstanding, diluted	45,200,342	40,696,126	27,395,852

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 6,170,205 common shares. To date, no options have been issued.

Contributed Surplus

Contributed surplus transactions for the respective years are as follows:

Amount
Balance, August 31, 2008 and 2009	$38,000
Imputed interest	5,750
Balance, August 31, 2010	43,750
Warrants cancelled	35,519
Imputed interest	5,750
Balance, August 31, 2011	$85,019

Overall Performance

Revenue for the year ended August 31, 2011 was down $33,588 to $71,786 compared to $105,374 for the same period in 2010. The decrease in revenue during 2011 is attributed to lower production volumes and lower commodity prices received. Net loss and comprehensive loss for the twelve months ended August 31, 2011 was $752,557 compared to $688,709 for the comparable twelve month period in 2010. The increase in loss during 2011 was primarily related to decreases in revenue and increases in administrative expenditures including interest costs which were partially offset by a gain on foreign exchange and a gain on disposal of marketable securities.

For the year ended August 31, 2011 our cash position increased by $121,490 to $165,266 compared to cash of $43,776 at August 31, 2010. At August 31, 2011 our accounts receivable was $127,546 representing an increase of $74,486 compared to $53,060 at August 31, 2010. Prepaid expenses and deposits at August 31, 2011 were $44,285 compared to Nil in the prior period.

For the year ended August 31, 2011 current liabilities increased by $4,365,295 to $5,207,719 compared to $842,424 at August 31, 2010. Long term liabilities decreased by $975,043 to $50,208 compared to $1,025,251 at August 31, 2010.

We have a working capital deficiency of $4,870,621 at August 31, 2011 compared to a working capital deficiency of $744,262 at August 31, 2010.

During the year ended August 31, 2011, common share purchase warrants were exercised for proceeds of $594,475.

During the year ended August 31, 2011 we received $2,878,736 and issued promissory notes bearing interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

During the year ended August 31, 2011 we paid $98,440 of secured notes and $110,000 loan payable.

Through Dyami Energy, we commenced operations in August 2010 to drill an initial Eagle Ford shale test well on the Matthews Lease in Zavala County, Texas. The Matthews/Dyami #1H well was drilled to a measured depth of approximately 8,563, feet which includes a 3,300 foot “in section” lateral into the Eagle Ford shale formation. A shot point sleeve was installed in the Eagle Ford shale formation to facilitate a multi stage frac completion.

On January 20, 2011 we spud its 100% working interest Murphy/Dyami #1 test well on its 2,637 gross acre Murphy Lease located in Zavala County, Texas. The well was drilled to a vertical depth of approximately 4,588 feet into the Buda formation.

On March 29, 2011 we spud the Matthews/Dyami #3 well on the Matthews Lease, Zavala County, Texas. The well was drilled to a vertical depth of approximately 3,500 feet to the base of the San Miguel formation. We completed a nitrified acid injection operation and the well has been placed on production testing.

On March 31, 2011 we entered into a Farmout Agreement (the “Farmout”) from surface to the base of the San Miguel formation (the “San Miguel”) on the Matthews Lease located in Zavala County, Texas. Under the Farmout, the farmee may spend up to US$1,050,000 on exploration and development of the San Miguel formation to earn a maximum of 42.50% working interest (31.875% net revenue interest). Under the terms of the Farmout, the farmee may earn an initial 25% of our working interest in the San Miguel by paying 100% of the costs to drill, complete, equip and perform an injection on a vertical test well to a depth of approximately 3,500 feet (the “Initial Test Well”). After the performance of the Initial Test Well, the farmee may increase its working interest to 50% of our working interest by spending the entire $1,050,000 on additional operations on the San Miguel in a good faith effort to produce hydrocarbons.

On July 30, 2011 we spud its second 100% working interest Murphy/Dyami #2 well on its Murphy Lease located in Zavala County, Texas. The well was drilled to a vertical depth of approximately 4,415 feet.

We are formulating detailed frac and completion programs for the Matthews/Dyami #1H, Murphy/Dyami #1 and Murphy/Dyami #2 wells.

For the year ended August 31, 2011 we incurred $3,158,688 in exploration expenditures related to our Matthews and Murphy Leases in Zavala County, Texas.

We expect to apply additional capital to further enhance our property interests. As part of our oil and gas development program, management anticipates further expenditures to expand our existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us. These expenditures may be funded through cash held by us or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon its ability to successfully implement its business plan.

Our past primary source of liquidity and capital resources has been shareholder loans, cash flow from oil and gas operations and proceeds from the issuance of common shares.

Selected Financial Information

The following table reflects the summary of operating results for the years ended August 31, 2011, 2010 and 2009.

Presented Pursuant to Canadian Generally Accepted Accounting Principles

(CANADIAN $, Except Per Share Data)

For the years ended August 31,	2011	2010	2009
Revenue	$71,786	$105,374	$56,199
Net loss and comprehensive loss	$(752,557)	$(688,709)	$(328,861)
Loss per share basic and diluted	$(0.024)	$(0.028)	$(0.019)
Assets	$9,478,226	$6,107,452	$600,327
Long term liabilities	$50,208	$1,025,251	$3,634

Selected Financial Information should be read in conjunction with the discussion below and “Critical Accounting Policies and Estimates” above.

August 31, 2011 – 2010

For the year ended August 31, 2011 revenue decreased compared to revenue in the prior period as a result of natural production declines and lower natural gas prices. The net loss for the year ended August 31, 2011 was $752,557 up $63,848 compared to a net loss of $688,709 in 2010. The increase in loss and comprehensive loss for fiscal 2011 was primarily attributed to interest costs of $265,889 versus $5,750 in the prior period, an increase of $57,789 in professional fees, an increase of $72,090 in head office costs, an increase in salaries and wages of $44,061 and an increase of $88,569 in marketing and public relations. The overall higher administrative costs were partially offset by a gain on foreign exchange, a gain on disposal of marketable securities and a decrease in consulting fees. For the year ended August 31, 2011 assets increased significantly up $3,370,774 to $9,478,226 compared to $6,107,452 for the same period in 2010. The increase in assets is primarily attributed to exploration expenditures incurred of $3,158,688 on the Matthews and Murphy leases in Zavala County, Texas. Long term liabilities decreased in fiscal 2011 compared to 2010 as a result of a US $960,000 long term secured note being moved into current liabilities.

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

August 31, 2009-2008

For the year ended August 31, 2009 revenue increased substantially compared to revenue in the comparable period in 2008 as a result of the acquisition of 1354166 Alberta Ltd. The net loss comprehensive loss for the year ended August 31, 2009 was $328,861 compared to a net loss of $50,514 in 2008. The increase in net loss and comprehensive loss for the year ended August 31, 2009 was primarily a result of the write-down of oil and gas interests of $105,805, an increase in professional fees of $80,162, an increase in transfer agent and registrar costs of $20,479, an increase management fees of $6,000 and increase in general and office of $4,897. In addition the Company incurred higher operating costs and depletion for the year ended August 31, 2009. For the year ended August 31, 2009 assets increased by $391,841 to $600,327 compared to assets of $208,486 for the same period in 2008. The increase in assets for the year ended August 31, 2009 was primarily attributed to acquisition of 1354166 Alberta Ltd.

A.           OPERATING RESULTS

THE FOLLOWING DISCUSSION OF OUR RESULTS OF OPERATIONS IS A COMPARISON OF OUR FISCAL YEAR ENDED AUGUST 31, 2011 VERSUS AUGUST 31, 2010 AND AUGUST 31, 2010 VERSUS AUGUST 31, 2009.

Presented Pursuant to Canadian Generally Accepted Accounting Principles

(CANADIAN $, Except Per Share Data)

	For the Years Ended
Historical	August 31
Production	2011	2010	2009
Natural gas – mcf/d	53	68	45
Historical Prices
Natural Gas - $/mcf	$3.68	$4.22	$3.42
Royalties costs - $/mcf	$0.76	$0.98	$0.63
Production costs - $/mcf	$2.68	$2.62	$3.28
Net back - $/mcf	$0.24	$0.62	$(0.49)
Operations
Revenue	$71,786	$105,374	$56,199
Net loss and comprehensive loss	$(752,577)	$(688,709)	$(328,861)
Loss per share basic and diluted	$(0.024)	$(0.028)	$(0.019)

Production Volume

For the year ended August 31, 2011 average natural gas sales volumes decreased to 53 mcf/d compared to 68 mcf/d in the comparable twelve month period in 2010. Total production volume for the year ended August 31, 2011 was 19,500 mcf compared to 24,950 mcf for the same period in 2010. The decrease in average sales volume per day and total production volume for the year ended August 31, 2011 was a result of natural production declines.

For the year ended August 31, 2010 average natural gas sales volumes increased to 68 mcf/d compared to 45 mcf/d in the comparable twelve month period in 2009. Total production volume for the year ended August 31, 2010 was 24,950 mcf compared to 16,412 mcf for the same period in 2009. The increase in average sales volume per day and total production volume for the year ended August 31, 2010 was a result of a full year of operations from 1354166 Alberta versus six months of operations from 1354166 Alberta in 2009.

Commodity Prices

For the year ended August 31, 2011 average natural gas prices received per mcf decreased by 13% to $3.68 compared to $4.22 for the twelve months ended August 31, 2010. The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas for the year ended August 31, 2011.

For the year ended August 31, 2010 average natural gas prices received per mcf increased by 23% to $4.22 compared to $3.42 for the twelve months ended August 31, 2009. The increase in average natural gas prices received was attributed to higher commodity prices for natural gas for the year ended August 31, 2010.

Revenue

Revenue for the year ended August 31, 2011 was down $33,588 to $71,786 compared to $105,374 for the same period in 2010. The decrease in revenue for the year ended August 31, 2011 was attributed to lower production volume due to natural production declines and lower commodity prices received for natural gas.

Revenue for the year ended August 31, 2010 was up $49,175 to $105,374 compared to $56,199 for the same period in 2009. The increase in revenue for the year ended August 31, 2010 is attributed to a full twelve months of operations of 1354166 Alberta versus six months of operations from 1354166 Alberta for the same period in 2009.

Operating Costs

For the year ended August 31, 2011 operating costs were $67,611 down $34,979 compared to operating costs of $102,590 for the year ended August 31, 2010. The decrease in operating costs for the year ended August 31, 2011 was attributed lower production volumes.

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

Depletion

Depletion for the year ended August 31, 2011 decreased by $15,234 to $23,136 compared to $38,370 for the year ended August 31, 2010. The decrease in depletion for the year ended August 31, 2011 was a result of lower production volume.

Depletion for the year ended August 31, 2010 increased by $11,732 to $38,370 compared to $26,638 for the year ended August 31, 2009. The increase in depletion for the year ended August 31, 2010 was a result of higher production volume attributed to a full twelve months of operations of 1354166 Alberta.

Administrative Expenses

Administrative expenses for the year ended August 31, 2011 were $741,596 compared to $653,153 for the year ended August 31, 2010. The increase in expenses during fiscal 2011 was primarily attributed to interest costs recorded of $265,889 versus $5,750 in the prior period, an increase of $57,789 in professional fees, an increase of $72,090 in head office costs, and increase of $88,569 in marketing and public relations, an increase in salaries and wages of $44,061 an increase in management fees of $32,250 and an increase in transfer and registrar costs of $16,354. During the year ended August 31, 2011 we recorded an impairment of oil and gas interests of $49,464 compared to $54,630 in the comparable period in 2010. The higher administrative expenses during fiscal 2011 were partially offset by a gain on foreign exchange of $164,800 and a reduction in consulting fees of $326,511 compared to fiscal 2010. The increase in overall administrative expenses for the year ended August 31, 2011 is a result of the increased operations by us.

Administrative expenses for the year ended August 31, 2010 were $653,153 compared to $276,815 for the year ended August 31, 2009. The increase in expenses during fiscal 2010 was primarily attributed to a consulting fee of $326,511 recorded upon the issuance of warrants versus $Nil in the prior period in 2009, an increase in professional fees of $46,074 to $152,844 compared to 106,770 in 2009, an increase in head office costs of $25,613 to $41,738 compared to $16,125 in 2009, and an increase in transfer and register costs of $20,241 to $45,206 compared to $24,965 in 2009. In addition we recorded imputed interest of $5,750 versus $Nil in the prior period in 2009.These higher costs in 2010 were partially offset by a reduction in the write down of oil and gas interests of $51,175 to $54,630 when compared to $105,805 during fiscal 2009 and a reduction of general and office costs of $2,676 to $2,474 when compared to $5,150 in fiscal 2009. Higher administrative expenses during the fiscal 2010 are attributed to increased operations and the acquisition of Dyami Energy.

Gain on Disposal of Marketable Securities

During the year ended August 31, 2011 we recorded a gain on disposal of marketable securities of $8,000 versus $Nil for the comparable period in 2010.

During the year ended August 31, 2010 we recorded a gain on disposal of marketable securities of $Nil versus $Nil for the comparable period in 2009.

Interest Income

For the year ended August 31, 2011 interest income was $Nil compared to $30 for the comparable period in 2010.

For the year ended August 31, 2010 interest income was $30 compared to$1,580 for the comparable period in 2009.

The decreases in interest income during fiscal 2011 and 2010 are attributed to decreases in cash held by the us during the respective periods.

Net Loss and Comprehensive Loss for the Year

Net loss for year ended August 31, 2011 was $752,557 up $63,848 or 9% compared to a net loss of $688,709 for the year ended August 31, 2010. The increase in net loss and for the year ended August 31, 2011 was primarily related to a decrease in revenue and increases in administrative expenses.

Net loss for year ended August 31, 2010 was $688,709 up $359,848 or 109% compared to a net loss of $328,861 for year ended August 31, 2009. The increase in net loss and comprehensive loss for the year ended August 31, 2010 was primarily related to increased administrative costs which included a consulting fee of $326,511 recorded upon the issuance of warrants.

Net Loss per Share

The net loss per share for the year ended August 31, 2011 was $0.024 compared to a net loss per share of $0.028 for the same twelve month period in 2010.

The net loss per share for the year ended August 31, 2010 was $0.028 compared to a net loss per share of $0.019 for the same twelve month period in 2009.

Capital Expenditures

For the year ended August 31, 2011 we incurred exploration expenditures of $3,158,688 on our Matthews and Murphy Leases located in Zavala County, Texas.

We expect that our capital expenditures will increase in future reporting periods as we incur capital expenditures to explore and develop our oil and gas properties.

Financing Activities

During the year ended August 31, 2011, 500,000 of our common share purchase warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $35,000; 625,247 of our common share purchase warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $44,475; and 2,575,000 of our common share purchase warrants were exercised at $0.20 expiring April 14, 2011 for proceeds of $515,000.

During the year ended August31, 2011 we received $2,878,736 and issued demand promissory notes bearing interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

During the year ended August 31, 2011 we paid $98,440 of secured notes and $110,000 loan payable.

Summary of Quarterly Results

The following tables reflect the summary of quarterly results for the years ended August 31, 2011, August 31, 2010 and August 31, 2009.

For the quarter ending	2011 August 31	2011 May 31	2011 February 28	2010 November 30
Revenue	$17,925	$17,826	$18,936	$17,099
Net loss and comprehensive loss	$(295,381)	$(241,814)	$(116,370)	$(98,992)
Loss per share basic and diluted	$(0.010)	$(0.007)	$(0.004)	$(0.003)

Revenue for the four quarters fluctuated as a result of changes in production volume and commodity prices received. The increase in loss for the quarter ended May 31, 2011 was attributed to higher administrative expenses including marketing and public relations of $88,569 and increases in interest expense of $74,864. The increase in loss for the quarter ended August 31, 2011 was attributed to higher administrative expenses including increases in interest expense of $86,845 and an increase in professional fees for year-end audit costs and costs associated with the evaluation of our reserves. In addition, we incurred a write down of oil and gas interests of $49,464.

For the quarter ending	2010 August 31	2010 May 31	2010 February 28	2009 November 30
Revenue	$23,363	$19,291	$36,461	$26,259
Net loss and comprehensive loss	$(496,520)	$(75,144)	$(36,746)	$(80,299)
Loss per share basic and diluted	$(0.020)	$(0.003)	$(0.002)	$(0.014)

Revenue for the four quarters in 2010 fluctuated as a result of changes in production volume and commodity prices received. The increase in net loss and comprehensive loss for the quarter ending August 31, 2010 was primarily attributed to us recording a consulting fee of $326,511 upon the issuance of warrants and higher administrative expenses due increased operations and the acquisition of Dyami Energy. During the fourth quarter we incurred an increase in professional fees for year-end audit costs and costs associated with the evaluation of our reserves.

For the quarter ending	2009 August 31	2009 May 31	2009 February 28	2008 November 30
Revenue	$23,078	$32,796	$260	$65
Net loss and comprehensive loss	$(249,967)	$(62,554)	$(9,721)	$(6,619)
Loss per share basic and diluted	$(0.013	$(0.005)	$(0.001)	$(0.001)

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

Fourth Quarter Results August 31, 2011Versus August 31, 2010

Production Volume

For the three months ended August 31, 2011 average natural gas sales volumes were 53 mcf/d compared to 68 mcf/d for the comparable period in 2010. Total production volume for the three months ended August 31, 2011 was 4,957 mcf compared to 6,227 mcf for the same three month period ending August 31, 2010. The decrease in production volume in 2011 is primarily related to natural production declines from our Botha, Alberta gas unit.

Commodity Prices

For the three months ended August 31, 2011 average natural gas sales prices received per mcf decreased to $3.62 compared to $3.75 for the three month period ended August 31, 2010.

Revenue

Revenue decreased by $5,438 to $17,925 for the three months ending August 31, 2011 compared to $23,363 for the three months ending August 31, 2010. Lower commodity prices received and lower production volume was responsible for the decrease in revenue.

Operating Costs

Operating costs were $4,761 for the three months ended August 31, 2011 compared to $50,102 for the three months ending August 31, 2010. The decrease in operating costs for the three month ended August 31, 2011 is due to lower production volume and a credit received from the operator in the current period.

Depletion

Depletion for the three months ending August 31, 2011 was $5,881 compared to depletion of $12,526 for the three months ending August 31, 2010. The decrease in depletion for the three months ended August 31, 2011 was a result of lower production volume.

Administrative Expenses

For the three months ending August 31, 2011 administrative expenditures were down $166,666 to $310,664 compared to $477,330 for the same period in 2010. The primary decrease in administrative expenses for the three months ending August 31, 2011 relate to consulting fee expense in the amount of $Nil compared to $326,511 in the prior period three month in 2010. The decrease in administrative expenditures were partially offset by a foreign exchange loss of $36,600 in the current period compared to $Nil in 2010, interest expense of $86,845 in the current period compared to $5,750 in the prior three month period, an increase in management fees of $17,250 to $18,750 for the three months ended August 31, 2011 compared to $1,500 in the three month period ended August 31, 2010 and an increase in professional fees of $7,400 to $55,958 compared to 48,558 in the prior period in 2010.

Gain on Disposal of Marketable Securities

During the three months ended August 31, 2011 we recorded a gain on disposal of marketable securities of $8,000 versus $Nil for the comparable period in 2010.

Net loss and comprehensive loss for the period

Net loss and comprehensive loss for the three months ending August 31, 2011 was $295,381 down $201,139 compared to $496,520 for the prior period in 2010.

Loss per share

The loss per share for the three months ending August 31, 2011 was $0.009 compared to $0.020 for the comparative same three month period in 2010.

B.           LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2011 was $165,266 compared to cash of $43,776 at August 31, 2010. During the year ended August 31, 2011 we received proceeds from the exercise of common share purchase warrants in the amount of $594,475 and received $2,878,736 and issued demand promissory notes bearing interest at a rate of 10% per annum.

For the year ended August 31, 2011 the primary use of funds was related to exploration expenditures incurred of $3,158,688 for our Matthews Lease and Murphy Lease located in Zavala County, Texas. In addition, we paid $98,440 in secured notes and repaid $110,000 loan payable. Our working capital deficiency at August 31, 2011 is $4,870,621 compared to a working capital deficiency of $744,262 at August 31, 2010.

Our current assets of $337,098 as at August 31, 2011 ($98,162 as of August 31, 2010) include the following items: cash $165,266 ($43,776 as of August 31, 2010); marketable securities $1 ($1 as of August 31, 2010); accounts receivable $127,546 ($53,060 as of August 31, 20010); due from related party $Nil ($1,325 as of August 31, 2010) and prepaid expenses and deposits of $44,285 (Nil as of August 31, 2010).

Our current liabilities of $5,207,719 as of August 31, 2011 ($842,424 as of August 31, 2010) include the following items: accounts payable $1,258,839 ($488,741 as of August 31, 2010); due to shareholders $2,936,236 ($57,500 as of August 31, 2010); loan payable $Nil ($110,000 as of August 31, 2010); and secured notes payable of $1,012,644 ($186,183 as of August 31, 2010).

At August 31, 2011 we had outstanding the following common share purchase warrants: 10,525,474 warrants exercisable at $0.07 per share; 296,903 warrants exercisable at US$1.00 per share; 148,452 warrants exercisable at US$1.50 per share; 1,709,233 warrants exercisable at US$1.00 per share; and 50,000 warrants exercisable at US$1.25. If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves or meet its working capital requirements. We have liquidity risk which necessitates us to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the we will be able to obtain the necessary financing in a timely manner.

Our past primary source of liquidity and capital resources has been loans and advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and the issuance of common shares.

If we issue additional common shares from treasury it would cause the current shareholders of the Company dilution.

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

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. The recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and result in high volatility in the stock market.

E.           OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate are material to our investors.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table illustrates our contractual obligations as at August 31, 2011.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Secured notes payable current (1)	$1,012,644	$1,012,644	$-	$-	$-
Asset retirement obligations	50,208	-	-	-	50,208
Total contractual obligations	$1,062,852	$1,012,644	$-	$-	$50,208

Secured Notes Payable

On August 31, 2010 we issued a US$175,000, 5% per annum secured promissory note to Source Re Work Program, Inc. (“Source”). The note was secured by Eagleford’s interest in the Matthews Lease, Zavala County, Texas. US$100,000 of the note was due on February 28, 2011 and was repaid. The balance of US$75,000 (CDN $73,380) of the note together with accrued interest is due and payable on August 31, 2011. For the year ended August 31, 2011 interest of $6,115 was recorded and included in accounts payable. On September 1, 2011 we repaid to Source, the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250

At August 31, 2011 we have a US$960,000 (2011 CDN $939,264), 6% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2010 $US$960,000). The note was payable on the earlier of December 31, 2011 or upon us closing a financing or series of financings in excess of US$4,500,000. The note has been extended until June 30, 2012 with an interest rate of 10% per annum. For the year ended August 31, 2011 interest of $56,356 was recorded and included in accounts payable (August 31, 2010 $26,863). The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas. We may, in its sole discretion, repay any portion of the principal amount. In addition to the contractual financial obligations noted above we have development commitments on our Mathews Lease and Murphy Lease in order to keep the leases in good standing.

Mathews Lease, Zavala County, Texas, USA

On June 14, 2010, Eagleford acquired a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas for consideration of $212,780.

On August 31, 2010 we acquired all of the issued and outstanding membership interests of Dyami Energy, an exploration stage company. Dyami Energy holds a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million in the Matthews Lease, subject to the San Miguel formation farmout agreement noted below.

The royalties payable under the Matthews Lease are 25%.

Dyami Energy acquired its interest in the Matthews Lease through a Purchase and Sale Agreement dated February 8, 2010 and amended October 15, 2010 (the “Agreement”). Under the terms of the Agreement, Dyami Energy had the following commitments:

(a)	On or before August 23, 2010 Dyami Energy shall commence operations to drill an Initial Test Well on Matthews Lease to a depth of not less than 3,000 feet below the surface or to the base of the San Miguel “D” formation;
(b)	On or before July 8, 2011, Dyami Energy shall commence operations to perform an injection operation (by use of steam, nitrogen or other) in the San Miguel formation on the Initial Test Well or any other well located on the Matthews Lease; and
(c)	On or before January 1, 2011, Dyami Energy shall commence a horizontal well to test the Eagle Ford shale formation with a projected lateral length of not less than 2,500 feet (the “Second Test Well”).

Dyami Energy’s 15% working interest partner has an obligation to participate in each of the operations provided for in (a), (b) and (c) above and if the partner fails to bear its share of the costs of such operations, the partner shall forfeit its interest in and to the well and the applicable spacing unit.

In August 2010, Dyami Energy commenced operations to drill its Matthews/Dyami #1-H well to a measured depth of 8,563 feet including 3,300 horizontal feet into the Eagle Ford shale formation and accordingly Dyami Energy satisfied (a) and (c) above. The well has been logged and cored and we are formulating a detailed frac design and completion plan.

In order to satisfy (b) above on March 29, 2011 we spud the Matthews/Dyami #3 well and drilled to a vertical depth of approximately 3,500 feet to the base of the San Miguel formation. We completed a nitrified acid injection operation and the well has been placed on production testing.

On March 31, 2011 we entered into a Farmout Agreement (the “Farmout”) from surface to the base of the San Miguel formation (the “San Miguel”) on the Matthews Lease. Under the Farmout, the farmee may spend up to US$1,050,000 on exploration and development of the San Miguel to earn a maximum of 42.50% working interest (31.875% net revenue interest). Under the terms of the Farmout, the farmee may earn an initial 25% of our working interest in the San Miguel by paying 100% of the costs to drill, complete, equip and perform an injection operation on a vertical test well to a depth of approximately 3,500 feet (the “Initial Test Well”). After the performance of the Initial Test Well, the farmee may increase its working interest to 50% of our working interest by spending the entire $1,050,000 on additional operations on the San Miguel in a good faith effort to produce hydrocarbons. During the year ended August 31, 2011, the Company incurred $744,837 in costs related to the Matthews/Dyami #3 well and $71,871 is included in accounts receivable. As of August 31, 2011 and the date of this Annual Report we had not assigned any interest to the farmee in the San Miguel formation.

Dyami Energy is the designated operator under the provisions of the Matthews Lease Operating Agreement.

The Matthews Oil and Gas Lease has a primary term of three years commencing April 12, 2008 and is now being held under a continuous drilling program provision which requires a well to be drilled every 180 days. Upon cessation of timely drilling, rights for further drilling expire on all acreage not included in a production unit which shall be re-assigned.

Subsequent to the year ended August 31, 2011, we commenced drilling its Matthews/Dyami #2H well located in Zavala County, Texas.

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

Name	Age	Position with the Company	Date First Elected as Director
James Cassina	55	President, Chief Executive Officer, Chief Financial Officer and Director	February 9, 2010
Milton Klyman	86	Director	November 15, 1996
Colin McNeil	65	Director	June 18, 2010
Alan D. Gaines	56	Director	January 25, 2012

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

Mr. Milton Klyman has been a director of ours since November 15, 1996.  Mr. Klyman was also our Treasurer from December 31, 2003 to December 28, 2007. From February 27, 2009 to present, Mr. Klyman has been a director of 1354166 Alberta Ltd., our Alberta subsidiary. Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Canadian Institute of Chartered Accountants.  Mr. Klyman serves as a director on the board of Western Troy Capital Resources Inc Mr. Klyman served as a director of the EnerNorth from April 2001 until March 21, 2007.

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

Mr. Alan D. Gaines, B.B.A, M.B.A was appointed to the Board of Directors of Eagleford Energy On January 25, 2012. Mr. Gaines has approximately 30 years experience as an energy investment and merchant banker, and has participated in raising significant debt and equity during his career. The notable experience of Mr. Gaines extends to operations as well. Mr. Gaines founded and served as CEO of Dune Energy from inception in May 2001 through May 2007. In May 2007, Dune Energy completed the acquisition of Goldking Energy Corporation for $327 million, raising total proceeds of $540 million in senior notes and convertible preferred stock, as well as refinancing existing indebtedness in conjunction with the acquisition. Concurrent with the closing of the Goldking transaction, new operating management, including a new CEO, was hired by Dune Energy to oversee day to day operations. Mr. Gaines retained his title of Chairman of the Board.

B.           COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended August 31, 2011.

Summary Compensation Table (CDN$)

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1)	Share Based Awards	Option Based Awards(2)	Annual Incentive Plans	Long Term Incentive Plans	Pension Value	All Other Compen- sation(3)	Total Compen- sation
		($)	($)	($)	($)	($)	($)	($)	($)
James Cassina, Chief Executive Officer, President and Director (4)	2011	$56,250	0	0	0	0	0	700	$56,950
Milton Klyman, Director	2011	0	0	0	0	0	0	700	$700
Colin McNeil, Director	2011	0	0	0	0	0	0	700	$700
Eric Johnson (4) Vice President of Operations for Dyami Energy LLC	2011	$43,750	0	0	0	0	0	0	$43,750

(1)	Salaries /Management fees.
(2)	No options have been issued to date.
(3)	Accrued on account of directors fees at a rate of $100 per meeting.
(4)	Mr. Johnson was our Vice President of Operations of Dyami Energy LLC from August 31, 2010 until April 13, 2011.

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

For the financial year ended August 31, 2011, the Company's NEO compensation program consisted of the following elements:

(a)	a management fee (the "Short-Term Incentive").

(b)	a long-term equity compensation consisting of stock options granted under the Company's stock incentive plan ("Long-Term Incentive").

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

As of our fiscal year end August 31, 2011 we had no option/stock appreciation rights or grants outstanding.

Stock Option Plan

The Company’s Stock Option Plan (the "Plan") was adopted by the board of directors on December 21, 2010 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on February 24, 2011.  The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an "Eligible Individual") to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us.  Directors and officers currently are not remunerated for their services except as stated in "Executive Compensation" above.

The maximum number of common shares which may be set aside for issue under the Plan is currently 6,170,205 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.  The maximum number of common shares which may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any options for services or any other stock option plans.  Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares cannot be less than the closing sale price of such shares quoted on any trading system or on such stock exchange in Canada on which the common shares are listed and posted for trading as may be selected for such purpose by the board of directors, on the day immediately preceding the day upon which the grant of the option is approved by the board of directors.

Options granted under the Plan may be exercised during a period no exceeding five years, subject to earlier termination upon the optionee ceasing to be an Eligible Individual, or, in accordance with the terms of the grant of the option.  The options are non-transferable and non-assignable except between an Eligible Individual and a related corporation controlled by such Eligible Individual upon the consent of the board of directors.  The Plan contains provisions for adjustment in the number of shares issuable there under in the event of subdivision, consolidation, reclassification, reorganization or change in the number of common shares, a merger or other relevant change in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time. At the Annual and Special Meeting of Shareholders to be held on February 24, 2012, the Company is seeking shareholder approval to amend the Plan to increase the maximum aggregate number of common shares reserved for issuance under our stock option plan, as amended, (the “Plan”) to an amount not to exceed 20% of the total shares issued and outstanding of the Company as of the date of each Option grant.The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

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

Incentive Plan Awards

There are no incentive plan awards outstanding for any of the Named Executive Officers as of August 31, 2011.

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

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors or meeting of the shareholders attended. During the fiscal year ended August 31, 2011 no amount was paid by the Company with respect to such fees.

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

The term of Mr. Klyman as a director began on August 10, 2000. Mr. Cassina was appointed as a director on February 9, 2010, Mr. McNeil who was appointed on June 18, 2010 and Mr. Gaines was appointed as a director on January 25, 2012. Our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our sole executive officer was appointed by our Board of Directors to serve until the earlier of his resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2011 for their services in their capacity as directors or any compensation paid to committee members.

As of the date of this Annual Report our board of directors consists of four directors, three of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from shareholding".  The independent directors are Milton Klyman, Colin McNeil and Mr. Gaines.  It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Company holds meetings as required, at which the opinions of the independent directors are sought and duly acted upon for all material matters relating to the Company.

Directorships

The following directors of ours are directors of other Canadian or United States reporting issuers as follows:

Colin McNeil	Strategic Oil & Gas Ltd.
Milton Klyman	Western Troy Capital Resources Inc.
Alan D. Gaines	Signature Exploration Corp.

Board and Committee Meetings

The board of directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2011.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Petroleum and Natural Gas Committee Meetings	Disclosure Committee Meetings
Milton Klyman	4	4	Nil	1	Nil
James Cassina	4	4	Nil	1	Nil
Colin McNeil	4	4	Nil	1	Nil

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

D.           EMPLOYEES

As of August 31, 2011 and the date of the filing of this Annual Report we did not have any employees other than our sole executive officer.

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

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)		Percentage
Alan D. Gaines	Director	4,000,000	(10)	10.07%
Milton Klyman	Director	100,000	(2)	0.26%
Colin McNeil	Director	0		0%
Core Energy Enterprise, Inc. (3)	Principal Shareholder	4,073,208	(4)	10.25%
James Cassina	Director and Principal Shareholder	12,168,852	(5)	29.17%
Tonbridge Financial Corp.	Principal Shareholder	5,483,414	(6)	13.55%
Benchmark Enterprises LLC	Shareholder	2,258,824	(7)	5.90%
Eric Johnson	Principal Shareholder	3,384,282	(8)	8.71%
Gottbetter Capital Group, Inc.	Shareholder	2,416,881	(9)	6.38%
All officers and directors as a group (4 persons)		16,268,852	(2)(5)	32.52%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 37,716,076 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 50,000 shares underlying 50,000 presently exercisable warrants.

(3)	James Cassina has voting and investment power with respect to the shares of our common stock owned by Core Energy Enterprises Inc.

(4)	Includes 2,036,604 shares underlying 2,036,604 presently exercisable warrants.

(5)	Includes 2,036,604 outstanding shares and 2,036,604 shares underlying 2,036,604 presently exercisable warrants owned by Core Energy Enterprises Inc. Also includes 4,099,725 shares underlying 3,995,919 presently exercisable warrants owned directly by James Cassina.

(6)	Includes 2,741,707 shares underlying 2,741,707 presently exercisable warrants. David Yuhasz has voting and investment power with respect to the shares owned by Tonbridge Financial Corp.

(7)	Includes 1,677,685 shares and 581,139 shares underlying presently exercisable warrants. 581,140 shares and 290,570 warrants are being held in escrow until such time that we receive a NI 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel formation on the Matthews Lease. Andrew Godfrey has voting and investment power with respect to the shares owned by Benchmark Enterprises LLC.

(8)	Includes 2,256,188 shares and 1,128,094 shares underlying presently exercisable warrants. 1,128,094 shares and 564,047 warrants are being held in escrow until such time that we receive a NI 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel formation on the Matthews Lease.

(9)	Includes 2,243,881 shares and 173,000 shares underlying presently exercisable warrants. Adam Gottbetter has voting and investment power with respect to the shares owned by Gottbetter Capital Group, Inc.

(10)	Includes 2,000,000 outstanding shares and 2,000,000 presently exercisable warrants.

As of the date of the filing of this Annual Report, to the knowledge of our management, there are no arrangements which, could at a subsequent date result in a change in control of us.  As of such date, and except as disclosed herein, our management has no knowledge that we are owned or controlled directly or indirectly by another company or any foreign government.

Amendments to our Stock Option Plan (as amended, the "Plan") were adopted by our board of directors on December 21, 2010 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on February 24, 2011.  The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an "Eligible Individual") to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us.  Directors and officers currently are not remunerated for their services except as stated in "Executive Compensation" above.

The maximum number of common shares which may be set aside for issue under the Plan is currently 6,170,205 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.  The maximum number of common shares which may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any options for services or any other stock option plans.  Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares cannot be less than the closing sale price of such shares quoted on any trading system or on such stock exchange in Canada on which the common shares are listed and posted for trading as may be selected for such purpose by the board of directors, on the day immediately preceding the day upon which the grant of the option is approved by the board of directors.

At our Annual and Special Meeting slated to be held on February 24, 2012 shareholders will be asked to approve a further amendment to our Plan which was adopted by our board of directors on January 25, 2012 to increase the maximum aggregate number of common shares reserved for issuance under our stock option plan to an amount not to exceed 20% of the total shares issued and outstanding of the Company as of the date of each Option grant. Options granted under the Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the optionee ceasing to be an Eligible Individual, or, in accordance with the terms of the grant of the option.  The options are non-transferable and non-assignable except between an Eligible Individual and a related corporation controlled by such Eligible Individual upon the consent of the board of directors.  The Plan contains provisions for adjustment in the number of shares issuable there under in the event of subdivision, consolidation, reclassification, reorganization or change in the number of common shares, a merger or other relevant change in the Company’s capitalization.   The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

There are 37,716,076 issued and outstanding shares of our common stock as of January 31, 2012.  As of January 31, 2012, to the best of our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.  The shares of our common stock owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Number of Shares		Percentage
James Cassina	12,168,852	(1)	29.17%
Alan D. Gaines	4,000,000	(8)	10.07%
Core Energy Enterprises Inc. (2)	4,073,208	(3)	10.25%
Tonbridge Financial Corp.	5,483,414	(4)	13.55%
Eric Johnson	3,384,282	(5)	8.71%
Gottbetter Capital Group, Inc.	2,416,881	(6)	6.83%
Benchmark Enterprises LLC	2,258,824	(7)	5.90%

(1)	Includes 2,036,604 shares and 2,036,604 shares underlying presently exercisable warrants owned by Core Energy Enterprises Inc. Also includes 4,099,725 shares and 3,995,919 shares underlying presently exercisable warrants owned directly by James Cassina.

(2)	James Cassina has voting and investment power with respect to the shares of our common stock owned by Core Energy Enterprises Inc.

(3)	Includes 2,036,604 shares and 2,036,604 shares underlying presently exercisable warrants.

(4)	Includes 2,741,707 shares underlying 2,741,707 presently exercisable warrants. David Yuhasz has voting and investment power with respect to the shares owned by Tonbridge Financial Corp.

(5)	Includes 2,256,188 shares and 1,128,094 shares underlying presently exercisable warrants. 1,128,094 shares and 564,047 warrants being held in escrow until such time that we receive a NI 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel formation on the Matthews Lease.

(6)	Includes 2,243,881 shares and 173,000 shares underlying presently exercisable warrants. Adam Gottbetter has voting and investment power with respect to the shares owned by Gottbetter Capital Group, Inc.

(7)	Includes 1,677,685 shares and 581,139 shares underlying presently exercisable warrants. 581,140 shares and 290,570 warrants being held in escrow until such time that we receive a NI 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel formation on the Matthews Lease. Andrew Godfrey has voting and investment power with respect to the shares owned by Benchmark Enterprises LLC.

(8)	Includes 2,000,000 outstanding shares and 2,000,000 presently exercisable warrants.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of January 31, 2012.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,073	15,055,803	95.63%	39.92%
USA	33	9,606,951	2.94%	25.47%
All Other	16	13,053,322	1.43%	34.61%
Total	1,122	37,716,076	100%	100%

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of us.

B.           RELATED PARTY TRANSACTIONS

During the fiscal year ended August 31, 2011 and through the date of the filing of this Annual Report, we have entered into the related party transactions described below.

At August 31, 2011 included in accounts payable are management fees payable to the President of $56,250 accrued at a rate of $6,250 per month.

During the year ended August 31, 2011, we received US$300,000 and issued a promissory note to our President. The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. For the year ended August 31, 2011 interest of $26,135 was recorded and included in accounts payable. Subsequent to the year-end we issued 103,806 common shares to our President as full settlement of interest due at October 7, 2011 in the amount of US$30,000.

At August 31, 2011 we accrued directors’ fees payable of $2,100 at rate of $100 per meeting per director.

On August 31, 2010 we issued a US$175,000, 5% per annum secured promissory note to Source ReWork Program, Inc. (“Source”). The note was secured by the Eagleford’s interest in the Matthews Lease, Zavala County, Texas. US$100,000 of the note was repaid on March 18, 2011. The balance of US$75,000 (CDN $73,380) of the note together with accrued interest was due and payable on August 31, 2011. For the year ended August 31, 2011 interest of $6,115 was recorded and included in accounts payable. On September 1, 2011 we repaid to Source Rework Program, Inc. the promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250.

At August 31, 2011 the Company has a US$960,000 (2011 CDN $939,264), 6% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2010 $US$960,000). The note was payable on the earlier of December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The note has been extended until June 30, 2012 with an interest rate of 10% per annum. For the year ended August 31, 2011 interest of $56,356 was recorded and included in accounts payable (August 31, 2010 $26,863). The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas. The Company may, in its sole discretion, repay any portion of the principal amount. On January 3, 2012 the Company issued 515,406 common shares as full settlement of interest due at December 31, 2011 in the amount of US$102,102.

On September 2, 2011 the Company received $20,000 and issued a promissory note to Tonbridge Financial Corp. The note is due on demand and bears interest at a rate of 10% per annum. Interest is payable annually on the anniversary date of the note.

At August 31, 2011 included in accounts payable is $68,918 due to Gottbetter & Partners LLP for legal fees (August 31, 2010 - $82,154). Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is sole owner of Gottbetter & Partners LLP and Gottbetter Capital Group, Inc.

During the year ended August 31, 2011, the Company received US$2,490,000 and $149,000 and issued promissory notes to seven shareholders. The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. Subsequent to the year ended August 31, 2011 and to the date of this Annual Report the Company issued 639,297 common shares as full settlement of interest due in the amount of US$166,000 and CDN$14,900.

Subsequent to the year ended August 31, 2011 and to the date of this Annual Report the Company received $186,845 and US$165,000 and issued promissory notes to five shareholders of the Company. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the note.

Inter-Company Balances

As at August 31, 2011, the inter-company balance due from our wholly owned subsidiary 1354166 Alberta was $88,000. As at August 31, 2011, the inter-company balance due from our wholly owned subsidiary Dyami Energy was $3,782,893. As of January 31, 2011, the inter-company balance due from 1354166 Alberta is $88,000 and the inter-company balance due from Dyami Energy is $4,101,798.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8     FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Litigation

Except as discussed below there are no pending legal proceedings to which we or our subsidiary is a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us except for the following:

Subsequent to the year ended August 31, 2011, a vendor of Dyami Energy has filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the claim has been recorded in accounts payable and the outcome of this claim is uncertain at this time.

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

ITEM 9     THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 37,716,076 were issued and outstanding as of January 31, 2012. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constating documents.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, with such rights, preferences and privileges as may be determined from time to time by our board of directors.  There were no preferred shares outstanding at January 31, 2012.

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

	Period (1)	High	Low
Fiscal Year August 31, 2011	Year Ended August 31, 2011	$2.03	$0.70
Fiscal Year August 31, 2010	Year Ended August 31, 2010	$1.30	$0.05

Fiscal Year 2011 By Quarter	First Quarter ended 11/30/2010	$2.03	$0.80
	Second Quartered Ended 02/28/2011	$2.00	$1.00
	Third Quartered Ended 05/31/2011	$1.24	$0.84
	Fourth Quartered Ended 08/31/2011	$1.75	$0.70

Fiscal Year 2010 By Quarter	First Quarter ended 11/30/2009	$0.00	$0.00
	Second Quartered Ended 02/28/2010	$0.05	$0.05
	Third Quartered Ended 05/31/2010	$0.00	$0.00
	Fourth Quartered Ended 08/31/2010	$1.30	$0.73

Calendar Year 2011 by Month	August	$1.18	$0.70
	September	$0.70	$0.30
	October	$0.48	$0.23
	November	$0.38	$0.30
	December	$0.38	$0.20
Calendar Year 2012 by Month	January	$0.44	$0.19

Notes

(1)	Our stock commenced trading on the OTBCC on October 22, 2009.

(2)	The closing price on the OTCBB for our common stock on January 31, 2012 was $0.27.

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

At the Annual and Special Meeting of Shareholders to be held on February 24, 2012, shareholders will be asked to consider, and if deemed advisable, to repeal and replace the Corporation's current By-Law No. 1 and Special By-Law No. 1 (the "Old By-Laws") with a new By-Law No. 1 (the "New By-Laws") in order to reflect the current circumstances and practices of the Company and certain amendments to the Business Corporations Act (Ontario) (the "OBCA"), which came into force on August 1, 2007.

The material changes may be summarized as follows:

(a)	The quorum necessary for board meetings has changed from requiring two of five directors to a majority of the number of directors or minimum number of directors required by the articles, and if the Corporation has fewer than three directors, all of the directors must be present at any meeting of directors to constitute a quorum for the transaction of business;

(b)	Conflict of interest provisions have been added to reflect amendments to the OBCA prohibiting conflicted directors from attending any part of a meeting during which the contract or transaction creating the conflict is discussed;

(c)	Indemnity provisions have been added to reflect OBCA amendments which have broadened the language of indemnity coverage to include "investigative or other proceedings in which the indemnitee is involved because of association with the corporation" and which also now permit the Company to advance monies to an indemnified individual for costs, charges and expenses associated with such proceedings;

(d)	The record date for notice of meetings of shareholders has been added to reflect OBCA amendments (as a result of this amendment, the record date shall not precede by more than sixty days nor by less than thirty days the date on which the meeting is to be held); and

(e)	The notice and waiver provisions have been amended to reflect OBCA amendments that allow for persons to send notices and consents to waive by electronic means in accordance with the Electronic Commerce Act, 2000.

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

 1,000,000 Warrants exercisable at US$1.00 to purchase 1,000,000 common shares expiring on December 10, 2011 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011; and

500,000 Warrants exercisable at US$1.50 to purchase 500,000 common shares expiring on June 10, 2012 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011. The fair value of the warrants was recorded as compensation expense and contributed surplus

On November 5, 2010 we terminated the agreement with Garwood dated June 10, 2010 and as a result 36,430 warrants were cancelled out of the 333,333 warrants issued exercisable at $1.00 expiring December 10, 2011 and 18,215 warrants were cancelled out of the 166,667 warrants issued exercisable at $1.50 expiring June 10, 2012 and on December 10, 2011, 296,903 common share purchase warrants expired. On December 11, 2011, 296,903 warrants exercisable at $1.00 expired.

On August 31, 2010 we acquired a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Lease Interest”). As consideration for the Lease Interest we paid on closing $212,780 (US$200,000), satisfied by US$25,000 paid in cash on closing and $186,183 (US$175,000), 5% secured promissory note.US$100,000 of principal together with accrued interest was due and payable on February 28, 2011 and US$75,000 of principal together with accrued interest was due and payable on August 31, 2011. On March 18, 2011 we paid to Source US$100,000 of the promissory note and on September 1, 2011 we paid the balance of the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250.

On August 31, 2010, we acquired 100% the issued and outstanding membership interests of Dyami Energy LLC, a Texas limited liability corporation for consideration of $4,218,812. (US$3,965,422) satisfied by (i) the issuance of 3,418,467 units of the Company. Each unit is comprised of one common share and one-half a purchase warrant. Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014 (the “Units’) and (ii) the assumption of $1,021,344 (US$960,000) of Dyami Energy debt by way of a secured promissory note. The note bears interest at 6% per annum, is secured by the Leases and was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The due date of the note has been extended until June 30, 2012 with an interest rate of 10% per annum.

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

E.           TAXATION

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of our common shares which are traded on the OTCBB, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the "Treaty") entitled to the full benefit of the Treaty and is not a resident, or deemed to be a resident, of Canada, deals at arm's length and is not affiliated with the Company, did not acquire our common shares by virtue of employment, is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the Income Tax Act (Canada) (the "ITA"), holds our common shares as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her common shares in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a "non-resident holder").

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

Controlled Foreign Corporation Regime (“CFC”) ..  If a U.S. Holder (or person defined as a U.S. persons under Section 7701(aX301 of the Code) owns 10% or more of the total combined voting power of all classes of our stock (, a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, we would be a “controlled foreign corporation”..  This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of our Company (as defined by the Code) and our earnings invested in “US property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged.  It is not clear the CFC regime would apply to the U.S. Holders of our common shares, and is outside the scope of this discussion.

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

I.           SUBSIDIARY INFORMATION

Not Applicable.  This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

ITEM 11       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed in varying degrees of risks arising from financial its instruments. The Company does not participate in the use of derivative financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations and limited exposure to credit and market risks while ensuring greater returns on any surplus funds. There were no changes to the objectives or the process from the prior year. Cash and cash equivalents and marketable securities are the only financial instruments and are classified as level 1 financial instruments in the fair value hierarchy.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective April 1, 2009, the Company adopted the recommendations of the Emerging Issues Committee Abstract EIC -173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities. These recommendations were particularly applied in evaluating the fair values of the Company’s marketable securities.

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institution is an international bank and the brokerage firm is a reputable Canadian brokerage firm.

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and ongoing litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligation on time.

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the latter portion of 2009, as anticipated, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in high volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support teams to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

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

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2011 and 2010 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2011		2010
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$78,965	$64,607	$115,911	$94,837
Net loss	$(745,378)	$(759,736)	$(678,172)	$(699,246)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the CDN dollar relative to US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars at August 31, 2011 and 2010:

Financial Instruments	2011	2010
Cash and cash equivalents	$117,383	$5,046
Accounts receivable	72,487	21,926
Due from related party	-	1,245
Accounts payable	656,401	198,015
Shareholder loans	2,790,000	-
Secured notes payable	1,035,000	1,135,000
Total US$	$4,671,271	$1,361,232
CDN dollar equivalent at year end (1)	$4,570,372	$1,448,215

(1)	Translated at the exchange rate in effect at August 31, 2011 $0.9784 (August 31, 2010 - $1.0639)

For the year ended August 31, 2011 the Company had a foreign exchange gain of $164,800 due to the fluctuations in the CDN dollar compared to the US dollar. For the year ended August 31, 2011 a 1% increase/decrease in the exchange rate is estimated to give rise to a change in net loss and comprehensive loss of approximately $1,904. The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

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

Management assessed the effectiveness of our internal control over financial reporting as of August 31, 2011 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of August 31, 2011, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2011 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

It is the policy of the Audit Committee that all audit and non-audit services are pre-approved prior to engagement. Before the initiation of each audit, the principal accountant submits a budget of the expected range of expenditures to complete their audit engagement (including Audit Fees, Audit-Related Fees and Tax Fees) to the Audit Committee for approval. In the event that the principal accountant exceeds these parameters, the individual auditor is expected to communicate to management the reasons for the variances, so that such variances can be ratified by the Audit Committee. As a result, 100% of expenditures within the scope of the noted budget are approved by the Audit Committee.

During fiscal 2011 and 2010 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Schwartz Levitsky Feldman llp, Chartered Accountants for the years ended August 31, 2011 and August 31, 2010 are as follows:

Nature of Services	Fees Paid to Auditor in Year- ended August 31, 2011	Fees Paid to Auditor in Year- ended August 31, 2010
Audit Fees(1)	$55,000	$37,000
Audit-Related Fees(2)	Nil	$4,900
Tax Fees(3)	Nil	7,500
All Other Fees(4)	Nil	Nil
TOTALS	$55,000	$49,400

Notes:

1.	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in "Audit Fees".

3.	"Tax Fees" include fees for all professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

4.	"All Other Fees" include all fees for products and services provided by the Company's auditors not included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".

D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.           CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning on page F-1:

1.           Audited Consolidated Financial Statements of Eagleford Energy Inc. for the years ended August 31, 2011, 2010 and 2009, comprised of the following:

(a)	Management Report

(b)	Independent Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2011, 2010 and 2009;

(c)	Consolidated Balance Sheets as at August 31, 2011 and 2010;

(d)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2011, 2010 and 2009;

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2011, 2010 and 2009;

(f)	Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2011, 2010 and 2009;

(g)	Notes to Consolidated Financial Statements.

ITEM 18     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19     EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

1.1*	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978

1.2*	Articles of Amendment dated January 14, 1985

1.3*	Articles of Amendment dated August 16, 2000

1.4*	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.5*	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.6***	Articles of Amalgamation dated November 30, 2009

4.1*	2000 Stock Option Plan

4.2*	Code of Business Conduct and Ethics

4.3*	Audit Committee Charter

4.4*	Petroleum and Natural Gas Committee Charter

4.5*	Compensation Committee Charter

4.6*	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.

4.7 **	Amended Audit Committee Charter

4.8****	Amended Stock Option Plan

4.9******	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010

4.10******	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010

4.11******	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010

4.12*****	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010

4.13******	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010

4.14*******	Amended Stock Option Plan February 24, 2011

4.15	Amendment dated December 31, 2010 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC

4.16	Consent of Sproule Associates Limited

8.1	Subsidiaries of Eagleford Energy Inc.

12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer

13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer

*	Previously filed by Registrant on April 29, 2009 as part of Registration Statement on Form 20 F (SEC File No. 0 53646)

**	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009 (SEC File No. 0-53646)

***	Previously Filed by Registrant on Form 6-K on December 1, 2009

****	Previously filed by Registrant on Form 20F/A on March 12, 2010

*****	Previously filed by Registrant on Form 6-K on September 16, 2010

******	Previously Filed by Registrant on Form 20F on February 11, 2011

*******	Previously filed by Registrant on Form 6-K on January 27, 2011

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina
Title: President and Chief Executive Officer

Date: February 16, 2012

INDEX TO FINANCIAL STATEMENTS

1. Audited Consolidated Financial Statements of Eagleford Energy Inc. for the years ended August 31, 2011, 2010 and 2009, comprised of the following:

(a)	Management Report	F-2

(a)	Independent Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2011, 2010 and 2009;	F-3

(b)	Consolidated Balance Sheets as at August 31, 2011 and 2010;	F-5

(c)	Consolidated Statements of Operations and Comprehensive Loss and Deficit for the years ended August 31, 2011, 2010 and 2009;	F-6

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2011, 2010 and 2009;	F-7

(e)	Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2011, 2010 and 2009;	F-8

(f)	Notes to Audited Consolidated Financial Statements.	F-9 – F-37

MANAGEMENT REPORT

To the Shareholders of Eagleford Energy Inc.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Board is also responsible for recommending the appointment of the Company’s external auditors.

Schwartz Levitsky Feldman llp, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to the shareholders; their report follows. The external auditors have full and free access to, and are available to meet periodically and separately with, the Audit Committee of the Board and management to discuss their audit findings. The Board of Directors approved the consolidated financial statements.

/s/ James Cassina	/s/ Milton Klyman

James Cassina, President	Milton Klyman, Director

December 22, 2011

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO •   MONTREAL

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Eagleford Energy Inc.

We have audited the accompanying consolidated financial statements of Eagleford Energy Inc., which comprise the consolidated balance sheets as at August 31, 2011 and 2010 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years ended August 31, 2011, 2010 and 2009 and summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation   of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.   An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Eagleford Energy Inc. as at August 31, 2011 and 2010, and its financial performance and its consolidated cash flows for the years ended August 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw your attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $752,557 during the year ended August 31, 2011 and, as of that date the Company’s current liabilities exceeded its current assets by $4,870,621. These conditions, along with other matters as set forth in Note 1 describes matters indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as going concern.

F-3

/s/ SCHWARTZ LEVITSKY FELDMAN LLP

Toronto, Ontario , Canada	Chartered Accountants
December 22, 2011	Licensed Public Accountants

2300 Yonge Street, Suite 1500
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

August 31,	2011	2010

Assets
Current
Cash and cash equivalents	$165,266	$43,776
Marketable securities (Note 6)	1	1
Accounts receivable (Note 5)	127,546	53,060
Prepaid expenses and deposits (Note 9(i))	44,285	-
Due from related party (Note 10)	-	1,325
	337,098	98,162
Oil and gas interests (Note 7)
Developed	243,000	314,000
Undeveloped	8,898,128	5,695,290
	9,141,128	6,009,290
	$9,478,226	$6,107,452

Liabilities
Current
Accounts payable and accrued liabilities	$1,258,839	$488,741
Secured notes payable (Note 12)	1,012,644	186,183
Shareholder loans (Note 10)	2,936,236	57,500
Loan payable (Note 11)	-	110,000
	5,207,719	842,424
Long term
Secured notes payable (Note 12)	-	1,021,344
Asset retirement obligations (Note 8)	50,208	3,907
	50,208	1,025,251
	5,257,927	1,867,675

Shareholders’ Equity
Share capital (Note 9)	4,635,556	3,817,184
Warrants (Note 9)	1,969,516	2,096,078
Contributed surplus (Note 9)	85,019	43,750
Deficit	(2,469,792)	(1,717,235)
	4,220,299	4,239,777
	$9,478,226	$6,107,452

Going Concern (Note 1)

Related Party Transactions and Balances (Note10)

Commitments and Contingencies (Note 18)

Subsequent Events (Note 19)

On behalf of the Board:

/s/ James Cassina                    Director

/s/ Milton Klyman                   Director

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

For the years ended August 31	2011	2010	2009

Oil and Gas Operations
Revenue	$71,786	$105,374	$56,199

Operating Costs	67,611	102,590	83,187
Depletion	23,136	38,370	26,638
	90,747	140,960	109,825

Loss from oil and gas operations	(18,961)	(35,586)	(53,626)

Expenses
Management fees (Note10)	56,250	24,000	18,000
Office and general	16,142	2,474	5,150
Professional fees	210,633	152,844	106,770
Transfer and registrar costs	61,560	45,206	24,965
Head office services	113,828	41,738	16,125
Write down of oil and gas interests	49,464	54,630	105,805
Interest	265,889	5,750	-
Salaries and wages	44,061	-	-
Marketing and public relations	88,569	-	-
Gain on foreign exchange	(164,800)	-	-
Consulting fees	-	326,511	-
	741,596	653,153	276,815

Operating loss for the year before under noted	(760,557)	(688,739)	(330,441)
items
Gain on disposal of marketable securities	8,000	-	-
Interest	-	30	1,580

Net loss and comprehensive loss	$(752,557)	$(688,709)	$(328,861)

Loss per share, basic and diluted	$(0.024)	$(0.028)	$(0.019)

Weighted average shares outstanding (Note 9)	31,927,228	24,687,130	17,646,295

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the years ended August 31,	2011	2010	2009

Cash provided by (used in)
Operating activities
Net loss for the year	$(752,557)	$(688,709)	$(328,861)
Adjustments for non-cash items:
Depletion	23,136	38,370	26,638
Accretion of asset retirement obligations	551	273	130
Write-down of oil and gas interests	49,464	54,630	105,805
Imputed interest	5,750	5,750	-
Asset retirement obligations	45,750	-	-
Shares and warrants issued for services (Note 20)	88,569	326,511	-
Gain on disposal of marketable securities	(8,000)	-	-
Unrealized foreign exchange gain	(96,443)	-	-
Net change in non-cash working capital (Note 20)	696,937	43,855	23,955
	53,157	(219,320)	(172,333)
Investing activities
Oil and gas interests, net	(3,204,438)	(26,597)	(10,000)
Proceeds on disposal of marketable securities	8,000	-	-
Acquisition of 1354166 Alberta Ltd.	-	-	90,499
Acquisition of Dyami Energy LLC	-	5,369	-
	(3,196,438)	(21,228)	80,499
Financing activities
Warrants exercised	594,475	147,000	-
Shareholder loans	2,878,736	-	-
Secured notes payable, net	(98,440)	-	-
Repayment of loan payable	(110,000)	-	-
Share issue costs on acquisition of Dyami Energy LLC	-	(35,581)	-
Proceeds from private placements, net	-	-	180,013
Repayment to note holders pursuant to acquisition of 1354166 Alberta Ltd.	-	-	(118,000)
	3,264,771	111,419	62,013

Net increase (decrease) in cash for the year	121,490	(129,129)	(29,821)

Cash and cash equivalents, beginning of year	43,776	172,905	202,726

Cash and cash equivalents, end of year	$165,266	$43,776	$172,905
Cash and cash equivalents consists of:
Cash	$165,266	$43,776	$72,392
Guaranteed investment certificates	-	-	100,513
	$165,266	$43,776	$172,905

Supplemental Cash Flow Information and Non-cash Transactions (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

	(Note 9)		(Note 9)		(Note 9)
					CONTRI-
	SHARE CAPITAL		WARRANTS		BUTED
	Number	Amount	Number	Amount	SURPLUS	DEFICIT	TOTAL
Balance August 31, 2008	10,471,739	$467,604	2,575,000	$100,875	$38,000	$(699,665)	$(93,186)
Private placement	2,600,000	67,600	2,600,000	62,400	-	-	130,000
Private placement	1,000,256	26,007	1,000,256	24,006	-	-	50,013
Issuance of units on acquisition of 1354166 Alberta Ltd.	8,910,564	231,675	8,910,564	213,853	-	-	445,528
Debt settlement	1,250,000	32,500	1,250,000	30,000	-	-	62,500
Net loss for the year					-	(328,861)	(328,861)
Balance August 31, 2009	24,232,559	825,386	16,335,820	431,134	38,000	(1,028,526)	265,994
Warrants exercised	2,100,000	197,400	(2,100,000)	(50,400)			147,000
Warrants issued for services			500,000	326,511			326,511
Issuance of units on acquisition of Dyami Energy LLC	3,418,467	2,829,979	1,709,233	1,388,833			4,218,812
Transaction costs		(35,581)					(35,581)
Imputed interest					5,750		5,750
Net loss for the year						(688,709)	(688,709)
Balance August 31, 2010	29,751,026	3,817,184	16,445,053	2,096,078	43,750	(1,717,235)	4,239,777
Warrants exercised	3,710,346	722,572	(3,710,346)	(128,097)			594,475
Units issued as compensation	100,000	95,800	50,000	37,054			132,854
Warrants cancelled			(54,645)	(35,519)	35,519		-
Imputed interest					5,750		5,750
Net loss and comprehensive loss for the year						(752,557)	(752,557)
Balance August 31, 2011	33,561,372	$4,635,556	12,730,062	$1,969,516	$85,019	$(2,469,792)	$4,220,299

The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

1.	Nature of Operations and Going Concern

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2011, the Company had a working capital deficiency of $4,870,621 and an accumulated deficit of $2,469,792. Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow to fund its operations and obligations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities.

2.	Significant Accounting Policies

These consolidated financial statements of Eagleford have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The preparation of these consolidated financial statements in accordance with generally accepted accounting principles in United States (“US GAAP”) have resulted in differences to the consolidated balance sheets and the consolidated statements of operations and comprehensive loss and consolidated statements of shareholders’ equity from the consolidated financial statements prepared using Canadian GAAP (see Note 17).

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

2.	Significant Accounting Policies (cont’d)

Principles of Consolidation

On November 12, 2009, the Company’s wholly owned subsidiary, 1406768 Ontario Inc. changed its name to Eagleford Energy Inc. On November 30, 2009 the Company amalgamated with Eagleford Energy Inc. and continued operations as Eagleford Energy Inc. The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly owned subsidiaries, 1354166 Alberta Ltd., an Alberta operating company, and Dyami Energy LLC, a Texas limited liability exploration stage company. All inter-company account transactions have been eliminated on consolidation.

Oil and Gas Interests

The Company follows the successful efforts method of accounting for its oil and gas interests.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found has sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction means is by not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expect to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on any undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at great distances;
(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are schedules to be drilled within five years, unless the specific circumstances justify a longer time; and
(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

2.	Significant Accounting Policies (cont’d)

Depletion and Depreciation

Depletion of oil and gas properties and depreciation of production equipment are calculated on the unit of production basis based on:

(a) total estimated proved reserves calculated in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b) total capitalized costs, excluding undeveloped lands and unproved costs, plus estimated future development costs of proved undeveloped reserves; and

(c) relative volumes of oil and gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Impairment of Long-Lived Assets

The carrying values of property and equipment are reviewed for impairment whenever events or circumstances indicate that the recoverable amount may be less than the carrying value. The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. When impairment is indicated, the amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value based on estimated discounted cash flows from use or disposition.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest with joint partners, are recognize, on the basis of the Company’s working interest in those properties (the entitlement method), on receipt of a statement of account from the operators of the properties.

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

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

2.	Significant Accounting Policies (cont’d)

Foreign Currencies

The functional and reporting currency of the Company is the Canadian dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets.

One of the Company’s subsidiaries uses the US Dollar as the functional currency. However, this subsidiary is considered integrated to Eagleford Energy Inc’s operations since it relies on the Company to fund its operations. Hence translation gains and losses of this subsidiary are charged to the consolidated statement of operations.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2011 was $1 (2010 - $1) (see Note 6).

Financial Instruments

All financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the applicable accounting standards.

Cash and cash equivalents are designated as “held-for-trading” and is measured at fair value, which approximates carrying value.

Marketable securities are designated as “held-for-trading” and measured at fair value with unrealized gains and losses recorded in net income until the security is sold or if an unrealized loss is considered other than temporary, the unrealized loss is expensed. Unrealized gains and losses represent the net difference between the total average costs of short term assets on hand and their fair value based on quoted market prices for the marketable securities.

Accounts receivable are designated as “loans and receivable” and are carried at amortized cost. Accounts payable and accrued liabilities, secured notes payable and shareholder loans are designated as ”other financial liabilities” and are carried at amortized cost.

The CICA Handbook Section 3862 – “Financial Instruments – Disclosure”, requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

2.	Significant Accounting Policies (cont’d)

Financial Instruments (cont’d)

Level 1 – fair values are based on quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values are based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Cash Equivalents

Cash equivalents include trust accounts, and term deposits with maturities of less than three months.

Estimates and Measurement Uncertainty

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the values and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date. Actual results may differ from those estimated.

Areas where management is required to make significant estimates are as follows:

i.	Depletion and impairment of Oil and Gas Interests are determined using estimates for resource reserves, and the impairment assessment of Oil and Gas Interests requires further assumptions for future commodity prices, royalties, operating costs, development costs, abandonment costs, and the fair value of unproven properties, all of which are inherently uncertain. To mitigate the risk that inappropriate assumptions are used, estimates are evaluated by independent reserve evaluators.

ii.	The provision for asset retirement obligations requires management to estimate the timing and amount of cash flows required to retire its Oil and Gas Interests.

iii.	The Company uses the Black-Scholes option pricing model to determine the fair value of stock options and common share purchase warrants granted. This model requires management to estimate the volatility of the Company’s future share price, expected lives of stock options and warrants and future dividend yields.

iv.	The recognition of future income tax assets requires judgment as to whether future taxable income will be sufficient to realize the benefit of these tax assets.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements for current and future periods could be significant.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recognized in the financial statements if realization is considered more likely than not. A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not more likely than not.

Non-Monetary Transactions

Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3831 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation

The Company follows a fair value based method of accounting for all Stock-based Compensation and Other Stock-based Payments to employees and non-employees. The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The quoted market price of the Company’s shares on the date of issuance under any stock compensation plan is considered as fair value of the shares issued.

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

2.	Significant Accounting Policies (cont’d)

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

3.	Change in Accounting Policies and Future Accounting Pronouncements

Change in Accounting Policies

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements. The company will adopt these standards concurrently with IFRS.

Future Accounting Pronouncements

Adoption of International Financial Accounting Standards (“IFRS”)

Public companies in Canada were required to adopt IFRS for the years beginning on or after January 1, 2011. For the company, the adoption date is September 1, 2011

Consequently, effective September 1, 2011, the Company adopted IFRS as the basis for preparing its consolidated financial statements.. The company will prepare its consolidated financial statements for the first quarter ending November 30, 2011 in accordance with IFRS, which will include comparative data for the prior year also prepared in accordance with IFRS as well as an opening IFRS balance sheet at September 1, 2010

The initial phase of implementation included conceptual application of the new rules, analysis of the Company’s accounting data and assessment of key areas that may be impacted and a consideration of the exemptions allowed under IFRS1, first-time adoption of IFRS. In this phase, Property, Plant and Equipment, Exploration and Evaluation Assets, Impairment Testing and Asset Retirement Obligations were identified as key areas.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

4.	Business Acquisitions

2010 Acquisition

On August 31, 2010, Eagleford acquired 100% the issued and outstanding membership interests of Dyami Energy LLC, a Texas limited liability company (“Dyami Energy”).The purchase price was satisfied by (i) the issuance of 3,418,467 units of the Company. Each unit is comprised of one common share and one-half a purchase warrant. Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014 (the “Units”); and (ii) the assumption of US$960,000 of Dyami Energy debt by way of a secured promissory note.  The note bears interest at 6% per annum, is secured by the Murphy and Matthews leases and is payable on the earlier of December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000.

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

The fair value of the Dyami Energy transaction was approximately $4,218,812 (US$3,965,422) paid through the issuance of 3,418,467 Eagleford Units and the assumption and issuance of a $1,021,344 (US$960,000) secured promissory note. The purchase price allocation to the fair values of the assets and liabilities of Dyami Energy acquired as at August 31, 2010 was as follows:

Consideration:
Issuance of 3,418,467 Eagleford units	$4,218,812
Total consideration	$4,218,812
Allocated to:
Cash	5,369
Accounts receivable	11,371
Drilling advances	7,266
Prepaid expenses	16,060
Oil and gas interests	5,472,464
Accounts payable and accrued liabilities	(272,374)
Note payable	(1,021,344)
Net assets acquired	$4,218,812
Incurred transaction costs:
Financial advisory, legal and other expenses	$35,581

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

4.	Business Combinations (cont’d)

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

Following the closing, the Company paid to note holders of 1354166 Alberta the amount of $118,000 by cash payment.  The acquisition was accounted for using the purchase method of accounting where the Company is identified as the acquirer. The purchase price allocation to the fair values of the assets and liabilities acquired as at February 27, 2009 was as follows:

Consideration:
Issuance of 8,910,564 Eagleford units at $0.05 per unit	$445,528
Transaction costs	10,000
Total consideration	$455,528
Allocated to:
Oil and gas interests	538,995
Notes payable and working capital deficit	(79,963)
Asset retirement obligation	(3,504)
Net assets acquired	$455,528
Incurred transaction costs:
Financial advisory, legal and other expenses	$10,000

5.	Accounts Receivable

The Company’s accounts receivable balances at August 31, 2011 and 2010 are as follows:

	August 31, 2011	August 31, 2010
Trade receivables	$11,739	$55,797
HST receivable	43,275	23,935
Other receivables (1)	72,532	23,328
Allowance for doubtful accounts	-	-
Balance	$127,546	$53,060

(1)	Included in other receivables are amounts due from joint interest partners.

6.	Marketable Securities

	August 31, 2011	August 31, 2010
Investments in quoted companies
(Fair value $1 (2010 - $1)	$1	$1

The Company holds securities of entities whose shares are listed on an exchange for trading.  Accordingly, in prior years, management has written down the investments to a nominal value of $1. During the year, the Company sold one of its previously written down securities for gross proceeds of $8,000 (see Note 2).

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

7.	Oil and Gas Interests

	August 31,	August 31,
	2011	2010
Developed – Canada
Net book value at	$314,000	$407,000
Change in asset retirement obligations estimate	1,600	-
Depletion	(23,136)	(38,370)
Impairment	(49,464)	(54,630)
Total developed, Alberta Canada	243,000	314,000

Undeveloped - USA
Acquisition of a 10% interest in the Matthews Lease	212,780	212,780
Acquisition of oil and gas interests (Dyami Energy)	5,472,464	5,472,464
Exploration expenditures	10,046	10,046
Net book value at	5,695,290	5,695,290
Exploration expenditures	3,158,688	-
Asset retirement obligation	44,150	-
Total undeveloped, Texas, USA	8,898,128	5,695,290
Total developed and undeveloped	$9,141,128	$6,009,290

Developed -Canada

The Company has a 5.1975% interest in a producing natural gas unit located in the Botha area of Alberta, Canada. In addition the Company holds a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta to which no reserves were assigned.

The Company performed an impairment test calculation at August 31, 2011 and 2010 using forecast prices and costs to assess the potential impairment of its developed oil and gas interests located in Canada. The oil and gas future prices are based on the commodity price forecast of the Company’s independent reserve evaluators. At August 31, 2011 the Company recorded an impairment of $49,464 (2010 - $54,630).

Undeveloped – USA

The undeveloped properties have been excluded from the depletion base and have been assessed separately for impairment.  No impairment allowance has been made during the year ended August 31, 2011 or 2010, based on management’s best estimate of the fair value of the properties.  Due to subjectivity related to their fair value assessments, by their nature such assessments are subject to measurement uncertainty.

Mathews Lease, Zavala County, Texas, USA

On June 14, 2010, Eagleford acquired a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas for consideration of $212,780.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

7.	Oil and Gas Interests (cont’d)

On August 31, 2010 the Company acquired all of the issued and outstanding membership interests of Dyami Energy, an exploration stage company.  Dyami Energy holds a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million in the Matthews Lease, subject to the San Miguel formation farmout agreement noted below. The royalties payable under the Matthews Lease are 25%.

Dyami Energy acquired its interest in the Matthews Lease through a Purchase and Sale Agreement dated February 8, 2010 and amended October 15, 2010 (the “Agreement”). Under the terms of the Agreement, Dyami Energy had the following commitments:

(a)	On or before August 23, 2010 Dyami Energy shall commence operations to drill an Initial Test Well on Matthews Lease to a depth of not less than 3,000 feet below the surface or to the base of the San Miguel “D” formation;

(b)	On or before July 8, 2011, Dyami Energy shall commence operations to perform an injection operation (by use of steam, nitrogen or other) in the San Miguel formation on the Initial Test Well or any other well located on the Matthews Lease; and

(c)	On or before January 1, 2011, Dyami Energy shall commence a horizontal well to test the Eagle Ford shale formation with a projected lateral length of not less than 2,500 feet (the “Second Test Well”).

Dyami Energy’s 15% working interest partner has an obligation to participate in each of the operations provided for in (a), (b) and (c) above and if the partner fails to bear its share of the costs of such operations, the partner shall forfeit its interest in and to the well and the applicable spacing unit.

In August 2010, Dyami Energy commenced operations to drill its Matthews/Dyami #1-H well to a measured depth of 8,563 feet including  3,300 horizontal feet into the Eagle Ford shale formation and accordingly Dyami Energy satisfied (a) and (c) above.   The well has been logged and cored and the Company is formulating a detailed frac design and completion plan.

In order to satisfy (b) above on March 29, 2011 the Company spud the Matthews/Dyami #3 well and drilled to a vertical depth of approximately 3,500 feet to the base of the San Miguel formation. The Company completed a nitrified acid injection operation and the well has been placed on production testing.

On March 31, 2011 the Company entered into a Farmout Agreement (the “Farmout”) from surface to the base of the San Miguel formation (the “San Miguel”) on the Matthews Lease. Under the Farmout, the farmee may spend up to US$1,050,000 on exploration and development of the San Miguel to earn a maximum of 42.50% working interest (31.875% net revenue interest). Under the terms of the Farmout, the farmee may earn an initial 25% of the Company’s working interest in the San Miguel by paying 100% of the costs to drill, complete, equip and perform an injection operation on a vertical test well to a depth of approximately 3,500 feet (the “Initial Test Well”). After the performance of the Initial Test Well, the farmee may increase its working interest to 50% of the Company’s working interest by spending the entire $1,050,000 on additional operations on the San Miguel in a good faith effort to produce hydrocarbons. During the year ended August 31, 2011, the Company incurred $744,837 in costs related to the Matthews/Dyami #3 well and $71,871 is included in accounts receivable. As of August 31, 2011 the Company had not assigned any interest to the farmee in the San Miguel formation.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

7.	Oil and Gas Interests (cont’d)

Dyami Energy is the designated operator under the provisions of the Matthews Lease Operating Agreement.

The Matthews Oil and Gas Lease has a primary term of three years commencing April 12, 2008 and is now being held under a continuous drilling program provision which requires a well to be drilled every 180 days. Upon cessation of timely drilling, rights for further drilling expire on all acreage not included in a production unit which shall be re-assigned (see Note 19).

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

Dyami Energy acquired its interest in the Murphy Lease through an Assignment Agreement dated effective February 3, 2010 (the “Assignment”). The Murphy Oil and Gas Mineral Lease (“Mineral Lease Agreement’) has a primary term of three years commencing on February 2, 2010. Under the terms of the Assignment and the Mineral Lease Agreement, Dyami Energy had a commitment to spud a well to a depth to sufficiently test the Eagle Ford Shale formation by August 3, 2010 or pay a lease delay payment of US $25 per acre totaling US$65,925 in the aggregate (paid July 28, 2010) to extend the period to commence drilling for 180 days to January 30, 2011. On January 20, 2011, Dyami Energy spud its Murphy/Dyami #1 test well and drilled to a vertical depth of approximately 4,588 feet and accordingly satisfied this   commitment.

Dyami Energy is required to drill a well every six months in order to maintain the Murphy Lease. Upon cessation of timely drilling, rights for further drilling expire on all acreage not included in a production unit which shall be re-assigned (see Note 19).

On July 30, 2011 Dyami Energy spud its second test well the Murphy/Dyami #2 and drilled to a vertical depth of approximately 4,415 feet. The Company is formulating completion programs for the Murphy/Dyami #1 and Murphy/Dyami #2 wells.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

8.	Asset Retirement Obligations

The Company’s asset retirement obligations result from net ownership interests in oil and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at August 31, 2011 was approximately $102,974 which will be incurred between 2022 and 2030 (2010 - $8,568). A credit-adjusted risk-free rate of 7% and an annual inflation rate of 3.9% were used to calculate the future asset retirement obligation.

	2011	2010
Balance, beginning of year	$3,907	$3,634
Additions	44,150	-
Accretion expense	551	273
Change in estimates	1,600	-
	$50,208	$3,907

9.	Share Capital and Contributed Surplus

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

Common Shares	Number	Amount
Balance at August 31, 2008	10,471,739	$467,604
February 5, 2009 private placement (note a)	2,600,000	67,600
February 25, 2009 private placement (note b)	1,000,256	26,007
February 27, 2009 acquisition (note c)	8,910,564	231,675
February 27, 2009 debt settlement (note d)	1,250,000	32,500
Balance at August 31, 2009	24,232,559	825,386
Exercise of warrants (note e)	2,100,000	197,400
August 31, 2010 acquisition, net of transaction costs (note f)	3,418,467	2,794,398
Balance August 31, 2010	29,751,026	3,817,184
Exercise of warrants (note h)	3,710,346	722,572
Issued as compensation (note i)	100,000	95,800
Balance August 31, 2011	33,561,372	$4,635,556

(a)           On February 5, 2009, the Company completed a non-brokered private placement of 2,600,000 units at a purchase price of $0.05 per unit for gross proceeds of $130,000. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share. The amount allocated to warrants based on relative fair value using Black Scholes model was $62,400.

(b)           On February 25, 2009, the Company completed a non-brokered private placement of 1,000,256 units at a purchase price of $0.05 per unit for gross proceeds of approximately $50,013. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share. The amount allocated to warrants based on relative fair value using Black Scholes model was $24,006.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

9.	Share Capital and Contributed Surplus (cont’d)

(c)          On February 27, 2009, the Company acquired the issued and outstanding shares of 1354166 Alberta for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014. The amount allocated to warrants based on relative fair value using Black Scholes model was $213,853.

(d)          On February 27, 2009, the Company entered into an agreement with a non-related party, to settle debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share. The amount allocated to warrants based on relative fair value using Black Scholes model was $30,000.

(e)          During the year ended August 31, 2010, 1,100,000 warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $77,000 and 1,000,000 warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $70,000. The amount allocated to warrants based on relative fair value using Black Scholes model was $50,400.

(f)           On August 31, 2010, the Company acquired all of the issued and outstanding membership interests of Dyami Energy and issued 3,418,467 units of the Company. Each unit consists of one common share and one half a common share purchase warrant. Each full warrant is exercisable at US$1.00 to purchase one common share until August 31, 2014.  The fair value of the acquisition was estimated to be $4,218,812. Transaction costs of $35,581 were recorded as a reduction to share capital. The amount allocated to warrants based on relative fair value using Black Scholes model was $1,388,833.

(g)          Effective June 10, 2010, the Company retained Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial Advisor to the Company for a period of two years. Under the terms of the Gar Wood engagement, the Company agreed to pay a fee of 6% of the gross proceeds raised and issue 1,500,000 common share purchase warrants (the “Warrants”) as follows:

1,000,000 Warrants are exercisable at US$1.00 to purchase 1,000,000 common shares expiring on December 10, 2011 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011; and 500,000 Warrants are exercisable at US$1.50 to purchase 500,000 common shares expiring on June 10, 2012 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011. The amount allocated to warrants based on relative fair value using the Black Scholes model was $214,372 and $112,139 respectively and the total, $326,511 was recorded as compensation expense.

On November 5, 2010, the Company terminated the agreement dated June 10, 2010 with Gar Wood. As a result 36,430 warrants exercisable at $1.00 expiring December 10, 2011 were cancelled and 18,215 warrants were exercisable at $1.50 expiring June 10, 2012 were cancelled. The amount allocated to warrants based on relative fair value using the Black Scholes model was $23,315 and $12,204 respectively and the total, $35,519 was recorded as an increase to contributed surplus.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

9.	Share Capital and Contributed Surplus (cont’d)

(h)              During the year ended August 31, 2011, 500,000 common share purchase warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $35,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $12,000; 600,000 common share purchase warrants were exercised at $0.07 expiring February 25, 2014 for proceeds of $42,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $14,400; 35,346 common share purchase warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $2,475. The amount allocated to warrants based on relative fair value using the Black Scholes model was $822; and 2,575,000 common share purchase warrants were exercised at $0.20 expiring April 14, 2011 for proceeds of $515,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $100,875.

(i)           On April 29, 2011, the Company entered into a consulting agreement with a service provider to provide corporate marketing and public relations to the Company for a period of six months. As compensation, the Company agreed to issue 100,000 common shares and 50,000 common share purchase warrants exercisable at US $1.25 per common share expiring May 4, 2012. The amount allocated to common shares was based on the share price at the time of issuance, amounting to $95,800 and $37,054 for the warrants based on the estimated fair value using the Black Scholes pricing model. $88,569 was recorded as marketing and public relations expense and $44,285 was recorded as prepaid expenses at August 31, 2011.

The following table summarizes the changes in warrants for the years then ended:

	2011		2010		2009
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
Warrants	Warrants	Price	Warrants	Price	Warrants	Price
Outstanding beginning of year	16,445,053	$0.22	16,335,820	$0.09	2,575,000	$0.20
Issued	50,000	1.25	2,209,233	1.04	13,760,820	0.07
Exercised	(2,575,000)	0.20	(2,100,000)	0.07	-	-
Exercised	(1,113,346)	0.07	-	-	-	-
Cancelled	(36,430)	1.00	-	-	-	-
Cancelled	(18,215)	1.50	-	-	-	-
Outstanding end of year	12,730,062	$0.24	16,445,053	$0.22	16,335,820	$0.09

The following table summarizes the outstanding warrants as at August 31, 2011:

Number of		Exercise		Expiry	Warrant
Warrants	Note	Price		Date	Value ($)
1,000,000	(note a, e, h)		$0.07	February 5, 2014	$24,000
400,256	(note b, h)		$0.07	February 25, 2014	9,606
9,125,218	(note c, d, e, h)		$0.07	February 27, 2014	219,031
296,903	(note g)	US$	1.00	December 10, 2011	191,057
148,452	(note g)	US$	1.50	June 10, 2012	99,935
1,709,233	(note f)	US$	1.00	August 31, 2014	1,388,833
50,000	(note i)	US$	1.25	May 4, 2012	37,054
12,730,062					$1,969,516

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

9.	Share Capital and Contributed Surplus (cont’d)

The fair value of the warrants issued during the year ended August 31, 2011, 2010 and 2009 were estimated on the date of issue using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used	2011
Risk-free interest rate	1.7%
Expected volatility	254%
Expected life (years)	1
Dividend yield	0%
Fair value of the warrants issued on May 4, 2011	$0.74

Black-Scholes Assumptions used	2010
Risk-free interest rate	3%
Expected volatility	234%
Expected life (years)	4
Dividend yield	0%
Fair value of the warrants issued on June 10, 2010	$0.65
Fair value of the warrants issued on August 31, 2010	$0.81

Black-Scholes Assumptions used	2009
Risk-free interest rate	3%
Expected volatility	170%
Expected life (years)	4
Dividend yield	0%
Fair value of the warrants issued on February 5, 2009	$0.05
Fair Value of the warrants issued on February 25, 2009	$0.05
Fair Value of the warrants issued on February 27, 2009	$0.05

The weighted average basic and diluted shares outstanding at August 31, 2011, 2010 and 2009 is as follows:

Weighted Average Shares Outstanding	2011	2010	2009
Weighted average shares outstanding, basic	31,927,228	24,687,130	17,646,295
Dilutive effect of warrants	13,273,114	16,008,996	9,749,557
Weighted average shares outstanding, diluted	45,200,342	40,696,126	27,395,852

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 6,170,205 common shares.  To date, no options have been issued.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

9.           Share Capital and Contributed Surplus (cont’d)

Contributed Surplus

Contributed surplus transactions for the respective years are as follows:

Amount
Balance, August 31, 2008 and 2009	$38,000
Imputed interest	5,750
Balance, August 31, 2010	43,750
Cancellation of warrants (note g)	35,519
Imputed interest (see Note 10)	5,750
Balance, August 31,2011	$85,019

10.           Related Party Transactions and Balances

The following transactions with an individual related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

	2011	2010 (1)	2009 (1)
Management fees to the President and Director of the Company	$56,250	$24,000	$18,000

(1)	Management fees to the former President of the Company.

At August 31, 2011 included in accounts payable are management fees payable to the President of $56,250 (2010 – Nil).

At August 31, 2011 the amount of directors’ fees included in accounts payable was $8,800 (2010 - $6,700).

On February 5, 2009, a corporation in which the Company’s former President has voting and significant investment interest, acquired 1,600,000 Units at a price of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

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

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

10.          Related Party Transactions and Balances   (cont’d)

On February 27, 2009, Eagleford acquired the issued and outstanding shares of 1354166 Alberta for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.   Following the closing, the Company paid to note holders of 1354166 Alberta the amount of $118,000 by cash payment.

At August 31, 2010 the Company issued a US$175,000, 5% per annum secured promissory note to Source Re Work Program, Inc. (“Source”). On March 18, 2011 the Company re-paid to Source US$100,000 of the promissory note. Eric Johnson is the President of Source, a shareholder of the Company and was the Vice President of Operations for Dyami Energy until April 13, 2011.  During the year ended August 31, 2011, the Company paid to Eric Johnson expenses of US$5,506 and salary of US$43,750 (see Note 12 and Note 19).

At August 31, 2011 the Company has a US$960,000, 6% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”).  Benchmark is a shareholder of the Company. For the year ended August 31, 2011 interest of $55,356 was recorded and included in accounts payable (August 31, 2010 - $26,863) (see Note 12).

At August 31, 2011 included in accounts payable is $68,918 due to Gottbetter & Partners LLP for legal fees (August 31, 2010 - $82,154). Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is sole owner of Gottbetter & Partners LLP and Gottbetter Capital Group, Inc.

The loan payable of $57,500 is due to a shareholder and is unsecured, non-interest bearing and repayable on demand. For the year ended August 31, 2011 interest was imputed at a rate of 10% per annum and interest of $5,750 was recorded and included in contributed surplus (August 31, 2010 -  $5,750).

During the year ended August 31, 2011, the Company received US$2,490,000 and $149,000 and issued promissory notes to seven shareholders. The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. At August 31, 2011 accrued interest of $171,640 is included in accounts payable.

During the year ended August 31, 2011, Company received US$300,000 and issued a promissory note to the President of the Company. The note is due on demand and bears interest at 10% per annum.  Interest is payable annually on the anniversary date of the note. For the year ended August 31, 2011 interest of $26,135 was recorded and included in accounts payable (see Note 19).

11.         Loan Payable

The loan payable in the amount of $110,000 was due to an arms’ length 3 rd party and was unsecured, non-interest bearing and repayable on demand.  On May 4, 2011 the Company repaid the demand loan in full.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

12.         Secured Notes Payable

On August 31, 2010 the Company issued a US$175,000, 5% per annum secured promissory note to Source Re Work Program, Inc. (“Source”). The note was secured by the Eagleford’s interest in the Matthews Lease, Zavala County, Texas.  US$100,000 of the note was due on February 28, 2011 and was repaid on March 18, 2011. The balance of US$75,000 (CDN $73,380) of the note together with accrued interest is due and payable on August 31, 2011. For the year ended August 31, 2011 interest of $6,115 was recorded and included in accounts payable (see Note 19).

At August 31, 2011 the Company has a US$960,000 (2011 CDN $939,264), 6% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2010 $US$960,000). The note is payable on the earlier of December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000.   For the year ended August 31, 2011 interest of $56,356 was recorded and included in accounts payable (August 31, 2010 $26,863). The note   is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas. The Company may, in its sole discretion, repay any portion of the principal amount (see Note 10).

13.         Segmented Information

The Company’s only segment is oil and gas exploration and production and includes two geographic areas, Canada and the United States. The accounting policies applied to Eagleford’s operating segments are the same as those described in the summary of significant accounting policies.

Geographic information:

The following is segmented information as at and for the year ended August 31, 2011:

	Year ended August 31, 2011		As at August 31, 2011
	Interest and other income	Net (loss)	Oil and gas interests	Other assets
Canada	$71,786	$(696,643)	$243,000	$264,611
United States	-	(55,914)	8,898,128	72,487
Total	$71,786	$(752,557)	$9,141,128	$337,098

The following is segmented information as at and for the year ended August 31, 2010:

	Year ended August 31, 2010		As at August 31, 2010
	Interest and other income	Net (loss)	Oil and gas interests	Other assets
Canada	$105,404	$(688,709)	$314,000	$68,141
United States	-	-	5,695,290	30,021
Total	$105,404	$(688,709)	$6,009,290	$98,162

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

14.         Financial Instruments and Concentration of Risks

The Company is exposed in varying degrees of risks arising from financial its instruments. The Company does not participate in the use of derivative financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations and limited exposure to credit and market risks while ensuring greater returns on any surplus funds -. There were no changes to the objectives or the process from the prior year. Cash and cash equivalents and marketable securities are the only financial instruments and are classified as level 1 financial instruments in the fair value hierarchy.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective April 1, 2009, the Company adopted the recommendations of the Emerging Issues Committee Abstract EIC -173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities. These recommendations were particularly applied in evaluating the fair values of the Company’s marketable securities.

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institution is an international bank and the brokerage firm is a reputable Canadian brokerage firm.

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and ongoing litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligation on time.

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

14.          Financial Instruments and Concentration of Risks (cont’d)

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets.  Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the latter portion of 2009, as anticipated, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in high volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support teams to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

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

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2011 and 2010 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2011		2010
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$78,965	$64,607	$115,911	$94,837
Net loss	$(745,378)	$(759,736)	$(678,172)	$(699,246)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

14.         Financial Instruments and Concentration of Risks (cont’d)

(ii)          Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the CDN dollar relative to US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars at August 31, 2011 and 2010:

Financial Instruments	2011	2010
Cash and cash equivalents	$117,383	$5,046
Accounts receivable	72,487	21,926
Due from related party	-	1,245
Accounts payable	656,401	198,015
Shareholder loans	2,790,000	-
Secured notes payable	1,035,000	1,135,000
Total US$	$4,671,271	$1,361,232
CDN dollar equivalent at year end (1)	$4,570,372	$1,448,215

(1)	Translated at the exchange rate in effect at August 31, 2011 $0.9784 (August 31, 2010 - $1.0639)

For the year ended August 31, 2011 the Company had a foreign exchange gain of $164,800 due to the fluctuations in the CDN dollar compared to the US dollar. For the year ended August 31, 2011 a 1% increase/decrease in the exchange rate is estimated to give rise to a change in net loss and comprehensive loss of approximately $1,904. The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

(iii)         Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

15.         Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings.  Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operation cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at August 31, 2011and 2010 the Company considers its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended August 31, 2011.

The Company is not subject to any externally imposed restrictions on its capital requirements.

16.         Income Taxes

The Company has capital losses in the amount of approximately $195,852 (2010 - $195,852) which may be carried forward indefinitely to offset future capital gains, and non capital losses in the amount of approximately $1,349,189 (2010 - $794,304) available for carry forward purposes.  The non-capital losses expire as follows:

2014	$46,501
2015	47,434
2026	55,415
2027	42,337
2028	49,166
2029	264,244
2030	286,991
2031	557,101
$1,349,189

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

16.          Income Taxes (cont’d)

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 28% to 31% (2010 - 28% to 31%) (2009 - 25% to 29%) for federal and provincial taxes is as follows:

	2011	2010	2009
Taxes at statutory rates	$(225,259)	$(203,169)	$(88,792)
Non-taxable items and others	81,421	154,677	47,326
Change in valuation allowance	143,838	48,492	41,466
	$-	$-	$-

The significant components of the Company's future tax asset are summarized as follows:

	2011	2010
Operating loss carry forwards	$337,297	$198,576
Share issue costs	6,119	11,959
Marketable securities	1,467	1,467
Capital losses carry forwards	24,482	24,482
Oil and gas interests	29,016	17,939
Cumulative eligible capital	1,319	1,418
Future tax asset	399,700	255,841
Valuation allowance	(399,700)	(255,841)
	$-	$-

The Company has provided a full valuation allowance against future tax assets at August 31, 2011, due to uncertainties in the Company's ability to utilize its net operating losses.

17.         Reconciliation to Accounting Principles Generally Accepted in the United States

These consolidated financial statements have been prepared in accordance with "Canadian GAAP". Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from "US GAAP" and in SEC Regulation S-X are described and quantified below.

The significant differences between Canadian GAAP and US GAAP which had any impact on the consolidated balance sheet and consolidated statement of cash flows are noted below.

Oil and Gas Interests

In applying the successful efforts method under US GAAP (Regulation S-X Article 4-10), the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues from proved reserves at 10% as opposed to utilizing the fair market value and probable reserves are excluded. During the year an impairment loss of $219,464 (2010-$104,630) for US GAAP and an impairment loss of $49,464 (2010-$54,630) was recorded for Canadian GAAP.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

17.          Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

If US GAAP was followed, the effect on the consolidated balance sheet would be as follows:

	2011	2010
Total assets according to Canadian GAAP	$9,478,226	$6,107,452
Additional impairment of oil and gas interests	(170,000)	(50,000)
Total assets according to US GAAP	$9,308,226	$6,057,452

	2011	2010
Total shareholders’ equity according to Canadian GAAP	$4,220,299	$4,239,777
Deficit adjustment per US GAAP
Additional impairment of oil and gas interests	(170,000)	(50,000)
Total shareholders’ equity according to US GAAP	$4,050,299	$4,189,777

If US GAAP was followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2011	2010	2009
Net loss according to Canadian GAAP	$752,557	$688,709	$328,861
Add: Additional impairment of oil and gas interests	170,000	50,000	73,638
Net loss according to US GAAP	$922,557	$738,709	$402,499
Loss per share, basic and diluted	$(0.029)	$(0.030)	$(0.023)
Shares used in the computation of loss per share	31,927,228	24,687,130	17,646,295

Adoption of New Accounting Policies

FASB Accounting Standards Update ("ASU") No. 2010-13 was issued in April 2010, and amends and clarifies ASC 718 with respect to the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU did not have a material effect on the Company.

In April 2010, the FASB issued ASU 2010-14, “Accounting for Extractive Activities — Oil & Gas”.  ASU 2010-14 amends paragraph 932-10-S99-1 due to SEC Release No. 33-8995, "Modernization of Oil and Gas Reporting."  The amendments to the guidance on oil and gas accounting are effective August 31, 2010, and did not have a significant impact on the Company's financial position that, if it is unable to raise additional capital, it may find it necessary to substantially reduce or cease operations.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

17.          Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

Future Accounting Pronouncements

In January 2010, FASB issued ASU 2010-06 "Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurement" was issued, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

1.	Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.
2.	Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

1.	Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.
2.	Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from major categories of assets to classes of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In December 2010, the FASB issued ASU 2010-28 "Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test For Reporting Units With Zero or Negative Carrying Amounts" ("ASU 2010-28").Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

17.          Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

Future Accounting Pronouncements (cont’d)

In December 2010, the FASB issued ASU 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"). ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

In April 2011, the FASB issued ASU No. 2011-02, A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring, as codified in ASC 310, Receivables. The amendments in this update provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. The amendments in this update are effective for the period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The Company does not expect this update to have a material impact on its consolidated financial statements.

The Company will transition to IFRS on September 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP. Accordingly, the Company has not assessed the impact of adopting future US accounting pronouncements with an application date of September 1, 2011 or beyond in its financial statements and disclosures (see Note 3).

18.         Commitments and Contingencies

The Company has drilling commitments on its Mathews Lease and Murphy Lease located in Zavala County, Texas, USA (see Note 7).

Subsequent to the year ended August 31, 2011, a vendor of Dyami Energy has filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges.  The full amount of the claim has been recorded in accounts payable and the outcome of this claim is uncertain at this time.  Any legal costs will be expensed as incurred.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

19.         Subsequent Events

On September 1, 2011 the Company repaid to Source, the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250.

Subsequent to the year ended August 31, 2011, the Company commenced drilling its Matthews/Dyami #2H well located in Zavala County, Texas.

Subsequent to the year ended August 31, 2011, the Company issued 639,297 common shares to promissory note holders as full settlement of interest due in the amount of US$166,000 and CDN$14,900.

Subsequent to the year ended August 31, 2011, the Company received $198,845 and US$165,000 and issued promissory notes to five shareholders of the Company. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the note.

20.           Supplemental Cash Flow Information and Non-cash Transactions

The following table summarizes the non-cash transactions for the years ended August 31:

	2011	2010	2009
Issuance of shares and warrants for services	$88,569	$326,511	-
Acquisition of subsidiary	-	4,213,443	$445,528
Issuance of units on acquisition of subsidiary	-	(4,213,443)	(445,528)
Transaction costs	-	35,581	-
Warrants cancelled	(35,519)	-	-
Secured notes payable-Long term	-	1,021,344	-
Secured notes payable-Current	-	186,183	-
Shares issued to settle debt		-	62,500
Prepaid portion of shares for services	44,285	-	-

The following table summarizes the supplemental cash flow information for the years ended August 31:

Supplemental cash flow information	2011	2010	2009
Income taxes paid	$-	$10,215	$-
Interest paid	-	-	-

The following table summarizes the changes in non-cash working capital for the years ended August 31:

	2011	2010	2009
Accounts receivable	$(74,486)	$(9,312)	$(9,297)
Accounts payable	770,098	63,382	33,252
Due from related party	1,325	-	-
Income taxes payable	-	(10,215)	-
Net change	$696,937	$43,855	$23,955

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended August 31, 2011, 2010 and 2009

21.          Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in 2011.

22.         Seasonality and Trend Information

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

INDEX TO EXHIBITS

1.1*	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978

1.2*	Articles of Amendment dated January 14, 1985

1.3*	Articles of Amendment dated August 16, 2000

1.4*	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.5*	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.6***	Articles of Amalgamation dated November 30, 2009

4.1*	2000 Stock Option Plan

4.2*	Code of Business Conduct and Ethics

4.3*	Audit Committee Charter

4.4*	Petroleum and Natural Gas Committee Charter

4.5*	Compensation Committee Charter

4.6*	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.

4.7**	Amended Audit Committee Charter

4.8****	Amended Stock Option Plan

4.9******	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010

4.10******	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010

4.11******	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010

4.12*****	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010

4.13******	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010

4.14*******	Amended Stock Option Plan February 24, 2011

4.15	Amendment dated December 31, 2010 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC

4.16	Consent of Sproule Associates Limited

8.1	Subsidiaries of Eagleford Energy Inc.

12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer

13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer

*	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)

**	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009 (SEC File No. 0-53646)

***	Previously Filed by Registrant on Form 6 K on December 1, 2009

****	Previously filed by Registrant on Form 20F/A on March 12, 2010

*****	Previously filed by Registrant on Form 6-K on September 16, 2010

******	Previously Filed by Registrant on Form 20F on February 11, 2011

*******	Previously filed by Registrant on Form 6-K on January 27, 2011

i