Form 20-F/A
period 2011-08-31
Eagleford Energy Inc.
filed 2012-04-23
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

ii

EXPLANATORY NOTE

Eagleford Energy Inc. (“Eagleford” or the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended August 31, 2011, which was originally filed with the Securities and Exchange Commission on February 16, 2012. This Amendment No. 1 is being filed to include Exhibit 4.17, Evaluation of the P&NG Reserves of the Company as of August 31, 2011. Except as described above, no other amendments, disclosures, alterations or updates are being made to the Annual Report on 20-F as originally filed. In addition, as required by Rule 12b-15 under the Exchange Act, new certifications of our principal executive and financial officer are filed as exhibits to this Amendment No. 1.

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

ITEM 18     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19     EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

1.1*	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978

1.2*	Articles of Amendment dated January 14, 1985

1.3*	Articles of Amendment dated August 16, 2000

1.4*	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.5*	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.6***	Articles of Amalgamation dated November 30, 2009

4.1*	2000 Stock Option Plan

4.2*	Code of Business Conduct and Ethics

4.3*	Audit Committee Charter

4.4*	Petroleum and Natural Gas Committee Charter

4.5*	Compensation Committee Charter

4.6*	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.

4.7 **	Amended Audit Committee Charter

4.8****	Amended Stock Option Plan

4.9******	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010

4.10******	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010

4.11******	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010

4.12*****	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010

4.13******	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010

4.14*******	Amended Stock Option Plan February 24, 2011

4.15********	Amendment dated December 31, 2010 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC

4.16********	Consent of Sproule Associates Limited

4.17	Evaluation of the P&NG Reserve of Eagleford Energy Inc.

8.1********	Subsidiaries of Eagleford Energy Inc.

12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer

13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer

*	Previously filed by Registrant on April 29, 2009 as part of Registration Statement on Form 20 F (SEC File No. 0 53646)

**	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009 (SEC File No. 0-53646)

***	Previously Filed by Registrant on Form 6-K on December 1, 2009

****	Previously filed by Registrant on Form 20F/A on March 12, 2010

*****	Previously filed by Registrant on Form 6-K on September 16, 2010

******	Previously Filed by Registrant on Form 20F on February 11, 2011

*******	Previously filed by Registrant on Form 6-K on January 27, 2011

********	Previously filed by Registrant on Form 20F on February 16, 2012

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina
Title: President and Chief Executive Officer

Date: April 23, 2012

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

INDEX TO EXHIBITS

1.1*	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978

1.2*	Articles of Amendment dated January 14, 1985

1.3*	Articles of Amendment dated August 16, 2000

1.4*	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.5*	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.)

1.6***	Articles of Amalgamation dated November 30, 2009

4.1*	2000 Stock Option Plan

4.2*	Code of Business Conduct and Ethics

4.3*	Audit Committee Charter

4.4*	Petroleum and Natural Gas Committee Charter

4.5*	Compensation Committee Charter

4.6*	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.

4.7**	Amended Audit Committee Charter

4.8****	Amended Stock Option Plan

4.9******	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010

4.10******	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010

4.11******	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010

4.12*****	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010

4.13******	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010

4.14*******	Amended Stock Option Plan February 24, 2011

4.15********	Amendment dated December 31, 2010 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC

4.16********	Consent of Sproule Associates Limited

4.17	Evaluation of the P&NG Reserve of Eagleford Energy Inc.

8.1********	Subsidiaries of Eagleford Energy Inc.

12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer

13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer

*	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)

**	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009 (SEC File No. 0-53646)

***	Previously Filed by Registrant on Form 6 K on December 1, 2009

****	Previously filed by Registrant on Form 20F/A on March 12, 2010

*****	Previously filed by Registrant on Form 6-K on September 16, 2010

******	Previously Filed by Registrant on Form 20F on February 11, 2011

*******	Previously filed by Registrant on Form 6-K on January 27, 2011

********	Previously filed by Registrant on Form 20F on February 16, 2012

i