Form 20-F
period 2012-08-31
Eagleford Energy Inc.
filed 2012-12-31
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2012

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of August 31, 2012 was 96,707,667 shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ‘

   Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐      No ☒

Table of Contents

GENERAL		1
NOTE REGARDING FORWARD-LOOKING STATEMENTS		1
PART I		1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
A.	DIRECTORS AND SENIOR MANAGEMENT	1
B.	ADVISERS	1
C.	AUDITORS	1
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	2
A.	OFFER STATISTICS	2
B.	METHOD AND EXPECTED TIMETABLE	2
ITEM 3	KEY INFORMATION	2
A.	SELECTED FINANCIAL DATA	2
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4	INFORMATION ON THE COMPANY	10
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	11
B.	BUSINESS OVERVIEW	14
C.	ORGANIZATIONAL STRUCTURE	16
D.	PROPERTY, PLANTS AND EQUIPMENT	16
ITEM 4A	UNRESOLVED STAFF COMMENTS	23
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	OPERATING RESULTS
B.	LIQUIDITY AND CAPITAL RESOURCES	45
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	46
D.	TREND INFORMATION	46
E.	OFF-BALANCE SHEET ARRANGEMENTS	47
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	47
G.	SAFE HARBOR	51
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	51
A.	DIRECTORS AND SENIOR MANAGEMENT	51
B.	COMPENSATION	52
C.	BOARD PRACTICES	55
D.	EMPLOYEES	62
E.	SHARE OWNERSHIP	62
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64
A.	MAJOR SHAREHOLDERS	64
B.	RELATED PARTY TRANSACTIONS	65
C.	INTERESTS OF EXPERTS AND COUNSEL	66
ITEM 8	FINANCIAL INFORMATION	66
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	66
B.	SIGNIFICANT CHANGES	68
ITEM 9	THE OFFER AND LISTING	68
A.	OFFER AND LISTING DETAILS	68
B.	PLAN OF DISTRIBUTION	69

i

C.	MARKETS	69
D.	SELLING SHAREHOLDERS	69
E.	DILUTION	69
F.	EXPENSES OF THE ISSUE	69
ITEM 10	ADDITIONAL INFORMATION	69
A.	SHARE CAPITAL	69
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	69
C.	MATERIAL CONTRACTS	72
D.	EXCHANGE CONTROLS	74
E.	TAXATION	75
F.	DIVIDENDS AND PAYING AGENTS	78
G.	STATEMENT BY EXPERTS	78
H.	DOCUMENTS ON DISPLAY	78
I.	SUBSIDIARY INFORMATION	78
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	78
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	82
A.	DEBT SECURITIES	82
B.	WARRANTS AND RIGHTS	82
C.	OTHER SECURITIES	82
D.	AMERICAN DEPOSITORY SHARES	82
PART II		82
ITEM 13	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	82
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83
ITEM 15	CONTROLS AND PROCEDURES	83
ITEM 16	[RESERVED]	84
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	84
ITEM 16B	CODE OF ETHICS	84
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	85
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	85
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	85
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	85
ITEM 16G	CORPORATE GOVERNANCE	86
ITEM 16H	MINE SAFETY DISCLOSURE	86
PART III		86
ITEM 17	FINANCIAL STATEMENTS	86
ITEM 18	FINANCIAL STATEMENTS	86
ITEM 19	EXHIBITS	86

ii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “Eagleford” mean Eagleford Energy Inc., and its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting and presentation currency and our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Note 18 to our consolidated financial statements provides a reconciliation of our August 31, 2011 consolidated financial statements to IFRS from the previous Canadian generally accepted accounting principles. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

Except as noted, the information set forth in this Annual Report is as of November 30, 2012 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2012 and 2011. You should read this information in conjunction with our Audited Consolidated Financial Statements and related notes (Item 18), as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this Annual Report.

Our consolidated financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Note 18 to our consolidated financial statements provides a reconciliation of our August 31, 2011 consolidated financial statements to IFRS from the previous Canadian generally accepted accounting principles. The selected consolidated statement of operations data set forth below for the years ended August 31, 2012 and 2011 and the selected consolidated statement of financial position information set forth below as of August 31, 2012 and 2011 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Annual Report under Item 18 – Financial Statements.

EAGLEFORD ENERGY INC.

Prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”)

(STATED IN CANADIAN DOLLARS)

Except share and per share data

CONSOLIDATED STATEMENT OF FINANCIAL POSITION INFORMATION	YEARS ENDED AUGUST 31,
	2012	2011
Cash and cash equivalents	$330,003	$165,266
Total assets	$8,998,016	$9,575,976
Total liabilities	$6,047,663	$6,848,676
Total shareholders’ equity	$2,950,353	$2,727,300

CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION	YEARS ENDED AUGUST 31,
	2012	2011
Revenue
Natural gas sales, net of royalties	$39,218	$56,916
Expenses
Operating costs	28,471	52,190
Depletion and accretion	20,509	23,912
General and administrative	705,591	502,474
Marketing and public relations	46,272	88,569
Impairment loss on property and equipment	50,774	48,249
Interest expense	88,789	68,199
Loss (gain) loss on derivative warrant liabilities	46,655	(126,410)
Loss on settlement of debt	1,465,465	-
Stock based compensation	95,910	-
Stock based compensation-non employees	75,062	-
Compensation expense on re-pricing of units	188,625	-
Loss (gain) on foreign exchange	36,283	(161,340)
Gain on disposal of marketable securities	-	(8,000)
	2,848,406	487,843

Net loss	$(2,809,188)	$(430,927)

Foreign currency translation	(160)	(109,303)

Comprehensive loss	$(2, 809,348)	$(540,230)

Loss per share, basic and diluted	$(0.034)	$(0.007)

Weighted average shares outstanding, basic and diluted *	81,769,733	63,854,456

*Reflects March 16, 2012 two-for-one stock split

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.00 per US$0.9931 (or US$1.00 per CDN$1.0069) as of November 30, 2012.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	YEARS ENDED AUGUST 31,
	2012	2011	2010	2009	2008
Average exchange rate CDN$ per US$1.00	0.9925	0.9783	1.0640	1.0967	1.0631
Average exchange rate US$ per CDN$1.00	1.0075	1.0217	0.9360	0.9033	0.9369

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended November 30, 2012 are as follows:

	Exchange rate CDN$ per US$1.00
Month	Low	High
November 2012	0.9927	1.0029
October 2012	0.9763	1.0003
September 2012	0.9723	0.9901
August 2012	0.9862	1.0061
July 2012	1.0014	1.0207
June 2012	1.0190	1.0417

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

D.	RISK FACTORS

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in our securities.

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.  Both the exploration and development of oil and gas reserves can be capital-intensive businesses. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2012, we had a working capital deficiency of $3,819,056 and an accumulated deficit of $4,946,515. We do not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from August 31, 2012. Our ability to continue operations and fund our liabilities is dependent on our ability to secure additional financing and cash flow. We are pursuing such additional sources of financing and cash flow to fund our operations and obligations and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

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

We have a pending litigation which could have a material effect on our financial condition or profitability. The lessors of the Matthews lease expressed their belief that the lease had terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. We disagree and believe that we are in compliance with the terms of the lease. We are defending the allegation and countersuing the lessors for repudiation of the lease and seeking damages. At August 31, 2012, we carry our investment in the Matthews lease at approximately $4,645,534 and the outcome of litigation is uncertain at this time. If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss on the consolidated statement of operations and a reduction in exploration and evaluation assets, when determined (See Item 8.A Consolidated Financial Statements and Other Financial Information – Litigation).

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

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions are continuing, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.   Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of the date of this Annual report we have 1,050,000 common share purchase options outstanding to purchase 1,050,000 common shares and 48,043,680 warrants outstanding to purchase 48,043,680 common shares (see Item 5 Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Warrant Liabilities).

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

The termination or expiration of any of our licenses and leases may have a material adverse effect on our results of operations.   Our properties are held in the form of licenses and leases and working interests in licenses and leases. If we, or the holder of the license or lease, fail to meet the specific requirement of a license or lease, the license or lease may terminate or expire. We may not meet the obligations required to maintain each license or lease. The termination or expiration of our licenses or leases or the working interests relating to a license or lease may have a material adverse effect on our results of operations and business (See Item 8.A Consolidated Financial Statements and Other Financial Information – Litigation for a discussion of our pending litigation matter involving our Matthews lease).

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

Through Dyami Energy LLC we hold a 75% working interest before payout which reduces to a 61.50% working interest after payout of $12,500,000 of production revenue in the Matthews lease. Directly, we hold a 10% working interest before payout which reduces to a 7.50% working interest after payout of $15,000,000 of production revenue in the Matthews lease. We have entered into a farm out agreement for a portion of our working interests from the surface to the base of the San Miguel formation in the Matthews Lease. The Matthews lease comprises approximately 2,629 gross acres of land in Zavala County, Texas (See Item 8.A Consolidated Financial Statements and Other Financial Information – Litigation).

Through Dyami Energy LLC we hold a 100% working interest in the Murphy Lease comprising approximately 2,637 acres of land in Zavala County, Texas subject to a 10% carried interest on the drilling costs from surface to base of the Austin Chalk formation, and a 3% carried interest on the drilling costs from the top of the Eagle Ford shale formation to basement on the first well drilled into a serpentine plug and for the first well drilled into a second serpentine plug, if discovered.

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

On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta Ltd. (“1354166 Alberta”), a company incorporated on October 3, 2007 in the Province of Alberta Canada (the "Transaction") under the Business Corporations Act (Alberta).  In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholders’ loans in 1354166 by cash payment. . Each unit is comprised of one share of our common stock (each a "Share") and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock at a purchase price of $0.07 per share. 1354166 is a private company that has a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area of Alberta, Canada.

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

Effective June 10, 2010, we retained Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial Advisor to the Company for a period of two years. Under the terms of the Gar Wood engagement, we agreed to pay a fee of 6% of the gross proceeds raised and issue 1,500,000 common share purchase warrants. (

On November 5, 2010 we terminated the agreement with Gar Wood dated June 10, 2010. As a result 36,430 warrants were cancelled out of the 333,333 warrants issued exercisable at $1.00 expiring December 10, 2011 and 18,215 warrants were cancelled out of the 166,667 warrants issued exercisable at $1.50 expiring June 10, 2012. On December 10, 2011 296,903 warrants exercisable at US $1.00 expired. During the year ended August 31, 2012 all of the remaining warrants expired unexercised.

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

On August 31, 2010, we acquired 100% of the issued and outstanding membership interests of Dyami Energy LLC, a Texas limited liability corporation for consideration of $4,218,812. (US$3,965,422) satisfied by (i) the issuance of 3,418,467 units of the Company. Each unit is comprised of one common share and one-half a purchase warrant. Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014 (the “Units’) and (ii) the assumption of $1,021,344 (US$960,000) of Dyami Energy debt by way of a secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). The note bears interest at 6% per annum, is secured by Dyami’s interest in the Matthews and Murphy leases and was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The due date of the note has been extended until November 30, 2012 with an interest rate of 10% per annum. On January 3, 2012 we issued 515,406 pre forward split common shares to shares Benchmark as full settlement of interest due at December 31, 2011 in the amount of $103,028.

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

The Members of Dyami entered into lock up agreements on closing and placed 50% of the Units in escrow (1,709,234 common shares and 854,617 purchase warrants) until such time that we receive a National Instrument 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease (the “Report”). In the event the Report is not received by Dyami Energy within two years of the closing date of the acquisition, the escrow units are to be returned to us for cancellation. On August 31, 2012 we cancelled the 50% of Units held in escrow as the conditions precedent had not been satisfied and the time allowed for performance expired.

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

On March 31, 2011 we entered into a Farmout Agreement (the “Farmout”) from surface to the base of the San Miguel formation (the “San Miguel”) on the Matthews Lease located in Zavala County, Texas. Under the Farmout, the farmee may spend up to US$1,050,000 on exploration and development of the San Miguel to earn a maximum of 42.50% working interest (31.875% net revenue interest). Under the terms of the Farmout, the farmee may earn an initial 25% of the Company’s working interest in the San Miguel by paying 100% of the costs to drill, complete, equip and perform an injection operation on a test well to a depth of approximately 3,500 feet (the “Initial Test Well”). After the performance of the Initial Test Well, the farmee may increase its working interest to 50% of the Company’s working interest by spending the entire $1,050,000 on additional operations on the San Miguel in a good faith effort to produce hydrocarbons. We received US$647,536 from the farmee against costs of $711,395 related to the drilling, completion and injection operation of the Matthews/Dyami #3 well. As of the date of this Annual Report we have not assigned any interest to the farmee in the San Miguel formation.

During the fiscal year ended August 31, 2011 we drilled four wells we spent $3,262,782 on exploration expenditures related to the Matthews and Murphy Leases.

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

During the year ended August 31, 2011 we paid $98,440 of secured notes and a $110,000 loan payable.

As of the close of business on March 16, 2012, we completed a two-for-one forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock.

During the year ended August 31, 2012 we completed a financing of 12,575,000 units in the capital of the Company for net proceeds of $2,086,718.

During the year ended August 31, 2012, we issued 17,150,000 units as full settlement of debt and shareholders’ loans in the amount of $857,500 and issued 3,278,392 common shares as full settlement of interest due on a secured note and shareholders’ loans in the amount of $369,885.

During the year ended August 31, 2012, we received cash of $321,845 and US$175,000 and issued demand promissory notes bearing interest at 10% per annum.

During the twelve months ended August 31, 2012, we paid $73,380 of secured notes and US$480,000 of shareholders’ loans.

For the twelve months ended August 31, 2012, we incurred $1,559,763 in exploration expenditures related to the leases in Zavala County, Texas.

During the year ended August 31, 2012, the lessors of the Matthews Lease expressed their belief that the lease had terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. We disagree and believe that we are in compliance with the terms of the lease. We are defending the allegation and countersuing the lessors for repudiation of the lease and seeking damages (See Item 8.A Consolidated Financial Statements and Other Financial Information – Litigation).

Subsequent to our year ended August 31, 2012, we completed a financing of 2,249,790 units in the capital of the Company for US$0.20 per unit for net proceeds of $405,650. Each unit is comprised on one common share and one-half a common share purchase warrant with each full warrant entitling the holder to acquire one common share of the Company at US$0.50 or a period of three years from the date of issue.

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

Our past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, loans and advances and cash flow from our oil and gas operations.

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

We have a 0.5% Non Convertible Overriding Royalty (“NCOR”) in a natural gas well located in Haynes, Alberta, Canada a 5.1975% working interest in a natural gas unit located in Alberta, Canada.

We also have an 85% working interest before payout (69% working interest after payout) in Matthews lease comprising 2,629 gross acres of land in Zavala County, Texas. We have entered into a farm out agreement for a portion of our working interests from the surface to the base of the San Miguel formation in the Matthews Lease. As of the date of this Annual Report, we have not assigned any working interest in the San Miguel formation (See, Item 8.A Consolidated Financial Statements and Other Financial Information - Litigation).

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

We have a 0.3% Net Smelter Return Royalty on 8 patented mining claims located in Red Lake, Ontario, Canada.

For the three fiscal years ending August 31, 2012, 2011 and 2010 the total revenue, net of royalties derived from the sale of our natural gas interests in Canada was as follows:

Total
August 31, 2012	$39,218
August 31, 2011	$56,916
August 31, 2010	$80,864

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

There is an existing and available market for the oil and gas produced from the properties. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•	the level of consumer product demand;
•	weather conditions;
•	the foreign supply of oil and gas;
•	the price of foreign imports;
•	volatility in market prices for oil and natural gas;
•	ability to raise financing;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	general business and economic conditions;
•	the ability to attract and retain skilled staff;
•	uncertainties associated with estimating oil and natural gas reserves;
•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
•	governmental regulation and environmental legislation (See, Item 3.D Risk Factors Relating to our Business).

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

We do not have a reliance on any significant patents.

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

Our executive offices consist of approximately 140 square feet of office space and are rented at $1,500 per month on a month to month basis.  The address of our executive offices is 1 King Street West, Suite 1505, Toronto, Ontario Canada.

Canada

We hold directly a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada.

We hold through our wholly owned subsidiary 1354166 Alberta a 5.1975% working interest in a natural gas unit located in Botha, Alberta, Canada.

We have a 0.3% Net Smelter Return Royalty on eight patented mining claims located in Red Lake, Ontario, Canada.

United States

We hold through our wholly owned subsidiary Dyami Energy a 75% working interest before payout and a 61.5% working interest after payout of $12,500,000 of production in Matthews lease comprising approximately 2,629 gross acres of land in Zavala County, Texas. In addition, we hold directly a 10% working interest before payout and a 7.5% working interest after payout of $15,000,000 of production in Matthews lease. We entered into a farm out agreement for a portion of our working interests from the surface to the base of the San Miguel formation in the Matthews Lease. To date we have not assigned any interest in the San Miguel formation (See, Item 8.A Consolidated Financial Statements and Other Financial Information - Litigation).

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

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

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

Independence and Qualifications of Reserve Preparer: We engaged Sproule Associates Limited (“Sproule”), third-party reserve engineers, to prepare our reserves as of the effective date August 31, 2012, 2011 and 2010 completed on October 11, 2012, October 7, 2011 and November 30, 2010 respectively, in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (COGE), the Canadian Securities Administrators National Instrument 51-101 (NI 51-101) using Forecast Pricing Assumptions and, for the Securities and Exchange Commission, using Constant Pricing Assumptions. The technical person responsible for our reserve estimates at Sproule meets the requirements regarding qualifications, independence, objectivity and confidentiality set forth by The Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). Sproule is an independent firm of petroleum engineers, geologists, geophysicists and petrophysicists; they do not own any interest in our properties and are not employed on a contingent fee basis.

Year-end reserves quantities for the years ended August 31, 2012, 2011 and 2010 shown in the following Constant Prices and Cost tables were calculated using the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12 month period prior to the end of the reporting period.

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

At August 31, 2012, our developed properties include a 5.1975% working interest in a natural gas unit located in the Botha area Northwest, Alberta near the town of Manning, Canada held through our wholly owned subsidiary 1354166 Alberta. The unit is governed by a Pooling Agreement dated December 1, 1991 (covering Natural Gas in the Debolt formation) which contains a Right of First Refusal provision. Under a participation agreement dated October 15, 2003, 1354166 Alberta’s working interest is held in trust by a joint interest partner.

The table below sets out in CDN dollars the constant prices and the exchange rate used at August 31, 2012, 2011 and 2010. As of August 31, 2012 all of our reserves were located in Alberta, Canada.

August 31, 2012	Natural Gas Alberta AECO-C	$2.57/MMbtu
	Exchange Rate:	0.99 $US/$ CDN

August 31, 2011	Natural Gas Alberta AECO-C	$3.77/MMbtu
	Exchange Rate:	1.01$ US/$ CDN

August 31, 2010	Natural Gas Alberta AECO-C	4.07 $/MMbtu
	Exchange Rate:	0.956 $ US/$ CDN

Proved and Probable Reserve Quantity Estimates:   The following table reflects estimates of our proved and probable developed reserves as at August 31, 2012, 2011, and 2010 as reported by Sproule stated in CDN dollars.   All of our gas reserves are located in Canada. The following table represents our gross and net interest in reserves (after crown royalties, freehold royalties and overriding royalties and interests owned by others). Numbers may not add due to rounding.

Summary of Oil and Gas Reserves Constant Prices and Costs
Remaining Reserves
	Natural Gas (non-associated & associated)
Reserves Category	Gross (MMcf)	Net (MMcf)
August 31, 2012
Proved Developed Producing	116	100
Probable Developed Producing	41	35
Total Proved Plus Probable	157	135
August 31, 2011
Proved Developed Producing	153	128
Probable Developed Producing	42	34
Total Proved Plus Probable	195	161
August 31, 2010
Proved Developed Producing	183	152
Probable Developed Producing	58	49
Total Proved Plus Probable	241	200

The following table represents the summary of our Net Revenue based on Constant Prices and costs before income taxes. Numbers may not add due to rounding.

Summary of Net Revenue Constant Prices and Costs (Undiscounted)
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Well Abandonment and Reclamation Costs (M$)	Net Revenue (M$)
August 31, 2012
Proved Developed Producing	263	33	224	3	3
Probable Developed Producing	92	12	79	-	2
Total Proved Plus Probable	356	43	303	3	6
August 31, 2011
Proved Developed Producing	599	77	414	4	103
Probable Developed Producing	165	27	116	-	23
Total Proved Plus Probable	764	104	530	4	126
August 31, 2010
Proved Developed Producing	698	102	418	5	173
Probable Developed Producing	223	32	135	-	56
Total Proved Plus Probable	921	134	554	5	229

The following table represents the summary of our net present value of Future Net Revenue based on Constant Prices and costs before income taxes and discounted as follows. Numbers may not add due to rounding.

Summary of Net Present Values of Future Net Revenue Constant Prices and Costs
	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
August 31, 2012
Proved Developed Producing	3	4	4	3	3
Probable Developed Producing	2	2	2	1	1
Total Proved Plus Probable	6	6	5	5	4
August 31, 2011
Proved Developed Producing	103	86	73	63	56
Probable Developed Producing	23	15	11	8	7
Total Proved Plus Probable	126	101	84	72	63
August 31, 2010
Proved Developed Producing	173	135	110	93	81
Probable Developed Producing	56	32	20	13	9
Total Proved Plus Probable	229	167	130	106	90

Production Volume:   The following table sets forth the net quantities of natural gas produced during the fiscal years ended August 31, 2012, 2011 and 2010.

August 31,	2012	2011	2010
Natural Gas (Mcf)	19,593	19,500	24,950

Historical Production:   The following table sets out our net share of production, average sales prices, average royalties, production costs and average net back per unit of production for the fiscal years ended August 31, 2012, 2011 and 2010.

	For the Years Ended
Historical Production	August 31, 2012	August 31, 2011	August 31, 2010
Natural Gas – Mcf/d	54	53	68
Natural Gas Prices- $/Mcf	$2.24	$3.68	$4.42
Royalty Costs - $/Mcf	0.57	0.76	0.98
Production Costs - $/Mcf	0.55	2.68	2.62
Net Back - $/Mcf	$1.16	$0.24	$0.62

Producing and Non Producing Wells:   The following table sets out the number of gross and net producing oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that we have an interest in by location at August 31, 2012, 2011 and 2010. A gross well is a well in which we own an interest.  A net well represents the fractional interest we own in gross wells.

August 31	2012		2011		2010
	Gross	Net	Gross	Net	Gross	Net
Alberta, Canada
Natural Gas Wells-Producing	3.0	.15525	3.0	.15525	3.0	.15525
Natural Gas Wells-Non Producing	6.0	.3105	6.0	.3105	6.0	.3105
Texas, USA
Oil Wells – Non Producing	7	6.6	4.0	3.80	Nil	Nil

Acreage: The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of August 31, 2012, 2011 and 2010. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta.  Our developed acreage is located in Alberta, Canada. Our undeveloped acreage is located in Zavala County, Texas.

August 31,	2012		2011		2010
	Gross	Net	Gross	Net	Gross	Net
Developed Acreage, Canada	8,320	432	8,320	432	8,320	432
Undeveloped Acreage, USA	5,266	4,793	5,266	4,793	5,266	4,872

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

The following table accounts for costs for only the wells which were evaluated by Sproule and have not included other shut-in, suspended or uncompleted wells in which the Company has an interest.

Year	Proved		Proved plus Probable
	Undiscounted	Discounted at 10%	Undiscounted	Discounted at 10%
	$M	$M	$M	$M
2031	2	1	3	1

Ultimately all wells in which the Company has an interest will require abandonment and reclamation.

The Company’s abandonment and reclamation obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total obligation is estimated based on the Company’s net ownership interest in 7.07 net wells. The Company has estimated the net present value of these obligations to be $114,755 at August 31, 2012 based on an undiscounted total future liability of $158,974. These payments are expected to be incurred between fiscal 2022 and 2031.

Capitalized Costs related to oil and gas activities: The following table summarizes the costs incurred in our oil and gas interests for acquisition, exploration, and development activities for the three years ended August 31, 2012, 2011 and 2010.

Property, Plant and Equipment	2012	2011	2010
Net book value at September 1	$243,000	$314,000	$407,000
Depletion	(18,045)	(23,136)	(38,370)
Change in decommissioning obligation estimates	819	1,600	-
Write down of oil and gas interests	(50,774)	(49,464)	(54,630)
Total Property, Plant and Equipment	175,000	243,000	314,000
Exploration and Evaluation Assets
Net book value at September 1	8,995,878	5,695,290	-
Exploration expenditures	1,559,763	3,262,782	10,046
Change in decommissioning obligation estimates	6,546	4,332	-
Foreign Exchange	(36,327)	(19,167)	-
Decommissioning obligations	41,243	52,641	-
Units cancelled	(2,091,616)	-	-
Acquisition of Dyami Energy	-	-	5,472,464
Acquisition of oil and gas interests	-	-	212,780
Total Exploration and Evaluation Assets	8,475,487	8,995,878	5,695,290
Total Capitalized	$8,650,487	$9,238,878	$6,009,290

For the year ended August 31, 2012 the Company capitalized interest of $289,650 to exploration and evaluation assets (August 31, 2011: $197,690, August 31, 2010: Nil).

Present Activities, Results of Exploration and Drilling:    During the fiscal year ended August 31, 2012, the Company drilled three exploratory wells on its leases located in Zavala County, Texas USA. To date the Company has not completed these wells.

The following table sets forth the number of Eagleford’s gross and net exploratory wells drilled in Texas, USA during the year ended August 31, 2012.  A gross well is a well in which the Company owns an interest.  A net well represents the fractional interest the Company owns in gross wells

August 31	2012		2011		2010
Texas, USA	Gross	Net	Gross	Net	Gross	Net
Oil Wells – Non Producing	3.0	2.7	4.0	3.80	Nil	Nil

During fiscal 2012, the Company drilled the Dyami/Murphy #4 well, the Dyami/Murphy #3 and the Dyami/Matthews #2 well. The Company is reviewing frac design and completions programs from industry specialists (See Item 8.A Consolidated Financial Statements and Other Financial Information – Litigation).

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

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2012 and 2011 and notes thereto included under “Item 18”. We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010. Consequently, the comparative figures for 2011 and the Company’s consolidated statement of financial position as at September 1, 2010 have been restated from accounting principles generally accepted in Canada (“Canadian GAAP”) to comply with IFRS. The reconciliations to IFRS from the previous Canadian GAAP consolidated financial statements are summarized in Note 18 to our Consolidated Financial Statements. Unless otherwise indicated, discussion under this Item has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and all amounts herein are presented in Canadian dollars, unless otherwise noted.

Non-IFRS Measurements – Certain measures in this Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

Certain statements made in this Item are forward-looking statements under the Reform Act.  Forward- looking statements are based on current expectations that involve a numbers of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein. See, Item 3.D Key Information - Risk Factors for discussion of important factors, which could cause results to differ materially from the forward-looking statements below.

Overview

Eagleford Energy Inc. is amalgamated under the laws of the Province of Ontario. We are a reporting issuer with the United States Securities and Exchange Commission and our common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

Our business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. Our oil and gas interests are located in Alberta, Canada and Zavala County, Texas. We also holds a 0.3% net smelter return royalty on eight mining claims located in Red Lake Ontario which is carried on the Consolidated Statements of Financial Position at $Nil. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012.

Our Audited Consolidated Financial Statements for the year ended August 31, 2012 and 2011 include the accounts of the Company, and our wholly owned subsidiaries 1354166 Alberta Ltd. and Dyami Energy LLC.

Capital Management

Our objectives when managing capital are to ensure we will have sufficient financial capacity, liquidity and flexibility to funds our operations, growth and ongoing exploration and development commitments on our oil and gas interests. We are dependent on funding these activities through debt and equity financings. Due to long lead cycles of our exploration activities, our capital requirements currently exceed our operational cash flow generated. As such we are dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

We manage the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of our Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of our management and favourable market conditions to sustain future development of the business.

As at August 31, 2012, August 31, 2011 and September 1, 2010 we considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews our capital management approach on an ongoing basis and believes that this approach, given the relative size of us, is reasonable.

There were no changes in our capital management during the period ended August 31, 2012.

We are not subject to any externally imposed restrictions on its capital requirements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, FUTURE ACCOUNTING PRONOUNCEMENTS AND SIGNIFICANT ACCOUNTING POLICY DIFFERENCES

Our consolidated financial statements for the years ended August 31, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010. Consequently, the comparative figures for 2011 and our consolidated statement of financial position as at September 1, 2010 have been restated from accounting principles generally accepted in Canada (“Canadian GAAP”) to comply with IFRS. The reconciliations to IFRS from the previous Canadian GAAP consolidated financial statements are summarized in Note 18 to our Audited Consolidated Financial Statements (See Item 18– Financial Statements).

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At August 31, 2012, the Company had a working capital deficiency of $3,819,056 (August 31, 2011 $5,108,526 and September 1, 2010 $677,449) and an accumulated deficit of $4,946,515 (August 31, 2011 $2,137,327 and September 1, 2010 $1,706,400). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. During the year ended August 31, 2012 the Company extinguished $1,227,386 of debt through the issuance of share capital in the Company. In addition, the Company raised net proceeds of $2,086,718 through the issuance of share capital. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and the Company has elected September 1, 2010 as the date of transition to IFRS (the “Transition Date”). IFRS 1, First Time Adoption of IFRS has effected the consolidated financial statements of the Company and the changes are included in Note 18 to the consolidated financial statements.

Basis of Preparation and First-time Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”). The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 18 discloses the impact of the transition to IFRS on the Company's reported consolidated statement of financial position, financial performance and cash flows including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended August 31, 2011 prepared under Canadian GAAP.

Principles of Consolidation

Subsidiaries are all entities (including special purpose entities) controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Dyami Energy LLC a Texas limited liability company (“Dyami Energy”). All Intercompany balances and transactions have been eliminated on consolidation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subject to certain IFRS 1 transition elections (refer to Note 18), the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Cash and Cash Equivalents

Cash and cash equivalents include banks balances and highly liquid temporary money market instruments with original maturities of three months or less.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Texas subsidiary, Dyami Energy is United States dollars.

Items included in the consolidated financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statements of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under the equity section of the consolidated statement of financial position. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are also included in the foreign currency translation reserve.

Loss per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2012 was $1 (August 31, 2011 and September 1, 2010 - $1).

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and cash equivalents, marketable securities and derivative warrant liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured notes payable, loans payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its share purchase warrants. In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black Scholes model. Adjustments to the fair value of the share purchase warrants at the statement of financial position date are recorded to the statement of operations.

Property and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to statement of operations

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to statement of operations as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized net in profit or loss.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as exploration and evaluation assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized exploration and evaluation assets generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually for developed properties.

Proved and probable reserves are estimated using independent reserve engineer reports for developed properties only and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economic benefit of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The company uses the fair value method for accounting for stock-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

Critical Accounting Estimates and Judgments

The timely preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements are:

Valuation and classification of exploration and evaluation assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Matthews Lease Litigation

The lessors of the Matthews lease expressed their belief that the lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages (See Item 8.A Consolidated Financial Statements and Other Financial Information – Litigation).

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against producing and developed, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty. The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management`s judgment is required in the calculation of current and deferred taxes.

Provisions

Considerable judgment is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgment is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

Significant changes in the assumptions, including those with respect to future business plan and cash flows, could materially change the recorded carrying amounts.

RECENT ACCOUNTING PRONOUNCEMENTS

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in September 2011 in order to align the presentation of items in comprehensive income with US GAAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IAS 27, “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 28, “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9, “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICY DIFFERENCES

Transition to IFRS

The Company completed its changeover to IFRS, with a transition date of September 1, 2010. On the transition date, we adjusted our account balances to IFRS and our financial reporting was changed to be in accordance with IFRS thereafter. A full description of our new accounting policies is outlined in Note 3 to our audited consolidated financial statements for the year ended August 31, 2012. Additionally, transition date information and reconciliations between IFRS and previous Canadian GAAP for comparative periods in 2011 are described in Note 18 to our audited consolidated financial statements for the year ended August 31, 2012.

The following outlines significant accounting policy differences between IFRS and previous Canadian GAAP applicable from the date of transition to IFRS on September 1, 2010.

(i)	Share Purchase Warrants

Under Canadian GAAP the share purchase warrants issued with an exercise price in US dollars, rather than Canadian dollars were classified as a component of equity. Under IFRS, because the specified exercise price is denominated in United States dollars (a currency other than the functional currency of the Company), the warrants are considered derivative liabilities. The warrants are required to be fair valued at each reporting period, with changes in that fair value being recorded in profit or loss.

(ii)	Borrowing Costs

Under Canadian GAAP the Company expensed all of its borrowing costs attributed to acquisitions, construction or production of assets. Under IFRS the Company is required to capitalize borrowing costs directly attributed to acquisitions, construction or production of qualifying assets as part of the cost of the asset.

(iii)	Decommissioning Obligations

Under Canadian GAAP, future cash flows relating to the funding of asset retirement obligations were discounted at a credit adjusted risk free rate. Under IFRS the future cash flows are discounted using a pre-tax risk free rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2012	Canada	United States	Total
Net revenue	$39,218	-	$39,218
Net loss	$(2,588,298)	(220,890)	$(2,809,188)
For the year ended August 31, 2011	Canada	United States	Total
Net revenue	$56,916	-	$56,916
Net loss	$(371,361)	(59,566)	$(430,927)
As at August 31, 2012	Canada	United States	Total
Total Assets	$3,983,791	$5,014,225	$8,998,016
Total Liabilities	$5,478,773	$568,890	$6,047,663
As at August 31, 2011
Total assets	$5,745,321	$3,830,655	$9,575,976
Total liabilities	$6,241,697	$606,979	$6,848,676
As at September 1, 2010
Total assets	$5,213,827	$893,625	$6,107,452
Total liabilities	$3,361,515	$210,669	$3,572,184

Other Information

Additional information relating to us may be obtained or viewed from the System for Electronic Data Analysis and Retrieval at www.sedar.com and our future United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

SHARE CAPITAL AND RESERVES

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance September 1, 2010	59,502,051	$3,817,184
Exercise of warrants (note a)	7,420,692	722,572
Issued as compensation (note b)	200,000	95,800
Balance August 31, 2011	67,122,743	4,635,556
Debt settlement (note c)	3,107,006	395,589
Debt settlement (note d)	6,000,000	522,856
Debt settlement (note e)	11,150,000	627,511
Private placement (note f)	2,000,000	32,459
Private placement (note g)	3,750,000	342,786
Private placement (note h)	6,825,000	702,528
Debt settlement (note i)	171,386	44,547
Cancelled (note j)	(3,418,468)	(1,397,199)
Balance August 31, 2012	96,707,667	$5,906,633

* Reflects the March 16, 2012 two-for-one stock split

The following table sets out the changes in warrants during the respective periods:

	August 31, 2012		August 31, 2011
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of year	21,050,948	$0.04	28,471,640	$0.04
Warrants exercised (note a)	-	-	(7,420,692)	$0.04
Debt settlement (note d)	6,000,000	$0.05
Debt settlement (note e)	11,150,000	$0.05
Private placement (note f)	2,000,000	$0.05
Balance, end of year	40,200,948	$0.04	21,050,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)       During the year ended August 31, 2011, 1,000,000 common share purchase warrants were exercised at $0.04 expiring February 5, 2014 for proceeds of $35,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $12,000; 1,200,000 common share purchase warrants were exercised at $0.04 expiring February 25, 2014 for proceeds of $42,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $14,400; 70,692 common share purchase warrants were exercised at $0.04 expiring February 27, 2014 for proceeds of $2,475. The amount allocated to warrants based on relative fair value using the Black Scholes model was $822; and 5,150,000 common share purchase warrants were exercised at $0.10 expiring April 14, 2011 for proceeds of $515,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $100,875.

(b)       In April 29, 2011, the Company entered into a consulting agreement with a service provider to provide corporate marketing and public relations to the Company for a period of six months. As compensation, the Company agreed to issue 200,000 common shares and 100,000 common share purchase warrants exercisable at US $0.63 per common share expiring May 4, 2012. The amount allocated to common shares was based on the share price at the time of issuance was $95,800 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $37,054. For the year ended August 31, 2011 $88,569 was recorded as marketing and public relations expense and $44,285 was recorded as prepaid expenses. On May 4, 2012 100,000 warrants expired. The amount allocated to derivative financial instruments based on fair value using the Black Scholes model was $39,440 with a corresponding increase to contributed surplus.

(c)       During the year ended August 31, 2012, the Company issued 3,107,006 common shares as full settlement of interest due on shareholders’ loans in the amount of $325,903. The amount allocated to common shares based on fair value was $395,589 and $69,686 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(d)       On January 24, 2012, the Company converted shareholders’ loans in the aggregate amount of $300,000 through the issuance of a total of 6,000,000 units in the capital of the Company at $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $522,856 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $507,038 and $729,894 was recorded as a loss on settlement of debt.

(e)       On February 17, 2012, the Company converted debt and shareholders’ loans in the aggregate amount of $557,500 through the issuance of a total of 11,150,000 units in the capital of the Company at of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $627,511 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $595,310 and $665,321 was recorded as a loss on settlement of debt.

(f)       On February 17, 2012, the Company completed a non-brokered private placement of a total of 2,000,000 units in the capital of the Company at a purchase price of $0.05 per unit for net proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $67,541.

(g)       On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 of equity capital from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $282,604. In connection with the private placement, the Company paid cash commissions and other expenses of $45,030 and issued an aggregate of 240,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $78,005 with a corresponding decrease in common shares. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the units based on the new offering price was determined to be $188,625. The amount allocated to contributed surplus was $132,616 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,009. In addition, the Company issued an additional 60,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model for broker warrants was $14,109 with a corresponding decrease in contributed surplus.

(h)       On July 20, 2012 and August 7, 2012 the Company completed private placements for gross proceeds of $1,365,561 of equity capital from arm’s length private placement funding through the issuance of 6,825,000 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $460,907. In connection with the private placement, the Company paid cash commissions and other expenses of $82,239 and issued an aggregate of 546,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $119,887 with a corresponding decrease in common shares.

(i)       On May 8, 2012, the Company issued 171,385 common shares as full settlement of interest due on shareholders’ loans in the amount of $43,983. The amount allocated to common shares based on fair value was $44,547 and $564 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(j)       On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common shares purchase warrants exercisable at US$0.50 until August 31, 2014. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616, a reduction in common shares of $1,397,199, a reduction of derivative warrant liabilities of $675,487 and a reduction in contributed surplus of $18,930.

The following table summarizes the outstanding warrants as at August 31, 2012:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
2,000,000	$0.04	February 5, 2014	1.43	$24,000
800,512	$0.04	February 25, 2014	1.49	9,606
18,250,436	$0.04	February 27, 2014	1.49	219,031
6,000,000	$0.05	January 24, 2015	2.40	507,038
11,150,000	$0.05	February 17, 2015	2.47	595,310
2,000,000	$0.05	February 17, 2015	2.47	67,541
40,200,948	$0.04		1.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%
Expected volatility	218%
Expected life (years)	3
Dividend yield	-

The following table summarizes the outstanding warrants as at August 31, 2011:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
2,000,000	$0.04	February 5, 2014	2.44	$24,000
800,512	$0.04	February 25, 2014	2.49	9,606
18,250,436	$0.04	February 27, 2014	2.50	219,031
21,050,948	$0.04		2.49	$252,637

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at September 1, 2010:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,150,000	$0.10	April 14, 2011	0.62	$100,875
1,000,000	$0.04	February 5, 2014	3.43	12,000
2,000,512	$0.04	February 25, 2014	3.49	24,006
20,321,128	$0.04	February 27, 2014	3.49	243,853
28,471,640	$0.04		2.97	$380,734

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	2012	2011
Weighted average shares outstanding, basic and diluted	81,769,733	63,854,456

* Reflects the March 16, 2012 two-for-one stock split

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options*	Weighted Average Exercise Price
Balance, September 1, 2010 and August 31, 2011	-	$-
Granted	1,050,000	0.16
Balance, August 31, 2012	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2012:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	4.50	1,000,000	$0.16
$0.25	50,000	$0.25	4.90	50,000	$0.25
	1,050,000	$0.16	4.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

Stock Based Compensation

On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors. These options are exercisable at $0.16 per share, vesting immediately and expire on February 28, 2017. The Company recorded non-cash stock based compensation expense of $95,910.

Stock Based Compensation – Non Employees

On March 1, 2012, the Company granted options to purchase 400,000 common shares to a consultant. These options are exercisable at $0.16 per share, vesting immediately and expire on February 28, 2017. The Company recorded non-cash stock based compensation expense of $63,940.

On July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company. These options are exercisable at $0.25 per share, vest immediately and expire on July 23, 2017. The Company recorded non-cash share based compensation expense of $11,122.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

	March 1, 2012	July 24, 2012
Weighted average fair value per option	$0.16	$0.22
Weighted average risk free interest rate	1.44%	1.12%
Forfeiture rate	0%	0%
Weighted average expected volatility	213%	233%
Expected life (years)	5	5
Dividend yield	Nil	Nil

Transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011 and September 1, 2010	$-
Stock based compensation	170,972
Balance August 31, 2012	$170,972

Compensation Expense on Re-pricing Units

On April 13, 2012, the Company completed private placements of equity capital for gross proceeds of $748,425 from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the additional units issued based on the new offering price was determined to be $188,625 and was expensed to the statement of operations.

Black-Scholes Assumptions used
Risk-free interest rate	1.16%
Expected volatility	192%
Expected life (years)	2.9
Dividend yield	-

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, September 1, 2010	$43,750
Imputed interest (see Item 7 Major Shareholders and Related Party Transactions)	5,750
Warrants cancelled (note c)	36,237
Balance, August 31, 2011	85,737
Imputed interest (see Item 7 Major Shareholders and Related Party Transactions)	2,334
Warrants expired (note b, c)	318,552
Warrants cancelled (note j)	(18,930)
Compensation expense on re-pricing of units	118,507
Balance, August 31, 2012	$506,200

Overall Performance

Revenue, net of royalties for the year ended August 31, 2012 was down $17,698 to $39,218 compared to $56,916 for the year ended August 31, 2011. The decrease in net revenue during 2012 is primarily attributed to declines in natural gas prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2012 was $2,809,188 compared to a net loss of $430,927 for the year ended August 31, 2011. The increase in net loss during 2012 was primarily related to a loss on settlement of debt in the amount of $1,465,465 compared to Nil in 2011, stock based compensation expense of $170,972 compared to Nil in 2011, an unrealized loss on derivative warrant liabilities of $46,655 versus a gain of $126,410 for the year ended August 31, 2011, higher administrative costs of $705,591 compared to $502,474 in the prior period in 2011 and compensation expense on re-pricing units of $188,625 compared to Nil in 2011.

During the year ended August 31, 2012 the Company completed financings through the issuance of 12,575,000 units in the capital of the Company for net proceeds of $2,086,718.

During the year ended August 31, 2012, the Company issued 17,150,000 units as full settlement of debt and shareholders’ loans in the amount of $857,500 and issued 3,278,392 common shares as full settlement of interest due on a secured note and shareholders’ loans in the amount of $369,886.

During the year ended August 31, 2012, the Company received cash of $321,845 and US$175,000 and issued demand promissory notes bearing interest at 10% per annum.

For the twelve months ended August 31, 2012, the Company paid $73,380 of secured notes and re-paid US$480,000 of shareholders’ loans.

For the twelve months ended August 31, 2012, the Company incurred $1,559,763 in exploration expenditures related to the leases in Zavala County, Texas.

As part of the Company’s oil and gas development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

Selected Financial Information

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31,
	2012	2011
Revenue, net of royalties	$39,218	$56,916
Net loss	$(2,809,188)	$(430,927)
Loss per share, basic and diluted	$(0.034)	$(0.007)
Assets	$8,998,016	$9,575,976
Long term liabilities	$1,881,078	$1,403,052

August 31, 2012 – 2011

For the year ended August 31, 2012 revenue decreased compared to revenue in the prior period as a result of lower natural gas prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2012 was $2,809,188 compared to a net loss of $430,927 for the year ended August 31, 2011. The increase in net loss during 2012 was primarily related to a loss on settlement of debt in the amount of $1,465,465 compared to Nil in 2011, stock based compensation expenses of $170,972 compared to Nil in 2011, an unrealized loss on derivative warrant liabilities of $46,655 versus a gain of $126,410 for the year ended August 31, 2011 and higher administrative costs of $705,591 compared to 502,474 in the prior period in 2011. For the year ended August 31, 2012 assets decreased by $577,960 to $8,998,016 compared to $9,575,976 for the same period in 2011. The decrease in assets is primarily a result of a decrease in exploration and evaluation assets of $520,391 and a decrease of $68,000 in property and equipment. The decreases in exploration and evaluation assets are attributed to the cancellation of 3,418,468 common shares and 1,709,234 common shares purchase warrants that had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired and the Company recorded a reduction of $2,091,616 in exploration and evaluation assets. In addition, the company incurred expenditures of $1,559,763 versus $3,262,782 in 2011 on the leases in Zavala County, Texas. Long term liabilities increased in fiscal 2012 by $478,026 to $1,881,078 compared to $1,403,052 in 2011 as a result of increases in provisions and derivative warrant liabilities.

RESULTS OF OPERATIONS

	For the Years Ended		For the Three Months Ended
Historical	August 31		August 31
Production	2012	2011	2012	2011
Natural gas – mcf/d	54	53	54	53
Historical Prices
Natural Gas - $/mcf	$2.24	$3.68	$1.92	$3.62
Royalties costs - $/mcf	$0.57	$0.76	$0.38	$0.41
Production costs - $/mcf	$0.55	$2.68	$0.54	$2.12
Net back - $/mcf	$1.16	$0.24	$1.00	$1.09
Operations
Revenue, net of royalties	$39,218	$56,916	$5,764	$15,558
Net loss	$(2,809,188)	$(430,927)	$(354,808)	$(302,961)
Loss per share, basic and diluted	$(0.034)	$(0.007)	$(0.005)	$(0.005)

Production Volume

For the year ended August 31, 2012 average natural gas sales volumes remained relatively consistent at 54 mcf/d compared to 53 mcf/d for the same period in 2011. Total production volume for the year ended August31, 2012 was 19,593 mcf compared to 19,500 mcf for the same twelve month period in 2011.

For the three months ended August 31, 2012 average natural gas sales volumes remained relatively consistent at 54 mcf/d compared to 53 mcf/d for the same period in 2011. Total production volume for the three months ended August 31, 2012 was 5,008 mcf compared to 4,957 mcf for the same twelve month period in 2011.

Commodity Prices

For the year ended August 31, 2012 average natural gas prices received per mcf decreased by 39% to $2.24 compared to $3.68 for the year ended August 31, 2011.

For the three months ended August 31, 2012 average natural gas prices received per mcf decreased by 47% to $1.92 compared to $3.62 for the three months ended August 31, 2011.

The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas for the three and twelve months ended August 31, 2012.

Revenue, Net of Royalties

	Year Ended		Three Months Ended
	August 31,		August 31,
	2012	2011	2012	2011
Natural gas sales	$44,408	$71,786	$9,670	$17,925
Royalties	(5,190)	(14,870)	(3,906)	(2,367)
Revenue, net of royalties	$39,218	$56,916	$5,764	$15,558

Natural gas sales for the year ended August 31, 2012 was down $27,298 to $44,408 compared to $71,786 for the year ended August 31, 2011.

Natural gas sales for the three months ended August 31, 2012 was down $8,255 to $9,670 compared to $17,925 for the three months ended August 31, 2011.

The decrease in sales for the twelve month and three month periods ended August 31, 2012 was attributed to lower commodity prices received for natural gas.

Royalties for the year ended August 31, 2012 were $5,190 versus $14,870 for the comparable twelve month period in 2011. The decrease in royalties for the year ended August 31, 2012 was primarily attributed to receipt of royalty credits in the current year.

Royalties for the three months ended August 31, 2012 were $3,906 versus $2,367 for the comparable three month period in 2011. The increase in royalties for the three months ended August 31, 2012 was primarily attributed to receipt of royalty credits in the prior three month period in 2011.

As a result of the above, revenue, net of royalties for the year ended August 31, 2012 decreased by 31% to $39,218 compared to $56,916 for the same twelve month period in 2011.

As a result of the above, revenue, net of royalties for the three months ended August 31, 2012 decreased by 63% to $5,764 compared to $15,558 for the same three month period in 2011.

Operating Costs

For year ended August 31, 2012 operating costs were $28,471 down $23,719 compared to operating costs of $52,190 for the year ended August 31, 2011.

For three months ended August 31, 2012 the Company recovered operating costs of $31,277 compared to operating costs of $2,524 for the three months ended August 31, 2011.

The decrease in operating costs for three months and twelve months ended August 31, 2012 was attributed to credits for gas processing charges.

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2012 decreased by $3,403 to $20,509 compared to $23,912 for the year ended August 31, 2011.

Depletion and accretion for the three months ended August 31, 2012 decreased by $616 to $5,386 compared to $6,002 for the three months ended August 31, 2011

The decrease in depletion and accretion for the three months and twelve months ended August 31, 2012 was primarily attributed to lower carrying costs for the Company’s Botha, Alberta property.

General and Administrative Expenses

	For the Year		For the Three Months
	August 31,		August 31,
	2012	2011	2012	2011
Professional fees	$352,315	$210,633	$190,656	$55,957
Head office costs	55,500	46,499	19,500	13,499
Management fees	75,000	56,250	18,750	18,750
Transfer and registrar costs	29,172	15,380	2,116	1,626
Shareholders information	39,708	46,181	3,063	1,963
Office and general costs	16,385	16,141	2,092	4,001
Advisory fees	46,192	-	46,192	-
Directors fees	4,100	2,100	700	600
Salaries and wages	-	44,061	-	-
Reserve report fees	5,655	7,011	4,000	3,500
Consulting fees and expenses	81,564	58,218	28,733	13,373
Total	$705,591	$502,474	$315,802	$113,269

General and administrative expenses for the year ended August 31, 2012 were $203,117 higher to $705,591 compared to $502,474 for the year ended August 31, 2011. The increase in expenses during 2012 was primarily attributed to an increase in professional fees of $141,682 to $352,315 compared to $210,633 in 2011. These professional fee increases are primarily related to litigation costs incurred related to the Matthews Lease, Texas. In addition, the Company recorded an increase of $23,346 in consulting fees compared to Nil in the prior period, an increase in advisory fees of $46,192 compared to Nil in 2011, Also, during fiscal 2012 management fees increased by $18,750 transfer and registrar costs increased by $13,792. For the year ended August 31, 2011 salaries and wages were $44,061 compared to Nil in the current year.

General and administrative expenses for the three months ended August 31, 2012 were $202,533 higher to $315,802 compared to $113,269 for the year ended August 31, 2011. The increase in expenses during 2012 was primarily attributed to an increase in professional fees of $134,699 to $190,656 compared to $55,957 in 2011. These professional fee increases are primarily attributed to litigation costs incurred related to the Matthews Lease, Texas. In addition, the Company incurred an increase in advisory fees of $46,192 compared to Nil in 2011 and an increase in consulting fees of $15,360 to $28,733 compared to $13,373 in the prior three month period. During fiscal 2012, head office costs increased by $6,001 to $19,500 compared to $13,499 for the three months ended in fiscal 2011.

Marketing and Public Relations

For the year ended August 31, 2012, the Company incurred marketing and public relations costs of $46,272 compared to $88,569 in the comparable twelve month period ended August 31, 2011.

For the three months ended August 31, 2012, the Company incurred marketing and public relations costs of Nil compared to $66,428 in the comparable three month period in 2011.

Impairment Loss on Property and Equipment

For the three and twelve months ended August 31, 2012 the Company recorded an impairment loss of $50,774 on its Alberta, Canada property as a result of an evaluation prepared by an independent reserves evaluator versus an impairment loss of $48,249 for the three and twelve months ended August 31, 2011. The evaluations were based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Interest Expense

For the year ended August 31, 2012 the Company incurred interest of $88,789 versus interest costs of $68,199 for the year ended August 31, 2011.

For the three months ended August 31, 2012 the Company incurred interest of $22,931 versus interest costs of $19,605 for the three months ended August 31, 2011.

The overall increase in interest for the periods in 2012 was attributed to increases in shareholders’ loans during the respective periods.

Loss (gain) on Derivative Warrant Liabilities

For the year ended August 31, 2012, the Company recorded an unrealized loss on derivative warrant liabilities of $46,655 compared to an unrealized gain of $126,410 for the year ended August 31, 2011.

For the three months ended August 31, 2012, the Company recorded an unrealized loss on derivative warrant liabilities of $46,604 compared to an unrealized loss of $13,030 for the three months ended August 31, 2011.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Loss on Settlement of Debt

For the year ended August 31, 2012 the Company recorded a loss on settlement of debt in the amount of $1,465,465 compared to Nil for the same twelve month period in 2011.

For the three months ended August 31, 2012 the Company recorded a loss on settlement of debt in the amount of Nil compared to Nil for the same twelve month period in 2011.

During the year ended August 31, 2012, the Company issued 3,278,392 common shares as full settlement of interest due on a secured note and shareholders’ loans in the amount of $369,886. The amount allocated to common shares based on fair value was $440,136 and $70,250 was recorded as a loss on settlement of debt. In addition, the Company converted debt and shareholders’ loans of $857,500 through the issuance of 17,150,000 units in the capital of the Company. The fair value of the units issued on the settlement date was $2,252,715 and $1,395,215 was recorded as a loss on settlement of debt.

Stock Based Compensation Expense

For the year ended August 31, 2012 the Company recorded stock based compensation of $95,910 compared to Nil for the same period in 2011.

For the three months ended August 31, 2012 the Company recorded stock based compensation of Nil compared to Nil for the same period in 2011.

On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors and recorded non-cash stock based compensation costs of $95,910.

Stock Based Compensation-Non Employees

For the year ended August 31, 2012 the Company recorded stock based compensation to non-employees of $75,062 compared to Nil for the same period in 2011

For the three months ended August 31, 2012 the Company recorded stock based compensation of $11,122 compared to Nil for the same period in 2011.

On March 1, 2012, the Company granted options to purchase 400,000 common shares to a consultant and recorded non-cash stock based compensation expense of $63,940 and on July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company and recorded non-cash share based compensation expense of $11,122.

Compensation Expense on Re-pricing Units

For the year ended August 31, 2012 the Company recorded compensation expense on re-pricing units of $188,625 compared to Nil in the prior year 2011.

For the three months ended August 31, 2012 the Company recorded compensation expense on re-pricing units of $188,625 compared to Nil in the same three month period in 2011.

On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 through the issuance of 3,000,000 units at a price of US$0.25 per unit. The Company re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the 750,000 units based on the new offering price was determined to be $188,625 and was recorded on the statement of operations.

Loss (Gain) on Foreign Exchange

For the year ended August 31, 2012 the Company recorded a loss on foreign exchange of $36,283 versus a gain on foreign exchange of $161,340 for the same three month period in 2011.

For the three months ended August 31, 2012 the Company recorded a gain on foreign exchange of $156,186 compared to a loss of $35,271 for the same three month period in 2011.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Gain on Disposal of Marketable Securities

For the year ended August 31, 2012 the Company recorded a gain on disposal of marketable securities of Nil compared to $8,000 for the same twelve month period in 2011.

For the three months ended August 31, 2012 the Company recorded a gain on disposal of marketable securities of Nil compared to $8,000 for the same three month period in 2011.

Net Loss

Net loss for the year ended August 31, 2012 was $2,809,188 compared to a net loss of $430,927 for the year ended August 31, 2011. The increase in net loss during 2012 was primarily related to a loss on settlement of debt in the amount of $1,465,465 compared to Nil in 2011, stock based compensation expenses of $170,972 compared to Nil in 2011 an unrealized loss on derivative warrant liabilities of $46,655 versus a gain of $126,410 for the year ended August 31, 2011 and compensation expense on re-pricing units of $188,625 compared to Nil in 2011. During fiscal 2012, general and administrative costs increased by $203,117 to $705,591 compared to $502,474 for the same period in 2011.

Net loss for the three months ended August 31, 2012 was $354,808 compared to a net loss of $280,820for the three ended August 31, 2011. The increase in net loss during 2012 was primarily related to an increase in compensation expense on re-pricing units of $188,625 compared to Nil in 2011 partially offset by unrealized gain on foreign exchange of $156,186 in 2012 versus an unrealized loss on foreign exchange of $35,271 for the year ended August 31, 2011. In addition during 2012 the Company recorded an unrealized gain on derivative warrant liabilities of $46,605 versus a loss of $13,030 during 2011. During the three month period in 2012, general and administrative costs were $202,533 higher to $315,802 compared to $113,269 for the same three month period in 2011.

Loss on Translation of Foreign Subsidiary

For the year ended August 31, 2012 the Company incurred a loss on translation of foreign subsidiary of $160 versus a loss of $109,303 for the year ended August 31, 2011.

For the three months ended August 31, 2012 the Company incurred a loss on translation of foreign subsidiary of $96,043 versus a loss of $114,091 for the same period in 2011.

These losses are related to translation differences between Dyami Energy’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Comprehensive Loss

Comprehensive loss for the year ended August 31, 2012 was $2,809,348 compared to a comprehensive loss of $540,230 for the year ended August 31, 2011.

Comprehensive loss for the three months ended August 31, 2012 was $450,851 compared to a comprehensive loss of $394,911 for the three months August 31, 2011.

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the year ended August 31, 2012 was $0.034 compared to a basic and diluted net loss per share of $0.007 for the same period in 2011.

Basic and diluted net loss per share for the three months ended August 31, 2012 was $0.005 compared to basic and diluted net loss per share of $0.004 for the same period in 2011.

CAPITAL EXPENDITURES

For the year ended August 31, 2012, the Company incurred exploration expenditures of $1,559,763 on its Leases located in Zavala County, Texas ($3,262,782 August 31, 2011).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the year ended August 31, 2012 the Company completed financings through the issuance of 12,575,000 units in the capital of the Company for net proceeds of $2,086,718.

During the year ended August 31, 2012, the Company issued 17,150,000 units as full settlement of debt and shareholders’ loans in the amount of $857,500 and issued 3,278,392 common shares as full settlement of interest due on a secured note and shareholders’ loans in the amount of $369,886.

During the year ended August 31, 2012, the Company received cash of $321,845 and US$175,000 and issued demand promissory notes bearing interest at 10% per annum.

For the twelve months ended August 31, 2012, the Company paid $73,380 of secured notes and paid US$480,000 of shareholders’ loans.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2012	2012	2012	2011
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$5,764	$13,275	$8,377	$11,802
Net loss for the period	$(354,808)	$(646,429)	$(1,466,298)	$(341,653)
Loss per share, basic and diluted	$(0.005)	$(0.008)	$(0.040)	$(0.010)

Fiscal 2012

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. The material changes in net income or loss during the quarters is primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods. During the quarter ended February, 2012 the Company recorded a loss on settlement of debt of $1,448,361. During the quarter ended May 31, 2012 the Company recorded $159,850 in stock based compensation expenses. During the year ended August 31, 2012, the Company recorded compensation expense on re-pricing units of $188,625 and an impairment of property and equipment in the amount of $50,744.

	2011	2011	2011	2010
For the quarter ending	August	May 31	February 28	November 30
Revenue, net of royalties	$15,558	$12,474	$14,903	$13,981
Net income (loss) for the period	$(280,820)	$(101,243)	$19,146	$(68,010)
Income (loss) per share, basic	$(0.004)	$(0.004)	$0.001	$(0.002)
Income (loss) per share, diluted	$0.004)	$(0.004)	$0.000	$(0.002)

Fiscal 2011

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. The material changes in net income or loss during fiscal 2011 quarters is primarily related to increases in general and administrative costs, marketing and public relations and the fair value movement of derivative warrant liabilities during the respective period. During the quarter ended February 28, 2011 the Company recorded a gain on foreign exchange of $150,532. For the quarter ended August 31, 2011 the Company recorded marketing and public relations costs of $88,569 and an impairment of property and equipment in the amount of $48,249.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2012 was $330,003 compared to cash of $165,266 at August 31, 2011. During the year ended August 31, 2012 we raised net proceeds of $2,086,718 through the issuance of share capital and received cash of $321,845 and US$175,000 and issued demand loans bearing interest at 10% per annum.

For the year ended August 31, 2012 the primary use of funds was related to exploration expenditures incurred in the amount of $1,559,763 for the Company’s leases located in Zavala County, Texas and administrative expenses. In addition, we paid $73,380 in secured notes and US$480,000 of shareholders’ loans. Our working capital deficiency at August 31, 2012 is $3,819,056 compared to a working capital deficiency of $5,108,526 at August 31, 2011.

Our current assets of $347,529 as at August 31, 2012, ($337,098 as of August 31, 2011) include the following items: cash $330,003 ($165,266 as of August 31, 2011); marketable securities $1 ($1 as of August 31, 2011); trade and other receivables $17,525 ($127,546 as of August 31, 20011); and prepaid expenses and deposits of Nil ($44,285 as of August 31, 2011).

Our current liabilities of $4,166,585 as of August 31, 2012 ($5,445,624 as of August 31, 2011) include the following items: trade and other payables $1,039,959 ($1,197,695 as of August 31, 2011); shareholders’ loans $2,179,778 ($2,936,236 as of August 31, 2011); secured note payable of $946,848 ($1,012,644 as of August 31, 2011); and derivative warrant liabilities of Nil ($299,049 as of August 31, 2011).

At August 31, 2012 we had outstanding the following common share purchase warrants: 21,050,948 warrants exercisable at $0.04 per share; 19,150,000 warrants exercisable at $0.05 per share; 6,996,732 warrants exercisable at US$0.50 per share; and 846,000 warrants exercisable at US$0.25. If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of ours recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves or meet its working capital requirements. We have liquidity risk which necessitates us to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance we will be able to obtain the necessary financing in a timely manner.

Our past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table illustrates our contractual obligations as at August 31, 2012.

August 31, 2012	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

(1)	Translated at current exchange rate.

Secured Notes Payable

At August 31, 2011 the Company had a secured promissory note payable to Source Re Work Program, Inc. (“Source”) in the amount of US$75,000 (September 1, 2010 US$175,000). On September 1, 2011 the Company paid the balance due on the secured promissory note of US$75,000 together with accrued interest to August 31, 2011 of US$6,250 (September 1, 2010 Nil).

At August 31, 2012, the Company had a US$960,000, 6% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2011 and September 1, 2010 US$960,000). The note was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The due date of the note was extended until February 28, 2013 with an interest rate of 10% per annum. For the year ended August 31, 2012 the Company recorded interest of $83,947. At August 31, 2012 included in trade and other payables is interest of $63,296 (August 31, 2011 $92,219 and September 1, 2010 $26,862). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021. The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas (the “Leases”). The carrying value of Dyami Energy’s interest in the Leases at August 31, 2012 was $4,645,534. The Company may, in its sole discretion, prepay any portion of the principal amount.

Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, September 1, 2010	$6,555	$66,813	$73,368
Accretion expense	859		859
Additions	52,641		52,641
Change in estimate	4,633		4,633
Foreign exchange		(5,669)	(5,669)
Balance, August 31, 2011	64,688	61,144	125,832
Accretion expense	2,464		2,464
Additions	41,243	64,866	106,109
Change in estimate	7,365		7,365
Foreign exchange	(1,005)	(93)	(1,098)
Balance, August 31, 2012	$114,755	$125,917	$240,672

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $114,755 at August 31, 2012 (August 31, 2011 $64,688 and September 1, 2010 $6,555) based on an undiscounted total future liability of $158,974 (August 31, 2011 $102,974 and September 1, 2010 $12,474). These payments are expected to be incurred between fiscal 2022 and 2031. The discount factor, being the risk free rate related to the liability is 2.37% (August 31, 2011 3.10% and September 1, 2010 3.33%).

b)	Other Provisions

During the year ended August 31, 2010 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

During the year ended August 31, 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy is disputing the amount charged due to faulty equipment. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

The above amounts have been classified as long term, however not discounted as the impact to the consolidated financial statement is immaterial.

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following tables sets out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned	Average Exercise Price US $
September 1, 2010	4,418,468	$1,701,861	$0.56
Warrants cancelled	(109,290)	(37,024)	0.57
Warrants issued	100,000	37,842	0.63
Change in fair value estimates	-	(126,410)	-
As at August 31, 2011	4,409,178	1,576,269	$0.52
Warrants expired	(990,712)	(318,552)	0.58
Warrants issued	5,287,500	799,520	0.50
Broker warrants issued	846,000	212,001	0.25
Warrants cancelled	(1,709,234)	(675,487)	0.50
Change in fair value estimates	-	46,655	-
As at August 31, 2012	7,842,732	$1,640,406	$0.47

* Reflects the March 16, 2012 two-for-one stock split

On August 31, 2010, the Company issued 3,418,468 common share purchase warrants exercisable at US$0.50 per common share until August 31, 2014. On August 31, 2012 1,709,234 common share purchase warrants were cancelled and the fair value measured using the Black Scholes valuation model was $675,487.

On June 10, 2010, the Company issued 666,666 common share purchase warrants exercisable at US$0.50 per common share until December 10, 2011. On November 20, 2010 the Company cancelled 72,860 warrants and fair value measured using the Black Scholes valuation model of $23,791 was recorded as an increase to contributed surplus. On December 10, 2011 the remaining 593,808 warrants expired and the fair value measured using the Black Scholes valuation model of $179,113 was recorded as an increase to contributed surplus.

On June 10, 2010, the Company issued 333,334 common share purchase warrants exercisable at US$0.75 per common share until June 10, 2012. On November 20, 2010 the Company cancelled 36,430 warrants and the fair value measured using the Black Scholes valuation model of $12,446 was recorded as an increase to contributed surplus. On June 10, 2012 the remaining 296,904 warrants expired and the fair value measured using the Black Scholes valuation model of $99,999 was recorded as an increase to contributed surplus.

On April 29, 2011, the Company issued 100,000 common share purchase warrants exercisable at US $0.75 per common share expiring May 4, 2012 and fair value measured using black scholes valuation model at $37,055. On May 4, 2012, 100,000 expired and the fair value measured using the Black Scholes valuation model of $39,440 was recorded as an increase to contributed surplus.

On April 13, 2012 and July 27, 2012 the Company issued 1,875,000 common share purchase warrants exercisable at US$0.50 and 300,000 common share purchase broker warrants exercisable at US$0.25 expiring April 13, 2015. The fair value measured using the Black Scholes valuation model was $338,813 and $92,114, respectively.

On July 20, 2012 the Company issued 912,500 common share purchase warrants exercisable at US$0.50 and 146,000 common share purchase broker warrants exercisable at US$0.25 expiring July 20, 2015. The fair value measured using the Black Scholes valuation model was $124,288 and $33,454, respectively.

On August 7, 2012 the Company issued 2,500,000 common share purchase warrants exercisable at US$0.50 and 400,000 common share purchase broker warrants exercisable at US$0.25 expiring August 7, 2015. The fair value measured using the Black Scholes valuation model was $336,419 and $86,433, respectively (August 31, 2012 $332,429 and $85,557).

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2012:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Life Remaining (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	2.00	643,766
1,875,000	$0.50	April 13, 2015	2.62	333,975
300,000	$0.25	April 13, 2015	2.62	90,852
912,500	$0.50	July 20, 2015	2.88	121,203
146,000	$0.25	July 20, 2015	2.88	32,624
2,500,000	$0.50	August 7, 2015	2.93	332,428
400,000	$0.25	August 7, 2015	2.93	85,558
7,842,732			2.20	$1,640,406

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%-1.3%
Expected volatility	192%-199%
Expected life (years)	3
Dividend yield	-

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2011:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Life Remaining (Years)	Fair Value CDN ($)
593,806	$0.50	December 10, 2011	0.28	$179,113
296,906	$0.75	June 10, 2012	0.78	82,094
3,418,466	$0.50	August 31, 2014	3.00	1,277,220
100,000	$0.75	April 29, 2012	0.66	37,842
4,409,178			2.43	$1,576,269

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2011, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1.7%
Expected volatility	254%
Expected life (years)	1
Dividend yield	-

The following tables sets out the number of derivative warrant liabilities outstanding at September 1, 2010:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Life Remaining (Years)	Fair Value CDN ($)
666,668	$0.50	December 10, 2011	1.28	$217,690
333,334	$0.75	June 10, 2012	1.78	113,875
3,418,466	$0.50	August 31, 2014	4.00	1,370,296
4,418,468			3.42	$1,701,861

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended September 1, 2010, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	3%
Expected volatility	234%
Expected life (years)	4
Dividend yield	-

G.	SAFE HARBOR

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

Name	Age	Position with the Company	Date First Elected as Director
James Cassina	56	President, Chief Executive Officer, Chief Financial Officer and Director	February 9, 2010
Milton Klyman	87	Director	November 15, 1996
Colin McNeil	66	Director	June 18, 2010
Alan D. Gaines	57	Director	January 25, 2012

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

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended August 31, 2012.

Summary Compensation Table (CDN$)
Name and Principal Position	Year	Salary(1)	Option Based Awards(2)	All Other Compensation(3)	Total Compensation
		($)	($)	($)	($)
James Cassina, Chief Executive Officer, President and Director (4)	2012	$75,000	$31,970	$1,100	$76,100
Milton Klyman, Director	2012	0	$31,970	$1,000	$1,000
Colin McNeil, Director	2012	0	$31,970	$1,000	$1,000
Alan D. Gaines, Director	2012	0	0	$300	$300

(1)	Management fees.
(2)	These amounts represent the value of stock options granted. The fair value of the option grated is estimated on the date of grant using the Black Scholes option pricing model taking into account the following assumptions: (i) risk free interest rate (%); (ii) expected life (years); (iii) expected volatility (%). This is consistent with the accounting values used in the Company’s consolidated financial statements. The dollar amount in the column represents the total value ascribed to the stock options.
(3)	Accrued on account of directors fees at a rate of $100 per meeting.

Outstanding Option-Based Awards

The following table sets forth the outstanding option-based awards for the Company held by executive officers and directors at August 31, 2012.

	Option-based Awards (CDN$)
Name	Number of Securities underlying unexercised options (#) (1)	Option exercise price	Option expiration date	Value of in-the- money options (2) (3)
James Cassina, Chief Executive Officer, President and Director	200,000	$0.16	February 28, 2017	$37,479
Milton Klyman, Director	200,000	$0.16	February 28, 2017	$37,479
Colin McNeil, Director	200,000	$0.16	February 28, 2017	$37,479

(1)	On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors. These options are exercisable at $0.16 per share, vest immediately and expire on February 28, 2017.
(2)	Calculated using the closing price of the Company’s common shares of the OTCBB on August 31, 2012 of US$0.35 and subtracting the exercise price of in-the-money stock options.
(3)	Converted to Canadian dollars using the Bank of Canada noon exchange rate on August 31, 2012.

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

For the financial year ended August 31, 2012, the Company's NEO compensation program consisted of the following elements:

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

Base salary/management fees of the Named Executive Officers is set by the Compensation Committee on the basis of the applicable officer’s responsibilities, experience and past performance. In determining the base salary to be paid to a particular Named Executive Officer, the Compensation Committee considers the particular responsibilities related to the position, the experience level of the officer, and his or her past performance at the Company and the current financial position of the Company.

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

Stock Option Plan

The Company’s Amended Stock Option Plan (the "Plan") was adopted by the board of directors on January 20, 2012 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on February 24, 2012.  The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an "Eligible Individual") to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us.  Directors and officers currently are not remunerated for their services except as stated in "Executive Compensation" above.

The maximum number of common shares which may be set aside for issue under the Plan is an amount not to exceed 20% of the total shares issued and outstanding of the Company as of the date of each Option grant provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.   Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares is to be determined by the Board in its sole discretion..

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

Incentive Plan Awards

At August 31, 2012 the Company has outstanding 600,000 stock options exercisable at $0.16 until February 28, 2017 to Named Executive Officers and directors.

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

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors or meeting of the shareholders attended. During the fiscal year ended August 31, 2012 no amount was paid by the Company with respect to such fees.

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

The term of Mr. Klyman as a director began on August 10, 2000. Mr. Cassina was appointed as a director on February 9, 2010, Mr. McNeil who was appointed on June 18, 2010 and Mr. Gaines was appointed as a director on January 25, 2012. Our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our sole executive officer was appointed by our Board of Directors to serve until the earlier of his resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2012 for their services in their capacity as directors or any compensation paid to committee members.

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

Directorships

The following directors of ours are directors of other Canadian or United States reporting issuers as follows:

Milton Klyman	Western Troy Capital Resources Inc.

Board and Committee Meetings

The board of directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2012.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Petroleum and Natural Gas Committee Meetings	Disclosure Committee Meetings
Milton Klyman	5	4	Nil	1	Nil
James Cassina	5	4	Nil	1	Nil
Colin McNeil	5	4	Nil	1	Nil
Alan D. Gaines	3	Nil	Nil	Nil	Nil

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

As of August 31, 2012 and the date of the filing of this Annual Report we did not have any employees other than our sole executive officer.

E.	SHARE OWNERSHIP

Our common shares are owned by Canadian residents, United States residents and residents of other countries.  The only class of our securities, which is outstanding as of the date of the filing of this Annual Report, is common stock.  All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of November 30, 2012, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group.  Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Note	Percentage
Alan D. Gaines	Director	8,000,000	(2)	7.77%
Milton Klyman	Director	400,000	(3)	0.40%
Colin McNeil	Director	200,000	(4)	0.20%
James Cassina	Officer/Director and Principal Shareholder	24,537,704	(5)	22.90%
Core Energy Enterprise Inc. (6)	Principal Shareholder	8,146,704	(7)	7.91%
Gerald Hickson	Principal Shareholder	8,500,000	(8)	8.38%
All officers and directors as a group (4 persons)		33,137,704	(2) (3) (4) (5)	28.64%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 98,957,457 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 4,000,000 outstanding shares and 4,000,000 shares underlying 4,000,000 presently exercisable warrants.

(3)	Includes 100,000 outstanding shares, 100,000 shares underlying 100,000 presently exercisable warrants and 200,000 shares underlying 200,000 presently exercisable stock options.

(4)	Includes 200,000 shares underlying 200,000 presently exercisable stock options.

(5)	Includes 4,073,208 outstanding shares and 4,073,208 shares underlying 4,073,208 presently exercisable warrants owned by Core Energy Enterprises Inc. Also includes 8,199,450 outstanding shares and 7,991,838 shares underlying 7,991,838 presently exercisable warrants and 200,000 shares underlying 200,000 presently exercisable stock options owned directly by James Cassina.

(6)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(7)	Includes 4,073,208 outstanding shares underlying 4,073,208 shares underlying presently exercisable warrants.

(8)	Includes 6,000,000 outstanding shares and 2,500,000 presently exercisable warrants.

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

There are 98,957,457 issued and outstanding shares of our common stock as of November 30, 2012.  As of November 30, 2012, to the best of our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.  The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
Alan D. Gaines	8,000,000	(1)	7.77%
James Cassina	24,537,704	(2)	22.90%
Core Energy Enterprise Inc. (3)	8,146,704	(4)	7.91%
Gerald Hickson	8,500,000	(5)	8.38%

(1)	Includes 4,000,000 outstanding shares and 4,000,000 shares underlying 4,000,000 presently exercisable warrants.

(2)	Includes 4,073,208 outstanding shares and 4,073,208 shares underlying 4,073,208 presently exercisable warrants owned by Core Energy Enterprises Inc. Also includes 8,199,450 outstanding shares and 7,991,838 shares underlying 7,991,838 presently exercisable warrants and 200,000 shares underlying 200,000 presently exercisable stock options owned directly by James Cassina.

(3)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(4)	Includes 4,073,208 outstanding shares underlying 4,073,208 shares underlying presently exercisable warrants.

(5)	Includes 6,000,000 outstanding shares and 2,500,000 presently exercisable warrants.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of November 30, 2012.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,073	33,611,604	94.12%	33.97%
USA	48	34,728,638	4.21%	35.09%
All Other	19	30,617,215	1.67%	30.94%
Total	1,140	98,957,457	100%	100%

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of us.

B.	RELATED PARTY TRANSACTIONS

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2012	August 31, 2011
Short term employee benefits (1)	$75,000	$56,250
Directors stock based compensation (3)	95,910	-
	$170,910	$56,250

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2012	August 31, 2011	September 1, 2010 (2)
Short term employee benefits (1)	$131,250	$56,250	$18,000
Expenses paid on behalf of the Company	1,896	-	-
	$133,146	$56,250	$18,000

(1)	Commencing December 1, 2010 the Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	Management fees to the former President of the Company.
(3)	On March 1, 2012, the Company granted 600,000 share purchase options to directors with an exercise price of $0.16 per share expiring on February 28, 2017.

At August 31, 2012 the amount of directors’ fees included in trade and other payables was $12,900 (August 31, 2011 $8,800 and September 1, 2010 $6,700).

At August 31, 2012 the Company had promissory notes payable to the President of $28,845 and US$300,000 (August 31, 2011 US$300,000). For the year ended August 31, 2012 the Company recorded interest of $32,538 At August 31, 2012, included in trade and other payables is interest of $28,687 (August 31, 2011 $26,135). During the year ended August 31, 2012 the Company issued 207,612 common shares to the President as full settlement of interest due in the amount of $30,195. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

On September 1, 2011 the Company paid to Source Re Work Program, Inc. (“Source”) the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250. Eric Johnson was the President of Source, is a shareholder of the Company and was the Vice President of Operations for Dyami Energy until April 13, 2011.

At August 31, 2012 the Company has a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the year ended August 31, 2012 the Company recorded interest of $83,947. At August 31, 2012 included in trade and other payables is interest of $63,296 (August 31, 2011 $92,219). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021.

At August 31, 2012 included in trade and other payables is $14,649 due to Gottbetter & Partners LLP for legal fees (August 31, 2011 $68,918). On February 17, 2012 the Company converted $50,000 of debt into 1,000,000 pre forward split units of the Company at $0.05 per unit. During the year ended August 31, 2012 the Company completed private placements of 10,575,000 units in the capital of the Company for gross proceeds of $2,113,986 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $99,326 and issued 846,000 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At August 31, 2012 the Company had an unsecured, non-interest bearing and repayable on demand shareholder loan in the amount of Nil (August 3, 2011 and September 1, 2010 $57,500). For the year ended August 31, 2012 interest was imputed at a rate of 10% per annum and interest of $2,334 was recorded and included in contributed surplus (August 31, 2011 $5,750). On January 24, 2012 the Company converted $50,000 of the loan into 1,000,000 units and on February 17, 2012 the Company converted the balance of the loan, $7,500 into 150,000 units in the capital of the Company at $0.05per unit.

During the year ended August 31, 2012, the Company received US$175,000 and $293,000 and issued promissory notes to five shareholders. During the year ended August 31, 2012 the Company paid US$480,000 in promissory notes. At August 31, 2012, the Company had shareholders’ loans payable of US $1,583,740 and $293,000 (August 31, 2011 US$2,490,000 and CDN$149,000). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the year ended August 31, 2012 the Company recorded interest of $254,117. At August 31, 2012, included in trade and other payables is interest of $190,484 (August 31, 2011 $171,640). During the year ended August 31, 2012 the Company issued 2,039,969 common shares as full settlement of interest due on shareholder notes in the amount of $236,669.

On January 24, 2012 the Company converted $250,000 of shareholders’ loans into 5,000,000 units in the capital of the Company at $0.05 per unit and on February 17, 2012 the Company converted $500,000 into 10,000,000 units in the capital of the Company at $0.05 per unit.

Inter-Company Balances

As at August 31, 2012, the inter-company balance due from our wholly owned subsidiary 1354166 Alberta was $88,000. As at August 31, 2012, the inter-company balance due from our wholly owned subsidiary Dyami Energy was $5,225,602. As of November 30, 2012, the inter-company balance due from 1354166 Alberta is $88,000 and the inter-company balance due from Dyami Energy is $5,271,634.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8     FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's Audited Consolidated Financial Statements for the fiscal years ended August 31, 2012 and 2011 and the notes thereto required as part of this Annual Report are filed under Item 18 of this Annual Report.

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

Matthews Lease Litigation

The lessor of the Matthews lease expressed their belief that the Lease has terminated and on April 30, 2012 filed a petition in the District Court of Zavala County, Texas, seeking a declaration that the lease has terminated (Case No. 12-04-12751-ZCV). The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages.

The Company elected to conduct the continuous drilling program provision of the lease in order to extend the term of the lease beyond its primary term. The Company commenced actual drilling operations on a well, within the 180 day time period allowed and defined in the amended lease every such period since the end of the primary term.

In March 2012, the Company notified the lessor of its intention to continue drilling the No. 2-H well initiated in October 2011 and suspended, and to drill a new well, the 4-H under the continuous-drilling program.

Upon receipt of this notice, and before the 180-day deadline to commence actual drilling operations expired, the lessor informed the Company that it was taking the position that the lease had terminated because the Company allegedly failed to drill the No. 2-H well in a good faith attempt to secure production, and thus failed to comply with the continuous drilling program. The lessor later added that the Company was 2 days late having a drill bit contact the surface of the earth and turn to the right. Based on the Company’s extensive logging, coring, and laboratory work and analysis, the Company was highly confident that these wells would produce in commercial quantities, which would have benefitted the lessor and the other royalty owner, and would have allowed the Company to begin to recoup its investment in the lease. Extended development drilling would have followed. Accordingly the Company is seeking specific performance or damages from the lessors.

As at August 31, 2012, no amounts of contingent loss due to the impairment of the above mentioned lease have been recorded in these consolidated financial statements. According to the Company's legal counsel, there are no dispositive motions pending, a trial date has not been set and in their opinion it is not possible to evaluate the likelihood of an unfavorable outcome or the amount or range of potential loss.

The Company carries its investment in the Matthews lease at approximately $4,645,534. If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss equal to the carrying value of the Matthews lease, when determined. (See “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates”).

The following table summarizes the sensitivity of the carrying value of the Company’s Matthews lease for the year ended August 31, 2012. When assessing the potential impact of a negative result, the Company believes that the carrying value is a reasonable measure. A negative result could impact the Company’s net loss, as follows:

Sensitivity Analysis of the Carrying value of the Matthews lease	Effect on Net Loss
Net loss at August 31, 2012	$2,809,187
Impairment loss on Matthews lease	4,645,534
Net loss after impairment	$7,454,722

Other Litigation

During the year ended August 31, 2010 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

During the year ended August 31, 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy is disputing the amount charged due to faulty equipment. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

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

ITEM 9     THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 98,957,457 were issued and outstanding as of November 30, 2012. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constating documents.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, with such rights, preferences and privileges as may be determined from time to time by our board of directors.  There were no preferred shares outstanding at November 30, 2012.

Our common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.	OFFER AND LISTING DETAILS

Our common stock became eligible for trading on October 22, 2009 on the Over the Counter Bulletin Board ("OTCBB") under the symbol (“EGNKF”). Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol (“EFRDF”). Prior to our common stock being listed on the OTCBB, our common stock had not publicly traded since 1990. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012.

The following table set forth the reported high and low bid prices for shares of our common stock on the OTCBB in US dollars for the periods indicated.

	Period (1)	High (3)	Low(3)
Fiscal Year August 31, 2012	Year Ended August 31, 2012	$0.51	$0.10
Fiscal Year August 31, 2011	Year Ended August 31, 2011	$1.02	$0.35
Fiscal Year August 31, 2010	Year Ended August 31, 2010	$0.65	$0.03

Fiscal Year 2013 by Quarter	First Quarter ended 11/30/2012	$0.40	$0.13

Fiscal Year 2012 By Quarter	First Quarter ended 11/30/2011	$0.35	$0.10
	Second Quarter Ended 02/29/2012	$0.30	$0.10
	Third Quarter Ended 05/31/2012	$0.50	$0.42
	Fourth Quarter Ended 08/31/2012	$0.51	$0.35

Fiscal Year 2011 By Quarter	First Quarter ended 11/30/2010	$1.02	$0.40
	Second Quarter Ended 02/28/2011	$1.00	$0.50
	Third Quarter Ended 05/31/2011	$0.62	$0.42
	Fourth Quarter Ended 08/31/2011	$.088	$0.35

Fiscal Year 2010 By Quarter	First Quarter ended 11/30/2009	$0.00	$0.00
	Second Quarter Ended 02/28/2010	$0.03	$0.03
	Third Quarter Ended 05/31/2010	$0.00	$0.00
	Fourth Quarter Ended 08/31/2010	$0.65	$0.37

Calendar Year 2012 by Month	August	$0.51	$0.18
	September	$0.40	$0.20
	October	$0.30	$0.21
	November	$0.24	$0.13

Notes

(1)	Our stock commenced trading on the OTCBB on October 22, 2009.

(2)	The closing price on the OTCBB for our common stock on November 30, 2012 was $0.18.

(3)	Adjusted for 2-for-1 forward stock split on March 16, 2012.

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

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired, to secure any obligation of the Company; and

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

Our Articles of Amalgamation state that there are no restrictions on the business that may carry on or on the powers the Company may exercise.

We are authorized to issue an unlimited number of common shares and an unlimited number of preference shares of which Nil were outstanding as of the date of this Annual Report (the “Preference Shares”).

A description of the rights, preferences and privileges relating to the Company's Preference Shares is as follows:

(a)        Our Preference Shares have a par value of one-tenth of one cent (1/10) and are redeemable, voting, non-participating shares.

(b)        No dividends at any time shall be declared, set aside or paid on our Preference Shares.

(c)        In the event of a liquidation, dissolution or winding of the Company or other distribution of assets or property of the Company among shareholders for the purpose of winding up its affairs, the holders of the Preference Shares shall be entitled to received from the assets and property of the Company a sum equivalent to the aggregate par value of the Preference Shares held by them respectively before any amount shall be paid or any property or assets of the Company distributed to holders of any common shares or shares of any other class ranking junior to the Preference Shares. After payment to the holders of the Preference Shares of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the assets or property of the Company.

(d)        The Company may not redeem the Preference Shares prior to the expiration of five years from the respective dates of issuance thereof, without the prior consent of the holders of the Preference Shares to be redeemed. The Company shall redeem all of the then outstanding Preference Shares five years from the respective dates of issue

(e)        The Company may at any time or times purchase for cancellation all or any part of the Preference Shares outstanding from time to time from the holders thereof, at a price not exceeding the par value thereof, with the consent of the holders thereof.

(f)        The holders of the Preference Shares shall be entitled to receive notice of and attend all meetings of shareholders of the Company and shall have one (1) vote for each Preference Share held at all meetings of the shareholders of the Company.

Other Provisions

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

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired, to secure any obligation of the Company; and

(v)	by resolution, delegate any or all such powers to a director, a committee of directors or an officer of the Company.

Articles of Amendment dated effective March 16, 2012

By Articles of Amendment dated effective March 16, 2012 our articles were amended to

a)      To change each issued and outstanding common share in the capital of the Corporation into two (2) common share of the Corporation (the "Stock Split") effective as of the close of business on March 16, 2012; and

b)      To provide that no fractional shares shall be issued as a result of the Stock Split, and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears

Bylaws

At the Annual and Special Meeting of Shareholders held on February 24, 2012, shareholders approved a resolution to repeal and replace the Company's By-Law No. 1 and Special By-Law No. 1 (the "Old By-Laws") with a new By-Law No. 1 (the "New By-Laws") in order to reflect the current circumstances and practices of the Company and certain amendments to the Business Corporations Act (Ontario) (the "OBCA"), which came into force on August 1, 2007.

No director of ours is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest (Bylaws, Article 3.17).

Neither our Articles nor our Bylaws limit the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.  The Bylaws provide that directors shall receive remuneration as the board of directors shall determine from time to time (Bylaws, Article 3.19).

Under our Articles and Bylaws, our board of directors may, without the authorization of our shareholders, (i) borrow money upon our credit; (ii) issue, reissue, sell or pledge debt obligations of ours; whether secured or unsecured (iii) give a guarantee on behalf of us to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of ours to secure obligations(Bylaws, Article 13.1).

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any), The Chief Executive Officer, or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting (Bylaws, Article 9.1).

The board, the Chairman of the Board (if any) or the President shall have power to call a special meeting of shareholders at any time (Bylaws, Article 9.2).

Shareholders of record must be given notice of any meeting not less than 21 days or more than 50 days before the date of the meeting or as otherwise prescribed by applicable laws.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting (Bylaws, Article 9.4). Our board of directors is permitted to fix a record date for any meeting of the shareholders that is between 30 and 60 days prior to such meeting or as otherwise prescribed by applicable laws. (Bylaws, Article 9.6).  The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Company and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting (Bylaws, Article 9.9).

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

During the two year period preceding the filing date of this Annual Report, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

On December 31, 2011 we entered into an agreement with Benchmark Enterprises LLC (“Benchmark”) to amend the terms of the US$960,000 Secured Note payable to Benchmark, to extend the Maturity Date from December 31, 2011 to June 30, 2012 and to provide for the accrual of interest on the outstanding principal amount at a rate of 10% per annum through the Maturity Date.

On June 30, 2012 we entered into an agreement with Benchmark to further amend the terms of the US$960,000 Secured Note payable to Benchmark, to extend the Maturity Date from June 30, 2012 to November 30, 2012 and to provide for the interest on the outstanding principal amount at a rate of 10% per annum through the Maturity Date.

On November 23, 2012 we entered into an agreement with Benchmark to further amend the terms of the US$960,000 Secured Note payable to Benchmark, to extend the Maturity Date from November 30, 2012 to March 1, 2013 and to provide for the interest on the outstanding principal amount at a rate of 10% per annum through the Maturity Date.

On March 12, 2012 we entered into an Agreement with Gottbetter Capital Markets, LLC (“Placement Agent”) to act as a non-exclusive Placement Agent in connection with a private placement (the “Offering”) of units (“Units”) in the capital of the Company. Each Unit consisted of (i) one (1) share of the Company’s Common Stock (the “Common Stock”) and (ii) a three (3) year warrant (each, an “Investor Warrant” and collectively, the “Investor Warrants”) to purchase one half (1/2) of one (1) share of Common Stock at an exercise price of Fifty Cents ($0.50 USD) per full share (the “Investor Warrant Shares”). The Offering Price for the Units was Twenty Cents ($0.20 USD) per Unit. The Company raised gross proceeds of US$2,564,958 through the issuance of 12,824,790 Units, paid cash commissions to the Placement Agent of $136,197 and issued Placement Agent warrants to purchase 1,025,983 shares of Common Stock at an exercise price of Twenty Five Cents ($0.25 USD) for a period of three years from the date of issue.

On June 1, 2012 we retained The PrinceRidge Group LLC (“PrinceRidge”) to act as exclusive Financial Advisor to the Company for a period of six months, to assist the Company in identifying and evaluating potential transactions to enhance the future growth and expansion of the Company (the “Advisory Agreement”). Under the terms of the Advisory Agreement, upon request by the Company, PrinceRidge will assist the Company in various matters including, as appropriate:

a.	familiarizing itself, to the extent it deems appropriate and feasible, with the business, operations, assets, financial condition, management and prospects of the Company,

b.	conducting an examination of the documents and records pertaining to the Company, interviewing Company personnel and consultants engaged by the Company, and making such other reasonable investigations as PrinceRidge deems necessary and appropriate under the circumstances,

c.	performing financial analysis of the Company and comparisons with other companies in its industry,

d.	working with the Company to document financial projections for the Company including capital requirements and prospective cash flow and earnings,

e.	developing and organizing information for presentation to potential Investors or Buyers, including marketing brochures,

f.	identifying, screening and contacting prospective Investors or Buyers, as appropriate, and advising the Company on how to effectively access, attract and communicate with such potential Investors or Buyers,

g.	evaluating and recommending financial terms with respect to a Transaction,

h.	providing advice relating to capital markets activities and general market conditions,

i.	assisting the Company in negotiating the financial aspects of any Transaction, and

j.	providing such other financial advisory and investment banking services as are normal and customary for similar transactions and as may be mutually agreed upon by the Company and PrinceRidge.

In return for PrinceRidge's services, the Company paid to PrinceRidge an engagement fee of US$15,000, and is paying a monthly advisory fee equal to US$10,000. The Company may also pay success fees equal to:

(a)	in the case of any Placement with one or more Investors, a cash fee equal to 8.0% of the transaction amount receivable by the Company for equity or equity linked securities and 4.0% of the transaction amount for any debt securities;

(b)	in the case of any sale transaction with one or more buyers, a cash fee equal to 4.0% of the transaction amount) paid to the Company in any such sale transaction;
(c)	in the case of any PIPE transaction, a cash fee equal to 8.0% of the transaction amount raised by such PIPE transaction; and
(d)	in the case of any business combination, a cash fee equal to 4.0% of the transaction amount payable, receivable or retained by the Company, as applicable

As of the date of filing this report the Company has not paid any success fees to PrinceRidge.

On November 14, 2012 we entered into a letter agreement to amend the terms of the Advisory Agreement dated June 1, 2012 with PrinceRidge to extend the terms of the Advisory Agreement for an additional three month term and in return for PrinceRidge’s advisory services the Company will pay an additional US$30,000 in advisory fees due and payable on March 1, 2013.

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

Controlled Foreign Corporation Regime (“CFC”).  If a U.S. Holder (or person defined as a U.S. persons under Section 7701(aX301 of the Code) owns 10% or more of the total combined voting power of all classes of our stock (, a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, we would be a “controlled foreign corporation”.  This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of our Company (as defined by the Code) and our earnings invested in “US property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged.  It is not clear the CFC regime would apply to the U.S. Holders of our common shares, and is outside the scope of this discussion.

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

Not Applicable.  This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

ITEM 11       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed in varying degrees of risks arising from financial its instruments. The Company has entered into certain financial derivative contracts. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting. As a result, all financial derivative contracts are classified as fair value through “fair value through profit or loss” and are recorded on the statement of financial position at fair value.

The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations and limited exposure to credit and market risks while ensuring greater returns on any surplus funds.

Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Due from related party	Other financial liabilities	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Loan payable	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2012	August 31, 2011	September 1, 2010
Cash and cash equivalents	$330,003	$165,266	$43,776
Trade and other receivables	17,525	127,546	53,060
Prepaid expenses and deposits	-	44,285	-
Due from related party	-	-	1,325
Balance	$347,528	$337,097	$98,161

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2012	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

August 31, 2011	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,197,695	$1,197,695	-	-	-
Secured notes payable (1)	1,012,644	1,012,644	-	-	-
Shareholders loans (1)	2,936,236	2,936,236	-	-	-
Total	$5,146,575	$5,146,575	-	-	-

September 1, 2010	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$421,928	$421,928	-	-	-
Secured notes payable (1)	1,207,527	186,183	$1,021,344	-	-
Shareholders loans	57,500	57,500	-	-	-
Loan payable	110,000	110,000	-	-	-
Total	$1,796,955	$775,611	$1,021,344	-	-

(2)	Translated at current exchange rate.

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

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the latter portion of 2009, the recovery has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

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

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2012 and 2011 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2012		2011
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$43,764	$34,672	$64,315	$49,517
Net loss	$(2,804,642)	$(2,813,734)	$(426,381)	$(438,326)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars at August 31, 2012, August 31, 2011 and September 1, 2010:

Financial Instruments	August 31, 2012	August 31, 2011	September 1, 2010
Cash and cash equivalents	$311,318	$117,383	$5,046
Trade and other receivables	-	72,487	21,926
Exploration and evaluation assets	5,083,874	3,758,168	811,452
Due from related party	-	-	1,245
Trade and other payables	(402,633)	(754,696)	(198,015)
Provisions	(226,494)	(116,924)	(62,800)
Derivative warrant liabilities	(1,614,996)	(1,613,584)	(1,621,283)
Shareholders’ loans	(1,883,740)	(2,790,000)	-
Secured notes payable	(960,000)	(1,035,000)	(1,135,000)
Net assets denominated in US$	$307,329	$(2,362,166)	$(2,177,429)
Net asset CDN dollar equivalent at period end (1)	$303,120	$(2,311,143)	$(2,316,567)

(1)	Translated at the exchange rate in effect at August 31, 2012 $0.9863 (August 31, 2011 $0.9784, September 1, 2010 $1.0639)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2012		August 31, 2011		September 1, 2010
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	6,062	(6,062)	46,223	(46,223)	46,331	(46,331)
4%	12,125	(12,125)	92,446	(92,446)	92,663	(92,663)
6%	18,187	(18,187)	138,669	(138,669)	138,994	(138,994)
8%	24,250	(24,250)	184,891	(184,891)	185,325	(185,325)
10%	30,312	(30,312)	231,114	(231,114)	231,657	(231,657)

(iii)	Interest Rate Risk

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

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2012 and 2011 and September 1, 2010, are comprised of cash and cash equivalents, marketable securities, trade and other receivables, due from related party, trade and other payables, secured notes payable, shareholders’ loans, provisions, loan payable, and derivative warrant liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2012		August 31, 2011		September 1, 2010
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash and cash equivalents	330,003	330,003	165,266	165,266	43,776	43,776
Marketable securities	1	1	1	1	1	1
Derivative warrant liabilities	1,640,406	1,640,406	1,576,269	1,576,269	1,701,861	1,701,861
Loans and receivables:
Trade and other receivables	17,525	17,525	127,546	127,546	53,060	53,060
Due from related party	-	-	-	-	1,325	1,325
Other financial liabilities:
Trade and other payables	1,039,959	1,039,959	1,197,695	1,197,695	421,928	421,928
Secured notes payable	946,848	946,848	1,012,644	1,012,644	1,207,527	1,207,527
Shareholders’ loans	2,179,778	2,179,778	2,936,236	2,936,236	57,500	57,500
Loan payable	-	-	-	-	110,000	110,000
Provisions	240,672	240,672	125,832	125,832	73,368	73,368

Cash and cash equivalents, derivative warrant liabilities and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, due from related party, trade and other payables, secured notes payable, shareholders’ loans and loan payable approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

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

Management assessed the effectiveness of our internal control over financial reporting as of August 31, 2012 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of August 31, 2012, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

During fiscal 2012 and 2011 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Schwartz Levitsky Feldman llp, Chartered Accountants for the years ended August 31, 2012 and August 31, 2011 are as follows:

Nature of Services	Fees Paid to Auditor for Year- ended August 31, 2012	Fees Paid to Auditor for Year- ended August 31, 2011
Audit Fees(1)	$55,000	$55,900
Audit-Related Fees(2)	Nil	5,900
Tax Fees(3)	7,900	9,900
All Other Fees(4)	Nil	Nil
TOTALS	$62,900	$71,700

 Notes:

1.	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in "Audit Fees".

3.	"Tax Fees" include fees for all professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

4.	"All Other Fees" include all fees for products and services provided by the Company's auditors not included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.	CORPORATE GOVERNANCE

Not Applicable.

H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

Not applicable.

ITEM 18     FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning with page F-1:

1.          Audited Consolidated Financial Statements of Eagleford Energy Inc. for the years ended August 31, 2012 and 2011, comprised of the following:

(a)          Independent Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2012 and 2011;

(b)          Consolidated Statements of Financial Position as at August 31, 2012, 2011 and September 1, 2010;

(c)          Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2012 and 2011;

(d)          Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2012 and 2011;

(e)          Consolidated Statements of Cash Flows for the years ended August 31, 2012 and 2011;

(f)          Notes to the Consolidated Financial Statements.

ITEM 19     EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)

4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC(12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
8.1	Subsidiaries of Eagleford Energy Inc. (12)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (12)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (12)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Filed as an Exhibit hereto

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina
Title: President and Chief Executive Officer

Date: December 31, 2012

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Eagleford Energy Inc. for the years ended August 31, 2012 and 2011, comprised of the following:

(a)	Independent Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2012 and 2011;	F-4
(b)	Consolidated Statements of Financial Position for the years ended August 31, 2012 and 2011;	F-5
(c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2012 and 2011;	F-6
(d)	Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2012 and 2011;	F-7
(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2012 and 2011;	F-8
(f)	Notes to the Consolidated Financial Statements.	F9-F45

ITEM 1

Consolidated Financial Statements

For the years ended August 31, 2012 and 2011

(Expressed in Canadian Dollars)

F-2

Consolidated Financial Statements

For the years ended August 31, 2012 and 2011

(Expressed in Canadian Dollars)

Contents

Independent Auditors' Report

Consolidated Financial Statements

Consolidated Statements of Financial Position	F-5

Consolidated Statements of Operations and Comprehensive Loss	F-6

Consolidated Statements of Shareholders’ Equity	F-7

Consolidated Statements of Cash Flows	F-8

Notes to Consolidated Financial Statements	F-9 – F-45

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Eagleford Energy Inc

We have audited the accompanying consolidated financial statements of Eagleford Energy Inc and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eagleford Energy Inc and its subsidiaries as at August 31, 2012, August 31, 2011 and September 1, 2010, and their financial performance and cash flows for the years ended August 31, 2012, and August 31, 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw your attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $2,809,188 during the year ended August 31, 2012 and as of that date its current liabilities exceed its current assets by $3,819,056. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Without qualifying our opinion, we also draw your attention to Notes 7 and 17 to the consolidated financial statements which indicate that the lessor of the Matthews lease has expressed its belief that the lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration to this effect. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending these allegations and is countersuing the lessor for repudiation of the lease and seeking damages.

/s/         Schwartz Levitsky Feldman, llp

Toronto, Ontario, Canada	Chartered Accountants
December 21, 2012	Licensed Public Accountants

2300 Yonge Street, Suite 1500

Toronto, Ontario M4P 1E4

Tel: 416 785 5353

Fax: 416 785 5663

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	August 31, 2012	August 31,2011 (Note 18)	September 1, 2010 (Note 18)
Assets
Current assets
Cash and cash equivalents	$330,003	$165,266	$43,776
Marketable securities (Note 6)	1	1	1
Trade and other receivables	17,525	127,546	53,060
Prepaid expenses and deposits	-	44,285	-
Due from related party (Note 11)	-	-	1,325
Total current assets	347,529	337,098	98,162
Non-current assets
Property and equipment (Note 8)	175,000	243,000	314,000
Exploration and evaluation assets (Note 7)	8,475,487	8,995,878	5,695,290
Total non-current assets	8,650,487	9,238,878	6,009,290

Total Assets	$8,998,016	$9,575,976	$6,107,452

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other payables	$1,039,959	$1,197,695	$421,928
Secured note payable (Note 12)	946,848	1,012,644	186,183
Shareholders loans (Note 11)	2,179,778	2,936,236	57,500
Loan payable	-	-	110,000
Derivative warrant liabilities (Note 13)	-	299,049	-
Total current liabilities	4,166,585	5,445,624	775,611
Non-current liabilities
Secured notes payable (Note 12)	-	-	1,021,344
Derivative warrant liabilities (Note 13)	1,640,406	1,277,220	1,701,861
Provisions (Note 9)	240,672	125,832	73,368
Total non-current liabilities	1,881,078	1,403,052	2,796,573

Total Liabilities	6,047,663	6,848,676	3,572,184

Shareholders’ Equity
Share capital (Note 10)	5,906,633	4,635,556	3,817,184
Share purchase warrants (Note 10)	1,422,526	252,637	380,734
Share purchase options (Note 10)	170,972	-	-
Contributed surplus (Note 10)	506,200	85,737	43,750
Foreign currency translation reserve	(109,463)	(109,303)	-
Deficit	(4,946,515)	(2,137,327)	(1,706,400)
Total Shareholders’ Equity	2,950,353	2,727,300	2,535,268

Total Liabilities and Shareholders’ Equity	$8,998,016	$9,575,976	$6,107,452

Going Concern (Note 1)
Related Party Transactions and Balances (Note 11)
Subsequent Event (Note 20)
Commitments and Contingencies (Note 17)
Approved by the Board of Directors

/s/ James Cassina	/s/ Milton Klyman
James Cassina, Director	Milton Klyman, Director
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Operations and Comprehensive Loss

For the years ended August 31, (Expressed in Canadian Dollars)	2012	2011 (Note 18)

Revenue
Natural gas sales, net of royalties	$39,218	$56,916
Expenses
Operating costs	28,471	52,190
Depletion and accretion	20,509	23,912
General and administrative	705,591	502,474
Marketing and public relations	46,272	88,569
Impairment loss on property and equipment (Note 8)	50,774	48,249
Interest expense	88,789	68,199
Loss (gain) on derivative warrant liabilities (Note 13)	46,655	(126,410)
Loss on settlement of debt (Note 10)	1,465,465	-
Stock based compensation (Note 10)	95,910	-
Stock based compensation - non employees (Note 10)	75,062	-
Compensation expense on re-pricing of units (Note 10)	188,625	-
Loss (gain) on foreign exchange	36,283	(161,340)
Gain on disposal of marketable securities	-	(8,000)
	2,848,406	487,843

Net loss	(2,809,188)	(430,927)

Foreign currency translation	(160)	(109,303)

Comprehensive loss	$(2,809,348)	$(540,230)

Loss per share, basic and diluted	$(0.034)	$(0.007)

Weighted average shares outstanding, basic and diluted *	81,769,733	63,854,456

* Reflects the March 16, 2012 two-for-one stock split (Refer to Note 10)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders Equity
For the years ended August 31, 2012 and 2011
(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of shares*	SHARE CAPITAL Amount $	SHARE PURCHASE WARRANTS $	SHARE PURCHASE OPTIONS $	CONTRI- BUTED SURPLUS $	FOREIGN CURRENCY TRANS- LATION RESERVE $	DEFICIT $	TOTAL EQUITY $
Balance, September 1, 2010 (Note 18)	59,502,051	3,817,184	380,734	-	43,750	-	(1,706,400)	2,535,268
Issuance of units as compensation	200,000	95,800	-	-	-	-	-	95,800
Warrants exercised	7,420,692	722,572	(128,097)	-	-	-	-	594,475
Warrants cancelled	-	-	-	-	36,237	-	-	36,237
Imputed Interest	-	-	-	-	5,750	-	-	5,750
Foreign currency translation	-	-	-	-	-	(109,303)	-	(109,303)
Net loss for the year	-	-	-	-	-	-	(430,927)	(430,927)
Balance, August 31, 2011 (Note 18)	67,122,743	4,635,556	252,637	-	85,737	(109,303)	(2,137,327)	2,727,300
Issuance of shares as debt settlement	3,107,006	395,589	-	-	-	-	-	395,589
Issuance of units as debt settlement	17,150,000	1,150,367	1,102,348	-	-	-	-	2,252,715
Private placement of units	2,000,000	32,459	67,541	-	-	-	-	100,000
Private placement of units	3,000,000	342,786	-	-	-	-	-	342,786
Compensation expense on re-pricing units	750,000	-	-	-	118,507	-	-	118,507
Private placement of units	6,825,000	702,528						702,528
Warrants expired	-	-	-	-	318,552	-	-	318,552
Issuance of shares as debt settlement	171,386	44,547	-	-	-	-	-	44,547
Imputed interest	-	-	-	-	2,334	-	-	2,334
Stock based compensation	-	-		170,972	-	-	-	170,972
Units cancelled	(3,418,468)	(1,397,199)	-	-	(18,930)	-	-	(1,416,129)
Foreign currency translation	-	-	-	-	-	(160)	-	(160)
Net loss for the year	-	-	-	-	-	-	(2,809,188)	(2,809,188)
Balance, August 31, 2012	96,707,667	5,906,633	1,422,526	170,972	506,200	(109,463)	(4,946,515)	2,950,353

* Reflects the March 16, 2012 two-for-one stock split (Refer to Note 10)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows For the years ended August 31, (Expressed in Canadian Dollars)	2012	2011

Cash provided by (used in )
Operating activities
Net loss for the period	$(2,809,188)	$(430,927)
Items not involving cash:
Depletion and accretion	20,509	23,912
Imputed interest	2,334	5,750
Unrealized Loss (gain) on derivative warrant liabilities	46,655	(126,410)
Loss on settlement of debt	1,465,465	-
Impairment loss on property and equipment	50,774	48,249
Shares and warrants issue for services	44,285	88,569
Compensation expense on re-pricing of units	188,625	-
Stock based compensation	170,972	-
Provisions	64,773	(5,669)
Gain on disposal of marketable securities	-	(8,000)
Net changes in non-cash working capital (Note 15)	372,170	702,606
	(382,626)	298,080
Investing activities
Additions to exploration and evaluations assets	(1,559,763)	(3,262,782)
Proceeds on disposal of marketable securities	-	8,000
	(1,559,763)	(3,254,782)
Financing activities
Private placement of units, net of share issue costs	2,086,718	-
Secured notes payable, net	(65,796)	(194,883)
Shareholders’ loans, net	50,042	2,878,736
Repayment of loan payable	-	(110,000)
Warrants exercised	-	594,475
	2,070,964	3,168,328

Effect of exchange rate changes on cash and cash equivalents	36,162	(90,136)
Increase in cash and cash equivalents for the year	128,575	211,626
Cash and cash equivalents, beginning of year	165,266	43,776
Cash and cash equivalents, end of year	$330,003	$165,266

Supplemental Cash Flow Information and Non-cash Transactions (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

1.	Nature of Business and Going Concern

Eagleford Energy Inc. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At August 31, 2012, the Company had a working capital deficiency of $3,819,056 (August 31, 2011 $5,108,526 and September 1, 2010 $677,449) and an accumulated deficit of $4,946,515 (August 31, 2011 $2,137,327 and September 1, 2010 $1,706,400). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. During the year ended August 31, 2012 the Company extinguished $1,227,386 of debt through the issuance of share capital in the Company. In addition, the Company raised net proceeds of $2,086,718 through the issuance of share capital. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and the Company has elected September 1, 2010 as the date of transition to IFRS (the “Transition Date”). IFRS 1, First Time Adoption of IFRS has effected the consolidated financial statements of the Company and the changes are included in Note 18.

These consolidated financial statements of the Company were approved by the Board of Directors on December 21, 2012.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Basis of Preparation and First-time Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”). The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 18 discloses the impact of the transition to IFRS on the Company's reported consolidated statement of financial position, financial performance and cash flows including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended August 31, 2011 prepared under Canadian GAAP.

The accounting policies applied in these audited consolidated financial statements are based on IFRS effective for the year ended August 31, 2012, as issued and outstanding as of December 21, 2012 the date the Board of Directors approved the statements.

Principles of Consolidation

Subsidiaries are all entities (including special purpose entities) controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Dyami Energy LLC a Texas limited liability company (“Dyami Energy”). All Intercompany balances and transactions have been eliminated on consolidation.

3.	Summary of Significant Accounting Policies

Subject to certain IFRS 1 transition elections (refer to Note 18), the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Cash and Cash Equivalents

Cash and cash equivalents include banks balances and highly liquid temporary money market instruments with original maturities of three months or less.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Texas subsidiary, Dyami Energy is United States dollars.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Items included in the consolidated financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statements of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under the equity section of the consolidated statement of financial position. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are also included in the foreign currency translation reserve.

Loss per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2012 was $1 (August 31, 2011 and September 1, 2010 - $1) (see Note 6).

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and cash equivalents, marketable securities and derivative warrant liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured notes payable, loans payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its share purchase warrants. In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black Scholes model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

Property and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to statement of operations.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to statement of operations as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as exploration and evaluation assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized exploration and evaluation assets generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually for developed properties.

Proved and probable reserves are estimated using independent reserve engineer reports for developed properties only and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economic benefit of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the profit or loss.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The company uses the fair value method for accounting for stock-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

Critical Accounting Estimates and Judgments

The timely preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements are:

Valuation and classification of exploration and evaluation assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Matthews Lease Litigation

The lessors of the Matthews lease expressed their belief that the lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages (see Note 7).

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against producing and developed, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes.

Provisions

Considerable judgment is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgment is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

Significant changes in the assumptions, including those with respect to future business plan and cash flows, could materially change the recorded carrying amounts.

4.	Recent Accounting Pronouncements

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in September 2011 in order to align the presentation of items in comprehensive income with US GAAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IAS 27 “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9 “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2012	Canada	United States	Total
Net revenue	$39,218	-	$39,218
Net loss	$(2,588,298)	(220,890)	$(2,809,188)

For the year ended August 31, 2011	Canada	United States	Total
Net revenue	$56,916	-	$56,916
Net loss	$(371,361)	(59,566)	$(430,927)

As at August 31, 2012	Canada	United States	Total
Total Assets	$3,983,791	$5,014,225	$8,998,016
Total Liabilities	$5,478,773	$568,890	$6,047,663
As at August 31, 2011
Total assets	$5,745,321	$3,830,655	$9,575,976
Total liabilities	$6,241,697	$606,979	$6,848,676
As at September 1, 2010
Total assets	$5,213,827	$893,625	$6,107,452
Total liabilities	$3,361,515	$210,669	$3,572,184

6.	Marketable Securities

August 31, 2012
Investments in quoted company security (see Note 3)
(September 1, 2010 and August 31, 2011 - $1)	$1

7.	Exploration and Evaluation Assets

Cost
Balance September 1, 2010	$5,695,290
Additions	3,262,782
Decommissioning obligations	52,641
Change in decommissioning obligation estimates	4,332
Foreign exchange	(19,167)
Balance August 31, 2011	8,995,878
Additions	1,559,763
Units cancelled	(2,091,616)
Decommissioning obligations	41,243
Change in decommissioning obligation estimates	6,546
Foreign exchange	(36,327)
Balance August 31, 2012	$8,475,487

The Company’s exploration and evaluation assets are located in Texas, USA. As at and for the years ended August 31, 2012 and August 31, 2011 no impairment loss was recorded. For the year ended August 31, 2012 the Company capitalized interest of $289,650 to exploration and evaluation assets (August 31, 2011: $197,690).

Mathews Lease, Zavala County, Texas, USA

On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common share purchase warrants. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Dyami Energy holds a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million and Eagleford holds a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas. The royalties payable under the Matthews lease are 25%.

The Matthews Oil and Gas Lease had a primary term of three years commencing April 1, 2008, unless commercial production is established from a well or lands pooled therewith or the lessee is then engaged in actual drilling or reworking on any well within 90 days thereafter. The lease shall remain in force so long as the drilling or reworking is processed without cessation of more than 90 days. Once production is established, the lease is held by production so long as a new well is commenced within 180 days of completion of the prior well, which is defined as 15 days following reaching total depth in a well or the total length of a horizontal well.

Matthews Lease Litigation

The lessor of the Matthews lease expressed their belief that the lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages.

The Company elected to conduct the continuous drilling program provision of the lease in order to extend the term of the lease beyond its primary term. The Company commenced actual drilling operations on a well, within the 180 day time period allowed and defined in the amended lease every such period since the end of the primary term.

In March 2012, the Company notified the lessor of its intention to continue drilling the No. 2-H well initiated in October 2011 and suspended, and to drill a new well, the 4-H under the continuous-drilling program.

Upon receipt of this notice, and before the 180-day deadline to commence actual drilling operations expired, the lessor informed the Company that it was taking the position that the lease had terminated because the Company allegedly failed to drill the No. 2-H well in a good faith attempt to secure production, and thus failed to comply with the continuous drilling program. The lessor later added that the Company was 2 days late having a drill bit contact the surface of the earth and turn to the right. Based on the Company’s extensive logging, coring, and laboratory work and analysis, the Company was highly confident that these wells would produce in commercial quantities, which would have benefitted the lessor and the other royalty owner, and would have allowed the Company to begin to recoup its investment in the lease. Extended development drilling would have followed. Accordingly the Company is seeking specific performance or damages from the lessors.

As at August 31, 2012, no amounts of contingent loss due to the impairment of the above mentioned lease have been recorded in these consolidated financial statements. According to the Company's legal counsel, there are no dispositive motions pending, a trial date has not been set and in their opinion it is not possible to evaluate the likelihood of an unfavorable outcome or the amount or range of potential loss.

The Company carries its investment in the Matthews lease at approximately $4,645,534. If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss equal to the carrying value of the Matthews lease, when determined.

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

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

8.	Property and Equipment

Petroleum and Natural Gas Properties
Cost or deemed cost
Balance September 1, 2010	$314,000
Change in decommissioning obligation estimates	302
Balance August 31, 2011	314,302
Change in decommissioning obligation estimates	819
Balance August 31, 2012	$315,121

Accumulated depletion and impairment
Balance September 1, 2010	-
Depletion	$(23,053)
Impairment	(48,249)
Balance August 31, 2011	(71,302)
Depletion	(18,045)
Impairment	(50,774)
Balance August 31, 2012	$(140,121)

Carrying Value
At September 1, 2010	$314,000
At August 31, 2011	$243,000
At August 31, 2012	$175,000

As at and for the year ended August 31, 2012 and 2011, no general and administrative costs were capitalized. For the year ended August 31, 2012 the Company recorded an impairment loss of $50,774 on its Alberta, Canada property as a result of an evaluation prepared by an independent reserves evaluator (August 31, 2011 $48,249). The evaluation was based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Alberta, Canada

The Company has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

9.	Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, September 1, 2010	$6,555	$66,813	$73,368
Accretion expense	859		859
Additions	52,641		52,641
Change in estimate	4,633		4,633
Foreign exchange		(5,669)	(5,669)
Balance, August 31, 2011	64,688	61,144	125,832
Accretion expense	2,464		2,464
Additions	41,243	64,866	106,109
Change in estimate	7,365		7,365
Foreign exchange	(1,005)	(93)	(1,098)
Balance, August 31, 2012	$114,755	$125,917	$240,672

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $114,755 at August 31, 2012 (August 31, 2011 $64,688 and September 1, 2010 $6,555) based on an undiscounted total future liability of $158,974 (August 31, 2011 $102,974 and September 1, 2010 $12,474). These payments are expected to be incurred between fiscal 2022 and 2031. The discount factor, being the risk free rate related to the liability is 2.37% (August 31, 2011 3.10% and September 1, 2010 3.33%).

b)	Other Provisions

During the year ended August 31, 2010 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

During the year ended August 31, 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy is disputing the amount charged due to faulty equipment. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

The above amounts have been classified as long term, however not discounted as the impact to the consolidated financial statements is immaterial.

10.	Share Capital and reserves

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance September 1, 2010	59,502,051	$3,817,184
Exercise of warrants (note a)	7,420,692	722,572
Issued as compensation (note b)	200,000	95,800
Balance August 31, 2011	67,122,743	4,635,556
Debt settlement (note c)	3,107,006	395,589
Debt settlement (note d)	6,000,000	522,856
Debt settlement (note e)	11,150,000	627,511
Private placement (note f)	2,000,000	32,459
Private placement (note g)	3,750,000	342,786
Private placement (note h)	6,825,000	702,528
Debt settlement (note i)	171,386	44,547
Cancelled (note j)	(3,418,468)	(1,397,199)
Balance August 31, 2012	96,707,667	$5,906,633

* Reflects the March 16, 2012 two-for-one stock split

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The following table sets out the changes in warrants during the respective periods:

	August 31, 2012		August 31, 2011
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of year	21,050,948	$0.04	28,471,640	$0.04
Warrants exercised (note a)	-	-	(7,420,692)	$0.04
Debt settlement (note d)	6,000,000	$0.05
Debt settlement (note e)	11,150,000	$0.05
Private placement (note f)	2,000,000	$0.05
Balance, end of year	40,200,948	$0.04	21,050,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)            During the year ended August 31, 2011, 1,000,000 common share purchase warrants were exercised at $0.04 expiring February 5, 2014 for proceeds of $35,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $12,000; 1,200,000 common share purchase warrants were exercised at $0.04 expiring February 25, 2014 for proceeds of $42,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $14,400; 70,692 common share purchase warrants were exercised at $0.04 expiring February 27, 2014 for proceeds of $2,475. The amount allocated to warrants based on relative fair value using the Black Scholes model was $822; and 5,150,000 common share purchase warrants were exercised at $0.10 expiring April 14, 2011 for proceeds of $515,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $100,875.

(b)            In April 29, 2011, the Company entered into a consulting agreement with a service provider to provide corporate marketing and public relations to the Company for a period of six months. As compensation, the Company agreed to issue 200,000 common shares and 100,000 common share purchase warrants exercisable at US $0.63 per common share expiring May 4, 2012. The amount allocated to common shares was based on the share price at the time of issuance was $95,800 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $37,054. For the year ended August 31, 2011, $88,569 was recorded as marketing and public relations expense and $44,285 was recorded as prepaid expenses. On May 4, 2012, 100,000 warrants expired. The amount allocated to derivative financial instruments based on fair value using the Black Scholes model was $39,440 with a corresponding increase to contributed surplus (see Note 13).

(c)            During the year ended August 31, 2012, the Company issued 3,107,006 common shares as full settlement of interest due on shareholders’ loans in the amount of $325,903. The amount allocated to common shares based on fair value was $395,589 and $69,686 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(d)            On January 24, 2012, the Company converted shareholders’ loans in the aggregate amount of $300,000 through the issuance of a total of 6,000,000 units in the capital of the Company at $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $522,856 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $507,038 and $729,894 was recorded as a loss on settlement of debt.

(e)            On February 17, 2012, the Company converted debt and shareholders’ loans in the aggregate amount of $557,500 through the issuance of a total of 11,150,000 units in the capital of the Company at of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $627,511 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $595,310 and $665,321 was recorded as a loss on settlement of debt.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

(f)            On February 17, 2012, the Company completed a non-brokered private placement of a total of 2,000,000 units in the capital of the Company at a purchase price of $0.05 per unit for net proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $67,541.

(g)            On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 of equity capital from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $282,604. In connection with the private placement, the Company paid cash commissions and other expenses of $45,030 and issued an aggregate of 240,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $78,005 with a corresponding decrease in common shares. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the units based on the new offering price was determined to be $188,625. The amount allocated to contributed surplus was $132,616 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,009. In addition, the Company issued an additional 60,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model for broker warrants was $14,109 with a corresponding decrease in contributed surplus (see Note 13)

(h)            On July 20, 2012 and August 7, 2012 the Company completed private placements for gross proceeds of $1,365,561 of equity capital from arm’s length private placement funding through the issuance of 6,825,000 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $460,907. In connection with the private placement, the Company paid cash commissions and other expenses of $82,239 and issued an aggregate of 546,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $119,887 with a corresponding decrease in common shares (see Note 13).

(i)            On May 8, 2012, the Company issued 171,385 common shares as full settlement of interest due on shareholders’ loans in the amount of $43,983. The amount allocated to common shares based on fair value was $44,547 and $564 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(j)            On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common shares purchase warrants exercisable at US$0.50 until August 31, 2014. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616, a reduction in common shares of $1,397,199, a reduction of derivative warrant liabilities of $675,487 and a reduction in contributed surplus of $18,930 (see Note 13).

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The following table summarizes the outstanding warrants as at August 31, 2012:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	1.43	$24,000
800,512	$0.04	February 25, 2014	1.49	9,606
18,250,436	$0.04	February 27, 2014	1.49	219,031
6,000,000	$0.05	January 24, 2015	2.40	507,038
11,150,000	$0.05	February 17, 2015	2.47	595,310
2,000,000	$0.05	February 17, 2015	2.47	67,541
40,200,948	$0.04		1.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%
Expected volatility	218%
Expected life (years)	3
Dividend yield	-

The following table summarizes the outstanding warrants as at August 31, 2011:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	2.44	$24,000
800,512	$0.04	February 25, 2014	2.49	9,606
18,250,436	$0.04	February 27, 2014	2.50	219,031
21,050,948	$0.04		2.49	$252,637

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at September 1, 2010:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,150,000	$0.10	April 14, 2011	0.62	$100,875
1,000,000	$0.04	February 5, 2014	3.43	12,000
2,000,512	$0.04	February 25, 2014	3.49	24,006
20,321,128	$0.04	February 27, 2014	3.49	243,853
28,471,640	$0.04		2.97	$380,734

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	2012	2011
Weighted average shares outstanding, basic and diluted	81,769,733	63,854,456

* Reflects the March 16, 2012 two-for-one stock split

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, September 1, 2010 and August 31, 2011	-	$-
Granted	1,050,000	0.16
Balance, August 31, 2012	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2012:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	4.50	1,000,000	$0.16
$0.25	50,000	$0.25	4.90	50,000	$0.25
	1,050,000	$0.16	4.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

Stock Based Compensation

On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors. These options are exercisable at $0.16 per share, vesting immediately and expire on February 28, 2017. The Company recorded non-cash stock based compensation expense of $95,910.

Stock Based Compensation – Non Employees

On March 1, 2012, the Company granted options to purchase 400,000 common shares to a consultant. These options are exercisable at $0.16 per share, vesting immediately and expire on February 28, 2017. The Company recorded non-cash stock based compensation expense of $63,940.

On July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company. These options are exercisable at $0.25 per share, vest immediately and expire on July 23, 2017. The Company recorded non-cash share based compensation expense of $11,122.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

	March 1, 2012	July 24, 2012
Weighted average fair value per option	$0.16	$0.22
Weighted average risk free interest rate	1.44%	1.12%
Forfeiture rate	0%	0%
Weighted average expected volatility	213%	233%
Expected life (years)	5	5
Dividend yield	Nil	Nil

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011 and September 1, 2010	$-
Stock based compensation	170,972
Balance August 31, 2012	$170,972

Compensation Expense on Re-pricing Units

On April 13, 2012, the Company completed private placements of equity capital for gross proceeds of $748,425 from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the additional units issued based on the new offering price was determined to be $188,625 and was expensed to the statement of operations.

Black-Scholes Assumptions used
Risk-free interest rate	1.16%
Expected volatility	192%
Expected life (years)	2.9
Dividend yield	-

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, September 1, 2010	$43,750
Imputed interest (Note 11)	5,750
Warrants cancelled (note c)	36,237
Balance, August 31, 2011	85,737
Imputed interest (Note 11)	2,334
Warrants expired (note b, c)	318,552
Warrants cancelled (note j)	(18,930)
Compensation expense on re-pricing of units	118,507
Balance, August 31, 2012	$506,200

11.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2012	August 31, 2011
Short term employee benefits (1)	$75,000	$56,250
Directors stock based compensation (3)	95,910	-
	$170,910	$56,250

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2012	August 31, 2011	September 1, 2010 (2)
Short term employee benefits (1)	$131,250	$56,250	$$18,000
Expenses paid on behalf of the Company	1,896	-	-
	$133,146	$56,250	$18,000

(1)	Commencing December 1, 2010 the Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	Management fees to the former President of the Company.
(3)	On March 1, 2012, the Company granted 600,000 share purchase options to directors with an exercise price of $0.16 per share expiring on February 28, 2017.

At August 31, 2012 the amount of directors’ fees included in trade and other payables was $12,900 (August 31, 2011 $8,800 and September 1, 2010 $6,700).

At August 31, 2012 the Company had promissory notes payable to the President of $28,845 and US$300,000 (August 31, 2011 US$300,000). For the year ended August 31, 2012 the Company recorded interest of $32,538. At August 31, 2012, included in trade and other payables is interest of $28,687 (August 31, 2011 $26,135). During the year ended August 31, 2012 the Company issued 207,612 common shares to the President as full settlement of interest due in the amount of $30,195. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

On September 1, 2011 the Company paid to Source Re Work Program, Inc. (“Source”) the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250. Eric Johnson was the President of Source, is a shareholder of the Company and was the Vice President of Operations for Dyami Energy until April 13, 2011 (see Note 12).

At August 31, 2012 the Company has a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the year ended August 31, 2012 the Company recorded interest of $83,947. At August 31, 2012 included in trade and other payables is interest of $63,296 (August 31, 2011 $92,219). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021 (see Note 12).

At August 31, 2012 included in trade and other payables is $14,649 due to Gottbetter & Partners LLP for legal fees (August 31, 2011 $68,918). On February 17, 2012 the Company converted $50,000 of debt into 1,000,000 units of the Company at $0.05 per unit. During the year ended August 31, 2012 the Company completed private placements of 10,575,000 units in the capital of the Company for gross proceeds of $2,113,986 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $99,326 and issued 846,000 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At August 31, 2012 the Company had an unsecured, non-interest bearing and repayable on demand shareholder loan in the amount of Nil (August 31, 2011 and September 1, 2010 $57,500). For the year ended August 31, 2012 interest was imputed at a rate of 10% per annum and interest of $2,334 was recorded and included in contributed surplus (August 31, 2011 $5,750). On January 24, 2012 the Company converted $50,000 of the loan into 1,000,000 units and on February 17, 2012 the Company converted the balance of the loan, $7,500 into 150,000 units in the capital of the Company at $0.05 per unit.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

During the year ended August 31, 2012, the Company received US$175,000 and $293,000 and issued promissory notes to five shareholders. During the year ended August 31, 2012 the Company paid US$480,000 in promissory notes. At August 31, 2012, the Company had shareholders’ loans payable of US $1,583,740 and $293,000 (August 31, 2011 US$2,490,000 and CDN$149,000). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the year ended August 31, 2012 the Company recorded interest of $254,117. At August 31, 2012, included in trade and other payables is interest of $190,484 (August 31, 2011 $171,640). During the year ended August 31, 2012 the Company issued 2,039,969 common shares as full settlement of interest due on shareholder notes in the amount of $236,669.

On January 24, 2012 the Company converted $250,000 of shareholders’ loans into 5,000,000 units in the capital of the Company at $0.05 per unit and on February 17, 2012 the Company converted $500,000 into 10,000,000 units in the capital of the Company at $0.05 per unit.

12.	Secured Notes Payable

At August 31, 2011 the Company had a secured promissory note payable to Source Re Work Program, Inc. (“Source”) in the amount of US$75,000 (September 1, 2010 US$175,000). On September 1, 2011 the Company paid the balance due on the secured promissory note of US$75,000 together with accrued interest to August 31, 2011 of US$6,250 (September 1, 2010 Nil).

At August 31, 2012, the Company had a US$960,000, 6% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2011 and September 1, 2010 US$960,000). The note was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The due date of the note was extended until February 28, 2013 with an interest rate of 10% per annum. For the year ended August 31, 2012 the Company recorded interest of $83,947. At August 31, 2012 included in trade and other payables is interest of $63,296 (August 31, 2011 $92,219 and September 1, 2010 $26,862). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021. The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas (the “Leases”). The carrying value of Dyami Energy’s interest in the Leases at August 31, 2012 was $4,645,534. The Company may, in its sole discretion, prepay any portion of the principal amount.

13.	Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following tables sets out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned	Average Exercise Price US $
September 1, 2010	4,418,468	$1,701,861	$0.56
Warrants cancelled	(109,290)	(37,024)	0.57
Warrants issued	100,000	37,842	0.63
Change in fair value estimates	-	(126,410)	-
As at August 31, 2011	4,409,178	1,576,269	$0.52
Warrants expired	(990,712)	(318,552)	0.58
Warrants issued	5,287,500	799,520	0.50
Broker warrants issued	846,000	212,001	0.25
Warrants cancelled	(1,709,234)	(675,487)	0.50
Change in fair value estimates	-	46,655	-
As at August 31, 2012	7,842,732	$1,640,406	$0.47

* Reflects the March 16, 2012 two-for-one stock split

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

On August 31, 2010, the Company issued 3,418,468 common share purchase warrants exercisable at US$0.50 per common share until August 31, 2014. On August 31, 2012 1,709,234 common share purchase warrants were cancelled and the fair value measured using the Black Scholes valuation model was $675,487.

On June 10, 2010, the Company issued 666,666 common share purchase warrants exercisable at US$0.50 per common share until December 10, 2011. On November 20, 2010 the Company cancelled 72,860 warrants and fair value measured using the Black Scholes valuation model of $23,791 was recorded as an increase to contributed surplus. On December 10, 2011 the remaining 593,808 warrants expired and the fair value measured using the Black Scholes valuation model of $179,113 was recorded as an increase to contributed surplus.

On June 10, 2010, the Company issued 333,334 common share purchase warrants exercisable at US$0.75 per common share until June 10, 2012. On November 20, 2010 the Company cancelled 36,430 warrants and the fair value measured using the Black Scholes valuation model of $12,446 was recorded as an increase to contributed surplus. On June 10, 2012 the remaining 296,904 warrants expired and the fair value measured using the Black Scholes valuation model of $99,999 was recorded as an increase to contributed surplus.

On April 29, 2011, the Company issued 100,000 common share purchase warrants exercisable at US $0.75 per common share expiring May 4, 2012 and fair value measured using Black Scholes valuation model at $37,055. On May 4, 2012, 100,000 expired and the fair value measured using the Black Scholes valuation model of $39,440 was recorded as an increase to contributed surplus.

On April 13, 2012 and July 27, 2012 the Company issued 1,875,000 common share purchase warrants exercisable at US$0.50 and 300,000 common share purchase broker warrants exercisable at US$0.25 expiring April 13, 2015. The fair value measured using the Black Scholes valuation model was $338,813 and $92,114, respectively.

On July 20, 2012 the Company issued 912,500 common share purchase warrants exercisable at US$0.50 and 146,000 common share purchase broker warrants exercisable at US$0.25 expiring July 20, 2015. The fair value measured using the Black Scholes valuation model was $124,288 and $33,454, respectively.

On August 7, 2012 the Company issued 2,500,000 common share purchase warrants exercisable at US$0.50 and 400,000 common share purchase broker warrants exercisable at US$0.25 expiring August 7, 2015. The fair value measured using the Black Scholes valuation model was $336,419 and $86,433, respectively (August 31, 2012 $332,429 and $85,557).

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2012:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	2.00	$643,766
1,875,000	$0.50	April 13, 2015	2.62	333,975
300,000	$0.25	April 13, 2015	2.62	90,852
912,500	$0.50	July 20, 2015	2.88	121,203
146,000	$0.25	July 20, 2015	2.88	32,624
2,500,000	$0.50	August 7, 2015	2.93	332,428
400,000	$0.25	August 7, 2015	2.93	85,558
7,842,732			2.20	$1,640,406

* Reflects the March 16, 2012 two-for-one stock split

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%-1.3%
Expected volatility	192%-199%
Expected life (years)	3
Dividend yield	-

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2011:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
593,806	$0.50	December 10, 2011	0.28	$179,113
296,906	$0.75	June 10, 2012	0.78	82,094
3,418,466	$0.50	August 31, 2014	3.00	1,277,220
100,000	$0.75	April 29, 2012	0.66	37,842
4,409,178			2.43	$1,576,269

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2011, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1.7%
Expected volatility	254%
Expected life (years)	1
Dividend yield	-

The following tables sets out the number of derivative warrant liabilities outstanding at September 1, 2010:

Number of Warrants	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
666,668	$0.50	December 10, 2011	1.28	$217,690
333,334	$0.75	June 10, 2012	1.78	113,875
3,418,466	$0.50	August 31, 2014	4.00	1,370,296
4,418,468			3.42	$1,701,861

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended September 1, 2010, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	3%
Expected volatility	234%
Expected life (years)	4
Dividend yield	-

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

14. Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Due from related party	Other financial liabilities	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Loan payable	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2012	August 31, 2011	September 1, 2010
Cash and cash equivalents	$330,003	$165,266	$43,776
Trade and other receivables	17,525	127,546	53,060
Prepaid expenses and deposits	-	44,285	-
Due from related party	-	-	1,325
Balance	$347,528	$337,097	$98,161

Liquidity Risk

 The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The following table illustrates the contractual maturities of financial liabilities:

	Payments Due by Period
		Less than			After
August 31, 2012	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

	Payments Due by Period
		Less than			After
August 31, 2011	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,197,695	$1,197,695	-	-	-
Secured notes payable (1)	1,012,644	1,012,644	-	-	-
Shareholders loans (1)	2,936,236	2,936,236	-	-	-
Total	$5,146,575	$5,146,575	-	-	-

	Payments Due by Period
		Less than			After
September 1, 2010	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$421,928	$421,928	-	-	-
Secured notes payable (1)	1,207,527	186,183	$1,021,344	-	-
Shareholders loans	57,500	57,500	-	-	-
Loan payable	110,000	110,000	-	-	-
Total	$1,796,955	$775,611	$1,021,344	-	-

(1)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the latter portion of 2009, the recovery has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

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

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2012 and 2011 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2012		2011
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$43,764	$34,672	$64,315	$49,517
Net loss	$(2,804,642)	$(2,813,374)	$(426,381)	$(438,326)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31,	August 31,	September 1,
Financial Instruments	2012	2011	2010
Cash and cash equivalents	$311,318	$117,383	$5,046
Trade and other receivables	-	72,487	21,926
Exploration and evaluation assets	5,083,874	3,758,168	811,452
Due from related party	-	-	1,245
Trade and other payables	(402,633)	(754,696)	(198,015)
Provisions	(226,494)	(116,924)	(62,800)
Derivative warrant liabilities	(1,614,996)	(1,613,584)	(1,621,283)
Shareholders’ loans	(1,883,740)	(2,790,000)	-
Secured notes payable	(960,000)	(1,035,000)	(1,135,000)
Net assets denominated in US$	$307,329	$(2,362,166)	$(2,177,429)
Net asset CDN dollar equivalent at period end (1)	$303,120	$(2,311,143)	$(2,316,567)

(1)	Translated at the exchange rate in effect at August 31, 2012 $0.9863 (August 31, 2011 $0.9784, September 1, 2010 $1.0639)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2012		August 31, 2011		September 1, 2010
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate($)		In total comprehensive loss from a change in % in the US Exchange Rate($)		In total comprehensive loss from a change in % in the US Exchange Rate($)
2%	6,062	(6,062)	46,223	(46,223)	46,331	(46,331)
4%	12,125	(12,125)	92,446	(92,446)	92,663	(92,663)
6%	18,187	(18,187)	138,669	(138,669)	138,994	(138,994)
8%	24,250	(24,250)	184,891	(184,891)	185,325	(185,325)
10%	30,312	(30,312)	231,114	(231,114)	231,657	(231,657)

(iii)	Interest Rate Risk

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

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2012 and 2011 and September 1, 2010, are comprised of cash and cash equivalents, marketable securities, trade and other receivables, due from related party, trade and other payables, secured notes payable, shareholders’ loans, provisions, loan payable, and derivative warrant liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

	August 31, 2012		August 31, 2011		September 1, 2010
Financial Instrument	Carrying	Fair	Carrying	Fair	Carrying	Fair
Classification	Value $	Value $	Value $	Value $	Value $	Value $
Fair value through profit or loss:
Cash and cash equivalents	330,003	330,003	165,266	165,266	43,776	43,776
Marketable securities	1	1	1	1	1	1
Derivative warrant liabilities	1,640,406	1,640,406	1,576,269	1,576,269	1,701,861	1,701,861
Loans and receivables:
Trade and other receivables	17,525	17,525	127,546	127,546	53,060	53,060
Due from related party	-	-	-	-	1,325	1,325
Other financial liabilities:
Trade and other payables	1,039,959	1,039,959	1,197,695	1,197,695	421,928	421,928
Secured notes payable	946,848	946,848	1,012,644	1,012,644	1,207,527	1,207,527
Shareholders’ loans	2,179,778	2,179,778	2,936,236	2,936,236	57,500	57,500
Loan payable	-	-	-	-	110,000	110,000
Provisions	240,672	240,672	125,832	125,832	73,368	73,368

Cash and cash equivalents, derivative warrant liabilities and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, due from related party, trade and other payables, secured notes payable, shareholders’ loans and loan payable approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

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

As at August 31, 2012, August 31, 2011 and September 1, 2010 the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended August 31, 2012.

The Company is not subject to any externally imposed restrictions on its capital requirements.

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

15. Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

	Year Ended
Non-cash transactions	August 31, 2012	August 31, 2011
Warrants expired	(318,552)	-
Units issued to settle debt	2,252,715	-
Shares issued for interest on secured note and shareholders’ loans	440,136	-
Units cancelled	(2,091,616)	-
Broker warrants issued	212,001	-
Prepaid portion of shares for services	(44,285)	44,285
Warrants cancelled	-	(36,237)
Issuance of units as compensation	44,285	88,569
Compensation expense on re-pricing of units	188,625	-

The following table summarizes the changes in non-cash working capital for the periods set out:

	Year Ended
Changes in non-cash working capital	August 31, 2012	August 31, 2011
Trade and other receivables	110,021	(74,486)
Trade and other payables	262,149	775,767
Due from related party	-	1,325
Net change	372,170	702,606

16.	Income Taxes

The Company has unused capital losses in the amount of approximately $195,852 (2011 - $195,852) which may be carried forward indefinitely to offset future capital gains, and unused non capital losses in the amount of approximately $2,225,622 (2011 -$1,349,189) available to reduce income in future years expiring as follows:

2014	$46,501
2015	47,434
2026	55,415
2027	42,337
2028	49,166
2029	268,782
2030	286,991
2031	648,310
2032	780,686
$2,225,622

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 28% to 31% (2011 - 28% to 31%) for federal and provincial taxes is as follows:

	2012	2011
Taxes at statutory rates	$(786,573)	$(127,123)
Non-taxable items and others	491,099	49,818
Change in unrecognized deferred tax asset	295,474	77,305
	$-	$-

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The significant components of the Company's unrecognized deferred income tax asset are summarized as follows:

	2012	2011
Operating loss carry forwards	$599,202	$337,297
Share issue costs	31,611	6,119
Marketable securities	792	1,467
Capital losses carry forwards	28,600	24,482
Oil and gas interests	33,603	29,016
Cumulative eligible capital	1,366	1,319
Unrecognized deferred tax asset	$695,174	$399,700

17.	Commitments and Contingencies

The Company has drilling commitments on its Leases located in Zavala County, Texas, USA (see Note 7).

Matthews Lease Litigation

The lessors of the Matthews lease expressed their belief that the Lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages (see Note 7).

As at August 31, 2012, no amounts of contingent loss due to the impairment of the above mentioned lease have been recorded in these consolidated financial statements. According to the Company's legal council, there are no dispositive motions pending, a trial date has not been set and in their opinion it is not possible to evaluate the likelihood of an unfavourable outcome or the amount or range of potential loss.

The Company carries its investment in the Matthews lease at approximately $4,645,534. If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss equal to the carrying value of the Matthews lease, when determined.

18.	Transition to IFRS

As disclosed in Note 2, these audited consolidated financial statements represent the Company’s financial results of operations and financial position under IFRS for the year ended August 31, 2012. The consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” as issued by the IASB. Previously, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

IFRS 1 requires the presentation of comparative information as at the September 1, 2010 (the “Transition Date”) and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.

The following reconciliations present the adjustments made to the Company’s previous Canadian GAAP results of operations and financial position to comply with IFRS 1. A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. Reconciliations include the Company’s consolidated statements of financial position as at the Transition Date and August 31, 2011, consolidated statements of operations and comprehensive income for the year ended August 31, 2011 and shareholder’s equity reconciliations as at the Transition Date and August 31, 2011.

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

(a)	First-time adoption exemptions and exception applied by the Company:

(i)	Business combinations

IFRS 1 allows the Corporation to adopt IFRS 3, Business Combinations, on a prospective basis rather than retrospectively restating all prior business combinations. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to the Transition Date and such business combinations have not been restated.

(ii)	Provisions, Contingent Liabilities and Contingent Assets

The Company has elected to apply the exemption from full retrospective application of decommissioning liabilities as allowed under IFRS 1. As such, the Company has:

(a)	measured the liability as at September 1, 2010 in accordance with IAS 37;
(b)	estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period; and
(c)	calculated the accumulated depreciation on that amount, as at September 1, 2010, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company.

(iii)	Arrangements containing a lease

The Company has not reassessed any arrangements to determine whether they contain a lease if they have already been assessed under Canadian GAAP. Additionally, any arrangements that have not been assessed under Canadian GAAP have been assessed under IFRIC 4 Determining Whether an Arrangement Contains a Lease based on terms and conditions existing at September 1, 2010.

(iv)	Borrowing Costs

Under IAS 23 Borrowing costs requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Company applied the IFRS transitional exemption to prospectively capitalize borrowing costs from the Transition Date.

(b)	Significant Accounting Policy Differences

The following outlines significant accounting policy differences between IFRS and previous Canadian GAAP applicable from the date of transition to IFRS on September 1, 2010.

(i)	Share Purchase Warrants

Under Canadian GAAP the share purchase warrants issued with an exercise price in US dollars, rather than Canadian dollars were classified as a component of equity. Under IFRS, because the specified exercise price is denominated in United States dollars (a currency other than the functional currency of the Company), the warrants are considered derivative liabilities. The warrants are required to be fair valued at each reporting period, with changes in that fair value being recorded in profit or loss.

(ii)	Borrowing Costs

Under Canadian GAAP the Company expensed all of its borrowing costs attributed to acquisitions, construction or production of assets. Under IFRS the Company is required to capitalize borrowing costs directly attributed to acquisitions, construction or production of qualifying assets as part of the cost of the asset.

(iii)	Decommissioning Obligations

Under Canadian GAAP, future cash flows relating to the funding of asset retirement obligations were discounted at a credit adjusted risk free rate. Under IFRS the future cash flows are discounted using a pre-tax risk free rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

In preparing its opening IFRS consolidated statement of financial position and comparative information for 2011, the Company adjusted amounts previously reported under Canadian GAAP and prepared the following reconciliations:

a)	A reconciliation of the consolidated statement of financial position as at the date of transition to IFRS of September 1, 2010.
b)	A reconciliation of the consolidated statement of financial position as at August 31, 2011.
c)	A reconciliation of the statement of operations and comprehensive loss for the year ended August 31, 2011.
d)	A reconciliation of Equity as of August 31, 2011 and September 1, 2010.

Reconciliation of Statement of Financial Position from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
	September 1, 2010 Canadian GAAP	Derivative Warrant Liabilities (Note a)	Decommissioning Obligations (Note b)	Reclassification (Note d)	September 1, 2010 IFRS

Assets
Current assets
Cash and cash equivalents	$43,776				$43,776
Marketable securities	1				1
Accounts receivable	53,060				53,060
Due from related party	1,325				1,325
Total current assets	98,162				98,162
Oil and gas interests
Developed	314,000			(314,000)	-
Undeveloped	5,695,290			(5,695,290)	-
Non –current assets
Property and equipment	-			314,000	314,000
Exploration and evaluation assets	-			5,695,290	5,695,290
Total non-current assets	6,009,290			-	6,009,290

Total Assets	$6,107,452				$6,107,452

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$488,741			(66,813)	$421,928
Secured notes payable	186,183				186,183
Shareholders’ loans	57,500				57,500
Loan payable	110,000				110,000
Total current liabilities	842,424			(66,813)	775,611
Non-current liabilities
Secured note payable	1,021,344				1,021,344
Derivative warrant liabilities	-	1,701,861			1,701,861
Provisions	-			73,368	73,368
Asset retirement obligations	3,907			(3,907)	-
Decommissioning obligations	-		2,648	(2,648)	-
Total non-current liabilities	1,025,251	1,701,861	2,648	66,813	2,796,573

Total Liabilities	1,867,675	1,701,861	2,648		3,572,184

Shareholders’ Equity
Share capital	3,817,184				3,817,184
Share purchase warrants	2,096,078	(1,715,344)			380,734
Contributed surplus	43,750				43,750
Deficit	(1,717,235)	13,483	(2,648)		(1,706,400)
Total shareholders’ equity	4,239,777	(1,701,861)	(2,648)		2,535,268

Total Liabilities and Shareholders’ Equity	$6,107,452				$6,107,452

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

Reconciliation of Statement of Financial Position from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
	August 31, 2011 Canadian GAAP	Derivative Warrant Liabilities (Note a)	Decommissioning Obligations (Note b)	Depletion (Note c)	Reclassification (Note d)	Foreign Currency Translation Reserve (Note e)	Borrowing Costs (Note f)	August 31, 2011 IFRS

Assets
Current assets
Cash and cash equivalents	$165,266							$165,266
Marketable securities	1							1
Trade and other receivables	127,546							127,546
Prepaid expenses and deposits	44,285							44,285
Total current assets	337,098							337,098
Oil and gas interests
Developed	243,000				(243,000)			-
Undeveloped	8,898,128				(8,898,128)			-
Non-current assets
Property and equipment	-		(1,298)	1,298	243,000			243,000
Exploration and evaluation assets	-		12,823		8,898,128	(112,763)	197,690	8,995,878
Total non-current assets	9,141,128		11,525	1,298		(112,763)	197,690	9,238,878

Total Assets	$9,478,226		11,525	1,298		(112,763)	197,690	$9,575,976

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other liabilities	$1,258,839				(61,144)			$1,197,695
Secured note payable	1,012,644							1,012,644
Shareholders’ loans	2,936,236							2,936,236
Derivative warrant liabilities	-	299.049						299,049
Total current liabilities	5,207,719	299,049			(61,144)			5,445,624
Non-current liabilities
Derivative warrant liabilities	-	1,277,220						1,277,220
Asset Retirement Obligation	50,208				(50,208)			-
Decommissioning Obligations	-		14,480		(14,480)			-
Provisions	-				125,832			125,832
Total non-current liabilities	50,208	1,277,220	14,480		61,144			1,403,052
Total Liabilities	5,257,927	1,576,269	14,480		61,144			6,848,676

Shareholders’ Equity
Share capital	4,635,556							4,635,556
Share purchase warrants	1,969,516	(1,716,879)						252,637
Contributed Surplus	85,019	718						85,737
Foreign currency translation reserve	-					(109,303)		(109,303)
Deficit	(2,469,792)	139,893	(2,955)	1,298		(3,460)	197,690	(2,137,327)
Total shareholders’ equity	4,220,299	(1,576,268)	(2,955)	1,298		(112,763)	197,690	2,727,300

Total Liabilities and Shareholders’ Equity	$9,478,226		11,525	1,298		(112,763)	197,690	$9,575,976

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

Reconciliation of Consolidated Statement of Operations and Comprehensive Loss from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

	Effect of Transition to IFRS
	Year Ended August 31, 2011 Canadian GAAP	Derivative Warrant Liabilities (Note a)	Decommissioning Obligations (Note b) Reclassification (Note d)	Depletion (Note c)	Reclassification (Note d)	Foreign Currency Translation (Note e)	Borrowing Costs (Note f)	Year Ended August 31, 2011 IFRS

Revenue
Natural gas sales	$71,786				14,870			$56,912
	71,786				14,870			56,916
Expenses
Operating costs	67,611				(15,421)			52,190
Depletion and accretion	23,136		308	(83)	551			23,912
Management fees	56,250		(56,250)
Office and general	16,142		(16,142)
Professional fees	210,633		(210,633)
Transfer and registrar costs	61,560		(61,560)
Head office services	113,828		(113,828)
Salaries and wages	44,061		(44,061)
General and administrative	-		502,474					502,474
Marketing and public relations	88,569							88,569
Impairment loss on property and equipment	49,464			(1,215)				48,249
Gain on disposal of marketable securities	(8,000)							(8,000)
Interest expense	265,889						(197,690)	68,199
Foreign exchange gain	(164,800)					3,460		(161,340)
Unrealized gain on derivative warrant liabilities	-	(126,410)						(126,410)
	824,343	(126,410)	308	(1,298)	(14,870)	3,460	(197,690)	487,843
Net loss	(752,557)	126,410	(308)	1,298	-	(3,460)	197,690	(430,927)

Foreign currency translation	-					(109,303)		(109,303)
Comprehensive loss	$(752,557)	126,410	(308)	1,298		(112,763)	197,690	$(540,230)

Reconciliation of Shareholders’ Equity as at August 31, 2011 and September 1, 2010

From Canadian GAAP to IFRS

Total Shareholders’ Equity under Canadian GAAP	Note	August 31, 2011	September 1, 2010

		$4,220,299	$4,239,777
Reclassify warrants from equity to derivative warrant liabilities	a	(1,716,879)	(1,715,344)
Effect of on fair value of derivative warrant liabilities	a	140,610	13,483
Effect of changes in decommissioning provisions	c	(2,955)	(2,648)
Effect of changes in depletion	c	1,298	-
Effect of changes in foreign exchange rates	e	(112,763)	-
Effect of reclassification of borrowing costs	f	197,690	-
Total adjustments to shareholders' equity		(1,492,999)	(1,704,509)
Total Shareholders’ Equity under IFRS		$2,727,300	$2,535,268

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

Notes to Reconciliation of Canadian GAAP to IFRS

(a)	Warrants

Under Canadian GAAP the warrants were classified as a component of equity. Under IFRS, because the specified exercise price for certain warrants is denominated in United States dollars (a currency other than the functional currency of the Company), these warrants are considered derivative liabilities. These warrants are required to be fair valued at each reporting period, with changes in that fair value being recorded in profit or loss.

The impact on the consolidated statements of financial position is as follows:

	August 31, 2011	September 1, 2010
Adjustment to warrants	(1,716,879)	(1,715,344)
Adjustment to derivative warrant liabilities	1,576,269	1,701,861
Adjustment to deficit	139,892	13,483
Adjustment to contributed surplus	718	-

The impact on the consolidated statement of statement of operations and comprehensive loss is as follows:

August 31, 2011
Unrealized gain on derivative warrant liabilities	(126,410)

(b)	Decommissioning Obligations

Under Canadian GAAP, future cash flows relating to the funding of asset retirement obligations were discounted at a credit adjusted risk free rate of 7% and an annual inflation rate of 3.9% was applied (September 1, 2010 7% and 5%, respectively). Under IFRS the future cash flows are discounted using a pre-tax risk free rate that reflects current markets assessments of the time value of money and the risks specific to the obligation and excludes a credit adjusted risk free rate. The discount factor used under IFRS for August 31, 2011 was 3.10% and September 1, 2010 3.33%).This has resulted in an increase in the decommissioning obligation at the Transition Date with a corresponding increase in deficit.

The impact on the consolidated statements of financial position is as follows:

	August 31, 2011	September 1, 2010
Property and equipment	(1,298)
Exploration and evaluation assets	12,823
Decommissioning obligations	14,480	2,648
Deficit	2,955	(2,648)

The impact on the consolidated statement of operations and comprehensive loss is as follows:

August 31, 2011
Depletion and accretion	308

(c)	Depletion

The Company depletes its Property and Equipment assets using a unit of production under both IFRS and Canadian GAAP. However, due to the adjustments in decommissioning obligations, the carrying value of Property Plant and Equipment has changed resulting in adjustments to depletion.

The impact on the consolidated statements of financial position is as follows:

	August 31, 2011	September 1, 2010
Property and equipment	1,298	-

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The impact on the consolidated statement of operations and comprehensive loss is as follows:

August 31, 2011
Depletion and accretion	(83)
Impairment on property and equipment	(1215)

(d)	Reclassification
(i)	The Company has reclassified a provision under IFRS which was previously included in trade and other payables under Canadian GAAP.
(ii)	Decommissioning obligations have been reclassified to provisions.
(iii)	Oil and gas interests being ‘Developed’ and ‘Undeveloped’ have been reclassified to ‘Property and equipment’ and ‘Exploration and evaluation assets’ respectively.
(iv)	‘Management fees’, ‘Office and general’, ‘Professional fees’, ‘Transfer and registrar costs’, ‘Head office services’ and ‘Salaries and wages’ have been reclassified into ‘General and administrative’.
(v)	Oil and gas revenue has been netted against royalty costs and accretion has been reclassified from operating costs to depletion and accretion.

(e)	Foreign Currency Translation Reserve

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in foreign currency translation reserve in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in foreign currency translation reserve.

The impact on the consolidated statement of financial position is as follows:

	August 31, 2011	September 1, 2010
Exploration and evaluation assets	(112,763)	-
Deficit	(3,460)	-
Accumulated other comprehensive loss	(109,303)	-

The impact on the consolidated statement of operations and comprehensive loss is as follows:

August 31, 2011
Gain on foreign exchange	(3,460)
Other comprehensive loss	109,303

(f)          Borrowing Costs

Under Canadian GAAP the Company expensed all of its borrowing costs attributed to acquisitions, construction or production of assets. Under IFRS the Company is required to capitalize borrowing costs directly attributed to acquisitions, construction or production of qualifying assets as part of the cost of the asset.

The impact on the consolidated statement of financial position is as follows:

	August 31, 2011	September 1, 2010
Exploration and evaluation assets	197,690	-
Deficit	197,690	-

The impact on the consolidated statement of operations and comprehensive loss is as follows:

August 31, 2011
Interest expense	(197,690)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

Statement of consolidated cash flows

Upon transition to IFRS, no material adjustment was required to the statement of cash flows.

Presentation changes to the financial statements

The transition to IFRS has resulted in changes to the statement of operations and comprehensive loss. The Company has a choice to report to report the expense by significant function or significant nature. The Company has now reclassified under IFRS elements previously described under Canadian GAAP as ‘Management fees’, ‘Office and general’, ‘Professional fees’, ‘Transfer and registrar costs’, ‘Head office services’ and ‘Salaries and wages’ into ‘General and administrative’ to present these expenses by function. In addition, the Company presented revenues net of royalties upon transition to IFRS.

19.	Comparative Figures

Certain comparative figures have been reclassified to conform to current period presentation under IFRS.

20.	Subsequent Event

On September 25, 2012, the Company completed private placements for net proceeds of $405,650 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $182,830.

INDEX TO EXHIBITS

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated June 1, 2012 (12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
8.1	Subsidiaries of Eagleford Energy Inc. (12)

89

12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (12)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (12)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Filed as an Exhibit hereto

90