Form 20-F
period 2013-08-31
Eagleford Energy Inc.
filed 2013-12-24
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2013

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of August 31, 2013 was 122,620,026 shares.

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

Table of Contents

GENERAL		1
NOTE REGARDING FORWARD-LOOKING STATEMENTS		1
PART I		1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
A.	DIRECTORS AND SENIOR MANAGEMENT	1
B.	ADVISERS	1
C.	AUDITORS	1
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	2
A.	OFFER STATISTICS	2
B.	METHOD AND EXPECTED TIMETABLE	2
ITEM 3	KEY INFORMATION	2
A.	SELECTED FINANCIAL DATA	2
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4	INFORMATION ON THE COMPANY	11
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	11
B.	BUSINESS OVERVIEW	16
C.	ORGANIZATIONAL STRUCTURE	17
D.	PROPERTY, PLANTS AND EQUIPMENT	17
ITEM 4A	UNRESOLVED STAFF COMMENTS	24
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
A.	OPERATING RESULTS	44
B.	LIQUIDITY AND CAPITAL RESOURCES	49
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	50
D.	TREND INFORMATION	50
E.	OFF-BALANCE SHEET ARRANGEMENTS	51
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	51
G.	SAFE HARBOR	54
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	55
A.	DIRECTORS AND SENIOR MANAGEMENT	55
B.	COMPENSATION	56
C.	BOARD PRACTICES	59
D.	EMPLOYEES	65
E.	SHARE OWNERSHIP	65
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
A.	MAJOR SHAREHOLDERS	66
B.	RELATED PARTY TRANSACTIONS	67
C.	INTERESTS OF EXPERTS AND COUNSEL	69
ITEM 8	FINANCIAL INFORMATION	69
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	69
B.	SIGNIFICANT CHANGES	70
ITEM 9	THE OFFER AND LISTING	70
A.	OFFER AND LISTING DETAILS	70
B.	PLAN OF DISTRIBUTION	71

i

C.	MARKETS	71
D.	SELLING SHAREHOLDERS	71
E.	DILUTION	71
F.	EXPENSES OF THE ISSUE	71
ITEM 10	ADDITIONAL INFORMATION	71
A.	SHARE CAPITAL	71
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	71
C.	MATERIAL CONTRACTS	74
D.	EXCHANGE CONTROLS	77
E.	TAXATION	77
F.	DIVIDENDS AND PAYING AGENTS	81
G.	STATEMENT BY EXPERTS	81
H.	DOCUMENTS ON DISPLAY	81
I.	SUBSIDIARY INFORMATION	81
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	81
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	85
A.	DEBT SECURITIES	85
B.	WARRANTS AND RIGHTS	85
C.	OTHER SECURITIES	85
D.	AMERICAN DEPOSITORY SHARES	85
PART II		85
ITEM 13	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	85
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	85
ITEM 15	CONTROLS AND PROCEDURES	85
ITEM 16	[RESERVED]	86
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	86
ITEM 16B	CODE OF ETHICS	87
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	87
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	88
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	88
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	88
ITEM 16G	CORPORATE GOVERNANCE	88
ITEM 16H	MINE SAFETY DISCLOSURE	88
PART III		89
ITEM 17	FINANCIAL STATEMENTS	89
ITEM 18	FINANCIAL STATEMENTS	89
ITEM 19	EXHIBITS	89

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

Except as noted, the information set forth in this Annual Report is as of November 29, 2013 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2013 and 2012. You should read this information in conjunction with our Audited Consolidated Financial Statements and related notes (See Item 18: “Financial Statements”), as well as (Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”) of this Annual Report.

Our consolidated financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The selected consolidated statement of operations data set forth below for the years ended August 31, 2013, 2012 and 2011 and the selected consolidated statement of financial position information set forth below as of August 31, 2013, 2012 and 2011 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Annual Report under Item 18 – Financial Statements.

EAGLEFORD ENERGY INC.

Prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the
International Accounting Standards Board (“IASB”)

(STATED IN CANADIAN DOLLARS)

Except share and per share data

CONSOLIDATED STATEMENT OF FINANCIAL POSITION INFORMATION

	YEARS ENDED AUGUST 31,
	2013	2012	2011
Cash	$196,837	$330,003	$165,266
Total assets	$6,918,197	$8,998,016	$9,575,976
Total liabilities	$6,776,052	$6,047,663	$6,848,676
Total shareholders’ equity	$142,144	$2,950,353	$2,727,300

CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION

	YEARS ENDED AUGUST 31,
	2013	2012	2011
Revenue
Natural gas sales, net of royalties	$30,062	$39,218	$56,916
Expenses
Operating costs	9,234	28,471	52,190
Depletion and accretion	13,283	20,509	23,912
General and administrative	583,577	705,591	502,474
Marketing and public relations	25,763	46,272	88,569
Impairment loss on property and equipment	168,954	50,774	48,249
Impairment loss on exploration and evaluation	2,690,568	-	-
Interest expense	76,763	88,789	68,199
Loss (gain) loss on derivative warrant liabilities	128,041	46,655	(126,410)
Loss on settlement of debt	402,264	1,465,465	-
Loss (gain) on foreign exchange	197,640	36,283	(161,340)
Impairment loss on marketable securities	1	-	-
Stock based compensation	-	95,910	-
Stock based compensation-non employees	-	75,062	-
Compensation expense on re-pricing of units	-	188,625	-
Gain on disposal of marketable securities	-	-	(8,000)
	4,296,108	2,848,406	487,843

Net loss	$(4,266,046)	$(2,809,188)	$(430,927)

Foreign currency translation	314,120	(160)	(109,303)

Comprehensive loss	$(3,951,926)	$(2,809,348)	$(540,230)

Loss per share, basic and diluted	$(0.041)	$(0.034)	$(0.007)

Weighted average shares outstanding, basic and diluted *	104,774,283	81,769,733	63,854,456

*Reflects March 16, 2012 two-for-one stock split

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.00 per US$0.9403 (or US$1.00 per CDN$1.0597) as of November 29, 2013.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

		YEARS ENDED AUGUST 31,
	2013	2012	2011	2010	2009
Average exchange rate CDN$ per US$1.00	0.9839	0.9925	0.9783	1.0640	1.0967
Average exchange rate US$ per CDN$1.00	1.0161	1.0075	1.0217	0.9360	0.9033

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended November 29, 2013 are as follows:

	Exchange rate CDN$ per US$1.00
Month	Low	High
November 2013	1.0414	1.0597
October 2013	1.0282	1.0454
September 2013	1.0237	1.0532
August 2013	1.0297	1.0554
July 2013	1.0259	1.0578
June 2013	1.0170	1.0530

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

D.	RISK FACTORS

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in our securities.

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.  Both the exploration and development of oil and gas reserves can be capital-intensive businesses. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2013, we had a working capital deficiency of $4,985,312 and an accumulated deficit of $9,212,561. We do not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from August 31, 2013. Our ability to continue operations and fund our liabilities is dependent on our ability to secure additional financing and cash flow. We are pursuing such additional sources of financing and cash flow to fund our operations and obligations and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

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

We have a pending litigation which could have a material effect on our financial condition or profitability. A vendor of ours filed a claim in the District Court of Zavala County, Texas seeking payment of US$169,196 for services. We are disputing the amount on the basis of negligence by the vendor. If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss on the consolidated statement of operations and a reduction in exploration and evaluation assets, when determined. In addition, in December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favor of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. (See - Item 8.A “Consolidated Financial Statements and Other Financial Information – Litigation”).

We have significant shareholder loans payable and a secured note payable which may make it difficult to service our debts, adversely affect our ability to obtain additional financing, engage in any business combinations or negatively affect our operations. At August 31, 2013 we had 10% per annum shareholder loans payable on demand in the amount of $2,108,205 and a 10% per annum secured promissory note payable in the amount of US$960,000. The secured note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. The secured note is secured by Zavala Inc’s interest in the Matthews Lease and Dyami Energy’s interest in the Murphy Lease, Zavala County, Texas. As of the date of this Annual Report, the Company had not received written demands for payment. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing or sell assets on commercially terms or at all, we may not be able to satisfy our debt obligations. In the event that shareholder loans or the secured note become payable on demand we may not have sufficient funds to re-pay all of the debt.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.   Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of the date of this Annual report we have 1,050,000 common share purchase options outstanding to purchase 1,050,000 common shares and 49,348,558 warrants outstanding to purchase 49,348,558 common shares (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Warrant Liabilities”).

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

Our business is subject to restoration, safety and environmental risk.   Our present operations are primarily in western Canada and southwest Texas and certain laws and regulations exist that require companies engaged in petroleum activities to obtain necessary safety and environmental permits to operate. Such legislation may restrict or delay us from conducting operations in certain geographical areas. Further, such laws and regulations may impose liabilities on us for remedial and clean-up costs, or for personal injuries related to safety and environmental damages, such liabilities collectively referred to as “decommissioning obligations”. While our safety and environmental activities have been prudent in managing such risks, we may not always be successful in protecting us from the impact of all such risks.

The termination or expiration of any of our licenses and leases may have a material adverse effect on our results of operations.   Our properties are held in the form of licenses and leases and working interests in licenses and leases. If we, or the holder of the license or lease, fail to meet the specific requirement of a license or lease, the license or lease may terminate or expire. We may not meet the obligations required to maintain each license or lease. The termination or expiration of our licenses or leases or the working interests relating to a license or lease may have a material adverse effect on our results of operations and business (See Item 4.B: “Information on the Company – History and Development of the Company”).

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

We hold a 0.5% non-convertible gross overriding royalty in a natural gas well located in the Haynes area in the Province of Alberta, Canada carried on the consolidated statement of financial position at Nil.

We hold a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area in the Province of Alberta, Canada carried on the consolidated statement of financial position at Nil.

Through Eagleford Energy, Zavala Inc., we hold an 85% working interest before payout which reduces to a 70% working interest after payout of $15,000,000 of production revenue in the Matthews lease. The Matthews lease comprises approximately 2,629 gross acres of land in Zavala County, Texas (See Item 4.B: “Information on the Company – History and Development of the Company”).

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

On August 31, 2010 we acquired a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in the Matthews lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Lease Interest”). As consideration for the Lease Interest we paid on closing $212,780 (US$200,000), satisfied by US$25,000 in cash and $186,183 (US$175,000) satisfied by the issuance of a 5% secured promissory note.US$100,000 of principal together with accrued interest was due and payable on February 28, 2011(paid) and US$75,000 of principal together with accrued interest was due and payable on August 31, 2011 (paid). The note was secured by the Lease Interest.

On August 31, 2010, we acquired 100% of the issued and outstanding membership interests of Dyami Energy LLC, a Texas limited liability corporation for consideration of $4,218,812. (US$3,965,422) satisfied by (i) the issuance of 3,418,467 units of the Company. Each unit is comprised of one common share and one-half a purchase warrant. Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014 (the “Units’) and (ii) the assumption of $1,021,344 (US$960,000) of Dyami Energy debt by way of a secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). The 6% per annum note was secured by Dyami’s interest in the Matthews and Murphy leases and was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. Commencing January 1, 2012 the interest rate increased from 6% to 10% and the due date of the note was extended to August 31, 2013, or within 15 days of written demand to us, or upon us closing of a cash financing or series of cash financings closing after the date of this agreement in excess of US$2,500,000 (Two Million, Five Hundred Thousand USA dollars), (the “Funding Threshold”) in which case fifty cents of every one dollar exceeding the Funding Threshold will be allocated to the Note until paid in full or upon an Event of Default. On January 3, 2012 we issued 515,406 pre forward split common shares to shares Benchmark as full settlement of interest due at December 31, 2011 in the amount of $103,028.

Dyami Energy held a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million in the Matthews Lease comprising approximately 2,629 gross acres of land in Zavala County, Texas and a 100% working interest in a mineral lease comprising approximately 2,637 acres of land in Zavala County, Texas (the “Murphy Lease”) subject to a 10% carried interest on the drilling costs from surface to base of the Austin Chalk formation, and a 3% carried interest on the drilling costs from the top of the Eagle Ford shale formation to basement on the first well drilled into a serpentine plug and for the first well drilled into a second serpentine plug, if discovered (collectively the “Leases”) (See Item 4.B: “Information on the Company – History and Development of the Company”).

The Members of Dyami entered into lock up agreements on closing and placed 50% of the Units in escrow (1,709,234 common shares and 854,617 purchase warrants) until such time that we receive a National Instrument 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease (the “Report”). The Report was not received by Dyami Energy within two years of the closing date of the acquisition andthe escrow units were to be returned to us for cancellation. On August 31, 2012 we cancelled the 50% of Units held in escrow as the conditions precedent had not been satisfied and the time allowed for performance expired.

In connection with the Dyami Energy acquisition, we entered into a one year employment agreement with Eric Johnson and reserved 850,000 common share purchase warrants, exercisable on an earn-out basis, for the purchase of 850,000 common shares of our stock at a price of US$1.00 per share during a period of five years from the date of issuance. On April 13, 2011 the employment agreement was terminated and no warrants were issued or issuable

During the fiscal year ended August 31, 2010 we spent $10,046 on exploration expenditures related to the Matthews Lease.

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

During the fiscal year ended August 31, 2011 we drilled four wells and recorded additions of $3,262,782 to exploration and evaluation assets related to the Matthews and Murphy Leases.

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

During the year ended August 31, 2011 we paid a $110,000 loan payable.

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

During the twelve months ended August 31, 2012, we paid US$480,000 of shareholders’ loans.

For the twelve months ended August 31, 2012, we recorded additions of $1,559,763 to exploration and evaluation assets related to the leases in Zavala County, Texas.

During the year ended August 31, 2012, the lessors of the Matthews Lease expressed their belief that the lease had terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. We disagreed and believed that we were in compliance with the terms of the lease. We defended the allegation and countersued the lessors for repudiation of the lease and sought damages. On August 29, 2013 we incorporated a wholly owned subsidiary, Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”). During the year ended August 31, 2013, we entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation (“OGR Energy”) and Texas Onshore Energy, Inc. (“Texas Onshore”) together holding a 15% working interest in the Matthews Property with back in rights to earn an additional 15% working interest after production achieved $15.0 million of revenue. A new lease was signed with our subsidiary, Zavala Inc. effective September 1, 2013 (the “New Matthews Lease”).

The New Matthews Lease has a primary term expiring January 31, 2014 (the “Primary Term”) (subject to certain extensions) and can be maintained through the provision of certain royalty payments and the implementation of a continuous drilling program as follows.

A)      We agreed to a minimum annual royalty of $323.30 per acre retained on the Matthews Property to the Lessors payable as follows:

(1) US$150,000 upon execution of the Lease (paid); and

(2) US$150,000 by the earliest of the following to occur:

(a) on or before 95 days from the Effective Date of the Lease (paid); or

(b) immediately prior to commencing a new operation under the terms of the Lease.

B)     US$60,000 to Lessors upon commencement of the first new operation.

C)     We have two (2) separate options to extend the Primary Term of the Matthews Lease. If the we elect to extend the Primary Term of the Matthews Lease through February 28, 2014 (the “First Extension”) we shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before January 26, 2013. If, after the First Extension has been exercised by us, and we elect to extend the Primary Term of the Matthews Lease through March 31, 2014 (the “Second Extension”), we shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before February 23, 2014.

D)      Prior to the expiration of the Primary Term, we shall perform a new operation satisfied by either drilling a new well to a targeted depth deemed capable of production or the hydraulic fracturing of the existing Matthews #1H well (the “New Operation”).

E)      Beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per year before the expiration of each lease year.

Upon us satisfying the New Operation, OGR Corporation and Texas Offshore will assign their working interests to Zavala Inc. and Zavala Inc’s interest will increase to a 100% working interest in the Matthews Property from a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million previously held by Dyami Energy and a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million previously held by Eagleford with the balance held by OGR Energy and Texas Onshore. The royalties payable under the Matthews Lease are 25%.

During the year ended August 31, 2013 we completed a financing of 2,249,790 units in the capital of our Company for net proceeds of $405,650. Each unit is comprised of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share of ours at US$0.50 or a period of three years from the date of issue.

During the year ended August 31, 2013, we issued 23,662,569 common shares as full settlement of shareholder loans and interest due on shareholders’ loans of $198,333 and $345,906 respectively.

For the twelve months ended August 31, 2013, we recorded additions of $404,818 to exploration and evaluation assets related to the leases in Zavala County, Texas and an impairment of $2,690,568 on the Murphy Lease.

On December 3, 2013, the Company entered into an agreement with Stratex Oil and Gas Holdings Inc., (“Stratex”) to develop the Matthews Lease in Zavala County, Texas (the “Joint Development Agreement”). Under the terms of the Joint Development Agreement, Stratex may earn a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1 well by

1)	completing a hydraulic fracture no later than March 31, 2014;

2)	delivering US $150,000 to the lessors of the Matthews Lease upon execution of the Joint Development Agreement (paid);

3)	delivering US $50,000 to the Company upon execution of the Joint Development Agreement (paid); and

4)	delivering US $100,000 to the Company on or before December 31, 2013.

Following the completion of the above, the Stratex will earn a 50% working interest in the 2,629 acre Matthews Lease excluding 80 acres surrounding the Matthews #3 well. As of the date of this Annual Report we have not assigned any interest to the Stratex in the Matthews Lease.

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

Directly and through our wholly owned subsidiaries 1354166 Alberta, Dyami Energy and Zavala Inc. we are primarily engaged in the development, acquisition and production of oil and gas interests located in Alberta, Canada and Texas, USA.

We have a 0.5% Non Convertible Overriding Royalty (“NCOR”) in a natural gas well located in Haynes, Alberta, Canada a 5.1975% working interest in a natural gas unit located in Alberta, Canada both of which are carried on our consolidated statement of financial position at Nil.

We hold an 85% working interest before payout which reduces to a 70% working interest after payout of $15,000,000 of production revenue in the Matthews lease. The Matthews lease comprises approximately 2,629 gross acres of land in Zavala County, Texas (See Item 4.B: “Information on the Company – History and Development of the Company”).

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

We have a 0.3% Net Smelter Return Royalty on 8 patented mining claims located in Red Lake, Ontario, Canada carried on our consolidated statement of financial position at Nil.

For the three fiscal years ending August 31, 2013, 2012 and 2011 the total revenue, net of royalties derived from the sale of our natural gas interests in Canada was as follows:

Year	Total Net Revenue
August 31, 2013	$30,062
August 31, 2012	$39,218
August 31, 2011	$56,916

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

There is an existing and available market for the oil and gas produced from the properties. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•	the level of consumer product demand;
•	weather conditions;
•	the foreign supply of oil and gas;
•	the price of foreign imports;
•	volatility in market prices for oil and natural gas;
•	ability to raise financing;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	general business and economic conditions;
•	the ability to attract and retain skilled staff;
•	uncertainties associated with estimating oil and natural gas reserves;

•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
•	governmental regulation and environmental legislation (See, Item 3.D Key Information - Risk Factors).

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

We have three wholly owned subsidiaries. 1354166 Alberta Ltd. is a company incorporated under the Business Corporations Act (Alberta) and Dyami Energy LLC is a Texas Limited Liability company and Eagleford Energy, Zavala Inc. is a Nevada company.

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

We have a 0.3% Net Smelter Return Royalty on eight patented mining claims located in Red Lake, Ontario, Canada.

United States

We hold an 85% working interest before payout which reduces to a 70% working interest after payout of $15,000,000 of production revenue in the Matthews lease. The Matthews lease comprises approximately 2,629 gross acres of land in Zavala County, Texas (See Item 4.B: “Information on the Company – History and Development of the Company”).

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

As circumstances change and additional data becomes available, reserves estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required for changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year–end prices, reservoir performance and geological conditions or production.  These revisions can be either positive or negative (" 3.D: “ Key Information – Risk Factors”).

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

Internal Controls for Reserves Reporting: For the year ended August 31, 2013 we had no reserves or future net revenue. For the years ended August 31, 2012 and 2011 a significant component of our internal controls in our reserve estimation effort is our practice of using an independent third-party reserve engineering firm to prepare 100% of our year-end proved and probable reserves. The qualifications of this firm are discussed below under “Independence and Qualifications of Reserve Preparer.” The Board of Directors of the Company has reviewed the reserves estimates and procedures prior to acceptance of the reports.   The Board of Directors has sufficient technical training and experience to review and approve the reports.

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

Independence and Qualifications of Reserve Preparer: For the year ended August 31, 2013 the Company recorded an impairment loss of $168,954 on its Botha, Alberta property as a result of no reserves and no future net revenue being assigned. During the year ended August 31, 2013, the producing wells in the Botha property watered out, are shut in and the operator does not intend on reactivating or remediating the wells. At August 31, 2013, our developed properties include a 5.1975% working interest in a natural gas unit located in the Botha area Northwest, Alberta near the town of Manning, Canada held through our wholly owned subsidiary 1354166 Alberta which is carried on the consolidated statement of financial position at nil. As we had no reserves or future net revenue at August 31, 2013, we did not retain an independent reserves evaluator.

We engaged Sproule Associates Limited (“Sproule”), third-party reserve engineers, to prepare our reserve estimates as of the effective date August 31, 2012 and August 31, 2011 completed on October 11, 2012 and October 7, 2011 respectively, in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (COGE), the Canadian Securities Administrators National Instrument 51-101 (NI 51-101) using Forecast Pricing Assumptions and, for the Securities and Exchange Commission, using Constant Pricing Assumptions. The technical person responsible for our reserve estimates at Sproule meets the requirements regarding qualifications, independence, objectivity and confidentiality set forth by The Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). Sproule is an independent firm of petroleum engineers, geologists, geophysicists and petrophysicists; they do not own any interest in our properties and are not employed on a contingent fee basis.

Year-end reserves quantities for the years ended August 31, 2012 and August 31, 2011 shown in the following Constant Prices and Cost tables were calculated using the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12 month period prior to the end of the reporting period.

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

The table below sets out in CDN dollars the constant prices and the exchange rate used at August 31, 2013, 2012 and 2011. As of August 31, 2012 and August 31, 2011 all of our reserves were located in Alberta, Canada.

August 31, 2013	Natural Gas Alberta AECO-C Exchange Rate:	N/A N/A

August 31, 2012	Natural Gas Alberta AECO-C Exchange Rate:	$2.57/MMbtu 0.99 $US/$ CDN

August 31, 2011	Natural Gas Alberta AECO-C Exchange Rate:	$3.77/MMbtu 1.01$ US/$ CDN

Proved and Probable Reserve Quantity Estimates:   The following table reflects estimates of our proved and probable developed reserves as at August 31, 2013, 2012, and 2011 stated in CDN dollars.   All of our gas reserves were located in Canada. The following table represents our gross and net interest in reserves (after crown royalties, freehold royalties and overriding royalties and interests owned by others). Numbers may not add due to rounding.

Summary of Oil and Gas Reserves Constant Prices and Costs
Remaining Reserves
	Natural Gas (non-associated & associated)
Reserves Category	Gross (MMcf)	Net (MMcf)
August 31, 2013	-	-
Proved Developed Producing	-	-
Probable Developed Producing	-	-
Total Proved Plus Probable	-	-
August 31, 2012
Proved Developed Producing	116	100
Probable Developed Producing	41	35
Total Proved Plus Probable	157	135
August 31, 2011
Proved Developed Producing	153	128
Probable Developed Producing	42	34
Total Proved Plus Probable	195	161

The following table represents the summary of our Net Revenue based on Constant Prices and costs before income taxes. Numbers may not add due to rounding.

Summary of Net Revenue Constant Prices and Costs (Undiscounted)
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Well Abandonment and Reclamation Costs (M$)	Net Revenue (M$)
August 31, 2013	-	-	-	-	-
Proved Developed Producing	-	-	-	-	-
Probable Developed Producing	-	-	-	-	-
Total Proved Plus Probable	-	-	-	-	-
August 31, 2012
Proved Developed Producing	263	33	224	3	3
Probable Developed Producing	92	12	79	-	2
Total Proved Plus Probable	356	43	303	3	6
August 31, 2011
Proved Developed Producing	599	77	414	4	103
Probable Developed Producing	165	27	116	-	23
Total Proved Plus Probable	764	104	530	4	126

The following table represents the summary of our net present value of Future Net Revenue based on Constant Prices and costs before income taxes and discounted as follows. Numbers may not add due to rounding.

Summary of Net Present Values of Future Net Revenue Constant Prices and Costs
	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
August 31, 2013	-	-	-	-	-
Proved Developed Producing	-	-	-	-	-
Probable Developed Producing	-	-	-	-	-
Total Proved Plus Probable	-	-	-	-	-
August 31, 2012
Proved Developed Producing	3	4	4	3	3
Probable Developed Producing	2	2	2	1	1
Total Proved Plus Probable	6	6	5	5	4
August 31, 2011
Proved Developed Producing	103	86	73	63	56
Probable Developed Producing	23	15	11	8	7
Total Proved Plus Probable	126	101	84	72	63

Production Volume:   The following table sets forth the net quantities of natural gas produced during the fiscal years ended August 31, 2013, 2012 and 2011.

August 31,	2013	2012	2011
Natural Gas (Mcf)	13,431	19,593	19,500

Historical Production:   The following table sets out our net share of production, average sales prices, average royalties, production costs and average net back per unit of production for the fiscal years ended August 31, 2013, 2012 and 2011.

	For the Years Ended
Historical Production	August 31, 2013	August 31, 2012	August 31, 2011
Natural Gas – Mcf/d	37	54	53
Natural Gas Prices- $/Mcf	$2.15	$2.24	$3.68
Royalty Costs - $/Mcf	0.62	0.57	0.76
Production Costs - $/Mcf	0.62	0.55	2.68
Net Back - $/Mcf	$0.89	$1.16	$0.24

Producing and Non Producing Wells:   The following table sets out the number of gross and net producing oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that we have an interest in by location at August 31, 2013, 2012 and 2011. A gross well is a well in which we own an interest.  A net well represents the fractional interest we own in gross wells.

August 31	2013		2012		2011
Alberta, Canada	Gross	Net	Gross	Net	Gross	Net
Natural Gas Wells-Producing	-	-	3.0	.15525	3.0	.15525
Natural Gas Wells-Non Producing	9.0	.4657	6.0	.3105	6.0	.3105
Texas, USA
Oil Wells – Non Producing	7	6.6	7	6.6	4.0	3.80

Acreage: The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of August 31, 2013, 2012 and 2011. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta.  Our developed acreage is located in Alberta, Canada. Our undeveloped acreage is located in Zavala County, Texas.

August 31,	2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net
Developed Acreage, Canada	8,320	432	8,320	432	8,320	432
Undeveloped Acreage, USA	5,266	4,793	5,266	4,793	5,266	4,872

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

The Company’s abandonment and reclamation obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total obligation is estimated based on the Company’s net ownership interest in 7.07 net wells. The Company has estimated the net present value of these obligations to be $119,742 at August 31, 2013 based on an undiscounted total future liability of $166,578. These payments are expected to be incurred between fiscal 2014 and 2031.

Capitalized Costs related to oil and gas activities: The following table summarizes the costs incurred in our oil and gas interests for acquisition, exploration, and development activities for the three years ended August 31, 2013, 2012 and 2011.

Property, Plant and Equipment	2013	2012	2011
Net book value at September 1	$175,000	$243,000	$314,000
Depletion	(10,212)	(18,045)	(23,136)
Change in decommissioning obligation estimates	(4,166)	819	1,600
Impairment	(168,954)	(50,774)	(49,464)
Total Property, Plant and Equipment	-	175,000	243,000
Exploration and Evaluation Assets			$314,000
Net book value at September 1	8,995,878	8,995,878	5,695,290
Additions to exploration expenditures	404,818	1,559,763	3,262,782
Change in decommissioning obligation estimates	(9,268)	6,546	4,332
Impairment	(2,690,568)
Foreign Exchange	354,809	(36,327)	(19,167)
Decommissioning obligations	-	41,243	52,641
Units cancelled	-	(2,091,616)	-
Acquisition of Dyami Energy	-	-	-
Acquisition of oil and gas interests	-	-	-
Total Exploration and Evaluation Assets	6,535,278	8,475,487	8,995,878
Total Capitalized	$6,535,278	$8,650,487	$9,238,878

As at and for the year ended August 31, 2013 we record an impairment of $2,690,568 on our Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms length transaction, less estimated costs to sell (August 31, 2012 and 2011 Nil). Included in the above additions for the year ended August 31, 2013, the Company capitalized borrowing costs interest of $240,092 to exploration and evaluation assets (August 31, 2012: $289,650, August 31, 2011: $197,690).

Present Activities, Results of Exploration and Drilling:    During the fiscal year ended August 31, 2013, we drilled no exploratory wells on its leases located in Zavala County, Texas USA. To date the Company has not completed these wells.

The following table sets forth the number of Eagleford’s gross and net exploratory wells drilled in Texas, USA during the years ended August 31, 2013, 2012 and 2011.  A gross well is a well in which the Company owns an interest.  A net well represents the fractional interest the Company owns in gross wells

August 31	2013		2012		2011
Texas, USA	Gross	Net	Gross	Net	Gross	Net
Oil Wells – Non Producing	-	-	3.0	2.7	4.0	3.80

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

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2013 and 2012 and notes thereto included under Item 18. We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010.

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

Our Audited Consolidated Financial Statements for the year ended August 31, 2013 include the accounts of the Company, and our wholly owned subsidiaries 1354166 Alberta Ltd., Dyami Energy LLC and Eagleford Energy, Zavala Inc., effective August 29, 2013.

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

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of our management and favorable market conditions to sustain future development of the business.

As at August 31, 2013 and August 31, 2012 we considered our capital structure to comprise of shareholders equity and long-term debt.

Management reviews our capital management approach on an ongoing basis and believes that this approach, given the relative size of us, is reasonable.

There were no changes in our capital management during the year ended August 31, 2013.

We are not subject to any externally imposed restrictions on our capital requirements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Our consolidated financial statements for the years ended August 31, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) (See Item 18– Financial Statements). We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010.

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At August 31, 2013, the Company had a working capital deficiency of $4,985,312 (August 31, 2012 $3,819,056) and an accumulated deficit of $9,212,561 (August 31, 2012 $4,946,515). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. During the year ended August 31, 2013 the Company extinguished $544,239 of debt through the issuance of share capital in the Company. In addition, the Company raised net proceeds of $405,650 through the issuance of share capital. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company were approved by the Board of Directors on December 19, 2013.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the period ended August 31, 2013, as issued and outstanding as of the date the Board of Directors approved the consolidated financial statements.

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

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”), Dyami Energy LLC a Texas limited liability company (“Dyami Energy”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013. All Intercompany balances and transactions have been eliminated on consolidation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Cash

Cash includes banks balances.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Texas subsidiary, Dyami Energy and the Company’s wholly-owned Nevada subsidiary, Zavala Inc., is United States dollars.

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

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2013 was written down to Nil (August 31, 2012 - $1) (see Note 6 to the consolidated financial statements).

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

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash, marketable securities and derivative warrant liabilities as “fair value through profit and loss”.

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

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes, as well as the likelihood of realization.

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

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. The Company does not expect it to have a significant impact on its consolidated financial statements.

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in order to align the presentation of items in comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

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

IAS 32 “Financial Instruments: Presentation” In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 “Impairment of Assets” In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of the impaired assets if that amount is based on fair value less costs of disposal. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 39 “Financial Instruments: Recognition and Measurement” In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRAC 21 “levies” Issued in May 2013, this interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

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

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2013	Canada	United States	Total
Net revenue	$30,062	-	$30,062
Net loss	$(4,123,966)	(142,080)	$(4,266,046)

For the year ended August 31, 2012
Net revenue	$39,218	-	$39,218
Net loss	$(2,588,298)	(220,890)	$(2,809,188)

For the year ended August 31, 2011
Net revenue	$56,916	-	$56,916
Net loss	$(371,361)	(59,566)	$(430,927)

As at August 31, 2013
Total Assets	$3,914,928	3,003,268	$6,918,196
Total Liabilities	$6,029,577	746,475	$6,776,052

As at August 31, 2012
Total Assets	$3,983,791	5,014,225	$8,998,016
Total Liabilities	$5,478,773	568,890	$6,047,663

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

Authorized:

Unlimited number of common shares of no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2011	67,122,743	$4,635,556
Debt settlement (note a)	3,107,006	395,589
Debt settlement (note b)	6,000,000	522,856
Debt settlement (note c)	11,150,000	627,511
Private placement (note d)	2,000,000	32,459
Private placement (note e)	3,750,000	342,786
Private placement (note f)	6,825,000	702,528
Debt settlement (note g)	171,386	44,547
Cancelled (note h)	(3,418,468)	(1,397,199)
Balance August 31, 2012	96,707,667	5,906,633
Private Placement of units( note i)	2,249,790	197,214
Debt settlement (note j)	23,662,569	946,503
Balance August 31, 2013	122,620,026	$7,050,350

* Reflects the March 16, 2012 two-for-one stock split

The following table sets out the changes in warrants during the respective periods:

	August 31, 2013		August 31, 2012
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of year	40,200,948	$0.04	21,050,948	$0.04
Debt settlement (note b)	-	-	6,000,000	$0.05
Debt settlement (note c)	-	-	11,150,000	$0.05
Private placement (note d)	-	-	2,000,000	$0.05
Balance, end of year	40,200,948	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)          During the year ended August 31, 2012, the Company issued 3,107,006 common shares as full settlement of interest due on shareholders’ loans in the amount of $325,903. The amount allocated to common shares based on fair value was $395,589 and $69,686 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(b)          On January 24, 2012, the Company converted shareholders’ loans in the aggregate amount of $300,000 through the issuance of a total of 6,000,000 units in the capital of the Company at a price of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $522,856 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $507,038 and $729,894 was recorded as a loss on settlement of debt.

(c)          On February 17, 2012, the Company converted debt and shareholders’ loans in the aggregate amount of $557,500 through the issuance of a total of 11,150,000 units in the capital of the Company at a price of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $627,511 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $595,310 and $665,321 was recorded as a loss on settlement of debt.

(d)          On February 17, 2012, the Company completed a non-brokered private placement of a total of 2,000,000 units in the capital of the Company at a price of $0.05 per unit for net proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $67,541.

(e)          On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 of equity capital from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $282,604. In connection with the private placement, the Company paid cash commissions and other expenses of $45,030 and issued an aggregate of 240,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $78,005 with a corresponding decrease in common shares. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the units based on the new offering price was determined to be $188,625. The amount allocated to contributed surplus was $132,616 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,009. In addition, the Company issued an additional 60,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model for broker warrants was $14,109 with a corresponding decrease in contributed surplus (see Note 13)

(f)          On July 20, 2012 and August 7, 2012 the Company completed private placements for gross proceeds of $1,365,561 of equity capital from arm’s length private placement funding through the issuance of 6,825,000 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $460,907. In connection with the private placement, the Company paid cash commissions and other expenses of $82,239 and issued an aggregate of 546,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $119,887 with a corresponding decrease in common shares (see Note 13).

(g)          On May 8, 2012, the Company issued 171,385 common shares as full settlement of interest due on shareholders’ loans in the amount of $43,983. The amount allocated to common shares based on fair value was $44,547 and $564 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(h)          On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common shares purchase warrants exercisable at US$0.50 until August 31, 2014. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616, a reduction in common shares of $1,397,199, a reduction of derivative warrant liabilities of $675,487 and a reduction in contributed surplus of $18,930 (see Note 13).

(i)          On September 25, 2012 the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 13).

(j)          On June 1, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

The following table summarizes the outstanding warrants as at August 31, 2013:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	0.43	$24,000
800,512	$0.04	February 25, 2014	0.49	9,606
18,250,436	$0.04	February 27, 2014	0.49	219,031
6,000,000	$0.05	January 24, 2015	1.40	507,038
11,150,000	$0.05	February 17, 2015	1.47	595,310
2,000,000	$0.05	February 17, 2015	1.47	67,541
40,200,948	$0.04		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at August 31, 2012:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	1.43	$24,000
800,512	$0.04	February 25, 2014	1.49	9,606
18,250,436	$0.04	February 27, 2014	1.49	219,031
6,000,000	$0.05	January 24, 2015	2.40	507,038
11,150,000	$0.05	February 17, 2015	2.47	595,310
2,000,000	$0.05	February 17, 2015	2.47	67,541
40,200,948	$0.04		1.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%
Expected volatility	218%
Expected life (years)	3
Dividend yield	-

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	August 31, 2013	August 31, 2012
Weighted average shares outstanding, basic and diluted	104,774,293	81,769,733

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

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2011	-	$-
Granted	1,050,000	0.16
Balance, August 31, 2012	1,050,000	0.16
Granted	-	-
Balance, August 31, 2013	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2013:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.50	1,000,000	$0.16
$0.25	50,000	$0.25	3.90	50,000	$0.25
	1,050,000	$0.16	3.52	1,050,000	$0.16

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2012:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	4.50	1,000,000	$0.16
$0.25	50,000	$0.25	4.90	50,000	$0.25
	1,050,000	$0.16	4.52	1,050,000	$0.16

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

	March 1, 2012	July 24, 2012
Weighted average fair value per option	$0.16	$0.22
Weighted average risk free interest rate	1.44%	1.12%
Forfeiture rate	0%	0%
Weighted average expected volatility	213%	233%
Expected life (years)	5	5
Dividend yield	Nil	Nil

Transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011	$-
Stock based compensation	170,972
Balance August 31, 2012 and August 31, 2013	$170,972

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

Black-Scholes Assumptions used
Risk-free interest rate	1.16%
Expected volatility	192%
Expected life (years)	2.9
Dividend yield	-

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011	$85,737
Imputed interest	2,334
Warrants expired (Note 13)	318,552
Warrants cancelled (note h)	(18,930)
Compensation expense on re-pricing of units (note e)	118,507
Balance, August 31, 2012	$506,200
Transactions during the year	-
Balance, August 31, 2013	$506,200

OVERALL PERFORMANCE

Revenue, net of royalties for the year ended August 31, 2013 was down $9,156 to $30,062 compared to $39,218 for the year ended August 31, 2012. The decrease in net revenue during 2013 is primarily attributed to declines in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2013 was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss during 2013 was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012, stock based compensation expense of Nil compared to $170,972 in 2012 and compensation expense on re-pricing units in the amount of Nil compared to o$188,625 in 2012.

During the year ended August 31, 2013 the Company completed financings through the issuance of 2,249,790 units in the capital of the Company for net proceeds of $405,650.

During the year ended August 31, 2013, the Company issued 23,662,569 common shares as full settlement of shareholder loans and interest due on shareholders’ loans of $198,333 and $345,906 respectively.

For the twelve months ended August 31, 2013, the Company recorded additions of $404,818 in exploration and evaluation assets and an impairment of $2,690,568 on the Murphy Lease.

During the year ended August 31, 2013, the Company entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation (“OGR Energy”) and Texas Onshore Energy, Inc. (“Texas Onshore”) together holding a 15% working interest in the Matthews Property with back in rights to earn an additional 15% working interest after production achieved $15.0 million of revenue. A new lease was signed with our subsidiary, Zavala Inc. effective September 1, 2013 (the “New Matthews Lease”). The New Matthews Lease has a primary term expiring January 31, 2014 (the “Primary Term”) (subject to certain extensions) and can be maintained through the provision of certain royalty payments and the implementation of a continuous drilling program.

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

Selected Financial Information

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2013	2012	2011
Revenue, net of royalties	$30,062	$39,218	$56,916
Net loss	(4,266,046)	$(2,809,188)	$(430,927)
Loss per share, basic and diluted	$(0.041)	$(0.034)	$(0.007)
Assets	$6,918,197	$8,998,016	$9,575,976
Long term liabilities	$1,407,822	$1,881,078	$1,403,052

August 31, 2013 – 2012

For the year ended August 31, 2013 revenue, net of royalties was primarily attributed to declines in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2013 was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss during 2013 was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012, stock based compensation expense of Nil compared to $170,972 in 2012. For the year ended August 31, 2013 assets decreased by $2,079,820 compared to assets of $8,998,016 for the year ended August 31, 2012. The decrease in assets for the year ended August 31, 2013 was primarily as result of an impairment in exploration and evaluation assets of $2,690,568 to $6,535,278 compared to $8,475,487 for the same period in 2012, an impairment of property and equipment of $168,954 in 2013 compared to $50,774 in 2012 and a decrease in cash during 2013 of $133,166 to $196,837 compared to cash of $330,003 in 2012. These decreases were offset by an increase in prepaid expenses and deposits of $158,295 compared to Nil in 2012 and an increase of $10,261 in accounts receivable to $27,786 compared to $17,525 in 2012. Long term liabilities decreased in fiscal 2013 by $473,256 to $1,407,822 compared to $1,881,078 in 2012. These decreases are primarily a result of a reallocation of derivative warrant liabilities in the amount of $688,803 to current liabilities and a reallocation $178,553 of long term provisions to current liabilities. During fiscal 2013 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The amounts allocated to long term derivative warrant liabilities based on fair value using the Black Scholes model was $163,541 and $44,895, respectively.

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

RESULTS OF OPERATIONS

	For the Years Ended
Historical	August 31
Production	2013	2012	2011
Natural gas – mcf/d	37	54	53
Historical Prices
Natural Gas - $/mcf	$2.15	$2.24	$3.68
Royalties costs - $/mcf	$0.62	$0.57	$0.76
Production costs - $/mcf	$0.62	$.055	$2.68
Net back - $/mcf	$0.89	$1.16	$0.24
Operations
Revenue, net of royalties	$30,062	$39,218	$56,916
Net loss	$(4,266,046)	$(2,809,188)	$(430,927)
Loss per share, basic and diluted	$(0.041)	$(0.034)	$(0.007)

Production Volume

For the year ended August 31, 2013 average natural gas sales volumes decreased by 17 mcf/d to 37 mcf/d compared to 54 mcf/d for the same period in 2012. Total production volume for the year ended August 31, 2013 was 13,431 mcf compared to 19,593 mcf for the twelve month period ended August 31, 2012.

For the year ended August 31, 2012 average natural gas sales volumes remained relatively consistent at 54 mcf/d compared to 53 mcf/d for the same period in 2011. Total production volume for the year ended August 31, 2012 was 19,593 mcf compared to 19,500 mcf for the same twelve month period in 2011.

Commodity Prices

For the year ended August 31, 2013 average natural gas prices received per mcf decreased by 4% to $2.15 compared to $2.24 for the year ended August 31, 2012.

For the year ended August 31, 2012 average natural gas prices received per mcf decreased by 39% to $2.24 compared to $3.68 for the year ended August 31, 2011.

The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas and the shut in of the wells for the twelve months ended August 31, 2013.

Revenue, Net of Royalties	For the Years Ended
	August 31,
	2013	2012	2011
Natural gas sales	$38,620	$44,408	$71,786
Royalties	(8,558)	(5,190)	(14,870)
Revenue, net of royalties	$30,062	$39,218	$56,916

Natural gas sales for the year ended August 31, 2013 was down $5,788 to $38,620 compared to $44,408 for the year ended August 31, 2012.

Natural gas sales for the year ended August 31, 2012 was down $27,378 to $44,408 compared to $71,786 for the year ended August 31, 2011.

The decrease in sales for the twelve month period ended August 31, 2013 and 2012 was attributed to lower commodity prices received for natural gas and lower production volume.

Royalties for the year ended August 31, 2013 were up $3,368 to $8,558 versus $5,190 for the same twelve month period in 2012. The increase during fiscal 2013 was attributed to receipt of royalty credits in fiscal 2012.

Royalties for the year ended August 31, 2012 were $5,190 versus $14,870 for the comparable twelve month period in 2011. The decrease in royalties for the year ended August 31, 2012 was primarily attributed to receipt of royalty credits in the current year.

Revenue, net of royalties for the year ended August 31, 2013 decreased by 23% to $30,062 compared to $39,218 for the same twelve month period in 2012

Revenue, net of royalties for the year ended August 31, 2012 decreased by 31% to $39,218 compared to $56,916 for the same twelve month period in 2011.

Operating Costs

For year ended August 31, 2013 operating costs were $9,234 down $19,237 compared to operating costs of $28,471 for the year ended August 31, 2012. The decrease in operating costs for the year ended August 31, 2013 was primarily a result of lower production volume and the shut in of the Company’s Botha, Alberta wells.

For year ended August 31, 2012 operating costs were $28,471 down $23,719 compared to operating costs of $52,190 for the year ended August 31, 2011. The decrease in operating costs twelve months ended August 31, 2012 was attributed to credits for gas processing charges.

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2013 decreased by $7,226 to $13,283 compared to $20,509 for the year ended August 31, 2012. The decrease in depletion and accretion for the twelve months ended August 31, 2013 was primarily attributed to lower production volume and the shut in of the Company’s Botha, Alberta wells.

Depletion and accretion for the year ended August 31, 2012 decreased by $3,403 to $20,509 compared to $23,912 for the year ended August 31, 2011. The decrease in depletion and accretion for the twelve months ended August 31, 2012 was primarily attributed to lower carrying costs for the Company’s Botha, Alberta property.

General and Administrative Expenses	For the Years August 31,
	2013	2012	2011
Professional fees	$251,165	$352,315	$210,633
Head office costs	48,850	55,500	46,499
Management fees	75,000	75,000	56,250
Transfer and registrar costs	7,591	29,172	15,380
Shareholders information	33,017	39,708	46,181
Office and general costs	5,179	16,385	16,141
Advisory fees	65,724	46,192	-
Directors fees	3,200	4,100	2,100
Salaries and wages	-	-	44,061
Reserve report fees	10,059	5,655	7,011
Consulting fees and expenses	83,792	81,564	58,218
Total	$583,577	$705,591	$502,474

General and administrative expenses for the year ended August 31, 2013 were $122,014 lower to $583,577 compared to $705,591 for the year ended August 31, 2012. The decrease in expenses during fiscal 2013 was primarily attributed to a decrease in professional fees of $101,150 to $251,165 compared to $352,315 in 2012. In addition, during fiscal 2013 the Company recorded a decrease in transfer and registrar costs of $21,581 to $7,591 compared to $29,172 for the year ended August 31, 2012. During fiscal 2012 the Company completed a forward stock split which resulted in higher costs incurred during the year ended August 31, 2012. During the year ended August 31, 2013 advisory fees increased by $19,532 to $65,724 compared to $46,192 for the same twelve month period in 2012.

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

Marketing and Public Relations

For the year ended August 31, 2013, the Company incurred marketing and public relations costs of $25,763 versus $46,272 for the year ended August 31, 2012.

For the year ended August 31, 2012, the Company incurred marketing and public relations costs of $46,272 compared to $88,569 in the comparable twelve month period ended August 31, 2011.

Impairment Loss on Property and Equipment

For the year ended August 31, 2013 the Company recorded an impairment loss of $168,954 on its Alberta, Canada property as a result of no reserves or value being assigned by an independent reserves evaluator versus an impairment loss of $50,774 in 2012. During fiscal 2013, the remaining wells in the gas unit watered out and were shut in and the operator of the natural gas unit does not intend on reactivating or remediating the wells.

For the twelve months ended August 31, 2012 the Company recorded an impairment loss of $50,774 on its Alberta, Canada property as a result of an evaluation prepared by an independent reserves evaluator versus an impairment loss of $48,249 for the twelve months ended August 31, 2011. The evaluations were based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Impairment Loss on Exploration and Evaluation Assets

As at and for the year ended August 31, 2013, the Company record an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell compared to Nil in the prior period in 2012.

Interest Expense

For the year ended August 31, 2013 the Company recorded interest costs of $76,783 versus interest costs of $88,789 for the year ended August 31, 2011. The decrease in interest costs during the year ended August 31, 2013 was attributed to decreases in shareholders’ loans.

For the year ended August 31, 2012 the Company incurred interest of $88,789 versus interest costs of $68,199 for the year ended August 31, 2011. The overall increase in interest for fiscal 2012 was attributed to increases in shareholders’ loans.

Loss (Gain) on Derivative Warrant Liabilities

For the year ended August 31, 2013, the Company recorded an unrealized loss on derivative warrant liabilities of $128,041 compared to an unrealized loss of $46,655 for the year ended August 31, 2012.

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

Loss (Gain) on Foreign Exchange

For the year ended August 31, 2013 the Company recorded a loss on foreign exchange of $197,640 versus a loss on foreign exchange of $36,283 for year ended August 31, 2012.

For the year ended August 31, 2012 the Company recorded a loss on foreign exchange of $36,283 versus a gain on foreign exchange of $161,340 for the same twelve month period in 2011.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Loss on Settlement of Debt

For the year ended August 31, 2013 the Company recorded a loss on settlement of debt in the amount of $402,264 compared to $1,465,465 for the same twelve month period in 2012. During fiscal 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt.

For the year ended August 31, 2012 the Company recorded a loss on settlement of debt in the amount of $1,465,465 compared to Nil for the same twelve month period in 2011. During the year ended August 31, 2012, the Company issued 3,278,392 common shares as full settlement of interest due on shareholders’ loans in the amount of $369,886. The amount allocated to common shares based on fair value was $440,136 and $70,250 was recorded as a loss on settlement of debt. In addition, the Company converted debt and shareholders’ loans of $857,500 through the issuance of 17,150,000 units in the capital of the Company. The fair value of the units issued on the settlement date was $2,252,715 and $1,395,215 was recorded as a loss on settlement of debt.

Write down of Marketable Securities

For the year ended August 31, 2013 the fair value of the securities was written down to Nil (August 31, 2012 and 2011 fair value - $1).

Compensation Expense on Re-pricing Units

For the year ended August 31, 2013 the Company recorded compensation expense on re-pricing units of Nil compared to $188,625 in the prior year 2012.

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

Stock Based Compensation Expense

For the year ended August 31, 2013 the Company recorded stock based compensation of Nil compared to $95,910 for the same period in 2012.

For the year ended August 31, 2012 the Company recorded stock based compensation of $95,910 compared to Nil for the same period in 2011. On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors and recorded non-cash stock based compensation expense of $95,910.

Stock Based Compensation-Non Employees

For the year ended August 31, 2013 the Company recorded stock based compensation to non-employees of Nil compared to $75,062 for the same period in 2012.

For the year ended August 31, 2012 the Company recorded stock based compensation to non-employees of $75,062 compared to Nil for the same period in 2011. On March 1, 2012, the Company granted options to purchase 400,000 common shares to a consultant and recorded non-cash stock based compensation expense of $63,940 and on July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company and recorded non-cash share based compensation expense of $11,122.

Gain on Disposal of Marketable Securities

For the year ended August 31, 2013 the Company recorded a gain on disposal of marketable securities of Nil compared to Nil for the same twelve month period in 2012.

For the year ended August 31, 2012 the Company recorded a gain on disposal of marketable securities of Nil compared to $8,000 for the same twelve month period in 2011.

Net Loss

Net loss for the year ended August 31, 2013 was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 compared to Nil in 2012 and an impairment of property and equipment of $168,954 compared to $50,774 in 2012. These increases were partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012 and a reduction stock based compensation expense of Nil compared to $170,972 in 2012.

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

Gain (Loss) on Translation or Foreign Subsidiary

For the year ended August 31, 2013 the Company recorded a gain on translation of foreign subsidiary of $314,120 versus a loss of $160 for the year ended August 31, 2012.

For the year ended August 31, 2012 the Company incurred a loss on translation of foreign subsidiary of $160 versus a loss of $109,303 for the year ended August 31, 2011.

These losses are related to translation differences between Dyami Energy’s and Zavala Inc’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Comprehensive Loss

Comprehensive loss for the year ended August 31, 2013 was $3,951,926 compared to a comprehensive loss of $2,809,348 for the year ended August 31, 2012.

Comprehensive loss for the year ended August 31, 2012 was $2,809,348 compared to a comprehensive loss of $540,230 for the year ended August 31, 2011.

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the year ended August 31, 2013 was $0.041 compared to a basic and diluted net loss per share of $0.034 for the same period in 2012.

Basic and diluted net loss per share for the year ended August 31, 2012 was $0.034 compared to a basic and diluted net loss per share of $0.007 for the same period in 2011.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2013	2013	2013	2012
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$171	$10,206	$9,787	$9,898
Net loss for the period	$(3,557,922)	$(116,520)	$(374,673)	$(216,931)
Loss per share, basic and diluted	$(0.034)	$(0.001)	$(0.004)	$(0.002)

Fiscal 2013

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. In addition during fiscal 2013 the remaining wells in the Company’s Botha, Alberta property watered were shut in. During the quarter ended August 31, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $2,690,568, an impairment of property and equipment of $168,954 and a loss on settlement of debt in the amount of $402,264. During the three months ended February 2013 the Company recorded a loss on foreign exchange of $111,369. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

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

FOURTH QUARTER RESULTS

Historical	For the Three Months Ended
Production	August 31
	2013	2012
Natural gas – mcf/d	-	54
Historical Prices
Natural Gas - $/mcf	$-	$1.92
Royalties costs - $/mcf	$-	$0.38
Production costs - $/mcf	$-	$0.54
Net back - $/mcf	$-	$1.00
Operations
Revenue, net of royalties	$-	$5,764
Net loss	$(3,557,922)	$(354,808)
Loss per share, basic and diluted	$(0.034)	$(0.005)

Production Volume

For the three months ended August 31, 2013 average natural gas sales volumes Nil mcf/d compared to 54 mcf/d for the same period in 2012. Total production volume for the three months ended August 31, 2013 was Nil mcf compared to 5,008 mcf for the same twelve month period in 2012. During the three months ended August 31, 2013, the Company’s wells in the Botha Property, Alberta watered out and were shut in. The operator does not intend on reactivating or remediating the wells.

Commodity Prices

For the three months ended August 31, 2013 average natural gas prices received per mcf was Nil compared to $1.92 for the three months ended August 31, 2012. The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas and the shut in of the wells for the three months ended August 31, 2013.

Revenue, Net of Royalties	For the Three Months Ended
	August 31,
	2013	2012
Natural gas sales	$1,395	$9,670
Royalties	(1,224)	(3,906)
Revenue, net of royalties	$171	$5,764

Natural gas sales for the three months ended August 31, 2013 was down $8,275 to $1,395 compared to $$9,670 for the three months ended August 31, 2012. The decrease in sales for the three month period ended August 31, 2013 was attributed to lower production volume primarily due to the shut in of the Company’s Botha, Alberta wells.

Royalties for the three months ended August 31, 2013 were $1,224 versus $3,906 for the comparable three month period in 2012. The decrease in royalties for the three months ended August 31, 2013 was primarily attributed to receipt of royalty credits in the prior three month period in 2011.

As a result of the above, revenue, net of royalties for the three months ended August 31, 2013 decreased by 97% to $171 compared to $5,764 for the same three month period in 2012.

Operating Costs

For three months ended August 31, 2013 the Company incurred operating costs of $1,473 versus a recovery of operating costs of in the amount of $31,277 for the same three month period ended August 31, 2012. The recovery of operating costs during three months ended August 31, 2012 was attributed to credits for gas processing charges. Reduced operating costs for the three months ended August 31, 2013 was primarily a result of the shut in of the Company’s Botha, Alberta wells.

Depletion and Accretion

Depletion and accretion for the three months ended August 31, 2013 decreased by $4,396 to $990 compared to $5,386 for the three months ended August 31, 2012. The decrease in depletion and accretion for the three months ended August 31, 2013 was primarily attributed to lower production volume from the Company’s Botha, Alberta property.

General and Administrative Expenses	For the Three Months
	August 31
	2013	2012
Professional fees	$80,208	$190,656
Head office costs	11,250	19,500
Management fees	18,750	18,750
Transfer and registrar costs	2,629	2,116
Shareholders information	933	3,063
Office and general costs	523	2,092
Directors fees	700	700
Reserve report fees	5,500	4,000
Consulting fees and expenses	43,211	28,733
Advisory fees	-	46,192
Total	$163,704	$315,802

General and administrative expenses for the three months ended August 31, 2013 were $152,096 lower to $163,704 compared to $315,802 for the year ended August 31, 2012. The decrease in expenses during 2013 was primarily attributed to a decrease in professional fees of $110,448 to $80,208 compared to $190,656 in 2012. Higher professional fees in 2012 were primarily attributed to litigation costs related to the Matthews Lease, Texas. In 2013, the Company incurred advisory fees of Nil compared to $46,192 in 2012. During the three month period in fiscal 2013, head office costs decreased by $8,250 to $11,250 compared to $19,500 for the three months ended in fiscal 2012. During the three months ended August 31, 2013 consulting fees and expenses increased by $14,478 to $43,211 compared to $28,733 in the prior three month period.

Marketing and Public Relations

For the three months ended August 31, 2013, the Company incurred marketing and public relations costs of $13,085 compared to Nil in the comparable three month period in 2012.

Impairment Loss on Property and Equipment

For the three months ended August 31, 2013 the Company recorded an impairment loss of $168,954 on its Alberta, Canada property as a result of no reserves or value being assigned by an independent reserves evaluator versus an impairment loss of $50,774 in 2012. During the quarter in fiscal 2013, the remaining wells watered out and were shut in and the operator of the wells does not intend on reactivating or remediating the wells. The evaluations were based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Impairment Loss on Exploration and Evaluation Assets

For the three month ended August 31, 2013, the Company record an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms length transaction, less estimated costs to sell compared to Nil in the prior period in 2012.

Interest Expense

For the three months ended August 31, 2013 the Company incurred interest of $15,412 versus interest costs of $22,931 for the three months ended August 31, 2012. The decrease in interest for the quarter in 2013 was attributed to decreases in shareholders’ loans.

Loss (Gain) on Derivative Warrant Liabilities

For the three months ended August 31, 2013, the Company recorded an unrealized loss on derivative warrant liabilities of $38,375 compared to an unrealized loss of $46,604 for the three months ended August 31, 2012.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Loss (Gain) on Foreign Exchange

For the three months ended August 31, 2013, the Company recorded a loss on foreign exchange of $197,643 versus a gain on foreign exchange of $156,186 for the same three month period in 2012.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Loss on Settlement of Debt

For the three months ended August 31, 2013 the Company recorded a loss on settlement of debt in the amount of $ 402,264 compared to Nil for the same three month period in 2012.

During the quarter in fiscal 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt.

Write down of Marketable Securities

For the three months ended August 31, 2013 the fair value of the securities was written down to Nil (August 31, 2012 fair value - $1).

Stock Based Compensation-Non Employees

For the three months ended August 31, 2013 the Company recorded stock based compensation of Nil compared to $11,122 for the same period in 2012.

On July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company and recorded non-cash share based compensation expense of $11,122.

Compensation Expense on Re-pricing Units

For the three months ended August 31, 2013 the Company recorded compensation expense on re-pricing units of Nil compared to $188,625 for the same three month period in 2012.

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

Net Loss

Net loss for the three months ended August 31, 2013 increased by $3,203,115 to $3,557,922compared to a net loss of $354,808 for the three ended August 31, 2012. The increase in net loss during 2013 was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 versus Nil in the 2012 period, a loss on settlement of debt in the amount of $402,264 compared to Nil in the 2012 period, an increase in foreign exchange loss of $219,451 to $63,265 versus a foreign exchange gain of $156,186 during 2012, and an increase in impairment of property and equipment of $118,180 to $168,954 compared to an impairment of $50,774 for the same period in 2012. The increases during three month period in 2013 were partially offset by a decrease in compensation expense on re-pricing of unit of $188,625 to Nil compared to $188,625 in 2012 and a decrease in general and administrative costs of $152,096 to $163,706 compared to $315,802 for the same three month period in the 2012 period.

Gain (Loss) on Translation of Foreign Subsidiary

For the three months ended August 31, 2013 the Company incurred a gain on translation of foreign subsidiary of $98,027 versus a loss of $96,043 for the same period in 2012.

These losses are related to translation differences between Dyami Energy’s and Eagleford Zavala’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Comprehensive Loss

Comprehensive loss for the three months ended August 31, 2013 was $3,459,895 compared to a comprehensive loss of $$450,851 for the three months August 31, 2012.

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the three months ended August 31, 2013 was $0.034 compared to basic and diluted net loss per share of $0.005 for the same period in 2012.

CAPITAL EXPENDITURES

For the year ended August 31, 2013, the Company recorded additions to exploration and evaluation assets of $404,818 on its Leases located in Zavala County, Texas ($1,559,763 August 31, 2012).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the year ended August 31, 2013 the Company completed financings through the issuance of 2,249,790 units in the capital of the Company for net proceeds of $405,650.

During the year ended August 31, 2012, the Company issued 23,662,569 common shares as full settlement of shareholder loans and interest due on shareholders’ loans of $198,333 and $345,906 respectively.

B.           LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2013 was $196,837 compared to cash of $330,003 at August 31, 2012. During the year ended August 31, 2013 the Company raised net proceeds of $405,650 through the issuance of share capital.

For the year ended August 31, 2013 the primary use of funds was related to exploration expenditures incurred on the Company’s leases located in Zavala County, Texas and administrative expenses. The Company’s working capital deficiency at August 31, 2013 was $4,985,312 compared to a working capital deficiency of $3,819,056 at August 31, 2012.

Our current assets of $382,918 as at August 31, 2013, ($347,529 as of August 31, 2012) include the following items: cash $196,837 ($330,003 as of August 31, 2012); marketable securities Nil ($1 as of August 31, 2012); trade and other receivables $27,786 ($17,525 as of August 31, 2012); and prepaid expenses and deposits of $158,295 (Nil as of August 31, 2012).

Our current liabilities of $5,368,230 as of August 31, 2013 ($4,166,585 as of August 31, 2012) include the following items: trade and other payables $1,379,581 ($1,039,959 as of August 31, 2012); shareholders’ loans $2,108,205 ($2,179,778 as of August 31, 2012); secured note payable of $1,013,088 ($946,848 as of August 31, 2012); and derivative warrant liabilities of $688,803 (Nil as of August 31, 2012); and provisions $178,553 (Nil as of August 31, 2012).

At August 31, 2013 the Company had outstanding the following common share purchase warrants: 21,050,948 warrants exercisable at $0.04 per share; 19,150,000 warrants exercisable at $0.05 per share; 8,121,627 warrants exercisable at US$0.50 per share; and 1,025,983 warrants exercisable at US$0.25. If any of these common share purchase warrants are exercised it would generate additional capital for us.

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

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

Secured Notes Payable

At August 31, 2011 the Company had a secured promissory note payable to Source Re Work Program, Inc. (“Source”) in the amount of US$75,000. On September 1, 2011 the Company paid the secured promissory note of US$75,000 together with accrued interest to August 31, 2011 of US$6,250.

At August 31, 2013, the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2012 US$960,000). The note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. As of the date of the consolidated financial statements, the Company had not received written demand for payment. For the year ended August 31, 2013 the Company recorded interest of $101,309 (August 31, 2012 $83,947). At August 31, 2013 included in trade and other payables is interest of $169,033 (August 31, 2012 $63,296). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021. The note is secured by Zavala Inc’s interest in the Matthews Lease and Dyami Energy’s interest in the Murphy Lease, Zavala County, Texas (the “Leases”). The carrying value of their interests in the Leases at August 31, 2013 was $2,829,830 (August 31, 2012 $4,645,534). The Company may, in its sole discretion, prepay any portion of the principal amount.

Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2011	$64,688	$61,144	$125,832
Accretion expense	2,464	-	2,464
Additions	41,243	64,866	106,109
Change in estimate	7,365	-	7,365
Foreign exchange	(1,005)	(93)	(1,098)
Balance, August 31, 2012	114,755	125,917	240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	$119,742	$178,553	$298,295

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $119,742 at August 31, 2013 (August 31, 2012 $114,755) based on an undiscounted total future liability of $166,578 (August 31, 2012 $158,974). These payments are expected to be incurred between fiscal 2014 and 2031. The discount factor, being the risk free rate related to the liability is 3.09% (August 31, 2012 2.37%).

The above amounts have been classified as long term.

b)	Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy is disputing the amount on the basis of negligence by the vendor and he Company filed a counter claim. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

The above amount has been classified as short term, however not discounted as the impact to the consolidated financial statements is considered immaterial.

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 has been reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel.

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favor of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full.

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table sets out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned	Average Exercise Price US $
As at August 31, 2011	4,409,178	$1,576,269	$0.52
Warrants expired	(990,712)	(318,552)	0.58
Warrants issued	5,287,500	799,520	0.50
Broker warrants issued	846,000	212,001	0.25
Warrants cancelled	(1,709,234)	(675,487)	0.50
Change in fair value estimates	-	46,655	-
As at August 31, 2012	7,842,732	1,640,406	0.47
Warrants issued	1,124,895	163,541	0.50
Broker warrants issued	179,983	44,895	0.25
Change in fair value estimates	-	128,041	-
As at August 31, 2013	9,147,610	1,976,883	$0.50

* Reflects the March 16, 2012 two-for-one stock split

On August 31, 2010, the Company issued 3,418,468 common share purchase warrants exercisable at US$0.50 per common share until August 31, 2014. On August 31, 2012 1,709,234 common share purchase warrants were cancelled and the fair value measured using the Black Scholes valuation model was $675,487. The remaining 1,709,232 warrants, translated at the current exchange rate have been reclassified as short term.

On December 10, 2011 593,808 warrants expired and the fair value measured using the Black Scholes valuation model of $179,113 was recorded as an increase to contributed surplus.

On June 10, 2012 296,904 warrants expired and the fair value measured using the Black Scholes valuation model of $99,999 was recorded as an increase to contributed surplus.

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

On August 7, 2012 the Company issued 2,500,000 common share purchase warrants exercisable at US$0.50 and 400,000 common share purchase broker warrants exercisable at US$0.25 expiring August 7, 2015. The fair value measured using the Black Scholes valuation model was $336,419 and $86,433, respectively.

On September 25, 2012 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The fair value measured using the Black Scholes valuation model was $163,541 and $45, 895, respectively.

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2013:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	1.00	$688,803
1,875,000	$0.50	April 13, 2015	1.62	355,208
300,000	$0.25	April 13, 2015	1.62	96,629
912,500	$0.50	July 20, 2015	1.88	129,683
146,000	$0.25	July 20, 2015	1.88	34,906
2,500,000	$0.50	August 7, 2015	1.93	355,685
400,000	$0.25	August 7, 2015	1.93	91,542
1,124,895	$0.50	September 25, 2015	2.07	176,087
179,983	$0.25	September 25, 2015	2.07	48,340
9,147,610			1.70	1,976,883

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2012:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	2.00	$643,766
1,875,000	$0.50	April 13, 2015	2.62	333,975
300,000	$0.25	April 13, 2015	2.62	90,852
912,500	$0.50	July 20, 2015	2.88	121,203
146,000	$0.25	July 20, 2015	2.88	32,624
2,500,000	$0.50	August 7, 2015	2.93	332,428
400,000	$0.25	August 7, 2015	2.93	85,558
7,842,732			2.20	$1,640,406

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2013 and 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used	2013	2012
Risk-free interest rate	1.5%	1%-1.3%
Expected volatility	217%	192%-199%
Expected life (years)	3	3
Dividend yield	-	-

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

Name	Age	Position with the Company	Date First Elected as Director
James Cassina	57	President, Chief Executive Officer, Chief Financial Officer and Director	February 9, 2010
Milton Klyman	88	Director	November 15, 1996
Colin McNeil	67	Director	June 18, 2010
Alan D. Gaines	58	Director	January 25, 2012

All of our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Subject to the terms of their employment agreements, if any, executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors.  James Cassina, our sole executive officer, devotes approximately 75% of his work time to his duties as an officer and director.

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

On March 20, 2007 EnerNorth filed an Assignment in Bankruptcy under the Bankruptcy and Insolvency Act (Canada).

Mr. Colin McNeil has been a director of ours since June 18, 2010. Mr. McNeil is a self-employed oil and gas consultant and has been a geophysicist since 1972. Mr. McNeil has managed exploration programs and structured technical assessments for companies in the Middle East, Africa, Asia, Central and South America, the Arctic, and Canada.Mr. McNeil is a member of the Association of Professional, Engineers, Geologists and Geophysicists of Alberta, Society of Exploration Geophysicists, Canadian Society of Exploration Geophysicists, American Association of Petroleum Geologists and the Canadian Society of Petroleum Geologists.

Mr. Alan D. Gaines, B.B.A, M.B.A was appointed to the Board of Directors of Eagleford Energy on January 25, 2012. Mr. Gaines has approximately 30 years of experience as an energy investment and merchant banker, and has participated in raising significant debt and equity during his career. The notable experience of Mr. Gaines extends to operations as well. Mr. Gaines founded and served as CEO of Dune Energy from inception in May 2001 through May 2007. In May 2007, Dune Energy completed the acquisition of Goldking Energy Corporation for $327 million, raising total proceeds of $540 million in senior notes and convertible preferred stock, as well as refinancing existing indebtedness in conjunction with the acquisition. Concurrent with the closing of the Goldking transaction, new operating management, including a new CEO, was hired by Dune Energy to oversee day to day operations. Mr. Gaines retained his title of Chairman of the Board.

B.           COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended August 31, 2013.

Summary Compensation Table (CDN$)
Name and Principal Position	Year	Salary(1)	Option Based Awards(2)	All Other Compensation(3)	Total Compensation
		($)	($)	($)	($)
James Cassina, Chief Executive Officer, President and Director (4)	2013	$75,000	-	$1,000	$76,000
Milton Klyman, Director	2013	-	-	$900	$900
Colin McNeil, Director	2013	-	-	$900	$900
Alan D. Gaines, Director	2013	-	-	$400	$400

(1)	Management fees.
(2)	These amounts represent the value of stock options granted. The fair value of the option grated is estimated on the date of grant using the Black Scholes option pricing model taking into account the following assumptions: (i) risk free interest rate (%); (ii) expected life (years); (iii) expected volatility (%). This is consistent with the accounting values used in the Company’s consolidated financial statements. The dollar amount in the column represents the total value ascribed to the stock options.
(3)	Accrued on account of directors fees at a rate of $100 per meeting.

Outstanding Option-Based Awards

The following table sets forth the outstanding option-based awards for the Company held by executive officers and directors at August 31, 2013.

	Option-based Awards (CDN$)
Name	Number of Securities underlying unexercised options (#) (1)	Option exercise price	Option expiration date	Value of in-the- money options (2) (3)
James Cassina, Chief Executive Officer, President and Director	200,000	$0.16	February 28, 2017	$-
Milton Klyman, Director	200,000	$0.16	February 28, 2017	$-
Colin McNeil, Director	200,000	$0.16	February 28, 2017	$-

(1)	On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors. These options are exercisable at $0.16 per share, vest immediately and expire on February 28, 2017.
(2)	Calculated using the closing price of the Company’s common shares of the OTCBB on August 30, 2013 of US$0.03 and subtracting the exercise price of in-the-money stock options.
(3)	Converted to Canadian dollars using the Bank of Canada noon exchange rate on August 30, 2013.

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

For the financial year ended August 31, 2013, the Company's NEO compensation program consisted of the following elements:

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

The maximum number of common shares which may be set aside for issue under the Plan is an amount not to exceed 20% of the total shares issued and outstanding of the Company as of the date of each Option grant provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.   Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares is to be determined by the Board in its sole discretion.

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

Incentive Plan Awards

At August 31, 2013 the Company has outstanding 600,000 stock options exercisable at $0.16 until February 28, 2017 to Named Executive Officers and directors.

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

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors or meeting of the shareholders attended. During the fiscal year ended August 31, 2013 no amount was paid by the Company with respect to such fees.

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

The term of Mr. Klyman as a director began on August 10, 2000. Mr. Cassina was appointed as a director on February 9, 2010, Mr. McNeil who was appointed on June 18, 2010 and Mr. Gaines was appointed as a director on January 25, 2012. Our directors’ serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our sole executive officer was appointed by our Board of Directors to serve until the earlier of his resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2013 for their services in their capacity as directors or any compensation paid to committee members.

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

Board and Committee Meetings

The board of directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2013.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Petroleum and Natural Gas Committee Meetings	Disclosure Committee Meetings
Milton Klyman	4	4	Nil	1	Nil
James Cassina	4	4	Nil	1	Nil
Colin McNeil	4	4	Nil	1	Nil
Alan D. Gaines	4	Nil	Nil	Nil	Nil

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

The Compensation Committee generally convenes at least once annually to review director and officer compensation and status of stock options. The Compensation Committee also responds to requests from management and the Board to review recommendations of management for new senior employees and their compensation. The Compensation Committee has the power to approve and/or amend these recommendations.

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

As of August 31, 2013 and the date of the filing of this Annual Report we did not have any employees other than our sole executive officer.

E.	SHARE OWNERSHIP

Our common shares are owned by Canadian residents, United States residents and residents of other countries.  The only class of our securities, which is outstanding as of the date of the filing of this Annual Report, is common stock.  All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of November 29, 2013, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group.  Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Note	Percentage
Alan D. Gaines	Director	8,000,000	(2)	6.32%
Milton Klyman	Director	400,000	(3)	0.33%
Colin McNeil	Director	200,000	(4)	0.16%
James Cassina	Officer/Director and Principal Shareholder	24,537,704	(5)	18.76%
Core Energy Enterprise Inc. (6)	Principal Shareholder	8,146,704	(7)	6.79%
All officers and directors as a group (4 persons)		33,137,704	(2) (3) (4) (5)	27.02%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 122,622,025 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 4,000,000 outstanding shares and 4,000,000 shares underlying 4,000,000 presently exercisable warrants.

(3)	Includes 100,000 outstanding shares, 100,000 shares underlying 100,000 presently exercisable warrants and 200,000 shares underlying 200,000 presently exercisable stock options.

(4)	Includes 200,000 shares underlying 200,000 presently exercisable stock options.

(5)	Includes 4,073,208 outstanding shares and 4,073,208 shares underlying 4,073,208 presently exercisable warrants owned by Core Energy Enterprises Inc. Also includes 8,199,450 outstanding shares and 7,991,838 shares underlying 7,991,838 presently exercisable warrants and 200,000 shares underlying 200,000 presently exercisable stock options owned directly by James Cassina.

(6)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(7)	Includes 4,073,208 outstanding shares underlying 4,073,208 shares underlying presently exercisable warrants.

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

There are 122,622,025 issued and outstanding shares of our common stock as of November 29, 2013.  As of November 29, 2013, to the best of our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.  The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
Alan D. Gaines	8,000,000	(1)	6.32%
James Cassina	24,537,704	(2)	18.76%
Core Energy Enterprise Inc. (3)	8,146,704	(4)	6.43%
Gerald Hickson	8,500,000	(5)	6.79%

(1)	Includes 4,000,000 outstanding shares and 4,000,000 shares underlying 4,000,000 presently exercisable warrants.

(2)	Includes 4,073,208 outstanding shares and 4,073,208 shares underlying 4,073,208 presently exercisable warrants owned by Core Energy Enterprises Inc. Also includes 8,199,450 outstanding shares and 7,991,838 shares underlying 7,991,838 presently exercisable warrants and 200,000 shares underlying 200,000 presently exercisable stock options owned directly by James Cassina.

(3)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(4)	Includes 4,073,208 outstanding shares underlying 4,073,208 shares underlying presently exercisable warrants.

(5)	Includes 2,500,000 outstanding shares underlying shares underlying presently exercisable warrants.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of November 29, 2013.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,076	31,294,676	93.57%	25.52%
USA	47	39,454,816	4.08%	32.18%
All Other	27	51,870,533	2.35%	42.30%
Total	1,150	122,622,025	100.00%	100.00%

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

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2013	August 31, 2012	August 31, 2011
Short term employee benefits (1)	$75,000	$75,000	$56,250
Directors stock based compensation (2)	-	95,910	-
	$75,000	$170,910	$56,250

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2013	August 31, 2012
Short term employee benefits (1)	$206,250	$131,250
Expenses paid on behalf of the Company	1,747	1,896
	$207,997	$133,146

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	On March 1, 2012, the Company granted 600,000 share purchase options to directors with an exercise price of $0.16 per share expiring on February 28, 2017.

At August 31, 2013 the amount of directors’ fees included in trade and other payables was $16,100 (August 31, 2012 $12,900).

At August 31, 2013 we had promissory notes payable to the President of $28,845 and US$300,000 (August 31, 2012 $28,845 and US$300,000). For the year ended August 31, 2013 the Company recorded interest of $35,324 (August 31, 2012 $32,538). At August 31, 2013, included in trade and other payables is interest of $65,826 (August 31, 2012 $28,687). During the year ended August 31, 2012 we issued 207,612 common shares to the President as full settlement of interest due in the amount of $30,195. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

On September 1, 2011 we paid to Source Re Work Program, Inc. (“Source”) the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250. Eric Johnson was the President of Source and a shareholder of ours and was the Vice President of Operations for Dyami Energy until April 13, 2011 (see Note 12 to the consolidated financial statements).

At August 31, 2013 and 2012 we had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of ours. For the year ended August 31, 2013 we recorded interest of $101,309 (August 31, 2012 $83,947. At August 31, 2013 included in trade and other payables is interest of $169,033 (August 31, 2012 $63,296). During the year ended August 31, 2012 we issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021 (see Note 12 to the consolidated financial statements).

At August 31, 2013 included in trade and other payables is $3,509 due to Gottbetter & Partners LLP for legal fees (August 31, 2012 $14,649). During the year ended August 31, 2013 we completed private placements of 2,249,790 units in the capital of our Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. During the year ended August 31, 2012 we completed private placements of 10,575,000 units in the capital of our Company for gross proceeds of $2,113,986 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $99,326 and issued 846,000 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. On February 17, 2012 we converted $50,000 of debt into 1,000,000 units of our Company at $0.05 per unit. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At August 31, 2013 and 2012 we had no unsecured, non-interest bearing and repayable on demand shareholder loan (August 31, 2011 $57,500). For the year ended August 31, 2012 interest was imputed at a rate of 10% per annum and interest of $2,334 was recorded and included in contributed surplus. On January 24, 2012 we converted $50,000 of the loan into 1,000,000 units and on February 17, 2012 we converted the balance of the loan, $7,500 into 150,000 units in the capital of our Company at $0.05 per unit.

During the year ended August 31, 2013, we received no funds and issued no promissory notes to shareholders (August 31, 2012 US$175,000 and $293,000). During the year ended August 31, 2013 we paid Nil in promissory notes (August 31, 2012 US$480,000). At August 31, 2013, we had shareholders’ loans payable of US$1,433,500 and $250,000 (August 31, 2012 US$1,583,740 and $293,000). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the year ended August 31, 2013 we recorded interest of $183,490 (August 31, 2012 $254,117). At August 31, 2013, included in trade and other payables is interest of $47,037 (August 31, 2012 $190,484). During the year ended August 31, 2013 we issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. During the year ended August 31, 2012 we issued 2,039,969 common shares as full settlement of interest due on shareholder notes in the amount of $236,669.

On January 24, 2012 we converted $250,000 of shareholders’ loans into 5,000,000 units in the capital of our Company at $0.05 per unit and on February 17, 2012 we converted $500,000 into 10,000,000 units in the capital of our Company at $0.05 per unit.

Inter-Company Balances

As at August 31, 2013, the inter-company balance due from our wholly owned subsidiary 1354166 Alberta was $68,000. As at August 31, 2013, the inter-company balance due from our wholly owned subsidiary Dyami Energy was $5,398,238. As at August 31, 2013, the inter-company balance due from our wholly owned subsidiary Zavala Inc. was $157,244. As of November 29, 2013, the inter-company balance due from 1354166 Alberta was $68,000, the inter-company balance due from Dyami Energy was $5,433,729 and the inter-company balance due from Zavala Inc. was $159,824.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's Audited Consolidated Financial Statements for the fiscal years ended August 31, 2013 and 2012 and the notes thereto required as part of this Annual Report are filed under Item 18 of this Annual Report.

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

Matthews Lease Litigation

During the year ended August 31, 2012 the lessors of the Matthews lease, a property comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Property”), expressed their belief that the lease had terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease had terminated. We disagreed and defended the action and countersued the lessors for repudiation of the lease seeking damages. During the year ended August 31, 2013, we entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation and Texas Onshore Energy, Inc. together holding a 15% working interest in the Matthews Property with back in rights to earn an additional 15% working interest after production achieved $15.0 million of revenue. A new lease was signed with our subsidiary, Zavala Inc. effective September 1, 2013 (the “New Matthews Lease”). The New Matthews Lease has a primary term expiring January 31, 2014 subject to certain extensions and can be maintained through the provision of certain royalty payments and the implementation of a continuous drilling program (See Item 4.B: “ Information on the Company – History and Development of the Company”).

Other Litigation

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy is disputing the amount on the basis of negligence by the vendor and the Company filed a counter claim. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 has been reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel.

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favor of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full.

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

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 122,620,026 were issued and outstanding as of November 29, 2013. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constating documents.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, with such rights, preferences and privileges as may be determined from time to time by our board of directors.  There were no preferred shares outstanding at November 29, 2013.

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

	Period (1)	High (3)	Low(3)
Fiscal Year August 31, 2013	Year Ended August 31, 2013	$0.40	$0.01
Fiscal Year August 31, 2012	Year Ended August 31, 2012	$0.51	$0.10
Fiscal Year August 31, 2011	Year Ended August 31, 2011	$1.02	$0.35
Fiscal Year August 31, 2010	Year Ended August 31, 2010	$0.65	$0.03

Fiscal Year 2014 by Quarter	First Quarter ended 11/30/2013	$0.07	$0.02

Fiscal Year 2013 by Quarter	First Quarter ended 11/30/2012	$0.40	$0.13
	Second Quarter Ended 02/29/2013	$0.20	$0.07
	Third Quarter Ended 05/31/2013	$0.15	$0.01
	Fourth Quarter Ended 08/31/2013	$0.06	$0.02

Fiscal Year 2012 By Quarter	First Quarter ended 11/30/2011	$0.35	$0.10
	Second Quarter Ended 02/29/2012	$0.30	$0.10
	Third Quarter Ended 05/31/2012	$0.50	$0.42
	Fourth Quarter Ended 08/31/2012	$0.51	$0.35

Calendar Year 2013 by Month	June	$0.06	$0.04
	July	$0.05	$0.03
	August	$0.05	$0.02
	September	$0.12	$0.03
	October	$0.07	$0.03
	November	$0.04	$0.02

Notes

(1)	Our stock commenced trading on the OTCBB on October 22, 2009.

(2)	The closing price on the OTCBB for our common stock on November 29, 2013 was $0.03.

(3)	Adjusted for 2-for-1 forward stock split on March 16, 2012.

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

Articles of Amalgamation dated November 30, 2009

By Articles of Amalgamation dated November 30, 2009 we amalgamated with our wholly owned subsidiary Eagleford Energy Inc., (formerly: 1406768 Ontario Inc.) and changed the entity’s name to Eagleford Energy Inc.

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

Shareholders of record must be given notice of any meeting not less than 21 days or more than 50 days before the date of the meeting or as otherwise prescribed by applicable laws.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors’ report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting (Bylaws, Article 9.4). Our board of directors is permitted to fix a record date for any meeting of the shareholders that is between 30 and 60 days prior to such meeting or as otherwise prescribed by applicable laws. (Bylaws, Article 9.6).  The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Company and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting (Bylaws, Article 9.9).

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

On March 1, 2013 we entered into an agreement with Benchmark Enterprises LLC (“Benchmark”) to amend the terms of the 10% per annum, US$960,000 Secured Note payable to Benchmark, to extend the Maturity Date from March1, 2013 to August 31, 2013, or within 15 days of written demand to us, or upon us closing of a cash financing or series of cash financings closing after the date of this agreement in excess of US$2,500,000 (Two Million, Five Hundred Thousand USA dollars), (the “Funding Threshold”) in which case fifty cents of every one dollar exceeding the Funding Threshold will be allocated to the Note until paid in full or upon an Event of Default.

During the year ended August 31, 2013, the Company entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation (“OGR Energy”) and Texas Onshore Energy, Inc. (“Texas Onshore”) together holding a 15% working interest in the Matthews Property with back in rights to earn an additional 15% working interest after production achieved $15.0 million of revenue. A new lease was signed with the Company’s subsidiary, Zavala Inc. effective September 1, 2013 (the “New Matthews Lease”).

The New Matthews Lease has a primary term expiring January 31, 2014 (the “Primary Term”) (subject to certain extensions) and can be maintained through the provision of certain royalty payments and the implementation of a continuous drilling program as follows.

A)	The Company has agreed to a minimum annual royalty of $323.30 per acre retained on the Matthews Property to the Lessors payable as follows:

(1) US$150,000 upon execution of the Lease (paid); and

(2) US$150,000 by the earliest of the following to occur:

(a) on or before 95 days from the Effective Date of the Lease (paid); or

(b) immediately prior to commencing a new operation under the terms of the Lease.

B)           US$60,000 to Lessors upon commencement of the first new operation.

C)           The Company has two (2) separate options to extend the Primary Term of the Matthews Lease. If the Company elects to extend the Primary Term of the Matthews Lease through February 28, 2014 (the “First Extension”) the Company shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before January 26, 2013. If, after the First Extension has been exercised by the Company, and the Company elects to extend the Primary Term of the Matthews Lease through March 31, 2014 (the “Second Extension”), the Company shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before February 23, 2014.

D)           Prior to the expiration of the Primary Term, the Company shall perform a new operation satisfied by either drilling a new well to a targeted depth deemed capable of production or the hydraulic fracturing of the existing Matthews #1H well (the “New Operation”).

E)           Beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per year before the expiration of each lease year.

Upon the Company satisfying the New Operation, OGR Corporation and Texas Offshore will assign their working interests to Zavala Inc. and Zavala Inc’s interest will increase to a 100% working interest in the Matthews Property from a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million held by Dyami Energy and a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million held by Eagleford with the balance held by OGR Energy and Texas Onshore. The royalties payable under the Matthews Lease are 25%.

On September 10, 2013 we terminated the agreements with PrinceRidge. As of the date of filing this report the Company has not paid any success fees to PrinceRidge.

On December 3, 2013, the Company entered into an agreement with Stratex Oil and Gas Holdings Inc., (“Stratex”) to develop the Matthews Lease in Zavala County, Texas (the “Joint Development Agreement”). Under the terms of the Joint Development Agreement, Stratex may earn a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1 well by:

a)	completing a hydraulic fracture no later than March 31, 2014;
b)	delivering US $150,000 to the lessors of the Matthews Lease upon execution of the Joint Development Agreement (paid);
c)	delivering US $50,000 to the Company upon execution of the Joint Development Agreement (paid); and

d)	delivering US $100,000 to the Company on or before December 31, 2013.

Following the completion of the above, the Stratex will earn a 50% working interest in the 2,629 acre Matthews Lease excluding 80 acres surrounding the Matthews #3 well. As of the date of this Annual Report we have not assigned any interest to the Stratex in the Matthews Lease.

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

I.           SUBSIDIARY INFORMATION

Not Applicable.  This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

ITEM 11       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed in varying degrees of risks arising from its financial instruments. The Company has entered into certain financial derivative contracts. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting. As a result, all financial derivative contracts are classified as fair value through “fair value through profit or loss” and are recorded on the statement of financial position at fair value.

The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations and limited exposure to credit and market risks while ensuring greater returns on any surplus funds.

Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

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

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2013	August 31, 2013
Cash	$196,837	$330,003
Trade and other receivables	27,786	17,525
Prepaid expenses and deposits	158,295	-
Balance	$382,918	$347,528

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

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

August 31, 2012	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

(1)	Translated at current exchange rate.

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

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2013 and 2012 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2013		2012
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$32,946	$27,178	$43,764	$34,672
Net loss	$(4,263,162)	$(4,268,930)	$(2,804,642)	$(2,813,374)

(ii)	Currency Risk

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

The following assets and liabilities are denominated in US dollars at August 31, 2013 and August 31, 2012:

	August 31, 2013	August 31, 2012
Cash	$150,901	$311,318
Trade and other receivables	14,349	-
Exploration and evaluation assets	2,681,541	5,083,874
Prepaid expenses and deposits	150,000	-
Trade and other payables	(821,787)	(402,633)
Provisions	(265,117)	(226,494)
Derivative warrant liabilities	(1,873,290)	(1,614,996)
Shareholders’ loans	(1,733,500)	(1,883,740)
Secured notes payable	(960,000)	(960,000)
Net assets denominated in US$	$(2,656,903)	$307,329
Net asset CDN dollar equivalent at period end (1)	$(2,803,830)	$303,120

(1) Translated at the exchange rate in effect at August 31, 2013 $1.0553 (August 31, 2012 $0.9863)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2013		August 31, 2012
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(59,178)	59,178	(6,062)	6,062
4%	(118,355)	118,355	(12,125)	12,125
6%	(177,533)	177,533	(18,187)	18,187
8%	(236,711)	236,711	(24,250)	24,250
10%	(295,888)	295,888	(30,312)	30,312

(iii)	Interest Rate Risk

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

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2013 and 2012 are comprised of cash, marketable securities, trade and other receivables, prepaid expenses and deposits, trade and other payables, secured note payable, shareholders’ loans, provisions, and derivative warrant liabilities.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2013		August 31, 2012
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	196,837	196,837	330,003	330,003
Marketable securities	-	-	1	1
Derivative warrant liabilities	1,976,883	1,976,883	1,640,406	1,640,406
Loans and receivables:
Trade and other receivables	27,786	27,786	17,525	17,525
Other financial liabilities:
Trade and other payables	1,379,581	1,379,581	1,039,959	1,039,959
Secured note payable	1,013,088	1,013,088	946,848	946,848
Shareholders’ loans	2,108,205	2,108,205	2,179,778	2,179,778
Provisions	298,295	298,295	240,672	240,672

Cash, derivative warrant liabilities and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured notes payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

ITEM 12       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           DEBT SECURITIES

Not applicable.

B.           WARRANTS AND RIGHTS

Not applicable.

C.           OTHER SECURITIES

Not Applicable.

D.           AMERICAN DEPOSITORY SHARES

Not Applicable.

PART II

ITEM 13       DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

At November 29, 2013, we had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC. The note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to us, or upon us closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. At November 29, 2013 included in trade and other payables is interest of $192,704 (August 31, 2013 $169,033). The note is secured by Zavala Inc.’s interest in the Matthews Lease and Dyami Energy’s interest in the Murphy Lease, Zavala County, Texas (the “Leases”). The carrying value of their interests in the Leases at August 31, 2013 was $2,829,830 (August 31, 2012 $4,645,534). We may, in our sole discretion, prepay any portion of the principal amount. As at the date of this Annual Report we had not received any written demand for payment.

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

Management assessed the effectiveness of our internal control over financial reporting as of August 31, 2013 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of August 31, 2013, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Upon written request to us at our registered and management office, attention: the President, we will provide by mail, to any person without charge a copy of our Code of Ethics.

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

During fiscal 2013 and 2012 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

 The aggregate fees billed or accrued for professional fees rendered by Schwartz Levitsky Feldman llp, Chartered Accountants for the years ended August 31, 2013 and August 31, 2012 are as follows:

Nature of Services	Fees Paid to Auditor for Year- ended August 31, 2013	Fees Paid to Auditor for Year- ended August 31, 2012
Audit Fees(1)	$55,000	$58,500
Audit-Related Fees(2)	Nil	4,200
Tax Fees(3)	5,000	6,650
All Other Fees(4)	Nil	Nil
TOTALS	$60,000	$69,350

Notes:

1.	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in "Audit Fees".

3.	"Tax Fees" include fees for all professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

4.	"All Other Fees" include all fees for products and services provided by the Company's auditors not included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".

D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.           CORPORATE GOVERNANCE

Not Applicable.

H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

Not applicable.

ITEM 18     FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Eagleford Energy Inc. for the years ended August 31, 2013 and 2012, comprised of the following:

(a)	Independent Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2013 and 2012;

(b)	Consolidated Statements of Financial Position as at August 31, 2013, 2012 and 2011;

(c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2013, 2012 and 2011;

(d)	Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2013, 2012 and 2011;

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2013, 2012 and 2011;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19     EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)

4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC(12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)
4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)
4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy, Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)

8.1	Subsidiaries of Eagleford Energy Inc. (13)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (13)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (13)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F December 31, 2012
(13)	Filed as an Exhibit hereto

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina
Title: President and Chief Executive Officer

Date: December 24, 2013

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Eagleford Energy Inc. for the years ended August 31, 2013 and 2012, comprised of the following:

(a)	Independent Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2013 and 2012;	F-1
(b)	Consolidated Statements of Financial Position for the years ended August 31, 2013 and 2012;	F-2
(c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2013, 2012 and 2011;	F-3
(d)	Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2013, 2012 and 2011;	F-4
(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2013, 2012 and 2011;	F-5
(f)	Notes to the Consolidated Financial Statements.	F6-F37

ITEM 1

Consolidated Financial Statements

For the years ended August 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

Consolidated Financial Statements

For the years ended August 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

Contents

Independent Auditor’s Report

Consolidated Financial Statements

Consolidated Statements of Financial Position	F-2

Consolidated Statements of Operations and Comprehensive Loss	F-3

Consolidated Statements of Shareholders’ Equity	F-4

Consolidated Statements of Cash Flows	F-5

Notes to Consolidated Financial Statements	F-6 – F-37

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Eagleford Energy Inc. and its subsidiaries

We have audited the accompanying consolidated financial statements of Eagleford Energy Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eagleford Energy Inc. and its subsidiaries as at August 31, 2013 and 2012, and their financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $4,266,046 during the year ended August 31, 2013 and, as of that date its current liabilities exceeded its current assets by $4,985,312. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Schwartz Levitsky Feldman, llp
“Schwartz Levitsky Feldman, llp”

Toronto, Ontario, Canada	Chartered Accountants
December 23, 2013	Licensed Public Accountants

2300 Yonge Street, Suite 1500
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	August 31, 2013	August 31, 2012
Assets
Current assets
Cash	$196,837	$330,003
Marketable securities (Note 6)	-	1
Trade and other receivables	27,786	17,525
Prepaid expenses and deposits	158,295	-
Total current assets	382,918	347,529
Non-current assets
Property and equipment (Note 8)	-	175,000
Exploration and evaluation assets (Note 7)	6,535,278	8,475,487
Total non-current assets	6,535,278	8,650,487

Total Assets	$6,918,196	$8,998,016

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other payables	$1,379,581	$1,039,959
Secured note payable (Note 12)	1,013,088	946,848
Shareholders’ loans (Note 11)	2,108,205	2,179,778
Provisions (Note 9)	178,553	-
Derivative warrant liabilities (Note 13)	688,803	-
Total current liabilities	5,368,230	4,166,585
Non-current liabilities
Derivative warrant liabilities (Note 13)	1,288,080	1,640,406
Provisions (Note 9)	119,742	240,672
Total non-current liabilities	1,407,822	1,881,078

Total Liabilities	6,776,052	6,047,663

Shareholders’ Equity
Share capital (Note 10)	7,050,350	5,906,633
Share purchase warrants (Note 10)	1,422,526	1,422,526
Share purchase options (Note 10)	170,972	170,972
Contributed surplus (Note 10)	506,200	506,200
Foreign currency translation reserve	204,657	(109,463)
Accumulated Deficit	(9,212,561)	(4,946,515)
Total Shareholders’ Equity	142,144	2,950,353

Total Liabilities and Shareholders’ Equity	$6,918,196	$8,998,016

Going Concern (Note 1)

Related Party Transactions and Balances (Note 11)

Commitments and Contingencies (Note 17)

Subsequent Event (Note 19)

Approved by the Board of Directors

/s/ James Cassina	/s/ Milton Klyman
James Cassina, Director	Milton Klyman, Director

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Operations and Comprehensive Loss
For the years ended August 31, (Expressed in Canadian Dollars)	2013	2012	2011

Revenue
Natural gas sales, net of royalties	$30,062	$39,218	$56,916
Expenses
Operating costs	9,234	28,471	52,190
Depletion and accretion	13,283	20,509	23,912
General and administrative	583,577	705,591	502,474
Marketing and public relations	25,763	46,272	88,569
Impairment loss on property and equipment (Note 8)	168,954	50,774	48,249
Impairment loss on exploration and evaluation assets (Note 7)	2,690,568	-	-
Interest expense	76,783	88,789	68,199
Loss (gain) on derivative warrant liabilities (Note 13)	128,041	46,655	(126,410)
Loss on settlement of debt (Note 10)	402,264	1,465,465	-
Unrealized loss (gain) on foreign exchange	197,640	36,283	(161,340)
Impairment loss on marketable securities	1	-	-
Stock based compensation - non employees (Note 10)	-	75,062	-
Stock based compensation (Note 10)	-	95,910	-
Compensation expense on re-pricing of units (Note 10)	-	188,625	-
Gain on disposal of marketable securities	-	-	(8,000)
	4,296,108	2,848,406	487,843

Net loss	(4,266,046)	(2,809,188)	(430,927)

Foreign currency translation	314,120	(160)	(109,303)

Comprehensive loss	$(3,951,926)	$(2,809,348)	$(540,230)

Loss per share, basic and diluted	$(0.041)	$(0.034)	$(0.007)

Weighted average shares outstanding, basic and diluted *	104,774,293	81,769,733	63,854,456

* Reflects the March 16, 2012 two-for-one stock split (Refer to Note 10)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended August 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of shares*	SHARE CAPITAL Amount $	SHARE PURCHASE WARRANTS $	SHARE PURCHASE OPTIONS $	CONTRI- BUTED SURPLUS $	FOREIGN CURRENCY TRANS- LATION RESERVE $	ACCUMULATED DEFICIT $	TOTAL SHARE- HOLDERS’ EQUITY $
Balance, September 1, 2010	59,502,051	3,817,184	380,734	-	43,750	-	(1,706,400)	2,535,268
Issuance of units as compensation	200,000	95,800	-	-	-	-	-	95,800
Warrants exercised	7,420,692	722,572	(128,097)	-	-	-	-	594,475
Warrants cancelled	-	-	-	-	36,237	-	-	36,237
Imputed Interest	-	-	-	-	5,750	-	-	5,750
Foreign currency translation	-	-	-	-	-	(109,303)	-	(109,303)
Net loss for the year	-	-	-	-	-	-	(430,927)	(430,927)
Balance, August 31, 2011	67,122,743	4,635,556	252,637	-	85,737	(109,303)	(2,137,327)	2,727,300
Issuance of shares as debt settlement	3,107,006	395,589	-	-	-	-	-	395,589
Issuance of units as debt settlement	17,150,000	1,150,367	1,102,348	-	-	-	-	2,252,715
Private placement of units	2,000,000	32,459	67,541	-	-	-	-	100,000
Private placement of units	3,000,000	342,786	-	-	-	-	-	342,786
Compensation expense on re-pricing units	750,000	-	-	-	118,507	-	-	118,507
Private placement of units	6,825,000	702,528						702,528
Warrants expired	-	-	-	-	318,552	-	-	318,552
Issuance of shares as debt settlement	171,386	44,547	-	-	-	-	-	44,547
Imputed interest	-	-	-	-	2,334	-	-	2,334
Stock based compensation	-	-		170,972	-	-	-	170,972
Units cancelled	(3,418,468)	(1,397,199)	-	-	(18,930)	-	-	(1,416,129)
Foreign currency translation	-	-	-	-	-	(160)	-	(160)
Net loss for the year	-	-	-	-	-	-	(2,809,188)	(2,809,188)
Balance, August 31, 2012	96,707,667	5,906,633	1,422,526	170,972	506,200	(109,463)	(4,946,515)	2,950,353
Private placement of units	2,249,790	197,214	-	-	-	-	-	197,214
Issuance of shares as debt settlement	23,662,569	946,503	-	-	-	-	-	946,503
Foreign currency translation	-	-	-	-	-	314,120	-	314,120
Net loss for the year	-	-	-	-	-	-	(4,266,046)	(4,266,046)
Balance, August 31, 2013	122,620,026	7,050,350	1,422,526	170,972	506,200	204,657	(9,212,561)	142,144

* Reflects the March 16, 2012 two-for-one stock split (Refer to Note 10)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows
For the years ended August 31, (Expressed in Canadian Dollars)	2013	2012	2011

Cash provided by (used in )
Operating activities
Net loss for the period	$(4,266,046)	$(2,809,188)	$(430,927)
Items not involving cash:
Depletion and accretion	13,283	20,509	23,912
Unrealized loss (gain) on derivative warrant liabilities	128,041	46,655	(126,410)
Impairment loss on property and equipment	168,954	50,774	48,249
Impairment loss on exploration and evaluation assets	2,690,568	-	-
Loss on settlement of debt	402,264	1,465,465	-
Shares and warrants issue for services	-	44,285	88,569
Impairment loss on marketable securities	1	-	-
Compensation expense on re-pricing of units	-	188,625	-
Stock based compensation	-	170,972	-
Imputed interest	-	2,334	5,750
Gain on disposal of marketable securities	-	-	(8,000)
Net changes in non-cash working capital (Note 15)	569,428	436,943	696,937
	(293,507)	(382,626)	298,080
Investing activities
Additions to exploration and evaluations assets	(404,818)	(1,559,763)	(3,262,782)
Proceeds on disposal of marketable securities	-	-	8,000
	(404,818)	(1,559,763)	(3,254,782)
Financing activities
Private placement of units, net of share issue costs	405,650	2,086,718	-
Secured notes payable, net	66,240	(65,796)	(194,883)
Shareholders’ loans, net	126,763	50,042	2,878,736
Repayment of loan payable	-	-	(110,000)
Warrants exercised	-	-	594,475
	598,653	2,070,964	3,168,328

Increase (decrease) in cash for the year	(99,672)	128,575	211,626
Effect of exchange rate changes on cash	(33,494)	36,162	(90,136)
Cash, beginning of year	330,003	165,266	43,776
Cash, end of year	$196,837	$330,003	$165,266

Supplemental Cash Flow Information and Non-cash Transactions (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At August 31, 2013, the Company had a working capital deficiency of $4,985,312 (August 31, 2012 $3,819,056) and an accumulated deficit of $9,212,561 (August 31, 2012 $4,946,515). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. During the year ended August 31, 2013 the Company extinguished $544,239 of debt through the issuance of share capital in the Company. In addition, the Company raised net proceeds of $405,650 through the issuance of share capital. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company were approved by the Board of Directors on December 19, 2013.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

2.	Basis of Preparation (cont’d)

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the period ended August 31, 2013, as issued and outstanding as of the date the Board of Directors approved the consolidated financial statements.

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

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”), Dyami Energy LLC a Texas limited liability company (“Dyami Energy”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013. All Intercompany balances and transactions have been eliminated on consolidation.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Cash

Cash includes bank balances.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Texas subsidiary, Dyami Energy and the Company’s wholly-owned Nevada subsidiary, Zavala Inc. is United States dollars.

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

3.	Summary of Significant Accounting Policies (cont’d)

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

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2013 was written down to Nil (August 31, 2012 - $1) (see Note 6).

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

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash, marketable securities and derivative warrant liabilities as “fair value through profit and loss”.

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

3.	Summary of Significant Accounting Policies (cont’d)

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

3.	Summary of Significant Accounting Policies (cont’d)

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

3.	Summary of Significant Accounting Policies (cont’d)

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

3.	Summary of Significant Accounting Policies (cont’d)

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

3.	Summary of Significant Accounting Policies (cont’d)

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

3.	Summary of Significant Accounting Policies (cont’d)

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

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes, as well as the likelihood of realization.

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

4.	Recent Accounting Pronouncements (cont’d)

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

IAS 1 “Presentation of Financial Statements” was amended by the IASB in order to align the presentation of items in comprehensive income with US GAAP. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

4.	Recent Accounting Pronouncements (cont’d)

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

IAS 32 “Financial Instruments: Presentation”. In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 “Impairment of Assets”. In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of the impaired assets if that amount is based on fair value less costs of disposal. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 39 “Financial Instruments: Recognition and Measurement”. In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRAC 21 “levies”. Issued in May 2013, this interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

5.	Segmented Information (cont’d)

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2013	Canada	United States	Total
Net revenue	$30,062	-	$30,062
Net loss	$(4,123,966)	(142,080)	$(4,266,046)

For the year ended August 31, 2012			Total
Net revenue	$39,218	-	$39,218
Net loss	$(2,588,298)	(220,890)	$(2,809,188)

For the year ended August 31, 2011			Total
Net revenue	$56,916	-	$56,916
Net loss	$(371,361)	(59,566)	$(430,927)

As at August 31, 2013			Total
Total Assets	$3,914,928	3,003,268	$6,918,196
Total Liabilities	$6,029,577	746,475	$6,776,052

As at August 31, 2012			Total
Total Assets	$3,983,791	5,014,225	$8,998,016
Total Liabilities	$5,478,773	568,890	$6,047,663

6.	Marketable Securities

August 31, 2013
Investments in quoted company security (see Note 3) (August 31, 2012 - $1)	$-

7.	Exploration and Evaluation Assets

Cost
Balance August 31, 2011	$8,995,878
Additions	1,559,763
Units cancelled	(2,091,616)
Decommissioning obligations	41,243
Change in decommissioning obligation estimates	6,546
Foreign exchange	(36,327)
Balance August 31, 2012	8,475,487
Additions	404,818
Change in decommissioning obligation estimates	(9,268)
Impairment	(2,690,568)
Foreign exchange	354,809
Balance August 31, 2013	$6,535,278

The Company’s exploration and evaluation assets are located in Texas, USA. As at and for the year ended August 31, 2013 the Company record an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell. Included in the above additions for the year ended August 31, 2013, the Company capitalized borrowing costs interest of $240,092 to exploration and evaluation assets (August 31, 2012: $289,650).

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

7.	Exploration and Evaluation Assets (cont’d)

Matthews Lease, Zavala County, Texas, USA

During the year ended August 31, 2012 the lessors of the Matthews lease, a property comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Property”), expressed their belief that the lease had terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease had terminated. The Company disagreed and defended the action and countersued the lessors for repudiation of the lease seeking damages. During the year ended August 31, 2013, the Company entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation (“OGR Energy”) and Texas Onshore Energy, Inc. (“Texas Onshore”) together holding a 15% working interest in the Matthews Property with back in rights to earn an additional 15% working interest after production achieved $15.0 million of revenue. A new lease was signed with the Company’s subsidiary, Zavala Inc. effective September 1, 2013 (the “New Matthews Lease”).

The New Matthews Lease has a primary term expiring January 31, 2014 (the “Primary Term”) (subject to certain extensions) and can be maintained through the provision of certain royalty payments and the implementation of a continuous drilling program as follows.

A)	On August 28, 2013, the Company has agreed to a minimum annual royalty of $323.30 per acre retained on the Matthews Property to the Lessors payable as follows:

(1)    US$150,000 upon execution of the Lease (paid); and

(2)    US$150,000 by the earliest of the following to occur:

(a)	on or before 95 days from the Effective Date of the Lease (paid); or
(b)	immediately prior to commencing a new operation under the terms of the Lease.

B) US$60,000 to Lessors upon commencement of the first new operation.

C)	The Company has two (2) separate options to extend the Primary Term of the Matthews Lease. If the Company elects to extend the Primary Term of the Matthews Lease through February 28, 2014 (the “First Extension”) the Company shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before January 26, 2013. If, after the First Extension has been exercised by the Company, and the Company elects to extend the Primary Term of the Matthews Lease through March 31, 2014 (the “Second Extension”), the Company shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before February 23, 2014.

D)	Prior to the expiration of the Primary Term, the Company shall perform a new operation satisfied by either drilling a new well to a targeted depth deemed capable of production or the hydraulic fracturing of the existing Matthews #1H well (the “New Operation”).

E)	Beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per year before the expiration of each lease year.

Upon the Company satisfying the New Operation, OGR Corporation and Texas Onshore will assign their working interests to Zavala Inc. and Zavala Inc’s interest will increase to a 100% working interest in the Matthews Property from a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million and a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million held by Eagleford with the balance held by OGR Energy and Texas Onshore. The royalties payable under the Matthews Lease are 25% (See Note 19).

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

7.	Exploration and Evaluation Assets (cont’d)

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

Dyami Energy is required to drill a well every six months in order to maintain the Murphy Lease. Three years after the cessation of continuous drilling, all rights below the deepest producing horizon in each unit then being held by production, shall be released and re-assigned to the lessor, unless the drilling of another well has been proposed on said unit, approved in writing by lessor, and timely commenced. Dyami Energy has received an extension of the Murphy Lease until January 31, 2014 to perform its obligations thereunder.

8.	Property and Equipment

Petroleum and Natural Gas Properties
Cost or deemed cost
Balance August 31, 2011	$314,302
Change in decommissioning obligation estimates	819
Balance August 31, 2012	315,121
Change in decommissioning obligation estimates	4,166
Balance August 31, 2013	$319,287

Accumulated depletion and impairment
Balance August 31, 2011	$(71,302)
Depletion	(18,045)
Impairment	(50,774)
Balance August 31, 2012	(140,121)
Depletion	(10,212)
Impairment	(168,954)
Balance August 31, 2013	(319,287)

Carrying Value
At August 31, 2011	$243,000
At August 31, 2012	$175,000
At August 31, 2013	$-

As at and for the years ended August 31, 2013 and 2012, no general and administrative costs were capitalized. For the year ended August 31, 2013, the Company recorded an impairment loss of $168,954 (August 31, 2012 impairment $50,774) on its Botha, Alberta, Canada property as a result of no reserves or future net revenue being assigned. The remaining wells on the Botha property watered out, are shut in and the operator of the property does not intend on reactivating or remediating the wells. The evaluation by an independent reserves evaluator dated August 31, 2012 was based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Alberta, Canada

The Company has a 0.5% non-convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

9.	Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2011	$64,688	$61,144	$125,832
Accretion expense	2,464	-	2,464
Additions	41,243	64,866	106,109
Change in estimate	7,365	-	7,365
Foreign exchange	(1,005)	(93)	(1,098)
Balance, August 31, 2012	114,755	125,917	240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	$119,742	$178,553	$298,295

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $119,742 at August 31, 2013 (August 31, 2012 $114,755) based on an undiscounted total future liability of $166,578 (August 31, 2012 $158,974). These payments are expected to be incurred between fiscal 2014 and 2031. The discount factor, being the risk free rate related to the liability is 3.09% (August 31, 2012 2.37%).

The above amounts have been classified as long term.

b)	Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy is disputing the amount on the basis of negligence by the vendor and the Company filed a counter claim. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

The above amount has been classified as short term, however not discounted as the impact to the consolidated financial statements is considered immaterial.

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 has been reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel.

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgement in favour of the vendor was entered into court in the amount of $42,803 and post judgement interest at 5% per annum until paid in full.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

10.	Share Capital and reserves

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2011	67,122,743	$4,635,556
Debt settlement (note a)	3,107,006	395,589
Debt settlement (note b)	6,000,000	522,856
Debt settlement (note c)	11,150,000	627,511
Private placement (note d)	2,000,000	32,459
Private placement (note e)	3,750,000	342,786
Private placement (note f)	6,825,000	702,528
Debt settlement (note g)	171,386	44,547
Cancelled (note h)	(3,418,468)	(1,397,199)
Balance August 31, 2012	96,707,667	5,906,633
Private Placement of units( note i)	2,249,790	197,214
Debt settlement (note j)	23,662,569	946,503
Balance August 31, 2013	122,620,026	$7,050,350

* Reflects the March 16, 2012 two-for-one stock split

The following table sets out the changes in warrants during the respective periods:

	August 31, 2013		August 31, 2012
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of year	40,200,948	$0.04	21,050,948	$0.04
Debt settlement (note b)	-	-	6,000,000	$0.05
Debt settlement (note c)	-	-	11,150,000	$0.05
Private placement (note d)	-	-	2,000,000	$0.05
Balance, end of year	40,200,948	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)	During the year ended August 31, 2012, the Company issued 3,107,006 common shares as full settlement of interest due on shareholders’ loans in the amount of $325,903. The amount allocated to common shares based on fair value was $395,589 and $69,686 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(b)	On January 24, 2012, the Company converted shareholders’ loans in the aggregate amount of $300,000 through the issuance of a total of 6,000,000 units in the capital of the Company at a price of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $522,856 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $507,038 and $729,894 was recorded as a loss on settlement of debt.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

10.	Share Capital and reserves (cont’d)

(c)	On February 17, 2012, the Company converted debt and shareholders’ loans in the aggregate amount of $557,500 through the issuance of a total of 11,150,000 units in the capital of the Company at a price of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $627,511 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $595,310 and $665,321 was recorded as a loss on settlement of debt.

(d)	On February 17, 2012, the Company completed a non-brokered private placement of a total of 2,000,000 units in the capital of the Company at a price of $0.05 per unit for net proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $67,541.

(e)	On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 of equity capital from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $282,604. In connection with the private placement, the Company paid cash commissions and other expenses of $45,030 and issued an aggregate of 240,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $78,005 with a corresponding decrease in common shares. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the units based on the new offering price was determined to be $188,625. The amount allocated to contributed surplus was $132,616 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,009. In addition, the Company issued an additional 60,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model for broker warrants was $14,109 with a corresponding decrease in contributed surplus (see Note 13).

(f)	On July 20, 2012 and August 7, 2012 the Company completed private placements for gross proceeds of $1,365,561 of equity capital from arm’s length private placement funding through the issuance of 6,825,000 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $460,907. In connection with the private placement, the Company paid cash commissions and other expenses of $82,239 and issued an aggregate of 546,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $119,887 with a corresponding decrease in common shares (see Note 13).

(g)	On May 8, 2012, the Company issued 171,385 common shares as full settlement of interest due on shareholders’ loans in the amount of $43,983. The amount allocated to common shares based on fair value was $44,547 and $564 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

10.	Share Capital and reserves (cont’d)

(h)	On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common shares purchase warrants exercisable at US$0.50 until August 31, 2014. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616, a reduction in common shares of $1,397,199, a reduction of derivative warrant liabilities of $675,487 and a reduction in contributed surplus of $18,930 (see Note 13).

(i)	On September 25, 2012 the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 13).

(j)	On June 1, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

The following table summarizes the outstanding warrants as at August 31, 2013:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	0.43	$24,000
800,512	$0.04	February 25, 2014	0.49	9,606
18,250,436	$0.04	February 27, 2014	0.49	219,031
6,000,000	$0.05	January 24, 2015	1.40	507,038
11,150,000	$0.05	February 17, 2015	1.47	595,310
2,000,000	$0.05	February 17, 2015	1.47	67,541
40,200,948	$0.04		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

10.	Share Capital and reserves (cont’d)

The following table summarizes the outstanding warrants as at August 31, 2012:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	1.43	$24,000
800,512	$0.04	February 25, 2014	1.49	9,606
18,250,436	$0.04	February 27, 2014	1.49	219,031
6,000,000	$0.05	January 24, 2015	2.40	507,038
11,150,000	$0.05	February 17, 2015	2.47	595,310
2,000,000	$0.05	February 17, 2015	2.47	67,541
40,200,948	$0.04		1.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%
Expected volatility	218%
Expected life (years)	3
Dividend yield	-

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	August 31, 2013	August 31, 2012
Weighted average shares outstanding, basic and diluted	104,774,293	81,769,733

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

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2011	-	$-
Granted	1,050,000	0.16
Balance, August 31, 2012	1,050,000	$0.16
Granted	-	-
Balance August 31, 2013	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

10.	Share Capital and reserves (cont’d)

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2013:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.50	1,000,000	$0.16
$0.25	50,000	$0.25	3.90	50,000	$0.25
	1,050,000	$0.16	3.52	1,050,000	$0.16

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2012:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	4.50	1,000,000	$0.16
$0.25	50,000	$0.25	4.90	50,000	$0.25
	1,050,000	$0.16	4.52	1,050,000	$0.16

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

	March 1, 2012	July 24, 2012
Weighted average fair value per option	$0.16	$0.22
Weighted average risk free interest rate	1.44%	1.12%
Forfeiture rate	0%	0%
Weighted average expected volatility	213%	233%
Expected life (years)	5	5
Dividend yield	Nil	Nil

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

10.	Share Capital and reserves (cont’d)

Transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011	$-
Stock based compensation	170,972
Balance, August 31, 2012	170,972
Stock based compensation	-
Balance, August 31, 2013	$170,972

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

Black-Scholes Assumptions used
Risk-free interest rate	1.16%
Expected volatility	192%
Expected life (years)	2.9
Dividend yield	-

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011	$85,737
Imputed interest	2,334
Warrants expired (Note 13)	318,552
Warrants cancelled (note h)	(18,930)
Compensation expense on re-pricing of units (note e)	118,507
Balance, August 31, 2012	$506,200
Transactions during the year	-
Balance, August 31, 2013	$506,200

11.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2013	August 31, 2012	August 31, 2011
Short term employee benefits (1)	$75,000	$75,000	$56,250
Directors stock based compensation (2)	-	95,910	-
	$75,000	$170,910	$56,250

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

11.	Related Party Transactions and Balances (cont’d)

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2013	August 31, 2012
Short term employee benefits (1)	$206,250	$131,250
Expenses paid on behalf of the Company	1,747	1,896
	$207,997	$133,146

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.

(2)	On March 1, 2012, the Company granted 600,000 share purchase options to directors with an exercise price of $0.16 per share expiring on February 28, 2017.

At August 31, 2013 the amount of directors’ fees included in trade and other payables was $16,100 (August 31, 2012 $12,900).

At August 31, 2013 the Company had promissory notes payable to the President of $28,845 and US$300,000 (August 31, 2012 $28,845 and US$300,000). For the year ended August 31, 2013 the Company recorded interest of $35,324 (August 31, 2012 $32,538). At August 31, 2013, included in trade and other payables is interest of $65,826 (August 31, 2012 $28,687). During the year ended August 31, 2012 the Company issued 207,612 common shares to the President as full settlement of interest due in the amount of $30,195. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

On September 1, 2011 the Company paid to Source Re Work Program, Inc. (“Source”) the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250. Eric Johnson was the President of Source and a shareholder of the Company and was the Vice President of Operations for Dyami Energy until April 13, 2011 (see Note 12).

At August 31, 2013 and 2012 the Company has a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the year ended August 31, 2013 the Company recorded interest of $101,309 (August 31, 2012 $83,947. At August 31, 2013 included in trade and other payables is interest of $169,033 (August 31, 2012 $63,296). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021 (see Note 12).

At August 31, 2013 included in trade and other payables is $3,509 due to Gottbetter & Partners LLP for legal fees (August 31, 2012 $14,649). During the year ended August 31, 2013 the Company completed private placements of 2,249,790 units in the capital of the Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. During the year ended August 31, 2012 the Company completed private placements of 10,575,000 units in the capital of the Company for gross proceeds of $2,113,986 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $99,326 and issued 846,000 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. On February 17, 2012 the Company converted $50,000 of debt into 1,000,000 units of the Company at $0.05 per unit. .Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

11.	Related Party Transactions and Balances (cont’d)

At August 31, 2013 and 2012 the Company had an unsecured, non-interest bearing and repayable on demand shareholder loan in the amount of Nil (August 31, 2011 $57,500). For the year ended August 31, 2012 interest was imputed at a rate of 10% per annum and interest of $2,334 was recorded and included in contributed surplus. On January 24, 2012 the Company converted $50,000 of the loan into 1,000,000 units and on February 17, 2012 the Company converted the balance of the loan, $7,500 into 150,000 units in the capital of the Company at $0.05 per unit.

During the year ended August 31, 2013, the Company received Nil (August 31, 2012 US$175,000 and $293,000) and issued promissory notes to shareholders. During the year ended August 31, 2013 the Company paid Nil in promissory notes (August 31, 2012 US$480,000). At August 31, 2013, the Company had shareholders’ loans payable of US$1,433,500 and $250,000 (August 31, 2012 US$1,583,740 and $293,000). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the year ended August 31, 2013 the Company recorded interest of $183,490 (August 31, 2012 $254,117). At August 31, 2013, included in trade and other payables is interest of $47,037 (August 31, 2012 $190,484). During the year ended August 31, 2013 the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. During the year ended August 31, 2012 the Company issued 2,039,969 common shares as full settlement of interest due on shareholder notes in the amount of $236,669.

On January 24, 2012 the Company converted $250,000 of shareholders’ loans into 5,000,000 units in the capital of the Company at $0.05 per unit and on February 17, 2012 the Company converted $500,000 into 10,000,000 units in the capital of the Company at $0.05 per unit.

12.	Secured Notes Payable

At August 31, 2011 the Company had a secured promissory note payable to Source Re Work Program, Inc. (“Source”) in the amount of US$75,000. On September 1, 2011 the Company paid the secured promissory note of US$75,000 together with accrued interest to August 31, 2011 of US$6,250.

At August 31, 2013 and 2012, the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2012 US$960,000). The note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. As of the date of the consolidated financial statements, the Company had not received written demand for payment. For the year ended August 31, 2013 the Company recorded interest of $101,309 (August 31, 2012 $83,947). At August 31, 2013 included in trade and other payables is interest of $169,033 (August 31, 2012 $63,296). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021. The note is secured by Zavala Inc.’s interest in the Matthews Lease and Dyami Energy’s interest in the Murphy Lease, Zavala County, Texas (the “Leases”). The carrying value of their interests in the Leases at August 31, 2013 was $2,829,830 (August 31, 2012 $4,645,534). The Company may, in its sole discretion, prepay any portion of the principal amount.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

13.	Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned	Average Exercise Price US $
As at August 31, 2011	4,409,178	$1,576,269	$0.52
Warrants expired	(990,712)	(318,552)	0.58
Warrants issued	5,287,500	799,520	0.50
Broker warrants issued	846,000	212,001	0.25
Warrants cancelled	(1,709,234)	(675,487)	0.50
Change in fair value estimates	-	46,655	-
As at August 31, 2012	7,842,732	1,640,406	0.47
Warrants issued	1,124,895	163,541	0.50
Broker warrants issued	179,983	44,895	0.25
Change in fair value estimates	-	128,041	-
As at August 31, 2013	9,147,610	1,976,883	$0.50

* Reflects the March 16, 2012 two-for-one stock split

On August 31, 2010, the Company issued 3,418,468 common share purchase warrants exercisable at US$0.50 per common share until August 31, 2014. On August 31, 2012 1,709,234 common share purchase warrants were cancelled and the fair value measured using the Black Scholes valuation model was $675,487. The remaining 1,709,232 warrants, translated at the current exchange rate have been reclassified as short term.

On December 10, 2011 593,808 warrants expired and the fair value measured using the Black Scholes valuation model of $179,113 was recorded as an increase to contributed surplus.

On June 10, 2012 296,904 warrants expired and the fair value measured using the Black Scholes valuation model of $99,999 was recorded as an increase to contributed surplus.

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

On August 7, 2012 the Company issued 2,500,000 common share purchase warrants exercisable at US$0.50 and 400,000 common share purchase broker warrants exercisable at US$0.25 expiring August 7, 2015. The fair value measured using the Black Scholes valuation model was $336,419 and $86,433, respectively.

On September 25, 2012 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The fair value measured using the Black Scholes valuation model was $163,541 and $45,895, respectively.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

13.	Derivative Warrant Liabilities (cont’d)

The following tables set out the number of derivative warrant liabilities outstanding at August 31, 2013 and 2012:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	1.00	$688,803
1,875,000	$0.50	April 13, 2015	1.62	355,208
300,000	$0.25	April 13, 2015	1.62	96,629
912,500	$0.50	July 20, 2015	1.88	129,683
146,000	$0.25	July 20, 2015	1.88	34,906
2,500,000	$0.50	August 7, 2015	1.93	355,685
400,000	$0.25	August 7, 2015	1.93	91,542
1,124,895	$0.50	September 25, 2015	2.07	176,087
179,983	$0.25	September 25, 2015	2.07	48,340
9,147,610			1.70	1,976,883

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	2.00	$643,766
1,875,000	$0.50	April 13, 2015	2.62	333,975
300,000	$0.25	April 13, 2015	2.62	90,852
912,500	$0.50	July 20, 2015	2.88	121,203
146,000	$0.25	July 20, 2015	2.88	32,624
2,500,000	$0.50	August 7, 2015	2.93	332,428
400,000	$0.25	August 7, 2015	2.93	85,558
7,842,732			2.20	$1,640,406

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2013 and 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used	2013	2012
Risk-free interest rate	1.5%	1%-1.3%
Expected volatility	217%	192%-199%
Expected life (years)	3	3
Dividend yield	-	-

14.	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

14.	Financial Instruments and Concentration of Risks (cont’d)

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

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2013	August 31, 2012
Cash	$196,837	$330,003
Trade and other receivables	27,786	17,525
Prepaid expenses and deposits	158,295	-
Balance	$382,918	$347,528

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

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

August 31, 2012	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders’ loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

(1)	Translated at current exchange rate.

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

14.	Financial Instruments and Concentration of Risks (cont’d)

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

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the later portion of 2009, the recovery has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

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

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2013 and 2012 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2013		2012
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$32,946	$27,178	$43,764	$34,672
Net loss	$(4,263,162)	$(4,268,930)	$(2,804,642)	$(2,813,374)

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

14.	Financial Instruments and Concentration of Risks (cont’d)

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

The following assets and liabilities are denominated in US dollars at August 31, 2013 and August 31, 2012:

	August 31, 2013	August 31, 2012
Cash	$150,901	$311,318
Trade and other receivables	14,349	-
Exploration and evaluation assets	2,681,541	5,083,874
Prepaid expenses and deposits	150,000	-
Trade and other payables	(821,787)	(402,633)
Provisions	(265,117)	(226,494)
Derivative warrant liabilities	(1,873,290)	(1,614,996)
Shareholders’ loans	(1,733,500)	(1,883,740)
Secured notes payable	(960,000)	(960,000)
Net assets denominated in US$	$(2,656,903)	$307,329
Net asset CDN dollar equivalent at period end (1)	$(2,803,830)	$303,120

(1) Translated at the exchange rate in effect at August 31, 2013 $1.0553 (August 31, 2012 $0.9863)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2013		August 31, 2012
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(59,178)	59,178	(6,062)	6,062
4%	(118,355)	118,355	(12,125)	12,125
6%	(177,533)	177,533	(18,187)	18,187
8%	(236,711)	236,711	(24,250)	24,250
10%	(295,888)	295,888	(30,312)	30,312

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

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

14.	Financial Instruments and Concentration of Risks (cont’d)

(iv)    Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2013 and 2012 are comprised of cash, marketable securities, trade and other receivables, trade and other payables, secured note payable, shareholders’ loans, provisions, and derivative warrant liabilities.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2013		August 31, 2012
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	196,837	196,837	330,003	330,003
Marketable securities	-	-	1	1
Derivative warrant liabilities	1,976,883	1,976,883	1,640,406	1,640,406

Loans and receivables:
Trade and other receivables	27,786	27,786	17,525	17,525

Other financial liabilities:
Trade and other payables	1,379,581	1,379,581	1,039,959	1,039,959
Secured note payable	1,013,088	1,013,088	946,848	946,848
Shareholders’ loans	2,108,205	2,108,205	2,179,778	2,179,778
Provisions	298,295	298,295	240,672	240,672

Cash, derivative warrant liabilities and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

14.	Financial Instruments and Concentration of Risks (cont’d)

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

As at August 31, 2013 and August 31, 2012 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended August 31, 2013.

The Company is not subject to any externally imposed restrictions on its capital requirements.

15.	Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

	Years Ended
Non-cash transactions	August 31, 2013	August 31, 2012	August 31, 2011
Shares issued for interest on secured note and shareholders’ loans	$601,576	$440,136	$-
Broker warrants issued	44,895	212,001	-
Shares issued to settle debt	344,927	-	-
Warrants expired	-	(318,552)	-
Units issued to settle debt	-	2,252,715	-
Units cancelled	-	(2,091,616)	-
Prepaid portion of shares for services	-	(44,285)	44,285
Warrants cancelled	-	-	(36,237)
Issuance of units as compensation	-	44,285	88,569
Compensation expense on re-pricing of units	-	188,625	-

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

15.	Supplemental cash flow information and Non-Cash Transactions (cont’d)

The following table summarizes the changes in non-cash working capital for the periods set out:

	Years Ended
Changes in non-cash working capital	August 31, 2013	August 31, 2012	August 31, 2011
Trade and other receivables	$(10,261)	$110,021	$(74,486)
Trade and other payables	339,622	262,149	775,767
Prepaid expenses and deposits	(158,295)	-	-
Due from related party	-	-	1,325
Provisions	398,362	64,773	(5,669)
Net change	$569,428	$436,943	$696,937

16.	Income Taxes

The Company has unused capital losses in the amount of approximately $195,852 (2012 - $195,852) which may be carried forward indefinitely to offset future capital gains, and unused non capital losses in the amount of approximately $3,055,152 (2012 - $2,225,622) available to reduce income in future years expiring as follows:

2014	$46,501
2015	47,434
2026	55,415
2027	42,337
2028	49,166
2029	268,782
2030	286,991
2031	648,310
2032	780,686
2033	829,530
$3,055,152

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 26.5% to 34% (2012 - 28% to 34%) for federal and provincial taxes is as follows:

	2013	2012
Net Loss	$4,266,046	$2,809,188
Taxes at statutory rates	(1,130,502)	(786,573)
Non-taxable items and others	888,466	491,099
Change in unrecognized deferred tax asset	242,036	295,474
	$-	$-

The significant components of the Company's unrecognized deferred income tax asset are summarized as follows:

	2013	2012
Operating loss carry forwards	$808,519	$599,202
Share issue costs	29,616	31,611
Marketable securities	777	792
Capital losses carry forwards	28,070	28,600
Oil and gas interests	69,042	33,603
Cumulative eligible capital	1,186	1,366
Unrecognized deferred tax asset	$937,210	$695,174

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2013 and 2012 and 2011

17.	Commitments and Contingencies

The Company has certain commitments on its Leases located in Zavala County, Texas, USA (see Note 7).

18.	Comparative Figures

Certain comparative figures have been reclassified to conform to current period presentation under IFRS.

19.	Subsequent Event

On December 3, 2013, the Company entered into an agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) to develop the Matthews Lease in Zavala County, Texas (the “Joint Development Agreement”). Under the terms of the Joint Development Agreement, Stratex may earn a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1 well by:

1)	completing a hydraulic fracture no later than March 31, 2014;

2)	delivering US$150,000 to the lessors of the Matthews Lease upon execution of the Joint Development Agreement (paid);

3)	delivering US$50,000 to the Company upon execution of the Joint Development Agreement (paid); and

4)	delivering US$100,000 to the Company on or before December 31, 2013.

Following the completion of the above, Stratex will earn a 50% working interest in the 2,629 acre Matthews Lease excluding 80 acres surrounding the Matthews #3 well.

INDEX TO EXHIBITS

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated June 1, 2012 (12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)
4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)
4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy, Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)

4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)

8.1	Subsidiaries of Eagleford Energy Inc. (13)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (13)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (13)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F December 31, 2012
(13)	Filed as an Exhibit hereto