Form 20-F
period 2014-08-31
Eagleford Energy Corp.
filed 2014-12-31
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2014

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________________

For the transition period from_________________to______________

Commission File Number: 0-53646

EAGLEFORD ENERGY CORP.

(Formerly: Eagleford Energy Inc.)

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of August 31, 2014 was 27,671,541 shares.

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

   Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐      No ☒

i

ii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “Eagleford” mean Eagleford Energy Corp. (Formerly: Eagleford Energy Inc.), and its subsidiaries, unless the context requires otherwise.

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

Except as noted, the information set forth in this Annual Report is as of November 28, 2014 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

A.           SELECTED FINANCIAL DATA

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2014, 2013, 2012 and 2011. You should read this information in conjunction with our Audited Consolidated Financial Statements and related notes (See Item 18: “Financial Statements”), as well as (Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”) of this Annual Report.

Our consolidated financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The selected consolidated statement of operations data set forth below for the years ended August 31, 2014, 2013, 2012 and 2011 and the selected consolidated statement of financial position information set forth below as of August 31, 2014, 2013, 2012 and 2011 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Annual Report under Item 18 – Financial Statements.

EAGLEFORD ENERGY CORP.

Prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”)

(STATED IN CANADIAN DOLLARS)

Except share and per share data

CONSOLIDATED STATEMENT OF FINANCIAL POSITION INFORMATION

	YEARS ENDED AUGUST 31,
	2014	2013	2012	2011
Cash	$103,215	$196,837	$330,003	$165,266
Total assets	$5,296,928	$6,918,196	$8,998,016	$9,575,976
Total liabilities	$8,016,363	$6,776,052	$6,047,663	$6,848,676
Total shareholders’ equity (deficiency)	$(2,719,435)	$142,144	$2,950,353	$2,727,300

CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION

	YEARS ENDED AUGUST 31,
	2014	2013	2012	2011
Revenue
Natural gas sales, net of royalties	$65,024	$30,062	$39,218	$56,916
Expenses
Operating costs	17,138	9,234	28,471	52,190
Depletion and accretion	2,449	13,283	20,509	23,912
General and administrative	403,120	583,577	705,591	502,474
Marketing and public relations	(14,250)	25,763	46,272	88,569
Impairment loss on property and equipment	-	168,954	50,774	48,249
Impairment loss on exploration and evaluation	1,315,276	2,690,568	-	-
Interest expense	284,038	76,763	88,789	68,199
Loss (gain) loss on derivative liabilities	2,735,476	128,041	46,655	(126,410)
Loss on settlement of debt	1,335,935	402,264	1,465,465	-
Loss (gain) on foreign exchange	101,427	197,640	36,283	(161,340)
Impairment loss on marketable securities	-	1	-	-
Stock based compensation	-	-	95,910	-
Stock based compensation-non employees	-	-	75,062	-
Compensation expense on re-pricing of units	-	-	188,625	-
Gain on disposal of marketable securities	-	-	-	(8,000)
	6,180,609	4,296,108	2,848,406	487,843

Net loss for the period	(6,115,585)	(4,266,046)	(2,809,188)	(430,927)

Foreign currency translation	(199,965)	314,120	(160)	(109,303)

Total Loss and Comprehensive loss	$(6,315,550)	$(3,951,926)	$(2,809,348)	$(540,230)

Loss per share, basic and diluted	$(0.482)	$(0.407)	$(0.344)	$0.07)

Weighted average shares outstanding, basic and diluted *	12,675,329	10,477,429	8,8,176,973	6,385,445

*Reflects March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.00 per US$0.8574 (or US$1.00 per CDN$1.1426) as of November 28, 2014.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	YEARS ENDED AUGUST 31,
	2014	2013	2012	2011	2010
Average exchange rate CDN$ per US$1.00	0.9214	0.9839	0.9925	0.9783	1.0640
Average exchange rate US$ per CDN$1.00	1.0786	1.0161	1.0075	1.0217	0.9360

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended November 28, 2014 are as follows:

	Exchange rate CDN$ per US$1.00
Month	Low	High
November 2014	1.1236	1.1426
October 2014	1.1150	1.1291
September 2014	1.0862	1.1207
August 2014	1.0852	1.0982
July 2014	1.0633	1.0908
June 2014	1.0676	1.0937

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

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.  Both the exploration and development of oil and gas reserves can be capital-intensive businesses. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2014, we had a working capital deficiency of $3,489,237 and an accumulated deficit of $15,328,146. We do not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from August 31, 2014. Our ability to continue operations and fund our liabilities is dependent on our ability to secure additional financing and cash flow. We are pursuing such additional sources of financing and cash flow to fund our operations and obligations and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

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

We have a pending litigation which could have a material effect on our financial condition or profitability. On or about September 30, 2014, Stratex Oil & Gas Holdings, Inc. (“Stratex”) filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 (the “Purported Debt”) for Zavala Inc’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputes the claim citing $300,000 paid by the Company to be credited against the minimum royalties which Stratex has failed to do. Zavala Inc. paid the $152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV)

On or about October 27, 2014, the Company filed a statement of claim in the Ontario Superior Court of Justice against Alan Gaines, a former director of the Company for breach of fiduciary duty to the Company relating to Gaines role in the Company contracting with Stratex (Court File No.: 65-14-514935). The Company is seeking a declaration that Gaines breached his duty to the Company, an accounting and disgorgement of profits made by Gaines in breach of his duties or in the alternative, damages and/or restitution for breach of fiduciary duty, deceit, and unjust enrichment in an amount to be determined before trial and $1.0 million in punitive damages.

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. During 2013 full amount of the provision had been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables. In addition, in December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favor of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision was transferred to trade and other payables (See - Item 8.A “Consolidated Financial Statements and Other Financial Information – Litigation”).

We have significant shareholder loans payable and a secured convertible note payable which may make it difficult to service our debts, adversely affect our ability to obtain additional financing, engage in any business combinations or negatively affect our operations. At August 31, 2014 we had 10% per annum shareholder loans payable on demand in the amount of US$904,250 and a 10% per annum secured convertible promissory note payable in the amount of US$1,216,175. The note is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default (the “Note”). In the event that the Company closes any subsequent financing or series of financings that results in gross proceeds to the Company of an aggregate amount equal to or greater than US$2,000,000, excluding conversion of any existing debt into equity of the Company, the Company shall allocate US$0.50 of every US$1.00 exceeding the US$2,000,000 raised from such financing to repay the Note. The Note is secured by all of the assets of the Company and Zavala Inc. The Lender has the right but not the obligation, at any time to convert all or any portion of the unpaid principal and interest into Units of the Company. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the Unit. The price of the Units be the lessor of a price equal to the 30-day volume weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight US$0.08 per share The Company may, in its sole discretion, prepay any portion of the principal amount upon seven days’ notice.

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

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions may be continuing, contributing to a loss of confidence in the broader U.S. and global credit and financial markets and which could result in the collapse of, and government intervention in, major banks, financial institutions and insurers and create a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

Since our sole executive officer does not devote his full time to the performance of his Company duties, he may engage in other work activities to our detriment.  James Cassina, our sole executive officer, devotes approximately 85% of his work time to the performance of his Company duties. Although he has an obligation to perform his duties in a manner consistent with our best interests and through his stock ownership in the Company, is incentivized to do so, may encounter conflicts regarding the availability and use of his work time. Although there are no such present conflicts, the development thereof could have a material adverse effect on us.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.   Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of the date of this Annual report we had outstanding the following common share purchase warrants: 7,378,560 warrants exercisable at $0.10 per share; 1,915,000 warrants exercisable at $0.50 per share; 641,240 warrants exercisable at US$5.00 per share; and 102,598 warrants exercisable at US$2.50. If any of these common share purchase warrants are exercised it would generate additional capital for us. As of the date of this Annual report we had the following share purchase options outstanding; 100,000 exercisable at $1.60 per share and 1,000,000 exercisable at $0.12 per share. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities”).

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

Our drilling and exploration plans will be subject to factors beyond our control.   A prospect is a property that has been identified based on available geological and geophysical information that indicates the potential for hydrocarbons. Whether we ultimately drill a property may depend on a number of factors including funding; the receipt of additional seismic data or reprocessing of existing data; material changes in oil or gas prices; the costs and availability of drilling equipment; the success or failure of wells drilled in similar formations or which would use the same production facilities; changes in estimates of costs to drill or complete wells; our ability to attract industry partners to acquire a portion of our working interest to reduce exposure to drilling and completion costs; decisions of our joint working interest owners; and restrictions under provincial or state regulators.

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

The success of our business is dependent upon our ability to replace reserves.   Our future success depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable.  As a result we must locate, acquire and develop new oil and gas reserves to replace those, if any, being depleted by production.  Without successful funding for acquisitions and exploration and development activities, our resources will decline.  We may not be able to find and develop or acquire additional resources at an acceptable cost.

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

We are dependent on third-party pipelines and would experience a material adverse effect on our operations were our access to such pipelines be curtailed or the rates charged for use thereof materially increased.   Substantially all our sales of natural gas production are effected through deliveries to local third-party gathering systems to processing plants.  In addition, we rely on access to inter-provincial pipelines for the sale and distribution of substantially all of our gas. As a result, a curtailment of our sale of natural gas by pipelines or by third-party gathering systems, an impairment of our ability to transport natural gas on inter-provincial pipelines or a material increase in the rates charged to us for the transportation of natural gas by reason of a change in government regulations or for any other reason, could have a material adverse effect upon us. In such event, we would have to obtain other transportation arrangements. We may not have economical transportation alternatives and it may not be feasible for us to construct pipelines. In the event such circumstances were to occur, our operating netbacks from the affected wells would be suspended until, and if, such circumstances could be resolved.

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

Compliance with new or modified environmental laws or regulations could have a materially adverse impact on us.   We are subject to various Canadian and US laws and regulations relating to the environment.  We believe that we are currently in compliance with such laws and regulations.  However, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance. In addition, we could incur significant liability under such laws for damages, clean-up costs and penalties in the event of certain discharges into the environment. In addition, environmental laws and regulations may impose liability on us for personal injuries, clean-up costs, environmental damage and property damage as well as administrative, civil and criminal penalties. We do not maintain insurance for the full potential liability that could be caused by such environmental damage. Accordingly, we may be subject to significant liability, or may be required to cease production in the event of the noted liabilities.

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

Through Eagleford Energy, Zavala Inc., we hold a 50% working interest in the 2,629 acre Matthews Lease located in Zavala County, Texas and a 33.33% working interest before payout and 50% working interest after payout in the Matthews #1H well. (See Item 4.B: “Information on the Company – History and Development of the Company”).

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

Matthews Lease, Zavala County, Texas

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex will act as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014. Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease (see Note 17).

Through Zavala Inc., the Company holds a 50% working interest in the 2,629 acre Matthews Lease (33.33% working interest before payout and 50% working interest after payout in the Matthews #1H well). The Matthews Lease had a primary term extended to March 31, 2014 (the “Primary Term”) while each lease year ends August 31. Prior to the expiration of the Primary Term, a hydraulic fracturing of the Matthews #1H well was completed and thereafter the lease is maintained through a guaranteed minimum royalty payment of $323.30 per acre and beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per lease year. The royalties payable under the Matthews Lease are 25%.

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015. At August 31, 2014 the Company recorded the payments received from Quadrant of US$165,000 (CDN $177,804) as deferred revenue on the Consolidated Statement of Financial Position until the conveyance of the earned interest at which time this amount will be reclassified and offset against exploration and evaluation assets.

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter (see Note 16 to the consolidated financial statements).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for our wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murhpy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

We filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changed its name to Eagleford Energy Corp.

During the year ended August 30, 2014, we converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of our Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.

For the twelve months ended August 31, 2014, the Company recorded net additions of $113,578 in exploration and evaluation assets and a net impairment loss of $1,315,276 related to the Murphy Lease.

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

B.           BUSINESS OVERVIEW

Directly and through our wholly owned subsidiaries 1354166 Alberta and Zavala Inc. we are primarily engaged in the development, acquisition and production of oil and gas interests located in Alberta, Canada and Texas, USA.

We have a 0.5% Non-Convertible Overriding Royalty (“NCOR”) in a natural gas well located in Haynes, Alberta, Canada a 5.1975% working interest in a natural gas unit located in Alberta, Canada both of which are carried on our consolidated statement of financial position at Nil.

Through Eagleford Energy, Zavala Inc., we hold a 50% working interest in the 2,629 acre Matthews Lease located in Zavala County, Texas and a 33.33% working interest before payout and 50% working interest after payout in the Matthews #1H well. (See Item 4.B: “Information on the Company – History and Development of the Company”).

We have a 0.3% Net Smelter Return Royalty on 8 patented mining claims located in Red Lake, Ontario, Canada carried on our consolidated statement of financial position at Nil.

For the three fiscal years ending August 31, 2014, 2013 and 2012 the total revenue, net of royalties derived from the sale of our natural gas interests in Canada was as follows:

Year	Total Net Revenue
August 31, 2014	$65,024
August 31, 2013	$30,062
August 31, 2012	$39,218

We sell our natural gas production to integrated oil and gas companies and marketing agencies. Sales prices are generally set at market prices available in Canada or the United States.

The level of activity in the oil and gas industry in North America is influenced by seasonal weather patterns.  Wet weather and spring thaw make the ground unstable. Government, municipalities and provincial transportation departments enforce road bans that may restrict the level of activity.  Seasonal factors and unexpected weather patterns may lead to declines in production activity and increased consumer demand or changes in supply during certain months of the year may influence the commodity prices.

There is an existing and available market for the oil and gas produced from the properties. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•	the level of consumer product demand;
•	weather conditions;
•	the foreign supply of oil and gas;
•	the price of foreign imports;
•	volatility in market prices for oil and natural gas;
•	ability to raise financing;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	general business and economic conditions;
•	the ability to attract and retain skilled staff;
•	reliance on joint interest parties;
•	uncertainties associated with estimating oil and natural gas reserves;
•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
•	governmental regulation and environmental legislation (See, Item 3.D Key Information - Risk Factors).

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

C.           ORGANIZATIONAL STRUCTURE

We have two wholly owned subsidiaries. 1354166 Alberta Ltd. is a company incorporated under the Business Corporations Act (Alberta) and Eagleford Energy, Zavala Inc. a Nevada company.

D.           PROPERTY, PLANTS AND EQUIPMENT

Our executive offices consist of approximately 850 square feet of office space and are rented at $1,500 per month on a month to month basis.  The address of our executive offices is 1 King Street West, Suite 1505, Toronto, Ontario Canada.

Canada

We hold directly a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada.

We hold through our wholly owned subsidiary 1354166 Alberta a 5.1975% working interest in a natural gas unit located in Botha, Alberta, Canada.

We have a 0.3% Net Smelter Return Royalty on eight patented mining claims located in Red Lake, Ontario, Canada.

United States

Through Eagleford Energy, Zavala Inc., we hold a 50% working interest in the 2,629 acre Matthews Lease located in Zavala County, Texas and a 33.33% working interest before payout and 50% working interest after payout in the Matthews #1H well. (See Item 4.B: “Information on the Company – History and Development of the Company”).

Our interest in the Matthews Lease is situated in Zavala County, Texas and is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system.

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

As circumstances change and additional data becomes available, reserves estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required for changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year–end prices, reservoir performance and geological conditions or production.  These revisions can be either positive or negative (" 3.D: “Key Information – Risk Factors”).

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

Internal Controls for Reserves Reporting: For the year ended August 31, 2014 and 2013 we had no recordable reserves or discernable future net revenue. For the year ended August 31, 2012 a significant component of our internal controls in our reserve estimation effort is our practice of using an independent third-party reserve engineering firm to prepare 100% of our year-end proved and probable reserves. The qualifications of this firm are discussed below under “Independence and Qualifications of Reserve Preparer.” The Board of Directors of the Company has reviewed the reserves estimates and procedures prior to acceptance of the reports.   The Board of Directors has sufficient technical training and experience to review and approve the reports.

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

Independence and Qualifications of Reserve Preparer: For the year ended August 31, 2013 the Company recorded an impairment loss of its full carrying costs of $168,954 on its Botha, Alberta property as a result of no recordable reserves and no discernable future net revenue being assigned. During the year ended August 31, 2013, the producing wells in the Botha property were shut in and the operator did not intend on reactivating or remediating the wells. At August 31, 2013, our developed properties include a 5.1975% working interest in a natural gas unit located in the Botha area Northwest, Alberta near the town of Manning, Canada held through our wholly owned subsidiary 1354166 Alberta which is carried on the consolidated statement of financial position at nil. As we had no recordable reserves or discernable future net revenue at August 31, 2014 and 2013, we did not retain an independent reserves evaluator.

We engaged Sproule Associates Limited (“Sproule”), third-party reserve engineers, to prepare our reserve estimates as of the effective date August 31, 2012 completed on October 11, 2012, in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (COGE), the Canadian Securities Administrators National Instrument 51-101 (NI 51-101) using Forecast Pricing Assumptions and, for the Securities and Exchange Commission, using Constant Pricing Assumptions. The technical person responsible for our reserve estimates at Sproule meets the requirements regarding qualifications, independence, objectivity and confidentiality set forth by The Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). Sproule is an independent firm of petroleum engineers, geologists, geophysicists and petrophysicists; they do not own any interest in our properties and are not employed on a contingent fee basis.

Year-end reserves quantities for the years ended August 31, 2012 shown in the following Constant Prices and Cost tables were calculated using the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12 month period prior to the end of the reporting period.

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

The table below sets out in CDN dollars the constant prices and the exchange rate used at August 31, 2014, 2013 and 2012. As of August 31, 2012 all of our reserves were located in Alberta, Canada.

August 31, 2014	Natural Gas Alberta AECO-C Exchange Rate:	N/A N/A

August 31, 2013	Natural Gas Alberta AECO-C Exchange Rate:	N/A N/A

August 31, 2012	Natural Gas Alberta AECO-C Exchange Rate:	$2.57/MMbtu 0.99 $US/$ CDN

Proved and Probable Reserve Quantity Estimates:   The following table reflects estimates of our proved and probable developed reserves as at August 31, 2014, 2013 and 2012 stated in CDN dollars.   All of our gas reserves were located in Canada. The following table represents our gross and net interest in reserves (after crown royalties, freehold royalties and overriding royalties and interests owned by others). Numbers may not add due to rounding.

Summary of Oil and Gas Reserves Constant Prices and Costs
Remaining Reserves
Natural Gas (non-associated & associated)
Reserves Category	Gross (MMcf)	Net (MMcf)
August 31, 2014	-	-
Proved Developed Producing	-	-
Probable Developed Producing	-	-
Total Proved Plus Probable	-	-
August 31, 2013	-	-
Proved Developed Producing	-	-
Probable Developed Producing	-	-
Total Proved Plus Probable	-	-
August 31, 2012
Proved Developed Producing	116	100
Probable Developed Producing	41	35
Total Proved Plus Probable	157	135

The following table represents the summary of our Net Revenue based on Constant Prices and costs before income taxes. Numbers may not add due to rounding.

Summary of Net Revenue Constant Prices and Costs (Undiscounted)
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Well Abandonment and Reclamation Costs (M$)	Net Revenue(M$)
August 31, 2014	-	-	-	-	-
Proved Developed Producing	-	-	-	-	-
Probable Developed Producing	-	-	-	-	-
Total Proved Plus Probable	-	-	-	-	-
August 31, 2013	-	-	-	-	-
Proved Developed Producing	-	-	-	-	-
Probable Developed Producing	-	-	-	-	-
Total Proved Plus Probable	-	-	-	-	-
August 31, 2012
Proved Developed Producing	263	33	224	3	3
Probable Developed Producing	92	12	79	-	2
Total Proved Plus Probable	356	43	303	3	6

The following table represents the summary of our net present value of Future Net Revenue based on Constant Prices and costs before income taxes and discounted as follows. Numbers may not add due to rounding.

Summary of Net Present Values of Future Net Revenue Constant Prices and Costs
Net Present Values of Future Net Revenue
Before Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
August 31, 2014	-	-	-	-	-
Proved Developed Producing	-	-	-	-	-
Probable Developed Producing	-	-	-	-	-
Total Proved Plus Probable	-	-	-	-	-
August 31, 2013	-	-	-	-	-
Proved Developed Producing	-	-	-	-	-
Probable Developed Producing	-	-	-	-	-
Total Proved Plus Probable	-	-	-	-	-
August 31, 2012
Proved Developed Producing	3	4	4	3	3
Probable Developed Producing	2	2	2	1	1
Total Proved Plus Probable	6	6	5	5	4

Production Volume:   The following table sets forth the net quantities of natural gas produced during the fiscal years ended August 31, 2014, 2013 and 2012.

August 31,	2014	2013	2012

Natural Gas (Mcf)	19,244	13,431	19,593

Historical Production:   The following table sets out our net share of production, average sales prices, average royalties, production costs and average net back per unit of production for the fiscal years ended August 31, 2014, 2013 and 2012.

	For the Years Ended
Historical Production	August 31, 2014	August 31, 2013	August 31, 2012
Natural Gas – Mcf/d	53	37	54
Natural Gas Prices- $/Mcf	$4.34	$2.15	$2.24
Royalty Costs - $/Mcf	0.96	0.62	0.57
Production Costs - $/Mcf	0.89	0.62	0.55
Net Back - $/Mcf	$2.49	$0.89	$1.16

Producing and Non-Producing Wells:   The following table sets out the number of gross and net producing oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that we have an interest in by location at August 31, 2014, 2013 and 201. A gross well is a well in which we own an interest.  A net well represents the fractional interest we own in gross wells.

August 31	2014		2013		2012
Alberta, Canada	Gross	Net	Gross	Net	Gross	Net
Natural Gas Wells-Producing	3.0	.05175	3.0	.05175	3.0	.05175
Natural Gas Wells-Non Producing	9.0	.05175	9.0	.05175	6.0	.31005
Texas, USA
Oil Wells – Non Producing	3.0	.4444	7.0	.66666	7.0	.66666

The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of August 31, 2014, 2013 and 2012. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta and on the basis of stated lease terms in conjunction with the Texas Rail Road Commission.  Our developed acreage is located in Alberta, Canada. Our undeveloped acreage is located in Zavala County, Texas.

August 31,	2014		2013		2012
	Gross	Net	Gross	Net	Gross	Net
Developed Acreage, Canada	8,320	432	8,320	432	8,320	432
Undeveloped Acreage, USA	2,629	1,314.5	5,266	4,793	5,266	4,793

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

The Company’s abandonment and reclamation obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company has estimated the net present value of these obligations to be $47,543 at August 31, 2014 based on an undiscounted total future liability of $60,629. These payments are expected to be incurred between fiscal 2016 and 2031.

Capitalized Costs related to oil and gas activities: The following table summarizes the costs incurred in our oil and gas interests for acquisition, exploration, and development activities for the three years ended August 31, 2014, 2013 and 2012.

Property, Plant and Equipment	2014	2013	2012
Net book value at September 1	$-	$175,000	$243,000
Depletion	-	(10,212)	(18,045)
Change in decommissioning obligation estimates	-	(4,166)	819
Impairment	-	(168,954)	(50,774)
Total Property, Plant and Equipment	-	-	175,000
Exploration and Evaluation Assets
Net book value at September 1	$6,535,278	8,475,487	8,995,878
Additions, net	113,578	404,818	1,559,763
Change in decommissioning obligation estimates	7,225	(9,268)	6,546
Impairment of Murphy Lease	(1,675,749)	(2,690,568)	-
Foreign Exchange	82,686	354,809	(36,327)
Decommissioning obligations (disposal)	(26,426)	-	41,243
Units cancelled	-	-	(2,091,616)
Total Exploration and Evaluation Assets	5,036,592	6,535,278	8,475,487
Total Capitalized	$5,036,592	$6,535,278	$8,650,487

The Company’s exploration and evaluation assets are located in Texas, USA. As at August 31, 2014 an impairment of $1,675,749 was recorded on the Murphy Lease ($1,315,276 net of foreign currency translation gain of $301,884 and write off of decommissioning obligations of $58,589) (August 31, 2013: $2,690,568). Included in the above additions for the year ended August 31, 2014, the Company capitalized borrowing costs interest of $Nil to exploration and evaluation assets (August 31, 2013: $240,092).

Matthews Lease, Zavala County, Texas

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Eagleford Zavala a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1-H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Eagleford Zavala and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Eagleford Zavala as this arrangement is simply a reorganization in substance.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex will act as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014. Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease (see Note 17 to the Consolidated Financial Statements ).

Through Zavala Inc., the Company holds a 50% working interest in the 2,629 acre Matthews Lease (33.33% working interest before payout and 50% working interest after payout in the Matthews #1H well). The Matthews Lease had a primary term extended to March 31, 2014 (the “Primary Term”) while each lease year ends August 31. Prior to the expiration of the Primary Term, a hydraulic fracturing of the Matthews #1H well was completed and thereafter the lease is maintained through a guaranteed minimum royalty payment of $323.30 per acre and beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per lease year. The royalties payable under the Matthews Lease are 25%.

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015. At August 31, 2014 the Company recorded the payments received from Quadrant of US$165,000 (CDN $177,804) as deferred revenue on the Consolidated Statement of Financial Position until the conveyance of the earned interest at which time this amount will be reclassified and offset against exploration and evaluation assets.

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter (see Note 16 to the Consolidated Financial Statements).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murhpy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

Present Activities, Results of Exploration and Drilling:    During the fiscal year ended August 31, 2014, we drilled no exploratory wells on our lease located in Zavala County, Texas USA. The Company, through Stratex completed the Matthews #1H well and placed the well on production testing. Through Zavala Inc. we hold a 33.33% working interest before payout and 50% working interest after payout in the Matthews #1H well.

The following table sets forth the number of Eagleford’s gross and net exploratory wells drilled in Texas, USA during the years ended August 31, 2014, 2013 and 2012.  A gross well is a well in which the Company owns an interest.  A net well represents the fractional interest the Company owns in gross wells

August 31,	2014		2013		2012
Texas, USA	Gross	Net	Gross	Net	Gross	Net
Oil Wells – Non Producing	-	-	-	-	3.0	2.7

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

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2014 and 2013 and notes thereto included under Item 18. We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010.

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

Overview

Eagleford Energy Corp. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at $Nil. The Company filed Articles of Amendment effective August 25, 2014 consolidating its common shares on the basis of one (1) common share for every ten (10) common shares and changed its name to Eagleford Energy Corp. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

The Company’s Consolidated Financial Statements for the year ended August 31, 2014 and 2013 include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013. All Intercompany balances and transactions have been eliminated on consolidation. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and Dyami Energy was dissolved effective April 3, 2014. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows as an impairment of the net assets and liabilities on dissolution of subsidiary (see Note 16 to the Consolidated Financial Statements).

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings and joint venture arrangements. Due to long lead cycles of the Company’s exploration and development activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or obtain additional farm-in arrangements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas lease include seeking debt or equity financing or seeking additional farm-in arrangements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions to sustain future development of the business. As at August 31, 2014 and August 31, 2013 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended August 31, 2014. The Company is not subject to any externally imposed restrictions on its capital requirements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions and opportunities to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Our consolidated financial statements for the years ended August 31, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) (See Item 18– Financial Statements). We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010.

Going Concern

The consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of exploring and developing its oil and gas properties and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of exploration and development of its oil and gas properties.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $3,489,237 (2013: $4,985,312) and an accumulated deficit of $15,328,146 (2013: $9,212,561). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

During the year, the Company entered into two separate Joint Development Agreements on the Matthews Lease and received cash of $340,811 and the payment of certain obligations under the Matthews Lease. The Company extinguished debt of $1,408,737 (2013: $544,239) through the issuance of share capital.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company were approved by the Board of Directors on December 26, 2014.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the period ended August 31, 2014, as issued and outstanding as of the date the Board of Directors approved the consolidated financial statements.

Principles of Consolidation

Subsidiaries are all entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. a company operating in the province of Alberta, Canada (“1354166 Alberta”), Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013 and Dyami Energy Inc. (“Dyami”) which was dissolved effective April 3, 2014 by filing a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas (see Note 16 to the consolidated financial statements).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Revenue Recognition

Revenues from the production of oil and gas properties from 1354166 Alberta are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party. During the fiscal year ended August 31, 2012, the wells were shut in and the asset was considered impaired and the property was written off but the Company is still receiving its share of gas revenue from the operator. Revenue is measured net of royalties and other duties.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Nevada subsidiary, Zavala Inc. is United States dollars and the Company’s former wholly-owned Texas subsidiary, Dyami Energy was United States dollars.

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

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under the equity section of the consolidated statement of financial position.

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

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash, marketable securities and derivative liabilities as “fair value through profit and loss”.

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

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured note payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) share purchase warrants; and ii) its secured convertible note payable.

In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black-Scholes option pricing model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

The Company’s secured convertible note payable has a conversion feature which may convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day rolling weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”). The terms and features of the conversion meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period. The Company has selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the conversion unit (see Note 11).

Property and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to the statement of operations.

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

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to the statement of operations as exploration and evaluation expense.

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

Joint Oil and Gas Activities

All of the Company's oil and gas activities are conducted jointly with others. The Company's accounts reflect only the Company's share of assets, liabilities, revenue and expenses in the joint operations. For interests in joint operations, the Company’s share of the jointly controlled assets are classified according to the nature of the assets, the Company’s share of any liabilities incurred jointly with the other parties, and the Company’s share of any income and expenses incurred jointly with the partners are recognized in the consolidated financial statements. The adoption of IFRS 11 did not change the definition of a joint arrangement/joint control and proportionate share method previously adopted by the company.

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

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

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

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using the Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

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

Title to Oil and Gas Property Interests

Although the Company has taken steps to verify title to oil and gas properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

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

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against developed or undeveloped properties, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

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

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) IFRIC 21 Levies. The Company intends to adopt IFRIC 21 in its consolidated financial statements for the annual period beginning September 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2013. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 10 Consolidated Financial Statements; (ii) IFRS 11 Joint Arrangements; (iii) IFRS 12 Disclosures of Interests in Other Entities; (iv) IFRS 13 Fair Value Measurement; and (v) Amendments to IFRS 7 Financial Instrument Disclosures.

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

For the year ended August 31, 2014	Canada	United States	Total
Net revenue	$65,024	-	$65,024
Net loss	$(4,683,624)	$(1,431,961)	$(6,115,585)

For the year ended August 31, 2013	Canada	United States	Total
Net revenue	$30,062	-	$30,062
Net loss	$(1,431,363)	$(2,834,683)	$(4,266,046)

For the year ended August 31, 2012	Canada	United States	Total
Net revenue	$39,218	-	$39,218
Net loss	$(2,585,129)	$(224,059)	$(2,809,188)

As at August 31, 2014	Canada	United States	Total
Total Assets	$179,888	$5,117,040	$5,296,928
Total Liabilities	$6,991,287	$1,025,076	$8,016,363

As at August 31, 2013	Canada	United States	Total
Total Assets	$3,914,928	$3,003,268	$6,918,196
Total Liabilities	$6,029,577	$746,475	$6,776,052

Other Information

Additional information relating to us may be obtained or viewed from the System for Electronic Data Analysis and Retrieval at www.sedar.com and our future United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

SHARE CAPITAL AND RESERVES

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

On March 16, 2012, the Company completed a two (2) for one (1) stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2012	9,671,281	$5,906,633
Private Placement of units (Note 8 (b) (a))	224,979	197,214
Debt settlement (Note 8 (b) (b))	2,366,257	946,503
Balance August 31, 2013	12,262,517	7,050,350
Warrants exercised (Note 8 (b) (c))	651,904	306,405
Debt settlement (Note 8 (b) (e))	14,757,120	1,715,426
Balance August 31, 2014	27,671,541	$9,072,181

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2014		August 31, 2013
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	4,020,095	$0.40	4,020,095	$0.04
Warrants exercised (Note 8 (c))	(651,904)	$0.35
Warrants expired (Note 8 (d))	(1,453,191)	$0.35
Warrants issued (Note 8 (e))	7,378,560	$0.10
Balance, end of period	9,293,560	$0.18	4,020,095	$0.40

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

(a)         On September 25, 2012, the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 224,979 units at a price of US$2.00 per unit. Each unit was comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$5.00 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black-Scholes option pricing model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 17,998 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.50 for a period of three years from the date of issuance. The amount allocated to derivative liabilities based on fair value using the Black-Scholes option pricing model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 11).

(b)         On June 1, 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss.

(c)         Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (see Note 9).

(d)         On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(e)         Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (see Note 10 and 11).

The following table summarizes the outstanding warrants as at August 31, 2014 and 2013 respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	$1,970,968

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
200,000	$0.40	February 5, 2014	0.43	$24,000
80,052	$0.40	February 25, 2014	0.49	9,606
1,825,043	$0.40	February 27, 2014	0.49	219,031
600,000	$0.50	January 24, 2015	1.40	507,038
1,115,000	$0.50	February 17, 2015	1.47	595,310
200,000	$0.50	February 17, 2015	1.47	67,541
4,020,095	$0.40		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	August 31, 2014	August 31, 2013
Weighted Average Shares Outstanding Basic and diluted	12,675,329	10,477,429

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

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

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2012 and 2013	105,000	$1.64
Granted	-	-
Balance, August 31, 2014	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2014 and 2013 respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

(1) In October 2012, the Optionee passed away and pursuant to the terms of the option agreement had a period of twelve (12) months after the date of such death before the expiry of the option (see Note 17).

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	3.50	1,00,000	$1.60
$2.50	5,000	$2.50	3.90	5,000	$2.50
	105,000	$1.64	3.52	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2012 and 2013	$506,200
Warrants expired	174,399
Derivative warrants expired	709,299
Balance, August 31, 2014	$1,389,898

OVERALL PERFORMANCE

Revenue, net of royalties for the year ended August 31, 2014 was up $34,962 to $65,024 compared to $30,062 for the year ended August 31, 2013. The increase in net revenue during 2014 was primarily attributed to increases in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2014, was $6,115,585 compared to a net loss of $4,266,046 for the year ended August 31, 2013. The increase in net loss during 2014 was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. The increase in 2014, was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014, which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $$402,264 during fiscal 2013. During fiscal 2014, the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

During the year ended August 31, 2014, the Company issued 14,757,120 units in the capital of the Company as full settlement of related shareholder loans and interest due in the aggregate amount of $1,180,570.

For the twelve months ended August 31, 2014, the Company recorded net additions of $113,578 in exploration and evaluation assets.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) ( the “JDA”) to develop the Matthews Lease. Under the terms of the Joint Development Agreement (“JDA”), Stratex will act as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014. Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

On April 11, 2014 the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.667% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 existing wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) paying US$100,000 to the Company upon execution of the JDA2 (paid); and iii) paying US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015. At August 31, 2014, the Company recorded the payments received from Quadrant of US$165,000 (CDN $177,804) as deferred revenue on the Consolidated Statement of Financial Position until the conveyance of the earned interest at which time such payments will be reclassified and offset against exploration and evaluation assets.

As part of the Company’s oil and gas development program, management of the Company anticipates further development expenditures to define reserves and extract hydrocarbons. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company and cash calls from joint venture participants. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2014	2013	2012
Revenue, net of royalties	$65,024	$30,062	$39,218
Net loss	(6,115,585)	(4,266,046)	$(2,809,188)
Loss per share, basic and diluted	$(0.482)	$(0.407)	$(0.344)
Assets	$5,296,928	$6,918,196	$8,998,016
Long term liabilities	$4,266,790	$1,407,822	$1,881,078

August 31, 2014 - 2013

For the year ended August 31, 2014, revenue, net of royalties was up $34,962 to $65,024 compared to $30,062 for the year ended August 31, 2013. The increase in net revenue during 2014, was primarily attributed to increases in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2014 was $6,115,585 compared to a net loss of $4,266,046 for the year ended August 31, 2013. The increase in net loss during 2014, was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014 which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $$402,264 during fiscal 2013. During fiscal 2014, the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

August 31, 2013 – 2012

For the year ended August 31, 2013, revenue, net of royalties was $30,062 compared to $39,218 for the same period in 2012. The decrease in net revenue was primarily attributed to declines in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2013, was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss during 2013, was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012, stock based compensation expense of $Nil compared to $170,972 in 2012. For the year ended August 31, 2013, assets decreased by $2,079,820 compared to assets of $8,998,016 for the year ended August 31, 2012. The decrease in assets for the year ended August 31, 2013, was primarily as result of an impairment in exploration and evaluation assets of $2,690,568 to $6,535,278 compared to $8,475,487 for the same period in 2012, an impairment of property and equipment of $168,954 in 2013 compared to $50,774 in 2012 and a decrease in cash during 2013 of $133,166 to $196,837 compared to cash of $330,003 in 2012. These decreases were offset by an increase in prepaid expenses and deposits of $158,295 compared to $Nil in 2012 and an increase of $10,261 in accounts receivable to $27,786 compared to $17,525 in 2012. Long term liabilities decreased in fiscal 2013 by $473,256 to $1,407,822 compared to $1,881,078 in 2012. These decreases are primarily a result of a reallocation of derivative warrant liabilities in the amount of $688,803 to current liabilities and a reallocation $178,553 of long term provisions to current liabilities.

RESULTS OF OPERATIONS

Historical	For the Years Ended
Production	August 31
	2014	2013	2012
Natural gas – mcf/d	53	37	54
Historical Prices
Natural Gas - $/mcf	$4.34	$2.15	$2.24
Royalties costs - $/mcf	$0.96	$0.62	$0.57
Production costs - $/mcf	$0.89	$0.62	$.055
Net back - $/mcf	$2.49	$0.89	$1.16
Operations
Revenue, net of royalties	$65,024	$30,062	$39,218
Net loss	$(6,115,585)	$(4,266,046)	$(2,809,188)
Loss per share, basic and diluted	$(0.482)	$(0.407)	$(0.344)

Production Volume

For the year ended August 31, 2014, average natural gas sales volumes increased by 16 mcf/d to 53 mcf/d compared to 37 mcf/d for the same period in 2013. Total production volume for the year ended August 31, 2014, was 19,244 mcf compared to 13,431 mcf for the twelve month period ended August 31, 2013.

For the year ended August 31, 2013, average natural gas sales volumes decreased by 17 mcf/d to 37 mcf/d compared to 54 mcf/d for the same period in 2012. Total production volume for the year ended August 31, 2013, was 13,431 mcf compared to 19,593 mcf for the twelve month period ended August 31, 2012.

Commodity Prices

For the year ended August 31, 2014, average natural gas prices received per mcf increased to $4.34 compared to $2.15 for the year ended August 31, 2013. The increase in average natural gas prices received was attributed to higher commodity prices received for natural gas.

For the year ended August 31, 2013, average natural gas prices received per mcf decreased by 4% to $2.15 compared to $2.24 for the year ended August 31, 2012. The decrease in average natural gas prices received was attributed to lower commodity prices for received natural gas.

Revenue, Net of Royalties	For the Years Ended
	August 31,
	2014	2013	2012
Natural gas sales	$83,471	$38,620	$44,408
Royalties	(18,447)	(8,558)	(5,190)
Revenue, net of royalties	$65,024	$30,062	$39,218

Natural gas sales for the year ended August 31, 2014, was up $44,851 to $83,471 compared to $38,620 for the year ended August 31, 2013.The increase in sales for fiscal 2014 was attributed to higher production volume and increased commodity prices received for natural gas.

Natural gas sales for the year ended August 31, 2013, was down $5,788 to $38,620 compared to $44,408 for the year ended August 31, 2012. The decrease in sales for the twelve month period ended August 31, 2013, was attributed to lower commodity prices received for natural gas and lower production volume.

Royalties for the year ended August 31, 2014, were up $9,889 to $18,447 versus $8,558 for the same twelve month period in 2013 resulting from higher production volume in fiscal 2014.

Royalties for the year ended August 31, 2013, were up $3,368 to $8,558 versus $5,190 for the same twelve month period in 2012. The increase during fiscal 2013 was attributed to receipt of royalty credits in recorded in fiscal 2012.

Revenue, net of royalties for the year ended August 31, 2014, increased by $34,962 to $65,024 compared to $30,062 for the same twelve month period ended August 31, 2013.

Revenue, net of royalties for the year ended August 31, 2013, decreased by 23% to $30,062 compared to $39,218 for the same twelve month period in 2012.

Operating Costs

For year ended August 31, 2014, operating costs were $17,138 compared to operating costs of $9,234 for the year ended August 31, 2013. The increase in operating costs for the year ended August 31, 2014, was primarily a result of higher production volume and activity on the Company’s Botha, Alberta wells.

For year ended August 31, 2013, operating costs were $9,234 down $19,237 compared to operating costs of $28,471 for the year ended August 31, 2012. The decrease in operating costs for the year ended August 31, 2013 was primarily a result of lower production volume and the shut in of the Company’s Botha, Alberta wells in the 4th quarter.

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2014, decreased by $10,834 to $2449 compared to $13,283 for the year ended August 31, 2013. The decrease in depletion and accretion for the year ended August 31, 2014, was primarily attributed to the previous fiscal year end impairment of the carrying costs of the Company’s Botha, Alberta property.

Depletion and accretion for the year ended August 31, 2013, decreased by $7,226 to $13,283 compared to $20,509 for the year ended August 31, 2012. The decrease in depletion and accretion for the twelve months ended August 31, 2013, was primarily attributed to lower production volume and the shut in of the Company’s Botha, Alberta wells in the 4th quarter.

General and Administrative Expenses	For the Years Ended
	August 31,
	2014	2013	2012
Professional fees	$157,106	$251,165	$352,315
Head office costs	44,925	48,850	55,500
Management fees	75,000	75,000	75,000
Transfer and registrar costs	18,218	7,591	29,172
Shareholders information	35,689	33,017	39,708
Office and general costs	3,338	5,179	16,385
Advisory fees	—	65,724	46,192
Directors fees	3,100	3,200	4,100
Salaries and wages	-	-	-
Reserve report fees	-	10,059	5,655
Consulting fees and expenses	65,744	83,792	81,564
Total	$403,120	$583,577	$705,591

General and administrative expenses for the year ended August 31, 2014, were $180,457 lower to $403,120 compared to $583,577 for the year ended August 31, 2013. The decrease in expenses during fiscal 2014 was primarily attributed to a decrease in professional fees of $94,059 to $157,106 compared to 251,165 for the year ended August 31, 2013. The professional fee decreases were primarily related to a reduction in litigation costs related to the Matthews Lease, Texas as a result of the settlement of claims in 2013. During the year ended August 31, 2014, advisory fees decreased by $65,724 to $Nil compared to $65,724 for the same twelve month period in 2013 as a result of the expiry of an investment banking agreement. For the year ended August 31, 2014, consulting fees were reduced by $18,048 to $65,744 compared to $83,792 during fiscal 2013. In addition, during fiscal 2014 the Company recorded an increase in transfer and registrar costs of $10,627 to $18,218 compared to $7,591 for the year ended August 31, 2013. During fiscal 2014, the Company completed a 1-for-10 stock consolidation which resulted in higher transfer and registrar costs. During fiscal 2014, the Company recorded a decrease in reserve report fees of $10,059 to $Nil compared to $10,059 in fiscal 2013 as a result of no recordable reserves and no discernable future net revenue being assigned to the Company’s Botha Alberta Property by an independent reserves evaluator.

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

Interest Expense

For the year ended August 31, 2014, the Company recorded interest costs of $284,038 versus interest costs of $76,783 for the year ended August 31, 2013. The increase in interest costs during the year ended August 31, 2014 was primarily attributed to decreases in borrowing costs capitalized as a result of the impairment loss recorded on exploration and evaluation assets.

For the year ended August 31, 2013, the Company recorded interest costs of $76,783 versus interest costs of $88,789 for the year ended August 31, 2011. The decrease in interest costs during the year ended August 31, 2013 was attributed to decreases in shareholders’ loans.

Loss on Derivative Liabilities

Derivative Warrant Liabilities

For the year ended August 31, 2014, the Company recorded an unrealized loss on derivative warrant liabilities of $57,725 compared to an unrealized loss of $128,041 for the year ended August 31, 2013.

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

Derivative Unit Liabilities

During the year ended August 31, 2014, the Company recorded a loss on derivative unit liabilities of $2,677,751 compared to $Nil for the year ended August 31, 2013.

At August 31, 2014, the Company exchanged a secured note payable with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (the “Conversion Unit”). Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

Loss on Foreign Exchange

For the year ended August 31, 2014, the Company recorded a loss on foreign exchange of $101,427 versus a loss on foreign exchange of $197,640 for year ended August 31, 2013.

For the year ended August 31, 2013, the Company recorded a loss on foreign exchange of $197,640 versus a loss on foreign exchange of $36,283 for year ended August 31, 2012.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Marketing and Public Relations

For the year ended August 31, 2014, the Company recorded a recovery of marketing and public relations expense of $14,250 compared to marketing and public relations costs of $25,763 for the year ended August 31, 2013.

For the year ended August 31, 2013, the Company incurred marketing and public relations costs of $25,763 versus $46,272 for the year ended August 31, 2012.

Loss on Settlement of Debt

For the year ended August 31, 2014, the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $402,264 for the same twelve month period in 2013. During fiscal 2014, the Company issued 14,757,120 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt.

For the year ended August 31, 2013, the Company recorded a loss on settlement of debt in the amount of $402,264 compared to $1,465,465 for the same twelve month period in 2012. During fiscal 2013, the Company issued 2,366,257 units as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt.

Impairment Loss on Exploration and Evaluation Assets

As at and for the year ended August 31, 2014, the Company recorded a net impairment loss of $1,315,276 compared to an impairment loss of $2,690,568 on its Murphy Lease, Zavala County, Texas. In fiscal 2014 the impairment was recognized upon the dissolution of Dyami Energy.

As at and for the year ended August 31, 2013, the Company recorded an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell compared to $Nil in the prior period in 2012.

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murhpy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary.

The following table presents the effect of the dissolution of Dyami Energy on the consolidated financial statements of the Company at April 3, 2014:

April 3, 2014
Exploration and evaluation assets – Murphy Lease	$(1,675,749)
Provisions	58,589
Foreign currency translation reserve	301,884
Net assets and liabilities	$(1,315,276)

Impairment Loss on Property and Equipment

For the year ended August 31, 2014 the Company recorded an impairment loss of $Nil compared to an impairment loss of $168,954 during fiscal 2013. The impairment recorded in 2013 was a result of no recordable reserves and no discernable future net revenue being assigned to the Company’s Botha Alberta Property by an independent reserves evaluator

Impairment Loss on Marketable Securities

For the year ended August 31, 2013, the fair value of the securities was written down to $Nil (August 31, 2012 fair value - $1).

Net Loss

Net loss for the year ended August 31, 2014, was $6,115,585 compared to a net loss of $4,266,046 for the year ended August 31, 2013. The increase in net loss during 2014 was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014 which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $402,264 during fiscal 2013. During fiscal 2014 the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

Net loss for the year ended August 31, 2013, was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 compared to $Nil in 2012 and an impairment of property and equipment of $168,954 compared to $50,774 in 2012. These increases were partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012 and a reduction stock based compensation expense of $Nil compared to $170,972 in 2012.

Foreign Currency Translation

For the year ended August 31, 2014, the Company recorded a loss on translation of foreign subsidiary of $199,965 versus a gain of $314,120 for the year ended August 31, 2013.

For the year ended August 31, 2013, the Company recorded a gain on translation of foreign subsidiary of $314,120 versus a loss of $160 for the year ended August 31, 2012.

These losses are related to translation differences between Dyami Energy’s and Zavala Inc’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Net Loss and Comprehensive Loss

Total loss and comprehensive loss for the year ended August 31, 2014, was $6,315,550 compared to a comprehensive loss of $3,951,926 for the year ended August 31, 2013.

Total loss and comprehensive loss for the year ended August 31, 2013, was $3,951,926 compared to a comprehensive loss of $2,809,348 for the year ended August 31, 2012.

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the year ended August 31, 2014, was $0.482 compared to a basic and diluted net loss per share of $0.407 for the same period in 2013.

Basic and diluted net loss per share for the year ended August 31, 2013, was $0.407 compared to a basic and diluted net loss per share of $0.344 for the same period in 2012.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2014	2014	2014	2013
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$19,551	$22,116	$9,754	$13,603
Net income (loss) for the period	$(4,332,092)	$(1,269,732)	$(401,602)	$(112,159)
Loss per share, basic and diluted	$(0.327)	$(0.098)	$(0.030)	$(0.010)

Fiscal 2014

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. During the quarter ended August 31, 2014, the company recorded a loss on derivative liabilities of $2,676,655 and loss on settlement of debt in the amount of $1,335,935 upon the settlement of shareholders loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. During the quarter ended May 31, 2014, the Company recorded a net impairment loss on exploration and evaluation assets in the amount of $1,315,276. During the three months ended February 2014, the Company recorded a loss on foreign exchange of $146,645. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

	2013	2013	2013	2012
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$171	$10,206	$9,787	$9,898
Net loss for the period	$(3,557,922)	$(116,520)	$(374,673)	$(216,931)
Loss per share, basic and diluted	$(0.340)	$(0.010)	$(0.04)	$(0.02)

Fiscal 2013

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. In addition during fiscal 2013 the remaining wells in the Company’s Botha, Alberta property were shut in. During the quarter ended August 31, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $2,690,568, an impairment of property and equipment of $168,954 and a loss on settlement of debt in the amount of $402,264. During the three months ended February 2013 the Company recorded a loss on foreign exchange of $111,369. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

FOURTH QUARTER RESULTS

Historical	For the Three Months Ended
Production	August 31
	2013	2013
Natural gas – mcf/d	62	-
Historical Prices
Natural Gas - $/mcf	$4.30	$-
Royalties costs - $/mcf	$0.82	$-
Production costs - $/mcf	$1.22	$-
Net back - $/mcf	$2.26	$-
Operations
Revenue, net of royalties	$19,551	$171
Net loss	$(4,332,092)	$(3,557,922)
Loss per share, basic and diluted	$(0.327)	$(0.34)

Production Volume

For the three months ended August 31, 2014 average natural gas sales volumes was 62 mcf/d compared to Nil mcf/d for the same period in 2013. Total production volume for the three months ended August 31, 2014 was 5,622 mcf compared to Nil mcf for the same twelve month period in 2013. During the three months ended August 31, 2013, the Company’s wells in the Botha Property, Alberta were shut in.

Commodity Prices

For the three months ended August 31, 2014 average natural gas prices received per mcf was $4.30 compared to $Nil for the three months ended August 31, 2013. During the three months ended August 31, 2013, the Company’s wells in the Botha Property, Alberta were shut in.

Revenue, Net of Royalties	For the Three Months Ended
	August 31,
	2014	2013
Natural gas sales	$24,174	$1,395
Royalties	(4,623)	(1,224)
Revenue, net of royalties	$19,551	$171

Natural gas sales for the three months ended August 31, 2014, was up $18,156 to $19,551 compared to $1,395 for the three months ended August 31, 2013. The increase in sales for the three month period ended August 31, 2014 was attributed to the Company’s Botha, Alberta wells producing versus being shut in for the same three month period in 2013.

Royalties for the three months ended August 31, 2014, were $4,623 versus $1,224 for the comparable three month period in 2013. The increase in royalties for the three months ended August 31, 2014 was primarily attributed to higher production volume.

As a result of the above, revenue, net of royalties for the three months ended August 31, 2014, increased to $19,551 compared to $171 for the same three month period in 2013.

Operating Costs

For three months ended August 31, 2014, the Company incurred operating costs of $6,843 versus operating costs of in the amount of $1,473 for the same three month period ended August 31, 2013. Increased operating costs for the three months ended August 31, 2014 was primarily a result of higher production volume from the Company’s Botha, Alberta wells.

Depletion and Accretion

Depletion and accretion for the three months ended August 31, 2014, decreased by $657 to $333 compared to $990 for the three months ended August 31, 2014. The decrease in depletion and accretion for the three months ended August 31, 2014 was primarily attributed to a reduction in the carrying value of the Company’s Botha, Alberta property to $Nil.

General and Administrative Expenses	For the Three Months Ended
	August 31
	2014	2013
Professional fees	$94,588	$80,208
Head office costs	11,250	11,250
Management fees	18,750	18,750
Transfer and registrar costs	12,402	2,629
Shareholders information	2,857	933
Office and general costs	2,147	523
Directors fees	600	700
Consulting fees and expenses	16,146	43,211
Reserve report fees	-	5,500
Total	$158,740	$163,704

General and administrative expenses for the three months ended August 31, 2014, were down by $4,964 to $158,740 compared to $163,704 for the year ended August 31, 2013. The decrease in general and administrative expenses during 2014 was primarily attributed to a decrease in consulting fees and expenses of $27,065 to $16,146 compared to $43,211 and a decrease of $5,500 in reserve report fees to $Nil compared to $5,500 during 2013. The decreases during the 2014 quarter were partially offset by higher professional fees in of $14,380 to $94,588 compared to $80,208 and higher transfer agent fees of $9,773 to $12,402 compared to $2,629 for the same three month period in 2013.

Interest Expense

For the three months ended August 31, 2014 the Company incurred interest of $171,323 versus interest costs of $15,412 for the three months ended August 31, 2013. The increase in interest for the quarter in 2014 was attributed a decrease in borrowing costs capitalized as a result of the dissolution of Dyami Energy.

Loss on Derivative Liabilities

Derivative Warrant Liabilities

For the three months ended August 31, 2014, the Company recorded an unrealized gain on derivative warrant liabilities of $1,098 compared to an unrealized loss of $38,375 for the three months ended August 31, 2013.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Derivative Unit Liabilities

During the three months ended August 31, 2014 the Company recorded a loss on derivative unit liabilities of $2,677,753 compared to $Nil for the three months ended August 31, 2013.

At August 31, 2014, the Company exchanged a secured note payable with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (the “Conversion Unit”)..Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

Loss on Foreign Exchange

For the three months ended August 31, 2014, the Company recorded a loss on foreign exchange of $1,813 versus a loss on foreign exchange of $197,643 for the same three month period in 2013.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Marketing and Public Relations

For the three months ended August 31, 2014, the Company incurred marketing and public relations costs of $Nil compared to $13,085 in the comparable three month period in 2013.

Loss on Settlement of Debt

For the three months ended August 31, 2014, the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $402,264 for the same three month period in 2013.

During the quarter in fiscal 2014, the Company issued 14,757,120 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt.

During the quarter in fiscal 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt.

Impairment Loss on Exploration and Evaluation Assets

For the three month ended August 31, 2014, the Company record an impairment of $Nil on its exploration and evaluation assets compared to $2,690,568 during the three month period ended August 31, 2013.

During the three month period ended August 31, 2013 the Company record an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell compared to $Nil in the prior period in 2012.

Impairment Loss on Property and Equipment

For the three months ended August 31, 2014, the Company recorded an impairment loss on property and equipment of $Nil compared to $168,954 for the three months ended August 31, 2013 as result of no recordable reserves and no discernable future net revenue being assigned to the Company’s Botha Alberta Property by an independent reserves evaluator.

Write down of Marketable Securities

At August 31, 2014, the Company had no marketable securities. For the three months ended August 31, 2013, the fair value of the securities were written down to $Nil.

Impairment loss on dissolution of subsidiary

For the three months ended August 31, 2014, the Company recorded an impairment gain on dissolution of subsidiary in the amount of $8,892.

Net Loss

Net loss for the three months ended August 31, 2014, increased by $774,170 to $4,332,092 compared to a net loss of $3,557,922 for the three ended August 31, 2013. The increase in net loss during 2014, was primarily related to a loss on derivative liabilities of $2,676,665 compared to a loss of $38,375 for the three months ended August 31, 2013, a loss on settlement of debt of $1,335,935 compared to a loss on settlement of debt of $402,264 during the three months ended August 31, 2013. The increases in loss during 2014, were partially offset by a decrease in the impairment of exploration and evaluation assets in the amount of $2,690,568 to $Nil versus $2,690,568 in the 2013 three month period, and a decrease in impairment of property and equipment of $168,954 to $Nil compared to $168,954 for the three month period ended August 31, 2013. In addition, during the three month ended August 31, 2014, the Company recorded a decrease in foreign exchange of $61,449 to $1,813 compared to $63,262 for the comparable three month period in 2013.

Foreign Currency Translation

For the three months ended August 31, 2014, the Company recorded a loss on translation of foreign subsidiaries of $96,275 versus a gain of $98,027 for the same period in 2013.

These losses are related to translation differences between Dyami Energy’s and Eagleford Zavala’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Loss and Comprehensive Loss

Comprehensive loss for the three months ended August 31, 2014 was $4,428,367 compared to a comprehensive loss of $3,459,895 for the three months August 31, 2013.

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the three months ended August 31, 2014 was $0.327 compared to basic and diluted net loss per share of $$0.340 for the same period in 2013.

CAPITAL EXPENDITURES

For the year ended August 31, 2014, the Company recorded net additions to exploration and evaluation assets of $113,578 on its Leases located in Zavala County, Texas (August 31, 2013: $404,818).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the year ended August 31, 2014, the Company issued 14,757,120 common shares as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2014 was $103,215 compared to cash of $196,837 at August 31, 2013. During the year ended August 31, 2014, the Company entered into Joint Development Agreements on the Matthews Lease and received cash of $340,811 and the payment of certain obligations under the Matthews Lease.

For the year ended August 31, 2014, the primary use of funds was related to exploration and evaluation asset expenditures incurred on the Company’s Matthews lease located in Zavala County, Texas and administrative expenses. The Company’s working capital deficiency at August 31, 2014 was $3,489,237 compared to a working capital deficiency of $4,985,312 at August 31, 2013.

Our current assets of $260,336 as at August 31, 2014, ($382,918 as of August 31, 2013) include the following items: cash $103,215 ($196,837 as of August 31, 2013); trade and other receivables $112,285 ($27,786 as of August 31, 2013); and prepaid expenses and deposits of $44,836 ($158,295 as of August 31, 2013).

Our current liabilities of $3,749,573 as of August 31, 2013 ($5,368,230 as of August 31, 2013) include the following items: trade and other payables $1,483,775 ($1,379,581 as of August 31, 2013); shareholders’ loans $981,834 ($2,108,205 as of August 31, 2013); secured note payable of $Nil ($1,013,088 as of August 31, 2013); derivative liabilities of $1,094,392 ($688,803 as of August 31, 2013); deferred revenue of $177,804 ($Nil as of August 31, 2013); and provisions of $11,768 ($178,553 as of August 31, 2013).

At August 31, 2014, the Company had outstanding the following common share purchase warrants: 7,378,560 warrants exercisable at $0.10 per share; 1,915,000 warrants exercisable at $0.50 per share; 641,240 warrants exercisable at US$5.00 per share; and 102,598 warrants exercisable at US$2.50. If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to develop its oil and gas operations or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

A part of our oil and gas development program, we anticipate further expenditures may be required to define reserves and extract hydrocarbons. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us and cash calls from joint venture participants. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table illustrates the contractual maturities of financial liabilities:

	Payments Due by Period
August 31, 2014	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-

SECURED NOTE PAYABLE AND SHAREHOLDERS’ LOANS

Secured Note Payable

At August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has an interest rate of 10%. The Note is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In the event that the Company closes any subsequent financing or series of financings that results in gross proceeds to the Company of an aggregate amount equal to or greater than US$2,000,000, excluding conversion of any existing debt into equity of the Company, the Company shall allocate US$0.50 of every US$1.00 exceeding the US$2,000,000 raised from such financing to repay the Note. The Note is secured by all of the assets of the Company and Zavala Inc. The Company may, in its sole discretion, prepay any portion of the principal amount upon seven days’ notice. Benchmark has the option at any time while the Note is outstanding to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day VWAP of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”).

Accounting Considerations

The Company has accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”., an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument has a conversion option, the terms are considered substantially different and therefore gives rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

Based on the previous conclusions, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation CDN$
Secured promissory note (old debt instrument)	$1,322,347
Derivative liability (Conversion Unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note will be accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate (see Note 11).

Shareholder Loans

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The original terms of the debt did not include settlement by the issuance of equity instruments.

Accounting Considerations

The Company has accounted for this transaction as an extinguishment of debt instruments for equity instruments under the guidance of IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments”. IFRIC 19 addresses the accounting of when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It states that if a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39.41. Accordingly, the debtor should derecognise the financial liability fully or partly. IFRIC 19 further states that the debtor recognises in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the fair value of the equity instruments issued. As result, the Company recorded a loss on extinguishment in the amount of $1,335,935 in profit and loss which is the difference of the fair value of the equity instruments ($2,516,505) and the carrying value of the debt instruments ($1,180,570).

The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the conversion unit ($2,516,505) was allocated to the common stock component ($1,715,426) and warrant component ($801,079) based on their relative fair values. Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 30, 2014:

August 30, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

PROVISIONS

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	119,742	178,553	298,295
Accretion expense	961	-	961
Change in estimate	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
De-consolidation of Dyami Energy	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	$47,543	$-	$47,543

a)           Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $47,543 ($11,768 current and $35,775 long term) at August 31, 2014 (August 31, 2013: $119,742) based on an undiscounted total future liability of $60,629 (August 31, 2013: $166,578). These payments are expected to be incurred between 2016 and 2031. The discount factor, being the risk free rate related to the liability is 2.57% (August 31, 2013: 3.09%). The above amount has been classified as long term.

b)           Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. The full amount of the provision had been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables (see Note 16 to the Consolidated Financial Statements).

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel (see Note 16 to the Consolidated Financial Statements).

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favour of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision was transferred to trade and other payables (see Note 16 to the Consolidated Financial Statements).

DERIVATIVE LIABILITIES

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2012	784,273	1,640,406	4.70
Warrants issued	112,490	163,541	5.00
Broker warrants issued	17,998	44,895	2.50
Change in fair value estimates	-	128,041	-
As at August 31, 2013	914,761	1,976,883	4.06
Warrants expired	(170,923)	(709,299)	5.00
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	4.06

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

On September 25, 2012 the Company issued 112,490 common share purchase warrants exercisable at US$5.00 and 17,998 common share purchase broker warrants exercisable at US$2.50 expiring September 25, 2015. The fair value measured using the Black-Scholes option pricing model was $163,541 and $45,895, respectively.

On August 31, 2014 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding at August 31, 2014 and 2013 respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307
(1)	Current

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
170,923	5.00	August 31, 2014(1)	1.00	688,803
187,500	5.00	April 13, 2015	1.62	355,208
30,000	2.50	April 13, 2015	1.62	96,629
91,250	5.00	July 20, 2015	1.88	129,683
14,600	2.50	July 20, 2015	1.88	34,906
250,000	5.00	August 7, 2015	1.93	355,685
40,000	2.50	August 7, 2015	1.93	91,542
112,490	5.00	September 25, 2015	2.07	176,087
17,998	2.50	September 25, 2015	2.07	48,340
914,761			1.70	1,976,883

(1) Current

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

The fair value of the warrants issued during the year ended August 31, 2013, were estimated using the Black-Scholes option pricing model with the following assumptions:

Black-Scholes Assumptions used	2013
Risk-free interest rate	1.5%
Expected volatility	217%
Expected life (years)	3.00 Years
Dividend yield	-

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative liabilities reflected in US Dollars and linked common shares as at August 31, 2014:

	August 31, 2014
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values $CDN
Conversion unit (1 common share and 1 common share purchase warrant)	15,202,188	$(4,000,100)

The Company’s face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note issued on August 31, 2014 gave rise to a derivative financial instrument. As more fully discussed in Note 10 the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note on August 31, 2014 (the “Note”). The Note embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. Additionally these features met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and features consist of the conversion unit which is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit.

Current accounting principles that are provided in IAS 32 and IAS 39 require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company has selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

The Company has selected the Binomial Lattice model to fair value the warrant component of the conversion unit because it believes this technique is reflective of all significant assumption types market participants would likely consider in transactions involving warrants.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the common share component contained in the conversion unit:

August 31, 2014
Underlying price on valuation date*	$0.3090
Contractual conversion rate	$0.08
Contractual term to maturity	1.00 Years
Implied expected term to maturity	0.613 Years
Market volatility:
Range of volatilities	78.41% - 269.09%
Equivalent volatility	181.25%
Contractual interest rate	10.0%
Equivalent market risk adjusted interest rate	10.00%
Equivalent credit risk adjusted yield	3.45%

*The underlying price of the common share component of the conversion unit is the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 31, 2014:

August 31, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.63%

G.	SAFE HARBOR

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

Name	Age	Position with the Company	Date First Elected as Director
James Cassina	58	President, Chief Executive Officer, Chief Financial Officer and Director	February 9, 2010
Milton Klyman	89	Director	November 15, 1996
Colin McNeil	68	Director	June 18, 2010

All of our directors’ serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Subject to the terms of their employment agreements, if any, executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors.  James Cassina, our sole executive officer, devotes approximately 85% of his work time to his duties as an officer and director.

There are no family relationships between any of our directors or executive officers.  There are no arrangements or understandings between any two or more directors or executive officers.

Mr. Cassina has been an officer since June 18, 2010 a director of ours since February 9, 2010. Mr. Cassina is the President of Eagleford Energy, Zavala Inc. our Nevada subsidiary. As Chairman of Assure Energy, Inc. (“Assure”) (OTCBB: ASUR), an oil and gas exploration and production company, Mr. Cassina led Assure’s merger in September 2005 with Geocan Energy Inc. (TSX: GCA) (“Geocan”), an oil and gas company which then grew to daily production of over 3,700 barrels of oil or gas equivalents. Mr. Cassina thereafter served as a Director of Geocan and later Chairperson of its Board appointed Special Advisory Committee formed to seek strategic alternatives to enhance shareholder value. Subsequently Geocan merged with Arsenal Energy Inc. in October 2008. .

Mr. Milton Klyman has been a director of ours since November 15, 1996.  Mr. Klyman was also our Treasurer from December 31, 2003 to December 28, 2007. From February 27, 2009 to present, Mr. Klyman has been a director of 1354166 Alberta Ltd., our Alberta subsidiary. Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Canadian Institute of Chartered Accountants.  Mr. Klyman serves as a director on the board of Western Troy Capital Resources Inc.

Mr. Colin McNeil has been a director of ours since June 18, 2010. Mr. McNeil is a self-employed oil and gas consultant and has been a geophysicist since 1972. Mr. McNeil has managed exploration programs and structured technical assessments for companies in the Middle East, Africa, Asia, Central and South America, the Arctic, and Canada. Mr. McNeil is a member of the Association of Professional, Engineers, Geologists and Geophysicists of Alberta, Society of Exploration Geophysicists, Canadian Society of Exploration Geophysicists, American Association of Petroleum Geologists and the Canadian Society of Petroleum Geologists.

B.	COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended August 31, 2014.

Summary Compensation Table (CDN$)
Name and Principal Position	Year	Salary(1)	Option Based Awards(2)	All Other Compensation(3)	Total Compensation
		($)	($)	($)	($)
James Cassina, Chief Executive Officer, President and Director (4)	2014	$75,000	-	$1,000	$76,000
Milton Klyman, Director	2014	-	-	$1,000	$1,000
Colin McNeil, Director	2014	-	-	$1,000	$1,000

(1)	Management fees.
(2)	These amounts represent the value of stock options granted. The fair value of the option grated is estimated on the date of grant using the Black Scholes option pricing model taking into account the following assumptions: (i) risk free interest rate (%); (ii) expected life (years); (iii) expected volatility (%). This is consistent with the accounting values used in the Company’s consolidated financial statements. The dollar amount in the column represents the total value ascribed to the stock options.
(3)	Accrued on account of directors fees at a rate of $100 per meeting.

Outstanding Option-Based Awards

The following table sets forth the outstanding option-based awards for the Company held by executive officers and directors at August 31, 2014.

	Option-based Awards (CDN$)
Name	Number of Securities underlying unexercised options (#) (1)	Option exercise price	Option expiration date	Value of in-the- money options (2) (3)
James Cassina, Chief Executive Officer, President and Director	20,000	$1.60	February 28, 2017	$-
Milton Klyman, Director	20,000	$1.60	February 28, 2017	$-
Colin McNeil, Director	20,000	$1.60	February 28, 2017	$-

(1)	On March 1, 2012, the Company granted options to purchase 60,000 common shares to directors. These options are exercisable at $1.60per share, vest immediately and expire on February 28, 2017.
(2)	Calculated using the closing price of the Company’s common shares of the OTCQB on August 29, 2014 of US$0.21 and subtracting the exercise price of in-the-money stock options.
(3)	Converted to Canadian dollars using the Bank of Canada noon exchange rate on August 29, 2014.

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

For the financial year ended August 31, 2014, the Company's NEO compensation program consisted of the following elements:

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

Incentive Plan Awards

At August 31, 2014 the Company has outstanding 60,000 stock options exercisable at $$1.60until February 28, 2017 to Named Executive Officers and directors.

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

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors or meeting of the shareholders attended. During the fiscal year ended August 31, 2014 no amount was paid by the Company with respect to such fees.

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

The term of Mr. Klyman as a director began on August 10, 2000. Mr. Cassina was appointed as a director on February 9, 2010, and Mr. McNeil who was appointed on June 18, 2010. Our directors’ serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our sole executive officer was appointed by our Board of Directors to serve until the earlier of his resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2014 for their services in their capacity as directors or any compensation paid to committee members.

As of the date of this Annual Report our board of directors consists of three directors, two of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from shareholding".  The independent directors are Milton Klyman and Colin McNeil.  It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

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

Board and Committee Meetings

The board of directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2014.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Petroleum and Natural Gas Committee Meetings	Disclosure Committee Meetings
Milton Klyman	4	4	1	1	Nil
James Cassina	4	4	1	1	Nil
Colin McNeil	4	4	1	1	Nil
Alan D. Gaines(1)	1	Nil	Nil	Nil	Nil

(1)	Alan Gaines resigned as a director of the Company on February 26, 2014.

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

As of August 31, 2014 and the date of the filing of this Annual Report we did not have any employees other than our sole executive officer.

E.	SHARE OWNERSHIP

Our common shares are owned by Canadian residents, United States residents and residents of other countries.  The only class of our securities, which is outstanding as of the date of the filing of this Annual Report, is common stock.  All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of November 28, 2014, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group.  Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Note	Percentage
Milton Klyman	Director	280,000	(2)	1.00%
Colin McNeil	Director	270,000	(3)	0.97%
James Cassina	Officer/Director and Principal Shareholder	4,592,220	(4)	15.97%
Core Energy Enterprise Inc. (5)	Principal Shareholder	407,321	(6)	1.47%
All officers and directors as a group (4 persons)		5,142,220	(2) (3) (4) (5)(6)	17.55%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 27,671,541 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 10,000 outstanding shares and 270,000 shares underlying 270,000 presently exercisable stock options.

(3)	Includes 270,000 shares underlying 270,000 presently exercisable stock options.

(4)	Includes 407,321 outstanding shares owned by Core Energy Enterprises Inc. Also includes 3,100,549 outstanding shares and 814,350 shares underlying 814,350 presently exercisable warrants and 270,000 shares underlying 270,000 presently exercisable stock options owned directly by James Cassina.

(5)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(6)	Includes 407,321 outstanding shares.

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

There are 27,671,541 issued and outstanding shares of our common stock as of November 28, 2014.  As of November 28, 2014, to the best of our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.  The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
James Cassina	4,592,220	(1)	15.97%
Core Energy Enterprise Inc. (2)	407,321	(3)	1.47%
CDS & Co	1,810,538		6.54%
CEDE & Co	2,150,110		7.77%
Eternal Viceroy Limited	2,544,844	(4)	8.92%
Fieldston Traders Limited	2,731,096	(5)	9.51%
Galaxy Dragon Limited	2,295,926	(6)	8.07%
Lion City Capital Inc.	2,742,021	(7)	9.59%
Madera Inc.	2,730,187	(8)	9.57%
Terama Company Limited	2,215,087	(9)	7.80%
Tonbridge Financial Corp.	2,677,331	(10)	9.39%

(1)	Includes 407,321 outstanding shares owned by Core Energy Enterprises Inc. Also includes 3,100,549 outstanding shares and 814,350 shares underlying 814,350 presently exercisable warrants and 270,000 shares underlying 270,000 presently exercisable stock options owned directly by James Cassina.

(2)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(3)	Includes 407,321 outstanding shares.

(4)	Includes 1,696,563 outstanding shares and 848,281 shares underlying 848,281 presently exercisable warrants.

(5)	Includes 1,687,397 outstanding shares and 1,043,699 shares underlying 1,043,699 presently exercisable warrants.

(6)	Includes 1,532,519 outstanding shares and 763,407 shares underlying 763,407 presently exercisable warrants.

(7)	Includes 1,828,014 outstanding shares and 914,007 shares underlying 914,007 presently exercisable warrants.

(8)	Includes 1,860,803 outstanding shares and 869,384 shares underlying 869,384 presently exercisable warrants.

(9)	Includes 1,490,018 outstanding shares and 725,069 shares underlying 725,069 presently exercisable warrants.

(10)	Includes 1,843,309 outstanding shares and 834,022 shares underlying 834,022 presently exercisable warrants.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of November 28, 2014.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1079	8,537,441	93.66%	30.85%
USA	44	3,783,016	3.82%	13.67%
All Other	29	15,351,084	2.52%	55.48%
Total	1,152	27,671,541	100.00%	100.00%

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

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2014	August 31, 2013	August 31, 2012
Short term employee benefits (1)	$75,000	$75,000	$75,000
Directors stock based compensation (2)	-	-	95,910
	$75,000	$75,000	$170,910

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2014	August 31, 2013
Short term employee benefits (1)	$281,250	$206,250
Expenses paid on behalf of the Company	-	1,747
	$281,250	$207,997

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	On March 1, 2012, the Company granted 60,000 share purchase options to directors with an exercise price of $1.60 per share expiring on February 28, 2017.

At August 31, 2014, the amount of directors’ fees included in trade and other payables was $19,200 (August 31, 2013: $16,100).

At August 31, 2014, the Company had a promissory note payable to the President of $Nil (August 31, 2013: $28,845 and US$300,000). For the year ended August 31, 2014, the Company recorded interest of $24,162 (August 31, 2013: $35,324). At August 31, 2014, included in trade and other payables is interest of $91,727 (August 31, 2013: $65,826). The notes were due on demand and bear interest at 10% per annum. Interest was payable annually on the anniversary date of the notes. Effective February 27, 2014, 651,904 common share purchase warrants were exercised by the President at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167 (see Note 8 (b) (c)). On August 30, 2014, the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable of US$120,000 (see Note 8 (b) (e) and Note 10 to the Consolidated Financial Statements). At August 31, 2014, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of US$249,250. The President is a major shareholder, officer and a director of Core.

At August 31, 2014, the Company had a secured convertible promissory note of $1,322,347 (US$1,216,175), 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”) (2013: US$960,000). Benchmark is a shareholder of the Company. For the year ended August 31, 2014, the Company recorded interest of $104,237 (August 31, 2013: $101,309). At August 31, 2014 included in trade and other payables is interest of $Nil (August 31, 2013: $169,033) (see Note 10 and Note 11 to the Consolidated Financial Statements).

At August 31, 2014, the Company had shareholders’ loans payable of US$655,000. (August 31, 2013: US$1,433,500 and $250,000). For the year ended August 31, 2014, the Company recorded interest of $180,349 (August 31, 2013: $183,490). At August 31, 2014, included in trade and other payables, is interest of $269 August 31, 2013: $47,037). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of promissory notes payable of US$529,250, $250,000 and interest payable of $225,614 (see Note 8 (b) (e)). During the year ended August 31, 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906 (see Note 8 (b) (b) and Note 10 to the Consolidated Financial Statements).

Inter-Company Balances

As at August 31, 2014, the inter-company balance due from our wholly owned subsidiary 1354166 Alberta was $39,000. As at August 31, 2014, the inter-company balance due from our wholly owned subsidiary Zavala Inc. was $4,774,597. As of November 28, 2014, the inter-company balance due from 1354166 Alberta was $14,000 and the inter-company balance due from Zavala Inc. was $4,784,939.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's Audited Consolidated Financial Statements for the fiscal years ended August 31, 2014 and 2013 and the notes thereto required as part of this Annual Report are filed under Item 18 of this Annual Report.

Litigation

Except as discussed below there are no pending legal proceedings to which we or our subsidiaries are a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us except for the following:

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 (the “Purported Debt”) for Zavala Inc’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputes the claim citing $300,000 paid by the Company to be credited against the minimum royalties which Stratex has failed to do. Zavala Inc. paid the $152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV)

On or about October 27, 2014, the Company filed a statement of claim in the Ontario Superior Court of Justice against Alan Gaines, a former director of the Company for breach of fiduciary duty to the Company relating to Gaines role in the Company contracting with Stratex (Court File No.: 65-14-514935). The Company is seeking a declaration that Gaines breached his duty to the Company, an accounting and disgorgement of profits made by Gaines in breach of his duties or in the alternative, damages and/or restitution for breach of fiduciary duty, deceit, and unjust enrichment in an amount to be determined before trial and $1.0 million in punitive damages.

Other Litigation

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. The full amount of the provision had been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables (see Note 16 to the Consolidated Financial Statements).

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel (see Note 16 to the Consolidated Financial Statements).

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

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 27,671,541 were issued and outstanding as of November 28, 2014. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constating documents.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, with such rights, preferences and privileges as may be determined from time to time by our board of directors.  There were no preferred shares outstanding at November 28, 2014.

Our common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.	OFFER AND LISTING DETAILS

Our common stock became eligible for trading on October 22, 2009 on the Over the Counter Bulletin Board ("OTCBB") under the symbol (“EGNKF”). Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol (“EFRDF”). Prior to our common stock being listed on the OTCBB, our common stock had not publicly traded since 1990. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012 and on August 31, 2014 we completed a 1-for-10 stock consolidation and following commenced trading under the symbol (“EGFDF”).

The following table set forth the reported high and low bid prices for shares of our common stock on the OTCQB in US dollars for the periods indicated.

	Period (1)	High (3)	Low(3)

Fiscal Year August 31, 2014	Year Ended August 31, 2014	$1.00	$0.20
Fiscal Year August 31, 2013	Year Ended August 31, 2013	$4.00	$0.10
Fiscal Year August 31, 2012	Year Ended August 31, 2012	$5.10	$1.00
Fiscal Year August 31, 2011	Year Ended August 31, 2011	$10.20	$3.50
Fiscal Year August 31, 2010	Year Ended August 31, 2010	$6.50	$0.30

Fiscal Year 2015 by Quarter	First Quarter ended 11/30/2014	$0.15	$0.10

Fiscal Year 2014 by Quarter	First Quarter ended 11/30/2013	$0.70	$0.20
	Second Quarter Ended 02/29/2014	$0.90	$0.20
	Third Quarter Ended 05/31/2014	$0.80	$0.30
	Fourth Quarter Ended 08/31/2014	$4.50	$0.30

Fiscal Year 2013 by Quarter	First Quarter ended 11/30/2012	$4.00	$1.30
	Second Quarter Ended 02/29/2013	$2.00	$0.07
	Third Quarter Ended 05/31/2013	$1.50	$0.10
	Fourth Quarter Ended 08/31/2013	$0.60	$0.20

Calendar Year 2014 by Month	June	$0.60	$0.40
	July	$0.50	$0.30
	August	$0.50	$0.20
	September	$1.20	$0.30
	October	$0.70	$0.30
	November	$0.40	$0.20

Notes

(1)	Our stock commenced trading on the OTCBB on October 22, 2009.

(2)	The closing price on the OTCQB for our common stock on November 28, 2014 was $0.11.

(3)	Adjusted for the 2-for-1 forward stock split on March 16, 2012 and the 1-for-10 stock consolidation on August 25, 2014.

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

Articles of Amendment dated effective August 25, 2014

By Articles of Amendment dated effective August 25, 2014 our articles were amended to

a)	To change every ten (10) issued and outstanding common share in the capital of the Corporation into one (1) common share of the Corporation (the "Stock Consolidation") effective as of the close of business on August 25, 2014; and

b)	To provide that no fractional shares shall be issued as a result of the Stock Consolidation and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

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

During the two year period preceding the filing date of this Annual Report, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

During the year ended August 31, 2013, we entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation (“OGR Energy”) and Texas Onshore Energy, Inc. (“Texas Onshore”) together holding a 15% working interest in the Matthews Property with back in rights to earn an additional 15% working interest after production achieved $15.0 million of revenue. A new lease was signed with the Company’s subsidiary, Zavala Inc. (the “Lessee”) effective September 1, 2013 (the “New Matthews Lease”). Upon the Company satisfying certain pre-royalty payments to the Lessors and fracturing of the Matthews 1-H well, OGR Corporation and Texas Offshore assigned their working interests to Zavala Inc.

The New Matthews Lease had a primary term extendable to March 31, 2014 (the “Primary Term”) while each lease year ends August 31. Prior to the expiration of the Primary Term, a hydraulic fracturing of the Matthews #1H well was completed and thereafter the lease is maintained through a guaranteed minimum royalty payment of $323.30 per acre held for the first 5 lease years and beginning in the second lease year and continuing thereafter for each succeeding lease year drill or have drilled at least 2 wells per lease year. The royalties payable under the Matthews Lease are 25%.

On September 10, 2013 we terminated the agreements with PrinceRidge. As of the date of filing this report the Company has not paid any success fees to PrinceRidge.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex will act as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014. Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015. At August 31, 2014 the Company recorded the payments received from Quadrant of US$165,000 (CDN $177,804) as deferred revenue on the Consolidated Statement of Financial Position until the conveyance of the earned interest at which time this amount will be reclassified and offset against exploration and evaluation assets.

On August 31, 2014 we entered into a had a 10% per annum secured convertible promissory note payable in the amount of US$1,216,175, a General Security Agreement and Release. The secured convertible promissory note is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default (the “Note”). In the event that the Company closes any subsequent financing or series of financings that results in gross proceeds to the Company of an aggregate amount equal to or greater than US$2,000,000, excluding conversion of any existing debt into equity of the Company, the Company shall allocate US$0.50 of every US$1.00 exceeding the US$2,000,000 raised from such financing to repay the Note. The Note is secured by all of the assets of the Company and Zavala Inc. The Lender has the right but not the obligation, at any time to convert all or any portion of the unpaid principal and interest into Units of the Company. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the Unit. The price of the Units be the lessor of a price equal to the 30-day volume weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight US$0.08 per share.

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

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of our common shares which are traded on the OTCQB, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the "Treaty") entitled to the full benefit of the Treaty and is not a resident, or deemed to be a resident, of Canada, deals at arm's length and is not affiliated with the Company, did not acquire our common shares by virtue of employment, is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the Income Tax Act (Canada) (the "ITA"), holds our common shares as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her common shares in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a "non-resident holder").

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

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

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

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2014	August 31, 2013
Cash	$103,215	$196,837
Trade and other receivables	157,121	27,786
Prepaid expenses and deposits		158,295
Balance	$260,336	$382,918

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

	Payments Due by Period
August 31, 2014	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-

	Payments Due by Period
August 31, 2013	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

(1)	Translated at current exchange rate.

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

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other such factors.

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to management,
•	reviewing available petrophyisical analysis of prospects,
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that affect the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period may have a significant impact on the Company as all its oil properties are still in a development stage.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2014 and 2013 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company utilized a 10 percent volatility as a reasonable measure of illustration. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

82

	2014		2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$72,451	$57,597	$32,946	$27,178
Net loss	$(6,108,158)	$(6,123,012)	$(4,263,162)	$(4,268,930)

(ii)	Currency Risk

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

The following assets and liabilities are denominated in US dollars at August 31, 2014 and 2013:

	August 31, 2014	August 31, 2013
Cash	$73,099	$150,901
Trade and other receivables	74,091	14,349
Exploration and evaluation assets	4,638,600	2,681,541
Prepaid expenses and deposits	27,478	150,000
Trade and other payables	(882,877)	(821,787)
Provisions	(32,948)	(265,117)
Derivative liabilities	(4,899,511)	(1,873,290)
Shareholders’ loans	(904,250)	(1,733,500)
Secured note payable	-	(960,000)
Deferred revenue	(165,000)	-
Net assets denominated in US$	$(2,071,318)	$(2,656,903)
Net asset CDN dollar equivalent at period end (1)	$(2,249,038)	$(2,803,830)

(1) Translated at the exchange rate in effect at August 31, 2014 $1.0858 (August 31, 2013 $1.0553)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2014		August 31, 2013
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(48,840)	48,840	(59,178)	59,178
4%	(97,680)	97,680	(118,355)	118,355
6%	(146,250)	146,250	(177,533)	177,533
8%	(195,360)	195,360	(236,711)	236,711
10%	(244,201)	244,201	(295,888)	295,888

(iii)	Interest Rate Risk

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

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2014 and 2013 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2014		August 31, 2013
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	103,215	103,215	196,837	196,837
Derivative liabilities	5,325,407	5,325,407	1,976,883	1,976,883
Loans and receivables:
Trade and other receivables	157,121	157,121	27,786	27,786
Other financial liabilities:
Trade and other payables	1,483,775	1,483,775	1,379,581	1,379,581
Secured note payable	-	-	1,013,088	1,013,088
Shareholders’ loans	981,834	981,834	2,108,205	2,108,205
Provisions	47,543	47,543	298,295	298,295

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

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

Management assessed the effectiveness of our internal control over financial reporting as of August 31, 2014 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of August 31, 2014, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM	16 [RESERVED]

A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Milton Klyman is an "audit committee financial expert", as defined in Item 16A of Form 20-F and is independent. Milton Klyman is the Chairman of the Audit Committee.  He is a self-employed financial consultant and has been a Chartered Professional Accountant since 1952.  Milton Klyman is a Life Member of the Institute of Chartered Professional Accountants of Ontario, a Life member of the Canadian Institute of Mining Metallurgy and Petroleum and a Fellow of the Institute of Chartered Secretaries and Administrators.

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

During fiscal 2014 and 2013 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Schwartz Levitsky Feldman llp, Chartered Accountants for the years ended August 31, 2014 and August 31, 2013 are as follows:

Nature of Services	Fees Paid to Auditor for Year- ended August 31, 2014	Fees Paid to Auditor for Year- ended August 31, 2013
Audit Fees(1)	$55,000	$55,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	5,000	5,000
All Other Fees(4)	Nil	Nil
TOTALS	$60,000	$60,000

Notes:

1.	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in "Audit Fees".

3.	"Tax Fees" include fees for all professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

4.	"All Other Fees" include all fees for products and services provided by the Company's auditors not included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".

D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.           CORPORATE GOVERNANCE

Not Applicable.

H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

Not applicable.

ITEM 18     FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Eagleford Energy Corp. for the years ended August 31, 2014 and 2013, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2014 and 2013;

(b)	Consolidated Statements of Financial Position as at August 31, 2014 and 2013;

(c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2014, 2013 and 2012;

(d)	Consolidated Statements of Shareholders’ Equity (Deficiency) for the years ended August 31, 2014, 2013 and 2012;

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2014, 2013 and 2012;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19     EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)

4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC(12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)
4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)
4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy, Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement dated December 3, 2013 between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)
4.35	Articles of Amendment, effective August 25, 2014 (14)
4.36	Amendment dated January 21, 2014 to the Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (15)
4.37	Joint Development Agreement dated April 11, 2014 by and among Quadrant Resources LLC Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.38	Secured Convertible Promissory Note, General Security Agreement and Release dated August 31, 2014 between Eagleford Energy Inc. and Benchmark Enterprises LLC (15)

8.1	Subsidiaries of Eagleford Energy Inc. (15)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (15)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (15)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F on December 31, 2012
(13)	Previously filed by Registrant on Form 20F on December 24, 2013
(14)	Previously filed by Registrant on Form 6-K on August 20, 2014
(15)	Filed as an Exhibit hereto

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EAGLEFORD ENERGY CORP.

By:	/s/ James Cassina
Name: James Cassina
Title: President, Chief Executive Officer and Chief Financial Officer

Date: December 31, 2014

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Eagleford Energy Corp. for the years ended August 31, 2014, and 2013 , comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2014 and 2013;	F-2
(b)	Consolidated Statements of Financial Position for the years ended August 31, 2014 and 2013;	F-4
(c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2014, 2013 and 2012;	F-5
(d)	Consolidated Statements of Shareholders’ Equity (Deficiency) for the years ended August 31, 2014, 2013 and 2012;	F-6
(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2014, 2013 and 2012;	F-7
(f)	Notes to the Consolidated Financial Statements.	F8-F37

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Eagleford Energy Corp.

(Formerly Eagleford Energy Inc.)

We have audited the accompanying consolidated financial statements of Eagleford Energy Corp. (formerly: Eagleford Energy Inc.) (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2014 and 2013, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years ended August 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

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

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eagleford Energy Corp. (formerly: Eagleford Energy Inc.) as at August 31, 2014 and 2013, and its financial performance and its cash flows for the years ended August 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $6,115,585 during the year ended August 31, 2014 and, as of that date its current liabilities exceeded its current assets by $3,489,237. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ “Schwartz Levitsky Feldman, llp”

Toronto, Ontario, Canada	Chartered Accountants
December 29, 2014	Licensed Public Accountants

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Financial Position (Expressed in Canadian Dollars)	August 31, 2014	August 31, 2013
Assets
Current assets
Cash	$103,215	$196,837
Trade and other receivables	157,121	27,786
Prepaid expenses and deposits	-	158,295
Total current assets	260,336	382,918
Non-current assets
Exploration and evaluation assets (Note 6)	5,036,592	6,535,278
Total non-current assets	5,036,592	6,535,278

Total Assets	$5,296,928	$6,918,196

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities
Trade and other payables	$1,483,775	$1,379,581
Secured note payable (Note 10)	-	1,013,088
Shareholders’ loans (Note 9 and 10)	981,834	2,108,205
Derivative liabilities (Note 11)	1,094,392	688,803
Deferred revenue (Note 6)	177,804	-
Provisions (Note 7(a))	11,768	178,553
Total current liabilities	3,749,573	5,368,230
Non-current liabilities
Derivative liabilities (Note 11)	4,231,015	1,288,080
Provisions (Note 7(a))	35,775	119,742
Total non-current liabilities	4,266,790	1,407,822

Total Liabilities	8,016,363	6,776,052

Shareholders’ equity (deficiency)
Share capital (Note 8 (a))	9,072,181	7,050,350
Share purchase warrants (Note 8 (b))	1,970,968	1,422,526
Share purchase options (Note 8 (d))	170,972	170,972
Contributed surplus (Note 8 (e))	1,389,898	506,200
Foreign currency translation reserve	4,692	204,657
Accumulated deficit	(15,328,146)	(9,212,561)
Total shareholders’ equity (deficiency)	(2,719,435)	142,144

Total Liabilities and Shareholders’ Equity (Deficiency)	$5,296,928	$6,918,196

Going Concern (Note 1)

Related Party Transactions and Balances (Note 9)

Commitments and Contingencies (Note 15)

Dissolution of Subsidiary (Note 16)

Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ “James Cassina”	/s/ “Milton Klyman”
James Cassina, Director	Milton Klyman, Director

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended August 31, (Expressed in Canadian Dollars)	2014	2013	2012

Revenue
Natural gas sales, net of royalties	$65,024	$30,062	$39,218
Expenses
Operating costs	17,138	9,234	28,471
Depletion and accretion	2,449	13,283	20,509
General and administrative	403,120	583,577	705,591
Interest expense	284,038	76,783	88,789
Loss on derivative liabilities (Note 11)	2,735,476	128,041	46,655
Loss on foreign exchange	101,427	197,640	36,283
Marketing and public relations	(14,250)	25,763	46,272
Loss on settlement of debt (Note 8 (b) (e))	1,335,935	402,264	1,465,465
Impairment loss on exploration and evaluation assets, net (Note 6 and 16)	1,315,276	2,690,568	-
Impairment loss on property and equipment	-	168,954	50,774
Impairment loss on marketable securities	-	1	-
Stock based compensation - non employees	-	-	75,062
Stock based compensation	-	-	95,910
Compensation expense on re-pricing of units	-	-	188,625
	6,180,609	4,296,108	2,848,406

Net loss	(6,115,585)	(4,266,046)	(2,809,188)

Other comprehensive income (loss)
Foreign currency translation	(199,965)	314,120	(160)
Total other comprehensive income (loss)	(199,965)	314,120	(160)

Net loss and comprehensive loss	$(6,315,550)	$(3,951,926)	$(2,809,348)

Loss per shares, basic and diluted	$(0.482)	$(0.407)	$(0.344)

Weighted average shares outstanding, basic and diluted (Note 8 (c))*	12,675,329	10,477,429	8,176,973

* Reflects the March 16, 2012 two-for-one stock split (Note 8 (a))

* Reflects the August 25, 2014 one-for-ten stock consolidation (Note 8 (a))

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the years ended August 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Shares*	SHARE CAPITAL Amount $	SHARE PURCHASE WARRANTS $	SHARE PURCHASE OPTIONS $	CONTRI- BUTED SURPLUS $	FOREIGN CURRENCY TRANS- LATION RESERVE $	ACCU- MULATED DEFICIT $	TOTAL SHARE- HOLDERS’ DEFICIENCY $
Balance, August 31, 2011	6,712,788	4,635,556	252,637	-	85,737	(109,303)	(2,137,327)	2,727,300
Issuance of shares as debt settlement	310,701	395,589	-	-	-	-	-	395,589
Issuance of units as debt settlement	1,715,000	1,150,367	1,102,348	-	-	-	-	2,252,715
Private placement of units	200,000	32,459	67,541	-	-	-	-	100,000
Private placement of units	300,000	342,786	-	-	-	-	-	342,786
Compensation expense on re-pricing units	75,000	-	-	-	118,507	-	-	118,507
Private placement of units	682,500	702,528						702,528
Warrants expired	-	-	-	-	318,552	-	-	318,552
Issuance of shares as debt settlement	17,139	44,547	-	-	-	-	-	44,547
Imputed interest	-	-	-	-	2,334	-	-	2,334
Stock based compensation	-	-		170,972	-	-	-	170,972
Units cancelled	(341,847)	(1,397,199)	-	-	(18,930)	-	-	(1,416,129)
Foreign currency translation	-	-	-	-	-	(160)	-	(160)
Net loss for the year	-	-	-	-	-	-	(2,809,188)	(2,809,188)
Balance, August 31, 2012	9,671,281	5,906,633	1,422,526	170,972	506,200	(109,463)	(4,946,515)	2,950,353
Private placement of units	224,979	197,214	-	-	-	-	-	197,214
Issuance of shares as debt settlement	2,366,257	946,503	-	-	-	-	-	946,503
Foreign currency translation	-	-	-	-	-	314,120	-	314,120
Net loss for the year	-	-	-	-	-	-	(4,266,046)	(4,266,046)
Balance, August 31, 2013	12,262,517	7,050,350	1,422,526	170,972	506,200	204,657	(9,212,561)	142,144
Warrants exercised	651,904	306,405	(78,238)	-	-	-	-	228,167
Warrants expired	-	-	(174,399)	-	174,399	-	-	-
Derivative warrants expired	-	-	-	-	709,299	-	-	709,299
Issuance of units as debt settlement	14,757,120	1,715,426	801,079	-	-	-	-	2,516,505
Foreign currency translation	-	-	-	-	-	(199,965)	-	(199,965)
Net loss for the year	-	-	-	-	-	-	(6,115,585)	(6,115,585)
Balance, August 31, 2014	27,671,541	9,072,181	1,970,968	170,972	1,389,898	4,692	(15,328,146)	(2,719,435)

* Reflects the March 16, 2012 two-for-one stock split (Note 8 (a))

* Reflects the August 25, 2014 one-for-ten stock consolidation (Note 8 (a))

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Cash Flows
For the years ended August 31, (Expressed in Canadian Dollars)	2014	2013	2012

Cash provided by (used in)
Operating activities
Net loss	$(6,115,585)	$(4,266,046)	$(2,809,188)
Items not involving cash:
Depletion and accretion	2,449	13,283	20,509
Loss on derivative liabilities (Note 11)	2,735,476	128,041	46,655
Loss on settlement of debt (Note 8(b)(e) and Note 10)	1,335,935	402,264	1,465,465
Decommissioning obligation expenditure	(706)	-	-
Impairment loss on exploration and evaluation assets, net (Note 6 and 16)	1,315,276	2,690,568	-
Impairment loss on property and equipment	-	168,954	50,774
Impairment loss on marketable securities	-	1	-
Shares and warrants issue for services	-	-	44,285
Stock based compensation	-	-	170,972
Compensation expense on re-pricing of units	-	-	188,625
Imputed interest	-	-	2,334
Net changes in non-cash working capital (Note 13)	538,244	569,428	436,943
Net cash used in operating activities	(188,911)	(293,507)	(382,626)

Investing activities
Additions to exploration and evaluations assets, net	(113,578)	(404,818)	(1,559,763)
Net cash used in investing activities	(113,578)	(404,818)	(1,559,763)

Financing activities
Secured note payable, net	83,629	66,240	(65,796)
Shareholders’ loans, net	52,378	126,763	50,042
Private placement of units, net of share issue costs	-	405,650	2,086,718
Net cash provided by financing activities	146,009	598,653	2,070,964

Increase (decrease) in cash for the year	(156,480)	(99,672)	128,575
Effect of exchange rate changes on cash	62,858	(33,494)	36,162
Cash, beginning of year	196,837	330,003	165,266
Cash, end of year	$103,215	$196,837	$330,003

Supplemental Cash Flow Information and Non-cash Transactions (Note 13)

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

1.           Nature of Business and Going Concern

Eagleford Energy Corp. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of exploring and developing its oil and gas properties and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of exploration and development of its oil and gas properties.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $3,489,237 (2013: $4,985,312) and an accumulated deficit of $15,328,146 (2013: $9,212,561). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

During the year, the Company entered into two separate Joint Development Agreements on the Matthews Lease and received cash of $340,811 and the payment of certain obligations under the Matthews Lease. The Company extinguished debt of $1,408,737 (2013: $544,239) through the issuance of share capital.

2.           Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company were approved by the Board of Directors on December 26, 2014.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2014 and 2013 and 2012

2.           Basis of Preparation (cont’d)

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the period ended August 31, 2014, as issued and outstanding as of the date the Board of Directors approved the consolidated financial statements.

Principles of Consolidation

Subsidiaries are all entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. a company operating in the province of Alberta, Canada (“1354166 Alberta”), Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013 and Dyami Energy Inc. (“Dyami”) which was dissolved effective April 3, 2014 by filing a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas (see Note 16).

3.           Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Revenue Recognition

Revenues from the production of oil and gas properties from 1354166 Alberta are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party. During the fiscal year ended August 31, 2012, the wells were shut in and the asset was considered impaired and the property was written off but the Company is still receiving its share of gas revenue from the operator. Revenue is measured net of royalties and other duties.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Nevada subsidiary, Zavala Inc. is United States dollars and the Company’s former wholly-owned Texas subsidiary, Dyami Energy was United States dollars.

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

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under the equity section of the consolidated statement of financial position.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

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

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash, marketable securities and derivative liabilities as “fair value through profit and loss”.

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

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured note payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) share purchase warrants; and ii) its secured convertible note payable.

In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black-Scholes option pricing model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

The Company’s secured convertible note payable has a conversion feature which may convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day rolling weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”). The terms and features of the conversion meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period. The Company has selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the conversion unit (see Note 11).

Property and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to the statement of operations.

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

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to the statement of operations as exploration and evaluation expense.

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

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

Joint Oil and Gas Activities

All of the Company's oil and gas activities are conducted jointly with others. The Company's accounts reflect only the Company's share of assets, liabilities, revenue and expenses in the joint operations. For interests in joint operations, the Company’s share of the jointly controlled assets are classified according to the nature of the assets, the Company’s share of any liabilities incurred jointly with the other parties, and the Company’s share of any income and expenses incurred jointly with the partners are recognized in the consolidated financial statements. The adoption of IFRS 11 did not change the definition of a joint arrangement/joint control and proportionate share method previously adopted by the company.

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

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

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using the Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

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

Title to Oil and Gas Property Interests

Although the Company has taken steps to verify title to oil and gas properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

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

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against developed or undeveloped properties, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

4.           Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) IFRIC 21 Levies. The Company intends to adopt IFRIC 21 in its consolidated financial statements for the annual period beginning September 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2013. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 10 Consolidated Financial Statements; (ii) IFRS 11 Joint Arrangements; (iii) IFRS 12 Disclosures of Interests in Other Entities; (iv) IFRS 13 Fair Value Measurement; and (v) Amendments to IFRS 7 Financial Instrument Disclosures.

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

For the year ended August 31, 2014	Canada	United States	Total
Net revenue	$65,024	-	$65,024
Net loss	$(4,683,624)	$(1,431,961)	$(6,115,585)

For the year ended August 31, 2013	Canada	United States	Total
Net revenue	$30,062	-	$30,062
Net loss	$(1,431,363)	$(2,834,683)	$(4,266,046)

For the year ended August 31, 2012	Canada	United States	Total
Net revenue	$39,218	-	$39,218
Net loss	$(2,585,129)	$(224,059)	$(2,809,188)

As at August 31, 2014	Canada	United States	Total
Total Assets	$179,888	$5,117,040	$5,296,928
Total Liabilities	$6,991,287	$1,025,076	$8,016,363

As at August 31, 2013	Canada	United States	Total
Total Assets	$3,914,928	$3,003,268	$6,918,196
Total Liabilities	$6,029,577	$746,475	$6,776,052

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

6.           Exploration and Evaluation Assets

Cost
Balance August 31, 2012	$8,475,487
Additions	404,818
Change in decommissioning obligation estimates	(9,268)
Impairment of Murphy Lease	(2,690,568)
Foreign exchange	354,809
Balance August 31, 2013	$6,535,278
Additions, net	113,578
Change in decommissioning obligation estimates	7,225
Disposal of decommissioning obligations, Matthews Lease JDA	(26,426)
Impairment of Murphy Lease	(1,675,749)
Foreign exchange	82,686
Balance August 31, 2014	$5,036,592

The Company’s exploration and evaluation assets are located in Texas, USA. As at August 31, 2014 an impairment of $1,675,749 was recorded on the Murphy Lease ($1,315,276 net of foreign currency translation gain of $301,884 and write off of decommissioning obligations of $58,589) (August 31, 2013: $2,690,568). Included in the above additions for the year ended August 31, 2014, the Company capitalized borrowing costs interest of $Nil to exploration and evaluation assets (August 31, 2013: $240,092).

Matthews Lease, Zavala County, Texas

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex will act as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014 Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease (see Note 17).

Through Zavala Inc., the Company holds a 50% working interest in the 2,629 acre Matthews Lease (33.33% working interest before payout and 50% working interest after payout in the Matthews #1H well). The Matthews Lease had a primary term extended to March 31, 2014 (the “Primary Term”) while each lease year ends August 31. Prior to the expiration of the Primary Term, a hydraulic fracturing of the Matthews #1H well was completed and thereafter the lease is maintained through a guaranteed minimum royalty payment of $323.30 per acre and beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per lease year. The royalties payable under the Matthews Lease are 25%.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

6.           Exploration and Evaluation Assets (cont’d)

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015. At August 31, 2014 the Company recorded the payments received from Quadrant of US$165,000 (CDN $177,804) as deferred revenue on the Consolidated Statement of Financial Position until the conveyance of the earned interest at which time this amount will be reclassified and offset against exploration and evaluation assets.

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter (see Note 16).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murhpy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

7.            Provisions

	Decommissioning Obligations (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	119,742	178,553	298,295
Accretion expense	961	-	961
Change in estimate	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Dissolution of subsidiary (see Note 16)	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	$47,543	$-	$47,543

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

7	Provisions (cont’d)

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $47,543 ($11,768 current and $35,775 long term) at August 31, 2014 (August 31, 2013: $119,742 long term) based on an undiscounted total future liability of $60,629 (August 31, 2013: $166,578). These payments are expected to be incurred between 2015 and 2031. The discount factor, being the risk free rate related to the liability is 2.57% (August 31, 2013: 3.09%).

b)	Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. During 2013 full amount of the provision had been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables (see Note 16).

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel (see Note 16).

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favour of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision was transferred to trade and other payables (see Note 16).

8.           Share Capital and Reserves

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

On March 16, 2012, the Company completed a two (2) for one (1) stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

8 (a)       Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2012	9,671,281	$5,906,633
Private Placement of units (Note 8 (b) (a))	224,979	197,214
Debt settlement (Note 8 (b) (b))	2,366,257	946,503
Balance August 31, 2013	12,262,517	7,050,350
Warrants exercised (Note 8 (b) (c))	651,904	306,405
Debt settlement (Note 8 (b) (e))	14,757,120	1,715,426
Balance August 31, 2014	27,671,541	$9,072,181

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

8 (b)       Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2014		August 31, 2013
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	4,020,095	$0.40	4,020,095	$0.04
Warrants exercised (Note 8 (c))	(651,904)	$0.35
Warrants expired (Note 8 (d))	(1,453,191)	$0.35
Warrants issued (Note 8 (e))	7,378,560	$0.10
Balance, end of period	9,293,560	$0.18	4,020,095	$0.40

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

(a)          On September 25, 2012, the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 224,979 units at a price of US$2.00 per unit. Each unit was comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$5.00 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black-Scholes option pricing model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 17,998 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.50 for a period of three years from the date of issuance. The amount allocated to derivative liabilities based on fair value using the Black-Scholes option pricing model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 11).

(b)          On June 1, 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss.

(c)          Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (see Note 9).

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

8 (b)       Share Purchase Warrants (cont’d)

(d)          On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(e)          Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (see Note 10 and 11).

The following table summarizes the outstanding warrants as at August 31, 2014 and 2013 respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	$1,970,968

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
200,000	$0.40	February 5, 2014	0.43	$24,000
80,052	$0.40	February 25, 2014	0.49	9,606
1,825,043	$0.40	February 27, 2014	0.49	219,031
600,000	$0.50	January 24, 2015	1.40	507,038
1,115,000	$0.50	February 17, 2015	1.47	595,310
200,000	$0.50	February 17, 2015	1.47	67,541
4,020,095	$0.40		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

8 (c)       Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	August 31, 2014	August 31, 2013
Weighted Average Shares Outstanding Basic and diluted	12,675,329	10,477,429

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

8 (d)       Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2012 and 2013	105,000	$1.64
Granted	-	-
Balance, August 31, 2014	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2014 and 2013 respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

(1) In October 2012, the Optionee passed away and pursuant to the terms of the option agreement had a period of twelve (12) months after the date of such death before the expiry of the option (see Note 17).

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	3.50	1,00,000	$1.60
$2.50	5,000	$2.50	3.90	5,000	$2.50
	105,000	$1.64	3.52	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

8 (e)       Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2012 and 2013	$506,200
Warrants expired	174,399
Derivative warrants expired	709,299
Balance, August 31, 2014	$1,389,898

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

9.           Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2014	August 31, 2013	August 31, 2012
Short term employee benefits (1)	$75,000	$75,000	$75,000
Directors stock based compensation (2)	-	-	95,910
	$75,000	$75,000	$170,910

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2014	August 31, 2013
Short term employee benefits (1)	$281,250	$206,250
Expenses paid on behalf of the Company	-	1,747
	$281,250	$207,997

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	On March 1, 2012, the Company granted 60,000 share purchase options to directors with an exercise price of $1.60 per share expiring on February 28, 2017.

At August 31, 2014 the amount of directors’ fees included in trade and other payables was $19,200 (August 31, 2013: $16,100).

At August 31, 2014 the Company had a promissory note payable to the President of the Company of $Nil (August 31, 2013: $28,845 and US$300,000). For the year ended August 31, 2014, the Company recorded interest on the promissory note of $24,162 (August 31, 2013: $35,324). At August 31, 2014, included in trade and other payables is interest of $91,727 (August 31, 2013: $65,826). The notes were due on demand and bear interest at 10% per annum. Interest was payable annually on the anniversary date of the notes. Effective February 27, 2014, 651,904 common share purchase warrants expiring February 27, 2014,were exercised by the President of the Company at $0.35, for settlement of cash advances of $228,167 (see Note 8 (b) (c)). On August 30, 2014 the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable to the President of US$120,000 (see Note 8 (b) (e) and Note 10). At August 31, 2014, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of US$249,250. The President of the Company is a major shareholder, officer and a director of Core.

At August 31, 2014 the Company had a $1,322,347 (US$1,216,175), 10% per annum secured convertible promissory note payable to Benchmark Enterprises LLC (“Benchmark”) (2013: US$960,000). Benchmark is a shareholder of the Company. For the year ended August 31, 2014, the Company recorded interest on the secured promissory note of $104,237 (August 31, 2013: $101,309). At August 31, 2014 included in trade and other payables is interest of $Nil (August 31, 2013: $169,033) (see Note 10 and Note 11).

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

9	Related Party Transactions and Balances (cont’d)

At August 31, 2014, the Company had shareholders’ loans payable of US$655,000. (August 31, 2013: US$1,433,500 and $250,000). For the year ended August 31, 2014 the Company recorded interest of $180,349 (August 31, 2013: $183,490) on the shareholders’ loans payable. At August 31, 2014, included in trade and other payables, is interest of $269 August 31, 2013: $47,037). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of promissory notes payable of US$529,250, $250,000 and interest payable of $225,614 (see Note 8 (b) (e)). During the year ended August 31, 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906 (see Note 8 (b) (e) and Note 10).

10	Secured Note Payable and Shareholders’ Loans

Secured Note Payable

At August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has an interest rate of 10%. The Note is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In the event that the Company closes any subsequent financing or series of financings that results in gross proceeds to the Company of an aggregate amount equal to or greater than US$2,000,000, excluding conversion of any existing debt into equity of the Company, the Company shall allocate US$0.50 of every US$1.00 exceeding the US$2,000,000 raised from such financing to repay the Note. The Note is secured by all of the assets of the Company and Zavala Inc. The Company may, in its sole discretion, prepay any portion of the principal amount upon seven days’ notice. Benchmark has the option at any time while the Note is outstanding to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day VWAP of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”).

Accounting Considerations

The Company has accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”., an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument has a conversion option, the terms are considered substantially different and therefore gives rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

10	Secured Note Payable and Shareholders’ Loans (cont’d)

Based on the previous conclusions, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation CDN$
Secured promissory note (old debt instrument)	$1,322,347
Derivative liability (Conversion Unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note will be accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate (see Note 11).

Shareholder Loans

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The original terms of the debt did not include settlement by the issuance of equity instruments.

Accounting Considerations

The Company has accounted for this transaction as an extinguishment of debt instruments for equity instruments under the guidance of IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments”. IFRIC 19 addresses the accounting of when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It states that if a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39.41. Accordingly, the debtor should derecognise the financial liability fully or partly. IFRIC 19 further states that the debtor recognises in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the fair value of the equity instruments issued. As result, the Company recorded a loss on extinguishment in the amount of $1,335,935 in profit and loss which is the difference of the fair value of the equity instruments ($2,516,505) and the carrying value of the debt instruments ($1,180,570).

The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the conversion unit ($2,516,505) was allocated to the common stock component ($1,715,426) and warrant component ($801,079) based on their relative fair values. Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 30, 2014:

August 30, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

11.         Derivative Liabilities

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2012	784,273	1,640,406	4.70
Warrants issued	112,490	163,541	5.00
Broker warrants issued	17,998	44,895	2.50
Change in fair value estimates	-	128,041	-
As at August 31, 2013	914,761	1,976,883	4.06
Warrants expired	(170,923)	(709,299)	5.00
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	4.06

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

On September 25, 2012 the Company issued 112,490 common share purchase warrants exercisable at US$5.00 and 17,998 common share purchase broker warrants exercisable at US$2.50 expiring September 25, 2015. The fair value measured using the Black-Scholes option pricing model was $163,541 and $45,895, respectively.

On August 31, 2014 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding at August 31, 2014 and 2013 respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307

(1)	Current

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

11	Derivative Liabilities (cont’d)

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
170,923	5.00	August 31, 2014(1)	1.00	688,803
187,500	5.00	April 13, 2015	1.62	355,208
30,000	2.50	April 13, 2015	1.62	96,629
91,250	5.00	July 20, 2015	1.88	129,683
14,600	2.50	July 20, 2015	1.88	34,906
250,000	5.00	August 7, 2015	1.93	355,685
40,000	2.50	August 7, 2015	1.93	91,542
112,490	5.00	September 25, 2015	2.07	176,087
17,998	2.50	September 25, 2015	2.07	48,340
914,761			1.70	1,976,883

(1) Current

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

The fair value of the warrants issued during the year ended August 31, 2013, were estimated using the Black-Scholes option pricing model with the following assumptions:

Black-Scholes Assumptions used	2013
Risk-free interest rate	1.5%
Expected volatility	217%
Expected life (years)	3.00 Years
Dividend yield	-

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative liabilities reflected in US Dollars and linked common shares as at August 31, 2014:

	August 31, 2014
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values $CDN
Conversion unit (1 common share and 1 common share purchase warrant)	15,202,188	$(4,000,100)

The Company’s face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note issued on August 31, 2014 gave rise to a derivative financial instrument. As more fully discussed in Note 10 the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note on August 31, 2014 (the “Note”). The Note embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. Additionally these features met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and features consist of the conversion unit which is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit.

Current accounting principles that are provided in IAS 32 and IAS 39 require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company has selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

11	Derivative Liabilities (cont’d)

The Company has selected the Binomial Lattice model to fair value the warrant component of the conversion unit because it believes this technique is reflective of all significant assumption types market participants would likely consider in transactions involving warrants.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the common share component contained in the conversion unit:

August 31, 2014
Underlying price on valuation date*	$0.3090
Contractual conversion rate	$0.08
Contractual term to maturity	1.00 Years
Implied expected term to maturity	0.613 Years
Market volatility:
Range of volatilities	78.41% - 269.09%
Equivalent volatility	181.25%
Contractual interest rate	10.0%
Equivalent market risk adjusted interest rate	10.00%
Equivalent credit risk adjusted yield	3.45%

*The underlying price of the common share component of the conversion unit is the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 31, 2014:

August 31, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.63%

12	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

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

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2014	August 31, 2013
Cash	$103,215	$196,837
Trade and other receivables	157,121	27,786
Prepaid expenses and deposits	-	158,295
Balance	$260,336	$382,918

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

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

(1)         Translated at current exchange rate.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

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

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other such factors.

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•      utilizing competent, professional consultants as support to management,

•      reviewing available petrophyisical analysis of prospects,

•      focusing on a limited number of core properties.

(i)           Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that affect the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period may have a significant impact on the Company as all its oil properties are still in a development stage.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2014 and 2013 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2014		2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$72,451	$57,597	$32,946	$27,178
Net loss	$(6,108,158)	$(6,123,012)	$(4,263,162)	$(4,268,930)

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

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

The following assets and liabilities are denominated in US dollars at August 31, 2014 and 2013:

	August 31, 2014	August 31, 2013
Cash	$73,099	$150,901
Trade and other receivables	74,091	14,349
Exploration and evaluation assets	4,638,600	2,681,541
Prepaid expenses and deposits	27,478	150,000
Trade and other payables	(882,877)	(821,787)
Provisions	(32,948)	(265,117)
Derivative liabilities	(4,899,511)	(1,873,290)
Shareholders’ loans	(904,250)	(1,733,500)
Secured note payable	-	(960,000)
Deferred revenue	(165,000)	-
Net assets denominated in US$	$(2,071,318)	$(2,656,903)
Net asset CDN dollar equivalent at period end (1)	$(2,249,038)	$(2,803,830)

(1)	Translated at the exchange rate in effect at August 31, 2014 $1.0858 (August 31, 2013 $1.0553)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2014		August 31, 2013
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(48,840)	48,840	(59,178)	59,178
4%	(97,680)	97,680	(118,355)	118,355
6%	(146,520)	146,520	(177,533)	177,533
8%	(195,360)	195,360	(236,711)	236,711
10%	(244,201)	244,201	(295,888)	295,888

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

(iv)        Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2014 and 2013 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2014		August 31, 2013
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	103,215	103,215	196,837	196,837
Derivative liabilities	5,325,407	5,325,407	1,976,883	1,976,883
Loans and receivables:
Trade and other receivables	157,121	157,121	27,786	27,786
Other financial liabilities:
Trade and other payables	1,483,775	1,483,775	1,379,581	1,379,581
Secured note payable	-	-	1,013,088	1,013,088
Shareholders’ loans	981,834	981,834	2,108,205	2,108,205
Provisions (short and long term)	47,543	47,543	298,295	298,295

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings and joint venture arrangements. Due to long lead cycles of the Company’s exploration and development activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or obtain additional farm-in arrangements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas lease include seeking debt or equity financing or seeking additional farm-in arrangements.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2014 and August 31, 2013 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended August 31, 2014. The Company is not subject to any externally imposed restrictions on its capital requirements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions and opportunities to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

13.         Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the years set out:

Non-cash transactions	August 31, 2014	August 31, 2013	August 31, 2012
Warrants expired	(78,238)	-	-
Derivative warrants expired	(709,299)	-	-
Warrants exercised for settlement of cash advances	228,167	-	-
Disposal of decommissioning obligation	26,426	-	-
Royalties paid under Matthews JDA	(167,715)	-	-
Units issued to settle debt	1,180,570	-	2,252,715
Shares issued for interest on secured note and shareholders’ loans	-	$601,576	$440,136
Broker warrants issued	-	44,895	212,001
Shares issued to settle debt	-	344,927	-
Warrants expired	-	-	(318,552)
Units cancelled	-	-	(2,091,616)
Prepaid portion of shares for services	-	-	(44,285)
Issuance of units as compensation	-	-	44,285
Compensation expense on re-pricing of units	-		188,625

The following table summarizes the changes in non-cash working capital for the years set out:

Changes in non-cash working capital	August 31, 2014	August 31, 2013	August 31, 2012
Trade and other receivables	$(129,335)	$(10,261)	$110,021
Trade and other payables	331,481	339,622	262,149
Prepaid expenses and deposits	158,295	(158,295)	-
Deferred revenue	177,804	-	-
Provisions	-	398,362	64,773
Net change	$538,244	$569,428	$436,943

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

14.         Income Taxes

The Company has unused capital losses in the amount of approximately $195,852 (2013: $195,852) which may be carried forward indefinitely to offset future capital gains, and unused non capital losses in the amount of approximately $3,335,413 (2013: $3,055,152) available to reduce income in future years expiring as follows:

2014	$46,501
2015	47,434
2026	55,415
2027	42,337
2028	49,166
2029	268,782
2030	286,991
2031	648,310
2032	780,686
2033	829,530
2034	280,261
$3,335,413

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 26.50% to 34% (2013: 26.50%% to 34%) for federal and provincial taxes is as follows:

	2014	2013
Net Loss	$6,115,585	$4,266,046
Taxes at statutory rates	(1,620,630)	(1,130,502)
Non-taxable items and others	1,412,019	888,466
Change in unrecognized deferred tax asset	208,611	242,036
	$-	$-

The significant components of the Company's unrecognized deferred income tax asset are summarized as follows:

	2014	2013
Operating loss carry forwards	$1,019,911	$808,519
Share issue costs	19,112	29,616
Marketable securities	777	777
Capital losses carry forwards	28,070	28,070
Oil and gas interests	76,713	69,042
Cumulative eligible capital	1,237	1,186
Unrecognized deferred tax asset	$1,145,821	$937,210

15.         Commitments and Contingencies

The Company has certain commitments on its Lease located in Zavala County, Texas, USA (see Note 6).

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

16.         Dissolution of Dyami Energy LLC

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murhpy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary.

The following table presents the effect of the dissolution of Dyami Energy on the consolidated financial statements of the Company at April 3, 2014:

April 3, 2014
Exploration and evaluation assets – Murphy Lease	$(1,675,749)
Provisions	58,589
Foreign currency translation reserve	301,884
Net assets and liabilities	$(1,315,276)

17	Subsequent Events

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 (the “Purported Debt”) for Zavala Inc’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputes the claim citing $300,000 paid by the Company to be credited against the minimum royalties which Stratex has failed to do. Zavala Inc. paid the $152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV).

On or about October 27, 2014, the Company filed a statement of claim in the Ontario Superior Court of Justice against Alan Gaines, a former director of the Company for breach of fiduciary duty to the Company relating to Gaines role in the Company contracting with Stratex (Court File No.: 65-14-514935). The Company is seeking a declaration that Gaines breached his duty to the Company, an accounting and disgorgement of profits made by Gaines in breach of his duties or in the alternative, damages and/or restitution for breach of fiduciary duty, deceit, and unjust enrichment in an amount to be determined before trial and $1.0 million in punitive damages.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

17	Subsequent Events (cont’d)

On October 29, 2014, 5,000 share purchase options expired and $11,112 was recorded as a decrease in share purchase options and a corresponding increase in contributed surplus.

On October 30, 2014 the President of the Company loaned the Company $10,000. The loan is payable on demand and bears interest at 10% per annum.

On November 4, 2014 1288131 Alberta Ltd., loaned the Company US$121,000. Colin McNeil a director of the Company is also an officer, director and shareholder of 1288131 Alberta Ltd. The loan is payable on demand and bears interest at 10% per annum.

On November 12, 2014 the Company granted immediately vesting share purchase options to acquire 1,000,000 common shares at an exercise price of $0.12 per share for a period of 5 years to directors and a consultant and recorded stock based compensation expense and share purchase options with a fair value of $112,693.

INDEX TO EXHIBITS

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated June 1, 2012 (12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)

4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)
4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement dated December 3, 2013 between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)
4.35	Articles of Amendment, effective August 25, 2014 (14)
4.36	Amendment dated January 21, 2014 to the Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.37	Joint Development Agreement dated April 11, 2014 by and among Quadrant Resources LLC Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.38	Secured Convertible Promissory Note, General Security Agreement and Release dated August 31, 2014 between Eagleford Energy Inc. and Benchmark Enterprises LLC (15)

8.1	Subsidiaries of Eagleford Energy Inc. (15)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (15)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (15)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F on December 31, 2012
(13)	Previously filed by Registrant on Form 20F on December 24, 2013
(14)	Previously filed by Registrant on Form 6-K on August 20, 2014
(15)	Filed as an Exhibit hereto