Form 20-F
period 2015-08-31
Eagleford Energy Corp.
filed 2015-12-31
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2015

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of August 31, 2015 was 27,671,541 shares.

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

Except as noted, the information set forth in this Annual Report is as of November 30, 2015 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2015, 2014, 2013, 2012 and 2011. You should read this information in conjunction with our Audited Consolidated Financial Statements and related notes (See Item 18: “Financial Statements”), as well as (Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”) of this Annual Report.

Our consolidated financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The selected consolidated statement of operations data set forth below for the years ended August 31, 2015, 2014, 2013, 2012 and 2011 and the selected consolidated statement of financial position information set forth below as of August 31, 2015, 2014, 2013, 2012 and 2011 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Annual Report under Item 18 – Financial Statements.

EAGLEFORD ENERGY CORP.

Prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”)

(STATED IN CANADIAN DOLLARS)

Except share and per share data

CONSOLIDATED STATEMENT OF FINANCIAL POSITION INFORMATION

	YEARS ENDED AUGUST 31,
	2015	2014	2013	2012	2011
Cash	$32,192	$103,215	$196,837	$330,003	$165,266
Total assets	$93,115	$5,296,928	$6,918,196	$8,998,016	$9,575,976
Total liabilities	$3,326,272	$8,016,363	$6,776,052	$6,047,663	$6,848,676
Total shareholders’ equity (deficiency)	$(3,233,160)	$(2,719,435)	$142,144	$2,950,353	$2,727,300

CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION

	YEARS ENDED AUGUST 31,
	2015	2014	2013	2012	2011
Revenue
Natural gas sales, net of royalties	$53,055	$65,024	$30,062	$39,218	$56,916
Expenses
Operating costs	24,910	17,138	9,234	28,471	52,190
Depletion and accretion	-	1,536	13,283	20,509	23,912
General and administrative	89,007	403,425	582,364	705,591	502,474
Interest expense	280,299	284,038	76,763	88,789	68,199
(Gain) loss on derivative liabilities	(2,653,591)	2,735,476	128,041	46,655	(126,410)
(Gain) loss on foreign exchange	415,345	101,427	197,640	36,283	(161,340)
Marketing and public relations	(22,800)	(14,250)	25,763	46,272	88,569
Gain on disposal of subsidiary	(615,881)	-	-	-	-
Stock based compensation	84,250	-	-	95,910	-
Stock based compensation-non employees	28,173	-	-	75,062	-
Accretion of secured convertible note	475,755	-	-	-	-
Gain on settlement of litigation	(120,125)	-	-	-	-
Loss on settlement of debt	-	1,335,935	402,264	1,465,465	-
Impairment loss on exploration and evaluation	-	1,315,276	2,690,568	-	-
Impairment loss on property and equipment	-	-	168,954	50,774	48,249
Impairment loss on marketable securities	-	-	1	-	-
Compensation expense on re-pricing of units	-	-	-	188,625	-
Gain on disposal of marketable securities	-	-	-	-	(8,000)
	(2,014,388)	6,180,001	4,2964,895	2,848,406	487,843

Net income (loss) from continuing operations	2,067,443	(6,114,977)	(4,264,833)	(2,809,188)	(430,927)
Net loss from discontinued operations net of tax	(4,4762,461)	(608)	(1,213)	-	-
Net loss	(2,695,018)	(6,115,585)	(4,266,046)	(2,809,188)	(430,927)

Other comprehensive income (loss)
Items that may be re-classified subsequently to statements of operations
Unrealized loss on marketable securities	(110,525)	-	-	-	-
Foreign currency translation
Continuing operations	-	(203,765)	313,228	(160)	(109,303)
Discontinued operations	(4,692)	3,800	892	-	-
Total other comprehensive income (loss)	(115,217)	(199,965)	314,120	(160)	(109,303)

Net Loss and Comprehensive loss	$(2,810,235)	$(6,315,550)	$(3,951,926)	$(2,809,348)	$(540,230)
Income (loss) per share, basic
Continuing operations	$0.075	$(0.482)	$(0.407)	$(0.344)	$(0.070)
Discontinued operations	$(0.172)	$(0.000)	$(0.000)	$(0.000)	$(0.000)
Loss per share, basic	$(0.097)	$(0.482)	$(0.407)	$(0.344)	$(0.070)
Income (loss) per share, diluted
Continuing operations	$0.055	$(0.482)	$(0.407)	$(0.344)	$(0.070)
Discontinued operations	$(0.172)	$(0.000)	$(0.000)	$(0.000)	$(0.000)
Loss per share, diluted	$(0.117)	$(0.482)	$(0.407)	$(0.344)	$(0.070)

Weighted average shares outstanding, basic*	27,698,938	12,675,329	10,477,429	8,8,176,973	6,385,445
Weighted average shares outstanding, diluted*	37,555,135	12,675,329	10,477,429	8,8,176,973	6,385,445

*Reflects March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.00 per US$0.664 (or US$1.00 per CDN$1.336) as at November 30, 2015.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	YEARS ENDED AUGUST 31,
	2015	2014	2013	2012	2011
Average exchange rate CDN$ per US$1.00	0.7772	0.9214	0.9839	0.9925	0.9783
Average exchange rate US$ per CDN$1.00	1.2228	1.0786	1.0161	1.0075	1.0217

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended November 30, 2015 are as follows:

	Exchange rate CDN$ per US$1.00
Month	Low	High
November 2015	1.3093	1.3360
October 2015	1.2901	1.3242
September 2015	1.3146	1.3414
August 2015	1.2973	1.3301
July 2015	1.2551	1.3059
June 2015	1.2206	1.2547

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

D.	RISK FACTORS

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in our securities.

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.  Both the exploration and development of oil and gas reserves can be capital-intensive businesses. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2015, we had a working capital deficiency of $3,233,160 and an accumulated deficit of $18,023,164. We do not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from August 31, 2015. Our ability to continue operations and fund our liabilities is dependent on our ability to secure additional financing and cash flow. We are pursuing such additional sources of financing and cash flow to fund our operations and obligations and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

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

We have pending litigation which could have a material effect on our financial condition or profitability. In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. During 2013 full amount of the provision had been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables. In addition, in December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favor of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision was transferred to trade and other payables (See - Item 8.A “Consolidated Financial Statements and Other Financial Information – Litigation”).

We have significant trade and other payables, loans payable and shareholder loans payable which may make it difficult to service our debts, and adversely affects our ability to obtain additional financing, engage in any business combinations which affects our operations. At August 31, 2015 we had trade and other payables in the amount of $1,630,809, 10% per annum loans payable on demand in the amount of $1,063,105 and a 10% per annum shareholder loans payable in the amount of $339,588.

If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations. In the event that shareholder loans or notes become payable on demand we may not have sufficient funds to re-pay all of the debt.

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

Risks Factors Relating to Our Common Stock

Our stockholders may have difficulty selling shares of our common stock as there is a limited public trading market for such stock.  There is only a limited public market for our common stock, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the OTC Markets QB.  In addition, our common stock has not been qualified under any applicable state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities:  (i) lack of profits, (ii) need for additional capital, (ii) limited public market for such securities; (iii) the applicability of certain resale requirements under the Securities Act; and (iv) applicable blue sky laws and the other factors discussed in this Risk Factors section.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.   Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of the date of this Annual report we had outstanding the following common share purchase warrants: 7,378,560 warrants exercisable at $0.10 per share. If any of these common share purchase warrants are exercised it would generate additional capital for us. As of the date of this Annual report we had the following share purchase options outstanding; 100,000 exercisable at $1.60 per share and 1,000,000 exercisable at $0.12 per share. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

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

On February 5, 2009, we completed a non-brokered private placement of 2,600,000 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of $130,000. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant was exercisable until February 5, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share. 1407271 Ontario Inc. purchased 1,600,000 units. 1407271 Ontario Inc. is owned 100% by our former President, Ms. Sandra Hall.  Ms. Hall is also the sole director and officer of 1407271.

On February 25, 2009, we completed a non-brokered private placement of 1,000,256 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of approximately $50,013. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant was exercisable until February 25, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share. Sandra Hall, our former president and former director, and Milton Klyman, a director, purchased 600,000 Units and 50,000 Units, respectively.

On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta Ltd. (“1354166 Alberta”), a company incorporated on October 3, 2007 in the Province of Alberta Canada (the "Transaction") under the Business Corporations Act (Alberta).  In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholders’ loans in 1354166 by cash payment. . Each unit was comprised of one share of our common stock (each a "Share") and one purchase warrant (each a "Warrant").  Each Warrant was exercisable until February 27, 2014 to purchase one additional share of our common stock at a purchase price of $0.07 per share. 1354166 is a private company that has a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area of Alberta, Canada.

On February 27, 2009, we entered into an agreement with a non-related party, to convert debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit (the "Debt Settlement").  Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant was exercisable until February 27, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.

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

On August 31, 2010, we acquired 100% of the issued and outstanding membership interests of Dyami Energy LLC, a Texas limited liability corporation for consideration of $4,218,812. (US$3,965,422) satisfied by (i) the issuance of 3,418,467 units of the Company. Each unit is comprised of one common share and one-half a purchase warrant. Each full warrant was exercisable into one additional common share at US$1.00 per share on or before August 31, 2014 (the “Units’) and (ii) the assumption of $1,021,344 (US$960,000) of Dyami Energy debt by way of a secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). The 6% per annum note was secured by Dyami’s interest in the Matthews and Murphy leases and was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. Commencing January 1, 2012 the interest rate increased from 6% to 10% and the due date of the note was extended to August 31, 2013, or within 15 days of written demand to us, or upon us closing of a cash financing or series of cash financings closing after the date of this agreement in excess of US$2,500,000 (Two Million, Five Hundred Thousand USA dollars), (the “Funding Threshold”) in which case fifty cents of every one dollar exceeding the Funding Threshold will be allocated to the Note until paid in full or upon an Event of Default. On January 3, 2012 we issued 515,406 pre forward split common shares to shares Benchmark as full settlement of interest due at December 31, 2011 in the amount of $103,028.

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

During the year ended August 31, 2011 we paid $110,000 loan payable.

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

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for our wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy leases on the books of Dyami Energy prior to its dissolution were recorded by the Company.

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

On December 3, 2013, (amended January 21, 2014) we had entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex acted as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014, October 6, 2014, January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling US$303,712 (CDN$378,577) as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

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

Effective March 31, 2015, we entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to us and Quadrant, and issued to us 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid to us under the settlement agreement. On May 12, 2015 we incorporated EEZ Operating Inc., in the state of Texas and took over as the operator of the Matthews Lease.

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units. Accordingly, the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

At August 31, 2014, the Company had a secured convertible promissory note payable with a face value of (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) between the Company and Benchmark Enterprises Inc., (“Benchmark”) the Company had granted and conveyed a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, the Company was unable to pay the Note $1,608,149 US$1,216,175 plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 10,000,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

On August 13, 2015, the Company filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, the Company obtained a judgment against Stratex in the amount of $62,069.

On December 22, 2015, the Company issued 5,000,000 common shares in the capital of the Company at a price of $0.01 per share for gross proceeds of $50,000.

On December 22, 2015, the Company issued a total of 103,299,838 units at CDN $0.01 in the capital of the Company pursuant to the anti-dilution clause of the August 30, 2014 debt settlement agreements of $1,180,570. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recorded as a loss on settlement of debt.

On December 22, 2015, the Company issued a total of 95,431,100 common shares in the capital of the Company at a price of US$0.01 per share upon the conversion of debt in the aggregate amount of $1,274,291 (US$954,311). The amount allocated to common shares based on fair value was $6,371,457 and $5,097,166 was recorded as a loss on settlement of debt.

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

Directly and through our wholly owned subsidiary 1354166 Alberta Ltd., we are primarily engaged in the development, acquisition and production of oil and gas interests located in Alberta, Canada.

We have a 0.5% Non-Convertible Overriding Royalty (“NCOR”) in a natural gas well located in Haynes, Alberta, Canada and a 5.1975% working interest in a natural gas unit located in Alberta, Canada both of which are carried on our consolidated statement of financial position at Nil.

We have a 0.3% Net Smelter Return Royalty on 8 patented mining claims located in Red Lake, Ontario, Canada carried on our consolidated statement of financial position at Nil.

For the three fiscal years ending August 31, 2015, 2014 and 2013 the total revenue, net of royalties derived from the sale of our natural gas interests in Canada was as follows:

Year	Total Net Revenue
August 31, 2015	$53,055
August 31, 2014	$65,024
August 31, 2013	$30,062

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

We have one wholly owned subsidiary, 1354166 Alberta Ltd. a company incorporated under the Business Corporations Act (Alberta) (“1354166 Alberta”). Effective August 31, 2015, we assigned the issued and outstanding shares of Eagleford Energy, Zavala Inc. a company incorporated in Nevada (“Zavala Inc.”) and its subsidiary EEZ Operating Inc. a company incorporated in Texas (“EEZ Operating”) and part of the settlement of a secured convertible note payable and discontinued the operations of Zavala Inc.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices consist of approximately 850 square feet of office space and are rented at $1,500 per month on a month to month basis.  The address of our executive offices is 1 King Street West, Suite 1505, Toronto, Ontario Canada.

Canada

We hold directly a 0.05% NCOR in a natural gas well located in Haynes, Alberta, Canada.

We hold through our wholly owned subsidiary 1354166 Alberta a 5.1975% working interest in a natural gas unit located in Botha, Alberta, Canada.

We have a 0.03% Net Smelter Return Royalty on eight patented mining claims located in Red Lake, Ontario, Canada.

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

Internal Controls for Reserves Reporting: For the year ended August 31, 2015, 2014 and 2013 we had no recordable reserves or discernable future net revenue. A significant component of our internal controls in our reserve estimation effort is our practice of using a qualified independent third-party reserve engineering firm to prepare 100% of our year-end proved and probable reserves. The Board of Directors of the Company reviews the reserves estimates and procedures prior to acceptance of the reports.   The Board of Directors has sufficient technical training and experience to review and approve the reports.

Our director, Mr. Cassina chair of our petroleum and natural gas committee maintains oversight and compliance responsibility for the internal reserve estimate process and provides appropriate data to our independent third party reserve engineers to estimate our year-end reserves. Mr. Cassina has sufficient technical training and experience to review and approve the reports.

Independence and Qualifications of Reserve Preparer: For the year ended August 31, 2013 we recorded an impairment loss of our full carrying costs of $168,954 as a result of no recordable reserves and no discernable future net revenue being assigned by the qualified independent third-party reserve engineering firm for our 5.1975% working interest in a natural gas unit located in the Botha area Northwest, Alberta near the town of Manning, Canada held through our wholly owned subsidiary 1354166 Alberta which is carried on the consolidated statement of financial position at nil During the year ended August 31, 2013, the producing wells in the Botha property were shut in by the operator. As we had no recordable reserves or discernable future net revenue at August 31, 2015, 2014 and 2013, we did not retain an independent reserves evaluator.

Production Volume:   The following table sets forth the net quantities of natural gas produced during the fiscal years ended August 31, 2015, 2014 and 2013.

August 31,	2015	2014	2013
Natural Gas (Mcf)	22,406	19,244	13,431

Historical Production:   The following table sets out our net share of production, average sales prices, average royalties, production costs and average net back per unit of production for the fiscal years ended August 31, 2015, 2014 and 2013.

	For the Years Ended
Historical Production	August 31, 2015	August 31, 2014	August 31, 2013
Natural Gas – Mcf/d	61	53	37
Natural Gas Prices- $/Mcf	$3.06	$4.34	$2.15
Royalty Costs - $/Mcf	0.70	0.96	0.62
Production Costs - $/Mcf	1.07	0.89	0.62
Net Back - $/Mcf	$1.29	$2.49	$0.89

Producing and Non-Producing Wells:   The following table sets out the number of gross and net producing oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that we have an interest in by location at August 31, 2015, 2014 and 2013. A gross well is a well in which we own an interest.  A net well represents the fractional interest we own in gross wells.

August 31	2015		2014		2013
Alberta, Canada	Gross	Net	Gross	Net	Gross	Net
Natural Gas Wells-Producing	3.0	.05175	3.0	.05175	3.0	.05175
Natural Gas Wells-Non Producing	9.0	.05175	9.0	.05175	9.0	.05175
Texas, USA
Oil Wells – Producing	-	-	-	-	-	-
Oil Wells – Non Producing	-	-	3.0	.4444	7.0	.66666

The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of August 31, 2015, 2014 and 2013. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta and on the basis of stated lease terms in conjunction with the Texas Rail Road Commission.  Our developed acreage is located in Alberta, Canada.

August 31,	2015		2014		2012
	Gross	Net	Gross	Net	Gross	Net
Developed Acreage, Canada	8,320	432	8,320	432	8,320	432
Undeveloped Acreage, USA	-	-	2,629	1,314.5	5,266	4,793

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

The Company’s abandonment and reclamation obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company has estimated the net present value of these obligations to be $11,563 at August 31, 2015 based on an undiscounted total future liability of $11,563. These payments are expected to be incurred during fiscal 2016.

Capitalized Costs related to oil and gas activities: The following table summarizes the costs incurred in our oil and gas interests for acquisition, exploration, development activities and impairments for the three years ended August 31, 2015, 2014 and 2013.

Property, Plant and Equipment	2015	2014	2013
Net book value at September 1	$-	$-	$175,000
Depletion	-	-	(10,212)
Change in decommissioning obligation estimates	-	-	(4,166)
Impairment	-	-	(168,954)
Total Property, Plant and Equipment	-	-	-
Exploration and Evaluation Assets
Net book value at September 1	$5,036,592	$6,535,278	8,475,487
Additions, net	109,874	113,578	404,818
Change in decommissioning obligation estimates	(11,253)	7,225	(9,268)
Impairment	(4,490,045)	(1,675,749)	(2,690,568)
Deconsolidation of Zavala Inc.	(1,212,996)	-	-
Foreign Exchange	567,828	82,686	354,809
Decommissioning obligations (disposal)	-	(26,426)	-
Total Exploration and Evaluation Assets	$-	5,036,592	6,535,278
Total Capitalized	$-	$5,036,592	$6,535,278

The Company’s exploration and evaluation assets were located in Texas, USA. During the year ended August 31, 2015, the Company recorded an impairment of $4,490,045 on its Matthews Lease as a result of the estimated reduction of leasehold acreage of the Matthews Lease and fair value upon the settlement of a secured convertible note. Effective August 31, 2015, the Company deconsolidated Zavala Inc. upon the assignment of Zavala Inc.’s common shares as partial satisfaction of the secured note extinguishment (Note 9 and Note16 a to the consolidated financial statements). During the year ended August 31, 2014, an impairment of $1,675,749 was recorded on the Murphy Lease (Note 16 b to the consolidated financial statements).

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

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex acted as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014, October 6, 2014, January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling $378,577 (US$303,712) as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 for Zavala Inc.’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputed the claim citing $300,000 paid by us was to be credited against the minimum royalties which Stratex failed to do. We paid the US$152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV).Effective March 31, 2015, we entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to us and Quadrant, and issued to us 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid to the Company.

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units. Accordingly, the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

At August 31, 2014, we had a secured convertible promissory note payable with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) between the Company and Benchmark Enterprises Inc., (“Benchmark”) the Company had granted and conveyed a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, the Company was unable to pay the Note (US$1,216,175) plus interest of US$121,618, totalling US$1,337,793, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 10,000,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter of fiscal 2014 (Note 16 b to the consolidated financial statements).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2015 and 2014 and notes thereto included under Item 18. We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010.

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

Overview

Eagleford Energy Corp. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at $Nil. The Company filed Articles of Amendment effective August 25, 2014 consolidating its common shares on the basis of one (1) common share for every ten (10) common shares and changed its name to Eagleford Energy Corp. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the OTC Markets (OTCQB) under the symbol EGFDF.

The Company’s Consolidated Financial Statements for the year ended August 31, 2015 and 2014 include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) and Zavala Inc.’s wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) incorporated May 12, 2015 until the date of disposition of Zavala Inc., on August 31, 2015. Accordingly Zavala Inc., has been deconsolidated and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows. All Intercompany balances and transactions have been eliminated on consolidation. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and Dyami Energy was dissolved effective April 3, 2014. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows as an impairment of the net assets and liabilities on dissolution of subsidiary (see Note 16 a and b to the Consolidated Financial Statements, Discontinued Operations and Dissolution of Subsidiary).

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

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2015 and August 31, 2014 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended August 31, 2015. The Company is not subject to any externally imposed restrictions on its capital requirements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Our consolidated financial statements for the years ended August 31, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) (See Item 18– Financial Statements). We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010.

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $3,233,160 (2014: $3,489,237) and an accumulated deficit of $18,023,164 (2013: $15,328,146). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Committee (“IFRAC”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 23, 2015, the date the Board of Directors approved the consolidated financial statements.

Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta, a company operating in the province of Alberta, Canada, is Canadian dollars. The functional currency of the Company’s former wholly-owned Nevada subsidiary, Zavala Inc., and its’ wholly-owned subsidiary EEZ Operating a Texas company, incorporated May 12, 2015 was United States dollars. The Company’s former wholly-owned Texas subsidiary, Dyami functional currency was United States dollars.

Use of Estimates and Judgments

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta a company operating in the province of Alberta, Zavala Inc. a Nevada company and its wholly owned subsidiary EEZ Operating a Texas company incorporated May 12, 2015, until the date of disposition of Zavala Inc., on August 31, 2015 and Dyami which was dissolved effective April 3, 2014.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exits which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenues from the production of oil and gas properties from 1354166 Alberta are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currency

Items included in the consolidated financial statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in other comprehensive income.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

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

Discontinued Operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and accordingly its operations have been treated as discontinued operations in the Company’s consolidated financial statements.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in the consolidated statement of operations. The Company’s other comprehensive income (loss) is comprised of foreign currency translation reserve and available for-sale-assets.

Foreign currency translation is related to translation differences between the Company’s US dollar functional currency subsidiaries converted into Canadian dollars at the period end exchange rates, and their results of operations converted at average rates of exchange for the period.

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

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

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

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company has classified its marketable securities as “available for sale”.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. Adjustments to the fair value of the marketable securities at the financial position date are recorded to comprehensive income. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition.

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

The Company had a secured convertible note payable that had a conversion feature which may convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lesser of a price equal to the 30-day rolling weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the (“Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the conversion unit.

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

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, IFRS 9 Financial Instruments (2010) and November 2013 IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2014. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRIC 21 Levies.

Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2015	Canada	United States	Total
Net revenue, continuing operations	$53,055	-	$53,055
Net income, continuing operations	$2,067,443		$2,067,443
Net loss, discontinued operations	-	$(4,762,461)	$(4,762,461)
Net income (loss)	$2,067,443	$(4,762,461)	$(2,695,018)

For the year ended August 31, 2014	Canada	United States	Total
Net revenue, continuing operations	$65,024	-	$65,024
Net loss, continuing operations	$(6,114,977)	-	$(6,114,977)
Net loss, discontinued operations	-	$(608)	$(608)
Net loss	$(6,114,977)	$(608)	$(6,115,585)

For the year ended August 31, 2013	Canada	United States	Total
Net revenue, continuing operations	$30,062	-	$30,062
Net loss, continuing operations	$(4,264,833)	-	$(4,264,833)
Net loss, discontinued operations	-	$(1,213)	$(1,213)
Net loss	$(4,264,833)	$(1,213)	$(4,266,046)

As at August 31, 2015	Canada	United States	Total
Total Assets	$93,115	-	$93,115
Total Liabilities	$(3,326,275)	-	$(3,326,275)

As at August 31, 2014	Canada	United States	Total
Total Assets	$179,888	$5,117,040	$5,296,928
Total Liabilities	$6,991,287	$1,025,076	$8,016,363

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

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2013	12,262,517	$7,050,350
Warrants exercised (Note 12 b (a))	651,904	306,405
Debt settlement (Note 12 b (c))	14,757,120	1,715,426
Balance August 31, 2014	27,671,541	9,072,181
Common shares issuable upon the settlement of secured convertible note (Note 9)**	10,000,000	925,611
Balance August 31, 2015	37,671,541	$9,997,792

* Reflects the August 25, 2014 one-for-ten stock consolidation

**Common shares issuable upon the settlement of the secured convertible note subsequent to August 31, 2015 (see Note 9 to the consolidated financial statements)

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2015		August 31, 2014
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	9,293,560	$0.18	4,020,095	$0.40
Warrants exercised (Note 12 b (a))			(651,904)	$0.35
Warrants expired (Note 12 b (d) and (b))	(1,915,000)	$0.50	(1,453,191)	$0.35
Warrants issued (Note 12 (c))			7,378,560	$0.10
Balance, end of period	7,378,560	$0.10	9,293,560	$0.18

* Reflects the August 25, 2014 one-for-ten stock consolidation

(a)           Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (see Note 8 to the Consolidated Financial Statements).

(b)           On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(c)           Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (see Note 9 and 10 to the Consolidated Financial Statements).

(d)           On January 24, 2015, 600,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 1,315,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(e)             Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 10 million shares of common stock of the Company with a fair value of $925,611 (Note 9 to the Consolidated Financial Statements).

The following table summarizes the outstanding warrants as at August 31, 2015 and 2014, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
7,378,560	$0.10	August 30, 2017	2.00	801,079

* Reflects the August 25, 2014 one-for-ten stock consolidation

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	1,970,968

* Reflects the August 25, 2014 one-for-ten stock consolidation

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31, 2015	August 31, 2014 (*)
Weighted Average Shares Outstanding, basic	27,698,938	12,675,329
Weighted Average Shares Outstanding, diluted	37,555,135	12,675,329

* Reflects the August 25, 2014 one-for-ten stock consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2014 and 2013	105,000	$1.64
Granted	1,000,000	0.12
Expired	(5,000)	(1.64)
Balance, August 31, 2015	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

The following table is a summary of the Company's stock options outstanding and exercisable as at August 31, 2015 and 2014, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	1.50	100,000	$1.60
$0.12	1,000,000	$0.12	4.20	1,000,000	$0.12
	1,100,000	$0.25	3.95	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the August 25, 2014 one-for-ten stock consolidation

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

November 12, 2014
Weighted average fair value per option	$0.11
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil

e)	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2013	$506,200
Warrants expired (Note 12 b to the Consolidated Financial Statements)	174,399
Derivative warrants expired (Note 10 to the Consolidated Financial Statements)	709,299
Balance, August 31, 2014	1,389,898
Stock options expired (Note 12 d to the Consolidated Financial Statements)	11,112
Warrants expired (Note 12 b to the Consolidated Financial Statements)	1,169,889
Derivative warrants expired Note 10 to the Consolidated Financial Statements)	1,258,206
Balance, August 31, 2015	$3,829,105

OVERALL PERFORMANCE

For the year ended August 31, 2015, revenue, net of royalties was down $11,969 to $53,055 compared to $65,024 for the year ended August 31, 2014. The decrease in net revenue for the year ended August 31, 2015, was a result of lower prices received for natural gas from the Company’s Botha, Alberta property. Net income from continuing operations for the year ended August 31, 2015 was $2,067,443 compared to a net loss from continuing operations of $6,114,977 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms JDA, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 for Zavala Inc.’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputed the claim and effective March 31, 2015, the Company entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the Stratex JDA, to the Company and Quadrant, and issued to the Company 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 is to be paid to the Company. EEZ Operating thereafter became the operator of the Matthews Lease.

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014; October 6, 2014; January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling $378,577 (US$303,712) as at August 31, 2015, as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units. Accordingly, the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

At August 31, 2014, the Company had a secured convertible promissory note payable with a face value of (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) between the Company and Benchmark Enterprises Inc., (“Benchmark”) the Company had granted and conveyed a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, the Company was unable to pay the Note $1,608,149 US$1,216,175 plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 10,000,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

SELECTED ANNUAL INFORMATION

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2015	2014	2013
Revenue, net of royalties	$53,055	$65,024	$30,062
Net income (loss) per share from continuing operations	$2,067,443	$(6,114,977)	$(4,264,833)
Income (loss) per share from continuing operations, basic	$0.075	$(0.482)	$(0.407)
Income (loss) per share from continuing operations, diluted	$0.055	$(0.482)	$(0.407)
Assets	$93,115	$5,296,928	$6,918,196
Long term liabilities	$-	$4,266,790	$1,407,822

August 31, 2015 – 2014

For the year ended August 31, 2015, revenue, net of royalties was down $11,969 to $53,055 compared to $65,024 for the year ended August 31, 2014. The decrease in net revenue for the year ended August 31, 2015 was a result of lower prices received for natural gas from the Company’s Botha, Alberta property. Net income from continuing operations for the year ended August 31, 2015 was $2,067,443 compared to a net loss from continuing operations of $6,114,977 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014. During fiscal 2015, the President forgave $306,250 of management fees accrued.

August 31, 2014 - 2013

For the year ended August 31, 2014, revenue, net of royalties was up $34,962 to $65,024 compared to $30,062 for the year ended August 31, 2013. The increase in net revenue during 2014, was primarily attributed to increases in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss from continuing operations for the year ended August 31, 2014 was $6,114,977 compared to a net loss from continuing operations of $4,264,833 for the year ended August 31, 2013. The increase in net loss during 2014, was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014, which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $$402,264 during fiscal 2013. During fiscal 2014, the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

RESULTS OF OPERATIONS–CONTINUING OPERATIONS

	For the Years Ended
Historical	August 31
Production	2015	2014	2013

Natural gas – mcf/d	61	53	37
Historical Prices
Natural Gas - $/mcf	$3.06	$4.34	$2.15
Royalties costs - $/mcf	$0.70	$0.96	$0.62
Production costs - $/mcf	$1.07	$0.89	$0.62
Net back - $/mcf	$1.29	$2.49	$0.89
Operations
Revenue, net of royalties	$53,055	$65,024	$30,062
Net income (loss) per share from continuing operations	$2,067,443	$(6,114,977)	$(4,264,833)
Income (loss) per share from continuing operations, basic	$0.075	$(0.482)	$(0.407)
Income (loss) per share from continuing operations, diluted	$0.055	$(0.482)	$(0.407)

Production Volume

For the year ended August 31, 2015, average natural gas sales volumes slightly increased by 8mcf/d to 61 mcf/d compared to 53 mcf/d for the same period in 2014. Total production volume for the year ended August 31, 2015, was 22,406 mcf compared to 19,244 mcf for the twelve month period ended August 31, 2014.

For the year ended August 31, 2014, average natural gas sales volumes increased by 16 mcf/d to 53 mcf/d compared to 37 mcf/d for the same period in 2013. Total production volume for the year ended August 31, 2014, was 19,244 mcf compared to 13,431 mcf for the twelve month period ended August 31, 2013.

Commodity Prices

For the year ended August 31, 2015, average natural gas prices received per mcf decreased to $3.06 compared to $4.34 for the year ended August 31, 2014.

For the year ended August 31, 2014, average natural gas prices received per mcf increased to $4.34 compared to $2.15 for the year ended August 31, 2013.

The increases and decreases in average natural gas prices received is attributed to fluctuations in commodity prices for natural gas.

Revenue, Net of Royalties	For the Years Ended
	August 31,
	2015	2014	2013
Natural gas sales	$68,628	$83,471	$38,620
Royalties	(15,573)	(18,447)	(8,558)
Revenue, net of royalties	$53,055	$65,024	$30,062

Natural gas sales for the year ended August 31, 2015, were down $14,843 to $68,628 compared to $83,471 for the year ended August 31, 2014. The decrease in sales for fiscal 2015 was attributed to decreased commodity prices received for natural gas.

Natural gas sales for the year ended August 31, 2014, were up $44,851 to $83,471 compared to $38,620 for the year ended August 31, 2013.The increase in sales for fiscal 2014 was attributed to higher production volume and increased commodity prices received for natural gas.

Royalties for the year ended August 31, 2015, were down $2,874 to $15,573 versus royalties of $18,447 for the same twelve month period in 2014.

Royalties for the year ended August 31, 2014, were up $9,889 to $18,447 versus $8,558 for the same twelve month period in 2013 resulting from higher production volume in fiscal 2014.

Revenue, net of royalties for the year ended August 31, 2015, was lower by $11,969 to $53,055 compared to revenue, net of royalties of $65,024 for the year ended August 31, 2014.

Revenue, net of royalties for the year ended August 31, 2014, increased by $34,962 to $65,024 compared to $30,062 for the same twelve month period ended August 31, 2013.

Operating Costs

For year ended August 31, 2015, operating costs were $24,910 compared to operating costs of $17,138 for the year ended August 31, 2014.

For year ended August 31, 2014, operating costs were $17,138 compared to operating costs of $9,234 for the year ended August 31, 2013.

The increase in operating costs for the years ended August 31, 2015 and August 31, 2014, was primarily a result of higher production volume and activity on the Company’s Botha, Alberta wells.

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2015 was $Nil compared to $1,536 for the year ended August 31, 2014. The decrease in depletion and accretion for the year ended August 31, 2015, was attributed to the disposition of the Company’s wholly-owned subsidiary, Zavala Inc., effective August 31, 2015.

Depletion and accretion for the year ended August 31, 2014, decreased by $11,747 to $1,536 compared to $13,283 for the year ended August 31, 2013. The decrease in depletion and accretion for the year ended August 31, 2014, was primarily attributed to the impairment of the carrying costs of the Company’s Botha, Alberta property during fiscal 2013.

General and Administrative Expenses	For the Years Ended August 31,
	2015	2014	2013
Professional fees	$91,233	$158,399	$251,165
Head office costs	42,000	44,925	48,850
Management fees	(156,250)	75,000	75,000
Transfer and registrar costs	9,053	18,218	7,591
Shareholders information	34,187	35,689	33,017
Office and general costs	5,384	2,350	3,966
Directors fees	2,400	3,100	3,200
Consulting fees and expenses	61,000	65,744	83,792
Advisory fees	-	—	65,724
Reserve report fees	-	-	10,059
Total	$89,007	$403,425	$582,364

General and administrative expenses for the year ended August 31, 2015, were $314,418 lower to $89,007 compared to $403,425 for the year ended August 31, 2014. The decrease in expenses during fiscal 2015 was primarily attributed to a decrease in management fees of $231,250 as a result of $306,250 of management fees forgiven in the current year compared to management fees charged in the prior period in 2014 of $75,000. Also for the year ended August 31, 2015, the Company’s professional fees decreased by $67,166 to $91,233 compared to $158,399 for the year ended August 31, 2014. The professional fee decreases were primarily related to a reduction in litigation costs related to the Matthews Lease, Texas. During fiscal 2015, the Company also experienced a reduction in consulting fees of $4,744 and a decrease in transfer and registrar costs of $9,165. During fiscal 2014, the Company completed a 1-for-10 stock consolidation which resulted in higher transfer and registrar costs.

General and administrative expenses for the year ended August 31, 2014, were $178,939 lower to $403,425 compared to $582,364 for the year ended August 31, 2013. The decrease in expenses during fiscal 2014 was primarily attributed to a decrease in professional fees of $92,766 to $158,399 compared to $251,165 for the year ended August 31, 2013. The professional fee decreases were primarily related to a reduction in litigation costs related to the Matthews Lease, Texas as a result of the settlement of claims in 2013. During the year ended August 31, 2014, advisory fees decreased by $65,724 to $Nil compared to $65,724 for the same twelve month period in 2013 as a result of the expiry of an investment banking agreement. For the year ended August 31, 2014, consulting fees were reduced by $18,048 to $65,744 compared to $83,792 during fiscal 2013. In addition, during fiscal 2014 the Company recorded an increase in transfer and registrar costs of $10,627 to $18,218 compared to $7,591 for the year ended August 31, 2013. During fiscal 2014, the Company completed a 1-for-10 stock consolidation which resulted in higher transfer and registrar costs. During fiscal 2014, the Company recorded a decrease in reserve report fees of $10,059 to $Nil compared to $10,059 in fiscal 2013 as a result of no reserves and no future net revenue being assigned to the Company’s Botha Alberta Property by an independent reserves evaluator in fiscal 2014.

Interest Expense

For the year ended August 31, 2015, the Company recorded interest costs of $280,299 compared to interest costs of $284,038 for the year ended August 31, 2014. The decrease in interest costs during the year ended August 31, 2015 was primarily attributed to a reduction shareholder loans compared to the prior period in 2014.

For the year ended August 31, 2014, the Company recorded interest costs of $284,038 versus interest costs of $76,783 for the year ended August 31, 2013. The increase in interest costs during the year ended August 31, 2014 was primarily attributed to decreases in borrowing costs capitalized as a result of the impairment loss recorded on exploration and evaluation assets.

Gain (Loss) on Derivative Liabilities

For the year ended August 31, 2015, the Company recorded a gain on derivative liabilities of $2,653,591 compared to a loss on derivative liabilities of $2,735,476 for the year ended August 31, 2014 as follows:

Derivative Warrant Liabilities

For the year ended August 31, 2015, the Company recorded an unrealized loss on derivative warrant liabilities of $214,109 compared to an unrealized loss on derivative warrant liabilities of $57,725 for the year ended August 31, 2014.

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

Derivative Unit Liabilities

During the year ended August 31, 2015, the Company recorded a gain derivative unit liabilities of $2,867,700 compared to a loss of $2,677,751 for the year ended August 31, 2014.

During the year ended August 31, 2014, the Company recorded a loss on derivative unit liabilities of $2,677,751 compared to $Nil for the year ended August 31, 2013.

At August 31, 2014, the Company had a secured convertible note payable with a face value of US$1,216,175 (the “Note”). The Note had a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant. Since both the common share component and warrant component contained a variable exercise/conversion price, the conversion unit met the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the conversion unit was a derivative liability that required fair value measurement each period.

At August 31, 2015, the Company wrote down derivative unit liabilities to fair value being the face value of the Note in the amount of $1,608,149 (US$1,216,175), upon the extinguishment of the Note.

Loss on Foreign Exchange

For the year ended August 31, 2015, the Company recorded a loss on foreign exchange of $415,345 versus a loss on foreign exchange of $101,427 for year ended August 31, 2014.

For the year ended August 31, 2014, the Company recorded a loss on foreign exchange of $101,427 versus a loss on foreign exchange of $197,640 for year ended August 31, 2013.

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Marketing and Public Relations

For the year ended August 31, 2015, the Company recorded a recovery of prior marketing and public relations costs of $22,800 versus a recovery of marketing and public relations costs of $14,250 for the year ended August 31, 2014. The recovery of costs relates to the reversal of prior accruals.

For the year ended August 31, 2014, the Company recorded a recovery of marketing and public relations costs of $14,250 compared to marketing and public relations expense of $25,763 for the year ended August 31, 2013.

Gain on Disposal of Subsidiary

At August 31, 2015, the Company settled a secured convertible note payable with a face value of $1,608,149 (US$1,216,175) plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793) by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 10,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015, at which time the Company realized a foreign exchange translation gain of $615,881 (August 31, 2014 $Nil).

Stock Based Compensation

For the year ended August 31, 2015, the Company recorded stock based compensation of $84,520 compared to $Nil for the same twelve month period in 2014 (August 31, 2013: $Nil).

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019.

Stock Based Compensation-Non Employees

For the year ended August 31, 2015, the Company recorded stock based compensation for non-employees of $28,173 compared to $Nil for the year ended August 31, 2014.

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019.

Accretion of Secured Convertible Note

For the year ended August 31, 2015, the Company recorded accretion on the secured convertible note in the amount of $475,755 compared to $Nil for the year ended August 31, 2014 (August 31, 2013: $Nil).

At August 31, 2014, the Company had a secured convertible note payable with a face value of US$1,216,175 (August 31, 2014: US$1,216,175) (the “Note”). The Note was being accreted up to its face value based on an effective interest rate until the date of extinguishment on August 31, 2015.

Gain on Settlement of Litigation

For the year ended August 31, 2015, the Company recorded a gain on settlement of litigation in the amount of $120,125 compared to $Nil for the year ended August 31, 2014.

Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex Oil & Gas Holdings, Inc. (“Stratex”) exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to gain on settlement of litigation, and marketable securities.

Loss on Settlement of Debt

For the year ended August 31, 2015, the Company recorded a loss on settlement of debt in the amount of $Nil compared to loss on settlement of debt $1,335,935 for the same twelve month period in 2014. During fiscal 2014, the Company issued 14,757,102 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt.

For the year ended August 31, 2014, the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $402,264 for the same twelve month period in 2013.

Impairment Loss on Exploration and Evaluation Assets

As at and for the year ended August 31, 2015, the Company recorded an impairment loss on exploration and evaluation assets of $Nil compared to a net impairment loss of $1,315,276 during fiscal 2014, upon the dissolution of Dyami Energy.

During the year August 31, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy leases on the books of Dyami Energy prior to its dissolution were recorded by the Company. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary.

As at and for the year ended August 31, 2014, the Company recorded a net impairment loss of $1,315,276 compared to an impairment loss of $2,690,568 on its Murphy Lease, Zavala County, Texas during fiscal 2013.

For the year ended August 31, 2013, the Company recorded an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believed the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell.

Impairment Loss on Property and Equipment

For the years ended August 31, 2015 and 2014, the Company recorded an impairment loss on property and equipment of $Nil

For the year ended August 31, 2013, the Company recorded an impairment loss on the Botha Alberta Property in the amount of $168,954 as a result of no reserves and no future net revenue being assigned by the independent reserves evaluator.

Impairment Loss on Marketable Securities

For the years ended August 31, 2015 and 2014 the Company recorded an impairment loss on marketable securities of $Nil. For the year ended August 31, 2013, the fair value of the securities were written down to $Nil and an impairment loss of $1.00 was recorded.

Net Income (Loss) from Continuing Operations

Net income from continuing operations for the year ended August 31, 2015, was $2,067,443 compared to a net loss of $6,114,977 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was primarily attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015 the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015 was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015 the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014. During fiscal 2015, the President forgave $306,250 of management fees accrued.

Net loss from continuing operations for the year ended August 31, 2014, was $6,114,977 compared to a net loss of $4,264,833 for the year ended August 31, 2013. The increase in net loss during 2014 was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014 which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $402,264 during fiscal 2013. During fiscal 2014 the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

Net Loss from Discontinued Operations Net of Tax

Net loss from discontinued operations for the year ended August 31, 2015, was $4,762,461 compared to a loss from discontinued operations of $608 for the year ended August 31, 2014. The increase during fiscal 2015 was primarily related to an impairment of exploration and evaluation assets of $4,490,045 versus $Nil for the year ended August 31, 2015. For the year ended August 31, 2015, professional fees increased by $66,632 as well as increases to general and administrative costs.

Net loss from discontinued operations for the year ended August 31, 2014, was $608 compared to a loss from discontinued operations of $1,213 for the year ended August 31, 2013.

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc., and issued 10,000,000 shares of common stock of the Company as settlement of a Secured Convertible Note in the amount of $1,608,149 plus interest of $154,179, totaling $1,762,328. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc. for the years set out:

	August 31, 2015	August 31, 2014	August 31, 2013
Expenses
Accretion	$1,498	$913	$-
General and administrative (recovery)	73,347	(305)	1,213
Bad debt expense	29,756	-	-
Impairment loss on marketable securities	167,815	-	-
Impairment loss on exploration and evaluation assets	4,490,045	-	-
Loss from discontinued operations	(4,762,461)	(608)	(1,213)
Foreign currency translation	(4,692)	3,800	892
Comprehensive income (loss) from discontinued operations	$(4,767,153)	$3,192	$(321)
Loss per share basic and diluted from discontinued operations	$(0.172)	$(0.000)	$(0.000)

Net Loss

Net loss for the year ended August 31, 2015, was $2,695,018 compared to a net loss of $6,115,585 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015 the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015 was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015 the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014. During fiscal 2015, the President forgave $306,250 of management fees accrued. For the year ended August 31, 2015, the Company recorded an impairment loss on exploration and evaluation assets of $4,490,045 versus an impairment loss of $1,315,276 for the year ended August 31, 2014.

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

Other Comprehensive Income (Loss)

Unrealized Loss on Marketable Securities-Continuing Operations

For the year ended August 31, 2015, the Company recorded an unrealized loss on marketable securities of $110,525 versus a loss of $Nil for the year ended August 31, 2014.

Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to marketable securities and gain on settlement of litigation.

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

Foreign Currency Translation-Continuing Operations

For the year ended August 31, 2015, the Company recorded a loss on translation of foreign subsidiary of $Nil versus a loss of $203,765 for the year ended August 31, 2014.

For the year ended August 31, 2014, the Company recorded a loss on translation of foreign subsidiary of $203,765 versus a gain of $313,228 for the year ended August 31, 2013.

These losses are related to translation differences between Dyami Energy’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Foreign Currency Translation-Discontinued Operations

For the year ended August 31, 2015, the Company recorded a loss on translation of foreign subsidiary of $4,692 versus a gain of $3,800 for the year ended August 31, 2014.

For the year ended August 31, 2014, the Company recorded a gain on translation of foreign subsidiary of $3,800 versus a gain of $892 for the year ended August 31, 2013.

These losses are related to translation differences between Zavala Inc.’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Total Other Comprehensive Income (Loss)

Total other comprehensive loss for the year ended August 31, 2015, was $115,217 compared to a total other comprehensive loss of $199,965 for the year ended August 31, 2014.

Total other comprehensive loss for the year ended August 31, 2014, was $199,965 compared to total other comprehensive income of $314,120 for the year ended August 31, 2013.

Net Loss and Comprehensive Loss

Total comprehensive loss for the year ended August 31, 2015, was $2,810,235 compared to a total loss and comprehensive loss of $6,315,550 for the year ended August 31, 2014.

Total loss and comprehensive loss for the year ended August 31, 2014, was $6,315,550 compared to a total loss and comprehensive loss of $3,951,926 for the year ended August 31, 2013.

Earnings (Loss) per Share, Basic

Basic earnings per share from continuing operations for the year ended August 31, 2015, was $0.075 compared to a basic loss per share from continuing operations of $0.482 for the same period in 2014.

Basic loss per share from continuing operations for the year ended August 31, 2014, was $0.482 compared to a basic loss per share from continuing operations of $0.407 for the same period in 2013.

Basic loss per share from discontinued operations for the year ended August 31, 2015, was $0.172 compared to a basic loss per share discontinued operations of $0.000 for the same period in 2014.

Basic loss per share from discontinued operations for the year ended August 31, 2014, was $0.000 compared to a basic loss per share from discontinued operations of $0.000 for the same period in 2013.

Total Loss per Share, Basic

Total basic loss per share for the year ended August 31, 2015, was $0.097 compared to a total basic loss per share of $0.482 for the same period in 2014.

Total basic loss per share for the year ended August 31, 2014, was $0.482 compared to a total basic loss per share of $0.407 for the same period in 2013.

Earnings (Loss) per Share, Diluted

Diluted earnings per share from continuing operations for the year ended August 31, 2015, was $0.055 compared to a diluted loss per share from continuing operations of $0.482 for the same period in 2014.

Diluted loss per share from continuing operations for the year ended August 31, 2014, was $0.482 compared to a diluted loss per share from continuing operations of $0.407 for the same period in 2013.

Diluted loss per share from discontinued operations for the year ended August 31, 2015, was $0.172 compared to a diluted loss per share discontinued operations of $0.000 for the same period in 2014.

Diluted loss per share from discontinued operations for the year ended August 31, 2014, was $0.000 compared to a diluted loss per share from discontinued operations of $0.000 for the same period in 2013.

Total Loss per Share, Diluted

Total diluted loss per share for the year ended August 31, 2015, was $0.117 compared to a total diluted loss per share of $0.482 for the same period in 2014.

Total diluted loss per share for the year ended August 31, 2014, was $0.482 compared to a total diluted loss per share of $0.407 for the same period in 2013.

SUMMARY OF QUARTERLY RESULTS – CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results for the periods set out.

	2015	2015	2015	2014
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$15,791	$11,905	$11,794	$13,565
Net income (loss) for the period	$3,527,501	$(1,058,670)	$274,941	$(676,329)
Earnings (loss) per share, basic	$0.126	$(0.038)	$0.010	$(0.024)
Earnings (loss) per share, diluted	$0.096	$(0.038)	$0.005	$(0.024)

Fiscal 2015

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, and a gain on disposal of subsidiary of $615,881. For the three month period ended May 31, 2015, the Company recorded a loss on derivative financial liabilities of $738,652 and accretion of $327,793 on a secured convertible note. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502. During the quarter ended November 30, 2014, the Company recorded a loss on derivative liabilities of $263,551 and stock based compensation expense of $112,693.

	2014	2014	2014	2013
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$19,551	$22,116	$9,754	$13,603
Net income (loss) for the period	$(4,330,816)	$(1,272,001)	$(400,001)	$(112,159)
Loss per share, basic and diluted	$(0.327)	$(0.098)	$(0.032)	$(0.010)

Fiscal 2014

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. During the quarter ended August 31, 2014, the company recorded a loss on derivative liabilities of $2,676,655 and loss on settlement of debt in the amount of $1,335,935 upon the settlement of shareholders loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. During the quarter ended May 31, 2014, the Company recorded a net impairment loss on exploration and evaluation assets in the amount of $1,315,276. During the three months ended February 2014, the Company recorded a loss on foreign exchange of $146,645. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

FOURTH QUARTER RESULTS-CONTINUING OPERATIONS

Historical	For the Three Months Ended
Production	August 31
	2015	2014
Natural gas – mcf/d	65	62
Historical Prices
Natural Gas - $/mcf	$3.30	$4.30
Royalties costs - $/mcf	$0.68	$0.82
Production costs - $/mcf	$1.23	$1.22
Net back - $/mcf	$1.39	$2.26
Operations
Revenue, net of royalties	$15,791	$19,551
Net income (loss)	$3,527,501	$(4,330,816)
Earnings (loss) per share, basic	$0.126	$(0.327)
Earnings (loss) per share, diluted	$0.096	$(0.327)

Production Volume

For the three months ended August 31, 2015 average natural gas sales volumes was 65 mcf/d compared to 62 mcf/d for the same period in 2014. Total production volume for the three months ended August 31, 2015 was 6,023 mcf compared to 5,622 mcf for the same three month period in 2014.

Commodity Prices

For the three months ended August 31, 2015 average natural gas prices received per mcf was $3.30 compared to $4.30 for the three months ended August 31, 2014.

	For the Three Months Ended
Revenue, Net of Royalties	August 31,
	2015	2014
Natural gas sales	$19,874	$24,174
Royalties	(4,083)	(4,623)
Revenue, net of royalties	$15,791	$19,551

Natural gas sales for the three months ended August 31, 2015, was down $4,300 to $19,874 compared to $24,174 for the three months ended August 31, 2014. The decrease in sales for the three month period ended August 31, 2015 was attributed to a decrease in natural gas prices received.

Royalties for the three months ended August 31, 2015, were down by $540 to $4,083 compared to $4,623 for the three months ended August 31, 2014.

As a result of the above, revenue, net of royalties for the three months ended August 31, 2015, decreased to $15,791 compared to $19,551 for the same three month period in 2014.

Operating Costs

For three months ended August 31, 2015, the Company incurred operating costs of $7,410 versus operating costs of in the amount of $6,843 for the same three month period ended August 31, 2014. Increased operating costs for the three months ended August 31, 2015 was primarily a result of higher production volume from the Company’s Botha, Alberta wells.

General and Administrative Expenses	For the Three Months Ended
	August 31
	2015	2014
Professional fees	$31,035	$94,588
Head office costs	10,500	11,250
Management fees	(268,750)	18,750
Transfer and registrar costs	3,062	12,402
Shareholders information	-	2,857
Office and general costs	1631	1,204
Directors fees	400	600
Consulting fees and expenses	16,000	16,146
Total	$(206,122)	$157,797

General and administrative expenses for the three months ended August 31, 2015, decreased to a recovery of $206,122 compared to general and administrative costs $157,797 for the year ended August 31, 2014. The decrease in general and administrative expenses during 2015, was primarily attributed to $306,250 of management fees being forgiven in the current three month period versus management fees charged of $18,750 in the three month period in 2014. The Company also had decreased professional fees in the amount of $63,553 to $31,035 during 2015 compared to $94,588 in the three month period in 2014. In addition the Company had decreased transfer and registrar costs of $9,340 during the three month period ended August 31, 2015.

Interest Expense

For the three months ended August 31, 2015 the Company incurred interest costs of $77,966 versus interest costs of $171,323 for the three months ended August 31, 2014. The decrease in interest for the quarter in 2015 was attributed decreased shareholder loans in the current three month period.

Gain/Loss on Derivative Liabilities

For the three months ended August 31, 2015, the Company recorded again on derivative liabilities of $2,904,292 compared to a loss on derivative liabilities of $2,676,655 for the three months ended August 31, 2014 as follows:

Derivative Warrant Liabilities

For the three months ended August 31, 2015, the Company recorded an unrealized loss on derivative warrant liabilities of $16,119 compared to an unrealized loss of $1,098 for the three months ended August 31, 2014.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Derivative Unit Liabilities

During the three months ended August 31, 2015, the Company recorded a gain on derivative unit liabilities of $2,920,411 compared to a loss on derivative unit liabilities of $$2,675,557 for the three months ended August 31, 2014.

At August 31, 2014, the Company had a secured convertible note payable with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note had a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant. Since both the common share component and warrant component contained a variable exercise/conversion price, the conversion unit met the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the conversion unit is a derivative liability that required fair value measurement each period.

At August 31, 2015, the Company wrote down derivative unit liabilities to fair value being the face value of the Note in the amount of US$1,216,175totaling upon the extinguishment of the Note and recorded a gain.

Loss on Foreign Exchange

For the three months ended August 31, 2015, the Company recorded a loss on foreign exchange of $129,209 versus a loss on foreign exchange of $1,813 for the same three month period in 2014.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Gain on disposal of subsidiary

For the three months ended August 31, 2015, the Company recorded a gain on disposal of subsidiary in the amount of $615,881 versus $Nil for the same three month period in 2014.

At August 31, 2015, the Company settled a secured convertible note payable with a face value of US$1,216,175 plus interest of US$121,618, totaling US$1,337,793 by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 10,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and the Company recorded a gain on disposal of $615,881.

Loss on Settlement of Debt

For the three months ended August 31, 2015, the Company recorded a loss on settlement of debt in the amount of $Nil compared to $1,335,935 for the same three month period in 2014.

During the third quarter fiscal 2014, the Company issued 14,757,120 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt.

Net Earnings (Loss) from Continuing Operations

Net earnings from continuing operations for the three months ended August 31, 2015, was $ $3,527,501 compared to a net loss from continuing operations of $4,330,816 for the three months ended August 31, 2014. During the three month period in 2015, the Company recorded a gain on derivative liabilities of $2,904,292 versus a loss of $2,676,655 for the same three month period in 2014. In 2014, the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $Nil in the current period in 2015. Also for the three months ended August 31, 2015, the Company recorded a gain on disposition of subsidiary of $615,881 compared to Nil for the three months ended August 31, 2014 and a recovery of management fees in 268,750 compared to a charge of $18,750 for the same three months period in 2014.

Net Earnings (Loss) from Discontinued Operations

For the three months ended August 31, 2015, net earnings from discontinued operations was $11,146 compared to a net loss from discontinued operations of $1,276 for the three months ended August 31, 2014. During the three month period in 2015, the Company recorded a recovery of exploration and evaluation assets in the amount of $230,149 versus $Nil recorded in the same three month period ending August 31, 2014. For the three months ended August 31, 2015, the Company recorded a loss on marketable securities of $167,815 compared to $Nil for the same three month period in 2014. For the three month period ending August 31, 2015, general and administrative costs were $73,347 compared to $933 for the same three month period in 2014.

Net Earnings (Loss)

Net income for the three months ended August 31, 2015 was $3,958,566 compared to a net loss of $4,332,092 for three months ended August 31, 2014. During the three month period in 2015, the Company recorded a gain on derivative liabilities of $2,904,292 versus a loss of $2,676,655 for the same three month period in 2014. In 2014 the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $Nil in the current period 2015. During the three month period in 2015, the Company recorded a recovery of exploration and evaluation assets in the amount of $230,149 versus $Nil recorded in the same three month period ending August 31, 2014.

Other Comprehensive Income (Loss)

Unrealized Loss on Marketable Securities-Continuing Operations

For the three months ended August 31, 2015, the Company recorded an unrealized loss on marketable securities in the amount of $57,007 compared to $Nil for the same three month period in 2014.

Foreign Currency Translation-Discontinued Operations

For the three months ended August 31, 2015 the Company recorded a loss on translation of foreign subsidiaries from discontinued operations in the amount of $695,899 compared to a loss on translation of foreign subsidiaries of $1,771 for the three months ending August 31, 2014.

Total Other Comprehensive Income (Loss)

Total comprehensive loss for the three month period ended August 31, 2015 was $752,906 versus $1,771 for the three month period ending August 31, 2015.

Net Earnings (Loss) and Comprehensive Income (Loss)

Net earnings and comprehensive income for the three months ended August 31, 2015 was $2,785,741 compared to a net loss and comprehensive loss of $4,333,863 for the three month period ended August 31, 2014.

Earnings (Loss) per Share, Basic

Basic earnings per share from continuing operations for the three months ended August 31, 2015, was $0.126 compared to a basic loss per share from continuing operations of $0.327 for the same three month period in 2014.

Basic earnings per share from discontinued operations for the three months ended August 31, 2015 and August 31, 2014 was $0.000.

Total Earnings (Loss) per Share, Basic

Total basic earnings per share for the three months ended August 31, 2015, was $0.126 compared to a total basic loss per share of $0.327 for the same period in 2014.

Earnings (Loss) per Share, Diluted

Diluted earnings per share from continuing operations for the three months ended August 31, 2015, was $0.096 compared to a diluted loss per share from continuing operations of $0.327 for the same period in 2014.

Diluted earnings per share from discontinued operations for the three months ended August 31, 2015 and August 31, 2014 was $0.000.

Total Earnings per Share, Diluted

Total diluted earnings per share for the three months ended August 31, 2015, was $0.096 compared to a total diluted loss per share of $0.327 for the same period in 2014.

CAPITAL EXPENDITURES

For the year ended August 31, 2015, the Company recorded net additions to exploration and evaluation assets from discontinued operations in the amount of $109,874 on the Matthews Lease located in Zavala County, Texas (August 31, 2014: $113,578).

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit.

FINANCING ACTIVITIES

During the year ended August 31, 2015, shareholders’ loans increased by $502,908 and loans payable increased by $196,998.

At August 31, 2015, the Company extinguished a Secured Convertible Note in the amount US$1,216,175 plus interest of US$121,618 though a Settlement and Exercise of Security Agreement, whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc., and issued 10,000,000 shares of common stock of the Company.

During the year ended August 31, 2014, the Company issued 14,757,102 common shares as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570.

B.           LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2015 was $32,192 compared to cash of $103,215 at August 31, 2014. During the year ended August 31, 2015, the Company had received payments of certain obligations under Joint Development Agreements on the Matthews Lease of $378,577 (August 31, 2014: $340,811).

For the year ended August 31, 2015, the primary use of funds was related to exploration and evaluation asset expenditures incurred on the Company’s Matthews lease located in Zavala County, Texas and administrative expenses. The Company’s working capital deficiency at August 31, 2015 was $3,233,160 compared to a working capital deficiency of $3,489,237 at August 31, 2014.

Our current assets of $93,115 as at August 31, 2015, ($260,336 as of August 31, 2014) include the following items: cash $32,192 ($103,215 as of August 31, 2014); trade and other receivables $51,323 ($157,121 as of August 31, 2014); marketable securities $9,600 ($Nil as of August 31, 2014).

Our current liabilities of $3,326,275 as of August 31, 2015 ($3,749,573 as of August 31, 2014) include the following items: trade and other payables $1,630,809 ($1,483,775 as of August 31, 2014); shareholders’ loans $339,588 ($981,834 as of August 31, 2014); loans payable of $1,063,105 as of August 31, 2015 ($Nil as of August 31, 2014); derivative liabilities of $281,210 ($1,094,392 as of August 31, 2014); deferred revenue of $Nil ($177,804 as of August 31, 2014); and provisions of $11,563 ($11,768 as of August 31, 2014).

At August 31, 2015, the Company had outstanding 7,378,560 common share purchase warrants exercisable at $0.10 per share. If any of these common share purchase warrants were exercised it would generate additional capital for us.

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

Outlook and Capital Requirements

A part of our oil and gas development program, we anticipate further expenditures may be required to define reserves and extract hydrocarbons. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us and cash calls from joint venture participants. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Our long-term profitability will depend upon our ability to successfully implement our business plan.

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

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar had increased materially in value against the United States dollar although the Canadian dollar has recently decreased materially from such levels.

A trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

Another trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the domestic and global economy. Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices and significantly to oil and gas prices which have deteriorated substantially. Some oil and gas companies leveraged to higher oil and gas prices cannot service their debt from the reduced cash flow resulting from lower prices and banks and other creditors have demanded repayment of loans. Lower values commensurate with the lower oil and gas pricing may make it unachievable to ensure repayment of such loans causing further hardship on lenders. These conditions contribute to a loss of confidence in the domestic and global credit and financial markets and the oil and gas industry.

E.           OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate are material to our investors.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,630,809	$1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	$3,033,502	$3,033,502	-	-	-

(1)	Translated at current exchange rate.

SECURED NOTE PAYABLE AND SHAREHOLDERS’ LOANS

Secured Note Payable

As at August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units

The Company had accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”, an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument had a conversion option, the terms were considered substantially different and therefore gave rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

As at August 31, 2014, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation CDN$
Secured promissory note (old debt instrument)	$1,322,347
Derivative liability (Conversion Unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note was being accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179 (August 31, 2014: $104,237).

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and

2.	Issuance of 10,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a).

The following table presents the effect of the extinguishment of the Note on the consolidated financial statements of the Company:

August 31, 2015
Secured note payable	$1,608,149
Interest payable	154,179
Net assets and liabilities of Zavala Inc. (Note 16 a Note on the consolidated financial statements of the Company)	(836,717)
Common shares (Note 12 a)	(925,611)
$-

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

August 30, 2014
Market value on valuation date	$ 0.16
Contractual exercise rate	$ 0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

PROVISIONS

	Decommissioning Obligations (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2013	$119,742	$178,553	$298,295
Accretion expense	961	-	961
Change in estimates	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Dissolution of subsidiary (Note 16 b)	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	$47,543	$-	$47,543
Accretion expense	1,498	-	1,498
Change in estimates	(11,253)	-	(11,253)
Additions	98,357	-	98,357
Obligations settled	(205)	-	(205)
Deconsolidation of Zavala Inc.( Note 16 a)	(102,143)	-	(102,143)
Foreign exchange	(22,234)	-	(22,234)
Balance, August 31, 2015	$11,563	$-	$11,563

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $11,563 as at August 31, 2015 (August 31, 2014: $47,543 ($11,768 current and $35,775 long term)) based on an undiscounted total future liability of $11,563 (August 31, 2014: $60,629). These payments are expected to be incurred during 2016.

b)	Other Provisions

On January 28, 2014, a vendor of Dyami Energy received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid, and legal fees of $21,178 and interest at a rate of 5% per annum from the date of judgment until paid (District Court of Zavala County, Texas Case No. 13-02-12941-ZCV). During 2013 the full amount of the provision was recorded together with legal fees and interest and transferred to trade and other payables.

DERIVATIVE LIABILITIES

At August 31, 2015, the Company recorded a net gain on derivative liabilities of $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700 (August 31, 2014: loss of $2,735,476 comprised of a loss on derivative warrant liabilities of $57,725 and a loss on derivative unit liabilities of $2,677,751).

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2013	914,761	1,976,883	4.72
Warrants expired	(170,923)	(709,299)	(0.93)
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	3.74
Warrants expired	(613,350)	(1,258,206)	(4.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	130,488	281,210	4.66

* Reflects the August 25, 2014 one-for-ten consolidation

On August 31, 2014 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

On April 13, 2015, 187,500 and 30,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 91,250 and 14,600 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 250,000 and 40,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding as at August 31, 2015 and 2014, respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
112,490	5.00	September 25, 2015(1)	0.07	220,640
17,998	2.50	September 25, 2015(1)	0.07	60,570
130,488			0.07	281,210

* Reflects the August 25, 2014 one-for-ten consolidation

(1)	Current

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307

* Reflects the August 25, 2014 one-for-ten consolidation

(1)	Current

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative liabilities reflected in US Dollars and linked common shares as at August 31, 2015 and 2014:

	August 31, 2015		August 31, 2014
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values $CDN	Indexed Shares	Fair Values $CDN
Conversion unit (1 common share and 1 common share purchase warrant)	-	-	15,202,188	(4,000,100)

Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement and extinguished the Note and its underlying derivative financial instruments. At August 31, 2014 the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note which gave rise to a derivative financial instrument (the “Note”). The Note had embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics and met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and conditions consisted of a conversion unit which was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (see Note 9 to the consolidated financial statements).

Accounting principles provided in IAS 32 and IAS 39 required derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company had selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believed that this technique was reflective of significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions included, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit because it believed this technique is reflective of significant assumption types market participants would likely consider in transactions involving warrants.

Significant inputs and results arising from the Monte Carlo Simulations process were as follows for the common share component contained in the conversion unit:

August 31, 2014
Underlying price on valuation date*	$0.3090
Contractual conversion rate	$0.08
Contractual term to maturity	1.00 Years
Implied expected term to maturity	0.613 Years
Market volatility:
Range of volatilities	78.41% - 269.09%
Equivalent volatility	181.25%
Contractual interest rate	10.0%
Equivalent market risk adjusted interest rate	10.00%
Equivalent credit risk adjusted yield	3.45%

*The underlying price of the common share component of the conversion unit was the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit was as follows:

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

Name	Position with the Company	Date First Elected as Director
James Cassina	President, Chief Executive Officer,
	Chief Financial Officer and Director	February 9, 2010
Milton Klyman	Director	November 15, 1996
John Budden	Director	December 22, 2015

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

Mr. John Budden has been a director of ours since December 22, 2015. Mr. Budden has over 50 years of diverse, domestic and international investment experience. He co-founded Rabin Budden Partners in the 1980’s with Ted Rabin and in 1989 was appointed President and Chief Executive Officer of Dynamic Fund Management. Since 1992, Mr. Budden’s Ottawa/Boston based consulting practice has advised major international financial services companies on mergers and acquisitions, strategic alliances and emerging trends. Over the years, he has introduced a select group of great core and alternative investment managers to major pensions, endowments and family offices.

B.           COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended August 31, 2015.

Summary Compensation Table (CDN$)
Name and Principal Position	Year	Salary(1)	Option Based Awards(2)	All Other Compensation(3)	Total Compensation
		($)	($)	($)	($)
James Cassina, Chief Executive Officer, President and Director	2015	$150,000	$28,173	$1,000	$179,173
Milton Klyman, Director	2015	$-	$28,173	$1,100	$29,273
Colin McNeil, Director(4)	2015	$-	$28,173	$1,100	$29,273

(1)	Management fees.
(2)	These amounts represent the value of stock options granted. The fair value of the option grated is estimated on the date of grant using the Black Scholes option pricing model taking into account the following assumptions: (i) risk free interest rate (%); (ii) expected life (years); (iii) expected volatility (%). This is consistent with the accounting values used in the Company’s consolidated financial statements. The dollar amount in the column represents the total value ascribed to the stock options.

(3)	Accrued on account of directors fees at a rate of $100 per meeting.
(4)	Mr. McNeil resigned as a director of the Company on December 22, 2015.

Outstanding Option-Based Awards

The following table sets forth the outstanding option-based awards for the Company held by executive officers and directors at August 31, 2015.

	Option-based Awards (CDN$)
Name	Number of Securities underlying unexercised options (#) (1)(2)	Option exercise price	Option expiration date	Value of in-the- money options (3) (4)
James Cassina, Chief Executive Officer,	250,000	$0.12	November 11, 2019	$-
President and Director	20,000	$1.60	February 28, 2017	$-
Milton Klyman,	250,000	$0.12	November 11, 2019	$-
Director	20,000	$1.60	February 28, 2017	$-
Colin McNeil,	250,000	$0.12	November 11, 2019	$-
Director (5)	20,000	$1.60	February 28, 2017	$-

(1)	On March 1, 2012, the Company granted options to purchase 60,000 common shares to directors. These options are exercisable at $1.60 per share, vest immediately and expire on February 28, 2017.
(2)	On November 12, 2014 the Company granted options to purchase 750,000 common shares to directors. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019.
(3)	Calculated using the closing price of the Company’s common shares of the OTCQB on August 31, 2015 of US$0.06 and subtracting the exercise price of in-the-money stock options.
(4)	Converted to Canadian dollars using the Bank of Canada noon exchange rate on August 31, 2015.
(5)	Mr. McNeil resigned as a director of the Company on December 22, 2015.

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

The Company’s Compensation Committee is comprised of Milton Klyman (Chair) and John Budden. The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each NEO. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

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

For the financial year ended August 31, 2015, the Company's NEO compensation program consisted of the following elements:

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

Long-Term Incentive

The granting of stock options is a variable component of compensation intended to reward the Company's Named Executive Officers for their success in achieving sustained, long-term profitability and increases in stock value. Stock options may be provided to enhance the Named Executive Officers motivation to achieve long-term growth of the Company and increases in shareholder value. The Company provides long-term incentive compensation through its stock option plan. The Compensation Committee recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The Compensation Committee views the granting of stock options as a means of promoting the success of the Company and higher returns to its shareholders. The Board grants stock options after reviewing recommendations made by the Compensation Committee.

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

Incentive Plan Awards

At August 31, 2015 the Company has outstanding 750,000 stock options exercisable at $0.12 until November 19, 2019 and 60,000 stock options exercisable at $1.60 until February 28, 2017 to Named Executive Officers and directors.

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

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors or meeting of the shareholders attended. During the fiscal year ended August 31, 2015 no amount was paid by the Company with respect to such fees.

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

The term of Mr. Klyman as a director began on August 10, 2000. Mr. Cassina was appointed as a director on February 9, 2010, and Mr. Budden who was appointed on December 22, 2015. Our directors’ serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our sole executive officer was appointed by our Board of Directors to serve until the earlier of his resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2015 for their services in their capacity as directors or any compensation paid to committee members.

As of the date of this Annual Report our board of directors consists of three directors, two of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from their shareholding".  The independent directors are Milton Klyman and John Budden.  It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

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

Board and Committee Meetings

The board of directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2015.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Petroleum and Natural Gas Committee Meetings	Disclosure Committee Meetings
Milton Klyman	5	4	1	1	Nil
James Cassina	5	4	0	1	Nil
Colin McNeil(1)	5	4	1	1	Nil

(1)	Mr. McNeil resigned as a director of the Company on December 22, 2015.

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

Audit Committee

The mandate of the Audit Committee is formalized in a written charter.  The members of the Audit Committee are James Cassina, Milton Klyman (Chair) and John Budden. Based on his professional certification and experience, the board has determined that Milton Klyman is an Audit Committee Financial Expert and that James Cassina and John Budden are financially literate. The Audit Committee's primary duties and responsibilities are to serve as an independent and objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the Compensation Committee are John Budden and Milton Klyman (Chair).  The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO, CFO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Disclosure Committee

The mandate of the Disclosure Committee is formalized in a written charter. The members of the Disclosure Committee are Milton Klyman, John Budden and James Cassina (Chair).  The Committee's duties and responsibilities include, but are not limited to, review and revise our controls and other procedures ("Disclosure and Controls Procedures") to ensure that (i) information required by us to be disclosed to the applicable regulatory authorities and other written information that we will disclose to the public is reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure; assist in documenting and monitoring the integrity and evaluating the effectiveness of the Disclosure and Control Procedures; the identification and disclosure of material information about us, the accuracy completeness and timeliness of our financial reports and all communications with the investing public are timely, factual and accurate and are conducted in accordance with applicable legal and regulatory requirements.

Petroleum and Natural Gas Committee

The members of the Petroleum and Natural Gas Committee are Milton Klyman, James Cassina (Chair) and John Budden. The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management.  Specifically, the Petroleum and Natural Gas Committee’s responsibilities include, but are not limited to, a review of management’s recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate our reserves, review of the scope and methodology of the independent engineers’ evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next.

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

John Budden has over 50 years of diverse, domestic and international investment experience. Mr Budden was the President and CEO of Dynamic Fund Management and also was as a Director of Dundee Capital Inc. and Goodman & Company.

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

John Budden and Milton Klyman are “independent” as defined by the Securities and Exchange Commission, and the Board has determined that Milton Klyman is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

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

D.           EMPLOYEES

As of August 31, 2015 and the date of the filing of this Annual Report we did not have any employees other than our sole executive officer.

E.           SHARE OWNERSHIP

Our common shares are owned by Canadian residents, United States residents and residents of other countries.  The only class of our securities, which is outstanding as of the date of the filing of this Annual Report, is common stock.  All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of November 30, 2015, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group.  Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Note		Percentage
Milton Klyman	Director	280,000		(2)	1.00%
John Budden	Director	-	-		-%
James Cassina	Officer/Director and Principal Shareholder	4,592,220		(3)	15.97%
Core Energy Enterprise Inc. (4)	Principal Shareholder	407,321		(5)	1.47%
All officers and directors as a group (4 persons)		5,279,541		(2) (3) (4) (5)	16.97%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 27,671,541 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 10,000 outstanding shares and 270,000 shares underlying 270,000 presently exercisable stock

(3)	Includes 407,321 outstanding shares owned by Core Energy Enterprises Inc. Also includes 3,100,549 outstanding shares and 814,350 shares underlying 814,350 presently exercisable warrants and 270,000 shares underlying 270,000 presently exercisable stock options owned directly by James Cassina.

(4)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(5)	Includes 407,321 outstanding shares.

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

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

There are 27,671,541 issued and outstanding shares of our common stock as of November 30, 2015.  As of November 30, 2015, to the best of our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.  The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note		Percentage
James Cassina	4,592,220		(1)	15.97%
Core Energy Enterprise Inc. (2)	407,321		(3)	1.47%
CEDE & Co	2,661,549			9.61%
Eternal Viceroy Limited	2,544,845		(4)	8.92%
Fieldston Traders Limited	2,731,096		(5)	9.51%
Galaxy Dragon Limited	2,295,926		(6)	8.07%
Lion City Capital Inc.	2,742,021		(7)	9.59%
Madera Inc.	2,730,187		(8)	9.57%
Terama Company Limited	2,215,087		(9)	7.80%
Tonbridge Financial Corp.	2,677,331		(10)	9.39%

(1)	Includes 407,321 outstanding shares owned by Core Energy Enterprises Inc. Also includes 3,100,549 outstanding shares and 814,350 shares underlying 814,350 presently exercisable warrants and 270,000 shares underlying 270,000 presently exercisable stock options owned directly by James Cassina.

(2)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(3)	Includes 407,321 outstanding shares.

(4)	Includes 1,696,563 outstanding shares and 848,281 shares underlying 848,281 presently exercisable warrants.

(5)	Includes 1,687,397 outstanding shares and 1,043,699 shares underlying 1,043,699 presently exercisable warrants.

(6)	Includes 1,532,519 outstanding shares and 763,407 shares underlying 763,407 presently exercisable warrants.

(7)	Includes 1,828,014 outstanding shares and 914,007 shares underlying 914,007 presently exercisable warrants.

(8)	Includes 1,860,803 outstanding shares and 869,384 shares underlying 869,384 presently exercisable warrants.

(9)	Includes 1,490,018 outstanding shares and 725,069 shares underlying 725,069 presently exercisable warrants.

(10)	Includes 1,843,309 outstanding shares and 834,022 shares underlying 834,022 presently exercisable warrants.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of November 30, 2015.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1080	8,465,156	93.83%	30.59%
USA	44	4,294,435	3.82%	15.52%
All Other	27	14,911,930	2.35%	53.89%
Total	1,151	27,671,541	100.00%	100.00%

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

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2015	August 31, 2014	August 31, 2013
Short term employee benefits (1)	$150,000	$75,000	$75,000
Directors stock based compensation (2)	84,520	-
	$234,520	$75,000	$75,000

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2015	August 31, 2014
Short term employee benefits (1)	$125,000	$281,250
	$125,000	$281,250

(1)	During the year ended August 31, 2015 the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees.
(2)	On November 12, 2014, the Company granted options to purchase 750,000 common shares to three directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019 (see Note 12 d to the Consolidated Financial Statements).

As at August 31, 2015 the amount of directors’ fees included in trade and other payables was $21,600 (August 31, 2014: $19,200).

As at August 31, 2015, the Company had a promissory note payable to the President of the Company of $10,000 (August 31, 2014: $Nil). For the year ended August 31, 2015, the Company recorded interest on a promissory note to the President of $838 (August 31, 2014: $24,162). As at August 31, 2015, included in trade and other payables is outstanding interest of $111,009 (August 31, 2014: $91,727). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. Effective February 27, 2014, 651,904 common share purchase warrants expiring February 27, 2014, were exercised by the President of the Company at $0.35, for settlement of cash advances of $228,167 (Note 12 b (a)). On August 30, 2014, the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable to the President of US$120,000 (Note 12 b (c) and Note 10 to the Consolidated Financial Statements).

As at August 31, 2015, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $339,588 (US$249,250) (August 31, 2014: US$249,250). For the year ended August 31, 2015, the Company recorded interest on the promissory notes of $32,958 (August 31, 2014: $Nil). As at August 31, 2015, included in trade and other payables, is interest of $33,049 (August 31, 2014: $Nil). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. During the year ended August 31, 2015, Zavala Inc. issued a note to Core in the amount US$279,053 and recorded interest on the note of $4,353 (Note 9 and Note 16 a, to the Consolidated Financial Statements). The President of the Company is a major shareholder, officer and a director of Core.

As at August 31, 2015, the Company had, loans payable of $196,998 to 1288131 Alberta Ltd. (August 31, 2014: $Nil). For the year ended August 31, 2015, the Company recorded interest on the loans payable of $15,619. At August 31, 2015, included in trade and other payables, is interest of $15,619 (August 31, 2014: $Nil). The loans are payable on demand and bear interest at 10% per annum. Colin McNeil a former director of the Company is also an officer, director and shareholder of 1288131 Alberta Ltd., (Note 17 to the Consolidated Financial Statements).

As at August 31, 2015, the Company had shareholders’ loans payable of ($866,107) US$655,000. (August 31, 2014: US$655,000). For the year ended August 31, 2015 the Company recorded interest of $86,611 (August 31, 2014: $180,349) on the shareholders’ loans. As at August 31, 2015, the Company received notice that the shareholders loans were assigned and the Company has reclassified the amounts to loans payable. At August 31, 2015, included in trade and other payables, is interest of $86,848 (August 31, 2014: $269). The loans are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the loans. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of shareholder loans payable of US$529,250, $250,000 and interest payable of $225,614 (Note 12 b (c), Note 9 and Note17 to the Consolidated Financial Statements).

Inter-Company Balances

As at August 31, 2015, the inter-company balance due to our wholly owned subsidiary 1354166 Alberta was $5,000. As of November 30, 2015, the inter-company balance due to 1354166 Alberta was $5,000.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8     FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's Audited Consolidated Financial Statements for the fiscal years ended August 31, 2015 and 2014 and the notes thereto required as part of this Annual Report are filed under Item 18 of this Annual Report.

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

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 for Zavala Inc.’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputed the claim citing $300,000 paid by us was to be credited against the minimum royalties which Stratex failed to do. We paid the US$152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV).Effective March 31, 2015, we entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to us and Quadrant, and issued to us 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid to the Company.

On August 13, 2015, the Company filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, the Company obtained a judgment against Stratex in the amount of $62,069.

On or about October 27, 2014, the Company filed a statement of claim in the Ontario Superior Court of Justice against Alan Gaines, a former director of the Company for breach of fiduciary duty to the Company relating to Gaines role in the Company contracting with Stratex (Court File No.: 65-14-514935). Effective March 25, 2015, the Company entered into a settlement agreement with Alan Gaines and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex exercisable at US$0.15 per common share expiring December 31, 2018.

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

In May 2012, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel.

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

ITEM 9     THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 27,671,541 were issued and outstanding as of November 30, 2015. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our Articles of Amalgamation.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, with such rights, preferences and privileges as may be determined from time to time by our board of directors and consistent with our Articles of Amalgamation.  There were no preferred shares outstanding at November 30, 2015.

Our common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.           OFFER AND LISTING DETAILS

Our common stock became eligible for trading on October 22, 2009 on the Over the Counter Bulletin Board ("OTCBB") under the symbol (“EGNKF”). Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol (“EFRDF”). Prior to our common stock being included on the OTCBB, our common stock had not publicly traded in the United States. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012 and on August 31, 2014 we completed a 1-for-10 stock consolidation and following commenced trading under the symbol (“EGFDF”).

The following table set forth the reported high and low bid prices for shares of our common stock on the OTCQB in US dollars for the periods indicated.

	Period	High (2)	Low(2)
Fiscal Year August 31, 2015	Year Ended August 31, 2015	$0.40	$0.01
Fiscal Year August 31, 2014	Year Ended August 31, 2014	$1.00	$0.20
Fiscal Year August 31, 2013	Year Ended August 31, 2013	$4.00	$0.10
Fiscal Year August 31, 2012	Year Ended August 31, 2012	$5.10	$1.00
Fiscal Year August 31, 2011	Year Ended August 31, 2011	$10.20	$3.50

Fiscal Year 2016 by Quarter	First Quarter ended 11/30/2015	$0.15	$0.05

Fiscal Year 2015 by Quarter	First Quarter ended 11/30/2014	$0.15	$0.10
	Second Quarter Ended 02/29/2015	$0.33	$0.03
	Third Quarter Ended 05/31/2015	$0.20	$0.05
	Fourth Quarter Ended 08/31/2015	$0.22	$0.047

Fiscal Year 2014 by Quarter	First Quarter ended 11/30/2013	$0.70	$0.20
	Second Quarter Ended 02/29/2014	$0.90	$0.20
	Third Quarter Ended 05/31/2014	$0.80	$0.30
	Fourth Quarter Ended 08/31/2014	$4.50	$0.30

Calendar Year 2015 by Month	June	$0.22	$0.05
	July	$0.14	$0.08
	August	$0.09	$0.02
	September	$0.15	$0.04
	October	$0.17	$0.05
	November	$0.05	$0.05

Notes.

(2)	The closing price on the OTCQB for our common stock on November 30, 2015 was $0.05

(3)	Adjusted for the 2-for-1 forward stock split on March 16, 2012 and the 1-for-10 stock consolidation on August 25, 2014.

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

C.           MATERIAL CONTRACTS

During the two year period preceding the filing date of this Annual Report, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014, October 6, 2014, January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling US$303,712 (CDN$378,577) as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 for Zavala Inc.’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputed the claim citing $300,000 paid by us was to be credited against the minimum royalties which Stratex failed to do. We paid the US$152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV). Effective March 31, 2015, we entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to us and Quadrant, and issued to us 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid by Stratex to the Company.

On August 31, 2014, we entered into a 10% per annum secured convertible promissory note payable in the amount of US$1,216,175 and a General Security Agreement. The secured convertible promissory note is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default (the “Note”).

At August 31, 2015, we were unable to pay the Note (US$1,216,175) plus interest of US$121,618, totalling US$1,337,793, which constituted an event of default pursuant to the terms of the Note. In an effort to avoid further costs, we entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, we assigned and conveyed all of our rights, title and interest in and to Zavala Inc., and issued 10,000,000 shares of common stock of ours.

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

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable, shareholders’ loans and loans payable	Other financial liabilities	Amortized cost

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

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2015	August 31, 2014
Cash	$32,192	$103,215
Trade and other receivables	51,323	157,121
Balance	$83,515	$260,336

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets have had an impact on the Company’s ability to access capital or other viable options on terms that are acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,630,809	$1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	$3,033,502	$3,033,502	-	-	-

(2)         Translated at current exchange rate.

August 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-

(3)         Translated at current exchange rate.

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

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets and the oil and gas sector. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to further deteriorate the broader credit markets and stock market declines. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and North America and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	attempts to utilize competent, professional consultants as support to management,
•	reviewing available petrophyisical analysis of prospects,
•	focusing on a limited number of oil and gas properties,
.	reviewing other business prospects outside of commodities as further ventures of merit for Company participation.

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

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2015 and 2014 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2015		2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$59,918	$46,192	$72,451	$57,597
Net income (loss)	$2,074,306	$2,060,580	$(6,107,550)	$(6,122,404)

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

The following assets and liabilities are denominated in US dollars at August 31, 2015 and 2014:

	August 31, 2015	August 31, 2014
Cash	$22,166	$73,099
Trade and other receivables	24,154	74,091
Trade and other payables	(873,523)	(882,877)
Shareholders’ loans	(249,250)	(904,250)
Derivative liabilities	(212,668)	(4,899,511)
Loans payable	(776,000)	-
Prepaid expenses and deposits	-	27,478
Exploration and evaluation assets	-	4,638,600
Deferred revenue	-	(165,000)
Provisions	-	(32,948)
Net assets denominated in US$	$(2,065,121)	$(2,071,318)
Net asset CDN dollar equivalent at period end (1)	$(2,730,710)	$(2,249,038)

(1)     Translated at the exchange rate in effect at August 31, 2015 $1.3223 (August 31, 2014 $1.0858)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2015		August 31, 2014
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(180,541)	180,541	(122,100)	122,100
10%	(361,082)	361,082	(244,201)	244,201
15%	(541,623)	541,623	(366,301)	366,301
20%	(722,163)	722,163	(488,401)	488,401

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

(iv)         Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2015 and 2014 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, loans payable, shareholders’ loans and provisions.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2015		August 31, 2014
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	32,192	32,192	103,215	103,215
Derivative liabilities	281,210	281,210	5,325,407	5,325,407
Loans and receivables:
Trade and other receivables	51,323	51,323	157,121	157,121
Other financial liabilities:
Trade and other payables	1,630,809	1,630,809	1,483,775	1,483,775
Shareholders’ loans	339,588	339,588	981,834	981,834
Loans payable	1,063,105	1,063,105	-	-
Provisions (short and long term)	11,563	11,563	47,543	47,543

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, loans payable, secured note payable and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at the exchange amount.

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

Management assessed the effectiveness of our internal control over financial reporting as of August 31, 2015 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of August 31, 2015, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2015 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

During fiscal 2015 and 2014 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Schwartz Levitsky Feldman llp, Chartered Accountants for the years ended August 31, 2015 and August 31, 2014 are as follows:

Nature of Services	Fees Paid to Auditor for Year- ended August 31, 2015	Fees Paid to Auditor for Year- ended August 31, 2014
Audit Fees(1)	$35,000	$40,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	5,000	10,000
All Other Fees(4)	Nil	Nil
TOTALS	$40,000	$50,000

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

F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.           CORPORATE GOVERNANCE

Not Applicable.

H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

Not applicable.

ITEM 18     FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Eagleford Energy Corp. for the years ended August 31, 2015 and 2015, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2015 and 2014;

(b)	Consolidated Statements of Financial Position as at August 31, 2015 and 2014;

(c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2015, 2014 and 2013;

(d)	Consolidated Statements of Shareholders’ Equity (Deficiency) for the years ended August 31, 2015, 2014 and 2013;

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2015, 2014 and 2013;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19     EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC(12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)

4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)
4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)
4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy, Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement dated December 3, 2013 between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)
4.35	Articles of Amendment, effective August 25, 2014 (14)
4.36	Amendment dated January 21, 2014 to the Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (15)
4.37	Joint Development Agreement dated April 11, 2014 by and among Quadrant Resources LLC Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.38	Secured Convertible Promissory Note, General Security Agreement and Release dated August 31, 2014 between Eagleford Energy Inc. and Benchmark Enterprises LLC (15)
4.39	Articles of Incorporation of EEZ Operating Inc. effective May 12, 2015 (16)
4.40	Settlement Agreement effective as of March 31, 2015, by and between Stratex Oil & Gas Holdings, Inc., Quadrant Resources LLC, and Eagleford Energy Corp. (16)
4.41	Settlement and Exercise of Security Agreement effective August 31, 2015, between Eagleford Energy Corp. and Benchmark Enterprises LLC (16)

8.1	Subsidiaries of Eagleford Energy Corp. (16)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (16)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F on December 31, 2012
(13)	Previously filed by Registrant on Form 20F on December 24, 2013
(14)	Previously filed by Registrant on Form 6-K on August 20, 2014
(15)	Previously filed by Registrant on Form 20F on December 31, 2014
(16)	Filed as an Exhibit hereto

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EAGLEFORD ENERGY CORP.

By:	/s/ James Cassina
Name: James Cassina
Title: President, Chief Executive Officer and Chief Financial Officer

Date: December 30, 2015

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Eagleford Energy Corp. for the years ended August 31, 2015, and 2014 , comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2015 and 2014;	F-2
(b)	Consolidated Statements of Financial Position for the years ended August 31, 2015 and 2014;	F-4
(c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2015, 2014 and 2013;	F-5
(d)	Consolidated Statements of Shareholders’ Equity (Deficiency) for the years ended August 31, 2015, 2014 and 2013;	F-6
(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2015, 2014 and 2013;	F-7
(f)	Notes to the Consolidated Financial Statements.	F-8 - F-40

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Eagleford Energy Corp.

(Formerly Eagleford Energy Inc.)

We have audited the accompanying consolidated financial statements of Eagleford Energy Corp. (formerly: Eagleford Energy Inc.) (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2015 and 2014, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years ended August 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eagleford Energy Corp. (formerly: Eagleford Energy Inc.) as at August 31, 2015 and 2014, and its financial performance and its cash flows for the years ended August 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $2,695,018 during the year ended August 31, 2015 and, as of that date its current liabilities exceeded its current assets by $3,233,160. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that, raises substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Schwartz Levitsky Feldman, llp

Toronto, Ontario, Canada	Chartered Accountants
December 23, 2015	Licensed Public Accountants

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)	August 31, 2015	August 31, 2014
Assets
Current assets
Cash	$32,192	$103,215
Trade and other receivables	51,323	157,121
Marketable securities (Note 6)	9,600	-
Total current assets	93,115	260,336
Non-current assets
Exploration and evaluation assets (Note 7)	-	5,036,592
Total non-current assets	-	5,036,592

Total Assets	$93,115	$5,296,928

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities
Trade and other payables	$1,630,809	$1,483,775
Shareholders’ loans (Note 8 and 9)	339,588	981,834
Derivative liabilities (Note 10)	281,210	1,094,392
Provisions (Note 11 a)	11,563	11,768
Loans payable (Note 9)	1,063,105	-
Deferred revenue	-	177,804
Total current liabilities	3,326,275	3,749,573
Non-current liabilities
Provisions (Note 11(a))	-	35,775
Derivative liabilities (Note 10)	-	4,231,015
Total non-current liabilities	-	4,266,790

Total liabilities	3,326,275	8,016,363

Shareholders’ equity (deficiency)
Share capital (Note 12 a)	9,997,792	9,072,181
Share purchase warrants (Note 12 b)	801,079	1,970,968
Share purchase options (Note 12 d)	272,553	170,972
Contributed surplus (Note 12 e)	3,829,105	1,389,898
Available-for-sale reserve	(110,525)	-
Foreign currency translation reserve	-	4,692
Accumulated deficit	(18,023,164)	(15,328,146)
Total shareholders’ equity (deficiency)	(3,233,160)	(2,719,435)

Total Liabilities and Shareholders’ Equity (Deficiency)	$93,115	$5,296,928

Going Concern (Note 1)
Related Party Transactions and Balances (Note 8)
Discontinued Operations and Dissolution of Subsidiary (Note 16)
Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ James Cassina	/s/ Milton Klyman
James Cassina, Director	Milton Klyman, Director

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Operations and Comprehensive Loss
For the years ended August 31,
(Expressed in Canadian Dollars)	2015	2014	2013

Revenue
Natural gas sales, net of royalties	$53,055	$65,024	$30,062
Expenses
Operating costs	24,910	17,138	9,234
Depletion and accretion	-	1,536	13,283
General and administrative	89,007	403,425	582,364
Interest	280,299	284,038	76,783
(Gain) loss on derivative liabilities (Note 10)	(2,653,591)	2,735,476	128,041
Loss on foreign exchange	415,345	101,427	197,640
Marketing and public relations	(22,800)	(14,250)	25,763
Gain on disposal of subsidiary (Note 16 a)	(615,881)	-	-
Stock based compensation (Note 12 d)	84,520	-	-
Stock based compensation - non employees (Note 12 d)	28,173	-	-
Accretion of secured convertible note (Note 9)	475,755	-	-
Gain on settlement of litigation (Note 6)	(120,125)	-	-
Loss on settlement of debt (Note 12 b (c) and Note 9)	-	1,335,935	402,264
Impairment loss on exploration and evaluation assets (Note 7 and 16 a)	-	1,315,276	2,690,568
Impairment loss on property and equipment	-	-	168,954
Impairment loss on marketable securities	-	-	1
	(2,014,388)	6,180,001	4,294,895

Net income (loss) from continuing operations	2,067,443	(6,114,977)	(4,264,833)
Net loss from discontinued operations net of tax (Note 16 a)	(4,762,461)	(608)	(1,213)
Net loss	(2,695,018)	(6,115,585)	(4,266,046)

Other comprehensive income (loss)
Items that may be re-classified subsequently to statements of operations
Unrealized loss on marketable securities	(110,525)	-	-
Foreign currency translation
Continuing operations	-	(203,765)	313,228
Discontinued operations	(4,692)	3,800	892
Total other comprehensive income (loss)	(115,217)	(199,965)	314,120

Net loss and comprehensive loss	$(2,810,235)	$(6,315,550)	$(3,951,926)

Earnings (loss) per share, basic
Continuing operations	$0.075	$(0.482)	$(0.407)
Discontinued operations	$(0.172)	$(0.000)	$(0.000)
Total loss per share, basic	$(0.097)	$(0.482)	$(0.407)
Earnings (loss) per share, diluted
Continuing operations	$0.055	$(0.482)	$(0.407)
Discontinued operations	$(0.172)	$(0.000)	$(0.000)
Total loss per share, diluted	$(0.117)	$(0.482)	$(0.407)

Weighted average shares outstanding, basic (Note 12 c)*	27,698,938	12,675,329	10,477,429
Weighted average shares outstanding, diluted (Note 12 c)*	37,555,135	12,675,329	10,477,429

* Reflects the August 25, 2014 one-for-ten stock consolidation (Note 12 a)

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)
For the years ended August 31, 2015, 2014 and 2013
(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Shares*	SHARE CAPITAL Amount $	SHARE PURCHASE WARRANTS $	SHARE PURCHASE OPTIONS $	CONTRI- BUTED SURPLUS $	FOREIGN CURRENCY TRANS- LATION RESERVE $	AVAILABLE FOR SALE RESERVE $	ACCU- MULATED DEFICIT $	TOTAL SHARE- HOLDERS’ EQUITY DEFICIENCY $
Balance, August 31, 2012	9,671,281	5,906,633	1,422,526	170,972	506,200	(109,463)	-	(4,946,515)	2,950,353
Private placement of units	224,979	197,214	-	-	-	-	-	-	197,214
Issuance of shares as debt settlement	2,366,257	946,503	-	-	-	-	-	-	946,503
Foreign currency translation
-continuing operations	-	-	-	-	-	313,228	-	-	313,228
-discontinued operations	-	-	-	-	-	892	-	-	892
Net loss
-continuing operations	-	-	-	-	-	-	-	(4,264,833)	(4,264,833)
-discontinued operations	-	-	-	-	-	-	-	(1,213)	(1,213)
Balance, August 31, 2013	12,262,517	7,050,350	1,422,526	170,972	506,200	204,657	-	(9,212,561)	142,144
Warrants exercised	651,904	306,405	(78,238)	-	-	-	-	-	228,167
Warrants expired	-	-	(174,399)	-	174,399	-	-	-	-
Derivative warrants expired	-	-	-	-	709,299	-	-	-	709,299
Issuance of units as debt settlement	14,757,120	1,715,426	801,079	-	-	-	-	-	2,516,505
Foreign currency translation
-continuing operations	-	-	-	-	-	(203,765)	-	-	(203,765)
-discontinued operations	-	-	-	-	-	3,800	-	-	3800
Net loss
-continuing operations	-	-	-	-	-	-	-	(6,114,977)	(6,114,977)
-discontinued operations	-	-	-	-	-	-	-	(608)	(608)
Balance, August 31, 2014	27,671,541	9,072,181	1,970,968	170,972	1,389,898	4,692	-	(15,328,146)	(2,719,435)
Stock options expired	-	-		(11,112)	11,112	-	-	-	-
Warrants expired	-	-	(1,169,889)	-	1,169,889	-	-	-	-
Derivative warrants expired	-	-	-	-	1,258,206	-	-	-	1,258,206
Stock based compensation	-	-	-	112,693	-	-	-	-	112,693
Shares to be issued as debt extinguishment**	10,000,000	925,611	-	-	-	-	-	-	925,611
Unrealized loss on marketable securities	-	-	-	-	-	-	(110,525)	-	(110,525)
Foreign currency translation
-discontinued operations	-	-	-	-	-	(4,692)	-	-	(4,692)
Net income (loss)
-continuing operations	-	-	-	-	-	-	-	2,067,443	2,067,443
-discontinued operations	-	-	-	-	-	-	-	(4,762,461)	(4,762,461)
Balance, August 31, 2015	37,671,541	9,997,792	801,079	272,553	3,829,105	-	(110,525)	(18,023,164)	(3,233,160)

* Reflects the August 25, 2014 one-for-ten stock consolidation (Note 12 a)

**Common shares issuable upon the settlement of the secured convertible note subsequent to August 31, 2015 (Note 9)

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Cash Flows
For the years ended August 31,
(Expressed in Canadian Dollars)	2015	2014	2013

Cash provided by (used in)
Operating activities
Net loss	$(2,695,018)	$(6,115,585)	$(4,266,046)
Items not involving cash:
Depletion and accretion	1,498	2,449	13,283
(Gain) loss on derivative liabilities (Note 10)	(2,653,591)	2,735,476	128,041
Impairment loss on exploration and evaluation assets (Note 7 and 16)	4,490,045	1,315,276	2,690,568
Gain on disposal of subsidiary	(615,881)	-	-
Stock based compensation (Note 12 d)	112,693	-	-
Accretion of secured note (Note 9 and Note 10)	475,755	-	-
Gain on settlement of litigation (Note 6)	(120,125)	-	-
Decommissioning obligation expenditure	(205)	(706)	-
Impairment loss on marketable securities (Note 16 a)	167,815	-	1
Loss on settlement of debt (Note 12 b(c) and Note 9)	-	1,335,935	402,264
Impairment loss on property and equipment	-	-	168,954
Net changes in non-cash working capital (Note 13)	113,327	538,244	569,428
Net cash used in operating activities	(723,687)	(188,911)	(293,507)

Investing activities
Additions to exploration and evaluations assets, net	(109,874)	(113,578)	(404,818)
Net cash used in investing activities	(109,874)	(113,578)	(404,818)

Financing activities
Shareholders’ loans, net	502,908	62,380	126,763
Loans payable	196,998	-	-
Secured note payable, net	-	83,629	66,240
Private placement of units, net of share issue costs	-	-	405,650
Net cash provided by financing activities	699,906	146,009	598,653

Decrease in cash for the year	(133,655)	(156,480)	(99,672)
Effect of exchange rate changes on cash	62,632	62,858	(33,494)
Cash, beginning of year	103,215	196,837	330,003
Cash, end of year	$32,192	$103,215	$196,837

Supplemental Cash Flow Information and Non-cash Transactions (Note 13)

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

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

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta Ltd. (“1354166 Alberta”) a company operating in the province of Alberta, Eagleford Energy, Zavala Inc., (“Zavala Inc.”) a Nevada company and its wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) a Texas company incorporated May 12, 2015, until the date of disposition of Zavala Inc., on August 31, 2015 and Dyami Energy LLC (“Dyami”) which was dissolved effective April 3, 2014. These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of exploring and developing its oil and gas properties and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of exploration and development of its oil and gas properties.

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $3,233,160 (2014: $3,489,237) and an accumulated deficit of $18,023,164 (2013: $15,328,146). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Committee (“IFRAC”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 23, 2015, the date the Board of Directors approved the consolidated financial statements.

Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

2.	Basis of Preparation (continued)

Functional and Presentation Currency

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta, a company operating in the province of Alberta, Canada, is Canadian dollars. The functional currency of the Company’s former wholly-owned Nevada subsidiary, Zavala Inc., and its’ wholly-owned subsidiary EEZ Operating a Texas company, incorporated May 12, 2015 was United States dollars. The Company’s former wholly-owned Texas subsidiary, Dyami functional currency was United States dollars.

Use of Estimates and Judgements

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

2.	Basis of Preparation (continued)

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

Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta a company operating in the province of Alberta, Zavala Inc. a Nevada company and its wholly owned subsidiary EEZ Operating a Texas company incorporated May 12, 2015, until the date of disposition of Zavala Inc., on August 31, 2015 and Dyami which was dissolved effective April 3, 2014.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exits which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Revenues from the production of oil and gas properties from 1354166 Alberta are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currency

Items included in the consolidated financial statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in other comprehensive income.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

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

Discontinued Operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and accordingly its operations have been treated as discontinued operations in the Company’s consolidated financial statements.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in the consolidated statement of operations. The Company’s other comprehensive income (loss) is comprised of foreign currency translation reserve and available for-sale-assets.

Foreign currency translation is related to translation differences between the Company’s US dollar functional currency subsidiaries converted into Canadian dollars at the period end exchange rates, and their results of operations converted at average rates of exchange for the period.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

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

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

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

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company has classified its marketable securities as “available for sale”.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. Adjustments to the fair value of the marketable securities at the financial position date are recorded to comprehensive income. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition.

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

The Company had a secured convertible note payable that had a conversion feature which may convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lesser of a price equal to the 30-day rolling weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the (“Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the conversion unit.

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

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

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, IFRS 9 Financial Instruments (2010) and November 2013 IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2014. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRIC 21 Levies.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

5.	Segmented Information (continued)

For the year ended August 31, 2015	Canada	United States	Total
Net revenue, continuing operations	$53,055	-	$53,055
Net income, continuing operations	$2,067,443		$2,067,443
Net loss, discontinued operations	-	$(4,762,461)	$(4,762,461)
Net income (loss)	$2,067,443	$(4,762,461)	$(2,695,018)

For the year ended August 31, 2014	Canada	United States	Total
Net revenue, continuing operations	$65,024	-	$65,024
Net loss, continuing operations	$(6,114,977)	-	$(6,114,977)
Net loss, discontinued operations	-	$(608)	$(608)
Net loss	$(6,114,977)	$(608)	$(6,115,585)

For the year ended August 31, 2013	Canada	United States	Total
Net revenue, continuing operations	$30,062	-	$30,062
Net loss, continuing operations	$(4,264,833)	-	$(4,264,833)
Net loss, discontinued operations	-	$(1,213)	$(1,213)
Net loss	$(4,264,833)	$(1,213)	$(4,266,046)

As at August 31, 2015	Canada	United States	Total
Total Assets	$93,115	-	$93,115
Total Liabilities	$(3,326,275)	-	$(3,326,275)

As at August 31, 2014	Canada	United States	Total
Total Assets	$179,888	$5,117,040	$5,296,928
Total Liabilities	$6,991,287	$1,025,076	$8,016,363

6.	Marketable Securities

As at August 31, 2015, the Company held 1,200,000 common shares in a quoted company security that had been acquired as a settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in the statement of comprehensive income (loss) in the amount of $110,525 as follows:

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600

7.	Exploration and Evaluation Assets

Cost
Balance August 31, 2013	$6,535,278
Additions, net	113,578
Change in decommissioning obligation estimates	7,225
Disposal of decommissioning obligations, Matthews Lease JDA	(26,426)
Impairment of Murphy Lease	(1,675,749)
Foreign exchange	82,686
Balance August 31, 2014	$5,036,592
Additions, net	109,874
Change in decommissioning obligation estimates	(11,253)
Impairment of Matthews Lease (Note 16 a)	(4,490,045)
Deconsolidation of Zavala Inc. (Note 16 a)	(1,212,996)
Foreign exchange	567,828
Balance August 31, 2015	$-

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

7.	Exploration and Evaluation Assets (continued)

The Company’s exploration and evaluation assets were located in Texas, USA. During the year ended August 31, 2015, the Company recorded an impairment of $4,490,045 on its Matthews Lease as a result of the estimated reduction of leasehold acreage of the Matthews Lease and fair value upon the settlement of a secured convertible note. Effective August 31, 2015, the Company deconsolidated Zavala Inc. upon the assignment of Zavala Inc.’s common shares as partial satisfaction of the secured note extinguishment (Note 9 and Note16 a). During the year ended August 31, 2014, an impairment of $1,675,749 was recorded on the Murphy Lease (Note 16 b).

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

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex acted as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease (Note 17).

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014, October 6, 2014, January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling $378,577 (US$303,712) as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

Effective March 31, 2015, the Company entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to the Company and Quadrant, and issued to the Company 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid to the Company. EEZ Operating thereafter became the operator of the Matthews Lease (Note 17).

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

7.	Exploration and Evaluation Assets (continued)

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units. Accordingly, the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter of fiscal 2014 (Note 16 b).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

8.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2015	August 31, 2014	August 31, 2013
Short term employee benefits (1)	$150,000	$75,000	$75,000
Directors stock based compensation (2)	84,520	-	-
	$234,520	$75,000	$75,000

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2015	August 31, 2014
Short term employee benefits (1)	$125,000	$281,250
	$125,000	$281,250

(1)	During the year ended August 31, 2015 the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees.
(2)	On November 12, 2014, the Company granted options to purchase 750,000 common shares to three directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019 (Note 12 d).

As at August 31, 2015 the amount of directors’ fees included in trade and other payables was $21,600 (August 31, 2014: $19,200).

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

8.	Related Party Transactions and Balances (continued)

As at August 31, 2015, the Company had a promissory note payable to the President of the Company of $10,000 (August 31, 2014: $Nil). For the year ended August 31, 2015, the Company recorded interest on a promissory note to the President of $838 (August 31, 2014: $24,162). As at August 31, 2015, included in trade and other payables is outstanding interest of $111,009 (August 31, 2014: $91,727). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. Effective February 27, 2014, 651,904 common share purchase warrants expiring February 27, 2014, were exercised by the President of the Company at $0.35, for settlement of cash advances of $228,167 (Note 12 b (a)). On August 30, 2014, the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable to the President of US$120,000 (Note 12 b (c) and Note 10).

As at August 31, 2015, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $339,588 (US$249,250) (August 31, 2014: US$249,250). For the year ended August 31, 2015, the Company recorded interest on the promissory note of $32,958 (August 31, 2014: $Nil). As at August 31, 2015, included in trade and other payables, is interest of $33,049 (August 31, 2014: $Nil). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. During the year ended August 31, 2015, Zavala Inc. issued a note to Core in the amount $279,053 and recorded interest on the note of $4,353 (Note 9 and Note 16 a). The President of the Company is a major shareholder, officer and a director of Core.

As at August 31, 2015, the Company had, loans payable of $196,998 to 1288131 Alberta Ltd. (August 31, 2014: $Nil). For the year ended August 31, 2015, the Company recorded interest on the loans payable of $15,619. As at August 31, 2015, included in trade and other payables, is interest of $15,619 (August 31, 2014: $Nil). The loans are payable on demand and bear interest at 10% per annum. Colin McNeil a director of the Company, is also an officer, director and shareholder of 1288131 Alberta Ltd., (Note 17).

As at August 31, 2015, the Company had shareholders’ loans payable of $866,107 (US$655,000). (August 31, 2014: US$655,000). For the year ended August 31, 2015, the Company recorded interest of $86,611 (August 31, 2014: $180,349) on the shareholders’ loans. As at August 31, 2015, the Company received notice that the shareholders loans were assigned and the Company has reclassified the amount to loans payable. As at August 31, 2015, included in trade and other payables, is interest of $86,848 (August 31, 2014: $269). The loans are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the loans. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of shareholder loans payable of US$529,250, $250,000 and interest payable of $225,614 (Note 12 b (c), Note 9 and Note17).

9.	Secured Note Payable and Shareholders’ Loans

Secured Note Payable

As at August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

9.	Secured Note Payable and Shareholders’ Loans (continued)

The Company had accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”, an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument had a conversion option, the terms were considered substantially different and therefore gave rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

As at August 31, 2014, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation CDN$
Secured promissory note (old debt instrument)	$1,322,347
Derivative liability (Conversion Unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note was being accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179 (August 31, 2014: $104,237).

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 10,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a).

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

9.	Secured Note Payable and Shareholders’ Loans (continued)

The following table presents the effect of the extinguishment of the Note on the consolidated financial statements of the Company:

August 31, 2015
Secured note payable	$1,608,149
Interest payable	154,179
Net assets and liabilities of Zavala Inc. (Note 16 a)	(836,717)
Common shares (Note 12 a)	(925,611)
$-

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

10.	Derivative Liabilities

At August 31, 2015, the Company recorded a net gain on derivative liabilities of $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700 (August 31, 2014: loss of $2,735,476 comprised of a loss on derivative warrant liabilities of $57,725 and a loss on derivative unit liabilities of $2,677,751).

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2013	914,761	1,976,883	4.72
Warrants expired	(170,923)	(709,299)	(0.93)
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	3.74
Warrants expired	(613,350)	(1,258,206)	(4.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	130,488	281,210	4.66

* Reflects the August 25, 2014 one-for-ten consolidation

On August 31, 2014 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

On April 13, 2015, 187,500 and 30,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 91,250 and 14,600 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 250,000 and 40,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding as at August 31, 2015 and 2014, respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
112,490	5.00	September 25, 2015(1)	0.07	220,640
17,998	2.50	September 25, 2015(1)	0.07	60,570
130,488			0.07	281,210

* Reflects the August 25, 2014 one-for-ten consolidation

(1)	Current

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

10.	Derivative Liabilities (continued)

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307
(1)	Current

* Reflects the August 25, 2014 one-for-ten consolidation

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative liabilities reflected in US Dollars and linked common shares as at August 31, 2015 and 2014:

	August 31, 2015		August 31, 2014
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values $CDN	Indexed Shares	Fair Values $CDN
Conversion unit (1 common share and 1 common share purchase warrant)	-	-	15,202,188	(4,000,100)

Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement and extinguished the Note and its underlying derivative financial instruments. At August 31, 2014 the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note which gave rise to a derivative financial instrument (the “Note”). The Note had embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics and met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and conditions consisted of a conversion unit which was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (Note 9).

Accounting principles provided in IAS 32 and IAS 39 required derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company had selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believed that this technique was reflective of significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions included, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit because it believed this technique is reflective of significant assumption types market participants would likely consider in transactions involving warrants.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

10. Derivative Liabilities (continued)

Significant inputs and results arising from the Monte Carlo Simulations process were as follows for the common share component contained in the conversion unit:

August 31, 2014
Underlying price on valuation date*	$0.3090
Contractual conversion rate	$0.08
Contractual term to maturity	1.00 Years
Implied expected term to maturity	0.613 Years
Market volatility:
Range of volatilities	78.41% - 269.09%
Equivalent volatility	181.25%
Contractual interest rate	10.0%
Equivalent market risk adjusted interest rate	10.00%
Equivalent credit risk adjusted yield	3.45%

*The underlying price of the common share component of the conversion unit was the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit was as follows:

August 31, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.63%

11.	Provisions

	Decommissioning Obligations (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2013	$119,742	$178,553	$298,295
Accretion expense	961	-	961
Change in estimates	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Dissolution of subsidiary (Note 16 b)	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	$47,543	$-	$47,543
Accretion expense	1,498	-	1,498
Change in estimates	(11,253)	-	(11,253)
Additions	98,357	-	98,357
Obligations settled	(205)	-	(205)
Deconsolidation of Zavala Inc.( Note 16 a)	(102,143)	-	(102,143)
Foreign exchange	(22,234)	-	(22,234)
Balance, August 31, 2015	$11,563	$-	$11,563

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

11.	Provisions (continued)

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $11,563 as at August 31, 2015 (August 31, 2014: $47,543 ($11,768 current and $35,775 long term)) based on an undiscounted total future liability of $11,563 (August 31, 2014: $60,629). These payments are expected to be incurred during 2016.

b)	Other Provisions

On January 28, 2014, a vendor of Dyami Energy received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid, and legal fees of $21,178 and interest at a rate of 5% per annum from the date of judgment until paid (District Court of Zavala County, Texas Case No. 13-02-12941-ZCV). During 2013 the full amount of the provision was recorded together with legal fees and interest and transferred to trade and other payables.

12.	Share Capital and Reserves

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

a	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2013	12,262,517	$7,050,350
Warrants exercised (Note 12 b (a))	651,904	306,405
Debt settlement (Note 12 b (c))	14,757,120	1,715,426
Balance August 31, 2014	27,671,541	9,072,181
Common shares issuable upon the settlement of secured convertible note (Note 9)**	10,000,000	925,611
Balance August 31, 2015	37,671,541	$9,997,792

* Reflects the August 25, 2014 one-for-ten stock consolidation

**Common shares issuable upon the settlement of the secured convertible note subsequent to August 31, 2015 (Note 9)

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

12.	Share Capital and Reserves (continued)

b	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2015		August 31, 2014
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	9,293,560	$0.18	4,020,095	$0.40
Warrants exercised (Note 12 b (a))			(651,904)	$0.35
Warrants expired (Note 12 b (d) and (b))	(1,915,000)	$0.50	(1,453,191)	$0.35
Warrants issued (Note 12 (c))			7,378,560	$0.10
Balance, end of period	7,378,560	$0.10	9,293,560	$0.18

* Reflects the August 25, 2014 one-for-ten stock consolidation

(a)        Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (Note 8).

(b)        On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(c)        Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (Note 9 and 10).

(d)        On January 24, 2015, 600,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 1,315,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(e)        Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to shares of common stock of the Company with a fair value of $925,611 (Note 9).

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

12.	Share Capital and Reserves (continued)

The following table summarizes the outstanding warrants as at August 31, 2015 and 2014, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
7,378,560	$0.10	August 30, 2017	2.00	801,079

* Reflects the August 25, 2014 one-for-ten stock consolidation

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	$1,970,968

* Reflects the August 25, 2014 one-for-ten stock consolidation

c	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31, 2015	August 31, 2014*
Weighted Average Shares Outstanding, basic	27,698,938	12,675,329
Weighted Average Shares Outstanding, diluted	37,555,135	12,675,329

* Reflects the August 25, 2014 one-for-ten stock consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2014 and 2013	105,000	$1.64
Granted	1,000,000	0.12
Expired	(5,000)	(1.64)
Balance, August 31, 2015	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

12.	Share Capital and Reserves (continued)

The following table is a summary of the Company's stock options outstanding and exercisable as at August 31, 2015 and 2014, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	1.50	100,000	$1.60
$0.12	1,000,000	$0.12	4.20	1,000,000	$0.12
	1,100,000	$0.25	3.95	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the August 25, 2014 one-for-ten stock consolidation

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

November 12, 2014
Weighted average fair value per option	$0.11
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

12.	Share Capital and Reserves (continued)

e	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2013	$506,200
Warrants expired (Note 12 b)	174,399
Derivative warrants expired (Note 10)	709,299
Balance, August 31, 2014	1,389,898
Stock options expired (Note 12 d)	11,112
Warrants expired (Note 12 b)	1,169,889
Derivative warrants expired Note 10)	1,258,206
Balance, August 31, 2015	$3,829,105

13.	Supplemental Cash Flow Information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the years set out:

Non-cash transactions	August 31, 2015 ($)	August 31, 2014 ($)	August 31, 2013 ($)
Warrants expired	(1,169,889)	-	-
Stock options expired	(11,112)	-	-
Stock based compensation	112,693	-	-
Derivative warrants expired	(1,258,206)	(709,299)	-
Warrants exercised for settlement of cash advances	-	228,167	-
Disposal of decommissioning obligation	135,064	26,426	-
Royalties paid under Matthews JDA	-	(167,715)	-
Units issued to settle debt	-	1,180,570	-
Warrants exercised	-	(78,238)	-
Shares issued for interest on secured note and shareholders’ loans	-	-	601,576
Broker warrants issued	-	-	44,895
Shares to be issued to settle debt	925,611	-	344,927

The following table summarizes the changes in non-cash working capital for the years set out:

Changes in non-cash working capital	August 31, 2015	August 31, 2014	August 31, 2013
Trade and other receivables	$137,652	$(129,335)	$(10,261)
Trade and other payables	153,479	331,480	339,622
Deferred revenue	(177,804)	177,804	-
Prepaid expenses and deposits	-	158,295	(158,295)
Provisions	-	-	398,362
Net change	$113,327	$538,244	$569,428

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable, shareholders’ loans and loans payable	Other financial liabilities	Amortized cost

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

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2015	August 31, 2014
Cash	$32,192	$103,215
Trade and other receivables	51,323	157,121
Balance	$83,515	$260,336

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets have had an impact on the Company’s ability to access capital or other viable options on terms that are acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,630,809	$1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	$3,033,502	$3,033,502	-	-	-
(1)	Translated at current exchange rate.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks (continued)

August 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-
(2)	Translated at current exchange rate.

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

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets and the oil and gas sector. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to further deteriorate the broader credit markets and stock market declines. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and North America and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	attempts to utilize competent, professional consultants as support to management,
•	reviewing available petrophyisical analysis of prospects,
•	focusing on a limited number of properties.

(i)	Commodity Price Risk

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

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks (continued)

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2015 and 2014 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2015		2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$59,918	$46,192	$72,451	$57,597
Net income (loss)	$2,074,306	$2,060,580	$(6,107,550)	$(6,122,404)

(ii)	Currency Risk

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

The following assets and liabilities are denominated in US dollars at August 31, 2015 and 2014:

	August 31, 2015	August 31, 2014
Cash	22,166	$73,099
Trade and other receivables	24,154	74,091
Trade and other payables	(873,523)	(882,877)
Shareholders’ loans	(249,250)	(904,250)
Derivative liabilities	(212,668)	(4,899,511)
Loans payable	(776,000)	-
Prepaid expenses and deposits	-	27,478
Exploration and evaluation assets	-	4,638,600
Deferred revenue	-	(165,000)
Provisions	-	(32,948)
Net assets denominated in US$	$(2,065,121)	$(2,071,318)
Net asset CDN dollar equivalent at period end (1)	$(2,730,710)	$(2,249,038)
(1)	Translated at the exchange rate in effect at August 31, 2015 $1.3223 (August 31, 2014 $1.0858)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2015		August 31, 2014
Percentage	Increase	Decrease	Increase	Decrease
change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(180,541)	180,541	(122,100)	122,100
10%	(361,082)	361,082	(244,201)	244,201
15%	(541,623)	541,623	(366,301)	366,301
20%	(722,163)	722,163	(488,401)	488,401

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks (continued)

(iii)	Interest Rate Risk

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

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2015 and 2014 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, loans payable, shareholders’ loans and provisions.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2015		August 31, 2014
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	32,192	32,192	103,215	103,215
Derivative liabilities	281,210	281,210	5,325,407	5,325,407
Loans and receivables:
Trade and other receivables	51,323	51,323	157,121	157,121
Other financial liabilities:
Trade and other payables	1,630,809	1,630,809	1,483,775	1,483,775
Shareholders’ loans	339,588	339,588	981,834	981,834
Loans payable	1,063,105	1,063,105	-	-
Provisions (short and long term)	11,563	11,563	47,543	47,543

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, loans payable, secured note payable and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at the exchange amount.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks (continued)

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

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2015 and August 31, 2014 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended August 31, 2015. The Company is not subject to any externally imposed restrictions on its capital requirements.

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

15.	Income Taxes

The Company has unused capital losses in the amount of approximately $195,852 (2014: $195,852) which may be carried forward indefinitely to offset future capital gains, and unused non capital losses available to reduce income in future years expiring as follows:

2015	47,434
2026	55,415
2027	42,337
2028	49,166
2029	252,898
2030	275,165
2031	648,310
2032	780,686
2033	829,530
2034	659,384
2035	839,494
$4,479,819

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

15.	Income Taxes (continued)

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 26.50% to 34% (2014: 26.50%% to 34%) for federal and provincial taxes is as follows:

	2015	2014
Net Loss	$2,695,018	$6,115,585
Taxes at statutory rates	(714,180)	(1,620,630)
Non-taxable items and others	564,318	1,412,019
Change in unrecognized deferred tax asset	149,862	208,611
	$-	$-

The significant components of the Company's unrecognized deferred income tax asset are summarized as follows:

	2015	2014
Operating loss carry forwards	$1,187,152	$1,019,911
Share issue costs	3,748	19,112
Marketable securities	-	777
Capital losses carry forwards	28,070	28,070
Oil and gas interests	76,713	76,713
Cumulative eligible capital	-	1,237
Unrecognized deferred tax asset	$1,295,683	$1,145,821

16.	Discontinued Operations and Dissolution of Subsidiary

a	Discontinued Operations of Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, the Company was unable to pay the Note of $1,608,149 plus interest of $154,179, totaling $1,762,328 which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 with the following terms:

(1)	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and

(2)	Issue 10,000,000 shares of common stock of the Company;

As a result the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date (August 31, 2015) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

16.	Discontinued Operations and Dissolution of Subsidiary (continued)

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc. for the years set out:

	August 31, 2015	August 31, 2014	August 31, 2013
Expenses
Accretion	$1,498	$913	$-
General and administrative (recovery)	73,347	(305)	1,213
Bad debt expense	29,756	-	-
Impairment loss on marketable securities	167,815	-	-
Impairment loss on exploration and evaluation assets	4,490,045	-	-
Loss from discontinued operations	(4,762,461)	(608)	(1,213)
Foreign currency translation	(4,692)	3,800	892
Comprehensive income (loss) from discontinued operations	$(4,767,153)	$3,192	$(321)
Loss per share basic and diluted from discontinued operations	$(0.172)	$(0.000)	$(0.000)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the years set out:

	August 31, 2015	August 31, 2014	August 31, 2013
Cash provided by (used in)
Operating activities
Net loss from discontinued operations	$(4,762,461)	$(608)	$(1,213)
Accretion	1,498	913	-
Impairment loss on marketable securities	167,815
Impairment loss on exploration and evaluation assets	4,490,045	-	-
Net changes in non-cash working capital
Accounts receivable	79,790	(80,448)	-
Accounts payable	(58,979)	64,169	1,266
Deferred revenue	(177,804)	177,804
Cash provided by (used in) operating activities, discontinued operations	(260,096)	161,830	53

Investing activities
Additions to exploration and evaluation assets	(109,874)	(113,578)	-
Cash used in investing activities, discontinued operations	(109,874)	(113,578)

Financing activities
Loans payable	279,053	-	-
Cash provided by financing activities, discontinued operations	279,053	-	-

Net cash provided by (used in) discontinued operations	$(90,917)	$48,252	$53

The following table presents the effect of the de-consolidation of Zavala Inc., on the Consolidated Statement of Financial Position of the Company at August 31, 2015:

August 31, 2015
Accounts receivable	$658
Restricted cash	33,058
Marketable securities	10,578
Exploration and evaluation assets	1,212,996
Provisions	(135,064)
Loan payable	(279,053)
Accounts payable	(6,456)
Net assets and liabilities of Zavala Inc.	$836,717

Upon disposition of Zavala Inc., the Company realized a foreign exchange translation gain of $615,881.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

16.	Discontinued Operations and Dissolution of Subsidiary (continued)

b	Dissolution of Dyami Energy LLC

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

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy leases on the books of Dyami Energy prior to its dissolution were recorded by the Company.

The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary.

The following table presents the effect of the dissolution of Dyami Energy on the consolidated financial statements of the Company at April 3, 2014:

April 3, 2014
Exploration and evaluation assets – Murphy Lease	$(1,675,749)
Provisions	58,589
Foreign currency translation reserve	301,884
Net assets and liabilities of Dyami Energy	$(1,315,276)

17.	Subsequent Events

On August 13, 2015, the Company filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, the Company obtained a judgment against Stratex in the amount of $62,069.

On September 25, 2015, 112,490 and 17,998 derivative warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as an increase to contributed surplus.

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

17.	Subsequent Events (continued)

On December 22, 2015, the Company issued 5,000,000 common shares in the capital of the Company at a price of $0.01 per share for gross proceeds of $50,000.

On December 22, 2015, the Company issued a total of 103,299,838 units at CDN $0.01 in the capital of the Company pursuant to the anti-dilution clause of the August 30, 2014 debt settlement agreements of $1,180,570. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units $7,882,072 was allocated to common shares $4,542,981 and warrants $3,339,091 based on their relative fair values and $7,882,072 was recorded as a loss on settlement of debt.

On December 22, 2015, the Company issued a total of 95,431,100 common shares in the capital of the Company at a price of US$0.01 per share upon the conversion of debt in the aggregate amount of $1,274,291 (US$954,311). The amount allocated to common shares based on fair value was $6,371,457 and $5,097,166 was recorded as a loss on settlement of debt.

INDEX TO EXHIBITS

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated June 1, 2012 (12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)
4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)

2

4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement dated December 3, 2013 between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)
4.35	Articles of Amendment, effective August 25, 2014 (14)
4.36	Amendment dated January 21, 2014 to the Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.37	Joint Development Agreement dated April 11, 2014 by and among Quadrant Resources LLC Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.38	Secured Convertible Promissory Note, General Security Agreement and Release dated August 31, 2014 between Eagleford Energy Inc. and Benchmark Enterprises LLC (15)
4.39	Articles of Incorporation of EEZ Operating Inc. effective May 12, 2015 (16)
4.40	Settlement Agreement effective as of March 31, 2015, by and between Stratex Oil & Gas Holdings, Inc., Quadrant Resources LLC, and Eagleford Energy Corp. (16)
4.41	Settlement and Exercise of Security Agreement effective August 31, 2015, between Eagleford Energy Corp. and Benchmark Enterprises LLC (16)

8.1	Subsidiaries of Eagleford Energy Corp. (16)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (16)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F on December 31, 2012
(13)	Previously filed by Registrant on Form 20F on December 24, 2013
(14)	Previously filed by Registrant on Form 6-K on August 20, 2014
(15)	Previously filed by Registrant on Form 20F on December 31, 2014
(16)	Filed as an Exhibit hereto

3