Form 20-F
period 2016-08-31
Intelligent Content Enterprises Inc.
filed 2017-03-20
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2016

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________________

For the transition period from_________________to______________

Commission File Number: 000-53646

INTELLIGENT CONTENT ENTERPRISES INC.

(Formerly: Eagleford Energy Corp.)

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of August 31, 2016 was 26,500,967 shares.

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

ii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “ICE” mean Intelligent Content Enterprises Inc. (Formerly: Eagleford Energy Corp.), and its subsidiaries, unless the context requires otherwise.

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

Except as noted, and the Audit Report contained in the consolidated financial statements for the year ended August 31, 2016, 2015 and 2014 which is dated as of March 13, 2017, the information set forth in this Annual Report is as of January 31, 2017 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures about Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. “Exchange Act” shall mean Securities Exchange Act of 1934, as amended.

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

A.           SELECTED FINANCIAL DATA

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2016, 2015, 2014, 2013 and 2012. You should read this information in conjunction with our Audited Consolidated Financial Statements including the Audit Report which is dated March 13, 2017 and related notes for the year ended August 31, 2016, 2015 and 2014 (See Item 18: “Financial Statements”), as well as (Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”) of this Annual Report.

Our consolidated financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The selected consolidated statement of operations data set forth below for the years ended August 31, 2016, 2015, 2014, 2013 and 2012 and the selected consolidated statement of financial position information set forth below as of August 31, 2016, 2015, 2014, 2013, and is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Annual Report under Item 18 – Financial Statements. Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with “Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

INTELLIGENT CONTENT ENTERPRISES INC.

Prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”)

(STATED IN CANADIAN DOLLARS)

Except share and per share data

	CONSOLIDATED STATEMENT OF FINANCIAL POSITION INFORMATION

	YEARS ENDED AUGUST 31,
	2016	2015	2014	2013	2012
Cash	$449,983	$32,192	$103,215	$196,837	$330,003
Total assets	$482,582	$93,115	$5,296,928	$6,918,196	$8,998,016
Total liabilities	$1,173,231	$3,326,275	$8,016,363	$6,776,052	$6,047,663

Total shareholders’ equity (deficiency)	$(690,649)	$(3,233,160)	$(2,719,435)	$142,144	$2,950,353

	CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION

	YEARS ENDED AUGUST 31,
	2016	2015	2014	2013	2012
Revenue
Natural gas sales	$-	$53,055	$65,024	$30,062	$39,218
Expenses
Operating costs	-	24,910	17,138	9,234	28,471
Depletion and accretion	-	-	1,536	13,283	20,509
Research, content development and technology support	160,519	-	-	-	-
Hosting, advertising and technology services	45,272	-	-	-	-
General and administrative	418,206	89,007	403,425	582,364	705,591
Interest expense	12,812	280,299	284,038	76,763	88,789
Loss on foreign exchange	21,891	415,345	101,427	197,640	36,283
(Gain) loss on derivative liabilities	-	(2,653,591)	2,735,476	128,041	46,655
Gain on disposal of subsidiary	(68,489)	(615,881)	-	-	-
Stock based compensation	615,924	84,520	-	-	95,910
Stock based compensation-non employees	-	28,173	-	-	75,062
Gain on extinguishment of derivative liabilities	(281,210)	(1,258,206)	(709,299)	-	-
Loss on settlement of debt	12,489,249	-	1,335,935	402,264	1,465,465
Impairment loss on marketable securities	120,125	-	-	1	-
Marketing and public relations	-	(22,800)	(14,250)	25,763	46,272
Accretion of secured convertible note	-	475,755	-	-	-
Gain on settlement of litigation	-	(120,125)	-	-	-
Impairment loss on property and equipment	-	-	-	168,954	50,774
Impairment loss on exploration and evaluation	-	-	1,315,276	2,690,568	-
Compensation expense on re-pricing of units	-	-	-	-	188,625
	13,534,298	(3,272,594)	5,470,702	4,294,895	2,848,406

Net income (loss) from continuing operations	(13,534,298)	3,325,649	(5,405,678)	(4,264,883)	(2,809,188)
Net income (loss) from discontinued operations net of tax	2,711	(4,762,461)	(608)	(1,213)	-
Net loss	(13,531,587)	(1,436,812)	(5,406,286)	(4,266,046)	(2,809,188)

Other comprehensive income (loss) to be re-classified to operations
Impairment loss on marketable securities	110,525	(110,525)	-	-	-
Foreign currency translation
Continuing operations	-	-		313,228	(160)
Discontinued operations	-	(4,692)	(199,965)	892	-
Total other comprehensive income (loss)	110,525	(115,217)	(199,965)	314,120	(160)

Net loss from operations and comprehensive income (loss)	$(13,421,062)	$(1,552,029)	$(5,606,251)	$(3,951,926)	$(2,809,348)
Earnings (loss) per share, basic
Continuing operations	$(0.652)	$1.201	$(4.265)	$(4.072)	$(3.435)
Discontinued operations	$0.000	$(1.719)	$(0.000)	$(0.000)	$(0.000)
Total loss per share, basic	$(0.652)	$(0.519)	$(4.265)	$(4.072)	$(3.435)
Earnings (loss) per share, diluted
Continuing operations	$(0.652)	$0.886	$(4.265)	$(4.072)	$(3.435)
Discontinued operations	$0.000	$(1.268)	$(0.000)	$(0.000)	$(0.000)
Total loss per share, diluted	$(0.652)	$(0.382)	$(4.265)	$(4.072)	$(3.435)

Weighted average shares outstanding, basic	20,770,962	2,769,894	1,267,533	1,047,743	817,697
Weighted average shares outstanding, diluted	20,770,962	3,755,514	1,267,533	1,047,743	817,697

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.00 per US$0.697 (or US$1.00 per CDN$1.303) as at January 31, 2017.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	YEARS ENDED AUGUST 31,
	2016	2015	2014	2013	2012
Average exchange rate CDN$ per US$1.00	0.6966	0.7772	0.9214	0.9839	0.9925
Average exchange rate US$ per CDN$1.00	1.3033	1.2228	1.0786	1.0161	1.0075

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended January 31, 2017 are as follows:

	Exchange rate CDN$ per US$1.00
Month	Low	High
January 2017	1.3030	1.3437
December 2016	1.3119	1.3555
November 2016	1.3330	1.3581
October 2016	1.3105	1.3403
September 2016	1.2843	1.3247
August 2016	1.2777	1.3179

B.           CAPITALIZATION AND INDEBTEDNESS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

D.           RISK FACTORS

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. Furthermore, if other risks not presently known to us, or that we do not currently believe to be significant, occur or become significant, our financial condition and results of operations could suffer and the trading price of our common stock could decline. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in our securities.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR REFERRED TO IN THIS REPORT, BEFORE PURCHASING SHARES OF OUR COMMON STOCK. THERE ARE NUMEROUS AND VARIED RISKS, KNOWN AND UNKNOWN, THAT MAY PREVENT US FROM ACHIEVING OUR GOALS. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES WE WILL FACE. IF ANY OF THESE RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATION MAY BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND INVESTORS IN OUR COMMON STOCK COULD LOSE ALL OR PART OF THEIR INVESTMENT. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATES REFERENCED HEREIN, BUT THE INFORMATION MAY CHANGE AFTER SUCH DATE.

SHOULD ONE OR MORE OF THE FOREGOING RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD THE UNDERLYING ASSUMPTIONS OF OUR BUSINESS PROVE INCORRECT, ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED OR PLANNED.

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.   We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2016, we had a working capital deficit of $690,649 and an accumulated deficit of $29,587,246. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from August 31, 2016. Our ability to continue operations and fund our liabilities is dependent on our ability to secure additional financing and cash flow. We are pursuing such additional sources of financing and cash flow to fund our operations and obligations and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

We have a history of losses and a limited operating history as a technology company which makes it more difficult to evaluate our future prospects.   To date, we have incurred significant losses. We have a limited operating history upon which any evaluation of us and our long-term prospects might be based. We are subject to the risks inherent in the technology industry, as well as the more general risks inherent to the operation of an established business.  We and our prospects must be considered in light of the risks, expenses and difficulties encountered by all companies engaged in the extremely volatile and competitive technology markets. Any future success we might achieve will depend upon many factors, including factors, which may be beyond our control.  These factors may include changes in technologies, price and product competition, developments and changes in the international market, changes in our strategy, changes in expenses, fluctuations in foreign currency exchange rates, general economic conditions, and economic and regulatory conditions specific to the areas in which we compete.

We have significant trade and other payables which may make it difficult to service our debts, and adversely affects our ability to obtain additional financing, engage in any business combinations which affects our operations. At August 31, 2016 we had trade and other payables in the amount of $1,173,231.If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations.

Our operating results will be affected by foreign exchange rates.   Since a portion of our revenue stream and a portion of our expenses are incurred in US dollars they are affected by U.S./Canadian dollar exchange rates.  We do not hedge this exposure.  While to date this exposure has not been material, it may become so in the future.

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

To compete in our industry, we must attract and retain qualified personnel.   Our ability to continue our business and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and retain qualified management and personnel.  Competition for such personnel is intense, and we may not be able to attract and retain such personnel which may negatively impact our share price. We do not have key-man insurance on any of our employees, directors or senior officers.

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

We do not currently maintain a permanent place of business within the United States. A majority of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state.

Inability to Enforce Legal Right. Substantially all of our assets are located outside of the United States. It may not be possible for investors to enforce judgments in the United States against our assets. In addition, many of our directors and officers are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, are located outside the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws.

Risks Factors Relating to Our Common Stock

Our stockholders may have difficulty selling shares of our common stock as there is a limited public trading market for such stock.  There is only a limited public market for our common stock, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the OTC Markets QB and the Canadian Securities Exchange.  In addition, our common stock has not been qualified under any applicable state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities:  (i) lack of profits, (ii) need for additional capital, (ii) limited public market for such securities; (iii) the applicability of certain resale requirements under the Securities Act; and (iv) applicable blue sky laws and the other factors discussed in this Risk Factors section.

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

We do not anticipate paying dividends on our common stock.   We do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide, in our sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of our Board of Directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our Board of Directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.   Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of the date of this Annual report we had outstanding the following common share purchase warrants: 5,461,088 warrants exercisable at $1.00 per share, 236,364 warrants exercisable at $1.25 per share, 1,605,190 warrants exercisable at $0.35 per share. If any of these common share purchase warrants are exercised it would generate additional capital for us. As of the date of this Annual report we had the following share purchase options outstanding; 500,000 exercisable at $0.64 per share, 50,000 exercisable at $1.20 per share, 800,000 exercisable at $1.30 per share, 700,000 exercisable at $1.50 per share and 6,000 exercisable at $16.00 per share. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

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

Financial Industry Regulatory Authority, Inc. (“FINRA”) sales practice requirements may limit a shareholder’s ability to buy and sell our common shares. In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a client, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that client. Prior to recommending speculative low priced securities to their non-institutional clients, broker-dealers must make reasonable efforts to obtain information about the client’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some clients. FINRA requirements make it more difficult for broker-dealers to recommend that their clients buy our common shares, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

As a public company we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance. As a public company, we are subject to numerous legal and accounting requirements in both Canada and the United States of America that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage compared to privately held and larger public competitors.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. Our management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Changes in tax laws or tax rulings could materially affect our financial position and results of operations. Changes in tax laws or tax rulings could materially affect our financial position and results of operations. For example, the current U.S. administration and key members of Congress have made public statements indicating that tax reform is a priority. Certain changes to U.S. tax laws, including limitations on the ability to defer U.S. taxation on earnings outside of the United States until those earnings are repatriated to the United States, could affect the tax treatment of our foreign earnings. In addition, many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws. Certain proposals could include recommendations that would significantly increase our tax obligations in many countries where we do business. Due to the large and expanding scale of our international business activities, any changes in the taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

Because we are quoted on the OTCQB instead of a national securities exchange in the United States, our U.S. investors may have more difficulty selling their stock or experience negative volatility on the market price of our stock in the United States. In the United States, our common shares are quoted on the OTCQB. The OTCQB is marketed as an electronic exchange for high growth and early stage U.S. companies and a prospective “final step toward a NASDAQ or NYSE listing” (although no assurances can be provided that such change of market shall occur). Trades are settled and cleared in the U.S. similar to any NASDAQ or NYSE stock and trade reports are disseminated through Yahoo, Bloomberg, Reuters, and most other financial data providers. The OTCQB may be significantly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the OTCQB as compared to a national securities exchange in the United States, such as the New York Stock Exchange, the NASDAQ Stock Market or the NYSE Amex. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. U.S. investors in our common shares may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for our common shares. Accordingly, our U.S. shareholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our common shares improves.

Volatility in our common share price may subject us to securities litigation, thereby diverting our resources that may have a material effect on our profitability and results of operations. The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. This type of litigation could result in substantial costs and could divert management’s attention and resources.

Rule 144 sales in the future may have a depressive effect on the company’s stock price as an increase in supply of shares for sale, with no corresponding increase in demand will cause prices to fall. All of the outstanding shares of common stock held by the present officers, directors, and affiliate stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act of 1933 and as required under applicable state securities laws. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a Company’s issued and outstanding common stock. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of six months if the Company is a current reporting company under the Securities Exchange Act of 1934. A sale under Rule 144 or under any other exemption from the Securities Act of 1933, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. In addition, if we are deemed a shell company pursuant to Section 12(b)-2 of the Act, our “restricted securities”, whether held by affiliates or non-affiliates, may not be re-sold for a period of 12 months following the filing of a Form 10 level disclosure or registration pursuant to the Securities Act of 1933.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) could have a material adverse effect on our business and our operating results. If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we are required to prepare assessments regarding internal controls over financial reporting. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

A failure remediate any material weaknesses that we may identify or to implement new controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could adversely affect the results of the management evaluations of our internal controls. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

Risks Factors Relating to Our Business

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business. Federal, state, and international laws and regulations govern the collection, use, retention, disclosure, sharing and security of data that we receive from and about our users. The use of consumer data by online service providers and advertising networks is a topic of active interest among federal, state, and international regulatory bodies, and the regulatory environment is unsettled. Many states have passed laws requiring notification to users where there is a security breach for personal data, such as California’s Information Practices Act. We face similar risks in international markets where our products and services are offered. Any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state, or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, and a loss of users, advertising partners, any of which could potentially have an adverse effect on our business.

If we are unable to license, acquire, create or aggregate compelling content and services at reasonable cost, or receive compelling content, the number of users of our services may not grow as anticipated, or may decline, or users’ level of engagement with our services may decline, all of which could harm our operating results. Our future success depends in part on our ability to aggregate compelling content and deliver that content through our online properties. We license from third parties much of the content and services on our online properties, such as news, stock quotes, weather, sports, video, and photos. In addition, our users also contribute content to us. We believe that users will increasingly demand high-quality content and services. We may need to make substantial payments to third parties from whom we license or acquire such content or services. Our ability to maintain and build relationships with such third-party providers is critical to our success. In addition, as users increasingly access the Internet via mobile and other alternative devices, we may need to enter into amended agreements with existing third-party providers to cover new devices. We may be unable to enter into new, or preserve existing, relationships with the third-parties whose content or services we seek to obtain. In addition, as competition for compelling content increases both domestically and internationally, our third-party providers may increase the prices at which they offer their content and services to us, stop offering their content or services to us, or offer their content and services on terms that are not agreeable to us. An increase in the prices charged to us by third-party providers could harm our operating results and financial condition. Further, because many of our licenses for our content and services with third parties are non-exclusive, other media providers may be able to offer similar or identical content. This increases the importance of our ability to deliver compelling editorial content and personalization of this content for users in order to differentiate ICE from other businesses. If we are unable to license or acquire compelling content at reasonable cost, if other companies distribute content or services that are similar to or the same as that provided by us, or if we do not receive compelling content from our users, the number of users of our services may not grow as anticipated, or may decline, users’ level of engagement with our services may decline, clicks on our ads may decrease, or advertisers may reduce future purchases of our ads, all or any of which could harm our operating results.

Technologies, tools, software, and applications could block our advertisements, impair our ability to deliver interest-based advertising, or shift the location in which advertising appears, which could harm our operating results. Technologies, tools, software, and applications (including new and enhanced browsers) have been developed and are likely to continue to be developed that can block or allow users to opt out of display, search, and interest-based advertising and content, delete or block the cookies used to deliver such advertising, or shift the location in which advertising appears on pages so that our advertisements do not show up in the most monetizable places on our pages or are obscured. Most of our revenue is derived from fees paid by advertisers in connection with the display of graphical and non-graphical advertisements or clicks on search advertisements on web pages. As a result, the adoption of such technologies, tools, software, and applications could reduce the number of search and display advertisements that we are able to deliver and/or our ability to deliver interest-based advertising and this, in turn, could reduce our advertising revenue and operating results.

Interruptions, delays, or failures in the provision of our services could damage our reputation and harm our operating results. Delays or disruptions to our service, or the loss or compromise of data, could result from a variety of causes, including power loss, equipment or telecommunications failures, cyber-attacks, terrorist attacks, political or social unrest, natural disasters or other events over which we have little or no control. The systems through which we provide our products and services are highly technical, complex, and interdependent. Design errors might exist in these systems, or might be introduced when we make modifications, which might cause service malfunctions or require services to be taken offline. We rely on third-party providers over which we have little or no control for our principal Internet connections and co-location of a significant portion of our data servers, as well as for our payment processing capabilities and key components or features of certain of our products and services. Any disruption of the services they provide us or any failure of these third-party providers to handle higher volumes of use could, in turn, cause delays or disruptions in our services and loss of revenue. In addition, if our agreements with these third-party providers are terminated for any reason, we might not have a readily available alternative. Prolonged delays or disruptions to our service could result in a loss of users, legal costs or liability, and harm to our operating results.

Fluctuations in foreign currency exchange rates may adversely affect our operating results and financial condition. Revenue generated and expenses incurred by us are often denominated in U.S. dollars. Our financial statements are reported in Canadian Dollars and as such are subject to fluctuations due to changes in exchange rates as the financial results are translated into Canadian dollars. From time to time we hold a significant portion of our cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, our converted Canadian dollar cash balances presented in U.S. dollars on our balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar our quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. We have not entered into derivative instruments to offset the impact of foreign exchange fluctuations Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in foreign currencies.

We may be subject to legal liability associated with providing online services or content. We provide a wide variety of services and technology products that enable and encourage individuals and businesses to exchange information; upload or otherwise generate photos, videos, text, and other content; advertise products and services; conduct business; and engage in various online activities both domestically and internationally. The law relating to the liability of providers of online services and products for activities of their users is currently unsettled both within the United States and internationally. As a publisher and producer of original content, we may be subject to claims such as copyright, libel, defamation or improper use of publicity rights, as well as other infringement claims such as plagiarism which could result in substantial costs to enforce or defend.

Certain of our metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business. We present key metrics such as unique users, number of Ads Sold, number of Paid Clicks, Search click-driven revenue, Price-per-Click and Price-per-Ad that are calculated using internal company data. We periodically review, refine and update our methodologies for monitoring, gathering, and calculating these metrics.

While our metrics are based on what we believe to be reasonable measurements and methodologies, there are inherent challenges in deriving our metrics across large online and mobile populations around the world. In addition, our user metrics may differ from estimates published by third parties or from similar metrics of our competitors due to differences in methodology. Furthermore, over time we may revise or cease reporting certain metrics that we no longer believe are useful or meaningful measures of our performance and add new metrics which we believe are better measurements of performance.

If advertisers or publishers do not perceive our metrics to be accurate, or if we discover material inaccuracies in our metrics, it could negatively affect our reputation, business and financial results.

We rely on third parties to provide the technologies necessary to deliver content, advertising, and services to our users, and any change in the licensing terms, costs, availability, or acceptance of these formats and technologies could adversely affect our business. We rely on third parties to provide the technologies that we use to deliver the majority of the content, advertising, and services to our users. There can be no assurance that these providers will continue to license their technologies or intellectual property to us on reasonable terms, or at all. Providers may change the fees they charge users or otherwise change their business model in a manner that slows the widespread acceptance of their technologies. In order for our services to be successful, there must be a large base of users of the technologies necessary to deliver our content, advertising, and services. We have limited or no control over the availability or acceptance of those technologies, and any change in the licensing terms, costs, availability, or user acceptance of these technologies could adversely affect our business.

Our business depends on continued and unimpeded access to the Internet by us and our users. Internet access providers may be able to block, degrade, or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers. Our products and services depend on the ability of our users to access the Internet, and certain of our products require significant bandwidth to work effectively. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government-owned service providers. Some of these providers may take, or have stated that they may take, measures that could degrade, disrupt, or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate our offerings, or by charging increased fees to us or our users to provide our offerings. Such interference could result in a loss of existing users and advertisers, and increased costs, and could impair our ability to attract new users and advertisers, thereby harming our revenues and growth. The adoption of any laws or regulations that limit access to the Internet by blocking, degrading or charging access fees to us or our users for certain services could decrease the demand for, or the usage of, our products, services and apps, increase our cost of doing business and adversely affect our operating results.

Any failure to manage expansion and changes to our business could adversely affect our operating results. If we are unable to effectively manage our employees or to anticipate our future growth, our business may be adversely affected. As we change and attempt to expand our business, we must also expand and adapt our operational infrastructure. Our business relies on data systems, billing systems, and financial reporting and control systems, among others. All of these systems have become increasingly complex in the recent past due to the growing complexity of our business, acquisitions of new businesses and increased regulation over controls and procedures. To manage our business in a cost-effective manner, we will need to continue to upgrade and improve our data systems, billing systems, and other operational and financial systems, procedures, and controls. In some cases, we are outsourcing administrative functions to lower-cost providers. These upgrades, improvements and outsourcing changes will require a dedication of resources and in some cases are likely to be complex. If we are unable to adapt our systems and put adequate controls in place in a timely manner, our business may be adversely affected.

Adverse macroeconomic conditions could cause decreases or delays in spending by our advertisers and could harm our ability to generate revenue and our results of operations. Advertising expenditures tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Since we anticipate that most of our revenue will be derived from advertising, future adverse macroeconomic conditions could cause, decreases or delays in advertising spending and negatively impact our advertising revenue and short-term ability to grow our revenue. Further, any decreased collectability of accounts receivable or early termination of agreements, whether resulting from customer bankruptcies or otherwise due to adverse macroeconomic conditions, could negatively impact our results of operations.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm. We rely to a large extent on trade secrets, confidential information and proprietary know-how to protect our technology and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party.

Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a material adverse effect on our business.

ITEM 4	INFORMATION ON THE COMPANY

We are an emerging media and Internet company with a focus on user experience and engagement, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, interactive, entertaining and engaging look at content.

Through our wholly owned subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.), the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices.

Our common shares trade on OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. Our registered office and management office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1, Telephone (416) 364-4039, Facsimile (416) 364-8244. Our books and financial records are located in the registered office and management office.  Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Our Registrar and Transfer Agent is TSX Trust Company located at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1. Our Co-transfer Agent is Worldwide Stock Transfer, LLC located at One University Plaza, Suite 505, Hackensack, N.J. 07601.

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

The Members of Dyami entered into lock up agreements on closing and placed 50% of the Units in escrow until such time that we receive a National Instrument 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease (the “Report”). The Report was not received by Dyami Energy within two years of the closing date of the acquisition and the escrow units were to be returned to us for cancellation. On August 31, 2012 we cancelled the 50% of Units held in escrow as the conditions precedent had not been satisfied and the time allowed for performance expired.

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

We filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changed our name to Eagleford Energy Corp.

During the year ended August 30, 2014, we converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 1, 475,712 units in the capital of our Company at a price of $0.80 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.

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

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units. Accordingly, we wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

At August 31, 2014, we had a secured convertible promissory note payable with a face value of (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by us that resulted in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by us of all of the shares in the capital stock of Zavala Inc. held by us from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of us or Zavala Inc.; or (e) an event of default.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) between us and Benchmark Enterprises Inc., (“Benchmark”) we had granted and conveyed a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, we were unable to pay the Note $1,608,149 US$1,216,175 plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note, gave notice to us that it intended to exercise its security on our assets.

In an effort to avoid further costs, we entered into a Settlement and Exercise of Security Agreement with Benchmark whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 1,000,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

On August 13, 2015, we filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, we obtained a judgment against Stratex in the amount of $62,069.

Effective November 18, 2015, we issued 500,000 common shares in our capital at a price of $0.10 per share for gross proceeds of $50,000.

Effective November 18, 2015, we issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations.

Effective November 18, 2015, we entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt.

We filed articles of amendment effective February 1, 2016, and changed our name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated our common shares on the basis of one (1) new share for every ten (10) old shares.

Following a settlement entered into regarding an asset acquisition entered effective February 29, 2016, the Company then determined it was required to correct a prior period error for accounting purposes under IAS 8 as discussed below.

The Company negotiated an Asset Purchase Agreement (the “DWF Agreement”) to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Transaction”). On this basis, the proposed Series A preferred shares would be convertible into units of the Company with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets are an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and to be paid through the issuance by the Company of the Proposed Purchase Price Shares. The purchase price allocation to the fair value of the assets recorded as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A preferred shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses	$30,550

Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor pursuant to the DWF Agreement closing were conceivably deficient and would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred.

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 12,500,000 common shares and 5,750,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites.

Effective February 29, 2016, we disposed of our investment in 1354166 Alberta Ltd. (“1354166 Alberta”) an Alberta company.

On February 29, 2016, we entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for our 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil.

On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 to Catch Star and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment of the Note in full.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019.

During the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683.

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

B.           BUSINESS OVERVIEW

We are an emerging media and internet company with a focus on user experience and engagement, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, interactive, entertaining and engaging look at content.

Through our wholly owned subsidiary DoubleTap Daily Inc., the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

Our platform has not generated any revenue at August 31, 2016.

During the year ended August 31, 2016, we disposed of our investment in 1354166 Alberta and its operations including revenues and it has been accounted for as discontinued operations in our consolidated statements of operations.

For the fiscal years ending August 31, 2015 and 2014 the total revenue, net of royalties derived from the sale of our natural gas interests in Canada was as follows:

Year	Total Net Revenue
August 31, 2015	$53,055
August 31, 2014	$65,024

Our future success depends in part on our ability to aggregate compelling content and deliver that content through our online properties. We license from third parties much of the content and services on our online properties, such as news, stock quotes, weather, sports, video, and photos. In addition, our users also contribute content to us. We believe that users will increasingly demand high-quality content and services. We may need to make substantial payments to third parties from whom we license or acquire such content or services. Our ability to maintain and build relationships with such third-party providers is critical to our success. Numerous factors beyond our control, which could affect our success and operating results could include:

-	Changes in regulations or user concerns regarding privacy and protection of user data
-	Ability to create or aggregate compelling content and services at reasonable cost
-	Impairment of our ability to deliver interest-based advertising
-	Interruptions, delays, or failures in the provision of our services
-	Fluctuations in foreign currency exchange rates
-	Legal liability associated with providing online services or content

-	Reliance on third parties to provide the technologies necessary to deliver content, advertising, and services
-	Continued and unimpeded access to the internet by us and our users
-	Failure to manage expansion and changes to our business
-	Adverse macroeconomic conditions could cause decreases or delays in spending by our advertisers
-	Competition for, among other things, financings, acquisitions, technology licenses and skilled personnel (See, Item 3.D Key Information - Risk Factors).

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

We do not have a reliance on raw materials, as we operate in a technology industry.

We do not have a reliance on any significant patents.

The technology industry is highly competitive in every phase.  Many of our competitors have greater financial and technical resources, and have established multi-national operations, secured patents and licenses, which we may not have or be able to obtain.  As a result, we may be prevented from participating in certain media and advertising programs (See, Item 3.D Key Information - Risk Factors).

Governmental Regulation

Federal, state, and international laws and regulations govern the collection, use, retention, disclosure, sharing and security of data that we receive from and about our users. The use of consumer data by online service providers and advertising networks is a topic of active interest among federal, state, and international regulatory bodies, and the regulatory environment is unsettled. Many states have passed laws requiring notification to users where there is a security breach for personal data, such as California’s Information Practices Act. We face similar risks in international markets where our products and services are offered. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly-evolving industry in which we operate. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies, and foreign governments concerning data protection which could affect us. For example, a revision to the 1995 European Union Data Protection Directive is currently being considered by legislative bodies that may include more stringent operational requirements for data processors and significant penalties for non-compliance. Any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state, or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, and a loss of users, advertising partners, any of which could potentially have an adverse effect on our business (See, Item 3.D Key Information - Risk Factors).

C.           ORGANIZATIONAL STRUCTURE

We have two wholly-owned subsidiaries, Ice Studio Productions Inc., a company incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc., a company incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”). All intercompany balances and transactions have been eliminated on consolidation.

Intelligent Content Enterprises Inc. (“Parent”)
100% owned subsidiaries incorporated in the Province of Ontario
DoubleTap Daily Inc. (incorporated February 29, 2016)	ICE Studio Productions Inc. (incorporated June 16, 2016)

D.           PROPERTY, PLANTS AND EQUIPMENT

We signed a sublease agreement effective August 1, 2016 until December 31, 2017 for approximately 1,740 square feet of office space located at 251 Consumers Road, Suite 240, Toronto, Ontario, Canada to commence commercial operations at a cost of approximately $4,300 per month. During December 2016, we closed the office and returned the space of the lessee.

We do not own any real property at this time. Our executive offices consist of approximately 850 square feet of office space and are rented at $1,500 per month on a month to month basis.  The address of our executive offices is 1 King Street West, Suite 1505, Toronto, Ontario Canada.

Our intangible asset, the DoubleTap platform is comprised of a cloud based, global online content creation, management and advertising platform that powers online user and engagement programs globally in real-time to desktop, mobile and portable devices.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2016 and 2015 and notes thereto included under Item 18. We adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of September 1, 2010.

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

Overview

Intelligent Content Enterprises Inc., (formerly: Eagleford Energy Corp.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“ICE” or the “Company”). The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co). The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

Our common shares trade on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. The Company’s common shares are widely held. At present, the Company’s common shares have been subject to a cease trade order in Canada and its common shares have been demoted from the OTCQB to the pink sheets as a result of the Company not filing its financial statements and related year end documentation.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016 (the “DWF Agreement”) , with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Transaction”). On this basis the Series A preferred shares would be convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets are an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and to be paid through the issuance by the Company of the Proposed Purchase Price Shares. The purchase price allocation to the fair value of the assets recorded as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A preferred shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses	$30,550

Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor pursuant to the DWF Agreement closing were conceivably deficient and as such would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred.

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 12,500,000 common shares and 5,750,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites.

Our consolidated financial statements include the accounts of ICE, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”).

Effective February 29, 2016, we disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). Our former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 to Catch Star and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment of the Note in full.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2016 and 2015, the Company considered its capital structure to be comprised of shareholders’ deficiency.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Our consolidated financial statements for the years ended August 31, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). (See Item 18– Financial Statements).

NATURE OF BUSINESS AND GOING CONCERN

Intelligent Content Enterprises Inc., (formerly: Eagleford Energy Corp.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“ICE” or the “Company”). The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co ). Effective January 20, 2017, DoubleTap disposed of its investment in the Acquired Assets of Digital Widget Factory Inc., a Belize company.

The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. The Company’s common shares are widely held.

The consolidated financial statements include the accounts of ICE, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014.

These consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. Previously the Company was an Exploration and Evaluation company with interests in Alberta, Canada and Texas, USA. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2016, the Company has working capital deficiency of $690,649 (2015: working capital deficiency $3,233,160) and an accumulated deficit of $29,587,246 (2015: $16,055,659). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2016. The Board of Directors approved the Consolidated Financial Statements on March 13, 2017.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent ICE and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars. The functional currency of the Company’s former wholly-owned subsidiaries, Zavala Inc., EEZ Operating and Dyami Energy was United States dollars.

Use of Estimates and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Corporation’s ability to continue as a going concern.

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Fair Value of Derivative Liabilities

The Company is exposed to risks related to changes in its share prices, foreign exchange rates, interest rate and volatility rates used to determine the estimated fair value of its derivative liabilities. In the determination of the fair value of these instruments, the Company utilizes certain independent values and, when not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Settlement of Debt with Equity Instruments

Equity instruments issued to a creditor to extinguish a financial liability are measured at the fair value of the equity instruments at the date the financial liability is extinguished. The Company estimates the fair value of warrants using the Binomial Lattice pricing model and further assumptions including the expected life, volatility, discount rates and dividend yield. The fair value of the units comprising shares and warrants issued in connection with the extinguishment of a financial liability are then prorated to the total market value of the common shares.

Fair Value of Stock Based Compensation and Warrants

In determining the fair value of share based payments the calculated amounts are not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

CORRECTION OF PRIOR PERIOD ERRORS

a)      Following a settlement entered into regarding an asset acquisition entered effective February 29, 2016, the Company then determined it was required to correct a prior period error for accounting purposes under IAS 8 as discussed below.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Transaction”). On this basis the proposed Series A preferred shares would be convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets are an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and to be paid through the issuance by the Company of the Proposed Purchase Price Shares. The purchase price allocation to the fair value of the assets recorded as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A preferred shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses	$30,550

Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor pursuant to the DWF Agreement were conceivably deficient and would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred.

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 12,500,000 common shares and 5,750,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites. The correction of the Prior Period Error are described in detail as follows:

Unaudited Interim Condensed
Consolidated Statements of Financial Position February 29, 2016	As Previously Reported	Impact of Prior Period Error Restatement	Notes	As Restated
Intangible assets	9,530,250	(9,530,250)	A	-
Common shares	(26,652,104)	5,042,925	B	(21,609,179)
Preferred shares	(4,459,125)	4,459,125	C	-
Accumulated deficit	30,822,909	28,200	D	30,851,109
Shareholders’ equity	9,415,118	(9,530,250)	E	(115,132)

Unaudited Interim Condensed
Consolidated Statements of Financial Position May 31, 2016	As Previously Reported	Impact of Prior Period Error Restatement	Notes	As Restated
Intangible assets	9,530,250	(9,530,250)	A	-
Common shares	(27,413,109)	5,040,575	B	(22,372,534)
Preferred shares	(4,459,125)	4,459,125	C	-
Accumulated deficit	31,675,662	30,550	D	31,706,212
Shareholders’ equity	9,624,622	(9,530,250)	E	94,372

Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended February 29, 2016				Six months ended February 29, 2016
	As Previously Reported	Impact of Prior Period Error Restatement	As Restated	Notes	As Previously Reported	Impact of Prior Period Error Restatement	As Restated
General and administrative, legal fees	76,187	28,200	104,387	F	139,762	28,200	167,962
Net loss from continuing operations	(497,464)	(28,200)	(525,664)	G	(12,804,574)	(28,200)	(12,832,774)
Net loss	(494,140)	(28,200)	(522,340)	G	(12,799,745)	(28,200)	(12,827,945)
Net loss and comprehensive loss	(494,140)	(28,200)	(522,340)	G	(12,689,220)	(28,200)	(12,717,420)

Loss per share, basic - continuing operations	$(0.020)	$(0.002)	$(0.022)	H	$(0.827)	$(0.005)	$(0.832)

Weighted average shares outstanding, basic	24,295,732	(137,363)	24,158,369	H	15,486,905	(68,661)	15,418,224

Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended May 31, 2016				Nine months ended May 31, 2016
	As Previously Reported	Impact of Prior Period Error Restatement	As Restated	Notes	As Previously Reported	Impact of Prior Period Error Restatement	As Restated
General and administrative, legal fees	99,816	2,350	102,166	F	239,578	30,550	270,128
Net loss from continuing operations	(852,752)	(2,350)	(855,102)	G	(13,657,327)	(30,550)	(13,687,877)
Net loss	(852,752)	(2,350)	(855,102)	G	(13,652,498)	(30,550)	(13,683,048)
Net loss and comprehensive loss	(852,752)	(2,350)	(855,102)	G	(13,541,973)	(30,550)	(13,572,523)

Loss per share, basic - continuing operations	$(0.022)	$(0.011)	$(0.033)	H	$(0.589)	$(0.134)	$(0.723)

Weighted average shares outstanding, basic	38,290,886	(12,500,000)	25,790,886	H	23,173,585	(4,242,701)	18,930,884

Notes

A)	The Company recorded a Prior Period Error of $9,530,250 as an increase to intangible assets on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
B)	The Company recorded a Prior Period Error of $5,040,575 as an increase to common shares on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
C)	The Company recorded a Prior Period Error of $4,459,125 as an increase to preferred shares on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
D)	As a result of the Prior Period Error, the Company reallocated legal fees of $28,200 and $30,550 from common shares and increased accumulated deficit on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016, respectively.
E)	As a result of the Prior Period Error the Company’s shareholders’ equity has been decreased by $9,530,250.
F)	As a result of the Prior Period Error, the Company reallocated legal fees of $28,200 and $30,550 as an increase to general and administrative costs on the Unaudited Interim Condensed Consolidated Statements of Operations for the period ended February 29, 2016 and May 31, 2016, respectively.
G)	As a result of the increases of $28,200 and $30,550 to general and administrative costs the Company recorded a corresponding increase in net loss from continuing operations, net loss and net loss and comprehensive loss on the Unaudited Interim Condensed Consolidated Statements of Operations for the period ended February 29, 2016 and May 31, 2016,respectively.
H)	As a result of the above increases to net loss, the Company recorded an increase to net loss per share for the three and six months ended February 29, 2016, of $(0.002) and $(0.005) and for the three and nine months ended May 31, 2016, the Company recorded an increase to net loss per share of $(0.11) and $(0.134), respectively. Weighted average shares were reduced for each period as set out above.

b) During the year ended August 31, 2016, the Company corrected the accounting for prior period errors as noted below. As a result certain amounts have been re-stated from 2015 and 2014 to reflect these changes. The previously issued audited consolidated financial statements for the year ended August 31, 2015 and 2014 and the unaudited interim condensed consolidated financial statements for the quarters ending November 30, 2014, February 28, 2015 and May 31, 2015 (the “Affected Statements”) have not been restated. The Company has restated the opening statement of financial position at September 1, 2014 and the audited consolidated financial statements for the year ended August 31, 2015. Readers of the Affected Statements are cautioned that they should be read in conjunction with audited consolidated financial statements. The prior period error is described in detail as follows:

During the fiscal year ended August 31, 2014 and 2015 17,092 warrants valued at $709,299 and 61,335 warrants valued at $1,258,206 expired and were accounted for incorrectly in equity as an increase to contributed surplus. Since these warrants were classified as derivative warrant liabilities on the Company’s statement of financial position at the initial date of the transaction, expiry would be considered an extinguishment of the liability in accordance with IAS39 and any gain or loss recognized in the statement of operations in the period the warrants expired. The Company has corrected these errors retrospectively by recognizing the gains on expiry of the warrant liability in the statement of operations in 2014 and 2015 as noted below. The impact of these changes on the financial statements are set out as follows:

Consolidated Statements of Financial Position August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	3,829,105	(1,967,505)	A	1,861,600
Deficit	(18,023,164)	1,967,505		(16,055,659)
Total shareholders’ equity (deficiency)	(3,233,160)	-		(3,233,160)

Consolidated Statements of Financial Position August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	1,389,898	(709,299)	B	680,599
Deficit	(15,328,146)	709,299		(14,618,847)
Total shareholders’ equity (deficiency)	(2,719,435)	-		(2,719,435)

Consolidated Statements of Operations For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Gain on expiry of derivative liabilities	-	1,258,206	C	1,258,206
Net income from continuing operations	2,067,443	1,258,206		3,325,649
Net loss	(2,695,018)	1,258,206		(1,436,812)

Consolidated Statements of Operations For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Gain on expiry of derivative liabilities	-	709,299	D	709,299
Net loss from continuing operations	(6,114,977)	709,299		(5,405,678)
Net loss	(6,115,585)	709,299		(5,406,286)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	3,829,105	(1,967,505)	E	1,861,600
Deficit	(18,023,164)	1,967,505		(16,055,659)
Total shareholders’ equity (deficiency)	(3,233,160)	-		(3,233,160)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	1,389,898	(709,299)	F	680,599
Deficit	(15,328,146)	709,299		(14,618,847)
Total shareholders’ equity (deficiency)	(2,719,435)	-		(2,719,435)

Consolidated Statements of Cash Flows For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Cash provided by (used in) Operating activities
Net loss	(2,695,018)	1,258,206	G	(1,436,812)
Gain on expiry of derivative liabilities	-	(1,258,206)		(1,258,206)
Net cash used in operating activities	(723,687)	-		(723,687)

Consolidated Statements of Cash Flows For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Cash provided by (used in) Operating activities
Net loss	(6,115,585)	709,299	H	(5,406,286)
Gain on expiry of derivative liabilities	-	(709,299)		(709,299)
Net cash used in operating activities	(188,911)	-		(188,911)

Notes

A)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 that had been recorded as an increase to contributed surplus has been reallocated as a decrease in deficit on the Consolidated Statements of Financial Position.
B)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 was previously recorded as an increase to contributed surplus has been reallocated as an decrease to deficit on the Consolidated Statements of Financial Position.
C)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 was recorded as a gain on expiry of derivative warrants on the Consolidated Statements of Operations.
D)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 was recorded as a gain on expiry of derivative warrants on the Consolidated Statements of Operations.
E)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 that had been recorded as an increase to contributed surplus has been reallocated as a decrease to deficit on the Consolidated Statements of Changes in Shareholders’ Equity (Deficiency).
F)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 that had been recorded as an increase to contributed surplus has been reallocated as a decrease to deficit on the Consolidated Statements of Changes in Shareholders’ Equity (Deficiency).
G)	During the year ended August 31, 2015, the Company recorded a decrease of $1,258,206 in net loss on the Consolidated Statements of Cash Flows.
H)	During the year ended August 31, 2014, the Company recorded a decrease of $709,299 in net loss on the Consolidated Statements of Cash Flows.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. The consolidated financial statements include the accounts of the Company, the legal parent, together with its wholly-owned subsidiaries, Ice Studio and DoubleTap.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exits which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenues from the production of oil and gas properties from 1354166 Alberta were recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currency

Items included in the consolidated financial statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

Earnings (Loss) per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted earnings per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net income (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta and accordingly their operations have been treated as discontinued operations.

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

Financial assets and financial liabilities at “fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of operations. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest rate method of amortized cost. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss”. The Company has classified trade and other payables, loans payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. The Company has classified its marketable securities as “available for sale”.

Cash

Cash in the statement of financial position comprise cash held in banking institutions.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, which could be based on quoted closing bid ask spread prices or other measures for unquoted instruments. Adjustments to the fair value of the marketable securities at the financial position date are recorded to other comprehensive income until re-classified to the statement of operations.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) anti-dilution units issued; and ii) its previous secured convertible note payable; and iii) share purchase warrants with a US Dollar exercise price.

i)         The Company has issued Units that contain an anti-dilution provision such that if within 18 months of the issue date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than issue price (the “Adjusted Price”) the Holder shall be entitled to receive (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under the agreement will equal the number of Units that the Holder would otherwise be entitled to receive had the transaction occurred at the Adjusted Price. The anti-dilution provision is considered a derivative and requires fair value measurement at each reporting period. During the reporting periods August 31, 2016, 2015 and 2014 the Company determined that based on the market price being greater than the issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

ii)         The Company had a secured convertible note payable that had a conversion feature which could convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lesser of a price equal to the 30-day rolling weighted average price of the Company’s common shares as of the date of conversion, less 20% or US$0.80 per share the (“Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contained a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each reporting period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the Conversion Unit.

iii)       In prior years, the Company had issued share purchase warrants with an exercise price in US dollars, rather than Canadian dollars (the functional currency of the Company). Such share purchase warrants are derivative instruments and the Company was required to re-measure the fair value at each reporting date. The fair value of these share purchase warrants are re-measured at each reporting date using the Black-Scholes option pricing model with changes recorded to the statement of operations.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of operations. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

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

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise under the initial recognition exemption other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of the common shares is estimated and the fair value of the warrants issued is estimated using an option pricing model. The fair value is then prorated to the total of the net proceeds received on issuance of the common shares and the warrants.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases ("IFRS 16") which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions ("IFRS 2"): On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and

-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(v) Amendments to IAS 7 – Disclosure initiative: On January 7, 2016 the IASB issued Disclosure Initiative (Amendments to IAS 7). The amendments apply prospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual period beginning on September 1, 2017. The Company does not expect the amendments to have a material impact on the financial statements.

(vi) Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses: On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on September 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2015. There were no material impacts on the Consolidated Financial Statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 11, Joint Arrangements, the annual improvement projects and IAS 1 Disclosure Initiative.

Segmented Information

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2016	Canada $	United States $	Total $
Net loss, continuing operations	(13,534,298)	-	(13,534,298)
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

For the year ended August 31, 2015	Canada $	United States $	Total $
Net income, continuing operations	3,325,649	-	3,325,649
Net loss, discontinued operations	-	(4,762,461)	(4,762,461)
Net loss	3,325,649	(4,762,461)	(1,436,812)

For the year ended August 31, 2014	Canada $	United States $	Total $
Net loss, continuing operations	(5,405,678)	-	(5,405,678)
Net loss, discontinued operations	-	(608)	(608)
Net loss	(5,405,678)	(608)	(5,406,286)

As at August 31, 2016	Canada $	United States $	Total $
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

As at August 31, 2015	Canada $	United States $	Total $
Total Assets	93,115	-	93,115
Total Liabilities	(3,326,275)	-	(3,326,275)

As at September 1, 2014	Canada $	United States $	Total $
Total Assets	179,888	5,117,040	5,296,928
Total Liabilities	(6,991,287)	(1,025,076)	(8,016,363)

Other Information

Additional information relating to us may be obtained or viewed from the System for Electronic Data Analysis and Retrieval at www.sedar.com and our future United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares and the financial statements have been adjusted accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2014	2,767,637	9,072,181
Common shares issued upon the settlement of secured convertible note (Note b )	1,000,000	925,611
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note c)	9,543,110	6,371,457
Common shares issued as private placement(Note d)	500,000	50,000
Common shares issued as anti-dilution provision (Note e)	10,329,983	5,034,157
Common shares issued as private placement (Note f)	100,000	9,044
Common shares issued as debt extinguishment (Note g)	1,505,190	638,295
Common shares issued on exercise of warrants (Note h)	518,683	986,667
Common shares issued as private placement (Note i)	236,364	133,271
Balance August 31, 2016	26,500,967	23,220,683

Preferred Shares Issued:

As at August 31, 2016 and 2015 there are no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2016		August 31, 2015
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	737,856	$1.00	929,356	$1.80
Warrants expired (Note a)	-	-	(191,500)	$5.00
Warrants issued (Note e)	5,164,992	$1.00	-	-
Warrants issued (Note f)	100,000	$0.35	-	-
Warrants issued (Note g)	1,505,190	$0.35	-	-
Warrants exercised (Note h)	(518,683)	$1.00	-	-
Warrants issued (Note i)	236,364	$1.25
Balance, end of year	7,225,719	$0.86	737,856	$1.00

(a)        On January 24, 2015, 60,000 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 131,500 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(b)        Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 1,000,000 shares of common stock of the Company with a fair value of $925,611.

(c)        Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares.

(d)        Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

(e)        Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations.

(f)        On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the units ($30,000) was allocated to common shares $9,044and the amount allocated to warrants component using a Binomial Lattice model was $20,956..The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement..

(g)        On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement.

(h)        During the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(i)        On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $1.10 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. At August 31, 2016, the Company determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

The fair value of the units ($260,000) was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$1.31
Contractual exercise rate	$1.25
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

The following table summarizes the outstanding warrants as at August 31, 2016 and August 31, 2015, respectively:

Number of Warrants 2016	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,384,165	$1.00	August 30, 2017	1.00	2,195,738
1,605,190	$0.35	March 1, 2019	2.50	603,370
236,364	$1.25	August 31, 2019	3.00	126,729
7,225,719	$0.86		1.40	2,925,837

Number of Warrants 2015	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
737,856	$1.00	August 30, 2017	2.00	801,079

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2016	2015
Weighted Average Shares Outstanding, basic	20,770,962	2,769,894
Weighted Average Shares Outstanding, diluted	20,770,962	3,755,514

At August 31, 2016, there are another 383,000 stock options and 8,975,719 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2014	10,500	$16.40
Granted	100,000	1.20
Expired	(500)	(16.40)
Balance, August 31, 2015	110,000	2.50
Expired	(27,000)	(2.30)
Granted	300,000	2.19
Balance, August 31, 2016	383,000	$2.28

The following table is a summary of the Company's stock options outstanding and exercisable as at August 31, 2016 and August 31, 2015, respectively:

Options Outstanding 2016				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	6,000	0.50	February 17, 2017	6,000
$16.00	2,000	0.27	December 8, 2016	2,000
$1.20	50,000	3.20	November 11, 2019	50,000
$1.20	25,000	0.27	December 8, 2016	25,000
$2.19	300,000	0.27	December 8, 2016	300,000
	383,000	0.66		383,000	$2.28

Options Outstanding 2015				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	10,000	1.50	February 17, 2017	10,000
$1.20	100,000	4.20	November 11, 2019	100,000
	110,000	3.95		110,000	$2.50

e)	Stock Based Compensation

Employees

On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors. These options are exercisable at $1.20 per share, vest immediately and 50,000 expire on November 11, 2019 and 25,000 expire on December 8, 2016. The Company recorded non-cash stock based compensation expense of $84,520.

On March 21, 2016, 2,000 options exercisable at $16.00 expired and 25,000 options exercisable at $1.20 expired. The Company recorded an increase to contributed surplus of $60,143.

On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on December 8, 2016. The Company recorded non-cash stock based compensation expense of $615,924. The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

April 1, 2016
Weighted average fair value per option	$2.05
Weighted average risk free interest rate	0.70%
Forfeiture rate	0%
Weighted average expected volatility	165.35%
Expected life (years)	5
Dividend yield	Nil
Stock price on the date of grant	$2.19

Non Employees

On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

November 12, 2014
Weighted average fair value per option	$1.10
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil
Stock price on the date of grant	$1.11

OVERALL PERFORMANCE

For the year ended August 31, 2016, net loss from continuing operations was $13,534,298 compared to a net income from continuing operations of $3,325,649 for year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was, was primarily attributed to the issuance of 10,329,983 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 9,543,110 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019.

During the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683.

On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

Effective November 18, 2015, the Company issued 500,000 common shares in the capital of the Company at a price of $0.10 per share for gross proceeds of $50,000.

Effective November 18, 2015, the Company entered into debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company.

Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.

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

RISK AND UNCERTAINTIES

The Company is subject to several risk factors which may have adverse effects on our business which could harm our operating results including, but not limited to: the ability to generate and aggregate compelling content to increase the number of users of our services or users’ level of engagement with our services; the effect of technologies, tools, software, and applications could block our advertisements, impair our ability to deliver interest-based advertising, or shift the location in which advertising appears; changes in regulations or user concerns regarding privacy and protection of user data; continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade, or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers and certain of our metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

As the Company has not experienced any cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past however no assurances can be made that it will continue to do so in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above (For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F).

SELECTED ANNUAL INFORMATION-CONTINUING OPERATIONS

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2016	2015	2014
Net income (loss) from continuing operations	$(13,534,298)	$3,325,649	$(5,405,678)
Income (loss) per share from continuing operations, basic	$(0.652)	$1.201	$(4.265)
Income (loss) per share from continuing operations, diluted	$(0.652)	$0.886	$(4.265)
Assets	$482,582	$93,115	$5,296,928
Long term liabilities	$-	$-	$4,266,790

August 31, 2016 – 2015

Net loss from continuing operations for the year ended August 31, 2016 was $13,534,298 compared to a net income from continuing operations of $3,325,649 for year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was, was primarily attributed to the issuance of 10,329,983 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 9,543,110 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

August 31, 2015 – 2014

Net income from continuing operations for the year ended August 31, 2015 was $3,325,649 compared to a net loss from continuing operations of $5,405,678 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the former President. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Production Volume

For the year ended August 31, 2016, average natural gas sales volumes were Nil compared to average natural gas sales volumes of 61 mcf/d for the same period in 2015. Total production volume for the year ended August 31, 2016, was Nil compared to 22,406 mcf for the twelve month period ended August 31, 2015. Effective February 29, 2016, the Company disposed of its interest in 1354166 Alberta and as a result, its operations have been deconsolidated from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

For the year ended August 31, 2015, average natural gas sales volumes slightly increased by 8mcf/d to 61 mcf/d compared to 53 mcf/d for the same period in 2014. Total production volume for the year ended August 31, 2015, was 22,406 mcf compared to 19,244 mcf for the twelve month period ended August 31, 2014.

Commodity Prices

For the year ended August 31, 2016, average natural gas prices received per mcf decreased to $Nil compared to $3.06 for the year ended August 31, 2015. The decrease in average natural gas prices received during 2016 was attributed to the discontinued operations of 1354166 Alberta upon its disposition.

For the year ended August 31, 2015, average natural gas prices received per mcf decreased to $3.06 compared to $4.34 for the year ended August 31, 2014. The decrease in average natural gas prices received is attributed to fluctuations in commodity prices for natural gas.

Revenue	For the Years Ended August 31,
	2016	2015	2014
Natural gas sales	$-	$53,055	$65,024

Natural gas sales for the year ended August 31, 2016, was $Nil compared to natural gas sales of $53,055 for the year ended August 31, 2015. The decrease in sales for fiscal 2016 was a result of the discontinued operations of 1354166 Alberta.

Natural gas sales for the year ended August 31, 2015, was lower by $11,969 to $53,055 compared to natural gas sales of $65,024 for the year ended August 31, 2014. The decrease in sales for fiscal 2015 was attributed to decreased commodity prices received for natural gas.

Operating Costs

For year ended August 31, 2016, operating costs were $Nil compared to operating costs of $24,910 for the year ended August 31, 2015. The decrease in operating costs during 2016 was attributed to the discontinued operations of 1354166 Alberta upon its disposition.

For year ended August 31, 2015, operating costs were $24,910 compared to operating costs of $17,138 for the year ended August 31, 2014. The increase in operating costs for the years ended August 31, 2015, was primarily a result of higher production volume and activity on the Company’s Botha, Alberta wells.

Research, Content Development and Technology Support

For the year ended August 31, 2016, the Company incurred research, content development and technology support costs of $160,519 compared to $Nil in the prior comparable period in 2015 and 2014. The increase in research, content development and technology support costs during fiscal 2016 is related to the change in business direction of the Company into technology.

Hosting, Advertising and Technology Services

For the year ended August 31, 2016, the Company incurred hosting and technology costs of $45,272 compared to $Nil for the year ended August 31, 2015 and 2014. The increase in hosting and technology costs experienced in current fiscal year 2016, was a result of the costs associated with the change in business direction of the Company into technology.

General and Administrative	For the Years Ended August 31,
	2016	2015	2014
Professional fees	$148,662	$91,233	$158,399
Head office costs	42,000	42,000	44,925
Management fees	60,000	(156,250)	75,000
Transfer and registrar costs	12,842	9,053	18,218
Shareholders information	63,375	34,187	35,689
Office and general costs	5,826	5,384	2,350
Directors fees	1,800	2,400	3,100
Consulting fees and expenses	60,000	61,000	65,744
Travel	15,215	-	-
Rent	3,776	-	-
Insurance	4,710	-	-
Total	$418,206	$89,007	$403,425

For the year ended August 31, 2016, the Company’s general and administrative costs were significantly higher by $329,199 to $418,206 compared to $89,007 for the comparable year ended August 31, 2015. The increase in expenses during fiscal 2016 was mainly attributed to an increase in management fees to $60,000 compared to a recovery of management fees of $156,250 in 2015 as a result of $306,250 of management fees forgiven by the former President. Shareholders’ information costs also increased by $29,188 during the current fiscal year to $63,375 compared to $34,187. The increases in shareholders information costs were by in large related to the consolidation of shares and name change of the Company effective February 1, 2016, and the annual listing fees for the OTCQB. The Company also experienced increases in professional fees of $57,429 to $148,662 during fiscal 2016 compared to $91,233 for the year ended August 31, 2015. In addition, during fiscal 2016 the Company incurred additional increases in travel, insurance and transfer agent fees.

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

Interest

For the year ended August 31, 2016, the Company recorded interest costs of $12,812 compared to interest costs of $280,299 for the year ended August 31, 2015. The decrease in interest costs during the year ended August 31, 2016, was primarily attributed to the settlement of loans payable and shareholder loans payable and the extinguishment of a secured convertible note effective August 31, 2015.

For the year ended August 31, 2015, the Company recorded interest costs of $280,299 compared to interest costs of $284,038 for the year ended August 31, 2014. The decrease in interest costs during the year ended August 31, 2015, was primarily attributed to a reduction shareholder loans compared to the prior period in 2014.

Loss on Foreign Exchange

For the year ended August 31, 2016, the Company recorded a loss on foreign exchange of $21,890 versus a loss on foreign exchange of $415,345 for year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded a loss on foreign exchange of $415,345 versus a loss on foreign exchange of $101,427 for year ended August 31, 2014.

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company. The decrease in the loss on foreign exchange during 2016, is largely attributed to the disposition of Zavala Inc., whose functional currency was US dollars.

Gain on Disposal of Subsidiary

For the year ended August 31, 2016, the Company recorded a gain on disposal of subsidiary in the amount of $68,489 compared to a gain of $615,881 for the year ended August 31, 2015.

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016, and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867. The net assets and liabilities of 1354166 Alberta upon disposal were $(5,622) resulting in a gain of $68,489.

At August 31, 2015, the Company settled a secured convertible note payable with a face value of $1,608,149 (US$1,216,175) plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793) by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 10,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015, at which time the Company recorded a gain on disposal of subsidiary in the amount of $615,881 (August 31, 2014: $Nil).

Stock Based Compensation

Employees

For the year ended August 31, 2016, the Company recorded stock based compensation of $615,924 compared to $84,520 for the same period in 2015. On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on December 8, 2016.

For the year ended August 31, 2015, the Company recorded stock based compensation of $84,520 compared to $Nil for the same twelve month period in 2014. On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors of the Company. These options are exercisable at $1.20 per share, vest immediately and expire as follows: 25,000 on November 11, 2019; 25,000 on December 8, 2016; and 25,000 expired on March 21, 2016.

Non Employees

For the year ended August 31, 2016, the Company recorded stock based compensation for non-employees of $Nil compared to $28,173 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded stock based compensation for non-employees of $28,173 compared to $Nil for the year ended August 31, 2014. On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019.

Gain on Expiry of Derivative Liabilities

For the year ended August 31, 2016, the Company recorded a gain on expiry of derivative liabilities in the amount of $281,210 versus a gain on expiry of derivative liabilities in the amount of $1,258,206 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded a gain on expiry of derivative liabilities in the amount of $1,258,206 versus a gain on expiry of derivative liabilities in the amount of $709,299 for the year ended August 31, 2014.

During fiscal 2016, 13,048 warrants expired and the fair value of $281,210 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations. During fiscal 2015, 61,335 warrants expired and the fair value of $1,258,206 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations. During fiscal 2014, 17,093 warrants expired and the fair value of $709,299 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations.

Loss on Settlement of Debt

For the year ended August 31, 2016, the Company recorded a loss on settlement of debt in the amount of $12,489,249 compared to loss on settlement of debt of $Nil for the same twelve month period in 2015. The primary factor contributing to the resulting net loss on settlement of debt during the year ended August 31, 2016 was related to the issuance of 10,329,983 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. The fair value of the units $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations. In Addition, effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations.

For the year ended August 31, 2015, the Company recorded a loss on settlement of debt in the amount of $Nil compared to loss on settlement of debt $1,335,935 for the same twelve month period in 2014. During fiscal 2014, the Company issued 14,757,102 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt in the consolidated statement of operations.

Impairment Loss on Marketable Securities

For the year ended August 31, 2016, the Company recorded an impairment loss on marketable securities of $120,125 (August 31, 2015 and 2014: $Nil). As at August 31, 2016, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the loss of $110,525 to the consolidated statement of operations and recorded a further impairment of $9,600.

Gain (Loss) on Derivative Liabilities

For the year ended August 31, 2016, the Company recorded a gain on derivative liabilities of $Nil compared to a gain on derivative liabilities of $2,653,591 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded a gain on derivative liabilities of $2,653,591 compared to a loss on derivative liabilities of $2,735,476 for the year ended August 31, 2014.

Derivative Warrant Liabilities

For the year ended August 31, 2016, the Company recorded a loss on derivative liabilities of $Nil compared to a loss on derivative warrant liabilities of $214,109 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded an unrealized loss on derivative warrant liabilities of $214,109 compared to an unrealized loss on derivative warrant liabilities of $57,723 for the year ended August 31, 2014. During fiscal 2015, the Company had warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of operations.

Derivative Unit Liabilities

At August 31, 2016, the Company had no derivative unit liabilities.

During the year ended August 31, 2015, the Company recorded a gain derivative unit liabilities of $2,867,700 compared to a loss of $2,677,751 for the year ended August 31, 2014.

At August 31, 2015, the Company wrote down derivative unit liabilities to fair value being the face value of the Note in the amount of $1,608,149 (US$1,216,175), upon the extinguishment of the Note.

Marketing and Public Relations

For the year ended August 31, 2016, the Company recorded of $Nil versus a recovery of marketing and public relations costs of $22,800 for the year ended August 31, 2015. For the year ended August 31, 2014, the Company also recorded a recovery of marketing and public relations costs of $14,250. The recovery of costs related to the reversal of prior period accruals.

Accretion of Convertible Secured Note

For the year ended August 31, 2016, the Company recorded accretion on a secured convertible note in the amount of $Nil compared to $475,755 for the year ended August 31, 2015 (August 31, 2014: $Nil). The Company had a secured convertible note payable with a face value of US$1,216,175 (the “Note”). The Note was being accreted up to its face value over the life of Note based on an effective interest rate and was extinguished on August 31, 2015.

Gain on settlement of Litigation

For the year ended August 31, 2016, the Company recorded a gain on settlement of litigation in the amount of $Nil compared to $120,125 for the year ended August 31, 2015 (August 31, 2014: $Nil). Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex Oil & Gas Holdings, Inc. (“Stratex”) exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to gain on settlement of litigation on the consolidated statement of operations.

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

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2016 and 2015 was $Nil compared to $1,536 for the year ended August 31, 2014. The decrease in depletion and accretion for the year ended August 31, 2016 and 2015 was attributed to the discontinued operations of 1354166 Alberta and the disposition of the Company’s wholly-owned subsidiary, Zavala Inc., effective August 31, 2015.

Impairment Loss on Exploration and Evaluation Assets

As at and for the years ended August 31, 2016 and 2015, the Company recorded an impairment loss on exploration and evaluation assets of $Nil compared to an impairment loss of $1,315,276 during fiscal 2014 on its Murphy Lease, Zavala County, Texas.

Net Income (Loss) from Continuing Operations

Net loss from continuing operations for the year ended August 31, 2016, was $13,534,298, compared to a net income of $3,325,649 for the year ended August 31, 2015.The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 10,329,983 units in the capital of the Company recorded at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 9,543,110 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Net income from continuing operations for the year ended August 31, 2015, was $3,325,649 compared to a net loss from continuing operations of $5,405,678 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the former President of the Company. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

Net Income (Loss) from Discontinued Operations Net of Tax

Net income from discontinued operations net of tax for the year ended August 31, 2016, was $2,711 compared to a net loss from discontinued operations net of tax of $4,762,461 for the year ended August 31, 2015.

Net loss from discontinued operations for the year ended August 31, 2015, was $4,762,461 compared to a loss from discontinued operations of $608 for the year ended August 31, 2014. The increase in loss during fiscal 2015 was primarily related to an impairment of exploration and evaluation assets of $4,490,045 versus $Nil for the year ended August 31, 2014.

The income (loss) from discontinued operations is a result of the discontinued operations of 1354166 Ontario and Zavala Inc. as follows:

1354166 Ontario

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta. As a result the Company’s investment in 1354166 Alberta had been derecognized from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations. The following table presents the statements of operations of 1354166 Alberta for the period set out:

August 31,2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
(5,267)
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.000

Zavala Inc.

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc. Accordingly, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations. The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc., for the years set out:

	August 31,	August 31,	August 31,
	2016	2015	2014
Expenses
Accretion	$-	$1,498	$913
General and administrative	6,020	73,347	(305)
Bad debt expense	-	29,756	-
Impairment loss on marketable securities	-	167,815	-
Impairment loss on exploration and evaluation assets	-	4,490,045	-
Loss from discontinued operations	(6,020)	(4,762,461)	(608)
Foreign currency translation	-	(4,692)	3,800
Total loss from discontinued operations	$(6,020)	$(4,767,153)	$3,192
Loss per share from discontinued operations, basic	$(0.000)	$(1.719)	$(0.000)
Loss per share from discontinued operations, diluted	$(0.000)	$(1.268)	$(0.000)

Net Loss

Net loss for the year ended August 31, 2016, was $13,531,587 compared to a net loss of $1,436,812 the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 10,329,983 units in the capital of the Company recorded at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 9,543,110 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Net loss for the year ended August 31, 2015, was $1,436,812, compared to a net loss of $5,406,286 for the year ended August 31, 2014. The decrease in net loss for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the former President of the Company. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

Other Comprehensive Income (Loss) to be Re-Classified

Impairment Loss on Marketable Securities

For the year ended August 31, 2016, the Company reclassified an unrealized loss on marketable securities of $110,525 recorded in fiscal 2015 to an impairment loss on marketable securities on the consolidated statements of operations (August 31, 2014: $Nil).

Foreign Currency Translation-Discontinued Operations

For the year ended August 31, 2016, the Company incurred a loss on foreign currency translation of $Nil versus a loss of $4,692 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company incurred a loss on foreign currency translation of $4,692 versus a loss of $199,965 for the year ended August 31, 2014.

The losses were related to translation differences between Zavala Inc.’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Total Other Comprehensive Income (Loss)

Total other comprehensive income for the year ended August 31, 2016, was $100,525 compared to a total comprehensive loss of $115,217 for the year ended August 31, 2015.

Total other comprehensive loss for the year ended August 31, 2015, was $115,217 compared to a total comprehensive loss of $199,965 for the year ended August 31, 2014.

Net Loss and Comprehensive Loss

Net loss and comprehensive loss for the year ended August 31, 2016, was $13,421,062 compared to $1,552,029 for the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Net loss and comprehensive loss for the year ended August 31, 2015, was $1,552,029 compared to $5,606,251 for the year ended August 31, 2014. The decrease in net loss for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $297,138 to $88,672 compared to $385,810 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the former President of the Company. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

Earnings (Loss) per Share, Basic

Continuing Operations

Basic loss per share from continuing operations for the year ended August 31, 2016, was $0.652 compared to basic income per share of $1.201 for the same twelve month period in 2015.

Basic income per share from continuing operations for the year ended August 31, 2015, was $1.201 compared to basic loss per share of $4.265 for the same twelve month period in 2014.

Discontinued Operations

Basic loss per share from discontinued operations for the year ended August 31, 2016, was $Nil compared to basic loss per share of $1.719 for the same twelve month period in 2015.

Basic loss per share from discontinued operations for the year ended August 31, 2015, was $1.719 compared to basic loss per share of $Nil for the same twelve month period in 2014.

Total Loss per Share, Basic

Total basic loss per share for the year ended August 31, 2016, was $0.652 compared to total basic loss per share of $0.519 for the same twelve month period in 2015.

Total basic loss per share for the year ended August 31, 2015, was $0.519 compared to total basic loss per share of $4.265 for the same twelve month period in 2014.

Earnings (Loss) per Share, Diluted

Continuing Operations

Diluted loss per share from continuing operations for the year ended August 31, 2016, was $0.652 compared to diluted income per share of $0.886 for the same twelve month period in 2015.

Diluted income per share from continuing operations for the year ended August 31, 2015, was $0.886 compared to diluted loss per share of $4.265 for the same twelve month period in 2014.

Discontinued Operations

Diluted loss per share from discontinued operations for the year ended August 31, 2016, was $Nil compared to diluted loss per share of $1.268 for the same twelve month period in 2015.

Diluted loss per share from discontinued operations for the year ended August 31, 2015, was $1.268 compared to diluted loss per share of $Nil for the same twelve month period in 2014.

Total Loss per Share, Diluted

Total diluted loss per share for the year ended August 31, 2016, was $0.652 compared to total diluted loss per share of $0.0.382 for the same twelve month period in 2015.

Total diluted loss per share for the year ended August 31, 2015, was $0.382 compared to total diluted loss per share of $4.265 for the same twelve month period in 2014.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

	2016	2016	2016	2015
For the quarter ending	August 31	May 31	February 29	November 30
Net income (loss) for the period	$153,579	$(855,102)	$(525,664)	$(12,307,111)
Earnings (loss) per share, basic	$0.006	$(0.033)	$(0.022)	$(1.843)
Earnings (loss) per share, diluted	$0.006	$(0.033)	$(0.022)	$(1.843)

Fiscal 2016

During the quarter ended August 31, 2016, the Company reversed a previously recorded gain on de-recognition financial liabilities for prior obligations of Dyami Energy in the amount of $893,990. During the first quarter 2016, the Company recorded a loss on settlement of debt in the amount of $12,005,804 and research, content development and technology support costs of $68,819. During the quarter ended May 31, 2016, the Company recorded stock based compensation expense of $615,924. For the three months ended February 29, 2016, the Company recorded a gain on settlement of debt in the amount of $483,431.

	2015	2015	2015	2014
For the quarter ending	August 31	May 31	February 28	November 30
Net income (loss) for the period	$4,250,165	$(523,128)	$274,941	$(676,329)
Earnings (loss) per share, basic	$1.151	$(0.014)	$0.097	$(0.248)
Earnings (loss) per share, diluted	$1.116	$(0.014)	$0.044	$(0.248)

Fiscal 2015

For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, a gain on expiry of derivative liabilities of $722,664 and a gain on disposal of subsidiary of $615,881. For the three month period ended May 31, 2015, the Company recorded a loss on derivative liabilities of $738,652 and accretion of $327,793 on a secured convertible note. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502. During the quarter ended November 30, 2014, the Company recorded a loss on derivative liabilities of $263,551 and stock based compensation of $112,693.

FOURTH QUARTER RESULTS-CONTINUING OPERATIONS

For the quarter ending	August 31, 2016	August 31, 2015
Net income (loss) for the period	$153,579	$4,250,165
Earnings (loss) per share, basic	$0.006	$1.151
Earnings (loss) per share, diluted	$0.006	$1.116

Production Volume

For the three months ended August 31, 2016, average natural gas sales volumes was Nil mcf/d compared to 65 mcf/d for the same period in 2015. Total production volume for the three months ended August 31, 2016 was Nil mcf compared to 6,023 mcf for the same twelve month period in 2015. Production volume decreased for the three months ended August 31, 2016, as a result of the discontinued operations of 1354166 Alberta.

Commodity Prices

For the three months ended August 31, 2016, average natural gas prices received per mcf was $Nil compared to $3.30 for the three months ended August 31, 2015. Commodity prices decreased during 2016, as a result of the discontinued operations of 1354166 Alberta.

Revenue

Natural gas sales for the three months ended August 31, 2016, was $nil compared to $$15,791 for the three months ended August 31, 2015. Natural gas sales decreased for the three months ended August 31, 2016, as a result of the discontinued operations of 1354166 Alberta.

Operating Costs

For three months ended August 31, 2016, the Company incurred operating costs of $Nil versus operating costs of in the amount of $7,410 for the same three month period ended August 31, 2015. Operating costs decreased during 2016, as a result of the discontinued operations of 1354166 Alberta.

Research, Content Development and Technology Support

For the three months ended August 31, 2016, the Company incurred research, content development and technology support costs of $68,819 compared to $Nil in the prior comparable period in 2015. The increase in research, content development and technology support costs during fiscal 2016 is related to the change in business direction of the Company into technology.

Hosting, Advertising and Technology Services

For the three months August 31, 2016, the Company incurred hosting and technology costs of $5,666 compared to $Nil for the year ended August 31, 2015. The increase in research, content development and technology support costs during fiscal 2016 is related to the change in business direction of the Company into technology.

General and Administrative	For the Three Months Ended August 31,
	2016	2015
Professional fees	71,488	$31,035
Head office costs	10,500	10,500
Management fees	15,000	(268,750)
Transfer and registrar costs	8,296	3,062
Shareholders information	1,815	-
Office and general costs	4,626	1,631
Directors fees	600	400
Consulting fees and expenses	15,000	16,000
Travel	13,920	-
Rent	3,776	-
Insurance	4,710	-
Total	149,731	$(206,122)

General and administrative expenses for the three months ended August 31, 2016, increased to $149,731 compared to a recovery of $206,122 for the year ended August 31, 2015. For the three months ended August 31, 2016, professional fees were higher by $40,453 to $71,488 compared to $31,035 for the same three month ended in 2015. During fiscal 2016, travel costs were up by $13,920 compared to $Nil in 2015, insurance costs increased by $4,710 compared to $Nil in 2015 and rent increased to $3,776 versus $Nil in the comparable three month period in 2015. These increases were primarily attributed to the acquisition of the DWF Technology. The decrease in general and administrative expenses during the three month period ended August 31, 2015, was primarily attributed to $306,250 of management fees being forgiven versus management fees charged of $15,000 in the current three month period in 2016.

Loss on Foreign Exchange

For the three months ended August 31, 2016, the Company recorded a loss on foreign exchange of $112 versus a loss on foreign exchange of $129,209 for the same three month period in 2015.These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Gain on de-recognition of financial liabilities

During the first quarter 2016, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 relating to the prior obligations of Dyami Energy after its dissolution in the statement of operations. For the three months ended August 31, 2016, the Company reversed the gain on de-recognition and restated the prior obligations of the $893,990 compared to $Nil for the same three month period in 2015. The obligations of $893,990 are included in trade and other payables at August 31, 2016.

Gain/Loss on Derivative Liabilities

For the three months ended August 31, 2016, the Company recorded a gain on derivative liabilities of $Nil compared to a gain on derivative liabilities of $2,904,292 for the three months ended August 31, 2015 as follows:

Derivative Warrant Liabilities

For the three months ended August 31, 2016, the Company recorded a loss on derivative warrant liabilities of $Nil versus a loss on derivative warrant liabilities of $16,119 for the three months ended August 31, 2015.

During fiscal 2015, the Company had warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of operations.

Derivative Unit Liabilities

At August 31, 2016, the Company had no derivative unit liabilities. During the three months ended August 31, 2015, the Company recorded a gain on derivative unit liabilities of $2,920,411.

At August 31, 2015, the Company wrote down derivative unit liabilities to fair value being the face value of the Note in the amount of $1,608,149 (US$1,216,175), upon the extinguishment of the Note.

Gain on Expiry of Derivative Liabilities

For the three months ended August 31, 2016, the Company recorded a gain on expiry of derivative liabilities of $Nil versus a gain on expiry of derivative liabilities of $722,664 for the three months ended August 31, 2015. During fiscal 2015, 39,875 warrants expired and the fair value using the Black Scholes option pricing model of $$722,664 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations.

Interest

For the three months ended August 31, 2016, the Company incurred interest costs of $Nil versus interest costs of $77,966 for the three months ended August 31, 2015. The decrease in interest for the current quarter in 2016 was attributed to decreases in shareholder loans and secured note payable.

Gain on disposal of subsidiary

For the three months ended August 31, 2016, the Company recorded a gain on disposal of subsidiary in the amount of $Nil versus $615,881 for the same three month period in 2015.

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

Net Income (Loss) from Continuing Operations

Net income from continuing operations for the three months ended August 31, 2016 was $153,579 versus net income from continuing operations of $4,250,165 for the three months ended August 31, 2015. During the three month period in 2016, the Company recorded a gain on derivative liabilities of $Nil versus a gain of $2,904,292 for the same three month period in 2015. During the three month period ended August 31, 2016, the Company recorded a gain on expiry of derivative warrants in the amount $Nil versus a gain of $722,664 for the same three month period in 2015. The Company incurred increases in general and administrative costs to $149,731 versus a recovery of $206,122 in the prior period in 2015 and increases in research, content development and technology support of $74,485 versus $Nil in 2015.

Net Income from Discontinued Operations

For the three months ended August 31, 2016, net income from discontinued operations was $2,118 versus net income from discontinued operations of $11,146 for the three months ended August 31, 2015.

Net Income (Loss)

Net loss for the three months ended August 31, 2016 was $155,697 compared to net income of $4,250,165 for three months ended August 31, 2015. During the three month period in 2016, the Company recorded a gain on derivative liabilities of $Nil versus a gain of $2,904,292 for the same three month period in 2015. During the three month period ended August 31, 2016 the Company recorded a gain on expiry of derivative warrants in the amount $Nil versus a gain of $722,664 for the same three month period in 2015. In addition, the Company incurred increases in general and administrative costs to $148,078 versus a recovery of $206,122 in the prior period in 2015 and increases in research, content development and technology support of $68,819 versus $Nil in 2015. For the three months ended August 31, 2016, the Company recorded a gain on disposal of subsidiary of $Nil compared to a gain of $615,881 in the comparable period in 2015.

Other Comprehensive Income (Loss) to be Re-Classified

Impairment Loss on Marketable Securities

For the three months ended August 31, 2016, the Company recorded an unrealized loss on marketable securities in the amount of $Nil compared to $57,007 for the same three month period in 2015.

Foreign Currency Translation-Discontinued Operations

For the three months ended August 31, 2016, the Company recorded a loss on foreign currency translation in the amount of $Nil compared to a loss on foreign currency translation of $695,899 for the three months ending August 31, 2015.

Total Other Comprehensive Loss

Total comprehensive loss for the three month period ended August 31, 2016 was $Nil versus $752,906 for the three month period ending August 31, 2015.

Net Income (Loss) and Comprehensive Income (Loss)

Net loss and comprehensive loss for the three months ended August 31, 2016 was $155,697 compared to a net earnings and comprehensive income of $3,508,405 for the three months ended August 31, 2015.

Earnings (Loss) per Share, Basic

Basic earnings per share from continuing operations for the three months ended August 31, 2016, was $0.006 compared to a basic earnings per share from continuing operations of $1.151for the same three month period in 2015.

Basic earnings per share from discontinued operations for the three months ended August 31, 2016 was $Nil versus a basic earnings per share from discontinued operations of $0.004 for the same three month period in 2015.

Total Earnings (Loss) per Share, Basic

Total basic earnings per share for the three months ended August 31, 2016, was $0.006 compared to total basic earnings per share of $1.155 for the same period in 2015.

Earnings (Loss) per Share, Diluted

Diluted earnings per share from continuing operations for the three months ended August 31, 2016, was $0.006 compared to a diluted earnings per share from continuing operations of $1.116 for the same three month period in 2015.

Diluted earnings per share from discontinued operations for the three months ended August 31, 2016 was $Nil versus a diluted earnings per share from discontinued operations of $0.003 for the same three month period in 2015.

Total Earnings per Share, Diluted

Total diluted earnings per share from continuing operations for the three months ended August 31, 2016, was $0.006 compared to a diluted earnings per share from continuing operations of $1.119 for the same three month period in 2015.

CAPITAL EXPENDITURES

For the year ended August 31, 2016, the Company recorded additions to exploration and evaluation assets of $Nil (August 31, 2015: $109,874)

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit in an effort to increase shareholder value.

FINANCING ACTIVITIES

For the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683.

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit.

Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit.

For the year ended August 31, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $1,714,010 through the issuance of share capital.

B.           LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2016, was $449,983 (August 31, 2015: $32,192). During the year ended August 31, 2016, the Company completed a private placements for gross proceeds of $340,000 and received $518,683 upon the exercise of 518,683 common share purchase warrants.

For the year ended August 31, 2016, the primary use of funds was related to general administrative expenses. The Company’s working capital deficiency at August 31, 2016 was $690,649 (August 31, 2015 working capital deficiency: $3,233,160). During the year ended August 31, 2016, the Company converted debt in the aggregate amount of $1,714,010 through the issuance of share capital.

Our current assets of $482,582 as at August 31, 2016 ($93,115 as of August 31, 2015) include the following items: cash $449,983 ($32,192 as of August 31, 2015); other receivables $14,800 ($19,386 as of August 31, 2015); prepaid expenses and deposits $17,799 ($31,937 as of August 31, 2015); and marketable securities of $Nil ($9,600 as of August 31, 2015).

Our current liabilities of $1,173,231 as of August 31, 2016 ($3,326,275 as of August 31, 2015) include the following items: trade and other $1,173,231 ($1,630,809 as of August 31, 2015); derivative liabilities of $Nil ($281,210 as of August 31, 2015); shareholders’ loans $Nil ($339,588 as of August 31, 2015); loans payable of $Nil ($1,063,105 as of August 31, 2015); and provisions of $Nil ($11,563 as of August 31, 2015).

At August 31, 2016, the Company had outstanding 5,384,165 common share purchase warrants exercisable at $1.00 per share, 1,605,190 common share purchase warrants exercisable at $0.35 and 236,364 common share purchase warrants exercisable at $1.25 per share. If any of these common share purchase warrants are exercised, it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

We anticipate further expenditures to expand our current business plan. Amounts expended on future opportunities and ventures of merit is dependent on the nature of the opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not engage in research and development activities.

D.           TREND INFORMATION

There are a number of trends that have been developing in the technology and media industry during the past few years that appear to be shaping the near future of the business including managements review and analysis:

•	Growth of revenue from content marketing is set to rise to $54.25 billion by 2019**
•	Analysis suggests that certain increases due to marketers refocusing on Millennials, who are more mobile and in control of their digital environments,* source: http://ad-rank.com/content-marketing-revenue-set-to-double-in-2019/
•	In 2016, the Global advertising market expected to surpass $100 Billion**
•	Digital add expenditure will account for more than 50% for the first time, a 430% increase from 2013
•	Between 2016 and 2019, mobile ad spending will nearly double, hitting $195.55 Billion to account for 70.1% of digital ad spend
•	US and China will drive mobile ad spending growth
•	In 2016, US advertisers will spend $40.14 Billion (nearly triple the amount spent in 2014)
•	The top 5 ad spenders in the world are: USA, China, Japan, Germany and UK
•	US to remain at the top at roughly 32% of total market

**http://www.emarketer.com/Article/Mobile-Ad-Spend-Top-100-Billion-Worldwide-2016-51-of-Digital-Market/1012299

Another trend currently affecting the technology industry is the impact on capital markets caused by investor uncertainty in the domestic and global economy. Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to the capital markets. These conditions contribute to a loss of confidence in the domestic and global credit and financial markets.

E.           OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate are material to our investors.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

August 31, 2015	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,630,809	1,630,809	-	-	-
Shareholders’ loans	339,588	339,588	-	-	-
Loans payable	1,063,105	1,063,105	-	-	-
Total	3,033,502	3,033,502	-	-	-

SECURED NOTE PAYABLE AND SHAREHOLDERS’ LOANS

Secured Note Payable

As at August 31, 2014, the Company had a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note due in the amount CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 1,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015. The fair value of the common shares was determined to be equal to the fair value of the secured note settled.

The following table presents the effect of the extinguishment of the Note on the Consolidated Financial Statements of the Company:

August 31, 2015
Secured note payable settled	$1,608,149
Interest payable settled	154,179
Net assets and liabilities of Zavala Inc. transferred	(836,717)
Common shares issued	(925,611)
$-

Shareholder Loans

As at August 31, 2016, the Company had shareholders’ loans payable of $Nil (August 31, 2015: $339,588). For the year ended August 31, 2016, the Company recorded interest of $Nil on shareholders’ loans (August 31, 2015: $86,611). As at August 31, 2016 included in trade and other payables, is interest on shareholders’ loans of $Nil (August 31, 2015: $86,848).

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 1,475,712 units in the capital of the Company at a price of $0.80 per unit. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017 (the “Units”). The fair value of the Units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.80 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. During the reporting periods August 31, 2015 and 2014, the Company had determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

Effective November 18, 2015, the Company issued a total of 10,329,983 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$0.67
Contractual exercise rate	$1.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at August 31, 2016, the Company had loans payable of $Nil (August 31, 2015: $1,063,105). For the year ended August 31, 2016, the Company recorded interest on the loans payable of $4,945. As at August 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $15,619). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 6,800,680 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement.

Under the terms of Lock-up and Leak-out Agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”). Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

PROVISIONS	Decommissioning Obligations
Balance, August 31, 2014	$47,543
Accretion expense	1,498
Change in estimates	(11,253)
Additions	98,357
Obligations settled	(205)
Disposal of Zavala Inc.	(102,143)
Foreign exchange	(22,234)
Balance, August 31, 2015	11,563
Disposal of 1354166 Alberta	(11,563)
Balance, August 31, 2016	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligations were based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years.

DERIVATIVE LIABILITIES

At August 31, 2016, the Company recorded a gain on the fair value movement of derivative warrant liabilities of $Nil (August 31, 2015: a gain on derivative liabilities of $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700) (August 31, 2014: loss of $2,735,476 comprised of a loss on derivative warrant liabilities of $57,725 and a loss on derivative unit liabilities of $2,677,751).

At August 31, 2016, the Company recorded a gain on expiry of derivative warrant liabilities of $281,210 (August 31, 2015: $1,258,206; August 31, 2014 $709,299).

Derivative Warrant Liabilities

As at August 31, 2016, the Company had derivative warrant liabilities of $Nil (August 31, 2015: $281,210). The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company and accordingly the warrants were treated as a financial liability. The fair value movement during the periods were recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2013	91,476	1,976,883	US	47.20
Warrants expired	(17,093)	(709,299)		(9.30)
Change in fair value estimates	-	57,723		-
As at August 31, 2014	74,383	1,325,307	US	37.40
Warrants expired	(61,335)	(1,258,206)	US	(46.66)
Change in fair value estimates	-	214,109		-
As at August 31, 2015	13,048	281,210	US	46.66
Warrants expired	(13,048)	(281,210)	US	(46.66)
Warrants issued	1,750,000	-	CDN	1.50
As at August 31, 2016	1,750,000	-	CDN	1.50

On August 31, 2014, 17,093 warrants exercisable at US$50.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On April 13, 2015, 18,750 and 3,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On July 20, 2015, 9,125 and 1,460 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On August 7, 2015, 25,000 and 4,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On September 25, 2015, 11,249 and 1,799 warrants expired exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On June 22, 2016, the Company entered into a consulting agreement and issued 1,750,000 common share purchase warrants exercisable at CDN $1.50 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was subsequently suspended. Accordingly, the Company determined that as a result of no warrants exercised, no liability was recorded and subsequent to the year end the agreement was mutually terminated and no warrants were exercised.

The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2016, 2015 and 2014, respectively:

Number of Warrants 2016	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,750,000	1.50	January 15, 2017	0.13	-

Number of Warrants 2015	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
11,249	50.00	September 25, 2015	0.07	220,640
1,799	25.00	September 25, 2015	0.07	60,570
13,048			0.07	281,210

Number of Warrants 2014	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
18,750	5.00	April 13, 2015	0.62	365,474
3,000	2.50	April 13, 2015	0.62	99,420
9,125	5.00	July 20, 2015	0.88	133,431
1,460	2.50	July 20, 2015	0.88	35,915
25,000	5.00	August 7, 2015	0.93	365,964
4,000	2.50	August 7, 2015	0.93	94,188
11,249	5.00	September 25, 2015	1.07	181,178
1,799	2.50	September 25, 2015	1.07	49,737
74,383			0.70	1,325,307

Derivative Unit Liabilities

As at August 31, 2016 and 2015, the Company had no derivative unit liabilities (August 31, 2014: $4,000,100). At August 31, 2014, the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note which gave rise to a derivative financial instrument (the “Note”). The Note had embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics and met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and conditions consisted of a conversion unit which was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component contained in the conversion unit.

G.           SAFE HARBOR

Certain statements in Item 5.E and 5.F of this Annual Report may constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Such statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words. The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of all of our directors and executive officers as of the date of the filing of this Annual Report, with each position and office held by them in our Company, and the period of their service as a director or as an officer.

Name	Position with the Company	Date First Elected as Director
James Cassina	Chief Executive Officer and Director	February 9, 2010
	Chief Financial (Accounting) Officer	January 25, 2017

Ritwik Uban	President and Director	September 9, 2016

Dikshant Batra	Director	September 9, 2016

All of our directors’ serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Subject to the terms of their employment agreements, if any, executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors. Ritwik Uban our President, devotes approximately 100% of his work time to his duties as an officer and director.

There are no family relationships between any of our directors or executive officers.  There are no arrangements or understandings between any two or more directors or executive officers.

Mr. Cassina has been an officer since June 18, 2010 a director of ours since February 9, 2010. Mr. Cassina was the President of Eagleford Energy and Zavala Inc. our former subsidiaries. As Chairman of Assure Energy, Inc. (“Assure”) (OTCBB: ASUR), an oil and gas exploration and production company, Mr. Cassina led Assure’s merger in September 2005 with Geocan Energy Inc. (TSX: GCA) (“Geocan”), an oil and gas company which then grew to daily production of over 3,700 barrels of oil or gas equivalents. Mr. Cassina thereafter served as a Director of Geocan and later Chairperson of its Board appointed Special Advisory Committee formed to seek strategic alternatives to enhance shareholder value. Subsequently Geocan merged with Arsenal Energy Inc. in October 2008.

Mr. Uban is a recent MBA graduate from the prestigious Richard Ivey School of Business and received an Honors, Bachelors of Arts from the University of Toronto. As President of ICE, and its subsidiaries including Ice Studio Productions Inc., Mr. Uban oversees the operational teams, develop market programs and expansion of the rapidly growing content and media areas of the business into high performance, revenue generating properties. Mr. Uban was formerly a director of Uban Media and Construction of New Delhi, India (“Uban Media”) where he managed the business operations of the Canadian investment interests of Uban Media and assessed and analyzed new media opportunities from North America to export to the emerging India market. Mr. Uban was also the former head of operations for an event management company leading the client sourcing and procurement process and provided clients with a variety of services, including but not limited to, marketing, sales, venue sourcing, external vendor services and event sponsorships.

Mr. Batra is a serial entrepreneur, running two internationally successful companies in technology and supply chain management while completing his BBA – Honours at the University of Toronto. Mr. Batra’s company, Torinit Technologies, is a global technology and development outsourcing firm. Mr. Batra is the managing partner of Nova Sentio which builds market-centric teams to turnaround struggling value chains and companies into high performing, rapid growth enterprises. Mr. Batra is also the founder of Phoenix 1™ a North American company that is re-inventing a key automotive after care area in developing countries and is the Co-Founder of the Canada Entrepreneur Organization.

B.           COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended August 31, 2016.

Summary Compensation Table (CDN$)
Name and Principal Position	Year	Salary(1)	Option Based Awards(2)	All Other Compensation(3)	Total Compensation
		($)	($)	($)	($)
James Cassina, Chief Executive Officer, President, Chief Financial Officer and Director	2016	$60,000	-	$600	$60,600
Milton Klyman, Director(4)	2016	-	-	$600	$600
John Budden, Director(5)	2016	-	$615,924	$600	$616,524

* Richard Goodman, our prior Chief Financial Officer, was retained after August 31, 2016 and his contract was terminated on January 1, 2017. No compensation was allocated to Mr. Goodman.

(1)	Management fees.
(2)	These amounts represent the value of stock options granted. The fair value of the option grated is estimated on the date of grant using the Black Scholes option pricing model taking into account the following assumptions: (i) risk free interest rate (%); (ii) expected life (years); (iii) expected volatility (%). This is consistent with the accounting values used in the Company’s consolidated financial statements. The dollar amount in the column represents the total value ascribed to the stock options.
(3)	Accrued on account of directors fees at a rate of $100 per meeting.
(4)	Mr. Klyman resigned as a director of the Company on September 9, 2016.
(5)	Mr. Budden resigned as a director of the Company on September 9, 2016

Outstanding Option-Based Awards

The following table sets forth the outstanding option-based awards for the Company held by executive officers and directors at August 31, 2016.

	Option-based Awards (CDN$)
Name	Number of Securities underlying unexercised options (#) (1)(2)	Option exercise price	Option expiration date	Value of in-the- money options (3) (4)
James Cassina, Chief	25,000	$1.20	November 11, 2019	$2,810
Executive Officer, President and Director	2,000	$16.00	February 28, 2017	$-
Milton Klyman,	25,000	$1.20	December 8, 2016	$2,810
Director (5)	2,000	$16.00	December 8, 2016	$-
John Budden, Director (6)	300,000	$2.19	December 8, 2016	$-

(1)	On March 1, 2012, the Company granted options to purchase 4,000 common shares to directors. These options are exercisable at $16.00 per share, vest immediately and expire 2,000 on February 28, 2017 and 2,000 on December 8, 2016.
(2)	On November 12, 2014 the Company granted options to purchase 50,000 common shares to directors. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019.
(3)	Calculated using the closing price of the Company’s common shares of the OTCQB on August 31, 2016 of US$1.00 and subtracting the exercise price of in-the-money stock options.
(4)	Converted to Canadian dollars using the Bank of Canada noon exchange rate on August 31, 2016.
(5)	Mr. Klyman resigned as a director of the Company on September 9, 2016.
(6)	Mr. Budden resigned as a director of the Company on September 9, 2016.

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

The Company’s Compensation Committee is comprised of Dikshant Batra and James Cassina (Chair).. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each NEO. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

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

For the financial year ended August 31, 2016, the Company's NEO compensation program consisted of the following elements:

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

Incentive Plan Awards

At August 31, 2016, the Company has outstanding 50,000 stock options exercisable at $1.20 (25,000 expiring on December 8, 2016 and 25,000 expiring on November 19, 2019); 4,000 stock options exercisable at $16.00 (2,000 expiring on December 8, 2016 and 2,000 expiring February 28, 2017); and 300,000 stock options exercisable at $1.72 expiring on December 8, 2016 to Named Executive Officers and directors.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

At August 31, 2016, the Company did not have executive employment agreements in place with any of its Named Executive Officers that include termination or change of control benefits; except that Ritwik Uban, subsequent to the year and, on September 9, 2016, executed an employment agreement that provided for consideration in the event of termination or change of control. (See Exhibit 4.46).

The Company has no compensatory plan, contract or arrangement where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control; except that Ritwik Uban, subsequent to the year and, on September 9, 2016, executed an employment agreement that provided for consideration in the event of termination or change of control. (See Exhibit 4.46).

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors or meeting of the shareholders attended. During the fiscal year ended August 31, 2016 no amount was paid ($1,800 accrued) by the Company with respect to such fees other than $7,400 of outstanding directors’ fees payable to Milton Klyman were converted into 24,667 units of the Company.

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

Mr. Uban and Mr. Batra were appointed as directors on September 9, 2016. Mr. Cassina was appointed as a director of ours on February 9, 2010. The term of Mr. Klyman as a director began on August 10, 2000 and ended upon his resignation on September 9, 2016. Mr. Budden who was appointed on December 22, 2015 and resigned on September 9, 2016. Our directors’ serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our chief executive officer, our president and our chief financial officer were appointed by our Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2016 for their services in their capacity as directors or any compensation paid to committee members other than $7,400 of outstanding directors fees payable to our former Milton Klyman were converted into 24,667 units of the Company.

As of the date of this Annual Report our Board of Directors consists of three directors, one of which none are considered "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from their shareholding".   It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

The Company holds meetings as required, at which the opinions of the directors are sought by management and duly acted upon for all material matters relating to the Company.

Directorships

None of our directors are directors of other Canadian or United States reporting issuers

Board and Committee Meetings

The Board of Directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2016.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Disclosure Committee Meetings
Milton Klyman(1)	3	3	0	Nil
James Cassina	3	3	0	Nil
John Budden(2)	3	3	0	Nil

(1)	Mr. Klyman resigned as a director of the Company on September 9, 2016.
(2)	Mr. Budden resigned as a director of the Company on September 9, 2016.

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

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the Chief Executive Officer, Chief Financial Officer or the President (the “Officers”). The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the Officers, are clear and that the limits to management's responsibility and authority are well-defined.

Each of the Audit Committee, Compensation Committee and Disclosure Committee has a chair and a mandate.

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

Ethical Business Conduct

We have adopted a written code of business conduct and ethics (the "Code") for our directors, officers and employees. The board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy.  The Code reminds those engaged in service to us that they are required to report perceived or actual violations of the law, violations of our policies, dangers to health, safety and the environment, risks to our property, and accounting or auditing irregularities to the chair of the Audit Committee .. In addition, to requiring directors, officers and employees to abide by the Code, we encourage consultants, service providers and all parties who engage in business with us to contact the chair of the Audit Committee regarding any perceived and all actual breaches by our directors, officers and employees of the Code. The chair of our Audit Committee is responsible for investigating complaints, presenting complaints to the applicable board committee or the board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of our Audit Committee will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by us, our directors and management, against complainants who raise concerns in good faith and requires us to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, we have an Audit Committee Charter and a Policy of Procedures for Disclosure Concerning Financial/Accounting Irregularities.

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

Committees of the Board

Our Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of the Audit Committee, a compensation committee (the "Compensation Committee"), and a disclosure committee (the "Disclosure Committee").

Audit Committee

The mandate of the Audit Committee is formalized in a written charter.  The members of the Audit Committee are James Cassina, Ritwik Uban and Dikshant Batra (Chair). Based on his professional experience, the board has determined that Dikshant Batra is an Audit Committee Financial Expert and that James Cassina and Ritwik Uban are financially literate. The Audit Committee's primary duties and responsibilities are to serve as an objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the Compensation Committee are Dikshant Batra and James Cassina (Chair).   Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO, CFO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Disclosure Committee

The mandate of the Disclosure Committee is formalized in a written charter. The members of the Disclosure Committee are Dikshant Batra, Ritwik Uban and James Cassina (Chair).  The Committee's duties and responsibilities include, but are not limited to, review and revise our controls and other procedures ("Disclosure and Controls Procedures") to ensure that (i) information required by us to be disclosed to the applicable regulatory authorities and other written information that we will disclose to the public is reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure; assist in documenting and monitoring the integrity and evaluating the effectiveness of the Disclosure and Control Procedures; the identification and disclosure of material information about us, the accuracy completeness and timeliness of our financial reports and all communications with the investing public are timely, factual and accurate and are conducted in accordance with applicable legal and regulatory requirements.

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

Relevant Education and Experience of Audit Committee Members

Dikshant Batra, BBA – Honours is the Chairman of the Audit Committee.  Mr. Batra’s company, Torinit Technologies Inc., is a global technology and development outsourcing firm. Mr. Batra is the managing partner of Nova Sentio which builds market-centric teams to turnaround struggling value chains and companies into high performing, rapid growth enterprises. Mr. Batra is also the founder of Phoenix 1™ a North American company that is re-inventing a key automotive after care area in developing countries and is the Co-Founder of the Canada Entrepreneur Organization.

James Cassina is a consultant in business development, mergers and acquisitions and corporate finance. James Cassina has served as a director and held various executive positions with public companies.

Mr. Uban, MBA was formerly a director of Uban Media and Construction of New Delhi, India (“Uban Media”) where he managed the business operations of the Canadian investment interests of Uban Media and assessed and analyzed new media opportunities from North America to export to the emerging India market. Mr. Uban was also the former head of operations for an event management Company leading the client sourcing and procurement process and provided clients with a variety of services, including but not limited to, marketing, sales, venue sourcing, external vendor services and event sponsorships.

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

The Audit Committee is to be comprised of at least three directors.  .

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

The Board has determined that Dikshant Batra is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

The Committee members will be elected annually at the first meeting of the Board following the annual meeting of shareholders.  Each member of the Committee serves during the pleasure of the Board and, in any event, only so long as he or she is a director.

One member of the Committee shall be appointed as chair.  The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings and making regular reports to the Board.  The chair will also maintain regular liaison with the CEO, CFO, President and the lead independent audit partner.

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

D.           EMPLOYEES

As of August 31, 2016, we had one employee, our chief executive officer/chief financial officer at the date of the filing of this Annual Report we had two employees including our chief financial officer and our president

E.           SHARE OWNERSHIP

Our common shares are owned by Canadian residents, United States residents and residents of other countries.  The only class of our securities, which is outstanding as of the date of the filing of this Annual Report, is common stock.  All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of January 31, 2017, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group.  Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1) (7)	Note	Percentage
Dikshant Batra	Director	30,000	(2)	0.11%
James Cassina	Officer/Director and Principal Shareholder	516,671	(3)	1.95%
Core Energy Enterprise Inc. (4)	Principal Shareholder	278,316	(5)	1.05%
Ritwik Uban	Officer/Director	30,000	(6)	0.11%
All officers and directors as a group (2 persons)		854,987	(2) (3) (5) (6)	3.22%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 26,577,890 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 30,000 shares underlying 30,000 presently exercisable stock.

(3)	Includes 278,316 outstanding shares owned by Core Energy Enterprises Inc. Also includes 157,761 outstanding shares and 77,894 shares underlying 77,894 presently exercisable warrants and 2,700 shares underlying 2,700 presently exercisable stock options owned directly by James Cassina.

(4)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(5)	Includes 278,316 outstanding shares.

(6)	Includes 30,000 shares underlying 30,000 presently exercisable stock.

(7)	Effective November 19, 2016 the directors and officers of the Company entered into an escrow agreement with the Company registrar and transfer agent TMX Trust Company pursuant to National Policy 46-201 Escrow for Initial Public Offerings (the "Policy") in connection with the listing of the common shares in the capital of the Company on the Canadian Securities Exchange (the "CSE"). The CSE Escrowed Securities shall be released on the following schedule, pursuant to the 46-201F1 – Escrow Agreement:

The date Common Shares are listed on the CSE (the "Listing Date")	1/10 of your Escrow Securities
6 months after the Listing Date	1/6 of your remaining Escrow Securities
12 months after the Listing Date	1/5 of your remaining Escrow Securities
18 months after the Listing Date	1/4 of your remaining Escrow Securities
24 months after the Listing Date	1/3 of your remaining Escrow Securities
30 months after the Listing Date	1/2 of your remaining Escrow Securities
36 months after the Listing Date	remaining Escrow Securities

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

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

There are 26,577,890 issued and outstanding shares of our common stock as of January 31, 2017.  As of January 31, 2017, to the best of our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.  The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
James Cassina	5,071,115	(1)	19.08%
Core Energy Enterprise Inc. (2)	2,783,162	(3)	10.47%
CEDE & Co	6,257,754	(4)	23.54%
CDS & Co	4,973,441		18.71%

(1)	Includes 2,783,162 outstanding shares owned by Core Energy Enterprises Inc. Also 1,577,607 outstanding shares and 683,346 shares underlying 683,346 presently exercisable warrants and 27,000 shares underlying 27,000 presently exercisable stock options owned directly by James Cassina.

(2)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(3)	Includes 2,783,162 outstanding shares.

(4)	CEDE & Co. is the repository for all shares held in electronic form.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of January 31, 2017.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,083	8,315,536	94.34%	31.29%
USA	42	6,417,056	3.66%	24.14%
All Other	23	11,845,298	2.00%	44.57%
Total	1,148	26,577,890	100.00%	100.00%

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of us.

B.           RELATED PARTY TRANSACTIONS

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2016	August 31, 2015	August 31, 2014
Short term employee benefits (1)	$60,000	$150,000	$75,000
Stock based compensation (2)	615,924	84,520	-
	$675,924	$234,520	$75,000

The following balances owing to the former President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2016	August 31, 2015
Short term employee benefits payable (1)	$40,000	$125,000
	$40,000	$125,000

(1)	During the year ended August 31, 2015, the Company accrued management fees for the former President of the Company at a rate of $12,500 per month. On August 31, 2015, the former President forgave $306,250 of management fees. Commencing September 1, 2015, the Company accrued management fees for the former President of the Company at a rate of $5,000 per month. On February 26, 2016, the former President assigned $145,000 of management fees to an arms-length third party.
(2)	On November 12, 2014, the Company granted options to purchase 75,000 common shares to three directors and on April 1, 2016, the Company granted options to purchase 300,000 common shares to a director.

As at August 31, 2016, the amount of outstanding directors’ fees included in trade and other payables was $7,100 (August 31, 2015: $21,600). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due of $7,400 into 24,667 units of the Company.

As at August 31, 2016, the Company had a promissory note payable to the former President of the Company of $Nil (August 31, 2015: $10,000). For the year ended August 31, 2016, the Company recorded interest on the promissory note of $496 (August 31, 2015: $838). As at August 31, 2016, included in trade and other payables is outstanding interest of $Nil (August 31, 2015: $111,009). On February 26, 2016, the former President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 1,140,090 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 127,462 units in the capital of the Company.

As at August 31, 2016, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $Nil (August 31, 2015: $329,588 (US$249,250). For the year ended August 31, 2016, the Company recorded interest on the promissory note of $Nil (August 31, 2015: $32,958). As at August 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $$33,049). Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance of 2,742,430 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The former President of the Company is a major shareholder, officer and a director of Core.

The former President of the Company is a major shareholder, officer and a director of Core. James Cassina has voting and investment power with respect to the shares owned by Core. Subsequent to the year ended August 31, 2016 and to the date of filing this Annual Report, Core Energy advanced the Company $49,650.

On September 9, 2016, we entered into an employment agreement with our President Ritwik Uban for a probationary period of 150 days at which termination may be initiated by either party without notice and without cause. The agreement shall automatically renew for 3 additional 1 year periods unless either party gives written 60 days written notice of termination. For the services to be rendered by Ritwik Uban under the employment agreement, we will pay Ritwik Uban Ninety Thousand Dollars ($90,000 CDN) (the “Base Salary”) which will be reviewed on a yearly basis commensurate with the renewal periods and grant of one million (1,000,000) common share purchase options exercisable until September 8, 2021 (the “Options”). The first 300,000 Options exercisable at CDN $1.30 vest on February 6, 2017, 350,000 Options exercisable at CDN $1.50 and vest on September 9, 2017 and the balance of 350,000 Options are exercisable at CDN $1.50 vest September 9, 2018.

Effective September 20, 2016, we entered into an agreement for a period of 12 months with 2 month cancellation notice period with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to the Company’s wholly-owned subsidiary Digital Widget Factory Inc., (“DWF”) in an effort to optimize user experience while navigating through the DWF website and drive maximum traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company will compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Our director Dikshant Batra is the President, a director and major shareholder of Torinit.

Effective October 31, 2016 we entered into an employment agreement Richard Goodman to act as our Chief Financial Officer and General Counsel of the Company and the it Subsidiaries on a part time basis with an initial, probationary period of one hundred and fifty (150) days at an annualized base salary of $96,000 at which termination may be initiated by either party without notice and without cause (the “Initial Term”) and shall otherwise remain in effect for another period of one hundred and fifty (150) days thereafter at an annualized base salary of $120,000 (the “Second Term”) upon mutual consent. In the event that the Company does not consent to the renewal of the Agreement for a Second Term a termination fee equal to $2,000 for each 30 day period served by Mr. Goodman during the Initial Term will be payable to Mr. Goodman.. In addition, we granted to Mr. Goodman, five hundred thousand (500,000) common share purchase options of the Company’s common stock exercisable at $0.64 vesting on March 30, 2017 and expiring October 31, 2021. On January 1, 2017 the Contract terminated as a result of non-payment of salary to Mr. Goodman.

Inter-Company Balances

As at August 31, 2016, the inter-company balance due from our wholly owned subsidiary DoubleTap was $135,082. As at August 31, 2016, the inter-company balance due from our wholly owned subsidiary ICE Studio was $39,985. As of January 31, 2017, the inter-company balance due from DoubleTap was $186,917 and the amount due from ICE Studio was $182,407.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8     FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's Audited Consolidated Financial Statements for the fiscal years ended August 31, 2016 and 2015 and the notes thereto required as part of this Annual Report are filed under Item 18 of this Annual Report.

Litigation

There is no pending legal proceedings to which we or our subsidiaries are a party or of which any of our property or assets is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

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

ITEM 9     THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 26,577,890 were issued and outstanding as of January 31, 2017. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our Articles of Amalgamation.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at January 31, 2017.

Our common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our Board of Directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.           OFFER AND LISTING DETAILS

Our common stock became eligible for trading on October 22, 2009 on the Over the Counter Bulletin Board ("OTCBB") under the symbol (“EGNKF”). Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol (“EFRDF”). Prior to our common stock being included on the OTC Markets, our common stock had not publicly traded in the United States. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012. On August 31, 2014 we completed a 1-for-10 stock consolidation and following commenced trading under the symbol (“EGFDF”). On February 1, 2016, we changed our name to Intelligent Content Enterprises Inc. and completed a 1-for-10 stock consolidation and following commenced trading on the OTCQB under the symbol (“ICEIF”).

On November 18, 2016, our common shares commenced trading on the Canadian Securities Exchange (“CSE”), under the symbol “ISP”. Our common shares trade on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. The Company’s common shares are widely held. At present, the Company’s common shares have been subject to a cease trade order in Canada and its common shares have been demoted from the OTCQB to the pink sheets as a result of the Company not filing its financial statements and related year end documentation.

The following table set forth the reported high and low bid prices for shares of our common stock on the OTCQB in US dollars for the periods indicated.

	Period	High (2)	Low(2)
Fiscal Year August 31, 2016	Year Ended August 31, 2016	$2.47	$0.40
Fiscal Year August 31, 2015	Year Ended August 31, 2015	$4.00	$0.10
Fiscal Year August 31, 2014	Year Ended August 31, 2014	$10.00	$2.00
Fiscal Year August 31, 2013	Year Ended August 31, 2013	$40.00	$1.00
Fiscal Year August 31, 2012	Year Ended August 31, 2012	$51.00	$10.00

Fiscal Year 2017 by Quarter	First Quarter ended 11/30/2016	$1.10	$0.26

Fiscal Year 2016 by Quarter	First Quarter ended 11/30/2015	$1.70	$0.40
	Second Quarter Ended 02/29/2016	$0.70	$0.50
	Third Quarter Ended 05/31/2016	$2.47	$1.27
	Fourth Quarter Ended 08/31/2016	$2.45	$0.79

Fiscal Year 2015 by Quarter	First Quarter ended 11/30/2014	$4.00	$0.10
	Second Quarter Ended 02/29/2015	$1.80	$0.30
	Third Quarter Ended 05/31/2015	$1.60	$0.50
	Fourth Quarter Ended 08/31/2015	$2.20	$0.20

Calendar Year 2016 by Month	June	$2.45	$1.11
	July	$1.83	$0.79
	August	$1.40	$0.90
	September	$1.10	$0.26
	October	$0.74	$0.41
	November	$0.52	$0.26
	December	$0.53	$0.30

Calendar Year 2017 by Month	January	$0.26	$0.08

Notes.

(1)	The closing price on the OTCQB for our common stock on January 31, 2017 was $0.11.

(2)	Adjusted for the 2-for-1 forward stock split on March 16, 2012, the 1-for-10 stock consolidation on August 25, 2014 and the 1-for-10 stock consolidation on February 1, 2016.

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

The annual meeting of shareholders shall be held at such time in each year as the Board, the Chairman of the Board (if any), the Chief Executive Officer, or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the OBCA to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting (Bylaws, Article 9.1).

The Board of Directors, the Chairman of the Board (if any) or the President shall have power to call a special meeting of shareholders at any time (Bylaws, Article 9.2).

Shareholders of record must be given notice of any meeting not less than 21 days or more than 50 days before the date of the meeting or as otherwise prescribed by applicable laws.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors’ report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting (Bylaws, Article 9.4). Our Board of Directors is permitted to fix a record date for any meeting of the shareholders that is between 30 and 60 days prior to such meeting or as otherwise prescribed by applicable laws. (Bylaws, Article 9.6).  The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Company and others who, although not entitled to vote are entitled or required under any provision of the OBCA or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting (Bylaws, Article 9.9).

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

Articles of Amendment dated effective August 25, 2014

By Articles of Amendment dated effective August 25, 2014 our articles were amended to change our name from Eagleford Energy Inc., to Eagleford Energy Corp., and

a)	To change every ten (10) issued and outstanding common share in the capital of the Corporation into one (1) common share of the Corporation (the "Stock Consolidation") effective as of the close of business on August 25, 2014; and

a)	To provide that no fractional shares shall be issued as a result of the Stock Consolidation and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

Articles of Amendment dated effective February 1, 2016

By Articles of Amendment dated effective February 1, 2016 our articles were amended to change our name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and

a)	To change every ten (10) issued and outstanding common share in the capital of the Corporation into one (1) common share of the Corporation (the "Stock Consolidation") effective as of the close of business on February 1, 2016; and

b)	To provide that no fractional shares shall be issued as a result of the Stock Consolidation and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

Articles of Amendment dated effective February 29, 2016

By Articles of Amendment dated effective February 29, 2016 our articles were amended to revise the attributes of the preferred shares.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares, issuable in series with the following attributes:

Share Provisions

(a) The Common Shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

1. DIVIDENDS

Subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of the Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors of the Corporation, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2. DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

3. VOTING RIGHTS

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one (1) vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

(b) The rights, privileges, restrictions and conditions attaching to the Preference Shares, as a class, are as follows:

1. DIRECTORS’ AUTHORITY TO ISSUE ONE OR MORE SERIES

The Board of Directors of the Corporation may issue the Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series which may include, without limiting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion or exchange rights (if any), and any sinking fund, purchase fund or other provisions attaching thereto. Before the issue of the first shares of a series, the Board of Directors of the Corporation shall send to the Director (as defined in the Business Corporations Act) articles of amendment in the prescribed form containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

2. RANKING OF PREFERENCE SHARES

2.1 No rights, privileges, restrictions or conditions attaching to a series of Preference Shares shall confer upon a series a priority in respect of dividends or return of capital in the event of liquidation, dissolution or winding-up of the Corporation over any other series of Preference Shares. The Preference Shares of each series rank on a parity with the Preference Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.2 The Preference Shares shall be entitled to priority over the Common Shares and over any other shares of any other class of the Corporation ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.3 If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in respect of a series of Preference Shares is not paid in full, the Preference Shares of all series shall participate rateably in respect of all accumulated dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to amounts payable on return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

2.4 The Preference Shares of any series may also be given such other preferences not inconsistent with the provisions hereof over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.

3. RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS, ETC.

Except with the approval of all the holders of the Preference Shares, no dividends shall at any time be declared or paid or set apart for payment on the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless all dividends which have been declared by the Board of Directors up to and including the dividend payable for the last completed period for which such dividends have been declared by the Board of Directors on each series of Preference Shares then issued and outstanding shall have been paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Common Shares or such other shares of the Corporation ranking junior to the Preference Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Preference Shares (less than the total amount then outstanding) or any Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividends have been declared by the Board of Directors on each series of Preference Shares then issued and outstanding shall have been paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

4. VOTING RIGHTS

Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preference Shares, the holders of the Preference Shares as a class shall not be entitled as such to receive notice of, to attend to vote at any meeting of the shareholders of the Corporation.

5. SPECIFIC MATTERS REQUIRING APPROVAL

5.1 The approval of the holders of the Preference Shares, given in the manner described in Section 6.1 below, shall be required for the creation of any new shares ranking prior to or on a parity with the Preference Shares, and if, but only so long as, any cumulative dividends are in arrears or any declared non-cumulative dividends are unpaid on any outstanding series of Preference Shares, for the issuance of any additional series of Preference Shares or of any shares ranking prior to or on a parity with the Preference Shares.

5.2 The provisions of Clauses 1 to 6 inclusive may be deleted, amended, modified or varied in whole or in part by a certificate of amendment issued by the Director appointed under the Business Corporations Act, but only with the prior approval of the holders of the Preference Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act or any other statutory provisions of like or similar effect, from time to time in force.

6. APPROVAL OF THE HOLDERS OF THE PREFERENCE SHARES

The approval of the holders of the Preference Shares with respect to any and all matters hereinbefore referred to may be given by at least two thirds of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose and held upon at least 21 days’ notice at which the holders of a majority of the outstanding Preference Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Preference Shares are not present or represented by proxy within one half-hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days’ notice shall be given of such adjourned meeting. At such adjourned meeting the holders of the Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the Preference Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Business Corporations Act and the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Preference Shares shall be entitled to one (1) vote in respect of each Preference Share held.

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

C.           MATERIAL CONTRACTS

During the two year period preceding the filing date of this Annual Report, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

On June 22, 2016, the Company entered into a consulting agreement to assist with the development of new business programs, business units, partnerships, revenues, concepts and ideas as well as technical, commercial and creative advisory services. As consideration for the services, the Company agreed to provide to the consultant remuneration of $20,000 upon execution the agreement, $10,000 monthly commencing July 1, 2016, and issue 1,750,000 common share purchase warrants, valid for 5 years with cashless exercise provisions issued at a price of C$1.50 vesting 437,500 per quarter. On January 15, 2017 the consulting agreement was terminated and no warrants vested.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Transaction”). On this basis the proposed Series A preferred shares would be convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets are an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and to be paid through the issuance by the Company of the Proposed Purchase Price Shares. The purchase price allocation to the fair value of the assets recorded as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A preferred shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses	$30,550

Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor at DWF Agreement closing were conceivably deficient and would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred.

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 12,500,000 common shares and 5,750,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites.

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

At August 31, 2015, we were unable to pay the Note (US$1,216,175) plus interest of US$121,618, totalling US$1,337,793, which constituted an event of default pursuant to the terms of the Note. In an effort to avoid further costs, we entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, we assigned and conveyed all of our rights, title and interest in and to Zavala Inc., and issued 10,000,000 shares of our common stock.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 to Catch Star and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment of the Note in full.

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

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, other receivables, trade and other payables, shareholders’ loans, loans payable, provisions and derivative liabilities. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		August 31, 2016		August 31, 2015
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	449,983	449,983	32,192	32,192
Derivative liabilities	3	-	-	281,210	281,210
Loans and receivables:
Other receivables	3	-	-	8,346	8,346
Other financial liabilities:
Trade and other payables	3	1,173,231	1,173,231	1,630,809	1,630,809
Shareholders’ loans	3	-	-	339,588	339,588
Loans payable	3	-	-	1,063,105	1,063,105
Provisions	3	-	-	11,563	11,563

Cash is stated at fair value (Level 1 measurement). The carrying value of other receivables, trade and other payables, loans payable, secured note payable, derivative liabilities and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at Level 3.

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2016, other receivables amounts are $Nil (August 31, 2015: $8,346).

Concentration risk exists in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand. The Company’s maximum exposure to credit risk is as follows:

	August 31, 2016 ($)	August 31, 2015 ($)
Cash	449,983	32,192
Other receivables	-	8,346
Balance	449,983	40,538

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without any revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

August 31, 2015	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,630,809	1,630,809	-	-	-
Shareholders’ loans	339,588	339,588	-	-	-
Loans payable	1,063,105	1,063,105	-	-	-
Total	3,033,502	3,033,502	-	-	-

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)       Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2016 ($)	August 31, 2015 ($)
Cash	6,157	22,166
Prepaid expenses and deposits	7,814	-
Trade and other receivables	-	24,154
Trade and other payables	(26,322)	(873,523)
Derivative liabilities	-	(212,668)
Loans payable	-	(776,000)
Shareholders’ loans	-	(249,250)
Net liabilities denominated in US$	(12,351)	(2,065,121)
Net liabilities CDN dollar equivalent at period end (1)	(16,209)	(2,730,710)
(1)	Translated at the exchange rate in effect at August 31, 2016 $1.3124 (August 31, 2015 $1.3223)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2016		August 31, 2015
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(1,064)	1,064	(180,541)	180,541
10%	(2,127)	2,127	(361,082)	361,082
15%	(3,191)	3,191	(541,623)	541,623

(ii)       Interest Rate Risk

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

Management assessed the effectiveness of our internal control over financial reporting as of August 31, 2016 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of August 31, 2016, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2016 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16       [RESERVED]

A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Dikshant Batra is an "audit committee financial expert", as defined in Item 16A of Form 20-F. Dikshant Batra, BBA-Honors is the Chairman of the Audit Committee.  He is a self-employed consultant. Mr. Batra’s company, Torinit Technologies Inc., is a global technology and development outsourcing firm. Mr. Batra is the managing partner of Nova Sentio which builds market-centric teams to turnaround struggling value chains and companies into high performing, rapid growth enterprises. Mr. Batra is also the founder of Phoenix 1™ a North American company that is re-inventing a key automotive after care area in developing countries and is the Co-Founder of the Canada Entrepreneur Organization.

B.           CODE OF ETHICS

We have adopted a written code of business conduct and ethics (the "Code") for our directors, officers and employees. The board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy.  The Code reminds those engaged in service to us that they are required to report perceived or actual violations of the law, violations of our policies, dangers to health, safety and the environment, risks to our property, and accounting or auditing irregularities to the chair of the Audit Committee. In addition, to requiring directors, officers and employees to abide by the Code, we encourage consultants, service providers and all parties who engage in business with us to contact the chair of the Audit Committee regarding any perceived and all actual breaches by our directors, officers and employees of the Code. The chair of our Audit Committee is responsible for investigating complaints, presenting complaints to the applicable board committee or the board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of our Audit Committee will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by us, our directors and management, against complainants who raise concerns in good faith and requires us to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, we have an Audit Committee Charter and a Policy of Procedures for Disclosure Concerning Financial/Accounting Irregularities.

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

During fiscal 2016 and 2015 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Schwartz Levitsky Feldman llp, Chartered Accountants for the years ended August 31, 2016 and August 31, 2015 are as follows:

Nature of Services	Fees Paid to Auditor for Year- ended August 31, 2016	Fees Paid to Auditor for Year- ended August 31, 2015
Audit Fees(1)	$30,000	$30,000
Audit-Related Fees(2)	6,500	Nil
Tax Fees(3)	5,000	5,000
All Other Fees(4)	Nil	Nil
TOTALS	$41,500	$35,000

Notes:

1.	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in "Audit Fees".

3.	"Tax Fees" include fees for all professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

4.	"All Other Fees" include all fees for products and services provided by the Company's auditors not included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".

D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.           CORPORATE GOVERNANCE

Not Applicable.

H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

Not applicable.

ITEM 18       FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Intelligent Content Enterprises Inc. for the years ended August 31, 2016, 2015 and 2014, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2016 and 2015;

(b)	Consolidated Statements of Financial Position as at August 31, 2016 and 2015 and September 1, 2014;

(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2016, 2015 and 2014;

(d)	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended August 31, 2016, 2015 and 2014;

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2016, 2015 and 2014;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19       EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)

4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC(12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)
4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)
4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy, Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement dated December 3, 2013 between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)
4.35	Articles of Amendment, effective August 25, 2014 (14)
4.36	Amendment dated January 21, 2014 to the Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (15)
4.37	Joint Development Agreement dated April 11, 2014 by and among Quadrant Resources LLC Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.38	Secured Convertible Promissory Note, General Security Agreement and Release dated August 31, 2014 between Eagleford Energy Inc. and Benchmark Enterprises LLC (15)
4.39	Articles of Incorporation of EEZ Operating Inc. effective May 12, 2015 (16)
4.40	Settlement Agreement effective as of March 31, 2015, by and between Stratex Oil & Gas Holdings, Inc., Quadrant Resources LLC, and Eagleford Energy Corp. (16)
4.41	Settlement and Exercise of Security Agreement effective August 31, 2015, between Eagleford Energy Corp. and Benchmark Enterprises LLC (16)

4.42	Articles of Amendment, effective February 1, 2016 (17)
4.43	Articles of Amendment, effective February 29, 2016 (18)
4.44	Asset Purchase Agreed dated March 4, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (19)
4.45	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (20)
4.46	Employment Agreement with Ritwik Uban, dated September 9, 2016 (21)
8.1	Subsidiaries of Intelligent Content Enterprises Inc. (21)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (21)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (21)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F on December 31, 2012
(13)	Previously filed by Registrant on Form 20F on December 24, 2013
(14)	Previously filed by Registrant on Form 6-K on August 20, 2014
(15)	Previously filed by Registrant on Form 20F on December 31, 2014
(16)	Previously filed by Registrant on Form 20F on December 31, 2015
(17)	Previously filed by Registrant on Form 6-K on February 4, 2016
(18)	Previously filed by Registrant on Form 6-K on March 9, 2016
(19)	Previously filed by Registrant on Form 6-K on April 7, 2016
(20)	Previously filed by Registrant on Form 6-K on December 29, 2016
(21)	Filed as an Exhibit hereto

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTELLIGENT CONTENT ENTERPRISES INC.

By:	/s/ Ritwik Uban
Name: Ritwik Uban
Title: Chief Executive Officer

Date: March 17, 2017

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Intelligent Content Enterprises Inc., (Formerly: Eagleford Energy Corp.) for the years ended August 31, 2016, 2015 and 2014, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2016 and 2015;	F-2
(b)	Consolidated Statements of Financial Position at August 31, 2016 and 2015 and September 1, 2014	F-4
(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2016, 2015 and 2014;	F-5
(d)	Consolidated Statements of Shareholders’ Deficiency for the years ended August 31, 2016, 2015 and 2014;	F-6
(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2016, 2015 and 2014;	F-7
(f)	Notes to the Consolidated Financial Statements.	F-8 - F-39

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Intelligent Content Enterprises Inc.

(Formerly Eagleford Energy Corp.)

We have audited the accompanying consolidated financial statements of Intelligent Content Enterprises Inc. (formerly: Eagleford Energy Corp.) (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2016 and 2015, the consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for the years ended August 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

Fax: 416 785 566

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intelligent Content Enterprises Inc. (formerly: Eagleford Energy Corp.) as at August 31, 2016 and 2015, and its financial performance and its cash flows for the years ended August 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 b) in the consolidated financial statements which indicates that the Company incurred a net loss of $13,531,587 during the year ended August 31, 2016 and, as of that date had an accumulated deficit of $29,587,246. These conditions, along with other matters as set forth in Note 1 b), indicate the existence of a material uncertainty that, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Without modifying our opinion, we draw attention to Note 3 to the consolidated financial statements, which indicates that the comparative information presented as at and for the years ended August 31, 2015 and 2014 have been restated.

/s/ SCHWARTZ LEVITSKY FELDMAN, LLP

Toronto, Ontario, Canada	Chartered Accountants
March 13, 2017	Licensed Public Accountants

(formerly: Eagleford Energy Corp.)

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)	August 31, 2016	August 31, 2015	September 1, 2014
		Restated	Restated
		(Note 3 b)	(Note 3 b)
Assets
Current Assets
Cash	$449,983	32,192	103,215
Other receivables	14,800	19,386	112,285
Prepaid expenses and deposits	17,799	31,937	44,836
Marketable securities (Note 7)	-	9,600	-
Total current assets	$482,582	93,115	260,336
Non-current assets
Exploration and evaluation assets (Note 8)	-	-	5,036,592
Total non-current assets	-	-	5,036,592

Total Assets	$482,582	$93,115	$5,296,928

Liabilities and Shareholders’ Deficiency
Current liabilities
Trade and other payables	$1,173,231	$1,630,809	$1,483,775
Derivative liabilities (Note 11)	-	281,210	1,094,392
Shareholders’ loans (Note 9 and 10)	-	339,588	981,834
Loans payables (Note 10)	-	1,063,105	-
Provisions (Note 12)	-	11,563	11,768
Deferred revenue	-	-	177,804
Total current liabilities	1,173,231	3,326,275	3,749,573
Non-current liabilities
Derivative liabilities (Note 11)	-	-	4,231,015
Provisions (Note 12)	-	-	35,775
Total non-current liabilities	-	-	4,266,790

Total liabilities	1,173,231	3,326,275	8,016,363

Shareholders’ deficiency
Common shares (Note 13 a)	23,220,683	9,997,792	9,072,181
Share purchase warrants (Note 13 b)	2,925,837	801,079	1,970,968
Share purchase options (Note 13 d)	828,334	272,553	170,972
Contributed surplus	1,921,743	1,861,600	680,599
Available-for-sale reserve (Note 7)	-	(110,525)	-
Foreign currency translation exchange	-	-	4,692
Accumulated deficit	(29,587,246)	(16,055,659)	(14,618,847)
Total shareholders’ deficiency	(690,649)	(3,233,160)	(2,719,435)

Total Liabilities and Shareholders’ Deficiency	$482,582	$93,115	$5,296,928
Going Concern (Note 1 b)
Correction of Prior Period Errors (Note 3)
Related Party Transactions and Balances (Note 9)
Discontinued Operations and Dissolution of Subsidiary (Note 16)
Subsequent Events (Note 17)

Approved by the Board of Directors

/s/ Ritwik Uban	/s/ James Cassina
Ritwik Uban, President and Director	James Cassina, Chief Financial Officer and Director

(formerly: Eagleford Energy Corp.)

Consolidated Statements of Operations and Other Comprehensive Income (Loss)
For the years ended August 31,
(Expressed in Canadian Dollars)	2016	2015	2014
		Restated	Restated
Continuing Operations		(Note 3 b)	(Note 3 b)
Revenue
Natural gas sales	$-	$53,055	$65,024

Expenses
Operating cost	-	24,910	17,138
Research, content development and technology support	160,519	-	-
Hosting, advertising and technology services	45,272	-	-
General and administrative	418,206	89,007	403,425
Interest	12,812	280,299	284,038
Loss on foreign exchange	21,890	415,345	101,427
Gain on disposal of subsidiary (Note 16)	(68,489)	(615,881)	-
Stock based compensation (Note 13 d)	615,924	84,520	-
Stock based compensation-non employees (Note 13 d)	-	28,173	-
Gain on expiry of derivative liabilities (Note 11)	(281,210)	(1,258,206)	(709,299)
Loss on settlement of debt (Note 9 and 10)	12,489,249	-	1,335,935
Impairment loss on marketable securities (Note 7)	120,125	-	-
(Gain) loss on derivative liabilities (Note 11)	-	(2,653,591)	2,735,476
Marketing and public relations	-	(22,800)	(14,250)
Accretion of convertible secured note (Note 10)	-	475,755	-
Gain on settlement of litigation	-	(120,125)	-
Depletion and accretion	-	-	1,536
Impairment loss on exploration and evaluation assets (Note 8)	-	-	1,315,276
	13,534,298	(3,272,594)	5,470,702

Net income (loss) from continuing operations	(13,534,298)	3,325,649	(5,405,678)
Net income (loss) from discontinued operations net of tax (Note 16)	2,711	(4,762,461)	(608)
Net loss	(13,531,587)	(1,436,812)	(5,406,286)

Other comprehensive income (loss) to be re-classified to operations
Impairment loss on marketable securities (Note 7)	110,525	(110,525)	-
Foreign currency translation
Discontinued operations	-	(4,692)	(199,965)
Total other comprehensive income (loss)	110,525	(115,217)	(199,965)

Net loss from operations and other comprehensive income (loss)	$(13,421,062)	$(1,552,029)	$(5,606,251)

Earnings (loss) per share, basic
Continuing operations	$(0.652)	$1.201	$(4.265)
Discontinued operations	$0.000	(1.719)	$(0.000)
Total loss per share, basic	$(0.652)	$(0.519)	$(4.265)

Earnings (loss) per share, diluted
Continuing operations	$(0.652)	$0.886	$(4.265)
Discontinued operations	$0.000	(1.268)	$(0.000)
Total (loss) per share, diluted	$(0.652)	$(0.382)	$(4.265)

Weighted average shares outstanding, basic	20,770,962	2,769,894	1,267,533
Weighted average shares outstanding, diluted	20,770,962	3,755,514	1,267,533

(formerly: Eagleford Energy Corp.)

Consolidated Statements of Changes in Shareholders’ Deficiency
For the years ended August 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Common Shares*	SHARE CAPITAL Common Shares	SHARE PURCHASE WARRANTS	SHARE PURCHASE OPTIONS	CONTRI- BUTED SURPLUS	FOREIGN CURRENCY TRANS- LATION RESERVE	AVAIL- ABLE FOR SALE RESERVE	ACCU -MULATED DEFICIT	TOTAL SHARE- HOLDERS’ EQUITY (DEFICIENCY)
		$	$	$	$	$	$	$	$
Balance, August 31, 2013	1,226,735	7,050,350	1,422,526	170,972	506,200	204,657	-	(9,212,561)	142,144
Warrants exercised	65,190	306,405	(78,238)	-	-	-	-	-	228,167
Warrants expired	-	-	(174,399)	-	174,399	-	-	-	-
Issuance of units as debt settlement	1,475,712	1,715,426	801,079	-	-	-	-	-	2,516,505
Foreign currency translation
-continuing operations	-	-	-	-	-	(203,765)	-	-	(203,765)
-discontinued operations	-	-	-	-	-	3,800	-	-	3,800
Net loss for the period, continuing operations	-	-	-	-	-	-	-	(5,405,678)	(5,405,678)
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	(608)	(608)
Balance, August 31, 2014 as restated (Note 3b)	2,767,637	9,072,181	1,970,968	170,972	680,599	4,692	-	(14,618,847)	(2,719,435)
Stock options expired	-	-		(11,112)	11,112	-	-	-	-
Warrants expired	-	-	(1,169,889)	-	1,169,889	-	-	-	-
Stock based compensation	-	-	-	112,693	-	-	-	-	112,693
Shares to be issued as debt extinguishment	1,000,000	925,611	-	-	-	-	-	-	925,611
Unrealized loss on marketable securities	-	-	-	-	-	-	(110,525)	-	(110,525)
Foreign currency translation
-discontinued operations	-	-	-	-	-	(4,692)	-	-	(4,692)
Net loss for the period, continuing operations	-	-	-	-	-	-	-	3,325,649	2,067,443
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	(4,762,461)	(4,762,461)
Balance, August 31, 2015 as restated (Note 3b)	3,767,637	9,997,792	801,079	272,553	1,861,600	-	(110,525)	(16,055,659)	(3,233,160)
Item re-classified to statements of operations								-
-loss on marketable securities	-	-	-	-	-	-	110,525	-	110,525
Shares issued as debt extinguishment	9,543,110	6,371,457	-	-	-	-	-	-	6,371,457
Shares issued as private placement	500,000	50,000	-	-	-	-	-	-	50,000
Shares issued as anti-dilution provision	10,329,983	5,034,157	1,862,643	-	-	-	-	-	6,896,800
Units issued as private placement	100,000	9,044	20,956	-	-	-	-	-	30,000
Units issued as private placement	236,364	133,271	126,729	-	-	-	-	-	260,000
Units issued as debt extinguishment	1,505,190	638,295	582,414	-	-	-	-	-	1,220,709
Exercise of warrants	518,683	986,667	(467,984)	-	-	-	-	-	518,683
Stock options expired	-	-	-	(60,143)	60,143	-	-	-	-
Stock based compensation	-	-	-	615,924	-	-	-	-	615,924
Net loss for the period, continuing operations	-	-	-	-	-	-	-	(13,534,298)	(13,534,298)
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	2,711	2,711
Balance, August 31, 2016	26,500,967	23,220,683	2,925,837	828,334	1,921,743	-	-	(29,587,246)	(690,649)

*Reflects the February 1, 2016, one (1) for ten (10) consolidation

(formerly: Eagleford Energy Corp.)

Consolidated Statements of Cash Flows
For the years ended August 31, (Expressed in Canadian Dollars)	2016	2015	2014
		Restated	Restated
		(Note 3 b)	(Note 3 b)
Cash provided by (used in)
Operating activities
Net income (loss) from continuing operations	$(13,534,298)	$3,325,649	$(5,405,678)
Net income (loss) from discontinued operations (Note 16)	2,711	(4,762,461)	(608)
Net loss	(13,531,587)	(1,436,812)	(5,406,286)
Items not involving cash:
Loss on settlement of debt (Note 9 and Note 10)	12,489,249	-	1,335,935
Impairment loss on marketable securities (Note 7)	120,125	-	-
Gain on disposal of subsidiary (Note 16)	(68,489)	(615,881)	-
Depletion and accretion	-	1,498	2,449
(Gain) loss on derivative liabilities (Note 11)	-	(2,653,591)	2,735,476
Accretion of secured note	-	475,755	-
Decommissioning obligation expenditure	-	(205)	(706)
Stock based compensation (Note 13 d)	615,924	112,693	-
Gain on expiry of derivative liabilities (Note 11)	(281,210)	(1,258,206)	(709,299)
Gain on settlement of litigation	-	(120,125)	-
Unrealized loss on marketable securities	-	167,815	-
Impairment loss on exploration and evaluation assets (Note 8)	-	4,490,045	1,315,276
Working capital adjustments:
(Increase) decrease in other receivables	4,586	124,753	(84,499)
Increase in trade and other payables	198,704	153,479	331,480
Decrease in prepaid expenses and deposits	14,138	12,899	113,459
Increase (decrease) in deferred revenue	-	(177,804)	177,804
Net cash used in operating activities	(438,560)	(723,687)	(188,911)

Investing activities
Additions to exploration and evaluations assets	-	(109,874)	(113,578)
Net cash used in investing activities	-	(109,874)	(113,578)

Financing activities
Warrants exercised	518,683	-	-
Private placement of shares	50,000	-	-
Private placement of units	290,000	-	-
Shareholders’ loans	-	502,908	62,380
Loans payable	-	196,998	-
Secured note payable	-	-	83,629
Net cash provided by financing activities	858,683	699,906	146,009

Increase (decrease) in cash for the year	420,123	(133,655)	(156,480)
Net effect of exchange rate changes on cash	(2,332)	62,632	62,858
Cash, beginning of year	32,192	103,215	196,837
Cash, end of year	$449,983	$32,192	$103,215

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

1.	a)	Nature of Business

Intelligent Content Enterprises Inc., (formerly: Eagleford Energy Corp.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“ICE” or the “Company”). The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co ). Effective January 20, 2017, DoubleTap disposed of its investment in the Acquired Assets of Digital Widget Factory Inc., a Belize company (Note 3).The Company’s registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. The Company’s common shares are widely held.

The consolidated financial statements include the accounts of ICE, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014 (Note 16).

b)	Going Concern

These consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. Previously the Company was an Exploration and Evaluation company with interests in Alberta, Canada and Texas, USA. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

Due to continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2016, the Company has working capital deficiency of $690,649 (2015: working capital deficiency $3,233,160) and an accumulated deficit of $29,587,246 (2015: $16,055,659). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

2.	Basis of Preparation

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2016. The Board of Directors approved the Consolidated Financial Statements on March 13, 2017.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent ICE and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars. The functional currency of the Company’s former wholly-owned subsidiaries, Zavala Inc., EEZ Operating and Dyami Energy was United States dollars.

Use of Estimates and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Corporation’s ability to continue as a going concern (see Note 1 b).

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Fair Value of Derivative Liabilities

The Company is exposed to risks related to changes in its share prices, foreign exchange rates, interest rate and volatility rates used to determine the estimated fair value of its derivative liabilities. In the determination of the fair value of these instruments, the Company utilizes certain independent values and, when not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Settlement of Debt with Equity Instruments

Equity instruments issued to a creditor to extinguish a financial liability are measured at the fair value of the equity instruments at the date the financial liability is extinguished. The Company estimates the fair value of warrants using the Binomial Lattice pricing model and further assumptions including the expected life, volatility, discount rates and dividend yield. The fair value of the units comprising shares and warrants issued in connection with the extinguishment of a financial liability are then prorated to the total market value of the common shares.

Fair Value of Stock Based Compensation and Warrants

In determining the fair value of share based payments the calculated amounts are not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

3.	Correction of Prior Period Errors

a)           Following a settlement entered into regarding an asset acquisition entered effective February 29, 2016, the Company then determined it was required to correct a prior period error for accounting purposes under IAS 8 as discussed below.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Transaction”). On this basis the proposed Series A preferred shares would be convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets are an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and to be paid through the issuance by the Company of the Proposed Purchase Price Shares. The purchase price allocation to the fair value of the assets recorded as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A preferred shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses	$30,550

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor pursuant to the DWF Agreement were conceivably deficient and would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred.

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 12,500,000 common shares and 5,750,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites.

The correction of the Prior Period Error are described in detail as follows:

Unaudited Interim Condensed
Consolidated Statements of Financial Position February 29, 2016	As Previously Reported	Impact of Prior Period Error Restatement	Notes	As Restated
Intangible assets	9,530,250	(9,530,250)	A	-
Common shares	(26,652,104)	5,042,925	B	(21,609,179)
Preferred shares	(4,459,125)	4,459,125	C	-
Accumulated deficit	30,822,909	28,200	D	30,851,109
Shareholders’ equity	9,415,118	(9,530,250)	E	(115,132)

Unaudited Interim Condensed
Consolidated Statements of Financial Position May 31, 2016	As Previously Reported	Impact of Prior Period Error Restatement	Notes	As Restated
Intangible assets	9,530,250	(9,530,250)	A	-
Common shares	(27,413,109)	5,040,575	B	(22,372,534)
Preferred shares	(4,459,125)	4,459,125	C	-
Accumulated deficit	31,675,662	30,550	D	31,706,212
Shareholders’ equity	9,624,622	(9,530,250)	E	94,372

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Unaudited Interim Condensed Consolidated Statements of Operations

		Three months ended February 29, 2016			Six months ended February 29, 2016
	As Previously Reported	Impact of Prior Period Error Restatement	As Restated	Notes	As Previously Reported	Impact of Prior Period Error Restatement	As Restated
General and administrative, legal fees	76,187	28,200	104,387	F	139,762	28,200	167,962
Net loss from continuing operations	(497,464)	(28,200)	(525,664)	G	(12,804,574)	(28,200)	(12,832,774)
Net loss	(494,140)	(28,200)	(522,340)	G	(12,799,745)	(28,200)	(12,827,945)
Net loss and comprehensive loss	(494,140)	(28,200)	(522,340)	G	(12,689,220)	(28,200)	(12,717,420)

Loss per share, basic - continuing operations	$(0.020)	$(0.002)	$(0.022)	H	$(0.827)	$(0.005)	$(0.832)

Weighted average shares outstanding, basic	24,295,732	(137,363)	24,158,369	H	15,486,905	(68,661)	15,418,224

Unaudited Interim Condensed Consolidated Statements of Operations

		Three months ended May 31, 2016			Nine months ended May 31, 2016
	As Previously Reported	Impact of Prior Period Error Restatement	As Restated	Notes	As Previously Reported	Impact of Prior Period Error Restatement	As Restated
General and administrative, legal fees	99,816	2,350	102,166	F	239,578	30,550	270,128
Net loss from continuing operations	(852,752)	(2,350)	(855,102)	G	(13,657,327)	(30,550)	(13,687,877)
Net loss	(852,752)	(2,350)	(855,102)	G	(13,652,498)	(30,550)	(13,683,048)
Net loss and comprehensive loss	(852,752)	(2,350)	(855,102)	G	(13,541,973)	(30,550)	(13,572,523)

Loss per share, basic - continuing operations	$(0.022)	$(0.011)	$(0.033)	H	$(0.589)	$(0.134)	$(0.723)

Weighted average shares outstanding, basic	38,290,886	(12,500,000)	25,790,886	H	23,173,585	(4,242,701)	18,930,884

Notes

A)	The Company recorded a Prior Period Error of $9,530,250 as an increase to intangible assets on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
B)	The Company recorded a Prior Period Error of $5,040,575 as an increase to common shares on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
C)	The Company recorded a Prior Period Error of $4,459,125 as an increase to preferred shares on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
D)	As a result of the Prior Period Error, the Company reallocated legal fees of $28,200 and $30,550 from common shares and increased accumulated deficit on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016, respectively.
E)	As a result of the Prior Period Error the Company’s shareholders’ equity has been decreased by $9,530,250.
F)	As a result of the Prior Period Error, the Company reallocated legal fees of $28,200 and $30,550 as an increase to general and administrative costs on the Unaudited Interim Condensed Consolidated Statements of Operations for the period ended February 29, 2016 and May 31, 2016, respectively.
G)	As a result of the increases of $28,200 and $30,550 to general and administrative costs the Company recorded a corresponding increase in net loss from continuing operations, net loss and net loss and comprehensive loss on the Unaudited Interim Condensed Consolidated Statements of Operations for the period ended February 29, 2016 and May 31, 2016,respectively.
H)	As a result of the above increases to net loss, the Company recorded an increase to net loss per share for the three and six months ended February 29, 2016 of $(0.002) and $(0.005) and for the three and nine months ended May 31, 2016, the Company recorded an increase to net loss per share of $(0.11) and $(0.134), respectively. Weighted average shares were reduced for each period as set out above.

b)           During the year ended August 31, 2016, the Company corrected the accounting for prior period errors as noted below. As a result certain amounts have been re-stated from 2015 and 2014 to reflect these changes. The previously issued audited consolidated financial statements for the year ended August 31, 2015 and 2014 and the unaudited interim condensed consolidated financial statements for the quarters ending November 30, 2014, February 28, 2015 and May 31, 2015 (the “Affected Statements”) have not been restated. The Company has restated the opening statement of financial position at September 1, 2014 and the audited consolidated financial statements for the year ended August 31, 2015. Readers of the Affected Statements are cautioned that they should be read in conjunction with audited Consolidated Financial Statements.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The prior period error is described in detail as follows:

During the fiscal year ended August 31, 2014 and 2015 17,092 warrants valued at $709,299 and 61,335 warrants valued at $1,258,206 expired and were accounted for incorrectly in equity as an increase to contributed surplus. Since these warrants were classified as derivative warrant liabilities on the Company’s statement of financial position at the initial date of the transaction, expiry would be considered an extinguishment of the liability in accordance with IAS39 and any gain or loss recognized in the statement of operations in the period the warrants expired. The Company has corrected these errors retrospectively by recognizing the gains on expiry of the warrant liability in the statement of operations in 2014 and 2015 as noted below. The impact of these changes on the financial statements are set out as follows:

Consolidated Statements of Financial Position August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	3,829,105	(1,967,505)	A	1,861,600
Deficit	(18,023,164)	1,967,505		(16,055,659)
Total shareholders’ equity (deficiency)	(3,233,160)	-		(3,233,160)

Consolidated Statements of Financial Position August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	1,389,898	(709,299)	B	680,599
Deficit	(15,328,146)	709,299		(14,618,847)
Total shareholders’ equity (deficiency)	(2,719,435)	-		(2,719,435)

Consolidated Statements of Operations For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Gain on expiry of derivative liabilities	-	1,258,206	C	1,258,206
Net income from continuing operations	2,067,443	1,258,206		3,325,649
Net loss	(2,695,018)	1,258,206		(1,436,812)

Consolidated Statements of Operations For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Gain on expiry of derivative liabilities	-	709,299	D	709,299
Net loss from continuing operations	(6,114,977)	709,299		(5,405,678)
Net loss	(6,115,585)	709,299		(5,406,286)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	3,829,105	(1,967,505)	E	1,861,600
Deficit	(18,023,164)	1,967,505		(16,055,659)
Total shareholders’ equity (deficiency)	(3,233,160)	-		(3,233,160)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	1,389,898	(709,299)	F	680,599
Deficit	(15,328,146)	709,299		(14,618,847)
Total shareholders’ equity (deficiency)	(2,719,435)	-		(2,719,435)

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Consolidated Statements of Cash Flows For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Cash provided by (used in) Operating activities
Net loss	(2,695,018)	1,258,206	G	(1,436,812)
Gain on expiry of derivative liabilities	-	(1,258,206)		(1,258,206)
Net cash used in operating activities	(723,687)	-		(723,687)

Consolidated Statements of Cash Flows For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Cash provided by (used in) Operating activities
Net loss	(6,115,585)	709,299	H	(5,406,286)
Gain on expiry of derivative liabilities	-	(709,299)		(709,299)
Net cash used in operating activities	(188,911)	-		(188,911)

Notes

A)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 that had been recorded as an increase to contributed surplus has been reallocated as a decrease in deficit on the Consolidated Statements of Financial Position.
B)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 was previously recorded as an increase to contributed surplus has been reallocated as an decrease to deficit on the Consolidated Statements of Financial Position.
C)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 was recorded as a gain on expiry of derivative warrants on the Consolidated Statements of Operations.
D)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 was recorded as a gain on expiry of derivative warrants on the Consolidated Statements of Operations.
E)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 that had been recorded as an increase to contributed surplus has been reallocated as a decrease to deficit on the Consolidated Statements of Changes in Shareholders’ Equity (Deficiency).
F)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 that had been recorded as an increase to contributed surplus has been reallocated as a decrease to deficit on the Consolidated Statements of Changes in Shareholders’ Equity (Deficiency).
G)	During the year ended August 31, 2015, the Company recorded a decrease of $1,258,206 in net loss on the Consolidated Statements of Cash Flows.
H)	During the year ended August 31, 2014, the Company recorded a decrease of $709,299 in net loss on the Consolidated Statements of Cash Flows.

4.	Summary of Significant Accounting Policies

Basis of Consolidation

Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company, the legal parent, together with its wholly-owned subsidiaries, Ice Studio and DoubleTap.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exits which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenues from the production of oil and gas properties from 1354166 Alberta were recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Foreign Currency

Items included in the Consolidated Financial Statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

Earnings (Loss) per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted earnings per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net income (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta and accordingly their operations have been treated as discontinued operations.

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

Financial assets and financial liabilities at “fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of operations. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest rate method of amortized cost. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss”. The Company has classified trade and other payables, loans payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. The Company has classified its marketable securities as “available for sale”.

Cash

Cash in the statement of financial position comprise cash held in banking institutions.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, which could be based on quoted closing bid ask spread prices or other measures for unquoted instruments. Adjustments to the fair value of the marketable securities at the financial position date are recorded to other comprehensive income until re-classified to the statement of operations.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) anti-dilution units issued; and ii) its previous secured convertible note payable; and iii) share purchase warrants with a US Dollar exercise price.

i)           The Company has issued Units that contain an anti-dilution provision such that if within 18 months of the issue date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than issue price (the “Adjusted Price”) the Holder shall be entitled to receive (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under the agreement will equal the number of Units that the Holder would otherwise be entitled to receive had the transaction occurred at the Adjusted Price. The anti-dilution provision is considered a derivative and requires fair value measurement at each reporting period. During the reporting periods August 31, 2016, 2015 and 2014 the Company determined that based on the market price being greater than the issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

ii)           The Company had a secured convertible note payable that had a conversion feature which could convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lesser of a price equal to the 30-day rolling weighted average price of the Company’s common shares as of the date of conversion, less 20% or US$0.80 per share the (“Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contained a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each reporting period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the Conversion Unit.

iii)          In prior years, the Company had issued share purchase warrants with an exercise price in US dollars, rather than Canadian dollars (the functional currency of the Company). Such share purchase warrants are derivative instruments and the Company was required to re-measure the fair value at each reporting date. The fair value of these share purchase warrants are re-measured at each reporting date using the Black-Scholes option pricing model with changes recorded to the statement of operations.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of operations. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

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

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise under the initial recognition exemption other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of the common shares is estimated and the fair value of the warrants issued is estimated using an option pricing model. The fair value is then prorated to the total of the net proceeds received on issuance of the common shares and the warrants.

5.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions (“IFRS 2”):

On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its Consolidated Financial Statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(v) Amendments to IAS 7 – Disclosure initiative: On January 7, 2016 the IASB issued Disclosure Initiative (Amendments to IAS 7). The amendments apply prospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities. The Company intends to adopt the amendments to IAS 7 in its Consolidated Financial Statements for the annual period beginning on September 1, 2017. The Company does not expect the amendments to have a material impact on the Consolidated Financial Statements.

(vi) Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses: On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its Consolidated Financial Statements for the annual period beginning on September 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2016. There were no material impacts on the Consolidated Financial Statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 11, Joint Arrangements, the annual improvement projects and IAS 1 Disclosure Initiative.

6.	Segmented Information

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2016	Canada $	United States $	Total $
Net loss, continuing operations	(13,534,298)	-	(13,534,298)
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

For the year ended August 31, 2015	Canada $	United States $	Total $
Net income, continuing operations	3,325,649	-	3,325,649
Net loss, discontinued operations	-	(4,762,461)	(4,762,461)
Net loss	3,325,649	(4,762,461)	(1,436,812)

For the year ended August 31, 2014	Canada $	United States $	Total $
Net loss, continuing operations	(5,405,678)	-	(5,405,678)
Net loss, discontinued operations	-	(608)	(608)
Net loss	(5,405,678)	(608)	(5,406,286)

As at August 31, 2016	Canada $	United States $	Total $
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

As at August 31, 2015	Canada $	United States $	Total $
Total Assets	93,115	-	93,115
Total Liabilities	(3,326,275)	-	(3,326,275)

As at September 1, 2014	Canada $	United States $	Total $
Total Assets	179,888	5,117,040	5,296,928
Total Liabilities	(6,991,287)	(1,025,076)	(8,016,363)

7.	Marketable Securities

As at August 31, 2016, the Company held 1,200,000 common shares in Stratex Oil & Gas Holdings, Inc. (“Stratex”). As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive income (loss) in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the impairment of $110,525 from other comprehensive income (loss) to the statement of operations and recorded a further impairment of $9,600 as a result of the Stratex common shares being fair valued at nil.

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600
Impairment	(9,600)
Market value, August 31, 2016	$-

8.	Exploration and Evaluation Assets

Cost
Balance August 31, 2014	$5,036,592
Additions	109,874
Change in decommissioning obligation estimates	(11,253)
Impairment of Matthews Lease (Note 16 a)	(4,490,045)
Disposal of Zavala Inc. (Note 16 a)	(1,212,996)
Foreign exchange	567,828
Balance August 31, 2015 and August 31, 2016	$-

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The Company’s exploration and evaluation assets were located in Texas, USA. On July 2, 2015, the 2,629 acre Matthews Lease transitioned into its production unit phase and a total of 340 acres were held as production units. Accordingly, the Company impaired the lease down to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045. Effective August 31, 2015, the Company disposed of Zavala Inc. upon the assignment of Zavala Inc.’s common shares as partial satisfaction of the secured note extinguishment (Note 10 and16 a).

9.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2016	August 31, 2015	August 31, 2014
Short term employee benefits (1)	$60,000	$150,000	$75,000
Stock based compensation (2)	615,924	84,520	-
	$675,924	$234,520	$75,000

The following balances owing to the former President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2016	August 31, 2015
Short term employee benefits payable (1)	$40,000	$125,000
	$40,000	$125,000

(1)	During the year ended August 31, 2015, the Company accrued management fees for the former President of the Company at a rate of $12,500 per month. On August 31, 2015, the former President forgave $306,250 of management fees. Commencing September 1, 2015, the Company accrued management fees for the former President of the Company at a rate of $5,000 per month. On February 26, 2016, the former President assigned $145,000 of management fees to an arms-length third party.
(2)	On November 12, 2014, the Company granted options to purchase 75,000 common shares to three directors and on April 1, 2016, the Company granted options to purchase 300,000 common shares to a director (Note 13 d).

As at August 31, 2016, the amount of outstanding directors’ fees included in trade and other payables was $7,100 (August 31, 2015: $21,600). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due of $7,400 into 24,667 units of the Company (Note 10).

As at August 31, 2016, the Company had a promissory note payable to the former President of the Company of $Nil (August 31, 2015: $10,000). For the year ended August 31, 2016, the Company recorded interest on the promissory note of $496 (August 31, 2015: $838). As at August 31, 2016, included in trade and other payables is outstanding interest of $Nil (August 31, 2015: $111,009). On February 26, 2016, the former President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 1,140,090 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 127,462 units in the capital of the Company (Note 10).

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

As at August 31, 2016, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $Nil (August 31, 2015: $329,588 (US$249,250). For the year ended August 31, 2016, the Company recorded interest on the promissory note of $Nil (August 31, 2015: $32,958). As at August 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $$33,049). Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance of 2,742,430 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The former President of the Company is a major shareholder, officer and a director of Core (Note 10).

10.	Secured Note Payable, Shareholders’ Loans, Notes Payable and Debt Conversion

Secured Note Payable

As at August 31, 2014, the Company had a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note due in the amount CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 1,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a). The fair value of the common shares was determined to be equal to the fair value of the secured note settled The following table presents the effect of the extinguishment of the Note on the Consolidated Financial Statements of the Company:

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

August 31, 2015
Secured note payable settled	$1,608,149
Interest payable settled	154,179
Net assets and liabilities of Zavala Inc. transferred (Note 16 a)	(836,717)
Common shares issued (Note 13 b (b))	(925,611)
$-

Shareholder Loans

As at August 31, 2016, the Company had shareholders’ loans payable of $Nil (August 31, 2015: $339,588). For the year ended August 31, 2016, the Company recorded interest of $Nil on shareholders’ loans (August 31, 2015: $86,611). As at August 31, 2016 included in trade and other payables, is interest on shareholders’ loans of $Nil (August 31, 2015: $86,848).

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 1,475,712 units in the capital of the Company at a price of $0.80 per unit. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017 (the “Units”). The fair value of the Units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.80 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. During the reporting periods August 31, 2015 and 2014, the Company had determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

Effective November 18, 2015, the Company issued a total of 10,329,983 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$0.67
Contractual exercise rate	$1.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Loans Payable

As at August 31, 2016, the Company had loans payable of $Nil (August 31, 2015: $1,063,105). For the year ended August 31, 2016, the Company recorded interest on the loans payable of $4,945. As at August 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $15,619). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 6,800,680 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations (Note 13 (b) (c)).

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement. Under the terms of Lock-up and Leak-out Agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

11.	Derivative Liabilities

At August 31, 2016, the Company recorded a gain on the fair value movement of derivative warrant liabilities of $Nil (August 31, 2015: a gain on derivative liabilities of $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700) (August 31, 2014: loss of $2,735,476 comprised of a loss on derivative warrant liabilities of $57,725 and a loss on derivative unit liabilities of $2,677,751).

At August 31, 2016, the Company recorded a gain on expiry of derivative warrant liabilities of $281,210 (August 31, 2015: $1,258,206; August 31, 2014 $709,299).

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Derivative Warrant Liabilities

As at August 31, 2016, the Company had derivative warrant liabilities of $Nil (August 31, 2015: $281,210). The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company and accordingly the warrants were treated as a financial liability. The fair value movement during the periods were recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2013	91,476	1,976,883	US	47.20
Warrants expired	(17,093)	(709,299)		(9.30)
Change in fair value estimates	-	57,723		-
As at August 31, 2014	74,383	1,325,307	US	37.40
Warrants expired	(61,335)	(1,258,206)	US	(46.66)
Change in fair value estimates	-	214,109		-
As at August 31, 2015	13,048	281,210	US	46.66
Warrants expired	(13,048)	(281,210)	US	(46.66)
Warrants issued	1,750,000	-	CDN	1.50
As at August 31, 2016	1,750,000	-	CDN	1.50

On August 31, 2014, 17,093 warrants exercisable at US$50.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On April 13, 2015, 18,750 and 3,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On July 20, 2015, 9,125 and 1,460 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On August 7, 2015, 25,000 and 4,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On September 25, 2015, 11,249 and 1,799 warrants expired exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On June 22, 2016, the Company entered into a consulting agreement and issued 1,750,000 common share purchase warrants exercisable at CDN $1.50 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was subsequently suspended. Accordingly, the Company determined that as a result of no warrants exercised, no liability was recorded and subsequent to the year end the agreement was mutually terminated and no warrants were exercised.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2016, 2015 and 2014, respectively:

Number of Warrants 2016	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,750,000	1.50	January 15, 2017	0.13	-

Number of Warrants 2015	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
11,249	50.00	September 25, 2015	0.07	220,640
1,799	25.00	September 25, 2015	0.07	60,570
13,048			0.07	281,210

Number of Warrants 2014	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
18,750	5.00	April 13, 2015	0.62	365,474
3,000	2.50	April 13, 2015	0.62	99,420
9,125	5.00	July 20, 2015	0.88	133,431
1,460	2.50	July 20, 2015	0.88	35,915
25,000	5.00	August 7, 2015	0.93	365,964
4,000	2.50	August 7, 2015	0.93	94,188
11,249	5.00	September 25, 2015	1.07	181,178
1,799	2.50	September 25, 2015	1.07	49,737
74,383			0.70	1,325,307

Derivative Unit Liabilities

As at August 31, 2016 and 2015, the Company had no derivative unit liabilities (August 31, 2014: $4,000,100). At August 31, 2014, the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note which gave rise to a derivative financial instrument (the “Note”). The Note had embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics and met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and conditions consisted of a conversion unit which was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component contained in the conversion unit (Note 10).

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

12.	Provisions

Decommissioning Obligations
Balance, August 31, 2014	$47,543
Accretion expense	1,498
Change in estimates	(11,253)
Additions	98,357
Obligations settled	(205)
Disposal of Zavala Inc. ( Note 16 a)	(102,143)
Foreign exchange	(22,234)
Balance, August 31, 2015	11,563
Disposal of 1354166 Alberta ( Note 16 b)	(11,563)
Balance, August 31, 2016	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligations were based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years.

13.	Share Capital and Reserves

The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares and the Consolidated Financial Statements have been adjusted accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2014	2,767,637	9,072,181
Common shares issued upon the settlement of secured convertible note (Note 13 b (b))	1,000,000	925,611
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note 13 b (c))	9,543,110	6,371,457
Common shares issued as private placement(Note 13 b (d))	500,000	50,000
Common shares issued as anti-dilution provision (Note 13 b (e))	10,329,983	5,034,157
Common shares issued as private placement (Note 13 b (f))	100,000	9,044
Common shares issued as debt extinguishment (Note 13 b (g))	1,505,190	638,295
Common shares issued on exercise of warrants (Note 13 b (h))	518,683	986,667
Common shares issued as private placement (Note 13 b (i))	236,364	133,271
Balance August 31, 2016	26,500,967	23,220,683

Preferred Shares Issued:

As at August 31, 2016 and 2015 there are no preferred shares issued (Note 3 a).

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2016		August 31, 2015
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	737,856	$1.00	929,356	$1.80
Warrants expired (Note 13 b (a)	-	-	(191,500)	$5.00
Warrants issued (Note 13 b (e))	5,164,992	$1.00	-	-
Warrants issued (Note 13 b (f))	100,000	$0.35	-	-
Warrants issued (Note 13 b (g))	1,505,190	$0.35	-	-
Warrants exercised (Note 13 b (h))	(518,683)	$1.00	-	-
Warrants issued (Note 13 b (i))	236,364	$1.25
Balance, end of year	7,225,719	$0.86	737,856	$1.00

(a)           On January 24, 2015, 60,000 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 131,500 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(b)           Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 1,000,000 shares of common stock of the Company with a fair value of $925,611 (Note 10).

(c)           Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares (Note 9 and10).

(d)           Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

(e)           Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations (Note 10).

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

(f)           On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the units ($30,000) was allocated to common shares $9,044and the amount allocated to warrants component using a Binomial Lattice model was $20,956. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement (Note 10).

(g)           On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement (Note 10).

(h)           During the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(i)           On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $1.10 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. At August 31, 2016, the Company determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

The fair value of the units $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$1.31
Contractual exercise rate	$1.25
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The following table summarizes the outstanding warrants as at August 31, 2016 and August 31, 2015, respectively:

Number of Warrants 2016	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,384,165	$1.00	August 30, 2017	1.00	2,195,738
1,605,190	$0.35	March 1, 2019	2.50	603,370
236,364	$1.25	August 31, 2019	3.00	126,729
7,225,719	$0.86		1.40	2,925,837

Number of Warrants 2015	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
737,856	$1.00	August 30, 2017	2.00	801,079

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2016	2015
Weighted Average Shares Outstanding, basic	20,700,962	2,769,894
Weighted Average Shares Outstanding, diluted	20,700,962	3,755,514

At August 31, 2016, there are another 383,000 stock options and 8,975,719 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2014	10,500	$16.40
Granted	100,000	1.20
Expired	(500)	(16.40)
Balance, August 31, 2015	110,000	2.50
Expired	(27,000)	(2.30)
Granted	300,000	2.19
Balance, August 31, 2016	383,000	$2.28

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The following table is a summary of the Company’s stock options outstanding and exercisable as at August 31, 2016 and August 31, 2015, respectively:

Options Outstanding 2016				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	6,000	0.50	February 17, 2017	6,000
$16.00	2,000	0.27	December 8, 2016	2,000
$1.20	50,000	3.20	November 11, 2019	50,000
$1.20	25,000	0.27	December 8, 2016	25,000
$2.19	300,000	0.27	December 8, 2016	300,000
	383,000	0.66		383,000	$2.28

Options Outstanding 2015				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	10,000	1.50	February 17, 2017	10,000
$1.20	100,000	4.20	November 11, 2019	100,000
	110,000	3.95		110,000	$2.50

e)	Stock Based Compensation

Employees

On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors. These options are exercisable at $1.20 per share, vest immediately and 50,000 expire on November 11, 2019 and 25,000 expire on December 8, 2016. The Company recorded non-cash stock based compensation expense of $84,520.

On March 21, 2016, 2,000 options exercisable at $16.00 expired and 25,000 options exercisable at $1.20 expired. The Company recorded an increase to contributed surplus of $60,143.

On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on December 8, 2016. The Company recorded non-cash stock based compensation expense of $615,924. The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

April 1, 2016
Weighted average fair value per option	$2.05
Weighted average risk free interest rate	0.70%
Forfeiture rate	0%
Weighted average expected volatility	165.35%
Expected life (years)	5
Dividend yield	Nil
Stock price on the date of grant	$2.19

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

Non Employees

On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

November 12, 2014
Weighted average fair value per option	$1.10
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil
Stock price on the date of grant	$1.11

14.	Non-Cash Transactions

The following table summarizes the non-cash transactions for the years set out:

Non-cash transactions	August 31, 2016 ($)	August 31, 2015 ($)	August 31, 2014 ($)
Derivative warrants expired (Note 11)	(281,210)	(1,258,206)	(709,299)
Units issued as anti-dilution provision (Note 10)	6,896,800	-	-
Shares issued to settle debt (Note 9 and 10)	6,371,457	-	-
Units issued as debt extinguishment (Note 10)	1,220,709	-	1,180,570
Stock based compensation (Note 13 e)	615,924	112,693	-
Stock options expired (Note 13 e)	(60,143)	(11,112)	-
Debt settled in exchange of property	(277,473)
Shares to be issued to settle debt	-	925,611	-
Disposal of decommissioning obligation	-	135,064	26,426
Warrants expired	-	(1,169,889)	-
Royalties paid under the Matthews Lease	-	-	(167,715)

15.	Financial Instruments and Concentration of Risks

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2016, other receivables amounts are $Nil (August 31, 2015: $8,346).

Concentration risk exists in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2016 ($)	August 31, 2015 ($)
Cash	449,983	32,192
Other receivables	-	8,346
Balance	449,983	40,538

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without any revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

August 31, 2015	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,630,809	1,630,809	-	-	-
Shareholders’ loans	339,588	339,588	-	-	-
Loans payable	1,063,105	1,063,105	-	-	-
Total	3,033,502	3,033,502	-	-	-

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2016 ($)	August 31, 2015 ($)
Cash	6,157	22,166
Prepaid expenses and deposits	7,814	-
Other receivables	-	24,154
Trade and other payables	(26,322)	(873,523)
Derivative liabilities	-	(212,668)
Loans payable	-	(776,000)
Shareholders’ loans	-	(249,250)
Net liabilities denominated in US$	(12,351)	(2,065,121)
Net liabilities CDN dollar equivalent at period end (1)	(16,209)	(2,730,710)

(1)	Translated at the exchange rate in effect at August 31, 2016 $1.3124 (August 31, 2015 $1.3223)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2016		August 31, 2015
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(1,064)	1,064	(180,541)	180,541
10%	(2,127)	2,127	(361,082)	361,082
15%	(3,191)	3,191	(541,623)	541,623

(ii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

(iii)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, other receivables, trade and other payables, shareholders’ loans, loans payable, provisions and derivative liabilities. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

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

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

		August 31, 2016		August 31, 2015
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	449,983	449,983	32,192	32,192
Derivative liabilities	3	-	-	281,210	281,210
Loans and receivables:
Other receivables	3	-	-	8,346	8,346
Other financial liabilities:
Trade and other payables	3	1,173,231	1,173,231	1,630,809	1,630,809
Shareholders’ loans	3	-	-	339,588	339,588
Loans payable	3	-	-	1,063,105	1,063,105
Provisions	3	-	-	11,563	11,563

Cash is stated at fair value (Level 1 measurement). The carrying value of other receivables, trade and other payables, loans payable, secured note payable, derivative liabilities and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at Level 3.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to fund its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at August 31, 2016 and 2015, the Company considered its capital structure to be comprised of shareholders’ deficiency.

16.	Discontinued Operations and Dissolution of Subsidiary

a)	Discontinued Operations of Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and General Security Agreement, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 for the extinguishment of the Secured Note and Interest in the amount of $1,762,328. The Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc. and issued 10,000,000 common shares of the Company to Benchmark (Note.

As a result the extinguishment of the Note, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at the effective date (August 31, 2015) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows. Upon the disposition of Zavala Inc., the Company realized a foreign exchange translation gain of $615,881.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The following table presents the consolidated statements of operations and other comprehensive income (loss) of Zavala Inc., for the years set out:

	August 31,	August 31,	August 31,
	2016	2015	2014
Expenses
Accretion	$-	$1,498	$913
General and administrative	6,020	73,347	(305)
Bad debt expense	-	29,756	-
Impairment loss on marketable securities	-	167,815	-
Impairment loss on exploration and evaluation assets	-	4,490,045	-
Loss from discontinued operations	(6,020)	(4,762,461)	(608)
Foreign currency translation	-	(4,692)	3,800
Total loss from discontinued operations	$(6,020)	$(4,767,153)	$3,192
Loss per share from discontinued operations, basic	$(0.000)	$(1.719)	$(0.000)
Loss per share from discontinued operations, diluted	$(0.000)	$(1.268)	$(0.000)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the periods set out:

	August 31,	August 31,	August 31,
	2016	2015	2014
Cash provided by (used in)
Operating activities
Net loss from discontinued operations	$(6,020)	$(4,762,461)	$(608)
Accretion	-	1,498	913
Impairment loss on marketable securities	-	167,815	-
Impairment loss on exploration and evaluation assets	-	4,490,045	-
Net changes in non-cash working capital
Accounts receivable	-	79,790	(80,448)
Accounts payable	-	(58,979)	64,169
Deferred revenue	-	(177,804)	177,804
Cash provided by (used in) operating activities, discontinued operations	(6,020)	(260,096)	161,830
Investing activities
Additions to exploration and evaluation assets, net	-	(109,874)	(113,578)
Cash used in investing activities, discontinued operations	-	(109,874)
Financing activities
Loans payable	-	279,053	-
Cash provided by financing activities, discontinued operations	-	279,053	-
Net cash provided by (used in) discontinued operations	$(6,020)	$(90,917)	$48,252

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The following table presents the effect of the disposal of Zavala Inc., on the Consolidated Statement of Financial Position of the Company at the effective date:

August 31, 2015
Accounts receivable	$658
Restricted cash	33,058
Marketable securities	10,578
Exploration and evaluation assets	1,212,996
Provisions	(135,064)
Loan payable	(279,053)
Accounts payable	(6,456)
Net assets and liabilities of Zavala Inc.	$836,717

b)	Discontinued operations of 1354166 Alberta Ltd.

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867.

As a result the extinguishment of the debt, the Company’s investment in 1354166 Alberta had been derecognized from the Company’s Consolidated Financial Statements as at the effective date (February 29, 2016) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows. Upon the disposition of 1354166 Alberta the Company recognized a gain in the amount of $68,489.

The following table presents the statements of operations of 1354166 Alberta for the period set out:

August 31,2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
(5,267)
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.000

The following table presents the statements of cash flows of 1354166 Alberta for the period set out:

August 31,2016
Cash provided by (used in)
Operating activities
Net income from discontinued operations	$8,731
Item not involving cash
Net changes in non-cash working capital
Accounts receivable	4,955
Accounts payable	14
Cash provided by operating activities, discontinued operations	13,700
Net cash provided by discontinued operations	$13,700

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

The following table presents the effect of the disposal of 1354166 Alberta on the Consolidated Statement of Financial Position of the Company:

February 29, 2016
Cash	$2,564
Accounts Receivable	3,391
Accounts payable	(14)
Provisions (Note 12)	(11,563)
Net assets and liabilities of 1354166 Alberta	$(5,622)

c)	Dissolution of Dyami Energy LLC

The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy Lease operations, hence the lease was considered impaired and during the year ended August 31, 2014 an impairment loss of $1,675,749 was recorded by Dyami Energy. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and, effective April 3, 2014, Dyami Energy was dissolved.

The Company’s investment in Dyami Energy had been derecognized from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 were recorded by the Company in trade and other payables.

17.	Subsequent Events

Subsequent to the year ended August 31, 2016, the Company granted 500,000 immediately vesting stock options exercisable at $1.30 until September 8, 2021 to a director and a consultant of the Company.

Subsequent to the year end the Company granted to the new President 300,000 stock options exercisable at $1.30 vesting February 6, 2017, 350,000 stock options exercisable at $1.50 vesting September 9, 2017 and 350,000 stock options exercisable at $1.50 vesting September 9, 2018 until September 8, 2021.

Subsequent to the year ended August 31, 2016, the Company granted to an Officer of the Company 500,000 stock options exercisable at $0.64 vesting March 30, 2017 until October 31, 2021.

On December 8, 2016, the following common share purchase options expired: 300,000 options exercisable at $2.19; 25,000 options exercisable at $1.20; and 2,000 options exercisable at $16.00.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced US$65,000 to Catch Star Studios, LLC (“Catch Star”) and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star Studios and the Company could not reach the definitive agreements to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment of the Note in full.

Subsequent to the year ended August 31, 2016, the Company’s Chief Financial Officer advanced the Company $49,650.

(formerly: Eagleford Energy Corp.)

Notes to the Consolidated Financial Statements

August 31, 2016 and 2015 and 2014

(Expressed In Canadian Dollars

18.	Income Taxes

The Company has unused capital losses in the amount of approximately $195,852 (2015: $195,852) which may be carried forward indefinitely to offset future capital gains, and unused non capital losses available to reduce income in future years expiring as follows:

2026	55,415
2027	42,337
2028	49,166
2029	252,898
2030	250,646
2031	623,255
2032	758,383
2033	829,530
2034	659,384
2035	839,494
2036	594571
$4,955,079

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 26.50% to 34% (2015: 26.50%% to 34%) for federal and provincial taxes is as follows:

	2016	2015 Restated	2014 Restated
Net Loss	$(13,531,587)	$(1,436,812)	$(5,406,286)
Taxes at statutory rates	(3,585,871)	(380,755)	(1,432,666)
Non-taxable items and others	3,458,054	230,893	1,224,055
Change in unrecognized deferred tax asset	127,817	149,862	208,611
	$-	$-	$-

The significant components of the Company’s unrecognized deferred income tax asset are summarized as follows:

	2016	2015	2014
Operating loss carry forwards	$1,313,096	$1,187,152	1,019,911
Share issue costs	5,621	3,748	19,112
Marketable securities	-	-	778
Capital losses carry forwards	28,070	28,070	28,070
Oil and gas interests	76,713	76,713	76,713
Cumulative eligible capital	-	-	1,237
Unrecognized deferred tax asset	$1,423,500	$1,295,683	$1,145,821

INDEX TO EXHIBITS

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated June 1, 2012 (12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)

4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)
4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement dated December 3, 2013 between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)
4.35	Articles of Amendment, effective August 25, 2014 (14)
4.36	Amendment dated January 21, 2014 to the Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.37	Joint Development Agreement dated April 11, 2014 by and among Quadrant Resources LLC Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.38	Secured Convertible Promissory Note, General Security Agreement and Release dated August 31, 2014 between Eagleford Energy Inc. and Benchmark Enterprises LLC (15)
4.39	Articles of Incorporation of EEZ Operating Inc. effective May 12, 2015 (16)
4.40	Settlement Agreement effective as of March 31, 2015, by and between Stratex Oil & Gas Holdings, Inc., Quadrant Resources LLC, and Eagleford Energy Corp. (16)
4.41	Settlement and Exercise of Security Agreement effective August 31, 2015, between Eagleford Energy Corp. and Benchmark Enterprises LLC (16)
4.42	Articles of Amendment, effective February 1, 2016 (17)
4.43	Articles of Amendment, effective February 29, 2016 (18)
4.44	Asset Purchase Agreed dated March 4, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (19)
4.45	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (20) (20)
4.46	Employment Agreement with Ritwik Uban dated September 9, 2016 (21)
8.1	Subsidiaries of Intelligent Content Enterprises Inc. (21)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (21)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (21)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F on December 31, 2012
(13)	Previously filed by Registrant on Form 20F on December 24, 2013
(14)	Previously filed by Registrant on Form 6-K on August 20, 2014
(15)	Previously filed by Registrant on Form 20F on December 31, 2014
(16)	Previously filed by Registrant on Form 20F on December 31, 2015
(17)	Previously filed by Registrant on Form 6-K on February 4, 2016
(18)	Previously filed by Registrant on Form 6-K on March 9, 2016
(19)	Previously filed by Registrant on Form 6-K on April 7, 2016
(20)	Previously filed by Registrant on Form 6-K on December 29, 2016
(21)	Filed as an Exhibit hereto