Form 20-F
period 2017-08-31
Novicius Corp.
filed 2017-12-29
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2017

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________________

For the transition period from_________________to______________

Commission File Number: 000-53646

Novicius Corp.

(Formerly: Intelligent Content Enterprises Inc.)

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of August 31, 2017 was 5,283,164 shares.

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

ii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “Novicius” means Novicius Corp. (Formerly: Intelligent Content Enterprises Inc.), and its subsidiaries, unless the context requires otherwise.

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

Except as noted, and the Audit Report contained in the consolidated financial statements for the year ended August 31, 2017, 2016 and 2015 which is dated as of December 28, 2017, the information set forth in this Annual Report is as of November 30, 2017 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2017, 2016, 2015, 2014 and 2013. You should read this information in conjunction with our Audited Consolidated Financial Statements including the Audit Report which is dated December 28, 2017 and related notes for the year ended August 31, 2017, 2016 and 2015 (See Item 18: “Financial Statements”), as well as (Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”) of this Annual Report.

Our consolidated financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The selected consolidated statement of operations data set forth below for the years ended August 31, 2017 and the selected consolidated statement of financial position information set forth below as of August 31, 2017 is derived from our consolidated financial statements, which have been audited by MNP LLP, Chartered Accountants, Toronto, Canada. The selected consolidated statement of operations data set forth below for the years ended August 31, 2016, 2015, 2014 and 2013 and the selected consolidated statement of financial position information set forth below as of August 31, 2016, 2015, 2014 and 2013 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Annual Report under Item 18 – Financial Statements. Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with “Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

NOVICIUS CORP.

Prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”)

(STATED IN CANADIAN DOLLARS)

Except share and per share data

CONSOLIDATED STATEMENT OF FINANCIAL POSITION INFORMATION

	YEARS ENDED AUGUST 31,
	2017	2016	2015	2014	2013
Cash	$1,040	$449,983	$32,192	$103,215	$196,837
Total assets	$42,047	$482,582	$93,115	$5,296,928	$6,918,196
Total liabilities	$529,823	$1,173,231	$3,326,275	$8,016,363	$6,776,052
Total shareholders’ equity (deficiency)	$(487,776)	$(690,649)	$(3,233,160)	$(2,719,435)	$142,144

CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION

	YEARS ENDED AUGUST 31,
	2017	2016	2015	2014	2013
Revenue
Advertising revenue	$20,788	$-	$-	$-	$-
Natural gas sales	-	-	53,055	65,024	30,062
Total revenue	20,788	$-	53,055	65,024	30,062
Expenses
Operating costs	-	-	24,910	17,138	9,234
Depletion and accretion	-	-	-	1,536	13,283
Research, content development and technology support	313,106	160,519	-	-	-
Hosting, advertising and technology services	71,423	45,272	-	-	-
General and administrative	508,241	418,206	89,007	403,425	582,364
Loss on foreign exchange	1,433	21,890	415,345	101,427	197,640
Stock based compensation	1,614,605	615,924	84,520	-	-
Stock based compensation-non employees	235,393	-	28,173	-	-
Anti-dilution fees	186,832	-	-	-	-
Gain on de-recognition of financial liabilities	(893,990)	-	-	-	-
Impairment loss on secured note receivable	81,483	-	-	-	-
Gain on disposal of subsidiary	-	(68,489)	(615,881)	-	-
Gain on extinguishment of derivative liabilities	-	(281,210)	(1,258,206)	(709,299)	-
Interest expense	-	12,812	280,299	284,038	76,783
Loss on settlement of debt	-	12,489,249	-	1,335,935	402,264
Impairment loss on marketable securities	-	120,125	-	-	1
(Gain) loss on derivative liabilities	-	-	(2,653,591)	2,735,476	128,041
Marketing and public relations	-	-	(22,800)	(14,250)	25,763
Accretion of secured convertible note	-	-	475,755	-	-
Gain on settlement of litigation	-	-	(120,125)	-	-
Impairment loss on property and equipment	-	-	-	-	168,954
Impairment loss on exploration and evaluation	-	-	-	1,315,276	2,690,568
Compensation expense on re-pricing of units	-	-	-	-	-
	2,118,526	13,534,298	(3,272,594)	5,470,702	4,294,895

Net income (loss) from continuing operations	(2,097,738)	(13,534,298)	3,325,649	(5,405,678)	(4,264,833)
Net income (loss) from discontinued operations net of tax	-	2,711	(4,762,461)	(608)	(1,213)
Net loss	(2,097,738)	(13,531,587)	(1,436,812)	(5,406,286)	(4,266,046)

Other comprehensive income (loss) to be re-classified to operations
Impairment loss on marketable securities	-	110,525	(110,525)	-	-
Foreign currency translation
Continuing operations	-	-	-		313,228
Discontinued operations	-	-	(4,692)	(199,965)	892
Total other comprehensive income (loss)	-	110,525	(115,217)	(199,965)	314,120

Net loss from operations and comprehensive income (loss)	$(2,097,738)	$(13,421,062)	$(1,552,029)	$(5,606,251)	$(3,951,926)
Earnings (loss) per share, basic
Continuing operations	$(0.788)	$(6.516)	$12.006	$(42.657)	$(40.705)
Discontinued operations	$0.000	$0.001	$(17.194)	$(0.000)	$(0.000)
Total loss per share, basic	$(0.788)	$(6.515)	$(5.187)	$(42.657)	$(40.705)
Earnings (loss) per share, diluted
Continuing operations	$(0.788)	$(6.516)	$8.855	$(42.657)	$(40.705)
Discontinued operations	$0.000	$0.001	$(17.194)	$(0.000)	$(0.000)
Total loss per share, diluted	$(0.788)	$(6.515)	$(8.338)	$(42.657)	$(40.705)

Weighted average shares outstanding, basic	2,663,614	2,077,096	276,989	126,753	104,774
Weighted average shares outstanding, diluted	2,663,614	2,077,096	375,551	126,753	104,774

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.00 per US$0.716 (or US$1.00 per CDN$1.288) as at November 30, 2017.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	YEARS ENDED AUGUST 31,
	2017	2016	2015	2014	2013
Average exchange rate CDN$ per US$1.00	0.7909	0.6966	0.7772	0.9214	0.9839
Average exchange rate US$ per CDN$1.00	1.2090	1.3033	1.2228	1.0786	1.0161

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended November 30, 2017 are as follows:

	Exchange rate CDN$ per US$1.00
Month	Low	High
November 2017	1.2693	1.2890
October 2017	1.2693	1.2894
September 2017	1.2131	1.2509
August 2017	1.2492	1.2745
July 2017	1.2436	1.3000
June 2017	1.2982	1.3500

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

D.	RISK FACTORS

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

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.   We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2017, we had a working capital deficit of $487,776 and an accumulated deficit of $31,684,984. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from August 31, 2017. Our ability to continue operations and fund our liabilities is dependent on our ability to secure additional financing and cash flow. We are pursuing such additional sources of financing and cash flow to fund our operations and obligations and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

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

We have significant trade and other payables which may make it difficult to service our debts, and adversely affects our ability to obtain additional financing, engage in any business combinations which affects our operations. At August 31, 2017 we had trade and other payables in the amount of $529,823. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations.

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

Insurance Coverage. We may require insurance coverage for a number of risks. At present insurance coverage is unavailable to the company given its lack of funds. The Company’s financial resources, results of operations and prospects could be adversely affected in the event of a claim against the Company.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.   Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of the date of this Annual report we had outstanding the following common share purchase warrants: 160,519 warrants exercisable at $3.50 per share, 23,636 warrants exercisable at $12.50 per share and 24,056 warrants exercisable at $10.00 per share. As of the date of this Annual report we had the following share purchase options outstanding; 5,000 exercisable at $12.00 per share, 70,000 exercisable at $15.00 per share and 80,000 exercisable at $13.00 per share. If any of these common share purchase warrants or common share purchase options are exercised it would generate additional capital for us. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

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

If we are unable to license, acquire, create or aggregate compelling content and services at reasonable cost, or receive compelling content, the number of users of our services may not grow as anticipated, or may decline, or users’ level of engagement with our services may decline, all of which could harm our operating results. Our future success depends in part on our ability to aggregate compelling content and deliver that content through our online properties. We license from third parties much of the content and services on our online properties, such as news, stock quotes, weather, sports, video, and photos. In addition, our users also contribute content to us. We believe that users will increasingly demand high-quality content and services. We may need to make substantial payments to third parties from whom we license or acquire such content or services. Our ability to maintain and build relationships with such third-party providers is critical to our success. In addition, as users increasingly access the Internet via mobile and other alternative devices, we may need to enter into amended agreements with existing third-party providers to cover new devices. We may be unable to enter into new, or preserve existing, relationships with the third-parties whose content or services we seek to obtain. In addition, as competition for compelling content increases both domestically and internationally, our third-party providers may increase the prices at which they offer their content and services to us, stop offering their content or services to us, or offer their content and services on terms that are not agreeable to us. An increase in the prices charged to us by third-party providers could harm our operating results and financial condition. Further, because many of our licenses for our content and services with third parties are non-exclusive, other media providers may be able to offer similar or identical content. This increases the importance of our ability to deliver compelling editorial content and personalization of this content for users in order to differentiate Novicius from other businesses. If we are unable to license or acquire compelling content at reasonable cost, if other companies distribute content or services that are similar to or the same as that provided by us, or if we do not receive compelling content from our users, the number of users of our services may not grow as anticipated, or may decline, users’ level of engagement with our services may decline, clicks on our ads may decrease, or advertisers may reduce future purchases of our ads, all or any of which could harm our operating results.

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

Costs of Maintaining a Public Listing. As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. We may also elect to devote greater resources than we otherwise would have as a private company on communication and other activities typically considered important by publicly traded companies.

Risks Associated with Acquisitions. Subsequent to the year ended August 31, 2017, the Company executed a non-binding Letter of Intent with Grown Rogue Unlimited, LLC, an Oregon limited liability company (“Grown Rogue”) according to which it is contemplated that the Company will combine its business operations with Grown Rogue (the “Transaction”) resulting in a reverse take-over of the Company by Grown Rogue (See Item 4.A “History and Development of the Company”).

As part of our overall business strategy, the Company intends to pursue select strategic acquisitions, which may provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose us to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from our existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from our integration of new businesses (g) industry specific risks associated with any such acquisition, including but not limited to potential risks associated with the cannabis industry. In addition, any proposed acquisitions may be subject to regulatory approval.

Difficulty Implementing Business Strategy. Our growth and expansion is heavily dependent upon the successful implementation of our business strategy. There can be no assurance that we will be successful in the implementation of our business strategy.

ITEM 4	INFORMATION ON THE COMPANY

We are an emerging media and internet company with a focus on user experience and engagement, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, interactive, entertaining and engaging look at content.

Through our wholly owned subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.), the Company developed an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices.

Our common shares trade on OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS. Our registered office and management office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1, Telephone (416) 364-4039, Facsimile (416) 364-8244. Our books and financial records are located in the registered office and management office.  Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

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

We completed the acquisition of 1406768 Ontario on October 12, 2000 and acquired all of the issued and outstanding shares of 1406768 Ontario for $290,000. The purchase price was satisfied by our issuance of 5,800,000 company units at $0.05 per unit.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share of ours at an exercise price of $0.25 per common share until October 12, 2003. As a result of this transaction, the original shareholders of 1406768 Ontario owned 90.7% of our issued shares. The acquisition resulted in a change in business and an introduction of new management for us. The acquisition was accounted for as a reverse take-over of us by 1406768 Ontario. On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta Ltd. (“1354166 Alberta”), a company incorporated on October 3, 2007 in the Province of Alberta Canada (the "Transaction") under the Business Corporations Act (Alberta).  In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholders’ loans in 1354166 by cash payment. 1354166 was a private company that had a 5.1975% working interest in a natural gas unit located in the Botha area of Alberta, Canada.

By Articles of Amendment dated November 12, 2009, 1406768 Ontario changed its name to Eagleford Energy Inc. By Articles of Amalgamation dated November 30, 2009 we amalgamated with Eagleford Energy Inc. and upon the amalgamation the amalgamated entity's name became Eagleford Energy Inc.

On August 31, 2010 we acquired a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in the Matthews lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Lease Interest”). As consideration for the Lease Interest we paid on closing $212,780 (US$200,000).

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

During the year ended August 30, 2014, we converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 147,571 units in the capital of our Company at a price of $8.00 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$10.00 until August 30, 2017.

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

At August 31, 2015, we were unable to pay the Note of $1,608,149 (US$1,216,175) plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note, gave notice to us that it intended to exercise its security on our assets.

In an effort to avoid further costs, we entered into a Settlement and Exercise of Security Agreement with Benchmark whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 100,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

On August 13, 2015, we filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, we obtained a judgment against Stratex in the amount of $62,069.

Effective November 18, 2015, we entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,097,166 was recorded as a loss on settlement of debt.

Effective November 18, 2015, we issued 50,000 common shares in our capital at a price of $1.00 per share for gross proceeds of $50,000.

Effective November 18, 2015, we issued 1,032,998 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$10.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations.

We filed articles of amendment effective February 1, 2016, and changed our name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated our common shares on the basis of one (1) new share for every ten (10) old shares.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares (the “Proposed Purchase Price Shares”). The essential components of the proposed Acquired Assets were an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com. The fair value of the transaction was estimated at $9,530,250 and agreed to be paid by the Company through the issuance of the Proposed Purchase Price Shares.

Subsequent to February 29, 2016, management of the Company came to the conclusion that certain representations and warranties made under the Asset Purchase Agreement were conceivably deficient and on November 24, 2016, the Company advanced a Notice of Claim. On December 22, 2016, it was agreed that all disputed matters contained in the Asset Purchase Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares back to the Company.

The Settlement Agreement closed effective January 20, 2017, when the Company returned the Acquired Assets to the Vendor and the Vendor returned to the Company the Proposed Purchase Price Shares previously issued to the Vendor and a full and final release in respect of all obligations under the DWF Agreement was exchanged between the Vendor and the Company. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites.

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

On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019.

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 10,000 units in the capital of the Company at a purchase price of $3.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment of the Note in full. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

On August 31, 2016, we completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $12.50 until August 31, 2019.

During the year ended August 31, 2016, 51,868 common share purchase warrants were exercised at $10.00 for proceeds of $518,683.

On November 30, 2016, we completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit was comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019.

Effective May 26, 2017, we changed our name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated our common shares on the basis of one (1) new share for every ten (10) old shares.

Effective August 31, 2017, we settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital ours at a price of $0.18 per share.

As a result of the November 30, 2016, private placement of $50,000 and the August 31, 2017, settlement of shareholder advances of $213,781, effective August 31, 2017, we issued 1,420,809 common shares and 16,364 Units in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements.

On August 31, 2017, 538,417 common share purchase warrants expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

Subsequent to the year ended August 31, 2017, the Company executed a non-binding Letter of Intent with Grown Rogue Unlimited, LLC, an Oregon limited liability company (“Grown Rogue”) according to which it is contemplated that the Company will combine its business operations with Grown Rogue (the “Transaction”) resulting in a reverse take-over of the Company by Grown Rogue. The Transaction as currently contemplated will result in Grown Rogue becoming a wholly-owned subsidiary of the Company or otherwise combining its corporate existence with a wholly-owned subsidiary of the Company. No representation is given that the Transaction will close however if closed as contemplated it is expected that: (a) the current holders of the Company securities will own, and have the right to acquire upon exercise of warrants and options, common shares representing 3.6% of fully diluted common shares of the Resulting Issuer; (b) 55,500,000 post consolidated common shares of the Company (“Nov Shares”), or as adjusted such that the owners of Grown Rogue will own at least 75.9% of the Resulting Issuer on the closing of the Transaction, will be issued to the owners of Grown Rogue in exchange for all of the issued and outstanding equity membership interests of Grown Rogue based on a valuation acceptable to the parties of at least $27,750,000 and Nov Shares being issued at $0.50 per share and (c) purchasers of Offered Securities issued in the Private Placement will own 20.5% of fully diluted common shares of the Resulting Issuer.

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

Our platform had not generated any revenue at August 31, 2016. As at August 31, 2017 our platform generated a total of $20,788 in advertising revenue.

During the year ended August 31, 2016, we disposed of our investment in 1354166 Alberta and its operations including revenues and it has been accounted for as discontinued operations in our consolidated statements of operations.

For the fiscal year ended August 31, 2015 the total revenue, net of royalties was derived from the sale of natural gas from our interests in Canada.

The following table sets out our revenue for the years ended August 31, 2017, 2016 and 2015:

Year	Advertising Revenue $	Natural Gas Sales $	Total Revenue $
August 31, 2017	20,788	-	20,788
August 31, 2016	-	-	-
August 31, 2015	-	53,055	53,055

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

Novicius Corp. (“Parent”)
100% owned subsidiaries incorporated in the Province of Ontario
DoubleTap Daily Inc. (incorporated February 29, 2016)	ICE Studio Productions Inc. (incorporated June 16, 2016)

D.	PROPERTY, PLANTS AND EQUIPMENT

We signed a sublease agreement effective August 1, 2016 until December 31, 2017 for approximately 1,740 square feet of office space located at 251 Consumers Road, Suite 240, Toronto, Ontario, Canada to commence commercial operations at a cost of approximately $4,300 per month. During December 2016, we closed the office and returned the subleased space back to the lessee.

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

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2017 and 2016 and notes thereto included under Item 18.

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

Overview

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

The consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc., incorporated in the Province of Ontario on February 29, 2016 (“DoubleTap”).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 (see Note 15 to the Consolidated Financial Statements).

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

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2017 and 2016, the Company considered its capital structure to be comprised of shareholders’ deficiency.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Our consolidated financial statements for the years ended August 31, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). (See Item 18– Financial Statements).

NATURE OF BUSINESS AND GOING CONCERN

Nature of Business

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

The consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc. incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015.

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2017, the Company has working capital deficiency of $487,776 (2016: working capital deficiency $690,649) and an accumulated deficit of $31,684,984, (2016: $29,587,246). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2017. The Board of Directors approved the Consolidated Financial Statements on December 28, 2017.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent Novicius and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars.

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

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenue from advertising revenue were recognized when services were provided.

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

Significant Accounting Estimates and Judgements

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

Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made

Earnings (Loss) per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted earnings per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Company's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta and accordingly their operations have been treated as discontinued operations.

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

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss”. The Company has classified trade and other payables as “other financial liabilities”.

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

i)          The Company has issued Units that contain an anti-dilution provision such that if within 18 months of the issue date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than issue price (the “Adjusted Price”) the Holder shall be entitled to receive (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under the agreement will equal the number of Units that the Holder would otherwise be entitled to receive had the transaction occurred at the Adjusted Price. The anti-dilution provision is considered a derivative and requires fair value measurement at each reporting period. During the reporting periods August 31, 2016 and 2015 the Company determined that based on the market price being greater than the issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

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

Income tax

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

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

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018, and is currently assessing the impact of this new standard on the Consolidated Financial Statements.

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

IFRIC 22 – Foreign currency transactions and advance consideration: IFRIC was issued in December 2016 to provide guidance on accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The new interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the interpretation on its consolidated financial statements.

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

For the year ended August 31, 2017	Canada $	United States $	Total $
Revenue, continuing operations	20,788	-	20,788
Net loss, continuing operations	(2,097,738)	-	(2,097,738)
Net loss	(2,097,738)	-	(2,097,738)

For the year ended August 31, 2016	Canada $	United States $	Total $
Net loss, continuing operations	(13,534,298)	-	(13,534,298)
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

For the year ended August 31, 2015	Canada $	United States $	Total $
Revenue, continuing operations	53,055	-	53,055
Net income, continuing operations	3,325,649	-	3,325,649
Net loss, discontinued operations	-	(4,762,461)	(4,762,461)
Net loss	3,325,649	(4,762,461)	(1,436,812)

As at August 31, 2017	Canada $	United States $	Total $
Total Assets	42,047	-	42,047
Total Liabilities	(529,823)	-	(529,823)

As at August 31, 2016	Canada $	United States $	Total $
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

Other Information

Additional information relating to us may be obtained or viewed from the System for Electronic Data Analysis and Retrieval at www.sedar.com and our future United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect these consolidations accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2015	377,295	9,997,792
Common shares issued as debt extinguishment (Note b (a))	954,311	6,371,457
Common shares issued as private placement (Note b (b))	50,000	50,000
Common shares issued as anti-dilution provision (Note b (c))	1,032,998	5,034,157
Common shares issued as private placement (Note b (d))	10,000	9,044
Common shares issued as debt extinguishment (Note b (e))	150,519	638,295
Common shares issued on exercise of warrants (Note b (f))	51,868	986,667
Common shares issued as private placement (Note b (g))	23,636	133,271
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note b (h))	7,692	30,233
Common shares issued as settlement of shareholder advances (Note b (i))	1,187,672	213,781
Common shares issued as anti-dilution provision (Note b (j))	1,420,809	184,705
Common shares issued as anti-dilution provision (Note b (k))	16,364	2,127
Balance August 31, 2017	5,283,164	23,651,529

Preferred Shares Issued:

As at August 31, 2017 and August 31, 2016, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2017		August 31, 2016
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of year	722,572	-	73,786	-
Warrants issued (Note b (c))	-	-	516,499	-
Warrants issued (Note b (d))	-	-	10,000	-
Warrants issued (Note b (e))	-	-	150,519	-
Warrants exercised (Note b (f))	-	-	(51,868)	-
Warrants issued (Note b (g))	-	-	23,636	-
Warrants issued (Note b (h))	7,692	-	-	-
Warrants issued (Note b (k))	16,364	-	-	-
Warrants expired (Note b (1))	(538,417)	-	-	-
Balance, end of year	208,211	$5.27	722,572	$8.60

(a)          Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(b)          Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 50,000 common shares in the capital of the Company at a purchase price of $1.00 per share.

(c)          Effective November 18, 2015, the Company issued 1,032,998 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(d)          On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 10,000 units in the capital of the Company at a purchase price of $3.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $30,000 was allocated to common shares $9,044 and the amount allocated to warrants component using a Binomial Lattice model was $20,956.

(e)          On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations.

(f)          During the year ended August 31, 2016, 51,868 common share purchase warrants were exercised at $10.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(g)          On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $12.50 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. At August 31, 2016, the Company determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

The fair value of the units of $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$13.10
Contractual exercise rate	$12.50
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(h)          On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

(i)          Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a price of $0.18 per share.

(j)          Pursuant to the August 31, 2017, settlement of shareholder advances of $213,781 (Note b (i), effective August 31, 2017, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations.

(k)          Pursuant to the November 30, 2016, private placement of $50,000 (Note b (h), effective August 31, 2017, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units of $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model.

(l)          On August 31, 2017, 538,417 common share purchase warrants exercisable at $10.00 expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at August 31, 2017 and August 31, 2016, respectively:

Number of Warrants 2017	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

Number of Warrants 2016	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
538,417	$10.00	August 30, 2017	1.00	2,195,738
160,519	$3.50	March 1, 2019	2.50	603,370
23,636	$12.50	August 31, 2019	3.00	126,729
722,572			1.40	2,935,837

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2017	2016	2015
Weighted Average Shares Outstanding, basic	2,663,614	2,077,096	276,989
Weighted Average Shares Outstanding, diluted	2,663,614	2,077,096	375,551

At August 31, 2017, there were 155,000 stock options and 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price $
Balance, August 31, 2015	11,000	25.00
Expired	(2,700)	23.00
Granted	30,000	(21.90)
Balance, August 31, 2016	38,300	22.80
Granted	200,000	12.05
Expired	(83,300)	(13.63)
Balance, August 31, 2017	155,000	13.87

The following table is a summary of the Company's stock options outstanding and exercisable as at August 31, 2017 and August 31, 2016, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	2.20	November 11, 2019	5,000	0.50
$15.00	70,000	4.02	September 8, 2021	35,000	3.79
$13.00	80,000	4.02	September 8, 2021	80,000	4.38
	155,000	3.95		85,000	13.87

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$160.00	600	0.50	February 17, 2017	600	2.51
$160.00	200	0.27	December 8, 2016	200	0.84
$12.00	5,000	3.20	November 11, 2019	5,000	1.57
$12.00	2,500	0.27	December 8, 2016	2,500	0.78
$21.90	30,000	0.27	December 8, 2016	30,000	17.10
	38,300	4.48		38,300	22.80

e)	Stock Based Compensation

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $706,178.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options 35,000, vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $613,532.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $294,895.

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $235,393.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$5.90	$11.70
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

OVERALL PERFORMANCE

For the year ended August 31, 2017, net loss from continuing operations was $2,097,738 compared to a net loss from continuing operations of $13,534,298 for year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to a loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016. The increase in stock based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit was comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a purchase price of $0.18 per share.

As a result of the November 30, 2016, private placement of $50,000 and the August 31, 2017, settlement of shareholder advances of $213,781, effective August 31, 2017, the Company issued 1,420,809 common shares and 16,364 Units in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements.

On August 31, 2017, 538,417 common share purchase warrants expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

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

As the Company has not experienced any significant cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past however no assurances can be made that it will continue to do so in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above (See Item 3D: “Key Information, Risk Factors”).

SELECTED ANNUAL INFORMATION-CONTINUING OPERATIONS

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2017 $	2016 $	2015 $
Revenue	20,788	-	53,055
Net income (loss) from continuing operations	(2,097,738)	(13,534,298)	3,325,649
Income (loss) per share from continuing operations, basic	(0.788)	(6.516)	12.006
Income (loss) per share from continuing operations, diluted	(0.788)	(6.516)	8.855
Assets	42,047	482,582	93,115

August 31, 2017 – 2016

For the year ended August 31, 2017, net loss from continuing operations was $2,097,738 compared to a net loss from continuing operations of $13,534,298 for year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to a loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016. The increase in stock based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

August 31, 2016 – 2015

Net loss from continuing operations for the year ended August 31, 2016 was $13,534,298 compared to a net income from continuing operations of $3,325,649 for year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was, was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Revenue

Advertising Revenue

For the year ended August 31, 2017, the Company recorded advertising revenue of $20,788 compared to $Nil for the same twelve month period ended during fiscal 2016. The increase in advertising revenue for the current period is a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

Natural Gas Sales

Natural gas sales for the years ended August 31, 2017 and 2016 was $Nil. Effective February 29, 2016, the Company disposed of its interest in 1354166 Alberta and as a result, its operations were deconsolidated from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

During fiscal 2015, natural gas sales were $53,055, average natural gas sales volumes were 61 mcf/d and total production volume for the year ended August 31, 2015 was 22,406 mcf. The average price received per mcf was $3.06 and operating costs were $24,910 for fiscal 2015.

Research, Content Development and Technology Support

For the year ended August 31, 2017, the Company incurred research, content development and technology support costs of $313,106 compared to $160,519 in the prior comparable period in 2016 (2015: $Nil). The increase in research, content development and technology support costs during fiscal 2017 and 2016 is related to development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

Hosting, Advertising and Technology Services

For the year ended August 31, 2017, the Company incurred hosting and technology costs of $71,423 compared to $45,272 for the year ended August 31, 2016 (2015: $Nil). The increase in hosting and technology costs experienced in current fiscal year 2017 and 2016, was a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

General and Administrative	For the Years Ended August 31,
	2017	2016	2015
Professional fees	$179,907	$148,662	$91,233
Head office costs	42,000	42,000	42,000
Management fees	60,000	60,000	(156,250)
Transfer and registrar costs	20,985	12,842	9,053
Shareholders information	72,473	63,375	34,187
Office and general costs	11,809	5,826	5,384
Directors fees	8,700	1,800	2,400
Consulting fees and expenses	90,000	60,000	61,000
Travel	2,920	15,215	-
Rent	19,447	3,776	-
Insurance	-	4,710	-
Total	$508,241	$418,206	$89,007

For the year ended August 31, 2017, the Company’s general and administrative costs increased by $90,035 to $508,241 versus $418,206 for the year ended August 31, 2016. The increase expenses during fiscal 2017 was primarily attributed to an increase in professional fees of $31,245 to $179,907 compared to $148,662 in fiscal 2016, an increase in consulting fees of $30,000, and an increase of $15,671 in rent versus $3,776 recorded in the comparable period in 2016. The increase in professional fees was mainly attributed to the correction of prior period errors related to the DWF Settlement Agreement. The increase in rent during 2017 was a result of the office space rented in relation to DWF operations. During fiscal 2017, the Company also experienced an increase of $9,098 in shareholders information and an increase of $8,143 in transfer and registrar costs related to the name change of the Company from Intelligent Content Enterprises Inc., to Novicius Corp., and the consolidation of common shares effective May 26, 2017. In addition, the Company has recorded increased fees related to its listing on the Canadian Securities Exchange.

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

Loss on Foreign Exchange

For the year ended August 31, 2017, the Company recorded a loss on foreign exchange of $1,433 compared to a loss on foreign exchange of $21,890 for the same twelve month period ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded a loss on foreign exchange of $21,890 versus a loss on foreign exchange of $415,345 for year ended August 31, 2015.

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company. The decrease in the loss on foreign exchange during fiscal 2017 and 2016 compared to fiscal 2015, is largely attributed to the disposition of Zavala Inc., whose functional currency was US dollars.

Stock Based Compensation

Employees

For the year ended August 31, 2017, the Company recorded stock based compensation of $1,614,605 compared to $615,924 for the same period in 2016. During fiscal 2017, the Company granted the following common share purchase options:

-	On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $706,178.

-	On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $613,532.

-	On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $294,895.

For the year ended August 31, 2016, the Company recorded stock based compensation of $615,924 compared to $84,520 for the same period in 2015. During fiscal 2016, the Company granted the following common share purchase options:

-	On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. The Company recorded non-cash stock based compensation expense of $615,924. These options expired on December 8, 2016.

During fiscal 2015, the Company granted the following common share purchase options:

-	On November 12, 2014, the Company granted options to purchase 7,500 common shares to directors of the Company. These options are exercisable at $11.20 per share, vest immediately and expire as follows: 2,500 on November 11, 2019; 2,500 on December 8, 2016; and 2,500 expired on March 21, 2016. The Company recorded non-cash stock based compensation expense of $84,520

Non Employees

For the year ended August 31, 2017, the Company recorded stock based compensation for non-employees of $235,393 compared to $Nil for the same twelve month period in 2016. On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021.

For the year ended August 31, 2016, the Company recorded stock based compensation for non-employees of $Nil compared to $28,173 for the year ended August 31, 2015. On November 12, 2014, the Company granted options to purchase 2,500 common shares to a consultant of the Company. These options are exercisable at $11.20 per share, vest immediately and expire on November 11, 2019.

Anti-Dilution Fees

For the year ended August 31, 2017, the Company recorded anti-dilution fees of $186,832 compared to $Nil for the year ended August 31, 2016 and 2015.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

As a result of the November 30, 2016, private placement of $50,000, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements. The fair value of the units $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model.

As a result of the August 31, 2017, private placement of $213,781, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations.

Gain on De-recognition of Financial Liabilities

During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy expired and the Company recorded a gain on de-recognition of Dyami Energy’s financial liabilities in the amount of $893,990 (2016 and 2015: $Nil).

Impairment loss on Secured Note Receivable

During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016 and 2015.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount

Gain on Disposal of Subsidiary

For the year ended August 31, 2017, the Company recorded a gain on disposal of subsidiary in the amount of $Nil compared to a gain of $68,489 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded a gain on disposal of subsidiary in the amount of $68,489 compared to a gain of $615,881 for the year ended August 31, 2015.

Effective February 29, 2016, the Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867. The net assets and liabilities of 1354166 Alberta upon disposal were $(5,622) resulting in a gain of $68,489.

At August 31, 2015, the Company settled a secured convertible note payable plus interest, totaling $1,762,328 by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 1,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015, at which time the Company recorded a gain on disposal of subsidiary in the amount of $615,881.

Gain on Expiry of Derivative Liabilities

For the year ended August 31, 2017, the Company recorded a gain on expiry of derivative liabilities in the amount of $Nil versus a gain on expiry of derivative liabilities in the amount of $281,210 for the year ended August 31, 2016. During fiscal 2016, 1,305 warrants expired and the fair value of $281,210 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations.

For the year ended August 31, 2016, the Company recorded a gain on expiry of derivative liabilities in the amount of $281,210 versus a gain on expiry of derivative liabilities in the amount of $1,258,206 for the year ended August 31, 2015. During fiscal 2015, 6,134 warrants expired and the fair value of $1,258,206 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations.

Interest

For the year ended August 31, 2017, the Company recorded interest costs of $Nil compared to interest costs of $12,812 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded interest costs of $12,812 compared to interest costs of $280,299 for the year ended August 31, 2015. The decrease in interest costs during the year ended August 31, 2017, and 2016 was primarily attributed to the settlement of loans payable and shareholder loans payable and the extinguishment of a secured convertible note effective August 31, 2015.

Loss on Settlement of Debt

For the year ended August 31, 2017, the Company recorded a loss on settlement of debt in the amount of $Nil compared to a loss on settlement of debt in the amount of $12,489,249 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded a loss on settlement of debt in the amount of $12,489,249 compared to loss on settlement of debt of $Nil for the same twelve month period in 2015. The primary factors contributing to the resulting net loss on settlement of debt during the year ended August 31, 2016 was related to the issuance of 1,032,998 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. The fair value of the units $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations. In Addition, effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations.

Impairment Loss on Marketable Securities

For the year ended August 31, 2017, the Company recorded an impairment loss on marketable securities of $Nil compared to $120,125 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded an impairment loss on marketable securities of $120,125 (August 31, 2015: $Nil). As at August 31, 2017 and 2016, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the loss of $110,525 to the consolidated statement of operations and recorded a further impairment of $9,600.

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

Gain (Loss) on Derivative Liabilities

For the year ended August 31, 2017 the Company had no derivative liabilities. As at August 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil compared to $281,210 for the year ended August 31, 2016.

As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil. On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017, the agreement was mutually terminated no warrants were exercised

For the year ended August 31, 2015, the Company recorded a loss on derivative warrant liabilities of $214,109. The Company had warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants were treated as a derivative financial liability and the fair value movement during the period was recognized in the consolidated statement of operations

During the year ended August 31, 2015, the Company recorded a gain derivative unit liabilities of $2,867,700. At August 31, 2015, the Company wrote down derivative unit liabilities and recognized the fair value movement during the period in the consolidated statement of operations.

Marketing and Public Relations

For the year ended August 31, 2017 and 2016, the Company recorded of $Nil versus a recovery of marketing and public relations costs of $22,800 for the year ended August 31, 2015. The recovery related to the reversal of prior period accruals.

Accretion of Convertible Secured Note

For the year ended August 31, 2017 and 2016, the Company recorded accretion on a secured convertible note in the amount of $Nil compared to $475,755 for the year ended August 31, 2015. The Company had a secured convertible note payable with a face value of US$1,216,175 (the “Note”). The Note was being accreted up to its face value over the life of Note based on an effective interest rate and was extinguished on August 31, 2015.

Gain on settlement of Litigation

For the year ended August 31, 2017 and 2016, the Company recorded a gain on settlement of litigation in the amount of $Nil compared to $120,125 for the year ended August 31, 2015. During fiscal 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex Oil & Gas Holdings, Inc. (“Stratex”) exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to gain on settlement of litigation on the consolidated statement of operations.

Net Income (Loss) from Continuing Operations

For the year ended August 31, 2017, net loss from continuing operations was $2,097,738 compared to a net loss from continuing operations of $13,534,298 for year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to a loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016. The increase in stock based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

Net loss from continuing operations for the year ended August 31, 2016, was $13,534,298, compared to a net income of $3,325,649 for the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company recorded at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Net Income (Loss) from Discontinued Operations Net of Tax

Net income from discontinued operations net of tax for the year ended August 31, 2017, was $Nil compared to a net income from discontinued operations net of tax of $2,711, for the year ended August 31, 2016.

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

	August 31, 2016	August 31, 2015
Expenses
Accretion	$-	$1,498
General and administrative	6,020	73,347
Bad debt expense	-	29,756
Impairment loss on marketable securities	-	167,815
Impairment loss on exploration and evaluation assets	-	4,490,045
Loss from discontinued operations	(6,020)	(4,762,461)
Foreign currency translation	-	(4,692)
Total loss from discontinued operations	$(6,020)	$(4,767,153)
Loss per share from discontinued operations, basic and diluted	$(0.000)	$(17.194)

Net Loss

Net loss for the year ended August 31, 2017, was $2,097,738 compared to a net loss of $13,531,587 the year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to an increase in loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. In addition during fiscal 2017, the Company an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016 and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

Net loss for the year ended August 31, 2016, was $13,531,587 compared to a net loss of $1,436,812 the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company recorded at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Other Comprehensive Income (Loss) to be Re-Classified

Impairment Loss on Marketable Securities

For the year ended August 31, 2016, the Company reclassified an unrealized loss on marketable securities of $110,525 recorded in fiscal 2015 to an impairment loss on marketable securities on the consolidated statements of operations as a result of the Company’s investment in Stratex Oil & Gas Holdings, Inc., common shares being fair valued at $Nil.

Foreign Currency Translation-Discontinued Operations

For the year ended August 31, 2017 and 2016, the Company incurred a loss on foreign currency translation of $Nil versus a loss of $4,692 for the year ended August 31, 2015.

The losses were related to translation differences between Zavala Inc.’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Total Other Comprehensive Income (Loss)

Total other comprehensive income for the year ended August 31, 2017, was $Nil compared to a total comprehensive income of $110,525 for the year ended August 31, 2016.

Total other comprehensive income for the year ended August 31, 2016, was $110,525 compared to a total comprehensive loss of $115,217 for the year ended August 31, 2015.

Net Loss and Comprehensive Loss

Net loss and comprehensive loss for the year ended August 31, 2017, was $2,097,738 compared to $13,421,062 for the year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to an increase in loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016 and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

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

Earnings (Loss) per Share, Basic

Continuing Operations

Basic loss per share from continuing operations for the year ended August 31, 2017, was $0.788 compared to basic loss per share of $6.516 for the same twelve month period in 2016.

Basic loss per share from continuing operations for the year ended August 31, 2016, was $6.516 compared to basic income per share of $12.006 for the same twelve month period in 2015.

Discontinued Operations

Basic loss per share from discontinued operations for the year ended August 31, 2017 was $Nil compared to a basic income of $0.001 for fiscal 2016.

Basic loss per share from discontinued operations for the year ended August 31, 2016 was $0.001 compared to basic loss per share of $17.194 for the same twelve month period in 2015.

Total Loss per Share, Basic

Total basic loss per share for the year ended August 31, 2017, was $0.788 compared to total basic loss per share of $6.515 for the same twelve month period in 2016.

Total basic loss per share for the year ended August 31, 2016, was $6.515 compared to total basic loss per share of $5.188 for the same twelve month period in 2015.

Earnings (Loss) per Share, Diluted

Continuing Operations

Diluted loss per share from continuing operations for the year ended August 31, 2017, was $0.788 compared to diluted loss per share of $6.516 for the same twelve month period in 2016.

Diluted loss per share from continuing operations for the year ended August 31, 2016, was $6.516 compared to diluted income per share of $8.855 for the same twelve month period in 2015.

Discontinued Operations

Diluted loss per share from discontinued operations for the year ended August 31, 2017 was $Nil compared to diluted income per share of $0.001 for the same twelve month period in 2016.

Diluted income per share from discontinued operations for the year ended August 31, 2016 was $0.001 compared to diluted loss per share of $17.194 for the same twelve month period in 2015.

Total Loss per Share, Diluted

Total diluted loss per share for the year ended August 31, 2017, was $0.788 compared to total diluted loss per share of $6.515 for the same twelve month period in 2016.

Total diluted loss per share for the year ended August 31, 2016, was $6.515 compared to total diluted loss per share of $8.339 for the same twelve month period in 2015.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

	2017	2017	2017	2016
For the quarter ending	August 31	May 31	February 28	November 30
Net loss for the period	$(1,199,755)	$(198,521)	$(81,215)	$(618,247)
Loss per share, basic and diluted	$(0.447)	$(0.08)	$(0.03)	$(0.23)

Fiscal 2017

During the quarter ended August 31, 2017, the Company recorded stock based compensation expense of $1,698,901 a gain on de-recognition of financial liabilities of $893,990 and anti-dilution fees of $178,650. During ended May 31, 2017, the Company incurred general and administrative expenditures of $119,830. During the quarter ended February 28, 2017, the Company recorded research, content development and technology support costs of $63,641. During the quarter ended November 30, 2016, the Company recorded anti-dilution fees of $104,727.

	2016	2016	2016	2015
For the quarter ending	August 31	May 31	February 29	November 30
Net loss for the period	$(153,579)	$(855,102)	$(525,664)	$(12,307,111)
Loss per share, basic and diluted	$(0.06)	$(0.33)	$(0.22)	$(18.43)

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

FOURTH QUARTER RESULTS-CONTINUING OPERATIONS

For the quarter ending	August 31, 2017	August 31, 2016
Revenue	$16,280	$-
Net Income (loss) for the period	$(1,199,755)	$153,579
Income (loss) per share, basic and diluted	$(0.19)	$(0.06

Advertising Revenue

For the three months ended August 31, 2017, the Company recorded advertising revenue of $16,280 compared to $Nil for the same three month period ended in fiscal 2016. The increase in advertising revenue for the current period is a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

Research, Content Development and Technology Support

For the three months ended August 31, 2017, the Company incurred research, content development and technology support costs of $20,378 compared to $68,819 in the prior comparable period in 2016. The decrease in research, content development and technology support costs during fiscal 2017 is related to the completion of the platform in the prior quarters.

Hosting, Advertising and Technology Services

For the three months August 31, 2017, the Company incurred hosting and technology costs of $20,144 compared to $5,666 for the year ended August 31, 2016. The increase in research, content development and technology support costs during fiscal 2017 is related to the maintenance of the Company’s online management and advertising platform.

General and Administrative	For the Three Months Ended August 31,
	2017	2016
Professional fees	$51,848	$71,488
Head office costs	10,500	10,500
Management fees	15,000	15,000
Transfer and registrar costs	3,833	8,296
Shareholders information	12,457	1,815
Office and general costs	1,252	4,626
Directors fees	900	600
Consulting fees and expenses	15,000	15,000
Travel	-	13,920
Rent	-	3,776
Insurance	-	4,710
Total	$110,790	$149,731

General and administrative expenses for the three months ended August 31, 2017, decreased to $110,790 compared to $149,731 for the year ended August 31, 2016. For the three months ended August 31, 2017 shareholders information costs increased by $10,642 to $12,457 compared to $1,815 for the three months ended August 31, 2016. The fiscal 2017 increase was primarily attributed to the costs associated with the consolidation of the Company’s common shares and the addition of fees related to the Company’s listing on the Canadian Securities Exchange. For the three months ended August 31, 2017, professional fees decreased by $19,640 to $51,848 compared to $71,848 for the same three month ended in 2016. In addition, during fiscal 2017, travel costs decreased by $13,920, insurance costs decreased by $4,710 and rent decreased by $3,776. The reduction in costs were a result of the settlement of the DWF Transaction.

Loss on Foreign Exchange

For the three months ended August 31, 2017, the Company recorded a gain on foreign exchange of $321 versus a loss on foreign exchange of $112 for the same three month period in 2016.These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Stock Based Compensation

Employees

For the three months ended August 31, 2017, the Company recorded stock based compensation of $1,478,314 compared to $Nil for the same three month period in 2016. During the three month period in fiscal 2017, the Company revised the fair value of stock options issued to directors and officers on September 9, 2016 and November 1, 2016.

Non Employees

For the three months ended August 31, 2017, the Company recorded stock based compensation for non-employees of $220,588 compared to $Nil for the same three month period in 2016. During the three month period in fiscal 2017, the Company revised the fair value of stock options issued to a consultant on September 9, 2016

Anti-Dilution Fees

For the three months ended August 31, 2017, the Company recorded anti-dilution fees of $178,650 compared to $Nil for the three months ended August 31, 2016.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

Gain on de-recognition of financial liabilities

During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 relating to the expiry of prior obligations of Dyami Energy.

During the first quarter 2016, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 relating to the prior obligations of Dyami Energy after its dissolution in the statement of operations. For the three months ended August 31, 2016, the Company reversed the gain on de-recognition and restated the prior obligations of the $893,990 compared to $Nil for the same three month period in 2015. The obligations of $893,990 were included in trade and other payables at August 31, 2016.

Impairment loss on Secured Note Receivable

During the three months ended August 31, 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the same three month prior period in 2016 and 2015.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount

Net Income (Loss) from Continuing Operations

Net loss from continuing operations for the three months ended August 31, 2017 was $1,199,755 versus a net income from continuing operations of $153,579 for the three months ended August 31, 2016. During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 which gain was partially offset by an increase in stock based compensation expense of $1,698,901 compared to $Nil in the same three month prior period, anti-dilution fees of $178,650 compared to $Nil for the three months ended August 31, 2016 and an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior period in 2016.

Net Income from Discontinued Operations

For the three months ended August 31, 2017, net income from discontinued operations was $Nil versus net income from discontinued operations of $2,118 for the three months ended August 31, 2016.

Net Income (Loss) and Comprehensive Income (Loss)

Net loss for the three months ended August 31, 2017 was 1,199,755 compared to net income of $155,697 for three months ended August 31, 2016.During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 which gain was partially offset by anti-dilution fees of $178,650 compared to $Nil for the three months ended August 31, 2016.

Earning (Loss) per Share, Basic and diluted

Basic and diluted loss per share from continuing operations for the three months ended August 31, 2017, was $0.447 compared to a basic and diluted loss per share from continuing operations of $0.06 for the same three month period in 2016.

CAPITAL EXPENDITURES

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit in an effort to increase shareholder value.

FINANCING ACTIVITIES

During the year ended August 31, 2017, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019.

Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a purchase price of $0.18 per share.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2017, was $1,040 (August 31, 2016: $449,983).

For the year ended August 31, 2017, the primary use of funds was related to general administrative expenses and the US $65,000 advance to Catch Star. The Company’s working capital deficiency at August 31, 2017 was $487,776 (August 31, 2016 working capital deficiency: $690,649).

Our current assets of $42,047 as at August 31, 2017 ($482,582 as of August 31, 2016) include the following items: cash $1,040 ($449,983 as of August 31, 2016); other receivables $41,007 ($14,800 as of August 31, 2016); and prepaid expenses and deposits $Nil ($17,799 as of August 31, 2016). Our current liabilities of $529,823 as of August 31, 2017 ($1,173,231 as of August 31, 2016) include the following items: trade and other $529,823 ($1,173,231 as of August 31, 2016).

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	529,823	529,823	-	-	-
Total	529,823	529,823	-	-	-

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

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

At August 31, 2015, the Company was unable to pay the Note due in the amount $1,608,149 plus interest of $154,179, totaling $1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

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
$-

Shareholder Loans

As at August 31, 2017 and 2016 the Company had shareholders’ loans payable of $Nil.

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 147,571 units in the capital of the Company. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $8.00 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. Effective November 18, 2015, the Company issued a total of 103,299 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$6.60
Contractual exercise rate	$10.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at August 31, 2017 and 2016 the Company had loans payable of $Nil. For the year ended August 31, 2016, the Company recorded interest on the loans payable of $4,945. Effective November 18, 2015, the Company converted loans and interest due in the aggregate amount of $899,660 through the issuance of 680,068 common shares in the capital of the Company. The fair value of the common shares of $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

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

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$8.10
Contractual exercise rate	$3.50
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

DERIVATIVE LIABILITIES

As at August 31, 2017, the Company had no derivative warrant liabilities. As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil. As at August 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (August 31, 2016: $281,210). The Company had warrants issued with a cashless exercise price and warrants issued with an exercise price in US dollars which was different from the functional currency of the Company and accordingly the warrants were treated as a financial liabilities. The fair value movement during the periods were recognized in the profit or loss. The following table sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2014	7,439	1,325,307	US	370.40
Warrants expired	(6,134)	(1,258,206)	US	(460.66)
Change in fair value estimates	-	214,109		-
As at August 31, 2015	1,305	281,210	US	466.66
Warrants expired	(1,305)	(281,210)		-
Warrants issued	175,000	-		-
As at August 31, 2016	175,000	-		15.00
Warrants expired	(175,000)	-		-
As at August 31, 2017	-	-		-

On September 25, 2015, 1,305 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017, the agreement was mutually terminated no warrants were exercised.

As at August 31, 2017, no derivative warrants liabilities were outstanding. The following tables set out the number of derivative warrant liabilities outstanding as at August 31, 2016 and 2015, respectively

Number of Warrants 2016	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
175,000	1.50	January 15, 2017	0.13	-

Number of Warrants 2015	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
1,125	500.00	September 25, 2015	0.07	220,640
180	250.00	September 25, 2015	0.07	60,570
1,305			0.07	281,210

G.	SAFE HARBOR

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

Name	Position with the Company	Date First Elected as Director

James Cassina	Chief Financial Officer Director	January 25, 2017 February 9, 2010
Ritwik Uban	President and Director	September 9, 2016
Dikshant Batra	Director	September 9, 2016

All of our directors’ serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Subject to the terms of their employment agreements, if any, executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors. Ritwik Uban our President, devotes approximately 35% of his work time to his duties as an officer and director.

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

Mr. Uban is an MBA graduate from the prestigious Richard Ivey School of Business and received an Honors, Bachelors of Arts from the University of Toronto. As President of ICE, and its subsidiaries including Ice Studio Productions Inc., Mr. Uban oversees the operational teams, develop market programs and expansion of the rapidly growing content and media areas of the business into high performance, revenue generating properties. Mr. Uban was formerly a director of Uban Media and Construction of New Delhi, India (“Uban Media”) where he managed the business operations of the Canadian investment interests of Uban Media and assessed and analyzed new media opportunities from North America to export to the emerging India market. Mr. Uban was also the former head of operations for an event management company leading the client sourcing and procurement process and provided clients with a variety of services, including but not limited to, marketing, sales, venue sourcing, external vendor services and event sponsorships.

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

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended August 31, 2017.

Summary Compensation Table
Name and Principal Position	Year	Salary	Option Based Awards(4)	All Other Compensation(5)	Total Compensation
		($)	($)	($)	($)
James Cassina, Chief Financial Officer and Director (1)	2017	$60,000	-	$1,300	$61,300
Ritwik Uban, Chief Executive Officer, President, Director(2)	2017	$65,481	$613,531	$1,300	$680,312
Dikshant Batra, Director(3)	2017	-	$353,089	$1,300	$354,389

(1)	Management fees.
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options. Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit Technologies Inc. (“Torinit”), contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company is the President, a director and major shareholder of Torinit. As at August 31, 2017, included in trade and other payables is $23,961 due to Torinit.
(4)	These amounts represent the value of stock options granted. The fair value of the option grated is estimated on the date of grant using the Black Scholes option pricing model taking into account the following assumptions: (i) risk free interest rate (%); (ii) expected life (years); (iii) expected volatility (%). This is consistent with the accounting values used in the Company’s consolidated financial statements. The dollar amount in the column represents the total value ascribed to the stock options.
(5)	Accrued on account of directors fees at a rate of $100 per meeting.

Outstanding Option-Based Awards

The following table sets forth the outstanding option-based awards for the Company held by executive officers and directors at August 31, 2017.

	Option-based Awards
Name	Number of Securities underlying unexercised options (#) (1)(2)(3)	Option exercise price	Option expiration date	Value of in-the- money options (3) (4)
James Cassina, Chief Financial Officer and Director	2,500	$12.00	November 11, 2019	$-
Ritwik Uban, President and Director (5)	70,000	$15.00	September 8, 2021	$-
	30,000	$13.00	September 8, 2021	$-
Dikshant Batra, Director (6)	30,000	$13.00	September 8, 2021	$-

(1)	On November 12, 2014 the Company granted options to purchase 2,500 common shares to directors. These options are exercisable at $12.00 per share, vest immediately and expire on November 11, 2019.
(2)	On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021.
(3)	On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options, 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018.
(4)	Calculated using the closing price of the Company’s common shares of the OTCQB on August 31, 2017 of US$0.10 and subtracting the exercise price of in-the-money stock options.
(5)	Converted to Canadian dollars using the Bank of Canada noon exchange rate on August 31, 2017.

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

The Company’s Compensation Committee is comprised of Dikshant Batra and James Cassina (Chair). Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each NEO. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

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

For the financial year ended August 31, 2017, the Company's NEO compensation program consisted of the following elements:

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

Incentive Plan Awards

At August 31, 2017, the Company has outstanding 2,500 stock options exercisable at $12.00 expiring on November 19, 2019; 60,000 stock options exercisable at $13.00 per share expiring on September 8, 2021; and 70,000 stock options exercisable at $15.00 per share expiring on September 8, 2021 (35,000 vested on September 8, 2017 and 35,000 vest on September 8, 2018) to Named Executive Officers and directors.

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

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors or meeting of the shareholders attended. During the fiscal year ended August 31, 2017, no amount was paid ($3,800 accrued) by the Company with respect to such fees.

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

Mr. Uban and Mr. Batra were appointed as directors on September 9, 2016. Mr. Cassina was appointed as a director of ours on February 9, 2010. The term of Mr. Klyman as a director began on August 10, 2000 and ended upon his resignation on September 9, 2016. Mr. Budden who was appointed on December 22, 2015 and resigned on September 9, 2016. Our directors’ serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our chief executive officer, our president and our chief financial officer were appointed by our Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2017 for their services in their capacity as directors or any compensation paid to committee members.

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

Directorships

None of our directors are directors of other Canadian or United States reporting issuers

Board and Committee Meetings

The Board of Directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2017.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Disclosure Committee Meetings
James Cassina	8	3	1	Nil
Ritwik Uban	8	3	0	Nil
Dikshant Batra	8	3	1	Nil

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

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time. The entire Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers. The Board generally looks for the nominee to have significant public company experience. The nominee must not have a significant conflicting public company association.

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

Relevant Education and Experience of Audit Committee Members

Dikshant Batra, BBA – Honours is the Chairman of the Audit Committee.  Mr. Batra’s company, Torinit Technologies Inc., is a global technology and development outsourcing firm. Mr. Batra is the founder and major shareholder of Nova Sentio which builds market-centric teams to turnaround struggling value chains and companies into high performing, rapid growth enterprises. Mr. Batra is also the founder of Phoenix 1™ a North American company that is re-inventing a key automotive after care area in developing countries and is the Co-Founder of the Canada Entrepreneur Organization.

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

As of August 31, 2017, we had two employees, our president and chief financial officer at the date of the filing of this Annual Report we had two employees including our chief financial officer and our president.

E.	SHARE OWNERSHIP

Our common shares are owned by Canadian residents, United States residents and residents of other countries.  The only class of our securities, which is outstanding as of the date of the filing of this Annual Report, is common stock.  All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of November 30, 2017, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group.  Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Note	Percentage
Dikshant Batra	Director	30,000	(2)	0.56%
James Cassina	Officer/Director and Principal Shareholder	1,028,245	(3)	19.41%
Core Energy Enterprise Inc. (4)	Principal Shareholder	855,238	(4) (5)	16.19%
Ritwik Uban	Officer/Director	65,000	(6)	1.22%
All officers and directors as a group (2 persons)		1,112,245	(2) (3) (5) (6) (7)	21.19%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 5,283,164 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 30,000 shares underlying 30,000 presently exercisable stock.

(3)	Includes 855,238 outstanding shares owned by Core Energy Enterprises Inc. Also includes 157,761 outstanding shares and 12,746 shares underlying 12,746 presently exercisable warrants and 2,500 shares underlying 2,500 presently exercisable stock options owned directly by James Cassina.

(4)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(5)	Includes 855,238 outstanding shares.

(6)	Includes 65,000 shares underlying 65,000 presently exercisable stock.

(7)	Effective November 19, 2016, the directors and officers of the Company entered into an escrow agreement with the Company registrar and transfer agent TMX Trust Company pursuant to National Policy 46-201 Escrow for Initial Public Offerings (the "Policy") in connection with the listing of the common shares in the capital of the Company on the Canadian Securities Exchange (the "CSE"). The CSE Escrowed Securities shall be released on the following schedule, pursuant to the 46-201F1 – Escrow Agreement:

The date Common Shares are listed on the CSE (the "Listing Date")	1/10 of your Escrow Securities
6 months after the Listing Date	1/6 of your remaining Escrow Securities
12 months after the Listing Date	1/5 of your remaining Escrow Securities
18 months after the Listing Date	1/4 of your remaining Escrow Securities
24 months after the Listing Date	1/3 of your remaining Escrow Securities
30 months after the Listing Date	1/2 of your remaining Escrow Securities
36 months after the Listing Date	remaining Escrow Securities

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

There are 5,283,164 issued and outstanding shares of our common stock as of November 30, 2017.  As of November 30, 2017, to the best of our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.  The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
James Cassina	1,028,245	(1)	19.41%
Core Energy Enterprise Inc. (2)	855,238	(2) (3)	16.19%
CEDE & Co	625,776	(4)	13.14%
CDS & Co	693,968	(4)	11.84%
NBCN in Trust for Son-Dau Holdings Inc.	366,450		6.94%
Plethora Industries Inc.	483,664		9.15%
Touchstone Advisors Inc.	469,846		8.89%
Plutonaster Isadella Holdings, LLC	483,663		9.15%

(1)	Includes 855,238 outstanding shares owned by Core Energy Enterprises Inc. Also includes 157,761 outstanding shares and 12,746 shares underlying 12,746 presently exercisable warrants and 2,500 shares underlying 2,500 presently exercisable stock options owned directly by James Cassina.

(2)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(3)	Includes 855,238 outstanding shares.

(4)	CEDE & Co. and CDS & Co. are the repository for shares held in electronic form.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of November 30, 2017.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,079	1,359,027	93.91%	25.72%
USA	46	2,078,891	0.040%	39.35%
All Other	24	1,845,246	0.020%	34.93%
Total	1,149	5,283,164	100.00%	100.00%

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

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2017	August 31, 2016	August 31, 2015
Short term employee benefits (1) (2)	$129,981	$60,000	$150,000
Stock based compensation (3)	1,614,605	615,924	84,520
	$1,734,586	$675,924	$234,520

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2017	August 31, 2016
Short term employee benefits payable (1)(2)	$101,500	$40,000
	$101,500	$40,000

(1)	The Company accrued management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month during fiscal 2017 and 2016 ($12,500 per month during fiscal 2015).
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options. Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On November 12, 2014, the Company granted options to purchase 7,500 common shares to three directors. On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 common shares to officers and directors.

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company, is also the President, a director and major shareholder of Torinit. As at August 31, 2017, included in trade and other payables is $23,961 due to Torinit.

As at August 31, 2017, the amount of directors’ fees included in trade and other payables was $10,200 (August 31, 2016: $7,100). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due to him of $7,400 into 2,467 units of the Company.

As at August 31, 2017 and 2016, the Company had a promissory note payable to the former President of the Company of $Nil. For the year ended August 31, 2016, the Company recorded interest on the promissory note of $496 (August 31, 2015: $838). On February 26, 2016, the former President assigned the promissory note of $10,000 and all accumulated interest due in the amount of $113,844 to an arms-length third party. The note was due on demand with interest at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 114,009 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 12,746 units in the capital of the Company.

Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest payable to Core Energy Enterprises Inc. (“Core”) in the aggregate amount of $362,793 through the issuance of 274,243 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The CFO of the Company is a major shareholder, officer and a director of Core.

Inter-Company Balances

As at August 31, 2017, the inter-company balance due from our wholly owned subsidiary DoubleTap was $314,181. As at August 31, 2017, the inter-company balance due from our wholly owned subsidiary ICE Studio was $177,186. As of November 30, 2017, the inter-company balance due from DoubleTap was $314,768 and the amount due from ICE Studio was $177,186.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's Audited Consolidated Financial Statements for the fiscal years ended August 31, 2017 and 2016 and the notes thereto required as part of this Annual Report are filed under Item 18 of this Annual Report.

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

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 5,283,164 were issued and outstanding as of November 30, 2017. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our Articles of Amalgamation.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at November 30, 2017.

Our common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our Board of Directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.	OFFER AND LISTING DETAILS

Our common stock became eligible for trading on October 22, 2009 on the Over the Counter Bulletin Board ("OTCBB") under the symbol (“EGNKF”). Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol (“EFRDF”). Prior to our common stock being included on the OTC Markets, our common stock had not publicly traded in the United States. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012. On August 31, 2014 we completed a 1-for-10 stock consolidation and following commenced trading under the symbol (“EGFDF”). On February 1, 2016, we changed our name to Intelligent Content Enterprises Inc. and completed a 1-for-10 stock consolidation and following commenced trading on the OTCQB under the symbol (“ICEIF”). On May 26, 2017, we changed our name from Intelligent Content Enterprises Inc., to Novicuis Corp., and completed a 1-for-10 stock consolidation and following commenced trading on the OTCQB under the symbol (“NVSIF”)

On November 18, 2016, our common shares commenced trading on the Canadian Securities Exchange (“CSE”), under the symbol “ISP”. On May 26, 2017, we changed our name from Intelligent Content Enterprises Inc., to Novicuis Corp., and completed a 1-for-10 stock consolidation and following commenced trading on the CSE under the symbol (“NVS”).

The following table set forth the reported high and low bid prices for shares of our common stock on the OTCQB in US dollars for the periods indicated.

	Period	High (2)	Low(2)
Fiscal Year August 31, 2017	Year Ended August 31, 2017	$10.90	$0.003
Fiscal Year August 31, 2016	Year Ended August 31, 2016	$24.70	$4.00
Fiscal Year August 31, 2015	Year Ended August 31, 2015	$40.00	$1.00
Fiscal Year August 31, 2014	Year Ended August 31, 2014	$100.00	$20.00
Fiscal Year August 31, 2013	Year Ended August 31, 2013	$400.00	$10.00

Fiscal Year 2018 by Quarter	First Quarter ended 11/30/2017	$0.13	$0.03

Fiscal Year 2016 by Quarter	First Quarter ended 11/30/2016	$10.90	$3.20
	Second Quarter Ended 02/29/2017	$4.90	$0.80
	Third Quarter Ended 05/31/2017	$0.84	$0.51
	Fourth Quarter Ended 08/31/2017	$0.25	$0.003

Calendar Year 2017 by Month	June	$0.75	$0.06
	July	$0.10	$0.03
	August	$0.13	$0.09
	September	$0.13	$0.13
	October	$0.13	$0.06
	November	$0.12	$0.03

Notes.

(1)	The closing price on the OTCQB for our common stock on November 30, 2017 was $0.11.

(2)	Adjusted for the 2-for-1 forward stock split on March 16, 2012, the 1-for-10 stock consolidation on August 25, 2014, the 1-for-10 stock consolidation on February 1, 2016 and the 1-for-10 stock consolidation on May 26, 2017.

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

Articles of Amendment dated effective May 26, 2017

By Articles of Amendment dated effective May 26, 2017, our articles were amended to change our name from Intelligent Content Enterprises Inc., to Novicius Corp., and

a)	To change every ten (10) issued and outstanding common share in the capital of the Corporation into one (1) common share of the Corporation (the "Stock Consolidation") effective as of the close of business on May 26, 2017; and

c)	To provide that no fractional shares shall be issued as a result of the Stock Consolidation and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

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

During the two year period preceding the filing date of this Annual Report, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

On June 22, 2016, the Company entered into a consulting agreement to assist with the development of new business programs, business units, partnerships, revenues, concepts and ideas as well as technical, commercial and creative advisory services. As consideration for the services, the Company agreed to provide to the consultant remuneration of $20,000 upon execution the agreement, $10,000 monthly commencing July 1, 2016, and issue 175,000 common share purchase warrants, valid for 5 years with cashless exercise provisions issued at a price of $15.00 vesting 43,750 per quarter. On January 15, 2017, the consulting agreement was terminated and no warrants vested.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 as at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment of the Note in full. At August 31, 2017 the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares (the “Proposed Purchase Price Shares”). The essential components of the proposed Acquired Assets were an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com. The fair value of the transaction was estimated at $9,530,250 and was agreed to be paid by the Company through the issuance of the Proposed Purchase Price Shares.

Subsequent to February 29, 2016, management of the Company came to the conclusion that certain representations and warranties made under the Asset Purchase Agreement were conceivably deficient and on November 24, 2016, the Company advanced a Notice of Claim. On December 22, 2016, it was agreed that all disputed matters contained in the Asset Purchase Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares back to the Company.

The Settlement Agreement closed effective January 20, 2017, when the Company returned the Acquired Assets to the Vendor and the Vendor returned to the Company the Proposed Purchase Price Shares previously issued to the Vendor and a full and final release in respect of all obligations under the DWF Agreement was exchanged between the Vendor and the Company. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites.

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

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, secured note receivable and trade and other payables. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		August 31, 2017		August 31, 2016
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	1,040	1,040	449,983	449,983
Other financial liabilities:
Trade and other payables		529,823	529,823	1,173,231	1,173,231

Cash is stated at fair value (Level 1 measurement). The carrying value of trade and other payables approximate their fair value due to the short-term maturity of these financial instruments.

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2017, trade receivable amounts are $Nil (August 31, 2016: $Nil). At August 31, 2017, included in other receivables is HST due from the Government of Canada in the amount of $41,007 (August 31, 2016: $14,800).

Concentration risk exists in cash because cash balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2017 ($)	August 31, 2016 ($)
Cash	1,040	449,983
Balance	1,040	449,983

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without significant revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	529,823	529,823	-	-	-
Total	529,823	529,823	-	-	-

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

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

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2017 ($)	August 31, 2016 ($)
Cash	77	6,157
Prepaid expenses and deposits	-	7,814
Trade and other payables	(38,777)	(26,322)
Net assets (liabilities) denominated in US$	(38,700)	(12,351)
Net assets (liabilities) CDN dollar equivalent at period end (1)	(48,514)	(16,209)

(1)	Translated at the exchange rate in effect at August 31, 2017 $1.2536 (August 31, 2016 $1.3124)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2017		August 31, 2016
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(3,041)	3,041	(1,064)	1,064
10%	(6,082)	6,082	(2,127)	2,127
15%	(9,123)	9,123	(3,191)	3,191

(ii)	Interest Rate Risk

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

Management assessed the effectiveness of our internal control over financial reporting as of August 31, 2017 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of August 31, 2017, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2017 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16	[RESERVED]

A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Dikshant Batra is an "audit committee financial expert", as defined in Item 16A of Form 20-F. Dikshant Batra, BBA-Honors is the Chairman of the Audit Committee.  He is a self-employed consultant. Mr. Batra’s company, Torinit Technologies Inc., is a global technology and development outsourcing firm. Mr. Batra is the founder and major shareholder of Nova Sentio which builds market-centric teams to turnaround struggling value chains and companies into high performing, rapid growth enterprises. Mr. Batra is also the founder of Phoenix 1™ a North American company that is re-inventing a key automotive after care area in developing countries and is the Co-Founder of the Canada Entrepreneur Organization.

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

During fiscal 2017 and 2016 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by MNP LLP, Chartered Accountants for the year ended August 31, 2017 and Schwartz Levitsky Feldman llp, Chartered Accountants for the year ended August August 31, 2016 are as follows:

Nature of Services	Fees Paid to Auditor for Year- ended August 31, 2017	Fees Paid to Auditor for Year- ended August 31, 2016
Audit Fees(1)	$20,000	$30,000
Audit-Related Fees(2)	Nil	6,500
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
TOTALS	$20,000	$36,500

Notes:

1.	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in "Audit Fees".

3.	"Tax Fees" include fees for all professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

4.	"All Other Fees" include all fees for products and services provided by the Company's auditors not included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)	Resignation of Swartz Levitsky Feldman LLP

Schwartz Levitsky Feldman, LLP, Chartered Accountants (“SLF”) tendered their resignation, upon their own initiative, as auditors of the Company effective November 1, 2017;

The resignation of SLF was considered and approved by the Board of Directors of the Company;

During the two fiscal years ended August 31, 2016 and 2015 and the subsequent interim period through May 31, 2017, there were no (i) disagreements with SLF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events.

(b)	Appointment of MNP LLP

Effective November 14, 2017, directors of the Corporation approved the appointment of MNP LLP, Chartered Accountants (“MNP”), as successor auditors for the year ended August 31, 2017;

During the two fiscal years ended August 31, 2016 and 2015 and the subsequent interim period through May 31, 2017, neither we nor anyone on our behalf consulted MNP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided us that MNP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with MNP or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

Our First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; our Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 were previously filed by Registrant on Form 6-K on November 22, 2017 (Exhibit 4.48).

G.	CORPORATE GOVERNANCE

Not Applicable.

H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Novicius Corp., (Formerly: Intelligent Content Enterprises Inc.) for the years ended August 31, 2017, 2016 and 2015, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, MNP LLP, Chartered Accountants for the years ended August 31, 2017;

(b)	Consolidated Statements of Financial Position as at August 31, 2017 and 2016;

(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2017, 2016 and 2015;

(d)	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended August 31, 2017, 2016 and 2015;

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2017, 2016 and 2015;

(f)	Notes to the Consolidated Financial Statements.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Novicius Corp., (Formerly: Intelligent Content Enterprises Inc.) for the years ended August 31, 2017, 2016 and 2015, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, MNP LLP, Chartered Accountants for the years ended August 31, 2017;	F-1

(b)	Consolidated Statements of Financial Position at August 31, 2017 and 2016:	F-2

(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2017, 2016 and 2015;	F-3

(d)	Consolidated Statements of Shareholders’ Deficiency for the years ended August 31, 2017, 2016 and 2015;	F-4

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2017, 2016 and 2015;	F-5

(f)	Notes to the Consolidated Financial Statements.	F-6 – F-29

F-1

(Formerly: Intelligent Content Enterprises Inc.)

Consolidated Financial Statements

For the years ended August 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

Consolidated Financial Statements

For the years ended August 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders of Novicius Corp. (formerly Intelligent Content Enterprises Inc.):

We have audited the accompanying consolidated financial statements of Novicius Corp. (formerly Intelligent Content Enterprises Inc.), which comprise the consolidated statement of financial position as at August 31, 2017, and the consolidated statement of operations and other comprehensive income (loss), changes in shareholders' deficiency, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Novicius Corp. (formerly Intelligent Content Enterprises Inc.), as at August 31, 2017 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of Novicius Corp. (formerly Intelligent Content Enterprises Inc.) as at August 31, 2016 and 2015, and for the years then ended, were audited by another auditor who expressed an unqualified opinion on those consolidated financial statements in their report dated March 13, 2017.

/s/ MNP LLP
Toronto, Ontario	Chartered Professional Accountants
December 28, 2017	Licensed Public Accountants

(formerly: Intelligent Content Enterprises Inc.)

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)	August 31, 2017	August 31, 2016

Assets
Current Assets
Cash	$1,040	$449,983
Other receivables	41,007	14,800
Prepaid expenses and deposits	-	17,799
Total current assets	42,047	482,582

Total Assets	$42,047	$482,582

Liabilities and Shareholders’ Deficiency
Current liabilities
Trade and other payables	$529,823	$1,173,231
Total current liabilities	529,823	1,173,231

Total liabilities	529,823	1,173,231

Shareholders’ deficiency
Common shares (Note 11 a)	23,651,529	23,220,683
Share purchase warrants (Note 11 b)	749,866	2,925,837
Share purchase options (Note 11 d)	1,611,450	828,334
Contributed surplus	5,184,363	1,921,743
Accumulated deficit	(31,684,984)	(29,587,246)
Total shareholders’ deficiency	(487,776)	(690,649)

Total Liabilities and Shareholders’ Deficiency	$42,047	$482,582
Going Concern (Note 1 b)
Related Party Transactions and Balances (Note 8)
Discontinued Operations and Dissolution of subsidiary (Note 15)
Subsequent Events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ritwik Uban	/s/ James Cassina
Ritwik Uban, President and Director	James Cassina, Chief Financial Officer and Director

(formerly: Intelligent Content Enterprises Inc.)

Consolidated Statements of Operations and Other Comprehensive Income (Loss)
For the years ended August 31,	2017	2016	2015
(Expressed in Canadian Dollars)

Continuing operations
Revenue
Advertising revenue	$20,788	$-	$-
Natural gas sales	-	-	53,055
Total revenue	20,788	-	53,055

Expenses
Operating costs	-	-	24,910
Research, content development and technology support	313,106	160,519	-
Hosting, advertising and technology services	71,423	45,272	-
General and administrative	508,241	418,206	89,007
Loss on foreign exchange	1,433	21,890	415,345
Stock based compensation (Note 11 e)	1,614,605	615,924	84,520
Stock based compensation-non employees (Note 11 e)	235,393	-	28,173
Anti-dilution fees (Note 11 b (j) and Note 11 b (k))	186,832	-	-
Gain on derecognition of financial liabilities (Note 15)	(893,990)	-	-
Impairment loss on secured note receivable (Note 7)	81,483	-	-
Gain on disposal of subsidiary (Note 15 b)	-	(68,489)	(615,881)
Gain on expiry of derivative liabilities (Note 10)	-	(281,210)	(1,258,206)
Interest	-	12,812	280,299
Loss on settlement of debt (Note 8 and 9)	-	12,489,249	-
Impairment loss on marketable securities (Note 6)	-	120,125	-
Gain on derivative liabilities (Note 10)	-	-	(2,653,591)
Marketing and public relations	-	-	(22,800)
Accretion of convertible secured note (Note 9)	-	-	475,755
Gain on settlement of litigation	-	-	(120,125)
	2,118,526	13,534,298	(3,272,594)

Net income (loss) from continuing operations	(2,097,738)	(13,534,298)	3,325,649
Net income (loss) from discontinued operations net of tax (Note 15)	-	2,711	(4,762,461)
Net loss	(2,097,738)	(13,531,587)	(1,436,812)

Other comprehensive income (loss) to be re-classified to operations
Impairment loss on marketable securities (Note 6)	-	110,525	(110,525)
Foreign currency translation
Discontinued operations	-	-	(4,692)
Total other comprehensive income (loss)	-	110,525	(115,217)

Net loss from operations and other comprehensive income (loss)	$(2,097,738)	$(13,421,062)	$(1,552,029)

Earnings (loss) per share, basic
Continuing operations	$(0.788)	$(6.516)	$12.006
Discontinued operations	$0.000	$0.001	(17.194)
Total loss per share, basic	$(0.788)	$(6.515)	$(5.188)

Earnings (loss) per share, diluted
Continuing operations	$(0.788)	$(6.516)	$8.855
Discontinued operations	$0.000	$0.001	(17.194)
Total (loss) per share, diluted	$(0.788)	$(6.515)	($8.339)

Weighted average shares outstanding, basic	2,663,614	2,077,096	276,989
Weighted average shares outstanding, diluted	2,663,614	2,077,096	375,551

The accompanying notes are an integral part of these consolidated financial statements

(formerly: Intelligent Content Enterprises Inc.)

Consolidated Statements of Changes in Shareholders’ Deficiency

For the years ended August 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Common Shares*	SHARE CAPITAL Common Shares	SHARE PURCHASE WARRANTS	SHARE PURCHASE OPTIONS	CONTRI- BUTED SURPLUS	FOREIGN CURRENCY TRANS- LATION RESERVE	AVAIL- ABLE FOR SALE RESERVE	ACCU- MULATED DEFICIT	TOTAL SHARE- HOLDERS’ EQUITY (DEFICIENCY)
		$	$	$	$	$	$	$	$
Balance, August 31, 2014	277,295	9,072,181	1,970,968	170,972	680,599	4,692	-	(14,618,847)	(2,719,435)
Stock options expired	-	-		(11,112)	11,112	-	-	-	-
Warrants expired	-	-	(1,169,889)	-	1,169,889	-	-	-	-
Stock based compensation	-	-	-	112,693	-	-	-	-	112,693
Shares to be issued as debt extinguishment	100,000	925,611	-	-	-	-	-	-	925,611
Unrealized loss on marketable securities	-	-	-	-	-	-	(110,525)	-	(110,525)
Foreign currency translation
-discontinued operations	-	-	-	-	-	(4,692)	-	-	(4,692)
Net loss for the period, continuing operations	-	-	-	-	-	-	-	3,325,649	2,067,443
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	(4,762,461)	(4,762,461)
Balance, August 31, 2015	377,295	9,997,792	801,079	272,553	1,861,600	-	(110,525)	(16,055,659)	(3,233,160)
Item re-classified to statements of operations:								-
-loss on marketable securities	-	-	-	-	-	-	110,525	-	110,525
Shares issued as debt extinguishment	954,311	6,371,457	-	-	-	-	-	-	6,371,457
Shares issued as private placement	500,000	50,000	-	-	-	-	-	-	50,000
Shares issued as anti-dilution provision	1,032,998	5,034,157	1,862,643	-	-	-	-	-	6,896,800
Units issued as private placement	10,000	9,044	20,956	-	-	-	-	-	30,000
Units issued as private placement	23,636	133,271	126,729	-	-	-	-	-	260,000
Units issued as debt extinguishment	150,519	638,295	582,414	-	-	-	-	-	1,220,709
Exercise of warrants	51,868	986,667	(467,984)	-	-	-	-	-	518,683
Stock options expired	-	-	-	(60,143)	60,143	-	-	-	-
Stock based compensation	-	-	-	615,924	-	-	-	-	615,924
Net loss for the period, continuing operations	-	-	-	-	-	-	-	(13,534,298)	(13,534,298)
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	2,711	2,711
Balance, August 31, 2016	2,650,627	23,220,683	2,925,837	828,334	1,921,743	-	-	(29,587,246)	(690,649)
Stock based compensation	-	-	-	1,849,998	-	-	-	-	1,849,998
Units issued as private placement	7,692	30,233	19,767	-	-	-	-	-	50,000
Stock options expired	-	-	-	(1,066,882)	1,066,882	-	-	-	-
Warrants expired	-	-	(2,195,738)	-	2,195,738	-	-	-	-
Shares issued as settlement of shareholder advances	1,187,672	213,781	-	-	-	-	-	-	213,781
Shares issued as anti-dilution provision	1,420,809	184,705	-	-	-	-	-	-	184,705
Units issued as anti-dilution provision	16,364	2,127	-	-	-	-	-	-	2,127
Net loss for the period, continuing operations	-	-	-	-	-	-	-	(2,097,738)	(2,097,738)
Balance, August 31, 2017	5,283,164	23,651,529	749,866	1,611,450	5,184,363	-	-	(31,684,984)	(487,776)

*Reflects the May 26, 2017 one (1) for ten (10) consolidation and the February 1, 2016, one (1) for ten (10) consolidation

The accompanying notes are an integral part of these consolidated financial statements

(formerly: Intelligent Content Enterprises Inc.)

Consolidated Statements of Cash Flows
For the years ended August 31, (Expressed in Canadian Dollars)	2017	2016	2015

Cash provided by (used in)
Operating activities
Net income (loss) from continuing operations	$(2,097,738)	$(13,534,298)	$3,325,649
Net income (loss) from discontinued operations (Note 15)	-	2,711	(4,762,461)
Net loss	(2,097,738)	(13,531,587)	(1,436,812)
Items not involving cash:
Stock based compensation (Note 11 e)	1,849,998	615,924	112,693
Anti-dilution fees	186,832	-	-
Gain on derecognition of financial liabilities (Note 15)	(893,990)	-	-
Impairment loss on secured note receivable (Note 7)	81,483	-	-
Loss on settlement of debt (Note 8 and Note 9)	-	12,489,249	-
Impairment loss on marketable securities (Note 7)	-	120,125	-
Gain on disposal of subsidiary (Note 16)	-	(68,489)	(615,881)
Gain on expiry of derivative liabilities (Note 10)	-	(281,210)	(1,258,206)
Depletion and accretion	-	-	1,498
Gain on derivative liabilities (Note 10)	-	-	(2,653,591)
Accretion of secured note	-	-	475,755
Decommissioning obligation expenditure	-	-	(205)
Gain on settlement of litigation	-	-	(120,125)
Unrealized loss on marketable securities	-	-	167,815
Impairment loss on exploration and evaluation assets (Note 15 a)	-	-	4,490,045
Working capital adjustments:
(Increase) decrease in other receivables	(26,202)	4,586	124,753
Increase in trade and other payables	250,577	198,704	153,479
Decrease in prepaid expenses and deposits	17,799	14,138	12,899
Decrease in deferred revenue	-	-	(177,804)
Net cash used in operating activities	(631,241)	(438,560)	(723,687)

Investing activities
Secured note receivable (Note 6)	(81,483)	-	-
Additions to exploration and evaluations assets	-	-	(109,874)
Net cash used in investing activities	(81,483)	-	(109,874)

Financing activities
Shares issued as settlement of shareholder advances	213,781	-	-
Private placement of units	50,000	290,000	-
Warrants exercised		518,683	-
Private placement of shares	-	50,000	-
Shareholders’ loans	-	-	502,908
Loans payable	-	-	196,998
Net cash provided by financing activities	263,781	858,683	699,906

Increase (decrease) in cash for the year	(448,943)	420,123	(133,655)
Net effect of exchange rate changes on cash	-	(2,332)	62,632
Cash, beginning of year	449,983	32,192	103,215
Cash, end of year	$1,040	$449,983	$32,192

The accompanying notes are an integral part of these consolidated financial statements

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

1.	a)	Nature of Business

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

The consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc. incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 (Note 15).

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2017, the Company has working capital deficiency of $487,776 (2016: working capital deficiency $690,649) and an accumulated deficit of $31,684,984, (2016: $29,587,246). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

2.	Basis of Preparation

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2017. The Board of Directors approved the Consolidated Financial Statements on December 28, 2017.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent Novicius and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars.

3.	Summary of Significant Accounting Policies

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

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenue from advertising revenue were recognized when services were provided.

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

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Significant Accounting Estimates and Judgements

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

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made

Earnings (Loss) per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted earnings per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Company's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta and accordingly their operations have been treated as discontinued operations.

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

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss”. The Company has classified trade and other payables as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. The Company has classified its marketable securities as “available for sale”.

Cash

Cash in the statement of financial position comprise cash held in banking institutions.

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

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

i)             The Company has issued Units that contain an anti-dilution provision such that if within 18 months of the issue date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than issue price (the “Adjusted Price”) the Holder shall be entitled to receive (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under the agreement will equal the number of Units that the Holder would otherwise be entitled to receive had the transaction occurred at the Adjusted Price. The anti-dilution provision is considered a derivative and requires fair value measurement at each reporting period. During the reporting periods August 31, 2016 and 2015 the Company determined that based on the market price being greater than the issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

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

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Income tax

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

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

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018, and is currently assessing the impact of this new standard on the Consolidated Financial Statements.

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

IFRIC 22 – Foreign currency transactions and advance consideration: IFRIC was issued in December 2016 to provide guidance on accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The new interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the interpretation on its consolidated financial statements.

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

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following tables show information regarding the Company’s reportable segments:

For the year ended August 31, 2017	Canada $	United States $	Total $
Revenue, continuing operations	20,788	-	20,788
Net loss, continuing operations	(2,097,738)	-	(2,097,738)
Net loss	(2,097,738)	-	(2,097,738)

For the year ended August 31, 2016	Canada $	United States $	Total $
Net loss, continuing operations	(13,534,298)	-	(13,534,298)
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

For the year ended August 31, 2015	Canada $	United States $	Total $
Revenue, continuing operations	53,055	-	53,055
Net income, continuing operations	3,325,649	-	3,325,649
Net loss, discontinued operations	-	(4,762,461)	(4,762,461)
Net loss	3,325,649	(4,762,461)	(1,436,812)

As at August 31, 2017	Canada $	United States $	Total $
Total Assets	42,047	-	42,047
Total Liabilities	(529,823)	-	(529,823)

As at August 31, 2016	Canada $	United States $	Total $
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

6.	Marketable Securities

As at August 31, 2017, the Company held 1,200,000 common shares in Stratex Oil & Gas Holdings, Inc. (“Stratex”). As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive income (loss) in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the impairment of $110,525 from other comprehensive income (loss) to the statement of operations and recorded a further impairment of $9,600 as a result of the Stratex common shares being fair valued at $Nil.

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600
Impairment	(9,600)
Market value, August 31, 2017 and 2016	$-

7.	Secured Note Receivable

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 as at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

8.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2017	August 31, 2016	August 31, 2015
Short term employee benefits (1) (2)	$129,981	$60,000	$150,000
Stock based compensation (3)	1,614,605	615,924	84,520
	$1,734,586	$675,924	$234,520

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2017	August 31, 2016
Short term employee benefits payable (1)(2)	$101,500	$40,000
	$101,500	$40,000

(1)	The Company accrued management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month during fiscal 2017 and 2016 ($12,500 per month during fiscal 2015).
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 12 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On November 12, 2014, the Company granted options to purchase 7,500 common shares to three directors. On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 common shares to officers and directors (Note 11 e).

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company, is also the President, a director and major shareholder of Torinit. As at August 31, 2017, included in trade and other payables is $23,961 due to Torinit.

As at August 31, 2017, the amount of directors’ fees included in trade and other payables was $10,200 (August 31, 2016: $7,100). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due to him of $7,400 into 2,467 units of the Company (Note 9 and 11 b (a)).

As at August 31, 2017 and 2016, the Company had a promissory note payable to the former President of the Company of $Nil. For the year ended August 31, 2016, the Company recorded interest on the promissory note of $496 (August 31, 2015: $838). On February 26, 2016, the former President assigned the promissory note of $10,000 and all accumulated interest due in the amount of $113,844 to an arms-length third party. The note was due on demand with interest at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 114,009 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 12,746 units in the capital of the Company (Note 9 and 11 b (a)).

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest payable to Core Energy Enterprises Inc. (“Core”) in the aggregate amount of $362,793 through the issuance of 274,243 common shares in the capital of the Company. The fair value of the common shares of $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The CFO of the Company is a major shareholder, officer and a director of Core (Note 10 and 11 b (a)).

9.	Secured Note Payable, Shareholders’ Loans, Notes Payable and Debt Conversion

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

At August 31, 2015, the Company was unable to pay the Note due in the amount $1,608,149 plus interest of $154,179, totaling $1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

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
$-

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Shareholder Loans

As at August 31, 2017 and 2016 the Company had shareholders’ loans payable of $Nil.

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 147,571 units in the capital of the Company. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $8.00 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. Effective November 18, 2015, the Company issued a total of 103,299 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$6.60
Contractual exercise rate	$10.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at August 31, 2017 and 2016 the Company had loans payable of $Nil. For the year ended August 31, 2016, the Company recorded interest on the loans payable of $4,945. Effective November 18, 2015, the Company converted loans and interest due in the aggregate amount of $899,660 through the issuance of 680,068 common shares in the capital of the Company. The fair value of the common shares of $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations (Note 11 b).

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

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

February 29, 2016
Market value on valuation date	$8.10
Contractual exercise rate	$3.50
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

10.	Derivative Liabilities

As at August 31, 2017, the Company had no derivative warrant liabilities. As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil. As at August 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (August 31, 2016: $281,210). The Company had warrants issued with a cashless exercise price and warrants issued with an exercise price in US dollars which was different from the functional currency of the Company and accordingly the warrants were treated as a financial liabilities. The fair value movement during the periods were recognized in the profit or loss. The following table sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2014	7,439	1,325,307	US 370.40
Warrants expired	(6,134)	(1,258,206)	US (460.66)
Change in fair value estimates	-	214,109	-
As at August 31, 2015	1,305	281,210	US 466.66
Warrants expired	(1,305)	(281,210)	-
Warrants issued	175,000	-	-
As at August 31, 2016	175,000	-	15.00
Warrants expired	(175,000)	-	-
As at August 31, 2017	-	-	-

On September 25, 2015, 1,305 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017, the agreement was mutually terminated no warrants were exercised.

As at August 31, 2017, no derivative warrants liabilities were outstanding. The following tables set out the number of derivative warrant liabilities outstanding as at August 31, 2016 and 2015, respectively:

Number of Warrants 2016	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
175,000	1.50	January 15, 2017	0.13	-

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Number of Warrants 2015	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
1,125	500.00	September 25, 2015	0.07	220,640
180	250.00	September 25, 2015	0.07	60,570
1,305			0.07	281,210

11.	Share Capital and Reserves

The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect these consolidations accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2015	377,295	9,997,792
Common shares issued as debt extinguishment (Note 11 b (a))	954,311	6,371,457
Common shares issued as private placement (Note 11 b (b))	50,000	50,000
Common shares issued as anti-dilution provision (Note 11 b (c))	1,032,998	5,034,157
Common shares issued as private placement (Note 11 b (d))	10,000	9,044
Common shares issued as debt extinguishment (Note 11 b (e))	150,519	638,295
Common shares issued on exercise of warrants (Note 11 b (f))	51,868	986,667
Common shares issued as private placement (Note 11 b (g))	23,636	133,271
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note 11 b (h))	7,692	30,233
Common shares issued as settlement of shareholder advances (Note 11 b (i))	1,187,672	213,781
Common shares issued as anti-dilution provision (Note 11 b (j))	1,420,809	184,705
Common shares issued as anti-dilution provision (Note 11 b (k))	16,364	2,127
Balance August 31, 2017	5,283,164	23,651,529

Preferred Shares Issued:

As at August 31, 2017 and August 31, 2016, there were no preferred shares issued.

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2017		August 31, 2016
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of year	722,572	-	73,786	-
Warrants issued (Note 11 b (c))	-	-	516,499	-
Warrants issued (Note 11 b (d))	-	-	10,000	-
Warrants issued (Note 11 b (e))	-	-	150,519	-
Warrants exercised (Note 11 b (f))	-	-	(51,868)	-
Warrants issued (Note 11 b (g))	-	-	23,636	-
Warrants issued (Note 11 b (h))	7,692	-	-	-
Warrants issued (Note 11 b (k))	16,364	-	-	-
Warrants expired (Note 11 b (l))	(538,417)	-	-	-
Balance, end of year	208,211	$5.27	722,572	$8.60

(a)           Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(b)           Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 50,000 common shares in the capital of the Company at a purchase price of $1.00 per share.

(c)           Effective November 18, 2015, the Company issued 1,032,998 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(d)           On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 10,000 units in the capital of the Company at a purchase price of $3.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $30,000 was allocated to common shares $9,044 and the amount allocated to warrants component using a Binomial Lattice model was $20,956.

(e)           On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations.

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

(f)           During the year ended August 31, 2016, 51,868 common share purchase warrants were exercised at $10.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(g)          On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $12.50 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. At August 31, 2016, the Company determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability (Note 9, Note 11 b (j) and Note 11 b (k)).

The fair value of the units of $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$13.10
Contractual exercise rate	$12.50
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(h)           On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

(i)            Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a price of $0.18 per share.

(j)            Pursuant to the August 31, 2017, settlement of shareholder advances of $213,781 (Note 11 b (i), effective August 31, 2017, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations (Note 11 b (g)).

(k)           Pursuant to the November 30, 2016, private placement of $50,000 (Note 11 b (h), effective August 31, 2017, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units of $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model (Note 11 b (g)).

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

(l)            On August 31, 2017, 538,417 common share purchase warrants exercisable at $10.00 expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at August 31, 2017 and August 31, 2016, respectively:

Number of Warrants 2017	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

Number of Warrants 2016	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
538,417	$10.00	August 30, 2017	1.00	2,195,738
160,519	$3.50	March 1, 2019	2.50	603,370
23,636	$12.50	August 31, 2019	3.00	126,729
722,572			1.40	2,935,837

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2017	2016	2015
Weighted Average Shares Outstanding, basic	2,663,614	2,077,096	276,989
Weighted Average Shares Outstanding, diluted	2,663,614	2,077,096	375,551

At August 31, 2017, there were 155,000 stock options and 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)            Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price $
Balance, August 31, 2015	11,000	25.00
Expired	(2,700)	23.00
Granted	30,000	(21.90)
Balance, August 31, 2016	38,300	22.80
Granted	200,000	12.05
Expired	(83,300)	(13.63)
Balance, August 31, 2017	155,000	13.87

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following table is a summary of the Company's stock options outstanding and exercisable as at August 31, 2017 and August 31, 2016, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	2.20	November 11, 2019	5,000	0.50
$15.00	70,000	4.02	September 8, 2021	35,000	3.79
$13.00	80,000	4.02	September 8, 2021	80,000	4.38
	155,000	3.95		85,000	13.87

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$160.00	600	0.50	February 17, 2017	600	2.51
$160.00	200	0.27	December 8, 2016	200	0.84
$12.00	5,000	3.20	November 11, 2019	5,000	1.57
$12.00	2,500	0.27	December 8, 2016	2,500	0.78
$21.90	30,000	0.27	December 8, 2016	30,000	17.10
	38,300	4.48		38,300	22.80

e)	Stock Based Compensation

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $706,178.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options, 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $613,532.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $294,895.

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $235,393.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$5.90	$11.70
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

12.	Non-Cash Transactions

The following table summarizes the non-cash transactions for the years set out:

Non-cash transactions	August 31, 2017 ($)	August 31, 2016 ($)	August 31, 2015 ($)
Stock based compensation (Note 11 e)	1,849,998	615,924	112,693
Stock options expired (Note 11 d)	(1,066,882)	(60,143)	(11,112)
Warrants expired	(2,195,738)	-	(1,169,889)
Units issued as anti-dilution provision (Note 10)	184,705	6,896,800	-
Shares issued as anti-dilution provision (Note 10)	2,127	-
Shares issued to settle debt (Note 9 and 10)	-	6,371,457	-
Derivative warrants expired (Note 11)	-	(281,210)	(1,258,206)
Units issued as debt extinguishment (Note 10)	-	1,220,709	-
Debt settled in exchange of property	-	(277,473)
Shares to be issued to settle debt	-	-	925,611
Disposal of decommissioning obligation	-	-	135,064

13.	Financial Instruments and Concentration of Risks

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2017, trade and other receivables amounts are $Nil (August 31, 2016: $Nil). At August 31, 2017, included in other receivables is HST due from the Government of Canada in the amount of $41,007 (August 31, 2016: $14,800).

Concentration risk exists in cash because cash balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2017 ($)	August 31, 2016 ($)
Cash	1,040	449,983
Balance	1,040	449,983

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without significant revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	529,823	529,823	-	-	-
Total	529,823	529,823	-	-	-

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

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

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2017 ($)	August 31, 2016 ($)
Cash	77	6,157
Prepaid expenses and deposits	-	7,814
Trade and other payables	(38,777)	(26,322)
Net assets (liabilities) denominated in US$	(38,700)	(12,351)
Net assets (liabilities) CDN dollar equivalent at period end (1)	(48,514)	(16,209)

(1)       Translated at the exchange rate in effect at August 31, 2017 $1.2536 (August 31, 2016 $1.3124)

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2017		August 31, 2016
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(3,041)	3,041	(1,064)	1,064
10%	(6,082)	6,082	(2,127)	2,127
15%	(9,123)	9,123	(3,191)	3,191

(ii)       Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

(iii)       Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, secured note receivable and trade and other payables. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

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

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		August 31, 2017		August 31, 2016
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	1,040	1,040	449,983	449,983
Other financial liabilities:
Trade and other payables		529,823	529,823	1,173,231	1,173,231

Cash is stated at fair value (Level 1 measurement). The carrying value of trade and other payables approximate their fair value due to the short-term maturity of these financial instruments.

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

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2017 and 2016, the Company considered its capital structure to be comprised of shareholders’ deficiency.

14.	Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory tax rate of 26.5% to the effective tax rate is as follows:

	2017	2016	2015
Net loss before recovery of income taxes	$2,097,738	$13,531,587	$1,436,812
Expected income tax (recovery) expense	(555,901)	(3,585,871)	(380,755)
Share based compensation and non-deductible expenses	302,853	-	-
Debt forgiveness	236,907	-	-
Non-taxable items and others	-	3,458,054	230,893
Change in tax benefits not recognized	16,141	127,817	149,862
Income tax (recovery) expense	$-	$-	$-

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2017	2016	2015
Non-capital losses carried forward - Canada	$5,154,600	$1,313,096	$1,187,152
Share issue costs	16,790	5,621	3,748
Capital losses carry forwards	-	28,070	28,070
Oil and gas interests	-	76,713	76,713
Unrecognized deferred tax asset	$5,171,390	$1,423,500	$1,295,683

The Company’s Canadian non-capital losses expire as follows:

2030	703,290
2031	648,300
2032	1,200,570
2033	870,780
2034	662,600
2035	258,560
2036	766,380
2037	44,120
$5,154,600

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

15.	Discontinued Operations and Dissolution of Subsidiary

a)	Discontinued Operations of Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and a General Security Agreement, the Company and Benchmark Enterprises Inc., (“Benchmark”) entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 for the extinguishment of the Secured Note and Interest in the amount of $1,762,328. The Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc. and issued 100,000 common shares of the Company to Benchmark.

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

	August 31, 2016	August 31, 2015
Expenses
Accretion	$-	$1,498
General and administrative	6,020	73,347
Bad debt expense	-	29,756
Impairment loss on marketable securities	-	167,815
Impairment loss on exploration and evaluation assets	-	4,490,045
Loss from discontinued operations	(6,020)	(4,762,461)
Foreign currency translation	-	(4,692)
Total loss from discontinued operations	$(6,020)	$(4,767,153)
Loss per share from discontinued operations, basic and diluted	$(0.000)	$(17.194)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the periods set out:

	August 31, 2016	August 31,2015
Cash provided by (used in)
Operating activities
Net loss from discontinued operations	$(6,020)	$(4,762,461)
Accretion	-	1,498
Impairment loss on marketable securities	-	167,815
Impairment loss on exploration and evaluation assets	-	4,490,045
Net changes in non-cash working capital
Accounts receivable	-	79,790
Accounts payable	-	(58,979)
Deferred revenue	-	(177,804)
Cash provided by (used in) operating activities, discontinued operations	(6,020)	(260,096)
Investing activities
Additions to exploration and evaluation assets, net	-	(109,874)
Cash used in investing activities, discontinued operations	-	(109,874)
Financing activities
Loans payable	-	279,053
Cash provided by financing activities, discontinued operations	-	279,053
Net cash provided by (used in) discontinued operations	$(6,020)	$(90,917)

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

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

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following table presents the effect of the disposal of 1354166 Alberta on the Consolidated Statement of Financial Position of the Company:

February 29, 2016
Cash	$2,564
Accounts Receivable	3,391
Accounts payable	(14)
Provisions (Note 12)	(11,563)
Net assets and liabilities of 1354166 Alberta	$(5,622)

c)	Dissolution of Dyami Energy, LLC

Effective April 3, 2014, the Company’s former wholly owned subsidiary Dyami Energy, LLC (“Dyami Energy”) was dissolved.

The Company’s investment in Dyami Energy had been derecognized from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations of Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 were previously recorded by the Company as financial liabilities and in the current period recognized as a gain upon de-recognition of financial liabilities.

16.	Subsequent Events

Subsequent to the year ended August 31, 2017, the Company’s Chief Financial Officer advanced the Company $35,000.

Subsequent to the year ended August 31, 2017, the Company received a non interest bearing due on demand loan of US $20,000.

Subsequent to the year ended August 31, 2017, the Company executed a non-binding Letter of Intent with Grown Rogue Unlimited, LLC, an Oregon limited liability company (“Grown Rogue”) according to which it is contemplated that the Company will combine its business operations with Grown Rogue (the “Transaction”) resulting in a reverse take-over of the Company by Grown Rogue. The Transaction as currently contemplated will result in Grown Rogue becoming a wholly-owned subsidiary of the Company or otherwise combining its corporate existence with a wholly-owned subsidiary of the Company. No representation is given that the Transaction will close however if closed as contemplated it is expected that: (a) the current holders of the Company securities will own, and have the right to acquire upon exercise of warrants and options, common shares representing 3.6% of fully diluted common shares of the Resulting Issuer; (b) 55,500,000 post consolidated common shares of the Company (“Nov Shares”), or as adjusted such that the owners of Grown Rogue will own at least 75.9% of the Resulting Issuer on the closing of the Transaction, will be issued to the owners of Grown Rogue in exchange for all of the issued and outstanding equity membership interests of Grown Rogue based on a valuation acceptable to the parties of at least $27,750,000 and Nov Shares being issued at $0.50 per share and (c) purchasers of Offered Securities issued in the Private Placement will own 20.5% of fully diluted common shares of the Resulting Issuer.

Prior to the closing of the Private Placement and the Transaction, if at all, it is intended that the Company will complete a consolidation (the “Consolidation”) of its common shares on the basis of two (2) pre-consolidated common shares for one (1) post-consolidated common share.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to 6% Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC(12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)
4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)

87

4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy, Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement dated December 3, 2013 between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)
4.35	Articles of Amendment, effective August 25, 2014 (14)
4.36	Amendment dated January 21, 2014 to the Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (15)
4.37	Joint Development Agreement dated April 11, 2014 by and among Quadrant Resources LLC Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.38	Secured Convertible Promissory Note, General Security Agreement and Release dated August 31, 2014 between Eagleford Energy Inc. and Benchmark Enterprises LLC (15)
4.39	Articles of Incorporation of EEZ Operating Inc. effective May 12, 2015 (16)
4.40	Settlement Agreement effective as of March 31, 2015, by and between Stratex Oil & Gas Holdings, Inc., Quadrant Resources LLC, and Eagleford Energy Corp. (16)
4.41	Settlement and Exercise of Security Agreement effective August 31, 2015, between Eagleford Energy Corp. and Benchmark Enterprises LLC (16)
4.42	Articles of Amendment, effective February 1, 2016 (17)
4.43	Articles of Amendment, effective February 29, 2016 (18)
4.44	Asset Purchase Agreed dated March 4, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (19)
4.45	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (20)
4.46	Employment Agreement with Ritwik Uban, dated September 9, 2016 (21)
4.47	Articles of Amendment, effective May 26, 2017 (22)
4.48	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (23)
4.49	Consent of Schwartz Levitsky Feldman llp dated December 29, 2017 (24)
8.1	Subsidiaries of Novicius Corp. (24)
12.1/12.2	Section 302 Certification of Chief Executive and Financial Officer (24)
13.1/13.2	Section 906 Certification of Chief Executive and Financial Officer (24)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F on December 31, 2012
(13)	Previously filed by Registrant on Form 20F on December 24, 2013
(14)	Previously filed by Registrant on Form 6-K on August 20, 2014
(15)	Previously filed by Registrant on Form 20F on December 31, 2014
(16)	Previously filed by Registrant on Form 20F on December 31, 2015
(17)	Previously filed by Registrant on Form 6-K on February 4, 2016
(18)	Previously filed by Registrant on Form 6-K on March 9, 2016

88

(19)	Previously filed by Registrant on Form 6-K on April 7, 2016
(20)	Previously filed by Registrant on Form 6-K on December 29, 2016
(21)	Previously filed by Registrant on Form 20F on March 20, 2017
(22)	Previously filed by Registrant on Form 6-K on April 28, 2017
(23)	Previously filed by Registrant on Form 6-K on November 22, 2017
(24)	Filed as an Exhibit hereto

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVICIUS CORP.

By:	/s/ Ritwik Uban
Name: Ritwik Uban
Title: Chief Executive Officer

Date: December 29, 2017

89

INDEX TO EXHIBITS

Exhibit #	Description
1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eagleford Energy Inc.) (1)
1.6	Articles of Amalgamation dated November 30, 2009 (3)
4.1	2000 Stock Option Plan (1)
4.2	Code of Business Conduct and Ethics (1)
4.3	Audit Committee Charter (1)
4.4	Petroleum and Natural Gas Committee Charter (1)
4.5	Compensation Committee Charter (1)
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd. (1)
4.7	Amended Audit Committee Charter (3)
4.8	Amended Stock Option Plan (4)
4.9	Asset Purchase Agreement between Eagleford Energy Inc., and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.10	Addendum dated June 10, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.11	Addendum 2 dated June 30, 2010 to the Asset Purchase Agreement between Eagleford Energy Inc. and Source Re-Work Program Inc., dated May 12, 2010 (6)
4.12	Acquisition Agreement among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC dated August 10, 2010 (5)
4.13	Financial Advisory Services Agreement between Eagleford Energy Inc. and GarWood Securities, LLC dated June 10, 2010 (6)
4.14	Amended Stock Option Plan, February 24, 2011 (7)
4.15	Amendment dated December 31, 2011 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (8)
4.16	Consent of Sproule Associates Limited dated February 16, 2012 (9)
4.17	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2011 (11)
4.18	Amended Stock Option Plan, February 24, 2012 (8)
4.19	By-Law No. 1, February 24, 2012 (8)
4.20	Articles of Amendment, effective March 16, 2012 (10)
4.21	2nd Amendment dated June 30, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.22	Evaluation of P&NG Reserves of Eagleford Energy Inc., at August 31, 2012 (12)
4.23	Consent of Sproule Associates Limited dated (12)
4.24	Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated June 1, 2012 (12)
4.25	Amendment dated April 13, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.26	Amendment No. 2 dated July 17, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.27	Amendment No. 3 dated August 14, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.28	Amendment No. 4 dated August 31, 2012 to Placement Agency Agreement dated March 12, 2012 between Eagleford Energy Inc. and Gottbetter Capital Markets, LLC (12)
4.29	3rd Amendment dated November 23, 2012 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (12)
4.30	4th Amendment dated March 1, 2013 to Secured Promissory Note between Eagleford Energy Inc. and Benchmark Enterprises LLC (13)

4.31	Eagleford Energy, Zavala Inc., Certificate of Incorporation dated August 29, 2013 (13)
4.32	Rule 14 Agreement among The Matthews Family Mineral Account, LP, Delta Star Holdings, LLC, Dyami Energy, LLC, Eagleford Energy Inc.,OGR Energy Corporation, OGR 2000 Ltd., and Texas Onshore Energy, Inc. (13)
4.33	Termination of Financial Advisory Agreement between Eagleford Energy Inc. and The PrinceRidge Group LLC dated September 5, 2013 (13)
4.34	Joint Development Agreement dated December 3, 2013 between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc. (13)
4.35	Articles of Amendment, effective August 25, 2014 (14)
4.36	Amendment dated January 21, 2014 to the Joint Development Agreement between Eagleford Energy Inc., Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.37	Joint Development Agreement dated April 11, 2014 by and among Quadrant Resources LLC Eagleford Energy, Zavala Inc., and Stratex Oil and Gas Holdings, Inc.(15)
4.38	Secured Convertible Promissory Note, General Security Agreement and Release dated August 31, 2014 between Eagleford Energy Inc. and Benchmark Enterprises LLC (15)
4.39	Articles of Incorporation of EEZ Operating Inc. effective May 12, 2015 (16)
4.40	Settlement Agreement effective as of March 31, 2015, by and between Stratex Oil & Gas Holdings, Inc., Quadrant Resources LLC, and Eagleford Energy Corp. (16)
4.41	Settlement and Exercise of Security Agreement effective August 31, 2015, between Eagleford Energy Corp. and Benchmark Enterprises LLC (16)
4.42	Articles of Amendment, effective February 1, 2016 (17)
4.43	Articles of Amendment, effective February 29, 2016 (18)
4.44	Asset Purchase Agreed dated March 4, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (19)
4.45	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (20)
4.46	Employment Agreement with Ritwik Uban dated September 9, 2016 (21)
4.47	Articles of Amendment, effective May 26, 2017 (22)
4.48	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (23)
4.49	Consent of Schwartz Levitsky Feldman llp dated December 29, 2017 (24)
8.1	Subsidiaries of Novicius Corp. (24)
12.1	Section 302 Certification of Chief Executive (24)
12.2	Section 302 Certification of Chief Financial Officer (24)
13.1	Section 906 Certification of Chief Executive (24)
13.2	Section 906 Certification of Chief Financial Officer (24)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant as part of Amendment #2 to Registration Statement on Form 20F/A on July 14, 2009
(3)	Previously Filed by Registrant on Form 6 K on December 1, 2009
(4)	Previously filed by Registrant on Form 20F/A on March 12, 2010
(5)	Previously filed by Registrant on Form 6-K on September 16, 2010
(6)	Previously Filed by Registrant on Form 20F on February 11, 2011
(7)	Previously filed by Registrant on Form 6-K on January 27, 2011
(8)	Previously filed by Registrant on Form 6-K on February 1, 2012
(9)	Previously filed by Registrant on Form 20F on February 16, 2012
(10)	Previously filed by Registrant on Form 6-K on March 9, 2012
(11)	Previously filed by Registrant on Form 20F/A on April 26, 2012
(12)	Previously filed by Registrant on Form 20F on December 31, 2012
(13)	Previously filed by Registrant on Form 20F on December 24, 2013
(14)	Previously filed by Registrant on Form 6-K on August 20, 2014
(15)	Previously filed by Registrant on Form 20F on December 31, 2014
(16)	Previously filed by Registrant on Form 20F on December 31, 2015
(17)	Previously filed by Registrant on Form 6-K on February 4, 2016
(18)	Previously filed by Registrant on Form 6-K on March 9, 2016
(19)	Previously filed by Registrant on Form 6-K on April 7, 2016
(20)	Previously filed by Registrant on Form 6-K on December 29, 2016
(21)	Previously filed by Registrant on Form 20F on March 30, 2017
(22)	Previously filed by Registrant on Form 6-K on April 28, 2017
(23)	Previously filed by Registrant on Form 6-K on November 22, 2017
(24)	Filed as an Exhibit hereto