Form 20-F
period 2018-08-31
Grown Rogue International Inc.
filed 2019-01-15
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________________

For the transition period from_________________to______________

Commission File Number: 000-53646

GROWN ROGUE INTERNATIONAL INC.

(formerly NOVICIUS CORP.)

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

340 Richmond Street West, Toronto, Ontario, Canada,

M5V 1X2

(Address of principal executive offices)

Obie Strickler, Telephone (416) 364-4039, Fax (416) 364-8244

340 Richmond Street West, Toronto, Ontario, Canada, M5V 1X2

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of August 31, 2018, was 5,283,164 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

ii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “Grown Rogue” means Grown Rogue International Inc. (Formerly: Novicius Corp), and its subsidiaries, unless the context requires otherwise.

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

NOTE REGARDING MATERIAL CHANGE IN BUSINESS

Subsequent to the year ended August 31, 2018, the Company executed a Definitive Transaction Agreement, dated October 31, 2018 (the “Definitive Agreement”), with Grown Rogue Canada, Inc. (“Grown Rogue Canada”), Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (“GRUS”). Pursuant to the Definitive Agreement, the Company combined its business operations with GRUS (the “Transaction”) resulting in a reverse take-over of the Company by GRUS (See Item 4.A “History and Development of the Company”). A copy of the Definitive Agreement is attached to this Form 20-F as Exhibit 1.21. The Transaction was consummated on November 15, 2018, and the Company changed its name from Novicius Corp. to Grown Rogue International Inc. and began conducting the principal business of GRUS.

Immediately prior to the Transaction, the Company had ceased its previous business operations as an emerging media and internet company with a focus on user experience and engagement. Following the Transaction, GRUS and its subsidiaries became the Company’s only operating assets.

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

Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures about Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.       DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.       ADVISERS

Not applicable.

C.       AUDITORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A.       OFFER STATISTICS

Not applicable.

B.       METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2018, 2017, 2016, 2015, and 2014. You should read this information in conjunction with our Audited Consolidated Financial Statements, including the Audit Report which is dated December 31, 2018 and related notes, for the years ended August 31, 2018, 2017, and 2016 (See Item 18: “Financial Statements”), as well as Items 4 and 5 of this Annual Report (“Information on the Company” and “Operating and Financial Review and Prospects,” respectively).

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The selected consolidated statement of operations data set forth below for the years ended August 31, 2018 and August 31, 2017 and the selected consolidated statement of financial position information set forth below as of August 31, 2018 and 2017 is derived from our consolidated financial statements, which have been audited by MNP LLP, Chartered Accountants, Toronto, Canada. The selected consolidated statement of operations data set forth below for the years ended August 31, 2016, 2015 and 2014 and the selected consolidated statement of financial position information set forth below as of August 31, 2016, 2015 and 2014 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada. Consolidated financial statements for fiscal years 2018, 2017, and 2016 are attached to and form a part of this Annual Report under Item 18 – Financial Statements. Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with Item 5: “Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

GROWN ROGUE INTERNATIONAL INC.

Prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”)

(STATED IN CANADIAN DOLLARS)

Except share and per share data

	CONSOLIDATED STATEMENT OF FINANCIAL POSITION YEARS ENDED AUGUST 31,
	2018	2017	2016	2015	2014
Cash	$28,906	$1,040	$449,983	$32,192	$103,215
Total assets	$33,043	$42,047	$482,582	$93,115	$5,296,928
Total liabilities	$832,631	$529,823	$1,173,231	$3,326,275	$8,016,363
Total shareholders’ equity (deficiency)	$(799,588)	$(487,776)	$(690,649)	$(3,233,160)	$(2,719,435)

	2018	2017	2016	2015	2014
Revenue
Advertising revenue	$—	$20,788	$—	$—	$—
Natural gas sales	—	—	—	53,055	65,024
Total revenue		20,788	$—	53,055	65,024
Expenses
Operating costs	—	—	—	24,910	17,138
Depletion and accretion	—	—	—	—	1,536
Research, content development and technology support	—	313,106	160,519	—	—
Hosting, advertising and technology services	2,864	71,423	45,272	—	—
General and administrative	304,880	508,241	418,206	89,007	403,425
Loss on foreign exchange	4,068	1,433	21,890	415,345	101,427
Stock based compensation	204,511	1,614,605	615,924	84,520	—
Stock based compensation-non employees	—	235,393	—	28,173	—
Anti-dilution fees	—	186,832	—	—	—
Gain on de-recognition of financial liabilities	—	(893,990)	—	—	—
Impairment loss on secured note receivable	—	81,483	—	—	—
Gain on disposal of subsidiary	—	—	(68,489)	(615,881)	—
Gain on extinguishment of derivative liabilities	—	—	(281,210)	(1,258,206)	(709,299)
Interest expense	—	—	12,812	280,299	284,038
Loss on settlement of debt	—	—	12,489,249	—	1,335,935
Impairment loss on marketable securities	—	—	120,125	—	—
(Gain) loss on derivative liabilities	—	—	—	(2,653,591)	2,735,476
Marketing and public relations	—	—	—	(22,800)	(14,250)
Accretion of secured convertible note	—	—	—	475,755	—
Gain on settlement of litigation	—	—	—	(120,125)	—
Impairment loss on property and equipment	—	—	—	—	—
Impairment loss on exploration and evaluation	—	—	—	—	1,315,276
Compensation expense on re-pricing of units	—	—	—	—	—
	516,323	2,118,526	13,534,298	(3,272,594)	5,470,702

Net income (loss) from continuing operations	(516,323)	(2,097,738)	(13,534,298)	3,325,649	(5,405,678)
Net income (loss) from discontinued operations net of tax		—	2,711	(4,762,461)	(608)
Net loss	(516,323)	(2,097,738)	(13,531,587)	(1,436,812)	(5,406,286)

Impairment loss on marketable securities	—	—	110,525	(110,525)	—
Foreign currency translation	—	—	—	—	—
Continuing operations	—	—	—	—	—
Discontinued operations	—	—	—	(4,692)	(199,965)
Total other comprehensive income (loss)		—	110,525	(115,217)	(199,965)

Net loss from operations and comprehensive income (loss)		$(2,097,738)	$(13,421,062)	$(1,552,029)	$(5,606,251)
Earnings (loss) per share, basic
Continuing operations	$(0.098)	$(0.788)	$(6.516)	$12.006	$(42.657)
Discontinued operations	$0.000	$0.000	$0.001	($17.194)	$(0.000)
Total loss per share, basic	$(0.0098)	$(0.788)	$(6.515)	$(5.187)	$(42.657)
Earnings (loss) per share, diluted
Continuing operations	$(0.098)	$(0.788)	$(6.516)	$8.855	$(42.657)
Discontinued operations	$0.000	$0.000	$0.001	($17.194)	$(0.000)
Total loss per share, diluted	$(0.0098)	$(0.788)	$(6.515)	($8.338)	$(42.657)

Weighted average shares outstanding, basic	5,283,164	2,663,614	2,077,096	276,989	126,753
Weighted average shares outstanding, diluted	5,283,164	2,663,614	2,077,096	375,551	126,753

Exchange Rate Information

On November 30, 2018, being the last day of November 2018, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars was $0.7518.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	2018	2017	2016	2015	2014
Average exchange rate CDN$ per US$1.00	$0.7855	0.7564	0.7540	0.8466	0.9367

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each of the six months ended November 30, 2018 are as follows:

	Exchange rate CDN$ per US$1.00
Month	Low	High
November 2018	$0.7518	$0.7641
October 2018	$0.7609	$0.7811
September 2018	$0.7583	$0.7749
August 2018	$0.7603	$0.7742
July 2018	$0.7544	$0.7682
June 2018	$0.7513	$0.7744

B.       CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

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

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR REFERRED TO IN THIS ANNUAL REPORT, BEFORE PURCHASING SHARES OF OUR SECURITIES. THERE ARE NUMEROUS AND VARIED RISKS, KNOWN AND UNKNOWN, THAT MAY PREVENT US FROM ACHIEVING OUR GOALS. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES WE WILL FACE. IF ANY OF THESE RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATION MAY BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE AND INVESTORS IN OUR SECURITIES COULD LOSE ALL OR PART OF THEIR INVESTMENT. THE INFORMATION IN THIS ANNUAL REPORT IS COMPLETE AND ACCURATE AS OF THE DATES REFERENCED HEREIN, BUT THE INFORMATION MAY CHANGE AFTER SUCH DATE.

SHOULD ONE OR MORE OF THE FOREGOING RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD THE UNDERLYING ASSUMPTIONS OF OUR BUSINESS PROVE INCORRECT, ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED OR PLANNED.

Many of the risk factors described in this Section relate to GRUS and are inapplicable to operations in existence during fiscal year 2018.

Risks Factors Relating to Our Business

GRUS’s Business is Illegal under U.S. Federal Law. The Company, through its subsidiaries, engages in the medical and adult-use marijuana industry in the United States where local state law permits such activities. Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA. State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a national level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as the Company for violation of federal law or they may seek to bring an action or actions against the Company and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through a memorandum dated August 29, 2013 and titled “Guidance Regarding Marijuana Enforcement” (the “Cole Memorandum”), had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition. However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

The Cole Memorandum was rescinded by Jeff Sessions, the US Attorney General, in January 2018. The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law, which is expected to have a material adverse effect, financially, operational and otherwise, on state-approved cannabis businesses, including GRUS.

In Oregon, Billy J. Williams is the United States Attorney for the District of Oregon. He is a former Multnomah County (Oregon) Deputy District Attorney, who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed the federal prosecutor for Oregon.

On January 4, 2018, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because marijuana is illegal under U.S. federal law, investing in a cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis businesses, including but not limited to, investors and lenders, may be indicted under U.S. federal law. Your investment in the Company may: (a) expose you personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with GRUS’ business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of GRUS. The risk of strict enforcement of the Federal CSA remains uncertain.

Other Laws and Regulations. The industry in which GRUS operates could subject the Company and/or GRUS to comply with a myriad of other federal, state and local laws and regulations, which could include, among others, laws and regulations relating to cannabis, personally identifiable information, wage and hour restrictions, health and safety matters, consumer protection and environmental matters. Compliance with such laws and regulations may be costly and a failure to comply with such laws and regulations could result in fines, penalties, litigation and other liability that could materially adversely affect the Company.

The Company’s business and products are and will continue to be regulated by the Oregon Liquor Control Commission (the “OLCC”) and other regulatory bodies as applicable laws continue to change and develop. Regulatory compliance with the OLCC and other regulatory bodies, and the process of obtaining regulatory approvals, can be costly and time-consuming. Further, the Company cannot predict what kind of regulatory requirements its business will be subject to in the future. Any delays in obtaining, or failure to obtain, regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company.

Local, state and U.S. federal laws and enforcement policies concerning marijuana-related conduct are changing rapidly and will continue to do so for the foreseeable future. Changes in applicable law are unpredictable and could have a material adverse effect on the Company. Changes in applicable laws or regulations could significantly diminish the Company’s prospects. The Company has little or no control over potential changes to laws or regulations that may affect its business, including the business of GRUS.

Additionally, governmental regulations affect taxes and levies, healthcare costs, energy usage and labor issues, all of which may have a direct or indirect effect on the Company’s business and its customers or suppliers. Changes in these laws or regulations, or the introduction of new laws or regulations, could increase the costs of doing business for the Company, or its customers or suppliers, or restrict the Company’s actions, causing the Company to be materially adversely affected.

Current and Future Consumer Protection Regulatory Requirements. The Company may manufacture and sell food and other products for human consumption which involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases. Even though the Company intends to grow and sell products that are safe, it has potential product liability risk from the consuming public. The Company could be party to litigation based on consumer claims, product liability or otherwise that could result in significant liability for the Company and adversely affect its financial condition and operations. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that the Company’s products caused illness or injury could adversely affect its reputation with existing and potential customers and its corporate and brand image.

The US Food and Drug Administration (the “FDA”) may now or in the future regulate the material content of the Company’s products pursuant to the Federal Food, Drug and Cosmetic Act and the Consumer Product Safety Commission (the “CPSC”), and regulates certain aspects of certain products intended for human consumption pursuant to various U.S. federal laws, including the Consumer Product Safety Act and the Poison Prevention Packaging Act. The FDA and the CPSC can require the manufacturer of defective products to repurchase or recall these products and may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which the Company sells or intends to sell its products. In addition, certain state laws restrict the sale of packaging with certain levels of heavy metals and impose fines and penalties for noncompliance. A recall of any of the Company’s products or any fines and penalties imposed in connection with noncompliance could have a materially adverse effect on its business.

Operational Risks. The Company will be affected by a number of operational risks and it may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which it may elect not to insure because of the cost. This lack of insurance coverage could have a material adverse effect on the Company.

No Operating History. While the Company’s principals have operated other successful cannabis companies, GRUS is recently formed and has a limited operating history and has no record of prior performance as a separate enterprise. GRUS faces the general risks associated with any new business operating in a competitive industry, including the ability to fund operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that GRUS or the Company will achieve its anticipated investment objectives or operate profitably. The Company’s business must be considered in light of the risks, expenses, and problems frequently encountered by companies in their early stages of development. Specifically, such risks may include, among others:

●	inability to fund operations from unpredictable cash flows;
●	failure to anticipate and adapt to developing markets;
●	inability to attract, retain and motivate qualified personnel; and
●	failure to operate profitably in a competitive industry.

There can be no assurance that the Company will be successful in addressing these risks. To the extent it is unsuccessful in addressing these risks, the Company may be materially and adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability.

The Company will not be able to deduct many normal business expenses. Under Section 280E of the US Internal Revenue Code (“Section 280E”), many normal business expenses incurred in the trafficking of marijuana and its derivatives are not deductible in calculating federal and Oregon income tax liability. A result of Section 280E is that an otherwise profitable business may in fact operate at a loss, after taking into account its income tax expenses. Although the Company has accounted for Section 280E in its financial projections and models, the application of Section 280E may have a material adverse effect on the Company.

External Factors. The Company’s business strategy includes commercial scale production and sales of cannabis. The success of this strategy is subject to numerous external factors, such as the availability of suitable land packages, the Company’s ability to attract, train and retain qualified personnel, the ability to access capital, the ability to obtain required state and local permits and licenses, the prevailing laws and regulatory environment of each jurisdiction in which the Company may operate, which are subject to change at any time, the degree of competition within the industries and markets in which the Company operates and its effect on the Company’s ability to retain existing and attract new customers. Some of these factors are beyond the Company’s control.

Failure to Manage Growth Effectively. The rapid execution necessary for the Company to successfully implement its business strategy requires an effective planning and management process. The Company anticipates significant growth and will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train and manage its personnel. There can be no assurance that the Company’s procedures or controls will be adequate to support operations. If the Company is unable to manage growth effectively, it could suffer a material adverse effect.

Changes in Industry Standards. The industry in which the Company operates could be subject to rapid changes, including, among others, changes in consumer requirements and preferences. There can be no assurance that the demand for any products or services offered by the Company will continue, or that the mix of the Company’s future product and service offerings will satisfy evolving consumer preferences. The success of the Company will be dependent upon its ability to develop, introduce and market products and services that respond to such changes in a timely fashion. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. The Company’s failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for the Company’s products, which would in turn cause a material adverse impact to the Company.

Dependence on Technology. The Company relies on information technology systems. All of these systems are dependent upon computer and telecommunications equipment, software systems and Internet access. The temporary or permanent loss of any component of these systems through hardware failures, software errors, the vulnerability of the Internet, operating malfunctions or otherwise could interrupt the Company’s business operations and materially adversely affect the Company.

Failure to Protect Intellectual Property. Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, the U.S. Patent and Trademark Office will not permit the registration of any trademark that identifies marijuana products. As a result, the Company likely will be unable to protect the marijuana product trademarks beyond the geographic areas in which the Company conducts business. The use of GRUS trademarks by one or more other persons could have a material adverse effect on the Company.

Even if the Company obtains federal, state or international trademark or copyright registrations for any products or services it develops, such registrations may not provide adequate protection. The Company may also rely on federal, state and international trade secret, trademark and copyright laws, as well as contractual obligations with employees and third parties, to protect intellectual property. Such laws and contracts may not provide adequate protection. Despite the efforts to protect its intellectual property, unauthorized parties may attempt to copy aspects of the Company’s products or services, or obtain and use information that the Company regards as proprietary. The Company’s efforts to protect its intellectual property from third-party discovery and infringement may be insufficient and third parties may independently develop products or services similar to the Company or duplicate their products or services. In addition, third parties may assert that the Company’s products or services infringe their intellectual property.

Vulnerability to Rising Energy Costs. The Company’s marijuana growing operations will consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably. Increased energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. The Company’s future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy costs increase, there is no guarantee that such costs can be fully passed along to consumers through increased prices.

Agricultural Operations. Since the Company’s business revolves mainly around the cultivation of cannabis, an agricultural product, the risks inherent with agricultural businesses will apply. Such risks may include plant and other diseases, insect pests, adverse weather (including but not limited to drought, high winds, earthquakes and/or wildfire) and growing conditions, and new government regulations regarding farming and the marketing of agricultural products, among others. There is a risk that these and other natural elements will have a material adverse effect on the production of the Company’s products, which in turn could have a material adverse effect on its results of operations.

Security Risks. The business premises of GRUS are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation and processing facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Company fell victim to a robbery or theft, the loss of cash, cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of the Company.

Liability, Enforcement, Complaints, etc. The Company’s participation in the marijuana industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities. Litigation, complaints, and enforcement actions could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Licenses. The Company’s success depends on its ability to obtain and maintain marijuana licenses from state and local authorities including the Oregon Liquor Control Commission (the “OLCC”). If the Company fails to obtain or maintain one or more marijuana production licenses from the OLCC or other applicable state or local government authorities, its business will be limited to Oregon’s medical marijuana market only, which may not be a viable long-term business model. The Company’s failure to obtain and maintain a marijuana license from the OLCC or other applicable state or local governmental authorities would have a material adverse effect on it.

Limited Customer Base; Oregon Retail Price Decline. The customers of the Company’s cannabis production business will be limited to other state-licensed marijuana businesses that the Company operates in, which currently is limited to Oregon. The Company currently may not sell its products to any business or person located outside Oregon. Generally, the Company will not be able to sell any of its products outside of the state of production. Consequently, the Company’s customer base is limited to the jurisdictions it operates in for any cannabis based products, which currently is only Oregon. The retail and wholesale prices in Oregon of cannabis products have declined substantially in recent months due to an imbalance between demand for the products and the supply of the products. Such price declines, if sustained, will have a material adverse effect on the Company.

Local Laws and Ordinances. Although legal under Oregon state law, local governments have the ability to limit, restrict, and ban medical or recreational cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed, and have a material adverse effect on the Company.

The Company’s contracts may be unenforceable and property may be subject to seizure. As the U.S. Federal CSA currently prohibits the production, processing and use of marijuana, contracts with third parties (suppliers, vendors, landlords, etc.) pertaining to the production, processing, or selling of marijuana-related products, including any leases for real property, may be unenforceable. In addition, if the U.S. federal government begins strict enforcement of the Federal CSA, any property (personal or real) used in connection with a marijuana-related business may be seized by and forfeited to the federal government. In this case, the Company’s inability to enforce contracts or any loss of business property (whether the Company’s or its vendors’) will have a material adverse effect on the Company.

Third party service providers to the Company may withdraw or suspend their service. Because under U.S. federal law the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law, companies that provide goods and/or services to companies engaged in cannabis-related activities may, under threat of federal civil and/or criminal prosecution, suspend or withdraw their services. Any suspension of service and inability to procure goods or services from an alternative source, even on a temporary basis, that causes interruptions in the Company’s operations could have a material adverse effect on the Company.

The Company’s business is highly regulated and it may not be issued necessary licenses, permits, and cards. The Company’s business and products are and will continue to be regulated as applicable laws continue to change and develop. Regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. Even if the Company obtains one or more licenses from the OLCC or other applicable state or local governmental authorities, no assurance can be given that it will receive all of the other licenses and permits that will be required to operate. Further the Company cannot predict what kind of regulatory requirements its business will be subject to in the future.

The marijuana industry faces significant opposition in the United States. It is believed by many that large well-funded businesses may have strong economic opposition to the marijuana industry. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana industry. Any inroads the pharmaceutical industry could make in halting or impeding the marijuana industry could have a material adverse effect on the Company.

The size of the target market is difficult to quantify. Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, there can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

The Company has numerous competitors. Its marijuana production business is not, by itself, unique. The Company has numerous competitors throughout Oregon and other states utilizing a substantially similar business model. Excessive competition may impact sales and may cause the Company to reduce prices. Any material reduction in prices could have a material adverse effect on the Company. We are operating in a highly competitive industry where we may compete with numerous other companies in the marijuana industry, who may have far greater resources, more experience, and personnel perhaps more qualified than we do. There can be no assurance that we will be able to successfully compete against these other entities. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect our business, financial condition and results of operations.

The Company may not be able to obtain or maintain a bank account. Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, many cannabis businesses still operate on an all-cash basis. Operating on an all-cash or predominantly-cash basis would make it difficult for the Company to manage its business, pay its employees and pay its taxes, and may create serious safety issues for the Company, its employees and its service providers. Although the Company currently has several bank accounts, its inability to maintain those bank accounts, or obtain and maintain other bank accounts, could have a material adverse effect on the Company.

The protections of US bankruptcy law may be unavailable. As discussed above, the use of marijuana is illegal under U.S. federal law. Therefore, it may be argued that the federal bankruptcy courts cannot provide relief for parties who engage in marijuana or marijuana-related businesses. Recent bankruptcy court rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity. In addition, some courts have reasoned that courts cannot ask a bankruptcy trustee to take possession of and distribute marijuana assets as such action would violate the Federal CSA. Therefore, the Company may not be able to seek the protection of the bankruptcy courts for the equal protection of creditors or debtor-in-possession financing or obtain credit from federal-charted financial institutions.

The Company may have a difficult time obtaining insurance which may expose the Company to additional risk and financial liabilities. Insurance that is otherwise readily available, such as workers compensation, general liability, and directors and officers insurance, is more difficult for the Company to find, and more expensive, because it is in the cannabis industry. There are no guarantees that the Company will be able to find such insurance in the future, or that the cost will be affordable. If the Company is forced to go without such insurance, it may prevent the Company from entering into certain business sectors, may inhibit its growth, may expose the Company to additional risk and financial liabilities and could have a material adverse effect on the Company.

The Company’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result the Company may be found to be violating the laws of those jurisdictions. The Company’s websites, which advertise its products for use in connection with marijuana, are visible in jurisdictions where the medical and recreational use of marijuana is unlawful. As a result, the Company may face legal action brought against it by such jurisdictions for engaging in an activity illegal in that jurisdiction. Such an action could have a material adverse effect on the Company.

Currency Fluctuations. Due to the Company’s operations in the United States, and its intention to continue future operations outside Canada, the Company may be exposed to significant currency fluctuations. All or substantially all of the Company’s financings will be raised in Canadian dollars, but a substantial portion of the Company’s operating expenses are incurred in US dollars. There is no expectation that the Company will put any currency hedging arrangements in place. Fluctuations in the exchange rate between the US dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Risks Associated with Acquisitions. As part of its overall business strategy, the Company may pursue select strategic acquisitions after the completion of the Transaction, which could provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

Environmental Risks. The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not materially adversely affect the Company.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Border crossing for non-U.S. residents may create additional challenges. Although cannabis use and sale is legal and regulated in numerous U.S. states, individuals who are not U.S. residents and employed or involved with licensed cannabis companies could be denied entry or face lifetime bans from the U.S. for their involvement with such companies. There has been increasing anecdotal evidence of non-U.S. residents who are involved in the cannabis industry being denied entry at the U.S. border or facing lifetime bans from the U.S. after disclosing to U.S. border officials the nature of their work. The Company’s board is made up of both U.S. and non-U.S. residents, so there is no guarantee that certain members of the Company’s board would not be subject to such denials or bans. Should a director be prevented from entering the U.S., either in one instance or permanently, his or her ability to serve the Company as a board member could be hindered. This could equally impact any other non-U.S. resident employees employed by the Company.

The Company may suffer reduced profitability if it loses foreign private issuer status in the United States. If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of a “Foreign Private Issuer” under the rules of the U.S. Securities and Exchange Commission (the “SEC”). If the Company fails to qualify for Foreign Private Issuer status, it will remain unqualified unless it meets the test as of the last business day of its second fiscal quarter. This change in status could have a significant effect on the Company as it would significantly complicate the raising of capital through the offer and sales of securities and reporting requirements, resulting in increased audit, legal and administration costs. The loss of Foreign Private Issuer status could have a material adverse effect on the Company.

United States Tax Classification of the Company. The Company, which is and will continue to be a Canadian corporation as of the date of this Annual Report, generally would be classified as a non-United States corporation under general rules of United States federal income taxation. Section 7874 of the U.S. Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. Under section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States. (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an “Inversion”) if each of the following three conditions are met (a) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (b) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, and (c) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non- United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (clauses (a) – (c), collectively, the “Inversion Conditions”).

For this purpose, “expanded affiliated group” means a group of corporations where (a) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (b) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

The Company intends to be treated as a United States corporation for United States federal income tax purposes under Section 7874 of the U.S. Tax Code and is expected to be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of Section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the United States which could have a material adverse effect on it.

General Risk Factors

Market Reaction. The market reaction to the Transaction and the future trading prices of our shares cannot be predicted. Following the Transaction, the price of our shares fluctuated and it may continue to fluctuate significantly due to the market’s reaction to the Transaction and general market and economic conditions. An active trading market for the shares of our common stock may never develop or, if developed, it may not be sustained.

Holding Company Status. As a result of the Transaction, the Company is currently a holding company and essentially all of its operating assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt or other contracts, in each case, which could limit the ability to pay such dividends or distributions, if at all. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to Grown Rogue.

Limited Market for Securities. There can be no assurance that an active and liquid market for shares of our securities will be maintained and an investor may find it difficult to resell any of our securities.

Asset Location and Legal Proceedings. As a result of the Transaction, substantially all of the Company’s assets are located outside of Canada and many of its officers and directors, and their assets, will be resident outside of Canada. Serving process on the directors and officers may prove to be difficult or excessively time consuming. Additionally, it may be difficult to enforce a judgment obtained in Canada against the Company, its subsidiaries, and any directors and officers residing outside of Canada.

We require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at August 31, 2018, we had a working capital deficit of $799,588 and an accumulated deficit of $32,201,307. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from August 31, 2018. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

We have significant trade and other payables which may make it difficult to service our debts and adversely affects our ability to obtain additional financing. At August 31, 2018, we had trade and other payables in the amount of $703,306. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations.

We must continue to institute procedures designed to avoid potential conflicts involving our officers and directors. Some of our directors and officers are or may serve on the board of directors of other companies from time to time. Pursuant to the provisions of the Business Corporations Act (Ontario), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to us. To avoid the possibility of conflicts of interest that may arise out of their fiduciary responsibilities to each of the boards, all such directors have agreed to abstain from voting with respect to a conflict of interest between the applicable companies. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or members of management, may have a conflict.

We rely on the expertise of certain persons and must ensure that these relationships are developed and maintained. We are dependent on the advice and project management skills of various consultants and joint venture partners contracted by us from time to time. Our failure to develop and maintain relationships with qualified consultants and joint venture partners will have a material adverse effect on our business and operating results.

We must indemnify our officers and directors against certain actions. Our articles contain provisions that state that we must indemnify every director or officer, subject to the limitations of the Business Corporations Act (Ontario), against all losses or liabilities that our directors or officers may sustain or incur in the execution of their duties and subject to other applicable law. Our articles further state that no director or officer will be liable for any loss, damage, or misfortune that may happen to, or be incurred by us in the execution of his duties if he acted honestly and in good faith with a view to our best interests. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to us, though such an action, if successful, might otherwise benefit us and our shareholders.

Risks Factors Relating to Our Securities

Possible volatility of price of shares of our securities. The market price for our securities may be volatile and is subject to significant fluctuations in response to a variety of factors, including the liquidity of the market for our securities, variations in our quarterly operating results, regulatory or other changes in the cannabis industry generally, announcements of business developments by us or our competitors, litigation, changes in operating costs and variations in general market conditions. Because we have a limited operating history in the cannabis industry, the market price for our securities may be more volatile than that of a seasoned issuer. Changes in the market price of our securities may have no connection with our operating results. No predictions or projections can be made as to what the prevailing market price for our securities will be at any time.

Our investors may have difficulty selling our securities as there is a limited public trading market for such securities. An investor in the Company may find it difficult to resell our securities. There is only a limited public market for our securities, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the OTC Markets QB and the Canadian Securities Exchange. Our common stock has not been qualified under any applicable U.S. state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities: (a) lack of profits; (b) need for additional capital; (c) limited public market for such securities; (d) the applicability of certain resale requirements under the Securities Act; and (e) applicable blue sky laws and the other factors discussed in this Risk Factors section.

We do not anticipate paying dividends on shares of our common stock. We do not anticipate paying cash dividends on shares of our common stock in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide, in our sole discretion, not to pay dividends. The declaration, payment, and amount of any future dividends will be made at the discretion of our Board of Directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our Board of Directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock. Our organizational and corporate documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of November 30, 2018, we had outstanding the following common share purchase warrants: 21,253,089 warrants exercisable at $0.55 per share, 114,656 warrants exercisable at $4.90 per share, 16,883 warrants exercisable at $17.50 per share, 17,183 warrants exercisable at $14.00 per share and 757,125 broker warrants exercisable at $0.55 per share. As of November 30, 2018, we had no share purchase options outstanding. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

Applicable SEC rules governing the trading of “penny stocks” will limit the trading and liquidity of our common stock and may affect the trade price for our common stock. The SEC has adopted rules which generally define “penny stock” to be any equity security that has a market price (as defined) of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We expect that the penny stock rules will discourage investor interest in and limit the marketability of shares of our common stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives, and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements will make it more difficult for broker-dealers to recommend that their customers buy shares of our common stock, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

FINRA sales practice requirements may limit a shareholder’s ability to buy and sell our securities. In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a client, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that client. Prior to recommending speculative, low-priced securities to their non-institutional clients, broker-dealers must make reasonable efforts to obtain information about the client’s financial status, tax status, investment objectives, and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative, low-priced securities will not be suitable for at least some clients. FINRA requirements make it more difficult for broker-dealers to recommend that their clients buy our securities, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our securities.

As a public company we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance. As a public company, we are subject to numerous legal and accounting requirements in both Canada and the United States of America that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage compared to privately held and larger public competitors.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management. Changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. Our management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Changes in tax laws or tax rulings could materially affect our financial position and results of operations. Changes in tax laws or tax rulings could materially affect our financial position and results of operations. Due to the large and expanding scale of our international business activities, certain changes in the taxation of business activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

Because we are quoted on the OTCQB instead of a national securities exchange in the United States, our U.S. investors may have more difficulty selling their stock or experience negative volatility on the market price of our stock in the United States. In the United States, shares of our common stock are quoted on the OTCQB. The OTCQB is marketed as an electronic exchange for high growth and early stage U.S. companies and a prospective “final step toward a NASDAQ or NYSE listing” (although no assurances can be provided that such change of market shall occur). Trades are settled and cleared in the U.S. similar to any NASDAQ or NYSE stock and trade reports are disseminated through Yahoo, Bloomberg, Reuters, and most other financial data providers. The OTCQB may be significantly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the OTCQB as compared to a national securities exchange in the United States, such as the New York Stock Exchange, the NASDAQ Stock Market or the NYSE Amex. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. U.S. investors in shares of our common stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for shares of our common stock. Accordingly, our U.S. shareholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for shares of our common stock improves.

Volatility in our common share price may subject us to securities litigation, thereby diverting our resources that may have a material effect on our profitability and results of operations. The market for shares of our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. This type of litigation could result in substantial costs and could divert management’s attention and resources.

Rule 144 sales in the future may have a depressive effect on the price of shares of our common stock as an increase in supply of shares for sale, with no corresponding increase in demand may cause prices to fall. All of the outstanding shares of common stock held by the present officers, directors, and affiliate stockholders are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933 (the “Securities Act of 1933”), as amended. As restricted shares, these shares may be resold in the U.S. only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act of 1933 and as required under applicable state securities laws. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of the Company’s issued and outstanding common stock or the average of the four-week trading volume. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of six months if the Company is a current reporting company under the Securities Exchange Act of 1934. A sale under Rule 144 or under any other exemption from the Securities Act of 1933, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. In addition, if we are deemed a shell company pursuant to Section 12(b)-2 of the Act, our “restricted securities”, whether held by affiliates or non-affiliates, may not be re-sold for a period of 12 months following the filing of a Form 10 level disclosure or registration pursuant to the Securities Act of 1933.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) could have a material adverse effect on our business and our operating results. If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information, and have a negative effect on the trading price of our securities.

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

A failure to remediate any material weaknesses that we may identify or to implement new controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations, or result in material misstatements in our financial statements. Any such failure could adversely affect the results of the management evaluations of our internal controls. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

ITEM 4	INFORMATION ON THE COMPANY

Prior to the Transaction, we were an emerging media and internet company with a focus on user experience and engagement, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, interactive, entertaining and engaging look at content. Through our wholly owned subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.), the Company developed an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices.

As a result of the Transaction, we became a fully integrated, seed to experience cannabis brand with a focus on user experience. The Company delivers cannabis related products to cannabis users in the state of Oregon and intends to expand into other markets. GRUS manages indoor and outdoor growing facilities in the Rogue Valley of Southern Oregon to take advantage of the unique microclimates inherent to each of the various farm locations that help create varied flavor and product profiles while retaining the unique core characteristics that consumers desire.

Shares of our common stock trade on OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol GRIN. Our registered office and management office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. Telephone (416) 364-4039, Facsimile (416) 364-8244. Our books and financial records are located in the registered office and management office. Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

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

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in Ontario, Canada on September 22, 1978, under the Business Corporations Act (Ontario), under the name Bonanza Red Lake Explorations Inc. (“Bonanza Red Lake”). Between the time of our incorporation and fiscal year 2013, we operated predominantly as a mining and energy company. During that time period, we underwent various share consolidations, exchanges, and issuances of shares of our common stock. Our mining and energy operations took place in different parts of Canada and the United States. The Company’s name was changed from Bonanza Red Lake Explorations Inc. to Eugenic Corp, and then from Eugenic Corp to Eagleford Energy Inc.

During fiscal 2014 and 2015, the Company’s principal activities consisted of exploration, development and production of petroleum and natural gas properties.

Through the Company’s former wholly owned Alberta subsidiary, 1354166 Alberta Ltd., the Company held a 5.1975% working interest in a producing property located in the Botha area in the Province of Alberta, Canada.

The Company’s exploration and evaluation assets were located in Zavala County, Texas, USA. The Company, through its former US wholly owned subsidiary Eagleford Energy Zavala Inc. (“Zavala Inc.”), held an interest in a mineral lease, the 2,629 acre Matthews Lease.

During fiscal 2014, the Company entered into a Joint Development Agreement (the “Stratex JDA”) with Stratex Oil and Gas Holdings, Inc. (“Stratex”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex acted as operator and upon Stratex delivering (a) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc.; (b) delivering US $150,000 to the Company; and (c) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014. Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

During fiscal 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease. Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program (as defined below) and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by (a) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); (b) delivering US$100,000 to the Company upon execution of the JDA2 (paid); and (c) delivering US$65,000 to the Company on each of July 8, 2014, October 6, 2014, January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling US$303,712 as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

Effective March 31, 2015, the Company entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA to the Company and Quadrant, and issued to the Company 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid to the Company under the settlement agreement.

On July 2, 2015, the 2,629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units and the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

At August 31, 2014, the Company had issued a secured convertible promissory note to Benchmark Enterprises, LLC. (“Benchmark” or the “Note Holder”) with a face value of $1,608,149 (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Issuer of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to the Note Holder a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, the Company was unable to pay the Note principal of $1,608,149 plus interest of $154,179, totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. The Note Holder made demand for payment of all amounts owed to it under the Note and gave notice to the Company that it intended to exercise its security on the Company’s assets. The Company and the Note Holder entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 100,000 shares of common stock the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 shares of common stock and 5,750,000 Series A preferred shares (the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets were an intelligent content platform technology developed by the Vendor and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the transaction with the Vendor was estimated at $9,530,250 and agreed to be paid by the Company through the issuance of the Proposed Purchase Price Shares.

Subsequent to February 29, 2016, management of the Company came to the conclusion that certain representations and warranties made under the Asset Purchase Agreement were conceivably deficient and on November 24, 2016 the Company advanced a Notice of Claim. On December 22, 2016, it was agreed that all disputed matters contained in the Asset Purchase Agreement be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares the Company.

The Settlement Agreement closed effective January 20, 2017, when the Company returned the Acquired Assets to the Vendor and the Vendor returned the Proposed Purchase Price Shares previously issued to the Vendor and a full and final release in respect of all obligations under the purchase agreement with the Vendor was exchanged between the Vendor and the Company. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology.

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., an Alberta company.

On February 29, 2016, the Company entered into an asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on eight mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil.

During January and February 2017, the Company developed a technology-based platform, through its wholly owned subsidiary DoubleTap Daily Inc., (“DoubleTap”), creating a digital media asset designed to showcase content and deliver digital media to engage social discourse while facilitating advertising and eCommerce with the intent to improve the overall user experience. The Company launched the platform during March 2017 and also began implementing native advertising services and ad-overlay services on its digital media asset for commercialization.

During the summer of 2017, DoubleTap executed its strategy to drive revenues through technologies and services that deliver content, social and digital media, eCommerce and advertising. Management continued developing the asset, by focusing activities to acquire content creators, bloggers and influencers while building a sales pipeline to position growth. DoubleTap continued activities to expand its social media reach, and web presence of its website. The digital media marketplace is crowded and competitive and although DoubleTap’s web presence was growing, management was unable to sustain or build revenues that exceeded its expenditures. In the month of September of 2017, the Company maintained its digital media and advertising platform while pursuing further ventures of merit to enhance shareholder value. Such efforts resulted in a non-binding Letter of Intent to combine with GRUS as announced on September 28, 2017. To date, the Company has maintained DoubleTap’s digital media and advertising platform although its web presence has declined significantly due in part to management’s activities focused on performing due diligence and negotiations with GRUS. The Company intends to divest of DoubleTap and its business.

Effective November 15, 2018 and pursuant to the Definitive Agreement, the Company combined its business operations with GRUS, resulting in a reverse take-over of the Company by GRUS.

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

Our registered office and principal place of business in Ontario is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. Our telephone number at that address is (416) 364-4039.

B.       BUSINESS OVERVIEW

General

Immediately prior to the Transaction, the Company operated as an emerging media and internet company with a focus on user experience and engagement.

As a result of the Transaction and through GRUS, we are a fully integrated, seed to experience cannabis brand with a focus on user experience. The Company delivers cannabis related products to cannabis users in the state of Oregon and intends to expand into other markets. GRUS, an Oregon cannabis company, has five wholly-owned subsidiaries: Grown Rogue Gardens, LLC, an Oregon limited liability company (“GR Gardens”); Grown Rogue Distribution, LLC, an Oregon limited liability company (“GR Distribution”); GRU Properties, LLC, an Oregon limited liability company (“GRUP”); GRIP, LLC, an Oregon limited liability company (“GRIP”); and Grown Rogue Meds, LLC, an Oregon limited liability company (“GR Meds”). Through GRUS, the Company also has partial ownership of Idalia, LLC, an Oregon limited liability company (“Idalia”), and GRD Cali, LLC, a California limited liability company (“GRDC”); GRUS owns a 60% interest in each of Idalia and GRDC.

Through GR Gardens, the Company operates three cultivation facilities that currently service the Oregon recreational marijuana market: Manzanita Glen, Trail’s End, and the Medford Warehouse Project (the “Warehouse”). Grown Rogue is expanding its facilities, adding retail locations, and plans to enter the California market as a fully integrated cannabis company. GRUS, through its subsidiaries, GR Gardens and GR Distribution, currently holds four licenses (three producer licenses and one wholesale license) to do business in the Oregon recreational marijuana market. Generally, there are four types of marijuana businesses regulated by the Oregon Liquor Control Commission (the “OLCC”). “Marijuana producers” cultivate marijuana for wholesale. “Marijuana processors” produce marijuana extracts and products. “Marijuana wholesalers” may purchase marijuana and marijuana products to sell to marijuana retailers and other non-consumers. Lastly, “marijuana retailers” are allowed to sell marijuana.

●	Marijuana Producers can apply for two different license types under the OLLC regulatory structure. A Tier I license allows for up to a maximum of 5,000 square feet of indoor and 20,000 square feet of outdoor flowering canopy. A Tier II license allows for a maximum of 10,000 square feet of indoor and 40,000 square feet of outdoor flowering canopy. The differential between outdoor and indoor is if you use artificial lights during the flowering cycle it is considered indoor under the rules. Marijuana producers can sell their products directly to marijuana processors, Marijuana wholesalers or Marijuana retailers.
●	Marijuana Processors all operate under a single license. This license type includes both volatile and non-volatile extraction, mechanical (i.e. bubble hash or rosin press), and edible products. For each product contemplated by a processor, they must file for specific certificates in order to be legally allowed to produce the products. Marijuana processors can sell their products directly to marijuana wholesalers and marijuana retailers. Marijuana processors can also sell to other marijuana processor for additional processing but not for direct resale. Marijuana processors cannot sell their products to Marijuana Producers.
●	Marijuana Wholesalers are responsible for supply chain logistics and are generally responsible for taking the product from the manufacturer and getting it to a marijuana processor for extraction or marijuana retailer for direct sale to the customer. Marijuana wholesalers can sell products to other marijuana wholesalers, marijuana processors, or marijuana retailers. Marijuana wholesalers cannot sell their products to marijuana producers but are allowed to return marijuana to marijuana producers from which the marijuana wholesaler originally purchased the product from.

●	Marijuana retailers provide the storefront for retailer customers. Marijuana retailers are only allowed to sell to a customer who is over 21 with valid identification. Marijuana retailers cannot sell products to any other license type. Limited delivery options are available for marijuana retailers as long as they have license approval and stay within the jurisdiction of their license when doing the delivery and related items to individuals 21 years and older.

GR Gardens currently holds three producer licenses for the three properties described above (and has submitted an additional application for a producer license to the OLCC that is pending), and GR Distribution holds one wholesaler license. GR Distribution and GR Gardens jointly hold the producer license and the wholesale license at the Warehouse as the licenses are co-located in the same facility. GR Distribution and GR Gardens have also applied for a processor license for the Warehouse. Grown Rogue, through one or more of its subsidiaries, intends to acquire one or more Oregon retail licenses in the future.

Market Trend

The current trend of cannabis legalization in the United States has resulted in a significant opportunity. 54% of the U.S. population now lives in a state where marijuana has been legalized. The U.S. cannabis industry is projected to reach US$20.8 billion by year 2021 in consumer spending which is expected to generate an overall economic impact (based primarily on purchases by consumers and indirect revenue for growers and various subcontractors as well as money spent with businesses not affiliated with the sector, such as supermarkets) of $39.6 billion, 414,000 jobs and US$4 billion in tax receipts [Source: Report from Arcview Market Research and BDS Analytics, January 2018].

Production

GR Gardens is responsible for production of recreational marijuana using outdoor, greenhouse, and indoor production methodologies. GR Gardens holds three Tier II producer licenses from the OLCC. “Manzanita Glen”, an outdoor cultivation property leased in Josephine County, Oregon from GR Gardens’ sister company, GRUP, has 40,000 square feet of canopy. “Trail’s End”, an outdoor cultivation property leased from its sister company, GRU Properties in Jackson County, Oregon has 40,000 square feet of canopy. The Medford Warehouse project, an indoor cultivation property leased from its sister company, GRUP, is designed to have 10,000 square feet of canopy when fully constructed. The Warehouse is also the location of GR Distribution, the wholesale division of Grown Rogue and will also house the processing centre for all Grown Rogue Oregon products. The two outdoor projects are anticipated to provide 3,000 lbs combined of cannabis annually and the Warehouse project is estimated to produce 2,500 lbs annually when fully completed.

GRUS is located in the famed Emerald Triangle, which is well-known for the quality of its marijuana. With both indoor and outdoor operations, Grown Rogue is able to produce the high quality indoor flower through controlled atmosphere environment (CAE) operations. By carefully controlling temperature, humidity, C02 levels and other criteria, Grown Rogue is able to provide year-round supply of high quality marijuana flower with multiple harvests per month.

With its location in Southern Oregon, GRUS is also able to capitalize on an ideal outdoor growing environment where it can produce high quality, low cost marijuana to serve as feed stock for the other products GRUS offers (vape cartridges, concentrates, pre-rolls, and edibles). GRUS is able to produce this feed stock at 3 to 4 times cheaper than indoor production costs and is thus able to establish competitive market prices.

As part of GRUS’ plan to expand and diversify, GRUS is currently considering three different models for adding capacity. The first option is to acquire and construct additional capacity on a separate property that has been identified in Jackson County, Oregon that is the location of a currently operating pear orchard (“The Farm”).

The Farm property is a 100+ acre pear orchard property with significant infrastructure and priority water rights, with a total licensable canopy of approximately 280,000 sq feet. The Farm is anticipated to be acquired through an owner carry arrangement for GRUS to purchase the property in five years. As of the date of filing this Annual Report, GRUS’ license for the Farm is pending with the OLCC. GRUS, through its subsidiary GR Gardens, has already submitted a Tier II producer license application to the OLCC for 40,000 sq feet of canopy and upon completion of the acquisition. GRUS would retrofit the existing warehouse facility on The Farm for commercial indoor cultivation, construct outdoor cultivation, and begin construction of greenhouses in early 2019 using light deprivation methodologies. GRUS believes The Farm would provide GRUS with significant additional cultivation capacity to meet growing demand for GRUS products for the foreseeable future.

The second option is to implement a contract management model with existing licensed cultivators where GRUS would provide specific genetics and cultivation expertise to the licensed operator to ensure the quality of products. This option would be implemented for the 2019 outdoor season but would likely be limited to only greenhouse or outdoor production as there is limited indoor production where GRUS is located to provide proper management and oversight. This solution, while reducing the capital expense required under The Farm option, would likely result in a higher price for end product from the farmer.

The third option would be to source available product on the wholesale markets. This option results in limited capital or operational expense risk but would likely result in less secure consistency in supply and higher purchasing costs then GRUS could achieve with the other options described above.

GR Gardens is securing a processing license, expected to be issued in the first quarter of 2019, which would allow it to produce its own derivative products, with expected decreases in costs and greater assurance of consistency of production. The extraction lab will be constructed at the Warehouse.

GRUS, through one or more of its subsidiaries, also anticipates securing retail establishments in Oregon through strategic partnerships or acquisitions to fulfill the vertical integration strategy of GRUS and to help ensure quality and consistency in the supply chain.

Grown Rogue executives and technical staff have significant cannabis cultivation experience that includes extensive knowledge of indoor, outdoor, and greenhouse growing conditions required to optimize productivity; financial; sales; marketing; and branding. With the necessary specialized skill sets of the management team coupled with the large agricultural work force present in Oregon, the Company believes that all of the necessary skill and labor is available to execute upon its strategy in Oregon.

Product

The products GRUS produces include a variety of flower products (indicas, sativas, and hybrids), both high CBD and THC strains, pre-rolls, vape cartridges, and other derivative products to establish a more diverse and full service opportunity for its dispensary customers. GRUS has a suite of “core” strains that represent the primary product line that consumers can rely upon every time they arrive at their local dispensary. In addition to the “core” product offerings, GRUS also intends to provide seasonal strains for both indoor and outdoor product. GRUS believes this variety will appeal to the consumer by offering a diverse product with competitive market pricing.

The Company believes that it is establishing a unique approach in the current cannabis industry market place by bringing a large variety of unique strains. This variety allows GRUS to meet the various demands of the consumer as well as provide a complete suite of strain specific products from the original seed to final derivative products. This allows each customer to select their own preferred consumption method and still enjoy GRUS products.

GRUS pre-rolls are produced only from flower (no trim) and are packaged in a patent pending nitrogen sealed glass tube to ensure fresh products for the customer.

The vape cartridges are a combination of both pure CO2 oil extraction, which provides the best in flavor, and distillate. The distillate is carefully flavored with specific terpene ratios to enhance the flavors and experience for the customer. The Company believes it uses only the best hardware from reputable suppliers to ensure limited malfunction of its products.

GRUS produces a wide array of concentrate products, including shatter, wax, live resin, and snap and pull. The Company believes only the best input material is utilized in their concentrates resulting in the highest quality products.

GRUS sources all of its equipment and materials from vendors it believes to be reliable from both cannabis centric companies (i.e. hydroponic grow stores) and conventional agriculture solutions. Pricing is generally lower than retail pricing as GRUS sources the majority of their supplies directly from the manufacturer.

Genetics

GRUS contracted with a geneticist to provide proprietary genetic lines into the GRUS portfolio. Through the implementation of this robust breeding and phenotype selection program, GRUS is focused on identifying and capturing the specific genetic traits that consumers are requesting. The end goal of this work is to have patented proprietary strains that GRUS can license as well as work toward establishing stable seed that can be used in Grown Rogue production.

All of GRUS genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio.

Distribution and Sales

GRUS distributes product through its wholly owned subsidiary, GR Distribution, doing business as Rogue Distribution, which works directly with Oregon dispensaries to provide quality, consistency, and product variety year-round. GRUS’ sales team works directly with dispensary owners and intake managers to provide consistent product, competitive prices, and service using sales techniques from other industries such as pharmaceutical and liquor. Rogue Distribution has also developed relationships with many existing brands and provides exclusive services for those brands in the State of Oregon and first rights for distribution in other states that GRUS enters as part of a broader product offering. This allows GRUS to rapidly expand its brand presence in new states by providing the nexus for the best brands in the states GRUS works to enter. Currently, GRUS only intends to expand to California. GRUS receives commissions for distributing these products ranging from 15% to 30%. This allows GRUS to increase its product offerings for dispensaries and simplify their purchasing process by reducing the number of vendors that each dispensary needs to work with.

By way of example, GRUS has developed end user product marketing collateral and other educational information regarding GRUS products as part of all sales with dispensaries that include strain type, testing results, information on the product and specific company and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged all while maintaining brand consistency across the product suite.

GRUS works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. This is structured in the form of providing select “rare” strains, clothing, or other items that are provided to certain customers based on their loyalty and/or purchasing volume. GRUS provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured, packaged and other items so that they are intimately familiar with our process. GRUS also provides expense paid trips for dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

The Company believes it is the first in the Oregon cannabis market to offer dedicated purchase plans that provide a fixed number of guaranteed products over a three, six, or twelve-month timeline. These plans are intended to provide GRUS with established contractual cash flow and the dispensary partners with guaranteed high-quality products.

GRUS’ wholly owned subsidiary, GR Distribution (dba Rogue Distribution), has partnered with 365 Cannabis, powered by Microsoft Dynamics, which is the leading “seed to sale” enterprise resource planning (ERP) solution in the industry. This ERP system provides sophistication, scalability, and security of a fully compliant cannabis business and Point-of-Sale (POS) systems to their dispensary partners and customers. This system allows GRUS to provide real time inventory analysis both internally and with dispensaries allowing for immediate re-ordering of GRUS products simplifying the supply chain logistics in the cannabis markets.

GRUS has entered into a sales agreement with Zing, an established digital transaction company that has received approval from the necessary banking regulations to provide digital money transfer services for cannabis transactions. GRUS receives a percentage of the fees collected by Zing through the digital platform. The solution uses a mobile app that requires customers to download and dispensaries to place the technology at their point of sale. This technology could eliminate the cash component of consumer purchases in dispensaries which is a significant challenge for the cannabis industry both from a convenience and safety issue.

Branding

Building a cannabis brand is by far one of the most critical aspects to a successful company in the sector. Currently, almost all cannabis brands are focused on one of two aspects:

●	The flower and/or quality of the flower.
●	The effect, mostly focused on impact of the product.

The above two components largely appeal to the current cannabis consumer, or legacy cannabis user, who uses cannabis mostly for the experience it creates. This experienced user determines the best product based on the potency of the product.

While GRUS prides itself on the highest quality flower, its brand aims to penetrate into broader, mainstream markets through a promise of the “Right Experience.” The Grown Rogue brand is focused on “The Right Experience, Every Time”™ that it believes accomplishes several key objectives:

1.       Addresses the negative stigma attached to cannabis at both a cultural and regulatory level.

2.       Establishes the company’s core values and purpose.

3.       Forecasts the company’s trajectory and market positioning.

Everyday experiences like running, reading a book, sharing a beverage with friends, or creative writing can be enhanced with the right strain of cannabis properly ingested at the right dosage. GRUS is deeply focused on providing the “Right Experience” and thus aims to provide intelligence and education around the various strains, genetic disposition, and the key product characteristics from profile testing. The education GRUS provides through digital channels develops best practices and community as the company strives to eliminate the “dark mystery” historically associated with cannabis. GRUS attempts to provide the market with detailed knowledge on the plant. For the interested party who is less concerned with the science, GRUS offers a branding strategy around experience based on an acronym on the letters in the word ROGUE. Each of the letters represents an experience curation. Rather than simply state that X strain will create Y effect, the company’s visual and demonstrative marketing assets showcase “experience” by category. The five GRUS categories of experience are:

RELAX

OPTIMIZE

GROOVE

UPLIFT

ENERGIZE

Within these categories is a range of cannabis strains that help to enhance certain types of experiences.

The brand strategy is to showcase the non-active cannabis user in everyday situations and present cannabis as an enhancement to activities and experiences the individual already engages in. As cannabis becomes more mainstream, the early adopter will associate GRUS with messaging and photography that resonates. The focus today is on the Oregon culture and GRUS will evolve the messaging based on geographical lifestyle of areas where the Company expands. GRUS establishes visuals that are specific to each market they operate in which results in different imagery for, for example, the Portland, Oregon market vs the Los Angeles, California market. By doing this, the Company believes that its branding and visuals resonate with the consumers in each individual markets focused on the primary activities for those areas.

The defensibility for this approach is based on science and market research. The three primary influencers in the cannabis plant are potency (THC and CBD level), genetic makeup (sativa vs indica), and terpenes. The DNA of the plant coupled with the test results of the strain provides significant and compelling reason to position a specific strain in a specific category. GRUS takes a further step by using an online mobile experience sampling tool that records well-being to capture key data points on how the strain affects the individual both physically and mentally. GRUS’s future plan is to encourage use of this tool by offering discounts on GRUS products and turn this data collection into a sales/marketing tool. The brand is based on experience and is delivering the Right Experience with specific cannabis products.

The Company believes it is developing scientifically defensible product classifications for all of its products around the ROGUE Study. The ROGUE Study is a comprehensive consumer experience survey that queries select information from cannabis consumers regarding the experiences they have when consuming cannabis products. This method employs both quantitative and qualitative analysis. Every product GRUS produces is analyzed by third party labs to determine THC and CBD potency, ratios of CBD to THC, the total and individual level of terpenes, and the genetic makeup of the input strain. This information is compiled and analyzed by the ROGUE science team and proprietary algorithms are created that allow GRUS to place the products into the five different categories. In addition, GRUS has created a consumer survey that allows GRUS customers to complete a simple survey both before and after consumption that describes the experience the consumer had while consuming GRUS (or other company’s) products. This survey is being led by a PhD psychologist to ensure all of the information collected is based on scientific defensibility. GRUS has already collected thousands of surveys on its products and intends to continue focusing on this critical information to better understand the experience consumers have while consuming GRUS products allowing the Company to more accurately place products into the correct categories.

In June 2018, GRUS launched GRAM, its second brand into the Oregon market (after its first brand “Grown Rogue”). GRAM is focused on providing the highest quality products at the most competitive prices. GRAM currently is focusing on pre-rolls and shatter.

Marketing and Advertising

GRUS’ marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized (SEO) and includes call to action (CTA) popup boxes that request contact information in exchange for promotional items, such as hats, beanies, t-shirts, and other similar products.

GRUS is focused on providing education to the large majority of new and existing consumers. This education will focus on providing blogs and articles that highlight important topics and information to further enhance the public’s understanding of the myriad of uses and benefits of cannabis.

Digital advertising will be included, primarily on industry sites and alternative news sources if regulations loosen, on sites such as Leafly, Oregon Cannabis Connection, Northwest Leaf, Oregon Leaf, Dope Magazine, Portland Mercury, and Willamette Weekly.

The Company has established a social media presence that includes Facebook, Twitter, Instagram, and Snapchat. The Company’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. The Company intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

The Company actively seeks to protect its brand and intellectual property. GRUS currently has four different trademarks that have been submitted.

●	Jager was filed on September 29, 2017.
●	Grown Rogue was filed on September 22, 2017, with the Statement of Use filed on May 21, 2018 and is awaiting the registration certificate.
●	The Right Experience Every Time was filed on September 29, 2017 with the Statement of Use filed on May 21, 2018 and is awaiting the registration certificate.
●	Sizzleberry was filed on September 29, 2017 with the Statement of use filed on May 21, 2018 and is awaiting the registration certificate.

GRUS filed a patent for its nitrogen sealed glass containers on February 15, 2018. This patent application, No: 15/897,906, is pending review by the United States Patent Office.

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, the U.S. Patent and Trademark Office will not permit the registration of any trademark that identifies marijuana products. As a result, the Company likely will be unable to protect the marijuana product trademarks beyond the geographic areas in which the Company conducts business. (see Failure to Protect Intellectual Property in Item 3.D Key Information - Risk Factors.)

Oregon Market and Competition

The Oregon cannabis market is generally divided between the Oregon Medical Marijuana market (governed by the Oregon Health Authority) and the Oregon recreational marijuana market (governed by the OLCC). GRUS does not sell to the Oregon medical marijuana market (as it is anticipated this market will be subsumed by the recreational market in the future).

In the first year of Oregon recreational sales, the Oregon Department of Revenue reported US$240 million in recreational sales to end users (generating tax revenues for the State of Oregon of US$60.2 million) and posted US$520 million in sales in 2017 [Source: Portland Business Journal, February 2018]. This amount is expected to triple by 2019, reaching $800 million, as estimates predict that over 25% of Oregonians are marijuana consumers (one of the highest concentration in the United States). [Source: Brightfield Group,https://www.brightfieldgroup.com/post/ranking-of-best-places-for-cannabis-investment-2-oregon].In addition, it is estimated that Oregon consumers use marijuana at a quantity higher than most other states. [Source: Marijuana Report from the Oregon Health Authority, January 2016].

The State of Oregon does not cap the number of licenses that it will issue, so the competition in the state is varied. As of November 20, 2017, there were 3,115 applications filed with the OLCC. Of these, 1,626 were active licenses, including: 21 laboratories, 136 processors, 859 producers, 514 retailers, and 96 wholesalers. Although there are a wide variety of smaller competitors in the Oregon recreational market, Grown Rogue attempts to differentiate itself by its significant focus on brand identity and product diversity, proven cultivation expertise, quality of product produced, innovation in the integrated business platform, educational opportunities and significant professional experience of its leadership team. In June 2018, the OLCC stopped accepting new license applications to allow the state to finish processing the existing licenses already submitted. This should reduce, at least temporarily, the amount of new licenses coming into the market which may help stabilize the supply/demand metrics in Oregon.

Oregon has seen significant price compression on cannabis product offerings since the legalization of cannabis. However, this price compression has resulted in more consumers purchasing products as flower sales in Oregon are up 1,500% in 2018 as compared to 2017. (Source: Frontier Financial Group, Inc., dba New Frontier Data)

Social and Environmental Policies

The Company employs sustainable business models in all of its operations. On the cultivation side, GRUS maintains the highest standards of environmental stewardship. This includes sustainable water sources with reclamation and recapture as much as possible from runoff and recycling of dehumidification water. GRUS uses only natural and organic products in all of their applications from nutrients to integrated pest management. GRUS has obtained the “Clean Green” certification for its use of sustainable, natural, and organically based practices, which is generally considered to be the highest level of sustainable cannabis practices in the US. These are standard industry best practices that have little to no impact on capital expenditures.

GRUS hires and pays living wage to all of its employees and is very involved in each of the communities where it operates, for example recently donating a portion of profits to disaster relief as a result of hurricane devastation in the U.S.

Seasonality and Uncertainties

The Company’s operations are subject to seasonal fluctuations that can significantly impact quarter to quarter operating results. For example, GRUS cultivates and harvests cannabis both indoors and outdoors, and outdoor cultivation of cannabis is not possible during certain parts of the year. Consequently, the Company’s results may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.

The Company is exposed to a number of risks and uncertainties in the normal course of business that have the potential to affect operating performance. The Company has operating and risk management strategies to help minimize these operating risks and uncertainties. In addition, the Company has controls and governance procedures including a code of business ethics and whistle blowing procedures.

Other Operations

GRUS’ wholly owned subsidiary, GRU Properties, is the leasing and project development arm of GRUS. GRU Properties currently leases three separate facilities and was responsible for construction and development of all three. All three leases are at comparable market rates and rent is paid in cash. J. Obie Strickler, President and CEO of the Company, is the landlord on one of the leases. The lease with Mr. Strickler is a related party transaction given that Mr. Strickler is the landlord and a director and officer of the Company. GRU Properties subleases all of its leased and developed properties back to its sister companies (GR Gardens and GR Distribution). The real estate model in the cannabis industry is very attractive and GRU Properties has been constructed in order to provide this type of service as a standalone business model if necessary. In the future, GRU Properties plans to utilize its expertise in design and build of commercial cannabis facilities with the goal of leasing these fully constructed and operational facilities to entities that are not associated with the Company.

GR Distribution is responsible for all company sales of both internal products as well as purchase and white labeling of other industry products. GR Distribution leases space in the Warehouse. GR Distribution currently services primarily GR Gardens as its exclusive distributor. This relationship is critical to the overall success of the Company’s vertical integration as it provides the opportunity to put all of the Company’s products under one roof. All cultivation flower from GR Gardens is transported from two separately licensed facilities using refrigerated trucks to GR Distribution’s warehouse facility to allow for centralized drying, curing, trimming, storage, and security. The Company believes that these economy of scale savings allows GRUS to be one of the lowest cost cannabis operators in Oregon.

GRUS’ intellectual property subsidiary, GRIP, LLC (“GRIP”) has been in operation since late 2016. GRIP focuses on all branding and marketing, genetic research, cultivation analytics, and intellectual property protection. GRIP’s brand (Grown Rogue) is licensed to GRUS and its other subsidiaries. GRIP will continue developing new brands and ideas to be licensed to the Company or other cannabis based companies in the territories that the Company targets for expansion.

GRIP has also implemented a genetics program to continue the goal of providing the best possible products from the original seed selection. GRUS brought numerous proprietary products to market in 2017 and is developing a more robust and comprehensive breeding program to combine and stabilize certain genetic traits of interest for the product portfolio. GRUS has acquired the rights to a proprietary analytics program that is focused on determining the specific environmental characteristics that are required to cultivate the best cannabis. Similar to wine, each cannabis strain requires certain conditions to thrive. Evaluating and analyzing natural outdoor conditions like temperature, humidity, elevation, soil type, light levels, and other site specific characteristics will allow GRIP to identify specific strains that should be grown in certain regions.

GR Gardens and GR Distribution have also recently submitted to the OLCC an application of a processor license that will facilitate creating its own derivative products in house. This is the third step in the Company’s vertical integration model.

In 2018, Grown Rogue signed a letter of intent with Jeff Shepherd, international award-winning chocolatier, to bring its first edible to the market. The terms of the joint venture include a 60% ownership of the joint venture entity by the Company which will contract with Rogue Distribution to provide distribution services for all of the products. The joint venture was formed through Idalia LLC, an Oregon limited liability company. In late 2018, GRUS launched the first chocolate bar under the GRAM brand with the highest quality and lowest cost chocolate currently in the Oregon market. These chocolates became available in a select number of Oregon dispensaries. GRUS plans to distribute chocolates throughout California in the first quarter of 2019.

GRUS is also working to develop a luxury edible product line that will fall under the Grown Rogue brand that will include additional products than just chocolate bars. These products are currently under R&D and market research with expected launch at end of 2018 or early 2019.

GRUS has signed a Letter of Intent with a group of companies in Oregon that include an OLCC licensed retailer, distribution company, and seed farm as well as an existing hydroponic supply store. In addition, GRUS is in discussion with several other licensed cannabis companies in Oregon across the supply chain. Grown Rogue intends to leverage its brand presence and relationships to rapidly increase its presence in the Oregon market.

Operations Prior to the Transaction

Prior to the Transaction, and for all of fiscal year 2018, the Company was an emerging media and internet company with a focus on user experience and engagement.

Through our wholly owned subsidiary DoubleTap Daily Inc., the Company developed an online management and advertising platform that powered user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

DoubleTap generated a total of $20,788 in advertising revenue in 2017, and $NIL in 2018.

During the year ended August 31, 2016, we disposed of our investment in 1354166 Alberta and its operations including revenues and it has been accounted for as discontinued operations in our consolidated statements of operations.

The following table sets out our revenue for the years ended August 31, 2018, 2017 and 2016:

Year	Advertising Revenue $	Natural Gas Sales $	Total Revenue $
August 31, 2018	—	—	—
August 31, 2017	20,788	—	20,788
August 31, 2016	—	—	—

Our future success depends largely on our ability to operate and expand within the cannabis industry. Numerous factors beyond our control, which could affect our success and operating results could include:

-	Changes in regulations or laws regarding cannabis
-	Changes in enforcement priorities regarding the Federal CSA
-	Difficulties in obtaining cannabis licenses from the OLCC and other regulators
-	Fluctuations in foreign currency exchange rates
-	Fluctuations in the price of cannabis and cannabis derivatives
-	Legal liability associated with cannabis related products or services
-	Reliance on third parties to provide necessary products (including raw materials) and services
-	Failure to manage expansion and changes to our business
-	Adverse macroeconomic conditions could cause decreases or delays in spending by our advertisers
-	Competition for, among other things, financings, acquisitions, technology licenses, and skilled personnel (See, Item 3.D Key Information - Risk Factors).

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

For fiscal years 2016, 2017, and 2018, we did not have a reliance on raw materials or any significant patents.

Following the Transaction, we now rely on raw materials, including cannabis, other materials involved in cultivating cannabis, and materials used in producing cannabis derivative products, e.g., cooking ingredients. We obtain our raw materials from various parties and the prices of such raw materials can be volatile.

The cannabis and technology industries are highly competitive in every phase. Many of our competitors have greater financial and technical resources, and have established multi-state and multi-national operations, and have secured licenses, which we may not have or be able to obtain. As a result, we may be prevented from participating in certain cannabis activities (See, Item 3.D Key Information - Risk Factors).

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

The Company plans to expand its business into California, currently the largest cannabis market in the United States with an anticipated market of over US$7.7 billion by 2021 [Source: Report from Arcview Market Research and BDS Analytics, April 2018]. GRUS has signed a letter of intent for a joint venture facility in northern California to position the Company in the largest production area in the United States. The terms of the joint venture include a 60% ownership of the joint venture entity by Grown Rogue, free rent of an existing 14,000 square foot former chip manufacturing and packaging plant for 24 months, with conditional approval by the local municipality for a micro-tier business that includes distribution, production, and manufacturing. The Company intends to use this facility as its sourcing center for production materials that it will then sell to other distribution companies and for direct sale to retail dispensaries through an in-house sales team. The joint venture will be formed through GRD Cali, LLC, a California company. The Company’s focus in California is to start with distribution, move into extraction (manufacturing), and ultimately retail. The Company believes California will ultimately see similar price compression as other recreational states and therefore does not anticipate constructing or operating cultivation facilities in California for several years. The Company does not currently hold any licenses to operate its business in California, and intends to obtain such required licenses prior to entering the California market.

In June 2017 the California State Legislature passed Senate Bill No. 94 known as the Medicinal and Adult-Use Cannabis Regulation and Safety Act (MAUCRSA) which combined the previous medical and adult use regulation in the state. There are four agencies that regulate marijuana in the state the Bureau of Cannabis Control (BCC), California Department of Food and Agriculture, California Department of Public Health, and California Department of Tax and Fee Administration. California state and local licenses are renewed annually and require submittal of a renewal application to the BCC. There is no ultimate expiry of licenses in California and if the requisite fees are paid, the renewal is submitted in a timely manner, and there are no material violations on record against the license holder renewal would be approved in the ordinary course of business.

The Company’s business and products is and will continue to be regulated by the OLCC and other regulatory bodies as applicable laws continue to change and develop, and as the Company’s operations expand into new areas. Regulatory compliance with the OLCC and other regulatory bodies, and the process of obtaining regulatory approvals, can be costly and time-consuming. Further, the Company cannot predict what kind of regulatory requirements its business will be subject to in the future. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company.

Local, state and US federal laws and enforcement policies concerning marijuana-related conduct are changing rapidly and will continue to do so for the foreseeable future. Changes in applicable law are unpredictable and could have a material adverse effect on the Company. Changes in applicable laws or regulations could significantly diminish the Company’s prospects. The Company has little or no control over potential changes to laws or regulations that may affect its business, including the business of GRUS.

Additionally, governmental regulations affect taxes and levies, healthcare costs, energy usage and labor issues, all of which may have a direct or indirect effect on the Company’s business and its customers or suppliers. Changes in these laws or regulations, or the introduction of new laws or regulations, could increase the costs of doing business for the Company, or its customers or suppliers, or restrict the Company’s actions, causing the Company to be materially adversely affected.

(See, Item 3.D Key Information - Risk Factors).

C.       ORGANIZATIONAL STRUCTURE

Prior to the Transaction, the Company had three wholly-owned subsidiaries: DoubleTap Daily Inc., a company incorporated in the Province of Ontario on February 29, 2016 (“DoubleTap”), Ice Studio Productions Inc., a company incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”), and Novicius Acquisition Corp., a company incorporated in the Province of Ontario on March 26, 2018. The Company owned ICE Studio indirectly, through its ownership of DoubleTap; Ice Studio is a wholly-owned subsidiary of DoubleTap.

As of November 15, 2018, and as a result of the Transaction, we have nine wholly-owned subsidiaries: Ice Studio, DoubleTap, Grown Rogue Canada, GRUS, GR Gardens, GR Distribution, GRUP, GRIP, and GR Meds. The Company owns ICE Studio indirectly through its ownership in DoubleTap; Ice Studio is a wholly-owned subsidiary of DoubleTap. The Company owns GR Gardens, GR Distribution, GRUP, GRIP, and GR Meds indirectly through its ownership of GRUS; each of GR Gardens, GR Distribution, GRUP, GRIP, and GR Meds is a wholly owned subsidiary of GRUS. Through GRUS, the Company also has an indirect ownership interest in Idalia, LLC, an Oregon limited liability company (“Idalia”) and GRD Cali, LLC, a California limited liability company (“GRDC”); GRUS owns a 60% interest in each of Idalia and GRDC.

All intercompany balances and transactions have been eliminated on consolidation.

The following tables include wholly owned subsidiaries of the Company following the Transaction:

Grown Rogue International Inc.
100% owned subsidiaries incorporated in the Province of Ontario			100% owned subsidiary Organized in Oregon
Grown Rogue Canada Corp. (incorporated November 15, 2018)	DoubleTap Daily Inc. (incorporated February 29, 2016)	ICE Studio Productions Inc. (incorporated June 16, 2016)	Grown Rogue Unlimited, LLC (organized in Oregon October 31, 2016)

Grown Rogue Unlimited, LLC
100% owned subsidiaries of Grown Rogue Unlimited, LLC organized in Oregon*
Grown Rogue Gardens, LLC (organized November 1, 2016)	Grown Rogue Distribution, LLC (organized November 1, 2016)	GRU Properties, LLC (organized November 1, 2016)	GRIP, LLC (organized October 31, 2016)	Grown Rogue Meds, LLC (organized October 31, 2016)

* Grown Rogue Unlimited, LLC also owns (i) a 60% interest in Idalia, LLC, an Oregon limited liability company that was organized June 20, 2018; and (ii) a 60% interest in GRD Cali, LLC, a California limited liability company that was organized August 15, 2018.

The corporate structure of the Company after closing the Transaction is as follows:

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

We do not own any real property at this time. Our U.S. executive offices consist of approximately 3,000 square feet of office space and are rented at $2,894 per month through a one-year lease that can be extended for two three-year options. The address of our U.S. executive offices is 145 Bartlett, Medford, Oregon. Our Ontario executive offices are located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada. The Company pays nominal rent for its Toronto offices.

Through GR Gardens, the Company operates three cultivation facilities that currently service the Oregon recreational marijuana market: Manzanita Glen, Trail’s End, and the Warehouse.

The Company leases five acres of real property commonly known as 1970 Lonnon Road, Grants Pass, Oregon 97527, through that certain Commercial Lease Agreement, dated January 1, 2017, between Pamela Carmichael Waxlax and GRUP. This property is subleased by GRUP to GR Gardens, pursuant to that certain Commercial Sublease Agreement, dated March 1, 2017, between GRUP and GR Gardens.

The Company leases approximately 42 acres of real property in Jackson County, Oregon, commonly known as 741 West Fork Trail Creek Road, Trail, Oregon 97541, through that certain Commercial Lease Agreement, dated March 1, 2017, between J. Obie (“Jesse”) Strickler and GRUP. This property is subleased by GRUP to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated March 1, 2017, between GRUP and GR Gardens.

The Company leases property located at 655 Rossanley Drive, Medford, Oregon, pursuant to that certain Commercial Lease Agreement, dated January 31, 2017, between VWPP, LLC, and GRUP. This property is subleased by GRUP to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated January 31, 2017, between GRUP and GR Gardens.

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

Overview

The Company, (formerly: Novicius Corp.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The Company filed articles of amendment effective November 1, 2018, and changed its name from Novicius Corp. to Grown Rogue International Inc. The Company had previously filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its shares of common stock on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its shares of common stock on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices. DoubleTap operations ceased immediately prior to the effectuation of the Transaction.

The Company’s registered office is 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada. Shares of our common stock trade on OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol GRIN.

The consolidated financial statements include the accounts of Grown Rogue International Inc., the legal parent, together with its wholly owned subsidiaries as at August 31, 2018: Ice Studio and DoubleTap and Novicius Acquisition Corp.

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”), were disposed of effective August 31, 2015 (see Note 15 to the Consolidated Financial Statements).

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

The Company’s Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at August 31, 2018 and 2017, the Company considered its capital structure to be comprised of shareholders’ deficiency.

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2018, the Company has working capital deficiency of $799,588 (2017: working capital deficiency $487,776) and an accumulated deficit of $32,201,307, (2017: $31,684,984). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2018. The Board of Directors approved the Consolidated Financial Statements on December 31, 2018.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. The Company’s significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statement attached hereto.

Functional and Presentation Currency

The functional and presentation currency of the parent Grown Rogue and its wholly owned subsidiaries Ice Studio and DoubleTap is Canadian dollars.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15, effective September 1, 2018, and is currently assessing the impact of this new standard on the Consolidated Financial Statements.

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

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and, previously, the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States.

The following tables show information regarding the Company’s reportable segments:

For the year ended August 31, 2018	Canada $	United States $	Total $
Revenue, continuing operations	—	—	—
Net loss, continuing operations	(516,323)	—	(516,323)
Net loss	(516,323)	—	(516,323)

For the year ended August 31, 2017	Canada $	United States $	Total $
Revenue, continuing operations	20,788	—	20,788
Net loss, continuing operations	(2,097,738)	—	(2,097,738)
Net loss	(2,097,738)	—	(2,097,738)

For the year ended August 31, 2016	Canada $	United States $	Total $
Net loss, continuing operations	(13,534,298)	—	(13,534,298
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

As at August 31, 2018	Canada $	United States $	Total $
Total Assets	33,043	—	33,043
Total Liabilities	(832,631)	—	(832,631)

As at August 31, 2017	Canada $	United States $	Total $
Total Assets	42,047	—	42,047
Total Liabilities	(529,823)	—	(529,823)

Other Information

Additional information relating to us may be obtained or viewed from the System for Electronic Data Analysis and Retrieval at www.sedar.com and our future United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective November 1, 2018 and changed its name from Novicius Corp. to Grown Rogue International Inc. The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its shares of common stock on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its shares of common stock on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect these consolidations accordingly.

a)       Share Capital

Authorized:

Unlimited number of shares of common stock at no par value

Unlimited number of preferred shares issuable in series

Shares of Common Stock Issued:

The following table sets out the changes in shares of common stock during the respective periods:

	Number	Amount $
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement	7,692	30,233
Common shares issued as settlement of shareholder advances	1,187,672	213,781
Common shares issued as anti-dilution provision	1,420,809	184,705
Common shares issued as anti-dilution provision	16,364	2,127
Balance August 31, 2017 and August 31, 2018	5,283,164	23,651,529

Preferred Shares Issued:

As at August 31, 2018 and August 31, 2017, there were no preferred shares issued.

b)       Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2018		August 31, 2017
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of year	208,211	—	722,572	—
Warrants issued (Note 11 b (i))	—	—	7,692	—
Warrants issued (Note 11 b (iv))	—	—	16,364	—
Warrants expired (Note 11 b (v))	—	—	(538,417)	—
Balance, end of year	208,211	$5.27	208,211	$5.27

The following tables summarize the outstanding warrants as at August 31, 2018, and August 31, 2017, respectively:

Number of Warrants 2018	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	0.50	603,370
23,636	$12.50	August 31, 2019	1.00	126,729
24,056	$10.00	November 30, 2019	1.25	19,767
208,211			0.64	749,866

Number of Warrants 2017	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

c)       Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2018	2017	2016
Weighted Average Shares Outstanding, basic	5,283,164	2,663,614	2,077,096
Weighted Average Shares Outstanding, diluted	5,283,164	2,663,614	2,077,096

At August 31, 2018, there were 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. At August 31, 2017, there were 155,000 stock options and 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)       Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding shares of our common stock on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price $
Balance, August 31, 2016	38,300	22.80
Granted	200,000	12.05
Expired	(83,300)	(13.63)
Balance, August 31, 2017	155,000	13.87
Cancelled	(155,000)	(13.87)
Balance, August 31, 2018	—	—

The following table is a summary of the Company’s stock options outstanding and exercisable as at August 31, 2017:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	2.20	November 11, 2019	5,000	0.50
$15.00	70,000	4.02	September 8, 2021	35,000	3.79
$13.00	80,000	4.02	September 8, 2021	80,000	4.38
	155,000	3.95		85,000	13.87

As at August 31, 2018, the Company had no options outstanding and exercisable.

e)       Stock Based Compensation

Effective May 1, 2018, all of the stock options issued by the Company were released and subsequently cancelled and $1,815,961 was recorded as an increase to contributed surplus.

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. As at August 31, 2017, the Company recorded non-cash stock-based compensation expense of $706,178.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options, 35,000 vested on September 8, 2017 and 35,000 vesting on September 8, 2018. As at August 31, 2017, the Company recorded non-cash stock-based compensation expense of $613,532. As at August 31, 2018, the Company recorded a further $204,511 in stock-based compensation.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. As at August 31, 2017, the Company recorded non-cash stock-based compensation expense of $294,895.

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. As at August 31, 2017, the Company recorded non-cash stock-based compensation expense of $235,393.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$5.90	$11.70
Weighted average risk-free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

OVERALL PERFORMANCE

For the year ended August 31, 2018, net loss from continuing operations was $516,323 compared to a net loss from continuing operations of $2,097,738 for year ended August 31, 2017. The decrease in net loss during 2018, was primarily related to the Company decrease in expenses of $1,602,2043 from $2,118,526 in 2017 to $516,323 in 2018. The main components of the net loss are as follows:

●	During fiscal 2018, the Company experienced a decrease in employee stock-based compensation of $1,410,094 to $204,511 versus stock-based compensation expense of $1,614,605 during fiscal 2017. During 2017, the Company granted 150,000 stock options to officers and a director. As only 70,000 of the options continued to vest during fiscal 2018, stock-based compensation expense was reduced significantly in fiscal 2018 when compared to fiscal 2017.
●	In addition, share purchase options that were granted on September 9, 2016 to a consultant (non-employee) of the Company, were recorded as non-cash stock-based compensation expense of $235,393 on August 31, 2017. There were no other transactions of this nature in 2018 as the options fully-vested in fiscal 2017.
●	During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990.
●	The Company recorded $Nil for research, content development and technology support costs in 2018 compared to $313,106 for 2017. The Company had no such activities during fiscal 2018.
●	General and administrative expenses decreased by $203,361 from $508,241 in 2017 to $304,880 in 2018 due to decreases primarily in legal and accounting fees, shareholder information, rent and transfer fees.
●	The Company incurred anti-dilution fees of $186,832 in 2017 ($NIL for 2018), with respect to the issuance of shares and warrants pursuant to anti-dilution provisions of private placements completed during the 2016 and 2017 fiscal years.
●	During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the current fiscal period of 2018. There were no such transactions during fiscal 2018.
●	Hosting, advertising and technology services decreased by $68,559 from $71,423 in 2017 to $2,864 for the same period in 2018 as a result of a general scale-back of the Company’s operations.

During 2018, the Company received a non-interest bearing, due on demand shareholder loans of $79,910.

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

The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,311 shares of our common stock at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016. The increase in stock based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

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

Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 shares of our common stock at a purchase price of $0.18 per share.

As a result of the November 30, 2016, private placement of $50,000 and the August 31, 2017, settlement of shareholder advances of $213,781, effective August 31, 2017, the Company issued 1,420,809 shares of our common stock and 16,364 Units in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements.

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

RISK AND UNCERTAINTIES

The Company is subject to several risk factors that may have adverse effects on our business and which could harm our operating results including, but not limited to: the ability to generate and aggregate compelling content to increase the number of users of our services or users’ level of engagement with our services; the effect of technologies, tools, software, and applications could block our advertisements, impair our ability to deliver interest-based advertising, or shift the location in which advertising appears; changes in regulations or user concerns regarding privacy and protection of user data; continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade, or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers and certain of our metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

As the Company has not experienced any cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past, however no assurances can be made that it will continue to do so in the future.

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

SELECTED ANNUAL INFORMATION-CONTINUING OPERATIONS

The following table reflects the summary of results for the years set out.

	For the Years Ended August 31
	2018	2017 $	2016 $
Revenue	—	20,788	—
Net income (loss) from continuing operations	(516,323)	(2,097,738)	(13,534,298)
Income (loss) per share from continuing operations, basic	$(0.098)	(0.788)	(6.516)
Income (loss) per share from continuing operations, diluted	$(0.098)	(0.788)	(6.516)
Assets	33,043	42,047	482,582

August 31, 2018 – 2017

For the year ended August 31, 2018, the net loss from continuing operations was $516,323, compared to a net loss from continuing operations of $2,097,738 for year ended August 31, 2017. The decrease in the net loss during 2018 was primarily related to a decrease in employee stock-based compensation of $1,410,094. During 2017, the Company granted 150,000 stock options to officers and a director. As only 70,000 of the options continued to vest during fiscal 2018, stock-based compensation expense was reduced significantly in fiscal 2018 when compared to fiscal 2017. There was a decrease in non-cash stock based compensation expense related to non-employee share purchase options granted to a consultant from 2017 to 2018 of $235,393. No such options were granted during fiscal 2018. A gain of $893,990 was recorded in fiscal 2017 on the de-recognition of financial liabilities, however there were no such charges during fiscal 2018. This was related to the expiration of prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC. There was a decrease in research, content development and technology support costs of $313,106 as these were costs only incurred in fiscal 2017. General and administrative expenses also decreased by $203,361 from $508,241 in 2017 to $304,880 in 2018 because of reduced legal costs related to the settlement of debt, along with reduced expenses for shareholder information and transfer fees. The Company incurred anti-dilution fees of $186,832 in 2017 ($NIL for 2018), with respect to the issuance of shares and warrants pursuant to anti-dilution provisions of private placements completed during the 2016 and 2017 fiscal years. In 2017, the Company incurred an impairment loss of $81,483 on a secured note receivable compared to impairment losses of $NIL in the current fiscal period of 2018. The Company incurred less expense for hosting, advertising and technology services in 2018 creating a decrease in expenses of $68,559 from $71,423 in 2017, to $2,864 for 2018.

August 31, 2017 – 2016

For the year ended August 31, 2017, net loss from continuing operations was $2,097,738 compared to a net loss from continuing operations of $13,534,298 for year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to a loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,311 shares of our common stock at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition, during fiscal 2017, the Company experienced an increase in stock-based compensation of $1,234,074 to $1,849,998 versus stock-based compensation expense of $615,924 during fiscal 2016. The increase in stock-based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also, in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve-month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Revenue

Advertising Revenue

For the year ended August 31, 2018, no advertising revenue was earned, compared to $20,788 for the same twelve-month period ended August 31, 2017. The decrease in advertising revenue for the current period is a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017 that was not carried over to fiscal 2018.

Natural Gas Sales

Natural gas sales were $Nil for the years ended August 31, 2018 and 2017. Effective February 29, 2016, the Company disposed of its interest in 1354166 Alberta and as a result, its operations were deconsolidated from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

Research, Content Development and Technology Support

For the year ended August 31, 2018, the Company did not incur research, content development and technology support compared to $313,606 incurred in 2017 and $160,519 in 2016. The decrease in research, content development and technology support costs were related to the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2016 and 2017.

Hosting, Advertising and Technology Services

For the year ended August 31, 2018, the Company incurred hosting and technology costs of $2,864 compared to $71,423 for the year ended August 31, 2017 (2016: $45,272). The decrease in hosting and technology costs experienced in current fiscal year 2018, was a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

	For the Years Ended August 31,
General and Administrative	2018	2017	2016
Professional fees	$102,480	$179,907	$148,662
Head office costs	24,000	42,000	42,000
Management fees	60,000	60,000	60,000
Transfer and registrar costs	13,270	20,985	12,842
Shareholders information	24,958	72,473	63,375
Office and general costs	1,972	11,809	5,826
Directors fees	200	8,700	1,800
Consulting fees and expenses	60,000	90,000	60,000
Travel	—	2,920	15,215
Rent	18,000	19,447	3,776
Insurance	—	—	4,710
Total	$304,880	$508,241	$418,206

For the year ended August 31, 2018, the Company’s general and administrative costs of $304,880 were again significantly lower by $203,361 compared to $508,241 for the year ended August 31, 2017. The decrease in expenses during fiscal 2018 was primarily attributed to a decrease in professional fees of $77,427 to $102,480 compared to $179,907 in fiscal 2017; a decrease in consulting fees of $30,000; and a decrease of $18,000 in head office costs for fiscal 2018. The decrease in professional fees can be attributed to the prior year correction errors related to the DWF Settlement Agreement in fiscal August 31, 2017 that resulted in expenses that were higher than normal. During the year, the Company also experienced a decrease of $47,515 in shareholders information expenses; and a decrease of $7,715 in transfer and registrar costs related to the prior 2017 fiscal year, that were higher than usual because of the name change of the Company from Intelligent Content Enterprises Inc., to Novicius Corp., as well as the consolidation of shares of common stock that became effective on May 26, 2017. There were no expenses for travel and insurance in 2018.

For the year ended August 31, 2017, the Company’s general and administrative costs increased by $90,035 to $508,241 versus $418,206 for the year ended August 31, 2016. The increase expenses during fiscal 2017 was primarily attributed to an increase in professional fees of $31,245 to $179,907 compared to $148,662 in fiscal 2016, an increase in consulting fees of $30,000, and an increase of $15,671 in rent versus $3,776 recorded in the comparable period in 2016. The increase in professional fees was mainly attributed to the correction of prior period errors related to the DWF Settlement Agreement. The increase in rent during 2017 was a result of the office space rented in relation to DWF operations. During fiscal 2017, the Company also experienced an increase of $9,098 in shareholders information and an increase of $8,143 in transfer and registrar costs related to the name change of the Company from Intelligent Content Enterprises Inc., to Novicius Corp., and the consolidation of shares of common stock effective May 26, 2017. In addition, the Company has recorded increased fees related to its listing on the Canadian Securities Exchange.

Loss on Foreign Exchange

For the year ended August 31, 2018, the Company recorded a loss on foreign exchange of $4,068 compared to a loss of $1,433 for the same twelve-month period ended August 31, 2017.

For the year ended August 31, 2017, the Company recorded a loss on foreign exchange of $1,433 versus a loss on foreign exchange of $21,890 for year ended August 31, 2016.

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company. The decrease in the loss on foreign exchange during fiscal 2018 and 2017 compared to fiscal 2016, is largely attributed to the disposition of Zavala Inc., whose functional currency was US dollars and the general fluctuations with the United States and Canadian dollar exchange rates.

Stock Based Compensation

Employees

For the year ended August 31, 2018, the Company recorded stock-based compensation of $204,511 compared to $1,614,605 for the same period in 2017. During 2017, the Company granted 150,000 stock options to officers and a director. As only 70,000 of the options continued to vest during fiscal 2018, stock-based compensation expense was reduced significantly in fiscal 2018 when compared to fiscal 2017. On May 31, 2018, all of the 155,000 outstanding common share purchase options were released and cancelled.

During fiscal 2018, the Company recorded the vesting of Ritwik Uban’s 70,000 common stock options to September 9, 2018 of $204,511 as stock-based employee compensation.

During fiscal 2017, the Company granted the following common share purchase options:

-	On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock-based compensation expense of $706,178 during fiscal 2017.

-	On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock-based compensation expense of $613,532 during fiscal 2017 and $204,511 during fiscal 2018.

-	On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock-based compensation expense of $294,895.

During fiscal 2016, the Company granted the following common share purchase options:

-	On April 1, 2016, the Company granted options to purchase 30,000 shares of common stock to a director. The Company recorded non-cash stock-based compensation expense of $615,924. These options expired on December 8, 2016.

Non Employees

For the year ended August 31, 2018, the Company did not record any expenses for non-employee stock-based compensation.

For the year ended August 31, 2017, the Company recorded stock-based compensation for non-employees of $235,393 compared to $Nil for the same twelve-month period in 2016. On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options were exercisable at $13.00 per share and expire on September 8, 2021.

For the year ended August 31, 2016, the Company recorded stock-based compensation for non-employees of $Nil compared to $28,173 for the year ended August 31, 2015. On November 12, 2014, the Company granted options to purchase 2,500 shares of common stock to a consultant of the Company. These options are exercisable at $11.20 per share, vest immediately and expire on November 11, 2019.

Anti-Dilution Fees

For the year ended August 31, 2018, the Company did not record any expenses for anti-dilution fees compared to the same period in the prior year.

For the year ended August 31, 2017, the Company recorded anti-dilution fees of $186,832 compared to $Nil for the year ended August 31, 2016 and 2015.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional shares of common stock for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

As a result of the November 30, 2016, private placement of $50,000, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements. The fair value of the units $2,127 was allocated to shares of our common stock and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model.

As a result of the August 31, 2017, private placement of $213,781, the Company issued 1,420,809 shares of common stock in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of shares of the Company’s common stock and allocated to shares of our common stock and anti-dilution fees in the consolidated statement of operations.

Gain on De-recognition of Financial Liabilities

There were no gains on de-recognition of financial liabilities during fiscal 2018.

During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy expired, and the Company recorded a gain on de-recognition of Dyami Energy’s financial liabilities in the amount of $893,990 (2016: $Nil).

Impairment loss on Secured Note Receivable

There were no impaired losses on Secured Notes Receivable during the 2018 fiscal year.

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

Gain on Disposal of Subsidiary

For the year ended August 31, 2018, the Company did not record any gains on disposal of a subsidiary.

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

Gain on Expiry of Derivative Liabilities

For the year ended August 31, 2018, there were no gains on Expiry of Derivative Liabilities.

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

Interest

For the year ended August 31, 2018, the Company did not record any interest costs.

For the year ended August 31, 2017, the Company recorded interest costs of $Nil compared to interest costs of $12,812 for the year ended August 31, 2016.

Loss on Settlement of Debt

For the year ended August 31, 2018, the Company did not record any losses on Settlements of Debt.

For the year ended August 31, 2017, the Company recorded a loss on settlement of debt in the amount of $Nil compared to a loss on settlement of debt in the amount of $12,489,249 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded a loss on settlement of debt in the amount of $12,489,249 compared to loss on settlement of debt of $Nil for the same twelve-month period in 2015. The primary factors contributing to the resulting net loss on settlement of debt during the year ended August 31, 2016 was related to the issuance of 1,032,998 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. The fair value of the units $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations. In Addition, effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 shares of our common stock. The fair value of the common shares $6,371,457 was allocated to shares of our common stock and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations.

Impairment Loss on Marketable Securities

For the year ended August 31, 2018, the Company did not record any impairment losses on marketable securities.

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

Gain (Loss) on Derivative Liabilities

For the year ended August 31, 2018 the Company had no derivative liabilities.

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

Net income from discontinued operations net of tax for the year ended August 31, 2018, was $NIL.

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

1354166 Ontario

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta. As a result, the Company’s investment in 1354166 Alberta had been derecognized from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations. The following table presents the statements of operations of 1354166 Alberta for the period set out:

August 31, 2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
(5,267)
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.000

Zavala Inc.

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all its rights, title and interest in and to Zavala Inc. Accordingly, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc., for the years set out:

August 31, 2016
Expenses
Accretion	$—
General and administrative	6,020
Bad debt expense	—
Impairment loss on marketable securities	—
Impairment loss on exploration and evaluation assets	—
Loss from discontinued operations	(6,020)
Foreign currency translation	—
Total loss from discontinued operations	$(6,020)
Loss per share from discontinued operations, basic and diluted	$(0.000)

Net Loss

Net loss for the year ended August 31, 2018 was $516,323 compared to a net loss of $2,097,738 for the year ended August 31, 2017. The decrease in net loss of $1,581,415was primarily related to a decrease in stock-based compensation for employees of $1,410,094, stock-based compensation-non employees of $235,393, a decrease in research, content development and technology support of $313,106, a decrease in general and administrative expenses of $203,361, a decrease in anti-dilution fees of $186,832, a decrease in impairment loss on secured note receivable of $81,483, hosting, advertising and technology services of $68,559; and an offset gain on de-recognition of financial liabilities of $893,990, and an increase in loss on foreign exchange of $2,635.

Net loss for the year ended August 31, 2017, was $2,097,738 compared to a net loss of $13,531,587 the year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to an increase in loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. In addition, during fiscal 2017, the Company an increase in stock-based compensation of $1,234,074 to $1,849,998 versus stock-based compensation expense of $615,924 during fiscal 2016 and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. In the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve-month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

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

Total Other Comprehensive Income (Loss)

Total other comprehensive income for the year ended August 31, 2018 and August 31, 2017 were $Nil compared to a total comprehensive income of $110,525 for the year ended August 31, 2016.

Net Loss and Comprehensive Loss

Net loss and comprehensive loss for the year ended August 31, 2018 was $516,323 compared with $2,097,738 for the year ended August 31, 2017. The decrease in net loss during 2018 was primarily related to a decrease in employee stock-based compensation of $1,410,094, non-employee stock-based compensation of $235,393. In the 2018 fiscal year, there were decreases in a number of fiscal 2017 non-recurring transactions such as research, content development and technology support of $313,106, anti-dilution fees of $186,832, impairment loss on secured note receivable of $81,483, and an offsetting gain on de-recognition of financial liabilities of $893,990. There were decreases from fiscal 2017 to 2018 related to general and administrative expenses of $203,361 and hosting, advertising and technology services of $68,559.

Net loss and comprehensive loss for the year ended August 31, 2017, was $2,097,738 compared to $13,421,062 for the year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to an increase in loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. In addition, during fiscal 2017, the Company experienced an increase in stock-based compensation of $1,234,074 to $1,849,998 versus stock-based compensation expense of $615,924 during fiscal 2016 and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also, in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve-month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

Earnings (Loss) per Share, Basic

Continuing Operations

Basic loss per share from continuing operations for the year ended August 31, 2018 was $0.098 compared to basic loss per share of $0.788 for the same twelve-month period in 2017.

Basic loss per share from continuing operations for the year ended August 31, 2017, was $0.788 compared to basic loss per share of $6.516 for the same twelve-month period in 2016.

Discontinued Operations

Basic loss per share from discontinued operations for the year ended August 31, 2018 and for the year ended August 31, 2017 were both $Nil.

Basic loss per share from discontinued operations for the year ended August 31, 2017 was $Nil compared to a basic income of $0.001 for fiscal 2016.

Total Loss per Share, Basic

Total basic loss per share for the year ended August 31, 2018, was $0.098 compared to total basic loss per share of $0.788 for the same twelve-month period in 2017.

Total basic loss per share for the year ended August 31, 2017, was $0.788 compared to total basic loss per share of $6.515 for the same twelve-month period in 2016.

Earnings (Loss) per Share, Diluted

Continuing Operations

Diluted loss per share from continuing operations for the year ended August 31, 2018 was $0.098 compared to diluted loss per share of $0.788 for the same twelve-month period in 2017.

Diluted loss per share from continuing operations for the year ended August 31, 2017, was $0.788 compared to diluted loss per share of $6.516 for the same twelve-month period in 2016.

Discontinued Operations

Diluted loss per share from discontinued operations for the year ended August 31, 2018 and for the year ended August 31, 2017 were both $Nil.

Diluted loss per share from discontinued operations for the year ended August 31, 2017 was $Nil compared to diluted income per share of $0.001 for the same twelve-month period in 2016.

Total Loss per Share, Diluted

Total diluted loss per share for the year ended August 31, 2018 was $0.098 compared to total diluted loss per share of $0.788 for the same twelve-month period in 2017.

Total diluted loss per share for the year ended August 31, 2017, was $0.788 compared to total diluted loss per share of $6.515 for the same twelve-month period in 2016.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

	2018	2018	2018	2017
For the quarter ending	August 31	May 31	February 28	November 30
Net loss for the period	($167,941)	$(127,398)	$(93,406)	$(127,578)
Loss per share, basic and diluted	$(0.032)	$(0.024)	$(0.018)	$(0.024)

Fiscal 2018

During the quarter ended August 31, 2018, the Company incurred stock-based compensation expenses of $68,170 and general and administrative expenses of $97,895.

	2017	2017	2017	2016
For the quarter ending	August 31	May 31	February 28	November 30
Net loss for the period	$(1,199,755)	$(198,521)	$(81,215)	$(618,247)
Loss per share, basic and diluted	$(0.447)	$(0.08)	$(0.03)	$(0.23)

Fiscal 2017

During the quarter ended August 31, 2017, the Company recorded stock-based compensation expense of $1,698,901 a gain on de-recognition of financial liabilities of $893,990 and anti-dilution fees of $178,650. During ended May 31, 2017, the Company incurred general and administrative expenditures of $119,830. During the quarter ended February 28, 2017, the Company recorded research, content development and technology support costs of $63,641. During the quarter ended November 30, 2016, the Company recorded anti-dilution fees of $104,727.

FOURTH QUARTER RESULTS-CONTINUING OPERATIONS

For the quarter ending	August 31, 2018	August 31, 2017	August 31, 2016
Revenue	$—	$16,280	$—
Net Income (loss) for the period	($167,941)	$(1,199,755)	$153,579

Income (loss) per share, basic and diluted	($0.032)	($0.19)	$(0.06)

Advertising Revenue

For the three months ended August 31, 2018, the Company recorded advertising revenue of $Nil compared to $16,280 for the same three-month period ended in fiscal 2017. The advertising revenue for fiscal 2017 is a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during that year which was not carried over to fiscal 2018.

Research, Content Development and Technology Support

For the three months ended August 31, 2018, there were no research, content development and technology support costs compared to $20,378 for the same period three-month period ended August 31, the completion of the online management s and advertising platform during fiscal 2017.

Hosting, Advertising and Technology Services

For the three months ended August 31, 2018, the Company incurred $Nil hosting and technology costs related to the maintenance of the Company’s online management and advertising platform.

For the three months ended August 31, 2017, the Company incurred hosting and technology costs of $20,144 related to the maintenance of the Company’s online management and advertising platform.

General and Administrative	For the Three Months Ended August 31,
	2018	2017	2016
Professional fees	$50,920	$51,848	$71,488
Head office costs	6,000	10,500	10,500
Management fees	15,000	15,000	15,000
Transfer and registrar costs	2,701	3,833	8,296
Shareholders information	3,411	12,457	1,815
Office and general costs	363	1,252	4,626
Directors fees	—	900	600
Consulting fees and expenses	15,000	15,000	15,000
Travel	—	—	13,920
Rent	4,500	—	3,776
Insurance	—	—	4,710
Total	$97,895	$110,790	$149,731

General and administrative expenses for the three months ended August 31, 2018, decreased to $97,895 compared to $110,790 for the same period ended August 31, 2017. For the three months ended August 31, 2018, head office costs decreased by $4,500, from $10,500 in the three-month period ended August 31, 2017 to $6,000 for the quarter ended August 31, 2018. Shareholder information decreased by $9,046 from $12,457 for the three-month period ended August 31, 2017 to $3,411 for the same three-month period ended August 31, 2018. Office and general costs were reduced by $889 from $1,252 in the three-month period ended August 31, 2017 to $363 for the same period in 2018. Although there were no director fees in 2018, there were fees of $900 for the three-month period ended August 31, 2017. There was rent expense of $4,500 for the three-month period ended August 31, 2018, however, there were no rental costs for the same three-month period ended August 31, 2017.

General and administrative expenses for the three months ended August 31, 2017, decreased to $110,790 compared to $149,731 for the year ended August 31, 2016. For the three months ended August 31, 2017 shareholders information costs increased by $10,642 to $12,457 compared to $1,815 for the three months ended August 31, 2016. The fiscal 2017 increase was primarily attributed to the costs associated with the consolidation of the Company’s shares of common stock and the addition of fees related to the Company’s listing on the Canadian Securities Exchange. For the three months ended August 31, 2017, professional fees decreased by $19,640 to $51,848 compared to $71,848 for the same three-month ended in 2016. In addition, during fiscal 2017, travel costs decreased by $13,920, insurance costs decreased by $4,710 and rent decreased by $3,776. The reduction in costs were a result of the settlement of the DWF Transaction.

Loss on Foreign Exchange

For the three months ended August 31, 2018, the Company recorded a loss of $1,876 compared to a gain of $321 for the three months ended August 31, 2017. There difference in gains and losses on foreign exchange are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

For the three months ended August 31, 2017, the Company recorded a gain on foreign exchange of $321 versus a loss on foreign exchange of $112 for the same three-month period in 2016.These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Stock Based Compensation

Employees

For the three months ended August 31, 2018, the Company recorded stock-based compensation of $68,170 compared to $1,478,314 for the same three-month period in 2017. During the 2018 fiscal period, 35,000 common share purchase options vested from September 8, 2017 to May 1, 2018, when they were cancelled. As a result, the Company recorded an accelerated non-cash stock-based compensation of $68,170 for partial vesting, reflecting a total amount for the 2018 year of $204,511. Effective May 1, 2018, all of the stock options issued by the Company were released and subsequently cancelled and the balance was recorded as an increase to contributed surplus.

For the three months ended August 31, 2017, the Company recorded stock-based compensation of $1,478,314 compared to $Nil for the same three-month period in 2016. During the three-month period in fiscal 2017, the Company revised the fair value of stock options issued to directors and officers on September 9, 2016 and November 1, 2016.

Non Employees

For the three months ended August 31, 2018, the Company recorded stock-based compensation for non-employees of $Nil compared with the three months ended August 31, 2018 of $220,588.

For the three months ended August 31, 2017, the Company recorded stock-based compensation for non-employees of $220,588 compared to $Nil for the same three-month period in 2016. During the three-month period in fiscal 2017, the Company revised the fair value of stock options issued to a consultant on September 9, 2016.

Anti-Dilution Fees

For the three months ended August 31, 2018, the Company recorded anti-dilution fees of $Nil compared to $178,650 for the three months ended August 31, 2017.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional shares of our common stock for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

Gain on de-recognition of financial liabilities

During the three months ended August 31, 2018, the Company recorded $Nil for gain on de-recognition of financial liabilities compared with the August 31, 2017 amount of $893,990 which was related to the expiry of prior obligations.

During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 relating to the expiry of prior obligations of Dyami Energy.

Impairment loss on Secured Note Receivable

During the three months ended August 31, 2018, the Company did not record any impairment losses.

During the three months ended August 31, 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the same three-month prior period in 2016 and 2015.

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

Net Income (Loss) from Continuing Operations

Net loss from continuing operations for the three months ended August 31, 2018 was $167,941 compared to the three months ended August 31, 2017 of $1,199,755. During the three months ended August 31, 2018, the Company recorded stock-based compensation of $68,170, general and administrative expenses of $97,895, and foreign exchange losses of $1,876.

Net loss from continuing operations for the three months ended August 31, 2017 was $1,199,755 versus a net income from continuing operations of $153,579 for the three months ended August 31, 2016. During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 which gain was partially offset by an increase in stock-based compensation expense of $1,698,901 compared to $Nil in the same three month prior period, anti-dilution fees of $178,650 compared to $Nil for the three months ended August 31, 2016 and an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior period in 2016.

Net Income from Discontinued Operations

For the three months ended August 31, 2018, net income from discontinued operations was $Nil versus net income from discontinued operations of $Nil for the three months ended August 31, 2017.

For the three months ended August 31, 2017, net income from discontinued operations was $Nil versus net income from discontinued operations of $2,118 for the three months ended August 31, 2016.

Net Income (Loss) and Comprehensive Income (Loss)

Net loss for the three months ended August 31, 2018 was $167,941 compared to a net loss of $1,199,755 for the same three-months ended August 31, 2017.

Net loss for the three months ended August 31, 2017 was $1,199,755 compared to net income of $155,697 for three months ended August 31, 2016.During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 which gain was partially offset by anti-dilution fees of $178,650 compared to $Nil for the three months ended August 31, 2016.

Earning (Loss) per Share, Basic and diluted

Basic and diluted loss per share from continuing operations for the three months ended August 31, 2018 was $0.032 compared to a basic and diluted loss per share from continuing operations of $0.447 for the same three-month period in 2017.

Basic and diluted loss per share from continuing operations for the three months ended August 31, 2017, was $0.447 compared to a basic and diluted loss per share from continuing operations of $0.06 for the same three-month period in 2016.

CAPITAL EXPENDITURES

There were no capital expenditures for the 2017 and 2018 fiscal periods.

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

FINANCING ACTIVITIES

During the year ended August 31, 2018, the Company recorded shareholders’ loans payable of $79,910 compared to $Nil for the year ended August 31, 2017.

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

Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 shares of our common stock at a purchase price of $0.18 per share.

A.       LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2018 was $28,906 compared to cash of $1,040 as of August 31, 2017.

For the year ended August 31, 2018, the primary use of funds was related to general administrative expenses. The Company’s working capital deficiency at August 31, 2018 was $799,588.

For the year ended August 31, 2017, the primary use of funds was related to general administrative expenses and the US $65,000 advance to Catch Star. The Company’s working capital deficiency at August 31, 2017 was $487,776.

Current assets of $33,043 as at August 31, 2018 include cash of $28,906 ($1,040 as at August 31, 2017) and $4,137 of other receivables ($41,007 as at August 31, 2017). Current liabilities as at August 31, 2018 of $832,631 include trade and other payables of $703,306 ($529,823 as at August 31, 2017), short term advances from related party of $49,415 ($Nil as at August 31, 2017) and $79,910 of shareholder loans ($Nil as at August 31, 2017).

Management of the Company recognizes that cash flow from operations is not sufficient meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations. If the Company issued additional shares of our common stock from treasury it would cause the current shareholders of the Company dilution.

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

B.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not engage in research and development activities.

C.       TREND INFORMATION

The current trend of cannabis legalization in the United States has resulted in a significant opportunity. 54% of the U.S. population now lives in a state where marijuana has been legalized. The U.S. cannabis industry is projected to reach US$20.8 billion by year 2021 in consumer spending which is expected to generate an overall economic impact (based primarily on purchases by consumers and indirect revenue for growers and various subcontractors as well as money spent with businesses not affiliated with the sector, such as supermarkets) of $39.6 billion, 414,000 jobs and US$4 billion in tax receipts [Source: Report from Arcview Market Research and BDS Analytics, January 2018].

Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. The Company’s failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for the Company’s products, which would in turn could result in a material adverse effect on the Company.

D.       OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

E.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2018	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and other payables	703,306	703,306	—	—	—
Shareholder loans	79,910	79,910	—	—	—
Advances from related party	49,415	49,415	—	—	—
Total	832,631	832,631	—	—	—

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and other payables	529,823	529,823	—	—	—
Total	529,823	529,823	—	—	—

SECURED NOTE PAYABLE, SHAREHOLDERS’ LOANS, NOTES PAYABLE AND DEBT CONVERSION

Shareholder Loans

As at August 31, 2018, the Company had shareholders’ loans payable of $79,910 (August 31, 2017: $Nil; August 31, 2016: $Nil). The August 31, 2018 balance consisted of advances in two currencies: $53,800 payable in Canadian Dollars and $26,110 that includes $20,000US with foreign exchange of $6,110.

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 147,571 units in the capital of the Company. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of the effective date, the Company issues additional shares of our common stock for a consideration per share or with an exercise or conversion price per share, less than $8.00 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. Effective November 18, 2015, the Company issued a total of 103,299 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations.

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$6.60
Contractual exercise rate	$10.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at August 31, 2018, 2017 and 2016, the Company had loans payable of $Nil.

For the year ended August 31, 2016, the Company recorded interest on loans payable of $4,945. Effective November 18, 2015, the Company converted loans and interest due in the aggregate amount of $899,660 through the issuance of 680,068 shares of our common stock. The fair value of the common shares of $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

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

Debt Conversion

On February 29, 2016, the Company converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit was comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$8.10
Contractual exercise rate	$3.50
Term	3 years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest payable to Core Energy Enterprises Inc. (“Core”) in the aggregate amount of $362,793 through the issuance of 274,243 shares of our common stock. The fair value of the common shares of $1,830,983 was recorded as an increase to shares of our common stock and $1,468,190 was recorded as a loss on settlement of debt in the consolidated statement of operations. The CFO of the Company is a major shareholder, officer and a director of Core.

DERIVATIVE LIABILITIES

As at August 31, 2018 and August 31, 2017, the Company had no derivative warrant liabilities. As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil. As at August 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (August 31, 2016: $281,210). The Company had warrants issued with a cashless exercise price and warrants issued with an exercise price in US dollars which was different from the functional currency of the Company and accordingly the warrants were treated as financial liabilities. The fair value movement during the periods were recognized in the profit or loss. The following table sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2014	7,439	1,325,307	US	370.40
Warrants expired	(6,134)	(1,258,206)	US	(460.66)
Change in fair value estimates	—	214,109		—
As at August 31, 2015	1,305	281,210	US	466.66
Warrants expired	(1,305)	(281,210)		—
Warrants issued	175,000	—		—
As at August 31, 2016	175,000	—		15.00
Warrants expired	(175,000)	—		—
As at August 31, 2017 and 2018	—	—		—

On September 25, 2015, 1,305 warrants expired, and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017, the agreement was mutually terminated no warrants were exercised.

As at August 31, 2018 and August 31, 2017, no derivative warrants liabilities were outstanding.

F.       SAFE HARBOR

Certain statements in Item 5.E and 5.F of this Annual Report may constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Such statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words. The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of all of our directors and executive officers as of the date of the filing of this Annual Report, with each position and office held by them in our Company, and the period of their service as a director or as an officer.

Name	Position with the Company	Date First Elected or Appointed
J. Obie Strickler	President, Chief Executive Officer and Director	November 15, 2018
Jacques Habra	Chief Strategy Officer	November 15, 2018
Michael Johnston	Chief Financial Officer and Corporate Secretary	November 15, 2018
Abhilash Patel	Director	November 15, 2018
Stephen Gledhill	Director	November 15, 2018

All of our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws. Subject to the terms of their employment agreements, if any, executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors. Mr. Strickler, our President, devotes 100% of his work time to his duties as an officer and director of the Company.

There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any two or more directors or executive officers.

J. Obie Strickler – President, Chief Executive Officer and Director. Mr. Strickler is the President, Chief Executive Officer and Chairman of the Company. He is also CEO, President, and founder of GRUS. He founded Canopy Management, LLC in 2015 to consolidate the three medical facilities he had operated since 2006 within one company. Mr. Strickler formed GRUS in 2016 and entered the Oregon recreational cannabis market with a plan to build a multi-national cannabis brand. Mr. Strickler has been active in the Oregon medical marijuana market since early 2000 where he organically scaled a single 15 plant property to four separate facilities with approximately 200 outdoor plants and 30 lights operating indoors. Mr. Strickler has a BS in Geology from Southern Oregon University and is also an Oregon Professional Geologist. During the time he was financing and overseeing Canopy’s growth he was also the regional manager for a large multi-service environmental company where he oversaw a staff of 15 people before starting his own business in 2011 to provide management services to large natural resource companies primarily in the mining sector. In this role, he was responsible for building and integrating complex technical teams to advance large, world-class, multi-billion-dollar mining projects from exploration through feasibility primarily in base and precious metals. In 2014, Mr. Strickler teamed with aerospace engineers to form HyperSciences, Inc a platform technology company focused on commercializing hypervelocity technology into a variety of industrial applications. Mr. Strickler helped secure a large contract with one of the world’s larger oil and gas providers to solve deep drilling challenges and moved this project through proof of concept before departing to focus on the opportunities in cannabis full time. Mr. Strickler will take his production experience in the cannabis industry and his integration and execution experience from the natural resource industry to build GRUS into a premier cannabis company. Mr. Strickler is 38 years old and is employed on a full time basis with the Company. Mr. Strickler has signed a non-competition and non-disclosure agreement with the Company.

Jacques Habra – Chief Strategy Officer. Mr. Habra is the Chief Strategy Officer of the Company responsible for branding, marketing, communications, and Company strategy. Mr. Habra is an award-winning entrepreneur who has launched multiple companies with successful exits in various sectors including technology, electronics, and real estate. Mr. Habra graduated from the University of Michigan with a degree in English and Philosophy with Honors. National success stories include founding and sale of Web Elite, lead investor and interim CEO of TrackR (recently awarded $50MM in Series B funding from Amazon), and founding and financing of SelfEcho. Mr. Habra serves on several non-profit boards in the greater Santa Barbara community and in 2016 was named Entrepreneur of the Year by the Santa Barbara Technology and Industry Association. Jacques’ leadership at GRUS has led to private equity investment, an emphasis on “Experience” branding, and successful growth strategy. Mr. Habra is 44 years old and is an independent contractor providing services on a full time basis to the Company. Mr. Habra has signed a non-competition and non-disclosure agreement with the Company.

Michael Johnston – Chief Financial Officer and Corporate Secretary. Mr. Johnston is a graduate of Western University, and joined Forbes Andersen LLP, Chartered Professional Accountants in 2004 and became a partner in 2012. Mr. Johnston has over 10 years of experience with both private and public companies in various capacities, including that of Chief Financial Officer. Mr. Johnston is 37 years old and is an independent contractor providing services on a part time (30%) basis to the Company. Mr. Johnston has signed a non-disclosure agreement with the Company but has not signed a non-competition agreement with the Company.

Abhilash Patel – Director. Mr. Patel is a serial entrepreneur, venture investor, speaker, and philanthropist. He is currently Founder & Principal at Lotus Capital, an early-stage investment fund in Santa Monica, CA. He is on the Board of Directors for several non-profit organizations in Southern California, including the Los Angeles Food Bank, Junior Achievement of Southern California, and 10,000 Beds. Previously, Mr. Patel was founder and CEO at Ranklab, a digital marketing agency listed in Inc. Magazine’s fastest growing private companies in 2015, and Co-founder at Recovery Brands, a digital publishing company based in San Diego, CA. In 2015 both companies were acquired by AAC, Holdings Inc. and Mr. Patel remained in an active leadership position at both companies until his exit in late 2016. Mr. Patel holds a Bachelor of Arts in Economics and Philosophy from Columbia University, and a Master of Business Administration from the University of California, Los Angeles’ Anderson School of Management. Mr. Patel’s work has been featured in several major publications, including Inc., Huffington Post, Forbes, and Entrepreneur, USA Today, among others. Dr. Drew., Inc. named Mr. Patel “One of 20 Inspiring Entrepreneurs Improving Health for All” and Forbes highlights him in an interview entitled “How Web Publishing is Saving Lives”. Mr. Patel is 38 years old and intends to devote the time necessary to serve as a director of the Company, which is estimated to be 10% of his time. Mr. Patel has signed a non-disclosure agreement with the Company but has not signed a non-competition agreement with the Company.

Stephen Gledhill – Director and Audit Committee Chairman. Mr. Gledhill is a founding member and Managing Director of RG Mining Investments Inc. and RG Management Services Inc., both of which are accounting, administrative and corporate secretarial services companies. In 1992, he formed Keshill Consulting Associates Inc., a boutique management consulting practice. Mr. Gledhill has over 25 years of financial-control experience and acts as CFO and Corporate Secretary for multiple publicly-traded companies, several of which he was instrumental in scaling-up and taking public. He currently serves as the CFO of Caracara Silver Inc. (TSXV:CSV) and CO2 Gro Inc. (TSXV:GROW). Prior to the inception of RGMI and RGMS, Mr. Gledhill served as the Senior Vice President and CFO of Borealis Capital Corporation, a Toronto-based merchant bank as well as Vice President of Finance of OMERS Realty Corporation (ORC), the real estate entity of the Ontario Municipal Employees Retirement System. Mr. Gledhill is a Chartered Public Accountant and Certified Management Accountant and holds a Bachelor of Math Degree from the University of Waterloo. Mr. Gledhill is 57 years old and intends to devote the time necessary to serve as a director of the Company, which is expected to be 10% of his time. Mr. Gledhill has signed a non-disclosure agreement with the Company but has not signed a non-competition agreement with the Company.

B.       COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended August 31, 2018.

Summary Compensation Table
Name and Principal Position	Year	Salary	Option Based Awards	All Other Compensation	Total Compensation
		($)	($)	($)	($)
James Cassina, Chief Financial Officer and Director	2018	60,000	Nil	100	60,100
Ritwik Uban, Chief Executive Officer, President, Director	2018	Nil	204,511	Nil	204,511
Dikshant Batra, Director	2018	Nil	Nil	100	100
J. Obie Strickler	2018	Nil	Nil	Nil	Nil
Jacques Habra	2018	Nil	Nil	Nil	Nil
Michael Johnston	2018	Nil	Nil	Nil	Nil
Abhilash Patel	2018	Nil	Nil	Nil	Nil
Stephen Gledhill	2018	Nil	Nil	Nil	Nil

As of November 15, 2018, Mr. Cassina, Mr. Uban, and Mr. Batra are no longer employed by the Company.

Outstanding Option-Based Awards

As at August 31, 2018, there are no outstanding stock options for the Company.

Compensation Discussion and Analysis

Objective of the Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance of its Named Executive Officers (“NEOs”) of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Company views it as an important objective of the Company’s compensation program to ensure staff retention.

The Compensation Review Process

To determine compensation payable, the compensation committee of the Company (the “Compensation Committee”) determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the NEOs of the Company while taking into account the financial and other resources of the Company.

The Company’s Compensation Committee is comprised of J. Obie Strickler, Abhilash Patel and Stephen Gledhill. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each NEO. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Elements of Executive Compensation

The Company’s NEO compensation program is based on the objectives of: (a) recruiting and retaining the executives critical to the success of the Company; (b) providing fair and competitive compensation; (c) balancing the interests of management and shareholders of the Company; and (d) rewarding performance, on the basis of both individual and corporate performance.

For the financial year ended August 31, 2018, the Company’s NEO compensation program consisted of the following elements:

(a)	a management fee (the “Short-Term Incentive”).
(b)	a long-term equity compensation consisting of stock options granted under the Company’s stock incentive plan (“Long-Term Incentive”).

The specific rationale and design of each of these elements are outlined in detail below.

Short-Term Incentive

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The base salary provides an immediate cash incentive for the Named Executive Officers. The Compensation Committee and the Board review salaries at least annually.

Base salary/management fees of the Named Executive Officers are set by the Compensation Committee on the basis of the applicable officer’s responsibilities, experience and past performance. In determining the base salary to be paid to a particular Named Executive Officer, the Compensation Committee considers the particular responsibilities related to the position, the experience level of the officer, and his or her past performance at the Company and the current financial position of the Company.

Long-Term Incentive

The granting of stock options is a variable component of compensation intended to reward the Company’s Named Executive Officers for their success in achieving sustained, long-term profitability and increases in stock value. Stock options may be provided to enhance the Named Executive Officers motivation to achieve long-term growth of the Company and increases in shareholder value. The Company provides long-term incentive compensation through its stock option plan. The Compensation Committee recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The Compensation Committee views the granting of stock options as a means of promoting the success of the Company and higher returns to its shareholders. The Board grants stock options after reviewing recommendations made by the Compensation Committee.

Stock Option Plan

The Company’s Amended Stock Option Plan (the “Plan”) was adopted by the Board of Directors on January 20, 2012 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on February 24, 2012. The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an “Eligible Individual”) to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us. Directors and officers currently are not remunerated for their services except as stated in “Executive Compensation” above.

The maximum number of shares of our common stock which may be set aside for issue under the Plan is an amount not to exceed 20% of the total shares issued and outstanding of the Company as of the date of each Option grant provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority. Any shares of our common stock subject to an option, which are not exercised, will be available for subsequent grant under the Plan. The option price of any shares of our common stock is to be determined by the Board in its sole discretion.

Options granted under the Plan may be exercised during a period no exceeding five years, subject to earlier termination upon the optionee ceasing to be an Eligible Individual, or, in accordance with the terms of the grant of the option. The options are non-transferable and non-assignable except between an Eligible Individual and a related corporation controlled by such Eligible Individual upon the consent of the Board of Directors. The Plan contains provisions for adjustment in the number of shares issuable there under in the event of subdivision, consolidation, reclassification, reorganization or change in the number of shares of our common stock, a merger or other relevant change in the Company’s capitalization. The Board of Directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time. The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

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

Incentive Plan Awards

At August 31, 2018, the Company has no outstanding stock options.

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

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors or meeting of the shareholders attended. During the fiscal year ended August 31, 2018, no amount was paid ($3,800 accrued) by the Company with respect to such fees.

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

Mr. Strickler, Mr. Patel, and Mr. Gledhill were appointed as directors on November 15, 2018. The terms of Mr. Uban and Mr. Batra as directors began on September 9, 2016 and ended upon their resignations on November 14, 2018. The term of Mr. Cassina as director began on February 9, 2010 and ended upon his resignation on November 14, 2018. The term of Mr. Klyman as a director began on August 10, 2000 and ended upon his resignation on September 9, 2016. Mr. Budden was appointed on December 22, 2015 and resigned on September 9, 2016. Our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws. Our chief executive officer, our president and our chief financial officer were appointed by our Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2017 for their services in their capacity as directors or any compensation paid to committee members.

As of the date of this Annual Report our Board of Directors consists of three directors, two of which are considered “independent directors” in that they are “independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from their shareholding”. It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

The Company holds meetings as required, at which the opinions of the directors are sought by management and duly acted upon for all material matters relating to the Company.

Directorships

As at August 31, 2018, none of the Company’s directors were directors of other Canadian or United States reporting issuers.

As at November 30, 2018, the following director and officer of the Company also serves as directors and/or officers of other reporting issuers, as follows:

Stephen Gledhill	CFO of Caracara Silver Inc. (TSXV) CFO of CO2 Gro Inc. (TSXV)

Board and Committee Meetings

The Board of Directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results. The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2018.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Disclosure Committee Meetings
James Cassina	1	1	Nil	Nil
Ritwik Uban	Nil	1	Nil	Nil
Dikshant Batra	1	1	Nil	Nil

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

The Board ensures, at least annually, that there are long-term goals and a strategic planning process in place for the Company and participates with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Company.

The strategic planning process incorporates identifying the main risks to the Company’s objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Board appoints senior management.

The Company adheres to regulatory requirements with respect to the timeliness and content of its disclosure. The Board approves all of the Company’s major communications, including annual and quarterly reports and press releases. The Chief Executive Officer authorizes the issuance of news releases. The Chief Executive Officer is generally the only individual authorized to communicate with analysts, the news media and investors about information concerning the Company.

The Board and the audit committee of the Company (the “Audit Committee”) examines the effectiveness of the Company’s internal control processes and information systems.

The Board as a whole, given its small size, is involved in developing the Company’s approach to corporate governance. The number of scheduled board meetings varies with circumstances. In addition, special meetings are called as necessary. The Chief Executive Officer establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda. Each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting. Board members have full and free access to senior management and employees of the Company.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the Chief Executive Officer, Chief Financial Officer or the President (the “Officers”). The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the Officers, are clear and that the limits to management’s responsibility and authority are well-defined.

Each of the Audit Committee, Compensation Committee and Disclosure Committee has a chair and a mandate.

Orientation and Continuing Education

We have developed an orientation program for new directors including a director’s manual (“Director’s Manual”) which contains information regarding the roles and responsibilities of the board, each board committee, the board chair, the chair of each board committee and our president. The Director’s Manual contains information regarding its organizational structure, governance policies including the Board Mandate and each Board committee charter, and our code of business conduct and ethics. The Director’s Manual is updated as our business, governance documents and policies change. We update and inform the board regarding corporate developments and changes in legal, regulatory and industry requirements affecting us.

Ethical Business Conduct

We have adopted a written code of business conduct and ethics (the “Code”) for our directors, officers and employees. The board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy. The Code reminds those engaged in service to us that they are required to report perceived or actual violations of the law, violations of our policies, dangers to health, safety and the environment, risks to our property, and accounting or auditing irregularities to the chair of the Audit Committee. In addition to requiring directors, officers and employees to abide by the Code, we encourage consultants, service providers and all parties who engage in business with us to contact the chair of the Audit Committee regarding any perceived and all actual breaches by our directors, officers and employees of the Code. The chair of our Audit Committee is responsible for investigating complaints, presenting complaints to the applicable board committee or the board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of our Audit Committee will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by us, our directors and management, against complainants who raise concerns in good faith and requires us to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, we have an Audit Committee Charter and a Policy of Procedures for Disclosure Concerning Financial/Accounting Irregularities.

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

Compensation

The Board determines director and executive officer compensation by recommendation of the Compensation Committee. The Company’s Compensation Committee reviews the amounts and effectiveness of compensation. The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors.

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

The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company’s most recently completed financial year.

Committees of the Board

Our Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of the Audit Committee, a compensation committee (the “Compensation Committee”), and a disclosure committee (the “Disclosure Committee”).

Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee are J. Obie Strickler, Abhilash Patel and Stephen Gledhill (Chair). Based on his professional experience, the board has determined that Stephen Gledhill is an Audit Committee Financial Expert and that J. Obie Strickler and Abhilash Patel are financially literate. The Audit Committee’s primary duties and responsibilities are to serve as an objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the Compensation Committee are J. Obie Strickler, Abhilash Patel and Stephen Gledhill. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO, CFO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Disclosure Committee

The mandate of the Disclosure Committee is formalized in a written charter. The members of the Disclosure Committee are J. Obie Strickler, Abhilash Patel and Stephen Gledhill. The Committee’s duties and responsibilities include, but are not limited to, review and revise our controls and other procedures (“Disclosure and Controls Procedures”) to ensure that (i) information required by us to be disclosed to the applicable regulatory authorities and other written information that we will disclose to the public is reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure; assist in documenting and monitoring the integrity and evaluating the effectiveness of the Disclosure and Control Procedures; the identification and disclosure of material information about us, the accuracy completeness and timeliness of our financial reports and all communications with the investing public are timely, factual and accurate and are conducted in accordance with applicable legal and regulatory requirements.

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

Relevant Education and Experience of Audit Committee Members

See Item 6.A – Directors and Senior Management for biographies of Audit Committee members.

Audit Committee Charter

●	Our Audit Committee Charter (the “Charter”) has been adopted by our Board of Directors. The Audit Committee of the board (the “Committee”) will review and reassess this charter annually and recommend any proposed changes to the board for approval. The Audit Committee’s primary duties and responsibilities are to:

●	Oversee (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

●	Serve as an independent and objective party to monitor our financial reporting processes and internal control systems.

●	Review and appraise the audit activities of our independent auditors and the internal auditing functions.

●	Provide open lines of communication among the independent auditors, financial and senior management, and the board for financial reporting and control matters.

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

All members shall, to the satisfaction of the board, be financially literate (i.e. will have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto), and at least one member shall have accounting or related financial management expertise to qualify as “financially sophisticated”. A person will qualify as “financially sophisticated” if an individual who possesses the following attributes:

●	an understanding of financial statements and generally accepted accounting principles;
●	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
●	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;
●	an understanding of internal controls and procedures for financial reporting; and
●	an understanding of audit committee functions.

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

●	Annual review and revision of the Charter as necessary with the approval of the board.
●	Review and obtain from the independent auditors a formal written statement delineating all relationships between the auditor and us, consistent with Independence Standards Board Standard 1.
●	Recommending to the board the independent auditors to be retained (or nominated for shareholder approval) to audit our financial statements. Such auditors are ultimately accountable to the board and the Committee, as representatives of the shareholders.
●	Evaluating, together with the board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.
●

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

●	Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:
○	Bookkeeping or other services related to our accounting records or consolidated financial statements;
○	Financial information systems design and implementation;
○	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
○	Actuarial services;
○	Internal audit outsourcing services;
○	Management functions or human resources;
○	Broker or dealer, investment advisor or investment banking services;
○	Legal services and expert services unrelated to the audit; and
○	Any other services which the Public Company Accounting Oversight Board determines to be impermissible.
●	Approving any permissible non-audit engagements of the independent auditors.
●	Meeting with our auditors and management to review the scope of the proposed audit for the current year, and the audit procedures to be used, and to approve audit fees.
●	Reviewing the audited consolidated financial statements and discussing them with management and the independent auditors. Consideration of the quality our accounting principles as applied in its financial reporting. Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of our audited consolidated financial statement in our Annual Report to Shareholders.
●	Discussing with management and the independent auditors the quality and adequacy of and compliance with our internal controls.
●	Establishing procedures: (i) for receiving, handling and retaining of complaints received by us regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.
●	Review and discuss all related party transactions involving us.
●	Engaging independent counsel and other advisors if the Committee determines that such advisors are necessary to assist the Committee in carrying out its duties.
●	Publicly disclose the receipt of warning about any violations of corporate governance rules.

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

As of August 31, 2018, we had 2 employees, our president and chief financial officer. As of November 30, 2018, we have 41 employees, including our chief executive officer, chief strategy officer, and chief financial officer.

E.	SHARE OWNERSHIP

Shares of our common stock are owned by Canadian residents, United States residents and residents of other countries. The only class of our securities, which is outstanding as of the date of the filing of this Annual Report, is common stock. All holders of shares of our common stock have the same voting rights with respect to their ownership of shares of our common stock.

The following table sets forth as of November 30, 2018, certain information with respect to the amount and nature of beneficial ownership of shares of our common stock held by (i) each person who is a director or an executive officer of ours; and (ii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percentage
J. Obie Strickler(2)	President, Chief Executive Officer and Director	29,346,201	40.5%
Jacques Habra	Chief Strategy Officer	3,486,769	4.9%
Michael Johnston	Chief Financial Officer and Corporate Secretary	*	*
Abhilash Patel(3)	Director	1,586,396	2.2%
Stephen Gledhill	Director	*	*
All officers and directors as a group (5 persons)		34,419,366	47.0%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 71,655,734 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 729,432 warrants to purchase common stock at $0.55 per share. Also includes 5,995,011 shares held jointly with his spouse.

(3)	Includes 896,811 warrants held by Gambit II, LLC to purchase common stock at $0.55 per shares. Also includes 689,585 shares held by Gambit II, LLC.

* less than one percent.

The shares of common stock and warrants to purchase common stock held by Messrs. Strickler and Habra were escrowed at the closing of the Transaction (the “Escrow Securities”). The Escrow Securities were and will be released on the following schedule:

November 26, 2018, the date the Company’s common stock was listed on the CSE (the "Listing Date")	1/10 of the Escrow Securities
6 months after the Listing Date	1/6 of the remaining Escrow Securities
12 months after the Listing Date	1/5 of the remaining Escrow Securities
18 months after the Listing Date	1/4 of the remaining Escrow Securities
24 months after the Listing Date	1/3 of the remaining Escrow Securities
30 months after the Listing Date	1/2 of the remaining Escrow Securities
36 months after the Listing Date	remaining Escrow Securities

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

There are 71,655,734 issued and outstanding shares of our common stock as of November 30, 2018. As of November 30, 2018, to the best of our knowledge, the following are the only persons who hold directly or indirectly or exercises control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below. The shares of our common stock owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percentage
J. Obie Strickler(2)	29,346,201	40.5%
Christopher Lancashire(3)	10,141,376	13.5%
Edward Coppola(4)	7,656,818	10.3%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 71,655,734 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 3,527,728 warrants to purchase common stock at $0.55 per share.

(3)	Includes 2,828,409 warrants to purchase common stock at $0.55 per shares.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of November 30, 2018.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,116	35,558,199	91.78%	49.62%
USA	77	33,785,749	6.33%	47.15%
All Other	23	2,311,786	1.89%	3.23%
Total	1,216	71,655,734	100.00%	100.00%

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of us.

B.	RELATED PARTY TRANSACTIONS

Except as disclosed below, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

Obie Strickler currently owns the Trails End Property that is one of the facility properties leased to GRUP. Grown Rogue pays $5,000 per month in rent for this property and 2.5% of gross sales achieved at the property, all payable in cash. Although this lease began January 1, 2017, Grown Rogue began paying this amount in October, 2017. As such, Grown Rogue has $45,000 of accrued liabilities related to nine months’ rent that went unpaid. The rent owed by GRUP to Mr. Strickler is paid in cash at comparable market rates.

Canopy Management sold finished product inventory to GR Gardens on May 1, 2017 payable to Canopy Management in cash when such inventory was processed and sold into the Oregon recreational market. The amount GR Gardens agreed to pay Canopy Management would be reflective of market prices of the product to retail locations (without additional margin for GR Gardens). All inventory previously owned by Canopy Management has been liquidated and the amount owed to Canopy Management was adjusted to reflect market price conditions at the time of sale by GR Gardens in the recreational market. Accordingly, the current adjusted amount owed to Canopy Management for the purchased inventory is US$180,799. This transaction with Canopy Management was a related party transaction given that, at the time of the agreement, Mr. J. Obie Strickler was the majority owner and sole manager of Canopy Management and the sole owner and manager of Grown Rogue.

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2018	August 31, 2017	August 31, 2016
Short term employee benefits (1) (2)	$60,200	$129,981	$60,000
Stock-based compensation (3)	$204,511	1,614,605	615,924
	$264,711	$1,744,586	$675,924

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2018	August 31, 2017
Short term employee benefits payable (1)(2)	$50,398	$101,500
	$50,398	$101,500

(1)	The Company accrued management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month during fiscal 2018, 2017 and 2016 ($12,500 per month during fiscal 2015).
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 12 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On November 12, 2014, the Company granted options to purchase 7,500 shares of our common stock to three directors. On April 1, 2016, the Company granted options to purchase 30,000 shares of our common stock to a director. On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 shares of our common stock to officers and directors.

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, who was a director of the Company until November 14, 2018, is also the President, a director and major shareholder of Torinit. As at August 31, 2017, included in trade and other payables is $23,961 due to Torinit.

As at August 31, 2018, the amount of directors’ fees included in trade and other payables was $40,400 (August 31, 2017: $10,200).

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

Effective November 18, 2015, the Company entered into a shares-for-debt conversion agreement and converted a note and interest payable to Core Energy Enterprises Inc. (“Core”) in the aggregate amount of $362,793 through the issuance of 274,243 shares of our common stock. The fair value of the shares of our common stock $1,830,983 was recorded as an increase to shares of our common stock and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The CFO of the Company is a major shareholder, officer and a director of Core.

During the Fiscal year 2018, the Company received advances from GRUS for working capital purposes in the amount of $49,415. The amount was settled upon finalization of the Transaction.

Inter-Company Balances

As at August 31, 2018, the inter-company balance due from our wholly owned subsidiary DoubleTap was $309,520.

As at August 31, 2018, the inter-company balance due from our wholly owned subsidiary ICE Studio was $177,186.

As of November 30, 2018, the inter-company balance due from DoubleTap was $314,768 and the amount due from ICE Studio was $Nil.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated Financial Statements for the fiscal years ended August 31, 2018, 2017, and 2016, and the notes thereto required as part of this Annual Report are filed under Item 18 of this Annual Report.

Litigation

There are no pending legal proceedings to which we or our subsidiaries are a party or of which any of our property or assets is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividends

We have not paid any dividends on our common stock during the past five years. We do not intend to pay dividends on shares of our common stock in the foreseeable future as we anticipate that our cash resources will be used to finance growth.

B.	SIGNIFICANT CHANGES

There have been no significant changes that have occurred since the date of our annual financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9	THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of shares of our common stock without par value, of which 71,655,734 were issued and outstanding as of November 30, 2018. All shares are initially issued in registered form. There are no restrictions on the transferability of shares of our common stock imposed by our Articles of Amalgamation. Holders of shares of our common stock are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of shares of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at November 30, 2017.

Shares of our common stock entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our Board of Directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.	OFFER AND LISTING DETAILS

Our common stock became eligible for trading on October 22, 2009 on the Over the Counter Bulletin Board (“OTCBB”) under the symbol (“EGNKF”). Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol (“EFRDF”). Prior to our common stock being included on the OTC Markets, our common stock had not publicly traded in the United States. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012. On August 31, 2014 we completed a 1-for-10 stock consolidation and following commenced trading under the symbol (“EGFDF”). On February 1, 2016, we changed our name to Intelligent Content Enterprises Inc. and completed a 1-for-10 stock consolidation and following commenced trading on the OTCQB under the symbol (“ICEIF”). On May 26, 2017, we changed our name from Intelligent Content Enterprises Inc., to Novicuis Corp., and completed a 1-for-10 stock consolidation and following commenced trading on the OTCQB under the symbol (“NVSIF”)

On November 18, 2016, shares of our common stock commenced trading on the Canadian Securities Exchange (“CSE”), under the symbol “ISP”. On May 26, 2017, we changed our name from Intelligent Content Enterprises Inc., to Novicuis Corp., and completed a 1-for-10 stock consolidation and following commenced trading on the CSE under the symbol (“GRIN”).

The following table set forth the reported high and low bid prices for shares of our common stock on the OTCQB in US dollars for the periods indicated.

	Period	High (2)	Low(2)
Fiscal Year August 31, 2018	Year Ended August 31, 2018	$0.26	$0.05
Fiscal Year August 31, 2017	Year Ended August 31, 2017	$10.90	$0.003
Fiscal Year August 31, 2016	Year Ended August 31, 2016	$24.70	$4.00
Fiscal Year August 31, 2015	Year Ended August 31, 2015	$40.00	$1.00
Fiscal Year August 31, 2014	Year Ended August 31, 2014	$100.00	$20.00

Fiscal Year 2018 by Quarter	First Quarter ended 11/30/2017	$0.182	$0.05
	Second Quarter Ended 02/29/2018	$0.21	$0.05
	Third Quarter Ended 05/31/2018	$0.26	$0.15
	Fourth Quarter Ended 08/31/2018	$0.26

Fiscal Year 2017 by Quarter	First Quarter ended 11/30/2016	$10.90	$3.20
	Second Quarter Ended 02/29/2017	$4.90	$0.80
	Third Quarter Ended 05/31/2017	$0.84	$0.51
	Fourth Quarter Ended 08/31/2017	$0.25	$0.003

Calendar Year 2018 by Month	July	$0.26	$0.26
	August	$0.26	$0.26
	September	$0.26	$0.26
	October	$0.26	$0.26
	November	$0.34	$0.07
	December	$0.32	$0.21

Notes.

(1)	The closing price on the OTCQB for our common stock on November 30, 2018 was $0.30.

(2)	Adjusted for the 2-for-1 forward stock split on March 16, 2012, the 1-for-10 stock consolidation on August 25, 2014, the 1-for-10 stock consolidation on February 1, 2016 and the 1-for-10 stock consolidation on May 26, 2017.

There is currently only a limited public market for the common stock in the United States. There can be no assurance that a more active market will develop in the future.

B.	PLAN OF DISTRIBUTION

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.	MARKETS

See Item 9.A.

D.	SELLING SHAREHOLDERS

Not Applicable.

E.	DILUTION

Not Applicable.

F.	EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

(b)            Delete the term “head office” where it appears in the articles and substitute therefor the term “registered office”;

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

Articles of Amendment dated August 16, 2000

By Articles of Amendment dated August 16, 2000, our articles were amended to consolidate our issued and outstanding shares of our common stock on the basis on one common share for every three issued and outstanding shares of our common stock, and change our name from Bonanza Red Lake Explorations Inc. to Eugenic Corp.

Our Articles of Amendment state that there are no restrictions on the business that may carry on, but do not contain a stated purpose or objective.

Articles of Amalgamation dated November 30, 2009

By Articles of Amalgamation dated November 30, 2009, we amalgamated with our wholly owned subsidiary Eagleford Energy Inc. (formerly: 1406768 Ontario Inc.), and changed the entity’s name to Eagleford Energy Inc.

Our Articles of Amalgamation state that there are no restrictions on the business that may carry on or on the powers the Company may exercise.

We are authorized to issue an unlimited number of shares of our common stock and an unlimited number of preference shares of which Nil were outstanding as of the date of this Annual Report (the “Preference Shares”).

A description of the rights, preferences and privileges relating to the Company’s Preference Shares is as follows:

(a)           Our Preference Shares have a par value of one-tenth of one cent (1/10) and are redeemable, voting, non-participating shares.

(b)           No dividends at any time shall be declared, set aside or paid on our Preference Shares.

(c)           In the event of a liquidation, dissolution or winding of the Company or other distribution of assets or property of the Company among shareholders for the purpose of winding up its affairs, the holders of the Preference Shares shall be entitled to receive from the assets and property of the Company a sum equivalent to the aggregate par value of the Preference Shares held by them respectively before any amount shall be paid or any property or assets of the Company distributed to holders of any shares of our common stock or shares of any other class ranking junior to the Preference Shares. After payment to the holders of the Preference Shares of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the assets or property of the Company.

(d)           The Company may not redeem the Preference Shares prior to the expiration of five years from the respective dates of issuance thereof, without the prior consent of the holders of the Preference Shares to be redeemed. The Company shall redeem all of the then outstanding Preference Shares five years from the respective dates of issue.

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

Articles of Amendment dated effective March 16, 2012

By Articles of Amendment dated effective March 16, 2012, our articles were amended:

a)             To change each issued and outstanding common share in the capital of the Company into two (2) common share of the Company (the “Stock Split”) effective as of the close of business on March 16, 2012; and

b)            To provide that no fractional shares shall be issued as a result of the Stock Split, and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

Articles of Amendment dated effective November 1, 2018

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

Bylaws

At the Annual and Special Meeting of Shareholders held on February 24, 2012, shareholders approved a resolution to repeal and replace the Company’s By-Law No. 1 and Special By-Law No. 1 (the “Old By-Laws”) with a new By-Law No. 1 (the “New By-Laws”) in order to reflect the current circumstances and practices of the Company and certain amendments to the Business Corporations Act (Ontario) (the “OBCA”), which came into force on August 1, 2007.

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

Articles of Amendment dated effective August 25, 2014

By Articles of Amendment dated effective August 25, 2014, our articles were amended to change our name from Eagleford Energy Inc., to Eagleford Energy Corp., and

a)             To change every ten (10) issued and outstanding common share in the capital of the Company into one (1) common share of the Company (the “Stock Consolidation”) effective as of the close of business on August 25, 2014; and

b)             To provide that no fractional shares shall be issued as a result of the Stock Consolidation and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

Articles of Amendment dated effective February 1, 2016

By Articles of Amendment dated effective February 1, 2016, our articles were amended to change our name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and

a)             To change every ten (10) issued and outstanding common share in the capital of the Company into one (1) common share of the Company (the “Stock Consolidation”) effective as of the close of business on February 1, 2016; and

b)             To provide that no fractional shares shall be issued as a result of the Stock Consolidation and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

Articles of Amendment dated effective February 29, 2016

By Articles of Amendment dated effective February 29, 2016, our articles were amended to revise the attributes of the preferred shares.

The Company is authorized to issue an unlimited number of shares of our common stock and an unlimited number of preference shares, issuable in series with the following attributes:

Share Provisions

(a) The shares of our common stock shall have attached thereto the following rights, privileges, restrictions and conditions:

1. DIVIDENDS

Subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the shares of our common stock with respect to priority in the payment of dividends, the holders of shares of our common stock shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine and all dividends which the directors may declare on the shares of our common stock shall be declared and paid in equal amounts per share on all shares of our common stock at the time outstanding.

2. DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the shares of our common stock with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the shares of our common stock shall be entitled to receive the remaining property and assets of the Company.

3. VOTING RIGHTS

The holders of the shares of our common stock shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one (1) vote for each Common Share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

(b) The rights, privileges, restrictions and conditions attaching to the Preference Shares, as a class, are as follows:

1. DIRECTORS’ AUTHORITY TO ISSUE ONE OR MORE SERIES

The Board of Directors of the Company may issue the Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Company shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series which may include, without limiting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion or exchange rights (if any), and any sinking fund, purchase fund or other provisions attaching thereto. Before the issue of the first shares of a series, the Board of Directors of the Company shall send to the Director (as defined in the Business Corporations Act) articles of amendment in the prescribed form containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

2. RANKING OF PREFERENCE SHARES

2.1 No rights, privileges, restrictions or conditions attaching to a series of Preference Shares shall confer upon a series a priority in respect of dividends or return of capital in the event of liquidation, dissolution or winding-up of the Company over any other series of Preference Shares. The Preference Shares of each series rank on a parity with the Preference Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

2.2 The Preference Shares shall be entitled to priority over the shares of our common stock and over any other shares of any other class of the Company ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

2.3 If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Company in respect of a series of Preference Shares is not paid in full, the Preference Shares of all series shall participate ratably in respect of all accumulated dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Company in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to amounts payable on return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

2.4 The Preference Shares of any series may also be given such other preferences not inconsistent with the provisions hereof over the shares of our common stock and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.

3. RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS, ETC.

Except with the approval of all the holders of the Preference Shares, no dividends shall at any time be declared or paid or set apart for payment on the Company or any other shares of the Company ranking junior to the Preference Shares unless all dividends which have been declared by the Board of Directors up to and including the dividend payable for the last completed period for which such dividends have been declared by the Board of Directors on each series of Preference Shares then issued and outstanding shall have been paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Company or such other shares of the Company ranking junior to the Preference Shares; nor shall the Company call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Preference Shares (less than the total amount then outstanding) or any Company or any other shares of the Company ranking junior to the Preference Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividends have been declared by the Board of Directors on each series of Preference Shares then issued and outstanding shall have been paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

4. VOTING RIGHTS

Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preference Shares, the holders of the Preference Shares as a class shall not be entitled as such to receive notice of, to attend to vote at any meeting of the shareholders of the Company.

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

6. APPROVAL OF THE HOLDERS OF THE PREFERENCE SHARES

The approval of the holders of the Preference Shares with respect to any and all matters hereinbefore referred to may be given by at least two thirds of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose and held upon at least 21 days’ notice at which the holders of a majority of the outstanding Preference Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Preference Shares are not present or represented by proxy within one half-hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days’ notice shall be given of such adjourned meeting. At such adjourned meeting the holders of the Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the Preference Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Business Corporations Act and the by-laws of the Company with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Preference Shares shall be entitled to one (1) vote in respect of each Preference Share held.

Articles of Amendment dated effective May 26, 2017

By Articles of Amendment dated effective May 26, 2017, our articles were amended to change our name from Intelligent Content Enterprises Inc., to Novicius Corp., and

a)             To change every ten (10) issued and outstanding common share in the capital of the Company into one (1) common share of the Company (the “Stock Consolidation”) effective as of the close of business on May 26, 2017; and

b)             To provide that no fractional shares shall be issued as a result of the Stock Consolidation and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

Articles of Amendment dated effective November 1, 2018

By Articles of Amendment dated effective November 1, 2018, we changed our name to Grown Rogue International Inc.

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

During the two year period preceding the filing date of this Annual Report, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

The Company leases five acres of real property commonly known as 1970 Lonnon Road, Grants Pass, Oregon 97527, through that certain Commercial Lease Agreement, dated January 1, 2017, between Pamela Carmichael Waxlax and GRUP. This property is subleased by GRUP to GR Gardens, pursuant to that certain Commercial Sublease Agreement, dated March 1, 2017, between GRUP and GR Gardens.

The Company leases approximately 42 acres of real property in Jackson County, Oregon, commonly known as 741 West Fork Trail Creek Road, Trail, Oregon 97541, through that certain Commercial Lease Agreement, dated March 1, 2017, between J. Obie (“Jesse”) Strickler and GRUP. This property is subleased by GRUP to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated March 1, 2017, between GRUP and GR Gardens.

The Company leases property located at 655 Rossanley Drive, Medford, Oregon 97501, pursuant to that certain Commercial Lease Agreement, dated January 31, 2017, between VWPP, LLC, and GRUP. This property is subleased by GRUP to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated January 31, 2017, between GRUP and GR Gardens.

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

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 Company and 5,750,000 Series A preferred shares (the “Proposed Purchase Price Shares”). The essential components of the proposed Acquired Assets were an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com. The fair value of the transaction was estimated at $9,530,250 and was agreed to be paid by the Company through the issuance of the Proposed Purchase Price Shares.

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

The Settlement Agreement closed effective January 20, 2017, when the Company returned the Acquired Assets to the Vendor and the Vendor returned to the Company the Proposed Purchase Price Shares previously issued to the Vendor and a full and final release in respect of all obligations under the DWF Agreement was exchanged between the Vendor and the Company. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the Acquired Assets.

D.	EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of shares of our common stock, other than withholding tax requirements (See “Taxation” below).

Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by our constituent documents on the right of a non-resident to hold or vote shares of our common stock.

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CDN $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CDN $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CDN $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of shares of our common stock which are traded on the OTCQB, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the “Treaty”) entitled to the full benefit of the Treaty and is not a resident, or deemed to be a resident, of Canada, deals at arm’s length and is not affiliated with the Company, did not acquire shares of our common stock by virtue of employment, is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the Income Tax Act (Canada) (the “ITA”), holds shares of our common stock as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her Company in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a “non-resident holder”).

This description is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), management’s understanding of the current publicly announced administration and assessing policies of Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Company of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Company are urged to consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Company.

Dividends

Dividends paid on shares of our common stock to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA. The Treaty provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners who are residents of the United States. However, if the beneficial owner is a resident of the United States and is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be “taxable Canadian property” of the holder within the meaning of the ITA and no relief is afforded under an applicable tax treaty. For purposes of the ITA, a common share of the Company will be taxable Canadian property to a non-resident holder if more than 50% of the fair market value of the common share during the 60 month period immediately preceding the disposition of the common share, was derived directly or indirectly from real or immovable property situated in Canada, Canadian resource properties or any options or interests in such properties.

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

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of shares our common stock. This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of our common stock, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of our common stock are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of our common stock.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of shares of our common stock who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold shares of our common stock as part of a straddle, hedging or a conversion transaction, and persons who acquire their shares of our common stock as compensation for services. This discussion is limited to U.S. Holders who own shares of our common stock as capital assets and who hold the shares of our common stock directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust). This discussion does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of our common stock.

Distributions on shares of our Common Stock

Subject to the discussion below regarding passive foreign investment companies (“PFICs”), the gross amount of any distribution (including non-cash property) by us (including any Canadian taxes withheld therefrom) with respect to shares of our common stock generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of ours, as determined under United States Federal income tax principles. Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include the Company not being classified as a PFIC, it being a “qualified foreign corporation,” the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in shares of our common stock and to the extent that such distribution exceeds the Holder’s adjusted tax basis in shares of our common stock, will be taxed as capital gain. In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

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

Disposition of Shares of our Common Stock

Subject to the discussion below regarding PFIC’s, gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of shares of our common stock (including, without limitation, a complete redemption of shares of our common stock) generally will be subject to United States Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in shares of our common stock and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of shares of our common stock that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15% subject to the PFIC rules below. Deductions for capital losses are subject to certain limitations. If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value. Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. “Anti-Deferral” Rules

Passive Foreign Investment Company (“PFIC”) Regime. If we, or a non-U.S. entity directly or indirectly owned by us (“Related Entity”), has 75% or more of its gross income as “passive” income, or if the average value during a taxable year of ours or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us or the Related Entity, then the United States PFIC rules may apply to U.S. Holders. If we or a Related Entity is classified as a PFIC, a U.S. Holder will be subject to increased tax liability in respect of gain recognized on the sale of his, her or its shares of our common stock or upon the receipt of certain distributions, unless such person makes a “qualified electing fund” election to be taxed currently on its pro rata portion of our income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and we provide certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As another alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its shares of our common stock for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). We or a related entity can give no assurance as to its status as a PFIC for the current or any future year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

Controlled Foreign Corporation Regime (“CFC”). If a U.S. Holder (or person defined as a U.S. persons under Section 7701(aX301) of the Code) owns 10% or more of the total combined voting power of all classes of our stock (a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, we would be a “controlled foreign corporation”. This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of our Company (as defined by the Code) and our earnings invested in “US property” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of our common stock by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged. It is not clear the CFC regime would apply to the U.S. Holders of shares of our common stock, and is outside the scope of this discussion.

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

Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting requirement and to backup withholding unless the US Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Federal income tax liability of the US Holder and may entitle the US Holder to a refund, provided that the required information is furnished to the IRS.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENT BY EXPERTS

Not Applicable.

H.	DOCUMENTS ON DISPLAY

The documents and exhibits referred to in this Annual Report are available for inspection at the registered and management office at 340 Richmond Street West, Toronto, Ontario, M5V 1X2 during normal business hours.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed in varying degrees to risks arising from its financial instruments. The Company has entered into certain financial derivative contracts. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting. As a result, all financial derivative contracts are classified as fair value through “fair value through profit or loss” and are recorded on the statement of financial position at fair value.

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

● Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

● Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

● Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		August 31, 2018		August 31, 2017
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	28,906	28,906	1,040	1,040
Other financial liabilities:
Trade and other payables		703,306	703,306	529,823	529,823
Advance from related party		49,415	49,415	—	—
Shareholder loans		79,910	79,910	—	—

Cash is stated at fair value (Level 1 measurement). The carrying value of trade and other payables approximate their fair value due to the short-term maturity of these financial instruments.

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2018, trade and other receivables amounts are $Nil (August 31, 2017: $Nil). At August 31, 2018, included in other receivables is HST due from the Government of Canada in the amount of $4,137 (2017 - $41,007).

Concentration risk exists in cash because cash balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2018 ($)	August 31, 2017 ($)
Cash	28,906	1,040
Balance	28,906	1,040

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

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2018	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and other payables	703,306	703,306	—	—	—
Shareholder loans	79,910	79,910	—	—	—
Advances from related party	49,415	49,415	—	—	—
Total	832,631	832,631	—	—	—

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and other payables	529,823	529,823	—	—	—
Total	529,823	529,823	—	—	—

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

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2018 ($)	August 31, 2017 ($)
Cash	643	77
Prepaid expenses and deposits	—	—
Trade and other payables	(39,640)	(38,777)
Net assets (liabilities) denominated in US$	(38,997)	(38,700)
Net assets (liabilities) CDN dollar equivalent at period end (1)	(50,910)	(48,514)
(1) Translated at the exchange rate in effect at August 31, 2018 $1.3055 (August 31, 2017 $1.2536)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2018		August 31, 2017
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(3,323)	3,323	(3,041)	3,041
10%	(6,646)	6,646	(6,082)	6,082
15%	(9,969)	9,969	(9,123)	9,123

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

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of our internal control over financial reporting as of August 31, 2018 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of August 31, 2018, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2018 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16	[RESERVED]

A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Stephen Gledhill is an “audit committee financial expert”, as defined in Item 16A of Form 20-F. Stephen Gledhill is the Chairman of the Audit Committee. Please see Item 6.A – Directors and Senior Management for Mr. Gledhill’s biographical information.

B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics (the “Code”) for our directors, officers and employees. The board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy. The Code reminds those engaged in service to us that they are required to report perceived or actual violations of the law, violations of our policies, dangers to health, safety and the environment, risks to our property, and accounting or auditing irregularities to the chair of the Audit Committee. In addition, to requiring directors, officers and employees to abide by the Code, we encourage consultants, service providers and all parties who engage in business with us to contact the chair of the Audit Committee regarding any perceived and all actual breaches by our directors, officers and employees of the Code. The chair of our Audit Committee is responsible for investigating complaints, presenting complaints to the applicable board committee or the board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of our Audit Committee will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by us, our directors and management, against complainants who raise concerns in good faith and requires us to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, we have an Audit Committee Charter and a Policy of Procedures for Disclosure Concerning Financial/Accounting Irregularities.

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

During fiscal 2018 and 2017 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company’s most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by MNP LLP, Chartered Accountants for the years ended August 31, 2018 and August 31, 2017 are as follows:

Nature of Services	Fees Paid to Auditor for Year-ended August 31, 2018	Fees Paid to Auditor for Year-ended August 31, 2017
Audit Fees(1)	$20,000	$20,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
TOTALS	$20,000	$20,000

Notes:

1.           “Audit Fees” include fees necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.           “Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.

3.           “Tax Fees” include fees for all professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.

4.           “All Other Fees” include all fees for products and services provided by the Company’s auditors not included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

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

(b)          Appointment of MNP LLP

Effective November 14, 2017, directors of the Company approved the appointment of MNP LLP, Chartered Accountants (“MNP”), as successor auditors for the year ended August 31, 2017;

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

G.	CORPORATE GOVERNANCE

Not Applicable.

H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Novicius Corp., (Formerly: Intelligent Content Enterprises Inc.) for the years ended August 31, 2018, 2017 and 2016, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, MNP LLP, Chartered Accountants for the years ended August 31, 2018;

(b)	Consolidated Statements of Financial Position as at August 31, 2018 and 2017;

(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2018, 2017 and 2016;

(d)	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended August 31, 2018, 2017 and 2016;

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2018, 2017 and 2016;

(f)	Notes to the Consolidated Financial Statements.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. (Formerly: Novicius Corp.) for the years ended August 31, 2018, 2017 and 2016, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, MNP LLP, Chartered Accountants for the years ended August 31, 2018;	F-1 – F-2
(b)	Consolidated Statements of Financial Position at August 31, 2018 and 2017:	F-3
(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2018, 2017 and 2016;	F-4
(d)	Consolidated Statements of Shareholders’ Deficiency for the years ended August 31, 2018, 2017 and 2016;	F-5
	Consolidated Statements of Cash Flows for the years ended August 31, 2018, 2017 and 2016;	F-6
(e)	Notes to the Consolidated Financial Statements.	F-7 – F-27

Consolidated Financial Statements

For the years ended August 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars)

Consolidated Financial Statements
For the years ended August 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Novicius Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Novicius Corp. (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2018 and August 31, 2017, and the consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ deficiency and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2018 and August 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company incurred a consolidated net loss of $516,323 during the year ended August 31, 2018 and, as of that date, the Company’s consolidated current liabilities exceeded its total assets by $799,588. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

ACCOUNTING > CONSULTING > TAX SUITE 300, 111 RICHMOND STREET W, TORONTO ON, M5H 2G4 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matter

The consolidated financial statements of Novicius Corp. as at August 31, 2016, and for the year then ended, were audited by another auditor who expressed an unqualified opinion on those consolidated financial statements in their report dated March 13, 2017.

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2017.

Toronto, Canada
December 31, 2018

Consolidated Statements of Financial Position (Expressed in Canadian Dollars)	August 31, 2018	August 31, 2017

Assets
Current Assets
Cash	$28,906	$1,040
Other receivables	4,137	41,007
Total current assets	33,043	42,047

Total Assets	$33,043	$42,047

Liabilities and Shareholders’ Deficiency
Current liabilities
Trade and other payables	$703,306	$529,823
Advances from related party (Note 8)	49,415	—
Shareholder loans (Note 9)	79,910	—
Total current liabilities	832,631	529,823

Total liabilities	832,631	529,823

Shareholders’ deficiency
Common shares (Note 11 a)	23,651,529	23,651,529
Share purchase warrants (Note 11 b)	749,866	749,866
Share purchase options (Note 11 d)	—	1,611,450
Contributed surplus	7,000,324	5,184,363
Accumulated deficit	(32,201,307)	(31,684,984)
Total shareholders’ deficiency	(799,588)	(487,776)

Total Liabilities and Shareholders’ Deficiency	$33,043	$42,047
Going Concern (Note 1 b)
Related Party Transactions and Balances (Note 8 and 9)
Discontinued Operations and Dissolution of Subsidiary (Note 15)
Subsequent Events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

Signed “J. Obie Strickler’’	Signed “Stephen Gledhill”
J. Obie Strickler, President, Chief Executive Officer and Director	Stephen Gledhill, Director

Consolidated Statements of Operations and Other Comprehensive Income (Loss)
For the years ended August 31, (Expressed in Canadian Dollars)	2018	2017	2016

Continuing operations
Revenue
Advertising revenue	$—	$20,788	$—

Expenses
Hosting, advertising and technology services	2,864	71,423	45,272
General and administrative	304,880	508,241	418,206
Loss on foreign exchange	4,068	1,433	21,890
Stock based compensation (Note 11 e)	204,511	1,614,605	615,924
Stock based compensation-non employees (Note 11 e)	—	235,393	—
Research, content development and technology support	—	313,106	160,519
Anti-dilution fees (Note 11 b (iii) and Note 11 b (iv))	—	186,832	—
Gain on derecognition of financial liabilities (Note 15)	—	(893,990)	—
Impairment loss on secured note receivable (Note 7)	—	81,483	—
Gain on disposal of subsidiary (Note 15)	—	—	(68,489)
Gain on expiry of derivative liabilities (Note 10)	—	—	(281,210)
Interest	—	—	12,812
Loss on settlement of debt (Note 9)	—	—	12,489,249
Impairment loss on marketable securities (Note 6)	—	—	120,125
	516,323	2,118,526	13,534,298

Net (loss) from continuing operations	(516,323)	(2,097,738)	(13,534,298)
Net income from discontinued operations net of tax (Note 15)	—	—	2,711
Net loss	(516,323)	(2,097,738)	(13,531,587)

Other comprehensive income (loss) to be re-classified to operations
Impairment loss on marketable securities (Note 6)	—	—	110,525
Total other comprehensive income (loss)	—	—	110,525

Net loss from operations and other comprehensive income	$(516,323)	$(2,097, 738)	$(13,421,062)

Earnings (loss) per share, basic
Continuing operations	$(0.098)	$(0.788)	$(6.516)
Discontinued operations	$0.000	$0.000	$0.001
Total loss per share, basic	$(0.0098)	$(0.788)	$(6.515)

Earnings (loss) per share, diluted
Continuing operations	$(0.098)	$(0.788)	$(6.516)
Discontinued operations	$0.000	$0.000	$0.001
Total loss per share, diluted	$(0.0098)	$(0.788)	$(6.515)

Weighted average shares outstanding, basic	5,283,164	2,663,614	2,077,096
Weighted average shares outstanding, diluted	5,283,164	2,663,614	2,077,096

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders’ Deficiency
For the years ended August 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Common Shares*	SHARE CAPITAL Common Shares	SHARE PURCHASE WARRANTS	SHARE PURCHASE OPTIONS	CONTRIBUTED SURPLUS	AVAILABLE FOR SALE RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ (DEFICIENCY)
		$	$	$	$	$	$	$
Balance, August 31, 2015	377,295	9,997,792	801,079	272,553	1,861,600	(110,525)	(16,055,659)	(3,233,160)
Item re-classified to statements of operations:							—
-loss on marketable securities	—	—	—	—	—	110,525	—	110,525
Shares issued as debt extinguishment	954,311	6,371,457	—	—	—	—	—	6,371,457
Shares issued as private placement	500,000	50,000	—	—	—	—	—	50,000
Shares issued as anti-dilution provision	1,032,998	5,034,157	1,862,643	—	—	—	—	6,896,800
Units issued as private placement	10,000	9,044	20,956	—	—	—	—	30,000
Units issued as private placement	23,636	133,271	126,729	—	—	—	—	260,000
Units issued as debt extinguishment	150,519	638,295	582,414	—	—	—	—	1,220,709
Exercise of warrants	51,868	986,667	(467,984)	—	—	—	—	518,683
Stock options expired	—	—	—	(60,143)	60,143	—	—	—
Stock based compensation	—	—	—	615,924	—	—	—	615,924
Net loss for the period, continuing operations	—	—	—	—	—	—	(13,534,298)	(13,534,298)
Net loss for the period, discontinued operations	—	—	—	—	—	—	2,711	2,711
Balance, August 31, 2016	2,650,627	23,220,683	2,925,837	828,334	1,921,743	—	(29,587,246)	(690,649)
Stock based compensation	—	—	—	1,849,998	—	—	—	1,849,998
Units issued as private placement	7,692	30,233	19,767	—	—	—	—	50,000
Stock options expired	—	—	—	(1,066,882)	1,066,882	—	—	—
Warrants expired	—	—	(2,195,738)	—	2,195,738	—	—	—
Shares issued as settlement of shareholder advances	1,187,672	213,781	—	—	—	—	—	213,781
Shares issued as anti-dilution provision	1,420,809	184,705	—	—	—	—	—	184,705
Units issued as anti-dilution provision	16,364	2,127	—	—	—	—	—	2,127
Net loss for the period, continuing operations	—	—	—	—	—	—	(2,097,738)	(2,097,738)
Balance, August 31, 2017	5,283,164	23,651,529	749,866	1,611,450	5,184,363	—	(31,684,984)	(487,776)
Stock based compensation	—	—	—	204,511	—	—	—	204,511
Stock options cancelled	—	—	—	(1,815,961)	1,815,961	—	—	—
Net loss for the period, continuing operations	—	—	—	—	—	—	(516,323)	(516,323)
Balance, August 31, 2018	5,283,164	23,651,529	749,866	—	7,000,324	—	(32,201,307)	(799,588)

*Reflects the May 26, 2017 one (1) for ten (10) consolidation and the February 1, 2016, one (1) for ten (10) consolidation

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows For the years ended August 31, (Expressed in Canadian Dollars)	2018	2017	2016

Cash provided by (used in)
Operating activities
Net loss from continuing operations	$(516,323)	$(2,097,738)	$(13,534,298)
Net income from discontinued operations (Note 15)	—	—	2,711
Net loss	(516,323)	(2,097,738)	(13,531,587)
Items not involving cash:
Stock based compensation (Note 11 e)	204,511	1,849,998	615,924
Anti-dilution fees (Note 11 b (c) and (d))	—	186,832	—
Gain on derecognition of financial liabilities (Note 15)	—	(893,990)	—
Impairment loss on secured note receivable (Note 7)	—	81,483	—
Loss on settlement of debt (Note 9)	—	—	12,489,249
Impairment loss on marketable securities (Note 6)	—	—	120,125
Gain on disposal of subsidiary (Note 15)	—	—	(68,489)
Gain on expiry of derivative liabilities (Note 10)	—	—	(281,210)
Working capital adjustments:
(Increase) decrease in other receivables	36,870	(26,202)	4,586
Increase in trade and other payables	173,483	250,577	198,704
Increase in advances from related party	49,415
Decrease in prepaid expenses and deposits	—	17,799	14,138
Net cash used in operating activities	(52,044)	(631,241)	(438,560)

Investing activities
Secured note receivable (Note 7)	—	(81,483)	—
Net cash used in investing activities	—	(81,483)	—

Financing activities
Shares issued as settlement of shareholder advances	—	213,781	—
Private placement of units	—	50,000	290,000
Warrants exercised	—		518,683
Private placement of shares	—	—	50,000
Shareholders’ loans	79,910	—	—
Net cash provided by financing activities	79,910	263,781	858,683

Increase (decrease) in cash for the year	27,866	(448,943)	420,123
Net effect of exchange rate changes on cash	—	—	(2,332)
Cash, beginning of year	1,040	449,983	32,192
Cash, end of year	$28,906	$1,040	$449,983

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

1.	a)	Nature of Business

Novicius Corp., was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc. the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co). Subsequent to year end, the Company completed a reverse takeover transaction with Grown Rogue Unlimited LLC and changed its name to Grown Rogue International Inc (refer to Note 16).

The Company’s registered office is located at 340 Richmond Street West, Toronto, Ontario, MSV 1X2. The Company’s common shares trade on the OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

The consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc. incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”), DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”) and Novicius Acquisition Corp. (“Acquisition Corp.”), incorporated in the Province of Ontario on March 26, 2018.

b)	Going Concern

These consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company has been developing its advertising platform and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

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

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2018, the Company has working capital deficiency of $799,588 (2017: working capital deficiency $487,776) and an accumulated deficit of $32,201,307, (2017: $31,684,984). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

2.	Basis of Preparation

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2018. The Board of Directors approved the Consolidated Financial Statements on December 31, 2018.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent Novicius and its wholly owned subsidiaries ICE Studio, DoubleTap and Acquisition Corp., is Canadian dollars.

3.	Summary of Significant Accounting Policies

Basis of Consolidation

Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company, the legal parent, together with its wholly-owned subsidiaries, Ice Studio, DoubleTap and Novicius Acquisition Corp.

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

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year-end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (Continued)

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

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Corporation’s ability to continue as a going concern (see Note 1 b and Note 16).

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

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (Continued)

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

Discontinued Operations

A discontinued operation is a component of the Company’s business that represented a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., (“1354166 Alberta”) and accordingly their operations were treated as discontinued operations.

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

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (Continued)

Derivative Financial Instruments

The Company’s derivative instruments consisted of derivative liabilities in relation to its i) anti-dilution units issued; and ii); share purchase warrants with a US Dollar exercise price.

i)             The Company had issued Units that contained an anti-dilution provision such that if within 18 months of the issue date, the Company issued additional common shares for a consideration per share or with an exercise or conversion price per share, less than issue price (the “Adjusted Price”) the Holder shall be entitled to receive (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under the agreement will equal the number of Units that the Holder would otherwise be entitled to receive had the transaction occurred at the Adjusted Price. The anti-dilution provision was considered a derivative and required fair value measurement at each reporting period. During the reporting periods August 31, 2016 and 2015 the Company determined that based on the market price being greater than the issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

ii)            In prior years, the Company had issued share purchase warrants with an exercise price in US dollars, rather than Canadian dollars (the functional currency of the Company). Such share purchase warrants are derivative instruments and the Company was required to re-measure the fair value at each reporting date. The fair value of these share purchase warrants are re-measured at each reporting date using the Black-Scholes option pricing model with changes recorded to the statement of operations.

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

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (Continued)

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

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018 and does not expect it to have a material impact on the Consolidated Financial Statements.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company intends to adopt this new standard September 1, 2018 and does not expect it to have a material impact on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and, previously, the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States.

The following tables show information regarding the Company’s reportable segments:

For the year ended August 31, 2018	Canada $	United States $	Total $
Revenue, continuing operations	—	—	—
Net loss, continuing operations	(516,323)	—	(516,323)
Net loss	(516,323)	—	(516,323)

For the year ended August 31, 2017	Canada$	United States$	Total$
Revenue, continuing operations	20,788	—	20,788
Net loss, continuing operations	(2,097,738)	—	(2,097,738)
Net loss	(2,097,738)	—	(2,097,738)

For the year ended August 31, 2016	Canada$	United States$	Total$
Net loss, continuing operations	(13,534,298)	—	(13,534,298)
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

5.	Segmented Information (Continued)

As at August 31, 2018	Canada $	United States $	Total $
Total Assets	33,043	—	33,043
Total Liabilities	(832,631)	—	(832,631)

As at August 31, 2017	Canada $	United States $	Total $
Total Assets	42,047	—	42,047
Total Liabilities	(529,823)	—	(529,823)

6.	Marketable Securities

As at August 31, 2018, the Company held 1,200,000 common shares in Stratex Oil & Gas Holdings, Inc. (“Stratex”). As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive income (loss) in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the impairment of $110,525 from other comprehensive income (loss) to the statement of operations and recorded a further impairment of $9,600 as a result of the Stratex common shares being fair valued at $Nil.

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600
Impairment	(9,600)
Market value, August 31, 2018 and 2017	$—

7.	Secured Note Receivable

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 (CDN$81,483 as at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

8.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2018	August 31, 2017	August 31, 2016
Short term employee benefits (1) (2)	$60,200	$129,981	$60,000
Stock based compensation (3)	204,511	1,614,605	615,924
	$264,711	$1,734,586	$675,924

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

8.	Related Party Transactions and Balances (Continued)

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2018	August 31, 2017
Short term employee benefits payable (1)(2)	$50,398	$101,500
	$50,398	$101,500

(1)	The Company accrues management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month during fiscal 2018, 2017 and 2016.

(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 11 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.

(3)	On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 common shares to officers and directors (Note 11 e).

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company, is also the President, a director and major shareholder of Torinit. As at August 31, 2018 and 2017, included in trade and other payables is $23,961 due to Torinit.

As at August 31, 2018, the amount of directors’ fees included in trade and other payables was $40,400 (August 31, 2017: $10,200).

As at August 31, 2017 and 2016, the Company had a promissory note payable to the former President of the Company of $Nil. For the year ended August 31, 2016, the Company recorded interest on the promissory note of $496 (August 31, 2015: $838). On February 26, 2016, the former President assigned the promissory note of $10,000 and all accumulated interest due in the amount of $113,844 to an arms-length third party. The note was due on demand with interest at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 114,009 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 12,746 units in the capital of the Company (Note 9).

During the year, the Company received advances from Grown Rogue Unlimited LLC (see Note 16) for working capital purposes in the amount of $49,415. The amount will be settled upon finalization of the reverse takeover transaction.

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

9.	Shareholders’ Loans, Loans Payable and Debt Conversion

Shareholder Loans

As at August 31, 2018, the Company had shareholders’ loans payable of $79,910 (August 31, 2017: $Nil). The loans are non-interest bearing and due on demand.

Effective November 18, 2015, the Company issued a total of 103,299 Units in the capital of the Company pursuant to an anti-dilution provision contained in the August 30, 2014 debt conversion agreements. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

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

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount in the consolidated statement of operations.

Debt Conversion

On February 29, 2016, the Company converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit was comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$8.10
Contractual exercise rate	$3.50
Term	3 years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

9.	Shareholders’ Loans, Loans Payable and Debt Conversion (Continued)

Debt Conversion (continued)

Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest payable to Core Energy Enterprises Inc. (“Core”) in the aggregate amount of $362,793 through the issuance of 274,243 common shares in the capital of the Company. The fair value of the common shares of $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the consolidated statement of operations. The CFO of the Company is a major shareholder, officer and a director of Core.

10.	Derivative Liabilities

As at August 31, 2018 and 2017, the Company had no derivative liabilities. As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil, an expiry date of January 15, 2017 which meant a remaining life of 0.13 years and an exercise price of $1.50. As at August 31, 2016, the Company recorded a gain on expiry of derivative warrant liabilities of $281,210 in the consolidated statement of operations.

The Company had warrants issued with a cashless exercise price and warrants issued with an exercise price in US dollars which was different from the functional currency of the Company and accordingly the warrants were treated as a financial liabilities. The following table sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2015	1,305	281,210	US 466.66
Warrants expired	(1,305)	(281,210)	—
Warrants issued	175,000	—	—
As at August 31, 2016	175,000	—	15.00
Warrants expired	(175,000)	—	—
As at August 31, 2017 and 2018	—	—	—

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

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

11.	Share Capital and Reserves (Continued)

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note 11 b (i))	7,692	30,233
Common shares issued as settlement of shareholder advances (Note 11 b (ii))	1,187,672	213,781
Common shares issued as anti-dilution provision (Note 11 b (iii))	1,420,809	184,705
Common shares issued as anti-dilution provision (Note 11 b (iv))	16,364	2,127
Balance August 31, 2017 and August 31, 2018	5,283,164	23,651,529

Preferred Shares Issued:

As at August 31, 2018 and August 31, 2017, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2018		August 31, 2017
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of year	208,211	—	722,572	—
Warrants issued (Note 11 b (i))	—	—	7,692	—
Warrants issued (Note 11 b (iv))	—	—	16,364	—
Warrants expired (Note 11 b (v))	—	—	(538,417)	—
Balance, end of year	208,211	$5.27	208,211	$5.27

(i)         On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

(ii)        Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a price of $0.18 per share.

(iii)       Pursuant to the August 31, 2017, settlement of shareholder advances of $213,781, effective August 31, 2017, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations.

Notes to the Consolidated Financial Statements
August 31, 2018 and 2017 and 2016
(Expressed in Canadian Dollars)

11.	Share Capital and Reserves (Continued)

b)	Share Purchase Warrants (Continued)

(iv)      Pursuant to the November 30, 2016, private placement of $50,000, effective August 31, 2017, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units of $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model.

(v)        On August 31, 2017, 538,417 common share purchase warrants exercisable at $10.00 expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at August 31, 2018 and August 31, 2017, respectively:

Number of Warrants 2018	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	0.50	603,370
23,636	$12.50	August 31, 2019	1.00	126,729
24,056	$10.00	November 30, 2019	1.25	19,767
208,211			0.64	749,866

Number of Warrants 2017	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2017	2017	2016
Weighted Average Shares Outstanding, basic	5,283,164	2,663,614	2,077,096
Weighted Average Shares Outstanding, diluted	5,283,164	2,663,614	2,077,096

At August 31, 2018, there were 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Notes to the Consolidated Financial Statements

August 31, 2018 and 2017 and 2016

(Expressed in Canadian Dollars)

11.	Share Capital and Reserves (Continued)

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options	Weighted Average Exercise Price $
Balance, August 31, 2016	38,300	22.80
Granted	200,000	12.05
Expired	(83,300)	(13.63)
Balance, August 31, 2017	155,000	13.87
Cancelled	(155,000)	(13.87)
Balance, August 31, 2018	—	—

The following table is a summary of the Company’s stock options outstanding and exercisable as at August 31, 2017:

				Options Exercisable
Exercise Price	Number of Options	Options Outstanding Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	2.20	November 11, 2019	5,000	0.50
$15.00	70,000	4.02	September 8, 2021	35,000	3.79
$13.00	80,000	4.02	September 8, 2021	80,000	4.38
	155,000	3.95		85,000	13.87

e)	Stock Based Compensation

Effective May 1, 2018, all of the stock options issued by the Company were released and subsequently cancelled and $1,815,961 was recorded as an increase to contributed surplus.

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. As at August 31, 2017, the Company recorded non-cash stock-based compensation expense of $706,178.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options, 35,000 vested on September 8, 2017 and 35,000 vesting on September 8, 2018. As at August 31, 2017, the Company recorded non-cash stock-based compensation expense of $613,532. As at August 31, 2018, the Company recorded a further $204,511 in stock-based compensation.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. As at August 31, 2017, the Company recorded non-cash stock-based compensation expense of $294,895.

Notes to the Consolidated Financial Statements

August 31, 2018 and 2017 and 2016

(Expressed in Canadian Dollars)

11.	Share Capital and Reserves (Continued)

e)	Stock Based Compensation (Continued)

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. As at August 31, 2017, the Company recorded non-cash stock-based compensation expense of $235,393.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$5.90	$11.70
Weighted average risk-free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

12.	Non-Cash Transactions

The following table summarizes the non-cash transactions for the years set out:

	August 31,	August 31,	August 31,
Non-cash transactions	2018 ($)	2017 ($)	2016 ($)
Stock based compensation (Note 11 e)	204,511	1,849,998	615,924
Stock options cancelled (Note 11 e)	(1,815,961)	—	—
Stock options expired (Note 11 d)	—	(1,066,882)	(60,143)
Warrants expired (Note 11 b (v))	—	(2,195,738)	—
Units issued as anti-dilution provision (Note 11 b (iii))	—	184,705	6,896,800
Shares issued as anti-dilution provision (Note 11 b (iv))	—	2,127	—
Shares issued to settle debt	—	—	6,371,457
Derivative warrants expired (Note 10)	—	—	(281,210)
Units issued as debt extinguishment (Note 9)	—	—	1,220,709
Debt settled in exchange of property (Note 9)	—	—	(277,473)

Notes to the Consolidated Financial Statements

August 31, 2018 and 2017 and 2016

(Expressed in Canadian Dollars)

13.	Financial Instruments and Concentration of Risks

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2018, trade and other receivables amounts are $Nil (August 31, 2017: $Nil). At August 31, 2018, included in other receivables is HST due from the Government of Canada in the amount of $4,137 (August 31, 2017: $41,007).

Concentration risk exists in cash because cash balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2018 ($)	August 31, 2017 ($)
Cash	28,906	1,040
Balance	28,906	1,040

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

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2018	Payments Due by Period $
		Less than 1	1-3	4-5	After 5
	Total	year	years	years	years
Trade and other payables	703,306	703,306	—	—	—
Shareholder loans	79,910	79,910	—	—	—
Advances from related party	49,415	49,415	—	—	—
Total	832,361	832,361	—	—	—

August 31, 2017	Payments Due by Period $
		Less than 1	1-3	4-5	After 5
	Total	year	years	years	years
Trade and other payables	529,823	529,823	—	—	—
Total	529,823	529,823	—	—	—

Notes to the Consolidated Financial Statements

August 31, 2018 and 2017 and 2016

(Expressed in Canadian Dollars)

13.	Financial Instruments and Concentration of Risks (Continued)

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

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2018 ($)	August 31, 2017 ($)
Cash	643	77
Prepaid expenses and deposits	—	—
Trade and other payables	(39,640)	(38,777)
Net liabilities denominated in US$	(38,997)	(38,700)
Net liabilities CDN dollar equivalent at period end (1)	(50,910)	(48,514)

(1) Translated at the exchange rate in effect at August 31, 2018 $1.3055 (August 31, 2017 $1.2536)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2018		August 31, 2017
	Increase	Decrease	Increase	Decrease
Percentage change	In total loss from a change in %		In total loss from a change in %
in US Dollar	in the US Exchange Rate ($)		in the US Exchange Rate ($)
5%	(3,323)	3,323	(3,041)	3,041
10%	(6,646)	6,646	(6,082)	6,082
15%	(9,969)	9,969	(9,123)	9,123

(ii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to any significant interest rate risk.

(iii)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, trade and other payables, advances from related party and shareholder loans. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

● Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

● Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Notes to the Consolidated Financial Statements

August 31, 2018 and 2017 and 2016

(Expressed in Canadian Dollars)

13.	Financial Instruments and Concentration of Risks (Continued)

(iii)	Fair Value of Financial Instruments (Continued)

● Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		August 31, 2018		August 31, 2017
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	28,906	28,906	1,040	1,040
Other financial liabilities:
Trade and other payables		703,306	703,306	529,823	529,823
Advance from related party		49,415	49,415	—	—
Shareholder loans		79,910	79,910	—	—

Cash is stated at fair value (Level 1 measurement). The carrying values of trade and other payables, advances from related party and shareholder loans approximate their fair value due to the short-term maturity of these financial instruments.

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

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at August 31, 2018 and 2017, the Company considered its capital structure to be comprised of shareholders’ deficiency.

14.	Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory tax rate of 26.5% to the effective tax rate is as follows:

	2018	2017	2016
Net loss before recovery of income taxes	$516,323	$2,097,738	$13,531,587
Expected income tax (recovery) expense	(136,830)	(555,901)	(3,585,871)
Share based compensation and non-deductible expenses	80,740	302,853	—
Debt forgiveness	—	236,907	—
Non-taxable items and others	—	—	3,458,054
Change in tax benefits not recognized	56,090	16,141	127,817
Income tax (recovery) expense	$—	$—	$—

Notes to the Consolidated Financial Statements

August 31, 2018 and 2017 and 2016

(Expressed in Canadian Dollars)

14.	Income Taxes (Continued)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2018	2017	2016
Non-capital losses carried forward - Canada	$5,370,460	$5,154,600	$1,313,096
Share issue costs	12,590	16,790	5,621
Capital losses carry forwards	—	—	28,070
Oil and gas interests	—	—	76,713
Unrecognized deferred tax asset	$5,383,050	$5,171,390	$1,423,500

The Company’s Canadian non-capital losses expire as follows:

2030	703,290
2031	648,310
2032	1,200,570
2033	870,780
2034	662,600
2035	258,560
2036	766,380
2037	44,120
2038	215,850
$5,370,460

15.	Discontinued Operations and Dissolution of Subsidiary

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

August 31, 2016
Expenses
General and administrative	$6,020
Loss from discontinued operations	(6,020)
Loss per share from discontinued operations, basic and diluted	$(0.000)

The following table represents the consolidated statements of Zavala Inc. for the periods set out:

August 31, 2016
Cash used in:
Operating activities
Net loss from discontinued operations	$(6,020)
Cash used in operating activities, discontinued operations	$(6,020)

Notes to the Consolidated Financial Statements

August 31, 2018 and 2017 and 2016

(Expressed in Canadian Dollars)

15.	Discontinued Operations and Dissolution of Subsidiary (Continued)

Discontinued operations of 1354166 Alberta Ltd.

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867.

As a result of the extinguishment of the debt, the Company’s investment in 1354166 Alberta had been derecognized from the Company’s Consolidated Financial Statements as at the effective date (February 29, 2016) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows. Upon the disposition of 1354166 Alberta the Company recognized a gain in the amount of $68,489 in the consolidated statement of operations.

The following table presents the statements of operations of 1354166 Alberta for the period set out:

August 31, 2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
5,267
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.000

The following table presents the statements of cash flows of 1354166 Alberta for the period set out:

August 31, 2016
Cash provided by (used in)
Operating activities
Net income from discontinued operations	$8,731
Item not involving cash
Net changes in non-cash working capital
Accounts receivable	4,955
Accounts payable	14
Cash provided by operating activities, discontinued operations	13,700
Net cash provided by discontinued operations	$13,700

The following table presents the effect of the disposal of 1354166 Alberta on the Consolidated Statement of Financial Position of the Company:

February 29, 2016
Cash	$2,564
Accounts Receivable	3,391
Accounts payable	(14)
Provisions (Note 12)	(11,563)
Net assets and liabilities of 1354166 Alberta	$(5,622)

Notes to the Consolidated Financial Statements

August 31, 2018 and 2017 and 2016

(Expressed in Canadian Dollars)

15.	Discontinued Operations and Dissolution of Subsidiary (Continued)

Dissolution of Dyami Energy, LLC

Effective April 3, 2014, the Company’s former wholly owned subsidiary Dyami Energy, LLC (“Dyami Energy”) was dissolved. The Company’s investment in Dyami Energy had been derecognized from the Company’s Consolidated Financial Statements as at the effective date and presented on the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations of Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 were previously recorded by the Company as financial liabilities and recognized as a gain upon de-recognition of financial liabilities for the year ended August 31, 2017.

16.	Subsequent Events

On October 31, 2018, the Company, Grown Rogue Unlimited LLC (“Grown Rogue”), Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Acquisition Corp”) entered into a definitive transaction agreement (the “Definitive Agreement”) which set out the terms for the reverse take-over of the Company by Grown Rogue and the related transactions (the ’‘Transaction”). On the closing date of the Transaction, the Company acquired the business of Grown Rogue and the funds raised by Grown Rogue Canada. Effective November 1, 2018, in preparation for the Transaction, the Company completed a consolidation (the “Consolidation”) of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share (a “Resulting Issuer Share”) and changed its name to “Grown Rogue International Inc.”. In consideration for all of the equity interests of Grown Rogue, the unitholders and warrant holders of Grown Rogue received an aggregate of 60,746,202 Resulting Issuer Shares at a deemed price of $0.44 per share and 5,446,202 Resulting Issuer Warrants with an exercise price of $0.55 per share. As part of the transaction, Grown Rogue also completed a non-brokered private placement of subscription receipts for gross proceeds of $1,646,050, with each subscription receipt being sold for $0.44.

In accordance with debt settlement agreements between the Company and certain of its creditors, the parties agreed to assign an aggregate of $369,508 in indebtedness owing to the Company to Acquisition Corp. The debt was subsequently converted (the “Debt Conversion”) into 839,790 units of Acquisition Corp. at $0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Acquisition Corp. (a “Debt Conversion Share”) and one Novicius AcquisitionCo purchase warrant (“Novicius AcquisitionCo Warrants”). Each Novicius AcquisitionCo Warrant is exercisable into one common share at an exercise price of $0.55 per share for 24 months. In accordance with the Definitive Agreement, the Debt Conversion Shares were exchanged for 839,790 Resulting Issuer Shares at the time of the amalgamation for Grown Rogue Canada and Acquisition Corp., and the 839,790 Novicius AcquisitionCo Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (15)
1.10	Amended Stock Option Plan, February 24, 2011 (3)
1.11	Amended Stock Option Plan, February 24, 2012 (4)
1.12	By-Law No. 1, February 24, 2012 (4)
1.13	Articles of Amendment, effective March 16, 2012 (5)
1.14	Articles of Amendment, effective August 25, 2014 (6)
1.15	Articles of Amendment, effective February 1, 2016 (7)
1.16	Articles of Amendment, effective February 29, 2016 (8)
1.17	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
1.18	Articles of Amendment, effective May 26, 2017 (10)
1.19	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
1.20	Articles of Amendment, effective November 1, 2018 (13)
1.21	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
1.22	Subsidiaries of Grown Rogue International Inc. (12)
2.1/2.2	Section 302 Certification of Chief Executive and Financial Officer (12)
3.1/3.2	Section 906 Certification of Chief Executive and Financial Officer (12)
Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on June 9, 2009

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Grown Rogue International Inc.

By:	/s/ J. Obie Strickler
Name: J. Obie Strickler
Title: President & Chief Executive Officer

Date: January 15, 2019

INDEX TO EXHIBITS

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (15)
1.10	Amended Stock Option Plan, February 24, 2011 (3)
1.11	Amended Stock Option Plan, February 24, 2012 (4)
1.12	By-Law No. 1, February 24, 2012 (4)
1.13	Articles of Amendment, effective March 16, 2012 (5)
1.14	Articles of Amendment, effective August 25, 2014 (6)
1.15	Articles of Amendment, effective February 1, 2016 (7)
1.16	Articles of Amendment, effective February 29, 2016 (8)
1.17	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
1.18	Articles of Amendment, effective May 26, 2017 (10)
1.19	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
1.20	Articles of Amendment, effective November 1, 2018 (13)
1.21	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
1.22	Subsidiaries of Grown Rogue International Inc. (12)
2.1/2.2	Section 302 Certification of Chief Executive and Financial Officer (12)
3.1/3.2	Section 906 Certification of Chief Executive and Financial Officer (12)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14) (15)	Previously filed by Registrant on Form 6-K on November 15, 2018 Previously filed by Registrant on Form 6-K on June 9, 2009