Form 20-F/A
period 2018-08-31
Grown Rogue International Inc.
filed 2019-02-13
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of Grown Rogue International Inc. for the year ended August 31, 2018 (the “2018 20-F”), which was filed with the Securities and Exchange Commission on January 15, 2019, amends and restates the 2018 20-F in its entirety to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (“XBRL”), was not previously filed with the 2018 20-F due to the 30-day grace period for initial interactive data submission. In addition, this Amendment includes revisions to “Item 3. Key Information – Selected Financial Date,” “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company – Business Overview,” “Item 6. Directors, Senior Management and Employees – Compensation,” and “Item 10. Additional Information – Taxation.”

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information set forth in the 2018 20-F or reflect any events that occurred subsequent to the filing of the 2018 20-F on January 15, 2019.

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

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The selected consolidated statement of operations data set forth below for the years ended August 31, 2018 and August 31, 2017 and the selected consolidated statement of financial position information set forth below as of August 31, 2018 and 2017 is derived from our consolidated financial statements, which have been audited by MNP LLP, Chartered Professional Accountants, Toronto, Canada. The selected consolidated statement of operations data set forth below for the years ended August 31, 2016, 2015 and 2014 and the selected consolidated statement of financial position information set forth below as of August 31, 2016, 2015 and 2014 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada. Consolidated financial statements for fiscal years 2018, 2017, and 2016 are attached to and form a part of this Annual Report under Item 18 – Financial Statements. Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with Item 5: “Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

GROWN ROGUE INTERNATIONAL INC.

Prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”)

(STATED IN CANADIAN DOLLARS)

Except share and per share data

	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION YEARS ENDED AUGUST 31,
Cash
Total assets	$33,043	$42,047	$482,582	$93,115	$5,296,928
Total liabilities	$832,631	$529,823	$1,173,231	$3,326,275	$8,016,363
Total shareholders’
deficiency	$(799,588)	$(487,776)	$(690,649)	$(3,233,160)	$(2,719,435)

	Consolidated Statements of Operations Information Years Ended August 31,
	2018	2017	2016	2015	2014
Revenue
Advertising revenue	$—	$20,788	$–	$–	$–
Natural gas sales	—	—	—	53,055	65,024
Total revenue		20,788	—	53,055	65,024
Expenses
Operating costs	—	—	—	24,910	17,138
Depletion and accretion	—	—	—	—	1,536
Research, content development and technology support	—	313,106	160,519	—	—
Hosting, advertising and technology services	2,864	71,423	45,272	—	—
General and administrative	304,880	508,241	418,206	89,007	403,425
Loss on foreign exchange	4,068	1,433	21,890	415,345	101,427
Stock based compensation	204,511	1,614,605	615,924	84,520	—
Stock based compensation-non employees	—	235,393	—	28,173	—
Anti-dilution fees	—	186,832	—	—	—
Gain on de-recognition of financial liabilities	—	(893,990)	—	—	—
Impairment loss on secured note receivable	—	81,483	—	—	—
Gain on disposal of subsidiary	—	—	(68,489)	(615,881)
Gain on extinguishment of derivative liabilities	—	—	(281,210)	(1,258,206)	(709,299)
Interest expense	—	—	12,812	280,299	284,038
Loss on settlement of debt	—	—	12,489,249	—	1,335,935
Impairment loss on marketable securities	—	—	120,125	—	—
(Gain) loss on derivative liabilities	—	—	—	(2,653,591)	2,735,476
Marketing and public relations	—	—	—	(22,800)	(14,250)
Accretion of secured convertible note	—	—	—	475,755	—
Gain on settlement of litigation	—	—	—	(120,125)	—
Impairment loss on property and equipment	—	—	—	—	—
Impairment loss on exploration and evaluation	—	—	—	—	1,315,276
Compensation expense on re-pricing of units	—	—	—	—	—
	516,323	2,118,526	13,534,298	(3,272,594)	5,470,702

Net income (loss) from continuing operations	(516,323)	(2,097,738)	(13,534,298)	3,325,649	(5,405,678)
Net income (loss) from discontinued operations net of tax		—	2,711	(4,762,461)	(608)
Net loss	(516,323)	(2,097,738)	(13,531,587)	(1,436,812)	(5,406,286)

Impairment loss on marketable securities	—	—	110,525	(110,525)	—
Foreign currency translation	—	—	—	—	—
Continuing operations	—	—	—	—	—
Discontinued operations	—	—	—	(4,692)	(199,965)
Total other comprehensive income (loss)		—	110,525	(115,217)	(199,965)

Net loss from operations and comprehensive income (loss)	$(516,323)	$(2,097,738)	$(13,421,062)	$(1,552,029)	$(5,606,251)
Earnings (loss) per share, basic
Continuing operations	$(0.098)	$(0.788)	$(6.516)	$1.201	$(4.266)
Discontinued operations	$0.000	$0.000	$0.001	($1.719)	$(0.000)
Total loss per share, basic	$(0.0098)	$(0.788)	$(6.515)	$(0.5197)	$(4.266)
Earnings (loss) per share, diluted
Continuing operations	$(0.098)	$(0.788)	$(6.516)	$0.886	$(4.266)
Discontinued operations	$0.000	$0.000	$0.001	($1.719)	$(0.000)
Total loss per share, diluted	$(0.0098)	$(0.788)	$(6.515)	($0.834)	$(4.266)

Weighted average shares outstanding, basic	5,283,164	2,663,614	2,077,096	2,769,894	1,267,533
Weighted average shares outstanding, diluted	5,283,164	2,663,614	2,077,096	3,755,514	1,267,533

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

The U.S. Food and Drug Administration (the “FDA”) may now or in the future regulate the material content of the Company’s products pursuant to the Federal Food, Drug and Cosmetic Act and the Consumer Product Safety Commission (the “CPSC”) regulates certain aspects of certain products intended for human consumption pursuant to various U.S. federal laws, including the Consumer Product Safety Act and the Poison Prevention Packaging Act. The FDA and the CPSC can require the manufacturer of defective products to repurchase or recall these products and may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which the Company sells or intends to sell its products. In addition, certain state laws restrict the sale of packaging with certain levels of heavy metals and impose fines and penalties for noncompliance. A recall of any of the Company’s products or any fines and penalties imposed in connection with noncompliance could have a materially adverse effect on its business.

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

Agricultural Operations. Since the Company’s business revolves mainly around the cultivation of cannabis, an agricultural product, the risks inherent with agricultural businesses will apply. Such risks may include plant and other diseases, insect pests, adverse weather (including, but not limited to, drought, high winds, earthquakes and/or wildfire) and growing conditions, and new government regulations regarding farming and the marketing of agricultural products, among others. There is a risk that these and other natural elements will have a material adverse effect on the production of the Company’s products, which in turn could have a material adverse effect on its results of operations.

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

The Company may not be able to obtain or maintain a bank account. Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, many cannabis businesses still operate on an all- cash basis. Operating on an all-cash or predominantly-cash basis would make it difficult for the Company to manage its business, pay its employees and pay its taxes, and may create serious safety issues for the Company, its employees and its service providers. Although the Company currently has several bank accounts, its inability to maintain those bank accounts, or obtain and maintain other bank accounts, could have a material adverse effect on the Company.

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

United States Tax Classification of the Company. The Company, which is and will continue to be a Canadian corporation as of the date of this Annual Report, generally would be classified as a foreign (non-United States) corporation under general rules of U.S. federal income taxation. Section 7874 of the U.S. Tax Code, however, contains rules that can cause a foreign corporation to be taxed as a U.S. domestic corporation for U.S. federal income tax and other purposes. Under section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States will nevertheless be treated as a U.S. domestic corporation for purposes of Title 26 of the United States Code, which includes treatment as a U.S. domestic corporation for all U.S. federal income tax purposes (such treatment is referred to as an “Inversion”). Inversion treatment will apply if each of the following three conditions are met (a) the foreign corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury Regulations, substantially all of the assets held, directly or indirectly, by a U.S. domestic corporation or entity treated as a partnership, (b) after the acquisition, the former stockholders of the acquired U.S. corporation or partners of the entity treated as a partnership hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding ownership interests in the acquired U.S. entity, and (c) after the acquisition, the foreign corporation’s expanded affiliated group (“EAG”) does not have substantial business activities in the foreign corporation’s country of organization or incorporation when compared to the EAG’s total business activities (clauses (a) – (c), collectively, the “Inversion Conditions”).

For this purpose, an EAG is a group of corporations where (a) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the EAG , and(b) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an EAG includes partnerships where one or more members of the EAG own more than 50% (by vote and value) of the interests of the partnership.

Pursuant to Section 7874 of the U.S. Tax Code, the Transaction resulted in the Company being treated as a U.S. domestic corporation for all U.S. federal income tax purposes. The Company is therefore subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of Section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada)) (the “ITA”) for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the United States which could have a material adverse effect on its economic performance.

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

Rule 144 sales in the future may have a depressive effect on the price of shares of our common stock as an increase in supply of shares for sale, with no corresponding increase in demand may cause prices to fall. All of the outstanding shares of common stock held by the present officers, directors, and affiliate stockholders are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act of 1933”). As restricted shares, these shares may be resold in the U.S. only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act of 1933 and as required under applicable state securities laws. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of the Company’s issued and outstanding common stock or the average of the four-week trading volume. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of six months if the Company is a current reporting company under the Securities Exchange Act of 1934. A sale under Rule 144 or under any other exemption from the Securities Act of 1933, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. In addition, if we are deemed a shell company pursuant to Section 12(b)-2 of the Act, our “restricted securities”, whether held by affiliates or non-affiliates, may not be re-sold for a period of 12 months following the filing of a Form 10 level disclosure or registration pursuant to the Securities Act of 1933.

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

Prior to the Transaction, we were an emerging media and internet company with a focus on user experience and engagement, creating brands, products and destinations globally, regionally and by language that were value driven and provided an informative, interactive, entertaining and engaging look at content. Through our wholly owned subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.), the Company developed an online management and advertising platform that powered user and advertising engagement programs in real-time to desktop, mobile and portable devices.

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

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in Ontario, Canada on September 22, 1978, under the Business Corporations Act (Ontario), under the name Bonanza Red Lake Explorations Inc. (“Bonanza Red Lake”). Between the time of our incorporation and fiscal year 2013, we operated predominantly as a mining and energy company. During that time period, we underwent various share consolidations, exchanges, and issuances of shares of our common stock. Our mining and energy operations took place in different parts of Canada and the United States. The Company’s name was changed from Bonanza Red Lake Explorations Inc. to Eugenic Corp, and then from Eugenic Corp to Eagleford Energy Corp.

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

Subsequent to February 29, 2016, management of the Company came to the conclusion that certain representations and warranties made under the Asset Purchase Agreement were conceivably deficient and on November 24, 2016 the Company advanced a Notice of Claim. On December 22, 2016, it was agreed that all disputed matters contained in the Asset Purchase Agreement be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares to the Company.

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

Production

GR Gardens is responsible for production of recreational marijuana using outdoor, greenhouse, and indoor production methodologies. GR Gardens holds three Tier II producer licenses from the OLCC. “Manzanita Glen”, an outdoor cultivation property leased in Josephine County, Oregon from GR Gardens’ sister company, GRUP, has 40,000 square feet of canopy. “Trail’s End”, an outdoor cultivation property leased from its sister company, GRU Properties in Jackson County, Oregon has 40,000 square feet of canopy. The Medford Warehouse project, an indoor cultivation property leased from its sister company, GRUP, is designed to have 10,000 square feet of canopy when fully constructed. The Warehouse is also the location of GR Distribution, the wholesale division of Grown Rogue and will also house the processing centre for all Grown Rogue products. The two outdoor projects are anticipated to provide 3,000 lbs combined of cannabis annually and the Warehouse project is estimated to produce 2,500 lbs annually when fully completed.

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

The Farm property is a 100+ acre pear orchard property with significant infrastructure and priority water rights, with a total licensable canopy of approximately 280,000 sq feet. The Farm is anticipated to be acquired through an owner carry arrangement for GRUS to purchase the property in five years. As of the date of filing this Annual Report, GRUS’ license for the Farm is pending with the OLCC. GRUS, through its subsidiary GR Gardens, has already submitted a Tier II producer license application to the OLCC for 40,000 sq feet of canopy. GRUS intends to retrofit the existing warehouse facility on The Farm for commercial indoor cultivation, construct outdoor cultivation, and begin construction of greenhouses in early 2019 using light deprivation methodologies. GRUS believes The Farm would provide GRUS with significant additional cultivation capacity to meet growing demand for GRUS products for the foreseeable future.

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

GRUS hires and pays a living wage to all of its employees and is very involved in each of the communities where it operates, for example recently donating a portion of profits to disaster relief as a result of hurricane devastation in the U.S.

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

GRUS’ intellectual property subsidiary, GRIP, has been in operation since late 2016. GRIP focuses on all branding and marketing, genetic research, cultivation analytics, and intellectual property protection. GRIP’s brand (Grown Rogue) is licensed to GRUS and its other subsidiaries. GRIP will continue developing new brands and ideas to be licensed to the Company or other cannabis based companies in the territories that the Company targets for expansion.

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

Through our wholly owned subsidiary DoubleTap, the Company developed an online management and advertising platform that powered user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

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

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2018 and 2017 and notes thereto included under Item 18.

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

SELECTED ANNUAL INFORMATION-CONTINUING OPERATIONS

The following table reflects the summary of results for the years set out.

	For the Years Ended August 31
	2018	2017 $	2016 $
Revenue	—	20,788	—
Net loss from continuing operations	(516,323)	(2,097,738)	(13,534,298)
Income loss per share from continuing operations, basic	$(0.098)	(0.788)	(6.516)
Income loss per share from continuing operations, diluted	$(0.098)	(0.788)	(6.516)
Assets	33,043	42,047	482,582

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

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

	2018	2018	2018	2017
For the quarter ending	August 31	May 31	February 28	November 30
Net loss for the period	$(167,941)	$(127,398)	$(93,406)	$(127,578)
Loss per share, basic and diluted	$(0.032)	$(0.024)	$(0.018)	$(0.024)

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

FOURTH QUARTER RESULTS-CONTINUING OPERATIONS

For the quarter ending	August 31, 2018	August 31, 2017	August 31, 2016
Revenue	$—	$16,280	$—
Net Income (loss) for the period	$(167,941)	$(1,199,755)	$153,579

Income (loss) per share, basic and diluted	$(0.032)	$(0.19)	$(0.06)

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

Director Compensation

During the fiscal year ended August 31, 2018, $200.00 was paid by the Company with respect to director compensation for attendance of meetings of the Board of Directors or committees thereof.

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

As of the date of the filing of this Annual Report, to the knowledge of our management, there are no arrangements that could at a subsequent date result in a change in control of us. As of such date, and except as disclosed herein, our management has no knowledge that we are owned or controlled directly or indirectly by another company or any foreign government.

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

Obie Strickler currently owns the Trails End Property that is one of the facility properties leased to GRUP. Grown Rogue pays $5,000 per month in rent for this property and 2.5% of gross sales achieved at the property, all payable in cash. Although this lease began January 1, 2017, Grown Rogue began paying this amount in October 2017. As such, Grown Rogue has $45,000 of accrued liabilities related to nine months’ rent that went unpaid. The rent owed by GRUP to Mr. Strickler is paid in cash at comparable market rates.

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

Subsequent to February 29, 2016, management of the Company came to the conclusion that certain representations and warranties made under the Asset Purchase Agreement were conceivably deficient and on November 24, 2016, the Company advanced a Notice of Claim. On December 22, 2016, it was agreed that all disputed matters contained in the Asset Purchase Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares to the Company.

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

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of shares our common stock. This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of our common stock, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of our common stock are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of our common stock.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of shares of our common stock who is a citizen or individual resident (as defined under U.S. tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person. This summary does not address the U.S. tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, custodians or beneficial owners of qualified or non-qualified retirement or savings plans, including individual retirement accounts and other tax-deferred accounts, or financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold shares of our common stock as part of a straddle, hedging or a conversion transaction, and persons who acquire their shares of our common stock as compensation for services. This discussion is limited to U.S. Holders who own shares of our common stock as capital assets and who hold the shares of our common stock directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust). This discussion does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of our common stock.

U.S. Inversion Rules

As summarized above, the Company, which is as of the date of this Annual Report and will continue to be a corporation organized under the laws of Canada, generally would be classified as a foreign (non-United States) corporation as defined under general rules of the U.S. Tax Code. Section 7874 of the U.S. Tax Code, however, contains rules that can cause a foreign corporation to be taxed as a U.S. domestic corporation. Under section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States will under certain circumstances be treated as a U.S. domestic corporation for purposes of Title 26 of the United States Code, which includes treatment as a U.S. domestic corporation for all federal income tax purposes (such treatment is referred to as an “inversion”). Inversion treatment will apply if each of the following three conditions is met (a) the foreign corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury Regulations, substantially all of the assets held, directly or indirectly, by a U.S. domestic corporation or entity treated as a partnership, (b) after the acquisition, the former stockholders of the acquired U.S. corporation or partners of the entity treated as a partnership hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding ownership interests in the acquired U.S. entity, and (c) after the acquisition, the foreign corporation’s expanded affiliated group (“EAG”) does not have substantial business activities in the foreign corporation’s country of organization or incorporation when compared to the EAG’s total business activities (clauses (a) – (c), collectively, the “Inversion Conditions”).

For this purpose, an EAG is a group of corporations where (a) a foreign corporation owns stock representing more than 50% of the vote and value of at least one member of the EAG, and (b) stock representing more than 50% of the vote and value of each member is owned by other members of the group. An EAG includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

Under Section 7874 of the U.S. Tax Code, the Transaction resulted in the Company being treated as a U.S. domestic corporation for all federal income tax purposes. The Company is therefore subject to U.S. federal income tax on its worldwide income. However, as a result of the Company being treated as U.S. domestic corporation, the myriad anti-deferral rules of the U.S. Tax Code, such as the controlled foreign corporation and personal foreign investment company rules, should not apply.

Distributions with respect to shares of our Common Stock

The gross amount of any distribution (including non-cash property) by us (including any Canadian taxes withheld therefrom) with respect to shares of our common stock generally will be included in the gross income of a U.S. Holder as a dividend to the extent such distribution is paid out of current or accumulated earnings and profits of ours, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in shares of our common stock and to the extent that such distribution exceeds the Holder’s adjusted tax basis in shares of our common stock, will be taxed as capital gain. Distributions that are treated as a dividend and are received by non-corporate U.S. Holders may be subject to U.S. federal income tax at lower rates than other types of ordinary income (generally 15%) if certain conditions are met. In the case of U.S. Holders that are corporations and that hold a sufficient percentage of our stock, such dividends generally will be eligible for the dividends received deduction.

If a U.S. Holder receives a distribution with respect to our stock paid in Canadian dollars, the amount of the distribution for U.S. federal income tax purposes will be the U.S. dollar value of the distribution (determined on the date the distribution is paid) regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the distribution is paid and the date the distribution amount is converted into U.S. dollars.

If Canada imposes a withholding tax on any distributions made with respect to our stock (see discussion above, “Certain Canadian Federal Income Tax Consequences”), the U.S. Holder will generally be entitled to claim a U.S. foreign tax credit in the amount of such tax, subject to certain limitations on foreign tax credits imposed by the U.S. Tax Code (see “Foreign Tax Credit,” below.)

Disposition of Shares of our Common Stock

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of shares of our common stock (including, without limitation, a complete redemption of shares of our common stock) generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in shares of our common stock and the amount realized on the sale or other disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of shares of our common stock that have been held for more than one year will generally be subject to preferential tax rates, i.e., a maximum U.S. federal income tax rate of 20% . Any capital losses realized on the sale or other disposition of shares of our common stock will be are subject to significant limitations applicable to all capital losses.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to us may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Holder. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax and the amount of state, local and foreign taxes that are deductible by a U.S. Holder has been significantly limited by recent changes in U.S. tax law. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

Significant and complex limitations apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to its worldwide taxable income. This limitation is designed to prevent foreign tax credits from offsetting U.S. source income. In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to three specific “classes” of income, including passive income, foreign branch income, and general limitation income. Foreign taxes imposed on a particular class of income generally cannot offset U.S. tax on income assigned to another class. Distributions with respect to our common stock to U.S. Holders would typically be included in the passive income basket.

Unused foreign tax credits can generally be carried back one year and carried forward ten years, subject to foreign tax credit limitations in each carryover year. U.S. Holders should consult their own tax advisors concerning the ability to utilize foreign tax credits.

Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting requirement and to backup withholding unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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

ITEM 16	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Stephen Gledhill is an “audit committee financial expert”, as defined in Item 16A of Form 20-F. Stephen Gledhill is the Chairman of the Audit Committee. Please see Item 6.A – Directors and Senior Management for Mr. Gledhill’s biographical information.

ITEM 16B.	CODE OF ETHICS

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

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

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by MNP LLP, Chartered Professional Accountants for the years ended August 31, 2018 and August 31, 2017 are as follows:

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

(b)          Appointment of MNP LLP

Effective November 14, 2017, directors of the Company approved the appointment of MNP LLP, Chartered Professional Accountants (“MNP”), as successor auditors for the year ended August 31, 2017;

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

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Annual Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Novicius Corp., (Formerly: Intelligent Content Enterprises Inc.) for the years ended August 31, 2018, 2017 and 2016, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, MNP LLP, Chartered Professional Accountants for the year ended August 31, 2018;

(b)	Consolidated Statements of Financial Position as at August 31, 2018 and 2017;

(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2018, 2017 and 2016;

(d)	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended August 31, 2018, 2017 and 2016;

(e)	Consolidated Statements of Cash Flows for the years ended August 31, 2018, 2017 and 2016;

(f)	Notes to the Consolidated Financial Statements.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. (Formerly: Novicius Corp.) for the years ended August 31, 2018, 2017 and 2016, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, MNP LLP, Chartered Professional Accountants for the year ended August 31, 2018;	F-1 – F-2
(b)	Consolidated Statements of Financial Position at August 31, 2018 and 2017:	F-3
(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2018, 2017 and 2016;	F-4
(d)	Consolidated Statements of Shareholders’ Deficiency for the years ended August 31, 2018, 2017 and 2016;	F-5
	Consolidated Statements of Cash Flows for the years ended August 31, 2018, 2017 and 2016;	F-6
(e)	Notes to the Consolidated Financial Statements.	F-7 – F-27

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

Date: February 13, 2019

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