Form 20-F
period 2018-11-15
Grown Rogue International Inc.
filed 2022-06-09
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 15, 2018

For the transition period from ________ to ________

Commission file number 000-53646

GROWN ROGUE INTERNATIONAL INC.

(formerly NOVICIUS CORP.)

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Ontario, Canada

(Jurisdiction of incorporation or organization)

340 Richmond Street West, Toronto, Ontario, Canada,

M5V 1X2

(Address of principal executive offices)

Obie Strickler, Telephone (416) 364-4039, Fax (416) 364-8244

340 Richmond Street West, Toronto, Ontario, Canada, M5V 1X2

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock	GRIN	Canadian Securities Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 71,655,734 shares of Common Stock were issued and outstanding as of November 30, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

i

GENERAL

References in this report to “we”, “us”, “our”, the “Company”, and “Grown Rogue” means Grown Rogue International Inc. and its predecessor, as applicable, individually and collectively with its subsidiaries as the context requires.

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

EXPLANATORY NOTE

On October 31, 2018, the Company executed a Definitive Transaction Agreement (the “Definitive Agreement”) with Grown Rogue Canada, Inc. (“Grown Rogue Canada”), Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (“GRUS”). Pursuant to the Definitive Agreement, the Company combined its business operations with GRUS (the “Transaction”) resulting in a reverse take-over of the Company by GRUS (See Item 4.A “History and Development of the Company”). A copy of the Definitive Agreement is attached to this Form 20-F as Exhibit 4.1. The Transaction was consummated on November 15, 2018, and the Company changed its name from Novicius Corp. to Grown Rogue International Inc. and began conducting the principal business of GRUS. Also as a result of the Transaction, the Company changed its fiscal year end from August 31 to October 31.

Immediately prior to the Transaction, the Company did not operate a business and was a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Prior to becoming a shell company, the Company conducted business operations as an emerging media and internet company with a focus on user experience and engagement. Following the Transaction, GRUS and its subsidiaries became the Company’s only operating assets.

As a result of the Transaction, the Company consummated a “fundamental change” transaction and ceased to be a shell company. The Company is required pursuant to Rule 13a-19 under the Exchange Act to disclose the information in this Form 20-F that would be required to be disclosed if it were registering securities under the Exchange Act within four days following the consummation of the Transaction.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this report is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

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

ii

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The Company’s board of directors was reconstituted in conjunction with the closing of the Transaction. Immediately prior to the Transaction, the Company’s directors and senior management included the following individuals:

Name	Position	Business Address
James Cassina	Chief Financial Officer and Director	1 King Street West, Suite 1505, Toronto, Ontario, Canada, M5H 1A1
Ritwik Uban	Chief Executive Officer, President, Director	1 King Street West, Suite 1505, Toronto, Ontario, Canada, M5H 1A1
Dikshant Batra	Director	1 King Street West, Suite 1505, Toronto, Ontario, Canada, M5H 1A1

Upon closing the Transaction, the directors and officers of the Company who were either not continuing with the Company or who were continuing with the Company in a different capacity delivered their resignations, and the new directors and senior management were appointed and remain in office as set forth below:

Name	Position	Business Address
J. Obie Strickler	President, Chief Executive Officer and Director	340 Richmond Street West, Toronto, Ontario, Canada, M5V 1X2
Jacques Habra	Chief Strategy Officer	340 Richmond Street West, Toronto, Ontario, Canada, M5V 1X2
Michael Johnston	Chief Financial Officer and Corporate Secretary	340 Richmond Street West, Toronto, Ontario, Canada, M5V 1X2
Abhilash Patel	Director	340 Richmond Street West, Toronto, Ontario, Canada, M5V 1X2
Stephen Gledhill	Director	340 Richmond Street West, Toronto, Ontario, Canada, M5V 1X2

B.	Advisers

The Company’s legal counsel in the United States is Winstead PC, located at 2728 N. Harwood Street, Suite 500, Dallas, Texas 75201.

C.	Auditors.

The auditor of GRUS is Turner, Stone and Company, LLP, located at 12700 Park Central Drive, Suite 1400, Dallas, Texas 75251.

The auditor of the Company is MNP LLP, located at 111 Richmond Street West, Suite 300, Toronto, Ontario M5H 2G4, Canada, which audited the financial statements of the Company for the years ended August 31, 2018 and August 31, 2017. The previous auditor of the Company was Schwartz Levitsky Feldman LLP, located at 2300 Yonge Street, Suite 1500, Box 2434, Toronto, Ontario, Canada, M4P 1E4, which audited the financial statements of the Company for the year ended August 31, 2016.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

Not applicable.

B.	Capitalization and Indebtedness

The Company’s audited financial statements for the fiscal year ended August 31, 2018 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with IFRS, as issued by the International Accounting Standards Board.

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as at August 31, 2018, showing the Company’s capitalization on a pro forma basis as if the Transaction had been completed as of that date. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements and the GRUS audited financial statements attached hereto starting on page F-1 of this Form 20-F.

The Company adopted the reporting currency of U.S. Dollars ($US) upon completion of the Definitive Transaction, and the actual capitalization is presented at the August 31, 2018, rate of exchange for the comparability to the Pro Forma capitalization and indebtedness at that date.

	August 31, 2018
	Actual	Actual ($US)	Pro Forma ($US)
Trade and other payables	703,306	539,444	3,221,256
Advances from related party	49,415	37,902	49,415
Shareholder loans	79,910	61,292	79,910
Interest payable	-	-	470,134
Leases payable	-	-	196,814
Notes payable	-	-	50,000
Convertible promissory notes	-	-	1,299,376
Convertible debentures payable	-	-	1,765,237
Derivative liabilities	-	-	148,500
Share capital	23,651,529	18,141,014	12,270,983
Contributed surplus	7,750,190	5,944,491	2,708,699
Accumulated other comprehensive income		-	121,920
Accumulated deficit	(32,201,307)	(24,698,800)	(10,506,078)
Total capitalization and indebtedness	33,043	25,344	11,876,166

[1]	Convertible debentures were secured by substantially all of the assets of the Company.

Other than as indicated, no items of indebtedness were guaranteed or secured.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. Furthermore, if other risks not presently known to us, or that we do not currently believe to be significant, occur or become significant, our financial condition and results of operations could suffer and the trading price of our common stock could decline. In addition to the other information presented in this Report, the following risk factors should be given special consideration when evaluating an investment in our securities.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR REFERRED TO IN THIS REPORT, BEFORE PURCHASING SHARES OF OUR SECURITIES. THERE ARE NUMEROUS AND VARIED RISKS, KNOWN AND UNKNOWN, THAT MAY PREVENT US FROM ACHIEVING OUR GOALS. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES WE WILL FACE. IF ANY OF THESE RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATION MAY BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE AND INVESTORS IN OUR SECURITIES COULD LOSE ALL OR PART OF THEIR INVESTMENT. THE INFORMATION IN THIS REPORT IS COMPLETE AND ACCURATE AS OF THE DATES REFERENCED HEREIN, BUT THE INFORMATION MAY CHANGE AFTER SUCH DATE.

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

Until and unless Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as the Company for violation of federal law or they may seek to bring an action or actions against the Company and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

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

United States Tax Classification of the Company. The Company, which is and will continue to be a Canadian corporation as of the date of this Report, generally would be classified as a foreign (non-United States) corporation under general rules of U.S. federal income taxation. Section 7874 of the U.S. Tax Code, however, contains rules that can cause a foreign corporation to be taxed as a U.S. domestic corporation for U.S. federal income tax and other purposes. Under section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States will nevertheless be treated as a U.S. domestic corporation for purposes of Title 26 of the United States Code, which includes treatment as a U.S. domestic corporation for all U.S. federal income tax purposes (such treatment is referred to as an “Inversion”). Inversion treatment will apply if each of the following three conditions are met (a) the foreign corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury Regulations, substantially all of the assets held, directly or indirectly, by a U.S. domestic corporation or entity treated as a partnership, (b) after the acquisition, the former stockholders of the acquired U.S. corporation or partners of the entity treated as a partnership hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding ownership interests in the acquired U.S. entity, and (c) after the acquisition, the foreign corporation’s expanded affiliated group (“EAG”) does not have substantial business activities in the foreign corporation’s country of organization or incorporation when compared to the EAG’s total business activities (clauses (a) – (c), collectively, the “Inversion Conditions”).

For this purpose, an EAG is a group of corporations where (a) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the EAG, and(b) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an EAG includes partnerships where one or more members of the EAG own more than 50% (by vote and value) of the interests of the partnership.

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

Our investors may have difficulty selling our securities as there is a limited public trading market for such securities. An investor in the Company may find it difficult to resell our securities. There is only a limited public market for our securities, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the Canadian Securities Exchange. Our common stock has not been qualified under any applicable U.S. state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities: (a) lack of profits; (b) need for additional capital; (c) limited public market for such securities; (d) the applicability of certain resale requirements under the Securities Act; and (e) applicable blue sky laws and the other factors discussed in this Risk Factors section.

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

Because we are quoted on the OTC Markets instead of a national securities exchange in the United States, our U.S. investors may have more difficulty selling their stock or experience negative volatility on the market price of our stock in the United States. In the United States, shares of our common stock are quoted on the OTC Markets. The OTC Markets is marketed as an electronic exchange for high growth and early stage U.S. companies and a prospective “final step toward a NASDAQ or NYSE listing” (although no assurances can be provided that such change of market shall occur). Trades are settled and cleared in the U.S. similar to any NASDAQ or NYSE stock and trade reports are disseminated through Yahoo, Bloomberg, Reuters, and most other financial data providers. The OTC Markets may be significantly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the OTC Markets as compared to a national securities exchange in the United States, such as the New York Stock Exchange, the NASDAQ Stock Market or the NYSE Amex. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. U.S. investors in shares of our common stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for shares of our common stock. Accordingly, our U.S. shareholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for shares of our common stock improves.

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

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated in Ontario, Canada on September 22, 1978, under the Business Corporations Act (Ontario), under the name Bonanza Red Lake Explorations Inc. (“Bonanza Red Lake”). Between the time of our incorporation and 2013, we operated predominantly as a mining and energy company. During that time period, we underwent various share consolidations, exchanges, and issuances of shares of our common stock. Our mining and energy operations took place in different parts of Canada and the United States. The Company’s name was changed from Bonanza Red Lake Explorations Inc. to Eugenic Corp, and then from Eugenic Corp to Eagleford Energy Corp.

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

At August 31, 2014, the Company had issued a secured convertible promissory note to Benchmark Enterprises, LLC. (“Benchmark” or the “Note Holder”) with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Issuer of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to the Note Holder a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, the Company was unable to pay the Note principal of $1,608,149 plus interest of $154,179, totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. The Note Holder made demand for payment of all amounts owed to it under the Note and gave notice to the Company that it intended to exercise its security on the Company’s assets. The Company and the Note Holder entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 10,000 shares of common stock the Company.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 1,250,000 shares of common stock and 5,750,000 Series A preferred shares (the “Proposed Purchase Price Shares”). The 1,250,000 common shares included in the Proposed Purchase Price Shares are reported at the post-conversion quantity following the May 26, 2017, 1-for-10 share conversion; these shares were returned on January 20, 2017, prior to the filing of the May 26, 2017 articles of amendment.

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

In the month of September of 2017, the Company began pursuing further ventures of merit to enhance shareholder value. Such efforts resulted in a non-binding Letter of Intent to combine with GRUS as announced on September 28, 2017. Effective November 15, 2018 and pursuant to the Definitive Agreement, the Company combined its business operations with GRUS, resulting in a reverse take-over of the Company by GRUS. Also as a result of the Transaction, the Company changed its fiscal year end from August 31 to October 31. DoubleTap operations ceased immediately prior to the effectuation of the Transaction.

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital and shareholders’ loans.

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

The Farm property is a 100+ acre pear orchard property with significant infrastructure and priority water rights, with a total licensable canopy of approximately 280,000 sq feet. The Farm is anticipated to be acquired through an owner carry arrangement for GRUS to purchase the property in five years. As of the date of filing this Report, GRUS’ license for the Farm is pending with the OLCC. GRUS, through its subsidiary GR Gardens, has already submitted a Tier II producer license application to the OLCC for 40,000 sq feet of canopy. GRUS intends to retrofit the existing warehouse facility on The Farm for commercial indoor cultivation, construct outdoor cultivation, and begin construction of greenhouses in early 2019 using light deprivation methodologies. GRUS believes The Farm would provide GRUS with significant additional cultivation capacity to meet growing demand for GRUS products for the foreseeable future.

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

All intercompany balances and transactions have been eliminated on consolidation.

The following tables include wholly owned subsidiaries of the Company following the Transaction:

Grown Rogue International Inc.
100% owned subsidiaries incorporated in the Province of Ontario			100% owned subsidiary Organized in Oregon
Grown Rogue Canada Corp. (incorporated November 15, 2018)	DoubleTap Daily Inc. (incorporated February 29, 2016)	ICE Studio Productions Inc. (incorporated June 16, 2016) (owned 100% by DoubleTap Daily Inc.)	Grown Rogue Unlimited, LLC (organized in Oregon October 31, 2016)

Grown Rogue Unlimited, LLC
100% owned subsidiaries of Grown Rogue Unlimited, LLC organized in Oregon*
Grown Rogue Gardens, LLC (organized November 1, 2016)	Grown Rogue Distribution, LLC (organized November 1, 2016)	GRU Properties, LLC (organized November 1, 2016)	GRIP, LLC (organized October 31, 2016)	Grown Rogue Meds, LLC (organized October 31, 2016)

*	Grown Rogue Unlimited, LLC also owns (i) a 60% interest in Idalia, LLC, an Oregon limited liability company that was organized June 20, 2018; and (ii) a 60% interest in GRD Cali, LLC, a California limited liability company that was organized August 15, 2018.

The corporate structure of the Company after closing the Transaction is as follows:

Grown Rogue International Inc. (ON Corp)
Grown Rogue Canada Inc. (ON Corp)	Double Tap Daily Inc. (ON Corp)	Grown Rogue Unlimited LLC (Oregon)
	Ice Studio Productions Inc. (ON Corp)	Grown Rouge Gardens LLC (Oregon)	Grown Rogue Distribution LLC (Oregon)	GRU Properties LLC (Oregon)	GRIP LLC (Oregon)	Grown Rogue Meds LLC (Oregon)	Idalia LLC (Oregon)	GRD Cali LLC (California

D.	Property, Plants and Equipment.

We do not own any real property at this time. Our U.S. executive offices consist of approximately 3,000 square feet of office space and are rented at US $2,894 per month through a one-year lease that can be extended for two three-year options. The address of our U.S. executive offices is 145 Bartlett, Medford, Oregon. Our Ontario executive offices are located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada. The Company pays nominal rent for its Toronto offices.

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

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2018 and 2017 and notes thereto included under Item 18.

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

A.	Operating Results

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

The Company’s registered office is 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada. Shares of our common stock trade on the Canadian Securities Exchange under the symbol GRIN.

The consolidated financial statements include the accounts of Grown Rogue International Inc., the legal parent, together with its wholly owned subsidiaries as at August 31, 2018: Ice Studio and DoubleTap and Novicius Acquisition Corp.

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”), were disposed of effective August 31, 2015 (see Item 18 Financial Statements, Note 15 to the consolidated financial statements of Novicius Corp.as for the year ended August 31, 2018).

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

Going Concern

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

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

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The pattern and timing of revenue recognition under IFRS 15 was consistent with prior practice, and the Company adopted IFRS 15, effective November 1, 2018, without an impact on the Company’s financial statements.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company adopted IFRS 9 effective November 1, 2018, without material impact to the Company’s financial statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaced IAS 17, Leases. IFRS 16 brought leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 was effective for annual reporting periods beginning on or after January 1, 2019. The Company adopted IFRS 16 effective November 1, 2019, using the following permitted practical expedient: (i) Grandfather the assessment of which transactions are leases and apply IFRS 16 only to contracts that were previously identified as leases under IAS 17; and (ii) Application of a single discount rate to a portfolio of leases with similar characteristics. The following table summarizes the impacts of adopting IFRS 16 on the Company’s consolidated financial statements:

	Balance – October 31, 2019 ($)	Adoption of IFRS 16 ($)	Restated balance, November 1, 2020 ($)
Right-of-use assets	-	276,431	276,431
Property and equipment	232,059	-	232,059
Current portion of lease liability	129,876	225,862	355,738
Lease liability	12,329	50,569	62,898

(iv) In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective November 1, 2020, with no impact to the Company’s consolidated financial statements.

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

OVERALL PERFORMANCE

For the year ended August 31, 2018, net loss from continuing operations was $516,323 compared to a net loss from continuing operations of $2,097,738 for year ended August 31, 2017. The decrease in net loss during 2018, was primarily related to the Company decrease in expenses of $1,602,203 from $2,118,526 in 2017 to $516,323 in 2018. The main components of the net loss are as follows:

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

The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,131 shares of our common stock at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016. The increase in stock based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

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

SELECTED ANNUAL INFORMATION-CONTINUING OPERATIONS

The following table reflects the summary of results for the years set out.

	For the Years Ended August 31
	2018	2017 $	2016 $
Revenue	—	20,788	—
Net loss from continuing operations	(516,323)	(2,097,738)	(13,534,298)
Loss per share from continuing operations, basic	$(0.098)	(0.788)	(6.516)
Loss per share from continuing operations, diluted	$(0.098)	(0.788)	(6.516)
Assets	33,043	42,047	482,582

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

	For the Three Months Ended August 31,
General and Administrative	2018	2017	2016
Professional fees	$50,920	$51,848	$71,488
Head office costs	6,000	10,500	10,500
Management fees	15,000	15,000	15,000
Transfer and registrar costs	2,701	3,833	8,296
Shareholders information	3,411	12,457	1,815
Office and general costs	363	1,252	4,626
Directors fees	—	900	600
Consulting fees and expenses	15,000	15,000	15,000
Travel	—	—	13,920
Rent	4,500	—	3,776
Insurance	—	—	4,710
Total	$97,895	$110,790	$149,731

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

C.	Research and Development, Patents and Licenses, Etc.

We do not engage in research and development activities.

D.	Trend Information

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

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option issued.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names of all of our directors and executive officers immediately following the Transaction, with each position and office held by them in our Company, and the period of their service as a director or as an officer.

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

Summary Compensation Table

	Year	Salary	Option Based Awards	All Other Compensation	Total Compensation
Name and Principal Position		($)	($)	($)	($)
James Cassina, Chief Financial Officer and Director	2018	60,000	Nil	100	60,100
Ritwik Uban, Chief Executive Officer, President, Director	2018	Nil	204,511	Nil	204,511
Dikshant Batra, Director	2018	Nil	Nil	100	100
J. Obie Strickler	2018	Nil	Nil	Nil	Nil
Jacques Habra	2018	Nil	Nil	Nil	Nil
Michael Johnston	2018	Nil	Nil	Nil	Nil
Abhilash Patel	2018	Nil	Nil	Nil	Nil
Stephen Gledhill	2018	Nil	Nil	Nil	Nil

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

As of the date of this Report our Board of Directors consists of three directors, two of which are considered “independent directors” in that they are “independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from their shareholding”. It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

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

As of October 31, 2018, we had 2 employees, our president and chief financial officer. Following the Transaction, we have 41 employees, including our chief executive officer, chief strategy officer, and chief financial officer.

E.	Share Ownership

Shares of our common stock are owned by Canadian residents, United States residents and residents of other countries. The only class of our securities, which is outstanding as of the date of the filing of this Report, is common stock. All holders of shares of our common stock have the same voting rights with respect to their ownership of shares of our common stock.

The following table sets forth as of November 30, 2018, certain information with respect to the amount and nature of beneficial ownership of shares of our common stock held by (i) each person who is a director or an executive officer of ours; and (ii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percentage
J. Obie Strickler(2)	President, Chief Executive Officer and Director	29,346,201	40.5%
Jacques Habra	Chief Strategy Officer	3,486,769	4.9%
Michael Johnston	Chief Financial Officer and Corporate Secretary	*	*
Abhilash Patel(3)	Director	1,586,396	2.2%
Stephen Gledhill	Director	*	*
All officers and directors as a group (5 persons)		34,419,366	47.0%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 71,655,734 shares of common stock outstanding as of the date of filing of this Report.
(2)	Includes 729,432 warrants to purchase common stock at $0.55 per share. Also includes 5,995,011 shares held jointly with his spouse.
(3)	Includes 896,811 warrants held by Gambit II, LLC to purchase common stock at $0.55 per shares. Also includes 689,585 shares held by Gambit II, LLC.

*	less than one percent.

The shares of common stock and warrants to purchase common stock held by Messrs. Strickler and Habra were escrowed at the closing of the Transaction (the “Escrow Securities”). The Escrow Securities will be released on the following schedule:

November 26, 2018, the date the Company’s common stock was listed on the CSE (the “Listing Date”)	1/10 of the Escrow Securities
6 months after the Listing Date	1/6 of the remaining Escrow Securities
12 months after the Listing Date	1/5 of the remaining Escrow Securities
18 months after the Listing Date	1/4 of the remaining Escrow Securities
24 months after the Listing Date	1/3 of the remaining Escrow Securities
30 months after the Listing Date	1/2 of the remaining Escrow Securities
36 months after the Listing Date	remaining Escrow Securities

Following the Transaction, to the knowledge of our management, there are no arrangements that could at a subsequent date result in a change in control of us. As of such date, and except as disclosed herein, our management has no knowledge that we are owned or controlled directly or indirectly by another company or any foreign government.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Name	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percentage
J. Obie Strickler(2)	29,346,201	40.5%
Christopher Lancashire(3)	10,141,376	13.5%
Edward Coppola(4)	7,656,818	10.3%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 71,655,734 shares of common stock outstanding as of the date of filing of this Report.
(2)	Includes 3,527,728 warrants to purchase common stock at $0.55 per share.
(3)	Includes 2,828,409 warrants to purchase common stock at $0.55 per shares.

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

The above transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

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

Inter-Company Balances

As at August 31, 2018, the inter-company balance due from our wholly owned subsidiary DoubleTap was $309,520.

As at August 31, 2018, the inter-company balance due from our wholly owned subsidiary ICE Studio was $177,186.

As of November 30, 2018, the inter-company balance due from DoubleTap was $314,768 and the amount due from ICE Studio was $Nil.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the fiscal years ended August 31, 2018, 2017, and 2016, and the notes thereto required as part of this Report are filed under Item 18 of this Report.

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

There have been no significant changes that have occurred since the date of our annual financial statements included with this Report except as disclosed in this Report.

Item 9.	The Offer and Listing

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

	Period	High (2)	Low (2)
Fiscal Year August 31, 2018	Year Ended August 31, 2018	$0.26	$0.05
Fiscal Year August 31, 2017	Year Ended August 31, 2017	$10.90	$0.003
Fiscal Year August 31, 2016	Year Ended August 31, 2016	$24.70	$4.00
Fiscal Year August 31, 2015	Year Ended August 31, 2015	$40.00	$1.00
Fiscal Year August 31, 2014	Year Ended August 31, 2014	$100.00	$20.00

Fiscal Year 2018 by Quarter	First Quarter ended 11/30/2017	$0.182	$0.05
	Second Quarter Ended 02/29/2018	$0.21	$0.05
	Third Quarter Ended 05/31/2018	$0.26	$0.15
	Fourth Quarter Ended 08/31/2018	$0.26

Fiscal Year 2017 by Quarter	First Quarter ended 11/30/2016	$10.90	$3.20
	Second Quarter Ended 02/29/2017	$4.90	$0.80
	Third Quarter Ended 05/31/2017	$0.84	$0.51
	Fourth Quarter Ended 08/31/2017	$0.25	$0.003

Calendar Year 2018 by Month	July	$0.26	$0.26
	August	$0.26	$0.26
	September	$0.26	$0.26
	October	$0.26	$0.26
	November	$0.34	$0.07
	December	$0.32	$0.21

Notes.

(1)	The closing price on the OTCQB for our common stock on November 30, 2018 was $0.30.
(2)	Adjusted for the 2-for-1 forward stock split on March 16, 2012, the 1-for-10 stock consolidation on August 25, 2014, the 1-for-10 stock consolidation on February 1, 2016 and the 1-for-10 stock consolidation on May 26, 2017.

There is currently only a limited public market for the common stock in the United States. There can be no assurance that a more active market will develop in the future.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

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

We are authorized to issue an unlimited number of shares of our common stock and an unlimited number of preference shares of which Nil were outstanding as of the date of this Report (the “Preference Shares”).

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

During the two year period preceding the filing date of this Report, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

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

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 Company and 5,750,000 Series A preferred shares (the “Proposed Purchase Price Shares”). The 1,250,000 common shares included in the Proposed Purchase Price Shares are reported at the post-conversion quantity following the May 26, 2017, 1-for-10 share conversion; these shares were returned on January 20, 2017, prior to the filing of the May 26, 2017 articles of amendment. The essential components of the proposed Acquired Assets were an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com. The fair value of the transaction was estimated at $9,530,250 and was agreed to be paid by the Company through the issuance of the Proposed Purchase Price Shares.

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

U.S. Inversion Rules

As summarized above, the Company, which is as of the date of this Report and will continue to be a corporation organized under the laws of Canada, generally would be classified as a foreign (non-United States) corporation as defined under general rules of the U.S. Tax Code. Section 7874 of the U.S. Tax Code, however, contains rules that can cause a foreign corporation to be taxed as a U.S. domestic corporation. Under section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States will under certain circumstances be treated as a U.S. domestic corporation for purposes of Title 26 of the United States Code, which includes treatment as a U.S. domestic corporation for all federal income tax purposes (such treatment is referred to as an “inversion”). Inversion treatment will apply if each of the following three conditions is met (a) the foreign corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury Regulations, substantially all of the assets held, directly or indirectly, by a U.S. domestic corporation or entity treated as a partnership, (b) after the acquisition, the former stockholders of the acquired U.S. corporation or partners of the entity treated as a partnership hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding ownership interests in the acquired U.S. entity, and (c) after the acquisition, the foreign corporation’s expanded affiliated group (“EAG”) does not have substantial business activities in the foreign corporation’s country of organization or incorporation when compared to the EAG’s total business activities (clauses (a) – (c), collectively, the “Inversion Conditions”).

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

Disposition of Shares of our Common Stock

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of shares of our common stock (including, without limitation, a complete redemption of shares of our common stock) generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in shares of our common stock and the amount realized on the sale or other disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of shares of our common stock that have been held for more than one year will generally be subject to preferential tax rates, i.e., a maximum U.S. federal income tax rate of 20%. Any capital losses realized on the sale or other disposition of shares of our common stock will be are subject to significant limitations applicable to all capital losses.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

The consolidated financial statements of the Company for the years ended August 31, 2018 and August 31, 2017 included herein have been audited by MNP LLP, located at 111 Richmond Street West, Suite 300, Toronto, Ontario M5H 2G4, Canada, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as expert in accounting and auditing.

The consolidated financial statements of the Company for the year ended August 31, 2016 included herein have been audited by Schwartz Levitsky Feldman LLP, located at 2300 Yonge Street, Suite 1500, Box 2434, Toronto, Ontario, Canada, M4P 1E4, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as expert in accounting and auditing.

The consolidated financial statements of GRUS for the period from incorporation (October 31, 2016) to October 31, 2017 and for the year ended October 31, 2018 included herein have been audited by Turner, Stone and Company, LLP, located at 12700 Park Central Drive, Suite 1400, Dallas, Texas 75251, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as expert in accounting and auditing.

H.	Documents on Display

The documents and exhibits referred to in this Report are available for inspection at the registered and management office at 340 Richmond Street West, Toronto, Ontario, M5V 1X2 during normal business hours.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Not applicable.

Item 16A.	Audit Committee Financial Expert

Not applicable.

Item 16B.	Code of Ethics

Not applicable.

Item 16C.	Principal Accountant Fees and Services

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 17.	Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Form 20-F.

Item 18.	Financial Statements

The (i) audited consolidated financial statements of the Company for the years ended August 31, 2018, August 31, 2017 and August 31, 2016, and (ii) the audited consolidated financial statements of GRUS for the period from incorporation (October 31, 2016) to October 31, 2017 and for the year ended October 31, 2018, each as required under Item 18, are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with IFRS, as issued by the International Accounting Standards Board.

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

Toronto, Canada
December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Independent Auditor’s Report of Schwartz Levitsky Feldman LLP, independent registered public accounting firm, dated March 13, 2017, with respect to the consolidated financial statements of Intelligent Content Enterprises Inc. as at August 31, 2016 and 2015 and for the years ended August 31, 2016, 2015, included in the Form 20-F filed by the Company on March 20, 2017, is incorporated herein by reference.

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
Going Concern (Note 1 b)
Related Party Transactions and Balances (Note 8 and 9)
Discontinued Operations and Dissolution of Subsidiary (Note 15)
Subsequent Events (Note 16)

Approved by the Board of Directors

Signed “J. Obie Strickler”	Signed “Stephen Gledhill”
J. Obie Strickler, President, Chief Executive Officer and Director	Stephen Gledhill, Director

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

For the years ended August 31,
(Expressed in Canadian Dollars)

	2018	2017	2016
Continuing operations
Revenue
Advertising revenue	$—	$20,788	$—

Expenses
Hosting, advertising and technology services	2,864	71,423	45,272
General and administrative	304,880	508,241	418,206
Loss on foreign exchange	4,068	1,433	21,890
Stock based compensation (Note 11 e)	204,511	1,614,605	615,924
Stock based compensation-non employees (Note 11 e)	—	235,393	—
Research, content development and technology support	—	313,106	160,519
Anti-dilution fees (Note 11 b (iii) and Note 11 b (iv))	—	186,832	—
Gain on derecognition of financial liabilities (Note 15)	—	(893,990)	—
Impairment loss on secured note receivable (Note 7)	—	81,483	—
Gain on disposal of subsidiary (Note 15)	—	—	(68,489)
Gain on expiry of derivative liabilities (Note 10)	—	—	(281,210)
Interest	—	—	12,812
Loss on settlement of debt (Note 9)	—	—	12,489,249
Impairment loss on marketable securities (Note 6)	—	—	120,125
	516,323	2,118,526	13,534,298

Net (loss) from continuing operations	(516,323)	(2,097,738)	(13,534,298)
Net income from discontinued operations net of tax (Note 15)	—	—	2,711
Net loss	(516,323)	(2,097,738)	(13,531,587)

Other comprehensive income (loss) to be re-classified to operations
Impairment loss on marketable securities (Note 6)	—	—	110,525
Total other comprehensive income (loss)	—	—	110,525

Net loss from operations and other comprehensive income	$(516,323)	$(2,097,738)	$(13,421,062)

Earnings (loss) per share, basic
Continuing operations	$(0.098)	$(0.788)	$(6.516)
Discontinued operations	$0.000	$0.000	$0.001
Total loss per share, basic	$(0.0098)	$(0.788)	$(6.515)

Earnings (loss) per share, diluted
Continuing operations	$(0.098)	$(0.788)	$(6.516)
Discontinued operations	$0.000	$0.000	$0.001
Total loss per share, diluted	$(0.0098)	$(0.788)	$(6.515)

Weighted average shares outstanding, basic	5,283,164	2,663,614	2,077,096
Weighted average shares outstanding, diluted	5,283,164	2,663,614	2,077,096

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders’ Deficiency
For the years ended August 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Common	SHARE CAPITAL Common Shares	SHARE PURCHASE WARRANTS	SHARE PURCHASE OPTIONS	CONTRIBUTED SURPLUS	AVAILABLE FOR SALE RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ (DEFICIENCY)
	Shares*	$	$	$	$	$	$	$
Balance, August 31, 2015	377,295	9,997,792	801,079	272,553	1,861,600	(110,525)	(16,055,659)	(3,233,160)
Item re-classified to statements of operations:							—
-loss on marketable securities	—	—	—	—	—	110,525	—	110,525
Shares issued as debt extinguishment	954,311	6,371,457	—	—	—	—	—	6,371,457
Shares issued as private placement	500,000	50,000	—	—	—	—	—	50,000
Shares issued as anti-dilution provision	1,032,998	5,034,157	1,862,643	—	—	—	—	6,896,800
Units issued as private placement	10,000	9,044	20,956	—	—	—	—	30,000
Units issued as private placement	23,636	133,271	126,729	—	—	—	—	260,000
Units issued as debt extinguishment	150,519	638,295	582,414	—	—	—	—	1,220,709
Exercise of warrants	51,868	986,667	(467,984)	—	—	—	—	518,683
Stock options expired	—	—	—	(60,143)	60,143	—	—	—
Stock based compensation	—	—	—	615,924	—	—	—	615,924
Net loss for the period, continuing operations	—	—	—	—	—	—	(13,534,298)	(13,534,298)
Net loss for the period, discontinued operations	—	—	—	—	—	—	2,711	2,711
Balance, August 31, 2016	2,650,627	23,220,683	2,925,837	828,334	1,921,743	—	(29,587,246)	(690,649)
Stock based compensation	—	—	—	1,849,998	—	—	—	1,849,998
Units issued as private placement	7,692	30,233	19,767	—	—	—	—	50,000
Stock options expired	—	—	—	(1,066,882)	1,066,882	—	—	—
Warrants expired	—	—	(2,195,738)	—	2,195,738	—	—	—
Shares issued as settlement of shareholder advances	1,187,672	213,781	—	—	—	—	—	213,781
Shares issued as anti-dilution provision	1,420,809	184,705	—	—	—	—	—	184,705
Units issued as anti-dilution provision	16,364	2,127	—	—	—	—	—	2,127
Net loss for the period, continuing operations	—	—	—	—	—	—	(2,097,738)	(2,097,738)
Balance, August 31, 2017	5,283,164	23,651,529	749,866	1,611,450	5,184,363	—	(31,684,984)	(487,776)
Stock based compensation	—	—	—	204,511	—	—	—	204,511
Stock options cancelled	—	—	—	(1,815,961)	1,815,961	—	—	—
Net loss for the period, continuing operations	—	—	—	—	—	—	(516,323)	(516,323)
Balance, August 31, 2018	5,283,164	23,651,529	749,866	—	7,000,324	—	(32,201,307)	(799,588)

*	Reflects the May 26, 2017 one (1) for ten (10) consolidation and the February 1, 2016, one (1) for ten (10) consolidation

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

3.	Summary of Significant Accounting Policies (Continued)

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

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2018	August 31, 2017	August 31, 2016
Short term employee benefits (1) (2)	$60,200	$129,981	$60,000
Stock based compensation (3)	204,511	1,614,605	615,924
Remuneration	$264,711	$1,734,586	$675,924

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2018	August 31, 2017
Short term employee benefits payable (1)(2)	$50,398	$101,500
Total balances owing	$50,398	$101,500

(1)	The Company accrues management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month during fiscal 2018, 2017 and 2016.
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 11 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 common shares to officers and directors (Note 11 e).

8.	Related Party Transactions and Balances (Continued)

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

Effective November 18, 2015, the Company issued a total of 1,032,998 Units in the capital of the Company pursuant to an anti-dilution provision contained in the August 30, 2014 debt conversion agreements. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

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

9.	Shareholders’ Loans, Loans Payable and Debt Conversion (Continued)

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

As at August 31, 2018 and 2017, the Company had no derivative liabilities. As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil, an expiry date of January 15, 2017 which meant a remaining life of 0.13 years and an exercise price of $15.00. As at August 31, 2016, the Company recorded a gain on expiry of derivative warrant liabilities of $281,210 in the consolidated statement of operations.

The Company had warrants issued with a cashless exercise price and warrants issued with an exercise price in US dollars which was different from the functional currency of the Company and accordingly the warrants were treated as a financial liabilities. The following table sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2015	1,305	281,210	US 466.66
Warrants expired	(1,305)	(281,210)	(466.66)
Warrants issued	175,000	—	15.00
As at August 31, 2016	175,000	—	15.00
Warrants expired	(175,000)	—	(15.00)
As at August 31, 2017 and 2018	—	—	—

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

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note 11 b (i))	7,692	30,233
Common shares issued as settlement of shareholder advances (Note 11 b (ii))	1,187,672	213,781
Common shares issued as anti-dilution provision (Note 11 b (iii))	1,420,809	184,705
Common shares issued as anti-dilution provision (Note 11 b (iv))	16,364	2,127
Balance August 31, 2017 and August 31, 2018	5,283,164	23,651,529

Preferred Shares Issued:

As at August 31, 2018 and August 31, 2017, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2018		August 31, 2017
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of year	208,211	—	722,572	—
Warrants issued (Note 11 b (i))	—	—	7,692	—
Warrants issued (Note 11 b (iv))	—	—	16,364	—
Warrants expired (Note 11 b (v))	—	—	(538,417)	—
Balance, end of year	208,211	$5.27	208,211	$5.27

(i)	On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

(ii)	Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a price of $0.18 per share.

11.	Share Capital and Reserves (Continued)

b)	Share Purchase Warrants (Continued)

(iii)	Pursuant to the August 31, 2017, settlement of shareholder advances of $213,781, effective August 31, 2017, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations.

(iv)	Pursuant to the November 30, 2016, private placement of $50,000, effective August 31, 2017, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units of $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model.

(v)	On August 31, 2017, 538,417 common share purchase warrants exercisable at $10.00 expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at August 31, 2018 and August 31, 2017, respectively:

Number of Warrants 2018	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	0.50	603,370
23,636	$12.50	August 31, 2019	1.00	126,729
24,056	$10.00	November 30, 2019	1.25	19,767
208,211			0.64	749,866

Number of Warrants 2017	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2017	2017	2016
Weighted Average Shares Outstanding, basic	5,283,164	2,663,614	2,077,096
Weighted Average Shares Outstanding, diluted	5,283,164	2,663,614	2,077,096

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

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2018 ($)	August 31, 2017 ($)
Cash	28,906	1,040
Balance	28,906	1,040

13.	Financial Instruments and Concentration of Risks (Continued)

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

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2018 ($)	August 31, 2017 ($)
Cash	643	77
Prepaid expenses and deposits	—	—
Trade and other payables	(39,640)	(38,777)
Net liabilities denominated in US$	(38,997)	(38,700)
Net liabilities CDN dollar equivalent at period end (1)	(50,910)	(48,514)

(1)	Translated at the exchange rate in effect at August 31, 2018 $1.3055 (August 31, 2017 $1.2536)

13.	Financial Instruments and Concentration of Risks (Continued)

(i)	Currency Risk (Continued)

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

13.	Financial Instruments and Concentration of Risks (Continued)

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

The following table presents the statements of operations of 1354166 Alberta for the period set out:

August 31, 2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
5,267
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.000

15.	Discontinued Operations and Dissolution of Subsidiary (Continued)

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

On October 31, 2018, the Company, Grown Rogue Unlimited LLC (“Grown Rogue”), Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Acquisition Corp”) entered into a definitive transaction agreement (the “Definitive Agreement”) which set out the terms for the reverse take-over of the Company by Grown Rogue and the related transactions (the ‘‘Transaction”). On the closing date of the Transaction, the Company acquired the business of Grown Rogue and the funds raised by Grown Rogue Canada. Effective November 1, 2018, in preparation for the Transaction, the Company completed a consolidation (the “Consolidation”) of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share (a “Resulting Issuer Share”) and changed its name to “Grown Rogue International Inc.”. In consideration for all of the equity interests of Grown Rogue, the unitholders and warrant holders of Grown Rogue received an aggregate of 60,746,202 Resulting Issuer Shares at a deemed price of $0.44 per share and 5,446,202 Resulting Issuer Warrants with an exercise price of $0.55 per share. As part of the transaction, Grown Rogue also completed a non-brokered private placement of subscription receipts for gross proceeds of $1,646,050, with each subscription receipt being sold for $0.44.

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

Consolidated Financial Statements

Grown Rogue Unlimited, LLC

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

(Expressed in United States Dollars)

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grown Rogue Unlimited, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grown Rogue Unlimited, LLC (the “Company”) as of October 31, 2018, and 2017 and the related consolidated statements of operations, changes in members’ deficit and cash flows for the year ended October 31, 2018 an the period from October 31, 2016 through October 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position for the Company as of October 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended October 31, 2018 an the period from October 31, 2016 through October 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has suffered recurring losses from operations since inception, has an accumulated deficit, and has insufficient working capital to fund future operations each of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4 The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

Dallas, Texas

June 8, 2022

Turner, Stone & Company, L.L.P.

Accountants and Consultants

12700 Park Central Drive, Suite 1400

Dallas, Texas 75251

Telephone: 972-239-1660 / Facsimile: 972-239-1665

Toll Free: 877-853-4195

Web site: turnerstone.com

Grown Rogue Unlimited, LLC

Consolidated Statements of Financial Position as at October 31, 2018 and 2017

Expressed in United States Dollars

	2018	2017
Assets
Current Assets
Cash	$826,643	$453,199
Accounts receivable, net	252,908	31,750
Other receivable	52,843	-
Biological assets (note 6)	149,617	10,436
Inventory (note 7)	1,380,101	1,342,597
Prepaid expenses and other assets	207,582	47,940
Total Current Assets	2,869,694	1,885,922
Property and equipment (note 8)	1,575,921	989,196
Intangible Assets (note 9)	64,974	39,373
Deferred transaction costs	855,679	-
Total Assets	$5,366,268	$2,914,491
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$2,382,694	$706,667
Finance lease payable (note 10)	99,134	39,666
Convertible promissory notes (note 12)	265,277	640,065
Long-term debt (note 11)	-	502,173
Due to employee/director (note 19)	104,000	104,000
Interest payable (notes 11, 12)	470,134	154,978
Total Current Liability	3,321,239	2,147,549
Finance lease payable (note 10)	97,680	82,810
Convertible promissory notes (note 12)	1,034,099	754,517
Convertible debentures (note 13)	931,099	-
Long-term debt (note 11)	50,000	50,000
Deferred rent (note 20)	31,256	24,912
Derivative liabilities	148,500	157,000
Total liabilities	5,613,873	3,216,788
Members’ Deficit
Members’ Capital (note 14)	4,701,773	100
Subscriptions Payable (note 15)	720,516	-
Equity Component of Convertible Debentures (note 13)	132,000	-
Contributed Surplus (note 16)	2,010,489	-
Accumulated Deficit	(7,812,383)	(302,397)

Total Members’ Deficit	(247,605)	(302,297)
Total Liabilities and Members' Deficiency	$5,366,268	$2,914,491

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Managing Member of the LLC

Signed “J. Obie Strickler”, Managing Member of the LLC

Grown Rogue Unlimited, LLC

Consolidated Statements of Operations

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

	2018	2017
Revenue	$1,932,128	$156,066

Cost of Goods Sold

Unrealized gain on changes in fair value of biological assets (note 6)	(541,352)	(985,515)
Cost of goods sold (note 7)	2,886,973	151,663
Cost of goods sold (recovery to cost of sales), net of the unrealized gain on changes in fair value of biological assets	2,345,621	(833,852)

Gross profit (loss)	(413,493)	989,918

Expenses

General and administrative (note 22)	2,707,886	1,049,655
Amortization of intangible assets (note 9)	18,762	-
Amortization of property and equipment (note 8)	460,046	45,926
Accretion expense (note 12)	317,827	33,191
Unit based compensation (note 16(iii))	1,049,595	-
Total Expenses	4,554,116	1,128,772
Loss from operations	(4,967,609)	(138,854)

Interest expense	(965,285)	(163,543)
Finance charge expense (note 16)	(1,510,489)	-
Loss on derecognition of derivative liability	(57,500)	-
Loss on disposal of property and equipment	(9,103)	-

Net loss	$(7,509,986)	$(302,397)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue Unlimited, LLC

Consolidated Statements of Changes in Members’ Deficit

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

	Common units	Incentive Units	Seed Round Preferred Units	Total Members’ Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Deficit	Total Members’ Deficit
Balance - October 31, 2016	$-	$-	$-	$-	$-	$-	$-	$-	$-
Common units issued for cash (note 14)	100	-	-	100	-	-	-	-	100
Net loss	-	-	-	-	-	-	-	(302,397)	(302,397)
Balance - October 31, 2017	$100	$-	$-	$100	$-	$-	$-	$(302,397)	$(302,197)
Common units issued pursuant to conversion of notes payable (note 14)	2,152,134	-	-	2,152,134	-	-	-	-	2,152,134
Seed Round Preferred Units issued for cash (note 14)	-	-	1,300,345	1,300,345	-	-	-	-	1,300,345
Common units issued for cash (note 14)	225,000	-	-	225,000	-	-	-	-	225,000
Common units issued to service providers (note 14)	1,049,595	-	-	1,049,595	-	-	-	-	1,049,595
Unit purchase options granted (note 16)	-	-	-	-	-	-	1,510,489	-	1,510,489
Unit purchase option purchased (note 16)	-	-	-	-	-	-	500,000	-	500,000
Issuance of convertible debentures (note 13)	-	-	-	-	-	132,000	-	-	132,000
Subscription proceeds (note 15)	-	-	-	-	720,516	-	-	-	720,516
Issuance costs	-	-	(25,401)	(25,401)	-	-	-	-	(25,401)
Net loss	-	-	-	-				-	(7,509,986)
Balance - October 31, 2018	$3,426,829	$-	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$(302,397)	$(247,605)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue Unlimited, LLC

Consolidated Cash Flow Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

	2018	2017
Cash provided by (used in) Operating Activities

Net loss	$(7,509,986)	$(302,397)
Adjustments for non-cash items in net loss
Amortization of property and equipment	460,046	45,926
Amortization of intangible assets	18,762
Unrealized gain on changes in fair value of biological assets	(541,352)	(985,515)
Realized changes in fair value of biological assets in inventory sold	997,744	-
Unit-based compensation	1,049,595
Amortization of debt issuance costs	-	1,151
Accretion expense	317,827	33,191
Finance charge expense	1,510,489	-
Loss on disposal of property and equipment	9,103	-
Services settled by issuance of long-term debt	26,487	-
Loss on derecognition of derivative liability	57,500	-
Non-cash items in net loss	(3,063,785)	(1,207,644)
Changes in non-cash working capital (note 17)	1,253,428	511,136
Net cash used in operating activities	(2,350,357)	(696,508)

Investing Activities
Purchase of intangible asset	(44,363)	(39,373)
Purchase of property and equipment	(1,055,874)	(724,807)
Net cash used in investing activities	(1,100,237)	(764,180)

Financing Activities
Members’ contributions	1,525,345	-
Subscriptions receivable	720,516	-
Option proceeds	500,000	-
Proceeds from long-term debt	2,649,253	1,931,755
Repayment of long-term debt	(578,250)	(17,868)
Payment of debt issuance costs	(111,746)	-
Payment of equity issuance costs	(25,401)	-
Deferred transaction costs	(855,679)	-
Net cash provided by financing activities	3,824,038	1,913,887

Change in cash	373,444	453,199

Cash - beginning of period	453,199	-

Cash - end of period	$826,643	453,199

Supplemental cash flow disclosure Interest paid	128,042	7,414
Purchase of property and equipment on account	-	37,025
Property and equipment acquired through finance leases (note 10)	158,193	134,289
Property and equipment acquired through convertible note payable	-	139,001
Prepayment of finance lease	-	4,712
Conversion of notes payable to 1,854.4 common units of stock	1,909,134	-

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

1.	Nature of Operations

Grown Rogue Unlimited, LLC (the “Company”), was incorporated on October 31, 2016, under Oregon Revised Statutes 63 of the State of Oregon. The Company’s registered office is located at 805 SW Broadway, Suite 2400, Portland, Oregon, 97205.

The consolidated financial statements as at October 31, 2018 and 2017, and for the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017, include Grown Rogue Unlimited, LLC and its subsidiaries (collectively referred to as the “Company”). The Company’s subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; GRIP, LLC; and Grown Rogue Meds, LLC.

Grown Rogue Gardens, LLC is engaged in cannabis cultivation activities. Grown Rogue Distribution, LLC is engaged in wholesale activities; GRU Properties, LLC is engaged in real estate activities; and GRIP, LLC is engaged in intellectual property activities.

2.	Basis of Presentation

a)	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were approved and authorized for issuance by the managing member of the LLC on June 8, 2022.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

c)	Functional and Presentation Currency

The Company and its affiliates’ functional currency is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

d)	Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date control ceases. All significant inter-company balances and transactions have been eliminated upon consolidation

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

3.	Significant Accounting Policies

a)	Revenue

The Company records revenue when it has transferred the risks and rewards of ownership of the goods to the purchaser, when it has no continuing managerial involvement over the goods, when it is probable the Company will receive the consideration, and when it can reliably measure the amount of revenue and costs associated with the transaction.

b)	Inventory

Inventory is valued at the lower of cost and net realizable value. Harvested cannabis included in inventory is recognized at the fair value of the biological asset at the point of harvest. Manufactured inventory and work-in-progress includes an allocation of production overhead, which is based on normal operating capacity. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

c)	Cost of goods sold

Cost of goods sold includes the cost of finished goods inventory sold during the period, revaluations of biological assets at the point of harvest, and inventory write-downs during the period.

d)	Biological assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up-to the point of harvest. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated results of operations of the appropriate period.

e)	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

f)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

g)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to write off the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

As at October 31, 2018, the Company was in the process of completing construction of its warehouse facility in order to expand its cultivation and wholesale activities. The Company has capitalized the costs incurred to date on the construction-in-process asset, but as the assets were not available for use as intended by management as at October 31, 2018, amortization expense was not recorded.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7 - 10 years on a straight line basis
Computer and office equipment	3 - 5 years on a straight line basis
Production equipment and other	5 - 10 years on a straight line basis
Leasehold improvements	15 - 40 years on a straight line basis

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

h)	Leased Assets

Leases are classified as finance leases whenever substantially all the risks and rewards of ownership of the leased asset are transferred to the Company. Leased assets are measured initially at an amount equal to the lower of fair value and present value of minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to the asset.

Assets held under other leases, where the risks and rewards of ownership are not transferred are classified as operating leases and are not recognized on the Company’s consolidated statement of financial position.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

i)	Intangible Assets

Intangible assets are initially measured at cost. The useful life of intangible assets is assessed as either finite or indefinite. Following the initial recognition, intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. If impairment indicators are present, these assets are subject to an impairment review. Amortization is calculated using the straight-line method over the estimated useful lives of the intangible assets of two to three years.

j)	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statement of operations.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

k)	Deferred transaction costs

Deferred transaction costs represents professional fees incurred with respect to a contemplated transaction that is to be completed in a future period. The transaction costs will be recognized in profit and loss in the period in which the transaction is completed.

l)	Financial Instruments

Financial assets and liabilities within the scope of IAS 39 (Financial Instruments: Recognition and Measurement) are classified as financial assets or liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets and liabilities at initial recognition.

All of the Company’s financial instruments are initially measured at fair value, with subsequent measurements dependent upon the classification of each financial instrument.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

l)	Financial Instruments (continued)

Cash is comprised of deposits held in financial institutions and undeposited cash on hand.

Financial assets are classified as fair value through profit or loss (“FVTPL”) if the assets are considered to be held for trading or designated as such upon initial recognition.

Loans and receivables represent financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any losses from impairment. Loans and receivables is comprised of accounts receivable and other receivable.

Other financial liabilities are recognized initially on the date the Company becomes party to the contractual provisions of the financial instrument. Financial liabilities are recognized initially at fair value, including any directly attributable transaction costs. Subsequent to initial recognition, the Company measures financial liabilities at amortized cost using the effective interest rate method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled. Other financial liabilities include the Company’s accounts payable and accrued liabilities, convertible promissory notes, and long-term debt.

The effective interest method is used to calculate the amortized cost of a financial asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that is used to discount estimated future cash receipts or payments over the expected life of the financial asset or liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Compound financial instruments issued by the Company comprise convertible promissory notes that are convertible to share capital at either the option of the holder or upon consummation of a qualifying go-public transaction. The number of shares to be issued will depend on the conversion price, which will be agreed to by the Company and the purchaser of the note. The liability component of a compound financial instrument would be recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component would be recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument would not be re-measured subsequent to initial recognition.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

l)	Financial Instruments (continued)

The Company’s financial assets and financial liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement
Cash	FVTPL	FVTPL
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Loans and receivables	Amortized cost
Long term debt	Other financial liabilities	Amortized cost
Convertible promissory notes	Other financial liabilities	Amortized cost
Finance lease payable	Other financial liabilities	Amortized cost
Due to employee/ director	Other financial liabilities	Amortized cost
Interest payable	Other financial liabilities	Amortized cost
Convertible debentures	Other financial liabilities	Amortized cost

m)	Impairment of Financial Assets

An impairment loss in respect of a financial asset measured at amortized cost, such as accounts receivable and other receivable, is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the corresponding asset.

n)	Unit Based Compensation

Unit Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

n)	Unit Based Compensation (continued)

Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black-Scholes option pricing model.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options, if any, is reflected as additional dilution in the computation of loss per unit.

Unit Issuance Costs

Costs incurred in connection with the issuance of members’ equity are netted against the proceeds received net of tax. Costs related to the issuance of members’ equity and incurred prior to issuance are recorded as deferred members’ equity issuance costs and subsequently netted against proceeds when they are received.

o)	Members’ Capital

Members’ capital consists of common units, incentive units and seed round preferred units which are classified as equity on the statements of financial position. Incremental costs attributable directly to the issuance of member’s capital are recognized as deduction from equity, net of any tax effects.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

p)	Income Taxes

No provision for federal or state income taxes is included in the Company’s consolidated financial statements because the tax effects of the Company’s income or loss for the period from inception to December 31, 2017 are passed on to the Members. Effective January 1, 2018, Grown Rogue Gardens, LLC and Grown Rogue Distribution, LLC elected to be taxed as corporations. As such, these two entities will follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amount of assets and liabilities on the statement of financial position and their corresponding tax value, using the substantively enacted tax rates expected to apply when these temporary differences are reversed. Deferred income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized. Income tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity.

Deferred tax liabilities are recognized for all temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

q)	Future Accounting Pronouncements

IFRS 9 Financial Instruments (“IFRS 9”) was issued in final form in July 2014 by the IASB, which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is currently evaluating the impact adopting IFRS 9 will have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014 and will replace IAS 18 Revenue, IAS 11 Construction contracts, and IFRIC 13 Customer loyalty programmes. IFRS 15 uses a control-based approach to recognize revenue, which represents a change from the risk and reward approach used under the current standard, and it applies to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts, and financial instruments. Companies can elect to use either a full or modified retrospective approach when adopting the standard, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact adopting IFRS 15 will have on its consolidated financial statements.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

q)	Future Accounting Pronouncements (continued)

IFRS 16 Leases (“Leases”) was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. IFRS 16 now requires lessees to recognize a right of use asset and lease liability reflecting future lease payments for virtually all lease contracts. The right of use asset is treated similarly to other non-financial assets and depreciated accordingly. The lease liability accrues interest. The IASB has included an optional exemption for certain short term leases and leases of low value assets; however, this exemption can only be applied by lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the identified asset’s use and obtain substantially all the economic benefits from that use. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company is currently evaluating the impact adopting IFRS 16 will have on its consolidated financial statements.

4.	Liquidity, Capital Resources and Going Concern

The Company has incurred significant losses and has deficiencies in both working capital and total capital. The Company’s management continues to finance its cash needs through promissory and convertible promissory notes, and the issuance of membership units. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. If management is unsuccessful in its efforts to generate profitable operations and/or continue to receive financial support, the Company may not be able to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and a return to successful operations and cash flows as well as the potential issuance of equity interests. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

5.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option issued.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

6.	Biological Assets

Biological assets consists of cannabis seeds and cannabis plants. The reconciliation of changes in the carrying amount of biological assets as at October 31, 2018 and October 31, 2017 follows:

Balance - October 31, 2016	$-
Add: Purchase of cannabis seeds	3,200
Add: Purchased mothers & clones	753
Add: Purchased cannabis plants	363,565
Change in fair value less costs to sell due to biological transformation	985,515
Transferred to inventory upon harvest	(1,342,597)

Balance - October 31, 2017	10,436
Add: Purchase of cannabis seeds	-
Add: Purchased mothers & clones	-
Add: Purchased cannabis plants	521,949
Change in fair value less costs to sell due to biological transformation	541,352
Transferred to inventory upon harvest	(924,120)

Balance - October 31, 2018	$149,617

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

●	Expected costs required to grow the cannabis up to the point of harvest

●	Expected costs associated with harvesting and selling

●	Expected yield from the cannabis plants and selling price.

The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 assets in the fair value hierarchy.

7.	Inventory

As at October 31, 2018, the Company’s inventory consists of 1,606 kg (October 31, 2017 - 609 kg) of harvested cannabis.

Balance - October 31, 2017	$1,342,597

Balance - October 31, 2018	$1,380,101

The cost of inventories included as an expense and included in cost of goods sold, excluding amortization expense was $2,886,973 (2017 - $151,663).

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

8.	Property and Equipment

	Furniture and Fixtures	Computer and Office Equipment	Production Equipment and Other	Construction in Progress - Warehouse	Leasehold Improvements	Total
Cost
Balance - October 31, 2016	$-	$-	$-	$-	$-	$-
Additions	750	2,230	169,403	536,008	326,731	1,035,122
Balance - October 31, 2017	$750	$2,230	$169,403	$536,008	$326,731	$1,035,122

Additions	-	73,653	199,827	772,746	9,648	1,055,874
Disposals	-	-	(12,115)	-	-	(12,115)
Transfers	(750)	-	-	(730,596)	731,346	-
Balance - October 31, 2018	$-	$75,883	$357,115	$578,158	$1,067,725	$2,078,881

Accumulated amortization
Balance - October 31, 2016	$-	$-	$-	$-	$-	$-
Amortization for the year	6	145	13,133	-	32,642	45,926
Balance - October 31, 2017	$6	$145	$13,133	$-	$32,642	$45,926

Transfers	(6)	-	-	-	6	-
Amortization for the year	-	1,762	61,036	-	397,248	460,046
Disposals	-	-	(3,012)	-	-	(3,012)
Balance - October 31, 2018	$-	1,907	71,157	-	429,896	502,960

Net Book Value
As at October 31, 2017	$744	2,085	156,270	536,008	294,089	989,196
As at October 31, 2018	$-	73,976	285,958	578,158	637,829	1,575,921

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

9.	Intangible Assets

The Company’s intangible asset included amounts charged to develop the Company’s website and brand positioning. The Company determined the useful lives of the assets to be 2 and 3 years, respectively. Amortization is calculated on a straight-line basis over the respective useful lives.

	Website	Branding	Total
Cost
Balance - October 31, 2016	$-	$-	$-
Additions	29,405	9,968	39,373
Balance - October 31, 2017	29,405	9,968	39,373
Additions	41,971	2,392	44,363
Balance - October 31, 2018	$71,376	$12,360	$83,736

Accumulated Amortization
Balance - October 31, 2016	$-	$-	$-
Additions	-	-	-
Balance - October 31, 2017	-	-	-
Amortization for the period	15,862	2,900	18,762
Balance - October 31, 2018	$15,862	$2,900	$18,762

Net Book Value
As at October 31, 2017	$29,405	$9,968	$39,373
As at October 31, 2018	$55,514	$9,460	$64,974

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

10.	Finance lease liabilities

i)	Effective July 11, 2017, and as amended on July 28, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $134,289 over a thirty-six month period for monthly payments of $4,778. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

ii)	Effective November 8, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $158,193 over a thirty-six month period for monthly payments of $5,630. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

As at October 31, 2018, the related lease liabilities are payable as follows:

	Future minimum lease payments	Interest	Total
Less than one year	$99,134	$25,762	$124,896
Between one and five years	97,680	8,080	105,760
	$196,814	$33,842	$230,656

As at October 31, 2018, the net book value of the growing equipment under finance lease is $218,275.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

11.	Long-term Debt

Transactions related to the Company’s unsecured promissory notes during the year ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2017	$552,173	$552,173	$14,860

Amortization of deferred financing costs	642	642	-
Settled in exchange for convertible promissory note (note 12(iii))	(500,000)	(500,000)	(10,416)
Interest expense on long-term debt	-	-	6,000
Debt repayments	(2,815)	(2,815)	-

Balance - October 31, 2018	50,000	50,000	10,444

Less: current portion	-	-	10,444

Balance - October 31, 2018 net of current portion	$50,000	$50,000	$-

Transactions related to the Company’s unsecured promissory notes during the period from October 31, 2016 to October 31, 2017, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2016	$-	$-	$-
12% - February 1, 2017 (i)	50,000	50,000	4,444
25% - October 1, 2017 (ii)	500,000	500,000	10,416
Other	2,815	2,815	-
	552,815	552,815	14,860
Deferred financing costs	(1,170)	(1,170)	-
Amortization of deferred financing costs	528	528	-
Interest expense on long-term debt	-	-	14,860

Balance - October 31, 2017	552,173	552,173	14,860

Less: current portion	502,173	502,173	14,860

Balance - October 31, 2017, net of current portion	$50,000	$50,000	$-

i)	On February 1, 2017: Principal of $50,000 with simple interest accrued at a rate of 12% per annum. Interest only payments due on the following: (i) $6,000 on each of July 1, 2018 and July 1, 2019 and interest and principal payment, $56,000 due on July 1, 2020. As at October 31, 2018, accrued interest of $10,444 (2017 - $4,444) was incurred.

ii)	On October 1, 2017: Principal of $500,000 with simple interest accrued at a rate of 25% per annum. During the year ended October 31, 2018, this Company formalized this debt by way of a convertible promissory note (see note 12(iii)). As at October 31, 2018, accrued interest of $Nil (2017 - $10,416) was incurred.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes

Transactions related to the Company’s convertible promissory notes during the year ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2017	$1,518,391	$1,394,582	$140,118

50% - November 7, 2017 (i)	300,000	300,000	-
50% - November 14, 2017 (ii)	190,000	190,000	-
50% - November 14, 2017 (ii)	125,000	125,000	-
50% - November 14, 2017 (ii)	90,000	90,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	70,000	70,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
25% - December 15, 2017 (iii)	1,000,000	1,000,000	-
12.5% - August 1, 2018 (vii)	57,500	57,500	-
	3,425,891	3,302,082	140,118

Deferred financing costs	(55,008)	(55,008)	-
Amortization of deferred financing costs	52,286	52,286	-
Interest expense on long-term debt	-	-	822,165
Fair value of conversion option	-	(298,000)	-
Interest accretion	-	284,042	-
Exchanged	(50,000)	(50,000)	(7,500)
Repaid	(492,223)	(492,223)	(205,678)
Converted to common units	(1,537,775)	(1,443,803)	(294,330)

Balance - October 31, 2018	1,343,171	1,299,376	454,775

Less: current portion	265,277	265,277	454,775

Balance - net of current portion	$1,077,894	$1,034,099	$-

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

Transactions related to the Company’s convertible promissory notes during the period from October 31, 2016 to October 31, 2017, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2016	$-	$-	$-

15% - February 1, 2017 (iv)	100,000	100,000	11,209
15% - February 1, 2017 (v)	100,000	100,000	11,209
25% - June 1, 2017 (vi)	637,775	637,775	65,816
50% - July 26, 2017 (vii)	100,000	100,000	13,185
50% - July 26, 2017 (viii)	100,000	100,000	13,185
50% - July 26, 2017 (ix)	100,000	100,000	13,185
50% - October 1, 2017 (x)	250,000	250,000	10,274
50% - October 20, 2017 (xi)	100,000	100,000	1,507
50% - October 23, 2017 (xii)	50,000	50,000	548
	1,537,775	1,537,775	140,118

Deferred financing costs	(20,008)	(20,008)	-
Amortization of deferred financing costs	624	624	-
Interest expense on long-term debt	-	-	140,118
Fair value of conversion option	-	(157,000)	-
Interest accretion	-	33,191	-

Balance - October 31, 2017	1,518,391	1,394,582	140,118

Less: current portion	640,065	640,065	140,118

Balance - net of current portion	$878,326	$754,517	$-

During the year ended October 31, 2018, the Company issued the following unsecured convertible promissory notes:

i)	Effective November 7, 2017, the Company entered into an agreement with the Company’s Marketing Consultant (the “Consultant”) whereby the Consultant purchased a convertible promissory note for the total principal of $300,000 with simple interest accrued at a rate of 50%. Accrued interest shall be paid in monthly installments of $12,500 until maturity. A balloon interest payment of $15,000 was due to the Consultant on day 180 and has been accrued as of July 31, 2018. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. The note does not have a prepayment option under the agreement, unless agreed to in writing by the purchaser.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

i)	(continued)

At any time prior to the maturity of the agreement, the Consultant has the right to convert all (but not less than all) of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common units of the Company at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $15,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $18,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principal of $300,000 was converted into 285.70 common units of the Company as described in note 14(xvi).

ii)	Effective November 14, 2017, the Company entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrue simple interest as follows:

a)	Interest will accrue on the outstanding principal at an annual rate of 50% calculated on the basis of a year of 365 days.

b)	Should the Purchasers extend the maturity date due to a public event prior to the end of the period, the Purchaser has the right to extend the Maturity date by up to 3 months after the consummation of the public event at an annual rate of 0% following the initial period.

c)	Should purchasers extend the Maturity Date by 6 months on all but not less than all of the then-outstanding principal; provided, however the Company shall pay Holder all principal not so extended, and all accrued but unpaid interest at the end of the initial period at an annual rate of 30% calculated on the basis of a year of 365 days.

d)	Should the Purchaser extend the maturity date of this note by 18 months on not less than $10,000 of the then-outstanding principal and unpaid interest accrued under the Note at the end of the initial period; provided, however the Company shall pay Purchaser all principal and/or interest for which the maturity date is not so extended at an annual rate of 20% calculated on the basis of a year of 365 days.

The notes, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) the date on which the initial period ends (the Maturity Date) unless the Maturity Date is extended by Purchaser by 3, 6, or 18 months after the Public Event. The notes may not be prepaid, in whole or in part, prior to the Maturity Date without the prior written consent of a majority in interest of a Purchaser.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

ii)	(continued)

If at any time prior to the maturity of the notes and qualified equity financing occurs, the Purchaser has the right to convert not less than $10,000 of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of the Company at a price per unit equal to the applicable conversion price. If the Purchaser has extended the maturity date and the qualified equity financing occurs during the 18 months following the initial period, the Purchaser shall have the obligation to convert all of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non- assessable common membership until of the Company at a price per unit equal to the applicable conversion price. The conversion price represents the following:

a)	In the event of a qualified equity financing, the lower of (i) the valuation cap divided by issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of New Units issued in such qualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

b)	In the event of a public event the lower of (i) the valuation cap divided by the issued and outstanding share count immediately prior to the public event, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such Public Event; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the Initial Period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion Price under this paragraph (b) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

c)	In the event of a change of control transaction, the lower of (i) the valuation cap divided by the change of control issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid by the purchaser(s) in such change of control transaction; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (c) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); provided, further, that if a transaction or event can be characterized both as a public event and as a change of control transaction, the conversion price shall be established as if such transaction or event were a change of control transaction; or

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

ii)	(continued)

d)	In the event of a nonqualified equity financing, the lower of (i) the valuation cap divided by Issued and outstanding share count immediately prior to the nonqualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such nonqualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above). During the year ended October 31, 2018, the Company made aggregate principal repayments of $275,000. As at October 31, 2018, accrued interest of $127,915 remained unpaid.

iii)	Effective December 15, 2017, the Company entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%, payable as follows:

a)	As at October 31, 2018 interest accrued to $105,556 on the sum of $500,000, of debt previously held by the holder.

b)	Interest shall accrue from the effective date of the note on the total sum of $1,000,000 and paid in monthly installments of $20,833.33 to the holder beginning on January 15, 2018. As at October 31, 2018 none of the monthly instalments had been paid.

c)	A one-time additional interest payment equal to 5% of the unpaid principal balance payable concurrent with the 12th scheduled monthly installment payment is otherwise due. In the event the holder completed a full or partial conversion within 12 months of the effective date, the one-time interest payment shall be pro-rated as at the date of the full or partial conversion.

The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. Within the first 24 months from the effective date of the note, no prepayment will occur, except for payments of accrued interest or other payments as outlined above.

At any time prior to the 24 month anniversary of the effective date of the note, the holder has the right to fully or partially convert the outstanding principal and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of the Company at a price per unit equal to the applicable conversion price. The Conversion price represents an amount equal to the applicable conversion valuation divided by the number of issued and outstanding units of the Company at the time of conversion calculated immediately before the closing of a qualified equity financing event if the conversion is in conjunction with a qualified equity financing event.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

iii)	(continued)

If the Company consummates a going public event within the 12 months anniversary date of the note, the holder has the right to fully or partially convert the total principal outstanding at a price per unit equal to the applicable conversion price by providing written notice to the Company of its election to convert within 7 days after receipt from the Company of the financing notice. If the holder so converts, the Company will offer the holder a position as a strategic advisor to the Company for a 12 month term, which commences on the date of conversion. The holder will receive gross monthly compensation equal to $10,000 if the holder fully converts or a portion of the $10,000 equal to the ratio of the amount converted.

The conversion valuation represents the following a) $20,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $40,000,000 if the holder converts the note after 12 months of the effective date of the note, but before 24 months of the effective date of the note. As at October 31, 2018, accrued interest of $248,958 was incurred.

During the period ended October 31, 2017, the Company issued the following unsecured convertible promissory notes:

iv)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event the Company completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of the Company. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 (2017 - $11,209) was incurred. The fair value of the conversion option was estimated as $Nil.

v)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event the Company completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of the Company. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $22,438 (2017 - $11,209) was incurred. The fair value of the conversion option was estimated as $Nil. On June 15, 2018, the principal of $100,000 and unpaid interest of $20,465 were converted into 115 uncertified common units of the Company as described in note 14(xviii).

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

vi)	Effective June 1, 2017: the Company entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased a convertible non- negotiable promissory note for total principal of $637,775 with simple interest calculated at a rate of 25% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $30,000 was due to the Holder on June 1, 2018. On June 1, 2018, the principal of $637,775 and unpaid interest of $146,157 (which included the $30,000 balloon interest payment) were converted into 922.70 common units of the Company as described in note 14(xv).

In the event the Company completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of the Company at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction. At any time prior to the maturity of the agreement, the Holder has the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of the Company.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 12 months of the effective date of the note, but prior to the note’s maturity. As at October 31, 2017, accrued interest of $65,816 was incurred.

The fair value of the conversion option was estimated as $54,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.68%
Expected life	2.6 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

vii)	Effective July 26, 2017, the Company through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of the Company at a price per unit agreed upon by the Company and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. In addition, $25,000 of accrued and unpaid interest was converted into common units of the Company as described in note 14(xii). On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note has a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. As at October 31, 2018, accrued interest of $1,197 (2017 - $13,185) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

viii)	Effective July 26, 2017, the Company through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of the Company at a price per unit agreed upon by the Company and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. As at October 31, 2017, accrued interest of $13,185 was incurred. On January 31, 2018, the principal of $100,000 and unpaid interest of $25,000 were converted into 89.8 common units of the Company as described in note 14(x)(iii).

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

ix)	Effective July 26, 2017: Principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note becomes due and payable on the earlier of a) February 1, 2018 unless extended for another 6 months at the holder’s option and b) the occurrence of a change of control of the Company. At the maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest balance into other convertible notes then being offered or b) extend the original term of the note for an additional 6-month period. If the holder extends the term an additional 6-months the rate of simple interest will change to 30% per annum. As at October 31, 2017, accrued interest of $13,185 was incurred. Effective January 31, 2018, the principal and unpaid interest of $25,000 were converted into 74.8 common units of the Company (note 14(ix)).

The fair value of the conversion option was estimated as $15,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.15%
Expected life	0.25 years
Expected volatility	60%
Share price	$612
Conversion price at time of conversion	$612

x)	Effective October 1, 2017: the Company entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased two convertible non-negotiable promissory note for total principal of $250,000 with simple interest calculated at a rate of 50% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $15,000 is due to the Holder on day 180. The note does not have a prepayment option under the agreement, unless agreed to in writing by the Holder. Effective March 31, 2018, the principal and unpaid interest of $46,250 were converted into 332.4 common units of the Company (note 14(xiv)).

At any time prior to the maturity of the agreement, the Holder had the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of the Company at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

x)	(continued)

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. As at October 31, 2017, accrued interest of $10,274 was incurred.

The fair value of the conversion option was estimated as $8,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.41%
Expected life	0.92 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

xi)	Effective October 20, 2017, Principal of $100,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of the Company. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by the Company or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As of the maturity date, October 20, 2017, the maturity date was extended by 6 months and fully matured on April 20, 2018. On April 20, 2018, the maturity was extended by 6 months to October 20, 2018 with interest accrued at a rate of 30% during the extension period. The maturity date was then extended further to November 8, 2018. As at October 31, 2018, accrued interest of $40,000 (2017 - $1,507) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.47 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

xii)	On October 23, 2017, Principal of $50,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of the Company. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by the Company or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As at October 31, 2017, accrued interest of $548 was incurred. On January 26, 2018, the holder converted the original principal amount and accrued and unpaid interest of $6,458 into 34 uncertified common units of the Company (note 14(viii)).

The fair value of the conversion option was estimated as $11,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.48 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

13.	Convertible Debentures

Transactions related to the Company’s convertible debentures during the year ended October 31, 2018, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2016 and 2017	$-	$-	$-

Issued during the year	1,141,060	1,141,060	7,758
Fair value of conversion option	-	(132,000)	-
Interest accretion	-	33,785	-

Less: issuance costs	(111,746)	(111,746)	-

Balance - October 31, 2018	1,029,314	931,099	7,758

Less: current portion	-	-	7,758

Balance - net of current portion	$1,029,314	$931,099	$-

(i)	During the year ended October 31, 2018, the Company issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures will be secured by a general security agreement granting a security interest in all of the Company’s property and assets. The debentures can be converted by the holder into common units of the company at a conversion price of CAD$0.44 per Unit. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per Unit. In connection with the issuance of the convertible debentures, the Company incurred issuance costs of $111,746.

The Company has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$1,009,060
Conversion option	132,000
Total	$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

14.	Members’ Capital

The Company is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities for the periods ended October 31, 2018 and October 31, 2017:

			Number of
			Seed
	Number of	Number of	Round
	Common	Incentive	Preferred	Member’s
	Units	Units	Units	Capital
Balance, October 31, 2016 (date of inception)	-	-	-	$-
Issued for cash proceeds (i)	7,000	-	-	100
Balance, October 31, 2017	7,000	-	-	100
Issued pursuant to conversion of promissory notes	1,854	-	-	2,152,134
Issued for cash proceeds	191	-	733	1,525,345
Issued as employee compensation (ii)	-	300	-	-
Issued to service providers	1,500	-	-	1,049,595
Issuance costs	-	-	-	(25,401)
Balance, October 31, 2018	10,545	300	733	$4,701,773

i)	During the period ended October 31, 2017, the Company issued 7,000 common units to the Company’s CEO and President for proceeds of $100.

ii)	On November 27, 2017, the Company issued 300 Incentive Units to an employee of the Company.

iii)	Effective December 11, 2017, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 253 Units for total proceeds of $448,581. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

iv)	Effective December 11, 2017, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

14.	Members’ Capital (continued)

v)	Effective December 11, 2017, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 139 Units for a total purchase price of $246,454. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

vi)	Effective December 15, 2017, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 3 Units for a total purchase price of $5,319. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

vii)	Effective January 5, 2018, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 170 Units for a total purchase price of $301,418. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

viii)	Effective January 26, 2018, the holder of a convertible promissory note converted the original principal amount of $50,000 and all accrued and unpaid interest of $6,458 into 34 uncertified common units of the Company.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

14.	Members’ Capital (continued)

ix)	Effective January 31, 2018, the holder of a note payable assigned 100% principal and accrued and unpaid interest to a limited liability company (the "Entity"), which is wholly owned by the holder. Through the execution of the assignment agreement, the terms within, the Entity converted the original principal amount of $100,000 and all accrued and unpaid interest of $25,000 into 74.8 uncertified common units of the Company.

x)	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

(i)	Received a return of principal of $50,000 from one of the convertible promissory notes.

(ii)	Extended the maturity date of the continuing convertible promissory note for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

(iii)	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the Company.

xi)	Effective February 9, 2018, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 750 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

14.	Members’ Capital (continued)

xii)	Effective February 9, 2018, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 750 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

xiii)	Effective March 1, 2018, the Company issued 750 common units to the Company’s CFO/general counsel and 750 common units to the Company’s marketing consultant. The fair value of these units was estimated to be $1,049,595 and has been expensed as unit-based compensation expense.

xiv)	Effective March 31, 2018, the holder of a convertible promissory note converted the original principal amount of $250,000 and all accrued and unpaid interest of $46,250 into 332.4 uncertified common units of the Company.

xv)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $637,775 and all accrued and unpaid interest of $146,157 into 922.70 uncertified common units of the Company.

xvi)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $300,000 into 285.70 uncertified common units of the Company.

xvii)	Between June 13, 2018 and June 15, 2018, the Company issued 190.8 common units of the Company for proceeds of $225,000.

xviii)	Effective June 15, 2018, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $20,465 into 115 uncertified common units of the Company.

15.	Subscriptions Payable

During the year ended October 31, 2018, the Company received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts. Each Subscription Receipt includes one common unit of the Company, and one purchase warrant of the Company. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of the Company at a price of CAD$0.55 per common unit for a period of two years from the time the Company completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. As of the date of these financial statements, the common units and purchase warrants had not been issued by the Company.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

16.	Unit Purchase Options

i)	During the year ended October 31, 2018, the Company granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. In November of 2018, this option was cancelled.

The fair value of the option of $871,230 has been expensed as a finance charge expense and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.710%
Expected life	5.5 months
Expected volatility	99	%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the year ended October 31, 2018, the Company received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term the Company does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that the Company has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period the Company closes a Qualified Offering.

iii)	During the year ended October 31, 2018, the Company granted an option to purchase 2,000,000 common units of the Company for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed.

The fair value of the option of $639,259 has been expensed as a finance charge expense and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

17.	Changes in Non-cash Working Capital

The changes to the Company’s non-cash working capital for the periods ended October 31, 2018 and 2017 are as follows:

	2018	2017
Accounts receivable	$(221,158)	$(31,750)
Other receivable	(52,843)	-
Inventory and biological assets	(633,077)	(367,518)
Prepaid expenses and other assets	(136,129)	(43,228)
Accounts payable and accrued liabilities	1,676,027	669,742
Due to employee/ director	-	104,000
Interest payable	614,264	154,978
Deferred rent	6,344	24,912
Non-cash working capital	$1,253,428	$511,136

During the year ended October 31, 2018, the realized change in fair value of biological assets included in costs of inventory sold was $997,744 (period ended October 31, 2017 – $Nil).

18.	Income Taxes

(i)	Income Tax Expense

The following table reconciles income taxes calculated at combined United States federal/state tax rates with the income tax recovery in the consolidated financial statements:

		2018
Income (loss) before income taxes		$(7,509,986)

Expected income tax recovery	27.60%	(2,072,756)
Loss (income) related to entities taxed as partnerships	(21.95)%	1,648,189
Temporary differences related to inventory valuation	0.32%	(24,262)
Non-deductible expenses	(0.39)%	29,378
Temporary differences related to cost of goods sold	(3.27)%	245,410
Unrealized gain on biological assets	1.99%	(149,413)
Losses and other deductions for which no benefit has been recognized	(4.30)%	323,454
Income tax expense	-	$-

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

18.	Income Taxes (continued)

(ii)	Deferred Taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

	2018	2017
Deferred Tax Assets
Start-up costs	$200,231	$-
Inventory	48,498	-
Biological asset fair value adjustment	(149,955)	-
Net operating loss carry-forwards	335,701	-
Allowance for doubtful accounts	29,485	-
Deferred Tax Assets, gross	463,960	-

Deferred taxes not recognized	(463,960)	-
Net deferred tax assets	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and have been offset against deferred income tax liabilities.

As the Company operates in the cannabis industry, it is subject to the limits of United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under United States Internal Revenue Code Section 280E.

Federal and Oregon tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the United States Internal Revenue Code Section 382. The Company does not believe that a change in ownership, as defined by United States Internal Revenue Code Section 382, has occurred but a formal study has not been completed.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

19.	Related Party Transactions

During the period ended October 31, 2018, the Company incurred the following related party transactions:

i)	Through its wholly owned subsidiary, GRU Properties, LLC leased 41.92 acres of real property located in Trail, Oregon owned by the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $65,000 was included in facility expense for the year ended October 31, 2018 (2017 - $50,000). The Company had $5,500 (October 31, 2017 - $45,000) owing in accounts payable and accrued liabilities at October 31, 2018.

ii)	The Company incurred employee/director fees of $48,000 (2017 - $14,000) with an individual related to the Company’s President and CEO. At October 31, 2018, due to employee/ director includes $14,000 (October 31, 2017 - $14,000) and accounts payable and accrued liabilities includes $12,000 (October 31, 2017 - $14,000) payable to this individual.

iii)	The Company incurred fees related to marketing and promotion services of $239,568 (2017 - $89,504) from two companies owned by the Company’s Chief Strategy Officer (“CSO”). At October 31, 2018, accounts payable and accrued liabilities includes $25,054 (October 31, 2017 - $4,362) payable to these companies.

iv)	The Company incurred fees related to computer services of $Nil (2017 - $9,060) from a company owned by an individual related to the Company’s President and CEO. As at October 31, 2018, accounts payable and accrued liabilities includes $Nil (October 31, 2017 - $Nil) payable to this company.

v)	Key management personnel consists of the President and CEO; Executive Vice President, CFO/General Counsel; and the CSO. The compensation paid or payable to key management for services for the periods ended October 31, 2018 and 2017 is as follows:

	2018	2017
Salaries and consulting fees	$533,568	$235,504
Unit-based compensation	$1,049,565	$-

Accounts payable and accrued liabilities at October 31, 2018 includes $218,690 (October 31, 2017 - $258,238) and due to employee/ directors includes $90,000 (October 31, 2017 - $90,000) payable to these parties.

Additional related party transactions are disclosed in notes 12(vi) and 12(x)

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

20.	Financial Instruments

i)	Market Risk

a)	Currency Risk

As at October 31, 2018, no financial assets and liabilities were denominated in a foreign currency.

b)	Interest Rate Risk

At October 31, 2018 and 2017, the Company’s exposure to interest rate risk relates to long- term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

c)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $1,079,551 (October 31, 2017 - $484,949) as at October 31, 2018. The allowance for doubtful accounts at October 31, 2018 is $106,443 (October 31, 2017 - $Nil)

As at October 31, 2018 and 2017, the Company’s trade accounts receivable were aged as follows:

	2018	2017
Current	$131,558	$10,400
1-30 days	112,420	9,700
31 days-older	8,930	11,650
	-	-
	$252,908	$31,750

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

20.	Financial Instruments (continued)

i)	Market Risk (continued)

d)	Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2018, the Company has current assets of $2,869,694 (2017 - $2,914,491) and current liabilities of $3,321,239 (2017 - $2,147,549), which resulted in a working capital deficit of $451,545 (2017 - working capital of $766,942).

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2 - 3
Accounts payable and accrued liabilities	$2,382,694	$-
Convertible promissory notes	265,277	1,034,099
Long-term debt	-	50,000
Convertible debentures	-	931,099
Due to employee/officer	104,000	-
Interest payable	470,134	-
Deferred rent	-	31,256
Finance lease	99,134	97,680
Financial Instruments	$3,321,239	$2,144,134

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

20.	Financial Instruments (continued)

i)	Market Risk (continued)

e)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

f)	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and non-financial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the year ended October 31, 2018 there were no transfers of amounts between levels.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

21.	Segmented information

The Company’s only operating segment is the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenue were generated in the United States during the periods ended October 31, 2018 and 2017. As such, amounts disclosed in the consolidated financial statements also represent the single operating and geographical reporting segment.

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended October 31, 2018, one major customer accounted for 16% of revenues (2017 – three major customers accounted for 33% of annual revenues).

22.	General and Administrative Expenses

General and administrative expenses for the periods ended October 31, 2018 and 2017 are as follows:

	2018	2017
Legal and professional	$898,599	$525,810
Salaries and benefits	791,518	200,274
Supplies	11,748	-
Facility expense	215,922	123,703
Marketing and promotion	302,401	90,673
Travel	159,848	43,611
Office expense	36,535	30,845
Utilities	49,952	-
Business license and fees	35,904	19,362
Repairs and maintenance	4,243	-
Consultants	-	9,088
Commissions	-	4,133
Research and development	5,233	-
Insurance	9,194	-
Bank fees	17,270	2,156
Bad debt	113,028	-
Miscellaneous	56,491	-
General and administrative expenses	$2,707,886	$1,049,655

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

23.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

(ii)	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

(iii)	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

24.	Definitive Transaction Agreement

On October 31, 2018, the Company, Novicius Corp. (“Novicius”), Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. entered into a definitive transaction agreement which set out the terms for the reverse take-over of Novicius by the Company and the related transactions (the “Transaction”). On the closing date of the Transaction, Novicius acquired the business of the Company and the funds raised by Grown Rogue Canada. Effective November 1, 2018, in preparation for the Transaction, Novicius completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share (a “Resulting issuer Share”) and changed its name to “Grown Rogue International Inc.”. In consideration for all of the equity interests of the Company, the unitholders and warrant holders of the Company received an aggregate of 60,746,202 resulting Issuer Shares at a deemed price of $0.44 per share and 5,446,202 Resulting Issuer Warrants with an exercise price of $0.55 per share. The transaction closed on November 15, 2018.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

25.	Commitments

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount
2019	$259,384
2020	227,772
2021	20,600

b)	During the year ended October 31, 2018, the Company entered into a technology license agreement pursuant to which, the Company was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of the Company. As of the date if these financial statements, the common units had yet to be issued.

26.	Subsequent Events

Subsequent to the year ended October 31, 2018:

a)	During the year ended October 31, 2019, the Company issued a total of 1,035,500 common shares with an aggregate fair value of $255,360 to certain directors, officers, and consultants of the Company as compensation for services provided to the Company. Insiders of the Company received an aggregate of 1,015,000 common shares. The Company also issued 650,000 options to service providers, each exercisable to acquire one common share at a price of $0.44 per share. Of the issued options, 150,000 were exercisable until November 30, 2021, and 500,000 were exercisable until January 1, 2022. No options were exercised, and none were forfeited or expired.

During the year ended October 31, 2020, the Company issued a total of 3,209,386 shares with an aggregate fair value of $240,340 to service providers, directors, and employees of the Company. The Company also issued 3,575,000 options to acquire one common share at an exercise price of $0.15, exercisable for a period of four years from the grant dates. Officers of the Company received 2,250,000 options. No options were exercised, and 505,000 options were forfeited or expired.

During the year ended October 31, 2021, the Company issued a total of 534,294 shares with an aggregate fair value of $95,294 to service providers, directors, and employees of the Company. The Company also issued 3,085,000 options to acquire one common share at a weighted average exercise price of $0.20 per share, exercisable for a period of four years from the grant dates. Officers of the Company received 500,000 options. No options were exercised, and 1,040,000 options were forfeited or expired.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

26.	Subsequent events (continued)

During the three months ended January 31, 2022, the Company issued a total of 311,835 shares with an aggregate fair value of $46,031 to service providers, directors, and employees of the Company. The Company also issued 195,000 options to acquire one common share at an exercise price of $0.15, exercisable for a period of four years from the grant dates. No options were exercised, and 500,000 options were forfeited or expired.

From February 1, 2022, through June 8, 2022, the Company issued a total of 217,500 shares with an aggregate fair value of $13,765 to service providers, directors, and employees of the Company. The Company also issued 485,000 options exercisable to acquire one common share at an exercise price of $0.15 per share, exercisable for a period of four years from the grant dates. No options were exercised, and 300,000 options were forfeited or expired.

b)	During the year ended October 31, 2019, the Company repaid $265,277 and converted the face value of $1,100,000 of convertible promissory notes into common units of the Company, which, in connection with the Definitive Transaction Agreement disclosed at Note 24, were converted into 5,465,877 common shares.

c)	In February 2020, the Company, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the nine months ended July 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), majority-owned by the CEO, signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy has already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate its option exercise to obtain a 60% interest in Golden Harvests. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy, which, when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in the Option Agreement. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and is prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expects to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021, and until we exercise the option to acquire 87% of Canopy, it will be consolidated with a 100% non-controlling interest.

The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,182 and cash payments and cash payable of $849,537. Of the total consideration, $485,000 in cash and 825,000 common shares with an aggregate fair value of $122,376 have been paid, and cash of $360,000 and 200,000 common shares with an aggregate fair value of $35,806 remain payable at the date of these financial statements.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

26.	Subsequent events (continued)

d)	On February 10, 2020, the Company agreed to a non-brokered private placement offering of units (the “Units”), with each Unit comprising one common share of the Company and one common share purchase warrant (the “Warrants”) in exchange for CAD$1,500,000 ($1,084,335). Each warrant entitles the holder to purchase one common share of the Company at a price equal to a 25% premium to the Unit price for a period of 24 months. The Units were issued at CAD$0.10 per Unit. The Company has the right to accelerate the expiry of the warrants to thirty days following written notice to the holder if the common shares of the Company close at or above CAD$0.25 per share for a period of ten consecutive trading days on the Canadian Securities Exchange. As of the date of these financial statements, the Company had issued 15,000,000 Units for gross proceeds of CAD$1,500,000. In addition, the Company has agreed to nominate one board member of Grown Rogue as recommended by the subscriber at future shareholder meetings and the ability, if the subscriber does not have its nominee on the Company’s board of directors, to appoint a board observer. This agreement was transacted with Plant Based Investment Corp. (“PBIC”), a related party with a board nominee and approximately 22% common share ownership.

e)	On February 10, 2020, the Company executed a subscription agreement to issue 15,000,000 common shares of the Company in exchange for 2,362,204 common shares of PBIC at an agreed-upon exchange price of approximately CAD$1,500,000.

f)	During the year ended October 31, 2021, the Company sold an aggregate total of an approximately 10.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $475,000. The interest was comprised of 11.875 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. After the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the 11.875 GR Distribution units newly issued, 6.25 were issued to a director of the Company, for proceeds of $250,000. On April 30, 2021, the Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816. After the Company’s purchase of 11.875 GR Distribution Units, Grown Rogue Distribution, LLC was a 100% owned subsidiary.

g)	On November 23, 2020, and January 27, 2021, GR Distribution issued two unsecured promissory notes totaling US$375,000. Terms of the note include 10% interest, payable monthly and a with three-year maturities. In addition, the GR Distribution will make payments in months 39, 42, 45, and 48 that will cause total interest payments to equal the principal amount loaned.

h)	On December 2, 2020, the Company’s subsidiary, Grown Rogue Gardens LLC issued an unsecured promissory note in the amount of US$150,000 to a key Company operations manager. Terms of the note include 10% interest per annum and 12-month maturity. The Company has the right to extend up to 50% of the principal for up to 6 months by paying a one-time extension fee of 10% of the amount extended.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

26.	Subsequent events (continued)

i)	On January 19, 2021, the Company completed the first tranche of a private placement of 2,031,784 shares for proceeds of $200,000. On February 5, 2021 the Company completed the second tranche of the private placement comprised of 8,200,000 units (the “Units”) at CAD$0.16 per Unit for proceeds of CAD$1,312,000 ($1,025,000). Each Unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CAD$0.20 and a term of two years. The second tranche included subscriptions by the following related parties: the CEO subscribed to 1,600,000 Units; the CFO of GR Unlimited subscribed to 2,000,000 Units; a key Company operations manager subscribed to 1,000,000 Units; and PBIC subscribed to 2,000,000 Units.

j)	On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for $3,000,000 of total agreed-upon consideration. The Company also executed a Management Services Agreement (“MSA”) with HSCP. The Company operated the growing facility under the MSA until the acquisition of the growing assets obtained regulatory approval. On April 14, 2022, the transaction closed with modifications to the original terms: the retail dispensary purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a principal sum of $1,250,000 under a secured promissory note payable, which will be settled by payments of $500,000, due on August 1, 2022, and $750,000, due on May 1, 2023.

k)	On March 5, 2021, The Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of CAD$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CAD$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021.

Each Special Warrant was to be deemed exercised on the date that was the earlier of: (i) the date that was three (3) days following the date on which the Company obtained receipt from the Securities Commissions for the Qualifying Prospectus underlying the Special Warrants and (ii) July 6, 2021. The Company obtained receipt for the Qualifying Prospectus on April 26, 2021. Accordingly, on April 30, 2021, the Company issued 23,162,579 Units, comprised of 23,162,579 common shares and 23,162,579 warrants to purchase one common share. The warrants entitle the holder to purchase one common share at an exercise price of CAD$0.30 for a period of two years.

Proceeds of $3,738,564 and expenses of $444,396 were allocated to share capital; also allocated to share capital were the expenses for fair value of Agent Warrants of $210,278.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

26.	Subsequent events (continued)

l)	During the year ended October 31, 2021, holders of convertible debentures converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares with an aggregate fair value of $916,290, and the Company settled the remaining balance due with cash payments of $1,312,722.

m)	On August 16, 2021, the Company, through its subsidiary Golden Harvests, executed an agreement to form a joint venture with Pure Extracts Technologies Corp. (“Pure Extracts”) to expand Grown Rogue’s product offering and bring Pure Extracts’ portfolio of products to Michigan. The joint venture will be owned 50% by Golden Harvests and 50% by Pure Extracts.

Pure Extracts will obtain a 50% interest in the joint venture, following certain regulatory approvals, by contributing processing equipment with an approximate fair value of $515,000, and an allowance for fixtures and equipment of approximately $110,000, to Golden Harvests.

Until such time as the necessary regulatory approvals are obtained, the processing equipment is leased to Golden Harvests. The lease term commences August 16, 2021, and terminates on the earlier of (a) immediately upon the date of certain regulatory approval for change of ownership of the joint venture (the “Closing Date”); (b) if the Closing Date does not occur, in which case the equipment will be returned to Pure Extracts; or (c) default by Golden Harvests against the lease, including failure to make lease payments or fail to perform material terms of the lease agreement. The monthly payment under the lease is $4,292, to commence in the month in which the equipment is delivered, and only payable if the business has profits from which to make payments. When the Closing Date occurs, the leased equipment will be contributed to the joint venture by Pure Extracts and the lease agreement will terminate.

n)	On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC, a related party, in the amount of $800,000 which was to be fully advanced by September 30, 2021. This matures on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms of the note require the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest. A portion of these payments are to be used to pay down the outstanding principal on a monthly basis. The note will automatically terminate when the full amount of any outstanding principal plus the applicable participation payments are paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the note would automatically terminate. The note has no stated rate of interest, and in the event of default, the note will accrue interest at 15% per annum.

o)	On December 9, 2021, the Company announced that it had closed a non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of USD$1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement are subject to a hold period of four months and one day. The CEO of Grown Rogue invested USD$300,000 in the Private Placement and received 3,038,400 common shares of the Company.

Item 19.	Exhibits

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (15)
1.10	Amended Stock Option Plan, February 24, 2011 (3)
1.11	Amended Stock Option Plan, February 24, 2012 (4)
1.12	By-Law No. 1, February 24, 2012 (4)
1.13	Articles of Amendment, effective March 16, 2012 (5)
1.14	Articles of Amendment, effective August 25, 2014 (6)
1.15	Articles of Amendment, effective February 1, 2016 (7)
1.16	Articles of Amendment, effective February 29, 2016 (8)
1.17	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
1.18	Articles of Amendment, effective May 26, 2017 (10)
1.19	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
1.20	Articles of Amendment, effective November 1, 2018 (13)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
8.1	Subsidiaries of Grown Rogue International Inc. (12)
15.1	Consent of MNP, LLP (12)
15.2	Consent of Schwartz Levitsky Feldman LLP (12)
15.3	Consent of Turner, Stone and Company, LLP (12)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on June 9, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: June 8, 2022	GROWN ROGUE INTERNATIONAL INC.

/s/ J. Obie Strickler
J. Obie Strickler
President & Chief Executive Officer