Form 20-F
period 2019-10-31
Grown Rogue International Inc.
filed 2022-11-04
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________________

For the transition period from _____________ to _____________

Commission File Number: 000-53646

GROWN ROGUE INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

550 Airport Road, Medford, Oregon, United States,

97504

(Address of principal executive offices)

Obie Strickler, Telephone (458) 226-2100

550 Airport Road, Medford, Oregon, United States 97504

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of October 31, 2019, was 73,219,916 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

ii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “Grown Rogue” means Grown Rogue International Inc., and its subsidiaries, unless the context requires otherwise.

We use the United States (“U.S.”) dollar as our reporting and presentation currency and our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All monetary references in this document are to U.S. dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “US$” mean United States dollars, unless otherwise indicated, and references to “CDN$” mean Canadian dollars.

NOTE REGARDING MATERIAL CHANGE IN BUSINESS

The Company entered into a Definitive Transaction Agreement, dated October 31, 2018 (the “Definitive Agreement”), with Grown Rogue Canada, Inc. (“Grown Rogue Canada”), Novicius Acquisition Corp. (“Novicius Subco”), and Grown Rogue Unlimited, LLC, an Oregon limited liability company (“GRUS”). Pursuant to the Definitive Agreement, the Company combined its business operations with GRUS (the “Transaction”) resulting in a reverse take-over of the Company by GRUS (See Item 4.A “History and Development of the Company”). A copy of the Definitive Agreement is attached to this Form 20-F as Exhibit 4.1. The Transaction was consummated on November 15, 2018 and the Company began conducting the principal business of GRUS.

Immediately prior to the Transaction, the Company had ceased its previous business operations as an emerging media and internet company with a focus on user experience and engagement. Following the Transaction, GRUS and its subsidiaries became the Company’s only operating assets.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this Form 20-F (“Report”) is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures about Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISERS

Not applicable.

C.	AUDITORS

The auditor of the Company is Turner, Stone, and Company, LLP, located at 12700 Park Central Drive, Suite 1400, Dallas, Texas 75251, United States of America.

The auditor of the Company for the year ended October 31, 2019 was Dale Matheson Carr-Hilton Labonte LLP, located at 1500-1140 W. Pender Street, Vancouver, British Columbia, V6E 4G1, Canada.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	OFFER STATISTICS

Not applicable.

B.	METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	[RESERVED]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

SHOULD ONE OR MORE OF THE FOLLOWING RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD THE UNDERLYING ASSUMPTIONS OF OUR BUSINESS PROVE INCORRECT, ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED OR PLANNED.

Risks Factors Relating to Our Business

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Although the report of our independent registered public accounting firm on our audited financial statements as of and for the year ended October 31, 2019 is unqualified, it contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We may not be able to continue to operate as a going concern. Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements. The adequacy of our working capital depends, in part, on our ability to raise additional funding, without which we may be unable to continue to operate without the threat of liquidation. Even if future financing is successful, we expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our products. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our operations.

GRUS’ Business is Illegal under U.S. Federal Law. The Company, through its subsidiaries, engages in the medical and adult-use marijuana industry in the United States where local state law permits such activities. Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA. State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a national level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana production, processing, distribution, and use, there is a risk that federal authorities may enforce current federal law against companies such as the Company for violation of federal law or they may seek to bring an action or actions against the Company and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

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

Other Laws and Regulations. The industry in which GRUS operates could require the Company and/or GRUS to comply with a myriad of other federal, state and local laws and regulations, which could include, among others, laws and regulations relating to cannabis, personally identifiable information, wage and hour restrictions, health and safety matters, consumer protection and environmental matters. Compliance with such laws and regulations may be costly and a failure to comply with such laws and regulations could result in fines, penalties, litigation and other liability that could materially adversely affect the Company.

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

The US Food and Drug Administration (the “FDA”) may now or in the future regulate the material content of the Company’s products pursuant to the Federal Food, Drug and Cosmetic Act and the Consumer Product Safety Commission (the “CPSC”), regulates certain aspects of certain products intended for human consumption pursuant to various U.S. federal laws, including the Consumer Product Safety Act and the Poison Prevention Packaging Act. The FDA and the CPSC can require the manufacturer of defective products to repurchase or recall these products and may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which the Company sells or intends to sell its products. In addition, certain state laws restrict the sale of packaging with certain levels of heavy metals and impose fines and penalties for noncompliance. A recall of any of the Company’s products or any fines and penalties imposed in connection with noncompliance could have a materially adverse effect on its business.

Operational Risks. The Company will be affected by a number of operational risks and it may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s operations, potential legal liability, and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which it may elect not to insure because of the cost. This lack of insurance coverage could have a material adverse effect on the Company.

No Operating History. While the Company’s principals have operated other successful cannabis companies, GRUS has a limited operating history and had no record of prior performance as a separate enterprise prior to the reverse take-over of the Company by GRUS. (See Item 4.A “History and Development of the Company.”) GRUS faces the general risks associated with any new business operating in a competitive industry, including the ability to fund operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that GRUS or the Company will achieve its anticipated investment objectives or operate profitably. The Company’s business must be considered in light of the risks, expenses, and problems frequently encountered by companies in their early stages of development. Specifically, such risks may include, among others:

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

Failure to Manage Growth Effectively. The rapid execution necessary for the Company to successfully implement its business strategy requires an effective planning and management process. The Company will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train and manage its personnel. There can be no assurance that the Company’s procedures or controls will be adequate to support operations. If the Company is unable to manage growth effectively, it could suffer a material adverse effect.

Changes in Industry Standards. The industry in which the Company operates could be subject to rapid changes, including, among others, changes in consumer requirements and preferences. There can be no assurance that the demand for any products or services offered by the Company will continue, or that the mix of the Company’s future product and service offerings will satisfy evolving consumer preferences. The success of the Company will be dependent upon its ability to develop, introduce and market products and services that respond to such changes in a timely fashion. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. The Company’s failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for the Company’s products, which in turn cause a material adverse impact to the Company.

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

Vulnerability to Rising Energy Costs. The Company’s marijuana growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably. Increased energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. The Company’s future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy costs increase, there is no guarantee that such costs can be fully passed along to consumers through increased prices.

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

Licenses. The Company’s success depends on its ability to obtain and maintain marijuana licenses from state and local authorities including the OLCC. If the Company fails to obtain or maintain one or more marijuana production licenses from the OLCC or other applicable state or local government authorities, its business will be limited to Oregon’s medical marijuana market only, which may not be a viable long-term business model. The Company’s failure to obtain and maintain a marijuana license from the OLCC or other applicable state or local governmental authorities will have a material adverse effect on the Company and possibly require it to cease operations.

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

Local Laws and Ordinances. Although legal under Oregon state law, local governments have the ability to limit, restrict, and ban medical or recreational cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could also be adopted or changed, and have a material adverse effect on the Company.

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

The marijuana industry faces significant opposition in the United States. It is believed by many that large well-funded businesses may have strong economic opposition to the marijuana industry. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana industry. Any inroads the pharmaceutical industry could make in halting or impeding the development of the marijuana industry could have a material adverse effect on the Company.

The size of the target market is difficult to quantify. Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies, and few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, there can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

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

The Company may not be able to obtain or maintain a bank account. Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, many cannabis businesses still operate on an all-cash basis. Operating on an all-cash or predominantly-cash basis makes it difficult for the Company to manage its business, pay its employees and pay its taxes, and may create serious safety issues for the Company, its employees and its service providers. Although the Company currently has several bank accounts, its inability to maintain those bank accounts, or obtain and maintain other bank accounts, could have a material adverse effect on the Company.

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

Risks Associated with Acquisitions. As part of its overall business strategy, the Company may pursue select strategic acquisitions, which could provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

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

Government environmental approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical and/or recreational marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Border crossing for non-U.S. residents may create additional challenges. Although cannabis use and sale is legal and regulated in numerous U.S. states, individuals who are not U.S. residents and employed or involved with licensed cannabis companies could be denied entry or face lifetime bans from the U.S. for their involvement with such companies. There has been increasing anecdotal evidence of non-U.S. residents who are involved in the cannabis industry being denied entry at the U.S. border or facing lifetime bans from the U.S. after disclosing to U.S. border officials the nature of their work. The Company’s board of directors is made up of both U.S. and non-U.S. residents, so there is no guarantee that certain members of the Company’s board would not be subject to such denials or bans. Should a director be prevented from entering the U.S., either in one instance or permanently, his or her ability to serve the Company as a board member could be hindered. This could equally impact any other non-U.S. resident employees employed by the Company.

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

United States Tax Classification of the Company. The Company is treated as a United States corporation for United States federal income tax purposes under Section 7874 of the U.S. Tax Code and is expected to be subject to United States federal income tax on its worldwide income. The Company is also, regardless of any application of Section 7874 of the U.S. Tax Code, treated as a Canadian resident company (as defined in the Income Tax Act (Canada)) for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the United States which will have a material adverse effect on it.

General Risk Factors

Public health threats such as the recent outbreak of the novel coronavirus may have a negative effect on our business and customers. The World Health Organization recently declared the coronavirus (COVID-19) outbreak to be a “pandemic.” Since its detection in China during 2019, the virus has spread to various countries, including Canada and the United States. Several countries, including Canada and the United Sates, have placed restrictions on travel, and a number of businesses in affected regions have temporarily closed either voluntarily or in response to government mandates or guidance. The geographic scope of the outbreak remains uncertain and changes daily. Although it is uncertain to what extent this outbreak will disrupt our business operations or consumer demand for our products, the outbreak has already had a material adverse effect on the global economy. The outbreak’s impact on the economy may lead to a decrease in demand for our products. Our business would experience a material adverse effect if consumer demand were to decrease, we were unable to operate the business or our suppliers or vendors were unable to provide the products and services we require as a result of the outbreak.

Holding Company Status. As a result of the Transaction, the Company is currently a holding company and essentially all of its operating assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt or other contracts, in each case, which could limit the ability to pay such dividends or distributions, if at all. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to Grown Rogue.

We require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at October 31, 2019, we had a working capital deficit of $2,709,527 and an accumulated deficit of $17,112,605. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

We have significant trade and other payables which may make it difficult to service our debts and adversely affects our ability to obtain additional financing. At October 31, 2019, we had trade and other payables in the amount of $1,526,855. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations and continue business operations.

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

Our investors may have difficulty selling our securities as there is a limited public trading market for such securities. An investor in the Company may find it difficult to resell our securities. There is only a limited public market for our securities, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the OTC Markets and the Canadian Securities Exchange. Our common stock has not been qualified under any applicable U.S. state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities: (a) lack of profits; (b) need for additional capital; (c) limited public market for such securities; (d) the applicability of certain resale requirements under the Securities Act; and (e) applicable blue sky laws and the other factors discussed in this Risk Factors section.

As a public company we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance. As a public company, we are subject to numerous legal and accounting requirements in both Canada and the United States that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage compared to privately held and larger public competitors. Prior to the filing of this Report, we received a cease trade order from the Ontario Securities Commission for failure to meet filing requirements. As of the date of this Report, the Company had made the necessary filings and the cease trade order was removed.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock. Our organizational and corporate documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of January 31, 2020, we had outstanding the following common share purchase warrants: 757,125 broker warrants exercisable at CDN$0.44 per share, 21,253,089 warrants exercisable at CDN$0.55 per share, 3,409,091 warrants exercisable at CDN$0.55 per share and 859,249 warrants exercisable at $0.44 per share. As of January 31, 2020, we had outstanding the following share purchase options: 150,000 options exercisable at $0.44 per share and 500,000 options exercisable at $0.44 per share. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

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

We have identified significant deficiencies in our internal controls related to Section 404 of the Sarbanes-Oxley Act. Although we are currently in the process of employing qualified personnel and adopting and implementing policies and procedures to address these significant deficiencies, we cannot assure you that the measures we are taking will effectively or completely remediate these significant deficiencies or that we will implement and maintain adequate controls over our financial process and reporting in the future. If we fail to sufficiently remedy these significant deficiencies, or otherwise fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting in the future, our financial statements may contain material misstatements, investors may lose confidence in our reported financial information, and we may become subject to sanctions or investigations by the SEC or other regulatory authorities, which could have a negative effect on the trading price of our securities and entail the expenditure of additional financial and management resources. Any such failure could also adversely affect the results of the management evaluations of our internal controls.

ITEM 4	INFORMATION ON THE COMPANY

Prior to the Transaction, we were an emerging media and internet company with a focus on user experience and engagement, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, interactive, entertaining and engaging look at content.

As a result of the reverse takeover, we became a fully integrated, seed to experience cannabis brand with a focus on user experience. The Company delivers cannabis related products to cannabis users in the state of Oregon with intent to expand into other markets. The Company manages indoor and outdoor growing facilities in the Rogue Valley of Southern Oregon to take advantage of the unique microclimates inherent to each of the various farm locations that help create varied flavor and product profiles while retaining the unique core characteristics that consumers desire. In 2021, we expanded into Michigan by obtaining an interest in an operating company with an indoor grow facility.

Shares of our common stock are quoted on the OTC Markets under the symbol GRUSF and listed on the Canadian Securities Exchange under the symbol GRIN. Our registered office and management office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. Telephone (416) 364-4039, Facsimile (416) 364-8244. Our books and financial records are located in the registered office and management office. Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Our Registrar and Transfer Agent Capital Transfer Agency ULC located at Suite 920, 390 Bay Street, Toronto, Ontario, M5H 2Y2. Our Co-transfer Agent is Worldwide Stock Transfer, LLC located at One University Plaza, Suite 505, Hackensack, N.J. 07601.

Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company’s legal name is Grown Rogue International Inc. The Company’s commercial name is Grown Rogue. The Company is a Canadian corporation. We were incorporated in Ontario, Canada on September 22, 1978, under the Business Corporations Act (Ontario), under the name Bonanza Red Lake Explorations Inc. (“Bonanza Red Lake”). Between the time of our incorporation and fiscal year 2013, we operated predominantly as a mining and energy company. During that time period, we underwent various share consolidations, exchanges, and issuances of shares of our common stock. Our mining and energy operations took place in different parts of Canada and the United States. The Company’s name was changed from Bonanza Red Lake Explorations Inc. to Eugenic Corp; and from Eugenic Corp to Eagleford Energy Inc.

During fiscal 2014 and 2015, the Company’s principal activities consisted of exploration, development and production of petroleum and natural gas properties. In 2016, the Company divested itself of is mining, petroleum and natural gas assets and began acquiring assets to facilitate operations as a digital media and technology company.

During January and February 2017, the Company developed a technology-based platform, through its wholly owned subsidiary DoubleTap Daily Inc., (“DoubleTap”) creating a digital media asset designed to showcase content and deliver digital media to engage social discourse while facilitating advertising and eCommerce with the intent to improve the overall user experience. The Company launched the platform during March 2017 and also began implementing native advertising services and ad-overlay services on its digital media asset for commercialization.

During the summer of 2017, DoubleTap executed its strategy to drive revenues through technologies and services that deliver content, social and digital media, eCommerce and advertising. Management continued developing the asset, by focusing activities to acquire content creators, bloggers and influencers while building a sales pipeline to position growth. DoubleTap continued activities to expand its social media reach, and web presence of its website. The digital media marketplace is crowded and competitive and although DoubleTap’s web presence was growing, management was unable to sustain or build revenues that exceeded its expenditures. In the month of September of 2017, the Company maintained its digital media, and advertising platform while pursuing further ventures of merit to enhance shareholder value. Such efforts resulted in a non-binding Letter of Intent to combine with GRUS as announced on September 28, 2017. The Company divested of DoubleTap Daily Inc. and its business following the closing of the Transaction.

Effective November 15, 2018 and pursuant to the Definitive Agreement, the Company combined its business operations with GRUS, resulting in a reverse take-over of the Company by GRUS. Pursuant to this reverse takeover Transaction, the Company issued 60,746,202 common shares at a deemed price of CDN$0.44 and 5,446,202 warrants with an exercise price of $0.55 per share.

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

During the fiscal years ended October 31, 2019, 2018 and 2017, the Company invested $397,017, $1,055,874 and $1,035,122, respectively, on property and equipment, the significant majority of which was spent on the build-out of its indoor growing and processing facility. The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

On February 10, 2020, the Company announced that it had received a commitment from Plant-Based Investment Corp (CSE: PBIC) (“PBIC”) to invest up to CDN$1,500,000 in a non-brokered private placement offering (the “February 2020 Private Placement) of units (the “Units”) with each Unit comprising of one common share in the capital of the Company and one common share purchase warrant (the “Warrants”). Each Warrant is exercisable into one Share at a price equal to a 25% premium to the Unit price for a period of 24 months. The Company has the right to accelerate the expiry of the Warrants to thirty (30) days following written notice to the holder if the Shares close at or above CDN$0.25 per share for a period of ten (10) consecutive trading days on the Canadian Securities Exchange. As of the date of this filing, the offering has been completed for gross proceeds of approximately CDN$1,500,000, with 15,000,000 Units issued at a price of CDN$0.10 per Unit. In addition, PBIC and the Company entered into subscription agreements to exchange approximately CDN$1,500,000 worth of each other’s shares (the “Share Swap”). Under the terms of the Share Swap, the Company received 2,362,204 common shares of PBIC at a price of $0.635 per share, and PIBC received 15,000,000 shares of the Company at a price of $0.10 per share. PBIC and the Company signed a voting and resale agreement providing that both will be required to vote the shares acquired under the Share Swap as recommended by the other party and were restricted from trading the shares for a period of eighteen months.

In February 2020, the Company, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the nine months ended July 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), majority-owned by the CEO, signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy has already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate and exercise its option to obtain a 60% interest in Golden Harvests. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy, which, when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in the Option Agreement. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and is prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expects to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021, and until we exercise the option to acquire 87% of Canopy, it will be consolidated with a 100% non-controlling interest. The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of US$1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of US$158,182, and cash payments and cash payable of US$849,537.

On January 19, 2021, the Company completed the first tranche of a private placement of 2,031,784 shares for proceeds of $200,000. On February 5, 2021, the Company completed the second tranche of the private placement (the “February 2021 Private Placement 2nd Tranche) comprised of 8,200,000 units (the “Units”) at CDN$0.16 per Unit for proceeds of CDN$1,312,000 (US$1,025,000). Each Unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CDN$0.20 and a term of two years. The second tranche included subscriptions by the following related parties: the CEO subscribed to 1,600,000 Units; the CFO of GR Unlimited subscribed to 2,000,000 Units; a key Company operations manager subscribed to 1,000,000 Units; and PBIC subscribed to 2,000,000 Units.

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for $3,000,000 of total agreed-upon consideration. The Company also executed a Management Services Agreement (“MSA”) with HSCP. The Company operated the growing facility under the MSA until the acquisition of the growing assets obtained regulatory approval. On April 14, 2022, the transaction closed with modifications to the original terms: the retail dispensary purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed payments of $500,000 due on August 1, 2022, and US$750,000 due on May 1, 2023.

On March 5, 2021, the Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of CDN$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CDN$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021. Each Special Warrant was to be deemed exercised on the date that was the earlier of: (i) the date that was three (3) days following the date on which the Company obtained receipt from the Securities Commissions for the Qualifying Prospectus underlying the Special Warrants and (ii) July 6, 2021. The Company obtained receipt for the Qualifying Prospectus on April 26, 2021. Accordingly, on April 30, 2021, the Company issued 23,162,579 Units, comprised of 23,162,579 common shares and 23,162,579 warrants to purchase one common share. The warrants entitle the holder to purchase one common share at an exercise price of CDN$0.30 for a period of two years.

On December 9, 2021, the Company announced that it had closed a non-brokered private placement of common shares (“December 2021 Private Placement”) for total gross proceeds of $1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CDN$0.125 per share. All common shares issued pursuant to the December 2021 Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested USD$300,000 in the December 2021 Private Placement and received 3,038,400 common shares of the Company.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company. The address of such Internet site is http://www.sec.gov. The Company’s Internet site is https://www.grownrogue.com/. The information on the Company’s Internet site is not included in and does not form a part of this Form 20-F.

Our registered office and principal place of business in Ontario is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. Our telephone number at that address is (416) 364-4039.

B.	BUSINESS OVERVIEW

General

Immediately prior to the Transaction, the Company operated as an emerging media and internet company with a focus on user experience and engagement.

As a result of the Transaction and through GRUS, we became a multi-state cannabis company curating innovative products that allow consumers to enhance life experiences. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. The Grown Rogue portfolio of brands have a diverse cannabis product suite that includes premium flower (indoor and sungrown), flower pre-rolls, and flower jars.

Grown Rogue is strategically focused on high quality, low cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other products such as edible, vape cartridges, pre-rolls, or concentrates. With its best-in-class production methods, low cost cultivation, award winning product, and geographic location in the famed Emerald Triangle, Grown Rogue is well positioned to execute on becoming a leader in flower production in the cannabis sector.

Oregon

Grown Rogue, through its wholly owned subsidiary, Grown Rogue Gardens LLC (“GR Gardens”), operates four cultivation facilities in Oregon, comprising approximately 130,000 sq ft of cultivation area, that currently service the Oregon recreational marijuana market: “Foothill” (sungrown, license transferred from the former “Manzanita Glen” location), “Trail’s End” (sungrown), and two state-of-the-art indoor facilities (“Rossanley” and “Airport”). GR Gardens currently holds four producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), two wholesaler licenses, and two processor licenses. In September 2021, GR Gardens transferred its processor license from Rossanley to a new facility to support processing operations for the Company.

Grown Rogue’s Oregon business is headquartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The company capitalizes on this ideal outdoor growing environment to produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop per year per farm, which is planted in June and harvested in October.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Foothill and Trail’s End are both outdoor, sungrown farms, with 40,000 sq ft of flowering canopy, for a total of 80,000 square feet, sitting on a combined land package of approximately 80 acres.

Rossanley, an approximately 17,000 square-foot indoor facility, produces high-quality indoor flower through controlled atmosphere environment operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we are able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. Rossanley has eight dedicated flower rooms, which allows for an average of nearly four harvests per month resulting in approximately 3,600 pounds annually.

Airport is a 30,000 square feet of indoor production space, from which we estimate annual production of nearly 6,000 pounds of high quality indoor whole flower in calendar year 2022. Airport is a short distance from Rossanley, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices already developed at Rossanley.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 13,000 and 18,000 pounds, depending upon various factors including sungrown seasonality and strain performance.

Michigan

As described in Item 4(A) - History and Development of the Company, we acquired a 60% controlling interest in Golden Harvests in May 2021. Golden Harvests operates a single, 80,000 sq ft facility that currently serves the Michigan recreational and medical market. Golden Harvests currently hold two medical Class C licenses and 4 recreational class C licenses, allowing for 3,000 and 8,000 plants, respectively.

The Golden Harvests facility is approximately 60% constructed, with approximately 50,000 square feet in operation, which provides for flowering space of approximately 20,000 square feet, and all ancillary support space, including office and administration. The facility produces high quality indoor flower through controlled atmosphere operations with twelve individual flowering rooms currently operating. The total annual production in 2021 was approximately 4,000 pounds; 8,000 pounds are expected in 2022. This location produces flower that is sold as bulk, packaged flower, as well as pre-rolls which are manufactured on site.

Product

Grown Rogue produces a range of cultivars for consumers to enjoy (traditionally classified as indicas, sativas, and hybrids). Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category and won 1st place for highest terpene content. In addition, we believe we achieved an outdoor production potency record in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%. Consumers can enjoy both bulk flower and in Michigan our innovative nitrogen sealed 3.5 gram flower jars, 3.5 gram flower bags, and our patented nitrogen sealed pre-rolls.

Genetics

We are committed to developing unique, proprietary genetics as long-term genetic diversity will be a major factor in establishing brand differentiation with consumers. We have allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will resonate with consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for its flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio. We continue to focus on bringing new unique genetics to bring a steady flow of innovative flower and flower products to market. Currently we carry more than 50 unique cultivars in our genetic library and are continually adding to the library as we trial new genetics.

Distribution and Sales

Grown Rogue uses a multi-channel distribution strategy that includes direct-to-retail delivery and third-party delivery (Michigan regulations mandate independent third-party delivery); wholesalers, who have their own distribution channels; and processors, who utilize Grown Rogue products (e.g., trim) to create retail-ready products. Regarding the direct-to-retail channel, Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and personalized service using sales techniques from other industries such as pharmaceutical and liquor. Grown Rogue’s goal is to establish and maintain the client relationship as we continue to expand our footprint in the states in which we operate.

By way of example, Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured and packaged so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Branding

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization: Relax, Optimize, Groove, Uplift and Energize. The focus was to provide consumers with “The Right Experience, Every time” made easier by a simple product description that was not cannabis based, such as Sativa or Indica.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as Relax, describing a product, Grown Rogue has six words across three categories. Still easy to understand, but much more informative. Grown Rogue is refining this branding effort and intends to launch this new and innovative approach to ensuring consumers select the right experience in 2020.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rouge aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized (SEO) and includes calls to action that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

Grown Rogue strategically leverages digital advertising, primarily on industry sites such as Leafly and Weedmaps, and has selectively advertised in endemic and non-endemic magazines including Grow, Northwest Leaf, Oregon Leaf, Dope, Portland Mercury, and Willamette Weekly.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Licenses

Grown Rogue is dependent upon its ability (and the abilities of its subsidiaries) to obtain and maintain state and local licenses required to conduct its marijuana business in Oregon, California, and Michigan. Failure to obtain or maintain licenses any such licenses would have a material adverse effect on the Company’s business.

Trademarks and Patents

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has three registered U.S. trademarks:

1.	Grown Rogue was filed on September 22, 2017 and registered on August 7, 2018 under Registration No. 5537240

2.	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration No. 5537260.

3.	Sizzleberry was filed on September 29, 2017 and registered on August 7, 2018 under Registration No. 5537259.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018 with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology. We have introduced nitrogen sealed jars and pre-rolls in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

Social and Environmental Policies

Grown Rogue employs sustainable business models in all of its operations. On the cultivation side, Grown Rogue maintains the highest standards of environmental stewardship. This includes sustainable water sources with reclamation and recapture as much as possible from runoff and recycling of water input. Grown Rogue uses only natural and sustainable products in all of their applications from nutrients to integrated pest management. Grown Rogue maintains the highest level of sustainable cannabis practices through its focus on sustainable and natural cultivation methods.

Grown Rogue hires and pays living wage to all of its team members and is very involved in each of the communities where it operates.

Plans for Expansion & Economic Outlook

Grown Rogue continues to focus on taking its learnings and experience from Oregon and Michigan into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, high-quality and low-cost production, understanding consumer purchasing preferences, and product innovation. This platform places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly legalized cannabis markets.

The recently completed expansion into Airport and acquisition by Canopy of a 60% interest in Golden represent execution of management’s strategy of growth through high quality, low-cost flower production. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

We believe that the future of the cannabis industry is in branded products and that the leading brands are being developed on the west coast, which is the area that is well known for high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale we view as optimal to maximize profits. Over the next 12 months, Grown Rogue is focused on furthering its footprint and market share in the Oregon market, continuing to add to the portfolio projects in Michigan and exploring strategic opportunities in new states.

With the recent shift in political landscape, Grown Rogue has also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. We believe Oregon will be a large export state. Being located in the Emerald Triangle also provides a unique product differentiator due to the ability to produce high quality low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy for how to take advantage of what is projected to be a multi-billion dollar export business is developing and we are excited to begin implementation of this business plan over the coming years.

C.	ORGANIZATIONAL STRUCTURE

As of the date of this Report, and as a result of the Transaction, we have five wholly-owned subsidiaries: GRUS, GR Gardens, GR Distribution, GRUP, and GRIP. The Company owns GR Gardens, GR Distribution, GRUP, and GRIP, indirectly through its ownership of GRUS; each of GR Gardens, GR Distribution, GRUP, and GRIP is a wholly owned subsidiary of GRUS. Through GRUS, the Company also has an indirect ownership interest in Idalia, LLC, an Oregon limited liability company (“Idalia”); GRUS owns a 60% interest in Idalia and an 87% interest in GR Michigan, LLC, a Michigan limited liability company (“GR Michigan”), as well as an option to acquire 87% of Canopy, which owns 60% of Golden Harvests.

All intercompany balances and transactions have been eliminated on consolidation.

The following tables include wholly owned subsidiaries of the Company following the Transaction:

Grown Rogue International Inc.
100% owned subsidiaries incorporated in the Province of Ontario	100% owned subsidiary Organized in Oregon
Grown Rogue Canada Corp. (incorporated November 15, 2018)	Grown Rogue Unlimited, LLC (organized in Oregon October 31, 2016)

Grown Rogue Unlimited, LLC
100% owned subsidiaries of Grown Rogue Unlimited, LLC organized in Oregon*
Grown Rogue Gardens, LLC (organized November 1, 2016)	Grown Rogue Distribution, LLC (organized November 1, 2016)	GRU Properties, LLC (organized November 1, 2016)	GRIP, LLC (organized October 31, 2016)

*	Grown Rogue Unlimited, LLC also owns (i) a 60% interest in Idalia, LLC, an Oregon limited liability company that was organized June 20, 2018; (ii) a 60% interest in GRD Cali, LLC, a California limited liability company that was organized August 15, 2018; and (iii) an 87% interest in GR Michigan.

The corporate structure of the Company is as follows:

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	0% (i)
Golden Harvests, LLC	60% by Canopy Management, LLC (ii)

i.	The Company, through its subsidiary, entered into an option to acquire an 87% controlling interest in Canopy, which owns a 60% controlling interest in Golden Harvests. Canopy is majority owned by the Company’s CEO, who is prohibited from omitting or taking certain actions where to do so would be contrary to the economic benefits which the Company expects to derive from the aforementioned options and the investments in the underlying businesses.
ii.	On August 19, 2021, Golden Harvests announced its entry into a joint venture with Pure Extracts Technologies Corp. (CSE:PULL) (“Pure Extracts”). No joint venture activity has been undertaken.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property at this time. Our U.S. executive offices consist of approximately 5,000 square feet of office space located at the Airport facility. The address of our U.S. executive offices 550 Airport Road, Medford, Oregon 97504. Our Ontario executive offices are located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada.

Through GR Gardens, the Company operates four cultivation facilities that currently service the Oregon recreational marijuana market: Airport, Rossanley, Trail’s End, and Foothill. The Company also leases a facility used to for post-harvest processing called Lars.

The Company leases approximately 42 acres of real property in Jackson County, Oregon, commonly known as 741 West Fork Trail Creek Road, Trail, Oregon 97541, through that certain Commercial Lease Agreement, dated March 1, 2017, between J. Obie (“Jesse”) Strickler and GRUP. This property is subleased by GRU Properties, LLC (“GRUP”) to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated March 1, 2017, between GRUP and GR Gardens.

The Company leases approximately 64 acres of real property in Jackson County, Oregon, commonly known as 3100 N. Foothill Road, Medford, Oregon, 97504, through that certain Commercial Lease Agreement, dated March 17, 2021, between Naumes, Inc., and GR Gardens.

The Company leases property located at 655 Rossanley Drive, Medford, Oregon, pursuant to that certain Commercial Lease Agreement, dated January 31, 2017, between VWPP, LLC, and GRUP. This property is subleased by GRUP to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated January 31, 2017, between GRUP and GR Gardens.

The Company leases property located at 550 Airport Road, Medford, Oregon, pursuant to that certain Commercial Lease Agreement, assumed on April 14, 2022, between Airport Road LLC and GRUP.

The Company leases property located at 2046 Lars Way, Medford, Oregon, pursuant to that certain Commercial Lease Agreement, dated December 20, 2021, between Airport Road LLC and GR Gardens.

The Company leases property located at 333 Morton St, Bay City, Michigan, pursuant to that certain Commercial Lease Agreement, dated February 1, 2020, between David Pleitner, LLC and Golden Harvests.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended October 31, 2019, 2018 and 2017 and notes thereto included under Item 18.

Certain statements made in this Item are forward-looking statements. Forward- looking statements are based on current expectations that involve a numbers of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein. See, Item 3.D Key Information - Risk Factors for discussion of important factors, which could cause results to differ materially from the forward-looking statements below.

Overview

The Company, (formerly: Novicius Corp.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The Company filed articles of amendment effective November 1, 2018, and changed its name from Novicius Corp. to Grown Rogue International Inc. The Company had previously filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its shares of common stock on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its shares of common stock on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc. (formerly: Digital Widget Factory Inc.), the Company developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices. DoubleTap operations ceased immediately prior to the effectuation of the Transaction.

The Company’s registered office is 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada. Shares of our common stock are quoted on OTC Markets under the symbol GRUSF and listed on the Canadian Securities Exchange under the symbol GRIN.

The Consolidated Financial Statements include the accounts of Grown Rogue International Inc., the legal parent, together with its wholly owned subsidiaries as at October 31, 2019, Grown Rogue Canada Corp. (“GRC”), GRUS, and GRUS’s wholly-owned subsidiaries (collectively referred to as the “Subsidiaries”) and joint-venture interests. GRUS’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GRUS also has 60% ownership interests in two joint ventures GRD Cali, LLC and Idalia, LLC (the “Joint Ventures”).

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

The Company’s Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at October 31, 2019 and 2018, the Company considered its capital structure to be comprised of shareholders’ deficiency.

Going Concern

The Consolidated Financial Statements attached to and incorporated into this Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the year ended October 31, 2019, the Company incurred a net loss of $9,476,934 (2018 - $7,509,986) and as of that date, the Company’s deficit was $17,112,605 (2018 - $7,812,383). As at October 31, 2019, the Company had a working capital deficit of $2,709,527 (2018 - $451,545). These aforementioned conditions have resulted in uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern in the foreseeable future. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and a return to successful operations and cash flows as well as the potential issuance of members’ capital. The accompanying Consolidated Financial Statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to the Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The Board of Directors approved the Consolidated Financial Statements on March 19, 2020.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. The Company’s significant accounting policies are disclosed in Note 4 of the Consolidated Financial Statement attached hereto.

Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the United States (“U.S.”) dollar. The Consolidated Financial Statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

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

SEGMENTED INFORMATION

The Company’s only operating segment is the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenues were generated in the United States during the periods ended October 31, 2019, 2018, and 2017. As such, amounts disclosed in the Consolidated Financial Statements also represent the single operating and geographical reporting segment.

Geographical information relating to the Company’s activities is as follows:

	Revenue Year ended October 31,
	2019	2018	2017
United States	$3,924,983	$1,932,128	$156,066
Canada	-	-	-
	$3,924,983	$1,932,128	$156,066

	Long-Term Assets Year ended October 31,
	2019	2018
United States	$1,499,514	$2,496,574
Canada	-	-
	$1,499,514	$2,496,574

(1)	Includes: Plant and equipment

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective November 1, 2018 and changed its name from Novicius Corp. to Grown Rogue International Inc.

a)	Share Capital

Authorized:

Unlimited number of shares of common stock at no par value

Unlimited number of preferred shares issuable in series

Shares of Common Stock Issued:

The following table sets out the changes in shares of common stock during the respective periods, presented at the number of common shares issued in connection with completion of the Transaction:

	Number	Amount $
Balance October 31, 2017	22,432,446	$-
Common units issued pursuant to conversion of notes payable	9,159,871	-
Seed round units issued for cash	4,007,236	-
Common units issued for cash	925,000	-
Common units issued to service providers	4,182,320	-
Balance October 31, 2018	40,706,873	$-
Common shares exchange pursuant to conversion of notes payable	5,465,877	-
Common units issued pursuant to technology license agreement	6,600,000	-
Common units issued pursuant to exercise of purchase option	4,202,429	-
Common units issued pursuant to subscription receipts	3,771,023	-
Exchange of units for common shares pursuant to the Transaction	-	9,860,416
Common shares issued to existing shareholders of the Company pursuant to the Transaction	3,773,689	900,403
Common shares issued to former debt holders of the Company	839,790	200,651
Common shares pursuant to the Acquisition of Grown Rogue Canada	100,000	23,860
Common shares issued pursuant to subscription receipts	6,193,917	1,479,947
Fair value of broker warrants	-	(50,508)
Issuance costs	-	(143,786)
Common shares issued for services rendered	1,035,500	255,360
Common shares issued for debt	530,818	121,587
Balance October 31, 2019	73,219,916	$12,647,930

Preferred Shares Issued:

As at October 31, 2019 and October 31, 2018, there were no preferred shares issued.

b)	Members Capital

Authorized:

GR Unlimited is authorized to issue up to 20,000 Common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

Common Units, Seed Round Preferred Units and Incentive Units Issued:

The following table sets out the changes in common units, seed round preferred units and incentive units during the respective periods:

	Number of Common Units	Number of Incentive Units	Number of Seed Round Preferred Units	Member’s Capital $
Balance October 31, 2017	7,000	-	-	$100
Issued pursuant to conversion of promissory notes	1,854	-	-	2,152,134
Issued for cash proceeds	191	-	733	1,525,345
Issued as employee compensation	-	300	-	-
Issued to service providers	1,500	-	-	1,049,595
Issuance costs	-	-	-	(25,401)
Balance October 31, 2018	10,545	300	733	4,701,773
Issued pursuant to conversion of promissory notes	1,322	-	-	1,451,400
Issued in connection with Technology License Agreement	6,600,000	-	-	1,574,761
Issued upon exercise of unit purchase options	4,202,429	-	-	1,218,784
Issued pursuant to Subscription receipts	3,771,023	-	-	913,698
Exchange of incentive units for common units	150	(300)	-	-
Exchange of units for common shares	(14,585,469)	-	(733)	(9,860,416)
Balance October 31, 2019	-	-	-	$-

c)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	October 31, 2019		October 31, 2018
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of year	148,722	$7.39	148,722	$7.39
Issued in connection with the Transaction	11,288,149	0.55	-	-
Issued pursuant to subscription receipts	9,964,940	0.55	-	-
Issued in connection with convertible debentures	3,409,091	0.55	-	-
Issued to brokers	757,125	0.44	-	-
Issued to terminate purchase agreement	2,148,117	0.44	-	-
Expired	(131,539)	(6.52)	-	-
Balance, end of year	27,584,605	$0.53	148,722	$7.39

The following tables summarize the outstanding warrants as at October 31, 2019, and October 31, 2018, respectively:

Number of Warrants 2019	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (Years)
17,183	$14.00	November 30, 2019	0.08
757,125	$0.44	November 15, 2020	1.04
21,253,089	$0.55	November 15, 2020	1.04
3,409,091	$0.55	May 1, 2021	1.50
2,148,177	$0.44	June 28, 2023	3.66
27,584,665	$0.53		1.13

Number of Warrants 2018	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (Years)
114,656	$4.90	March 1, 2019	0.33
16,883	$17.50	August 31, 2019	0.83
17,183	$14.00	November 30, 2019	1.08
148,722	$7.38		2.25

d)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	October 31, 2019	October 31, 2018	October 31, 2017
Weighted Average Shares Outstanding, basic	70,928,833	33,437,503	22,432,446
Weighted Average Shares Outstanding, diluted	70,928,833	33,437,503	22,432,446

e)	Share Purchase Options

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options	Weighted Average Exercise Price $
Balance, October 31, 2018	-	$-
Granted	650,000	0.44
Expired	-	-
Balance, October 31, 2019	650,000	$0.44

The following table is a summary of the Company’s stock options outstanding and exercisable as at October 31, 2019:

Options Outstanding				Options Exercisable
Exercise Price CDN$	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price CDN$
$0.44	150,000	2.08	November 30, 2021	150,000	0.44
$0.44	500,000	2.17	January 1, 2022	500,000	0.44
	650,000	2.15		650,000	0.44

OVERALL PERFORMANCE

Grown Rogue’s net losses from operations amounted to $7,622,956 for the year ended October 31, 2019, an increase of $2,655,347 when compared to losses from operations of $4,967,609 for the year ended October 31, 2018. The main component driving the increased loss for the year ended October 31, 2019 are transaction costs of $3,453,790, the majority of which relate to the fair value of shares issued to effect the Transaction. These expenses are not expected to recur in the future.

Revenue for the year ended October 31, 2019 increased by $1,992,855 to $3,924,983, from $1,932,128 in 2018. This increase of 103% is a result of the addition of a sales team member, selective third-party distribution, an increase in the awareness of the Grown Rogue brand and retail partnerships with several of the best multi-door operators in Oregon

Cost of finished cannabis inventory sold for the year ended October 31, 2019 amounted to $2,935,934 compared to $1,889,229 for the year ended October 31, 2018, resulting in gross profit excluding fair value items of $989,049 and $42,899 for the 2019 and 2018 fiscal years respectively. Gross profit for the year ended October 31, 2019 was reduced to $852,599 following the added expense of the realized fair value amounts included in inventory sold of $622,804, less the gain on the unrealized fair value on the growth of the Company’s biological assets of $486,354. For the year ended October 31, 2018, the Company had a gross loss of $413,493 once the realized fair value amounts included in inventory sold of $997,744 were deducted, which was partially offset by the unrealized fair value on the growth of the Company’s biological assets of $541,352. These fair value adjustments related to the growth of the Company’s biological assets relate to increasing the fair value (less costs to sell) of the cannabis crops in various stages of growth prior to harvest and any further processing required to produce inventory available for sale. The valuation of Grown Rogue’s biological assets, and the resulting fair market adjustment, includes several estimates made by management based on inputs that, by their nature, are unobservable as at October 31, 2019 and 2018. These include the average harvest yield, average selling prices, standard costs to bring the plants to harvest, as well as the stage of growth. Changes in these estimates could result in changes to the fair value of the biological assets, as well as the unrealized gain on changes in the fair value of these biological assets.

For the year ended October 31, 2019, the Company realized a gross margin of $852,599. A negative gross margin of $413,493 was incurred during the year ended October 31, 2018. This negative gross margin was a function of a decrease in the sale price of certain products and its effect on the carrying value of the Company’s biological assets and resulting inventory, as well as higher labor costs included in cost of sales as the Company scaled up and trained its labor force in proper cultivation and packaging processes. The higher estimated sale prices for some of the Company’s products over the course of the growth cycle resulted in increased values being ascribed to some of the Company’s inventory based on the valuation methodology for the Company’s biological assets as described above. As the market price was higher during the growth process, a higher fair value was assigned to these assets. Once the growth stage was complete, however, the market price had decreased, such that the carrying value of the inventory was higher than the sales price at the time the product was ready for sale. The Company has since refined its cultivation processes to be more efficient resulting in lower cost of sales and a better gross margin.

Operating expenses for the year ended October 31, 2019 were $8,475,555, an increase of $3,921,439 when compared to expenses of $4,554,116 for the year ended October 31, 2018. The main component driving the increase are transaction costs of $3,453,790, the majority of which relate to the fair value of shares issued to effect the Transaction. In addition, there was a $1,952,789 increase in general and administrative expenses as the Company increased the scope of its operations. Most significant was higher spending related to salaries as the Company continued to increase its number of staff, legal and professional fees related to the evaluation of financings and strategic acquisitions, as well as increased costs related to being a publicly-traded entity, including investor relations and audit fees.

During the years ended October 31, 2017 and 2018, GRUS issued convertible promissory notes with an aggregate face value of $3,395,275. While all of the convertible promissory notes had been repaid or converted by October 31, 2019, the Company continued to incur interest expense and accretion expense during the year ended October 31, 2019. GRUS has also entered into three finance leases for $354,998, in aggregate, and issued convertible debentures with aggregate principal of CDN$1,500,000. Finally, during the year ended October 31, 2019, the Company issued a convertible debenture with a face value of CDN$1,500,000. The result of these various debt financings is interest expense of $245,549 for the year ended October 31, 2019. These amounts represent significant reductions in interest expense when compared to expense of $965,285 for the year ended October 31, 2018. These convertible promissory notes and convertible debentures also gave rise to accretion expense of $153,195 for the year ended October 31, 2019, which represents a decrease when compared to accretion expense of $317,827 incurred during the year ended October 31, 2018.

During the year ended October 31, 2019, the Company issued 650,000 stock options to two consultants, the fair value of which was $113,227. This amount has been expensed as stock-based compensation for the year ended October 31, 2019.

During the year ended October 31, 2019, the Company incurred transaction costs of $3,453,790 which is mainly comprised of the fair value of shares issued to effect the Transaction, as well as professional fees that were specifically related to the Transaction and would not have been incurred otherwise. These expenses are not expected to recur in the future.

In connection with the Transaction, the Company issued 6,600,000 common shares to a company in exchange for the exclusive license to certain intellectual property in the field of development, breeding, cultivating, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products. During the year ended October 31, 2019, the Company wrote-off the value of the license as development of the underlying technology had halted, the result of which a loss on impairment of $1,574,761. Losses of this nature are not expected to recur in the future.

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

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above (See Item 3.D “Key Information, Risk Factors”).

A.	OPERATING RESULTS

Selected Annual Information

The following table reflects the summary of results for the years set out.

	For the Years Ended October 31
	2019 $	2018 $	2017 $
Revenue	3,924,983	1,932,128	156,066
Net loss	(9,476,934)	(7,509,986)	(302,397)
Comprehensive loss	(9,355,014)	(7,509,986)	(302,397)
Net loss per share – basic and diluted	(0.13)	(0.22)	(0.01)
Total Assets	2,932,476	5,366,268	2,914,491
Total non-current financial liabilities	217,633	2,292,634	1,069,239

Revenue

For the year ended October 31, 2019, revenue increased by 1,992,855 to $3,924,983, compared to $1,932,128 for the same twelve-month period ended October 31, 2018. The increase is a result of the addition of a sales team, selective third-party distribution, an increase in awareness of the Grown Rogue brand and retail partnerships with several of the best multi-door operators in Oregon.

	For the Years Ended October 31,
General and Administrative	2019	2018	2017
Bad debt	$54,892	$113,028	$-
Bank fees and foreign exchange	87,621	17,270	2,156
Business license and fees	42,930	35,904	19,362
Commissions	-	-	4,133
Consultants	-	-	9,088
Facility expense	184,774	215,922	123,703
Insurance	10,309	9,194	-
Investor relations	127,248	-	-
Legal and professional	1,550,316	898,599	525,810
Marketing and promotion	209,470	302,401	90,673
Miscellaneous	89,036	56,491	-
Office expense	83,509	36,535	30,845
Repairs and maintenance	18,702	4,243	-
Research and development	28,250	5,233	-
Salaries and benefits	1,938,022	791,518	200,274
Supplies	27,711	11,748	-
Travel	185,570	159,848	43,611
Utilities	22,315	49,952	-
Total	$4,660,675	$2,707,886	$1,049,655

For the year ended October 31, 2019, the Company’s general and administrative costs of $4,660,675 were again significantly higher by $1,952,789 compared to $2,707,886 for the year ended October 31, 2018. The increase in expenses during fiscal 2019 was primarily attributed to an increase in legal and professional fees of $651,717 to $1,550,316 compared to $898,599 in fiscal 2018; and an increase of $1,146,504 in salaries and benefits for fiscal 2019. The increase in legal and professional fees can be attributed to the Transaction.

For the year ended October 31, 2018, the Company’s general and administrative costs increased by $1,658,231 to $2,707,886 versus $1,049,655 for the year ended October 31, 2017. The increase in expenses during fiscal 2018 was primarily attributed to an increase in legal and professional fees of $372,789 to $898,599 compared to $525,810 in fiscal 2017, an increase in marketing and promotion of $211,728, and an increase of $591,244 in salaries and benefits to $791,518 compared to $200,274 recorded in the comparable period in 2017.

Equity Based Compensation

Employees

For the years ended October 31, 2019 and 2018, the Company did not record any expenses for employee equity-based compensation.

Non Employees

For the year ended October 31, 2019, the Company recorded equity-based compensation of $113,227 compared to $1,049,595 for the same period in 2018. The expense was a result of the Company granting 650,000 stock options to two consultants.

During fiscal 2018, the Company recorded equity-based compensation of $1,049,595. The expense is the result of the Company issuing 750 common units to the Company’s CFO/general counsel and 750 common units to the Company’s marketing consultant.

During fiscal 2019, the Company granted the following stock options:

-	On April 5, 2019, the Company granted 650,000 immediately vesting stock options to two consultants. These options are exercisable at $0.44 per share with 150,000 of the options expiring on November 30, 2021 and 500,000 options expiring on January 1, 2022. The Company recorded non-cash equity-based compensation expense of $113,227 during fiscal 2019.

Gain/(Loss) on De-recognition of Derivative Liabilities

During fiscal 2019, the Company record a gain on de-recognition of derivative liabilities in the amount of $39,500 as a result of settlement of a converted promissory note, compared to a loss of $57,500 in fiscal 2018.

Interest

For the year ended October 31, 2019, the Company recorded interest expenses of $245,549 compared to interest expense of $965,285 and $163,543 for the years ended October 31, 2018 and 2017, respectively.

Loss on Debt Settlement

During fiscal 2019, the Company converted debt in the aggregate amount of $116,645 through the issuance of 530,818 common shares of the Company. The fair value of common shares issued was of $121,587 resulting in a loss on debt settlement of $4,942.

Acquisition Costs

During the year ended October 31, 2019, the Company entered into a binding letter of intent (the “LOI”) pursuant to which the Company was to acquire assets including real estate, intellectual property and other assets for aggregate consideration of $3,000,000, subject to certain adjustments. The Company decided to terminate the LOI and, in doing so, incurred acquisition costs of $49,188 which have been expensed in the statement of loss and comprehensive loss.

During the year ended October 31, 2019, the Company entered into a binding agreement for the option to acquire operational control of certain assets in Michigan. The Company decided not to move forward with this acquisition and, pursuant to a termination agreement, issued 2,148,177 warrants. The fair value of the vested warrants of $77,014 has been expensed as an acquisition cost in the statement of loss and comprehensive loss.

Total Other Comprehensive Income (Loss)

Currency Translation Adjustment

For the year ended October 31, 2019, the Company recorded a currency translation adjustment expense of $121,920 included in other comprehensive income.

These translation adjustments are the result of the following. Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of loss and comprehensive loss. For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Net Loss and Comprehensive Loss

Net loss for the year ended October 31, 2019 was $9,476,934 compared with $7,509,986 for the year ended October 31, 2018. The increase in net loss during 2019 was primarily related to the impairment of technology license of $1,574,761, as well as transaction costs related to the Transaction. Comprehensive Loss for the year ended of $9,355,014 included a currency translation adjustment related to the conversion of cash balances and liabilities denominated in currencies other than the Company’s functional currency.

Net loss and comprehensive loss for the year ended October 31, 2018 was $7,509,986 compared to $302,397 for the year ended October 31, 2017. The increase in net loss during 2018, can be summarized as an increase and expansion of operations, mainly as a result of increase in equity-based compensation, finance charges and general and administration costs.

Total Loss per Share, Basic

Total basic loss per share for the year ended October 31, 2019, was $0.13 compared to total basic loss per share of $0.22 and $0.01 for the same twelve-month period in 2018 and 2017, respectively.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

Fiscal 2019

	2019	2019	2019	2019
For the quarter ending	October 31	July 31	April 30	January 31
Net loss for the period	$(2,098,742)	$(931,184)	$(1,648,446)	$(4,798,562)
Loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.02)	$(0.08)

During the quarter ended October 31, 2019, the Company recorded impairment of technology license expense of $1,574,761, gain on de-recognition of derivative liabilities of $39,500, and general and administrative expenses of $831,680.

Fiscal 2018

	2018	2018	2018	2018
For the quarter ending	October 31	July 31	April 30	January 31
Net loss for the period	$(2,512,110)	$(1,460,380)	$(2,146,869)	$(1,390,627)
Loss per share, basic and diluted	$(0.08)	$(0.04)	$(0.06)	$(0.04)

During the quarter ended October 31, 2018, the Company recorded general and administrative expense of $905,856, a loss on de-recognition of derivative liabilities of $57,500, and finance charge expense of $639,259.

	For the Three Months Ended October 31,
General and Administrative	2019	2018	2017
Bad debt	$(86,384)	$85,011	$-
Bank fees and foreign exchange	51,347	6,507	272
Business license and fees	(2,801)	16,913	11,535
Commissions	-	-	4,133
Consultants	-	-	9,088
Facilities expense	(174,875)	37,534	60,935
Insurance	895	2,552	(1,235)
Investor relations	10,674	-	-
Legal and professional	339,398	318,768	383,075
Marketing and promotion	42,874	67,968	60,031
Miscellaneous	74,660	25,681	(6,547)
Office expense	8,994	8,642	30,746
Repairs and maintenance	(102)	223	(1,080)
Research and development	28,250	-	-
Salaries and benefits	525,070	259,892	85,097
Supplies	1,219	11,748	-
Travel	24,070	39,357	22,506
Utilities	(11,611)	25,060	(4,257)
Total	$831,680	$905,856	$654,299

General and administrative expenses for the three months ended October 31, 2019, decreased to $831,680 compared to $905,856 for the same period ended October 31, 2018. For the three months ended October 31, 2019, facilities expense decreased to $(174,875), as a result of an adjustment to depreciation expense at year end, as well as allocation of expense to inventory that also effected repairs and maintenance and utilities expense. For the three months ended October 31, 2019, bad debt expense was negative $86,384 as a result of adjustment to allowance for doubtful accounts for the year.

Net Income (Loss) from Continuing Operations

Net loss from continuing operations for the three months ended October 31, 2019 was $433,824 compared to the three months ended October 31, 2018 of $1,620,825. The most significant expenses incurred during the three months ended October 31, 2019, were general and administrative expenses of $831,680, which were offset by reductions to amortization expense and transaction costs.

Net loss from continuing operations for the three months ended October 31, 2018 was $1,620,825 versus a net income from continuing operations of $257,133 for the three months ended October 31, 2017. During the three months ended October 31, 2018, the Company recorded general and administrative expenses of $905,856. In addition, the Company incurred a negative impact on its cost of sales as a result to fair value adjustments to its biological assets.

Net Income (Loss) and Comprehensive Income (Loss)

Net loss for the three months ended October 31, 2019 was $2,098,742 compared to a net loss of $2,512,110 for the same three-months ended October 31, 2018. This loss was driven by an impairment loss on the technology license acquired in connection with the Transaction.

Net loss for the three months ended October 31, 2018 was $2,510,110 compared to net income of $95,476 for three months ended October 31, 2017. The most significant pieces of this loss during the three months ended October 31, 2018, were the general and administrative costs and unfavorable fair-value adjustments discussed previously, as well as aggregate interest and finance charges of $822,285.

See Item 3.D “Key Information, Risk Factors” for discussion regarding the impact of foreign currency fluctuations on the Company and information on governmental, economic, fiscal, monetary or political policies or factors that could materially affect the Company’s operations.

COMMITMENTS

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount
2020	$144,411
2021	$12,880

b)	During the period ended October 31, 2019, the Company entered into a letter of intent (the “Agreement”) with another party whose assets include the local approval for one retail dispensary in the state of Michigan and a 24,000 square foot indoor manufacturing facility that will include both cultivation and processing when fully constructed. The terms of the Agreement include the following provisions:

●	The Company obtains the option to acquire a 51% interest in the other party, subject to state and regulatory approval, for a one time payment of $250,000 due upon signing of the Agreement;

●	The Company will provide up to $2,000,000 in financing by way of a loan for development and operational build out of the cultivation, processing and dispensary centers of which the Company will be paid back under an established schedule;

●	The Company will have the right to purchase the remaining 49% of the other party for either stock or cash or a combination of both at the earlier of the Company’s stock reaching CDN$1.00 per share on the CSE for a period of ten consecutive days or 24 months from the signing of the Agreement. Unless the other party permits, the Company may not exercise this option for a period of 12 months following the signing of the Agreement; and

●	The Company will also issue 900,000 common shares to the other party based on milestones including signing of the Agreement, production of 500 pounds of dried cannabis flower and achieving $3,000,000 in top line revenue.

The completion of the terms of the Agreement were subject to Michigan regulatory approval and full licensing of the Company at the state level.

c)	Subsequent to the year ended October 31, 2019, the Company’s indirect, majority-owned subsidiary, GR Michigan, LLC, a Michigan limited liability company (“GR Michigan”), entered into an Option to Purchase Controlling Interest, dated February 6, 2020 (the “Option Agreement”), with Golden Harvests, LLC, a Michigan limited liability company (“Golden Harvests”), and the members of Golden Harvests (the “GH Members”).

●	Pursuant to the Option Agreement, GR Michigan acquired an option (the “Option”) to purchase 60% of the membership interests in Golden Harvests from the GH Members (the “GH Interest”).

●	In consideration for the Option and, ultimately, the purchase price for the GH Controlling Interest, GR Michigan will pay the GH Members a total of $810,000 in cash (the “Cash Consideration”) and cause the Company to issue to the GH Members 800,000 shares of the Company’s common stock (the “Stock Consideration”).

●	The Cash Consideration and the Stock Consideration has been or will be paid or issued (as applicable) in tranches as follows: (a) $150,000 of the Cash Consideration was paid within five days after the execution of the Option Agreement and 200,000 shares of the Stock Consideration will be issued within 60 days after the execution of the Option Agreement, (b) $200,000 of the Cash Consideration and 200,000 shares of the Stock Consideration will paid and issued on the 6-month anniversary of the execution of the Option Agreement, (c) $260,000 of the Cash Consideration and 200,000 shares of the Stock Consideration will be paid and issued on the 12-month anniversary of the execution of the Option Agreement, and (d) $200,000 of the Cash Consideration and 200,000 shares of the Stock Consideration will be paid or issued at the closing of the purchase of the GH Interest upon exercise of the Option. GR Michigan has the right to extend the due date for the payments and stock issuances due on each of the 6 and 12-month anniversaries of the execution of the Option Agreement, in each case for up to 60 days, by paying an $25,000 and causing an additional 25,000 shares of the Company’s common stock to be paid or issued, as applicable, to the GH Members.

●	The exercise of the Option was conditioned upon receiving Municipal and State regulatory approvals. In 2021, the Option was cancelled and the New Option (see Item 4.A History and Development of the Company) was exercised.

B.	LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents position was $74,926 as at October 31, 2019 (October 31, 2018 - $826,643). The Company had working capital deficiency of $2,709,527 as at October 31, 2019 compared to a working capital deficiency of $451,545 as at October 31, 2018.

During the year ended October 31, 2019, Grown Rogue spent $3,426,836 on operating activities, compared to cash spent on similar activities of $2,350,357 for the year ended October 31, 2018. These funds were primarily spent on operating expenses, the most significant of which included salaries and wages, professional fees and marketing and promotion, and the repayment of trade debt. The Company invested $217,084 in property and equipment and intangible assets during the year ended October 31, 2019, a decrease compared to investment in similar assets of $1,100,237 during the year ended October 31, 2018. Grown Rogue was able to generate cash of $2,936,328 through financing activities during the year ended October 31, 2019 by way of the issuance of subscription receipts of $2,514,377 and proceeds of the issuance of convertible debentures of $1,105,126, which was offset by other debt repayments of $567,837 and transaction and equity issuance costs. Cash generated during the year ended October 31, 2018 from financing activities was $3,824,038 and was related to the issuance of members’ equity by way of partnership units in the amount of $2,745,861 and the proceeds from long-term debt of $2,649,253. These inflows were offset by debt repayment of $578,250, the payment of transaction costs of $855,679 and debt and equity issuance costs.

The Company’s capital requirements to maintain its properties and fund development and general overhead expenses have been met primarily through the completion of private placements. In the Company’s opinion, the working capital is sufficient for its present requirements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not engage in significant research and development activities. As such, included in general and administrative expenses is spending on research and development activities of $28,250 for the year ended October 31, 2019 (2018 - $5,233).

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

Total sales of cannabis products in Oregon have trended upward since the Company began cannabis operations. For the years ended October 31, 2017, 2018, and 2019, total sales of cannabis products in Oregon were approximately $444 million; $629 million, and $768 million, respectively. The following table summarizes sales prices for indoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2019	2018	2017
Average of monthly ($/lb)	1,151	1,371	2,165
Minimum monthly ($/lb)	995	1,134	1,919
Maximum monthly ($/lb)	1,387	1,968	2,268
First month of year / ending month of year	1,021 / 1,299	1,968 / 1,134	1,919 / 2,268

The following table summarizes sales prices for outdoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2019	2018	2017
Average of monthly ($/lb)	557	701	1,467
Minimum monthly ($/lb)	472	405	1,299
Maximum monthly ($/lb)	799	1,134	1,763
First month of year / ending month of year	522 / 799	1,134 / 599	1,763 / 1,361

Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. The Company’s failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for the Company’s products, which in turn could result in a material adverse effect on the Company.

E.	CRITICAL ACCOUNTING ESTIMATES

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of all of our directors and executive officers as of the date of the filing of this Report, with each position and office held by them in our Company, and the period of their service as a director or as an officer.

Name	Position with the Company	Date First Elected or Appointed
J. Obie Strickler	President, Chief Executive Officer and Director	November 15, 2018
Ryan Kee	Chief Financial Officer, Corporate Secretary and Director	August 18, 2021
Adam August	Senior VP, Grown Rogue Unlimited LLC	February 24, 2020
Abhilash Patel	Director	November 15, 2018
Stephen Gledhill	Director	November 15, 2018
Sean Conacher	Director	August 27, 2020

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

There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any major shareholders, customers, suppliers or others, pursuant to which any named directors or executive officers were selected.

J. Obie Strickler – President, Chief Executive Officer and Director. Mr. Strickler is the President, Chief Executive Officer and Chairman of the Company. He is also CEO, President, and founder of GRUS. He founded Canopy Management, LLC in 2015 to consolidate the three medical facilities he had operated since 2006 within one company. Mr. Strickler formed GRUS in 2016 and entered the Oregon recreational cannabis market with a plan to build a multi-national cannabis brand. Mr. Strickler has been active in the Oregon medical marijuana market since early 2000 where he organically scaled a single 15 plant property to four separate facilities with approximately 200 outdoor plants and 30 lights operating indoors. Mr. Strickler has a BS in Geology from Southern Oregon University and is also an Oregon Professional Geologist. During the time he was financing and overseeing Canopy’s growth he was also the regional manager for a large multi-service environmental company where he oversaw a staff of 15 people before starting his own business in 2011 to provide management services to large natural resource companies primarily in the mining sector. In this role, he was responsible for building and integrating complex technical teams to advance large, world-class, multi-billion-dollar mining projects from exploration through feasibility primarily in base and precious metals. In 2014, Mr. Strickler teamed with aerospace engineers to form HyperSciences, Inc a platform technology company focused on commercializing hypervelocity technology into a variety of industrial applications. Mr. Strickler helped secure a large contract with one of the world’s larger oil and gas providers to solve deep drilling challenges and moved this project through proof of concept before departing to focus on the opportunities in cannabis full time. Mr. Strickler will take his production experience in the cannabis industry and his integration and execution experience from the natural resource industry to build GRUS into a premier cannabis company. Mr. Strickler is 39 years old and is employed on a full-time basis with the Company. Mr. Strickler has not signed a non-competition or non-disclosure agreement with the Company.

Ryan Kee – Mr. Kee is an experienced accounting professional with a history of working in mining in various global jurisdictions. He is skilled in financial reporting, IT integrations, and team building and development. Mr. Kee has a BS in Accounting and Spanish from the University of Idaho, and is a Certified Public Accountant, licensed in Washington state. He has developed financial models to quantitatively describe the cost profiles of operating mines, optimize grade cutoffs, and drive cost reductions. Most recently, he led accounting, supply chain, and IT teams for an operating gold mine in South America, and will apply the best practices learned and developed in mining to cannabis production. Mr. Kee is 38 years old and is employed on a full-time basis with the Company.

Sean Conacher – Mr. Conacher is an experienced executive with a demonstrated history of working in the financial services and marketing sectors. He is skilled in entrepreneurship, venture capital, public and private equity, foreign exchange, options and asset management. He is currently the Chief Strategy Officer of PBIC, a publicly traded investment corporation that offers unique global exposure to the emerging global cannabis and plant-based sector. PBIC’s main objective is to provide shareholders long-term total return through its actively managed portfolio of securities, both public and private, operating in, or that derive a portion of their revenue or earnings from products or services related to the cannabis and plant-based industry. Mr. Conacher is 51 years old and intends to devote the time necessary to serve as a director of the Corporation.

Adam August – Senior VP of Grown Rogue Unlimited. Mr. August is responsible for implementing efficiencies and cost saving strategies along with overseeing the finance, accounting, IT and human resources functions. Mr. August began his career at Harry & David where he worked for 15 years in multiple roles, starting as a Financial Analyst and advancing to the position of Vice President of Finance and Treasurer where he was responsible for the Treasury, Credit, Payroll and FP&A functions for the vertically-integrated retailer. Mr. August graduated Cum Laude in 1998 from Whitman College with a Bachelor’s degree in Economics. He was a recipient for an Academic Excellence Award upon his 2002 graduation with a Master’s degree in Business Administration from the University of Oregon’s Lundquist College of Business. Mr. August is 44 years old. Mr. August has signed a non-competition and non-disclosure agreement with the Company.

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

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended October 31, 2019.

Summary Compensation Table
Name and Principal Position	Year	Salary		Option Based Awards(4)	All Other Compensation(5)		Total Compensation
		($)		($)	($)		($)
J. Obie Strickler, President, CEO, Director	2019	132,000	(1)	Nil	Nil		132,000
Rob Rigg, Chief Marketing Officer	2019	100,605		Nil	14,343	(2)	114,948
Adam August, Chief Financial Officer, Grown Rogue Unlimited, LLC	2019	110,000		Nil	43,840	(3)	153,840
Michael Johnston, Chief Financial Officer	2019	Nil		Nil	173,102	(4)	173,102
Abhilash Patel, Director	2019	71,500	(4)	Nil	Nil		71,500
Stephen Gledhill, Director	2019	115,500	(6)	Nil	Nil		115,500

(1)	Mr. Strickler received $132,000 in salary for fiscal year 2019, but accrued $135,000 for the same period.
(2)	Included in Mr. Rigg’s compensation is the issuance of 75,000 common shares per quarter. During the year ended October 31, 2019, the Company incurred expense of $14,343 related to the fair value of the shares paid and payable to Mr. Rigg.
(3)	Included in Mr. August’s compensation is the issuance of 75,000 common shares per quarter. During the year ended October 31, 2019, the Company incurred expense of $43,840 related to the fair value of shares paid and payable to Mr. August.
(4)	During the year ended October 31, 2019, Forbes Andersen LLP, the accounting firm in which Mr. Johnston is a partner charged $173,102 for services rendered up to and including October 31, 2019. Of this amount, $134,751 was expensed as transaction costs and the remainder was expensed as professional fees.
(5)	Mr. Patel receives monthly compensation of $6,500 per month payable in shares of the Company.
(6)	Mr. Gledhill receives monthly compensation of $10,500, of which $2,000 is paid in cash and $8,500 is payable in shares of the Company.

Outstanding Option-Based Awards

During the period ended October 31, 2019, the Company granted options to purchase 150,000 common shares of the Company to one consultant. Each option allows the holder to purchase one common share of the Company at a price of CDN$0.44 at any point prior to November 30, 2021.

During the period ended October 31, 2019, the Company granted options to purchase 500,000 common shares of the Company to one consultant. Each option allows the holder to purchase one common share of the Company at a price of CDN$0.44 at any point prior to January 1, 2022.

As at October 31, 2019, the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise Price	Stock Options Outstanding	Remaining Contractual Life (Years)	Expiry Date
$0.44	150,000	2.08	November 30, 2021
$0.44	500,000	2.17	January 1, 2022
	650,000	2.15

Compensation Discussion and Analysis

Objective of the Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance of J. Obie Strickler, Adam August and Michael Johnston, its Named Executive Officers (“NEOs”), of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Company views it as an important objective of the Company’s compensation program to ensure staff retention.

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

For the financial year ended October 31, 2018, the Company’s NEO compensation program consisted of the following elements:

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

Stock Option Plan

The Company’s Amended Stock Option Plan (the “Plan”) was adopted by the Board of Directors on January 20, 2012 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on February 24, 2012. The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an “Eligible Individual”) to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us. Directors and officers currently are not remunerated for their services except as stated in “Executive Compensation” above. The Plan was revised on July 21, 2020.

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

Overview of How the Compensation Program Fits with Compensation Goals

The compensation package is designed to meet the goal of attracting, holding and motivating key talent in the highly competitive cannabis industry through salary and providing an opportunity to participate in the Company’s growth through stock options. Through the grant of stock options, if the price of the Company shares increases over time, both the Named Executive Officer and shareholders will benefit.

Incentive Plan Awards

During the year ended October 31, 2019, the Company issued 650,000 stock options, however, no stock options were issued to the Company’s NEOs.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

At October 31, 2019, the Company did not have executive employment agreements in place with any of its Named Executive Officers that include termination or change of control benefits.

The Company has no compensatory plan, contract or arrangement where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

The Company does not compensate its directors based on the number of meetings attended. Mr. Gledhill is paid a monthly fee of $8,500, with $2,000 paid in cash and $6,500 paid with common shares of the Company. Mr. Patel is paid a monthly fee of $6,500 payable in shares of the Company. Aggregate compensation paid to each director during the year ended October 31, 2019 is included in the Executive Compensation table above. As of the date of this Report, none of the Company’s directors has a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

Retirement Policy for Directors

The Company does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company does not maintain directors’ and officers’ liability insurance.

Pension Plans, Retirement Plans, and Similar Benefits

Neither the Company nor its subsidiaries have set aside or accrued any amounts to provide pension, retirement or similar benefits.

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

As of the date of this Report our Board of Directors consists of five directors, two of which are considered “independent directors” in that they are “independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to our best interests, other than interests and relationships arising from their shareholding”. It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

The Company holds meetings as required, at which the opinions of the directors are sought by management and duly acted upon for all material matters relating to the Company.

Directorships

As at October 31, 2019, the following director and officer of the Company also served as a director and/or officer of other reporting issuers, as follows:

Stephen Gledhill	CFO and Corporate Secretary of DelphX Capital Markets Inc. (TSXV)[1] CFO and Corporate Secretary of CO2 Gro Inc. (TSXV)
CFO and Corporate Secretary of POSaBIT Systems Corporation (CSE)
CFO and director of Bhang Inc. (CSE)

[1]	Services by Mr. Gledhill to DelphX Capital Markets Inc. terminated on November 30, 2021.

On February 1, 2021, Mr. Gledhill began providing services to Tombill Mines Limited (TSXV) as Corporate Secretary

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

Each of the Audit Committee and Compensation Committee has a chair and a mandate.

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

Since the beginning of our most recently completed fiscal year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The board is required by the Board Mandate to satisfy our CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board Mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with us, and that directors excuse themselves from both board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and us, in considering transactions and agreements in respect of which directors and executive officers have an interest.

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

Committees of the Board

Our Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of the Audit Committee and a compensation committee (the “Compensation Committee”).

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

All members shall, to the satisfaction of the board, be financially literate (i.e. will have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto), and at least one member shall have accounting or related financial management expertise to qualify as “financially sophisticated”. A person will qualify as “financially sophisticated” if an individual possesses the following attributes:

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

The Committee members will be elected annually at the first meeting of the Board following the annual meeting of shareholders. Each member of the Committee serves at the pleasure of the Board and, in any event, only so long as he or she is a director.

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

●	Annual review and revision of the Charter as necessary with the approval of the board.

●	Review and obtain from the independent auditors annually a formal written statement delineating all relationships between the auditor and us, consistent with Independence Standards Board Standard 1. The Committee shall actively engage in a dialogue with the independent auditors with respect to any relationship that may impact the objectivity and the independence of the auditors and shall take, or recommend that the board take, appropriate actions to oversee and satisfy itself as to the auditors’ independence.

●	Recommending to the board the independent auditors to be retained (or nominated for shareholder approval) to audit our financial statements. Such auditors are ultimately accountable to the board and the Committee, as representatives of the shareholders.

●	Evaluating, together with the board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.

●	Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

○	Bookkeeping or other services related to our accounting records or consolidated financial statements;

○	Financial information systems design and implementation;

○	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

○	Actuarial services;

○	Internal audit outsourcing services;

○	Management functions or human resources;

○	Broker or dealer, investment advisor or investment banking services;

○	Legal services and expert services unrelated to the audit; and

○	Any other services which the Public Company Accounting Oversight Board determines to be impermissible.

●	Approving any permissible non-audit engagements of the independent auditors.

●	Meeting with our auditors and management to review the scope of the proposed audit for the current year, and the audit procedures to be used, and to approve audit fees.

●	Reviewing the audited consolidated financial statements and discussing them with management and the independent auditors. Consideration of the quality our accounting principles as applied in its financial reporting. Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of our audited consolidated financial statement in our Report to Shareholders.

●	Discussing with management and the independent auditors the quality and adequacy of and compliance with our internal controls.

●	Establishing procedures: (i) for receiving, handling and retaining of complaints received by us regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

●	Review and discuss all related party transactions involving us.

●	Engaging independent counsel and other advisors if the Committee determines that such advisors are necessary to assist the Committee in carrying out its duties.

●	Publicly disclose the receipt of warning about any violations of corporate governance rules.

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

As of October 31, 2019 we had 34 employees.

E.	SHARE OWNERSHIP

Shares of our common stock are owned by Canadian residents, United States residents and residents of other countries. The only class of our securities, which is outstanding as of the date of the filing of this Report, is common stock. All holders of shares of our common stock have the same voting rights with respect to their ownership of shares of our common stock.

The following table sets forth as of February 28, 2020, certain information with respect to the amount and nature of beneficial ownership of shares of our common stock held by (i) each person who is a director or an executive officer of ours; and (ii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percentage
J. Obie Strickler	President, Chief Executive Officer and Director	29,085,766	30.77%
Rob Rigg	Chief Marketing Officer	100,000	0.11%
Adam August	Chief Financial Officer, Grown Rogue Unlimited LLC	500,000	0.53%
Michael Johnston	Chief Financial Officer	Nil	Nil
Abhilash Patel	Officer/Director	508,585	0.54%
Stephen Gledhill	Director	185,500	0.20%
All officers and directors as a group (6 persons)(2), (3), (4), (5), (6)		30,379,851	32.14%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 94,518,897 shares of common stock outstanding as of February 28, 2020.

The following table sets forth as of November 4, 2022, certain information with respect to the amount and nature of beneficial ownership of shares of our common stock held by (i) each person who is a director or an executive officer of ours; and (ii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)		Percentage
J. Obie Strickler	President, Chief Executive Officer and Director	34,194,416	(2)	20.04%
Ryan Kee	Chief Financial Officer and Director	97,500	(3)	0.06%
Adam August	Senior VP, Grown Rogue Unlimited LLC	4,036,136	(4)	2.37%
Abhilash Patel	Officer/Director	754,971		0.44%
Stephen Gledhill	Director	44,386		0.03%
Sean Conacher	Director	485,000	(5)	0.28%
All officers and directors as a group (6 persons)(2), (3), (4), (5), (6)		39,612,409		23.22%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 170,632,611 shares of common stock outstanding as of November 4, 2022.
(2)	Mr. Strickler beneficially owns options to acquire 500,000 common shares and warrants to acquire 1,600,000 common shares.
(3)	Mr. Kee owns options to acquire 250,000 common shares.
(4)	Mr. August owns options to acquire 750,000 common shares and warrants to acquire 2,000,000 common shares.
(5)	Mr. Conacher is a director of PBIC.

As of the date of the filing of this Report, to the knowledge of our management, there are no arrangements which, could at a subsequent date result in a change in control of us. As of such date, and except as disclosed herein, our management has no knowledge that we are owned or controlled directly or indirectly by another company or any foreign government.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

There were 94,518,897 issued and outstanding shares of our common stock as of February 28, 2020. As of February 28, 2020, to the best of our knowledge, Mr. Strickler, Mr. Christopher Lancashire, and PBIC were the only persons who held directly or indirectly or exercised control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below. The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Percentage
J. Obie Strickler	29,085,766	30.77%
Plant-Based Investment Corp.	20,000,000	21.16%
Christopher Lancashire	5,568,648	5.89%

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of February 28, 2020.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,076	77,741,976	93.40%	82.25%
USA	62	16,528,476	5.38%	17.49%
All Other	14	248,445	1.22%	0.26%
Total	1,152	94,518,897	100.00%	100.00%

There were 170,632,611 issued and outstanding shares of our common stock as of November 4, 2022. As of November 4, 2022, to the best of our knowledge, Mr. Strickler and Bengal Catalyst Fund, LP were the only persons who held directly or indirectly or exercised control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below. The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
J. Obie Strickler[1]	34,194,416	[1]	20.04%
Bengal Catalyst Fund, LP	24,262,000		14.22%

1.	Mr. Strickler owns options to acquire 500,000 common shares and warrants to acquire 1,600,000 common shares.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of November 4, 2022.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,076	146,743,807	92.44%	85.99%
USA	74	23,640,359	6.36%	13.85%
All Other	14	248,445	1.20%	0.15%
Total	1,164	170,632,611	100.00%	100.00%

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

Canopy Management (a distinct entity from Canopy as defined in Item 4.A History and Development of the Company) sold finished product inventory to GR Gardens on May 1, 2017 payable to Canopy Management in cash when such inventory was processed and sold into the Oregon recreational market. The amount GR Gardens agreed to pay Canopy Management would be reflective of market prices of the product to retail locations (without additional margin for GR Gardens). All inventory previously owned by Canopy Management has been liquidated and the amount owed to Canopy Management was adjusted to reflect market price conditions at the time of sale by GR Gardens in the recreational market. Accordingly, the adjusted amount owed to Canopy Management for the purchased inventory was $180,799. This transaction with Canopy Management was a related party transaction given that, at the time of the agreement, Mr. J. Obie Strickler was the majority owner and sole manager of Canopy Management and the sole owner and manager of Grown Rogue.

Property and Equipment Leases

Obie Strickler, our CEO, currently owns the Trails End Property that is one of the facility properties leased to GRUP. In fiscal year 2019, Trail End Property charged rent of $6,000 per month, of which Grown Rogue paid $4,500 per month in rent for this property. Beginning with the 2019 outdoor harvest, 2.5% of gross sales achieved from this property is payable in cash. The royalty terminated in December 2021. Although this lease began January 1, 2017, Grown Rogue began paying this amount in October, 2017. As such, Grown Rogue had $45,000 of accrued liabilities at October 31, 2019, related to nine months’ rent that went unpaid. The rent owed by GRUP to Mr. Strickler is paid in cash at comparable market rates. During the years ended October 31, 2021, and 2020, rent charged was $73,000 and $77,000, respectively. During the three months ended January 31, 2022, rent charged was $18,000.

Obie Strickler, our CEO, beneficially owns the Lars Property which was leased to GR Gardens during the year ended October 31, 2021. Lease charges of $60,000 were incurred for the year ended October 31, 2021, and lease charges of $45,450 were incurred during the three months ended January 31, 2022.

During the year ended October 31, 2021, Mr. Strickler leased two pieces of mobile equipment to the Company, for which total aggregate payments of $17,802 were made. During the three months ended January 31, 2022, payments totaled $7,630. Monthly payments total $2,543 per month, comprised of payments of $1,994 which terminate in March 2023, and $549, which terminate in July 2022.

Financing Transactions

Effective June 1, 2017, GRUS entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased a convertible non-negotiable promissory note for total principal of $637,775 with simple interest calculated at a rate of 25% per annum. The note, which included any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement was due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GRUS. A balloon interest payment of $30,000 was to the Holder on June 1, 2018. The note did not have a prepayment option under the agreement, unless agreed to in writing by the Holder. In the event GRUS completed a qualified equity financing transaction on or before the maturity date of the promissory note, the holder had the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GRUS at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction. At any time prior to the maturity of the agreement, the Holder had the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GRUS. The conversion price represented an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The conversion valuation represented the following a) $10,000,000 if the holder converted the note within 12 months of the effective date of the note and b) $15,000,000 if the holder converted the note after 12 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principle of $637,775 and unpaid interest of $146,157 were converted into 922.70 common units of GRUS (4,350,823 common shares of the Company).

Effective October 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased two convertible non-negotiable promissory notes for total principal of $250,000 with simple interest calculated at a rate of 50% per annum. The notes, which included any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement were due and payable on the earlier of the following: (a) 12 months from the effective date of the notes; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $15,000 was due to the Holder on day 180. The notes did not have a prepayment option under the agreement, unless agreed to in writing by the Holder. At any time prior to the maturity of the agreement, the Holder had the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GRUS at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction. The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represented the following a) $10,000,000 if the holder converted the note within 6 months of the effective date of the note and b) $15,000,000 if the holder converted the note after 6 months of the effective date of the note, but prior to the note’s maturity. Effective March 31, 2018, the principal and unpaid interest of $46,250 were converted into 332.4 common units of GRUS (1,644,188 common shares of the Company).

On October 2, 2019, the Company borrowed $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days from the CEO of the Company. As at October 31, 2019, accrued interest of $2,384 was incurred.

On October 17, 2019, the Company borrowed $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days from the Senior VP of GRUS. As at October 31, 2019, accrued interest of $1,151 was incurred.

On February 10, 2020, the Company announced the February 2020 Private Placement, pursuant to which PBIC invested CDN$1,500,000 and received with 15,000,000 Units at a price of CDN$0.10 per Unit, with each Unit comprised of one common share and one common share purchase Warrant. Each Warrant is exercisable into one common share at a price of CDN$0.125. In addition, PBIC and the Company entered into the Share Swap, pursuant to which the Company received 2,362,204 common shares of PBIC at a price of $0.635 per share, and PIBC received 15,000,000 shares of the Company at a price of $0.10 per share. PBIC and the Company signed a voting and resale agreement providing that both will be required to vote the shares acquired under the Share Swap as recommended by the other party and were restricted from trading the shares for a period of eighteen months.

February 28, 2020, the Company’s majority-owned subsidiary, GR Michigan, issued the Michigan Debt. Obie Strickler, a director of the Company and the Company’s President and Chief Executive Officer, Adam August, the Senior VP of GRUS, and Abhilash Patel, a director of the Company, or entities affiliated with them, purchased non-negotiable promissory notes from GH Michigan in the original principal amounts of $50,000, $100,000, and $150,000, respectively. The non-negotiable promissory notes purchased by each of Mr. Strickler, Mr. August, and Mr. Patel have the same terms as the non-negotiable promissory notes purchased by other investors in the offering.

On November 23, 2020, a director, Mr. Steve Lightman, prior to his directorship, purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC (“GRD Units”) for $250,000, out of the total of 11.875 GRD Units issued during the year ended October 31, 2021. On April 30, 2021, the Company purchased 6.25 GRD Units from Mr. Lightman for consideration of 1,953,125 common shares with a fair value of $349,809, and 5.625 GRD Units from other parties for consideration of 1,758,813 common shares with a fair value of $315,007. After the Company’s purchases of GRD Units, Grown Rogue Distribution, LLC returned to being a wholly owned subsidiary.

On February 5, 2021, the Company completed the February 2021 Private Placement 2nd Tranche, comprised of 8,200,000 units (the “Units”) at CDN$0.16 per Unit for proceeds of CDN$1,312,000 (US$1,025,000). Each Unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CDN$0.20 and a term of two years. Related party subscribers include the following: the CEO subscribed to 1,600,000 Units; the CFO of GR Unlimited subscribed to 2,000,000 Units; a key Company operations manager subscribed to 1,000,000 Units; and PBIC subscribed to 2,000,000 Units.

On March 5, 2021, PBIC invested an aggregate total of $394,546 in the March 5, 2021, Special Warrant offering, for which PBIC received 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CDN$0.30 for a period of two years.

On December 9, 2021, the Company announced that it had closed the December 2021 Private Placement for total gross proceeds of $1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CDN$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested USD$300,000 in the Private Placement and received 3,038,400 common shares of the Company, and Bengal Catalyst Fund, LP, invested USD$1,000,000 and received 10,128,000 common shares of the Company.

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	October 31, 2019	October 31, 2018	October 31, 2017
Short term employee benefits	$408,500	$533,568	$235,504
Equity-based compensation	$118,840	$1,049,565	-
	$527,340	$1,583,133	$235,504

The following balances owing to key management personnel which are included in trade and other payables are unsecured, non-interest bearing and due on demand:

	October 31, 2019	October 31, 2018
Short term employee benefits and reimbursables payable to key managers	$211,353	$94,000
Deferred lease amounts payable to CEO	45,000	45,000
Amount due to Canopy Management, related to CEO	180,799	180,799
	$437,152	$247,799

During the year ended October 31, 2019, the Company incurred employee/director fees of $22,000 with the spouse of the Company’s CEO, Ms. Sarah Strickler. During the three months ended January 31, 2022, and the years ended October 31, 2021 and 2020, the Company incurred compensation expense of $15,000, $58,020, and $59,500, respectively, for Ms. Strickler’s employment services. During the year ended October 31, 2020, Ms. Strickler was granted 500,000 options, exercisable to acquire 500,000 common shares of the Company at a price of CDN$0.15 per share for four years from the date of the grant.

During the year ended October 31, 2019, the Company incurred fees related to marketing and promotion services of $183,674 from two companies owned by the Company’s Chief Strategy Officer. The Chief Strategy Officer’s services to the Company terminated during the year ended October 31, 2019.

Subsequent to October 31, 2019, the options to purchase common shares were granted to key management personnel, summarized in the following table:

Key Management Person	Name	Number of options granted	Strike Price	Term	Number of options cancelled
Senior VP of GRUS	Adam August	750,000	CDN$0.15	Four years	Nil
Chief Financial Officer	Ryan Kee	250,000	CDN$0.15	Four years	Nil
Chief Operating Officer	Thomas Fortner[1]	500,000	CDN$0.15	Four years	500,000
Chief Market Officer	Robert Rigg[2]	750,000	CDN$0.15	Four years	750,000

[1]	Employment terminated in December 2021.
[2]	Employment terminated in May 2021.

Inter-Company Balances

As at October 31, 2019, the inter-company balance due from Grown Rogue Unlimited LLC to Grown Rogue Canada Inc, was $1,618,595.

As at October 31, 2019, the inter-company balance due from Grown Rogue Unlimited LLC to Grown Rogue International Inc was $863,226.

As at October 31, 2019, the inter-company balance due from Grown Rogue International Inc. to Grown Rogue Canada Inc. was $309,065.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated Financial Statements for the fiscal years ended October 31, 2019, 2018 and 2017 and the notes thereto required as part of this Report are filed under Item 18 of this Report.

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

Common Shares

Our authorized capital consists of an unlimited number of shares of our common stock without par value, of which 73,219,916 were issued and outstanding as of October 31, 2019. All shares are initially issued in registered form. There are no restrictions on the transferability of shares of our common stock imposed by our Articles of Amalgamation. Holders of shares of our common stock are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of shares of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at October 31, 2019.

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

Our common stock is quoted for trading on the OTC Markets under the symbol “GRUSF” and listed on the Canadian Securities Exchange (“CSE”), under the symbol “GRIN”. During the past three years, there have been two suspensions of trading for failure to timely file financial reports: trading of our common stock ceased over the OTC Markets in March 2020 and the CSE ceased trading of our common stock in March 2020, both associated with the same filing delay. On March 24, 2020, the Company rectified the default situation that gave rise to the suspension of trading, and trading on the CSE and OTC Markets resumed. The Securities and Exchange Commission’s (“SEC”) amendments to Rule 15c2-11 went into effect September 28, 2021, and on that date, quotations on the OTC Markets were no longer publishable due to lack of current information about the Company. Quotations on the OTC Markets may resume after filing this Report, and Form 20-F for the years ended October 31, 2021 and 2020.

Our common stock became eligible for trading on October 22, 2009 on the Over the Counter Bulletin Board (“OTCBB”) under the symbol (“EGNKF”). Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol (“EFRDF”). Prior to our common stock being included on the OTC Markets, our common stock had not publicly traded in the United States. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012. On August 31, 2014 we completed a 1-for-10 stock consolidation and following commenced trading under the symbol (“EGFDF”). On February 1, 2016, we changed our name to Intelligent Content Enterprises Inc. and completed a 1-for-10 stock consolidation and following commenced trading on the OTCQB under the symbol (“ICEIF”). On May 26, 2017, we changed our name from Intelligent Content Enterprises Inc., to Novicuis Corp., and completed a 1-for-10 stock consolidation and following commenced trading on the OTCQB under the symbol (“NVSIF”). On November 15, 2018, the Transaction was consummated and prior to the close of the Transaction we completed a 1-for-1.4 stock consolidation.

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

Articles of Amendment dated January 14, 1985

By Articles of Amendment dated January 14, 1985, our Certificate of Incorporation (as amended, the “Articles”) was amended as follows:

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

Articles of Amendment dated effective November 1, 2018

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

Bylaws

At the Annual and Special Meeting of Shareholders held on February 24, 2012, shareholders approved a resolution to repeal and replace the Company’s By-Law No. 1 and Special By-Law No. 1 (the “Old By-Laws”) with a new By-Law No. 1 (as amended, the “Bylaws”) in order to reflect the current circumstances and practices of the Company and certain amendments to the Business Corporations Act (Ontario) (the “OBCA”), which came into force on August 1, 2007.

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

Under our Articles and Bylaws, our Board of Directors may, without the authorization of our shareholders, (i) borrow money upon our credit; (ii) issue, reissue, sell or pledge debt obligations of ours; whether secured or unsecured (iii) give a guarantee on behalf of us to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of ours to secure obligations (Bylaws, Article 13.1).

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

Shareholders of record must be given notice of any meeting not less than 21 days or more than 50 days before the date of the meeting or as otherwise prescribed by applicable laws. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors’ report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting (Bylaws, Article 9.4). Our Board of Directors is permitted to fix a record date for any meeting of the shareholders that is between 30 and 60 days prior to such meeting or as otherwise prescribed by applicable laws. (Bylaws, Article 9.6). The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Company and others who, although not entitled to vote are entitled or required under any provision of the OBCA or the Articles or the Bylaws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting (Bylaws, Article 9.9).

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

The Company leases approximately 64 acres of real property in Jackson County, Oregon, commonly known as 3100 N. Foothill Road, Medford, Oregon, 97504, through that certain Commercial Lease Agreement, dated March 17, 2021, between Naumes, Inc., and GR Gardens.

The Company leases property located at 655 Rossanley Drive, Medford, Oregon, pursuant to that certain Commercial Lease Agreement, dated January 31, 2017, between VWPP, LLC, and GRUP. This property is subleased by GRUP to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated January 31, 2017, between GRUP and GR Gardens.

The Company leases property located at 550 Airport Road, Medford, Oregon, pursuant to that certain Commercial Lease Agreement, assumed on April 14, 2022, between Airport Road LLC and GRUP.

In February 2020, the Company acquired a 60% controlling interest in Golden Harvests (see Item 4(A) History and Development of the Company). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the year ended October 31, 2021, the Company’s majority-controlled subsidiary, GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy, majority-owned by the CEO, signed the New Option, with terms similar to the Option Agreement. Canopy had already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate the New Option. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy, which, when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in the Option Agreement. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and is prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expects to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021, and until we exercise the option to acquire 87% of Canopy, it will be consolidated with a 100% non-controlling interest. The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of US$1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of US$158,182, and cash payments and cash payable of US$849,537.

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations of HSCP for $3,000,000 of total agreed-upon consideration. The Company also executed the MSA with HSCP. The Company operated the growing facility under the MSA until the acquisition of the growing assets obtained regulatory approval. On April 14, 2022, the transaction closed with modifications to the original terms: the retail dispensary purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed payments of $500,000 due on August 1, 2022, and US$750,000 due on May 1, 2023.

Agreements pertaining to various equity financing arrangements are described in Item 4(A) History and Development of the Company, and the details of equity and debt and debenture financing agreements through October 31, 2019, are described in the notes to the financial statements in Item 18 Financial Statements.

On March 20, 2020, debt proceeds of $600,000 were received under a secured debt investment of $600,000 (the “Michigan Debt”). The Michigan Debt carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests (the “Royalty”). The Royalty commences on the date that repayments equal to principal have been made for a period of two years. The Royalty maximum is two times the amount of principal invested and the Royalty minimum is equal to the principal loaned; the Company expects to pay the Royalty maximum by July 2023. The Company has the right but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method, using an effective interest rate of 73%. Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000, was loaned by a director of the Company.

On November 23, 2020, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000.

On December 2, 2020, debt was issued by Grown Rogue Gardens, LLC with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date can be extended by up to six-months for a $1,000 fee per $10,000 of principal extended.

On January 27, 2021, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000.

On February 4, 2021, a note payable for $100,000 was issued to satisfy a milestone payment due to the seller of Golden Harvests. The note is payable 12 months from the issue date and accrues interest at $2,000 per month. This note payable was reclassified to acquisition consideration concurrent with the acquisition of Golden Harvests by Canopy.

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests concurrent with the acquisition of Golden Harvests by Canopy. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000.

On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC in the amount of $800,000 which was to be fully advanced by September 30, 2021. Proceeds received are $600,000 through the date of this Report. This note matures on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms of the note require the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage will be determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments will be used to pay down the outstanding principal on a monthly basis. The note will automatically terminate when the full amount of any outstanding principal plus the applicable participation payments are paid prior to the maturity date. Should the participation payments fully repay the principal amount prior to the maturity date then the note will automatically terminate. The note bears no stated rate of interest, and in the event of default, the note will bear interest at 15% per annum. The note is reported at amortized cost using an effective interest rate of approximately 1.9%.

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

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of shares of our common stock which are quoted on the OTC Markets, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the “Treaty”) entitled to the full benefit of the Treaty and is not a resident, or deemed to be a resident, of Canada, deals at arm’s length and is not affiliated with the Company, did not acquire shares of our common stock by virtue of employment, is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the Income Tax Act (Canada) (the “ITA”), holds shares of our common stock as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her Company in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a “non-resident holder”).

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

●	Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

●	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		October 31, 2019		October 31, 2018
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Derivative liabilities	3	249,320	249,320	148,500	148,500

Loans and receivables:
Cash and cash equivalents		74,926	74,926	826,643	826,643
Accounts receivable, net		99,188	99,188	252,908	252,908
Other receivables		35,235	35,235	52,843	52,843

Other liabilities at amortized cost:
Accounts payable and accrued liabilities		1,526,855	1,526,855	2,382,694	2,382,694
Non-current accrued liabilities		180,799	180,799	-	-
Finance lease payable		142,205	142,205	196,814	196,814
Convertible debentures		1,995,609	1,995,609	931,099	931,099
Long-term debt		150,000	150,000	50,000	50,000
Unearned revenue		35,000	35,000	-	-
Interest payable		55,829	55,829	470,134	470,134
Convertible promissory notes		-	-	1,299,376	1,299,376

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $174,114 as at October 31, 2019 (October 31, 2018 - $1,079,551). The allowance for doubtful accounts at October 31, 2019 is $129,131 (October 31, 2018 - $106,443).

As at October 31, 2019 and October 31, 2018, the Company’s trade accounts receivable were aged as follows:

	October 31, 2019	October 31, 2018
Current	$51,672	$129,157
1-30 days	500	114,821
31 days- older	176,148	115,373
Allowance for doubtful accounts	(129,131)	(106,443)
	$99,188	$252,908

The change in the provision for expected credit losses is as follows:

	October 31, 2019	October 31, 2018
Balance, beginning of year	$106,443	$-
Additional allowance	121,793	111,528
Amounts collected	(66,902)
Amounts used	(32,203)	(5,085)
Balance, end of year	$129,131	$106,443

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. At October 31, 2019, the Company has current assets of $1,432,962 (October 31, 2018 - $2,869,694) and current liabilities of $3,914,278 (October 31, 2018 - $3,321,239), which resulted in working deficit of $2,481,316 (October 31, 2018 - working capital deficit of $451,545).

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2-3
Accounts payable and accrued liabilities	$1,526,855	$180,799
Current portion of long-term debt	150,000	-
Convertible debentures	1,995,609	-
Unearned revenue	35,000	-
Interest payable	55,829	-
Deferred rent	-	24,505
Finance leases payable	129,876	12,329
Derivative liabilities	249,320	-
	$4,142,489	$217,633

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)	Currency Risk

As at October 31, 2019, the Company has accounts payable of CDN$564,663, accrued liabilities of CDN$100,435 and convertible debentures of CDN$3,000,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

	October 31, 2019		October 31, 2018
	Increase	Decrease	Increase	Decrease
Percentage change in CDN Dollar	In total loss from a change in % in the CDN Exchange Rate ($)		In total loss from a change in % in the CDN Exchange Rate ($)
5%	132,250	(132,250)	-	-
10%	279,197	(279,194)	-	-
15%	443,426	(443,426)	-	-

(ii)	Interest Rate Risk

At October 31, 2019 and October 31, 2018, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITORY SHARES

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including our chief executive officer, J. Obie Strickler and Chief Financial Officer, Ryan Kee, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this Report (the “Evaluation Date”). Based on this evaluation, our chief executive officer and chief financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to us, required to be disclosed in our reports filed with the U.S. Securities and Exchange Commission (“SEC”) reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2019, based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of October 31, 2019, we had two significant deficiencies, the combination of which result in a more than remote likelihood that a material misstatement of the annual or interim financial statements, thereby comprising a material weakness: 1) the lack of adequate accounting and finance personnel with the experience and expertise required to complete period-end close and financial reporting in accordance with IFRS; and 2) lack of a control to ensure the review, approval, and execution of contracts by appropriate personnel, and lack of a formal repository of such contracts available to accounting staff. In order to address these significant deficiencies, management has: employed a Chief Accounting Officer (now the Chief Financial Officer) to oversee the close & financial reporting process and ensure application of IFRS to routine and non-routine transactions and consolidated financial statements; and implemented a contract repository maintained by the accounting staff.

Our independent auditor was not engaged to express an opinion on the effectiveness of our internal control over financial reporting. Had an independent auditor been engaged to do so, additional control deficiencies may have been identified.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there have been no changes in our internal control over financial reporting that occurred during the year ended October 31, 2019 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Since the beginning of our most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The board is required by the Board Mandate to satisfy our CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board Mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with us, and that directors excuse themselves from both board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and us, in considering transactions and agreements in respect of which directors and executive officers have an interest. Our Code applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions of the Company. There have been no waivers of our Code granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or similar persons during the period covered by this Report.

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

During fiscal 2019 and 2018 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company’s most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants (“DMCL”) for the year ended October 31, 2019 and for professional fees rendered by Turner, Stone & Company, LLP, Chartered Accountants for the year ended October 31, 2018 are as follows:

Nature of Services	Fees Paid to Auditor for Year-ended October 31, 2019	Fees Paid to Auditor for Year-ended October 31, 2018
Audit Fees(1)	$35,806	$40,959
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
TOTALS	$35,806	$40,959

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	“Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.

3.	“Tax Fees” include fees for all professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.

4.	“All Other Fees” include all fees for products and services provided by the Company’s auditors not included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Resignation of MNP LLP

MNP LLP, Chartered Accountants (“MNP”) tendered their resignation, as auditors of the Company effective October 31, 2019.

The resignation of MNP was considered and approved by the Board of Directors of the Company.

MNP’s reports on the Company’s financial statements for fiscal years ended October 31, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended October 31, 2018 and 2017, there were no (i) disagreements with MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events.

Appointment of DMCL LLP

Effective November 14, 2019, directors of the Company approved the appointment of DMCL LLP (“DMCL”), as successor auditors for the year ended October 31, 2019.

During the two fiscal years ended October 31, 2018 and 2017, neither we nor anyone on our behalf consulted DMCL regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided us that DMCL concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with DMCL or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

Our First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 were previously filed by Registrant on Form 6-K on November 14, 2019 (Exhibit 15.2).

Resignation of DMCL LLP

DMCL tendered their resignation as auditors of the Company effective November 16, 2021.

The resignation of DMCL was considered and approved by the Board of Directors of the Company.

DMCL’s reports on the Company’s financial statements for the fiscal years ended October 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles

During the two fiscal years ended October 31, 2020 and 2019, there were no (i) disagreements with DMCL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events.

Appointment of Turner, Stone and Company, LLP

Effective December 6, 2021, directors of the Company approved the appointment of Turner, Stone and Company, LLP (“Turner”) as successor auditors for the year ended October 31, 2021. Turner also audited the financial statements of GRUS for the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017.

During the two fiscal years ended October 31, 2020 and 2019, neither we nor anyone on our behalf consulted Turner regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided us that Turner concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with Turner or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

Our First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 were previously filed by Registrant on Form 6-K on January 10, 2022 (Exhibit 15.3).

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Grown Rogue International Inc., (Formerly: Novicious Corp.) for the years ended October 31, 2019, 2018 and 2017, comprised of the following:

(a)	Independent Auditor’s Report of Registered Public Accounting Firm, MNP LLP, Chartered Accountants for the years ended October 31, 2018 and 2017;

(b)	Independent Auditor’s Report of Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for the year ended October 31, 2019;

(b)	Consolidated Statements of Financial Position as at October 31, 2019 and 2018;

(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended October 31, 2019, 2018 and 2017;

(d)	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended October 31, 2019, 2018 and 2017;

(e)	Consolidated Statements of Cash Flows for the years ended October 31, 2019, 2018 and 2017;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (4)
1.11	Articles of Amendment, effective March 16, 2012 (5)
1.12	Articles of Amendment, effective August 25, 2014 (6)
1.13	Articles of Amendment, effective February 1, 2016 (7)
1.14	Articles of Amendment, effective February 29, 2016 (8)
1.15	Articles of Amendment, effective May 26, 2017 (9)
1.16	Articles of Amendment, effective November 1, 2018 (13)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
4.2	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
8.1	Subsidiaries of Grown Rogue International Inc. (12)
12.1	Section 302 Certification of Chief Executive Officer (12)
12.2	Section 302 Certification of Chief Financial Officer (12)
13.1	Section 906 Certification of Chief Executive Officer (12)
13.2	Section 906 Certification of Chief Financial Officer (12)
15.1	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
15.2	First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 (15)
15.3	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on November 14, 2019
(16)	Previously filed by Registrant on Form 6-K on December 7, 2021

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Grown Rogue International Inc.

By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	President & Chief Executive Officer

Date: November 4, 2022

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. (Formerly: Novicius Corp.) for the years ended October 31, 2019, 2018 and 2017, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone, and Company, LLP, Certified Public Accountants for the years ended October 31, 2018 and 2017;	F-1
(b)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the year ended October 31, 2019;	F-2
(c)	Consolidated Statements of Financial Position at October 31, 2019 and 2018:	F-3
(d)	Consolidated Statements of Operations and Comprehensive Loss for the years ended October 31, 2019, 2018 and 2017;	F-4
(e)	Consolidated Statements of Equity Holders' Deficit for the years ended October 31, 2019, 2018 and 2017;	F-5
(f)	Consolidated Statements of Cash Flows for the years ended October 31, 2019, 2018 and 2017;	F-7
(g)	Notes to the Consolidated Financial Statements.	F-8

Consolidated Financial Statements

Grown Rogue International Inc.

As at and For the Years Ended October 31, 2019 and 2018

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Grown Rogue International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grown Rogue International Inc. (the “Company”) as of October 31, 2019, the related statements of loss and comprehensive loss, changes in equity holders’ deficit, and cash flows for the year ended October 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019, and its financial performance and its cash flows for the year ended October 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2019. In 2021 we became the predecessor auditor.

Vancouver, Canada

November 4, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grown Rogue Unlimited, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grown Rogue Unlimited, LLC (the “Company”) as of October 31, 2018, and 2017 and the related consolidated statements of operations, changes in members’ deficit and cash flows for the year ended October 31, 2018 and the period from October 31, 2016 through October 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended October 31, 2018 and the period from October 31, 2016 through October 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Turner, Stone & Company, LLP

We have served as the Company’s auditor since 2021.

Dallas, Texas

June 8, 2022

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	October 31, 2019	October 31, 2018
	$	$
ASSETS
Current assets
Cash	74,926	826,643
Accounts receivable (Note 23)	99,188	252,908
Other receivable	35,235	52,843
Biological assets (Note 5)	156,589	149,617
Inventory (Note 6)	940,715	1,380,101
Prepaid expenses	126,309	207,582
Total current assets	1,432,962	2,869,694
Property and equipment (Note 7)	1,464,917	1,575,921
Intangible assets	34,597	64,974
Deferred transaction costs (Note 2)	-	855,679
TOTAL ASSETS	2,932,476	5,366,268
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,526,855	2,382,694
Finance lease payable (Note 9)	129,876	99,134
Convertible promissory notes (Note 11)	-	265,277
Convertible debentures (Note 12)	1,995,609	-
Due to employee/director (Note 22)	-	104,000
Current portion of long-term debt (Note 10)	150,000	-
Unearned Revenue	35,000	-
Interest payable (Notes 10, 11, and 12)	55,829	470,134
Derivative liabilities (Note 12)	249,320	-
Total current liabilities	4,142,489	3,321,239
Accrued liabilities (Note 8)	180,799	-
Finance leases payable (Note 9)	12,329	97,680
Convertible promissory notes (Note 11)	-	1,034,099
Convertible debentures (Note 12)	-	931,099
Long-term debt (Note 10)	-	50,000
Deferred rent	24,505	31,256
Derivative liabilities (Note 11)	-	148,500
TOTAL LIABILITIES	4,360,122	5,613,873
Equity Holder’s Deficit
Members’ capital (Note 13)	-	4,701,773
Share capital (Note 14)	12,647,930	-
Shares to be issued (Note 16)	5,136	720,516
Equity component of convertible debentures (Note 12)	-	132,000
Contributed surplus	2,890,435	2,010,489
Accumulated other comprehensive income	121,920	-
Accumulated deficit	(17,112,605)	(7,812,383)
Equity attributable to shareholders of the Company	(1,447,184)	(247,605)
Non-controlling interest (Note 29)	19,538	-
TOTAL EQUITY	(1,427,646)	(247,605)
TOTAL LIABILITIES & EQUITY	2,932,476	5,366,268

Going Concern (Note 1)
Commitments (Note 26)
Subsequent Events (Note 30)

Approved on behalf of the Board of Directors

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Operations and Comprehensive Loss

Expressed in United States Dollars

Years ended October 31,	2019	2018	2017
Revenue	3,924,983	1,932,128	156,066
Cost of finished cannabis inventory sold (Note 6)	(2,935,934)	(1,889,229)	(151,663)
Gross profit, excluding fair value items	989,049	42,899	4,403
Realized fair value amounts included in inventory sold	(622,804)	(997,744)	-
Unrealized fair value gain on growth of biological assets (Note 5)	486,354	541,352	985,515
Gross profit (loss)	852,599	(413,493)	989,918
Expenses
Accretion expense (Notes 11 and 12)	153,195	317,827	33,191
Amortization of intangible assets	31,373	18,762	-
Amortization of property and equipment (Note 7)	63,295	460,046	45,926
General and administrative (Notes 22 and 24)	4,660,675	2,707,886	1,049,655
Equity based compensation (Notes 13 and 19)	113,227	1,049,595	-
Transaction costs (Note 2)	3,453,790	-	-
Total expenses	8,475,555	4,554,116	1,128,772
Loss from operations	(7,622,956)	(4,967,609)	(138,854)
Interest expense (Notes 10, 11, and 12)	(245,549)	(965,285)	(163,543)
Other income	16,733	-	-
Finance charge expense (Note 14)	-	(1,510,489)	-
Gain/(Loss) on derecognition of derivative liability (Note 11)	39,500	(57,500)	-
Loss on disposal of property and equipment	(70,403)	(9,103)	-
Acquisition costs (Note 27)	(126,202)	-	-
Impairment of technology license (Note 13)	(1,574,761)	-	-
Debt issuance costs (Note 12)	(10,165)	-	-
Change in fair value of derivative liability (Note 12)	121,811	-	-
Loss on debt settlement (Note 14)	(4,942)	-	-
Net Loss	(9,476,934)	(7,509,986)	(302,397)
Other Comprehensive Income
Currency translation adjustment	121,920	-	-
Comprehensive Loss	(9,355,014)	(7,509,986)	(302,397)
Loss per Share - basic and diluted	$(0.13)	$(0.22)	$(0.01)
Weighted Average Number of Common Shares Outstanding - basic and diluted	70,928,833	33,437,503	22,432,446
Net Loss Attributable to:
Non-controlling Interest	(176,712)	-	-
Equity shareholders of the Company	(9,300,222)	(7,509,986)	(302,397)
Net loss	(9,476,934)	(7,509,986)	(302,397)
Comprehensive Loss Attributable to:
Non-controlling Interest	(176,712)	-	-
Equity shareholders of the company	(9,178,302)	(7,509,986)	(302,397)
Comprehensive Loss	(9,355,014)	(7,509,986)	(302,397)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders’ Deficit

Expressed in United States Dollars

	Number of Common Shares		Common Units	Round Preferred Units	Total Member’s Capital	Shares to be issued	Component of Convertible Debentures	Contributed Surplus		Accumulated Deficit			Total Equity Holders’ Deficit
			$	$	$	$	$	$		$			$
Balance – October 31, 2016	-	-	-	-	-	-	-	-	-	-	-	-	-
Common units issued for cash	22,432,446		100	-	100	-	-	-		-			100
Net loss	-	-	-	-	-	-	-	-	-	(302,397)	-	-	(302,397)
Balance - October 31, 2017	22,432,446	-	100	-	100	-	-	-	-	(302,397)	-	-	(302,297)
Common units issued pursuant to conversion of notes payable	9,159,871		2,152,134	-	2,152,134	-	-	-		-			2,152,134
Seed Round Preferred Units issued for cash	4,007,236		-	1,300,345	1,300,345	-	-	-		-			1,300,345
Common units issued for cash	925,000		225,000	-	225,000	-	-	-		-			225,000
Common units issued to service providers	4,182,320		1,049,595	-	1,049,595	-	-	-		-			1,049,595
Unit purchase options granted	-		-	-	-	-	-	1,510,489		-			1,510,489
Unit purchase option purchased	-		-	-	-	-	-	500,000		-			500,000
Issuance of convertible debentures	-		-	-	-	-	132,000	-		-			132,000
Subscription proceeds	-		-	-	-	720,516	-	-		-			720,516
Issuance costs	-		-	(25,401)	(25,401)	-	-	-		-			(25,401)
Net loss	-	-	-	-	-	-	-	-	-	(7,509,986)	-	-	(7,509,986)
Balance - October 31, 2018	40,706,873	-	3,426,829	1,274,944	4,701,773	720,516	132,000	2,010,489	-	(7,812,383)	-	-	(247,605)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders’ Deficit

Expressed in United States Dollars

	Number of Common Shares	Share Capital	Common Units	Round Preferred Units	Total Member’s Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Currency Translation Reserve	Accumulated Deficit	Non-Controlling Interest	Total Equity Holders’ Deficit
Balance - October 31, 2018	40,706,873	-	3,426,829	1,274,944	4,701,773	720,516	132,000	2,010,489	-	(7,812,383)	-	(247,605)
Common units issued pursuant to conversion of notes payable	5,465,877	-	1,451,400	-	1,451,400	-	-		-	-	-	1,451,400
Common units issued pursuant to technology license agreement	6,600,000	-	1,574,761	-	1,574,761	-	-		-	-	-	1,574,761
Common units issued pursuant to exercise of purchase option	4,202,429	-	1,218,784	-	1,218,784	-	-	(1,218,784)	-	-	-	-
Subscription receipts	-	-	-	-	-	554,000	-		-	-	-	554,000
Common units issued pursuant to subscription receipts	3,771,023	-	913,698	-	913,698	(1,274,516)	-	360,818	-	-	-	-
Exchange of Units for common shares pursuant to the Transaction	-	9,860,416	(8,585,472)	(1,274,944)	(9,860,416)	-	-		-	-	-	-
Common units issued to existing shareholders of the Company pursuant to the Transaction	3,773,689	900,403	-	-	-	-	-		-	-	-	900,403
Common shares issued to former debt holders of the Company	839,790	200,651	-	-	-	-	-	79,237	-	-	-	279,888
Common shares pursuant to acquisition of Grown Rogue Canada	100,000	23,860	-	-	-	-	-	-	-	-	-	23,860
Common shares issued pursuant to subscription receipts	6,193,917	1,479,947	-	-	-	-	-	584,430	-	-	-	2,064,377
Fair value of broker warrants	-	(50,508)	-	-	-	-	-	50,508	-	-	-	-
Issuance costs	-	(143,786)	-	-	-	-	-	(56,781)	-	-	-	(200,567)
Fair value of Grown Rogue Canada replacement warrants	-	-	-	-	-	-	-	893,646	-	-	-	893,646
Debt settlements	-	-	-	-	-	5,136	-	-	-	-	-	5,136
Common shares issued for services	1,035,500	255,360	-	-	-	-	-	-	-	-	-	255,360
Common shares issued for debt	530,818	121,587	-	-	-	-	-	-	-	-	-	121,587
Stock based compensation expenses	-	-	-	-	-	-	-	112,080	-	-	-	112,080
Issuance of common share purchase warrants	-	-	-	-	-	-	-	74,792	-	-	-	74,792
Derivative Liability	-	-	-	-	-	-	(132,000)	-	-	-	-	(132,000)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	121,920	-	-	121,920
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	196,250	196,250
Net loss	-	-	-	-	-	-	-	-	-	(9,300,222)	(176,712)	(9,476,934)
Balance - October 31, 2019	73,219,916	12,647,930	-	-	-	5,136	-	2,890,435	121,920	(17,112,605)	19,538	(1,427,646)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flows

Expressed in United States Dollars

Years ended October 31,	2019	2018	2017
Cash provided by (used in)	$	$	$
Operating activities
Net loss	(9,476,934)	(7,509,986)	(302,397)
Adjustments for non-cash items in net loss
Amortization of property and equipment	63,295	460,046	45,926
Amortization of intangible assets	31,373	18,762	-
Unrealized gain on changes in fair value of biological assets	(486,354)	(541,352)	(985,515)
Equity based compensation	113,227	1,049,595	-
Services paid in shares or membership units	322,985	-	-
Amortization of debt issuance costs	64,914	-	1,151
Change in fair value of derivative liability	(121,811)	-	-
Accretion expense	153,195	317,827	33,191
Finance charge expense	-	1,510,489	-
Loss on disposal of property and equipment	70,403	9,103	-
Transaction costs	3,453,790	-	-
Services settled by issuance of long-term debt	-	26,487	-
(Gain)/loss on recognition of derivative liability	(39,500)	57,500	-
Acquisition costs	126,202	-	-
Impairment of technology license	1,574,761	-	-
Bad debt expense	54,892	-	-
Effects of foreign exchange	153,003	-	-
Loss on debt settlement	4,509	-	-
Noncash Items In Net Loss	(3,938,050)	(4,601,529)	(1,207,644)
Changes in non-cash balances related to operations (Note 20)	511,214	2,251,172	511,136
Net cash used in operating activities	(3,426,836)	(2,350,357)	(696,508)
Investing Activities
Purchase of intangible assets	(996)	(44,363)	(39,373)
Purchase of property and equipment	(216,088)	(1,055,874)	(724,807)
Payment upon execution of Letter of Intent	(50,000)	-	-
Cash acquired upon close of Transaction	5,875	-	-
Net cash used in investing activities	(261,209)	(1,100,237)	(764,180)
Financing Activities
Members’ contributions	-	1,525,345	-
Subscription receivable	-	720,516	-
Option proceeds	-	500,000	-
Proceeds from long-term debt	100,000	2,649,253	1,931,755
Repayment of long-term debt	(250,145)	(578,250)	(17,868)
Proceeds of subscription receipts	2,514,377		-
Convertible debenture proceeds	1,105,126		-
Proceeds of finance lease	-		-
Payment of finance lease	(117,125)		-
Payment of equity and debenture issuance costs	(200,567)	(25,401)	-
Payment of debt issuance costs	(47,975)	(111,746)	-
Deferred Transaction costs	(167,363)	(855,679)	-
Net cash provided by financing activities	2,936,328	3,824,038	1,913,887
Change in cash	(751,717)	373,444	453,199
Cash - beginning of period	826,643	453,199	-
Cash - end of period	74,926	826,643	453,199

Supplemental cash flow disclosure (Note 21)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

1.	Nature of Operations and Going Concern

Grown Rogue International Inc. (the “Company”), formerly “Novicius Corp.”, was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (the “Company”). The Company’s registered office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. The Company’s common shares trade on the Canadian Securities Exchange (“CSE”) under the symbol GRIN.

These consolidated financial statements for the years ended October 31, 2019 and 2018, include the Company, its wholly-owned subsidiaries Grown Rogue Canada Corp. (“GRC”), and Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries and subsidiaries in which it has a controlling interest (collectively referred to as the “Subsidiaries”). GR Unlimited’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GR Unlimited also has 60% ownership interests in GRD Cali, LLC and Idalia, LLC.

Grown Rogue Gardens, LLC is engaged in cannabis cultivation activities. Grown Rogue Distribution, LLC is engaged in wholesale activities; GRU Properties, LLC is engaged in real estate activities; and GRIP, LLC is engaged in intellectual property activities.

These consolidated financial statements are prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of the business.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the year ended October 31, 2019, the Company incurred a net loss of $9,476,934 (2018 - $7,509,986, 2017 - $302,397) and as of that date, the Company’s deficit was $17,112,605 (2018 - $7,812,383, 2017 - $302,397). As at October 31, 2019, the Company had a working capital deficit of $2,709,527 (2018 - $451,545, 2017 - $(261,627)). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

2.	Reverse Takeover

The Company entered into a definitive transaction agreement (the “Definitive Agreement”) dated October 31, 2018 with GR Unlimited and Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius Subco”) which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the “Transaction”), such that, immediately following completion of the Transaction on November 15, 2018, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

The Transaction constituted a reverse takeover of the Company by the shareholders of GR Unlimited but did not meet the definition of a business combination under IFRS 3. As such, the Transaction is accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. Since GR Unlimited is deemed to be the accounting acquirer for accounting purposes, these financial statements present the historical financial information of GR Unlimited up to the date of the Transaction.

The allocation of the consideration transferred is as follows:

3,773,689 shares at a price of CAD$0.315 per share	$900,403
Net assets (liabilities) of the Company acquired	(604,107)
Transaction costs	$1,504,510

The acquisition-date fair value of the consideration transferred by the existing equity holders of GR Unlimited is based on the number of shares of the combined entity that are held by the existing shareholders of the Company. The fair value of the consideration was based on the private placement transactions entered into by GR Unlimited.

Upon completion of the Transaction, the former shareholder of Grown Rogue Canada controlled less than 1% of the issued and outstanding common shares of the Company (not including holders of subscription receipts of Grown Rogue Canada). For accounting purposes, the Company has been identified as the acquirer and Grown Rogue Canada the acquired company. Since Grown Rogue Canada’s operations do not constitute a business, this transaction has been accounted for as a share-based payment. As such, Grown Rogue Canada’s balances are accounted for at fair value, with the balance of the purchase price in excess of the fair value of the acquired assets and liabilities of Grown Rogue Canada accounted for as transaction costs. Grown Rogue Canada’s historical share capital, deficit and contributed surplus have been eliminated.

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.315 per share	$23,860
Fair value of warrants of the Company issued (note 15vii)	893,646
Total consideration transferred	917,506
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$856,059

In addition to the costs mentioned above, the Company incurred cash transaction costs of $1,093,221.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

3.	Basis of Presentation

a)	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were approved and authorized for issuance by the Company’s Board of Directors on March 19, 2020.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

c)	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

d)	Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date control ceases. All inter-company balances and transactions have been eliminated upon consolidation.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements

a)	Revenue

Revenue from the sale of cannabis is recognized when the Company transfers control of the good to the customer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. The Company recognizes revenue in an amount that reflects the consideration that the Company expects to receive taking into account any variation that may result from rights of return. The pattern and timing of revenue recognition under the new standard is consistent with prior year practice. There were no adjustments recognized on the adoption of IFRS 15 in the year ended October 31, 2019.

b)	Inventory

Inventory is valued at the lower of cost and net realizable value. Harvested cannabis included in inventory is recognized at the fair value of the biological asset at the point of harvest, which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Manufactured inventory and work-in-progress includes an allocation of production overhead, which is based on normal operating capacity. The Company reviews inventories for obsolete, redundant and slow moving goods and any such inventories identified are written down to net realizable value.

c)	Cost of goods sold

Cost of goods sold includes the cost of finished goods inventory sold during the year, as well as inventory write-downs during the year.

d)	Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated results of operations of the appropriate year.

e)	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

f)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are members of key management, subject to common control, or can exert significant influence over the company. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

g)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to recognize the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

As at October 31, 2019, the Company was in the process of completing construction of its warehouse facility in order to expand its cultivation and wholesale activities. The Company has capitalized the costs incurred to date on the construction-in-process asset, as the assets were not available for use as intended by management as at October 31, 2019, amortization expense was not recorded.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7 - 10 years on a straight line basis
Computer and office equipment	3 - 5 years on a straight line basis
Production equipment and other	5 - 10 years on a straight line basis
Leasehold improvements	15 - 40 months on a straight line basis

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

h)	Leased Assets

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

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of loss and comprehensive loss on a straight line basis over the period of the lease.

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

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in profit or loss.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

l)	Unit/ Share Based Compensation

Unit/ Share Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the goods or services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

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

The dilutive effect of outstanding options, if any, is reflected as additional dilution in the computation of loss per unit / share.

Unit/ Share Issuance Costs

Costs incurred in connection with the issuance of members’ equity are netted against the proceeds received net of tax. Costs related to the issuance of members’ equity and incurred prior to issuance are recorded as deferred members’ equity issuance costs and subsequently netted against proceeds when they are received.

m)	Member’s Capital

Member’s capital consists of common units, which are classified as equity on the statements of financial position. Incremental costs attributable directly to the issuance of member’s capital are recognized as deduction from equity, net of any tax effects.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

n)	Income Taxes

No provision for federal or state income taxes is included in the Company’s consolidated financial statements because the tax effects of GR Unlimited’s income or loss for the period from inception to December 31, 2017 were passed on to the Members. Effective January 1, 2018, Grown Rogue Gardens, LLC and Grown Rogue Distribution, LLC elected to be taxed as corporations. Following the Transaction, GR Unlimited also elected to be taxed as a corporation. As such, these three entities will follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amount of assets and liabilities on the statement of financial position and their corresponding tax value, using the substantively enacted tax rates expected to apply when these temporary differences are reversed. Deferred income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized. Income tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity.

Deferred tax liabilities are recognized for all temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

o)	Significant Accounting Judgements, Estimates and Assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based and share-based compensation, the inputs and valuation methodologies used to estimate the fair value of derivative liabilities and the inputs used in the estimate of the fair value of the unit purchase options and warrants issued. In calculating the value of biological assets and inventory, the Company’s management is required to make a number of estimates including the following: the stage of growth of cannabis compared to point of harvest; yield of saleable flower produced at harvest date; and selling price at harvest date. In calculating inventory values, management is required to determine an estimate of the obsolete inventory and compare the inventory cost to estimated net realizable value.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

p)	Newly Adopted Accounting Policies

The Company adopted the following accounting policies as of November 1, 2018:

Financial Instruments

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The classification is based on two criteria: the Company’s business objectives for managing the assets; and whether the financial instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the “SPPI test”). Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date. Financial liabilities are classified in a similar manner as under IAS 39.

The assessment of the Company’s business models for managing its financial assets was made as of the date of initial application of November 1, 2018 or on initial recognition. The assessment of whether contractual cash flows on debt investments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

i)	Classification and measurement of financial assets and financial liabilities

Financial assets

Initial Recognition

The Company initially recognizes financial assets at fair value on the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

p)	Newly Adopted Accounting Policies (continued)

Financial assets (continued)

Classification and measurement

Under IFRS 9, financial assets are initially measured at fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

i.	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

ii.	Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short-term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument-by-instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other comprehensive income (“OCI”) directly to Deficit.

iii.	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

i.	FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

ii.	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

p)	Newly Adopted Accounting Policies (continued)

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification under IAS 39	Classification under IFRS 9
Accounts receivable, net	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities at amortized cost	Amortized cost
Finance lease payable	Other liabilities at amortized cost	Amortized cost
Convertible promissory notes	Other liabilities at amortized cost	Amortized cost
Long-term debt	Other liabilities at amortized cost	Amortized cost
Interest payable	Other liabilities at amortized cost	Amortized cost
Convertible debentures	Other liabilities at amortized cost	Amortized cost
Due to employee/ director	Other liabilities at amortized cost	Amortized cost
Derivative liabilities	FVTPL	FVTPL

ii)	Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s consolidated financial statements.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

p)	Newly Adopted Accounting Policies (continued)

Share-based Payments (Amendments to IFRS 2)

In June 2016, the IASB issued amendments to IFRS 2 that clarify how to account for certain types of share-based payment transactions.

The amendments provide requirements related to accounting for:

●	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

●	share-based payment transactions with a net settlement feature for withholding tax obligations; and

●	the effect of a modification of the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled.

Adoption of the amendments to IFRS 2 as of November 1, 2018 did not have an impact on the Company’s financial statements.

Revenue

IFRS 15 Revenue from Contracts with Customers, (“IFRS 15”) replaced all preexisting guidance, including, but not limited to IAS 11 Construction Contracts, IAS 18 Revenue, and IFRIC 15 Agreements for the Construction of Real Estate in IFRS related to revenue. IFRS 15 contains a single control based model (the “model”) that applies to contracts with customers and allows entities to recognize revenue at a point in time or overtime. The model consists of a 5 step analysis of transactions to determine whether, how much, and when revenue is recognized. IFRS 15 also includes additional requirements for revenue accounted for under the standard. Adoption of IFRS 15 as of November 1, 2018 did not have an impact on the Company’s financial statements.

q)	Future Accounting Pronouncements

IFRS 16 Leases (“Leases”) was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. IFRS 16 now requires lessees to recognize a right of use asset and lease liability reflecting future lease payments for virtually all lease contracts. The right of use asset is treated similarly to other non-financial assets and depreciated accordingly. The lease liability accrues interest. The IASB has included an optional exemption for certain short term leases and leases of low value assets; however, this exemption can only be applied by lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the identified asset’s use and obtain substantially all the economic benefits from that use. IFRS 16 will be effective for the Company’s year ended October 31, 2020. The Company is currently evaluating the impact adopting IFRS 16 will have on its consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

5.	Biological Assets

Biological assets consists of cannabis seeds and cannabis plants. The reconciliation of changes in the carrying amounts of biological assets as at October 31, 2019 and October 31, 2018 are as follows:

Balance - October 31, 2017	$10,436
Add: Purchased cannabis plants	521,949
Change in fair value less costs to sell due to biological transformation	541,352
Transferred to inventory upon harvest	(924,120)
Balance - October 31, 2018	$149,617
Add: Purchased cannabis plants	308,324
Change in fair value less costs to sell due to biological transformation	486,354
Allocation of operational overhead	438,859
Transferred to inventory upon harvest	(1,226,565)
Balance - October 31, 2019	$156,589

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

●	Expected costs required to grow the cannabis up to the point of harvest

●	Estimated selling price per Kg

●	Expected yield from the cannabis plants

●	Estimated stage of growth – The Company applied a weighted average number of days out of the 60 day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 assets in the fair value hierarchy. The following table quantifies each significant unobservable input and provides the impact of a 20% increase or decrease that each input would have on the fair value of biological assets:

			Impact of 20% change
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
Estimated selling price per lb	$840	$591	$37,747	$39,702
Estimated stage of growth	60%	72%	$30,970	$31,658
Estimated flower yield per harvest (lb)	263	278	$30,970	$31,358

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

6.	Inventory

As at October 31, 2019, the Company’s inventory consists raw materials $27,860 (2018 - $46,802), work in progress of $819,675 (2018- $ 823,730) and finished goods of $93,180 (2018 - $ 509,569).

Balance - October 31, 2018	$1,380,101

Balance - October 31, 2019	$940,715

The cost of inventories included as an expense and included in cost of goods sold, for the year ended October 31, 2019 was $2,935,934 (2018 - $1,889,229, 2017 - $151,663).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

7.	Property and Equipment

	Furniture and Fixtures	Computer and Office Equipment	Production Equipment and Other	Construction in Progress - Warehouse	Leasehold Improvements	Total
COST
Balance - October 31, 2017	750	2,230	169,403	536,008	326,731	1,035,122
Additions	-	73,653	199,827	772,746	9,648	1,055,874
Disposals	-	-	(12,115)	-	-	(12,115)
Transfers	(750)	-	-	(730,596)	731,346	-
Balance - October 31, 2018	-	75,883	357,115	578,158	1,067,725	2,078,881
Additions	-	50,481	86,483	17,308	242,745	397,017
Disposals	-	(70,403)	-	(118,683)	-	(189,086)
Balance - October 31, 2019	-	55,961	443,598	476,783	1,310,470	2,286,812
ACCUMULATED AMORTIZATION
Balance - October 31, 2017	6	145	13,133	-	32,642	45,926
Transfers	(6)	-	-	-	6	-
Amortization for the period	-	1,762	61,036	-	397,248	460,046
Disposals	-	-	(3,012)	-	-	(3,012)
Balance - October 31, 2018	-	1,907	71,157	-	429,896	502,960
Amortization for the period	-	17,794	61,322	-	239,819	318,935
Balance – October 31, 2019	-	19,701	132,479	-	669,715	821,895
NET BOOK VALUE
As at October 31, 2018	$-	$73,976	$285,958	$578,158	$637,829	$1,575,921
As at October 31, 2019	$-	$36,260	$311,119	$476,783	$640,755	$1,464,917

At October 31, 2019, $129,202 in amortization costs were included in cost of sales, $18,365 in amortization costs were included in biological assets, and $108,073 in amortization costs were included in inventory.

8.	Accrued Liabilities

During the year ended October 31, 2019, the Company entered into an agreement with a vendor to defer payment of $180,799 (2018 - $nil ) beyond one year from October 31, 2019.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

9.	Finance Leases Payable

i)	Effective July 11, 2017, and as amended on July 28, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $134,289 over a thirty-six month period for monthly payments of $4,778. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

ii)	Effective November 8, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $158,193 over a thirty-six month period for monthly payments of $5,630. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

iii)	Effective February 20, 2019, the Company entered into an agreement with a third party to lease equipment at a cost $62,516 over a twenty-four month period for monthly payments of $3,220. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

As at October 31, 2019, the related lease liabilities are payable as follow:

	Future minimum lease payments	Interest	Total
Less than one year	$129,876	$14,535	$144,411
Between one and five years	12,329	551	12,880
	$142,205	$15,086	$157,291

As at October 31, 2018, the related lease liabilities are payable as follow:

	Future minimum lease payments	Interest	Total
Less than one year	$99,134	$25,762	$124,896
Between one and five years	97,680	8,080	105,760
	$196,814	$33,842	$230,656

As at October 31, 2019, the net book value of the growing equipment under finance lease is $187,886 (2018 - $218,275).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

10.	Long-term Debt

Transactions related to GR Unlimited’s unsecured promissory notes during the year ended October 31, 2019, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2018	$50,000	$50,000	$10,444
60% - October 2, 2019 (iii)	50,000	50,000	-
60% - October 17, 2019 (iv)	50,000	50,000	-
Interest expense on long-term debt	-	-	9,535
Debt repayments	-	-	(12,000)
Balance - October 31, 2019	$150,000	$150,000	$7,979
Less: current portion	150,000	150,000	7,979
Balance - October 31, 2019, net of current portion	$-	$-	$-

Transactions related to GR Unlimited’s unsecured promissory notes during the period ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2017	$552,173	$552,173	$14,860
Amortization of deferred financing costs	642	642	-
Settled in exchange for convertible promissory note (Note 11)	(500,000)	(500,000)	(10,416)
Interest expense on long-term debt	-	-	6,000
Debt repayments	(2,815)	(2,815)	-
Balance - October 31, 2018	$50,000	$50,000	$10,444
Less: current portion	-	-	10,444
Balance - net of current portion	$50,000	$50,000	$-

i)	On February 1, 2017: Principal of $50,000 with simple interest accrued at a rate of 12% per annum. Interest only payments due on the following: (i) $6,000 on each of July 1, 2018 and July 1, 2019 and interest and principal payment, $56,000 due on July 1, 2020. As at October 31, 2019, accrued interest of $4,444 (October 31, 2018 - $10,444) was incurred.

ii)	On October 1, 2017: Principal of $500,000 with simple interest accrued at a rate of 25% per annum. During the period ended October 31, 2018, this Company formalized this debt by way of a convertible promissory note (see note 11 (iii)).

iii)	On October 2, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. As at October 31, 2019, accrued interest of $2,384 was incurred. This amount is owed to a director and officer of the Company.

iv)	On October 17, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. As at October 31, 2019, accrued interest of $1,151 was incurred. This amount is owed to a key member of management.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes

Transactions related to GR Unlimited’s convertible promissory notes during the year ended October 31, 2019, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2018	$1,343,171	$1,299,376	$454,775
Amortization of deferred financing costs	22,106	23,759	-
Interest expense on long-term debt Interest accretion	-	-	2,154
Interest accretion	-	5,502	-
Repaid	(265,277)	(265,277)	(137,889)
Converted to common units	(1,100,000)	(1,063,360)	(279,040)
Balance - October 31, 2019	$-	$-	$40,000
Less: current portion	-	-	40,000
Balance - net of current portion	$-	$-	$-

Transactions related to GR Unlimited’s convertible promissory notes during the period ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2017	$1,518,391	$1,394,582	$140,118
50% - November 7, 2017 (i)	300,000	300,000	-
50% - November 14, 2017 (ii)	190,000	190,000	-
50% - November 14, 2017 (ii)	125,000	125,000	-
50% - November 14, 2017 (ii)	90,000	90,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	70,000	70,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
25% - December 15, 2017 (iii)	1,000,000	1,000,000	-
12.5% - August 1, 2018 (vii)	57,500	57,500	-
	$3,425,891	$3,302,082	$140,118
Deferred financing costs	(55,008)	(55,008)	-
Amortization of deferred financing costs	52,286	52,286	-
Interest expense on long-term debt	-	-	822,165
Fair value of conversion option	-	(298,000)	-
Interest accretion	-	284,042	-
Exchanged	(50,000)	(50,000)	(7,500)
Repaid	(492,223)	(492,223)	(205,678)
Converted to common units	(1,537,775)	(1,443,803)	(294,330)
Balance - October 31, 2018	$1,343,171	$1,299,376	$454,775
Less: current portion	$265,277	$265,277	$454,775
Balance - net of current portion	$1,077,894	$1,034,099	$-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

During the period ended October 31, 2018, the Company issued the following unsecured convertible promissory notes:

i)	Effective November 7, 2017, GR Unlimited entered into an agreement with the Company’s Marketing Consultant (the “Consultant”) whereby the Consultant purchased a convertible promissory note for the total principal of $300,000 with simple interest accrued at a rate of 50%. Accrued interest shall be paid in monthly installments of $12,500 until maturity. A balloon interest payment of $15,000 was due to the Consultant on day 180 and has been accrued as of April 30, 2018. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. The note does not have a prepayment option under the agreement, unless agreed to in writing by the purchaser.

At any time prior to the maturity of the agreement, the Consultant has the right to convert all (but not less than all) of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common units of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $15,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $18,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principle of $300,000 was converted into 285.70 common units of GR Unlimited (1,585,714 common shares of the Company) as described in note 13(viii).

ii)	Effective November 14, 2017, GR Unlimited entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrue simple interest as follows:

a)	Interest will accrue on the outstanding principal at an annual rate of 50% calculated on the basis of a year of 365 days.

b)	Should the Purchasers extend the maturity date due to a Public Event prior to the end of the period, the Purchaser has the right to extend the Maturity date by up to 3 months after the consummation of the Public Event at an annual rate of 0% following the initial period. A Public Event means a transaction or other action that causes GR Unlimited’s membership units or securities for which such membership units are exchanged or substituted, to become publicly traded on a United States or Canadian stock exchange through which GR Unlimited (or its publicly held parent entity) raises aggregate proceeds net of any costs of not less than $5,000,000 (excluding these convertible promissory notes and the principal and accrued interest under any other promissory notes that are convertible into equity securities of GR Unlimited.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

ii)	(continued)

c)	Should purchasers extend the Maturity Date by 6 months on all but not less than all of the then-outstanding principal; provided, however GR Unlimited shall pay Holder all principal not so extended, and all accrued but unpaid interest at the end of the initial period at an annual rate of 30% calculated on the basis of a year of 365 days.

d)	Should the Purchaser extend the maturity date of this note by 18 months on not less than $10,000 of the then-outstanding principal and unpaid interest accrued under the Note at the end of the initial period; provided, however GR Unlimited shall pay Purchaser all principal and/or interest for which the maturity date is not so extended at an annual rate of 20% calculated on the basis of a year of 365 days.

The notes, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) the date on which the initial period ends (the Maturity Date) unless the Maturity Date is extended by Purchaser by 3, 6, or 18 months after the Public Event. The notes may not be prepaid, in whole or in part, prior to the Maturity Date without the prior written consent of a majority of the Purchasers.

If at any time prior to the maturity of the notes a qualified equity financing occurs, each Purchaser has the right to convert not less than $10,000 of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. If the Purchaser has extended the maturity date and the qualified equity financing occurs during the 18 months following the initial period, the Purchaser shall have the obligation to convert all of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership until of GR Unlimited at a price per unit equal to the applicable conversion price. The conversion price represents the following:

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

ii)	(continued)

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

During the year ended October 31, 2018, GR Unlimited made aggregate principal repayments of $442,223. During the year ended October 31, 2019, GR Unlimited repaid the remaining aggregate principal of $107,777. As at October 31, 2018, accrued interest of $127,915 remained unpaid, which was subsequently paid during the year ended October 31, 2019.

iii)	Effective December 15, 2017, GR Unlimited entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%, payable as follows:

a)	As at October 31, 2018 interest accrued to $105,556 on the sum of $500,000, of debt previously held by the holder.

b)	Interest shall accrue from the effective date of the note on the total sum of $1,000,000 and paid in monthly installments of $20,833 to the holder beginning on January 15, 2018. As at October 31, 2018, none of the monthly instalments had been paid.

c)	A one-time additional interest payment equal to 5% of the unpaid principal balance payable concurrent with when the 12th scheduled monthly installment payment is otherwise due. In the event the holder completed a full or partial conversion within 12 months of the effective date, the one-time interest payment shall be pro-rated as at the date of the full or partial conversion.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

iii)	(continued)

The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. Within the first 24 months from the effective date of the note, no prepayment will occur, except for payments of accrued interest or other payments as outlined above.

At any time prior to the 24 month anniversary of the effective date of the note, the holder has the right to fully or partially convert the outstanding principal and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. The Conversion price represents an amount equal to the applicable conversion valuation divided by the number of issued and outstanding units of GR Unlimited at the time of conversion calculated immediately before the closing of a qualified equity financing event if the conversion is in conjunction with a qualified equity financing event.

If GR Unlimited consummates a going public event within the 12 months anniversary date of the note, the holder has the right to fully or partially convert the total principal outstanding at a price per unit equal to the applicable conversion price by providing written notice to GR Unlimited of its election to convert within 7 days after receipt from GR Unlimited of the financing notice. If the holder so converts, GR Unlimited will offer the holder a position as a strategic advisor to GR Unlimited for a 12 month term, which commences on the date of conversion. The holder will receive gross monthly compensation equal to $10,000 if the holder fully converts or a portion of the $10,000 equal to the ratio of the amount converted.

The conversion valuation represents the following a) $20,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $40,000,000 if the holder converts the note after 12 months of the effective date of the note, but before 24 months of the effective date of the note. As at October 31, 2018, accrued interest of $248,958 was incurred. During the year ended October 31, 2019, the principle of $1,000,000 and unpaid interest of $272,991 were converted into 1,144.15 common units of GR Unlimited (4,782,284 common shares of the Company) as described in note 13 (xiii).

During the period ended October 31, 2017, GR Unlimited issued the following unsecured convertible promissory notes:

iv)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 was incurred. The fair value of the conversion option was estimated as $Nil. During the year ended October 31, 2019, the principle of $100,000 and unpaid interest of $22,438 were converted into 126.13 common units of GR Unlimited (485,379 common shares of the Company) as described in note 13(xii).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

v)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $22,438 (2017 - $11,209) was incurred. The fair value of the conversion option was estimated as $Nil. On June 15, 2018, the principle of $100,000 and unpaid interest of $20,465 were converted into 115 common units of GR Unlimited (557,151 common shares of the Company) as described in note 13(x).

vi)	Effective June 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased a convertible non-negotiable promissory note for total principal of $637,775 with simple interest calculated at a rate of 25% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. A balloon interest payment of $30,000 is due to the Holder on June 1, 2018. The note does not have a prepayment option under the agreement, unless agreed to in writing by the Holder.

In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction. At any time prior to the maturity of the agreement, the Holder has the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 12 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principle of $637,775 and unpaid interest of $146,157 were converted into 922.70 common units of GR Unlimited (4,350,823 common shares of the Company) as described in note 13(vii).

The fair value of the conversion option was estimated as $54,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.68%
Expected life	2.6 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

vii)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. In addition, $7,406 of accrued and unpaid interest was converted into 52.06 common units of GR Unlimited (198,214 common shares of the Company) as described in note 13(xiv). On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note has a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. During the year ended October 31, 2019, the principal and accrued interest was paid in full. As at October 31, 2018, accrued interest of $1,197 (2017 - $13,185) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

During the year ended October 31, 2019, the Company derecognized the corresponding derivative liability resulting in a gain on derecognition of $39,500 included in the statement of loss and comprehensive loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

viii)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of the GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. As at October 31, 2017, accrued interest of $13,185 was incurred. On January 31, 2018, the principle of $100,000 and unpaid interest of $50,000 were converted into 89.8 common units of GR Unlimited (462,500 common shares of the Company) as described in note 13(v).

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

ix)	Effective July 26, 2017: Principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note becomes due and payable on the earlier of a) February 1, 2018 unless extended for another 6 months at the holder’s option and b) the occurrence of a change of control of the GR Unlimited. At the maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest balance into other convertible notes then being offered or b) extend the original term of the note for an additional 6-month period. If the holder extends the term an additional 6-months the rate of simple interest will change to 30% per annum. As at October 31, 2017, accrued interest of $13,185 was incurred. Effective January 31, 2018, the principal and unpaid interest of $25,000 were converted into 74.8 common units of GR Unlimited (385,417 common shares of the Company) as described in note 13(iv).

The fair value of the conversion option was estimated as $15,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.15%
Expected life	0.25 years
Expected volatility	60%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

x)	Effective October 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased two convertible non-negotiable promissory notes for total principal of $250,000 with simple interest calculated at a rate of 50% per annum. The notes, which include any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the notes; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $15,000 is due to the Holder on day 180. The notes do not have a prepayment option under the agreement, unless agreed to in writing by the Holder. Effective March 31, 2018, the principal and unpaid interest of $46,250 were converted into 332.4 common units of GR Unlimited (1,644,188 common shares of the Company) as described in note 13(vi).

At any time prior to the maturity of the agreement, the Holder had the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

xi)	Effective October 20, 2017, Principal of $100,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As the maturity date, October 31, 2017, the maturity date was extended by 6 months and fully matured on April 30, 2018. On April 20, 2018, the maturity was extended by 6 months to October 20, 2018 with interest accrued at a rate of 30% during the extension period. The maturity date was then extended further to November 8, 2018. During the year ended October 31, 2019, GR Unlimited repaid the principal of $100,000. As at October 31, 2019, and October 31, 2018, accrued interest of $40,000 was outstanding.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.47 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

xii)	On October 23, 2017, Principal of $50,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As at October 31, 2017, accrued interest of $548 was incurred. On January 26, 2018, the holder converted the original principal amount and accrued and unpaid interest of $6,458 into 34 uncertified common units of GR Unlimited (174,079 common shares of the Company) as described in note 13(iii).

The fair value of the conversion option was estimated as $11,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.48 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

12.	Convertible Debentures

Transactions related to GR Unlimited’s convertible debentures during the year ended October 31, 2019, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2018	$1,029,314	$931,099	$7,758
Issued during the period	1,105,127	1,105,127	-
Fair value of derivative liability	-	(232,925)	-
Issuance costs	(38,064)	(38,064)	-
Amortization of issuance costs	54,748	54,748	-
Interest accretion	-	147,693	-
Interest expense	-	-	126,901
Interest payments	-	-	(126,809)
Effects of foreign exchange	27,931	27,931	-
Balance - October 31, 2019	$2,179,056	$1,995,609	$7,850
Less: current portion	2,179,056	1,995,609	7,850
Balance - net of current portion	$-	$-	$-

Transactions related to GR Unlimited’s convertible debentures during the year ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2017	$-	$-	$-
Issued during the period	1,141,060	1,141,060	7,758
Fair value of conversion option	-	(132,000)	-
Interest expense	-	33,785	-
Less: issuance costs	(111,746)	(111,746)	-
Balance - October 31, 2018	$1,029,314	$931,099	$7,758
Less: current portion	-	-	7,758
Balance - net of current portion	$1,029,314	$931,099	$-

(i)	During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,127). The convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature on August 10, 2020. The debentures will be secured by a general security agreement granting a security interest in the Company’s property and assets. The debentures can be converted by the holder into common shares of the Company at a conversion price of CAD$0.44 per share. If at any time while the debentures are outstanding, the Company issues securities at a price per security lower than CAD$0.44 per share, the conversion price for any unconverted portion of the convertible debentures will be reduced to such lower price per security. If within 90 days of the issuance of the convertible debentures, the Company fails to complete a Qualified Financing of not less than CAD$1,000,000, the conversion price of the convertible debentures will be adjusted to CAD$0.30. If any common shares of the company are issued or sold for a price less than $0.44 per common share the conversion price will be adjusted downward to the price of such issuance. The adjustment to the conversion price is considered a derivative as it changes in relation to the share price of the Company and does not meet the fixed for fixed criteria. In connection with the issuance of the convertible debentures, the Company paid issuance costs of $47,975. The Company also issued 3,409,091 warrants to the convertible debenture holders, as described in note 15(vi), the fair value of was estimated to be $Nil. Of the total debt issuance costs of $47,975, $10,165 has been allocated to the derivative liability and included as expenses in the statement of loss and comprehensive loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

12.	Convertible Debentures (continued)

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	872,202
Derivative liability	232,925
$1,105,127

The fair value of the derivative liability was calculated by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 126.9%. The estimated fair value of the derivative liability upon initial recognition was estimated to be CAD$316,151 ($232,925).

As at October 31, 2019, the Company estimated the fair value of the derivative liability using the same methodologies as described above and an estimated market interest rate of 20% and a share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660), and the change in the fair value since initial recognition of $121,811 has been included as income in the Company’s statement of loss and comprehensive loss. As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

(ii)	During the period ended October 31, 2018, GR Unlimited issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures are secured by a general security agreement granting a security interest in all of GR Unlimited’s property and assets. The debentures can be converted by the holder into common units of GR Unlimited at a conversion price of CAD$0.44 per share. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per share. In connection with the issuance of the convertible debentures, GR Unlimited incurred issuance costs of $111,746.

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	1,009,060
Conversion option	132,000
$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Upon close of the Transaction, these debentures were replaced by convertible debentures of the Company with similar terms.

As at October 31, 2019, the Company estimated the fair value of the derivative liability by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660). As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

13.	Members’ Capital

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the activities of GR Unlimited for the years ended October 31, 2019 and October 31, 2018:

	Number of common shares*	Member’s Capital
Balance, October 31, 2017	22,432,446	$100
Issued pursuant to conversion of promissory notes	9,159,871	2,152,134
Issued for cash proceeds (ii) and (ix)	4,932,236	1,525,345
Issued to service providers (i) and (xiii)	4,182,320	1,049,595
Issuance costs	-	(25,401)
Balance, October 31, 2018	40,706,873	4,701,773
Issued pursuant to conversion of promissory notes (xii), (xiii) and (xiv)	5,465,877	1,451,400
Issued in connection with Technology License Agreement (xi)	6,600,000	1,574,761
Issued upon exercise of unit purchase Options (xv), (xvi) and (xvii)	4,202,429	1,218,784
Issued pursuant to Subscription Receipts (xviii)	3,771,023	913,698
Balance, October 31, 2019	60,746,202	$9,860,416

*	The number of common shares per the table above represents the number of common shares exchanged for the common units, Seed Round Preferred Units and Incentive Units in connection with completion of the Transaction.

i)	On November 27, 2017, GR Unlimited issued 300 Incentive Units to an employee of GR Unlimited. Immediately prior to the Transaction, these Incentive Units were exchanged for 150 common units (380,211 common shares of the Company).

ii)	During the year ended October 31, 2018 GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement (the “Units”) at a purchase price of $1,773 per Unit. Under the Agreement GR Unlimited issued 733 Units (4,007,236 common shares of the Company) for total proceeds of $1,300,345. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

iii)	Effective January 26, 2018, the holder of a convertible promissory note converted the original principal amount of $50,000 and all accrued and unpaid interest of $6,458 into 34 uncertified common units of GR Unlimited (174,079 common shares of the Company).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

13.	Members’ Capital (continued)

iv)	Effective January 31, 2018, the holder of a note payable assigned 100% principal and accrued and unpaid interest to a limited liability company (the “Entity”), which is wholly owned by the holder. Through the execution of the assignment agreement, the terms within, the Entity converted the original principal amount of $100,000 and all accrued and unpaid interest of $25,000 into 74.8 uncertified common units of GR Unlimited (385,417 common shares of the Company).

v)	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

(i)	Received a return of principal of $50,000 from one of the convertible promissory notes.

(ii)	Extended the maturity date of the continuing convertible promissory note for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

(iii)	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the GR Unlimited (462,500 common shares of the Company).

vi)	Effective March 31, 2018, the holder of a convertible promissory note converted the original principal amount of $250,000 and all accrued and unpaid interest of $46,250 into 332.4 uncertified common units of GR Unlimited (1,644,188 common shares of the Company).

vii)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $637,775 and all accrued and unpaid interest of $146,157 into 922.70 uncertified common units of GR Unlimited (4,350,823 common shares of the Company).

viii)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $300,000 into 285.70 uncertified common units of GR Unlimited (1,585,714 common shares of the Company).

ix)	Between June 13, 2018 and June 15, 2018, GR Unlimited issued 190.8 common units of GR Unlimited for proceeds of $225,000 (925,000 common shares of the Company).

x)	Effective June 15, 2018, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $20,465 into 115 uncertified common units of GR Unlimited (557,151 common shares of the Company).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

13.	Members’ Capital (continued)

xi)	During the year ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited (6,600,000 common shares of the Company). Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued the common units. As at October 31, 2019, the Company determined that the license was impaired as the development of underlying technology had been halted. As such, the Company reduced the carrying amount to the estimated recoverable amount of $Nil, resulting in a loss on impairment of $1,574,761.

xii)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited (485,379 common shares of the Company).

xiii)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $248,958 into 1,144.15 uncertified common units of GR Unlimited (4,782,284 common shares of the Company).

xiv)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited (198,214 common shares of the Company).

xv)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 1,475,179 common units (1,475,179 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in note 18(ii).

xvi)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 2,000,000 common units (2,000,000 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in note 18(iii).

xvii)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 727,250 common units (727,250 common shares of the Company) pursuant to a partial exercise of the unit purchase option disclosed in note 18(i).

xviii)	In connection with the Transaction, GR Unlimited issued and sold on a subscription receipt basis, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited (3,771,023 common shares of the Company) and 3,771,023 warrants of GR Unlimited (3,771,023 warrants of the Company).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

14.	Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the year ended October 31, 2019, the following share transactions occurred:

i)	In connection with the Transaction disclosed in note 2, the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

ii)	In connection with the Transaction disclosed in note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

iii)	In connection with the Transaction disclosed in note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $200,651 were assigned to the common shares of Novicius Subco and $79,237 were allocated to the Novicius Subco Warrants.

iv)	In connection with the Transaction disclosed in note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,377). Under its terms, each Brokered Subscription Receipt is automatically converted and immediately cancelled, without any further action by the holder of such Brokered Subscription Receipt, and for no additional consideration, into one unit of Grown Rogue Canada (the “Grown Rogue Canada Units”) upon the satisfaction of the following conditions, among others: (a) the completion of the acquisition of all outstanding units of Grown Rogue by the Company; (b) requisite shareholder and regulatory approvals of the Transaction including, but not limited to, conditional approval of the Exchange for the listing of the Shares issuable in connection thereto; and (c) all documents and instruments have been tabled for the concurrent closing of the Transaction (the “Closing”). Each Grown Rogue Canada Unit consists of one share in the capital of Grown Rogue Canada (the “Grown Rogue Canada Shares”) and one Grown Rogue Canada common share purchase warrant (the “Grown Rogue Canada Warrants”).The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,377, $584,430 was allocated to the Grown Rogue Canada Warrants.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

14.	Share Capital (continued)

iv)	(continued)

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

In connection with the issuance of the Grown Rogue Canada Units, Grown Rogue Canada paid cash commissions and expenses of $200,567, of which $143,786 was allocated to the Grown Rogue Canada shares and $56,781 was allocated to the Grown Rogue Canada Warrants. Grown Rogue also issued 757,125 Grown Rogue Canada Broker Warrants with each Grown Rogue Canada Broker Warrant entitling the holder to acquire one Grown Rogue Canada Unit at an exercise price of CAD$0.44 per Grown Rogue Canada Unit for a period of 24 months. Of the fair value of the Grown Rogue Canada Broker Warrants of $133,690, $50,508 was allocated to the Grown Rogue Canada shares and $19,871 was allocated to the Grown Rogue Canada Warrants. The remaining $63,311 was expensed as a transaction cost in relation to the Transaction.

v)	In connection with the Transaction disclosed in note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to by $23,860.

vi)	In connection with various service agreements, the Company issued 1,035,500 common shares to officers and directors resulting in an aggregate fair value of $255,360.

vii)	In connection with various debt settlement agreements, the Company issued 530,818 common shares to service providers with an aggregate fair value of $121,587. In connection with the debt settlements, the Company incurred a loss on debt settlement of $4,942.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

15.	Warrants

The following table summarizes the warrant activities for the year ended October 31, 2019:

	Number	Weighted Average Exercise Price
Balance - November 01, 2018	148,722	$7.39
Issued in connection with the Transaction (i, ii, vi, vii)	11,288,149	0.55
Issued pursuant to subscription receipts (iii, iv)	9,964,940	0.55
Issued in connection with convertible debentures (vii)	3,409,091	0.55
Issued to brokers (v)	757,125	0.44
Issued to terminate purchase agreement (viii)	2,148,117	0.44
Expired	(131,539)	(6.52)
Issuance costs	-	-
Balance - October 31, 2019	27,584,605	$0.53

During the year ended October 31, 2019, the Company:

(i)	Issued 839,790 warrants in exchange for the same amount of Novicius Subco warrants as disclosed in note 14(iii). Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $79,237 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

15.	Warrants (continued)

ii)	Issued 1,675,179 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 17(ii). Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term the Company does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that the Company has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period the Company closes a Qualified Offering.

The fair value of the warrants of $152,798 was charged to contributed surplus and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

iii)	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 13(xviii). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

iv)	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in note 14(iv). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

15.	Warrants (continued)

v)	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in note 14(iv). Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the GR Broker Warrants of $133,690 was accounted for as equity issuance costs with $121,354 and $12,336 allocated against the proceeds of the shares and warrants, respectively. The fair value was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

vi)	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering disclosed in note 12 (ii). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was expensed as transaction costs and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

vii)	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months. In the event that the share price of the Company closes at or above CAD$0.70 per share for a period of ten (10) consecutive trading days on the CSE, the Company has the right to accelerate the expiry of the warrants to a date that is not less than 30 days from the date of delivery of a notice to the holder announcing the exercise of the acceleration right.

The fair value of the warrants of $893,646 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

15.	Warrants (continued)

vii)	Issued 3,409,091 warrants to subscribers of the convertible debenture offering disclosed in note 12(i). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $376,594 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	101	%*

*	Based on the volatility of comparable publicly traded companies

viii)	Issued 2,148,117 warrants to finalize a termination agreement (note 27). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.44 per unit for a period of 48 months. Of these warrants, 859,247 vest immediately, with the remaining 1,288,870 vesting upon certain events relating to the activities of another party in the Michigan cannabis industry.

The fair value of the warrants of $193,438 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.640%
Expected life	4.0 years
Expected volatility	101	%*

*	Based on the volatility of comparable publicly traded companies

The fair value of the warrants that vested of $77,014 have been expensed as an acquisition cost on the statement of loss and comprehensive loss.

As at October 31, 2019, the following Warrants were issued and outstanding:

Exercise Price	Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date
$14.00	17,183	0.08	November 30, 2019
$0.44	757,125	1.04	November 15, 2020
$0.55	21,253,089	1.04	November 15, 2020
$0.55	3,409,091	1.5	May 1, 2021
$0.44	2,148,177	3.66	June 28, 2023
	27,584,665	1.13

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

16.	Shares to be issued

i)	During the year ended October 31, 2018, GR Unlimited received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts related to the financing disclosed in note 15(xxvi). Each Subscription Receipt includes one common unit of GR Unlimited, and one purchase warrant of GR Unlimited. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of GR Unlimited at a price of CAD$0.55 per common unit for a period of two years from the time GR Unlimited completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. During the year ended October 31, 2019, GR Unlimited received additional proceeds of CAD$735,620 ($554,000) in connection with the financing. During the year ended October 31, 2019, GR Unlimited issued the Subscription Receipts.

ii)	During the year ended October 31, 2019, the Company and one of its vendors agreed to settle outstanding accounts payable of $5,136 through the issuance of common shares of the Company. As at October 31, 2019, these shares had yet to be issued.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

17.	Unit Purchase Options

i)	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the year ended October 31, 2019, GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	5.5 months
Expected volatility	99	%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the year ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term GR Unlimited does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that GR Unlimited has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period GR Unlimited closes a Qualified Offering. During the year ended October 31, 2019, GR Unlimited issued the common units and warrants pursuant to the exercise of the option.

iii)	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the year ended October 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

18.	Income Taxes

i)	Income Tax Expense

The following table reconciles income taxes calculated at combined United States Federal/state tax rates with the income tax recovery in the consolidated financial statements:

	2019	2018	2017
Income (loss) before income taxes	$(9,476,934)	$(7,509,986)	$(302,397)
Effective income tax rate (%)	27.25	27.60	27.60%
Expected income tax recovery	$(2,582,166)	$(2,072,756)	$(83,462)
Loss (income) related to entities taxed as partnerships	-	1,648,189	83,462
Temporary differences related to inventory valuation	(142,025)	(24,262)	-
Temporary differences related to start-up costs	99,029	-	-
Temporary differences related to Transaction costs	320,709	-	-
Non-deductible expenses	1,059,283	29,378	-
Temporary differences related to cost of goods sold	172,517	245,410	-
Unrealized gain on biological assets	(134,720)	(149,413)	-
Share issuance costs	(13,457)	-	-
Losses and other deductions for which no benefit has been recognized	1,220,830	323,454	-
Income tax expense (recovery)	$-	$-	$-

ii)	Deferred Taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

Deferred tax assets	2019	2018
Start up costs	$299,259	$200,231
Inventory	24,349	48,498
Biological asset fair value adjustment	-	(149,955)
Net operating loss carry-forwards	2,307,529	335,701
Share issuance costs	10,226	-
Transaction costs	331,164	-
Allowance for doubtful accounts	-	29,485
	2,972,527	463,960
Deferred taxes not recognized	(2,972,527)	(463,960)
Net deferred tax assets	$-	$-

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

19.	Stock Options

i)	During the period ended October 31, 2019, the Company granted options to purchase 150,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to November 30, 2021.

The fair value of the options of $25,587 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	3.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the period ended October 31, 2019, the Company granted options to purchase 500,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to January 1, 2022.

The fair value of the options of $86,493 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	3.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

As at October 31, 2019, the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise Price	Stock Options Outstanding	Remaining Contractual Life (Years)	Expiry Date
$0.44	150,000	2.08	November 30, 2021
$0.44	500,000	2.17	January 1, 2022
	650,000	2.15

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

20.	Changes in Non-cash Working Capital

The changes to the Company’s non-cash working capital for the periods ended October 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Accounts receivable	$98,828	$(221,158)	$(31,750)
Other receivable	20,645	(52,843)	-
Inventory and biological assets	1,174,678	(633,077)	(367,518)
Prepaid expenses and other assets	211,982	(136,129)	(43,228)
Accounts payable and accrued liabilities	(887,903)	1,676,027	669,742
Due to employee/director	-	-	104,000
Unearned revenue	35,000	-	-
Interest payable	(135,265)	614,264	154,978
Deferred rent	(6,751)	6,344	24,912
	$511,214	$1,253,428	$511,136

21.	Supplemental Cash Flow Disclosure

	2019	2018	2017
Interest paid	$310,217	$128,042	$7,414
Fair value of common shares and units issued for services	255,360	720,516	-
Fair value of common shares issued as settlement of debt	121,587	500,000	-
Purchase of property and equipment on account	-	-	37,025
Property and equipment acquired through convertible note payable	-	-	139,001
Conversion of notes payable to common units	1,342,400	1,909,134	-
Prepayment of finance lease	-	-	4,712

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

22.	Related Party Transactions

During the year ended October 31, 2019, the Company incurred the following related party transactions:

i)	Through its wholly owned subsidiary, GRU Properties, LLC leased a property located in Trail, Oregon owned by the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $60,500 was included in facility expense for the year ended October 31, 2019 (2018 - $65,000, 2017 - $50,000). The Company had $63,000 (2018 - $5,500, 2017 - $45,000) owing in accounts payable and accrued liabilities at October 31, 2019.

ii)	The Company incurred employee/director fees of $22,000 (2018 - $48,000, 2017 - $14,000) with an individual related to the Company’s President and CEO. At October 31, 2019, due to employee/director includes $nil (October 31, 2018 - $14,000, October 31, 2017 - $14,000) and accounts payable and accrued liabilities includes $8,000 (October 31, 2018 - $12,000, October 31, 2017 - $14,000) payable to this individual.

iii)	The Company incurred fees related to marketing and promotion services of $183,674 (2018 - $239,568, 2017 - $89,504) from two companies owned by the Company’s Chief Strategy Officer (“CSO”). At October 31, 2019, accounts payable and accrued liabilities includes $6,000 (October 31, 2018 - $25,054, October 31, 2017 - $4,362) payable to these companies.

iv)	Key management personnel consists of the President and CEO; the CSO; and the CFO of GR Unlimited. The compensation paid or payable to key management for services for the periods ended October 31, 2019 and 2018 is as follows:

	2019	2018	2017
Salaries and consulting fees	$408,500	$533,568	$235,504
Share-based compensation	$118,840	$-	$-

Accounts payable and accrued liabilities at October 31, 2019 was $90,000 (October 31, 2018 - $218,690) and due to employee/directors includes $Nil (October 31, 2018 - $90,000, October 31, 2017 - $90,000) payable to these parties.

Additional related party transactions are disclosed in notes 10(iii), 10(iv), 11(vi), 11(x), 13(vi) and 13(vii)

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments

Market Risk

i)	Currency Risk

As at October 31, 2019, the Company has accounts payable of CAD$564,663 (2018 – $nil), accrued liabilities of CAD$100,435 (2018 - $nil) and convertible debentures of CAD$3,000,000 (2018 - $nil). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

ii)	Interest Rate Risk

At October 31, 2019 and October 31, 2018, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

iii)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $174,114 (October 31, 2018 - $1,079,551) as at October 31, 2019. The allowance for doubtful accounts at October 31, 2019 is $129,131 (October 31, 2018 - $106,443).

As at October 31, 2019 and October 31, 2018, the Company’s trade accounts receivable were aged as follows:

	October 31, 2019	October 31, 2018
Current	$51,672	$129,157
1-30 days	500	114,821
31 days- older	176,147	115,373
Allowance for doubtful accounts	(129,131)	(106,443)
	$99,188	$252,908

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments (continued)

iii)	Credit Risk (continued)

The change in the provision for expected credit losses is as follows:

	October 31, 2019	October 31, 2018
Balance, beginning of the year	$106,443	$-
Additional allowance	121,793	111,528
Amounts collected	(66,902)	-
Amounts used	(32,203)	(5,085)
Balance, end of year	$129,131	$106,443

iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. At October 31, 2019, the Company has current assets of $1,432,962 (October 31, 2018 - $2,869,694) and current liabilities of $4,142,489 (October 31, 2018 - $3,321,239), which resulted in working deficit of $2,709,527 (October 31, 2018 - working capital deficit of $451,545). At October 31, 2019 the Company had cash of $74,926.

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2-3
Accounts payable and accrued liabilities	$1,526,855	$180,799
Current portion of long-term debt	150,000	-
Convertible debentures	1,995,609	-
Unearned revenue	35,000	-
Interest payable	55,829	-
Deferred rent	-	24,505
Finance leases payable	129,876	12,329
Derivative liabilities	249,320	-
	$4,142,489	$217,633

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments (continued)

v)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

vi)	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and non-financial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabkilities;

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at October 31, 2019 are summarized in the following table:

	Amortized Cost	FVTPL	Total
Financial Assets
Cash and cash equivalents	$74,926	$-	$74,926
Accounts receivable, net	99,188	-	99,188
Other receivable	35,235	-	35,235
Financial Liabilities
Accounts payable and accrued liabilities	$1,707,654	$-	$1,707,654
Finance lease payable	142,205	-	142,205
Convertible debentures	1,995,609	-	1,995,609
Short-term debt	150,000	-	150,000
Interest payable	55,829	-	55,829
Derivative liabilities	-	249,320	249,320

During the period ended October 31, 2019 there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

24.	General and Administrative Expenses

General and administrative expenses for the years ended October 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Bad debt	$54,892	$113,028	$-
Bank fees and foreign exchange	87,621	17,270	2,156
Business license and fees	42,930	35,904	19,362
Commissions	-	-	4,133
Consultants	-	-	9,088
Facility expense	184,774	215,922	123,703
Insurance	10,309	9,194	-
Investor relations	127,248	-	-
Legal and professional	1,550,316	898,599	525,810
Marketing and promotion	209,470	302,401	90,673
Miscellaneous	89,036	56,491	-
Office expense	83,509	36,535	30,845
Repairs and maintenance	18,702	4,243	-
Research and development	28,250	5,233	-
Salaries and benefits	1,938,022	791,518	200,274
Supplies	27,711	11,748	-
Travel	185,570	159,848	43,611
Utilities	22,315	49,952	-
General and administrative expenses	$4,660,675	$2,707,886	$1,049,655

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

25.	Capital Disclosures

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

26.	Commitments

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount
2020	$144,412
2021	$12,880

b)	During the period ended October 31, 2019, the Company entered into a letter of intent (the Agreement”) with another party whose assets include the local approval for one retail dispensary in the state of Michigan and a 24,000 square foot indoor manufacturing facility that will include both cultivation and processing when fully constructed. The terms of the Agreement include the following provisions:

●	The Company obtains the option to acquire a 51% interest in the other party, subject to state and regulatory approval, for a one-time payment of $250,000 due upon signing of the Agreement;

●	The Company will provide up to $2,000,000 in financing by way of a loan for development and operational build-out of the cultivation, processing and dispensary centers of which the Company will be paid back under an established schedule;

●	The Company will have the right to purchase the remaining 49% of the other party for either stock or cash or a combination of both at the earlier of the Company’s stock reaching CAD$1.00 per share on the CSE for a period of ten consecutive days or 24 months from the signing of the Agreement. Unless the other party permits, the Company may not exercise this option for a period of 12 months following the signing of the Agreement; and

●	The Company will also issue 900,000 common shares to the other party based on milestones including signing of the Agreement, production of 500 pounds of dried cannabis flower and achieving $3,000,000 in top-line revenue.

The completion of the terms of the Agreement were subject to Michigan regulatory approval and full licensing of the Company at the state level. Subsequent to the year ended October 31, 2019, the Company decided to terminate this agreement.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

27.	Acquisition Costs

During the year ended October 31, 2019, the Company entered into a binding letter of intent (the “LOI”) pursuant to which the Company was to acquire assets including real estate, intellectual property and other assets for aggregate consideration of $3,000,000, subject to certain adjustments. The Company decided to terminate the LOI and, in doing so, incurred acquisition costs of $49,188 which have been expensed in the statement of loss and comprehensive loss.

During the year ended October 31, 2019, the Company entered into a binding agreement for the option to acquire operational control of certain assets in Michigan. The Company decided not to move forward with this acquisition and, pursuant to a termination agreement, issued 2,148,177 warrants as disclosed in note 15(viii). The fair value of the vested warrants of $77,014 has been expensed as an acquisition cost in the statement of loss and comprehensive loss.

28.	Geographical Information

Geographical information relating to the Company’s activities is as follows:

Revenue - Years ended October 31,	2019	2018	2017
	$	$	$
United States	3,924,983	1,932,128	156,066
Canada	-	-	-
Total	3,924,983	$1,932,128	156,066

Long-term assets - Years ended October 31,	2019	2018
	$	$
United States	1,499,514	2,496,574
Canada	-	-
Total	1,499,514	2,496,574

(1)	Includes: Plant and equipment

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

29.	Non-Controlling Interests

The changes to the non-controlling interest for the years ended October 31, 2019, and 2018 are as follows:

	October 31, 2019	October 31, 2018
Balance, beginning of year	$-	$-
Net assets contributed	196,250	-
Non-controlling interest’s 40% share of GRD Cali, LLC	(153,762)	-
Non-controlling interest’s 40% share of Idalia, LLC	(22,950)	-
Balance, end of year	$19,538	$-

The following is summarized financial information for GRD Cali, LLC:

	October 31, 2019	October 31, 2018
Current assets	$93,460	$-
Long-term assets	41,642	-
Current liabilities	25,801	-
Advances from parent	73,705	-
Net loss for the year	$384,404	$-

The following is summarized financial information for Idalia, LLC:

	October 31, 2019	October 31, 2018
Current assets	$-	$-
Long-term assets	13,248	-
Current liabilities	-	-
Advances from parent	-	-
Net loss for the year	$57,376	$-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

30.	Subsequent Events

The following events occurred subsequent to the year ended October 31, 2019.

a)	During the year ended October 31, 2020, the Company issued a total of 3,209,386 shares with an aggregate fair value of $240,340 to service providers, directors, and employees of the Company. The Company also issued 3,575,000 options to acquire one common share at an exercise price of $0.15, exercisable for a period of four years from the grant dates. Officers of the Company received 2,250,000 options. No options were exercised, and 505,000 options were forfeited or expired.

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

During the nine months ended July 31, 2022, the Company issued a total of 529,335 shares with an aggregate fair value of $59,796 to service providers, directors, and employees of the Company. The Company also issued 605,000 options to acquire one common share at an exercise price of CAD$0.15, exercisable for a period of four years from the grant dates. No options were exercised, and 1,460,000 options were forfeited or expired.

b)	In February 2020, the Company, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the nine months ended July 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), majority-owned by the CEO, signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy has already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate its option exercise to obtain a 60% interest in Golden Harvests. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy, which, when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in the Option Agreement. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and is prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expects to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021, and until we exercise the option to acquire 87% of Canopy, it will be consolidated with a 100% non-controlling interest.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

30.	Subsequent Events (continued)

c)	On February 10, 2020, the Company agreed to a non-brokered private placement offering of units (the “Units”), with each Unit comprising one common share of the Company and one common share purchase warrant (the “Warrants”) in exchange for CAD$1,500,000 ($1,084,335). Each warrant entitles the holder to purchase one common share of the Company at a price equal to a 25% premium to the Unit price for a period of 24 months. The Units were issued at CAD$0.10 per Unit. The Company has the right to accelerate the expiry of the warrants to thirty days following written notice to the holder if the common shares of the Company close at or above CAD$0.25 per share for a period of ten consecutive trading days on the Canadian Securities Exchange. As of the date of these financial statements, the Company had issued 15,000,000 Units for gross proceeds of CAD$1,500,000. In addition, the Company has agreed to nominate one board member of Grown Rogue as recommended by the subscriber at future shareholder meetings and the ability, if the subscriber does not have its nominee on the Company’s board of directors, to appoint a board observer. This agreement was transacted with Plant Based Investment Corp. (“PBIC”), a related party with a board nominee and approximately 22% common share ownership.

d)	On February 10, 2020, the Company executed a subscription agreement to issue 15,000,000 common shares of the Company in exchange for 2,362,204 common shares of PBIC at an agreed-upon exchange price of approximately $848,011 (CAD$1,500,000).

e)	During the year ended October 31, 2021, the Company sold an aggregate total of an approximately 10.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $475,000. The interest was comprised of 11.875 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. After the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the 11.875 GR Distribution units newly issued, 6.25 were issued to a director of the Company, for proceeds of $250,000. On April 30, 2021, the Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816. After the Company’s purchase of 11.875 GR Distribution Units, Grown Rogue Distribution, LLC was again a 100% owned subsidiary.

f)	On November 23, 2020, and January 27, 2021, GR Distribution issued two unsecured promissory notes totaling US$375,000. Terms of the note include 10% interest, payable monthly and a with three-year maturities. In addition, the GR Distribution will make payments in months 39, 42, 45, and 48 that will cause total interest payments to equal the principal amount loaned.

g)	On December 2, 2020, the Company’s subsidiary, Grown Rogue Gardens LLC, issued an unsecured promissory note in the amount of US$150,000 to a key Company operations manager. Terms of the note include 10% interest per annum and 12-month maturity. The Company exercised its the right to extend up to 50% of the principal for up to 6 months by paying a one-time extension fee of $7,500, equal to 10% of the $75,000 principal balance extended. The note was repaid in full during the nine months ended July 31, 2022.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

30.	Subsequent Events (continued)

h)	On January 19, 2021, the Company completed the first tranche of a private placement of 2,031,784 shares for proceeds of $200,000. On February 5, 2021, the Company completed the second tranche of the private placement comprised of 8,200,000 units (the “Units”) at CAD$0.16 per Unit for proceeds of CAD$1,312,000 ($1,025,000). Each Unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CAD$0.20 and a term of two years. The second tranche included subscriptions by the following related parties: the CEO subscribed to 1,600,000 Units; the CFO of GR Unlimited subscribed to 2,000,000 Units; a key Company operations manager subscribed to 1,000,000 Units; and PBIC subscribed to 2,000,000 Units.

i)	On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for $3,000,000 of total agreed-upon consideration. The Company also executed a Management Services Agreement (“MSA”) with HSCP. The Company operated the growing facility under the MSA until the acquisition of the growing assets obtained regulatory approval. On April 14, 2022, the transaction closed with modifications to the original terms: the retail dispensary purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a principal sum of $1,250,000 under an amended secured promissory note payable, which will be settled by payments of $500,000 and $750,000, due on due on May 1, 2023.

j)	On March 5, 2021, The Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of CAD$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CAD$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021.

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

k)	During the year ended October 31, 2021, holders of convertible debentures converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares with an aggregate fair value of $916,290, and the Company settled the remaining balance due with cash payments of $1,312,722.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

30.	Subsequent Events (continued)

l)	On August 16, 2021, the Company, through its subsidiary Golden Harvests, executed an agreement to form a joint venture with Pure Extracts Technologies Corp. (“Pure Extracts”) to expand Grown Rogue’s product offering and bring Pure Extracts’ portfolio of products to Michigan. The joint venture was to be owned 50% by Golden Harvests and 50% by Pure Extracts. The Company announced the termination of the joint venture on June 15, 2022, by which time limited joint venture activity had occurred, and the termination was immaterial to the Company’s financial statements.

Pure Extracts was to obtain a 50% interest in the joint venture, following certain regulatory approvals, by contributing processing equipment with an approximate fair value of $515,000, and an allowance for fixtures and equipment of approximately $110,000, to Golden Harvests.

Until such time as the necessary regulatory approvals were obtained, the processing equipment was leased to Golden Harvests. The lease term commenced August 16, 2021, and was to terminate on the earlier of (a) immediately upon the date of certain regulatory approval for change of ownership of the joint venture (the “Closing Date”); (b) if the Closing Date does not occur, in which case the equipment will be returned to Pure Extracts; or (c) default by Golden Harvests against the lease, including failure to make lease payments or fail to perform material terms of the lease agreement. The monthly payment under the lease was $4,292, to commence in the month in which the equipment is delivered, and only payable if the business has profits from which to make payments. On the Closing Date, the leased equipment was to be contributed to the joint venture by Pure Extracts and the lease agreement would have terminated.

m)	On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC, a related party, in the amount of $800,000 which was to be fully advanced by September 30, 2021. On June 20, 2022, the Company announced the settlement of the note, which had a principal balance of $700,000 owing. The Company agreed to transfer its ownership in PBIC, comprised of 2,362,204 common shares in PBIC (the “PBIC Shares”) to 2766923 Ontario Inc. (the “Creditor”), to which PBIC sold and assigned the note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection the note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement.

The note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms of the note required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The note was to automatically terminate when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the note would have automatically terminated. The note had no stated rate of interest, and in the event of default, would have accrued interest at 15% per annum.

n)	On December 9, 2021, the Company announced that it had closed a non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of USD$1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested USD$300,000 in the Private Placement and received 3,038,400 common shares of the Company.

INDEX TO EXHIBITS

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (4)
1.11	Articles of Amendment, effective March 16, 2012 (5)
1.12	Articles of Amendment, effective August 25, 2014 (6)
1.13	Articles of Amendment, effective February 1, 2016 (7)
1.14	Articles of Amendment, effective February 29, 2016 (8)
1.15	Articles of Amendment, effective May 26, 2017 (9)
1.16	Articles of Amendment, effective November 1, 2018 (13)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
4.2	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
8.1	Subsidiaries of Grown Rogue International Inc. (12)
12.1	Section 302 Certification of Chief Executive Officer (12)
12.2	Section 302 Certification of Chief Financial Officer (12)
13.1	Section 906 Certification of Chief Executive Officer (12)
13.2	Section 906 Certification of Chief Financial Officer (12)
15.1	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
15.2	First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 (15)
15.3	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on November 14, 2019
(16)	Previously filed by Registrant on Form 6-K on December 7, 2021