Form 20-F
period 2020-10-31
Grown Rogue International Inc.
filed 2022-11-04
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2020

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of October 31, 2020, was 107,782,397 shares.

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

The auditor of the Company for the years ended October 31, 2020 and 2019 was Dale Matheson Carr-Hilton Labonte LLP, located at 1500-1140 W. Pender Street, Vancouver, British Columbia, V6E 4G1, Canada.

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

Risks Factors Relating to Our Business

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Although the report of our independent registered public accounting firm on our audited financial statements as of and for the year ended October 31, 2020 is unqualified, it contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

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

In Oregon, Billy J. Williams is the United States Attorney for the District of Oregon until Scott Erik Asphaug’s appointment on December 25, 2021.

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

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of the Company. The risk of strict enforcement of the Federal CSA remains uncertain.

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

Local Laws and Ordinances. Although legal under Oregon and Michigan state law, local governments have the ability to limit, restrict, and ban medical or recreational cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could also be adopted or changed, and have a material adverse effect on the Company.

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

The Company has numerous competitors. Its marijuana production business is not, by itself, unique. The Company has numerous competitors throughout Oregon, Michigan, and other states utilizing a substantially similar business model. Excessive competition may impact sales and may cause the Company to reduce prices. Any material reduction in prices could have a material adverse effect on the Company. We are operating in a highly competitive industry where we may compete with numerous other companies in the marijuana industry, who may have far greater resources, more experience, and personnel perhaps more qualified than we do. There can be no assurance that we will be able to successfully compete against these other entities. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect our business, financial condition and results of operations.

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

We require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at October 31, 2020, we had working capital of $35,671 and an accumulated deficit of $19,394,044. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

We have significant trade and other payables which may make it difficult to service our debts and adversely affects our ability to obtain additional financing. At October 31, 2020, we had trade and other payables in the amount of $1,059,971. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations and continue business operations.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock. Our organizational and corporate documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of January 31, 2021, we had outstanding the following common share purchase warrants: 8,409,091 warrants exercisable at CDN$0.16 per share, 5,000,000 warrants exercisable at CDN$0.125 per share, 10,000,000 warrants exercisable at CDN$0.13 per share, and 2,148,117 warrants exercisable at $0.44 per share. As of January 31, 2021, we had outstanding the following share purchase options: 500,000 options exercisable at CDN$0.44 per share and 3,851,250 options exercisable at CDN$0.15 per share. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

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

As a result of the reverse takeover Transaction, we became a fully integrated, seed to experience cannabis brand with a focus on user experience. The Company delivers cannabis related products to cannabis users in the state of Oregon with intent to expand into other markets. The Company manages indoor and outdoor growing facilities in the Rogue Valley of Southern Oregon to take advantage of the unique microclimates inherent to each of the various farm locations that help create varied flavor and product profiles while retaining the unique core characteristics that consumers desire. In 2021, we expanded into Michigan by obtaining an interest in an operating company with an indoor grow facility.

Shares of our common stock trade on the OTC Markets under the symbol GRUSF and is listed on the Canadian Securities Exchange under the symbol GRIN. Our registered office and management office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. Telephone (416) 364-4039, Facsimile (416) 364-8244. Our books and financial records are located in the registered office and management office. Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

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

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

During the fiscal years ended October 31, 2020, 2019 and 2018, the Company invested $625,793, $397,017 and $1,055,874, respectively, on property and equipment, the significant majority of which was spent on the build-out of its indoor growing and processing facility. The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

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

As of the date of this Report, and as a result of the Transaction, we have five wholly-owned subsidiaries: GRUS, GR Gardens, Grown Rogue Distribution, LLC (“GR Distribution”), GRU Properties, LLC (“GRUP”), and GRIP, LLC (“GRIP”). The Company owns GR Gardens, GR Distribution, GRUP, and GRIP, indirectly through its ownership of GRUS; each of GR Gardens, GR Distribution, GRUP, and GRIP is a wholly owned subsidiary of GRUS. Through GRUS, the Company also has an indirect ownership interest in Idalia, LLC, an Oregon limited liability company (“Idalia”); GRUS owns a 60% interest in Idalia and an 87% interest in GR Michigan, LLC, a Michigan limited liability company (“GR Michigan”), as well as an option to acquire 87% of Canopy, which owns 60% of Golden Harvests.

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

The Company leases approximately 42 acres of real property in Jackson County, Oregon, commonly known as 741 West Fork Trail Creek Road, Trail, Oregon 97541, through that certain Commercial Lease Agreement, dated March 1, 2017, between J. Obie (“Jesse”) Strickler and GRUP. This property is subleased by GRU Properties LLC (“GRUP”) to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated March 1, 2017, between GRUP and GR Gardens.

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

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended October 31, 2020, 2019 and 2018 and notes thereto included under Item 18.

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

The Company’s registered office is 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada. Shares of our common are quoted on the OTC Markets under the symbol GRUSF and listed on the Canadian Securities Exchange under the symbol GRIN.

The Consolidated Financial Statements include the accounts of Grown Rogue International Inc., the legal parent, together with its wholly owned subsidiaries as at October 31, 2020, Grown Rogue Canada Corp. (“GRC”), GRUS, and GRUS’s wholly-owned subsidiaries (collectively referred to as the “Subsidiaries”) and joint-venture interests. GRUS’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GRUS also has 60% ownership interests in two joint ventures GRD Cali, LLC and Idalia, LLC (the “Joint Ventures”), and an 87% interest in GR Michigan, LLC.

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

The Company’s Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at October 31, 2020 and 2019, the Company considered its capital structure to be comprised of shareholders’ deficiency.

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

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the year ended October 31, 2020, the Company incurred a net loss of $2,356,488 and as of that date, the Company’s deficit was $19,394,044. As at October 31, 2020, the Company had working capital of $35,671. These aforementioned conditions have resulted in uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern in the foreseeable future. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and a return to successful operations and cash flows as well as the potential issuance of members’ capital. The accompanying Consolidated Financial Statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to the Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The Board of Directors approved the Consolidated Financial Statements on March 1, 2021.

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

SEGMENTED INFORMATION

The Company’s only operating segment is the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenues were generated in the United States during the periods ended October 31, 2020, 2019, and 2018. As such, amounts disclosed in the Consolidated Financial Statements also represent the single operating and geographical reporting segment.

Geographical information relating to the Company’s activities is as follows:

	Revenue Year ended October 31,
	2020	2019	2018
United States	$4,239,604	$3,924,983	$1,932,128
Canada	-	-	-
	$4,239,604	$3,924,983	$1,932,128

	Long-Term Assets (1) Year ended October 31,
	2020	2019
United States	$1,929,643	$1,499,514
Canada	-	-
	$1,929,643	$1,499,514

(1)	Includes: Plant and equipment

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective November 1, 2018 and changed its name from Novicius Corp. to Grown Rogue International Inc.

a)	Share Capital

Authorized:

Unlimited number of shares of common stock at no par value

Unlimited number of preferred shares issuable in series

Shares of Common Stock Issued:

The following table sets out the changes in shares of common stock during the respective periods, presented at the number of common shares issued in connection with completion of the Transaction:

	Number	Amount $
Balance October 31, 2017	22,432,446	$-
Common units issued pursuant to conversion of notes payable	9,159,871	-
Seed Round units issued for cash	4,007,236	-
Common units issued for cash	925,000	-
Common units issued to service providers	4,182,320	-
Balance October 31, 2018	40,706,873	$-
Common shares exchange pursuant to conversion of notes payable	5,465,877	-
Common units issued pursuant to technology license agreement	6,600,000	-
Common units issued pursuant to exercise of purchase option	4,202,429	-
Common units issued pursuant to subscription receipts	3,771,023	-
Exchange of Units for common shares pursuant to the Transaction	-	9,860,416
Common shares issued to existing shareholders of the Company pursuant to the Transaction	3,773,689	900,403
Common shares issued to former debt holders of the Company	839,790	200,651
Common shares pursuant to the Acquisition of Grown Rogue Canada	100,000	23,860
Common shares issued pursuant to subscription receipts	6,193,917	1,479,947
Fair value of broker warrants	-	(50,508)
Issuance costs	-	(143,786)
Common shares issued for services rendered	1,035,500	255,360
Common shares issued for debt	530,818	121,587
Balance October 31, 2019	73,219,916	$12,647,930
Issuance pursuant to private placement	15,000,000	564,147
Common shares issued pursuant to share swap	15,000,000	848,011
Share issuance costs	-	(11,508)
Common shares issued for compensation	909,386	76,797
Common shares issued for services	2,300,000	163,543
Common shares issued for investment	200,000	12,812
Conversion of debt into common shares	1,038,095	112,863
Issuances pursuant to convertible debt	115,000	9,746
Balance October 31, 2020	107,782,397	$14,424,341

Preferred Shares Issued:

As at October 31, 2020 and October 31, 2019, there were no preferred shares issued.

b)	Members Capital

Authorized:

GR Unlimited is authorized to issue up to 20,000 Common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

Common Units, Seed Round Preferred Units and Incentive Units Issued:

The following table sets out the changes in common units, seed round preferred units and incentive units during the respective periods:

	Number of Common Units	Number of Incentive Units	Number of Seed Round Preferred Units	Member’s Capital $
Balance October 31, 2017	7,000	-	-	$100
Issued pursuant to conversion of promissory notes	1,854	-	-	2,152,134
Issued for cash proceeds	191	-	733	1,525,345
Issued as employee compensation	-	300	-	-
Issued to service providers	1,500	-	-	1,049,595
Issuance costs	-	-	-	(25,401)
Balance October 31, 2018	10,545	300	733	4,701,773
Issued pursuant to conversion of promissory notes	1,322	-	-	1,451,400
Issued in connection with Technology License Agreement	6,600,000	-	-	1,574,761
Issued upon exercise of unit purchase options	4,202,429	-	-	1,218,784
Issued pursuant to Subscription receipts	3,771,023	-	-	913,698
Exchange of incentive units for common units	150	(300)	-	-
Exchange of units for common shares	(14,585,469)	-	(733)	(9,860,416)
Balance October 31, 2019 and 2020	-	-	-	$-

c)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	October 31, 2020		October 31, 2019
Warrants	Number of Warrants	Weighted Average Price (CDN$)	Number of Warrants	Weighted Average Price (CDN$)
Outstanding, beginning of year	27,584,605	$0.53	148,722	$7.39
Issued pursuant to private placement	15,000,000	0.13	-	-
Cancellation of warrants pursuant to change in terms of convertible debentures	(6,818,182)	0.55	-	-
Issuance of warrants pursuant to change in terms of convertible debentures	6,818,182	0.16	-	-
Consideration warrants for change in terms of convertible debentures	1,590,909	0.16	-	-
Issued in connection with the Transaction	-	-	11,288,149	0.55
Issued pursuant to subscription receipts	-	-	9,964,940	0.55
Issued in connection with convertible debentures	-	-	3,409,091	0.55
Issued to brokers	-	-	757,125	0.44
Issued to terminate purchase agreement	-	-	2,148,117	0.44
Expired	(17,183)	(14.05)	(131,539)	(6.52)
Balance, end of year	44,158,331	$0.33	27,584,605	$0.53

The following tables summarize the outstanding warrants as at October 31, 2020, and October 31, 2019, respectively:

Number of Warrants 2020	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (Years)
17,843,998	$0.55	November 30, 2020	0.1
757,125	0.44	November 30, 2020	0.1
8,409,091	0.16	November 1, 2021	1.0
5,000,000	0.125	February 10, 2022	1.3
10,000,000	0.13	May 15, 2022	1.5
2,148,117	0.44	June 28, 2023	2.7
44,158,331	$0.33		0.8

Number of Warrants 2019	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (Years)
17,183	$14.00	November 30, 2019	0.08
757,125	$0.44	November 15, 2020	1.04
21,253,089	$0.55	November 15, 2020	1.04
3,409,091	$0.55	May 1, 2021	1.50
2,148,177	$0.44	June 28, 2023	3.66
27,584,665	$0.53		1.13

d)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	October 31, 2020	October 31, 2019	October 31, 2018
Weighted Average Shares Outstanding, basic	90,596,827	70,928,833	33,437,503
Weighted Average Shares Outstanding, diluted	90,596,827	70,928,833	33,437,503

e)	Share Purchase Options

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options	Weighted Average Exercise Price CDN$
Balance, October 31, 2018	-	$-
Granted	650,000	0.44
Expired	-	-
Balance, October 31, 2019	650,000	$0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance, October 31, 2020	3,720,000	$0.19

The following table is a summary of the Company’s stock options outstanding and exercisable as at October 31, 2020:

Options Outstanding				Options Exercisable
Exercise Price CDN$	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price CDN$
$0.44	500,000	1.2	January 1, 2022	150,000	$0.44
$0.15	3,120,000	3.7	July 9, 2024	2,112,500	$0.15
$0.15	100,000	3.7	July 20, 2024	-	-
$0.19	3,720,000	3.4		2,612,500	$0.17

OVERALL PERFORMANCE

Revenues during the twelve months ended October 31, 2020, increased relative to the comparable period in 2019 due to the discontinuance of reselling low-margin third party products, offset by an increase in sales of product from operations. Revenues from management services were earned from Golden Harvests. Set out below is a table of revenues by revenue type:

Year ended October 31,	2020	2019	2018
Revenue from third-party products	$125,488	$1,800,816	$924,382
Revenue from management services	393,381	-	-
Revenue from Grown Rogue production	3,720,735	2,124,167	1,007,746
Total revenue	$4,239,604	$3,924,983	$1,932,128

Cost of finished cannabis inventory sold for the year ended October 31, 2020 amounted to $2,155,507 compared to $2,935,934 for the year ended October 31, 2019, resulting in gross profit excluding fair value items and management services of $1,690,716 and $989,049 for the 2020 and 2019 fiscal years respectively. Gross profit for the year ended October 31, 2020 was increased to $1,845,697 following the added expense of the realized fair value amounts included in inventory sold of $1,482,725, less the gain on the unrealized fair value on the growth of the Company’s biological assets of $1,515,492, plus the gross margin from management services of $122,214. For the year ended October 31, 2019, the Company had a gross margin of $852,599 once the realized fair value amounts included in inventory sold of $622,804 were deducted, which was partially offset by the unrealized fair value on the growth of the Company’s biological assets of $486,354. These fair value adjustments related to the growth of the Company’s biological assets relate to increasing the fair value (less costs to sell) of the cannabis crops in various stages of growth prior to harvest and any further processing required to produce inventory available for sale. The valuation of Grown Rogue’s biological assets, and the resulting fair market adjustment, includes several estimates made by management based on inputs that, by their nature, are unobservable as at October 31, 2020 and 2019. These include the average harvest yield, average selling prices, standard costs to bring the plants to harvest, as well as the stage of growth. Changes in these estimates could result in changes to the fair value of the biological assets, as well as the unrealized gain on changes in the fair value of these biological assets.

Our ability to generate margin depends upon the following significant factors: direct and indirect costs incurred to grow biological assets and complete inventory; depreciation of capital investments required to grow biological assets and complete inventory; and the impact of the adjustments that result from the fair valuation of biological assets. We prioritize cost efficiency in production and efficiency of capital allocation, and to maximize sales revenues through a variety of efforts, including production of flower which is desirable to consumers, sales team incentives, and continually increasing the number of our wholesale customers.

Operating expenses for the year ended October 31, 2020 were $3,420,376, an decrease of $5,055,179 when compared to expenses of $8,475,555 for the year ended October 31, 2019. Costs related to the Transaction of $3,453,790, the majority of which relate to the fair value of shares issued to effect the Transaction, did not recur in 2020. In addition, there was a $2,464,254 decrease in general and administrative expenses, of which was an approximately $1.1 million decrease in professional services, which followed from the stabilization of services required after the Transaction. Also contributing to the decrease in general and administrative expenses was an approximately $789 thousand decrease in salaries & benefits and an approximately $581 thousand decrease in office, banking, travel, and overheads, which reflect our improvements in staffing efficiency and administrative efficiency following the demands of the Transaction.

During the year ended October 31, 2020, we raised capital through debt and equity issuances, which resulted in net cash proceeds of $1,682,744, comprised of proceeds of $615,000 from debt and $1,067,744 from a private placement of equity.

On March 20, 2020, principal of $600,000 was received under a secured debt investment of $600,000 (the “Michigan Debt”). The Michigan Debt carries a two year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests (the “Royalty”). The Royalty commences on the date that repayments equal to principal have been made for a period of two years. The Royalty maximum is two times the amount of principal invested and the Royalty minimum is equal to the principal loaned. The Company has the right but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method, which is 73%, reflecting the discounting of the royalty as a cost of debt. Interest accreted during the year ended October 31, 2020 was $260,943. During the year ended October 31, 2020, $75,126 was repaid against this debt. Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000 was loaned by a director of the Company.

During the year ended October 31, 2020, we modified the terms of convertible debentures in order to extend their maturity dates. As a result of the modifications, we recorded a non-cash loss from restructuring of $765,707; cancelled 6,818,182 warrants with an exercise price of CDN$0.55; issued 6,818,182 replacement warrants with an exercise price of CDN$0.16; issued 1,590,909 consideration warrants with an exercise price of CDN$0.16. The fair value of the newly issued warrants of $427,710 was expensed as part of the loss from restructuring, and the expensed difference between the carrying value of the convertible debentures was $337,997.

During the year ended October 31, 2020, we also borrowed and repaid a note payable with a principal amount of $15,000, which was transacted with the CEO.

Interest expense during the years ended October 31, 2020 and 2019 were similar, at $249,296 and $245,549, respectively. Accretion expense was $456,162 higher during the year ended October, 31 2020 as compared to the year ended October 31, 2019, reflecting the accretion of the Michigan Debt of $260,943, and the impact of a full fiscal year of convertible debt interest accretion during the year ended October 31, 2020, compared to a partial year of accretion in the year ended October 31, 2019, because the convertible debt was issued midway through the year ended October 31, 2019.

During the year ended October 31, 2020, in exchange for total proceeds of $1,084,335 (CAD$1,500,000), the Company issued, in two tranches, 15,000,000 common shares and 15,000,000 warrants to purchase an aggregate of 15,000,000 common share of the Company. Of the warrants issued, 5,000,000 have a strike price of CAD$0.125 and expire on February 10, 2022. Of the warrants issued, 10,000,000 have a strike price of CAD$0.13 and expire May 15, 2022. The Company paid $16,591 in transaction costs, resulting in net proceeds of $1,067,744.

During the year ended October 31, 2020, the Company implemented an employee stock option plan, under which we granted 3,575,000 stock options to employees, exercisable into common shares at CDN$0.15. We recorded share-based compensation of expense of $337,162 during the year ended October 31, 2020, compared to $113,227 during the year ended October 31, 2019.

During the year ended October 31, 2020, we adopted IFRS 16 – Leases, with an increase to depreciable right-of-use assets of $267,431 and corresponding increases to lease liabilities. We repaid lease principal of $372,154, as compared to $117,125 during the year ended October 31, 2019.

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

Selected Annual Information

The following table reflects the summary of results for the years set out.

	For the Years Ended
	October 31
	2020 $	2019 $	2018 $
Revenue	4,239,604	3,924,983	1,932,128
Net loss	(2,356,488)	(9,476,934)	(7,509,986)
Comprehensive loss	(2,490,605)	(9,355,014)	(7,509,986)
Net loss per share – basic and diluted	(0.03)	(0.13)	(0.22)
Total Assets	3,764,418	2,932,476	5,366,268
Total non-current financial liabilities	2,910,333	217,633	2,292,634

Revenue

For the year ended October 31, 2020, revenue increased by $314,621 to $4,239,604, compared to $3,924,983 for the same twelve-month period ended October 31, 2019. Revenues reflect decreases in revenues from third party products of $1,800,816 in 2019 to $125,460 in 2020. The decrease in third party product sales was offset partially offset by service revenues of $393,381 in 2020 (2019 – nil), as well as increased pounds sold and selling prices of flower during the year ended October 31, 2020 as compared to the year ended October 31, 2019. The departure from third party products reflects our focus on Grown Rogue production, with a higher gross margin than third party products.

For the year ended October 31, 2019, revenue increased by $1,992,855 to $3,924,983, compared to $1,932,128 for the same twelve-month period ended October 31, 2018. Revenues reflect increases in revenues from third party products of $924,382 in 2018 to $1,800,816 in 2019. Sales from Grown Rogue production increased from $1,007,746 during the year ended October 31, 2018, to $2,124,167 during the year ended October 31, 2019, an increase of $1,116,421.

	For the Years Ended October 31,
General and Administrative	2020	2019	2018
Office, banking, travel and overheads	$253,669	$835,619	$1,017,769
Professional services	794,154	1,887,034	898,599
Salaries and benefits	1,148,598	1,938,022	791,518
Total	$2,196,421	$4,660,675	$2,707,886

For the year ended October 31, 2020, General and administrative expenses decreased by approximately $2,500,000 compared to the prior fiscal year. The reduction in the general and administrative costs was a result of a larger allocation of overhead to inventory, biological assets and, in turn cost of sales. We also reduced salaries, legal and professional fees, travel, and general office and corporate overhead costs, as administrative costs following the Transaction were reduced.

For the year ended October 31, 2019, the Company’s general and administrative costs increased by $1,952,789 to $4,660,675 versus $2,707,886 for the year ended October 31, 2018. The increase in expenses during fiscal 2019 was primarily attributed to the increase in administrative demands and professional services supporting our initial year after the Transaction.

Equity-Based Compensation

Employees

For the years ended October 31, 2020, 2019, and 2018, the Company recorded employee equity-based valued at $316,876, $Nil, and $Nil, respectively.

Non Employees

For the year ended October 31, 2020, the Company recorded non-employee equity-based compensation valued at $163,543, compared to $113,227 in share-based compensation expense for the same period in 2019, resulting from 650,000 stock options granted to two consultants, and compared to the 2018 share-based compensation expense of $1,049,595, a result of the Company issuing 750 common units to the Company’s CFO/general counsel and 750 common units to the Company’s marketing consultant.

During fiscal 2020, the Company granted the following stock options:

Number granted	Vesting terms	Exercise price (CDN$)	Expiration
1,270,000	Fully vested on grant date	0.15	4 years from date of grant
1,500,000	1/3 on grant date, 1/3 three months from grant date, 1/3 ten months from grant date	0.15	4 years from date of grant
220,000	1/2 on grant date, 1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date	0.15	4 years from date of grant
235,000	1/4 on grant date, 1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date, 1/4 on third anniversary of grant date	0.15	4 years from date of grant
250,000	1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date, 1/4 on third anniversary of grant date, 1/4 on fourth anniversary of grant date	0.15	4 years from date of grant
100,000	One year from start date of employment	0.15	4 years from date of grant
3,575,000

Gain/(Loss) on De-recognition of Derivative Liabilities

During fiscal 2020, the Company record a gain on de-recognition of derivative liabilities in the amount of $244,572 as a result of the modification of terms of convertible debentures, compared to a losses on de-recognition of derivative liabilities in the amount of $39,500 and $57,500 during fiscal 2019 and 2018, respectively.

Interest

For the year ended October 31, 2020, the Company recorded interest expenses of $249,296, compared to $245,549 and $965,285 in interest expense for the years ended October 31, 2019 and 2018, respectively.

Loss on Debt Settlement

During fiscal 2020, the Company reported gain on debt settlement of $23,939 related to settlement of trade payables.

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

Total Other Comprehensive Income (Loss)

Currency Translation Adjustment

For the year ended October 31, 2020, the Company recorded a currency translation expense of $134,177, compared to $121,920 for the year ended October 31, 2019, and $Nil for the year ended October 31, 2018.

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

Net Loss and Comprehensive Loss

Net loss for the year ended October 31, 2020 was $2,356,488, compared to the year ended October 31, 2019 net loss of $9,476,934 and net loss of $7,509,986 for the year ended October 31, 2018. The decrease in net loss during 2020 was primarily related to non-recurrence of the impairment of technology license of $1,574,761 during 2019, as well as non-recurrence of transaction costs related to the Transaction. General and administrative costs decreased as a result of decreased salaries & labor costs, as well as significant decreases in professional service fees following completion of the Transaction.

Comprehensive Loss for the year ended October 31, 2020 of $2,490,605 was lower than comprehensive loss of $9,355,014 for the year ended October 31, 2019 due primarily to the change in net loss, adjusted currency translation adjustments.

Net loss and comprehensive loss for the year ended October 31, 2018 was $7,509,986, which included unit-based compensation expense of $1,049,595 and finance charge expense of $1,510,489, which did not recur in 2019, while 2019 included the above-noted impairment of technology license charge of $1,574,761, Transaction costs of $3,453,790, and general & administrative expenses of $4,660,675.

Total Loss per Share, Basic

Total basic loss per share for the year ended October 31, 2020, was $0.03 compared to total basic loss per share of $0.13 and $0.22 for the same twelve-month period in 2019 and 2018, respectively.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

Fiscal 2020

	2020	2020	2020	2020
For the quarter ending	October 31	July 31	April 30	January 31
Net loss for the period	$(122,401)	$(794,072)	$(1,206,828)	$(233,187)
Loss per share, basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.01)

During the quarter ended October 31, 2020, the Company incurred stock-based compensation expenses of $16,310 and general and administrative expenses of $382,102.

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

	For the Three Months Ended October 31,
General and Administrative	2020	2019	2018
Office, banking, travel and overheads	$45,917	$(86,336)	$327,196
Professional services	293,181	392,946	318,768
Salaries and benefits	43,004	525,070	259,892
Total	$382,102	$831,680	$905,856

General and administrative expenses for the three months ended October 31, 2020, decreased to $382,102 compared to $831,680 for the same period ended October 31, 2019. For the three months ended October 31, 2019, facilities expense decreased by $174,875, as a result of an adjustment to depreciation expense at year end, as well as allocation of expense to inventory that also effected repairs and maintenance and utilities expense. For the three months ended October 31, 2019, bad debt expense was negative $86,384 as a result of adjustment to allowance for doubtful accounts for the year. For the three months ended October 31, 2020, salaries and benefits expense was lower than the comparative periods in 2019 and 2018, largely attributable to the recognition of approximately $266 thousand in wages expense as cost of service revenues.

Net Income (Loss) from Continuing Operations

Net loss from continuing operations for the three months ended October 31, 2020 was $102,615, compared to the three months ended October 31, 2019 of $433,824 and three months ended October 31, 2018 of $1,620,825. The most significant expenses incurred during the three months ended October 31, 2020, were general and administrative expenses of $382,102 (2019 - $831,680), accretion expense of $147,942 (2019 - $89,368), and amortization of property & equipment of $50,456 (2019 - ($417,187)). General and administrative expenses decreased significantly after completion of the Transaction. The increase in accretion expense reflects the impact of a full year of accretion during 2020, as compared to a portion of 2019. The credit in amortization and property & equipment during the three months ended October 31, 2019, reflects capitalization of annual property & equipment amortization into biological assets and inventory.

The most significant expenses incurred during the three months ended October 31, 2019, were general and administrative expenses of $831,680 (2018 - $905,856), accretion expense of $89,368 (2018 – ($76,799)), and amortization of property & equipment of ($417,187) (2018 – ($277,215)). General and administrative expenses increased significantly leading up to completion of the Transaction. The negative accretion in 2018 reflects correction of accretion during the fourth quarter of 2018. The credit in amortization and property & equipment during the three months ended October 31, 2019 and 2018, reflects capitalization of annual property & equipment amortization into biological assets and inventory.

Net Income (Loss) and Comprehensive Income (Loss)

Net loss for the three months ended October 31, 2020 was $122,401 compared to a net loss of $2,098,742 for the same three-months ended October 31, 2019. The decrease in net loss was driven by an impairment loss on the technology license acquired in connection with the Transaction in 2019; Transaction costs incurred in 2019; and improved gross profitability.

Net loss for the three months ended October 31, 2019 was $2,098,742 compared to a net loss of $2,512,110 for the same three-months ended October 31, 2018. Significant to net loss in the three months ended October 31, 2018, was equity-based compensation of $639,259, which did not recur in 2019, while impairment expense of $1,574,761 was reported during the three months ended October 31, 2019 and which did not occur during the comparable period in 2018.

See Item 3.D “Key Information, Risk Factors” for discussion regarding the impact of foreign currency fluctuations on the Company and information on governmental, economic, fiscal, monetary or political policies or factors that could materially affect the Company’s operations.

COMMITMENTS

As at October 31, 2020, we had the following commitments for facilities and equipment leases:

Total future minimum lease payments
Due in less than one year	$114,010
Due between one and five years	17,525
Total	$131,535

B.	LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents position was $217,788 as at October 31, 2020 as compared to $74,926 on October 31, 2019. The Company had working capital of $35,671 as at October 31, 2020, compared to a working capital deficiency of $2,709,527 as at October 31, 2019. Working capital improvements are due in part to improving operational efficiencies and yield; and margin on Grown Rogue product sales as a result.

During the year ended October 31, 2020, Grown Rogue used cash of approximately $293,000 through its operating activities, compared to cash used on similar activities of approximately $3,427,000 for the year ended October 31, 2019. The Company invested approximately $558,000 in property and equipment during the year ended October 31, 2020 (year ended October 31, 2019 - $216,000).

Cash from financing activities of approximately $1,100,000 during the year ended October 31, 2020, was the result of:

●	Lease payments of approximately $372,000;

●	Debt repayment of approximately $226,000;

●	Debt proceeds of $615,000; and

●	Private placement proceeds of approximately $1.1 million.

Cash generated during the year ended October 31, 2019, from financing activities included (amounts rounded to nearest $5,000):

●	Outflow against subscription receivable of $720,000;

●	Debt repayments of $250,000;

●	Proceeds of subscription receipts of $3,235,000;

●	Proceeds from convertible debenture issuances of $1,105,000;

●	Net lease payments of $115,000;

●	Payments of $200,000 for costs of issuing debt & equity; and

●	Payments of $165,000 for Transaction costs

Historically, the Company’s capital requirements to fund expansion and operations have been met primarily through the completion of private placements of equity and debt instruments, including debt with features to convert into equity.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not engage in significant research and development activities. As such, included in general and administrative expenses is limited spending on research and development during the year ended October 31, 2020 of $1,675 (2019 - $28,250).

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

Total sales of cannabis products in Oregon have trended upward since the Company began cannabis operations. For the years ended October 31, 2020, 2019, and 2018, total sales of cannabis products in Oregon were approximately $444 million; $629 million, and $768 million, respectively. The following table summarizes sales prices for indoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2020	2019	2018
Average of monthly ($/lb)	1,524	1,151	1,371
Minimum monthly ($/lb)	1,349	995	1,134
Maximum monthly ($/lb)	1,794	1,387	1,968
First month of year / ending month of year	1,393 / 1,698	1,021 / 1,299	1,968 / 1,134

The following table summarizes sales prices for outdoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2020	2019	2018
Average of monthly ($/lb)	874	557	701
Minimum monthly ($/lb)	799	472	405
Maximum monthly ($/lb)	993	799	1,134
First month of year / ending month of year	799 / 986	522 / 799	1,134 / 599

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

There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any major shareholders, customers, suppliers or others, pursuant to which any named two or more directors or executive officers were selected.

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

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended October 31, 2020 and 2019.

Name	Year	Salary, consulting fee, retainer or commission		Bonus	Committee or meeting fees		Value of perquisites	Value of all other compensation		Total compensation
		($)		($)	($)			($)		($)
J. Obie Strickler, President, CEO and Director	2020	114,000		Nil	Nil		Nil	118,708	(1)	232,708
	2019	130,000		Nil	Nil		Nil	60,500	(1)	190,500

Michael Johnston, CFO and Corporate Secretary	2020	71,815	(2)	Nil	Nil		Nil	Nil		71,815
	2019	172,510	(2)	Nil	Nil		Nil	Nil		172,510

Adam August, CFO of Grown Rogue Unlimited, LLC	2020	188,412	(3)	Nil	Nil		Nil	69,928		258,361
	2019	160,612	(3)	Nil	Nil		Nil	Nil		160,612

Ryan Kee, Chief Accounting Officer	2020	66,500		Nil	Nil		Nil	4,783		71,283
	2019	Nil		Nil	Nil		Nil	Nil		Nil

Rob Rigg, Former Chief Marketing Officer	2020	187,602	(4)	Nil	Nil		Nil	69,928		257,530
	2019	125,155	(4)	Nil	Nil		Nil	Nil		125,155

Abhilash Patel, Director	2020	Nil		Nil	13,409	(5)	Nil	Nil		13,409
	2019	Nil		Nil	67,045	(5)	Nil	Nil		67,045

Stephen Gledhill, Director	2020	Nil		Nil	31,409	(5)(6)	Nil	Nil		31,409
	2019	Nil		Nil	109,211	(5)(7)	Nil	Nil		109,211

Sean Conacher, Director	2020	Nil		Nil	1,909	(5)	Nil	Nil		1,909
	2019	Nil		Nil	Nil		Nil	Nil		Nil

(1)	Represents rent charged by a company owned by Mr. Strickler, lease payments for equipment sold by Mr. Strickler to the Corporation, and royalty payments made to Mr. Strickler.
(2)	Fees were paid to an accounting firm in which Mr. Johnston is a partner.
(3)	Inclusive of the $36,505 paid to Mr. August in Common Shares in 2020 and $50,612 in 2019.
(4)	Inclusive of the $24,424 paid to Mr. Rigg in Common Shares in 2020 and $25,550 in 2019.
(5)	Represents director and committee fees paid in Common Shares.
(6)	Mr. Gledhill was paid an additional $18,000 in fees in his role as chair of the Audit Committee and Compensation Committee.
(7)	Mr. Gledhill was paid an additional $60,500 in fees in his role as chair of the Audit Committee and Compensation Committee, which was paid in a combination of cash and Common Shares.

Outstanding Option-Based Awards

The following table summarizes options outstanding as at October 31, 2020.

Exercise price	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	500,000	1.2	January 1, 2022
0.15	3,120,000	2,112,500	3.7	July 9, 2024
0.15	100,000	-	3.7	July 20, 2024
$0.19	3,720,000	2,612,500	3.4

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

For the financial year ended October 31, 2020, the Company’s NEO compensation program consisted of the following elements:

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

Incentive Plan Awards

During the year ended October 31, 2020, the Company granted 3,575,000 stock options, of which 750,000 were granted to the Senior VP; 750,000 were granted to the Chief Market Officer; 250,000 options to the Chief Accounting Officer; and 500,000 were granted to the spouse of the CEO.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

At October 31, 2020, the Company had one executive employment agreements in place with the Chief Accounting Officer, which could be triggered by termination, or a constructive dismissal within six months of a change in control event. If triggered, a payment equal to 50% of the Chief Accounting Officer’s compensation for the twelve months prior to the change in control event would be due within sixty calendar days after the effective date of the triggering event.

The Company has no compensatory plan where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

The Company does not compensate its directors based on the number of meetings attended. Mr. Gledhill is paid a monthly fee of $1,500. Each director is paid in common shares of the Company. Aggregate compensation paid to each director during the year ended October 31, 2020 is included in the Executive Compensation table above. As of the date of this Report, none of the Company’s directors has a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

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

Directorships

As at October 31, 2020, the following director and officer of the Company also served as a director and/or officer of other reporting issuers, as follows:

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

As of October 31, 2020 we had 37 employees.

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

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
J. Obie Strickler[1]	34,194,416	1	20.04%
Bengal Catalyst Fund, LP	24,262,000		14.22%

1.	Mr. Strickler owns options to acquire 500,000 common shares and warrants to acquire 1,600,000 common shares.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of November 4, 2022.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,076	146,743,807	92.44%	85.99%
USA	74	23,640,359	6.36%	13.85%
All Other	14	248,445	1.20%	0.15%
Total	1,164	170,632,611	100.00%	100.00%

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

Property and Equipment Leases

Obie Strickler, our CEO, currently owns the Trails End Property that is one of the facility properties leased to GRUP. In fiscal year 2020, Trail End Property charged rent of $77,000. Beginning with the 2019 outdoor harvest, 2.5% of gross sales achieved from this property is payable in cash. The royalty terminated in December 2021. Although this lease began January 1, 2017, Grown Rogue began paying this amount in October, 2017. As such, Grown Rogue had $45,000 of accrued liabilities at October 31, 2020 and 2019, related to nine months’ rent that went unpaid. The rent owed by GRUP to Mr. Strickler is paid in cash at comparable market rates. During the years ended October 31, 2021, and 2020, rent charged was $73,000 and $77,000, respectively. During the three months ended January 31, 2022, rent charged was $18,000.

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

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	October 31, 2020	October 31, 2019	October 31, 2018
Short term employee benefits	$577,774	$425,412	$533,568
Equity-based compensation	$205,568	$33,083	$1,049,565
	$783,342	$458,083	$1,583,133

The following balances owing to key management personnel which are included in trade and other payables are unsecured, non-interest bearing and due on demand:

	October 31, 2020	October 31, 2019
Short term employee benefits and reimbursables payable to key managers	$215,625	$211,353
Deferred lease amounts payable to CEO	$45,000	45,000
Amount due to Canopy Management, related to CEO	180,799	180,799
	$441,424	$437,152

During the three months ended January 31, 2022, and the years ended October 31, 2021 and 2020, the Company incurred compensation expense of $15,000, $58,020, and $59,500, respectively, for Sarah Strickler’s employment services, who is the spouse of our CEO. During the year ended October 31, 2020, Ms. Strickler was granted 500,000 options, exercisable to acquire 500,000 common shares of the Company at a price of CDN$0.15 per share for four years from the date of the grant. During the year ended October 31, 2019, the Company incurred employee/director fees of $22,000 Ms. Strickler’s services.

The Company incurred fees related to marketing and promotion services of $Nil (2019 $183,674) from two companies owned by the Company’s former Chief Strategy Officer (“CSO”). At October 31, 2020, accounts payable and accrued liabilities were $Nil (October 31, 2019 $6,000) payable to these companies.

During the year ended October 31, 2020, the options to purchase common shares were granted to key management personnel, summarized in the following table:

Key Management Person	Name	Number of options granted	Strike Price	Term	Number of options cancelled
Senior VP of GRUS	Adam August	750,000	CDN$0.15	Four years	Nil
Chief Financial Officer	Ryan Kee	250,000	CDN$0.15	Four years	Nil
Chief Market Officer	Robert Rigg[1]	750,000	CDN$0.15	Four years	750,000

[1]	Employment terminated in May 2021.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated Financial Statements for the fiscal years ended October 31, 2020, 2019 and 2018 and the notes thereto required as part of this Report are filed under Item 18 of this Report.

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

Common Shares

Our authorized capital consists of an unlimited number of shares of our common stock without par value, of which 107,782,397 were issued and outstanding as of October 31, 2020. All shares are initially issued in registered form. There are no restrictions on the transferability of shares of our common stock imposed by our Articles of Amalgamation. Holders of shares of our common stock are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of shares of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at October 31, 2020.

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

Our common stock became eligible for trading on October 22, 2009 on the OTC Markets under the symbol (“EGNKF”). Following the amalgamation on November 30, 2009 with our wholly owned subsidiary 1406768 Ontario, we changed our name to Eagleford Energy Inc. and commenced trading under the symbol (“EFRDF”). Prior to our common stock being included on the OTC Markets, our common stock had not publicly traded in the United States. We completed a 2-for-1 forward stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012. On August 31, 2014 we completed a 1-for-10 stock consolidation and following commenced trading under the symbol (“EGFDF”). On February 1, 2016, we changed our name to Intelligent Content Enterprises Inc. and completed a 1-for-10 stock consolidation and following commenced trading on the OTC Markets under the symbol (“ICEIF”). On May 26, 2017, we changed our name from Intelligent Content Enterprises Inc., to Novicius Corp., and completed a 1-for-10 stock consolidation and following commenced trading on the OTC Markets under the symbol (“NVSIF”). On November 15, 2018, the Transaction was consummated and prior to the close of the Transaction we completed a 1-for-1.4 stock consolidation.

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

Agreements pertaining to various equity financing arrangements are described in Item 4(A) History and Development of the Company, and the details of equity and debt and debenture financing agreements through October 31, 2020, are described in the notes to the financial statements in Item 18 Financial Statements.

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

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of shares of our common stock which are quoted for trading on the OTC Markets, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the “Treaty”) entitled to the full benefit of the Treaty and is not a resident, or deemed to be a resident, of Canada, deals at arm’s length and is not affiliated with the Company, did not acquire shares of our common stock by virtue of employment, is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the Income Tax Act (Canada) (the “ITA”), holds shares of our common stock as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her Company in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a “non-resident holder”).

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

●	Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

●	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		October 31, 2020		October 31, 2019
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Derivative liabilities	2	1,739,678	1,739,678	249,320	249,320
Marketable securities	1	585,035	585,035	-	-

Loans and receivables:
Cash and cash equivalents	1	217,788	217,788	74,926	74,926
Accounts receivable, net and other receivables	2	172,121	172,121	134,423	134,423

Other liabilities at amortized cost:
Accounts payable and accrued liabilities	2	1,059,971	1,059,971	1,526,855	1,526,855
Non-current accrued liabilities	2	389,816	389,816	180,799	180,799
Current portion of convertible debentures	2	46,099	46,099	-	-
Convertible debentures	2	1,739,678	1,739,678	1,995,609	1,995,609
Long-term debt	2	753,715	753,715	150,000	150,000
Interest payable	2	9,367	9,367	55,829	55,829

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $389,909 as at October 31, 2020 (October 31, 2019 - $209,349). The allowance for doubtful accounts at October 31, 2020 is $7,425 (October 31, 2019 - $129,131).

As at October 31, 2020 and October 31, 2019, the Company’s trade accounts receivable were aged as follows:

	October 31, 2020	October 31, 2019
Current	$66,660	$51,672
1-30 days	49,204	500
31 days-older	63,682	211,382
Allowance for doubtful accounts	(7,425)	(129,131)
Total trade accounts receivable	$172,121	$134,423

The change in the provision for expected credit losses is as follows:

	Years ended
	October 31, 2020	October 31, 2019
Balance, beginning of period	$129,131	$106,443
Additional allowance	10,349	121,793
Amounts collected	(6,757)	(66,902)
Amounts used	(125,298)	(32,203)
Balance, end of period	$7,425	$129,131

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2020, the Company’s working capital accounts were as follows:

	October 31, 2020	October 31, 2019
Cash	$217,788	$74,926
Current assets excluding cash	1,616,987	1,358,036
Total current assets	1,834,775	1,432,962
Current liabilities	1,799,104	4,142,489
Working capital (deficit)	$35,671	$(2,709,527)

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2-3
Accounts payable and accrued liabilities	$1,059,971	$389,816
Debt and convertible debentures	46,099	2,493,393
Lease liabilities	100,277	16,630
Interest payable	9,367	-
Derivative liabilities	583,390	-
Deferred rent	-	10,494
Total	$1,799,104	$2,910,333

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)	Currency Risk

As at October 31, 2020, the Company had accounts payable and accrued liabilities of CAD$504,314 and convertible debentures of CAD$2,850,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

(ii)	Interest Rate Risk

At October 31, 2020 and October 31, 2019, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

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

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2020, based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of October 31, 2020, we had two significant deficiencies, the combination of which result in a more than remote likelihood that a material misstatement of the annual or interim financial statements, thereby comprising a material weakness: 1) the lack of adequate accounting and finance personnel with the experience and expertise required to complete period-end close and financial reporting in accordance with IFRS; and 2) lack of a control to ensure the review, approval, and execution of contracts by appropriate personnel, and lack of a formal repository of such contracts available to accounting staff. In order to address these significant deficiencies, management has: employed a Chief Accounting Officer (now the Chief Financial Officer) to oversee the close & financial reporting process and ensure application of IFRS to routine and non-routine transactions and consolidated financial statements; and implemented a contract repository maintained by the accounting staff.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there have been no changes in our internal control over financial reporting that occurred during the year ended October 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

During fiscal 2020 and 2019 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company’s most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants (“DMCL”) for the years ended October 31, 2020 and 2019 are as follows:

Nature of Services	Fees Paid to Auditor for Year-ended October 31, 2020	Fees Paid to Auditor for Year-ended October 31, 2019
Audit Fees(1)	$97,340	$35,806
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
TOTALS	$97,340	$35,806

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	“Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.

3.	“Tax Fees” include fees for all professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.

4.	“All Other Fees” include all fees for products and services provided by the Company’s auditors not included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

Our First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 were previously filed by Registrant on Form 6-K on November 14, 2019 (Exhibit 4.48).

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Grown Rogue International Inc., for the years ended October 31, 2020, 2019 and 2018, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for the years ended October 31, 2020 and 2019;

(b)	Report of Independent Registered Public Accounting Firm, Turner, Stone and Company, LLP, Certified Public Accountants for the year ended October 31, 2018;

(b)	Consolidated Statements of Financial Position as at October 31, 2020 and 2019;

(c)	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended October 31, 2020, 2019 and 2018;

(d)	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended October 31, 2020, 2019 and 2018;

(e)	Consolidated Statements of Cash Flows for the years ended October 31, 2020, 2019 and 2018;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (4)
1.11	Articles of Amendment, effective March 16, 2012 (5)
1.12	Articles of Amendment, effective August 25, 2014 (6)
1.13	Articles of Amendment, effective February 1, 2016 (7)
1.14	Articles of Amendment, effective February 29, 2016 (8)
1.15	Articles of Amendment, effective May 26, 2017 (9)
1.16	Articles of Amendment, effective November 1, 2018 (13)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
4.2	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
8.1	Subsidiaries of Grown Rogue International Inc. (12)
12.1	Section 302 Certification of Chief Executive Officer (12)
12.2	Section 302 Certification of Chief Financial Officer (12)
13.1	Section 906 Certification of Chief Executive Officer (12)
13.2	Section 906 Certification of Chief Financial Officer (12)
15.1	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
15.2	First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 (15)
15.3	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on November 14, 2019
(16)	Previously filed by Registrant on Form 6-K on December 7, 2021

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Grown Rogue International Inc.

By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	President & Chief Executive Officer

Date: November 4, 2022

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. for the years ended October 31, 2020, 2019 and 2018, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for the years ended October 31, 2020 and 2019;	F-1
(b)	Report of Independent Registered Public Accounting Firm, Turner, Stone and Company, LLP, Certified Public Accountants for the year ended October 31, 2018;	F-2
(c)	Consolidated Statements of Financial Position at October 31, 2020 and 2019:	F-3
(d)	Consolidated Statements of Operations and Comprehensive Loss for the years ended October 31, 2020, 2019 and 2018;	F-4
(e)	Consolidated Statements of Equity Holders' Deficit for the years ended October 31, 2020, 2019 and 2018;	F-5
(f)	Consolidated Statements of Cash Flows for the years ended October 31, 2020, 2019 and 2018;	F-7
(g)	Notes to the Consolidated Financial Statements.	F-8

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Years ended October 31, 2020, 2019 and 2018

Expressed in United States Dollars

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Grown Rogue International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grown Rogue International Inc. (the “Company”) as of October 31, 2020 and 2019, the related statements of comprehensive loss, changes in equity holders’ deficit, and cash flows for the years ended October 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020 and 2019, and its financial performance and its cash flows for the years ended October 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

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

Dallas, Texas

June 8, 2022

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	October 31, 2020	October 31, 2019
	$	$
ASSETS
Current assets
Cash	217,788	74,926
Accounts receivable (Note 24)	172,121	134,423
Biological assets (Note 5)	250,690	156,589
Inventory (Note 6)	1,124,360	940,715
Prepaid expenses and other assets	69,816	126,309
Total current assets	1,834,775	1,432,962
Property and equipment (Note 11)	1,101,331	1,464,917
Intangible assets	4,997	34,597
Right-of-use assets (Note 10)	50,468	-
Marketable securities (Note 7)	585,035	-
Other investment (Note 8)	187,812	-
TOTAL ASSETS	3,764,418	2,932,476
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,059,971	1,526,855
Convertible debentures (Note 14)	-	1,995,609
Current portion of long-term debt (Note 12)	46,099	150,000
Unearned revenue	-	35,000
Current portion of lease liabilities (Note 10)	100,277	129,876
Interest payable (Notes 12, 13, 14)	9,367	55,829
Derivative liabilities (Note 14.1)	583,390	249,320
Total current liabilities	1,799,104	4,142,489
Accrued liabilities (Note 9)	389,816	180,799
Lease liabilities (Note 10)	16,630	12,329
Long-term debt (Note 12)	753,715	-
Convertible debentures (Note 14)	1,739,678	-
Deferred rent	10,494	24,505
TOTAL LIABILITIES	4,709,437	4,360,122
EQUITY
Share capital (Note 16)	14,424,341	12,647,930
Shares to be issued	-	5,136
Contributed surplus (Note 17, 19, 20)	4,070,264	2,890,435
Accumulated other comprehensive income (loss)	(12,197)	121,920
Accumulated deficit	(19,394,044)	(17,112,605)
Equity attributable to shareholders	(911,636)	(1,447,184)
Non-controlling interest (Note 30)	(33,383)	19,538
TOTAL EQUITY	(945,019)	(1,427,646)
TOTAL LIABILITIES AND EQUITY	3,764,418	2,932,476

Going Concern (Note 1)

Subsequent Events (Note 31)

Approved on behalf of the Board of Directors

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Operations and Comprehensive Loss

Expressed in United States Dollars

		Years ended	October 31,
	2020	2019	2018
	$	$	$
Revenue
Product sales	3,846,223	3,924,983	1,932,128
Service revenue	393,381	-	-
Total revenue	4,239,604	3,924,983	1,932,128
Cost of goods sold
Cost of finished cannabis inventory sold (Note 6)	(2,155,507)	(2,935,934)	(1,889,229)
Costs of service revenues earned	(271,167)	-	-
Gross profit, excluding fair value items	1,812,930	989,049	42,899
Realized fair value amounts in inventory sold	(1,482,725)	(622,804)	(997,744)
Unrealized fair value gain on growth of biological assets (Note 5)	1,515,492	486,354	541,352
Gross profit	1,845,697	852,599	(413,493)
Expenses
Accretion expense	609,357	153,195	317,827
Amortization of intangible assets	26,600	31,373	18,762
Amortization of property and equipment (Note 11)	153,991	63,295	460,046
Amortization of right-of-use assets (Note 10)	96,845	-	-
General and administrative (Note 25)	2,196,421	4,660,675	2,707,886
Share-based compensation	337,162	113,227	1,049,595
Transaction costs	-	3,453,790	-
Total expenses	3,420,376	8,475,555	4,554,116
Loss from operations	(1,574,679)	(7,622,956)	(4,967,609)
Other income and (expense)
Interest expense	(249,296)	(245,549)	(965,285)
Other income	14,750	16,733	-
Finance charge expense	-	-	(1,510,489)
Gain on disposal of subsidiary	1,574	-	-
Loss on debt restructure (Note 14.1)	(765,707)	-	-
Gain (loss) on debt settlement	23,939	(4,942)	-
Gain (loss) on derecognition of derivative liability (Note 14.1)	244,572	39,500	(57,500)
Unrealized loss on marketable securities	(263,483)	-	-
Unrealized gain on derivative liability (Note 14.1)	221,820	121,811	-
Gain (loss) on disposal of property and equipment	(9,978)	(70,403)	(9,103)
Acquisition costs	-	(126,202)	-
Impairment of technology license (Note 15.2)	-	(1,574,761)	-
Debt issuance cost	-	(10,165)	-
Net loss	(2,356,488)	(9,476,934)	(7,509,986)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation	(134,117)	121,920
Total comprehensive loss	(2,490,605)	(9,355,014)	(7,509,986)
Loss per share attributable to owners of the parent - basic & diluted	(0.03)	(0.13)	(0.22)
Weighted average shares outstanding - basic & diluted	90,596,827	70,928,833	33,437,503
Net loss for the period attributable to:
Non-controlling interest	(75,049)	(176,712)	-
Shareholders	(2,281,439)	(9,300,222)	(7,509,986)
Net loss	(2,356,488)	(9,476,934)	(7,509,986)
Comprehensive loss for the period attributable to:
Non-controlling interest	(75,049)	(176,712)	-
Shareholders	(2,415,556)	(9,178,302)	(7,509,986)
Total comprehensive loss	(2,490,605)	(9,355,014)	(7,509,986)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders’ Deficit

Expressed in United States Dollars

	Number of common shares	Share capital				Subscriptions payable		Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$				$		$	$	$	$	$
Balance at October 31, 2019	73,219,916	$12,647,930	-	-	-	$5,136	-	$2,890,435	$121,920	$(17,112,605)	$19,538	$(1,427,646)
Issuance pursuant to private placement (Notes 16.1)	15,000,000	564,147				-		520,188	-	-	-	1,084,335
Common shares issued pursuant to share swap (Note 16.1)	15,000,000	848,011				-		-	-	-	-	848,011
Share issuance costs (Note 16.1)	-	(11,508)				-		(5,083)	-	-	-	(16,591)
Common shares issued for compensation (Note 16.5)	909,386	76,797				-		-	-	-	-	76,797
Common shares issued for services (Note 16.4)	2,300,000	163,543				-		-	-	-	-	163,543
Common shares issued for investment (Notes 16.2, 8.1)	200,000	12,812				-		-	-	-	-	12,812
Conversion of debt into common shares (Note 14.1, 16.3)	1,038,095	112,863				-		-	-	-	-	112,863
Issuances pursuant to convertible agreements (Note 16.3, 17.3)	115,000	9,746				-		424,645	-	-	-	434,391
Stock option grants (Note 20.3)	-	-				-		240,079	-	-	-	240,079
Elimination of non-controlling interest of sold subsidiary (Notes 1, 31)	-	-				-		-	-	-	22,128	22,128
Subscription payable to be settled as trade payable	-	-				(5,136)		-	-	-	-	(5,136)
Currency translation adjustment	-	-				-		-	(134,117)	-	-	(134,117)
Net loss	-	-	-	-	-	-	-	-	-	(2,281,439)	(75,049)	(2,356,488)
Balance at October 31, 2020	107,782,397	$14,424,341	-	-	-	$-	-	$4,070,264	$(12,197)	$(19,394,044)	$(33,383)	$(945,019)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders’ Deficit

Expressed in United States Dollars

	Number of Common Shares	Share Capital	Common Units	Round Preferred Units	Total Member’s Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Currency Translation Reserve	Accumulated Deficit	Non-Controlling Interest	Total Equity Holders’ Deficit
	#	$	$	$	$	$	$	$	$	$	$	$
Balance - October 31, 2018	40,706,873	-	3,426,829	1,274,944	4,701,773	720,516	132,000	2,010,489	-	(7,812,383)	-	(247,605)
Common units issued pursuant to conversion of notes payable (Note 15)	5,465,877	-	1,451,400	-	1,451,400	-	-		-	-	-	1,451,400
Common units issued pursuant to technology license agreement (Note 15)	6,600,000	-	1,574,761	-	1,574,761	-	-		-	-	-	1,574,761
Common units issued pursuant to exercise of purchase option (Note 15)	4,202,429	-	1,218,784	-	1,218,784	-	-	(1,218,784)	-	-	-	-
Subscription receipts (Note 18)	-	-	-	-	-	554,000	-		-	-	-	554,000
Common units issued pursuant to subscription receipts (Note 15)	3,771,023	-	913,698	-	913,698	(1,274,516)	-	360,818	-	-	-	-
Exchange of Units for common shares pursuant to the Transaction	-	9,860,416	(8,585,472)	(1,274,944)	(9,860,416)	-	-		-	-	-	-
Common units issued to existing shareholders of the Company pursuant to the Transaction (Note 16)	3,773,689	900,403	-	-	-	-	-		-	-	-	900,403
Common shares issued to former debt holders of the Company (Note 16.8)	839,790	200,651	-	-	-	-	-	79,237	-	-	-	279,888
Common shares pursuant to acquisition of Grown Rogue Canada (Note 16.10)	100,000	23,860	-	-	-	-	-	-	-	-	-	23,860
Common shares issued pursuant to subscription receipts (Note 16.9)	6,193,917	1,479,947	-	-	-	-	-	584,430	-	-	-	2,064,377
Fair value of broker warrants	-	(50,508)	-	-	-	-	-	50,508	-	-	-	-
Issuance costs	-	(143,786)	-	-	-	-	-	(56,781)	-	-	-	(200,567)
Fair value of Grown Rogue Canada replacement warrants (Note 19)	-	-	-	-	-	-	-	893,646	-	-	-	893,646
Debt settlements	-	-	-	-	-	5,136	-	-	-	-	-	5,136
Common shares issued for services (Note 16.11)	1,035,500	255,360	-	-	-	-	-	-	-	-	-	255,360
Common shares issued for debt (Note 16.12)	530,818	121,587	-	-	-	-	-	-	-	-	-	121,587
Stock based compensation expenses	-	-	-	-	-	-	-	112,080	-	-	-	112,080
Issuance of common share purchase warrants	-	-	-	-	-	-	-	74,792	-	-	-	74,792
Derivative Liability	-	-	-	-	-	-	(132,000)	-	-	-	-	(132,000)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	121,920	-	-	121,920
Non-controlling interest (Note 30)	-	-	-	-	-	-	-	-	-	-	196,250	196,250
Net loss	-	-	-	-	-	-	-	-	-	(9,300,222)	(176,712)	(9,476,934)
Balance - October 31, 2019	73,219,916	12,647,930	-	-	-	5,136	-	2,890,435	121,920	(17,112,605)	19,538	(1,427,646)

	Number of Common Shares	Share Capital	Common Units	Round Preferred Units	Total Member’s Capital	Subscription Payable	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Deficit	Total Equity Holders’ Deficit
	#	$	$	$	$	$	$	$	$	$
Balance - October 31, 2017	22,432,446	-	100	-	100	-	-	-	(302,397)	(302,297)
Common units issued pursuant to conversion of notes payable	-	-	-	-	2,152,134	-	-	-	-	2,152,134
Seed Round Preferred Units issued for cash	4,007,236	-	-	1,300,345	1,300,345	-	-	-	-	1,300,345
Common units issued for cash	925,000	-	225,000	-	225,000	-	-	-	-	225,000
Common units issued to service providers	4,182,320	-	1,049,595	-	1,049,595	-	-	-	-	1,049,595
Unit purchase options granted	-	-	-	-	-	-	-	1,510,489	-	1,510,489
Unit purchase option purchased	-	-	-	-	-	-	-	500,000	-	500,000
Issuance of convertible debentures	-	-	-	-	-	-	132,000	-	-	132,000
Subscription proceeds	-	-	-	-	-	720,516	-	-	-	720,516
Issuance costs	-	-	-	(25,401)	(25,401)	-	-	-	-	(25,401)
Net loss	-	-	-	-	-	-	-	-	(7,509,986)	(7,509,986)
Balance - October 31, 2018	40,706,873	-	3,426,829	1,274,944	4,701,773	720,516	132,000	2,010,489	(7,812,383)	(247,605)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flow

Expressed in United States Dollars

	Years ended October 31,
	2020	2019	2018
	$	$	$
Cash provided by (used in)
Operating activities
Net loss	(2,356,488)	(9,476,934)	(7,509,986)
Adjustments for non-cash items in net loss
Amortization of property and equipment	250,836	63,295	460,046
Amortization of property and equipment included in costs of inventory sold	518,999	191,094	-
Amortization of intangible assets	26,600	31,373	18,762
Unrealized gain on changes in fair value of biological assets	(1,515,492)	(486,354)	(541,352)
Realized changes in fair value of biological assets in inventory sold	1,482,725	622,804	997,744
Share-based compensation	239,067	113,227	1,049,595
Stock option expense	174,892	-	-
Services paid in shares or membership units		322,985	-
Amortization of debt issuance costs	-	64,914	-
Accretion expense	568,969	153,195	317,827
Finance charge expense	-	-	1,510,489
Gain on liability settlement	(23,939)	-	-
Loss on disposal of property and equipment	9,978	70,403	9,103
Services settled by issuance of long-term debt	-	-	26,487
Gain on sale of subsidiary	(1,574)	-	-
Transaction costs	-	3,453,790	-
Loss on sale of subsidiary		-	-
Loss from debt restructuring	765,707	-	-
Unrealized loss on marketable securities	263,483	-	-
Change in fair value of derivative liability	(221,820)	(121,811)	-
Gain (loss) on derecognition of derivative liability	(244,572)	(39,500)	57,500
Acquisition costs	-	126,202	-
Impairment of technology license	-	1,574,761	-
Bad debt expense	-	54,892	-
Loss on debt settlement	-	4,509	-
Effects of foreign exchange	(134,117)	153,003	-
Noncash Items In Net Loss	(196,746)	(3,124,152)	(3,063,785)
Changes in non-cash working capital (Note 21)	(96,064)	(302,684)	1,253,428
Net cash used in operating activities	(292,810)	(3,426,836)	(2,350,357)

Investing activities
Purchase of intangible assets	-	(996)	(44,363)
Purchase of property and equipment	(557,758)	(216,088)	(1,055,874)
Other investment	(175,000)	-	-
Receipt from sale of subsidiary	83,966	-	-
Payment upon execution of Letter of Intent	-	(50,000)	-
Cash acquired upon close of Transaction	-	5,875	-
Net cash used in investing activities	(648,792)	(261,209)	(1,100,237)

Financing activities
Member’s contributions	-	-	1,525,345
Subscription receivable	-	-	720,516
Option proceeds	-	-	500,000
Proceeds from convertible debentures	-	1,105,126	-
Proceeds from long-term debt	615,000	100,000	2,649,253
Repayment of long-term debt	(226,126)	(250,145)	(578,250)
Proceeds of subscription receipts	-	2,514,377	-
Payments of lease principal	(372,154)	(117,125)	-
Payment of equity and debenture issuance costs	-	(200,567)	(25,401)
Proceeds from private placement	1,067,744	-	-
Payment of debt issuance costs	-	(47,975)	(111,746)
Transaction costs	-	(167,363)	(855,679)
Net cash provided by financing activities	1,084,464	2,936,328	3,824,038

Change in cash	142,862	(751,717)	373,444
Cash balance, beginning	74,926	826,643	453,199
Cash balance, ending	217,788	74,926	826,643

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information and Going Concern

These consolidated financial statements (the “Financial Statements”) for the years ended October 31, 2020, 2019 and 2018, include the accounts of Grown Rogue International, Inc (together with its subsidiaries, “GRIN” or the “Company”) and its subsidiaries. The registered office of GRIN is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2.

GRIN’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC

GRIN is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

These Financial Statements are prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of the business.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. As at the end of the year ended October 31, 2020, the Company incurred a net loss of $2,356,488 (2019 - $9,476,934; 2018 - $7,509,986) and as of that date, the Company’s accumulated deficit was $19,394,044 (2019 - $17,112,605). As at October 31, 2020, the Company had limited working capital of $35,671 (negative working capital 2019 $2,709,527). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

2.	Reverse Takeover

The Company entered into a definitive transaction agreement (the “Definitive Agreement”) dated October 31, 2018 with Grown Rogue Unlimited LLC (“GR Unlimited”) and Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius Subco”) which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the “Transaction”), such that, immediately following completion of the Transaction, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

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

The acquisition-date fair value of the consideration transferred by the existing equity holders of GR Unlimited is based on the number of equity interests GR Unlimited would have had to issue to give the owners of the Company the same percentage equity interest in the combined entity that results from the transaction described above. The fair value of the number of equity interests calculated was based on the private placement transactions entered into by GR Unlimited.

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

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.315 per share	$23,860
Fair value of warrants of the Company issued (Note 17.10)	893,646
Total consideration transferred	917,506
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$856,059

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

In addition to the costs mentioned above, the Company incurred cash transaction costs of $1,093,221 during the year ended October 31, 2019. The aforementioned costs are summarized as set out below:

Consideration transferred by shareholders of GR Unlimited	$1,504,510
Balance of purchase price in excess of the fair value of acquired assets and liabilities of Grown Rogue Canada	856,059
Cash Transaction costs	1,093,221
Total Transaction costs during the year ended October 31, 2019, as reported on the statement of comprehensive loss	$3,453,790

3.	Basis of Presentation

Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were approved and authorized for issuance by the Company’s Board of Directors on March 1, 2021.

We have reclassified certain amounts in prior periods to conform to the current period’s presentation. On the consolidated statements of cash flows, amortization of property and equipment included in cost of finished cannabis inventory sold and changes in fair value of inventory were reclassed from changes in non-cash working capital to items presented as non-cash adjustments to net income (loss), such that net cash used in operating activities is unchanged.

Basis of Measurement

These Financial Statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the United States (“U.S.”) dollar. These audited consolidated financial statements are presented in U.S. dollars.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these audited consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

Estimation Uncertainty due to COVID-19

On March 11, 2020, the World Health Organization declared a global outbreak of COVID-19 (coronavirus) to be a pandemic, which has had a significant impact on businesses through the restrictions put in place by the federal, state, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders in Canada and the United States. Government measures imposed to limit the spread of COVID-19 did not have a material impact on the Company’s operations during the period ended October 31, 2020, and the Company has not observed any material impairments, or significant changes in the fair value of its assets as a result of COVID-19.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada, the United States and other countries to fight the virus. While the extent of the impact is unknown, it remains possible that this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business, results of operations and financial condition. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.	Significant Accounting Policies and Significant Judgements

4.1	Revenue

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, which is upon the transfer of control of the contracted goods or provision of contracted services. Control of goods is transferred when title and physical possession of the contracted goods have been transferred to the customer, which is determined by the shipping terms and certain additional considerations. The Company does not have performance obligations subsequent to the transfer of title and physical possession of the contracted goods. Revenues from sales of goods are recognized when the transfer of ownership to the customer has occurred and the customer has accepted the product. Revenues from services are recognized when services have been provided, the income is determinable, and collectability is reasonably assured. The Company’s contract terms do not include a provision for significant post-service delivery obligations.

4.2	Inventory

Inventory is valued at the lower of cost and net realizable value. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labor, depreciation & amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes the fair value adjustment which represents the fair value of the biological asset at the time of harvest and which is transferred from biological asset costs to inventory upon harvest. All direct and indirect costs related to inventory are capitalized as they are incurred; these costs are recorded ‘Cost of finished cannabis inventory sold’ on the statements of loss and comprehensive loss at the time cannabis is sold. The realized fair value amounts included in inventory sold are recorded as a separate line on the statements of loss and comprehensive loss.

4.3	Cost of finished cannabis inventory sold

Cost of finished cannabis inventory sold includes the value of inventory sold (policy described in Note 4.2), excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

4.4	Biological assets

Biological assets are measured at fair value. The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including direct costs, indirect costs, allocated fixed and variable overheads, and depreciation & amortization of equipment used to grow plants through the harvest of the plants. Before planting, the capitalized costs approximate fair value. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to complete. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated statement of loss and comprehensive loss as ‘Unrealized fair value gain on growth of biological assets’. After sale, the amount of ‘Unrealized fair value gain on growth of biological assets’ sold is recognized as ‘Realized fair value amounts in inventory sold’.

4.5	Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.6	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

4.7	Related Party Transactions

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

4.8	Property and Equipment

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

As at October 31, 2020, the Company was in the process of completing construction of its warehouse facility in order to expand its cultivation and wholesale activities. The Company has capitalized the costs incurred to date on the construction in process asset, as the assets were not available for use as intended by management as at October 31, 2020, amortization expense was not recorded.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7-10	years on a straight-line basis
Computer and office equipment	3-5	years on a straight-line basis
Production equipment and other	5-10	years on a straight-line basis
Leasehold improvements	15-40	months on a straight-line basis

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.9	Intangible Assets

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

4.10	Impairment of Long-lived Assets

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

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in profit or loss.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

4.11	Deferred transaction costs

Deferred transaction costs represent professional fees incurred with respect to a contemplated transaction that is to be completed in a future period. The transaction costs will be recognized in profit and loss in the period in which the transaction is completed.

4.12	Unit/Share Based Compensation

Unit/Share Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the goods or services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share-based payments is recognized together with a corresponding increase in equity over a period that services are provided, or goods are received.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black Scholes option pricing model.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

Unit/ Share Issuance Costs

Costs incurred in connection with the issuance of equity are netted against the proceeds received net of tax. Costs related to the issuance of equity and incurred prior to issuance are recorded as deferred equity issuance costs and subsequently netted against proceeds when they are received.

4.13	Member’s Capital

Member’s capital consists of common units, which are classified as equity on the statements of financial position. Incremental costs attributable directly to the issuance of member’s capital are recognized as deduction from equity, net of any tax effects.

4.14	Income Taxes

Tax expense includes current and deferred tax. This expense is recognized in profit or loss, except for income tax related to the components of other comprehensive income or equity, in which case the tax expense is recognized in other comprehensive income or equity respectively.

Current tax assets and liabilities are obligations or claims for the current and prior periods to be recovered from (or paid to) taxation authorities that are still outstanding at the end of the reporting period. Current tax is computed on the basis of tax profit which differs from net profit. Income taxes are calculated using tax rates and laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized based on temporary differences between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred tax assets and liabilities is included in profit or loss. Deferred tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws that are expected to apply to taxable profit for the periods in which the assets and liabilities will be recovered or settled. Deferred tax assets are recognized when it is likely they will be realized. Deferred tax assets and liabilities are not discounted.

The Company recognizes a deferred tax asset or liability for all deductible temporary differences arising from equity securities of subsidiaries, unless it is probable that the temporary difference will not reverse in the foreseeable future and the Company is able to control the timing of the reversal.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.15	Financial Instruments

4.15.1	Financial assets

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

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other comprehensive income (“OCI”) directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

4.15.2	Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

-	FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

-	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The following table summarizes the original measurement categories for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification
Accounts receivable	Amortized cost
Cash	Amortized cost
Marketable securities	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Interest payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	FVTPL

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

4.16	IFRS 16 - Leases (“IFRS 16”)

On November 1, 2019, the Company adopted IFRS 16, which replaced IAS 17 – Leases and related interpretations, using the modified retrospective method which does not require restatement of prior period financial information. Accordingly, comparative information in the Company’s financial statements is not restated. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize a right-of-use asset representing its right to use the underlying asset, and a lease liability representing its obligation to make lease payments.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

On transition to IFRS 16, the Company elected to use the following practical expedient, as permitted under this standard:

-	Grandfather the assessment of which transactions are leases and apply IFRS 16 only to contracts that were previously identified as leases under IAS 17; and

-	Apply a single discount rate to a portfolio of leases with similar characteristics.

On adoption of IFRS 16, the Company has elected to record right-of-use assets based on the corresponding lease liability. Lease liabilities were measured at the present value of the remaining lease payments outstanding from commitments disclosed as at October 31, 2019, excluding short-term leases, leases of low-value assets, and variable lease payments, and discounted using the Company’s incremental borrowing rate as of November 1, 2019. A reconciliation of the Company’s operating lease commitments at October 31, 2019, to the Company’s lease obligations as at the date of transition of November 2, 2019 is set out below:

Operating lease commitments at October 31, 2019	$322,100
Discounted using incremental borrowing rate	(45,669)
Lease liabilities for purchased assets	142,205
Lease obligations - November 1, 2019	$418,636

The following table summarizes the impacts of adopting IFRS 16 on the consolidated financial statements:

	October 31, 2019	Adoption of IFRS 16	Restated Balance, November 1, 2020
Rights-of-use assets	-	276,431	276,431
Property & equipment	232,059	-	232,059
Current portion of lease liability	129,876	225,862	355,738
Lease liability	12,329	50,569	62,898

Update to significant accounting policies

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made on or before the commencement date, plus any initial direct costs incurred, less any lease incentive received. The right-of-use asset is subsequently depreciated to the earlier of the end of the useful life of the right-of-use asset or the least term using the straight-line method. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The right-of-us asset may be adjusted for certain remeasurements of the lease liability and impairment losses, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company uses a single discount rate for a portfolio of leases with similar characteristics. The lease liability is measured at the amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in index or rate, a change in the amount expected to be payable under a residual value guarantee, or if there is a change in the Company’s assessment of whether it will exercise a purchase, extension, or termination option.

Leases that have term of less than twelve months or leases with an underlying asset of low value are recognized as expenses in profit or loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Significant judgments and estimates

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed if a significant event of a significant change in circumstance occurs which affects this assessment.

To determine the carrying amount of right-of-use assets and lease liabilities, the Company must estimate the incremental borrowing rate for each leased asset if the interest rate implicit in the lease cannot be readily determined. Management determines the incremental borrowing rate for each leased asset by taking into account the Company’s credit standing, the guarantee, the term and the value of the underlying leased asset, as well as the economic environment in which the leased asset is operated. Incremental borrowing rates can be changed due to macroeconomic changes in the environment.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

5.	Biological Assets

Biological assets consist of cannabis plants. The reconciliation of changes in the carrying amounts of biological assets as at October 31, 2020 and October 31, 2019 are as follows:

Balance - October 31, 2018	$149,617
Add: purchased cannabis plants	308,324
Change in fair value less costs to sell due to biological transformation	486,354
Allocation of operational overhead	438,859
Transferred to inventory upon harvest	(1,226,565)
Balance - October 31, 2019	$156,589
Add: purchased cannabis plants	724,878
Change in fair value less costs to sell due to biological transformation	1,515,492
Allocation of operational overhead	1,130,712
Transferred to inventory upon harvest	(3,276,981)
Balance - October 31, 2020	$250,690

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Estimated selling price per (pound)	$1,123	$840	$57,879	$37,747
Estimated stage of growth	71%	60%	$46,209	$30,970
Estimated flower yield per harvest (pound)	216	263	$46,209	$30,970

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

6.	Inventory

The Company’s inventory composition is as follows:

	October 31, 2020	October 31, 2019
Raw materials	$8,588	$27,860
Work in process	919,464	819,675
Finished goods	196,308	93,180
Balance	$1,124,360	$940,715

The cost of inventories included as an expense and included in cost of goods sold for the year ended October 31, 2020, was $2,155,507 (2019 - $2,935,934; 2018 - $1,889,229).

7.	Marketable Securities

During the period ended October 31, 2020, the Company received 2,362,204 common shares of Plant-Based Investment Corp (“PBIC”) by issuing to PBIC 15,000,000 common shares of the Company pursuant to a subscription agreement. On the date of the transaction, February 10, 2020, the fair value of PBIC shares per share was CAD$0.635 per share, for a fair value of $848,011 (Note 16.1). The Company does not have control or significant influence over PBIC and has accounted for the investment at fair value through profit or loss.

As at October 31, 2020, the fair value of the shares was $585,035, based upon the publicly quote price of PBIC shares. The Company recorded an unrealized loss on the shares in the amount of $263,483 and foreign currency translation gain of $507 during year ended October 31, 2020.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

8.	Other Investment

On February 6, 2020, the Company entered into a purchase agreement to acquire an option to acquire a 60% controlling interest (the “Option”) of a fully-licensed Michigan based operator pending Municipal and State regulatory approval. The optionee is called Golden Harvests, LLC (“GH”). In order to exercise the Option, the Company will pay $810,000 in cash and issue 800,000 common shares of the Company in four tranches:

8.1	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option (during the year ended October 31, 2020, the cash amount of $150,00 was paid and 200,000 common shares were issued with a fair value of $12,812).

8.2	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option. The Company paid $25,000 and issued 25,000 shares subsequent to October 31, 2020 to extend this payment for six-months. Subsequent to October 31, 2020, cash payment of $100,000 was made and a note payable for $100,000 was issued to fulfilled the $200,000 payment. The note payable bears interest at $2,000 per month.

8.3	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying $25,000 and issuing 25,000 common shares of the Company. Subsequent to October 31, 2020, the extension term was modified to require issuance of 200,000 shares instead of the aforementioned cash and share payments.

8.4	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval.

The aggregate invested into GH as at October 31, 2020, included the following:

Investment	Amount
Cash payments against Option	$175,000
Share payments against Option	12,812
Total	$187,812

The Option agreement was modified subsequent to October 31, 2020 (Note 31)

The Company has a contract to provide operations management services to GH. Under this agreement, during the year ended October 31, 2020, the Company earned revenues of $393,381 and costs for those revenues were $271,167.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

9.	Accrued Liabilities

The following table summarizes the liability payable to creditors who agreed to defer settlement for longer than one year from October 31, 2020 and 2019:

	CEO	Trade vendors	Total
Balance at November 1, 2018	$-	$-	$-
Amount deferred	180,799	-	180,799
Balance at October 31, 2019	$180,799	$-	$180,799
Amounts deferred	105,514	180,741	286,255
Amounts settled	-	(77,238)	(77,238)
Balance at October 31, 2020	$286,313	$103,503	$389,816

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

10.	Leases

The Company has two leases of property for growing operations that expire December 31, 2020 and one lease for warehouse and office space that expires March 31, 2021. The warehouse lease can be extended for four years after March 31, 2021.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year ended October 31, 2020:

	Land and Buildings	Leased equipment	Total
Balance - October 31, 2019	$-	$232,059	$232,059
Adoption of IFRS 16	276,431	-	276,431
Additions	-	68,035	68,035
Amortization	(225,963)	(79,401)	(305,364)
Balance - October 31, 2020	$50,468	$220,693	$271,161

All of the depreciation for land and buildings was capitalized during the year ended October 31, 2020.

Set out below are the carrying amounts and movements of lease liabilities:

Lease Liabilities	October 31, 2020	October 31, 2019
Balance - beginning	$142,205	$196,814
Adoption of IFRS 16	276,431
Additions	68,035	62,516
Accretion of interest	63,043	30,299
Payments	(435,197)	(147,424)
Balance - ending	$114,517	$142,205
Current	100,277	129,876
Non-current	16,630	12,329

Payments during the year ended October 31, 2020 of $435,197 included principal payments of $372,154 and interest of $63,043. Payments during the year ended October 31, 2019 of $147,424 included principal payments of $117,125 and interest of $30,299.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Set out below are the minimum future lease payments from October 31, 2020:

Total future minimum lease payments
Less than one year	$114,010
Between one and five years	17,525
Total	$131,535

Set out below are the minimum future lease payments from October 31, 2019:

Total future minimum lease payments
Less than one year	$144,411
Between one and five years	12,880
Total	$157,291

The Company has lease contracts that include extension options, which are negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than Five years
Extension options available to be exercised	$580,250	$199,000
New lease terms executed subsequent to October 31, 2020	405,600
Total	$985,850	$199,000

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

11.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Construction in Progress	Leasehold Improvements	Total
COST
Balance - October 31, 2018	$75,883	$357,115	$578,158	$1,067,725	$2,078,881
Additions	50,480	86,483	17,308	242,746	397,017
Disposals	(70,403)	-	(118,683)	-	(189,086)
Balance - October 31, 2019	$55,960	$443,598	$476,783	$1,310,471	$2,286,812
Additions	1,031	283,065	90,342	251,355	625,793
Transfers	(2,061)	2,061	(512,719)	512,719	-
Disposals	(39,764)	(17,350)	(9,331)	(947)	(67,392)
Balance - October 31, 2020	$15,166	$711,374	$45,075	$2,073,598	$2,845,213
ACCUMULATED AMORTIZATION
Balance - October 31, 2018	$1,907	$71,157	$-	$429,896	$502,960
Amortization for the period	17,794	61,322	-	239,819	318,935
Balance - October 31, 2019	$19,701	$132,479	$-	$669,715	$821,895
Amortization for the period	6,360	106,441	-	824,977	937,778
Transfers	(2,405)	2,405	-	-	-
Disposals	(8,490)	(7,301)	-	-	(15,791)
Balance - October 31, 2020	$15,166	$234,024	$-	$1,494,692	$1,743,882
NET BOOK VALUE
As at October 31, 2019	$36,259	$311,119	$476,783	$640,756	$1,464,917
As at October 31, 2020	$-	$477,350	$45,075	$578,906	$1,101,331

Production equipment includes $220,693 in leased assets (2019 - $232,059). For the year ended October 31, 2020, $518,999 in amortization costs were included in cost of sales (2019 – $129,202). As at October 31, 2020, $72,165 (2019 – $18,365) in amortization costs were included in biological assets, and $208,177 (2019 – $108,073) in amortization costs were included in inventory. Depreciation expense not capitalized left net depreciation expense of $153,991 on the statement of comprehensive loss for the year ended October 31, 2020 (2019 – $63,295).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

12.	Long-term Debt

Transactions related to the Company’s unsecured promissory notes during the years ended October 31, 2020 and October 31, 2019, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2018	$50,000	$50,000	$10,444
60% - October 2, 2019 (12.1)	50,000	50,000	-
60% - October 17, 2019 (12.2)	50,000	50,000	-
Interest expense on long-term debt	-	-	9,535
Debt repayments	-	-	(12,000)
Balance - October 31, 2019	$150,000	$150,000	$7,979
60% - December 5, 2019 (12.3)	15,000	15,000	-
Interest expense on long-term debt	-	-	24,854
Debt repayments	(151,000)	(151,000)	(23,466)
Proceeds (12.4)	600,000	600,000	-
Debt repayments (12.4)	(75,126)	(75,126)	-
Interest accretion	-	260,940	-
Balance - October 31, 2020	$538,874	$799,814	$9,367
Less: current portion	46,099	46,099	9,367
Balance - October 31, 2020 non-current portion	$492,775	$753,715	$-

12.1	On October 2, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. On December 5, 2019 an additional $15,000 was advanced under the same terms and conditions. On February 18, 2020 all outstanding principal and accrued interest of $13,274 (October 31, 2019 - $2,384) was repaid in full. This amount was owed to a director and officer of the Company.

12.2	On October 17, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. On February 18, 2020 all outstanding principal and accrued interest of $9,041 (October 31, 2019 - $1,151) was repaid in full. This amount was owed to a key member of management.

12.3	On December 5, 2019: Principal of $15,000 with simple interest accrued at a rate of 60% per annum and a maturity of 60 days. On February 18, 2020, all principal and interest were repaid. This amount was owed to a key member of management.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

12.4	Debt issuance by GR Michigan, LLC

On March 20, 2020: Principal of $600,000 was received under a secured debt investment of $600,000 (the “Michigan Debt”). The Michigan Debt carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of GH (Note 8). Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested of cash receipts for sales by GH (see Note 8) (the “Royalty”). The Royalty commences on the date that repayments equal to principal have been made for a period of two years. The Royalty maximum is two times the amount of principal invested and the Royalty minimum is equal to the principal loaned; the Company expects to pay the Royalty maximum by July 2023. The Company has the right but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method. Interest accreted during the year ended October 31, 2020 was $260,940 calculated using an effective interest rate of 73%. During the year ended October 31, 2020, $75,126 was repaid against this debt.

Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000, was loaned by a director of the Company.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

13.	Convertible Promissory Notes

Transactions related to GR Unlimited’s convertible promissory notes during the years ended October 31, 2020 and 2019, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2018	$1,343,171	$1,299,376	$454,775
Amortization of deferred financing costs	22,106	23,759	-
Interest expense on long-term debt	-	-	2,154
Interest accretion	-	5,502	-
Repaid	(265,277)	(265,277)	(137,889)
Converted to common units	(1,100,000)	(1,063,360)	(279,040)
Balance - October 31, 2019	$-	$-	$40,000
Interest paid	-	-	(30,000)
Interest forgiven upon settlement	-	-	(10,000)
Balance - October 31, 2020	$-	$-	$-

During the period ended October 31, 2018, GR Unlimited issued the following unsecured convertible promissory notes:

13.1	Effective November 14, 2017, GR Unlimited entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrued simple interest at an annual rate of 50% calculated on the basis of a year of 365 days.

During the year ended October 31, 2018, GR Unlimited made aggregate principal repayments of $442,223. During the year ended October 31, 2019, GR Unlimited repaid the remaining aggregate principal of $107,777. As at October 31, 2018, accrued interest of $127,915 remained unpaid, which was subsequently paid during the year ended October 31, 2019.

13.2	Effective December 15, 2017, GR Unlimited entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%.

During the year ended October 31, 2019, the principal of $1,000,000 and unpaid interest of $272,991 were converted into 1,144.15 common units of GR Unlimited (4,782,284 common shares of the Company) as described in Note 15.4.

During the period ended October 31, 2017, GR Unlimited issued the following unsecured convertible promissory notes:

13.3	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three-year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid nonassessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 was incurred. The fair value of the conversion option was estimated as $Nil. During the year ended October 31, 2019, the principal of $100,000 and unpaid interest of $22,438 were converted into 126.13 common units of GR Unlimited (485,379 common shares of the Company) as described in Note 15.3.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

13.4	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. On January 31, 2018, $50,000 of principal was repaid.

On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note had a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. During the year ended October 31, 2019, the principal and accrued interest was paid in full and the Company derecognized the corresponding derivative liability resulting in a gain on derecognition of $39,500 included in the statement of loss and comprehensive loss.

13.5	Effective October 20, 2017, principal of $100,000 with simple interest accrued at a rate of 50% per annum. During the year ended October 31, 2019, GR Unlimited repaid the principal of $100,000, leaving accrued interest of $40,000 payable. During the year ended October 31, 2020, $30,000 was repaid and $10,000 was forgiven.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

14.	Convertible Debentures

Transactions related to the Company’s convertible debentures during the years ended October 31, 2020 and 2019, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2018	$1,029,314	$931,099	$7,758
Issued during the year	1,105,127	1,105,127	-
Fair value of derivative liability	-	(232,925)	-
Issuance costs	(38,064)	(38,064)	-
Amortization of issuance costs	54,748	54,748	-
Interest accretion	-	147,693	-
Interest expense	-	-	126,901
Interest payments	-	-	(126,809)
Effects of foreign exchange	27,931	27,931	-
Balance - October 31, 2019	$2,179,056	$1,995,609	$7,850
Interest accretion through July 10, 2020	-	246,015	-
Conversion to common shares (14.1)	(37,733)	(37,733)	-
Effects of foreign exchange	(56,341)	(56,341)
Deemed extinguishment (14.1)	(2,084,982)	(2,147,550)	-
Balance after deemed extinguishment	$-	$-	$7,850
Deemed re-issuance (14.1)	2,169,135	2,464,241	-
Fair value of derivative liability	-	(787,264)	-
Conversion to common shares (14.1)	(75,130)	(75,130)
Interest accretion	-	146,964	-
Interest expense	-	-	-
Interest payments	-	(44,138)	(7,850)
Effects of foreign exchange	-	35,005	-
Balance -October 31, 2020	$2,094,005	$1,739,678	$-

14.1	Modification of terms during the year ended October 31, 2020 and conversion

During the year ended October 31, 2020, two conversions of principal were recorded, totaling $112,863 (CAD$150,000), into a total of 1,038,095 common shares.

During the year ended October 31, 2020, the Company extended the maturity of all convertible notes outstanding, such that the following terms apply to all convertible notes outstanding as at October 31, 2020.

○	Original principal loan amount of $2,169,135 (CAD$2,950,000) due on November 1, 2021 (October 31, 2020 balance was $2,138,925 (CAD$2,850,000);

○	Interest payable at 8% per annum;

○	Convertible at CAD$0.125 into shares of the Company;

○	If at any time while the debentures are outstanding the Company issues securities for cash in a private placement at a price per share lower than CAD$0.125, the conversion price for any unconverted portion of the convertible debentures would be reduced to such lower price per security; and

○	Convertible at CAD$0.05 if the Company defaults on debt service.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Pursuant to the modification of the debentures, the following warrant transactions occurred:

○	Cancellation of 6,818,182 warrants issued pursuant to the convertible debenture agreements outstanding prior to the modification on July 10, 2020;

○	Issuance of 6,818,182 new warrants with as exercise price of CAD$0.16 and an expiration date of November 1, 2021 (Note 17.3);

○	The fair value of the newly issued warrants was recognized as an expense of debt restructuring on the statement of loss and comprehensive loss for the year ended October 31, 2020;

○	Issuance of 1,590,909 warrants as part of the consideration to the creditors for extending the maturity of the debt (Note 17.3). The fair value of these warrants was recognized as an expense of debt restructuring on the statement of loss and comprehensive loss for the year ended October 31, 2020.

As described above, the conversion price of the debenture is subject to change based upon whether a lower-than-CAD$0.125 private placement of equity is completed. This conversion feature was determined to be a derivative liability in accordance with IFRS 9. The value of the derivative liability as at October 31, 2020 was estimated to be $787,264, using the Black-Scholes pricing model with the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	0.24%

○	Expected life	1.0 years

○	Expected volatility	90%

The derivative liability will be remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value as at October 31, 2020, was $583,390 (2019 - $249,320), and the unrealized gain for the year ended October 31, 2020 as a result of remeasurement was $221,820 (2019 – see Note 14.2).

The fair value of the deemed reissuance was allocated as follows:

	CAD	USD
Convertible debentures, principal	$2,280,671	$1,676,977
Conversion option	1,070,670	787,264
	$3,351,341	$2,464,241

The discounted value of the loan after the modifications of terms was more than 10% lower than the carrying value of the loan and was therefore deemed an extinguishment and reissuance under IFRS 9. The costs of completing the modification were expensed.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The loss of restructuring this debt, as recognized on the statement of loss and comprehensive loss for the year ended October 31, 2020, was comprised of the following:

Composition of loss from debt restructuring
Difference: carrying value of deemed prior debt and deemed reissued debt	$337,997
Replacement warrants - quantity 6,818,182 (Note 17.3)	346,792
Consideration warrants - quantity 1,590,909 (Note 17.3)	80,918
Total loss from deemed restructuring	$765,707

The Company recorded a gain of $244,572 on the derecognition of the Company’s previously recorded derivative liability on the modification of the debt.

14.2	Convertible debentures issued during the year ended October 31, 2019

During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,126). The convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures were scheduled to mature on August 10, 2020; the maturity date was extended to November 1, 2021 by an agreement dated July 10, 2020 (Note 14.1). The debentures were secured by a general security agreement granting a security interest in the Company’s property and assets. The debentures could be converted by the holder into common shares of the Company at a conversion price of CAD$0.44 per share. If at any time while the debentures were outstanding, the Company issued securities at a price per security lower than CAD$0.44 per share, the conversion price for any unconverted portion of the convertible debentures would be reduced to such lower price per security. The adjustment to the conversion price was considered a derivative, as it changes in relation to the share price of the Company and does not meet the fixed for fixed criteria. In connection with the issuance of the convertible debentures, the Company paid issuance costs of $47,975. The Company also issued 3,409,091 warrants to the convertible debenture holders, as described in Note 17.9. Of the total debt issuance costs of $47,975, $10,165 was allocated to the derivative liability and included as expenses in the statement of loss and comprehensive loss.

GR Unlimited allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$872,202
Conversion option	232,925
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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

14.3	Convertible debentures issued during the year ended October 31, 2018

During the year ended October 31, 2018, GR Unlimited issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty-four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures are secured by a general security agreement granting a security interest in all of GR Unlimited’s property and assets. The debentures can be converted by the holder into common units of GR Unlimited at a conversion price of CAD$0.44 per Unit. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per Unit. In connection with the issuance of the convertible debentures, GR Unlimited incurred issuance costs of $111,746.

GR Unlimited allocated the proceeds from the issuance of the convertible debentures as follows:

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

15.	Members’ Capital

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities of GR Unlimited during the year ended October 31, 2019, all of which occurred prior to completion of the Transaction:

	Number of Common Shares*	Member’s Capital
Balance, October 31, 2018	40,706,873	$4,701,773
Issued pursuant to conversion of promissory notes	5,465,877	1,451,400
Issued in connection with Technology License Agreement (15.2)	6,600,000	1,574,761
Issued upon exercise of unit purchase options	4,202,429	1,218,784
Issued pursuant to Subscription Receipts	3,771,023	913,968
Balance at date of Transaction (Note 2)	60,746,202	$9,860,686

*	The number of common shares per the table above represents the number of common shares exchanged for the common units, Seed Round Preferred Units and Incentive Units in connection with completion of the Transaction.

15.1	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

15.1.1	Received a return of principal of $50,000 from one of the convertible promissory notes.

15.1.2	Extended the maturity date of the continuing convertible promissory note for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

15.1.3	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the GR Unlimited (462,500 common shares of the Company).

15.2	During the year ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited (6,600,000 common shares of the Company). Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued the common units. As at October 31, 2019, the Company determined that the license was impaired as the development of underlying technology had been halted. As such, the Company reduced the carrying amount to the estimated recoverable amount of $Nil, resulting in a loss on impairment of $1,574,761.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

15.3	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited (485,379 common shares of the Company).

15.4	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $248,958 into 1,144.15 uncertified common units of GR Unlimited (4,782,284 common shares of the Company).

15.5	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited (198,214 common shares of the Company).

15.6	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 1,475,979 common units (1,475,979 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in Note 19.2.

15.7	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 2,000,000 common units (2,000,000 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in Note 19.3.

15.8	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 727,250 common units (727,250 common shares of the Company), pursuant to a partial exercise of the unit purchase option disclosed in Note 19.1.

15.9	In connection with the Transaction, GR Unlimited issued, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited (3,771,023 common shares of the Company) and 3,771,023 warrants of GR Unlimited (3,771,023 warrants of the Company).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

16.	Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the year ended October 31, 2020, the following share transactions occurred:

16.1	The Company issued 15,000,000 equity units (each unit comprised of one common share and one warrant to purchase one common share) to PBIC, of which $564,147 was recorded in share capital and $520,188 was allocated to warrants (Notes 17.1 and 17.2). Issuance costs of $11,508 were recognized in share capital and $5,083 in contributed surplus. The net proceeds from this issuance were $1,067,744.

In addition, PBIC and the Company entered into subscriptions agreements to exchange each other’s shares (the “Share Swap”). In connection with the Share-Swap agreement, the Company issued 15,000,000 common shares resulting in an aggregate fair value of $848,011.

As part of the Share Swap, each of PBIC and Grown Rogue have signed a voting and resale agreement providing that each party will be required to vote the shares acquired under the Share Swap as recommended by the other party and will be restricted from trading the shares for a period of 18 months.

The private placement agreement with PBIC gives PBIC the pre-emptive right to participate in future offerings of the Company to maintain its ownership share of the Company. In addition, the Company has agreed to nominate one board member of the Company as recommended by PBIC at future shareholder meetings and the ability, if PBIC does not have its nominee on Grown Rogue’s board of directors, to appoint a board observer.

16.2	Issuance of 200,000 common shares, with a fair value of $12,812, issued to the owner of GH (Note 8.1).

16.3	Issued 1,153,095 common shares, of which 1,038,095 represented convertible debt conversions with a value of $112,863 (see Note 14.1) and 115,000 shares, with a value of $9,746, which represented consideration for long-term debt.

16.4	As consideration for services provided, the Company issued 2,300,000 common shares with a fair value of $163,543.

16.5	The Company issued 909,386 shares to employees for compensation with a fair value of $76,797.

During the year ended October 31, 2019, the following share transactions occurred:

16.6	In connection with the Transaction disclosed in Note 2, the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

16.7	In connection with the Transaction disclosed in Note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

16.8	In connection with the Transaction disclosed in Note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $200,651 were assigned to the common shares of Novicius Subco and $79,237 were allocated to the Novicius Subco Warrants.

16.9	In connection with the Transaction disclosed in Note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,377). The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,377, $584,430 was allocated to the Grown Rogue Canada Warrants.

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.690%

○	Expected life	2.0 months

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

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

16.10	In connection with the Transaction disclosed in Note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to be $33,328.

16.11	In connection with various service agreements, the Company issued 1,035,500 common shares to officers and directors resulting in an aggregate fair value of $255,360.

16.12	In connection with various debt settlement agreements, the Company issued 530,818 common shares to service providers with an aggregate fair value of $121,587. In connection with the debt settlements, the Company incurred a loss on debt settlement of $4,942.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

17.	Warrants

The following table summarizes the warrant activities for the years ended October 31, 2020 and October 31, 2019:

	Number	Weighted Average Exercise Price
Balance - November 1, 2018	148,722	$7.39
Issued in connection with the Transaction (Notes 17.4, 17.5, 17.9, 17.10)	11,288,149	0.55
Issued pursuant to subscription receipts (Notes 17.6, 17.7)	9,964,940	0.55
Issued in connection with convertible debentures (Notes 17.11)	3,409,091	0.55
Issued to brokers (Note 17.8)	757,125	0.44
Issued to terminate purchase agreement (Notes 17.12, 28)	2,148,117	0.44
Expired	(131,539)	(6.52)
Balance - October 31, 2019	27,584,605	$0.53
Issued pursuant to private placement (Notes 16.1, 17.1)	5,000,000	0.13
Issued pursuant to private placement (Note 16.1, 17.1)	10,000,000	0.13
Expired	(17,183)	(14.05)
Cancellation of prior warrants associated with convertible debt (Note 14.1)	(6,818,182)	0.55
Issuance of new warrants associated with convertible debt (Notes 14.1, 17.3)	6,818,182	0.16
Consideration warrants for convertible debt maturity extension (Notes 14, 17.3)	1,590,909	0.16
Balance - October 31, 2020	44,158,331	$0.33

During the year ended October 31, 2020, the Company:

17.1	Issued 5,000,000 warrants in February 2020 to subscribers of the offering disclosed in Note 16.1. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.125 per unit for a period of 24 months.

The fair value of the warrants was $138,119 which was the residual value of the offering after the fair value of the shares on the transaction date.

17.2	Issued 10,000,000 warrants in May 2020 to subscribers of the offering disclosed in Note 16.1. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.13 per unit for a period of 24 months.

The fair value of the warrants was $382,069, which was the residual value of the offering after the fair value of the shares on the transaction date.

17.3	Issued 6,818,182 replacement warrants and 1,590,909 warrants (totaling 8,409,091) to the creditors of the July 10, 2020 debt agreement described at Note 14.1. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.16 with an expiration date of November 1, 2021.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The fair value of the warrants of $424,645 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	0.30%

○	Expected life	1.3 years

○	Expected volatility	131%

During the year ended October 31, 2019, the Company:

17.4	Issued 839,790 warrants in exchange for the same amount of Novicius Subco Warrants as disclosed in Note 16.8. Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $79,237 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.690%

○	Expected life	2.0 months

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

17.5	Issued 1,675,979 warrants in exchange for the same amount of GR Unlimited warrants disclosed in Note 19.2. Each warrant is exercisable into one common share at an exercise price of CAD$0.55 per share for twenty four months.

The fair value of the warrants of $152,798 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

17.6	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in Note 15.9. Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

17.7	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in Note 16.9. Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

17.8	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in Note 16.9. Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the GR Broker Warrants of $119,864 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

17.9	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering disclosed in Note 14.3. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

17.10	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $893,646 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

17.11	Issued 3,409,091 warrants to subscribers of the convertible debenture offering disclosed in Note 14.2. Each warrant entitled the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $376,594 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.710%

○	Expected life	2.0 years

○	Expected volatility	101%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

17.12	Issued 2,148,117 warrants to finalize a termination agreement (Note 28). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.44 per unit for a period of 48 months. Of these warrants, 859,247 vest immediately, and the remaining 1,288,870 vest upon future activities.

The fair value of the warrants of $193,438 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.640%

○	Expected life	4.0 years

○	Expected volatility	101%*

*	Based on the volatility of comparable publicly traded companies

The fair value of the warrants that vested of $77,014 have been expensed as an acquisition cost on the statement of loss and comprehensive loss.

As at October 31, 2020, the following warrants were issued and outstanding:

Exercise price	Warrants outstanding	Remaining contractual Life (years)	Expiry date
$0.55	18,601,123	0.1	30-Nov-2020
0.44	757,125	0.1	30-Nov-2020
0.16	8,409,091	1	01-Nov-2021
0.13	5,000,000	1.3	10-Feb-2022
0.13	10,000,000	1.5	15-May-2022
0.44	2,148,117	2.7	28-Jun-2023
$0.33	44,158,331	0.8

As at October 31, 2019, the following warrants were issued and outstanding:

Exercise Price	Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date
$14.00	17,183	0.08	30-Nov-2019
$0.44	757,125	1.04	15-Nov-2020
$0.55	21,253,089	1.04	15-Nov-2020
$0.55	3,409,091	1.5	01-May-2021
$0.44	2,148,177	3.66	28-Jun-23
$0.53	27,584,665	1.13

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

18.	Subscriptions Payable

During the year ended October 31, 2018, GR Unlimited received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts. Each Subscription Receipt includes one common unit of GR Unlimited, and one purchase warrant of GR Unlimited. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of GR Unlimited at a price of CAD$0.55 per common unit for a period of two years from the time GR Unlimited completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. During the year ended October 31, 2019, GR Unlimited received additional proceeds of CAD$735,620 ($554,000) in connection with the financing. During the year ended October 31, 2019, GR Unlimited issued the Subscription Receipts.

During the year ended October 31, 2019, the Company and one of its vendors agreed to settle outstanding accounts payable of $5,136 through the issuance of common shares of the Company.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

19.	Unit Purchase Options

19.1	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. During the year ended October 31, 2019, GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	1.170%

○	Expected life	5.5 months

○	Expected volatility	99%*

*	Based on the volatility of comparable publicly traded companies

19.2	During the year ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise. During the year ended October 31, 2019, GR Unlimited issued the common and units and warrants pursuant to the exercise of the option.

19.3	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018.During the year ended October 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	1.710%

○	Expected life	2.0 months

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

20.	Stock Options

The following table summarizes the stock option movements for the years ended October 31, 2020 and October 31, 2019:

	Number	Exercise price (CAD$)
Balance - November 1, 2018	-	-
Granted to service provider	150,000	0.44
Granted to service provider	500,000	0.44
Balance - October 31, 2019	650,000	0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance - October 31, 2020	3,720,000	$0.19

20.1	During the year ended October 31, 2019, the Company granted options to purchase 150,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to November 30, 2021.

The fair value of the options of $25,587 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	1.710%

○	Expected life	3.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

20.2	During the year ended October 31, 2019, the Company granted options to purchase 500,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to January 1, 2022.

The fair value of the options of $86,493 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	1.710%

○	Expected life	3.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

20.3	During the year ended October 31, 2020, the Company granted options to purchase 3,575,000 common shares of the Company to employees. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.15 at any time until July 9, 2024.

The fair value of the options granted was CAD$432,922. The value of the options of vested during the year ended October 31, 2020 was $240,079, which was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	0.25%

○	Expected life	4.0 years

○	Expected volatility	131%

The vesting terms of the granted options are set out in the table below:

Number granted	Vesting terms
1,270,000	Fully vested on grant date
1,500,000	1/3 on grant date, 1/3 three months from grant date, 1/3 ten months from grant date
220,000	1/2 on grant date, 1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date
235,000	1/4 on grant date, 1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date, 1/4 on third anniversary of grant date
250,000	1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date, 1/4 on third anniversary of grant date, 1/4 on fourth anniversary of grant date
100,000	One year from start date of employment
3,575,000

As at October 31, 2020 the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise price	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	500,000	1.2	01-Jan-22
0.15	3,120,000	2,112,500	3.7	09-Jul-24
0.15	100,000	-	3.7	20-Jul-24
$0.19	3,720,000	2,612,500	3.4

As at October 31, 2019, the following Stock Options were issued and outstanding:

Exercise Price	Stock Options Outstanding	Remaining Contractual Life (Years)	Expiry Date
$0.44	150,000	2.08	November 30, 2021
$0.44	500,000	2.17	January 1, 2022
	650,000	2.15

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

21.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the year ended October 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
Accounts receivable	$(37,698)	$119,473	$(274,001)
Inventory and biological assts	142,454	360,780	(633,077)
Prepaid expenses and other assets	14,158	211,982	(136,129)
Accounts payable and accrued liabilities	(133,516)	(894,654)	1,676,027
Interest payable	(46,462)	(135,265)	614,264
Unearned revenue	(35,000)	35,000	-
Deferred rent	-	-	6,344
Non-cash working capital	$(96,064)	$(302,684)	$1,253,428

22.	SUPPLEMENTAL CASH FLOW DISCLOSURE

		Years ended	October 31,
	2020	2019	2018
Interest paid	$228,244	$310,217	$128,042
Fair value of common shares and units issued for services	240,340	255,360	720,516
Fair value of common shares issued as settlement of debt	-	121,587	500,000
Property and equipment acquired through leases (Note 10)	68,035	62,516	-
Conversion of notes payable to common units	112,863	1,342,400	1,909,134

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

23.	RELATED PARTY TRANSACTIONS

During the year ended October 31, 2020, the Company incurred the following related party transactions:

23.1	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon owned by the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $77,000 was incurred for the years ended October 31, 2020 (2019 - $71,000, 2018 - $65,000). The Company had $45,000 (October 31, 2019 - $63,000, 2018 - $5,500) owing in accounts payable and accrued liabilities at October 31, 2020.

23.2	The Company incurred expenses of $59,500 (2019 - $36,000, 2018 - $48,000) for services provided by the spouse of the CEO. At October 31, 2020, accounts and accrued liabilities payable to this individual were $1,946 (October 31, 2019 - $Nil, 2018 - $14,000). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

23.3	The Company incurred fees related to marketing and promotion services of $Nil (2019 - $183,674, 2018 - $239,568) from two companies owned by the Company’s former Chief Strategy Officer (“CSO”). At October 31, 2020, accounts payable and accrued liabilities were $Nil (October 31, 2019 - $6,000, 2018 - $25,054) payable to these companies.

23.4	Key management personnel consist of the President and CEO; the former CSO; the CFO of GR Unlimited; the Chief Market Officer; the Chief Accounting Officer; and the CFO of Grown Rogue International, Inc. The compensation paid or payable to key management for services for the years ended October 31, 2020, 2019 and 2018 was as follows:

	2020	2019	2018
Salaries and consulting fees	$577,774	$425,412	$533,568
Share-based compensation	60,929	33,083	-
Stock option expense	144,639	-	-
Total	$783,342	$458,495	$533,568

Stock options granted to key management personnel and close family members of key management personnel include: 750,000 options to the CFO of GR Unlimited; 750,000 options to the Chief Market Officer; and 250,000 option to the Chief Accounting Officer.

Accounts payable and accrued liabilities due to key management at October 31, 2020 totaled $441,424 (October 31, 2019 - $392,152, 2018 - $94,000); these balances include the accrued liabilities described at Note 9.

During the year ended October, 31, 2020, the Company purchased vehicles and equipment from the CEO for an aggregate total purchase price of $21,050.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

23.5	Debt balances and movements with related parties

The following table sets out portions of debt described at Notes 12.1, 12.2, and 12.3 pertaining to related parties:

	CEO	CFO of GR Unlimited LLC	Total
Balance - October 31, 2018	$-	$-	$-
Principal borrowed	50,000	50,000	100,000
Interest accrued	2,384	1,151	3,535
Balance - October 31, 2019	52,384	51,151	103,535
Principal borrowed	15,000	-	15,000
Principal repaid	(65,000)	(50,000)	(115,000)
Interest accrued	10,890	9,041	19,931
Interest paid	(13,274)	(10,192)	(23,466)
Balance - October 31, 2020	$-	$-	$-

The following table sets out portions of debt described at Note 12.4 pertaining to related parties:

	CEO	CFO of GR Unlimited LLC	Directors	Total
Balance - October 31, 2019, and 2018	$-	$-	$-	$-
Borrowed	50,000	100,000	150,000	300,000
Interest	21,745	43,491	65,236	130,472
Payments	(10,252)	(20,504)	(30,756)	(61,512)
Balance - October 31, 2020	$61,493	$122,987	$184,480	$368,960

Pursuant to the loan agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively. Third parties obtained 4% as part of the same financing (Note 12.4), such that GR Michigan has a 13% non-controlling interest (Note 30).

23.6	Transactions with PBIC

PBIC is a shareholder of 30,000,000 shares of the Company (approximately 28% of issued and outstanding common shares as at October 3, 2020). The Company is a shareholder of 2,362,204 (Note 7) PBIC shares. PBIC has appointed a director of GRIN, and the CFO of GRIN became the CFO of PBIC subsequent to October 31, 2020.

During the year ended October 31, 2020, the Company completed the following transactions with PBIC:

●	PBIC issued 2,362,204 shares to GRIN and GRIN issued PBIC 15,000,000 shares (Note 7); and

●	PBIC subscribed to equity of the Company for $1,084,335; the equity included 15,000,000 common shares (Note 16.1) and 15,000,000 warrants to purchase one common share per warrant (Notes 17.1 and 17.2).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

24.	FINANCIAL INSTRUMENTS

24.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

24.1.1	Interest Rate Risk

At October 31, 2020 and October 31, 2019, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

24.1.2	Currency Risk

As at October 31, 2020, the Company had accounts payable and accrued liabilities of CAD$504,314 (2019 - CAD$564,663) and convertible debentures of CAD$2,850,000 (2019 - CAD$3,000,000). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

24.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

The carrying amount of cash, accounts receivable, and other receivables represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

Balance at	October 31, 2020	October 31, 2019
Cash	$217,788	$74,926
Accounts receivable	172,121	134,423
Total	$389,909	$209,349

The allowance for doubtful accounts at October 31, 2020 is $7,425 (October 31, 2019 - $129,131).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

As at October 31, 2020 and October 31, 2019, the Company’s trade accounts receivable and other receivable were aged as follows:

	October 31, 2020	October 31, 2019
Current	$66,660	$51,672
1-30 days	49,204	500
31 days-older	63,682	211,382
Allowance for doubtful accounts	(7,425)	(129,131)
Total trade accounts receivable	$172,121	$134,423

The change in the provision for expected credit losses is as follows:

	October 31, 2020	October 31, 2019
Balance, beginning of period	$129,131	$106,443
Additional allowance	10,349	121,793
Amounts collected	(6,757)	(66,902)
Amounts used	(125,298)	(32,203)
Balance, end of period	$7,425	$129,131

24.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2020, the Company’s working capital accounts were as follows:

	October 31, 2020	October 31, 2019
Cash	$217,788	$74,926
Current assets excluding cash	1,616,987	1,358,036
Total current assets	1,834,775	1,432,962
Current liabilities	1,799,104	4,142,489
Working capital (deficit)	$35,671	$(2,709,527)

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2-3
Accounts payable and accrued liabilities	$1,059,971	$389,816
Debt and convertible debentures	46,099	2,493,393
Lease liabilities	100,277	16,630
Interest payable	9,367	-
Derivative liabilities	583,390	-
Deferred rent	-	10,494
Total	$1,799,104	$2,910,333

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

24.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

24.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at October 31, 2020 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL	Total
Financial Assets
Cash	Level 1	$217,788	-	$217,788
Accounts receivable	Level 2	172,121	-	172,121
Marketable securities	Level 1	-	585,035	585,035
Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,449,787	$-	$1,449,787
Current portion of convertible debentures	Level 2	46,099	-	46,099
Long-term debt	Level 2	753,715	-	753,715
Interest payable	Level 2	9,367	-	9,367
Derivative liabilities	Level 2	-	583,390	583,390
Convertible debentures	Level 2	1,739,678	-	1,739,678

During the year ended October 31, 2020 there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

25.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended October 31, 2020, 2019 and 2018 are as follows:

		Years ended	October 31,
	2020	2019	2018
Office, banking, travel, and overheads	253,669	835,619	1,017,769
Professional services	794,154	1,887,034	898,599
Salaries and benefits	1,148,598	1,938,022	791,518
Total	$2,196,421	$4,660,675	$2,707,886

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

26.	INCOME TAXES

26.1	Income tax expense

The following table reconciles income taxes calculated at combined United States federal/state tax rates with the income tax recovery in the consolidated financial statements:

Year ended October 31,	2020	2019	2018
Income (loss) before income taxes	(2,356,488)	(9,476,934)	(7,509,986)
Effective income tax rate (%)	27.25	27.25	27.60
Expected income tax recovery	(642,143)	(2,582,166)	(2,072,756)
Loss (income) related to entities taxed as partnerships	-	-	1,648,189
Temporary differences related to inventory valuation	(124,590)	(142,025)	(24,262)
Temporary differences related to start-up costs	(196,978)	99,029	-
Temporary differences related to Transaction costs	(1,927,848)	320,709	-
Non-deductible expenses	(248,392)	1,059,283	29,378
Temporary differences related to cost of goods sold	-	172,517	245,410
Unrealized gain on biological assets	-	(134,720)	(149,413)
Share issuance costs	-	(13,457)	-
Losses and other deductions for which no benefit has been recognized	3,139,951	1,220,830	323,454
Income tax expense (recovery)	$-	$-	$-

26.2	Deferred taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

Deferred Tax Assets as at October 31,	2020	2019
Start up costs	$196,978	$299,259
Inventory	124,590	24,349
Net operating loss carry-forwards	1,369,512	2,307,529
Share issuance costs	-	10,226
IFRS Adjustments	28,254	-
Amortization/Accretion expenses	351,345	-
Transaction costs	919,825	331,164
Technology impairment	429,122	-
Debt restructure	125,953	-
Various derivative and unrealized gain/loss	73,350	-
Gross deferred tax assets before tax not recognized	$3,618,929	$2,972,527
Deferred taxes not recognized	(3,618,929)	(2,972,527)
Net deferred tax assets	$-	$-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and transaction costs related to general and administrative expenses and share compensation, and have been offset against deferred income tax liabilities.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

27.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

○	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

○	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

○	to raise sufficient capital to meet its general and administrative expenditures.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

28.	ACQUISITION COSTS

During the year ended October 31, 2019, the Company entered into a binding letter of intent (the “LOI”) pursuant to which the Company was to acquire assets including real estate, intellectual property and other assets for aggregate consideration of $3,000,000, subject to certain adjustments. The Company decided to terminate the LOI and, in doing so, incurred acquisition costs of $49,188 which have been expensed in the statement of loss and comprehensive loss during the year ended October 31, 2019.

During the year ended October 31, 2019, the Company entered into a binding agreement for the option to acquire operational control of certain assets in Michigan. The Company decided not to move forward with this acquisition and, pursuant to a termination agreement, issued 2,148,177 warrants as disclosed in Note 17.12). The fair value of the vested warrants of $77,014 was expensed as an acquisition cost in the statement of loss and comprehensive loss during the year ended October 31, 2019.

29.	SEGMENT REPORTING

Geographical information relating to the Company’s activities is as follows:

Revenue	October 31, 2020	October 31, 2019	October 31, 2018
United States	$4,239,604	$3,924,983	$1,932,128
Canada	-	-	-
Total	$4,239,604	$3,924,983	$1,932,128

Non-current assets as at:	October 31, 2020	October 31, 2019
United States (1)	$1,929,643	$1,499,514
Canada	-	-
Total	$1,929,643	$1,499,514

(1)	Includes: plant and equipment

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended October 31, 2020, two major customers accounted for 37% of annual revenues (2019 – 1 customer accounted for 38% of annual revenues).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

30.	NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the years ended October 31, 2020 and October 31, 2019 are as follows; there was no non-controlling interest for the year ended October 31, 2018.

	October 31, 2020	October 31, 2019
Balance, beginning of period	$19,538	$-
Net assets contributed	-	196,250
Elimination of GRD Cali, LLC non-controlling interest	22,128	-
Non-controlling interest’s 40% share of GRD Cali, LLC	(36,366)	(153,762)
Non-controlling interest’s 40% share of Idalia, LLC	(129)	(22,950)
Non-controlling interest’s 13% share of GR Michigan, LLC	(38,554)	-
Balance, end of period	$(33,383)	$19,538

The following is summarized financial information for GRD Cali, LLC:

	October 31, 2020	October 31, 2019
Current assets	$-	$93,460
Long term assets	-	41,642
Current liabilities	-	25,801
Advances from parent	-	73,705
Net loss for the period	90,914	384,404

GRD Cali, LLC was sold in exchange for $85,000 during the year ended October 31, 2020.

The following is summarized financial information for Idalia, LLC:

	October 31, 2020	October 31, 2019
Long term assets	10,230	13,248
Net loss for the period	322	57,376

The following is summarized financial information for GR Michigan, LLC:

	October 31, 2020	October 31, 2019
Current assets	$74,961	$-
Long term assets	603,895	-
Current liabilities	489,266	-
Advances from parent	68,994	-
Net loss for the period	296,570	-

Nine percent (9%) of GR Michigan LLC is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan LLC (Note 23.5). The total non-controlling ownership, including ownership by officers and directors, is 13%.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

31.	SUBSEQUENT EVENTS

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

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