Form 20-F
period 2021-10-31
Grown Rogue International Inc.
filed 2022-11-04
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2021

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of October 31, 2021, was 156,936,876 shares.

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

Risks Factors Relating to Our Business

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Although the report of our independent registered public accounting firm on our audited financial statements as of and for the year ended October 31, 2021 is unqualified, it contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

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

We require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at October 31, 2021, we had working capital of $2,843,226, generated a net loss of $1,014,747 during the year ended October 31, 2021, and had an accumulated deficit of $21,804,349. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

We have significant trade and other payables which may make it difficult to service our debts and adversely affects our ability to obtain additional financing. At October 31, 2021, we had trade and other payables in the amount of $1,766,707. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations and continue business operations.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock. Our organizational and corporate documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of January 31, 2022, we had outstanding the following common share purchase warrants: 5,000,000 warrants exercisable at CDN$0.125 per share, 10,000,000 warrants exercisable at CDN$0.13 per share, 8,200,000 warrants exercisable at CDN$0.20, 23,162,579 warrants exercisable at CDN$0.30 per share, and 2,148,117 warrants exercisable at $0.44 per share. As of January 31, 2022, we had 1,241,258 agent warrants exercisable at CDN$0.225 into one common share and one warrant to acquire one common share per agent warrant, with each resulting warrant exercisable at CDN$0.30 per share. As of January 31, 2022, we had outstanding the following share purchase options: 3,085,000 options exercisable at CDN$0.15 per share, 1,300,000 options exercisable at CDN$0.16, and 1,075,000 options exercisable at a weighted average exercise price of CDN$0.32 per share. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

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

We have previously identified significant deficiencies in our internal controls related to Section 404 of the Sarbanes-Oxley Act. Although we have employed qualified personnel and adopted policies and procedures to address these significant deficiencies, we cannot assure you that the measures we are taking will effectively or completely remediate these significant deficiencies or that we will implement and maintain adequate controls over our financial process and reporting in the future. If we fail to sufficiently maintain these remediations, or otherwise fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting in the future, our financial statements may contain material misstatements, investors may lose confidence in our reported financial information, and we may become subject to sanctions or investigations by the SEC or other regulatory authorities, which could have a negative effect on the trading price of our securities and entail the expenditure of additional financial and management resources. Any such failure could also adversely affect the results of the management evaluations of our internal controls.

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

Effective November 15, 2018 and pursuant to the Definitive Agreement, the Company combined its business operations with GRUS, resulting in a reverse take-over of the Company by GRUS. Pursuant to this reverse takeover, the Company issued 60,746,202 common shares at a deemed price of CDN$0.44 and 5,446,202 warrants with an exercise price of $0.55 per share.

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

During the fiscal years ended October 31, 2021, 2020 and 2019, the Company invested $5,824,256, $902,224, and $397,017, respectively, on property and equipment, the significant majority of which was spent on the build-out of its indoor growing and processing facility. The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

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

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended October 31, 2021, 2020 and 2019 and notes thereto included under Item 18.

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

The Company’s registered office is 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada. Shares of our common stock quoted on OTC Markets under the symbol GRUSF and listed on the Canadian Securities Exchange under the symbol GRIN.

The Consolidated Financial Statements include the accounts of Grown Rogue International Inc., the legal parent, together with its wholly owned subsidiaries as at October 31, 2021, GRUS, and GRUS’s wholly-owned subsidiaries (collectively referred to as the “Subsidiaries”) and joint-venture interests. GRUS’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GRUS also has 60% ownership interest in Idalia, LLC, an 87% interest in GR Michigan, LLC, as well as an interest in Canopy Management, LLC, a company controlled by the Company’s CEO, in which the Company does not have an ownership interest and which owns 60% of Golden Harvests, LLC.

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

The Company’s Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at October 31, 2021 and 2020, the Company considered its capital structure to be comprised of shareholders’ deficiency.

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

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the year ended October 31, 2021, the Company incurred a net loss of $1,014,747 and as of that date, the Company’s deficit was $21,804,349. As at October 31, 2021, the Company had working capital of $2,843,226, and generated net cash outflows from operations. These aforementioned conditions have resulted in uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern in the foreseeable future. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and a return to successful operations and cash flows as well as the potential issuance of members’ capital. The accompanying Consolidated Financial Statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to the Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The Board of Directors approved the Consolidated Financial Statements on February 28, 2022.

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

SEGMENTED INFORMATION

The Company’s only operating segment is the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenues were generated in the United States during the periods ended October 31, 2021 2020, and 2019. As such, amounts disclosed in the Consolidated Financial Statements also represent the single operating and geographical reporting segment.

Geographical information relating to the Company’s activities is as follows:

	Revenue Year ended October 31,
	2021	2020	2019
United States	$9,378,673	$4,239,604	$3,924,983
Canada	-	-	-
	$9,378,673	$4,239,604	$3,924,983

	Long-Term Assets (1) Year ended October 31,
	2021	2020
United States	$6,891,922	$1,344,608
Canada	-	-
	$6,891,922	$1,344,608

(1)	Includes: Plant and equipment, and non-current assets other than financial instruments.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective November 1, 2018 and changed its name from Novicius Corp. to Grown Rogue International Inc.

a)	Share Capital

Authorized:

Unlimited number of shares of common stock at no par value

Unlimited number of preferred shares issuable in series

Shares of Common Stock Issued:

The following table sets out the changes in shares of common stock during the respective periods, presented at the number of common shares issued in connection with completion of the Transaction:

	Number	Amount $
Balance October 31, 2018	40,706,873	$-
Common shares exchange pursuant to conversion of notes payable	5,465,877	-
Common units issued pursuant to technology license agreement	6,600,000	-
Common units issued pursuant to exercise of purchase option	4,202,429	-
Common units issued pursuant to subscription receipts	3,771,023	-
Exchange of Units for common shares pursuant to the Transaction	-	9,860,416
Common shares issued to existing shareholders of the Company pursuant to the Transaction	3,773,689	900,403
Common shares issued to former debt holders of the Company	839,790	200,651
Common shares pursuant to the Acquisition of Grown Rogue Canada	100,000	23,860
Common shares issued pursuant to subscription receipts	6,193,917	1,479,947
Fair value of broker warrants	-	(50,508)
Issuance costs	-	(143,786)
Common shares issued for services rendered	1,035,500	255,360
Common shares issued for debt	530,818	121,587
Balance October 31, 2019	73,219,916	$12,647,930
Issuance pursuant to private placement	15,000,000	564,147
Common shares issued pursuant to share swap	15,000,000	848,011
Share issuance costs	-	(11,508)
Common shares issued for compensation	909,386	76,797
Common shares issued for services	2,300,000	163,543
Common shares issued for investment	200,000	12,812
Conversion of debt into common shares	1,038,095	112,863
Issuances pursuant to convertible debt	115,000	9,746
Balance October 31, 2020	107,782,397	$14,424,341
Shares issued for employment, director, & consulting services	534,294	95,294
Shares issued pursuant to private placement	10,231,784	1,225,000
Expenses of non-brokered private placement	-	(15,148)
Shares issued to extend payment due date	25,000	2,103
Shares payments towards acquisition of Golden Harvests and extend due date	600,000	107,461
Shares issued to partner creditor	400,000	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants	23,162,579	3,738,564
Expenses of brokered private placement of Special Warrants	-	(485,722)
Broker and advisory warrants issued pursuant to Special Warrant financing	-	(210,278)
Settlement of convertible debentures for cash and common shares	10,488,884	916,290
Purchase of non-controlling interest in subsidiary	3,711,938	664,816
Balance October 31, 2021	156,936,876	$20,499,031

Preferred Shares Issued:

As at October 31, 2021 and October 31, 2020, there were no preferred shares issued.

b)	Members Capital

Authorized:

GR Unlimited is authorized to issue up to 20,000 Common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

Common Units, Seed Round Preferred Units and Incentive Units Issued:

The following table sets out the changes in common units, seed round preferred units and incentive units during the respective periods:

	Number of Common Units	Number of Incentive Units	Number of Seed Round Preferred Units	Member’s Capital $
Balance October 31, 2017	7,000	-	-	$100
Issued pursuant to conversion of promissory notes	1,854	-	-	2,152,134
Issued for cash proceeds	191	-	733	1,525,345
Issued as employee compensation	-	300	-	-
Issued to service providers	1,500	-	-	1,049,595
Issuance costs	-	-	-	(25,401)
Balance October 31, 2018	10,545	300	733	4,701,773
Issued pursuant to conversion of promissory notes	1,322	-	-	1,451,400
Issued in connection with Technology License Agreement	6,600,000	-	-	1,574,761
Issued upon exercise of unit purchase options	4,202,429	-	-	1,218,784
Issued pursuant to Subscription receipts	3,771,023	-	-	913,698
Exchange of incentive units for common units	150	(300)	-	-
Exchange of units for common shares	(14,585,469)	-	(733)	(9,860,416)
Balance October 31, 2019, 2020, and 2021	-	-	-	$-

c)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	October 31, 2021		October 31, 2020
Warrants	Number of Warrants	Weighted Average Price (CDN$)	Number of Warrants	Weighted Average Price (CDN$)
Outstanding, beginning of year	44,158,331	$0.33	27,584,605	$0.53
Issued pursuant to private placement	8,200,000	0.20	15,000,000	0.13
Cancellation of warrants pursuant to change in terms of convertible debentures	-	-	(6,818,182)	0.55
Issuance of warrants pursuant to change in terms of convertible debentures	-	-	6,818,182	0.16
Consideration warrants for change in terms of convertible debentures	-	-	1,590,909	0.16
Issuance pursuant to Special Warrant offering	23,162,579	-	-	-
Expiration of broker warrants	(757,125)	(0.44)	-	-
Expiration of warrants	(17,843,998)	(0.55)	(17,183)	(14.05)
Balance, end of year	56,919,787	$0.22	44,158,331	$0.33

The following tables summarize the outstanding warrants as at October 31, 2021, and October 31, 2020, respectively:

Number of Warrants 2021	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (Years)
8,409,091	$0.16	November 1, 2021	0.0
5,000,000	0.13	February 10, 2022	0.3
10,000,000	0.13	May 15, 2022	0.5
8,200,000	0.20	February 5, 2023	1.3
23,162,579	0.30	March 5, 2023	1.3
2,148,117	0.44	June 28, 2023	1.7
56,919,787	$0.22		0.9

Number of Warrants 2020	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (Years)
17,843,998	$0.55	November 30, 2020	0.1
757,125	0.44	November 30, 2020	0.1
8,409,091	0.16	November 1, 2021	1.0
5,000,000	0.125	February 10, 2022	1.3
10,000,000	0.13	May 15, 2022	1.5
2,148,117	0.44	June 28, 2023	2.7
44,158,331	$0.33		0.8

d)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	October 31, 2021	October 31, 2020	October 31, 2019
Weighted Average Shares Outstanding, basic	135,231,802	90,596,827	70,928,833
Weighted Average Shares Outstanding, diluted	135,231,802	90,596,827	70,928,833

e)	Share Purchase Options

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options	Weighted Average Exercise Price CDN$
Balance, October 31, 2018	-	$-
Granted	650,000	0.44
Expired	-	-
Balance, October 31, 2019	650,000	$0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance, October 31, 2020	3,720,000	$0.19
Granted to employees	3,085,000	0.20
Forfeitures by service providers	(65,000)	0.15
Forfeitures by employees	(965,000)	0.15
Forfeitures by employees	(10,000)	0.22
Balance, October 31, 2021	5,765,000	$0.20

The following table is a summary of the Company’s stock options outstanding and exercisable as at October 31, 2021:

Options Outstanding				Options Exercisable
Exercise Price CDN$	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price CDN$
$0.44	500,000	0.2	January 2022	500,000	$0.44
0.15	2,190,000	2.7	July 2024	1,912,500	0.15
0.15	200,000	3.1	November 2024	100,000	0.15
0.15	500,000	3.1	December 2024	250,000	0.15
0.28	1,075,000	3.5	April 2025	250,000	0.28
0.16	1,300,000	3.6	May 2025	500,000	0.16
$0.20	5,765,000	2.9		3,512,500	$0.20

OVERALL PERFORMANCE

Revenues during the year ended October 31, 2021, were higher than the comparative period in 2020, due primarily to the consolidation of $3.9 million in revenues in the six months ended October 31, 2021, from Golden Harvests, of which the Company acquired a 60% interest at the beginning of our third fiscal quarter of 2021, May 1, 2021. We had limited third-party product revenues, consistent with our focus on higher-margin Grown Rogue production.

Years ended October 31,	2021 ($)	2020 ($)	Variance ($)	Variance (%)
Revenue from third-party products	1,636	125,488	(123,852)	(99)%
Revenue from Grown Rogue production	9,032,982	3,720,735	5,312,247	143%
Revenues from product sales	9,034,618	3,846,223	5,188,395	135%
Revenue from management services	344,055	393,381	(49,326)	(13)%
Total revenue	9,378,673	4,239,604	5,139,069	121%

Cost of finished cannabis inventory sold during the year ended October 31, 2021, increased by 85% from the year ended October 31, 2020, while revenues for the same periods increased 143%, reflecting operational and scale efficiencies. The following table summarizes costs of sales for the years ended October 31, 2021 and 2020:

Year ended October 31,	2021 ($)	2020 ($)	Change ($)	Change (%)
Cost of finished cannabis inventory sold	3,997,617	2,155,507	1,842,110	85%
Costs of service revenues	154,353	271,167	(116,814)	(43)%
Costs of goods sold, excl. fair value items	4,151,970	2,426,674	1,725,296	71%

For the year ended October 31, 2021, the Company realized a gross margin of $6,100,468 (2020 - $1,845,697). Our ability to generate margin depends upon the following significant factors: direct and indirect costs incurred to grow biological assets and complete inventory; depreciation of capital investments required to grow biological assets and complete inventory; and the impact of the adjustments that result from the fair valuation of biological assets. We prioritize cost efficiency in production and efficiency of capital allocation, and to maximize sales revenues through a variety of efforts, including production of flower which is desirable to consumers, sales team incentives, and continually increasing the number of our wholesale customers. Significant to the increase in gross margin during the year ended October 31, 2021, was the inclusion of Golden Harvests, which contributed approximately $3.6 million in gross margin to consolidated results, while ongoing operations contributed approximately $2.3 million, an approximately 26% improvement over the comparable 2020 gross margin of $1,845,697.

Operating expenses for the year ended October 31, 2021 were $5,398,892, an increase of $1,978,516 when compared to expenses of $3,420,376 for the year ended October 31, 2020. Increased general and administrative costs during the years ended October 31, 2021, were primarily due to the consolidation of approximately $1.3 million in general and administrative costs of Golden Harvests for the six months ended October 31, 2021, representing costs not incurred in the comparative period. Excluding Golden Harvests, general and administrative costs were $2.7 million – approximately $0.5 million higher in 2021 than 2020. Other increases were in part to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion of which is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the year ended October 31, 2021.

During the year ended October 31, 2021, we added $5,824,256 (2020 - $902,224) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $2,047,136 (2020 - $557,758) for property and equipment additions, driven by the expansion of our Rossanley facility; construction of a new outdoor grow location in Oregon; and expansion of our indoor grow facility in Michigan (owned by Golden Harvests).

During the year ended October 31, 2021, the Company sold an aggregate total of an approximately 10.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $475,000. The interest was comprised of 11.875 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. After the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the 11.875 GR Distribution units issued, 6.25 were issued to a former director (prior to his board appointment) of the Company, for proceeds of $250,000. The Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816. After the Company’s purchase of 11.875 GR Distribution Units, Grown Rogue Distribution, LLC was a 100% owned subsidiary.

During the year ended October 31, 2021, we completed the Special Warrant Offering, acquired a 60% controlling interest in Golden Harvests, paid $750,000 to HSCP as part of an agreement to purchase Airport (see Item 4.B Business Overview) assets, and completed the February 2021 Private Placement 2nd Tranche; these transactions are described at Item 4.A History and Development of the Company. We also completed several debt financings (see Item 10.C Material Contracts)

During the year ended October 31, 2021, we fully settled outstanding convertible debentures, which included payments of $1,312,722 (CDN$1,538,889) and the issuance of 10,488,888 common shares, representing conversion of $1,042,951 (CDN$1,311,111) at CDN$0.125 per share. Settlement of the convertible debentures concurrently settled the associated derivative liability.

Interest expense during the year ended October 31, 2021 decreased to $197,632 from the comparable 2019 amount of $249,296, resulting from reductions following the settlement of certain long-term debt carried in 2019, comprised primarily in 2021 of interest from lease payments. Accretion expense was $340,454 higher during the year ended October, 31 2021 as compared to the year ended October 31, 2020, reflecting accretion against several new notes payable and acceleration of accretion of convertible debentures settled in 2021.

During the year ended October 31, 2021, we granted 3,085,000 stock options, exercisable at a weighted average exercise price of CDN$0.20 per share and the vesting charge related to these options was $243,662.

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

A.	OPERATING RESULTS

Selected Annual Information

The following table reflects the summary of results for the years set out.

Year Ended October 31,	2021 ($)	2020 ($)	2019 ($)
Total revenue	9,378,673	4,239,604	3,924,983
Profit (Loss) from operations	701,576	(1,574,679)	(7,622,956)
Net loss	(1,014,747)	(2,356,488)	(9,476,934)
Net loss per share, basic and diluted	(0.02)	(0.03)	(0.13)
Comprehensive loss	(1,092,928)	(2,490,605)	(9,355,014)
Comprehensive loss per share, basic & diluted	(0.02)	(0.03)	(0.13)
Total assets	14,207,700	3,764,418	2,932,476
Total non-current liabilities	3,224,677	2,910,333	217,633
Cash dividends	Nil	Nil	Nil

Revenue

The following tables summarizes revenues earned during the year ended October 31, 2021, and 2020.

Years ended October 31,	2021 ($)	2020 ($)	Variance ($)	Variance (%)
Revenue from third-party products	1,636	125,488	(123,852)	(99)%
Revenue from Grown Rogue production	9,032,982	3,720,735	5,312,247	143%
Revenues from product sales	9,034,618	3,846,223	5,188,395	135%
Revenue from management services	344,055	393,381	(49,326)	(13)%
Total revenue	9,378,673	4,239,604	5,139,069	121%

Revenue from Grown Rogue production is detailed in the following table:

Year ended October 31,	2021 ($)	2020 ($)	Variance ($)	Variance (%)
Indoor	6,713,851	2,425,029	4,288,822	177%
Outdoor	1,266,508	1,160,345	106,163	9%
Trim & other	1,052,623	135,361	917,262	678%
Revenue from Grown Rogue production	9,032,982	3,720,735	5,312,247	143%

Revenues during the year ended October 31, 2021, were higher than the comparative period in 2020, due primarily to the consolidation of $3.9 million in revenues in the six months ended October 31, 2021, from Golden Harvests, of which the Company acquired a 60% interest at the beginning of Q3 2021. We increased indoor and outdoor flower sold from ongoing operations during the year ended October 31, 2021, by 92% and average selling price (“ASP”) by 16%; indoor ASP increased by 7% and outdoor ASP decreased 4%. The following tables summarize pounds sold, revenues from those pounds, and average selling prices.

Years ended October 31,	2021 Pounds sold	2020 pounds sold	Pounds variance	2021 ASP ($)	2020 ASP ($)	ASP variance
Indoor	5,212	2,019	3,193	1,288	1,201	87
Outdoor	1,956	1,721	235	647	674	(27)
Total	7,168	3,740	3,428	1,113	959	154

	For the Years Ended October 31,
General and Administrative	2021	2020	2019
Office, banking, travel and overheads	$1,185,275	$269,496	$835,619
Professional services	767,050	794,154	1,887,034
Salaries and benefits	2,030,925	1,132,771	1,938,022
Total	$3,983,250	$2,196,421	$4,660,675

Increased general and administrative costs during the years ended October 31, 2021, were primarily due to the consolidation of $1.3 million in general and administrative costs of Golden Harvests for the six months ended October 31, 2021, representing costs not incurred in the comparative period. Excluding Golden Harvests, general and administrative costs were $2.7 million – approximately $0.5 million higher in 2021 than 2020. Other increases were in part to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion of which is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the year ended October 31, 2021.

Equity-Based Compensation

Employees

For the years ended October 31, 2021, 2020, and 2019, the Company recorded employee equity-based payments valued at $324,768, $316,846, and $Nil, respectively.

Non Employees

For the year ended October 31, 2021, the Company recorded non-employee equity-based compensation valued at $14,187, compared to $82,094 for the same period in 2020

During fiscal 2021, the Company granted the following stock options:

Number granted	Vesting terms	Exercise price (CDN$)	Expiration
500,000	½ on grant date, ½ on first anniversary of grant date	0.15	4 years from date of grant
1,000,000	½ on grant date, ½ seven months after grant date	0.16	4 years from date of grant
500,000	½ six months after grant date, ½ on first anniversary of grant date	0.35	4 years from date of grant
450,000	⅓ on each anniversary of grant date	0.22	4 years from date of grant
400,000	½ on first anniversary of grant date, ½ of anniversary of grant date	0.16	4 years from date of grant
235,000	On first anniversary of grant date	0.18	4 years from date of grant
3,085,000		0.20

Gain on De-recognition of Derivative Liabilities

During fiscal 2021, the Company record a gain on de-recognition of derivative liabilities in the amount of $Nil, compared to the gain of $244,572 during fiscal 2020, as a result of the modification of terms of convertible debentures.

Interest

For the year ended October 31, 2021, the Company recorded interest expenses of $197,632, compared to $249,296 and $245,549 in interest expense for the years ended October 31, 2020 and 2019, respectively.

Loss on Debt Settlement

During fiscal 2021, the Company reported gain on debt settlement of $141,180 related to settlement of trade payables. During fiscal 2020, the Company reported gain on debt settlement of $23,939 related to settlement of trade payables.

During fiscal 2019, the Company converted debt in the aggregate amount of $116,645 through the issuance of 530,818 common shares of the Company. The fair value of common shares issued was of $121,587 resulting in a loss on debt settlement of $4,942.

Acquisition Costs

No acquisition costs were incurred during the years ended October 31, 2021 and 2020.

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

Total Other Comprehensive Income (Loss)

Currency Translation Adjustment

For the year ended October 31, 2021, the Company recorded a currency translation expense of $78,181, compared to $134,117 for the year ended October 31, 2020, and a gain of $121,920 for the year ended October 31, 2019.

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

Net Loss and Comprehensive Loss

Net loss for the year ended October 31, 2021 was $1,014,747 compared to the year ended October 31, 2020 net loss of $2,356,488 and net loss of $9,476,934 for the year ended October 31, 2019. The decrease in net loss for the year ended October 31, 2021 is a result of reporting operating profitability of $701,576 during the year ended October 31, 2021, as compared to a loss of $1,574,679 during the year ended October 31, 2020. Significantly deducting from operating profit was an unrealized loss on derivative liabilities, measured by non-cash fair value adjustment, of approximately $1.3 million for the year ended October 31, 2021, a variance of $1,480,816 from the comparable 2020 gain of $221,820.

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

Comprehensive Losses for the years ended October 31, 2021, 2020, and 2019 reflect net losses adjusted for the impact of foreign currency translation.

Total Loss per Share, Basic

Total basic loss per share for the year ended October 31, 2021, was $0.02 compared to total basic loss per share of $0.03 and $0.13 for the same twelve-month period in 2020 and 2019, respectively.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

Fiscal 2021

	2021	2021	2021	2021
For the quarter ending	October 31	July 31	April 30	January 31
Net income (loss) for the period	$1,102,542	240,294	$(1,442,518)	$(915,065)
Loss per share, basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Fiscal 2020

	2020	2020	2020	2020
For the quarter ending	October 31	July 31	April 30	January 31
Net loss for the period	$(122,401)	$(794,072)	$(1,206,828)	$(233,187)
Loss per share, basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.01)

	For the Three Months Ended October 31,
General and Administrative	2021	2020	2019
Office, banking, travel and overheads	$381,345	$45,917	$(86,336)
Professional services	224,375	293,181	392,946
Salaries and benefits	717,892	43,004	525,070
Total	$1,323,612	$382,102	$831,680

General and administrative expenses for the three months ended October 31, 2021, increased to $1,323,612 compared to $382,102 for the same period ended October 31, 2020. For the three months ended October 31, 2020, facilities expense decreased to negative $174,875, as a result of an adjustment to depreciation expense at year end, as well as allocation of expense to inventory that also effected repairs and maintenance and utilities expense, an adjustment which did not recur during the three months ended October 31, 2021. The Company employed higher staffing levels to support increased revenues and employed more highly compensated officers during the three months ended October 31, 2021 as compared to the three months ended October 31, 2020.

For the three months ended October 31, 2020, salaries and benefits expense was lower than the comparative periods in 2019 and 2018, largely attributable to the recognition of approximately $266 thousand in wages expense as cost of service revenues during the three months ended October 31, 2020. Office, banking, travel and overheads for the three months ended October 31, 2019, reflects negative $86,384 in bad debt expense as a result of adjustment to allowance for doubtful accounts for the 2019 year-end.

Net Income (Loss) from Continuing Operations

Net income from continuing operations for the three months ended October 31, 2021 was $701,576, compared to the three months ended October 31, 2020 net loss from continuing operations of $1,574,679 and three months ended October 31, 2019 net loss from continuing operations of $7,622,956. The most significant expenses incurred during the three months ended October 31, 2021, were general and administrative expenses of $1,323,612 (2020 - $382,102), accretion expense of $147,882 (2020 - $147,942), and amortization of property & equipment of $45,704 (2020 - $50,456). The most significant factor in generating net income from continuing operations during the three months ended October 31, 2021 was the impact of gross margin of $3,111,800 from increased sales of Grown Rogue production, including sales from Golden Harvests, compared to $526,868 in the comparable 2020 period.

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

Net Income (Loss) and Comprehensive Income (Loss)

Net income for the three months ended October 31, 2021 was $1,102,542 compared to a net loss of $122,401 for the three-months ended October 31, 2020. The increase is primarily due to improvements in gross margin, including the impact of the consolidation of Golden Harvests.

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

COMMITMENTS

Set out below are undiscounted minimum future lease payments after October 31, 2021.

Total future minimum lease payments
Less than one year	$806,900
Between one and five years	2,110,546
Total	$2,917,446

The Company has four lease contracts with extension options remaining after October 31, 2021, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$240,800	$4,721,962

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next three years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years	Over 5 Years
	$	$	$	$
Accounts payable and accrued liabilities	1,766,707	123,413	-	-
Lease liabilities	624,935	965,123	728,878	41,502
Debt	843,900	1,365,761	-	-
Business acquisition consideration payable	358,537	-	-	-
Interest payable	13,750	-	-	-
Income tax	254,631	-	-	-
Total	3,862,460	2,454,297	728,878	41,502

B.	LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs, but has not yet reached productive scale to generate net income and positive net cash flows from operations on a consistent basis. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs. We raised gross proceeds of approximately $6.56 million during the year ended October 31, 2021 (2020 - approximately $1.68 million).

We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

Cash flows

The following table summarizes certain cash flow items for the year ended October 31, 2021, and 2020.

Years ended October 31,	2021 ($)	2020 ($)
Net loss	(1,014,747)	(2,356,488)
Net cash used by operating activities	(238,461)	(292,810)
Net cash used in investing activities	(2,727,008)	(648,792)
Net cash provided (used) by financing activities	3,861,714	1,084,464
Net increase in cash and cash equivalents	896,245	142,862
Effect of currency translation	7,233	(134,117)
Cash and cash equivalents, beginning	217,788	74,926
Cash and cash equivalents, ending	1,114,033	217,788

Operating activities

During the year ended October 31, 2021, there was a decrease of $238,461 (2020 - $292,810) relating to cash provided by operating activities. This number was derived by adding back non-cash items to net loss, including the following significant adjustments:

●	$180,015 (2020 - $250,836) in amortization of property & equipment;

●	$733,655 (2020 - $518,999) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $1,824,226 (2020 – $1,515,492) from the unrealized change in fair value of biological assets;

●	$950,461 (2020 - $1,482,725) for changes in fair value in inventory sold;

●	$413,798 (2020 - $413,959) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$949,811 (2020 - $568,969) in accretion of interest expense on debt and convertible debentures outstanding. As a point of reference, debt outstanding at October 31, 2021 totaled approximately $2.2 million (2020 – approximately $0.8 million), with approximately $2.4 million of convertible debenture payments and conversions to common shares having been settled during the year ended October 31, 2021, including cash payments of approximately $1.3 million; and

●	$35,902 (2020 – $263,483) from the unrealized gain on our investment in PBIC shares, measured at PBIC’s publicly quoted share price;

●	$1,258,996 (2020 – deduction $221,820) from the fair value remeasurement of the derivative liability component of convertible debentures; and

●	$189,816 (2020 - $Nil) in the loss realized from the purchase of the non-controlling interest of GR Distribution for common shares of the Company.

Significant to the use of cash from operations was the use of cash, facilitated by financings raised during the year ended October 31, 2021, to settle accounts payable carried forward from prior periods. The majority of these payables were owed to professional service providers.

Increases in non-cash working capital are summarized in the following table.

Years ended October 31,	2021	2020
Accounts receivable	$(412,060)	$(37,698)
Inventory & biological assets	(1,359,567)	142,454
Prepaid expenses and other assets	(196,261)	14,158
Accounts payable and accrued liabilities	(294,846)	(133,516)
Interest payable	4,383	(46,462)
Unearned revenue	-	(35,000)
Deferred rent	(10,494)	-
Income taxes payable	137,131	-
Total	$(2,131,714)	$(96,064)

Changes in accounts receivable are due to the timing and collection of sales. Changes in inventory & biological assets reflect increases due to increased productive capacity, as well as the timing of harvests, the timing of the completion growth cycles, and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities reflect the use of credit terms and cash flow management based upon ongoing liquidity management. We settled significant portions of accounts payable during the year ended October 31, 2021, which had been carried forward from prior periods. Unearned revenues reflect payments for contracts with future delivery requirements, which we use from time to time as part of our sales strategy.

Investing activities

During the year ended October 31, 2021, we added $5,824,256 (2020 - $902,224) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $2,047,136 (2020 - $557,758) for property and equipment additions, driven by the expansion of our Rossanley facility; construction of a new outdoor grow location in Oregon; and expansion of our indoor grow facility in Michigan (owned by Golden Harvests).

During the year ended October 31, 2021, we expended $750,000 towards the acquisition of Airport (for which aggregate total consideration will be $3,000,000) and we expended $6,000 towards the acquisition payable liability incurred as part of our acquisition of 60% of Golden Harvests.

Financing activities

Net cash flows from financing activities during the year ended October 31, 2021 were $3,861,714 (2020 – $1,084,464). Significant financing activities included the following:

●	Debt proceeds of $150,000 borrowed to expand Rossanley productive capacity;

●	Debt proceeds of $375,000 borrowed to advance the acquisition of Airport;

●	Debt proceeds of $600,000 borrowed for general corporate uses;

●	Equity issuance by a subsidiary of $475,000, also to advance the acquisition of Airport;

●	$1,225,000 raised through a private placement of common shares and warrants;

●	$3,738,564 raised through a brokered private placement of Special Warrants;

○	The above items comprise gross financing proceeds of $6,563,564 - less costs of financing of $500,870, net financing proceeds were $6,062,694;

●	Repayments of $1,312,722 as part of full retirement of convertible debentures; and

●	Repayments of $507,715 of long-term debt, the majority of which is owed for debt raised to finance growth in Michigan, the state in which Golden Harvests is located.

Financing activities during the year ended October 31, 2020 included the following:

●	$615,000 in debt proceeds;

●	$1,067,744 raised through a private placement of common shares;

●	$372,154 in repayments of lease principal; and

●	$226,126 in repayments of long-term debt.

Trends and expected fluctuations in liquidity

	October 31, 2021 ($)	October 31, 2020 ($)	Variance ($)	Variance (%)
Current assets	6,705,686	1,834,775	4,870,911	265%
Current liabilities	(3,862,460)	(1,799,104)	(2,063,356)	115%
Working capital	2,843,226	35,671	2,807,555	7,871%
Add: derivative liabilities (not cash-settled)	-	583,390	(583,390)	-
Working capital excluding derivative liabilities	2,843,226	619,061	2,224,165	359%

Working capital, excluding derivative liabilities, varied from October 31, 2020, to October 31, 2021, due to the convertible debentures and associated derivative liability being settled during the year ended October 31, 2021, as well as the debt and equity financings, described above, providing gross cash proceeds of approximately $6.6 million. Cash was used to retire convertible debentures, settle accounts payable carried forward from prior periods, and invest in productive capacity; cash not used for these purposes remains available as part of working capital and for deployment in future business opportunities.

We expect significant ongoing fluctuations in working capital over time, as we are in the early stages of growth. We have historically raised debt with principal due on maturity, and accordingly, we expect significant one-time payments as debt matures, as opposed to smooth cash outflows over time. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required in order to respond to changes in liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets. We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not engage in significant research and development activities. As such, included in general and administrative expenses are limited research and development expenses during the years ended October 31, 2021 and 2020.

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

Fiscal year	2021	2020	2019
Average of monthly ($/lb)	1,683	1,524	1,151
Minimum monthly ($/lb)	1,499	1,349	995
Maximum monthly ($/lb)	1,798	1,794	1,387
First month of year / ending month of year	1,599 / 1,499	1,393 / 1,698	1,299 / 1,299

The following table summarizes sales prices for outdoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2021	2020	2019
Average of monthly ($/lb)	818	874	557
Minimum monthly ($/lb)	599	799	472
Maximum monthly ($/lb)	899	993	799
First month of year / ending month of year	887 / 599	799 / 986	522 / 799

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

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended October 31, 2021 and 2020.

Name	Year	Salary, consulting fee, retainer or commission		Bonus	Committee or meeting fee		Value of perquisites	Value of all other compensation		Total compensation
		($)		($)	($)			($)		($)
J. Obie Strickler,	2021	205,000		Nil	3,224	(6)	Nil	36,838		245,062
President, CEO and Director	2020	114,000		Nil	Nil		Nil	118,708	(1)	232,708

Michael Johnston,	2021	18,075	(2)	Nil	Nil		Nil	Nil		18,075
CFO and Corporate Secretary *	2020	71,815	(2)	Nil	Nil		Nil	Nil		71,815

Adam August,	2021	161,543	(3)	Nil	Nil		Nil	14,570		176,113
CFO of Grown Rogue Unlimited, LLC	2020	188,412	(3)	Nil	Nil		Nil	69,928		258,361

Ryan Kee,	2021	184,840	(4)	Nil	Nil		Nil	10,359		195,199
Chief Financial Officer and Director	2020	66,500	(4)	Nil	Nil		Nil	4,783		71,283

Rob Rigg,	2021	107,887	(5)	Nil	Nil		Nil	14,182		122,069
Former Chief Marketing Officer **	2020	187,602	(5)	Nil	Nil		Nil	69,928		257,530

Abhilash Patel,	2021	Nil		Nil	16,705		Nil	Nil		16,705
Director	2020	Nil		Nil	13,409	(6)	Nil	Nil		13,409

Stephen Gledhill,	2021	Nil		Nil	34,705	(6)(7)	Nil	Nil		34,705
Director	2020	Nil		Nil	31,409	(6)(7)	Nil	Nil		31,409

Sean Conacher,	2021	Nil		Nil	6,280		Nil	Nil		6,280
Director	2020	Nil		Nil	1,909	(6)	Nil	Nil		1,909

(1)	Represents rent charged by a company owned by Mr. Strickler, lease payments for equipment sold by Mr. Strickler to the Corporation, and royalty payments made to Mr. Strickler.
(2)	Fees were incurred to an accounting firm in which Mr. Johnston is a partner.
(3)	Inclusive of $19,500 paid in common shares in 2021, and $36,505 paid in common shares to Mr. August in Common Shares in 2020.
(4)	Inclusive of $12,000 paid in common shares in 2021 and $4,783 paid in commons shares in 2020 to Mr. Kee.
(5)	Inclusive of $19,500 paid to Mr. Rigg in common shares in 2021 and $24,424 in 2020.
(6)	Represents director and committee fees paid in common shares.
(7)	Mr. Gledhill was paid an additional $18,000 per year in fees in his role as chair of the Audit Committee and Compensation Committee.
*	Mr. Johnston’s services terminated in August 2021.
**	Mr. Rigg’s employment services terminated in December 2021.

Outstanding Option-Based Awards

The following table summarizes options outstanding as at October 31, 2021.

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
$0.44	500,000	500,000	0.2	January 2022
0.15	2,190,000	1,912,500	2.7	July 2024
0.15	200,000	100,000	3.1	November 2024
0.15	500,000	250,000	3.1	December 2024
0.28	1,075,000	250,000	3.5	April 2025
0.16	1,300,000	500,000	3.6	May 2025
0.20	5,765,000	3,512,500	2.9

Compensation Discussion and Analysis

Objective of the Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance of J. Obie Strickler and Ryan Kee, its Named Executive Officers (“NEOs”), of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Company views it as an important objective of the Company’s compensation program to ensure staff retention.

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

For the financial year ended October 31, 2021, the Company’s NEO compensation program consisted of the following elements:

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

Incentive Plan Awards

During the year ended October 31, 2021, 3,085,000 stock options were granted to employees, of which 500,000 stock options were granted to Thomas Fortner, the Chief Operating Officer. During the year ended October 31, 2020, the Company granted 3,575,000 stock options, of which 750,000 were granted to the Senior VP; 750,000 were granted to the Chief Market Officer; 250,000 options to the Chief Accounting Officer; and 500,000 were granted to the spouse of the CEO.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

At October 31, 2021, the Company had one executive employment agreements in place with the Chief Financial Officer, which could be triggered by termination, or a constructive dismissal within six months of a change in control event. If triggered, a payment equal to 50% of the Chief Financial Officer’s compensation for the twelve months prior to the change in control event would be due within sixty calendar days after the effective date of the triggering event.

The Company has no compensatory plan where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

The Company does not compensate its directors based on the number of meetings attended. Mr. Gledhill is paid a monthly fee of $1,500. Each director is paid in common shares of the Company. Aggregate compensation paid to each director during the year ended October 31, 2021 is included in the Executive Compensation table above. As of the date of this Report, none of the Company’s directors has a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

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

Directorships

As at October 31, 2021, the following director and officer of the Company also served as a director and/or officer of other reporting issuers, as follows:

Stephen Gledhill	CFO and Corporate Secretary of DelphX Capital Markets Inc. (TSXV)[1]
CFO and Corporate Secretary of CO2 Gro Inc. (TSXV)
CFO and Corporate Secretary of POSaBIT Systems Corporation (CSE)
CFO and director of Bhang Inc. (CSE)
Corporate Secretary of Tombill Mins Limited (TSXV)

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

As of October 31, 2021 we had 110 employees.

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

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	October 31, 2021	October 31, 2020	October 31, 2019
Short term employee benefits	$875,058	$577,774	$408,500
Equity-based compensation	$134,476	$205,568	$118,840
	$1,009,534	$783,342	$527,340

The following balances owing to key management personnel which are included in trade and other payables are unsecured, non-interest bearing and due on demand:

	October 31, 2021	October 31, 2020
Short term employee benefits and reimbursables payable to key managers	$133,553	$215,625
Deferred lease amounts payable to CEO	-	$45,000
Amount due to Canopy Management, related to CEO	62,900	180,799
Lease liabilities	1,003,373	-
	$1,199,826	$441,424

During the three months ended January 31, 2022, and the years ended October 31, 2021 and 2020, the Company incurred compensation expense of $15,000, $58,020, and $59,500, respectively, for employment services from the spouse of the CEO (“Ms. Strickler”). During the year ended October 31, 2019, the Company incurred employee/director fees of $22,000 with Ms. Strickler. During the year ended October 31, 2020, Ms. Strickler was granted 500,000 options, exercisable to acquire 500,000 common shares of the Company at a price of CDN$0.15 per share for four years from the date of the grant.

During the year ended October 31, 2021, 500,000 options to purchase common shares were granted to the Chief Operating Officer, Mr. Thomas Fortner.

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

The Company’s Audited Consolidated Financial Statements for the fiscal years ended October 31, 2021, 2020 and 2019 and the notes thereto required as part of this Report are filed under Item 18 of this Report.

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

Common Shares

Our authorized capital consists of an unlimited number of shares of our common stock without par value, of which 156,936,867 were issued and outstanding as of October 31, 2021. All shares are initially issued in registered form. There are no restrictions on the transferability of shares of our common stock imposed by our Articles of Amalgamation. Holders of shares of our common stock are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of shares of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at October 31, 2021.

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

Our common stock is quoted for trading on the OTC Markets under the symbol “GRUSF” and listed on the Canadian Securities Exchange (“CSE”), under the symbol “GRIN”. During the past three years, there have been two suspensions of trading for failure to timely file financial reports: trading of our common stock ceased over the OTC Markets in March 2020 and the CSE ceased trading of our common stock in March 2020, both associated with the same filing delay. On March 24, 2020, the Company rectified the default situation that gave rise to the suspension of trading, and trading on the CSE and OTC Markets resumed. The Securities and Exchange Commission’s (“SEC”) amendments to Rule 15c2-11 went into effect September 28, 2021, and on that date, quotations on the OTC Markets were no longer publishable due to lack of current information about the Company. Quotations on the OTC Markets may resume after filing this Report.

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

Articles of Amendment dated effective November 1, 2018

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

Bylaws

At the Annual and Special Meeting of Shareholders held on February 24, 2012, shareholders approved a resolution to repeal and replace the Company’s By-Law No. 1 and Special By-Law No. 1 (the “Old By-Laws”) with a new By-Law No. 1 (the “Bylaws”) in order to reflect the current circumstances and practices of the Company and certain amendments to the Business Corporations Act (Ontario) (the “OBCA”), which came into force on August 1, 2007.

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

Agreements pertaining to various equity financing arrangements are described in Item 4(A) History and Development of the Company, and the details of equity and debt and debenture financing agreements through October 31, 2021, are described in the notes to the financial statements in Item 18 Financial Statements.

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

●	Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

●	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		October 31, 2021		October 31, 2020
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Derivative liabilities	2	-	-	1,739,678	1,739,678
Marketable securities	1	610,092	610,092	585,035	585,035

Loans and receivables:
Cash and cash equivalents	1	1,114,033	1,114,033	217,788	217,788
Accounts receivable, net	2	739,248	739,248	172,121	172,121

Other liabilities at amortized cost:
Accounts payable and accrued liabilities	2	1,890,120	1,890,120	1,449,787	1,449,787
Current portion of convertible debentures	2	-	-	46,099	46,099
Convertible debentures	2	-	-	1,739,678	1,739,678
Long-term debt	2	2,209,661	2,209,661	753,715	753,715
Interest payable	2	13,750	13,750	9,367	9,367
Business acquisition consideration payable	2	358,537	358,537	-	-

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

The carrying amount of cash, accounts receivable, and other receivables represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	October 31, 2021	October 31, 2020
	$	$
Cash	1,114,033	217,788
Accounts Receivable	739,248	172,121
Total	1,853,281	389,909

The allowance for doubtful accounts at October 31, 2021, is $48,744 (October 31, 2020 - $7,425).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2021, the Company’s working capital accounts were as follows:

	October 31, 2021	October 31, 2020
	$	$
Cash	1,114,033	217,788
Current assets excluding cash	5,591,653	1,616,987
Total current assets	6,705,686	1,834,775
Current liabilities	(3,862,460)	(1,799,104)
Working capital	2,843,226	35,671

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years	Over 5 Years
	$	$	$	$
Accounts payable and accrued liabilities	1,766,707	123,413	-	-
Lease liabilities	624,935	965,123	728,878	41,502
Debt	843,900	1,365,761	-	-
Business acquisition consideration payable	358,537	-	-	-
Interest payable	13,750	-	-	-
Income tax	254,631	-	-	-
Total	3,862,460	2,454,297	728,878	41,502

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)	Currency Risk

As at October 31, 2021, the Company had accounts payable and accrued liabilities of CAD$442,422. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

(ii)	Interest Rate Risk

At October 31, 2021 and October 31, 2020, the Company’s exposure to interest rate risk relates to long term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

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

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2021 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of October 31, 2021, our internal controls over financial reporting were effective.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there have been no changes in our internal control over financial reporting that occurred during the year ended October 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

During fiscal 2021 and 2020 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company’s most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Turner, Stone, and Company, LLP for the year ended October 31, 2021, and by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants (“DMCL”) for the year ended October 31, 2020 are as follows:

Nature of Services	Fees Paid to Auditor for Year-ended October 31, 2021	Fees Paid to Auditor for Year-ended October 31, 2020
Audit Fees(1)	$72,955	$97,340
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
TOTALS	$72,955	$97,340

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	“Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.

3.	“Tax Fees” include fees for all professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.

4.	“All Other Fees” include all fees for products and services provided by the Company’s auditors not included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Grown Rogue International Inc., for the years ended October 31, 2021, 2020 and 2019, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone and Company, LLP, Certified Public Accountants for the year ended October 31, 2021;

(b)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for the year ended October 31, 2020;

(b)	Consolidated Statements of Financial Position as of October 31, 2021 and 2020;

(c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended October 31, 2021, 2020 and 2019;

(d)	Consolidated Statements of Changes in Equity Holders’ Deficit for the years ended October 31, 2021, 2020 and 2019;

(e)	Consolidated Statements of Cash Flows for the years ended October 31, 2021, 2020 and 2019;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (4)
1.11	Articles of Amendment, effective March 16, 2012 (5)
1.12	Articles of Amendment, effective August 25, 2014 (6)
1.13	Articles of Amendment, effective February 1, 2016 (7)
1.14	Articles of Amendment, effective February 29, 2016 (8)
1.15	Articles of Amendment, effective May 26, 2017 (9)
1.16	Articles of Amendment, effective November 1, 2018 (13)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
4.2	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
8.1	Subsidiaries of Grown Rogue International Inc. (12)
12.1	Section 302 Certification of Chief Executive Officer (12)
12.2	Section 302 Certification of Chief Financial Officer (12)
13.1	Section 906 Certification of Chief Executive Officer (12)
13.2	Section 906 Certification of Chief Financial Officer (12)
15.1	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
15.2	First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 (15)
15.3	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on November 14, 2019
(16)	Previously filed by Registrant on Form 6-K on December 7, 2021

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Grown Rogue International Inc.

By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	President & Chief Executive Officer

Date: November 4, 2022

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. for the years ended October 31, 2021, 2020 and 2019, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for the years ended October 31, 2020 and 2019;	F-2
(b)	Report of Independent Registered Public Accounting Firm, Turner, Stone and Company, LLP, Certified Public Accountants for the year ended October 31, 2021;	F-3
(c)	Consolidated Statements of Financial Position as of October 31, 2021 and 2020:	F-5
(d)	Consolidated Statements of Operations and Comprehensive Loss for the years ended October 31, 2021, 2020 and 2019;	F-6
(e)	Consolidated Statements of Equity Holders’ Deficit for the years ended October 31, 2021, 2020 and 2019;	F-7
(f)	Consolidated Statements of Cash Flows for the years ended October 31, 2021, 2020 and 2019;	F-10
(g)	Notes to the Consolidated Financial Statements.	F-11

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Years ended October 31, 2021, 2020, and 2019

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

Vancouver, Canada

November 4, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grown Rogue International, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Grown Rogue International, Inc. (the “Company”) as of October 31, 2021 and the related consolidated statements of operations and comprehensive loss, changes in equity holders’ deficit and cash flows for the year ended October 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2021 and the consolidated results of its operations and its cash flows for the year ended October 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations since inception, has an accumulated deficit, and has insufficient working capital to fund future operations each of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

●	Fair value of business combination – as discussed in Note 7 to the consolidated financial statements, the Company entered into a business combination during the year, which we identified as a critical audit matter. There was a high degree of auditor judgment to evaluate the significant assumptions used by management and its valuation expert in determining the relative fair values of acquired tangible assets and liabilities as well as goodwill and intangible assets. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of recorded amounts of such assets and liabilities.

The following are the primary procedures we performed to address this critical audit matter. We reviewed the underlying documents, evaluated the reasonableness of the Company’s fair value determinations, performed selected tests related to acquired assets and liabilities and we involved valuation professionals with specialized skills and knowledge who assisted in evaluating the significant assumptions and estimates used by the Company.

●	Measurement of fair value of biological assets – as discussed in Note 4 to the consolidated financial statements, the Company measures biological assets at fair value less costs to sell in accordance with IAS 41, Agriculture, which we identified as a critical audit matter. The Company uses an income approach to determine the fair value less costs to sell at a specific measurement date, based on the existing cannabis plant’s stage of completion up to the point of harvest.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested calculations, including the assumptions used, to determine the fair value of the biological assets. We tested allocation of indirect costs, which formed part of standard cost per unit to complete production, by assessing the allocation method, recalculating the allocations and on a selection basis comparing the underlying allocation to source documents.

/s/ Turner, Stone & Company, LLP

We have served as the Company’s auditor since 2021.

Dallas, Texas

November 4, 2022

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	October 31, 2021	October 31, 2020
	$	$
ASSETS
Current assets
Cash	1,114,033	217,788
Accounts receivable (Note 25)	739,248	172,121
Biological assets (Note 5)	1,188,552	250,690
Inventory (Note 6)	3,306,312	1,124,360
Prepaid expenses and other assets	357,541	69,816
Total current assets	6,705,686	1,834,775
Marketable securities (Note 7)	610,092	585,035
Other investments and purchase deposits (Note 9)	750,000	187,812
Property and equipment (Note 12)	5,742,584	1,151,799
Intangible assets and goodwill (Note 13)	399,338	4,997
TOTAL ASSETS	14,207,700	3,764,418
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,766,707	1,059,971
Current portion of lease liabilities (Note 11)	624,935	100,277
Current portion of long-term debt (Note 14)	843,900	46,099
Business acquisition consideration payable (Note 8)	358,537	-
Interest payable (Note 14)	13,750	9,367
Derivative liabilities (Note 15)	-	583,390
Income tax (Note 26)	254,631	-
Total current liabilities	3,862,460	1,799,104
Accrued liabilities (Note 10)	123,413	389,816
Lease liabilities (Note 11)	1,735,503	16,630
Long-term debt (Note 14)	1,365,761	753,715
Convertible debentures (Note 15)	-	1,739,678
Deferred rent	-	10,494
TOTAL LIABILITIES	7,087,137	4,709,437
EQUITY
Share capital (Note 19)	20,499,031	14,424,341
Shares issuable (Notes 8,19)	74,338	-
Contributed surplus (Notes 20, 21)	6,407,935	4,070,264
Accumulated other comprehensive income (loss)	(90,378)	(12,197)
Accumulated deficit	(21,804,349)	(19,394,044)
Equity attributable to shareholders	5,086,577	(911,636)
Non-controlling interest (Note 31)	2,033,986	(33,383)
TOTAL EQUITY	7,120,563	(945,019)
TOTAL LIABILITIES AND EQUITY	14,207,700	3,764,418

Going Concern (Note 1)

Subsequent Events (Note 32)

Approved on behalf of the Board of Directors

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Operations and Comprehensive Loss

Expressed in United States Dollars

	Years ended October 31,
	2021	2020	2019
	$	$	$
Revenue
Product sales	9,034,618	3,846,223	3,924,983
Service revenue	344,055	393,381	-
Total revenue	9,378,673	4,239,604	3,924,983
Cost of goods sold
Cost of finished cannabis inventory sold (Note 6)	(3,997,617)	(2,155,507)	(2,935,934)
Cost of service revenues	(154,353)	(271,167)	-
Gross profit, excluding fair value items	5,226,703	1,812,930	(2,935,934)
Realized fair value amounts in inventory sold	(950,461)	(1,482,725)	(622,804)
Unrealized fair value gain loss on growth of biological assets (Note 5)	1,824,226	1,515,492	486,354
Gross profit	6,100,468	1,845,697	852,599
Expenses
Accretion expense	949,811	609,357	153,195
Amortization of intangible assets	4,997	26,600	31,373
Amortization of property & equipment (Note 12)	180,015	250,836	63,295
General and administrative (Note 26)	3,983,250	2,196,421	4,660,675
Share-based compensation	280,819	337,162	113,227
Transaction costs	-	-	3,453,790
Total expenses	5,398,892	3,420,376	8,475,555
Gain (loss) from operations	701,576	(1,574,679)	(7,622,956)
Other income and (expense)
Interest expense	(197,632)	(249,296)	(245,549)
Other income (expense)	(17,072)	14,750	16,733
Gain on disposal of subsidiary	-	1,574	-
Loss on debt restructure	-	(765,707)	-
Gain on derecognition of derivative liability	-	244,572	39,500
Gain (loss) on debt settlement	141,180	23,939	(4,942)
Loss on settlement of non-controlling interest	(189,816)	-
Unrealized loss on marketable securities	(35,902)	(263,483)
Unrealized gain (loss) on derivative liability (Note 15)	(1,258,996)	221,820	121,811
Loss on disposal of property and equipment	(7,542)	(9,978)	(70,403)
Acquisition costs (Note 27)	-	-	(126,202)
Impairment of technology license	-	-	(1,574,761)
Debt issuance cost	-	-	(10,165)
Loss from operations before taxes	(864,204)	(2,356,488)	(9,476,934)
Income tax (Note 28)	(150,543)	-	-
Net loss	(1,014,747)	(2,356,488)	(9,476,934)
Other comprehensive income (items that may be subsequently reclassified to profit & loss):
Currency translation	(78,181)	(134,117)	121,920
Total comprehensive loss	(1,092,928)	(2,490,605)	(9,355,014)
Loss per share attributable to shareholders – basic & diluted	(0.02)	(0.03)	(0.13)
Weighted average shares outstanding – basic & diluted	135,231,802	90,596,827	70,928,833
Net loss for the year attributable to:
Non-controlling interest	1,395,558	(75,049)	(176,712)
Shareholders	(2,410,305)	(2,281,439)	(9,300,222)
Net loss	(1,014,747)	(2,356,488)	(9,476,934)
Comprehensive loss for the year attributable to:
Non-controlling interest	1,395,558	(75,049)	(176,712)
Shareholders	(2,488,486)	(2,415,556)	(9,178,302)
Total comprehensive loss	(1,092,928)	(2,490,605)	(9,355,014)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders’ Deficit

Expressed in United States Dollars

	Number of common shares	Share capital					Shares issuable		Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$					$		$	$	$	$	$
Balance - October 31, 2020	107,782,397	14,424,341	-	-	-	-	-	-	4,070,264	(12,197)	(19,394,044)	(33,383)	(945,019)
Shares issued for employment, director, & consulting services (Note 19.1)	534,294	95,294					-		-	-	-	-	95,294
Shares issuable for employment, director & consulting services	-	-					38,532		-	-	-	-	38,532
Shares issued pursuant to private placement (Notes 19.2)	10,231,784	1,225,000					-		-	-	-	-	1,225,000
Expenses of non-brokered private placement (Note 19.2)	-	(15,148)					-		-	-	-	-	(15,148)
Shares issued to extend payment due date (Note 19.3)	25,000	2,103					-		-	-	-	-	2,103
Shares payments towards acquisition of Golden Harvests and extend due date (Note 8, Note 19.5)	600,000	107,461					-		-	-	-	-	107,461
Shares issuable for consideration for acquisition of Golden Harvests (Note 8)	-	-					35,806		-	-	-	-	35,806
Shares issued to partner creditor (Note 19.4)	400,000	36,310					-		-	-	-	-	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants (Notes 19.6, 19)	23,162,579	3,738,564					-		-	-	-	-	3,738,564
Expenses of brokered private placement of Special Warrants (Note 19.6)	-	(485,722)					-		-	-	-	-	(485,722)
Broker and advisory warrants issued pursuant to Special Warrant financing (Notes 19.6)	-	(210,278)					-		210,278	-	-	-	-
Settlement of convertible debentures for cash and common shares (Note 19.7)	10,488,884	916,290					-		1,883,731	-	-	-	2,800,021
Issuance of non-controlling interest in subsidiary for cash (Note 30.5)	-	-					-		(475,000)	-	-	475,000	-
Purchase of non-controlling interest in subsidiary (Note 31.5)	3,711,938	664,816							475,000	-	-	(475,000)	664,816
Change in ownership interests in subsidiaries	-	-					-		-	-	-	671,811	671,811
Stock option vesting expense	-	-					-		243,662	-	-	-	243,662
Currency translation adjustment	-	-					-		-	(78,181)	-	-	(78,181)
Net loss	-	-	-	-	-	-	-	-	-	-	(2,410,305)	1,395,558	(1,014,747)
Balance - October 31, 2021	156,936,876	20,499,031	-	-	-	-	74,338	-	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of common shares	Share capital				Subscriptions payable		Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$				$		$	$	$	$	$
Balance - October 31, 2019	73,219,916	12,647,930	-	-	-	5,136	-	2,890,435	121,920	(17,112,605)	19,538	(1,427,646)
Common units issued pursuant to private placement (Note 19.8)	15,000,000	564,147				-		520,188	-	-	-	1,084,335
Share issuance costs	-	(11,508)				-		(5,083)	-	-	-	(16,591)
Common shares issued pursuant to share swap (Note 19.8)	15,000,000	848,011				-		-	-	-	-	848,011
Common shares issued for compensation (Note 19.12)	909,386	76,797				-		-	-	-	-	76,797
Common shares issued for services (Note 19.11)	2,300,000	163,543				-		-	-	-	-	163,543
Common shares issued for investment (Note 19.9)	200,000	12,812				-		-	-	-	-	12,812
Conversion of debt into common shares (Note 19.10)	1,038,095	112,863				-		-	-	-	-	112,863
Issuances pursuant to convertible agreements (Note 19.10)	115,000	9,746				-		424,645	-	-	-	434,391
Stock option grants	-	-				-		240,079	-	-	-	240,079
Elimination of non-controlling interest of subsidiary sold	-	-				-		-	-	-	22,128	22,128
Subscription payable to be settled as trade payable						(5,136)						(5,136)
Currency translation adjustment	-	-				-		-	(134,117)	-	-	(134,117)
Net loss	-	-	-	-	-	-	-	-	-	(2,281,439)	(75,049)	(2,356,488)
Balance - October 31, 2020	107,782,397	14,424,341	-	-	-	-	-	4,070,264	(12,197)	(19,394,044)	(33,383)	(945,019)

Grown Rogue International Inc.

Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of Common Shares	Share Capital	Common Units	Round Preferred Units	Total Member’s Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Currency Translation Reserve	Accumulated Deficit	Non-Controlling Interest	Total Equity Holders’ Deficit
	#	$	$	$	$	$	$	$	$	$	$	$
Balance - October 31, 2018	40,706,873	-	3,426,829	1,274,944	4,701,773	720,516	132,000	2,010,489	-	(7,812,383)	-	(247,605)
Common units issued pursuant to conversion of notes payable (Note 16)	5,465,877	-	1,451,400	-	1,451,400	-	-		-	-	-	1,451,400
Common units issued pursuant to technology license agreement (Note 16)	6,600,000	-	1,574,761	-	1,574,761	-	-		-	-	-	1,574,761
Common units issued pursuant to exercise of purchase option (Note 16)	4,202,429	-	1,218,784	-	1,218,784	-	-	(1,218,784)	-	-	-	-
Subscription receipts (Note 17)	-	-	-	-	-	554,000	-		-	-	-	554,000
Common units issued pursuant to subscription receipts (Note 17)	3,771,023	-	913,698	-	913,698	(1,274,516)	-	360,818	-	-	-	-
Exchange of Units for common shares pursuant to the Transaction	-	9,860,416	(8,585,472)	(1,274,944)	(9,860,416)	-	-		-	-	-	-
Common units issued to existing shareholders of the Company pursuant to the Transaction (Note 19)	3,773,689	900,403	-	-	-	-	-		-	-	-	900,403
Common shares issued to former debt holders of the Company (Note 19)	839,790	200,651	-	-	-	-	-	79,237	-	-	-	279,888
Common shares pursuant to acquisition of Grown Rogue Canada (Note 19)	100,000	23,860	-	-	-	-	-	-	-	-	-	23,860
Common shares issued pursuant to subscription receipts (Note 19)	6,193,917	1,479,947	-	-	-	-	-	584,430	-	-	-	2,064,377
Fair value of broker warrants	-	(50,508)	-	-	-	-	-	50,508	-	-	-	-
Issuance costs	-	(143,786)	-	-	-	-	-	(56,781)	-	-	-	(200,567)
Fair value of Grown Rogue Canada replacement warrants (Note 20)	-	-	-	-	-	-	-	893,646	-	-	-	893,646
Debt settlements	-	-	-	-	-	5,136	-	-	-	-	-	5,136
Common shares issued for services (Note 19)	1,035,500	255,360	-	-	-	-	-	-	-	-	-	255,360
Common shares issued for debt (Note 19)	530,818	121,587	-	-	-	-	-	-	-	-	-	121,587
Stock based compensation expenses	-	-	-	-	-	-	-	112,080	-	-	-	112,080
Issuance of common share purchase warrants	-	-	-	-	-	-	-	74,792	-	-	-	74,792
Derivative Liability	-	-	-	-	-	-	(132,000)	-	-	-	-	(132,000)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	121,920	-	-	121,920
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	196,250	196,250
Net loss	-	-	-	-	-	-	-	-	-	(9,300,222)	(176,712)	(9,476,934)
Balance - October 31, 2019	73,219,916	12,647,930	-	-	-	5,136	-	2,890,435	121,920	(17,112,605)	19,538	(1,427,646)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flow

Expressed in United States Dollars

Year ended October 31,	2021	2020	2019
Cash provided by (used in):	$	$	$
Operating activities
Net loss	(1,014,747)	(2,356,488)	(9,476,934)
Adjustments for non-cash items in net loss
Amortization of property and equipment	180,015	250,836	63,295
Amortization of property and equipment include in costs of inventory sold	733,655	518,999	191,094
Amortization of intangible assets	4,997	26,600	31,373
Unrealized gain on changes in fair value of biological assets	(1,824,226)	(1,515,492)	(486,354)
Changes in fair value of inventory sold	950,461	1,482,725	622,804
Share-based compensation	170,136	239,067	113,227
Stock option expense	243,662	174,892	-
Services paid in shares or membership units	-	-	322,985
Amortization of debt issuance costs	-	-	64,914
Accretion expense	949,811	568,969	153,195
Gain on liability settlement	-	(23,939)	-
Loss on disposal of property & equipment	7,542	9,978	70,403
Transaction costs	-	-	3,453,790
Acquisition costs	-	-	126,202
Impairment of technology license	-	-	1,574,761
Bad debt expense	-	-	54,892
Loss on debt settlement	-	-	4,509
Gain on sale of subsidiary	-	(1,574)	-
Loss from debt restructuring	-	765,707	-
Unrealized gain on marketable securities	35,902	263,483	-
Gain on derecognition of derivative liability	-	(244,572)	(39,500)
Change in fair value of derivative liability	1,258,996	(221,820)	(121,811)
Loss on acquisition of non-controlling interest paid in shares	189,816	-	-
Effects of foreign exchange	7,233	(134,117)	153,003
Noncash Items In Net Loss	1,893,253	(196,746)	(3,124,152)
Changes in non-cash working capital (Note 22)	(2,131,714)	(96,064)	(302,684)
Net cash used by operating activities	(238,461)	(292,810)	(3,426,836)

Investing activities
Purchase of property and equipment and intangible assets	(2,047,136)	(557,758)	(217,084)
Net cash acquired (Note 8)	76,128	-	-
Payment of acquisition payable	(6,000)	-	-
Other investment	(750,000)	(175,000)	-
Receipt from sale of subsidiary	-	83,966	-
Payment upon execution of Letter of Intent	-	-	(50,000)
Cash acquired upon close of Transaction	-	-	5,875
Net cash used in investing activities	(2,727,008)	(648,792)	(261,209)

Financing activities
Proceeds from convertible debentures	-	-	1,105,126
Proceeds from subscription receipts	-	-	2,514,377
Transaction costs	-	-	(167,363)
Third party investment in subsidiary	475,000	-	-
Proceeds from long-term debt	1,125,000	615,000	100,000
Proceeds from private placement	1,225,000	1,067,745	-
Proceeds from brokered private placement	3,738,564	-	-
Payment of equity and debenture issuance costs	(500,870)	-	(248,542)
Repayment of long-term debt	(507,715)	(226,126)	(250,145)
Repayment of convertible debentures	(1,312,722)	-	-
Payments of lease principal	(380,543)	(372,154)	(117,125)
Net cash provided by financing activities	3,861,714	1,084,464	2,936,328

Change in cash	896,245	142,862	(751,717)
Cash balance, beginning	217,788	74,926	826,643
Cash balance, ending	1,114,033	217,788	74,926

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information and Going Concern

These consolidated financial statements (the “Financial Statements”) for the years ended October 31, 2021, 2020 and 2019, include the accounts of Grown Rogue International, Inc (together with its subsidiaries, “GRIN” or the “Company”) and its subsidiaries. The registered office of GRIN is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2.

GRIN’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	0% (Note 1.1)
Golden Harvests, LLC	60% by Canopy Management, LLC

1.1	The Company, through its subsidiary, entered into an option to acquire an 87% controlling interest in Canopy Management LLC (“Canopy”), which held an option to acquire a 60% controlling interest in Golden Harvests, LLC which was exercised on May 1, 2021. Canopy is majority owned by the Company’s CEO, who is prohibited from omitting or taking certain actions where to do so would be contrary to the economic benefits which the Company expects to derive from the aforementioned options and the investments in the underlying businesses. The Company includes Canopy in the consolidated financial results and has allocated its net loss to net loss attributable to non-controlling interest.

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

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. As at the end of the year ended October 31, 2021, the Company incurred a net loss of $1,014,747 and as of that date, the Company’s accumulated deficit was $21,804,349. As at October 31, 2021, the Company had working capital of $2,843,226, and has generated negative cash flows from operations since inception. These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

2.	Reverse Takeover

The Company entered into a definitive transaction agreement (the “Definitive Agreement”) dated October 31, 2018 with Grown Rogue Unlimited LLC (“GR Unlimited”) and Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius Subco”) which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the “Transaction”), such that, immediately following completion of the Transaction, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre consolidated common shares for 1 post consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

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

The acquisition date fair value of the consideration transferred by the existing equity holders of GR Unlimited is based on the number of equity interests GR Unlimited would have had to issue to give the owners of the Company the same percentage equity interest in the combined entity that results from the transaction described above. The fair value of the number of equity interests calculated was based on the private placement transactions entered into by GR Unlimited.

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

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.315 per share	$23,860
Fair value of warrants of the Company issued (Note 20.11)	893,646
Total consideration transferred	917,506
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$856,059

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

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

These consolidated financial statements were approved and authorized for issuance by the Company’s Board of Directors on February 28, 2022.

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

For the years ended October 31, 2021, 2020 and 2019

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

Estimation Uncertainty due to COVID-19

On March 11, 2020, the World Health Organization declared a global outbreak of COVID-19 (coronavirus) to be a pandemic, which has had a significant impact on businesses through the restrictions put in place by the federal, state, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders in Canada and the United States. Government measures imposed to limit the spread of COVID-19 did not have a material impact on the Company’s operations during the period ended October 31, 2021, and the Company has not observed any material impairments, or significant changes in the fair value of its assets as a result of COVID-19.

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

For the years ended October 31, 2021, 2020 and 2019

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

For the years ended October 31, 2021, 2020 and 2019

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

The Company capitalizes costs incurred to construct assets; when such assets are not available for use as intended by management, amortization expense is not recorded until constructed assets are placed into service.

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

For the years ended October 31, 2021, 2020 and 2019

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

4.12	Share Based Compensation

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

For the years ended October 31, 2021, 2020 and 2019

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

4.13	Income Taxes

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.14	Financial Instruments

4.14.1	Financial assets

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

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other comprehensive income (“OCI”) directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

4.14.2	Financial liabilities

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

For the years ended October 31, 2021, 2020 and 2019

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

4.15	IFRS 16 - Leases (“IFRS 16”)

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

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

$
Operating lease commitments at October 31, 2019	322,100
Discounted using incremental borrowing rate	(45,669)
Lease liabilities for purchased assets	142,205
Lease obligations - November 1, 2019	418,636

The following table summarizes the impacts of adopting IFRS 16 on the consolidated financial statements:

	Balance – October 31, 2019	Adoption of IFRS 16	Restated balance – November 1, 2020
	$	$	$
Right-of-use assets	-	276,431	276,431
Property & equipment	232,059	-	232,059
Current portion of lease liability	129,876	225,862	355,738
Lease liability	12,329	50,569	62,898

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company uses a single discount rate for a portfolio of leases with similar characteristics. The lease liability is measure at the amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in index or rate, a change in the amount expected to be payable under a residual value guarantee, or if there is a change in the Company’s assessment of whether it will exercise a purchase, extension, or termination option.

Leases that have term of less than twelve months or leases with an underlying asset of low value are recognized as expenses in profit or loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

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

4.16	Business Combinations

A business combination is a transaction or event in which the acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair values. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the statement of comprehensive loss.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to changed. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Management exercises judgment in determining the entities that it controls for consolidation and associated non-controlling interests. For financial reporting purposes, an entity is considered controlled when the Company has power over an entity and its ability to affect its economic return from the entity. The Company has power over an entity when it has existing rights that give it the ability to direct the relevant activities which can significantly affect the investee’s returns. Such power can result from contractual arrangements. However, certain contractual arrangements contain rights that are designed to protect the Company’s interest, without direct equity ownership in the entity, in which case non-controlling interests are recognized.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.17	Intangible assets and goodwill

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives.

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the cannabis operating segment and the U.S. cannabis and hemp-derived market CGU. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. The recoverable amounts of the CGUs’ assets are determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill, and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior period. Impairment losses on goodwill are not subsequently reversed.

4.18	Adoption of new accounting pronouncements

Amendments to IFRS 3: Definition of a Business

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

4.19	New accounting pronouncements

The following IFRS standards have been recently issued. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

5.	Biological Assets

Biological assets consist of cannabis plants. The reconciliation of changes in the carrying amounts of biological assets as at October 31, 2021 and October 31, 2020 are as follows:

	October 31, 2021	October 31, 2020
	$	$
Beginning balance	250,690	156,589
Purchased cannabis plants	2,969,773	724,878
Allocation of operational overhead	1,430,876	1,130,712
Change in FVLCTS due to biological transformation	1,824,225	1,515,492
Transferred to inventory upon harvest	(5,287,012)	(3,276,981)
Ending balance	1,188,552	250,690

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

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020
Estimated selling price per pound ($/pound)	1,130	1,123	219,428	48,720
Estimated stage of growth (%)	51%	63%	189,943	38,104
Estimated flower yield per harvest (pound)	1,915	216	189,943	38,104

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

6.	Inventory

The Company’s inventory composition is as follows:

	October 31, 2021	October 31, 2020
	$	$
Raw materials	22,788	8,588
Work in process	2,363,487	919,464
Finished goods	920,037	196,308
Ending balance	3,306,312	1,124,360

The cost of inventories included as an expense and included in cost of goods sold for the year ended October 31, 2021, was $3,997,617 (2020 - $2,155,507; 2019 - $2,935,934).

7.	Marketable Securities

During the period ended October 31, 2020, the Company received 2,362,204 common shares of Plant-Based Investment Corp (“PBIC”) by issuing to PBIC 15,000,000 common shares of the Company pursuant to a subscription agreement. On the date of the transaction, February 10, 2020, the fair value of PBIC shares per share was CAD$0.635 per share, for a fair value of $848,011 (Note 19.8). The Company does not have control or significant influence over PBIC and has accounted for the investment at fair value through profit or loss.

As at October 31, 2021, the fair value of the shares was $610,092, based upon the publicly quote price of PBIC shares. The Company recorded an unrealized loss on the shares in the amount of $35,902 (2020 - $263,483) and foreign currency translation gain of $60,959 (2020 - $507) during year ended October 31, 2021.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

8.	Business Combinations

8.1	Golden Harvests, LLC (“Golden Harvests”)

In February 2020, the Company, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the year ended October 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), majority-owned by the CEO, signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy has already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate its option exercise to obtain a 60% interest in Golden Harvests. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy, which, when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in the Option Agreement. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and is prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expects to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021, and we expect to exercise our option to acquire 87% of Canopy around near the end of calendar year 2021 or early 2022, and until we exercise the option to acquire 87% of Canopy, it will be consolidated with a 100% non-controlling interest.

On May 1, 2021, the Company acquired Golden Harvests, a United States company based in Michigan specialize in the cultivation and wholesale of adult use and recreational flower. The Company acquired Golden Harvests by exercising an option to acquire a controlling 60% interest in Golden Harvests.

The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these Financial Statements included cash payments of $358,537 and 200,000 common shares with an aggregate fair value of $35,806.

Total consideration	Common shares	$
Cash paid	--	479,000
Cash payable	--	370,537
Common shares issued	825,000	122,376
Common shares issuable	200,000	35,806
Total	1,025,000	1,007,719

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Net identifiable assets acquired (liabilities assumed)	$
Cash	386,128
Accounts receivable	155,067
Prepaids and other current assets	91,464
Intangible asset: grow licenses	154,000
Biological assets	477,672
Inventory	309,439
Property, plant, and equipment	1,311,917
Net identifiable assets	2,885,687
Accounts payable and accrued liabilities	(542,630)
Notes payable	(227,056)
Lease liabilities	(564,309)
Income taxes	(117,500)
Net identifiable assets acquired	1,434,192

Net cash acquired for the year ended October 31, 2021, was $76,128, which is acquired cash of $386,128 net of payments of $310,000.

Purchase price allocation	$
Net identifiable assets acquired	1,434,192
Goodwill	245,339
Gross purchase price allocation	1,679,531
Purchase consideration (60% controlling interest)	1,007,719

Net cash flows	Prior to November 1, 2020	Year ended October 31, 2021	Future payments	Total
	$	$	$	$
Cash consideration paid prior to October 31, 2020	(175,000)	-	-	(175,000)
Cash consideration paid after November 1, 2020	-	(310,000)	-	(310,000)
Cash acquired	-	386,128	-	386,128
	(175,000)	76,128	-	(98,872)
Future cash payments	-	-	(358,537)	(358,537)
Payments against acquisition consideration payable	-	(6,000)	-	(6,000)
Net cash flows upon completion of all payments	(175,000)	70,128	(358,537)	(463,409)

Goodwill arising from the acquisition represents expected synergies, future income growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

Management continues to gather relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill.

For the year ended October 31, 2021, Golden Harvests accounted for $3.9 million in revenue and $1.4 million in reduction to net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $6.4 million in revenues and reduction to net loss of $1.6 million.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

9.	Other Investments and Purchase Deposits

9.1	Investment in assets sold by High Street Capital Partners, LLC (“HSCP”):

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations (the “HSCP Transaction”) of HSCP, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 is due at closing and the payment of the remaining purchase price is dependent on the timing of the closing. If the closing takes place before the 12-month anniversary date of the February 5, 2021 effective date, the remaining balance of $2,000,000 will be paid by a promissory note payable. If the closing takes place after the 12-month anniversary date but before the 18-month anniversary date, the remaining balance is to be paid $750,000 in cash and $1,250,000 by a promissory note payable. If the closing takes place later than the 18-month anniversary date, the remaining $2,000,000 is to be paid in cash. The Company also executed a management services agreement with HSCP (“HSCP MSA”), pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company will own all production from the growing assets derived from the growing operations of HSCP, and the Company will operate the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company has no involvement with the retail operations contemplated in the agreement until the HSCP Transaction is completed.

During the year ended October 31, 2021, the Company paid $750,000 towards the total consideration of $3,000,000 under the HSCP Transaction.

9.2	The balance of $187,812 at October 31, 2020, represents payments made towards the acquisition of Golden Harvests (Note 8).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

10.	Accrued Liabilities

The following table summarizes the liability payable to creditors who agreed to defer settlement for longer than one year from October 31, 2021 and 2020:

	CEO	Trade Vendors	Total
	$	$	$
Balance at October 31, 2019	180,799	-	180,799
Amounts deferred	45,000	241,255	286,255
Amounts settled	-	(77,238)	(77,238)
Balance at October 31, 2020	225,799	164,017	389,816
Amounts settled	(162,899)	(103,504)	(266,403)
Balance at October 31, 2021	62,900	60,513	123,413

11.	Leases

The following is a continuity schedule of lease liabilities:

Lease liabilities	October 31, 2021	October 31, 2020
	$	$
Balance - beginning	116,907	142,205
Adoption of IFRS 16	-	276,431
Additions	2,642,588	68,035
Disposals	(18,513)	-
Interest expense on lease liabilities	132,371	65,433
Payments	(512,914)	(435,197)
Balance - ending	2,360,438	116,907
Current portion	624,935	100,277
Non-current portion	1,735,503	16,630

Lease additions during the year ended October 31, 2021, included right-of-use property rental agreements totaling approximately $2.6 million, resulting from a property lease acquired (Note 8); a new lease agreement for an outdoor farm; and remeasurement of leases following management’s assessments that operations were reasonably certain to continue for longer durations at ongoing locations.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

12.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Construction in Progress	Leasehold Improvements	Right-of-use Assets	Total
COST	$	$	$	$	$	$
Balance - October 31, 2019	55,960	156,781	476,783	1,238,680	358,608	2,286,812
Additions	1,031	215,030	90,342	251,355	344,466	902,224
Transfers	(2,061)	2,061	(512,719)	512,719	-	-
Disposals	(39,764)	(17,350)	(9,331)	(947)	(52,063)	(119,455)
Balance - October 31, 2020	15,166	356,522	45,075	2,001,807	651,011	3,069,581
Additions	-	22,939	-	2,255,594	2,040,029	4,318,562
Cost basis of assets acquired	1,117	146,756		677,339	680,482	1,505,694
Transfers	-	-	(45,075)	45,075	-	-
Disposals	-	(15,049)	-	(1,727)	(43,490)	(60,266)
Balance - October 31, 2021	16,283	511,167	-	4,978,088	3,328,032	8,833,570
ACCUMULATED AMORTIZATION
Balance - October 31, 2019	19,701	37,016	-	638,629	126,549	821,895
Amortization for the period	6,360	41,397	-	810,619	305,365	1,163,741
Transfers	(2,405)	2,405	-	-	-	-
Disposals	(8,490)	(7,301)	-	-	(52,063)	(67,854)
Balance - October 31, 2020	15,166	73,517	-	1,449,248	379,851	1,917,782
Amortization for the period	979	77,766	-	527,524	406,773	1,013,042
Amortization of assets acquired	138	52,368		40,955	100,316	193,777
Disposals	-	(7,548)	-	(698)	(25,369)	(33,615)
Balance – October 31, 2021	16,283	196,103	-	2,017,029	861,571	3,090,986
NET BOOK VALUE
As at October 31, 2020	-	283,005	45,075	552,559	271,160	1,151,799
As at October 31, 2021	-	315,064	-	2,961,059	2,466,461	5,742,584

For the year ended October 31, 2021, amortization capitalized was $833,027 (2020 - $957,905) and expensed amortization was $180,015 (2020 - $205,836).

13.	Intangible Assets And Goodwill

Indefinite lived intangible assets and goodwill	Cost ($)
Grower licenses	154,000
Goodwill	245,338
399,338

The Company’s intangible assets include grower licenses and goodwill acquired during the year ended October 31, 2021 (Note 8). Net amortizable intangible assets of $4,997 at October 31, 2020, included the cost of the Company’s website of $7,997 less accumulated amortization of $3,000.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

14.	Long-term Debt

Transactions related to the Company’s long-term debt during the years ended October 31, 2021 and October 31, 2020, include the following:

Movement in long-term debt	$
Balance - October 31, 2019	150,000
Additions (Notes 14.7, 14.8)	615,000
Interest accretion	260,940
Payments	(226,126)
Balance - October 31, 2020	799,814
Additions (Notes 14.1, 14.2, 14.3, 14.4, 14.5,14.6)	1,452,056
Interest accretion	565,506
Reclassification to acquisition consideration payable (Notes 8, 14.4)	(100,000)
Payments	(507,715)
Balance - October 31, 2021	2,209,661
Current portion	843,900
Non-current portion	1,365,761

14.1	On November 23, 2020, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

14.2	On December 2, 2020, debt was issued by Grown Rogue Gardens, LLC with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date can be extended by up to six-months for a $1,000 fee per $10,000 of principal extended. The note was loaned by the former COO of the Company.

14.3	On January 27, 2021, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

14.4	On February 4, 2021, a note payable for $100,000 was issued to satisfy a milestone payment due to the seller of Golden Harvests. The note is payable 12 months from the issue date and accrues interest at $2,000 per month. This note payable was reclassified to acquisition consideration payable during the year ended October 31, 2021.

14.5	On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 8) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

14.6	On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC, a related party, in the amount of $800,000 which was to be fully advanced by September 30, 2021. During the year ended October 31, 2021, $600,000 was received. This note matures on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms of the note require the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage will be determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments will be used to pay down the outstanding principal on a monthly basis. The note will automatically terminate when the full amount of any outstanding principal plus the applicable participation payments are paid prior to the maturity date. Should the participation payments fully repay the principal amount prior to the maturity date then the note will automatically terminate. The note bears no stated rate of interest, and in the event of default, the note will bear interest at 15% per annum. The note is reported at amortized cost using an effective interest rate of approximately 1.9%.

Accrued interest payable on long-term debt at October 31, 2021 was $13,750 (October 31, 2020 - $9,367).

Transactions related to the Company’s long-term debt for the year ended October 31, 2020, include the following:

14.7	On December 5, 2019, debt was issued with a principal amount of $15,000, with simple interest accrued at a rate of 60% per annum and a maturity of 60 days. On February 18, 2020, all principal and interest was repaid. This amount was owed to the CEO of the Company.

14.8	Debt issuance by GR Michigan, LLC

On March 20, 2020: Principal of $600,000 was received under a secured debt investment of $600,000 (the “Michigan Debt”). The Michigan Debt carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests (Note 8). Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests (the “Royalty”). The Royalty commences on the date that repayments equal to principal have been made for a period of two years. The Royalty maximum is two times the amount of principal invested and the Royalty minimum is equal to the principal loaned; the Company expects to pay the Royalty maximum by July 2023. The Company has the right but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method. Interest accreted during the year ended October 31, 2021 was $451,066 (2020 - $260,940) calculated using an effective interest rate of 73%. During the year ended October 31, 2021, $450,421 (2020 - $75,126) was repaid against this debt.

Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000, was loaned by a director of the Company.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

15.	Convertible Debentures

Transactions related to the Company’s convertible debentures during the years ended October 31, 2021 and 2020, include the following:

Movements in Convertible Debentures	$
Balance - October 31, 2019	1,995,609
Conversion to common shares	(37,733)
Interest accretion	246,015
Deemed extinguishment	(2,147,550)
Effects of foreign exchange	(56,341)
Balance after deemed extinguishment	-
Deemed re-issuance	2,464,241
Fair value of derivative liability	(787,264)
Conversion to common shares	(75,130)
Interest accretion	146,964
Payments	(44,138)
Effects of foreign exchange	35,005
Balance - October 31, 2020	1,739,678
Interest accretion	510,678
Conversion to common shares (Note 15.1)	(1,042,951)
Payments	(1,312,722)
Effects of foreign exchange	105,317
Balance – October 31, 2021	-

15.1	During the year ended October 31, 2021, holders converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares.

15.2	Modification of terms during the year ended October 31, 2020 and conversion

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Pursuant to the modification of the debentures, the following warrant transactions occurred:

○	Cancellation of 6,818,182 warrants issued pursuant to the convertible debenture agreements outstanding prior to the modification on July 10, 2020;

○	Issuance of 6,818,182 new warrants with as exercise price of CAD$0.16 and an expiration date of November 1, 2021 (Note 20.4);

○	The fair value of the newly issued warrants was recognized as an expense of debt restructuring on the statement of loss and comprehensive loss for the year ended October 31, 2020;

○	Issuance of 1,590,909 warrants as part of the consideration to the creditors for extending the maturity of the debt (Note 20.4). The fair value of these warrants was recognized as an expense of debt restructuring on the statement of loss and comprehensive loss for the year ended October 31, 2020.

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

The derivative liability will be remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value as at October 31, 2020, was $583,390 (2019 - $249,320), and the unrealized gain for the year ended October 31, 2020 as a result of remeasurement was $221,820.

The fair value of the deemed reissuance was allocated as follows:

	CAD$	USD$
Convertible debentures, principal	2,280,671	1,676,977
Conversion option	1,070,670	787,264
	3,351,341	2,464,241

The discounted value of the loan after the modifications of terms was more than 10% lower than the carrying value of the loan and was therefore deemed an extinguishment and reissuance under IFRS 9. The costs of completing the modification were expensed.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The loss of restructuring this debt, as recognized on the statement of loss and comprehensive loss for the year ended October 31, 2020, was comprised of the following:

Composition of loss from debt restructuring	$
Difference: carrying value of deemed prior debt and deemed reissued debt	337,997
Replacement warrants - quantity - 6,818,182 (Note 20.4)	346,792
Consideration warrants - quantity - 1,590,909 (Note 20.4)	80,918
Total loss from deemed restructuring	765,707

The Company recorded a gain of $244,572 on the derecognition of the Company’s previously recorded derivative liability on the modification of the debt.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

16.	Members’ capital

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities of GR Unlimited during the year ended October 31, 2019, all of which occurred prior to completion of the Transaction:

	Number of Common Shares*	Member’s Capital
Balance, October 31, 2018	40,706,873	$4,701,773
Issued pursuant to conversion of promissory notes	5,465,877	1,451,400
Issued in connection with Technology License Agreement (15.2)	6,600,000	1,574,761
Issued upon exercise of unit purchase options	4,202,429	1,218,784
Issued pursuant to Subscription Receipts	3,771,023	913,968
Balance at date of Transaction (Note 2)	60,746,202	$9,860,686

*	The number of common shares per the table above represents the number of common shares exchanged for the common units, Seed Round Preferred Units and Incentive Units in connection with completion of the Transaction.

16.1	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

16.1.1	Received a return of principal of $50,000 from one of the convertible promissory notes.

16.1.2	Extended the maturity date of the continuing convertible promissory note for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

16.1.3	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the GR Unlimited (462,500 common shares of the Company).

16.2	During the year ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited (6,600,000 common shares of the Company). Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued the common units. As at October 31, 2019, the Company determined that the license was impaired as the development of underlying technology had been halted. As such, the Company reduced the carrying amount to the estimated recoverable amount of $Nil, resulting in a loss on impairment of $1,574,761.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

16.3	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited (485,379 common shares of the Company).

16.4	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $248,958 into 1,144.15 uncertified common units of GR Unlimited (4,782,284 common shares of the Company).

16.5	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited (198,214 common shares of the Company).

16.6	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 1,475,979 common units (1,475,979 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in Note 19.2.

16.7	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 2,000,000 common units (2,000,000 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in Note 19.3.

16.8	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 727,250 common units (727,250 common shares of the Company), pursuant to a partial exercise of the unit purchase option disclosed in Note 19.1.

16.9	In connection with the Transaction, GR Unlimited issued, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited (3,771,023 common shares of the Company) and 3,771,023 warrants of GR Unlimited (3,771,023 warrants of the Company).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

17.	Subscriptions payable

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

18.	Unit Purchase Options

18.1	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. During the year ended October 31, 2019, GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk free interest rate	1.690%

○	Expected life	5.5 months

○	Expected volatility	99%*

*	Based on the volatility of comparable publicly traded companies

18.2	During the year ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise. During the year ended October 31, 2019, GR Unlimited issued the common and units and warrants pursuant to the exercise of the option.

18.3	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018.During the year ended October 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk free interest rate	1.710%

○	Expected life	2.0 months

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

19.	Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the year ended October 31, 2021, the following share transactions occurred:

19.1	The Company issued 534,294 common shares with a fair value of $95,294 for employment compensation, director services and consulting services.

19.2	On February 5, 2021, the Company closed a non-brokered private placement of an aggregate total of 10,231,784 common shares with a fair value of $1,225,000. The private placement was raised in two tranches. In the first tranche, 2,031,784 common shares were issued for proceeds of $200,000. In the second tranche, 8,200,000 common shares and 8,200,000 warrants to purchase one common share were issued for proceeds of $1,025,000. All proceeds of the private placement were allocated to share capital, and costs of $15,148 incurred for this private placement were allocated to share capital.

19.3	The Company issued 25,000 shares with a fair value of $2,103 in order to extend an option payment as part of the Company’s acquisition of Golden Harvests (Note 8).

19.4	On January 14, 2021, the Company agreed to issue 400,000 shares with a fair value of $36,310 to a lender of Golden Harvests to support Golden Harvests’ business development.

19.5	The Company issued 600,000 common shares with an aggregate fair value of $107,461 to make payments towards the acquisition of Golden Harvests Of the 600,000 common shares issued, 200,000 common shares were issued to satisfy a milestone payment; 200,000 common shares were issued to satisfy a milestone payment; and 200,000 common shares were issued to extend the due date of a milestone payment.

19.6	On March 5, 2021, The Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of CAD$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CAD$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021.

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

Proceeds of $3,738,564 and expenses of $485,722 were allocated to share capital; also allocated to share capital were the expenses for fair value of Agent Warrants (Note 20) of $210,278.

19.7	The holders of convertible debentures (Note 15) converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares with an aggregate fair value of $916,290. The value of derivative liabilities settled with the conversions allocated to equity was $1,833,731.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2020, the following share transactions occurred:

19.8	The Company issued 15,000,000 equity units (each unit comprised of one common share and one warrant to purchase one common share) to PBIC, of which $564,147 was recorded in share capital and $520,188 was allocated to warrants (Note 19.8). Issuance costs of $11,508 were recognized in share capital and $5,083 in contributed surplus. The net proceeds from this issuance were $1,067,744.

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

19.9	Issuance of 200,000 common shares, with a fair value of $12,812, issued to the owner of Golden Harvests (Note 8).

19.10	Issued 1,153,095 common shares, of which 1,038,095 represented convertible debt conversions with a value of $112,863 (Note 15.2) and 115,000 shares, with a value of $9,746, which represented consideration for long-term debt.

19.11	As consideration for services provided, the Company issued 2,300,000 common shares with a fair value of $163,543.

19.12	The Company issued 909,386 shares to employees for compensation with a fair value of $76,797.

During the year ended October 31, 2019, the following share transactions occurred:

19.13	In connection with the Transaction disclosed in Note 2, the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

19.14	In connection with the Transaction disclosed in Note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

19.15	In connection with the Transaction disclosed in Note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $200,651 were assigned to the common shares of Novicius Subco and $79,237 were allocated to the Novicius Subco Warrants.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

19.16	In connection with the Transaction disclosed in Note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,377). The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,377, $584,430 was allocated to the Grown Rogue Canada Warrants.

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk free interest rate	1.690%

○	Expected life	2.0 months

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

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

19.17	In connection with the Transaction disclosed in Note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to be $33,328.

19.18	In connection with various service agreements, the Company issued 1,035,500 common shares to officers and directors resulting in an aggregate fair value of $255,360.

19.19	In connection with various debt settlement agreements, the Company issued 530,818 common shares to service providers with an aggregate fair value of $121,587. In connection with the debt settlements, the Company incurred a loss on debt settlement of $4,942.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

20.	Warrants

The following table summarizes the warrant activities for the years ended October 31, 2021 and October 31, 2020:

	Number	Weighted Average Exercise Price (CAD$)
Balance - October 31, 2019	27,584,605	0.53
Issued pursuant to private placement (Note 19.8)	5,000,000	0.13
Issued pursuant to private placement (Note 19.8)	10,000,000	0.13
Expired	(17,183)	(14.05)
Cancellation of prior warrants associated with convertible debentures (Note 20.4)	(6,818,182)	0.55
Issuance of new warrants associated with convertible debentures (Note 20.4)	6,818,182	0.16
Consideration warrants for convertible debenture maturity extension (Note 20.4)	1,590,909	0.16
Balance - October 31, 2020	44,158,331	0.33
Issuance pursuant to private placement (Note 19.2)	8,200,000	0.20
Issuance pursuant to the Offering (Note 19.6)	23,162,579	0.30
Expiration of broker warrants	(757,125)	0.44
Expiration of warrants	(17,843,998)	0.55
Balance – October 31, 2021	56,919,787	0.22

As at October 31, 2021, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Remaining contractual life (years)	Expiry date
$0.16	8,409,091	0.0	November 1, 2021
0.13	5,000,000	0.3	February 10, 2022
0.13	10,000,000	0.5	May 15, 2022
0.20	8,200,000	1.3	February 5, 2023
0.30	23,162,579	1.3	March 5, 2023
0.44	2,148,117	1.7	June 28, 2023
$0.22	56,919,787	0.9

20.1	Agent Warrants

On March 5, 2021, in connection with the Offering described at Note 19.6, as consideration for the services rendered by the agent (the “Agent”), the Company issued to the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the “Agent Warrants.”

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The following table sets out the Agent Warrants issued and outstanding at October 31, 2021:

Exercise price (CAD$)	Agent Warrants outstanding	Remaining contractual life (years)	Expiry date
$0.225	1,241,258	1.3	March 5, 2023

The fair value of the Agent Warrants of $210,278 was allocated to share capital. The Black-Scholes pricing assumptions used in the valuation of the Agent Warrants were as follows:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	0.92%

○	Expected life of Agent Warrant	2 years

○	Expected life of underlying warrant	1.99 years

○	Expected volatility	100%

During the year ended October 31, 2020, the Company:

20.2	Issued 5,000,000 warrants in February 2020 to subscribers of the offering disclosed in Note 19.8. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.125 per unit for a period of 24 months.

The fair value of the warrants was $138,119 which was the residual value of the offering after the fair value of the shares on the transaction date.

20.3	Issued 10,000,000 warrants in May 2020 to subscribers of the offering disclosed in Note 19.8. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.13 per unit for a period of 24 months.

The fair value of the warrants was $382,069, which was the residual value of the offering after the fair value of the shares on the transaction date.

20.4	Issued 6,818,182 replacement warrants and 1,590,909 warrants (totaling 8,409,091) to the creditors of the July 10, 2020 debt agreement described at Note 15. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.16 with an expiration date of November 1, 2021.

The fair value of the warrants of $424,645 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	0.30%

○	Expected life	1.3 years

○	Expected volatility	131%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2019, the Company:

20.5	Issued 839,790 warrants in exchange for the same amount of Novicius Subco Warrants as disclosed in Note 19.15. Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $79,237 was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk free interest rate	1.690%

○	Expected life	2.0 months

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

20.6	Issued 1,675,979 warrants in exchange for the same amount of GR Unlimited warrants disclosed in Note 18.2. Each warrant is exercisable into one common share at an exercise price of CAD$0.55 per share for twenty four months.

The fair value of the warrants of $152,798 was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

20.7	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in Note 16.9. Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

20.8	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in Note 16.9. Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

20.9	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in Note 19.16. Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the GR Broker Warrants of $119,864 was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

20.10	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering during the year ended October 31, 2018. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

20.11	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $893,646 was estimated at the grant date based on the Black Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk free interest rate	1.690%

○	Expected life	2.0 years

○	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

20.12	Issued 3,409,091 warrants to subscribers of a convertible debenture offering during the year ended October 31, 2018. Each warrant entitled the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $376,594 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.710%

○	Expected life	2.0 years

○	Expected volatility	101%*

*	Based on the volatility of comparable publicly traded companies

20.13	Issued 2,148,117 warrants to finalize a termination agreement (Note 27). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.44 per unit for a period of 48 months. Of these warrants, 859,247 vest immediately, and the remaining 1,288,870 vest upon future activities.

The fair value of the warrants of $193,438 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	1.640%

○	Expected life	4.0 years

○	Expected volatility	101%*

*	Based on the volatility of comparable publicly traded companies

The fair value of the warrants that vested of $77,014 have been expensed as an acquisition cost on the statement of loss and comprehensive loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

21.	Stock Options

The following table summarizes the stock option movements for the years ended October 31, 2021, and October 31, 2020:

	Number	Exercise price (CAD$)
Balance - October 31, 2019	650,000	0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance - October 31, 2020	3,720,000	0.19
Granted to employees	3,085,000	0.20
Forfeitures by service providers	(65,000)	0.15
Forfeitures by employees	(965,000)	0.15
Forfeitures by employees	(10,000)	0.22
Balance – October 31, 2021	5,765,000	0.20

21.1	During the year ended October 31, 2021, 3,085,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2021, was approximately $272,918 (CAD$343,034) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	0.55%

○	Expected life	4.0 years

○	Expected volatility	98%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

21.2	During the year ended October 31, 2020, the Company granted options to purchase 3,575,000 common shares of the Company to employees. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.15 at any time until July 9, 2024.

The fair value of the options granted was CAD$432,922. The value of the options of vested during the year ended October 31, 2020, was $240,079, which was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	0.25%

○	Expected life	4.0 years

○	Expected volatility	131%

The vesting terms of the options granted during the year ended October 31, 2021, are set out in the table below:

Number granted	Vesting terms
500,000	½ on grant date, ½ on first anniversary of grant date
1,000,000	½ on grant date, ½ seven months after grant date
500,000	½ six months after grant date, ½ on first anniversary of grant date
450,000	⅓ on each anniversary of grant date
400,000	½ on first anniversary of grant date, ½ of anniversary of grant date
235,000	On first anniversary of grant date
3,085,000

As at October 31, 2021 the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
$0.44	500,000	500,000	0.2	January 2022
0.15	2,190,000	1,912,500	2.7	July 2024
0.15	200,000	100,000	3.1	November 2024
0.15	500,000	250,000	3.1	December 2024
0.28	1,075,000	250,000	3.5	April 2025
0.16	1,300,000	500,000	3.6	May 2025
0.20	5,765,000	3,512,500	2.9

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

22.	Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the year ended October 31, 2021, and 2020 are as follows:

Years ended October 31,	2021	2020	2019
	$	$	$
Accounts receivable	(412,060)	(37,698)	119,473
Inventory & biological assets	(1,359,567)	142,454	360,780
Prepaid expenses and other assets	(196,261)	14,158	211,982
Accounts payable and accrued liabilities	(294,846)	(133,516)	(894,654)
Interest payable	4,383	(46,462)	(135,265)
Unearned revenue	-	(35,000)	35,000
Deferred rent	(10,494)	-	-
Income taxes payable	137,131	-	-
Total	(2,131,714)	(96,064)	(302,684)

23.	Supplemental Cash Flow Disclosure

Years ended October 31,	2021	2020	2019
	$	$	$
Interest paid	168,924	228,224	310,217
Fair value of common shares issued & issuable for services	133,826	240,340	255,360
Fair value of common shares issued as settlement of debt	-	-	121,587
Fair value of common shares issued to Golden Harvests	109,564	-	-
Conversion of notes payable to common units	-	-	1,342,400
Fair value of common shares issued to Golden Harvests creditor	36,310	-	-
Right-of-use assets acquired through leases	2,642,588	68,035	62,516
Conversion of debenture into common shares	916,290	112,863	-
Derivative liability recognized as contributed surplus upon debenture conversion	1,833,731	-	-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

24.	Related Party Transactions

During the year ended October 31, 2021, the Company incurred the following related party transactions:

24.1	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $73,000 were incurred for the year ended October 31, 2021 (2020 $77,000). The Company has $Nil (October 31, 2020 $45,000) owing under this lease at October 31, 2021 from deferred payments previously reported as non-current liabilities. The lease liability balance for Trail at October 31, 2021, was $242,228 (October 31, 2020 - $12,532). During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges of $60,000 (2020 - $nil) were incurred for the year ended October 31, 2021. The lease liability for Lars at October 31, 2021, was $727,885 (2020 - $nil). Also during the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $33,260 at October 31, 2021. Payments of $17,802 were made against the equipment leases during the year ended October 31, 2021. Leases liabilities payable to the CEO were $1,003,373 in aggregate at October 31, 2021 (October 31, 2020 - $39,479).

The CEO earns a royalty of 2.5% of sales of flower produced at Trail. This royalty terminates upon the final sale of flower from Trail which was planted during the year ended October 31, 2020. The CEO earned royalties of $19,035 during the year ended October 31, 2021 (2020 - $19,972).

The Company settled a total of $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021 (Note 19.2).

24.2	The Company incurred expenses of $58,020 (2020 - $59,500) for services provided by the spouse of the CEO, who is employed as the Company’s Community Relations manager. At October 31, 2021, accounts and accrued liabilities payable to this individual were $1,154 (October 31, 2020 - $1,946). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

24.3	Key management personnel consists of the President and CEO; the Senior Vice President of Grown Rogue Unlimited, LLC (formerly the CFO of Grown Rogue Unlimited, LLC); the former Chief Market Officer (“CMO”); the former Chief Operating Officer (“COO”)*; the Chief Accounting Officer (“CAO”)**; and the CFO of the Company. The compensation to key management is presented in the following table:

Year ended October 31,	2021	2020	2019
	$	$	$
Salaries and consulting fees	875,058	577,774	425,412
Share-based compensation	70,040	60,929	33,083
Stock option expense	64,436	144,639	-
Total	1,009,534	783,342	458,495

*	COO was appointed subsequent to April 30, 2021, and was paid & compensated prior to appointment; compensation for the year ended October 31, 2021, is included in the table above for comparability to past & ongoing expenses.
**	CAO was promoted to CFO in September 2021.

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the CMO; and 250,000 options to the CAO. During the year ended October 31, 2021, 500,000 options were granted to the COO.

Compensation to directors during the year ended October 31, 2021, included common share issuances of 100,908 common shares with a fair value of $14,187 (2020 – 1,200,000 common shares with a fair value of $82,094) and fees of $18,000 (2020 - $18,000).

Accounts payable, accrued liabilities and leases payable due to key management at October 31, 2021, totaled $1,199,826 (2020 - $441,424); these balances include the accrued liabilities described at Note 10 and the leases payable described at Note 20.1.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

24.4	Debt balances and movements with related parties

The following table sets out portions of portions of debt pertaining to related parties:

	CEO	Senior VP of GRU	Director	COO	Total
	$	$	$	$	$
Balance - October 31, 2019	-	-	-	-	-
Borrowed	50,000	100,000	150,000	-	300,000
Interest	21,745	43,491	65,236	-	130,472
Payments	(10,252)	(20,504)	(30,756)	-	(61,512)
Balance - October 31, 2020	61,493	122,987	184,480	-	368,960
Borrowed	-	-	-	150,000	150,000
Interest	37,589	75,178	112,767	13,750	239,284
Payments	(33,543)	(67,087)	(100,630)	-	(201,260)
Balance – October 31, 2021	65,539	131,078	196,617	163,750	556,984

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% ownership interests in GR Michigan LLC, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 31.3). These parties, except the CEO, obtained the same interests in Canopy Management, LLC; the CEO obtained 92.5% of Canopy Management (Note 31.4).

24.5	On November 23, 2020, a director, prior to his directorship, purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC (Note 31.5) for $250,000, out of the total of 11.875 such units issued during the year ended October 31, 2021. On April 30, 2021, the Company purchased these units for consideration of 1,953,125 common shares with a fair value of $349,809.

24.6	Related party subscriptions to February 5, 2021, non-brokered private placement

The following table sets out related party subscriptions to the February 5, 2021, non-brokered private placement described at Note 19.2.

	Subscription amount ($)	Shares	Warrants
Chief Operating Officer	125,000	1,000,000	1,000,000
Chief Financial Officer of GR Unlimited	250,000	2,000,000	2,000,000
Chief Executive Officer	200,000	1,600,000	1,600,000
PBIC	250,000	2,000,000	2,000,000
Total	$825,000	6,600,000	6,600,000

24.7	On March 5, 2021, under the Offering (Note 19.6), PBIC invested proceeds of $394,546 which resulted in the issuance to PBIC of 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CAD$0.30 for a period of two years.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

25.	Financial Instruments

25.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

25.1.1	Interest Rate Risk

At October 31, 2021 and October 31, 2020, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

25.1.2	Currency Risk

As at October 31, 2021, the Company had accounts payable and accrued liabilities of CAD$442,422. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

25.2	Credit Risk

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

The carrying amount of cash, accounts receivable, and other receivables represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	October 31, 2021	October 31, 2020
	$	$
Cash	1,114,033	217,788
Accounts Receivable	739,248	172,121
Total	1,853,281	389,909

The allowance for doubtful accounts at October 31, 2021, is $48,744 (October 31, 2020 - $7,425).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

As at October 31, 2021 and October 31, 2020, the Company’s trade accounts receivable and other receivable were aged as follows:

	October 31, 2021	October 31, 2020
	$	$
Current	140,746	59,235
1-30 days	423,153	49,204
31 days-older	95,110	3,500
Total trade accounts receivable	659,009	119,939
Other receivables	80,239	60,182
Total accounts receivable	739,248	172,121

25.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2021, the Company’s working capital accounts were as follows:

	October 31, 2021	October 31, 2020
	$	$
Cash	1,114,033	217,788
Current assets excluding cash	5,591,653	1,616,987
Total current assets	6,705,686	1,834,775
Current liabilities	(3,862,460)	(1,799,104)
Working capital	2,843,226	35,671

The contractual maturities of the Company’s accounts payable and accrued liabilities, long-term debt, and lease payable occurs over the next three years as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years	Over 5 Years
	$	$	$	$
Accounts payable and accrued liabilities	1,766,707	123,413	-	-
Lease liabilities	624,935	965,123	728,878	41,502
Debt	843,900	1,365,761	-	-
Business acquisition consideration payable	358,537	-	-	-
Interest payable	13,750	-	-	-
Income tax	254,631	-	-	-
Total	3,862,460	2,454,297	728,878	41,502

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

25.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

25.5	Fair Value Hierarchy

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

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at October 31, 2021 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$1,114,033	$-
Accounts receivable	Level 2	739,248	-
Marketable securities	Level 1	-	610,092

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,890,120	$-
Debt	Level 2	2,209,661	-
Interest payable	Level 2	13,750	-
Business acquisition consideration payable	Level 2	358,537

During the year ended October 31, 2021 there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

26.	General and Administrative Expenses

General and administrative expenses for the years ended October 31, 2021 and 2020 are as follows:

	Years ended October 31,
	2021	2020	2019
	$	$	$
Office, banking, travel, and overheads	1,158,975	269,496	835,619
Professional services	767,050	794,154	1,887,034
Salaries and benefits	2,057,225	1,132,771	1,938,022
Total	3,983,250	2,196,421	4,660,675

27.	Acquisition Costs

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

During the year ended October 31, 2019, the Company entered into a binding agreement for the option to acquire operational control of certain assets in Michigan. The Company decided not to move forward with this acquisition and, pursuant to a termination agreement, issued 2,148,177 warrants as disclosed in Note 20.13). The fair value of the vested warrants of $77,014 was expensed as an acquisition cost in the statement of loss and comprehensive loss during the year ended October 31, 2019.

28.	Income taxes

28.1	Income tax expense

The following table reconciles income taxes calculated at combined United States federal/state tax rates with the income tax expense in the consolidated financial statements:

	2021	2020	2019
Income (loss) before income taxes	$(864,202)	$(2,356,488)	(9,476,934)
Effective income tax rate (%)	27.25%	27.25%	27.25%
Expected income tax (recovery)	$(235,495)	$(642,143)	(2,582,166)
Loss (income) related to entities taxed as partnerships	1,056	-	-
Temporary differences related to inventory valuation	124,590	(124,590)	(142,025)
Temporary differences related to start-up costs	(196,978)	(196,978)	99,029
Temporary differences related to Transaction costs	(2,217,730)	(1,927,848)	320,709
Non-deductible expenses	(42,264)	(248,392)	1,059,283
Permanent difference for loss (income) related to entities taxed as corporations	(369,512)	-	-
Permanent difference for loss (income) related to entities taxed as partnerships	(6,749)	-	-
Temporary differences related to cost of goods sold	-	-	172,517
Unrealized gain on biological assets	-	-	(134,720)
Share issuance costs	-	-	(13,457)
Losses and other deductions for which no benefit has been recognized	3,093,625	3,139,951	1,220,830
Income tax expense	$150,543	$-	-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

28.2	Deferred taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

Deferred Tax Assets	2021	2020
	$	$
Start-up costs	196,978	196,978
Inventory	(124,590)	124,590
Biological asset fair value adjustment	-	-
Net operating loss carry-forwards	2,503,436	1,369,512
Share issuance costs	-	-
IFRS Adjustments	(209,847)	28,254
Amortization/Depreciation expenses	474,689	351,345
Transaction costs	965,356	919,825
Technology impairment	429,122	429,122
Debt restructure	125,953	125,953
Various derivative and unrealized gain/loss	432,457	73,350
Allowance for doubtful accounts	-	-
Gross deferred tax assets before tax not recognized	4,793,553	3,618,929
Deferred taxes not recognized	(4,793,553)	(3,618,929)
Net deferred tax assets	-	-

The Company incurs losses in its taxable Canadian corporation, which has no expectation of revenues, and reports no associated Canadian deferred tax assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for tax purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and transaction costs related to general and administrative expenses and share compensation, and have been offset against deferred income tax liabilities.

As the Company operates in the cannabis industry, it is subject to the limits of United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to production of product. This results in permanent differences between ordinary and necessary business expenses deemed non-deductible under United States Internal Revenue Code Section 280E.

Subsequent to October 31, 2021, the Internal Revenue Service levied the assets of Golden Harvests for a past due tax liability. Management expects to settle the liability in due course.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

29.	Capital Disclosures

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

The Company does not have any externally imposed capital requirements.

30.	Segment Reporting

Geographical information relating to the Company’s activities is as follows:

Geographical segments	Oregon	Michigan	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
As at October 31, 2021	3,912,430	2,979,492	-	6,891,922
As at October 31, 2020	757,480	399,316	-	1,156,796
Year ended October 31, 2021
Net revenue	5,152,286	3,882,332	344,055	9,378,673
Gross profit (loss)	2,325,304	3,585,462	189,702	6,100,468
Year ended October 31, 2020
Net revenue	3,846,223	-	393,381	4,239,604
Gross profit (loss)	1,723,483	-	122,214	1,845,697
Year ended October 31, 2019
Net revenue	3,924,983	-	-	3,924,983
Gross profit (loss)	852,599	-	-	852,599

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended October 31, 2021, one major customer accounted for 11% of revenues (2020 – two major customers accounted for 37% of annual revenues).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

31.	Non-controlling Interests

The changes to the non-controlling interest for the years ended October 31, 2021, and October 31, 2020, are as follows:

	October 31, 2021	October 31, 2020
	$	$
Balance, beginning of year	(33,383)	19,538
Elimination of GRD Cali, LLC non-controlling interest	-	22,128
Non-controlling interest’s 40% share of GRD Cali, LLC	-	(36,366)
Non-controlling interest’s 40% share of Idalia, LLC	(4,092)	(129)
Non-controlling interest’s 13% share of GR Michigan, LLC	5,743	(38,554)
Non-controlling interest’s 100% share of Canopy Management, LLC	2,065,718	-
Balance, end of year	2,033,986	(33,383)

31.1	Non-controlling interest in GRD Cali, LLC

The following is summarized financial information for GRD Cali, LLC:

	October 31, 2021	October 31, 2020
	$	$
Net loss for the year	-	90,914

GRD Cali, LLC was sold in exchange for $85,000 during the year ended October 31, 2020.

31.2	Non-controlling interest in Idalia, LLC

The following is summarized financial information for Idalia, LLC:

	October 31, 2021	October 31, 2020
	$	$
Non-current assets	-	10,230
Net loss for the year	10,230	322

31.3	Non-controlling interest in GR Michigan, LLC (“GR Michigan”)

The following is summarized financial information for GR Michigan, LLC:

	October 31, 2021	October 31, 2020
	$	$
Current assets	1,453	74,961
Non-current assets	-	603,895
Current liabilities	-	489,266
Non-current liabilities	-	68,994
Net loss for the year	48,867	296,570

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 24.4), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

31.4	Non-controlling interest in Canopy Management, LLC

The following is summarized financial information for Canopy Management, LLC, reflecting consolidation of Golden Harvests, LLC of which it is a 60% owner:

	October 31, 2021	October 31, 2020
	$	$
Current assets	3,093,330	-
Non-current assets	4,023,521	-
Current liabilities	1,708,330	-
Non-current liabilities	1,225,804	-
Advances due to parent	530,020	-
Net income for the year	2,196,479	-

Ninety-six percent (96%) of Canopy is owned by officers and directors of the Company, and four percent (4%) is owned by a third party. Ownership by officers and directors, excluding the CEO, is pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 31.3), which total 3.5%. The CEO owns 92.5% of Canopy, noting that this analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which is equal to the Company’s ownership of GR Michigan of 87%. After the Company executes its option to acquire Canopy, the Company’s ownership of Canopy will be the same as its ownership of GR Michigan.

31.5	Non-controlling interest in GR Distribution, LLC

During the year ended October 31, 2021, the Company sold an aggregate total of an approximately 10.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $475,000. The interest was comprised of 11.875 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. Prior to the issuances, 100 GR Distribution Units were outstanding, and after the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the newly issued 11.875 GR Distribution units issued, 6.25 were issued to a former director of the Company, for proceeds of $250,000. On April 30, 2021, the Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816. After the Company’s purchase of 11.875 GR Distribution Units, Grown Rogue Distribution, LLC was a 100% owned subsidiary

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

32.	Subsequent Events

32.1	During the nine months ended July 31, 2022, the Company issued a total of 529,335 shares with an aggregate fair value of $59,796 to service providers, directors, and employees of the Company. The Company also issued 605,000 options to acquire one common share at an exercise price of CAD$0.15, exercisable for a period of four years from the grant dates. No options were exercised, and 1,460,000 options were forfeited or expired.

32.2	On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for $3,000,000 of total agreed-upon consideration. The Company also executed a Management Services Agreement (“MSA”) with HSCP. The Company operated the growing facility under the MSA until the acquisition of the growing assets obtained regulatory approval. On April 14, 2022, the transaction closed with modifications to the original terms: the retail dispensary purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a principal sum of $1,250,000 under an amended secured promissory note payable, which will be settled by payments of $500,000 and $750,000, due on due on May 1, 2023.

32.3	On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC, a related party, in the amount of $800,000 which was to be fully advanced by September 30, 2021. On June 20, 2022, the Company announced the settlement of the note, which had a principal balance of $700,000 owing. The Company agreed to transfer its ownership in PBIC, comprised of 2,362,204 common shares in PBIC (the “PBIC Shares”) to 2766923 Ontario Inc. (the “Creditor”), to which PBIC sold and assigned the note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection the note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement. The note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms of the note required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The note was to automatically terminate when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the note would have automatically terminated. The note had no stated rate of interest, and in the event of default, would have accrued interest at 15% per annum.

32.4	On August 16, 2021, the Company, through its subsidiary Golden Harvests, executed an agreement to form a joint venture with Pure Extracts Technologies Corp. (“Pure Extracts”) to expand Grown Rogue’s product offering and bring Pure Extracts’ portfolio of products to Michigan. The joint venture was to be owned 50% by Golden Harvests and 50% by Pure Extracts. The Company announced the termination of the joint venture on June 15, 2022, by which time limited joint venture activity had occurred, and the termination was immaterial to the Company’s financial statements.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2021, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

32.6	On December 9, 2021, the Company announced that it has closed a non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of USD$1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement are subject to a hold period of four months and one day. The CEO of Grown Rogue invested USD$300,000 in the Private Placement and received 3,038,400 common shares of the Company.

32.7	Subsequent to October 31, 2021, the Company issued a $360,000 note payable in settlement of the cash portion of business acquisition consideration payable (Note 8). The note matures on November 30, 2024, accrues interest at 18% per annum, and interest is paid monthly starting December 1, 2021.

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (4)
1.11	Articles of Amendment, effective March 16, 2012 (5)
1.12	Articles of Amendment, effective August 25, 2014 (6)
1.13	Articles of Amendment, effective February 1, 2016 (7)
1.14	Articles of Amendment, effective February 29, 2016 (8)
1.15	Articles of Amendment, effective May 26, 2017 (9)
1.16	Articles of Amendment, effective November 1, 2018 (13)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
4.2	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
8.1	Subsidiaries of Grown Rogue International Inc. (12)
12.1	Section 302 Certification of Chief Executive Officer (12)
12.2	Section 302 Certification of Chief Financial Officer (12)
13.1	Section 906 Certification of Chief Executive Officer (12)
13.2	Section 906 Certification of Chief Financial Officer (12)
15.1	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
15.2	First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 (15)
15.3	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on November 14, 2019
(16)	Previously filed by Registrant on Form 6-K on December 7, 2021