Form 20-F
period 2022-10-31
Grown Rogue International Inc.
filed 2023-03-16
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2022

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of October 31, 2022, was 170,632,611 shares.

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

The independent registered public accounting firm conducting the audit of the Company is Turner, Stone, and Company, LLP, located at 12700 Park Central Drive, Suite 1400, Dallas, Texas 75251, United States of America.

The auditor of the Company for the years ended October 31, 2020 was Dale Matheson Carr-Hilton Labonte LLP, located at 1500-1140 W. Pender Street, Vancouver, British Columbia, V6E 4G1, Canada.

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

Risks Factors Relating to Our Business

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Although the report of our independent registered public accounting firm on our audited financial statements as of and for the year ended October 31, 2022 is unqualified, it contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

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

GRUS’ Business is Illegal under U.S. Federal Law. The Company, through its subsidiaries, engages in the medical and adult-use marijuana industry in the United States where local state law permits such activities. Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA. State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a national level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon, Michigan, and other state law legalizing certain cannabis uses, the federal law must be applied.

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

In Oregon, Billy J. Williams was the United States Attorney for the District of Oregon until Scott Erik Asphaug’s appointment on December 25, 2021.

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

The Company’s business and products are and will continue to be regulated by the Oregon Liquor Control Commission (the “OLCC”), the Cannabis Regulatory Agency (the “CRA”) of Michigan, and other regulatory bodies as applicable laws continue to change and develop. Regulatory compliance with the OLCC, CRA, and other regulatory bodies, and the process of obtaining regulatory approvals, can be costly and time-consuming. Further, the Company cannot predict what kind of regulatory requirements its business will be subject to in the future. Any delays in obtaining, or failure to obtain, regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company.

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

Limited Operating History. GRUS has a limited operating history and had no record of prior performance as a separate enterprise prior to the reverse take-over of the Company by GRUS. (See Item 4.A “History and Development of the Company.”) GRUS faces the general risks associated with any new business operating in a competitive industry, including the ability to fund operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that GRUS or the Company will achieve its anticipated investment objectives or operate profitably. The Company’s business must be considered in light of the risks, expenses, and problems frequently encountered by companies in their early stages of development. Specifically, such risks may include, among others:

●	inability to fund operations from unpredictable cash flows;

●	failure to anticipate and adapt to developing markets;

●	inability to attract, retain and motivate qualified personnel; and

●	failure to operate profitably in a competitive industry.

There can be no assurance that the Company will be successful in addressing these risks. To the extent it is unsuccessful in addressing these risks, the Company may be materially and adversely affected. There can be no assurance that the Company will sustain profitability.

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

Licenses. The Company’s success depends on its ability to obtain and maintain marijuana licenses from state and local authorities including the OLCC and CRA. If the Company fails to obtain or maintain one or more marijuana production licenses from the OLCC, CRA, or other applicable state or local government authorities, its business will be limited to Oregon’s medical marijuana market only, which may not be a viable long-term business model. The Company’s failure to obtain and maintain a marijuana license from the OLCC, CRA, or other applicable state or local governmental authorities will have a material adverse effect on the Company and possibly require it to cease operations.

Limited Customer Base; Retail Price Volatility. The customers of the Company’s cannabis production business will be limited to other state-licensed marijuana businesses that the Company operates in, which currently includes Oregon and Michigan. The Company currently may not sell its products to any business or person located outside Oregon and Michigan. Generally, the Company will not be able to sell any of its products outside of the state of production. Consequently, the Company’s customer base is limited to the jurisdictions it operates in for any cannabis based products, which currently includes Oregon and Michigan. The retail and wholesale prices in Oregon and Michigan have demonstrated significant volatility over time. Price declines, if sustained, will have a material adverse effect on the Company.

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

The Company’s business is highly regulated and it may not be issued necessary licenses, permits, and cards. The Company’s business and products are and will continue to be regulated as applicable laws continue to change and develop. Regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. Even if the Company obtains one or more licenses from the OLCC, CRA, or other applicable state or local governmental authorities, no assurance can be given that it will receive all of the other licenses and permits that will be required to operate. Further the Company cannot predict what kind of regulatory requirements its business will be subject to in the future.

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

We may require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. At October 31, 2022, we had working capital of $2,594,109, accumulated deficit of $21,356,891, and generated net income of $419,951. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

We have significant trade and other payables which may make it difficult to service our debts and adversely affects our ability to obtain additional financing. At October 31, 2022, we had trade and other payables in the amount of $1,821,875. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations and continue business operations.

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

As a public company we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance. As a public company, we are subject to numerous legal and accounting requirements in both Canada and the United States that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage compared to privately held and larger public competitors. We have previously received and resolved a cease trade order from the Ontario Securities Commission for failure to meet filing requirements.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock. Our organizational and corporate documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of October 31, 2022, we had outstanding the following common share purchase warrants: 8,200,000 warrants exercisable at CDN$0.20, 23,162,579 warrants exercisable at CDN$0.30 per share, and 2,148,117 warrants exercisable at $0.44 per share. As of October 31, 2022, we had 1,241,258 agent warrants exercisable at CDN$0.225 into one common share and one warrant to acquire one common share per agent warrant, with each resulting warrant exercisable at CDN$0.30 per share. As of October 31, 2022, we had outstanding the following share purchase options: 2,685,000 options exercisable at CDN$0.15 per share, 1,150,000 options exercisable at CDN$0.16, and 1,075,000 options exercisable at a weighted average exercise price of CDN$0.28 per share. (See Item 5: “Operating and Financial Review and Prospects – Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

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

Shares of our common stock are quoted on the OTC Markets under the symbol GRUSF and listed on the Canadian Securities Exchange under the symbol GRIN. Our registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1. Telephone (416) 364-4039, Facsimile (416) 364-8244. Our management office is located at 550 Airport Road, Medford, Oregon, United States, 97504. Our books and financial records are located in the management office. Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

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

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

During the fiscal years ended October 31, 2022, 2021 and 2020, the Company invested $4,000,874, $5,824,256, and $902,224, respectively, on property and equipment, the significant majority of which was spent on the build-out of its indoor growing and processing facilities. The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, debt, shareholders’ loans, and cash flow from operations.

On February 10, 2020, the Company announced that it had received a commitment from Plant-Based Investment Corp (CSE: PBIC) (“PBIC”) to invest up to CDN$1,500,000 in a non-brokered private placement offering (the “February 2020 Private Placement) of units (the “Units”) with each Unit comprising of one common share in the capital of the Company and one common share purchase warrant (the “Warrants”). Each Warrant is exercisable into one Share at a price equal to a 25% premium to the Unit price for a period of 24 months. The Company has the right to accelerate the expiry of the Warrants to thirty (30) days following written notice to the holder if the Shares close at or above CDN$0.25 per share for a period of ten (10) consecutive trading days on the Canadian Securities Exchange. The offering was completed for gross proceeds of approximately CDN$1,500,000, with 15,000,000 Units issued at a price of CDN$0.10 per Unit. In addition, PBIC and the Company entered into subscription agreements to exchange approximately CDN$1,500,000 worth of each other’s shares (the “Share Swap”). Under the terms of the Share Swap, the Company received 2,362,204 common shares of PBIC at a price of $0.635 per share, and PIBC received 15,000,000 shares of the Company at a price of $0.10 per share. PBIC and the Company signed a voting and resale agreement providing that both will be required to vote the shares acquired under the Share Swap as recommended by the other party and were restricted from trading the shares for a period of eighteen months.

In February 2020, the Company, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the nine months ended July 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), majority-owned by the CEO, signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy had already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate and exercise its option to obtain a 60% interest in Golden Harvests. The Company has exercised an option to acquire 87% of the CEO’s membership interest in Canopy, provides identical economic rights as the Company originally had in the Option Agreement. Canopy was majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and was prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expected to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021. The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of US$1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of US$158,182, and cash payments and cash payable of US$849,537.

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

Oregon

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities in Oregon, comprising approximately 130,000 square feet of cultivation area, that currently service the Oregon recreational marijuana market: “Foothill” (sungrown, license transferred from the former “Manzanita Glen” location), “Trail’s End” (sungrown), and two state-of-the-art indoor facilities (“Rossanley” and “Airport”). GR Gardens currently holds four producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), two wholesaler licenses, and two processor licenses. Subsequent to October 31, 2022, we executed a 2-year lease and option to purchase an outdoor facility in Oregon called “Ross Lane,” that includes 35 acres, 3 tax lots and an additional OLCC producer license. Our current plan is to produce with the newly acquired license during 2023 and ultimately transfer the Trail’s End license in 2024 to consolidate outdoor production at Ross Lane.

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

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Foothill, Trail’s End and Ross Lane are outdoor farms with 40,000 square feet of flowering canopy each, for a total of 120,000 square feet, sitting on a combined land package of approximately 135 acres. Currently, we do not plan on growing at the Trail’s End property in 2023 and will be transferring that license to Ross Lane for production in 2024.

Rossanley, an approximately 17,000 square-foot indoor facility, produces high-quality indoor flower through controlled environment agriculture (“CEA”) operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we produce a year-round supply of high-quality cannabis flower with multiple harvests per month. Rossanley has eight dedicated flower rooms, which allows for an average of nearly four harvests per month resulting in approximately 3,600 pounds annually.

Airport is a 30,000 square foot indoor growing facility purchased from High Street Capital Partners, LLC (“HSCP”). Under an agreement with HSCP, we acquired substantially all of the assets of Airport from HSCP for aggregate total consideration of $2,000,000. The transaction closed on April 14, 2022. Airport added 30,000 square feet of CEA indoor production space and we estimate production of nearly 6,800 pounds, of high quality indoor whole flower, from this facility in calendar year 2023. Airport is a short distance from Rossanley, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices developed at Rossanley.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 13,000 and 18,000 pounds, depending upon various factors including sungrown seasonality and strain performance.

Michigan

As described in Item 4(A) - History and Development of the Company, we acquired a 60% controlling interest in Golden Harvests in May 2021. Golden Harvests operates a single, 80,000 sq ft facility that currently serves the Michigan recreational and medical market. Golden Harvests currently holds two medical Class C licenses and 4 recreational class C licenses, allowing for 3,000 and 8,000 plants, respectively.

The Golden Harvests facility is approximately 60% constructed, with approximately 50,000 square feet in operation, which provides for flowering space of approximately 20,000 square feet, and all ancillary support space, including office and administration. The facility produces high quality indoor flower through controlled atmosphere operations with fourteen individual flowering rooms currently operating. The total annual production in 2022 was approximately 8,400 pounds harvested; approximately 11,000 pounds are expected in 2023. This location produces flower that is sold as bulk, packaged flower, as well as pre-rolls which are manufactured on site.

Product

Grown Rogue produces a range of cultivars for consumers to enjoy, which are traditionally classified as indicas, sativas, and hybrids. Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category. In addition, we believe we achieved an outdoor production potency record in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%. Consumers can enjoy bulk flower in both Oregon and Michigan. In the Michigan market we also offer our innovative nitrogen sealed 3.5 gram flower jars, our patented nitrogen sealed pre-rolls, 3.5 gram flower bags, and regularly packaged pre-rolls.

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

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as Relax, describing a product, Grown Rogue has six words across three categories, which is still easy to understand, but more informative.

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

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized (“SEO”) and includes calls to action that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

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

Social and Environmental Policies

Grown Rogue employs sustainable business models in all of its operations. In cultivation, Grown Rogue maintains the highest standards of environmental stewardship. This includes sustainable water sources with reclamation and recapture as much as possible from runoff and recycling of water input. Grown Rogue uses only natural and sustainable products in all applications, from nutrients to integrated pest management. Grown Rogue maintains the highest level of sustainable cannabis practices through its focus on sustainable and natural cultivation methods.

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

The expansion into Airport and acquisition of a 60% interest in Golden Harvests represent execution of management’s strategy of growth through high quality, low-cost flower production. As opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

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

As of the date of this Report, and as a result of the Transaction, we have five wholly-owned subsidiaries: GRUS, GR Gardens, Grown Rogue Distribution, LLC (“GR Distribution”), GRU Properties, LLC (“GRUP”), and GRIP, LLC (“GRIP”). The Company owns GR Gardens, GR Distribution, GRUP, and GRIP, indirectly through its ownership of GRUS; each of GR Gardens, GR Distribution, GRUP, and GRIP is a wholly owned subsidiary of GRUS. Through GRUS, the Company also has an indirect ownership interest in Idalia, LLC, an Oregon limited liability company (“Idalia”); GRUS owns a 60% interest in Idalia, an 87% interest in GR Michigan, LLC, a Michigan limited liability company (“GR Michigan”), and 87% of Canopy Management LLC, which owns 60% of Golden Harvests.

All intercompany balances and transactions have been eliminated on consolidation.

The following tables include wholly owned subsidiaries of the Company following the Transaction:

Grown Rogue International Inc.
100% owned subsidiaries incorporated in the Province of Ontario	100% owned subsidiary Organized in Oregon
Grown Rogue Canada Corp. (incorporated November 15, 2018)	Grown Rogue Unlimited, LLC (organized in Oregon October 31, 2016)

Grown Rogue Unlimited, LLC
100% owned subsidiaries of Grown Rogue Unlimited, LLC organized in Oregon*
Grown Rogue Gardens, LLC (organized November 1, 2016)	Grown Rogue Distribution, LLC (organized November 1, 2016)	GRU Properties, LLC (organized November 1, 2016)	GRIP, LLC (organized October 31, 2016)

*	Grown Rogue Unlimited, LLC also owns (i) a 60% interest in Idalia, LLC, an Oregon limited liability company that was organized June 20, 2018; (ii) an 87% interest in GR Michigan; (iii) and an 87% interest in Canopy Management, LLC. Canopy Management, LLC owns a 60% controlling interest in Golden Harvests, LLC.

The corporate structure of the Company as of the date of this report is as follows:

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	87%
Golden Harvests, LLC	60% by Canopy Management, LLC

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property at this time. Our U.S. executive offices consist of approximately 5,000 square feet of office space located at the Airport facility. The address of our U.S. executive offices 550 Airport Road, Medford, Oregon 97504. Our Ontario executive offices are located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2, Canada.

Through GR Gardens, the Company operates four cultivation facilities that currently service the Oregon recreational marijuana market: Airport, Rossanley, Ross Lane, and Foothill. The Company formerly also operated Trail’s End, at which will production is not planned from 2023 forward. The Company also leases a facility used to for post-harvest processing called Lars.

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

The Company leases approximately 35 acres of real property, with an option to purchase, in Jackson County, Oregon, commonly known as 2888 Ross Lane, Central Point, Oregon, through that certain Commercial Lease Agreement, dated December 20, 2022, between Lender Capital, LLC, and GR Gardens.

The Company leases property located at 333 Morton St, Bay City, Michigan, pursuant to that certain Commercial Lease Agreement, dated February 1, 2020, between David Pleitner, LLC and Golden Harvests.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended October 31, 2022, 2021 and 2020 and notes thereto included under Item 18.

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

The Company’s registered office is 40 King St W Suite 5800, Toronto, ON M5H 3S1, Canada. Shares of our common stock quoted on OTC Markets under the symbol GRUSF and listed on the Canadian Securities Exchange under the symbol GRIN.

The Consolidated Financial Statements include the accounts of Grown Rogue International Inc., the legal parent, together with its wholly owned subsidiaries as at October 31, 2022: GRUS, and GRUS’s subsidiaries (collectively referred to as the “Subsidiaries”). GRUS’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GRUS also had a 60% ownership interest in Idalia, LLC, an 87% interest in GR Michigan, LLC, as well as an interest in Canopy Management, LLC, a company controlled by the Company’s CEO, in which the Company did not have an ownership interest at October 31, 2022, and which owns 60% of Golden Harvests, LLC. Subsequent to October 31, 2022, GRUS exercised its option to obtain an 87% interest in Canopy.

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

The Company’s Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. At October 31, 2022 and 2021, the Company considered its capital structure to be comprised of shareholders’ deficiency.

Going Concern

The Consolidated Financial Statements attached to and incorporated into this Report have been prepared in accordance with IFRS applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the year ended October 31, 2022, the Company generated net income of $419,951 and as of that date, the Company’s deficit was $21,356,891. At October 31, 2022, the Company had working capital of $2,594,109, and generated net cash from operations of over $2,000,000. Despite net income and positive cash flow from operations during the year ended October 31, 2022, the Company has historically generated net losses. These aforementioned conditions have resulted in uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern in the foreseeable future. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and a return to successful operations and cash flows as well as the potential issuance of members’ capital. The accompanying Consolidated Financial Statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to the Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

The Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The Board of Directors approved the Consolidated Financial Statements on March 15, 2023.

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

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of income (loss) and comprehensive income (loss).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and reported as currency translation reserve in shareholders’ equity.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i)	In October 2022, the IASB amended IAS 1 Presentation of Financial Statements. The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(ii)	In May 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(iii)	As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(iv)	As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(v)	In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

SEGMENTED INFORMATION

The Company’s only operating segment is the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenues were generated in the United States during the periods ended October 31, 2022 2021, and 2020. As such, amounts disclosed in the Consolidated Financial Statements also represent the single operating and geographical reporting segment.

Geographical information relating to the Company’s activities is as follows:

	Revenue Year ended October 31,
	2022	2021	2020
United States	$17,757,283	$9,378,673	$4,239,604
Canada	-	-	-
	$17,757,283	$9,378,673	$4,239,604

	Long-Term Assets (1) Year ended October 31,
	2022	2021
United States	$8,460,569	$6,891,922
Canada	-	-
	$8,460,569	$6,891,922

(1)	Includes: Plant and equipment, and non-current assets other than financial instruments.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective November 1, 2018 and changed its name from Novicius Corp. to Grown Rogue International Inc.

a)	Share Capital

Authorized:

Unlimited number of shares of common stock at no par value

Unlimited number of preferred shares issuable in series

Shares of Common Stock Issued:

The following table sets out the changes in shares of common stock during the respective periods, presented at the number of common shares issued in connection with completion of the Transaction:

	Number	Amount $
Balance October 31, 2019	73,219,916	$12,647,930
Issuance pursuant to private placement	15,000,000	564,147
Common shares issued pursuant to share swap	15,000,000	848,011
Share issuance costs	-	(11,508)
Common shares issued for compensation	909,386	76,797
Common shares issued for services	2,300,000	163,543
Common shares issued for investment	200,000	12,812
Conversion of debt into common shares	1,038,095	112,863
Issuances pursuant to convertible debt	115,000	9,746
Balance October 31, 2020	107,782,397	$14,424,341
Shares issued for employment, director, & consulting services	534,294	95,294
Shares issued pursuant to private placement	10,231,784	1,225,000
Expenses of non-brokered private placement	-	(15,148)
Shares issued to extend payment due date	25,000	2,103
Shares payments towards acquisition of Golden Harvests and extend due date	600,000	107,461
Shares issued to partner creditor	400,000	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants	23,162,579	3,738,564
Expenses of brokered private placement of Special Warrants	-	(485,722)
Broker and advisory warrants issued pursuant to Special Warrant financing	-	(210,278)
Settlement of convertible debentures for cash and common shares	10,488,884	916,290
Purchase of non-controlling interest in subsidiary	3,711,938	664,816
Balance October 31, 2021	156,936,876	$20,499,031
Shares issued for employment, director, & consulting services	529,335	59,796
Private placement of shares	13,166,400	1,300,000
Balance October 31, 2022	170,632,611	21,858,827

Preferred Shares Issued:

At October 31, 2022 and 2021, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	October 31, 2022		October 31, 2021
Warrants	Number of Warrants	Weighted Average Price (CDN$)	Number of Warrants	Weighted Average Price (CDN$)
Outstanding, beginning of year	56,919,787	0.22	44,158,331	$0.33
Issued pursuant to private placement	-	-	8,200,000	0.20
Issuance pursuant to Special Warrant offering	-	-	23,162,579	-
Expiration of broker warrants	-	-	(757,125	(0.44)
Expiration of warrants	(23,409,091)	(0.14)	(17,843,998)	(0.55)
Balance, end of year	33,510,696	0.28	56,919,787	$0.22

The following tables summarize the outstanding warrants at October 31, 2022 and 2021, respectively:

Number of Warrants 2022	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (Years)
8,200,000	0.20	February 5, 2023	0.27
23,162,579	0.30	March 5, 2023	0.34
2,148,117	0.44	June 28, 2023	0.66
33,510,696	0.28		0.34

Number of Warrants 2021	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (Years)
8,409,091	$0.16	November 1, 2021	0.0
5,000,000	0.13	February 10, 2022	0.3
10,000,000	0.13	May 15, 2022	0.5
8,200,000	0.20	February 5, 2023	1.3
23,162,579	0.30	March 5, 2023	1.3
2,148,117	0.44	June 28, 2023	1.7
56,919,787	$0.22		0.9

d)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	October 31, 2022	October 31, 2021	October 31, 2020
Weighted Average Shares Outstanding, basic	169,193,812	135,231,802	90,596,827
Weighted Average Shares Outstanding, diluted	169,193,812	135,231,802	90,596,827

e)	Share Purchase Options

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options	Weighted Average Exercise Price CDN$
Balance, October 31, 2019	650,000	$0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance, October 31, 2020	3,720,000	$0.19
Granted to employees	3,085,000	0.20
Forfeitures by service providers	(65,000)	0.15
Forfeitures by employees	(965,000)	0.15
Forfeitures by employees	(10,000)	0.22
Balance, October 31, 2021	5,765,000	$0.20
Granted to employees	605,000	0.15
Forfeitures by service providers	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance, October 31, 2022	4,910,000	0.18

The following table is a summary of the Company’s stock options outstanding and exercisable at October 31, 2022:

Options Outstanding				Options Exercisable
Exercise Price CDN$	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price CDN$
$0.15	1,990,000	1.7	July 2024	1,847,500	$0.15
0.15	200,000	2.1	November 2024	200,000	0.15
0.28	1,075,000	2.5	April 2025	750,000	0.28
0.16	1,150,000	2.6	May 2025	1,075,000	0.16
0.15	85,000	3.0	November 2025	75,000	0.15
0.15	410,000	3.5	April 2026	10,000	0.15
$0.18	4,910,000	2.5		3,957,500	$0.18

OVERALL PERFORMANCE

Revenues during the year ended October 31, 2022, were higher than the comparative period in 2021, due primarily to the consolidation of $8.9 million Golden Harvests revenues for the full fiscal year of 2022, versus $3.9 million in Golden Harvests revenues for the six months ended October 31, 2021, as the Company acquired a 60% interest at the beginning of our third fiscal quarter of 2021.

Years ended October 31,	2022 ($)	2021 ($)	Variance ($)	Variance (%)
Revenue from third-party products	695	1,636	(941)	(58)%
Revenue from Grown Rogue production	17,756,588	9,032,982	8,723,606	97%
Revenue from management services	-	344,055	(344,055)	(100)%
Total revenue	17,757,283	9,378,673	8,378,610	89%

Years ended October 31,	2022 ($)	2021 ($)	Variance ($)	Variance (%)
Indoor	15,678,541	6,713,851	8,964,690	134%
Outdoor	733,212	1,266,508	(533,296)	(42)%
Pre-rolls	327,775	-	327,775	-%
Trim & other	1,017,060	1,052,623	(35,563)	(3)%
Revenue from Grown Rogue production	17,756,588	9,032,982	8,723,606	97%

Cost of finished cannabis inventory sold during the year ended October 31, 2022, increased by 131% from the year ended October 31, 2021, while revenues for the same periods increased 97%, reflecting the mix of operational and scale efficiencies, sales prices which declined during the course of 2022, and increased volume of pounds sold. The following table summarizes costs of sales for the years ended October 31, 2022 and 2021:

Years ended October 31,	2022 ($)	2021 ($)	Change ($)	Change (%)
Cost of finished cannabis inventory sold	9,227,439	3,997,617	5,229,822	131%
Costs of service revenues	-	154,353	(154,353)	(100)%
Costs of goods sold, excl. fair value items	9,227,439	4,151,970	5,075,469	122%

For the year ended October 31, 2022, the Company reported a gross margin of $8,123,078 (2021 - $6,100,468). Our ability to generate margin depends upon the following significant factors: direct and indirect costs incurred to grow biological assets and complete inventory; depreciation of capital investments required to grow biological assets and complete inventory; and the impact of the adjustments that result from the fair valuation of biological assets. We prioritize cost efficiency in production and efficiency of capital allocation, and to maximize sales revenues through a variety of efforts, including production of flower which is desirable to consumers, sales team incentives, and continually increasing the number of our wholesale customers. Significant to the increase in gross margin during the year ended October 31, 2022, was the inclusion of Golden Harvests for the full fiscal year, which contributed approximately $5.1 million in gross margin to consolidated results, while ongoing operations (our Oregon segment) contributed approximately $3.0 million, an approximately 31% improvement over the comparable 2021 gross margin of $2.3 million.

Operating expenses for the year ended October 31, 2022 were $7,165,929, an increase of $1,767,037 when compared to expenses of $5,398,892 for the year ended October 31, 2021. Increased general and administrative costs during the year ended October 31, 2022, were primarily due to the consolidation of approximately $2.2 million in general and administrative costs of Golden Harvests for the full fiscal year of 2022, versus $1.3 million in the comparative period, including six months of consolidated Golden Harvests results from 2021. Excluding Golden Harvests, general and administrative costs were $3.6 million, compared to approximately $3.3 million in 2021. Other increases were in part due to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion of which is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the years ended October 31, 2021 and 2022.

During the year ended October 31, 2022, we added $4,000,874 (2021 - $5,824,256) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $1,111,283 (2021 - $2,047,136) for property and equipment additions, driven by the closing of the acquisition of assets at Airport, and expansion of our indoor grow facility in Michigan (owned by Golden Harvests).

During the year ended October 31, 2022, we fully settled an outstanding note payable issued on September 9, 2021 (see Item 10.C Material Contracts). On June 20, 2022, the Company announced the settlement of this note payable (the “PBIC Note”), which had a principal balance owing of $700,000. The Company agreed to transfer its ownership in PBIC, comprised of 2,362,204 common shares in PBIC (“PBIC Shares), to 2766923 Ontario Inc. (the “Creditor”), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement.

On April 14, 2022, the Company closed the purchase of indoor growing assets from High Street Capital Partners, LLC (see Item 4.A History and Development of the Company). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the Secured Promissory Note between Grown Rogue Distribution, LLC and HSCP Oregon, LLC, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 (the “First Principal Payment”) and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

During the year ended October 31, 2022, we granted 605,000 stock options, exercisable at a weighted average exercise price of CDN$0.15 per share and the vesting charge related to these options was $97,157.

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

As the Company has only recently generated cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past, however no assurances can be made that it will continue to do so in the future.

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

A.	OPERATING RESULTS

Selected Annual Information

The following table reflects the summary of results for the years set out.

Years ended October 31,	2022 ($)	2021 ($)	2020 ($)
Total revenue	17,757,283	9,378,673	4,239,604
Profit (loss) from operations	957,149	701,576	(1,574,679)
Net income (loss)	419,951	(1,014,747)	(2,356,488)
Net income (loss) per share, basic and diluted	0.00	(0.02)	(0.03)
Comprehensive income (loss)	400,716	(1,092,928)	(2,490,605)
Comprehensive income (loss) per share, basic & diluted	0.00	(0.02)	(0.03)
Total assets	16,370,582	14,207,700	3,764,418
Total non-current liabilities	2,114,978	3,224,677	2,910,333
Cash dividends	Nil	Nil	Nil

Revenue

The following tables summarizes revenues earned during the year ended October 31, 2022, and 2021.

Years ended October 31,	2022 ($)	2021 ($)	Variance ($)	Variance (%)
Revenue from third-party products	695	1,636	(941)	(58)%
Revenue from Grown Rogue production	17,756,588	9,032,982	8,723,606	97%
Revenue from management services	-	344,055	(344,055)	(100)%
Total revenue	17,757,283	9,378,673	8,378,610	89%

Revenue from Grown Rogue production is detailed in the following table:

Years ended October 31,	2022 ($)	2021 ($)	Variance ($)	Variance (%)
Indoor	15,678,541	6,713,851	8,964,690	134%
Outdoor	733,212	1,266,508	(533,296)	(42)%
Pre-rolls	327,775	-	327,775	100%
Trim & other	1,017,060	1,052,623	(35,563)	(3)%
Revenue from Grown Rogue production	17,756,588	9,032,982	8,723,606	97%

Revenues during the year ended October 31, 2022, were higher than the comparative period in 2021, due primarily to the consolidation of $8.9 million in revenues in the full fiscal year ended October 31, 2022, from Golden Harvests, of which the Company acquired a 60% interest at the beginning of Q3 2021; revenues during fiscal 2021 included six months of Golden Harvests revenues amounting to $3.9 million. We increased indoor and outdoor flower sold from ongoing operations during the year ended October 31, 2022, by 198% and realized an average selling price (“ASP”) decrease of 30%. Indoor ASP decreased by 34% and outdoor ASP decreased 60%. The following tables summarize pounds sold, revenues from those pounds, and average selling prices.

Years ended October 31,	2022 Pounds sold	2021 pounds sold	Pounds variance	2022 ASP ($)	2021 ASP ($)	ASP variance
Indoor	18,325	5,212	13,113	856	1,288	(432)
Outdoor	2,828	1,956	872	259	647	(388)
Pre-rolls	187	-	187	1,754	-	1,753
Total	21,340	7,168	14,172	784	1,113	(329)

	For the Years Ended October 31,
General and Administrative	2022	2021	2020
Office, banking, travel and overheads	$1,929,385	$1,185,275	$269,496
Professional services	456,532	767,050	794,154
Salaries and benefits	3,466,319	2,030,925	1,132,771
Total	$5,852,236	$3,983,250	$2,196,421

Increased general and administrative costs during the year ended October 31, 2022, were primarily due to the consolidation of $1.3 million in general and administrative costs of Golden Harvests for the full year of 2022, versus six months of 2021. Other increases were due in part to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion of which is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the year ended October 31, 2021 and 2022.

Equity-Based Compensation

Employees

For the years ended October 31, 2022, 2021, and 2020, the Company recorded employee equity-based payments valued at $107,695, $324,768, and $316,846, respectively.

Non Employees

For the year ended October 31, 2022, the Company recorded non-employee equity-based compensation valued at $49,258, compared to $14,187 for the same period in 2021.

During fiscal 2022, the Company granted the following stock options:

Number granted	Vesting terms	Exercise price (CDN$)	Expiration
300,000	½ on first anniversary of grant date, ½ on second anniversary of grant date	0.15	4 years from date of grant
10,000	Fully vested on grant date	0.15	4 years from date of grant
205,000	On first anniversary of grant date	0.15	4 years from date of grant
605,000		0.15

Interest

For the year ended October 31, 2022, the Company recorded interest expense of $402,239, compared to $197,632 and $249,296 for the years ended October 31, 2021 and 2020, respectively.

Gain on Debt Settlement

During fiscal 2022, the Company reported gain on debt settlement of $453,858 related primarily to settlement of debt for marketable securities. During fiscal 2021, the Company reported gain on debt settlement of $141,180 related to settlement of trade payables.

Total Other Comprehensive Income (Loss)

Currency Translation Adjustment

For the year ended October 31, 2022, the Company recorded a currency translation expense of $19,235, compared to $78,181 for the year ended October 31, 2021, and a loss of $134,117 for the year ended October 31, 2020.

These translation adjustments are the result of the following. Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of comprehensive income (loss). For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Net Loss and Comprehensive Loss

Net income for the year ended October 31, 2022, was $419,951 compared to the year ended October 31, 2021 net loss of $1,014,747 and net loss of $2,356,488 for the year ended October 31, 2020. The improvement in net income for the year ended October 31, 2022 is a result of reporting operating profitability of $957,149 during the year ended October 31, 2022, as compared to $701,576 during the year ended October 31, 2021. Significantly deducting from operating profit during 2021 was an unrealized loss on derivative liabilities, measured by non-cash fair value adjustment.

The decrease in net loss during 2021 as compared to 2020 was primarily related to the Company’s operations, which generated increased revenues and more cost-efficient costs of revenues.

Comprehensive income (losses) for the years ended October 31, 2022, 2021, and 2020 reflect net income (loss) adjusted for the impact of foreign currency translation.

Total Loss per Share, Basic

Earnings per share for the year ended October 31, 2022, was $0.00 compared to total basic loss per share of $0.02 and $0.03 in 2021 and 2020, respectively.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

Fiscal Year	2022	2022	2022	2022
Quarter ended	Oct	Jul	Apr	Jan
Revenue ($)	5,072,635	4,251,808	4,700,127	3,732,713
Net income (loss) ($)	(451,630)	571,406	144,734	155,441
Net income (loss) per share, basic & diluted	(0.00)	0.00	0.01	0.00

Fiscal Year	2021	2021	2021	2021
Quarter ended	Oct	Jul	Apr	Jan
Revenue ($)	3,760,075	3,028,991	1,538,422	1,051,185
Net income (loss) ($)	1,102,542	240,294	(1,442,518)	(915,065)
Net income (loss)/share, basic & diluted	0.00	0.00	(0.01)	(0.01)

COMMITMENTS

Set out below are undiscounted minimum future lease payments after October 31, 2022.

Total future minimum lease payments
Less than one year	$1,201,966
Between one and five years	1,448,524
Total	$2,650,490

The Company has four lease contracts with extension options remaining after October 31, 2022, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$1,758,239	$5,191,881

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next three years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,821,875	-	-
Lease liabilities	1,025,373	969,344	306,412
Debt	1,769,600	839,222	-
Business acquisition consideration payable	360,000	-	-
Unearned revenue	28,024
Income tax	311,032	-	-
Total	5,315,904	1,808,566	306,412

B.	LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs, but has not yet reached productive scale to generate net income and positive net cash flows from operations on a consistent basis. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs. We raised gross proceeds of $1.4 million during the year ended October 31, 2022 (2021 - approximately $6.56 million).

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

Cash flows

The following table summarizes certain cash flow items for the year ended October 31, 2022, and 2021.

Years ended October 31,	2022 ($)	2021 ($)	2020 ($)
Net income (loss)	419,951	(1,014,747)	(2,356,488)
Net cash provided by (used in) operating activities	2,004,175	(238,461)	(292,810)
Net cash used in investing activities	(1,113,283)	(2,727,008)	(648,792)
Net cash provided by (used in) by financing activities	(422,541)	3,861,714	1,084,464
Net increase in cash and cash equivalents	468,351	896,245	142,862
Effect of currency translation	918	7,233	(134,117)
Cash and cash equivalents, beginning	1,114,033	217,788	74,926
Cash and cash equivalents, ending	1,582,384	1,114,033	217,788

Operating activities

During the year ended October 31, 2022, cash provided by operating activities was $2,004,175 (2021 – cash used by operations of $238,461). This number was derived by adding back non-cash items to net income (loss), including the following significant adjustments:

●	$750,916 (2021 - $180,015) in amortization of property & equipment;

●	$1,102,688 (2021 - $733,655) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $3,278,572 (2021 – $1,824,226) from the unrealized change in fair value of biological assets;

●	$3,685,338 (2021 - $950,461) for changes in fair value in inventory sold;

●	$117,913 (2021 - $413,798) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$491,781 (2021 - $949,811) in accretion of interest expense on debt and convertible debentures outstanding;

●	$455,674 (2021 - $Nil) gain on debt settlement, almost entirely attributed to the exchange of our investment in PBIC to settle debt owed to PBIC; and

●	$333,777 (2021 – $35,902) from the unrealized loss on our investment in PBIC shares, measured at PBIC’s publicly quoted share price.

Increases in non-cash working capital are summarized in the following table.

Years ended October 31,	2022 ($)	2021 ($)
Accounts receivable	(904,711)	(412,060)
Inventory and biological assets	(94,595)	(1,359,567)
Prepaid expenses and other assets	5,267	(196,261)
Accounts payable and accrued liabilities	(124,334)	(294,846)
Interest payable	(13,750)	4,383
Income tax payable	56,401	137,131
Deferred rent	-	(10,494)
Unearned revenue	(95,389)	-
Total	(1,171,111)	(2,131,714)

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

Investing activities

During years ended October 31, 2022, we added $4,000,874 (2021 - $5,824,256) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $1,111,283 (2021 - $2,047,136) for property and equipment additions, driven by the expansion of our indoor grow facility in Michigan.

Financing activities

Net cash used from financing activities during the year ended October 31, 2022, were $422,541 (2021 – net cash provided of $3,861,714). Significant financing activities included the following:

●	Debt proceeds of $100,000 borrowed for general corporate uses;

●	$1,300,000 raised through a private placement of common shares;

●	Repayments of $1,089,738 of lease principal; and

●	Repayments of $732,803 of long-term debt.

Financing activities during the comparable year ended October 31, 2021, included the following:

●	Equity issuance by a subsidiary of $475,000, to advance the acquisition of Airport;

●	Debt proceeds of $150,000 borrowed to expand Rossanley productive capacity;

●	Debt proceeds of $375,000 borrowed to advance the acquisition of Airport;

●	Debt proceeds of $600,000 borrowed for general corporate uses;

●	$1,225,000 raised through a private placement of common shares and warrants;

●	$3,738,564 raised through a brokered private placement;

●	Payment of equity and debenture issuance costs of $500,870;

●	Repayments of $1,312,722 as part of full retirement of convertible debentures;

●	Repayments of $380,543 of lease principal; and

●	Repayments of $507,715 of long-term debt.

Trends and expected fluctuations in liquidity

	October 31, 2022 ($)	October 31, 2021 ($)	Variance ($)	Variance (%)
Current assets	7,910,013	6,705,686	1,204,327	18%
Current liabilities	(5,315,904)	(3,862,460)	(1,453,444)	38%
Working capital	2,594,109	2,843,226	(249,117)	(9%)

Working capital varied from October 31, 2021, to October 31, 2022, due to the offsetting impacts of cash generated from operations, outlay of cash for fixed asset investments, debt service, and debt and equity financings (described above), which provided gross cash proceeds of $1.4 million. Cash generated from operations was used to invest in productive capacity and service debt; cash not used for these purposes remains available as part of working capital and for deployment in future business opportunities.

We expect significant ongoing fluctuations in working capital over time, as we are in the early stages of growth. We have historically raised debt with principal due on maturity, and accordingly, we expect significant one-time payments as debt matures, as opposed to smooth cash outflows over time. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required to respond to changes in our liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets. We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not engage in significant research and development activities. As such, included in general and administrative expenses are limited research and development expenses during the years ended October 31, 2022 and 2021.

D.	TREND INFORMATION

The trend of cannabis legalization in the United States has resulted in a significant opportunity. Thirty-six U.S. states have legalized adult-use or medical cannabis markets. In the U.S., adult-use sales are expected to grow at a compounded annual growth rate of 21.7% through year 2025, and U.S. adult-use and medical sales are projected to reach US$33.9 billion by year 2025 [Source: The State of Legal Cannabis Markets from Arcview Market Research and BDS Analytics, 8th Edition].

Total sales of cannabis products in Oregon have trended upward since the Company began cannabis operations. For the years ended October 31, 2021, 2020, and 2019, total sales of cannabis products in Oregon were approximately $444 million; $629 million, and $768 million, respectively. The following table summarizes sales prices for indoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2022	2021	2020
Average of monthly ($/lb)	1,270	1,683	1,524
Minimum monthly ($/lb)	1,183	1,499	1,349
Maximum monthly ($/lb)	1,399	1,798	1,794
First month of year / ending month of year	1,299 / 1,183	1,599 / 1,499	1,393 / 1,698

The following table summarizes sales prices for outdoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2022	2021	2020
Average of monthly ($/lb)	487	818	874
Minimum monthly ($/lb)	300	599	799
Maximum monthly ($/lb)	699	899	993
First month of year / ending month of year	699 / 300	887 / 599	799 / 986

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

J. Obie Strickler – President, Chief Executive Officer and Director. Mr. Strickler is the President, Chief Executive Officer and Chairman of the Company. He is also CEO, President, and founder of GRUS. He founded Canopy Management, LLC in 2015 to consolidate the three medical facilities he had operated since 2006 within one company. Mr. Strickler formed GRUS in 2016 and entered the Oregon recreational cannabis market with a plan to build a multi-national cannabis brand. Mr. Strickler has been active in the Oregon medical marijuana market since early 2000 where he organically scaled a single 15 plant property to four separate facilities with approximately 200 outdoor plants and 30 lights operating indoors. Mr. Strickler has a BS in Geology from Southern Oregon University and is also an Oregon Professional Geologist. During the time he was financing and overseeing Canopy’s growth he was also the regional manager for a large multi-service environmental company where he oversaw a staff of 15 people before starting his own business in 2011 to provide management services to large natural resource companies primarily in the mining sector. In this role, he was responsible for building and integrating complex technical teams to advance large, world-class, multi-billion-dollar mining projects from exploration through feasibility primarily in base and precious metals. In 2014, Mr. Strickler teamed with aerospace engineers to form HyperSciences, Inc a platform technology company focused on commercializing hypervelocity technology into a variety of industrial applications. Mr. Strickler helped secure a large contract with one of the world’s larger oil and gas providers to solve deep drilling challenges and moved this project through proof of concept before departing to focus on the opportunities in cannabis full time. Mr. Strickler will take his production experience in the cannabis industry and his integration and execution experience from the natural resource industry to build GRUS into a premier cannabis company. Mr. Strickler is 42 years old and is employed on a full-time basis with the Company. Mr. Strickler has not signed a non-competition or non-disclosure agreement with the Company.

Ryan Kee – Mr. Kee is an experienced accounting professional with a history of working in mining in various global jurisdictions. He is skilled in financial reporting, IT integrations, and team building and development. Mr. Kee has a BS in Accounting and Spanish from the University of Idaho, and is a Certified Public Accountant, licensed in Washington state. He has developed financial models to quantitatively describe the cost profiles of operating mines, optimize grade cutoffs, and drive cost reductions. Most recently, he led accounting, supply chain, and IT teams for an operating gold mine in South America, and will apply the best practices learned and developed in mining to cannabis production. Mr. Kee is 39 years old and is employed on a full-time basis with the Company.

Sean Conacher – Mr. Conacher is an experienced executive with a demonstrated history of working in the financial services and marketing sectors. He is skilled in entrepreneurship, venture capital, public and private equity, foreign exchange, options and asset management. He is currently the Chief Strategy Officer of PBIC, a publicly traded investment corporation that offers unique global exposure to the emerging global cannabis and plant-based sector. PBIC’s main objective is to provide shareholders long-term total return through its actively managed portfolio of securities, both public and private, operating in, or that derive a portion of their revenue or earnings from products or services related to the cannabis and plant-based industry. Mr. Conacher is 52 years old and intends to devote the time necessary to serve as a director of the Corporation.

Adam August – Senior VP of Grown Rogue Unlimited. Mr. August is responsible for implementing efficiencies and cost saving strategies along with overseeing the finance, accounting, IT and human resources functions. Mr. August began his career at Harry & David where he worked for 15 years in multiple roles, starting as a Financial Analyst and advancing to the position of Vice President of Finance and Treasurer where he was responsible for the Treasury, Credit, Payroll and FP&A functions for the vertically-integrated retailer. Mr. August graduated Cum Laude in 1998 from Whitman College with a Bachelor’s degree in Economics. He was a recipient for an Academic Excellence Award upon his 2002 graduation with a Master’s degree in Business Administration from the University of Oregon’s Lundquist College of Business. Mr. August is 47 years old. Mr. August has signed a non-competition and non-disclosure agreement with the Company.

Abhilash Patel – Director. Mr. Patel is a serial entrepreneur, venture investor, speaker, and philanthropist. He is currently Founder & Principal at Lotus Capital, an early-stage investment fund in Santa Monica, CA. He is on the Board of Directors for several non-profit organizations in Southern California, including the Los Angeles Food Bank, Junior Achievement of Southern California, and 10,000 Beds. Previously, Mr. Patel was founder and CEO at Ranklab, a digital marketing agency listed in Inc. Magazine’s fastest growing private companies in 2015, and Co-founder at Recovery Brands, a digital publishing company based in San Diego, CA. In 2015 both companies were acquired by AAC, Holdings Inc. and Mr. Patel remained in an active leadership position at both companies until his exit in late 2016. Mr. Patel holds a Bachelor of Arts in Economics and Philosophy from Columbia University, and a Master of Business Administration from the University of California, Los Angeles’ Anderson School of Management. Mr. Patel’s work has been featured in several major publications, including Inc., Huffington Post, Forbes, and Entrepreneur, USA Today, among others. Dr. Drew., Inc. named Mr. Patel “One of 20 Inspiring Entrepreneurs Improving Health for All” and Forbes highlights him in an interview entitled “How Web Publishing is Saving Lives”. Mr. Patel is 43 years old and intends to devote the time necessary to serve as a director of the Company, which is estimated to be 10% of his time. Mr. Patel has signed a non-disclosure agreement with the Company but has not signed a non-competition agreement with the Company.

Stephen Gledhill – Director and Audit Committee Chairman. Mr. Gledhill is a founding member and Managing Director of RG Mining Investments Inc. and RG Management Services Inc., both of which are accounting, administrative and corporate secretarial services companies. In 1992, he formed Keshill Consulting Associates Inc., a boutique management consulting practice. Mr. Gledhill has over 25 years of financial-control experience and acts as CFO and Corporate Secretary for multiple publicly-traded companies, several of which he was instrumental in scaling-up and taking public. He currently serves as the CFO of Caracara Silver Inc. (TSXV:CSV) and CO2 Gro Inc. (TSXV:GROW). Prior to the inception of RGMI and RGMS, Mr. Gledhill served as the Senior Vice President and CFO of Borealis Capital Corporation, a Toronto-based merchant bank as well as Vice President of Finance of OMERS Realty Corporation (ORC), the real estate entity of the Ontario Municipal Employees Retirement System. Mr. Gledhill is a Chartered Public Accountant and Certified Management Accountant and holds a Bachelor of Math Degree from the University of Waterloo. Mr. Gledhill is 62 years old and intends to devote the time necessary to serve as a director of the Company, which is expected to be 10% of his time. Mr. Gledhill has signed a non-disclosure agreement with the Company but has not signed a non-competition agreement with the Company.

B.	COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended October 31, 2022 and 2021.

Name	Year	Salary, consulting fee, retainer or commission	Bonus	Committee or meeting fees		Value of perquisites	Value of all other compensation		Total compensation
		($)	($)	($)			($)		($)
J. Obie Strickler, President, CEO, and Director	2022	240,000	Nil	3755		Nil	285,676	(1)	529,431
	2021	205,000	Nil	3224		Nil	169,838	(1)	378,062

Adam August, Senior VP Grown Rogue Unlimited LLC	2022	150,000	Nil	Nil		Nil	Nil		150,000
	2021	161,543	Nil	Nil		Nil	14,570	(2)	176,113

Ryan Kee, Chief Financial Officer and Director	2022	180,000	Nil	1,788		Nil	5,281	(2)	187,069
	2021	184,840	Nil	Nil		Nil	10,359	(3)	195,199

Abhilash Patel, Director	2022	Nil	Nil	3,755	(4)	Nil	Nil		3,755
	2021	Nil	Nil	16,705	(4)	Nil	Nil		16,705

Stephen Gledhill, Director	2022	Nil	Nil	21,755	(5)	Nil	Nil		21,755
	2021	Nil	Nil	34,705	(5)	Nil	Nil		34,705

Sean Conacher, Director	2022	Nil	Nil	3,755	(4)	Nil	Nil		3,755
	2021	Nil	Nil	6,280	(4)	Nil	Nil		6,280

(1)	Represents rents charged by a company owned by Mr. Strickler, lease payments for equipment sold by Mr. Strickler to the Company, and royalty payments made to Mr. Strickler.
(2)	Represents stock option vesting expense.
(3)	Inclusive of $5,281 in option vesting expense in 2022 and $12,000 paid in common shares and $10,359 in option vesting expense 2021.
(4)	Represents director and committee fees paid in common shares.
(5)	Mr. Gledhill was compensated $18,000 per year in fees in his role as chair of the Audit Committee and Compensation Committee, in addition to director fees paid in common shares valued at at $16,705 in 2021 and $3,755 in 2022.

Outstanding Option-Based Awards

The following table summarizes options outstanding at October 31, 2022.

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,990,000	1,847,500	1.7	July 2024
0.15	200,000	200,000	2.1	November 2024
0.28	1,075,000	750,000	2.5	April 2025
0.16	1,150,000	1,075,000	2.6	May 2025
0.15	85,000	75,000	3.0	November 2025
0.15	410,000	10,000	3.5	April 2026
0.18	4,910,000	3,957,500	2.5

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

For the financial year ended October 31, 2022, the Company’s NEO compensation program consisted of the following elements:

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

Incentive Plan Awards

During the year ended October 31, 2022, 605,000 stock options were granted to employees. During the year ended October 31, 2021, the Company granted 3,085,000 stock options, of which 500,000 were granted to the former Chief Operating Officer.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

At October 31, 2022, the Company had one executive employment agreements in place with the Chief Financial Officer, which could be triggered by termination, or a constructive dismissal within six months of a change in control event. If triggered, a payment equal to 50% of the Chief Financial Officer’s compensation for the twelve months prior to the change in control event would be due within sixty calendar days after the effective date of the triggering event.

The Company has no compensatory plan where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

The Company does not compensate its directors based on the number of meetings attended. Mr. Gledhill is paid a monthly fee of $1,500. Each director is paid in common shares of the Company. Aggregate compensation paid to each director during the year ended October 31, 2022 is included in the Executive Compensation table above. As of the date of this Report, none of the Company’s directors has a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

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

Directorships

At October 31, 2022, the following director and officer of the Company also served as a director and/or officer of other reporting issuers, as follows:

Stephen Gledhill	CFO and Corporate Secretary of CO2 Gro Inc. (TSXV)
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

As of October 31, 2022, we had 181 employees and as of October 31, 2021 we had 110 employees.

E.	SHARE OWNERSHIP

Shares of our common stock are owned by Canadian residents, United States residents and residents of other countries. The only class of our securities, which is outstanding as of the date of the filing of this Report, is common stock. All holders of shares of our common stock have the same voting rights with respect to their ownership of shares of our common stock.

The following table sets forth as of January 29, 2023, certain information with respect to the amount and nature of beneficial ownership of shares of our common stock held by (i) each person who is a director or an executive officer of ours; and (ii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock(1)		Percentage
J. Obie Strickler	President, Chief Executive Officer and Director	34,194,416	(2)	20.02%
Ryan Kee	Chief Financial Officer and Director	97,500	(3)	0.04%
Adam August	Senior VP, Grown Rogue Unlimited LLC	5,255,500	(4)	3.08%
Abhilash Patel	Officer/Director	754,971		0.44%
Stephen Gledhill	Director	44,386		0.03%
Sean Conacher	Director	485,000		0.28%
All officers and directors as a group (6 persons)		40,801,773		23.88%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 170,832,611 shares of common stock outstanding as of January 29, 2023.
(2)	Mr. Strickler beneficially owns options to acquire 500,000 common shares and warrants to acquire 1,600,000 common shares.
(3)	Mr. Kee owns options to acquire 1,000,000 common shares.
(4)	Mr. August owns options to acquire 750,000 common shares, warrants to acquire 2,167,912 common shares, and a convertible debenture with a principal amount of $50,000.

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

There were 170,832,611 issued and outstanding shares of our common stock as of January 29, 2023. As of January 29, 2023, to the best of our knowledge, Mr. Strickler and Bengal Catalyst Fund, LP were the only persons who held directly or indirectly or exercised control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below. The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
J. Obie Strickler[1]	34,194,416	1	20.02%
Bengal Catalyst Fund, LP	24,365,000		14.26%

1.	Mr. Strickler owns options to acquire 1,500,000 common shares and warrants to acquire 1,600,000 common shares.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of January 29, 2023.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,076	151,554,249	92.44%	88.71%
USA	74	19,029,917	6.36%	11.14%
All Other	14	248,445	1.20%	0.15%
Total	1,164	170,832,611	100.00%	100.00%

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

Property and Equipment Leases

Obie Strickler, CEO, owns the Trails End Property that is one of the facility properties leased to GRUP. In fiscal year 2020, Trail End Property charged rent of $77,000. Beginning with the 2019 outdoor harvest and through December 31, 2021, 2.5% of gross sales achieved from this property were payable in cash to Mr. Strickler. Royalties in 2022, 2021, and 2020 were $305, $19,036, and $604, respectively. During the year ended October 31, 2022, rent charged was $73,000 (2021 and 2020 - $73,000 and $77,000, respectively).

Obie Strickler, our CEO, beneficially owns the Lars Property which was leased to GR Gardens during the year ended October 31, 2021. Lease charges of $184,500 were incurred for the year ended October 31, 2022 (2021 - $60,000).

During the year ended October 31, 2021, Mr. Strickler leased two pieces of mobile equipment to the Company. During the year ended October 31, 2022, total aggregate payments of $28,871 were made (2021 - $17,802). The final payment on one lease was made in July 2022 and the final payment on the remaining lease will terminate in March 2023.

Financing Transactions

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

On November 23, 2020, a former director, Mr. Steve Lightman, prior to his directorship, purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC (“GRD Units”) for $250,000, out of the total of 11.875 GRD Units issued during the year ended October 31, 2021. On April 30, 2021, the Company purchased 6.25 GRD Units from Mr. Lightman for consideration of 1,953,125 common shares with a fair value of $349,809, and 5.625 GRD Units from other parties for consideration of 1,758,813 common shares with a fair value of $315,007. After the Company’s purchases of GRD Units, Grown Rogue Distribution, LLC returned to being a wholly owned subsidiary.

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

On December 5, 2022, the Company announced that it had closed a non-brokered private placement of convertible debentures (the “December 2022 Convertible Debentures”) with an aggregate principal amount of $2,000,000. They bear interest at 9% per year, paid quarterly, and mature thirty-six months from the date of issue. The December 2022 Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 CAD per common share. Additionally, on closing, the Company issued to the purchasers of the December 2022 Convertible Debentures (the “December 2022 Convertible Debenture Purchasers”) an aggregate of 6,716,499 warrants (the “December 2022 Warrants”), that represent 50% coverage of each debenture investment. The Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.25 per common share. The Company has the right to accelerate the warrants if the closing share price of the Common Shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of ten consecutive trading days. The Senior VP of Grown Rogue Unlimited, LLC, purchased a December 2022 Convertible Debenture for $50,000.

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	October 31, 2022	October 31, 2021	October 31, 2020
Short term employee benefits	$638,067	$875,058	$577,774
Equity-based compensation	$19,579	$134,476	$205,568
	$657,646	$1,009,534	$783,342

The following balances owing to key management personnel which are included in trade and other payables are unsecured, non-interest bearing and due on demand:

	October 31, 2022	October 31, 2021
Short term employee benefits and reimbursables payable to key managers	$129,857	$133,553
Amount due to CEO for 2017 startup inventory	-	62,900
Lease liabilities	810,645	1,003,373
Total	$840,502	$1,199,826

During the years ended October 31, 2022 and 2021, the Company incurred compensation expense of $60,000, and $58,020, respectively, for employment services from the spouse of the CEO (“Ms. Strickler”). During the year ended October 31, 2020, Ms. Strickler was granted 500,000 options, exercisable to acquire 500,000 common shares of the Company at a price of CDN$0.15 per share for four years from the date of the grant.

During the year ended October 31, 2022, no options to purchase common shares were granted to key management personnel. During the year ended October 31, 2021, 500,000 options were granted to the former Chief Operating Officer.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated Financial Statements for the fiscal years ended October 31, 2022, 2021 and 2020 and the notes thereto required as part of this Report are filed under Item 18 of this Report.

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

Common Shares

Our authorized capital consists of an unlimited number of shares of our common stock without par value, of which 170,632,611 were issued and outstanding as of October 31, 2022. All shares are initially issued in registered form. There are no restrictions on the transferability of shares of our common stock imposed by our Articles of Amalgamation. Holders of shares of our common stock are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of shares of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at October 31, 2022.

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

Our common stock is quoted for trading on the OTC Markets under the symbol “GRUSF” and listed on the Canadian Securities Exchange (“CSE”), under the symbol “GRIN”. During the past three years, there have been two suspensions of trading for failure to timely file financial reports: trading of our common stock ceased over the OTC Markets in March 2020 and the CSE ceased trading of our common stock in March 2020, both associated with the same filing delay. On March 24, 2020, the Company rectified the default situation that gave rise to the suspension of trading, and trading on the CSE and OTC Markets resumed. The Securities and Exchange Commission’s (“SEC”) amendments to Rule 15c2-11 went into effect September 28, 2021, and on that date, quotations on the OTC Markets were no longer publishable due to lack of current information about the Company. Quotations on the OTC Markets resumed after the filing of delinquent disclosures.

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

The Company leases approximately 35 acres of real property, with an option to purchase, in Jackson County, Oregon, commonly known as 2888 Ross Lane, Central Point, Oregon, through that certain Commercial Lease Agreement, dated December 20, 2022, between Lender Capital, LLC, and GR Gardens.

In February 2020, the Company acquired a 60% controlling interest in Golden Harvests (see Item 4(A) History and Development of the Company). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the year ended October 31, 2021, the Company’s majority-controlled subsidiary, GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy, majority-owned by the CEO, signed the New Option, with terms similar to the Option Agreement. Canopy had already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate the New Option. The Company exercised an option to acquire 87% of the CEO’s membership interest in Canopy, which provides for identical economic rights as the Company originally had in the Option Agreement. Canopy was majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and was prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expected to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021. The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of US$1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of US$158,182, and cash payments and cash payable of US$849,537.

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

●	Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

●	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		October 31, 2022		October 31, 2021
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Marketable securities	1	-	-	610,092	610,092

Loans and receivables:
Cash and cash equivalents	1	1,582,384	1,582,384	1,114,033	1,114,033
Accounts receivable, net	2	1,643,959	1,643,959	739,248	739,248

Other liabilities at amortized cost:
Accounts payable and accrued liabilities	2	1,821,875	1,821,875	1,890,120	1,890,120
Current portion of convertible debentures	2	-	-	-	-
Convertible debentures	2	-	-	-	-
Long-term debt	2	2,608,822	2,608,822	2,209,661	2,209,661
Interest payable	2	-	-	13,750	13,750
Business acquisition consideration payable	2	360,000	360,000	358,537	358,537

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

The carrying amount of cash, accounts receivable, and other receivables represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	October 31, 2022	October 31, 2021
	$	$
Cash	1,582,384	1,114,033
Accounts Receivable	1,643,959	739,248
Total	3,226,343	1,853,281

The allowance for doubtful accounts at October 31, 2022, is $264,719 (October 31, 2021 - $48,744).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2022, the Company’s working capital accounts were as follows:

	October 31, 2022	October 31, 2021
	$	$
Cash	1,582,384	1,114,033
Current assets excluding cash	6,327,629	5,591,653
Total current assets	7,910,013	6,705,686
Current liabilities	(5,315,904)	(3,862,460)
Working capital	2,594,109	2,843,226

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,821,875	-	-
Lease liabilities	1,025,373	969,344	306,412
Debt	1,769,600	839,222	-
Business acquisition consideration payable	360,000	-	-
Interest payable	-	-	-
Unearned revenue	28,024
Income tax	311,032	-	-
Total	5,315,904	1,808,566	306,412

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)	Currency Risk

At October 31, 2022, the Company included in accounts payable and accrued liabilities amounts denominated in Canadian dollars totalling CAD$616,345. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

(ii)	Interest Rate Risk

At October 31, 2022, the Company’s exposure to interest rate risk relates to long term debt, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

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

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2022 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of October 31, 2021, our internal controls over financial reporting were effective.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there have been no changes in our internal control over financial reporting that occurred during the year ended October 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

During fiscal 2022 and 2021 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company’s most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Turner, Stone, and Company, LLP for the years ended October 31, 2022 and 2021, and by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants (“DMCL”) for the year ended October 31, 2020 are as follows:

Nature of Services	Fees Paid to Auditor for Year-ended October 31, 2022	Fees Paid to Auditor for Year-ended October 31, 2021	Fees Paid to Auditor for Year-ended October 31, 2020
Audit Fees(1)	$75,000	$72,955	97,340
Audit-Related Fees(2)	Nil	Nil	Nil
Tax Fees(3)	Nil	Nil	Nil
All Other Fees(4)	Nil	Nil	Nil
TOTALS	$75,000	$72,955	97,340

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	“Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.

3.	“Tax Fees” include fees for all professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.

4.	“All Other Fees” include all fees for products and services provided by the Company’s auditors not included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Grown Rogue International Inc., for the years ended October 31, 2022, 2021 and 2020, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone and Company, LLP, Certified Public Accountants for the years ended October 31, 2022 and 2021;

(b)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for the year ended October 31, 2020;

(b)	Consolidated Statements of Financial Position as of October 31, 2022 and 2021;

(c)	Consolidated Statements of Comprehensive Income (Loss) for the years ended October 31, 2022, 2021 and 2020;

(d)	Consolidated Statements of Changes in Equity Holders’ Equity (Deficit) for the years ended October 31, 2022, 2021 and 2020;

(e)	Consolidated Statements of Cash Flows for the years ended October 31, 2022, 2021 and 2020;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (4)
1.11	Articles of Amendment, effective March 16, 2012 (5)
1.12	Articles of Amendment, effective August 25, 2014 (6)
1.13	Articles of Amendment, effective February 1, 2016 (7)
1.14	Articles of Amendment, effective February 29, 2016 (8)
1.15	Articles of Amendment, effective May 26, 2017 (9)
1.16	Articles of Amendment, effective November 1, 2018 (13)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
4.2	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
8.1	Subsidiaries of Grown Rogue International Inc. (12)
12.1	Section 302 Certification of Chief Executive Officer (12)
12.2	Section 302 Certification of Chief Financial Officer (12)
13.1	Section 906 Certification of Chief Executive Officer (12)
13.2	Section 906 Certification of Chief Financial Officer (12)
15.1	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
15.2	First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 (15)
15.3	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on November 14, 2019
(16)	Previously filed by Registrant on Form 6-K on December 7, 2021

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Grown Rogue International Inc.

By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	President & Chief Executive Officer

Date: March 15, 2023

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. for the years ended October 31, 2022, 2021 and 2020, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for the year ended October 31, 2020;	F-2
(b)	Report of Independent Registered Public Accounting Firm, Turner, Stone and Company, LLP, Certified Public Accountants for the years ended October 31, 2022 and 2021;	F-4
(c)	Consolidated Statements of Financial Position as of October 31, 2022 and 2021:	F-6
(d)	Consolidated Statements of Comprehensive Income (Loss) for the years ended October 31, 2022, 2021 and 2020;	F-7
(e)	Consolidated Statements of Changes in Equity Holders’ Equity (Deficit) for the years ended October 31, 2022, 2021 and 2020;	F-8
(f)	Consolidated Statements of Cash Flows for the years ended October 31, 2022, 2021 and 2020;	F-11
(g)	Notes to the Consolidated Financial Statements.	F-12

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Years ended October 31, 2022, 2021, and 2020

Expressed in United States Dollars

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Grown Rogue International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Grown Rogue International Inc. (the “Company”) as of October 31, 2020, the related statements of comprehensive loss, changes in equity holders’ deficit, and cash flows for the year ended October 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020, and its financial performance and its cash flows for the year ended October 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2019. In 2021, we became the predecessor auditor.

Vancouver, Canada

November 4, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grown Rogue International, Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of financial position of Grown Rogue International, Inc. (the “Company”) as of October 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), changes in equity holders’ equity (deficit) and cash flows for each of the two years in the period ended October 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2022 and 2021 and the consolidated results of its operations and its cash flows for the two years in the period ended October 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the notes to the consolidated financial statements, the Company has suffered recurring losses from operations since inception, has an accumulated deficit, and has insufficient working capital to fund future operations each of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

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

●	Measurement of fair value of biological assets – as discussed in Note 4 of notes to the consolidated financial statements, the Company measures biological assets at fair value less costs to sell in accordance with IAS 41, Agriculture, which we identified as a critical audit matter. The Company uses an income approach to determine the fair value less costs to sell at a specific measurement date, based on the existing cannabis plant’s stage of completion up to the point of harvest.

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

Dallas, Texas

March 15, 2023

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	October 31, 2022	October 31, 2021
	$	$
ASSETS
Current assets
Cash	1,582,384	1,114,033
Accounts receivable (Note 21)	1,643,959	739,248
Biological assets (Note 5)	1,199,519	1,188,552
Inventory (Note 6)	3,131,877	3,306,312
Prepaid expenses and other assets	352,274	357,541
Total current assets	7,910,013	6,705,686
Marketable securities (Note 7)	-	610,092
Other investments and purchase deposits (Note 9)	-	750,000
Property and equipment (Note 12)	7,734,901	5,742,584
Intangible assets and goodwill (Note 13)	725,668	399,338
TOTAL ASSETS	16,370,582	14,207,700
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,821,875	1,766,707
Current portion of lease liabilities (Note 11)	1,025,373	624,935
Current portion of long-term debt (Note 14)	1,769,600	843,900
Business acquisition consideration payable (Note 8)	360,000	358,537
Interest payable (Note 14)	-	13,750
Unearned revenue	28,024	-
Income tax (Note 26)	311,032	254,631
Total current liabilities	5,315,904	3,862,460
Accrued liabilities (Note 10)	-	123,413
Lease liabilities (Note 11)	1,275,756	1,735,503
Long-term debt (Note 14)	839,222	1,365,761
TOTAL LIABILITIES	7,430,882	7,087,137
EQUITY
Share capital (Note 15)	21,858,827	20,499,031
Shares issuable (Notes 15)	35,806	74,338
Contributed surplus (Notes 15)	6,505,092	6,407,935
Accumulated other comprehensive income (loss)	(109,613)	(90,378)
Accumulated deficit	(21,356,891)	(21,804,349)
Equity attributable to shareholders	6,933,221	5,086,577
Non-controlling interest (Note 26)	2,006,479	2,033,986
TOTAL EQUITY	8,939,700	7,120,563
TOTAL LIABILITIES AND EQUITY	16,370,582	14,207,700

Going Concern (Note 1)

Subsequent Events (Note 27)

Approved on behalf of the Board of Directors

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Comprehensive Income (Loss)

Expressed in United States Dollars

	Years ended October 31,
	2022	2021	2020
	$	$	$
Revenue
Product sales	17,757,283	9,034,618	3,846,223
Service revenue	-	344,055	393,381
Total revenue	17,757,283	9,378,673	4,239,604
Cost of goods sold
Cost of finished cannabis inventory sold (Note 6)	(9,227,439)	(3,997,617)	(2,155,507)
Cost of service revenues	-	(154,353)	(271,167)
Gross profit, excluding fair value items	8,529,844	5,226,703	1,812,930
Realized fair value amounts in inventory sold	(3,685,338)	(950,461)	(1,482,725)
Unrealized fair value gain loss on growth of biological assets (Note 5)	3,278,572	1,824,226	1,515,492
Gross profit	8,123,078	6,100,468	1,845,697
Expenses
Accretion expense	491,781	949,811	609,357
Amortization of intangible assets	-	4,997	26,600
Amortization of property & equipment (Note 12)	750,916	180,015	250,836
General and administrative (Note 22)	5,852,236	3,983,250	2,196,421
Share-based compensation	70,996	280,819	337,162
Total expenses	7,165,929	5,398,892	3,420,376
Gain (loss) from operations	957,149	701,576	(1,574,679)
Other income and (expense)
Interest expense	(402,239)	(197,632)	(249,296)
Other income (expense)	(3,432)	(17,072)	14,750
Gain on disposal of subsidiary	-	-	1,574
Loss on debt restructure	-	-	(765,707)
Gain on derecognition of derivative liability	-	-	244,572
Gain (loss) on debt settlement	453,858	141,180	23,939
Loss on settlement of non-controlling interest	-	(189,816)	-
Unrealized loss on marketable securities	(333,777)	(35,902)	(263,483)
Unrealized gain (loss) on derivative liability (Note 15)	-	(1,258,996)	221,820
Loss on disposal of property and equipment	(6,250)	(7,542)	(9,978)
Income (loss) from operations before taxes	665,309	(864,204)	(2,356,488)
Income tax (Note 23)	(245,358)	(150,543)	-
Net income (loss)	419,951	(1,014,747)	(2,356,488)
Other comprehensive income (items that may be subsequently reclassified to profit & loss):
Currency translation	(19,235)	(78,181)	(134,117)
Total comprehensive income (loss)	400,716	(1,092,928)	(2,490,605)
Loss per share attributable to shareholders – basic & diluted	0.00	(0.02)	(0.03)
Weighted average shares outstanding – basic & diluted	169,193,812	135,231,802	90,596,827
Net income (loss) for the year attributable to:
Non-controlling interest	(27,507)	1,395,558	(75,049)
Shareholders	447,458	(2,410,305)	(2,281,439)
Net income (loss)	419,951	(1,014,747)	(2,356,488)
Comprehensive income (loss) for the year attributable to:
Non-controlling interest	(27,507)	1,395,558	(75,049)
Shareholders	428,223	(2,488,486)	(2,415,556)
Total comprehensive income (loss)	400,716	(1,092,928)	(2,490,605)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non -controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563
Shares issued for employment, director, & consulting services (Note 15.1)	529,335	59,796	(38,532)	-	-	-	-	21,264
Private placement of shares (Note 15.2)	13,166,400	1,300,000	-	-	-	-	-	1,300,000
Stock option vesting	-	-	-	97,157	-	-	-	97,157
Currency translation adjustment	-	-	-	-	(19,235)	-	-	(19,235)
Net income (loss)	-	-	-	-		447,458	(27,507)	419,951
Balance – October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2020	107,782,397	14,424,341	-	4,070,264	(12,197)	(19,394,044)	(33,383)	(945,019)
Shares issued for employment, director, & consulting services (Note 15.3)	534,294	95,294	-	-	-	-	-	95,294
Shares issuable for employment, director & consulting services	-	-	38,532	-	-	-	-	38,532
Shares issued pursuant to private placement (Notes 15.4)	10,231,784	1,225,000	-	-	-	-	-	1,225,000
Expenses of non-brokered private placement (Note 15.4)	-	(15,148)	-	-	-	-	-	(15,148)
Shares issued to extend payment due date (Note 15.5)	25,000	2,103	-	-	-	-	-	2,103
Shares payments towards acquisition of Golden Harvests and extend due date (Note 8, Note 15.7)	600,000	107,461	-	-	-	-	-	107,461
Shares issuable for consideration for acquisition of Golden Harvests (Note 8)	-	-	35,806	-	-	-	-	35,806
Shares issued to partner creditor (Note 15.6)	400,000	36,310	-	-	-	-	-	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants (Notes 15.8,16)	23,162,579	3,738,564	-	-	-	-	-	3,738,564
Expenses of brokered private placement of Special Warrants (Note 15.8)	-	(485,722)	-	-	-	-	-	(485,722)
Broker and advisory warrants issued pursuant to Special Warrant financing (Notes 15.8)	-	(210,278)	-	210,278	-	-	-	-
Settlement of convertible debentures for cash and common shares (Note 15.9)	10,488,884	916,290	-	1,883,731	-	-	-	2,800,021
Issuance of non-controlling interest in subsidiary for cash (Note 26.5)	-	-	-	(475,000)	-	-	475,000	-
Purchase of non-controlling interest in subsidiary (Note 26.5)	3,711,938	664,816		475,000	-	-	(475,000)	664,816
Change in ownership interests in subsidiaries	-	-	-	-	-	-	671,811	671,811
Stock option vesting expense	-	-	-	243,662	-	-	-	243,662
Currency translation adjustment	-	-	-	-	(78,181)	-	-	(78,181)
Net income (loss)	-	-	-	-	-	(2,410,305)	1,395,558	(1,014,747)
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of common shares	Share capital	Subscriptions payable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2019	73,219,916	12,647,930	5,136	2,890,435	121,920	(17,112,605)	19,538	(1,427,646)
Common units issued pursuant to private placement (Note 15.10)	15,000,000	564,147	-	520,188	-	-	-	1,084,335
Share issuance costs	-	(11,508)	-	(5,083)	-	-	-	(16,591)
Common shares issued pursuant to share swap (Note 15.10)	15,000,000	848,011	-	-	-	-	-	848,011
Common shares issued for compensation (Note 15.14)	909,386	76,797	-	-	-	-	-	76,797
Common shares issued for services (Note 15.13)	2,300,000	163,543	-	-	-	-	-	163,543
Common shares issued for investment (Note 15.11)	200,000	12,812	-	-	-	-	-	12,812
Conversion of debt into common shares (Note 15.12)	1,038,095	112,863	-	-	-	-	-	112,863
Issuances pursuant to convertible agreements (Note 15.12)	115,000	9,746	-	424,645	-	-	-	434,391
Stock option grants	-	-	-	240,079	-	-	-	240,079
Elimination of non-controlling interest of subsidiary sold	-	-	-	-	-	-	22,128	22,128
Subscription payable to be settled as trade payable			(5,136)					(5,136)
Currency translation adjustment	-	-	-	-	(134,117)	-	-	(134,117)
Net loss	-	-	-	-	-	(2,281,439)	(75,049)	(2,356,488)
Balance - October 31, 2020	107,782,397	14,424,341	-	4,070,264	(12,197)	(19,394,044)	(33,383)	(945,019)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flows

Expressed in United States Dollars

Year ended October 31,	2022	2021	2020
Cash provided by (used in):	$	$	$
Operating activities
Net income (loss)	419,951	(1,014,747)	(2,356,488)
Adjustments for non-cash items in net income (loss)
Amortization of property and equipment	750,916	180,015	250,836
Amortization of property and equipment include in costs of inventory sold	1,102,688	733,655	518,999
Amortization of intangible assets	-	4,997	26,600
Unrealized gain on changes in fair value of biological assets	(3,278,572)	(1,824,226)	(1,515,492)
Changes in fair value of inventory sold	3,685,338	950,461	1,482,725
Share-based compensation	21,264	170,136	239,067
Stock option expense	96,649	243,662	174,892
Accretion expense	491,781	949,811	568,969
Gain on liability settlement	-	-	(23,939)
Gain on debt settled	(455,674)	-	-
Loss on disposal of property and equipment	6,250	7,542	9,978
Gain on sale of subsidiary	-	-	(1,574)
Loss from debt restructuring	-	-	765,707
Unrealized gain on marketable securities	333,777	35,902	263,483
Gain on derecognition of derivative liability	-	-	(244,572)
Change in fair value of derivative liability	-	1,258,996	(221,820)
Loss on acquisition of non-controlling interest paid in shares	-	189,816	-
Effects of foreign exchange	918	7,233	(134,117)
Noncash Items In Net Loss	3,175,286	1,893,253	(196,746)
Changes in non-cash working capital (Note 18)	(1,171,111)	(2,131,714)	(96,064)
Net cash provided by (used in) operating activities	2,004,175	(238,461)	(292,810)

Investing activities
Purchase of property and equipment and intangible assets	(1,111,283)	(2,047,136)	(557,758)
Net cash acquired (Note 8)	-	76,128	-
Payment of acquisition payable	(2,000)	(6,000)	-
Other investment	-	(750,000)	(175,000)
Receipt from sale of subsidiary	-	-	83,966
Net cash used in investing activities	(1,113,283)	(2,727,008)	(648,792)

Financing activities
Third party investment in subsidiary	-	475,000	-
Proceeds from long-term debt	100,000	1,125,000	615,000
Proceeds from private placement	1,300,000	1,225,000	1,067,745
Proceeds from brokered private placement	-	3,738,564	-
Payment of equity and debenture issuance costs	-	(500,870)	-
Repayment of long-term debt	(732,803)	(507,715)	(226,126)
Repayment of convertible debentures	-	(1,312,722)	-
Payments of lease principal	(1,089,738)	(380,543)	(372,154)
Net cash provided by (used in) financing activities	(422,541)	3,861,714	1,084,464

Change in cash	468,351	896,245	142,862
Cash balance, beginning	1,114,033	217,788	74,926
Cash balance, ending	1,582,384	1,114,033	217,788

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information and Going Concern

These consolidated financial statements (the “financial statements”) for the years ended October 31, 2022, 2021 and 2020, include the accounts of Grown Rogue International, Inc (together with its subsidiaries, “GRIN” or the “Company”) and its subsidiaries. The registered office of GRIN is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

GRIN’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	0% (Note 1.1)
Golden Harvests, LLC	60% by Canopy Management, LLC

1.1	The Company, through its subsidiary, entered into an option to acquire an 87% controlling interest in Canopy Management LLC (“Canopy”), which held an option to acquire a 60% controlling interest in Golden Harvests, LLC which was exercised on May 1, 2021. Canopy is majority owned by the Company’s CEO, who is prohibited from omitting or taking certain actions where to do so would be contrary to the economic benefits which the Company expects to derive from the aforementioned options and the investments in the underlying businesses. The Company includes Canopy in the consolidated financial results and has allocated its net income (loss) to net income (loss) attributable to non-controlling interest. Subsequent to October 31, 2022, the Company, through Grown Rogue Unlimited, LLC (“GR Unlimited”), exercised its option to acquire an 87% of the membership units of Canopy.

GRIN is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

The accompanying financial statements are prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of the business.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. For the year ended October 31, 2022, the Company generated net income of $0.4 million; it has historically incurred net losses, and as of that date, the Company’s accumulated deficit was $21.4 million. At October 31, 2022, the Company had working capital of $2.6 million, and generated negative cash flows from operations until 2022. These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

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

The Transaction constituted a reverse takeover of the Company by the shareholders of GR Unlimited but did not meet the definition of a business combination under IFRS 3. As such, the Transaction is accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. GR Unlimited was deemed to be the accounting acquirer for accounting purposes.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

3.	Basis of Presentation

Statement of Compliance

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These financial statements were approved and authorized for issuance by the Company’s Board of Directors on March 15, 2023.

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

Functional and Presentation Currency

GRIN’s functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the United States (“U.S.”) dollar. These audited financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of comprehensive income (loss).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

For the purpose of presenting financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these audited financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

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

For the years ended October 31, 2022, 2021 and 2020

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

Inventory is valued at the lower of cost and net realizable value. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labor, depreciation and amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes the fair value adjustment which represents the fair value of the biological asset at the time of harvest and which is transferred from biological asset costs to inventory upon harvest. All direct and indirect costs related to inventory are capitalized as they are incurred; these costs are recorded ‘Cost of finished cannabis inventory sold’ on the statements of comprehensive income (loss) at the time cannabis is sold. The realized fair value amounts included in inventory sold are recorded as a separate line on the statements of comprehensive income (loss).

4.3	Cost of finished cannabis inventory sold

Cost of finished cannabis inventory sold includes the value of inventory sold (policy described in Note 4.2), excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

4.4	Biological assets

Biological assets are measured at fair value. The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including direct costs, indirect costs, allocated fixed and variable overheads, and depreciation and amortization of equipment used to grow plants through the harvest of the plants. Before planting, the capitalized costs approximate fair value. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to complete. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the accompanying consolidated statement of income (loss) and comprehensive income (loss) as ‘Unrealized fair value gain on growth of biological assets’. After sale, the amount of ‘Unrealized fair value gain on growth of biological assets’ sold is recognized as ‘Realized fair value amounts in inventory sold’.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

4.5	Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income (loss) attributable to common shareholders equals the reported income (loss) attributable to owners of the Company. Diluted income (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income (loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

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

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7-10	years on a straight-line basis
Computer and office equipment	3-5	years on a straight-line basis
Production equipment and other	5-10	years on a straight-line basis
Leasehold improvements	15-40	years on a straight-line basis

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

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

Right-of-use leased assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. Depreciation is recognized from the commencement date of the lease.

4.9	Impairment of Long-lived Assets

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

4.10	Share Based Compensation

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

Share Issuance Costs

Costs incurred in connection with the issuance of equity are netted against the proceeds received net of tax. Costs related to the issuance of equity and incurred prior to issuance are recorded as deferred equity issuance costs and subsequently netted against proceeds when they are received.

4.11	Income Taxes

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

4.12	Financial Instruments

4.12.1	Financial assets

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

Classification and measurement

Under IFRS 9 - Financial Instruments, financial assets are initially measured at fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other comprehensive income (“OCI”) directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

4.12.2	Financial liabilities

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

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

Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s financial statements.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

4.13	IFRS 16 - Leases (“IFRS 16”)

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

On adoption of IFRS 16, the Company has elected to record right-of-use assets based on the corresponding lease liability. Lease liabilities were measured at the present value of the remaining lease payments outstanding from commitments disclosed at October 31, 2019, excluding short-term leases, leases of low-value assets, and variable lease payments, and discounted using the Company’s incremental borrowing rate at November 1, 2019. A reconciliation of the Company’s operating lease commitments at October 31, 2019, to the Company’s lease obligations as at the date of transition of November 2, 2019 is set out below:

$
Operating lease commitments at October 31, 2019	322,100
Discounted using incremental borrowing rate	(45,669)
Lease liabilities for purchased assets	142,205
Lease obligations - November 1, 2019	418,636

The following table summarizes the impacts of adopting IFRS 16 on the financial statements:

	Balance – October 31, 2019	Adoption of IFRS 16	Restated balance – November 1, 2020
	$	$	$
Right-of-use assets	-	276,431	276,431
Property & equipment	232,059	-	232,059
Current portion of lease liability	129,876	225,862	355,738
Lease liability	12,329	50,569	62,898

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

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

4.14	Business Combinations

A business combination is a transaction or event in which the acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair values. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed within the accompanying statements of comprehensive income (loss).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

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

4.15	Intangible assets and goodwill

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

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

4.16	Adoption of new accounting pronouncements

Amendments to IFRS 3 - Business Combinations: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective November 1, 2020, with no impact to the Company’s financial statements.

4.17	New accounting pronouncements

The following IFRS standards have been recently issued. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 - Fair Value Measurement. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

5.	Biological Assets

Biological assets consist of cannabis plants, which reflect measurement at fair value less costs to sell (“FVLCTS”). changes in the carrying amounts of biological assets at October 31, 2022 and October 31, 2021 are as follows:

	October 31, 2022	October 31, 2021
	$	$
Beginning balance	1,188,552	250,690
Purchased cannabis plants	4,567,108	2,969,773
Allocation of operational overhead	1,063,755	1,430,876
Change in FVLCTS due to biological transformation	3,278,572	1,824,225
Transferred to inventory upon harvest	(8,898,468)	(5,287,012)
Ending balance	1,199,519	1,188,552

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Estimated selling price per pound ($/pound)	817	1,130	246,397	219,428
Estimated stage of growth (%)	49%	51%	204,814	189,943
Estimated flower yield per harvest (pound)	2,638	1,915	204,814	189,943

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

6.	Inventory

The Company’s inventory composition is as follows:

	October 31, 2022	October 31, 2021
	$	$
Raw materials	134,926	22,788
Work in process	2,735,000	2,363,487
Finished goods	261,951	920,037
Ending balance	3,131,877	3,306,312

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the year ended October 31, 2022, was $9,227,439 (2021 - $3,997,617; 2020 - $2,155,507).

7.	Marketable Securities

During the period ended October 31, 2020, the Company received 2,362,204 common shares of Plant-Based Investment Corp (“PBIC”) by issuing to PBIC 15,000,000 common shares of the Company pursuant to a subscription agreement. On the date of the transaction, February 10, 2020, the fair value of PBIC shares per share was CAD$0.635 per share, for a fair value of $848,011. The Company does not have control or significant influence over PBIC and has accounted for the investment at fair value through profit or loss.

The shares of PBIC owned by the Company were disposed during the year ended October 31, 2022 (Note 14.1). At October 31, 2021, the fair value of the shares was $610,092, based upon the publicly quoted price of PBIC shares. The Company recorded an unrealized loss on the shares in the amount of $333,777 (2021 - $35,902 and 2020 - $263,483) and foreign currency translation gain of $19,647 during year ended October 31, 2022 (2021 - $60,959 and 2020 - $507).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

8.	Business Combinations

8.1	Golden Harvests, LLC (“Golden Harvests”)

In February 2020, the Company, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the year ended October 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy, majority-owned by the CEO, signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy has already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate its option exercise to obtain a 60% interest in Golden Harvests. At October 31, 2022, the Company had an option to acquire 87% of the CEO’s membership interest in Canopy, which, when exercised, pending approval by the State of Michigan of the Company’s application, would provide identical economic rights as the Company originally had in the Option Agreement. Canopy was majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and was prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expected to derive from the acquisition of Golden Harvests. The Company exercised its option to obtain 87% of Canopy subsequent to October 31, 2022. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021. Canopy was consolidated with a 100% non-controlling interest during the years ended October 31, 2022 and 2021.

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

Total consideration	Common shares	$
Cash paid	-	479,000
Cash payable	-	370,537
Common shares issued	825,000	122,376
Common shares issuable	200,000	35,806
Total	1,025,000	1,007,719

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

Net identifiable assets acquired (liabilities assumed)	$
Cash	386,128
Accounts receivable	155,067
Prepaids and other current assets	91,464
Intangible asset: grow licenses	154,000
Biological assets	477,672
Inventory	309,439
Property, plant, and equipment	1,311,917
Net identifiable assets	2,885,687
Accounts payable and accrued liabilities	(542,630)
Notes payable	(227,056)
Lease liabilities	(564,309)
Income taxes	(117,500)
Net identifiable assets acquired	1,434,192

Net cash acquired during the year ended October 31, 2021, was $76,128, which is acquired cash of $386,128 net of payments of $310,000.

Purchase price allocation	$
Net identifiable assets acquired	1,434,192
Goodwill	245,339
Gross purchase price allocation	1,679,531
Purchase consideration (60% controlling interest)	1,007,719

Net cash flows	Prior to November 1, 2020	Year ended October 31, 2021	Year ended October 31, 2022	Future payments	Total
	$	$	$	$	$
Cash consideration paid prior to October 31, 2020	(175,000)	-		-	(175,000)
Cash consideration paid after November 1, 2020	-	(310,000)		-	(310,000)
Cash acquired	-	386,128		-	386,128
	(175,000)	76,128		-	(98,872)
Future cash payments	-	-		(360,000)	(360,000)
Payments against acquisition consideration payable	-	(6,000)	(2,000)	-	(8,000)
Net cash flows upon completion of all payments	(175,000)	70,128	(2,000)	(360,000)	(466,872)

Goodwill arising from the acquisition represents expected synergies, future income growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024. The Company also agreed to issue the remaining 200,000 shares issuable as business acquisition consideration by May 15, 2022. The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments from acquisition date to October 31, 2022	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – October 31, 2022	360,000

Prior to the Company’s acquisition of Golden Harvests on May 1, 2021, the Company was contracted to provide management services to Golden Harvests. Under this agreement and prior to the consolidation of Golden Harvests, the Company reported service revenues of $344,055 and incurred costs of service revenues of $154,353 during the six months ended April 30, 2021.

9.	Other Investments and Purchase Deposits

9.1	Investment in assets sold by High Street Capital Partners, LLC (“HSCP”):

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations (the “HSCP Transaction”) of HSCP, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price is dependent on the timing of the closing. If the closing takes place before the 12-month anniversary date of the February 5, 2021 effective date, the remaining balance of $2,000,000 will be paid by a promissory note payable. If the closing takes place after the 12-month anniversary date but before the 18-month anniversary date, the remaining balance is to be paid $750,000 in cash and $1,250,000 by a promissory note payable. If the closing takes place later than the 18-month anniversary date, the remaining $2,000,000 is to be paid in cash. The Company also executed a management services agreement with HSCP (“HSCP MSA”), pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company will owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022, and $750,000 was due on May 1, 2023. The agreement was amended on August 1, 2022, as described at Note 14.2.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

10.	Accrued Liabilities

The following table summarizes the liability payable to creditors who agreed to defer settlement for longer than one year from October 31, 2022 and 2021:

	CEO	Trade Vendors	Total
	$	$	$
Balance at October 31, 2020	225,799	164,017	389,816
Amounts settled	(162,899)	(103,504)	(266,403)
Balance at October 31, 2021	62,900	60,513	123,413
Amounts settled and reclassified	(62,900)	(60,513)	(123,413)
Balance at October 31, 2022	-	-	-

11.	Leases

The following is a continuity schedule of lease liabilities:

Lease liabilities	October 31, 2022	October 31, 2021
	$	$
Balance - beginning	2,360,438	116,907
Additions	1,030,429	2,642,588
Disposals	-	(18,513)
Interest expense on lease liabilities	243,360	132,371
Payments	(1,333,098)	(512,914)
Balance - ending	2,301,129	2,360,438
Current portion	1,025,373	624,935
Non-current portion	1,275,756	1,735,503

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

12.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Construction in Progress	Leasehold Improvements	Right-of-use Assets	Total
COST	$	$	$	$	$	$
Balance - October 31, 2020	15,166	356,522	45,075	2,001,807	651,011	3,069,581
Additions	-	22,939	-	2,255,594	2,040,029	4,318,562
Cost basis of assets acquired	1,117	146,756	-	677,339	680,482	1,505,694
Transfers	-	-	(45,075)	45,075	-	-
Disposals	-	(15,050)	-	(1,727)	(43,490)	(60,267)
Balance - October 31, 2021	16,283	511,167	-	4,978,088	3,328,032	8,833,570
Additions	-	34,690	-	2,935,755	1,030,429	4,000,874
Disposals	-	(2,825)	-	(10,375)	-	(13,200)
Balance – October 31, 2022	16,283	543,032	-	7,903,468	4,358,461	12,821,244
ACCUMULATED AMORTIZATION
Balance - October 31, 2020	15,166	73,517	-	1,449,248	379,851	1,917,782
Accumulated amortization of assets acquired	138	52,368	-	40,955	100,316	193,777
Amortization for the period	979	77,766	-	527,524	406,773	1,013,042
Disposals	-	(7,548)	-	(698)	(25,369)	(33,615)
Balance - October 31, 2021	16,283	196,103	-	2,017,029	861,571	3,090,986
Amortization for the period	-	114,197	-	706,567	1,181,543	2,002,307
Disposals	-	(895)	-	(6,055)	-	(6,950)
Balance – October 31, 2022	16,283	309,405	-	2,717,541	2,043,114	5,086,343
NET BOOK VALUE
Balance - October 31, 2021	-	315,064	-	2,961,059	2,466,461	5,742,584
Balance – October 31, 2022	-	233,627	-	5,185,927	2,315,347	7,734,901

Additions during the year ended October 31, 2022, includes the acquisition of $1,650,566 of assets from HSCP (Note 9). For the year ended October 31, 2022, amortization capitalized was $1,251,391 (2021 - $833,027) and expensed amortization was $750,916 (2021 - $180,015)

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

13.	Intangible Assets And Goodwill

Indefinite lived intangible assets and goodwill	October 31, 2022	October 31, 2021
	$	$
Balance – beginning	399,338	-
Additions – grower licenses	326,330	154,000
Additions – goodwill	-	245,338
Balance – ending	725,668	399,338

Additions during the year ended October 31, 2022, resulted from the HSCP Transaction (Note 9). Additions during the year ended October 31, 2021, resulted from the acquisition of Golden Harvests (Note 8).

14.	Long-term Debt

Transactions related to the Company’s long-term debt during the years ended October 31, 2022 and 2021, include the following:

Movement in long-term debt	$
Balance - October 31, 2020	799,814
Additions to debt (Notes 14.1, 14.3, 14.4, 14.5, 14.6, 14.7)	1,452,056
Reclassification to acquisition consideration payable	(100,000)
Interest accretion	565,506
Debt payments	(507,715)
Balance - October 31, 2021	2,209,661
Additions to debt (Note 14.1, 14.2)	1,350,000
Settlement of debt (Note 14.1)	(706,352)
Interest accretion	488,316
Debt payments	(732,803)
Balance – October 31, 2022	2,608,822
Current portion	1,769,600
Non-current portion	839,222

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

Transactions related to the Company’s long term debt during the year ended October 31, 2022, include the following:

14.1	On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC, a related party, in the amount of $800,000 which was to be fully advanced by September 30, 2021 (the “PBIC Note”). During the year ended October 31, 2022, $100,000 was received (through October 31, 2021 - $600,000). The PBIC Note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The PBIC Note would have automatically terminated when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the PBIC Note would have automatically terminated. The PBIC Note bore no stated rate of interest, and in the event of default, would have born interest at 15% per annum. The PBIC Note was reported at amortized cost using an effective interest rate of approximately 1.9%.

On June 20, 2022, the Company announced the settlement of the PBIC Note, which had a principal balance owing of $700,000 (the “PBIC Note”). The Company agreed to transfer its ownership in PBIC, comprised of 2,362,204 common shares in PBIC (Note 7, the “PBIC Shares), to 2766923 Ontario Inc. (the “Creditor”), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement; this amount and small gains on trade payables comprise the gain on debt settlement of $453,858 reported on the statement of comprehensive income for the year ended October 31, 2022.

The outstanding principal balance of this note was $Nil and $600,000 at October 31, 2022 and 2021, respectively. The amortized cost of this note was $Nil and $600,572 at October 31, 2022 and 2021, respectively.

14.2

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 8.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the Secured Promissory Note between Grown Rogue Distribution, LLC and HSCP Oregon, LLC, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 (the “First Principal Payment”) and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

The outstanding principal balance and amortized cost of this note was $1,250,000 and $Nil at October 31, 2022 and 2021, respectively.

Accrued interest payable on long-term debt at October 31, 2022 was $Nil (October 31, 2021 -$13,750).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

Transactions related to the Company’s long-term debt for the year ended October 31, 2021, include the following:

14.3	On November 23, 2020, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

The outstanding principal balance of this note was $125,000 and $125,000 at October 31, 2022 and 2021, respectively. The amortized cost of this note was $167,091 and $142,997 at October 31, 2022 and 2021, respectively.

14.4

On December 2, 2020, debt was issued by Grown Rogue Gardens, LLC with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date was extended for six-months for a $1,000 fee per $10,000 of principal extended during the year ended October 31, 2022.

The outstanding principal balance and amortized cost of this note was $Nil and $150,000 at October 31, 2022 and 2021, respectively.

14.5	On January 27, 2021, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

The outstanding principal balance of this note was $250,000 and $250,000 at October 31, 2022 and 2021, respectively. The amortized cost of this note was $327,010 and $280,567 at October 31, 2022 and 2021, respectively.

14.6	On February 4, 2021, a note payable for $100,000 was issued to satisfy a milestone payment due to the seller of Golden Harvests. The note is payable 12 months from the issue date and accrues interest at $2,000 per month. This note payable was reclassified to acquisition consideration payable during the year ended October 31, 2021.

The outstanding principal balance and amortized cost of this note was $Nil at October 31, 2022 and 2021, respectively.

14.7	On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 8) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000.

The outstanding principal balance of this note was $250,000 and $250,000 at October 31, 2022 and 2021, respectively. The amortized cost of this note was $303,110 and $249,063 at October 31, 2022 and 2021, respectively.

Debt incurred prior to the year ended October 31, 2021, includes the following:

14.8

On March 20, 2020: Principal of $600,000 was received under a secured debt investment of $600,000 (the "Michigan Debt"). The Michigan Debt carries a two year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests (the "Royalty"). The Royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The Royalty maximum is two times the amount of principal invested and the Royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method.

The outstanding principal balance of this note was $Nil and $74,453 at October 31, 2022 and 2021, respectively. The amortized cost of this note was $561,611 and $786,462 at October 31, 2022 and 2021, respectively.

15.	Share Capital and shareS issuable

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the year ended October 31, 2022, the following share transactions occurred:

15.1	The Company issued 529,335 common shares with a fair value of $59,796 for employment compensation, director services and consulting services.

15.2	On December 9, 2021, the Company closed a non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested $300,000 in the Private Placement and received 3,038,400 common shares of the Company.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2021, the following share transactions occurred:

15.3	The Company issued 534,294 common shares with a fair value of $95,294 for employment compensation, director services and consulting services.

15.4	On February 5, 2021, the Company closed a non-brokered private placement of an aggregate total of 10,231,784 common shares with a fair value of $1,225,000. The private placement was raised in two tranches. In the first tranche, 2,031,784 common shares were issued for proceeds of $200,000. In the second tranche, 8,200,000 common shares and 8,200,000 warrants to purchase one common share were issued for proceeds of $1,025,000. All proceeds of the private placement were allocated to share capital, and costs of $15,148 incurred for this private placement were allocated to share capital.

15.5	The Company issued 25,000 shares with a fair value of $2,103 in order to extend an option payment as part of the Company’s acquisition of Golden Harvests (Note 8).

15.6	On January 14, 2021, the Company agreed to issue 400,000 shares with a fair value of $36,310 to a lender of Golden Harvests to support Golden Harvests’ business development.

15.7	The Company issued 600,000 common shares with an aggregate fair value of $107,461 to make payments towards the acquisition of Golden Harvests. Of the 600,000 common shares issued, 400,000 common shares were issued to satisfy milestone payments, and 200,000 common shares were issued to extend the due date of a milestone payment.

15.8	On March 5, 2021, The Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”), before the adjustment to 23,162,579 Special Warrants described below, at a price of CAD$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3,738,564 (CAD$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

15.9	The holders of convertible debentures converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares with an aggregate fair value of $916,290. The value of derivative liabilities settled with the conversions allocated to equity was $1,833,731.

During the year ended October 31, 2020, the following share transactions occurred:

15.10	The Company issued 15,000,000 equity units (each unit comprised of one common share and one warrant to purchase one common share) to PBIC, of which $564,147 was recorded in share capital and $520,188 was allocated to warrants. Issuance costs of $11,508 were recognized in share capital and $5,083 in contributed surplus. The net proceeds from this issuance were $1,067,744.

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

15.11	Issuance of 200,000 common shares, with a fair value of $12,812, issued to the owner of Golden Harvests (Note 8).

15.12	Issued 1,153,095 common shares, of which 1,038,095 represented convertible debt conversions with a value of $112,863 and 115,000 shares, with a value of $9,746, which represented consideration for long-term debt.

15.13	As consideration for services provided, the Company issued 2,300,000 common shares with a fair value of $163,543.

15.14	The Company issued 909,386 shares to employees for compensation with a fair value of $76,797.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

16.	Warrants

The following table summarizes the warrant activities for the years ended October 31, 2022 and 2021 and October 31, 2020:

	Number	Weighted Average Exercise Price (CAD$)
Balance - October 31, 2019	27,584,605	0.53
Issued pursuant to private placement (Note 15.10)	5,000,000	0.13
Issued pursuant to private placement (Note 15.10)	10,000,000	0.13
Expired	(17,183)	(14.05)
Cancellation of prior warrants associated with convertible debentures	(6,818,182)	0.55
Issuance of new warrants associated with convertible debentures	6,818,182	0.16
Consideration warrants for convertible debenture maturity extension	1,590,909	0.16
Balance - October 31, 2020	44,158,331	0.33
Issuance pursuant to private placement (Note 15.4)	8,200,000	0.20
Issuance pursuant to the Offering (Note 15.8)	23,162,579	0.30
Expiration of broker warrants	(757,125)	0.44
Expiration of warrants	(17,843,998)	0.55
Balance – October 31, 2021	56,919,787	0.22
Expiration of warrants pursuant to convertible debt deemed re-issuance	(8,409,091)	0.16
Expiration of warrants issued pursuant to private placement to PBIC	(15,000,000)	0.13
Balance – October 31, 2022	33,510,696	0.28

At October 31, 2022, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.20	8,200,000	0.27	February 5, 2023
0.30	23,162,579	0.34	March 05, 2023
0.44	2,148,117	0.66	June 28, 2023
0.28	33,510,696	0.34

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2021, the following transactions occurred:

16.1	Agent Warrants

On March 5, as consideration for the services rendered by the agent (the “Agent”) to a brokered placement of special warrants (the “Offering”), the Company issued to the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the “Agent Warrants.”

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The following table sets out the Agent Warrants issued and outstanding at October 31, 2022:

Exercise price (CAD$)	Agent Warrants outstanding	Remaining contractual life (years)	Expiry date
$0.225	1,241,258	0.33	March 5, 2023

The fair value of the Agent Warrants of $210,278 was allocated to share capital. The Black-Scholes pricing assumptions used in the valuation of the Agent Warrants were as follows:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	0.92%

○	Expected life of Agent Warrant	2 years

○	Expected life of underlying warrant	1.99 years

○	Expected volatility	100%

During the year ended October 31, 2020, the Company:

16.2	Issued 5,000,000 warrants in February 2020 to subscribers of the offering described in Note 15.10. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.125 per unit for a period of 24 months.

The fair value of the warrants was $138,119 which was the residual value of the offering after the fair value of the shares on the transaction date.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

16.3	Issued 10,000,000 warrants in May 2020 to subscribers of the offering disclosed in Note 15.10. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.13 per unit for a period of 24 months.

The fair value of the warrants was $382,069, which was the residual value of the offering after the fair value of the shares on the transaction date.

16.4	Issued 6,818,182 replacement warrants and 1,590,909 warrants (totaling 8,409,091) to the creditors of the July 10, 2020 debt agreement. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.16 with an expiration date of November 1, 2021.

The fair value of the warrants of $424,645 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil

○	Risk-free interest rate	0.30%

○	Expected life	1.3 years

○	Expected volatility	131%

17.	Stock Options

The following table summarizes the stock option movements for the years ended October 31, 2022, October 31, 2021, and October 31, 2020:

	Number	Exercise price (CAD$)
Balance - October 31, 2019	650,000	0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance - October 31, 2020	3,720,000	0.19
Granted to employees	3,085,000	0.20
Forfeitures by service providers	(65,000)	0.15
Forfeitures by employees	(965,000)	0.15
Forfeitures by employees	(10,000)	0.22
Balance – October 31, 2021	5,765,000	0.20
Granted to employees	605,000	0.15
Forfeitures by service provider	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance – October 31, 2022	4,910,000	0.18

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

17.1	During the year ended October 31, 2022, 605,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2022, was approximately $23,260 (CAD$29,924) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	2.2%

○	Expected life	4 years

○	Expected volatility	86%

The vesting terms of options granted during the year ended October 31, 2022, are set out in the table below:

Number granted	Vesting terms
300,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
100,000	Fully vested on grant date
205,000	Vest on one year anniversary of grant date
605,000

17.2	During the year ended October 31, 2021, 3,085,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2021, was approximately $272,918 (CAD$343,034) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%

○	Risk-free interest rate	0.55%

○	Expected life	4.0 years

○	Expected volatility	98%

17.3	During the year ended October 31, 2020, the Company granted options to purchase 3,575,000 common shares of the Company to employees. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.15 at any time until July 9, 2024.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

At October 31, 2022 the following Stock Options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,990,000	1,847,500	1.7	July 2024
0.15	200,000	200,000	2.1	November 2024
0.28	1,075,000	750,000	2.5	April 2025
0.16	1,150,000	1,075,000	2.6	May 2025
0.15	85,000	75,000	3.0	November 2025
0.15	410,000	10,000	3.5	April 2026
0.18	4,910,000	3,957,500	2.5

18.	Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the year ended October 31, 2021, and 2020 are as follows:

Years ended October 31,	2022	2021	2020
	$	$	$
Accounts receivable	(904,711)	(412,060)	(37,698)
Inventory and biological assets	(94,595)	(1,359,567)	142,454
Prepaid expenses and other assets	5,267	(196,261)	14,158
Accounts payable and accrued liabilities	(124,334)	(294,846)	(133,516)
Interest payable	(13,750)	4,383	(46,462)
Unearned revenue	(95,389)	-	(35,000)
Deferred rent	-	(10,494)	-
Income taxes payable	56,401	137,131	-
Total	(1,171,111)	(2,131,714)	(96,064)

19.	Supplemental Cash Flow Disclosure

Years ended October 31,	2022	2021	2020
	$	$	$
Interest paid	400,630	168,924	228,224
Fair value of common shares issued and issuable for services	59,796	133,826	240,340
Fair value of common shares issued to Golden Harvests	-	109,564	-
Fair value of common shares issued to Golden Harvests creditor	-	36,310	-
Right-of-use assets acquired through leases (Note 11)	1,030,429	2,642,588	68,035
Conversion of debenture into common shares	-	916,290	112,863
Derivative liability recognized as contributed surplus upon debenture conversion	-	1,833,731	-
Note payable to HSCP used to acquire assets (Note 9)	1,250,000	-	-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

20.	Related Party Transactions

During the year ended October 31, 2022, the Company incurred the following related party transactions:

20.1	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 were incurred for the year ended October 31, 2022 (2021 – 73,000). The lease liability balance for Trail at October 31, 2022, was $193,312 (October 31, 2021 - $242,228).

During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges of $184,500 (2021 - $60,000) were incurred for the year ended October 31, 2022. The lease liability for Lars at October 31, 2022, was $607,900 (2021 - $727,885).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $9,433 at October 31, 2022 (2021 – 33,260). Payments of $28,871 were made against the equipment leases during the year ended October 31, 2022 (2021 - $17,802).

Leases liabilities payable to the CEO were $810,645 in aggregate at October 31, 2021 (October 31, 2021 - $1,003,373).

The CEO earns a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $305 during the year ended October 31, 2022 (2021 - $19,035).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares (Note 15.2). During the year ended October 31, 2021, the Company settled $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021 (Note 15.4).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

20.2	The Company incurred expenses of $60,000 (2021 - $58,020) for services provided by the spouse of the CEO. At October 31, 2021, accounts and accrued liabilities payable to this individual were $1,154 (October 31, 2021 - $1,154). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

20.3

Key management personnel consists of the President and CEO; the Senior Vice President of GR Unlimited (formerly the CFO of GR Unlimited); the former Chief Market Officer (“CMO”); the former Chief Operating Officer (“COO”)*; the Chief Accounting Officer (“CAO”)**; and the CFO of the Company. The compensation to key management is presented in the following table:

Year ended October 31,	2022	2021	2020
	$	$	$
Salaries and consulting fees	638,067	875,058	577,774
Share-based compensation	13,043	70,040	60,929
Stock option expense	6,536	64,436	144,639
Total	657,646	1,009,534	783,342

*	COO was appointed subsequent to April 30, 2021, and was paid and compensated prior to appointment; compensation for the year ended October 31, 2021, is included in the table above for comparability to past & ongoing expenses. COO’s final date of employment was December 27, 2021.
**	CAO was promoted to CFO in September 2021.

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2021: 500,000 options were granted to the COO, which expired following the COO’s resignation. During the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the CMO; and 250,000 options to the CFO (CFO was Chief Accounting Officer at date of grant).

Compensation to directors during the year ended October 31, 2022, was $18,000, as well as compensation is shares comprised of 273,750 shares with a fair value of $20,562 (2021 - $18,000 and common share issuances of 100,908 common shares with a fair value of $14,187).

Accounts payable, accrued liabilities (including the liability due to the CEO described at Note 10, and leases payable due to key management at October 31, 2022, totaled $947,233 (2021 - $1,199,826.

20.4	Debt balances and movements with related parties

The following table sets out portions of portions of debt pertaining to related parties:

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

	CEO	Senior VP - GR Unlimited LLC	Director	COO	Total
	$	$	$	$	$
Balance - October 31, 2020	61,493	122,987	184,480	-	368,960
Borrowed	-	-	-	150,000	150,000
Interest	37,589	75,178	112,767	13,750	239,284
Payments	(33,543)	(67,087)	(100,630)	-	(201,260)
Balance - October 31, 2021	65,539	131,078	196,617	163,750	556,984
Borrowed	-	-	-	-	-
Interest	24,621	49,242	73,863	1,250	148,976
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(425,154)
Balance – October 31, 2022	46,799	93,603	140,404	-	280,806

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% ownership interests in GR Michigan LLC, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 26). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy (Note 26).

20.5	On November 23, 2020, a director, prior to his directorship, purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC (Note 26) for $250,000, out of the total of 11.875 such units issued during the year ended October 31, 2021. On April 30, 2021, the Company purchased these units for consideration of 1,953,125 common shares with a fair value of $349,809.

20.6	Related party subscriptions to February 5, 2021, non-brokered private placement

The following table sets out related party subscriptions to the February 5, 2021, non-brokered private placement described at Note 15.4.

	Subscription amount ($)	Shares	Warrants
Chief Operating Officer	125,000	1,000,000	1,000,000
Chief Financial Officer of GR Unlimited	250,000	2,000,000	2,000,000
Chief Executive Officer	200,000	1,600,000	1,600,000
PBIC	250,000	2,000,000	2,000,000
Total	$825,000	6,600,000	6,600,000

20.7	On March 5, 2021, under the Offering (Note 15.8), PBIC invested proceeds of $394,546 which resulted in the issuance to PBIC of 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CAD$0.30 for a period of two years.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

21.	Financial Instruments

21.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

21.1.1	Interest Rate Risk

At October 31, 2022 and 2021, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

21.1.2	Currency Risk

At October 31, 2022, the Company had accounts payable and accrued liabilities of CAD$616,345 (2021 - CAD$442,422). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

21.2	Credit Risk

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

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	October 31, 2022	October 31, 2021
	$	$
Cash	1,582,384	1,114,033
Accounts Receivable	1,643,959	739,248
Total	3,226,343	1,853,281

The allowance for doubtful accounts at October 31, 2022, was $264,719 (October 31, 2021 - $48,744).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

At October 31, 2022 and 2021, the Company’s trade accounts receivable and other receivable were aged as follows:

	October 31, 2022	October 31, 2021
	$	$
Current	872,100	140,746
1-30 days	335,357	423,153
31 days-older	350,094	95,110
Total trade accounts receivable	1,557,552	659,009
Other receivables	86,407	80,239
Total accounts receivable	1,643,959	739,248

21.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2022, the Company’s working capital accounts were as follows:

	October 31, 2022	October 31, 2021
	$	$
Cash	1,582,384	1,114,033
Current assets excluding cash	6,327,629	5,591,653
Total current assets	7,910,013	6,705,686
Current liabilities	(5,315,904)	(3,862,460)
Working capital	2,594,109	2,843,226

The contractual maturities of the Company’s accounts payable and accrued liabilities, long-term debt, and lease payable occurs over the next three years as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,821,875	-	-
Lease liabilities	1,025,373	969,344	306,412
Debt	1,769,600	839,222	-
Business acquisition consideration payable	360,000	-	-
Interest payable	-	-	-
Unearned revenue	28,024
Income tax	311,032	-	-
Total	5,315,904	1,808,566	306,412

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

21.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

21.5	Fair Value Hierarchy

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

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at October 31, 2022 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$1,582,384	$-
Accounts receivable	Level 2	1,643,959	-
Marketable securities	Level 1	-	-

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,821,875	$-
Debt	Level 2	2,608,822	-
Interest payable	Level 2	-	-
Business acquisition consideration payable	Level 2	360,000

During the year ended October 31, 2022 there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

22.	General and Administrative Expenses

General and administrative expenses for the years ended October 31, 2022, 2021 and 2020 are as follows:

	Years ended October 31,
	2022	2021	2020
	$	$	$
Office, banking, travel, and overheads	1,929,385	1,158,975	269,496
Professional services	456,532	767,050	794,154
Salaries and benefits	3,466,319	2,057,225	1,132,771
Total	5,852,236	3,983,250	2,196,421

23.	Income taxes

23.1	Income tax expense

The following table reconciles income taxes calculated at combined United States federal/state tax rates with the income tax expense in the financial statements:

	2022	2021	2020
Income (loss) before income taxes	$665,309	$(864,202)	(2,356,488)
Effective income tax rate (%)	27.25%	27.25%	27.25%
Expected income tax (recovery)	$181,297	$(235,495)	(642,143)
Loss related to entities taxed as partnerships	-	1,056	-
Temporary differences related to inventory valuation	448,108	(124,590)	(124,590)
Temporary differences related to start-up costs	(196,978)	(196,978)	(196,978)
Temporary differences related to Transaction costs	(3,025,523)	(2,217,730)	(1,927,848)
Non-deductible expenses	(134,292)	(42,264)	(248,392)
Permanent difference for income related to entities taxed as corporations	(42,043)	(369,512)	-
Permanent difference for income related to entities taxed as partnerships	-	(6,749)	-
Temporary differences related to cost of goods sold		-	-
Unrealized gain on biological assets		-	-
Share issuance costs		-	-
Losses and other deductions for which no benefit has been recognized	3,014,788	3,093,625	3,139,951
Income tax expense	$245,358	$150,543	-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

23.2	Deferred taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

Deferred Tax Assets	2022	2021
	$	$
Start-up costs	196,978	196,978
Inventory	524,195	(124,590)
Net operating loss carry-forwards	1,804,109	2,503,436
Share issuance costs	-	-
IFRS Adjustments	351,215	(209,847)
Amortization/Depreciation expenses	409,797	474,689
Transaction costs	843,738	965,356
Technology impairment	429,122	429,122
Debt restructure	125,953	125,953
Various derivative and unrealized gain/loss	341,503	432,457
Allowance for doubtful accounts	-	-
Gross deferred tax assets before tax not recognized	5,026,610	4,793,553
Deferred taxes not recognized	(5,026,610)	(4,793,553)
Net deferred tax assets	-	-

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

During the year ended October 31, 2022, the Internal Revenue Service levied the assets of Golden Harvests for a past due tax liability of $132,800, reported within income tax payable. Management expects to settle the liability in due course.

24.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

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

The Company does not have any externally imposed capital requirements.

25.	Segment Reporting

Geographical information relating to the Company’s activities is as follows:

Geographical segments	Oregon	Michigan	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
At October 31, 2022	4,719,260	3,741,309	-	8,460,569
At October 31, 2021	3,912,430	2,979,492	-	6,891,922
Year ended October 31, 2022
Net revenue	8,852,104	8,905,179	-	17,757,283
Gross profit	3,039,159	5,083,919	-	8,123,078
Year ended October 31, 2021
Net revenue	5,152,286	3,882,332	344,055	9,378,673
Gross profit (loss)	2,325,304	3,585,462	189,702	6,100,468
Year ended October 31, 2020
Net revenue	3,846,223	-	393,381	4,239,604
Gross profit (loss)	1,723,483	-	122,214	1,845,697

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended October 31, 2022, one major customer accounted for 14% of revenues (2021 – one major customer accounted for 11% of annual revenues).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

26.	Non-controlling Interests

The changes to the non-controlling interest for the years ended October 31, 2022, 2021, and 2020, are as follows:

	October 31, 2022	October 31, 2021	October 31, 2020
	$	$	$
Balance, beginning of year	2,033,986	(33,383)	19,538
Elimination of GRD Cali, LLC non-controlling interest	-	-	22,128
Non-controlling interest’s 40% share of GRD Cali, LLC	-	-	(36,366)
Non-controlling interest’s 40% share of Idalia, LLC	-	(4,092)	(129)
Non-controlling interest’s 13% share of GR Michigan, LLC	-	5,743	(38,554)
Non-controlling interest’s 100% share of Canopy Management, LLC	(27,507)	2,065,718	-
Balance, end of year	2,006,479	2,033,986	(33,383)

26.1	Non-controlling interest in GRD Cali, LLC

The following is summarized financial information for GRD Cali, LLC:

	October 31, 2022	October 31, 2021	October 31, 2020
	$	$	$
Net loss for the year	-	-	90,914

GRD Cali, LLC was sold in exchange for $85,000 during the year ended October 31, 2020.

26.2	Non-controlling interest in Idalia, LLC

The following is summarized financial information for Idalia, LLC:

	October 31, 2022	October 31, 2021	October 31, 2020
	$		$
Non-current assets	-	-	10,230
Net loss for the year	-	10,230	322

26.3	Non-controlling interest in GR Michigan, LLC (“GR Michigan”)

The following is summarized financial information for GR Michigan, LLC:

	October 31, 2022	October 31, 2021	October 31, 2020
	$		$
Current assets	-	1,453	74,961
Non-current assets	-	-	603,895
Current liabilities	-	-	489,266
Non-current liabilities	-	-	68,994
Net loss for the year	-	48,867	296,570

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 20), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

26.4	Non-controlling interest in Canopy

The following is summarized financial information for Canopy, reflecting consolidation of Golden Harvests, of which it is a 60% owner:

	October 31, 2022	October 31, 2021	October 31, 2020
	$	$	$
Current assets	3,200,701	3,093,330	-
Non-current assets	3,741,309	4,023,521	-
Current liabilities	2,337,695	1,708,330	-
Non-current liabilities	715,461	1,225,804	-
Advances due to parent	-	530,020	-
Net income (loss) for the year	(27,507)	2,196,479	-

Ninety-six percent (96%) of Canopy is owned by officers and directors of the Company, and four percent (4%) is owned by a third party. Ownership by officers and directors, excluding the CEO, is pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 26), which total 3.5%. At October 31, 2022: the CEO owns 92.5% of Canopy, noting that this analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which is equal to the Company’s ownership of GR Michigan of 87%. After the Company executes its option to acquire Canopy, the Company’s ownership of Canopy will be the same as its ownership of GR Michigan. Subsequent to October 31, 2022, the Company exercised its option to acquire 87% of the membership units of Canopy.

26.5	Non-controlling interest in GR Distribution, LLC

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2022, 2021 and 2020

Expressed in United States Dollars, unless otherwise indicated

27.	Subsequent Events

Management has reviewed all transactions subsequent to October 31, 2022, for items which should be recorded or disclosed in the financial statements as of and for the year ended October 31, 2022, and noted no such items other than the following.

27.1	On December 5, 2022, the Company announced the closing of a non-brokered private placement of convertible debentures (the “Convertible Debentures”) with an aggregate principal amount of $2,000,000. The Convertible Debentures bear an interest of 9% per year, paid quarterly, and mature 36 months from the date of issue. The Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per Common Share. Additionally, on closing, the Company issued to the purchasers of the Convertible Debentures (the “Purchasers”) an aggregate of 6,716,499 warrants (the “Warrants”), that represent 50% coverage of each purchaser’s Convertible Debenture investment. The Warrants are exercisable for a period of three years from issuance into Common Shares at an exercise price of $0.25 CAD per Common Share. The Company has the right to accelerate the warrants if the closing share price of the Common Shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The Convertible Debentures and Warrants issued pursuant to the private placement (and the underlying Common Shares) are subject to a statutory hold period of four months and one day from the closing date.

27.2	On December 20, 2022, the Company entered into a new lease agreement for approximately 35 acres of outdoor property. The initial lease term is January 1, 2023 to December 31, 2023 and monthly payments during this period are $7,500. Any time prior to May 1, 2023, the Company can early terminate the lease with thirty-day written notice. The Company has an option to purchase the leased property, and the Company has paid $6,000 of option premium. The Company must deposit $25,000 by December 1, 2023 to exercise the option the purchase the property for $1,600,000, against which the option premium of $6,000, the initial deposit of $25,000, and seventy-five percent of paid rent will be credited towards the purchase price. The Company has a right to extend the lease and option terms through calendar year 2024. If the Company extends, a second option premium payment of $15,000 is due by December 1, 2023, monthly rent will be $9,0000 per month, and the property purchase price will be $1,700,000. If extended, both premium payments, the initial deposit of $25,000, and fifty percent of rents paid will apply against the purchase price.

27.3	On January 10, 2023, the Company announced the issuance of 200,000 common shares, reported as shares issuable at October 31, 2022. The Company also granted options to purchase an aggregate of 6,400,000 common shares of the Company to certain directors, officers, and employees. The options are exercisable at a price of CAD$0.15 per share for a period of four years from the date of grant. This option grant included 4,250,000 options granted to officers and directors of the Company.

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (4)
1.11	Articles of Amendment, effective March 16, 2012 (5)
1.12	Articles of Amendment, effective August 25, 2014 (6)
1.13	Articles of Amendment, effective February 1, 2016 (7)
1.14	Articles of Amendment, effective February 29, 2016 (8)
1.15	Articles of Amendment, effective May 26, 2017 (9)
1.16	Articles of Amendment, effective November 1, 2018 (13)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (14)
4.2	Settlement Agreement dated December 22, 2016 by and among Digital Widget Factory Inc. (Belize), Intelligent Content Enterprises Inc. and Digital Widget Factory Inc. (Ontario) (9)
8.1	Subsidiaries of Grown Rogue International Inc. (12)
12.1	Section 302 Certification of Chief Executive Officer (12)
12.2	Section 302 Certification of Chief Financial Officer (12)
13.1	Section 906 Certification of Chief Executive Officer (12)
13.2	Section 906 Certification of Chief Financial Officer (12)
15.1	Novicius Corp., First Notice of Change of Auditor dated November 6, 2017; the resignation of SLF effective November 1, 2017; Novicius Corp Second Notice of Change of Auditor dated November 14, 2017; and the acceptance of appointment of auditors from MNP dated November 17, 2017 (11)
15.2	First Notice of Change of Auditor dated November 4, 2019; the resignation of MNP effective October 31, 2019; and the acceptance of appointment of auditors from DMCL dated November 14, 2019 (15)
15.3	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (16)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Previously filed by Registrant on Form 6-K on November 22, 2017
(12)	Filed as an Exhibit hereto
(13)	Previously filed by Registrant on Form 6-K on November 6, 2018
(14)	Previously filed by Registrant on Form 6-K on November 15, 2018
(15)	Previously filed by Registrant on Form 6-K on November 14, 2019
(16)	Previously filed by Registrant on Form 6-K on December 7, 2021