Form 20-F
period 2023-10-31
Grown Rogue International Inc.
filed 2024-03-13
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2023

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of October 31, 2023, was 182,005,886 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If the securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We use the United States dollar as our reporting and presentation currency and our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All monetary references in this document are to U.S. dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “U.S.$” mean United States dollars, unless otherwise indicated, and references to “CAD$” mean Canadian dollars.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this Form 20-F (“Report”) is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States (“U.S”), we do not intend to update any of the forward-looking statements to conform those statements to actual results.

Please see Item 3 –. “Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures about Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISERS

Not applicable.

C.	AUDITORS

The independent registered public accounting firm conducting the audit of the Company is Turner, Stone & Company, L.L.P., located at 12700 Park Central Drive, Suite 1400, Dallas, Texas 75251, United States of America.

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

The Cole Memorandum was rescinded by Jeff Sessions, the U.S. Attorney General, in January 2018. The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law, which is expected to have a material adverse effect, financially, operational and otherwise, on state-approved cannabis businesses, including Grown Rogue Unlimited, LLC (“GR Unlimited”), our wholly owned subsidiary.

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

Because marijuana is illegal under U.S. federal law, investing in a cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis businesses, including but not limited to, investors and lenders, may be indicted under U.S. federal law. Your investment in the Company may: (a) expose you personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with the Company’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of the Company. The risk of strict enforcement of the Federal CSA remains uncertain.

Other Laws and Regulations. The industry in which GR Unlimited operates could require the Company and/or GR Unlimited to comply with a myriad of other federal, state and local laws and regulations, which could include, among others, laws and regulations relating to cannabis, personally identifiable information, wage and hour restrictions, health and safety matters, consumer protection and environmental matters. Compliance with such laws and regulations may be costly and a failure to comply with such laws and regulations could result in fines, penalties, litigation and other liability that could materially adversely affect the Company.

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

Local, state and U.S. federal laws and enforcement policies concerning marijuana-related conduct are changing rapidly and will continue to do so for the foreseeable future. Changes in applicable law are unpredictable and could have a material adverse effect on the Company. Changes in applicable laws or regulations could significantly diminish the Company’s prospects. The Company has little or no control over potential changes to laws or regulations that may affect its business, including the business of GR Unlimited.

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

The U.S. Food and Drug Administration (the “FDA”) may now or in the future regulate the material content of the Company’s products pursuant to the Federal Food, Drug and Cosmetic Act and the Consumer Product Safety Commission (the “CPSC”), which regulates certain aspects of certain products intended for human consumption pursuant to various U.S. federal laws, including the Consumer Product Safety Act and the Poison Prevention Packaging Act. The FDA and the CPSC can require the manufacturer of defective products to repurchase or recall these products and may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which the Company sells or intends to sell its products. In addition, certain state laws restrict the sale of packaging with certain levels of heavy metals and impose fines and penalties for noncompliance. A recall of any of the Company’s products or any fines and penalties imposed in connection with noncompliance could have a materially adverse effect on its business.

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

Limited Operating History. GR Unlimited has a limited operating history and had no record of prior performance as a separate enterprise prior to the reverse take-over of the Company by GR Unlimited. (See Item 4.A History and Development of the Company). GR Unlimited faces the general risks associated with any new business operating in a competitive industry, including the ability to fund operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that GR Unlimited or the Company will achieve its anticipated investment objectives or operate profitably. The Company’s business must be considered in light of the risks, expenses, and problems frequently encountered by companies in their early stages of development. Specifically, such risks may include, among others:

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

The Company will not be able to deduct many normal business expenses. Under Section 280E of the U.S. Internal Revenue Code (the “IRC”), many normal business expenses incurred in the trafficking of marijuana are not deductible in calculating its U.S. federal income tax liability. A result of IRC Section 280E is that an otherwise profitable business may in fact operate at a loss, after taking into account its U.S. federal income tax expenses. Although the Company has accounted for IRC Section 280E in its financial projections and models, the application of IRC Section 280E may have a material adverse effect on the Company.

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

Failure to Protect Intellectual Property. Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, the U.S. Patent and Trademark Office will not permit the registration of any trademark that identifies marijuana products. As a result, the Company likely will be unable to protect the marijuana product trademarks beyond the geographic areas in which the Company conducts business. The use of GR Unlimited trademarks by one or more other persons could have a material adverse effect on the Company.

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

Security Risks. The business premises of GR Unlimited are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation and processing facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Company fell victim to a robbery or theft, the loss of cash, cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of the Company.

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

The Company may not be able to obtain or maintain a bank account. Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, many cannabis businesses still operate on an all-cash basis. Operating on an all-cash or predominantly-cash basis makes it difficult for the Company to manage its business, pay its employees and pay its taxes, and may create serious safety issues for the Company, its employees and its service providers. Although the Company currently has several bank accounts, its inability to maintain those bank accounts, or obtain and maintain other bank accounts, could have a material adverse effect on the Company.

The protections of U.S. bankruptcy law may be unavailable. As discussed above, the use of marijuana is illegal under U.S. federal law. Therefore, it may be argued that the federal bankruptcy courts cannot provide relief for parties who engage in marijuana or marijuana-related businesses. Recent bankruptcy court rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity. In addition, some courts have reasoned that courts cannot ask a bankruptcy trustee to take possession of and distribute marijuana assets as such action would violate the Federal CSA. Therefore, the Company may not be able to seek the protection of the bankruptcy courts for the equal protection of creditors or debtor-in-possession financing or obtain credit from federal-charted financial institutions.

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

United States Tax Classification of the Company. The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is expected to be subject to U.S. federal income tax on its worldwide income. The Company is also, regardless of any application of IRC Section 7874, treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the United States which will have a material adverse effect on it.

General Risk Factors

Holding Company Status. As a result of the reverse takeover transaction (the “Transaction”), the Company is currently a holding company and essentially all of its operating assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt or other contracts, in each case, which could limit the ability to pay such dividends or distributions, if at all. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to Grown Rogue.

We may require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years. At October 31, 2023, we had working capital of $4,417,356, accumulated deficit of $20,996,449, and generated net loss of $662,320. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

We have significant trade and other payables which may make it difficult to service our debts and adversely affects our ability to obtain additional financing. At October 31, 2023, we had trade and other payables in the amount of $2,359,750. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations and continue business operations.

We must continue to institute procedures designed to avoid potential conflicts involving our officers and directors. Some of our directors and officers are or may serve on the Board(s) of Directors of other companies from time to time. Pursuant to the provisions of the Business Corporations Act (Ontario), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to us. To avoid the possibility of conflicts of interest that may arise out of their fiduciary responsibilities to each of the boards, all such directors have agreed to abstain from voting with respect to a conflict of interest between the applicable companies. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or members of management, may have a conflict.

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

Our investors may have difficulty selling our securities as there is a limited public trading market for such securities. An investor in the Company may find it difficult to resell our securities. There is only a limited public market for our securities, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the OTC Markets and the Canadian Securities Exchange (the “CSE”). Our common stock has not been qualified under any applicable U.S. state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities: (a) lack of profits; (b) need for additional capital; (c) limited public market for such securities; (d) the applicability of certain resale requirements under the Securities Act; and (e) applicable blue sky laws and the other factors discussed in this Risk Factors section.

Risks Factors Relating to Our Securities

As a public company we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance. As a public company, we are subject to numerous legal and accounting requirements in both Canada and the United States that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting or deregistration of our securities, and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage compared to privately held and larger public competitors. We have previously received and resolved a cease trade order from the Ontario Securities Commission for failure to meet filing requirements. We are also currently the subject of an SEC enforcement action seeking to revoke registration of our common stock.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock. Our organizational and corporate documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of October 31, 2023, we had outstanding the following common share purchase warrants: 6,716,499 warrants exercisable at CAD$0.25, 13,737,500 warrants exercisable at CAD$0.28 per share, 2,816,250 warrants exercisable at CAD$0.28 and 8,500,000 warrants exercisable at CAD$0.33 per share. As of October 31, 2023, we had outstanding the following share purchase options: 8,655,000 options exercisable at CAD$0.15 per share, 1,150,000 options exercisable at CAD$0.16, and 1,400,000 options exercisable at a weighted average exercise price of CAD$0.30 per share. (See Item 5: “Operating and Financial Review and Prospects” – “Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

Applicable SEC rules governing the trading of “penny stocks” will limit the trading and liquidity of our common stock and may affect the trade price for our common stock. The SEC has adopted rules which generally define “penny stock” to be any equity security that has a market price (as defined) of less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions. Our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of U.S.$5,000,000 or individuals with a net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with their spouse.

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

Because we are quoted on the OTC Markets instead of a national securities exchange in the United States, our U.S. investors may have more difficulty selling their stock or experience negative volatility on the market price of our stock in the United States. In the United States, shares of our common stock are quoted on the OTC Markets. The OTC Markets is marketed as an electronic exchange for high growth and early stage U.S. companies and a prospective “final step toward a NASDAQ or NYSE listing” (although no assurances can be provided that such change of market shall occur). Trades are settled and cleared in the U.S. similar to any NASDAQ or NYSE stock and trade reports are disseminated through Yahoo, Bloomberg, Reuters, and most other financial data providers. The OTC Markets may be significantly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the OTC Markets as compared to a national securities exchange in the United States, such as the New York Stock Exchange, the NASDAQ Stock Market or the NYSE American. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. U.S. investors in shares of our common stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for shares of our common stock. Accordingly, our U.S. shareholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for shares of our common stock improves.

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

In November 2018 the Company entered into a Transaction combining its business operations with GR Unlimited, resulting in a reverse takeover by GR Unlimited. Prior to the Transaction, we were an emerging media and internet company with a focus on user experience and engagement, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, interactive, entertaining and engaging look at content.

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

Shares of our common stock are quoted on the OTC Markets under the symbol GRUSF and listed on the CSE under the symbol GRIN. Our registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1. Telephone (416) 364-4039, Facsimile (416) 364-8244. Our management office is located at 550 Airport Road, Medford, Oregon, United States, 97504. Our books and financial records are located in the management office. Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Our Registrar and Transfer Agent is Capital Transfer Agency ULC located at Suite 920, 390 Bay Street, Toronto, Ontario, M5H 2Y2. Our Co-transfer Agent is Worldwide Stock Transfer, LLC located at One University Plaza, Suite 505, Hackensack, N.J. 07601.

Our U.S. public filings are available at the public reference room of the SEC located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system of the SEC at the website maintained by the SEC at www.sec.gov.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company’s legal name is Grown Rogue International Inc. The Company’s commercial name is Grown Rogue. The Company is a Canadian corporation. We were incorporated in Ontario, Canada on September 22, 1978, under the Business Corporations Act (Ontario), under the name Bonanza Red Lake Explorations Inc. (“Bonanza Red Lake”). Between the time of our incorporation and fiscal year 2013, we operated predominantly as a mining and energy company. During that time period, we underwent various share consolidations, exchanges, and issuances of shares of our common stock. Our mining and energy operations took place in different parts of Canada and the United States. The Company’s name was changed from Bonanza Red Lake Explorations Inc. to Eugenic Corp; and from Eugenic Corp to Eagleford Energy Inc. and subsequently Eagleford Energy Corp.

During fiscal 2014 and 2015, the Company’s principal activities consisted of exploration, development and production of petroleum and natural gas properties. In 2016, the Company divested itself of is mining, petroleum and natural gas assets, changed its name to Intelligent Content Enterprises Inc. and began acquiring assets to facilitate operations as a digital media and technology company.

During January and February 2017, the Company developed a technology-based platform, through its wholly owned subsidiary DoubleTap Daily Inc., (“DoubleTap”) creating a digital media asset designed to showcase content and deliver digital media to engage social discourse while facilitating advertising and eCommerce with the intent to improve the overall user experience. The Company launched the platform during March 2017, changed its name to Novicius Corp. in May 2017 and also began implementing native advertising services and ad-overlay services on its digital media asset for commercialization.

During the summer of 2017, DoubleTap executed its strategy to drive revenues through technologies and services that deliver content, social and digital media, eCommerce and advertising. Management continued developing the asset, by focusing activities to acquire content creators, bloggers and influencers while building a sales pipeline to position growth. DoubleTap continued activities to expand its social media reach, and web presence of its website. The digital media marketplace is crowded and competitive and although DoubleTap’s web presence was growing, management was unable to sustain or build revenues that exceeded its expenditures. In the month of September of 2017, the Company maintained its digital media, and advertising platform while pursuing further ventures of merit to enhance shareholder value. Such efforts resulted in a non-binding Letter of Intent to combine with GR Unlimited as announced on September 28, 2017. The Company divested of DoubleTap Daily Inc. and its business following the closing of the Transaction.

Effective November 15, 2018 and pursuant to the Definitive Agreement, the Company combined its business operations with GR Unlimited, resulting in a reverse take-over of the Company by GR Unlimited. Pursuant to this reverse takeover, the Company issued 60,746,202 common shares at a deemed price of CAD$0.44 and 5,446,202 warrants with an exercise price of $0.55 per share.

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

During the fiscal years ended October 31, 2023, 2022 and 2021, the Company invested $4,008,866, $4,000,874, and $5,824,256, respectively, on property and equipment, the significant majority of which was spent on the build-out of its indoor growing and processing facilities. The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, debt, shareholders’ loans, and cash flow from operations.

On February 10, 2020, the Company announced that it had received a commitment from Plant-Based Investment Corp (CSE: PBIC) (“PBIC”) to invest up to CAD$1,500,000 in a non-brokered private placement offering (the “February 2020 Private Placement) of units (the “Units”) with each Unit comprising of one common share in the capital of the Company and one common share purchase warrant (the “Warrants”). Each Warrant is exercisable into one Share at a price equal to a 25% premium to the Unit price for a period of 24 months. The Company has the right to accelerate the expiry of the Warrants to thirty (30) days following written notice to the holder if the Shares close at or above CAD$0.25 per share for a period of ten (10) consecutive trading days on the CSE. The offering was completed for gross proceeds of approximately CAD$1,500,000, with 15,000,000 Units issued at a price of CAD$0.10 per Unit. In addition, PBIC and the Company entered into subscription agreements to exchange approximately CAD$1,500,000 worth of each other’s shares (the “Share Swap”). Under the terms of the Share Swap, the Company received 2,362,204 common shares of PBIC at a price of $0.635 per share, and PIBC received 15,000,000 shares of the Company at a price of $0.10 per share. PBIC and the Company signed a voting and resale agreement providing that both will be required to vote the shares acquired under the Share Swap as recommended by the other party and were restricted from trading the shares for a period of eighteen months.

In February 2020, the Company, through its subsidiary GR Michigan, LLC (“GR Michigan”), signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the nine months ended July 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), majority-owned by the Chief Executive Officer (“CEO”), signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy had already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate and exercise its option to obtain a 60% interest in Golden Harvests.

On January 19, 2021, the Company completed the first tranche of a private placement of 2,031,784 shares for proceeds of $200,000. On February 5, 2021, the Company completed the second tranche of the private placement (the “February 2021 Private Placement 2nd Tranche) comprised of 8,200,000 units (the “Units”) at CAD$0.16 per Unit for proceeds of CAD$1,312,000 (U.S.$1,025,000). Each Unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CAD$0.20 and a term of two years. The second tranche included subscriptions by the following related parties: our CEO subscribed to 1,600,000 Units; the CFO of GR Unlimited subscribed to 2,000,000 Units; a key Company operations manager subscribed to 1,000,000 Units; and PBIC subscribed to 2,000,000 Units.

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for $3,000,000 of total agreed-upon consideration. The Company also executed a Management Services Agreement (“MSA”) with HSCP. The Company operated the growing facility under the MSA until the acquisition of the growing assets obtained regulatory approval. On April 14, 2022, the transaction closed with modifications to the original terms: the HSCP retail dispensary purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed payments of $500,000 due on August 1, 2022, and U.S.$750,000 due on May 1, 2023.

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

On December 9, 2021, the Company announced that it had closed a non-brokered private placement of common shares (“December 2021 Private Placement”) for total gross proceeds of $1,300,000 (CAD$1,645,800). The December 2021 Private Placement resulted in the issuance of 13,166,400 common shares of the Company at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the December 2021 Private Placement were subject to a hold period of four months and one day. Our CEO invested USD$300,000 in the December 2021 Private Placement and received 3,038,400 common shares of the Company.

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants (the “December Warrants”), that represents 50% coverage of each purchaser’s convertible debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading days. The December Convertible Debentures and December Warrants issued pursuant to the private placement (and the underlying common shares) were subject to a statutory hold period of four months and one day from the closing date. On March 1, 2024, the Company announced it has accelerated the expiry date of the December Warrants. The Company issued the notice of acceleration required by the warrant certificates governing these warrants on March 1, 2024, thereby accelerating the expiry date to 90 days from the date of notice.

During the year ended October 31, 2023, Purchasers of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 common shares respectively.

In January 2023, the Company exercised an option to acquire 87% of our CEO’s membership interest in Canopy, which provides identical economic rights as the Company originally had in the February 2020 Option Agreement (described above). Canopy acquired a 60% controlling interest in Golden Harvests in May 2021. The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of U.S.$1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of U.S.$158,182, and cash payments and cash payable of U.S.$849,537.

On May 1, 2023, the terms of the Secured Promissory Note between GR Distribution and HSCP were amended for a second time. Under the second amendment, the Secured Promissory Note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bears no interest, is due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The Company paid $900,000 during the year ended October 31, 2023.

On May 24, 2023, GR Unlimited entered into an independent contractor consulting agreement with Goodness Growth Holdings, Inc., under which GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota. The consulting agreement was amended on September 20, 2023.

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured convertible debentures (the “July Convertible Debentures”) with an aggregate principal amount of $5,000,000. The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of principal amount subscribed (the “July Warrants”). The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The July Warrant expiry date will be accelerated to 90 days following notice of the acceleration.

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (the “August Convertible Debentures”), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants (the “August Warrants”). The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued with the July Convertible Debentures and July Warrants. On March 1, 2024, the Company announced it has accelerated the expiry date of the July Warrants and August Warrants. The Company issued the notice of acceleration required by the warrant certificates governing these warrants on March 1, 2024, thereby accelerating the expiry date to 90 days from the date of notice.

On October 3, 2023, GR Unlimited executed a promissory note (the “New Jersey Retail Promissory Note”) and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the New Jersey Retail Promissory Note, interest on the outstanding principal borrowed accrues at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the New Jersey Retail Promissory Note. The Company signed a related definitive agreement on January 16, 2024 to invest in the development of an adult-use dispensary in West New York, New Jersey.

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (the “CRC”). ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed a secured draw down promissory note (the “ABCO Promissory Note”) with ABCO’s affiliate, Iron Flag, LLC, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the second quarter of 2024. Pursuant to the ABCO Promissory Note, GR Unlimited shall make the maximum amount available to Iron Flag, LLC in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrues at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full.

The SEC maintains its EDGAR system on an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company. The address of such Internet site is http://www.sec.gov. The Company’s Internet site is https://www.grownrogue.com/. The information on the Company’s Internet site is not included in and does not form a part of this Form 20-F.

Our registered office and principal place of business in Ontario is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. Our telephone number at that address is (416) 364-4039.

B.	BUSINESS OVERVIEW

General

Immediately prior to the reverse takeover Transaction, the Company operated as an emerging media and internet company with a focus on user experience and engagement. As a result of the Transaction and through GR Unlimited, we became a multi-state cannabis company curating innovative products that allow consumers to enhance life experiences. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. The Grown Rogue portfolio of brands have a diverse cannabis product suite that includes premium flower (indoor and sungrown), flower pre-rolls, and flower jars. Grown Rogue is strategically focused on high quality, low cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other products such as edible, vape cartridges, pre-rolls, or concentrates. With its best-in-class production methods, low cost cultivation, award winning product, and geographic location in the famed Emerald Triangle, Grown Rogue is well positioned to execute on becoming a leader in flower production in the cannabis sector.

Oregon

Grown Rogue, through its wholly owned subsidiary, Grown Rogue Gardens, LLC (“GR Gardens”), operates four cultivation facilities in Oregon, comprising approximately 95,000 square feet of flowering cultivation canopy, that currently service the Oregon recreational marijuana market: two outdoor sungrown farms called “Foothill” and “Ross Lane”, and two state-of-the-art indoor facilities (“Rossanley” and “Airport”). GR Gardens currently holds five producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), two wholesaler licenses, and two processor licenses.

During the year ended October 31, 2023, we executed a two-year lease which includes an option to purchase Ross Lane, an Oregon property which includes 35 acres, 3 tax lots and an additional OLCC producer license. Subsequent to the balance sheet date on January 12, 2024, the Company executed on this purchase option for total consideration of $1,525,000 comprised of a promissory note of $1,285,000 with the remaining consideration consisting of down payment and credit for prepaids rents.

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

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Foothill and Ross Lane are outdoor farms with 40,000 square feet of flowering canopy each, for a total of 80,000 square feet, sitting on a combined land package of approximately 135 acres. Our “Trail’s End” outdoor property will not be cultivated in 2023, and we will transfer the Trail’s End license to Ross Lane for production in 2024 to streamline operational efficiencies by centralizing production facilities.

Rossanley, an approximately 17,000 square-foot indoor facility, with approximately 5,600 square feet of flowering bench space, produces high-quality indoor flower through controlled environment agriculture (“CEA”) operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we produce a year-round supply of high-quality cannabis flower with multiple harvests per month. Rossanley has eight dedicated flower rooms, which allows for an average of nearly four harvests per month resulting in approximately 4,000 pounds annually.

Airport, acquired in 2022, is a 30,000 square foot indoor growing facility adding 30,000 square feet of CEA indoor production space and 9,152 square feet of flowering bench space. Airport is a short distance from Rossanley, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices developed at Rossanley.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 20,000 and 24,000 pounds, depending upon various factors including sungrown seasonality and strain performance.

Michigan

As described in Item 4(A) – “History and Development of the Company”, we acquired a 60% controlling interest in Golden Harvests in May 2021. Golden Harvests operates a single, 80,000 square ft facility that currently serves the Michigan recreational and medical market. Golden Harvests currently holds two medical Class C licenses and 4 recreational class C licenses, allowing for 3,000 and 8,000 plants, respectively.

The Golden Harvests facility is approximately 60% constructed, with approximately 50,000 square feet in operation, including approximately 14,550 square feet of flowering bench space, in addition to all the ancillary support space, including office and administration to support the operations The facility produces high quality indoor flower CEA, with fourteen individual flowering rooms in operation. Harvested pounds in Michigan in 2023 totaled approximately 10,000 pounds. Golden Harvests produces bulk flower, packaged flower, and manufactures pre-rolls on site.

Services

On May 24, 2023, GR Unlimited entered into an independent contractor consulting agreement (the “Consulting Agreement”) with Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF) (“Goodness Growth”). Under the Consulting Agreement, GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

Under the initial term of the Consulting Agreement, which expires on June 30, 2025, Goodness Growth will provide compensation to GR Unlimited for sustained consulting support, including input on systems and processes, and recommendations to improve Goodness Growth’s cultivation operations. GR Unlimited will be entitled to receive additional incentive compensation if our services result in improved cash flow performance as compared to Goodness Growth’s baseline expectations over the term of the agreement. Our cooperation in the agreement will be on an exclusive basis to Goodness Growth within the markets in which Goodness Growth operates. The agreement will automatically extend for up to two additional two-year terms, unless terminated by Goodness Growth or the Company.

A termination fee of at least $5,000,000 is payable to GR Unlimited in the event that Goodness Growth is acquired, sells all or substantially all of its assets, or is merged into another entity and is not the surviving entity of such merger. In addition, a termination fee of at least $2,500,000 is payable to GR Unlimited in the event that the Consulting Agreement terminates for certain other conditions.

As part of this strategic agreement, Goodness Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to the Company, with a strike price equal to CAD$0.317 (U.S.$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company will issue 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Goodness Growth, with a strike price equal to CAD$0.225 (U.S.$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement. These warrants were issued on October 5, 2023.

The Consulting Agreement and amendments to the Consulting Agreement provides for service revenue earned by us the Company to be calculated beginning January 2023, and we reported service revenue of $929,016 and cost of service revenue of $308,461 for the year ended October 31, 2023.

Product

Grown Rogue produces a range of cultivars for consumers to enjoy, which are traditionally classified as indicas, sativas, and hybrids. Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category. In addition, we believe we achieved an outdoor production potency record, at the time, in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%. In 2023, Grown Rogue won 3rd place in the Oregon Grower’s Cup Outdoor category for its Sour Grape Strain. Consumers can enjoy bulk flower in both Oregon and Michigan. In the Michigan market we also offer our innovative nitrogen sealed 3.5 gram flower jars, our patented nitrogen sealed pre-rolls, 3.5 gram flower bags, and regularly packaged pre-rolls.

We recently launched a new line of strain-specific prepackaged flower, coupled with proprietary genetics, in Michigan, and launched a new branded pre-roll pack product in Oregon in 2023. In addition, Grown Rogue launched a new brand of pre-rolls, a rapidly growing category, called Yeti in 2023. According to LeafLink’s MarketScape data, Grown Rogue was the #1 flower producer in Oregon and a top 5 indoor flower wholesaler in Michigan in 2022 and in 2023.

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

Based upon information from MarketScape, which is part of the sales analytics tool utilized by LeafLink, which handles all of our sales and invoicing, we are the largest producer in Oregon and a top five indoor flower producer in Michigan.

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

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search-engine optimized (“SEO”) and includes calls to action that encourage consumers to become part of the Grown Rogue community by following the company on social media.

Grown Rogue is focused on providing education to new and existing consumers through Grown Rogue’s website but even more hands on through retail partners. We provide vendor and budtender education days where we spend one on one time with the budtenders educating them about everything Grown Rogue.

Grown Rogue strategically leverages the narrative at retail through digital and physical retail assets to further educate consumers about Grown Rogue.

Grown Rogue has established a social media presence that includes Facebook, Twitter, Instagram, LinkedIn, TikTok and YouTube. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

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

Plans for Expansion and Economic Outlook

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

The expansion into Airport and acquisition of a 60% interest in Golden Harvests represent execution of management’s strategy of growth through high quality, low-cost flower production. In addition, we have added a profitable services segment, which leverages our cultivation expertise to generate margin and increase our presence to two new states at low financial risk. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

We believe that the future of the cannabis industry is in branded products and that the leading brands are being developed on the west coast, which is well known for high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale we view as optimal to maximize profits. Over the next twelve months, Grown Rogue is focused on furthering our footprints and flower market shares in the Oregon and Michigan markets, strengthening our presence in Minnesota and Maryland (by way of the Consulting Agreement), continuing to add new products to our portfolio, and exploring and executing on strategic opportunities in new states.

With the recent shift in political landscape, Grown Rogue has also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. We believe Oregon will be a large export state. Being located in the Emerald Triangle also provides a unique product differentiator due to the ability to produce high quality low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy to take advantage of what is projected to be a multi-billion dollar export business is developing, and we are excited to begin implementation of this business plan over the coming years.

C.	ORGANIZATIONAL STRUCTURE

As of the date of this Report, and as a result of the Transaction, we have five wholly-owned subsidiaries: GR Unlimited, GR Gardens, Grown Rogue Distribution, LLC (“GR Distribution”), GRU Properties, LLC (“GRUP”), and GRIP, LLC (“GRIP”). The Company owns GR Gardens, GR Distribution, GRUP, and GRIP, indirectly through its ownership of GR Unlimited; each of GR Gardens, GR Distribution, GRUP, and GRIP is a wholly owned subsidiary of GR Unlimited. Through GR Unlimited, the Company also has an indirect ownership of 87% interest in GR Michigan, LLC (“GR Michigan”), and 87% of Canopy Management LLC, which owns 60% of Golden Harvests. The Company also owns Grown Rogue Retail Ventures, LLC (“GR Retail”) indirectly through its ownership of GR Unlimited as GR Retail is a wholly owned subsidiary of GR Unlimited, which owns 43.5% of GR Retail.

All intercompany balances and transactions have been eliminated on consolidation.

The following tables include wholly owned subsidiaries of the Company following the Transaction:

Grown Rogue International Inc.
100% owned subsidiaries incorporated in the Province of Ontario	100% owned subsidiary Organized in Oregon
Grown Rogue Canada Corp. (incorporated November 15, 2018)	Grown Rogue Unlimited, LLC (organized in Oregon October 31, 2016)

Grown Rogue Unlimited, LLC
100% owned subsidiaries of Grown Rogue Unlimited, LLC organized in Oregon*
Grown Rogue Gardens, LLC (organized November 1, 2016)	Grown Rogue Distribution, LLC (organized November 1, 2016)	GRU Properties, LLC (organized November 1, 2016)	GRIP, LLC (organized October 31, 2016)

*	GR Unlimited also owns (i) an 87% interest in GR Michigan; (ii) and an 87% interest in Canopy, in which Canopy owns a 60% controlling interest in Golden Harvests. GR Michigan, Canopy and Golden Harvests are LLCs organized in Michigan. Additionally, GR Unlimited owns a 43.5% interest in GR Retail, an entity organized in Delaware.

The corporate structure of the Company as of the date of this Report is as follows:

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	87% by Grown Rogue Unlimited, LLC
Golden Harvests, LLC	60% by Canopy Management, LLC
Grown Rogue Retail Ventures, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue West New York, LLC	43.5% by Grown Rogue Retail Ventures, LLC**

**	The Company, through its subsidiary GR Retail invested $500,000 in the equity of GR West NY. GR West NY is a lender to a retail business in New Jersey.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

The Company leases approximately 35 acres of real property, with an option to purchase, in Jackson County, Oregon, commonly known as 2888 Ross Lane, Central Point, Oregon, through that certain Commercial Lease Agreement, dated December 20, 2022, between Lender Capital, LLC, and GR Gardens., Subsequent to the statement of financial position dated October 31, 2023, the Company exercised its option to purchase the Ross Lane property on January 12, 2024 for a total purchase price of $1,525,000. After applying deposits in escrow and rents paid adjustments, the remaining consideration due of $1,285,000 is in the form of a secured promissory note payable over 36 months.

The Company leases property located at 333 Morton St, Bay City, Michigan, pursuant to that certain Commercial Lease Agreement, dated February 1, 2020, between David Pleitner, LLC and Golden Harvests.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended October 31, 2023, 2022 and 2021 and notes thereto included under Item 18.

Certain statements made in this Item are forward-looking statements. Forward- looking statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein. See, Item 3.D Key Information - Risk Factors for discussion of important factors, which could cause results to differ materially from the forward-looking statements below.

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

The Company’s registered office is 40 King St W Suite 5800, Toronto, ON M5H 3S1, Canada. Shares of our common stock quoted on OTC Markets under the symbol GRUSF and listed on the CSE under the symbol GRIN.

The Consolidated Financial Statements include the accounts of Grown Rogue International Inc., the legal parent, together with its wholly owned subsidiaries as at October 31, 2023: GR Unlimited, and GR Unlimited’s subsidiaries (collectively referred to as the “Subsidiaries”). GR Unlimited’s wholly-owned subsidiaries include GR Gardens; GR Distribution, LLC; GRUP; and GRIP. GR Unlimited also has an 87% interest in GR Michigan, as well as an 87% interest in Canopy, which owns 60% of Golden Harvests.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to fund its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financing in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The Company’s Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favorable market conditions to sustain future development of the business. At October 31, 2023 and 2022, the Company considered its capital structure to be comprised of shareholders’ deficiency.

BASIS OF PREPARATION

Statement of Compliance

The Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The Board of Directors approved the Consolidated Financial Statements on February 27, 2024.

Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. The Company’s significant accounting policies are disclosed in Note 2 of the Consolidated Financial Statement attached hereto.

Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the U.S. dollar. The Consolidated Financial Statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statement of comprehensive income (loss).

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

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i)	In October 2022, the IASB amended IAS 1 Presentation of Financial Statements. The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(ii)	In May 2020, the IASB published ‘Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)’ amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

(iii)	As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

(iv)	As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9 Financial Instruments. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

(v)	In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is evaluating the potential impact of this standard on the Company’s consolidated financial statements.

SEGMENTED INFORMATION

The Company’s operating segments include the production and sale of cannabis and the provision of consulting services in the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenues were generated in the United States during the periods ended October 31, 2023, 2022 and 2021. As such, amounts disclosed in the Consolidated Financial Statements also represent the single operating and geographical reporting segment.

Geographical information relating to the Company’s activities is as follows:

Geographical segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments
At October 31, 2023	6,640,932	4,016,861	1,361,366	-	12,019,159
At October 31, 2022	4,719,260	3,741,309	-	-	8,460,569
Year ended October 31, 2023
Net revenue	11,001,261	11,422,908		929,016	23,353,185
Gross profit	5,259,439	6,791,700		620,375	12,671,514
Gross profit before fair value adjustment	4,615,259	6,653,234		620,375	11,888,868
Year ended October 31, 2022
Net revenue	8,852,104	8,905,179	-	-	17,757,283
Gross profit	3,039,159	5,083,919	-	-	8,123,078
Gross profit before fair value adjustments	3,089,302	5,440,542			8,529,844
Year ended October 31, 2021
Net revenue	5,152,286	3,882,332	344,055	-	9,378,673
Gross profit	2,325,304	3,585,462	189,702	-	6,100,468

(1)	Includes: Plant and equipment, and non-current assets other than financial instruments.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective November 1, 2018 and changed its name from Novicius Corp. to Grown Rogue International Inc.

a)	Share Capital

Authorized:

Unlimited number of shares of common stock at no par value

Unlimited number of preferred shares issuable in series

Shares of Common Stock Issued:

The following table sets out the changes in shares of common stock during the respective periods, presented at the number of common shares issued in connection with completion of the Transaction:

	Number	Amount $
Balance October 31, 2020	107,782,397	$14,424,341
Shares issued for employment, director, and consulting services	534,294	95,294
Shares issued pursuant to private placement	10,231,784	1,225,000
Expenses of non-brokered private placement	-	(15,148)
Shares issued to extend payment due date	25,000	2,103
Shares payments towards acquisition of Golden Harvests and extend due date	600,000	107,461
Shares issued to partner creditor	400,000	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants	23,162,579	3,738,564
Expenses of brokered private placement of Special Warrants	-	(485,722)
Broker and advisory warrants issued pursuant to Special Warrant financing	-	(210,278)
Settlement of convertible debentures for cash and common shares	10,488,884	916,290
Purchase of non-controlling interest in subsidiary	3,711,938	664,816
Balance October 31, 2021	156,936,876	$20,499,031
Shares issued for employment, director, and consulting services	529,335	59,796
Private placement of shares	13,166,400	1,300,000
Balance October 31, 2022	170,632,611	21,858,827
Shares issued in consideration for the acquisition of Golden Harvests	200,000	35,806
Shares issued as partial settlement of December Convertible Debentures	11,173,275	2,698,789
Balance October 31, 2023	182,005,886	24,593,422

Preferred Shares Issued:

At October 31, 2023 and 2022, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	October 31, 2023		October 31, 2022
Warrants	Number of Warrants	Weighted Average Price (CAD$)	Number of Warrants	Weighted Average Price (CAD$)
Outstanding, beginning of year	33,510,696	$0.28	56,919,787	$0.22
Issued pursuant to December Convertible Debentures	6,716,499	0.25	-	-
Issuance pursuant to July Convertible Debentures	13,737,500	0.28	-	-
Issuance pursuant to August Convertible Debentures	2,816,250	0.28	-	-
Issuance pursuant to Consulting Agreement with Goodness Growth	8,500,000	0.33	-	-
Expiration of warrants	(33,510,696)	(0.28)	(23,409,091)	(0.14)
Balance, end of year	31,770,249	$0.29	33,510,696	$0.28

The following tables summarize the outstanding warrants at October 31, 2023 and 2022, respectively:

Number of Warrants 2023	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (Years)
6,716,499	$0.25	December 2, 2025	2.09
13,737,500	0.28	July 13, 2026	2.70
2,816,250	0.28	August 17, 2026	2.80
8,500,000	0.33	October 5, 2028	4.93
31,770,249	$0.29		3.18

Number of Warrants 2022	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (Years)
8,200,000	$0.20	February 5, 2023	0.27
23,162,579	0.30	March 5, 2023	0.34
2,148,117	0.44	June 28, 2023	0.66
33,510,696	$0.28		0.34

d)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	October 31, 2023	October 31, 2022	October 31, 2021
Weighted Average Shares Outstanding, basic	172,708,792	169,193,812	135,231,802
Weighted Average Shares Outstanding, diluted	172,708,792	169,193,812	135,231,802

e)	Share Purchase Options

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options	Weighted Average Exercise Price CAD$
Balance, October 31, 2020	3,720,000	$0.19
Granted to employees	3,085,000	0.20
Forfeitures by service providers	(65,000)	0.15
Forfeitures by employees	(965,000)	0.15
Forfeitures by employees	(10,000)	0.22
Balance, October 31, 2021	5,765,000	$0.20
Granted to employees	605,000	0.15
Forfeitures by service providers	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance, October 31, 2022	4,910,000	$0.18
Granted to employees	3,650,000	0.15
Granted to employees	400,000	0.30
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(430,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance, October 31, 2023	11,205,000	$0.17

The following table is a summary of the Company’s stock options outstanding and exercisable at October 31, 2023:

Options Outstanding				Options Exercisable
Exercise Price CAD$	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price CAD$
$0.15	1,845,000	0.7	July 2024	1,782,500	$0.15
0.15	200,000	1.1	November 2024	200,000	0.15
0.30	1,000,000	1.5	April 2025	850,000	0.30
0.16	1,150,000	1.6	May 2025	1,150,000	0.16
0.15	85,000	2.0	November 2025	85,000	0.15
0.15	300,000	2.5	April 2026	150,000	0.15
0.15	6,225,000	3.2	January 2027	400,000	.015
0.30	400,000	3.9	September 2027		0.30
$0.17	11,205,000	2.4		4,617,500	$0.17

OVERALL PERFORMANCE

Revenues during the year ended October 31, 2023, were higher than the comparative period in 2022, due primarily to an increase in total pounds sold.

Years ended October 31,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Revenue from Grown Rogue production	22,424,169	17,757,283	4,666,886	26%
Revenue from services	929,016	-	929,016	n/a
Total revenue	23,353,185	17,757,283	5,595,902	32%

Years ended October 31,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Indoor	17,813,172	15,678,541	2,134,631	14%
Outdoor	2,471,790	733,212	1,738,578	237%
Pre-rolls	821,774	327,775	493,999	151%
Trim and other	1,317,433	1,017,060	299,678	29%
Revenue from Grown Rogue production	22,424,169	17,756,588	4,666,886	26%

Cost of finished cannabis inventory sold during the year ended October 31, 2023, increased by 21% from the year ended October 31, 2022, while revenues for the same periods increased 26%. This reflects the impact to cost goods sold of operational and scale efficiencies and increased sales volume (pounds sold increased 32%), and the impact to sales revenues of increased sales volume and a 4% decrease in average selling price (“ASP”). The following table summarizes costs of sales for the years ended October 31, 2023 and 2022:

Years ended October 31,	2023 ($)	2022 ($)	Change ($)	Change (%)
Cost of finished cannabis inventory sold	11,155,676	9,227,439	1,928,237	21%
Costs of service revenues	308,641	-	308,641	n/a
Costs of goods sold, excl. fair value items	11,464,317	9,227,439	2,236,878	24%

For the year ended October 31, 2023, the Company reported a gross margin of $12,671,514 (2022 - $8,012,078). Our ability to generate margin depends upon the following significant factors: direct and indirect costs incurred to grow biological assets and complete inventory; depreciation of capital investments required to grow biological assets and complete inventory; and the impact of the adjustments that result from the fair valuation of biological assets. We prioritize cost efficiency in production and efficiency of capital allocation, and to maximize sales revenues through a variety of efforts, including production of flower which is desirable to consumers, sales team incentives, and continually increasing the number of our wholesale customers.

Operating expenses for the year ended October 31, 2023, were $8,417,363, an increase of $1,251,434 when compared to expenses of $7,165,929 for the year ended October 31, 2022. Increased general and administrative costs during the year ended October 31, 2023, were primarily due to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the years ended October 31, 2022 and 2023.

During the year ended October 31, 2023, we added $4,008,866 (2022 - $4,000,874) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $1,456,782 (2022 - $1,111,283) for property and equipment additions.

On April 14, 2022, the Company closed the purchase of indoor growing assets from High Street Capital Partners, LLC (see Item 4.A History and Development of the Company). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. The collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the Secured Promissory Note between Grown Rogue Distribution, LLC and HSCP Oregon, LLC, were amended. As amended, the secured promissory note was to be fully settled by two principal amounts of $500,000 (the “First Principal Payment”) and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

On May 1, 2023, the terms of the secured promissory note were amended for a second time (the “Second Amendment”). Under the Second Amendment, the secured promissory note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the First Amendment was due and payable. The remaining principal balance of $500,000 (the “Second Principal Amount”), which bears no interest, was due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The Company paid $900,000 during the year ended October 31, 2023.

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the December Convertible Debentures an aggregate of 6,716,499 Warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading days. The December Convertible Debentures and December Warrants issued pursuant to the private placement (and the underlying common shares) were subject to a statutory hold period of four months and one day from the closing date.

During the year ended October 31, 2023, two holders of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 common shares respectively.

On July 13, 2023, the Company announced the closing of the first tranche of a non-brokered private placement of the unsecured convertible debentures (“July Convertible Debentures”) with an aggregate principal amount of $5,000,000. The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 warrants (the “July Warrants”), that represents one-half of one warrant for each CAD$0.24 of principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading days. The July Warrants’ expiry date will be accelerated to 90 days following notice of the acceleration.

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures the August Convertible Debentures for gross proceeds of U.S.$1,000,000, for a total aggregate principal amount under both tranches of totaling $6,000,000 for both of the July Convertible Debentures and August Convertible Debentures. Additionally, on closing, the Company issued to subscribers under of the August Convertible Debentures the second tranche an aggregate of 2,816,250 common share purchase warrants. The terms of the convertible debentures and warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

During the year ended October 31, 2023, we granted 6,800,000 stock options, exercisable at a weighted average exercise price of CAD$0.16 per share and the vesting charge related to the outstanding options was $344,593.

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

A.	OPERATING RESULTS

Selected Annual Information

The following table reflects the summary of results for the years set out.

Years ended October 31,	2023 ($)	2022 ($)	2021 ($)
Total revenue	23,353,185	17,757,283	9,378,673
Income from operations	4,254,151	957,149	701,576
Net income (loss)	(662,320)	419,951	(1,014,747)
Net income (loss) per share, basic and diluted	(0.00)	0.00	(0.02)
Comprehensive income (loss)	(666,882)	400,716	(1,092,928)
Comprehensive income (loss) per share, basic and diluted	(0.00)	0.00	(0.02)
Total assets	30,162,721	16,370,582	14,207,700
Total non-current liabilities	4,610,087	2,114,978	3,224,677
Cash dividends	Nil	Nil	Nil

Revenue

The following tables summarize revenues earned during the years ended October 31, 2023, and 2022.

Years ended October 31,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Revenue from Grown Rogue production	22,424,169	17,757,283	4,666,886	26%
Revenue from services	929,016	-	929,016	n/a
Total revenue	23,353,185	17,757,283	5,595,902	32%

Revenue from Grown Rogue production is detailed in the following table:

Years ended October 31,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Indoor	17,813,172	15,678,541	2,134,631	14%
Outdoor	2,471,790	733,212	1,738,578	237%
Pre-rolls	821,774	327,775	493,999	15%
Trim and other	1,317,433	1,017,060	299,678	29%
Revenue from Grown Rogue production	22,424,169	17,756,588	4,666,886	26%

Revenues during the year ended October 31, 2023, were higher than the comparative period in 2022, due primarily to an increase in total pounds sold. We increased indoor and outdoor flower sold from ongoing operations during the year ended October 31, 2023, by 32% and realized an ASP decrease of 4%. Indoor ASP increased by 2% and outdoor ASP increased 34%. The following tables summarize pounds sold, revenues from those pounds, and average selling prices.

Years ended October 31,	2023 Pounds sold	2022 pounds sold	Pounds variance	2023 ASP ($)	2022 ASP ($)	ASP variance
Indoor	20,329	18,325	2,004	876	856	20
Outdoor	7,114	2,828	4,286	347	259	88
Pre-rolls	651	187	464	1,263	1,754	(491)
Total	28,094	21,340	6,754	751	784	(33)

	For the Years Ended October 31,
General and Administrative	2023	2022	2021
Office, banking, travel and overheads	$1,960,695	$1,929,385	$1,185,275
Professional services	585,342	456,532	767,050
Salaries and benefits	3,919,840	3,466,319	2,030,925
Total	$6,465,877	$5,852,236	$3,983,250

Increased general and administrative costs during the year ended October 31, 2023, were primarily due to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion of which is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the year ended October 31, 2023 and 2022.

Equity-Based Compensation

Employees

For the years ended October 31, 2023, 2022, and 2021, the Company recorded employee equity-based payments valued at $202,208, $107,695, and $324,768, respectively.

During fiscal 2023, the Company granted the following stock options to employees:

Number granted	Vesting terms	Exercise price (CAD$)	Expiration
200,000	1/3 on each anniversary of grant date	0.15	4 years from date of grant
200,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
400,000	Fully vested on grant date	0.15	4 years from date of grant
6,000,000	Vest on one year anniversary of grant date	0.15	4 years from date of grant
6,800,000		0.15

Non Employees

For the year ended October 31, 2023, the Company recorded non-employee equity-based compensation valued at $142,385 compared to $49,258 and $14,187 for the same periods in 2022 and 2021, respectively.

Interest

For the year ended October 31, 2023, the Company recorded interest expense of $370,616, compared to $402,239 and $197,632 for the years ended October 31, 2022 and 2021, respectively.

Gain on Debt Settlement

During fiscal 2022, the Company reported gain on debt settlement of $453,858 related primarily to settlement of debt for marketable securities. During fiscal 2021, the Company reported gain on debt settlement of $141,180 related to settlement of trade payables. There was no gain on debt settlement to report for fiscal year 2023.

Total Other Comprehensive Income (Loss)

Currency Translation Adjustment

For the year ended October 31, 2023, the Company recorded a currency translation expense of $4,562, compared to $19,235 for the year ended October 31, 2022, and $78,181 for the year ended October 31, 2021.

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

Net Loss and Comprehensive Loss

For the year ended October 31, 2023, the net loss was $662,320 compared to net income of $419,951 for the year ended October 31, 2022, and a net loss of $1,014,747 for the year ended October 31, 2021. The improvement in net income for the year ended October 31, 2022, is a result of reporting operating profitability of $957,149 during the year ended October 31, 2022, as compared to $701,576 during the year ended October 31, 2021. Significant deductions from operating profit during 2023 and 2021 included an unrealized loss on derivative liabilities, measured by non-cash fair value adjustments.

Comprehensive income (loss) for the years ended October 31, 2023, 2022 and 2021 reflect net income (loss) adjusted for the impact of foreign currency translation.

Total Loss per Share, Basic

Comprehensive income (loss) per share for the year ended October 31, 2023 was $(0.00) compared to total basic loss per share of $0.00 and $(0.02) in 2022 and 2021, respectively.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

Fiscal Year	2023	2023	2023	2023
Quarter ended	Oct	Jul	Apr	Jan
Revenue ($)	6,522,291	6,295,717	6,004,637	4,530,540
Net income (loss) ($)	(2,012,324)	345,488	411,979	592,537
Net income (loss) per share, basic and diluted	(0.00)	0.00	0.00	0.01

Fiscal Year	2022	2022	2022	2022
Quarter ended	Oct	Jul	Apr	Jan
Revenue ($)	5,072,635	4,251,808	4,700,127	3,732,713
Net income (loss) ($)	(451,630)	571,406	144,734	155,441
Net income (loss)/share, basic and diluted	(0.00)	0.00	0.01	0.00

COMMITMENTS

Set out below are undiscounted minimum future lease payments after October 31, 2023.

Total future minimum lease payments
Less than one year	$1,108,495
Between one and five years	2,572,570
Total	$3,681,065

The Company has four lease contracts with extension options remaining after October 31, 2023, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$4,073,488	$6,439,274

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next three years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	2,359,750	-	-
Lease liabilities	824,271	1,116,399	978,013
Convertible debentures	-	-	2,412,762
Debt	1,285,604	102,913	-
Business acquisition consideration payable	360,000	-	-
Total	4,829,625	1,219,312	3,390,775

B.	LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs, but has not yet reached productive scale to generate net income and positive net cash flows from operations on a consistent basis. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs. We raised gross proceeds of $8.0 million during the year ended October 31, 2023 (2022 - approximately $1.4 million). We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

Cash flows

The following table summarizes certain cash flow items for the year ended October 31, 2023, 2022, and 2021.

Years ended October 31,	2023 ($)	2022 ($)	2021 ($)
Net income (loss)	(662,320)	419,951	(1,014,747)
Net cash provided by (used in) operating activities	5,729,351	2,004,175	(238,461)
Net cash used in investing activities	(2,887,308)	(1,113,283)	(2,727,008)
Net cash provided by (used in) by financing activities	4,433,820	(422,541)	3,861,714
Net increase in cash and cash equivalents	7,275,863	468,351	896,245
Effect of currency translation	(2,210)	918	7,233
Cash and cash equivalents, beginning	1,582,384	1,114,033	217,788
Cash and cash equivalents, ending	8,858,247	1,582,384	1,114,033

Operating activities

During the year ended October 31, 2023, cash provided by operating activities was $5,729,351 (2022 –$2,004,175). This number was derived by adding back non-cash items to net income (loss), including the following significant adjustments:

●	$578,641 (2022 - $750,916) in amortization of property and equipment;

●	$1,757,672 (2022 - $1,102,688) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $3,355,797 (2022 – $3,278,572) from the unrealized change in fair value of biological assets;

●	$2,573,151 (2022 - $3,685,338) for changes in fair value in inventory sold;

●	Deduction of $470,358 (2022 - $nil) from deferred income taxes benefit;

●	$344,593 (2022 - $96,649) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$1,026,732 (2022 - $491,751) in accretion of interest expense on debt and convertible debentures outstanding;

●	$Nil (2022 - $333,777) from the unrealized loss on our investment in PBIC shares, measured at PBIC’s publicly quoted share price;

●	$Nil (2022 - $455,674) from gain on debt settlement;

●	$4,563,498 (2022 - $Nil) from the loss on fair value of derivative liability; and

●	$Deduction of $129,113 (2022 – $nil) from the unrealized loss on warrants asset.

Increases in non-cash working capital are summarized in the following table.

Years ended October 31,	2023 ($)	2022 ($)
Accounts receivable	(465,465)	(904,711)
Inventory and biological assets	(767,636)	(94,595)
Prepaid expenses and other assets	(40,513)	5,267
Accounts payable and accrued liabilities	569,451	(124,334)
Interest payable	-	(13,750)
Income tax payable	55,024	56,401
Unearned revenue	(28,024)	(95,389)
Total	(677,163)	(1,171,111)

Changes in accounts receivable are due to the timing and collection of sales. Changes in inventory and biological assets reflect increases due to increased productive capacity, as well as the timing of harvests, the timing of the completion growth cycles, and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities reflect the use of credit terms and cash flow management based upon ongoing liquidity management.

Investing activities

During years ended October 31, 2023, we added $4,008,866 (2022 - $4,000,874) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $1,456,782 (2022 - $1,111,283) for property and equipment additions.

Financing activities

Net cash flows from financing activities during the year ended October 31, 2023, were $4,433,820 (2022 – net cash used of $422,541). Significant financing activities included the following:

●	Proceeds of $8,000,000 from issuance of convertible debentures;

●	Repayment of $261,006 of convertible debentures;

●	Repayments of $1,673,344 of lease principal; and

●	Repayments of $1,631,830 of long-term debt.

Financing activities during the comparable year ended October 31, 2022, included the following:

●	Debt proceeds of $100,000 borrowed for general purposes;

●	$1,300,000 raised through a private placement of common shares;

●	Repayments of $1,089,738 of lease principal; and

●	Repayments of $732,803 of long-term debt.

Trends and expected fluctuations in liquidity

	October 31, 2023 ($)	October 31, 2022 ($)	Variance ($)	Variance (%)
Current assets	17,421,537	7,910,013	9,511,524	120%
Current liabilities	(13,004,181)	(5,315,904)	(7,688,277)	145%
Working capital	4,417,356	2,594,109	1,823,247	70%

Working capital varied from October 31, 2022, to October 31, 2023, due to primarily to an increase in net cash provided by financing activities, which was $4,433,820 during the year ended October 31, 2023 as compared to cash used by financing activities of $422,541 during the year ended October 31, 2022.

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

We do not engage in significant research and development activities. As such, included in general and administrative expenses are limited research and development expenses during the years ended October 31, 2023 and 2022.

D.	TREND INFORMATION

The trend of cannabis legalization in the United States has resulted in a significant opportunity. Forty-one U.S. states, as well as the District of Columbia and Puerto Rico, have legalized adult-use or medical cannabis markets. In the U.S., adult-use sales are expected to grow at a compounded annual growth rate of 21.7% through year 2025, and U.S. adult-use and medical sales are projected to reach U.S.$33.9 billion by year 2025 [Source: The State of Legal Cannabis Markets from Arcview Market Research and BDS Analytics, 8th Edition].

For the years ended October 31, 2023, 2022 and 2021, total sales of cannabis products in Oregon were approximately $946 million; $1,011 million, and $1,195 million, respectively. The Oregon market experienced unprecedent growth during the height of the COVID-19 pandemic and total sales of cannabis products in Oregon has since trended down. Despite this downward trend, the Company has continued to experience increases in total sales in Oregon. The following table summarizes sales prices for indoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2023	2022	2021
Average of monthly ($/lb)	1,222	1,270	1,683
Minimum monthly ($/lb)	1,000	1,183	1,499
Maximum monthly ($/lb)	1,380	1,399	1,798
First month of year / ending month of year	1,183 / 1,299	1,499 / 1,183	1,599 / 1,499

The following table summarizes sales prices for outdoor-grown cannabis by producers to retailers in Oregon.

Fiscal year	2023	2022	2021
Average of monthly ($/lb)	375	487	818
Minimum monthly ($/lb)	250	300	599
Maximum monthly ($/lb)	400	699	899
First month of year / ending month of year	300 / 375	599 / 300	887 / 599

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

J. Obie Strickler – President, Chief Executive Officer and Director. Mr. Strickler is the President, Chief Executive Officer and Chairman of the Company. He is also CEO, President, and founder of GR Unlimited. He founded Canopy in 2015 to consolidate the three medical facilities he had operated since 2006 within one company. Mr. Strickler formed GR Unlimited in 2016 and entered the Oregon recreational cannabis market with a plan to build a multi-national cannabis brand. Mr. Strickler has been active in the Oregon medical marijuana market since early 2000 where he organically scaled a single 15 plant property to four separate facilities with approximately 200 outdoor plants and 30 lights operating indoors. Mr. Strickler has a Bachelor of Science in Geology from Southern Oregon University and is also an Oregon Professional Geologist. During the time he was financing and overseeing Canopy’s growth he was also the regional manager for a large multi-service environmental company where he oversaw a staff of 15 people before starting his own business in 2011 to provide management services to large natural resource companies primarily in the mining sector. In this role, he was responsible for building and integrating complex technical teams to advance large, world-class, multi-billion-dollar mining projects from exploration through feasibility primarily in base and precious metals. In 2014, Mr. Strickler teamed with aerospace engineers to form HyperSciences, Inc a platform technology company focused on commercializing hypervelocity technology into a variety of industrial applications. Mr. Strickler helped secure a large contract with one of the world’s larger oil and gas providers to solve deep drilling challenges and moved this project through proof of concept before departing to focus on the opportunities in cannabis full time. Mr. Strickler will take his production experience in the cannabis industry and his integration and execution experience from the natural resource industry to build GR Unlimited into a premier cannabis company. Mr. Strickler is 43 years old and is employed on a full-time basis with the Company. Mr. Strickler has not signed a non-competition or non-disclosure agreement with the Company.

Ryan Kee – Mr. Kee is an experienced accounting professional with a history of working in mining in various global jurisdictions. He is skilled in financial reporting, IT integrations, and team building and development. Mr. Kee has a Bachelor of Science in Accounting and Spanish from the University of Idaho, and is a Certified Public Accountant, licensed in Washington state. He has developed financial models to quantitatively describe the cost profiles of operating mines, optimize grade cutoffs, and drive cost reductions. Most recently, he led accounting, supply chain, and IT teams for an operating gold mine in South America, and will apply the best practices learned and developed in mining to cannabis production. Mr. Kee is 40 years old and is employed with the Company.

Sean Conacher – Mr. Conacher is an experienced executive with a demonstrated history of working in the financial services and marketing sectors. He is skilled in entrepreneurship, venture capital, public and private equity, foreign exchange, options and asset management. He is currently the Chief Strategy Officer of PBIC, a publicly traded investment corporation that offers unique global exposure to the emerging global cannabis and plant-based sector. PBIC’s main objective is to provide shareholders long-term total return through its actively managed portfolio of securities, both public and private, operating in, or that derive a portion of their revenue or earnings from products or services related to the cannabis and plant-based industry. Mr. Conacher is 53 years old and intends to devote the time necessary to serve as a director of the Corporation.

Abhilash Patel – Director. Mr. Patel is a serial entrepreneur, venture investor, speaker, and philanthropist. He is currently Founder and Principal at Lotus Capital, an early-stage investment fund in Santa Monica, California. He is on the board of directors for several non-profit organizations in Southern California, including the Los Angeles Food Bank, Junior Achievement of Southern California, and 10,000 Beds. Previously, Mr. Patel was founder and CEO at Ranklab, a digital marketing agency listed in Inc. Magazine’s fastest growing private companies in 2015, and Co-founder at Recovery Brands, a digital publishing company based in San Diego, CA. In 2015 both companies were acquired by AAC, Holdings Inc. and Mr. Patel remained in an active leadership position at both companies until his exit in late 2016. Mr. Patel holds a Bachelor of Arts in Economics and Philosophy from Columbia University, and a Master of Business Administration from the University of California, Los Angeles’ Anderson School of Management. Mr. Patel’s work has been featured in several major publications, including Inc., Huffington Post, Forbes, and Entrepreneur, USA Today, among others. Dr. Drew., Inc. named Mr. Patel “One of 20 Inspiring Entrepreneurs Improving Health for All” and Forbes highlights him in an interview entitled “How Web Publishing is Saving Lives”. Mr. Patel is 44 years old and intends to devote the time necessary to serve as a director of the Company, which is estimated to be 10% of his time. Mr. Patel has signed a non-disclosure agreement with the Company but has not signed a non-competition agreement with the Company.

Stephen Gledhill – Director and Audit Committee Chairman. Mr. Gledhill is a founding member and Managing Director of RG Mining Investments Inc. and RG Management Services Inc., both of which are accounting, administrative and corporate secretarial services companies. In 1992, he formed Keshill Consulting Associates Inc., a boutique management consulting practice. Mr. Gledhill has over 26 years of financial-control experience and acts as CFO and Corporate Secretary for multiple publicly-traded companies, several of which he was instrumental in scaling-up and taking public. He currently serves as the CFO of Caracara Silver Inc. (TSXV:CSV) and CO2 Gro Inc. (TSXV:GROW). Prior to the inception of RGMI and RGMS, Mr. Gledhill served as the Senior Vice President and CFO of Borealis Capital Corporation, a Toronto-based merchant bank as well as Vice President of Finance of OMERS Realty Corporation (ORC), the real estate entity of the Ontario Municipal Employees Retirement System. Mr. Gledhill is a Chartered Public Accountant and Certified Management Accountant and holds a Bachelor of Math Degree from the University of Waterloo. Mr. Gledhill is 63 years old and intends to devote the time necessary to serve as a director of the Company, which is expected to be 10% of his time. Mr. Gledhill has signed a non-disclosure agreement with the Company but has not signed a non-competition agreement with the Company.

B.	COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended October 31, 2023 and 2022.

Name	Year		Salary, consulting fee, retainer or commission	Bonus	Committee or meeting fees		Value of perquisites	Value of all other compensation		Total compensation
			($)	($)	($)			($)		($)
J. Obie Strickler,	2023		240,000	20,000	Nil		Nil	347,036	(1)	607,036
President, CEO, and Director	2022		240,000	Nil	3755		Nil	285,676		529,431

Adam August,	2023	(2)	192,038	Nil	Nil		Nil	41,262	(3)	233,300
Senior VP Grown Rogue Unlimited LLC	2022		150,000	Nil	Nil		Nil	Nil		150,000

Ryan Kee,	2023		152,957	Nil	Nil		Nil	40,133	(4)	193,090
Chief Financial Officer and Director	2022		180,000	Nil	1,788		Nil	5,281		187,069

Abhilash Patel,	2023		Nil	Nil	Nil		Nil	12,504	(5)	12,504
Director	2022		Nil	Nil	3,755		Nil	Nil		3,755

Stephen Gledhill,	2023		Nil	Nil	18,000	(6)	Nil	12,504	(5)	30,504
Director	2022		Nil	Nil	21,755		Nil	Nil		21,755

Sean Conacher,	2023		Nil	Nil	Nil		Nil	42,343	(5)	42,343
Director	2022		Nil	Nil	3,755		Nil	Nil		3,755

1)	Represents rents charged by a company owned by Mr. Strickler, lease payments for equipment sold by Mr. Strickler to the Company, and option expense payment made to Mr. Strickler.
2)	On January 4, 2024, we announced that Mr. August will be stepping down from his position as Senior VP and will continue to support us in an advisory capacity ensuring his long-standing institutional knowledge continues with the Company.
3)	Represents Option expense and interest paid on debenture to Mr. August.
4)	Represents Option expense paid to Mr. Kee.
5)	Represents stock option vesting expense.
6)	Mr. Gledhill was compensated $18,000 per year in fees in his role as chair of the Audit Committee and Compensation Committee.

Outstanding Option-Based Awards

The following table summarizes options outstanding at October 31, 2023.

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,845,000	1,782,500	0.7	July 2024
0.15	200,000	200,000	1.1	November 2024
0.30	1,000,000	850,000	1.5	April 2025
0.16	1,150,000	1,150,000	1.6	May 2025
0.15	85,000	85,000	2.0	November 2025
0.15	300,000	150,000	2.5	April 2026
0.15	6,225,000	400,000	3.2	January 2027
0.30	400,000	-	3.9	September 2027
0.17	11,205,000	4,617,500	2.4

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

For the financial year ended October 31, 2023, the Company’s NEO compensation program consisted of the following elements:

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

Incentive Plan Awards

During the year ended October 31, 2023, 6,800,000 stock options were granted to employees. During the year ended October 31, 2022, the Company granted 605,000 stock options to employees.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

At October 31, 2023, the Company had one executive employment agreement in place with the Chief Financial Officer, which could be triggered by termination, or a constructive dismissal within six months of a change in control event. If triggered, a payment equal to 50% of the Chief Financial Officer’s compensation for the twelve months prior to the change in control event would be due within sixty calendar days after the effective date of the triggering event.

The Company has no compensatory plan where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

The Company does not compensate its Board of Directors based on the number of meetings attended. Mr. Gledhill is paid a monthly fee of $1,500. Aggregate compensation paid to each director during the year ended October 31, 2023 is included in the Executive Compensation table above. As of the date of this Report, none of the Company’s directors has a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

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

Mr. Strickler, Mr. Patel, and Mr. Gledhill were appointed as directors on November 15, 2018. Mr. Conacher was appointed as a director on August 27, 2020 and Mr. Kee was appointed as a director on August 18, 2021. Our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws. Our chief executive officer, our president and our chief financial officer were appointed by our Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors.

As of the date of this Report our Board of Directors consists of five directors, two of which are considered “independent directors” in that they are “independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from their shareholding.” It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

The Company holds meetings as required, at which the opinions of the directors are sought by management and duly acted upon for all material matters relating to the Company.

Directorships

At October 31, 2023, the following director and officer of the Company also served as a director and/or officer of other reporting issuers, as follows:

Stephen Gledhill	CFO and Corporate Secretary of CO2 Gro Inc. (TSXV)
CFO and Corporate Secretary of POSaBIT Systems Corporation (CSE)
CFO and director of Bhang Inc. (CSE)

Board of Directors Mandate

The Board of Directors assumes responsibility for stewardship of the Company, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The Board of Directors reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct.

The Board of Directors approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts.

The Board of Directors ensures, at least annually, that there are long-term goals and a strategic planning process in place for the Company and participates with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. The strategic planning process is carried out at each Board of Directors meeting where there are regularly reviewed specific milestones for the Company.

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

Assessments

The Board of Directors assesses, on an annual basis, the contributions of the board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each is functioning effectively. The board monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees. The Audit Committee will annually review the Audit Committee Charter and recommend, if any, revisions to the board as necessary.

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

Role and Independence: Organization

The Committee assists the Board of Directors on fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing, internal control and financial reporting practices. It may also have such other duties as may from time to time be assigned to it by the board.

The Audit Committee is to be comprised of at least three directors.

All members shall, to the satisfaction of the Board of Directors, be financially literate (i.e. will have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto), and at least one member shall have accounting or related financial management expertise to qualify as “financially sophisticated”. A person will qualify as “financially sophisticated” if an individual possesses the following attributes:

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

●	Annual review and revision of the Charter as necessary with the approval of the board.

●	Review and obtain from the independent auditors annually a formal written statement delineating all relationships between the auditor and us, consistent with Independence Standards Board Standard 1. The Committee shall actively engage in a dialogue with the independent auditors with respect to any relationship that may impact the objectivity and the independence of the auditors and shall take, or recommend that the board take, appropriate actions to oversee and satisfy itself as to the auditors’ independence.

●	Recommending to the board the independent auditors to be retained (or nominated for shareholder approval) to audit our financial statements. Such auditors are ultimately accountable to the board and the Committee, as representatives of the shareholders.

●	Evaluating, together with the board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.

●	Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

○	Bookkeeping or other services related to our accounting records or consolidated financial statements;

○	Financial information systems design and implementation;

○	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

○	Actuarial services;

○	Internal audit outsourcing services;

○	Management functions or human resources;

○	Broker or dealer, investment advisor or investment banking services;

○	Legal services and expert services unrelated to the audit; and

○	Any other services which the Public Company Accounting Oversight Board determines to be impermissible.

●	Approving any permissible non-audit engagements of the independent auditors.

●	Meeting with our auditors and management to review the scope of the proposed audit for the current year, and the audit procedures to be used, and to approve audit fees.

●	Reviewing the audited consolidated financial statements and discussing them with management and the independent auditors. Consideration of the quality of our accounting principles as applied in its financial reporting. Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of our audited consolidated financial statement in our Report to Shareholders.

●	Discussing with management and the independent auditors the quality and adequacy of and compliance with our internal controls.

●	Establishing procedures: (i) for receiving, handling and retaining of complaints received by us regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

●	Review and discuss all related party transactions involving us.

●	Engaging independent counsel and other advisors if the Committee determines that such advisors are necessary to assist the Committee in carrying out its duties.

●	Publicly disclose the receipt of warning about any violations of corporate governance rules.

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

As of October 31, 2023, we had 204 employees compared to 181 and 110 employees as of October 31, 2022 and 2021, respectively.

E.	SHARE OWNERSHIP

Shares of our common stock are owned by Canadian residents, U.S. residents and residents of other countries. The only class of our securities, which is outstanding as of the date of the filing of this Report, is common stock. All holders of shares of our common stock have the same voting rights with respect to their ownership of shares of our common stock.

The following table sets forth as of February 28, 2024, certain information with respect to the amount and nature of beneficial ownership of shares of our common stock held by (i) each person who is a director or an executive officer of ours; and (ii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock(1)		Percentage
J. Obie Strickler	President, Chief Executive Officer and Director	34,194,416	(2)	18.78%
Ryan Kee	Chief Financial Officer and Director	97,500	(3)	0.05%
Adam August	Senior VP, Grown Rogue Unlimited LLC	5,255,500	(4)	2.89%
Abhilash Patel	Officer/Director	754,971		0.05%
Stephen Gledhill	Director	44,386		0.02%
Sean Conacher	Director	485,000		0.27%
All officers and directors as a group (6 persons)		40,801,773		22.06%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 182,005,886 shares of common stock outstanding as of February 28, 2024.
(2)	Mr. Strickler beneficially owns options to acquire 1,500,000 common shares at an exercise price of CAD$0.15 per common share, in which the options expire on January 10, 2027.

(3)	Mr. Kee owns options to acquire 1,000,000 common shares at an exercise price of CAD$0.15 per common share, in which 250,000 of these options expire on July 9, 2024, and the remaining 750,000 expire on January 10, 2027.
(4)	Mr. August owns options to acquire 1,500,000 common shares at an exercise of CAD$0.15 per common share, in which 750,000 of these options expire on July 9, 2024, and the remaining 750,000 expire on January 10, 2027. Mr. August acquired convertible debentures with a principal amount of $50,000 with a maturity date of December 2, 2025. The convertible debentures are convertible into 335,824 common shares at a conversion price of CAD$0.20 per common share. Mr. August also owns warrants to acquire 167,912 common shares. These warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.25 per common share and expire on December 2, 2025.

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

There were 182,005,886 issued and outstanding shares of our common stock as of February 28, 2024. As of February 28, 2024, to the best of our knowledge, Mr. Strickler, Bengal Catalyst Fund, LP and Aaron Edelheit were the only persons who held directly or indirectly or exercised control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below. The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
J. Obie Strickler	34,194,416	1	18.78%
Bengal Catalyst Fund, LP	24,365,000		13.38%
Aaron Edelheit	16,893,553	2	9.9%

(1)	Mr. Strickler owns options to acquire 1,500,000 common.
(2)	Mr. Edelheit holds his respective shares of common stock as the general partner of the following funds: Mindset Value Fund and Mindset Value Wellness Fund.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of February 28, 2024.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,079	164,723,855	90.50%	88.71%
USA	72	16,028,465	8.81%	11.14%
All Other	13	1,253,566	0.69%	0.15%
Total	1,164	182,005,886	100.00%	100.00%

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

Property and Equipment Leases

J. Obie Strickler, CEO, owns the Trails End Property that is one of the facility properties leased to GRUP. Beginning with the 2019 outdoor harvest and through December 31, 2021, 2.5% of gross sales achieved from this property were payable in cash to Mr. Strickler. During the year ended October 31, 2023, rent charged was $72,000 (2022 and 2021 - $72,000 and $72,000, respectively). The lease liability for Trails End at October 31, 2023, was 139,014 (2022 and 2021 - $193,312 and $242,228, respectively).

J. Obie Strickler, our CEO, beneficially owns the Lars Property which was leased to GR Gardens during the year ended October 31, 2021, and is located in Medford, Oregon with a term through June 30, 2026. Lease charges of $190,035 were incurred for the year ended October 31, 2023 (2022 and 2021 - $184,500 and $60,000 respectively). The lease liability for Lars at October 31, 2023, was $470,134 (2022 and 2021 - $607,900 and $727,885, respectively).

During the year ended October 31, 2021, Mr. Strickler leased two pieces of mobile equipment to the Company. During the year ended October 31, 2023, total aggregate payments of $9,971 were made (2022 - $28,871 and 2021 - $17,802). Both leases were fully paid as at October 31, 2023.

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by David Pleitner, the Company’s Michigan General Manager (“GM”). Morton is located in Michigan, with a lease term through January 2026. Lease charges of $180,000 (2022 - $152,000 and 2021 - $140,000) were incurred during the year ended October 31, 2023. The lease liability of Morton at October 31, 2023 was $377,043 (2022 and 2021 - $428,476 and $456,918, respectively).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by David Pleitner, the Company’s GM. The lease term was extended during the year ended October 31, 2023, through November 2023. Lease charges of $740,000 (2022 - $330,000 and 2021 - $nil) were incurred during the year ended October 31, 2023. The lease liability of Morton Annex at October 31, 2023, was $29,774 (2022 and 2021 - $211,991 and $nil, respectively).

Financing Transactions

On February 5, 2021, the Company completed the February 2021 Private Placement 2nd Tranche, comprised of 8,200,000 units (the “Units”) at CAD$0.16 per Unit for proceeds of CAD$1,312,000 (U.S.$1,025,000). Each Unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CAD$0.20 and a term of two years. Related party subscribers include the following: J. Obie Strickler, our CEO, subscribed to 1,600,000 Units; Ryan Kee, CFO of GR Unlimited, subscribed to 2,000,000 Units; a key Company operations manager subscribed to 1,000,000 Units; and PBIC subscribed to 2,000,000 Units.

On March 5, 2021, PBIC invested an aggregate total of $394,546 in the March 5, 2021, Special Warrant offering, for which PBIC received 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CAD$0.30 for a period of two years.

On December 9, 2021, the Company announced that it had closed the December 2021 Private Placement for total gross proceeds of $1,300,000 (CAD$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. J. Obie Strickler, our CEO, invested USD$300,000 in the Private Placement and received 3,038,400 common shares of the Company, and Bengal Catalyst Fund, LP, invested USD$1,000,000 and received 10,128,000 common shares of the Company.

On December 5, 2022, the Company announced that it had closed the December Convertible Debentures with an aggregate principal amount of $2,000,000. They bear interest at 9% per year, paid quarterly, and mature thirty-six months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 CAD per common share. Additionally, on closing, the Company issued to the purchasers of the December Convertible Debentures, an aggregate of 6,716,499 December Warrants, that represent 50% coverage of each debenture investment. The Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.25 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of ten consecutive trading days. Adam August, the Senior VP of GR Unlimited, purchased December Convertible Debentures with a principal balance of $50,000 and was issued 167,912 December Warrants.

The following transactions with individuals related to the Company which arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	October 31, 2023	October 31, 2022	October 31, 2021
Short term employee benefits	$880,195	$1,118,694	$875,058
Equity-based compensation	$161,422	$33,125	$134,476
	$1,041,617	$1,151,819	$1,009,534

The following balances owing to key management personnel which are included in trade and other payables are unsecured, non-interest bearing and due on demand:

	October 31, 2023	October 31, 2022
Short term employee benefits and reimbursables payable to key managers	$102,798	$136,588
Lease liabilities	1,015,965	1,451,112
Total	$1,118,763	$1,587,700

During the years ended October 31, 2023 and 2022, the Company incurred compensation expense of $98,846, and $60,000, respectively, for employment services from the spouse of the CEO (“Ms. Strickler”).

During the year ended October 31, 2023, 1,500,000 options were granted to J. Obie Strickler, our CEO; 750,000 options were granted to Ryan Kee, our CFO; 750,000 options were granted to Adam August, the Senior VP; and 175,000 options to David Pleitner, the GM. During the year ended October 31, 2022, no options to purchase common shares were granted to key management personnel. During the year ended October 31, 2021, 500,000 options were granted to our former Chief Operating Officer.

During the year ended October 31, 2023, 1,250,000 options were granted to three members of the Board of Directors.

Compensation to Board of Directors during the year ended October 31, 2023, was $18,000, (2022 – fees of $18,000 and issuance of 273,750 common shares with a fair value of $20,562).

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated Financial Statements for the fiscal years ended October 31, 2023, 2022 and 2021 and the notes thereto required as part of this Report are filed under Item 18 of this Report.

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

Common Shares

Our authorized capital consists of an unlimited number of shares of our common stock without par value, of which 182,005,886 were issued and outstanding as of October 31, 2023. All shares are initially issued in registered form. There are no restrictions on the transferability of shares of our common stock imposed by our Articles of Amalgamation. Holders of shares of our common stock are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of shares of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition, we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at October 31, 2023.

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

Our common stock is quoted for trading on the OTC Markets under the symbol “GRUSF” and listed on the CSE, under the symbol “GRIN”. During the past three years, there have been two suspensions of trading for failure to timely file financial reports: trading of our common stock ceased over the OTC Markets in March 2020 and the CSE ceased trading of our common stock in March 2020, both associated with the same filing delay. On March 24, 2020, the Company rectified the default situation that gave rise to the suspension of trading, and trading on the CSE and OTC Markets resumed. The SEC amendments to Rule 15c2-11 went into effect September 28, 2021, and on that date, quotations on the OTC Markets were no longer publishable due to lack of current information about the Company. Quotations on the OTC Markets resumed after the filing of delinquent disclosures.

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

During the two year period preceding the filing date of this Report, we entered into the following material contracts:

The Company leases approximately 35 acres of real property, with an option to purchase, in Jackson County, Oregon, commonly known as 2888 Ross Lane, Central Point, Oregon, through that certain Commercial Lease Agreement, dated December 20, 2022, between Lender Capital, LLC, and GR Gardens.

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations of HSCP for $3,000,000 of total agreed-upon consideration. The Company also executed the MSA with HSCP. The Company operated the growing facility under the MSA until the acquisition of the growing assets obtained regulatory approval. On April 14, 2022, the transaction closed with modifications to the original terms: the retail dispensary purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed payments of $500,000 due on August 1, 2022, and U.S.$750,000 due on May 1, 2023.

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these financial statements included cash payments of $360,000. During the year ended October 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued. On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024.

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 6.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. The collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the secured promissory note between GR Distribution and HSCP, were amended (the “First Amendment”). As amended, the secured promissory note will be fully settled by two principal amounts of $500,000 (the “First Principal Payment”) and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the purchasers of the December Convertible Debentures an aggregate of 6,716,499 Warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading days. The December Convertible Debentures and December Warrants issued pursuant to the private placement (and the underlying common shares) were subject to a statutory hold period of four months and one day from the closing date.

During the year ended October 31, 2023, purchasers of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 common shares respectively.

On May 1, 2023, the terms of the secured promissory note between GR Distribution and HSCP were amended for a second time (the “Second Amendment”). Under the Second Amendment, the secured promissory note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the First Amendment was due and payable. The remaining principal balance of $500,000 (the “Second Principal Amount”), which bears no interest, is due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The Company paid $900,000 during the year ended October 31, 2023.

On July 13, 2023, the Company announced the closing of a non-brokered private placement of the July Convertible Debentures with an aggregate principal amount of $5,000,000. The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading days. The July Warrants’ expiry date will be accelerated to 90 days following notice of the acceleration.

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of the August Convertible Debentures for gross proceeds of $1,000,000, for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants. The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

Agreements pertaining to various equity financing arrangements are described in Item 4(A) History and Development of the Company, and the details of equity and debt and debenture financing agreements through October 31, 2023, are described in the notes to the financial statements in Item 18 Financial Statements.

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

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CAD $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CAD $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CAD $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from CAD $5 million to CAD $150 million of gross assets, and indirect acquisitions are not reviewable.

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

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of shares of our common stock which are quoted on the OTC Markets, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the “Treaty”) entitled to the full benefit of the Treaty and is not a resident, or deemed to be a resident, of Canada, deals at arm’s length and is not affiliated with the Company, did not acquire shares of our common stock by virtue of employment, is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the ITA, holds shares of our common stock as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her Company in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a “non-resident holder”).

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

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of shares our common stock. This discussion does not address all potentially relevant U.S. federal income tax matters and does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the IRC, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of our common stock, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of our common stock are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of our common stock.

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

Controlled Foreign Corporation Regime (“CFC”). If a U.S. Holder (or person defined as a U.S. person under Section 7701(a) of the IRC) owns 10% or more of the total combined voting power of all classes of our stock (a “U.S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, we would be a “controlled foreign corporation”. This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of our Company (as defined by the Internal Revenue Code) and our earnings invested in “U.S. property” (as defined by the Internal Revenue Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of our common stock by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged. It is not clear the CFC regime would apply to the U.S. Holders of shares of our common stock, and is outside the scope of this discussion.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the US Federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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

We are a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act, and as such, we are not required to provide the information required under this Item.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including our Chief Executive Officer, J. Obie Strickler, and Chief Financial Officer, Ryan Kee, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Report (the “Evaluation Date”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to us, required to be disclosed in our reports filed with the SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2023 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of October 31, 2023, our internal controls over financial reporting were effective.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended October 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Stephen Gledhill is an “audit committee financial expert”, as defined in Item 16A of Form 20-F, and is “independent,” as that term is defined in Rule 5605(a)(2) of the NASDAQ Global Market. Stephen Gledhill is the Chairman of the Audit Committee. Please see Item 6.A – Directors and Senior Management for Mr. Gledhill’s biographical information.

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

Since the beginning of our most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The Board of Directors encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The board is required by the Board Mandate to satisfy our CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board of Directors’ mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with us, and that directors excuse themselves from both board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and us, in considering transactions and agreements in respect of which directors and executive officers have an interest. Our Code applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions of the Company. There have been no waivers of our Code granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or similar persons during the period covered by this Report.

Upon written request to us at our registered and management office, attention: President, we will provide by mail, to any person without charge a copy of our Code.

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

During fiscal 2023 and 2022, there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company’s most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Turner, Stone & Company, L.L.P. for the years ended October 31, 2023 and 2022 are as follows:

Nature of Services	Fees Paid to Auditor for Year-ended October 31, 2023	Fees Paid to Auditor for Year-ended October 31, 2022
Audit Fees(1)	$75,000	$75,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
TOTALS	$75,000	$75,000

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.	“Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.

3.	“Tax Fees” include fees for all professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.

4.	“All Other Fees” include all fees for products and services provided by the Company’s auditors not included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

Appointment of Turner, Stone and Company, L.L.P.

Effective December 6, 2021, directors of the Company approved the appointment of Turner, Stone & Company, L.L.P. (“Turner”) as successor auditors for the year ended October 31, 2021. Turner also audited the financial statements of GR Unlimited for the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017.

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Grown Rogue International Inc. for the years ended October 31, 2023, 2022 and 2021, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone & Company, L.L.P., Certified Public Accountants for the years ended October 31, 2023, 2022 and 2021;

(b)	Consolidated Statement of Financial Position as of October 31, 2023 and 2022;

(c)	Consolidated Statement of Comprehensive Income (Loss) for the years ended October 31, 2023, 2022 and 2021;

(d)	Consolidated Statement of Changes in Equity for the years ended October 31, 2023, 2022 and 2021;

(e)	Consolidated Statements of Cash Flows for the years ended October 31, 2023, 2022 and 2021;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (4)
1.11	Articles of Amendment, effective March 16, 2012 (5)
1.12	Articles of Amendment, effective August 25, 2014 (6)
1.13	Articles of Amendment, effective February 1, 2016 (7)
1.14	Articles of Amendment, effective February 29, 2016 (8)
1.15	Articles of Amendment, effective May 26, 2017 (9)
1.16	Articles of Amendment, effective November 1, 2018 (13)
2.1	Description of Securities (11)
4.1	Definitive Transaction Agreement, dated December 8, 2020, with Grown Rogue International Inc. and various unit holders (14)
4.2	Unsecured Promissory Note of $150,000, dated December 2, 2020 (11)
4.3	Morton Lease, dated February 1, 2020 (11)
4.4	Trail Lease, dated January 1, 2021 (11)
4.5	Unsecured Promissory Note of $250,000, dated January 14, 2021 (11)
4.6	Definitive Securities Purchase Agreement, dated January 19, 2021 (11)
4.7	Unsecured Promissory Note of $250,000, dated January 27, 2021 (11)
4.8	Option Agreement, dated February 4, 2021, with Canopy Management, LLC (11)
4.9	Option Agreement, dated February 4, 2021, with Grown Rogue Unlimited, LLC (11)
4.10	Definitive Securities Purchase Agreement, dated February 5, 2021 (11)
4.11	Definitive Agreement, dated February 5, 2021, with HSCP, LLC (11)
4.12	Management Services Agreement dated February 8, 2021, with HSCP, LLC (11)
4.13	Special Warrant Indenture, dated March 5, 2021 (11)
4.14	Definitive Agreement, dated May 1, 2021, with Canopy Management, LLC (11)
4.15	Lars Lease, dated July 1, 2021 (11)
4.16	Unsecured Non-Convertible Promissory Note of $800,000, dated September 14, 2021, with Plant-Based Investment Corp. (11)
4.17	Addendum to Option Agreement and Definitive Agreement, dated December 1, 2021, with Canopy Management, LLC (11)
4.18	Lars Lease Amendment, dated December 20, 2021 (11)
4.19	Morton Annex Amendment, dated December 21, 2021 (11)
4.20	Definitive Agreement, dated June 20, 2022 (11)
4.21	Subscription Agreement - Debentures and Warrants, dated December 5, 2022, with Mindset Value Fund (11)
4.22	Debentures Certificate, dated December 5, 2022, with Mindset Value Fund (11)
4.23	Warrants Certificate, dated December 5, 2022, with Mindset Value Fund (11)
4.24	Subscription Agreement - Debentures and Warrants, dated December 5, 2022, with Mindset Value Wellness Fund (11)
4.25	Debentures Certificate, dated December 5, 2022, with Mindset Value Wellness Fund (11)
4.26	Warrants Certificate, dated December 5, 2022, with Mindset Wellness Value Fund (11)
4.27	Ross Lane Lease and Option Purchase, dated December 20, 2022 (11)

4.28	Option Agreement Exercise, dated January 13, 2023, with Grown Rogue Unlimited, LLC (11)
4.29	Consulting Agreement, dated May 25, 2023, with Goodness Growth Holdings, Inc. (11)
4.30	Subscription Agreement - Debentures and Warrants, dated July 13, 2023, with Mindset Value Fund (11)
4.31	Debentures Certificate, dated July 13, 2023, with Mindset Value Fund (11)
4.32	Warrants Certificate, dated July 13, 2023, with Mindset Value Fund (11)
4.33	Subscription Agreement - Debentures and Warrants, dated August 17, 2023, with Mindset Value Fund (11)
4.34	Debentures Certificate, dated August 17, 2023, with Mindset Value Fund (11)
4.35	Warrants Certificate, dated August 17, 2023, with Mindset Value Fund (11)
4.36	Subscription Agreement - Debentures and Warrants, dated August 17, 2023, with Mindset Value Wellness Fund (11)
4.37	Debentures Certificate, dated August 17, 2023, with Mindset Value Wellness Fund (11)
4.38	Warrants Certificate, dated August 17, 2023, with Mindset Wellness Value Fund (11)
4.39	First Amendment to Consulting Agreement, dated September 20, 2023, with Goodness Growth Holdings, Inc. (11)
4.40	Secured Drawn Down Promissory Note, dated October 3, 2023 (11)
4.41	Definitive Option Agreement (21%), dated October 3, 2023, to acquire ABCO Garden State, LLC (11)
4.42	Definitive Option Agreement (49%), dated October 3, 2023, to acquire ABCO Garden State, LLC (11)
4.43	Goodness Growth Holdings, Inc. Warrant Certificate dated October 5, 2023 (11)
4.44	Grown Rogue International Inc. Warrant Certificate dated October 5, 2023 (11)
8.1	Subsidiaries of Grown Rogue International Inc. (11)
12.1	Section 302 Certification of Chief Executive Officer (11)
12.2	Section 302 Certification of Chief Financial Officer (11)
13.1	Section 906 Certification of Chief Executive Officer (11)
13.2	Section 906 Certification of Chief Financial Officer (11)
15.1	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (20)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on January 27, 2011
(4)	Previously filed by Registrant on Form 6-K on February 1, 2012
(5)	Previously filed by Registrant on Form 6-K on March 9, 2012
(6)	Previously filed by Registrant on Form 6-K on August 20, 2014
(7)	Previously filed by Registrant on Form 6-K on February 4, 2016
(8)	Previously filed by Registrant on Form 6-K on March 9, 2016
(9)	Previously filed by Registrant on Form 6-K on December 29, 2016
(10)	Previously filed by Registrant on Form 6-K on April 28, 2017
(11)	Filed as an Exhibit hereto
(12)	Previously filed by Registrant on Form 6-K on November 6, 2018
(13)	Previously filed by Registrant on Form 6-K on December 2, 2020
(14)	Previously filed by Registrant on Form 6-K on January 22, 2021
(15)	Previously filed by Registrant on Form 6-K on March 11, 2021
(16)	Previously filed by Registrant on Form 6-K on May 24, 2021
(17)	Previously filed by Registrant on Form 6-K on June 22, 2021
(18)	Previously filed by Registrant on Form 6-K on August 27, 2021
(19)	Previously filed by Registrant on Form 6-K on October 14, 2021
(20)	Previously filed by Registrant on Form 6-K on December 7, 2021
(21)	Previously filed by Registrant on Form 6-K on January 10, 2022
(22)	Previously filed by Registrant on Form 6-K on March 16, 2023
(23)	Previously filed by Registrant on Form 6-K on March 11, 2024

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Grown Rogue International Inc.

By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	President & Chief Executive Officer

Date: March 13, 2024

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. for the years ended October 31, 2023, 2022 and 2021, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone & Company, L.L.P., Certified Public Accountants for the years ended October 31, 2023, 2022 and 2021;	F-2
(b)	Consolidated Statements of Financial Position as of October 31, 2023, and 2022;	F-4
(c)	Consolidated Statements of Comprehensive Income (Loss) for the years ended October 31, 2023, 2021 and 2021;	F-5
(d)	Consolidated Statements of Changes in Equity for the years ended October 31, 2023, 2022 and 2021;	F-6
(e)	Consolidated Statements of Cash Flows for the years ended October 31, 2023, 2022 and 2021;	F-8
(f)	Notes to the Consolidated Financial Statements.	F-9

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grown Rogue International Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of financial position of Grown Rogue International Inc. (the “Company”) as of October 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended October 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the three years in the period ended October 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Turner, Stone & Company, L.L.P.

Accountants and Consultants

12700 Park Central Drive, Suite 1400

Dallas, Texas 75251

Telephone: 972-239-1660 ⁄ Facsimile: 972-239-1665

Toll Free: 877-853-4195

Web site: turnerstone.com

INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

●	Measurement of fair value of biological assets – as discussed in Note 3 of notes to the consolidated financial statements, the Company measures biological assets at fair value less costs to sell in accordance with IAS 41, Agriculture, which we identified as a critical audit matter. The Company uses an income approach to determine the fair value less costs to sell at a specific measurement date, based on the existing cannabis plant’s stage of completion up to the point of harvest.

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

●	Stock Based Compensation – as discussed in Note 2.14 of the notes to the consolidated financial statements, the Company states that transactions with non-employees that are settled in equity instruments are measured at the fair value of the goods or services rendered utilizing the Black-Sholes option pricing model.

The following are the primary procedures we performed to address this critical audit matter. We compared the listing of the provided share-based payment areas, in equity, options, and warrants to the underlying share-based agreements that reflected the amount of consideration being provided. Utilizing the Black-Sholes option pricing model, we recalculated the remaining lives, expense allocations, forfeitures, and cancellations of the share-based transactions during the year.

●	Derivative Liability – as discussed in Note 11 of the notes to the consolidated financial statements, the Company uses the Black-Scholes option pricing model to estimate the fair value of its derivative liabilities which result from the variable conversion terms of their convertible notes payable. The Black-Scholes option pricing model involves the use of several significant estimates such as the expected life of the underlying convertible note payable, expected share price volatility, dividend yield, and risk-free interest rate. Given the significant estimates involved in estimating the fair value of its derivative liabilities, the related audit effort in evaluating management’s estimates in determining the fair value of derivative liabilities required a high degree of auditor judgment. We obtained an understanding over the Company’s process to estimate the fair value of derivative liabilities, including how the Company develops each of the estimates required to utilize the Black-Scholes option-pricing model. We applied the following audit procedures related to testing the Company’s estimates utilized in the Black-Scholes option pricing model:

○	We reviewed the Company’s dividend history noting the Company has not issued dividends historically and management indicated that no future dividends were currently anticipated.

○	We compared the Company’s risk-free interest rate used to the comparable Canadian three-year bond yield for a term comparable to the expected term of the convertible notes payable.

○	We recalculated the Company’s historical share price volatility for a term comparable to the expected term of the convertible notes payable.

○	We recalculated the expected term of underlying convertible note agreement using the simplified method.

We have served as Grown Rogue International Inc.’s auditor since 2021.

Dallas, Texas

March 13, 2024

Turner, Stone & Company, L.L.P.

Accountants and Consultants

12700 Park Central Drive, Suite 1400

Dallas, Texas 75251

Telephone: 972-239-1660 ⁄ Facsimile: 972-239-1665

Toll Free: 877-853-4195

Web site: turnerstone.com

INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	October 31, 2023	October 31, 2022
	$	$
ASSETS
Current assets
Cash	8,858,247	1,582,384
Accounts receivable (Note 18)	2,109,424	1,643,959
Biological assets (Note 3)	1,566,822	1,199,519
Inventory (Note 4)	4,494,257	3,131,877
Prepaid expenses and other assets	392,787	352,274
Total current assets	17,421,537	7,910,013
Property and equipment (Note 8)	8,753,266	7,734,901
Notes receivable (Notes 6.2.1 and 6.2.2)	1,430,526	-
Warrants asset (Note 13.2)	1,361,366	-
Intangible assets and goodwill (Note 9)	725,668	725,668
Deferred tax assets (Note 20)	470,358	-
TOTAL ASSETS	30,162,721	16,370,582

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,359,750	1,821,875
Current portion of lease liabilities (Note 7)	824,271	1,025,373
Current portion of long-term debt (Note 10)	1,285,604	1,769,600
Business acquisition consideration payable (Note 5)	360,000	360,000
Unearned revenue	-	28,024
Derivative liability (Notes 11.1.1, 11.2 and 11.2.1)	7,808,500	-
Income tax payable	366,056	311,032
Total current liabilities	13,004,181	5,315,904
Lease liabilities (Note 7)	2,094,412	1,275,756
Long-term debt (Note 10)	102,913	839,222
Convertible debentures (Notes 11.1, 11.2 and 11.2.1)	2,412,762	-
TOTAL LIABILITIES	17,614,268	7,430,882

EQUITY
Share capital (Note 12)	24,539,422	21,858,827
Shares issuable (Note 12)	-	35,806
Contributed surplus (Notes 13 and 14)	8,081,938	6,505,092
Accumulated other comprehensive loss	(114,175)	(109,613)
Accumulated deficit	(20,996,449)	(21,356,891)
Equity attributable to shareholders	11,564,736	6,933,221
Non-controlling interest (Note 23)	983,717	2,006,479
TOTAL EQUITY	12,548,453	8,939,700
TOTAL LIABILITIES AND EQUITY	30,162,721	16,370,582

Commitments and contingencies (Note 24)

Subsequent events (Note 25)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Comprehensive Income (Loss)

Expressed in United States Dollars

	Years ended October 31,
	2023	2022	2021
	$	$	$
Revenue
Product sales (Note 2.5)	22,424,169	17,757,283	9,034,618
Service revenue (Note 2.5.1)	929,016	-	344,055
Total revenue	23,353,185	17,757,283	9,378,673

Cost of goods sold
Cost of finished cannabis inventory sold	(11,155,676)	(9,227,439)	(3,997,617)
Cost of service revenues	(308,641)	-	(154,353)
Gross profit, excluding fair value items	11,888,868	8,529,844	5,226,703
Realized fair value amounts in inventory sold	(2,573,151)	(3,685,338)	(950,461)
Unrealized fair value gain on growth of biological assets	3,355,797	3,278,572	1,824,226
Gross profit	12,671,514	8,123,078	6,100,468
Expenses
Accretion expense	1,026,732	491,781	949,811
Amortization of property and equipment	578,641	750,916	180,015
General and administrative	6,465,877	5,852,236	3,983,250
Share-based compensation	346,113	70,996	280,819
Total expenses	8,417,363	7,165,929	5,398,892
Income from operations	4,254,151	957,149	701,576
Other income and (expense)
Interest expense	(370,616)	(402,239)	(197,632)
Other income (expense)	441,487	(3,432)	(17,072)
Gain on debt settlement	-	453,858	141,180
Loss on settlement of non-controlling interest	-	-	(189,816)
Unrealized loss on marketable securities	-	(333,777)	(35,902)
Unrealized loss on derivative liability	(4,563,498)	-	(1,258,996)
Unrealized gain on warrants asset	129,113	-	-
Loss on disposal of property and equipment	(182,025)	(6,250)	(7,542)
Total other expense, net	(4,545,539)	(291,840)	(1,565,780)
Income (loss) from operations before taxes	(291,388)	665,309	(864,204)
Income tax (Note 20)	(370,932)	(245,358)	(150,543)
Net income (loss)	(662,320)	419,951	(1,014,747)
Other comprehensive income (items that may be subsequently reclassified to profit and loss):
Currency translation	(4,562)	(19,235)	(78,181)
Total comprehensive income (loss)	(666,882)	400,716	(1,092,928)
Gain (loss) per share attributable to shareholders – basic and diluted	(0.00)	0.00	(0.02)
Weighted average shares outstanding – basic and diluted	172,708,792	169,193,812	135,231,802

Net income (loss) for the year attributable to:
Non-controlling interest	(129,279)	(27,507)	1,395,558
Shareholders	(533,041)	447,458	(2,410,305)
Net income (loss)	(662,320)	419,951	(1,014,747)

Comprehensive income (loss) for the year attributable to:
Non-controlling interest	(129,279)	(27,507)	1,395,558
Shareholders	(537,603)	428,223)	(2,488,486)
Total comprehensive income (loss)	(666,882)	400,716	(1,092,928)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700
Issuance of shares underlying shares issuable (Note 12.1)	200,000	35,806	(35,806)	-	-	-	-	-
Stock option vesting expense	-	-	-	344,593	-	-	-	344,593
Currency translation adjustment	-	-	-	-	(4,562)	-	-	(4,562)
Exercise of option to acquire 87% of Canopy membership units	-	-	-		-	893,483	(893,483)	-
Goodness Growth warrants swap	-	-	-	1,232,253	-	-	-	1,232,253
Settlement of convertible debentures for common shares (Note 11.1.1)	11,173,275	2,698,789	-		-	-		2,698,789
Net loss	-	-	-	-	-	(533,041)	(129,279)	(662,320)
Balance – October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563
Shares issued for employment, director, and consulting services (Note 12.4)	529,335	59,796	(38,532)	-	-	-	-	21,264
Private placement of shares (Note 12.5)	13,166,400	1,300,000	-	-	-	-	-	1,300,000
Stock option vesting	-	-	-	97,157	-	-	-	97,157
Currency translation adjustment	-	-	-	-	(19,235)	-	-	(19,235)
Net income (loss)	-	-	-	-		447,458	(27,507)	419,951
Balance – October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2020	107,782,397	14,424,341	-	4,070,264	(12,197)	(19,394,044)	(33,383)	(945,019)
Shares issued for employment, director, and consulting services (Note 12.6)	534,294	95,294	-	-	-	-	-	95,294
Shares issuable for employment, director and consulting services	-	-	38,532	-	-	-	-	38,532
Shares issued pursuant to private placement (Notes 12.7)	10,231,784	1,225,000	-	-	-	-	-	1,225,000
Expenses of non-brokered private placement (Note 12.7)	-	(15,148)	-	-	-	-	-	(15,148)
Shares issued to extend payment due date (Note 12.8)	25,000	2,103	-	-	-	-	-	2,103
Shares payments towards acquisition of Golden Harvests and extend due date (Note 12.10)	600,000	107,461	-	-	-	-	-	107,461
Shares issuable for consideration for acquisition of Golden Harvests (Note 5)	-	-	35,806	-	-	-	-	35,806
Shares issued to partner creditor (Note 12.9)	400,000	36,310	-	-	-	-	-	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants (Notes 12.11)	23,162,579	3,738,564	-	-	-	-	-	3,738,564
Expenses of brokered private placement of Special Warrants (Note 12.11)	-	(485,722)	-	-	-	-	-	(485,722)
Broker and advisory warrants issued pursuant to Special Warrant financing (Notes 12.11)	-	(210,278)	-	210,278	-	-	-	-
Settlement of convertible debentures for cash and common shares (Note 12.12)	10,488,884	916,290	-	1,883,731	-	-	-	2,800,021
Issuance of non-controlling interest in subsidiary for cash	-	-	-	(475,000)	-	-	475,000	-
Purchase of non-controlling interest in subsidiary	3,711,938	664,816		475,000	-	-	(475,000)	664,816
Change in ownership interests in subsidiaries	-	-	-	-	-	-	671,811	671,811
Stock option vesting expense	-	-	-	243,662	-	-	-	243,662
Currency translation adjustment	-	-	-	-	(78,181)	-	-	(78,181)
Net income (loss)	-	-	-	-	-	(2,410,305)	1,395,558	(1,014,747)
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flows

Expressed in United States Dollars

Years ended October 31,	2023	2022	2021
	$	$	$
Operating activities
Net income (loss)	(662,320)	419,951	(1,014,747)
Adjustments for non-cash items in net income (loss)
Amortization of property and equipment	578,641	750,916	180,015
Amortization of property and equipment included in costs of inventory sold	1,757,672	1,102,688	733,655
Amortization of intangible assets	-	-	4,997
Unrealized gain on changes in fair value of biological assets	(3,355,797)	(3,278,572)	(1,824,226)
Changes in fair value of inventory sold	2,573,151	3,685,338	950,461
Deferred income taxes	(470,358)	-	-
Share-based compensation	-	21,264	170,136
Stock option expense	344,593	96,649	243,662
Accretion expense	1,026,732	491,781	949,811
Gain on debt settlement	-	(455,674)	-
Loss on disposal of property and equipment	182,025	6,250	7,542
Unrealized loss on marketable securities	-	333,777	35,902
Loss on fair value of derivative liability	4,563,498	-	1,258,996
Gain on warrants asset	(129,113)	-	-
Loss on acquisition of non-controlling interest paid in shares	-	-	189,816
Effects of foreign exchange	(2,210)	918	7,233
Noncash Items In Net Loss	6,406,514	3,175,286	1,893,253
Changes in non-cash working capital (Note 15)	(677,163)	(1,171,111)	(2,131,714)
Net cash provided by (used in) operating activities	5,729,351	2,004,175	(238,461)

Investing activities
Purchase of property and equipment and intangibles	(1,456,782)	(1,111,283)	(2,047,136)
Net cash acquired	-	-	76,128
Payment of acquisition payable	-	(2,000)	(6,000)
Other investment	-	-	(750,000)
Cash advances and loans made to other parties	(1,430,526)	-	-
Net cash used in investing activities	(2,887,308)	(1,113,283)	(2,727,008)

Financing activities
Third party investment in subsidiary	-	-	475,000
Proceeds from convertible debentures	8,000,000	-	-
Proceeds from long-term debt	-	100,000	1,125,000
Proceeds from private placement	-	1,300,000	1,225,000
Proceeds from brokered private placement	-	-	3,738,564
Payment of equity and debenture issuance costs	-	-	(500,870)
Repayment of long-term debt	(1,631,830)	(732,803)	(507,715)
Repayment of convertible debentures	(261,006)	-	(1,312,722)
Payments of lease principal	(1,673,344)	(1,089,738)	(380,543)
Net cash provided by (used in) financing activities	4,433,820	(422,541)	3,861,714

Change in cash and cash equivalents	7,275,863	468,351	896,245
Cash and cash equivalents, beginning	1,582,384	1,114,033	217,788
Cash and cash equivalents, ending	8,858,247	1,582,384	1,114,033

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

1.	CORPORATE INFORMATION AND DEFINED TERMS

1.1	Corporate Information

These consolidated financial statements for the years ended October 31, 2023, 2022 and 2021, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership	Defined Term
Grown Rogue International Inc.	100% owner of GR Unlimited	The “Company”
Grown Rogue Unlimited, LLC	100% by the Company	“GR Unlimited”
Grown Rogue Gardens, LLC	100% by GR Unlimited	“GR Gardens”
GRU Properties, LLC	100% by GR Unlimited	“GRU Properties”
GRIP, LLC	100% by GR Unlimited	“GRIP”
Grown Rogue Distribution, LLC	100% by GR Unlimited	“GR Distribution”
GR Michigan, LLC	87% by GR Unlimited	“GR Michigan”
Canopy Management, LLC	87% by GR Unlimited	“Canopy”
Golden Harvests LLC	60% by Canopy	“Golden Harvests”

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

1.2	Defined Terms

Term	Defined Term	Reference
General terms:
International Financial Reporting Standards	“IFRS”
International Accounting Standards	“IAS”
International Accounting Standards Board	“IASB”
International Financial Reporting Interpretations Committee	“IFRIC”
United States	“U.S.”
United States dollar	“U.S. dollar”
Fair value less costs to sell	“FVLCTS”
Fair value through profit or loss	“FVTPL”
Fair value through other comprehensive income	“FVOCI”
Other comprehensive income	“OCI”
Solely payments of principal and interest	“SPPI”
Expected credit loss	“ECL”
Cash generating unit	“CGU”
Internal Revenue Code	“IRC”
U.S. Securities and Exchange Commission	“SEC”
Securities Exchange Act of 1934	“1934 Act”
Federal Deposit Insurance Corporation	“FDIC”

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Terms related to the Company’s locations:
Outdoor grow property located in Trail, Oregon leased from CEO	“Trail”
Outdoor post-harvest facility located in Medford, Oregon leased from CEO	“Lars”

Terms related to officers and directors of the Company:
President & Chief Executive Officer	“CEO”
Chief Financial Officer	“CFO”
Senior Vice President of GR Unlimited	“SVP”
Chief Operating Officer (position eliminated in December 2021)	“COO”
Michigan General Manager	“GM”

Terms related to transactions with High Street Capital Partners, LLC:
High Street Capital Partners, LLC	“HSCP”	Note 6.1
Agreement of the Company to acquire substantially all of the assets of the growing and retail operations of HSCP	“HSCP Transaction”	Note 6.1
Management Services Agreement with HSCP	“HSCP MSA”	Note 6.1
Secured promissory note payable with a principal sum of $1,250,000	“Secured Promissory Note”	Notes 6.1, 10.1
Principal Payment of $500,000 due to HSCP on May 1, 2023	“First Principal Payment”	Note 10.1

Terms related to transactions with Plant-Based Investment Corp.:
Plant-Based Investment Corp., formerly related party	“PBIC”
Unsecured promissory note agreement with PBIC of September 9, 2021	“PBIC Note”	Note 10.2
The Company’s sun-grown A-flower 2021 harvest, defined in the PBIC Note	“Harvest”	Note 10.2
The Company’s former ownership of 2,362,204 shares of PBIC	“PBIC Shares”	Note 10.2
2766923 Ontario Inc., receiver of PBIC Shares from the Company as part of the settlement of the PBIC Note	“Creditor”	Note 10.2

Terms related to Convertible Debentures issued in December 2022:
Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022	“December Convertible Debentures”	Note 11.1
Purchasers of Convertible Debentures	“Purchasers”	Note 11.1
6,716,499 warrants issued to the Purchasers	“December Warrants”	Note 11.1

Terms related to Convertible Debentures issued in July 2023:
Convertible debentures with aggregate principal amount of $5,000,000 issued in July 2023	“July Convertible Debentures”	Note 11.2
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2
13,737,500 warrants issued to the Subscribers	“July Warrants”	Note 11.2

Terms related to Convertible Debentures issued in August 2023:
Convertible debentures with aggregate principal amount of $1,000,000 issued in August 2023	“August Convertible Debentures”	Note 11.2.1
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2.1

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Terms related to December 2021 non-brokered private placement of common shares:
Non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000	“Private Placement”	Note 12.3

Terms related to March 2021 brokered private placement of special warrants:
Agent for March 2021 brokered private placement of special warrants	“Agent”	Note 13.1
March 2021 brokered private placement of special warrants	“Offering”
An aggregate of 1,127,758 broker warrants of the Company	“Broker Warrants”	Note 13.1
Compensation options, resulting from exercise of Broker Warrants	“Compensation Options”	Note 13.1
Warrants for consideration of advisory services issued to the Agent	“Advisory Warrants”	Note 13.1
The Broker Warrants and Advisory Warrants referred to collectively	“Agent Warrants”	Note 13.1
One unit of the Company resulting from exercise of a Compensation Option, comprised of one common share and one common share purchase warrant	“Compensation Unit”	Note 13.1
Warrant resulting from Compensation Option	“Compensation Warrant”	Note 13.1

Terms related to consulting agreement with Goodness Growth
Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF)	“Goodness Growth”	Note 13.2
The consulting agreement under which the Company provides services to Goodness Growth	“Consulting Agreement”	Note 13.2
Volume weighted average price	“VWAP”	Note 13.2

Terms related to ABCO Garden State, LLC secured draw down promissory note
ABCO Garden State, LLC	“ABCO”	Note 6.2.1
New Jersey Cannabis Regulatory Commission	“CRC”	Note 6.2.1
Secured draw down promissory note	“ABCO Promissory Note”	Note 6.2.1

2.	SIGNIFICANT ACCOUNTING POLICIES AND JUDGMENTS

2.1	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRIC. These consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

The Board of Directors authorized the issuance of these consolidated financial statements on February 27, 2024.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set forth below.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

2.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.3	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

2.4	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States dollar. These consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statement of comprehensive income (loss).

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

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

2.5	Revenue

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

2.5.1	Service Revenue

On May 24, 2023, GR Unlimited entered into the Consulting Agreement with Goodness Growth. Under the Consulting Agreement, GR Unlimited supports Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota. The Consulting Agreement and amendments to the Consulting Agreement provide for service revenue earned to be calculated beginning January 2023. Also see Note 13.2 for further discussion on the terms of the Consulting Agreement.

2.6	Inventory

Inventory is valued at the lower of cost and net realizable value. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labor, depreciation and amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes the fair value adjustment which represents the fair value of the biological asset at the time of harvest and which is transferred from biological asset costs to inventory upon harvest. All direct and indirect costs related to inventory are capitalized as they are incurred; these costs are recorded ‘Cost of finished cannabis inventory sold’ on the consolidated statement of comprehensive income (loss) at the time cannabis is sold. The realized fair value amounts included in inventory sold are recorded as a separate line on the consolidated statement of comprehensive income (loss).

2.7	Cost of Finished Cannabis Inventory Sold

Cost of finished cannabis inventory sold includes the value of inventory sold, excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

2.8	Biological Assets

Biological assets are measured at fair value. The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including direct costs, indirect costs, allocated fixed and variable overheads, and depreciation and amortization of equipment used to grow plants through the harvest of the plants. Before planting, the capitalized costs approximate fair value. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to complete. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated statement of income (loss) as ‘Unrealized fair value gain on growth of biological assets.’ After sale, the amount of ‘Unrealized fair value gain on growth of biological assets’ sold is recognized as ‘Realized fair value amounts in inventory sold’.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

2.9	Income (Loss) per Share

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

2.10	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

2.11	Related Party Transactions

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

2.12	Property and Equipment

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

For the years ended October 31, 2023, 2022 and 2021

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

2.13	Impairment of Long-Lived Assets

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

2.14	Share-based Compensation

2.14.1	Share Based Payment Transactions

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

2.14.2	Equity Settled Transactions

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

2.14.3	Share Issuance Costs

Costs incurred in connection with the issuance of equity are netted against the proceeds received net of tax. Costs related to the issuance of equity and incurred prior to issuance are recorded as deferred equity issuance costs and subsequently netted against proceeds when they are received.

2.15	Income Taxes

Tax expense includes current and deferred tax. This expense is recognized in profit or loss, except for income tax related to the components of other comprehensive income (loss) or equity, in which case the tax expense is recognized in other comprehensive income (loss) or equity respectively.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

2.16	Financial Instruments

2.16.1	Financial Assets

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

Classification and measurement

Under IFRS 9 - Financial Instruments, financial assets are initially measured at fair value. In the case of a financial asset not categorized as FVTPL, transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	FVOCI – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

2.16.2	Financial Liabilities

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

-	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

The following table summarizes the original measurement categories for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification
Accounts receivable	Amortized cost
Cash and cash equivalents	Amortized cost
Marketable securities	FVTPL
Warrants asset	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Interest payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	FVTPL

Impairment

IFRS 9 introduces a three-stage ECL model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s financial statements.

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

2.17	Business Combinations

A business combination is a transaction or event in which the acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair values. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed within the consolidated statement of comprehensive income (loss).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

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

2.18	Intangible Assets and Goodwill

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives.

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the CGU or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

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

2.19	Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IFRS 9 Financial Instruments. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

2.20	New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 Insurance Contracts establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is evaluating the potential impact of this standard on the Company’s consolidated financial statements.

3.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants, which reflect measurement at FVLCTS. changes in the carrying amounts of biological assets at October 31, 2023 and 2022 are as follows:

	October 31, 2023	October 31, 2022
	$	$
Beginning balance	1,199,519	1,188,552
Increase in biological assets due to capitalized costs	6,792,298	5,630,863
Change in FVLCTS due to biological transformation	3,355,797	3,278,572
Transferred to inventory upon harvest	(9,780,792)	(8,898,468)
Ending balance	1,566,822	1,199,519

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

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

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
Estimated selling price per pound ($/pound)	$945	$817	$340,390	$246,397
Estimated stage of growth (%)	51%	49%	$280,663	$204,814
Estimated flower yield per harvest (pound)	3,283	2,638	$280,663	$204,814

4.	INVENTORY

The Company’s inventory composition is as follows:

	October 31, 2023	October 31, 2022
	$	$
Raw materials	501,433	134,926
Work in process	3,677,502	2,735,000
Finished goods	315,322	261,951
Ending balance	4,494,257	3,131,877

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the year ended October 31, 2023, was $11,155,676 (2022 - $9,227,439, 2021 - $3,997,617).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

5.	BUSINESS COMBINATIONS

5.1	Golden Harvests LLC

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these consolidated financial statements included cash payments of $360,000.

Total consideration	Common shares	$
Cash paid	-	479,000
Cash payable	-	370,537
Common shares issued	825,000	122,376
Common shares issued	200,000	35,806
Total	1,025,000	1,007,719

During the year ended October 31, 2023, 200,000 common shares with an aggregate fair value of $35,806 were issued.

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

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – October 31, 2023 and 2022	360,000

6.	OTHER INVESTMENTS, PURCHASE DEPOSITS AND NOTES RECEIVABLE

6.1	Investment in Assets Sold by HSCP

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations pursuant to the HSCP Transaction, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price was to depend on the timing of the closing. The Company also executed the HSCP MSA, a management services agreement, pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a promissory note payable with a principal sum of $1,250,000, which was fully paid on December 31, 2023 subsequent to the consolidated statement of financial position date, as described in Note 10.1.

6.2	Notes Receivable

6.2.1	ABCO Garden State, LLC Draw Down Promissory Note

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO, pending regulatory approval from the CRC. ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed the ABCO Promissory Note with ABCO’s affiliate, Iron Flag, LLC, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the second quarter of 2024.

Pursuant to the ABCO Promissory Note, GR Unlimited shall make the maximum amount available to Iron Flag, LLC in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full.

As at October 31, 2023, the outstanding balance of the ABCO Promissory Note was $1,170,101, and the accrued interest receivable was $8,758.

6.2.2	New Jersey Retail Promissory Note

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note (the “NJ Retail Promissory Note”). Pursuant to the NJ Retail Promissory Note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extending maturity date of the promissory note.

As at October 31, 2023, the outstanding balance of the NJ Retail Promissory Note was $250,000, and the accrued interest receivable was $1,667.

Subsequent to the consolidated statement of position dated October 31, 2023, the Company signed a related definitive agreement on January 16, 2024 to invest in the development of an adult-use dispensary in West New York, New Jersey. Also see subsequent event in note 25.2.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

7.	LEASES

The following is a continuity schedule of lease liabilities:

Lease liabilities	October 31, 2023	October 31, 2022
	$	$
Balance - beginning	2,301,129	2,360,438
Additions	2,583,661	1,030,429
Disposals	(292,763)	-
Interest expense on lease liabilities	272,521	243,360
Payments	(1,945,865)	(1,333,098)
Balance - ending	2,918,683	2,301,129
Current portion	824,271	1,025,373
Non-current portion	2,094,412	1,275,756

Set out below are undiscounted minimum future lease payments after October 31, 2023:

Total future minimum lease payments ($)
Less than one year	1,108,495
Between one and five years	2,572,570
Total	3,681,065

8.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Production Equipment and Other	Leasehold Improvements	Right-of- use Assets	Total
	$	$	$	$	$
COST
Balance - October 31, 2021	16,283	511,167	4,978,088	3,328,032	8,833,570
Additions	-	34,690	3,014,807	951,377	4,000,874
Disposals	-	(2,825)	(10,375)	-	(13,200)
Balance - October 31, 2022	16,283	543,032	7,982,520	4,279,409	12,821,244
Additions	-	434,736	990,469	2,583,661	4,008,866
Disposals	-	(3,339)	(3,862)	(599,707)	(606,908)
Balance - October 31, 2023	16,283	974,429	8,969,127	6,263,363	16,223,202
ACCUMULATED AMORTIZATION
Balance - October 31, 2021	16,283	196,103	2,017,029	861,571	3,090,986
Amortization for the period	-	114,197	706,567	1,181,543	2,002,307
Disposals	-	(895)	(6,055)	-	(6,950)
Balance - October 31, 2022	16,283	309,405	2,717,541	2,043,114	5,086,343
Amortization for the period	-	94,518	1,108,228	1,312,968	2,515,714
Disposals	-	(2,584)	(802)	(128,735)	(132,121)
Balance - October 31, 2023	16,283	401,339	3,824,967	3,227,347	7,469,936
NET BOOK VALUE
Balance - October 31, 2022	-	233,627	5,264,979	2,236,295	7,734,901
Balance - October 31, 2023	-	573,090	5,144,160	3,036,016	8,753,266

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

For the years ended October 31, 2023, amortization capitalized was $1,937,073 (2022 - $1,251,391) and expensed amortization was $578,641 (2022 - $750,916; 2021 - $180,015).

9.	INTANGIBLE ASSETS AND GOODWILL

Indefinite lived intangible assets and goodwill	October 31, 2023	October 31, 2022
	$	$
Balance – beginning	725,668	399,338
Additions – grower licenses	-	326,330
Balance – ending	725,668	725,668

Additions during the year ended October 31, 2022, resulted from the HSCP Transaction (Note 6.1).

10.	LONG-TERM DEBT

Transactions related to the Company’s long-term debt during the years ended October 31, 2023 and 2022, include the following:

	Note
Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
Balance - October 31, 2021	-	600,572	249,064	280,567	150,000	142,997	786,461	2,209,661
Additions to debt	1,250,000	100,000	-	-	-	-	-	1,350,000
Settlement of debt	-	(706,352)	-	-	-	-	-	(706,352)
Interest accretion	-	5,780	79,046	71,443	-	36,594	295,453	488,316
Debt payments	-	-	(25,000)	(25,000)	(150,000)	(12,500)	(520,303)	(732,803)
Balance - October 31, 2022	1,250,000	-	303,110	327,010	-	167,091	561,611	2,608,822
Interest accretion	-	-	96,985	83,752	-	43,006	187,782	411,525
Debt payments	(900,000)	-	(25,000)	(25,000)	-	(12,500)	(669,330)	(1,631,830)
Balance - October 31, 2023	350,000	-	375,095	385,762	-	197,597	80,063	1,388,517
Current portion	350,000	-	334,395	344,118	-	177,028	80,063	1,285,604
Non-current portion	-	-	40,700	41,644	-	20,569	-	102,913

10.1	0% Stated Rate Note Payable to PBIC with Original Principal Amount of $800,000 and Harvest-based Payments (Settled)

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 6.1). Purchase consideration included a Secured Promissory Note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the Secured Promissory Note payable is comprised of the assets purchased.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

On August 1, 2022, the terms of the Secured Promissory Note between GR Distribution and HSCP, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

On May 1, 2023, the terms of the Secured Promissory Note were amended for a second. Under the second amendment, the Secured Promissory Note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bears no interest, is due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The Company paid $900,000 during the year ended October 31, 2023.

10.2	0% Stated Rate Note Payable to PBIC with Original Principal Amount of $800,000 and Harvest-based Payments (Settled)

On September 9, 2021, the Company entered into the PBIC Note, an unsecured promissory note agreement with PBIC, a formerly related party, in the amount of $800,000, which was to be fully advanced by September 30, 2021. During the year ended October 31, 2022, $100,000 was received (through October 31, 2021 - $600,000). The PBIC Note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s Harvest (sun-grown A-flower 2021 harvest), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The PBIC Note would have automatically terminated when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the PBIC Note would have automatically terminated. The PBIC Note bore no stated rate of interest, and in the event of default, would have born interest at 15% per annum. The PBIC Note was reported at amortized cost using an effective interest rate of approximately 1.9%.

On June 20, 2022, the Company announced the settlement of the PBIC Note, which had a principal balance owing of $700,000. The Company agreed to transfer its PBIC Shares (the Company’s ownership of 2,362,204 common shares of PBIC), to the Creditor (2766923 Ontario Inc.), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

10.3	10% Note Payable Owed by Golden Harvests with Original Principal Amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%. During each of the years ended October 31, 2023 and 2022, the Company made principal payments of $25,000.

10.4	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During each of the years ended October 31, 2023 and 2022, the Company made principal payments of $25,000.

10.5	10% Note Payable Owed by GR Gardens with Original Principal Amount of $150,000 (SETTLED)

On December 2, 2020, debt was issued by GR Gardens with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date was extended by six-months for a fee of $1,000 per $10,000 of principal extended, which was $75,000. The balance was fully paid during the year ending October 31, 2022.

10.6	10% Note Payable Owed by GR Distribution with Original Principal Amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During each of the years ended October 31, 2023 and 2022, the Company made principal payments of $12,500.

10.7	0% Stated Rate Note Payable by Canopy with Original Principal Amount of $60,000 and Royalty Payments to Lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000. It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%. A portion of this debt is due to related parties (Note 17.4). During the years ended October 31, 2023 and 2022, the Company made principal payments of $669,330 and $520,303, respectively.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

10.8	Accrued Interest Payable

Accrued interest payable on long-term debt at October 31, 2023 was $Nil (October 31, 2022 - $Nil ).

11.	CONVERTIBLE DEBENTURES

	$	$	$
Movement in convertible debt	Note 11.1	Note 11.2	Total
Balance - October 31, 2022	-	-	-
Additions to debt	2,000,000	6,000,000	8,000,000
Derivative liability recognition	(783,856)	(3,982,944)	(4,766,800)
Debt settlement through conversion of shares (Note 11.1.1)	(1,174,639)	-	(1,174,639)
Interest accretion	343,556	271,651	615,207
Debt payments	(137,745)	(123,261)	(261,006)
Balance - October 31, 2023	$247,316	$2,165,446	$2,412,762
Current portion	-	-	-
Non-current portion	247,316	2,165,446	2,412,762

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the December Convertible Debentures an aggregate of 6,716,499 Warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading days. The December Convertible Debentures and December Warrants issued pursuant to the private placement (and the underlying common shares) were subject to a statutory hold period of four months and one day from the closing date.

11.1.1	Debt Settlement Through Conversion of Shares

During the year ended October 31, 2023, Purchasers of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 common shares respectively.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

The conversion feature of the December Convertible Debentures gives rise to the derivative liability reported on the statement of financial position at October 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at October 31, 2023, was estimated to be $490,195 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.67%
Expected life	2.09 years
Expected volatility	99%

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured the July Convertible Debentures with an aggregate principal amount of $5,000,000. The Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading.

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the statement of financial position at October 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at October 31, 2023, was estimated to be $6,053,927 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.18%
Expected life	3.70 years
Expected volatility	99%

11.2.1	9% Convertible Debentures with Original Principal Amount of $1,000,000

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (the August Convertible Debentures), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants. The terms of the August Convertible Debentures and warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

The conversion feature of the August Convertible Debentures gives rise to the derivative liability reported on the statement of financial position at October 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at October 31, 2023, was estimated to be $1,264,378 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.18%
Expected life	4.00 years
Expected volatility	99%

12.	SHARE CAPITAL AND SHARES ISSUABLE

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the year ended October 31, 2023, the following share transactions occurred:

12.1	200,000 Common Shares Issued to Settle Shares Issuable

On January 10, 2023, the Company issued 200,000 common shares with an aggregate fair value of $35,806, which was reported as issuable as at October 31, 2022, which represented a portion of consideration for the acquisition of Golden Harvests (Note 5).

12.2	10,151,250 Common Shares Issued to Settle Convertible Debentures

On July 13, 2023, the Company issued 10,151,250 common shares with an aggregate fair value of $2,428,656, as holders opted to convert their convertible debentures (Note 11.1.1).

12.3	1,022,025 Common Shares Issued to Settle Convertible Debentures

On August 30, 2023, the Company issued 1,022,025 common shares with an aggregate fair value of $270,133, as holders opted to convert their convertible debentures.

During the year ended October 31, 2022, the following share transactions occurred:

12.4	529,335 Common Shares Issued to Employees, Directors, and/or Consultants

The Company issued 529,335 common shares with a fair value of $59,796 for employment compensation, director services and consulting services.

12.5	13,166,400 Common Shares Issued in Private Placement for Proceeds of $1,300,000

On December 9, 2021, the Company closed the Private Placement, a non-brokered private placement of common shares, for total gross proceeds of $1,300,000 (CAD$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested $300,000 in the Private Placement and received 3,038,400 common shares of the Company.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2021, the following share transactions occurred:

12.6	The Company issued 534,294 common shares with a fair value of $95,294 for employment compensation, director services and consulting services.

12.7	On February 5, 2021, the Company closed a non-brokered private placement of an aggregate total of 10,231,784 common shares with a fair value of $1,225,000. The private placement was raised in two tranches. In the first tranche, 2,031,784 common shares were issued for proceeds of $200,000. In the second tranche, 8,200,000 common shares and 8,200,000 warrants to purchase one common share were issued for proceeds of $1,025,000. All proceeds of the private placement were allocated to share capital, and costs of $15,148 incurred for this private placement were allocated to share capital.

12.8	The Company issued 25,000 shares with a fair value of $2,103 in order to extend an option payment as part of the Company’s acquisition of Golden Harvests (Note 8).

12.9	On January 14, 2021, the Company agreed to issue 400,000 shares with a fair value of $36,310 to a lender of Golden Harvests to support Golden Harvests’ business development.

12.10	The Company issued 600,000 common shares with an aggregate fair value of $107,461 to make payments towards the acquisition of Golden Harvests. Of the 600,000 common shares issued, 400,000 common shares were issued to satisfy milestone payments, and 200,000 common shares were issued to extend the due date of a milestone payment.

12.11	On March 5, 2021, The Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”), before the adjustment to 23,162,579 Special Warrants described below, at a price of CAD$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3,738,564 (CAD$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021.

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

12.12	The holders of convertible debentures converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares with an aggregate fair value of $916,290. The value of derivative liabilities settled with the conversions allocated to equity was $1,833,731.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

13.	WARRANTS

The following table summarizes the warrant activities for the years ended October 31, 2023, 2022 and 2021:

	Number	Weighted Average Exercise Price (CAD$)
Balance - October 31, 2020	44,158,331	0.33
Issuance pursuant to private placement	8,200,000	0.20
Issuance pursuant to the Offering	23,162,579	0.30
Expiration of broker warrants	(757,125)	0.44)
Expiration of warrants	(17,843,998)	0.55
Balance - October 31, 2021	56,919,787	0.22
Expiration of warrants pursuant to convertible debt deemed re-issuance	(8,409,091)	0.16
Expiration of warrants issued pursuant to private placement to PBIC	(15,000,000)	0.13
Balance - October 31, 2022	33,510,696	0.28
Issuance pursuant to the December Convertible Debentures (Note 11.1)	6,716,499	0.25
Issuance pursuant to the July Convertible Debentures (Note 11.2)	13,737,500	0.28
Issuance pursuant to the August Convertible Debentures (Note 11.2.1)	2,816,250	0.28
Issued pursuant to the Consulting Agreement with Goodness Growth (Note 13.2)	8,500,000	0.33
Expiration of warrants pursuant to Feb 2021 subscription	(8,200,000)	0.20
Expiration of warrants pursuant to the Offering (Special warrant issue)	(23,162,579)	0.30
Expiration of warrants pursuant to terminate purchase agreement	(2,148,117)	0.44
Balance - October 31, 2023	31,770,249	0.29

At October 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.25	6,716,499	2.09	December 2, 2025
0.28	13,737,500	2.70	July 13, 2026
0.28	2,816,250	2.80	August 17, 2026
0.33	8,500,000	4.93	October 05, 2028
0.29	31,770,249	3.18

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

13.1	Agent Warrants

On March 5, 2021, as consideration for the services rendered by the agent (the “Agent”) to a brokered placement of special warrants (the “Offering”), the Company issued to the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the “Agent Warrants.”

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The Agent Warrants expired on March 5, 2023.

13.2	Goodness Growth Consulting Agreement

The Consulting Agreement with Goodness Growth was executed as of May 24, 2023, whereby GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota (Note 2.5.1).

As part of this strategic agreement, Goodness Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to the Company, with a strike price equal to CAD$0.317 (U.S.$0.233), being a 25.0 percent premium to the 10-day VWAP of Goodness Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company will issue 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Goodness Growth, with a strike price equal to CAD$0.225 (U.S.$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement.

The Company first measured and recognized the fair value ($1,232,253) of the warrants using a Black-Scholes option pricing model as of the warrants’ deemed issuance date, which was the effective date of the Consulting Agreement (May 24, 2023). The Company and Goodness Growth issued and exchanged the warrants on October 5, 2023, at which time the carrying value ($1,232,253) of the warrants issued and received was recorded to equity and Warrants Asset, respectively.

The Warrants Asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the Warrants Asset at October 31, 2023, was estimated to be $1,361,366 (October 31, 2022 - $Nil) using the following assumptions:

Expected (strike) price	0.328
Risk-free interest rate	4.18%
Expected life	4.94 years
Expected volatility	99%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

14.	STOCK OPTIONS

The following table summarizes the stock option movements for the years ended October 31, 2023, October 31, 2022, and October 31, 2021:

	Number	Exercise price (CAD$)
Balance - October 31, 2020	3,720,000	0.19
Granted to employees	3,085,000	0.20
Forfeitures by service providers	(65,000)	0.15
Forfeitures by employees	(965,000)	0.15
Forfeitures by employees	(10,000)	0.22
Balance - October 31, 2021	5,765,000	0.20
Granted to employees	605,000	0.15
Forfeitures by service provider	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance - October 31, 2022	4,910,000	0.18
Granted to employees	3,650,000	0.15
Granted to employees	400,000	0.30
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(430,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance - October 31, 2023	11,205,000	0.17

14.1	During the year ended October 31, 2023, 6,800,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2023, was approximately $450,325 (CAD$611,439), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.89%
Expected life	4.0 years
Expected volatility	86%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

The vesting terms of options granted during the year ended October 31, 2023, are set out in the table below:

Vesting terms Number Granted	Description
200,000	1/3 on each anniversary of grant date
200,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
400,000	Fully vested on grant date
6,000,000	Vest on one year anniversary of grant date
6,800,000

14.2	During the year ended October 31, 2022, 605,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2022, was approximately $23,260 (CAD$29,924) which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	2.2%
Expected life	4.0 years
Expected volatility	86%

14.3	During the year ended October 31, 2021, 3,085,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2021, was approximately $272,918 (CAD$343,034), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	0.55%
Expected life	4.0 years
Expected volatility	98%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

At October 31, 2023, the following Stock Options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,845,000	1,782,500	0.7	July 2024
0.15	200,000	200,000	1.1	November 2024
0.30	1,000,000	850,000	1.5	April 2025
0.16	1,150,000	1,150,000	1.6	May 2025
0.15	85,000	85,000	2.0	November 2025
0.15	300,000	150,000	2.5	April 2026
0.15	6,225,000	400,000	3.2	January 2027
0.30	400,000	-	3.9	September 2027
0.17	11,205,000	4,617,500	2.4

15.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the years ended October 31, 2023, 2022 and 2021 are as follows:

Years ended October 31,	2023	2022	2021
	$	$	$
Accounts receivable	(465,465)	(904,711)	(412,060)
Inventory and biological assets	(767,636)	(94,595)	(1,359,567)
Prepaid expenses and other assets	(40,513)	5,267	(196,261)
Accounts payable and accrued liabilities	569,451	(124,334)	(294,846)
Interest payable	-	(13,750)	4,383
Unearned revenue	(28,024)	(95,389)	-
Deferred rent	-	-	(10,494)
Income taxes payable	55,024	56,401	137,131
Total	(677,163)	(1,171,111)	(2,131,714)

16.	SUPPLEMENTAL CASH FLOW DISCLOSURE

Years ended October 31,	2023	2022	2021
	$	$	$
Interest paid	358,154	400,630	168,924
Fair value of common shares issued and issuable for services	-	59,796	133,826
Fair value of common shares issued to Golden Harvests	-	-	109,564
Fair value of common shares issued to Golden Harvests creditor	-	-	36,310
Right-of-use assets acquired through leases (Note 7)	2,583,660	1,030,429	2,642,588
Conversion of debenture into common shares	2,698,789	-	916,290
Derivative liability recognized as contributed surplus upon debenture conversion	-	-	1,833,731
Note payable to HSCP used to acquire assets (Note 10.1)	350,000	1,250,000	-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

17.	RELATED PARTY TRANSACTIONS

During the year ended October 31, 2023, 2022 and 2021, the Company incurred the following related party transactions:

17.1	Transactions with the CEO

Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 were incurred for the year ended October 31, 2023 (2022 – 72,000 and 2021 - $72,000). The lease liability balance for Trail at October 31, 2023, was $139,014 (October 31, 2022 - $193,312).

During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges of $190,035 (2022 - $184,500 and 2021 - $60,000) were incurred for the year ended October 31, 2023. The lease liability for Lars at October 31, 2023, was $470,134 (2022 - $607,900).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $nil at October 31, 2023 (2022 – 9,433). Payments of $9,971 were made against the equipment leases during the year ended October 31, 2023 (2022 - $28,871 and 2021 – 17,802).

Leases liabilities payable to the CEO were $609,147 in aggregate at October 31, 2021 (October 31, 2022 - $810,645).

The CEO earns a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $nil during the year ended October 31, 2023 (2022 - $305 and 2021 - $19,035).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares (Note 12.3). During the year ended October 31, 2021, the Company settled $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021.

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests.

17.2	Transactions with Spouse of the CEO

During the year ended October 31, 2023, the Company incurred expenses of $98,846 (2022 - $60,000 and 2021 - $58,020) for salary paid to the spouse of the CEO. At October 31, 2021, accounts and accrued liabilities payable to this individual were $2,692 (October 31, 2022 - $1,154). The spouse of the CEO was granted 500,000 options during the year ended October 31, 2023.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

17.3	Transactions with Key Management Personnel

Key management personnel consists of the President and CEO; the Senior Vice President of GR Unlimited (formerly the CFO of GR Unlimited); the former Chief Market Officer (“CMO”); the former Chief Operating Officer (“COO”)*; the Chief Accounting Officer (“CAO”)**; the Michigan General Manager (“GM”); and the CFO of the Company. The compensation to key management is presented in the following table:

Year ended October 31,	2023	2022	2021
	$	$	$
Salaries and consulting fees	880,195	1,118,694	875,058
Share-based compensation	-	13,043	70,040
Stock option expense	161,422	20,082	64,436
Total	1,041,617	1,151,819	1,009,534

*	COO was appointed subsequent to April 30, 2021, and was paid and compensated prior to appointment; compensation for the year ended October 31, 2021, is included in the table above for comparability to past and ongoing expenses. COO’s final date of employment was December 27, 2021.
**	CAO was promoted to CFO in September 2021.

Stock options granted to key management personnel and close family members of key management personnel include the following. During the year ended October 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; 750,000 options were granted to the SVP; and 175,000 options to the GM. During the year ended October 31, 2022, no options were granted to key management personnel. During the year ended October 31, 2021: 500,000 options were granted to the COO, which expired following the COO’s resignation.

During the year ended October 31, 2023, 1,250,000 stock options were granted to three Board of Directors.

During the year ended October 31, 2023, the SVP purchased December Convertible Debentures with a principal balance of $50,000 and was issued 167,912 December Warrants.

During the year ended October 31, 2023, the Company issued 200,000 shares to the GM, which represented a portion of consideration for the acquisition of Golden Harvests (Note 5 and 12.1).

Compensation to the Board of Directors during the year ended October 31, 2023 (2022 - $18,000 and common share issuances of 273,750 common shares with a fair value of $20,562; 2021 - fees of $18,000 and common share issuances of 100,908 common shares with a fair value of $14,187).

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, and is located in Michigan, with a lease term through January 2026. Lease charges of $180,000 (2022 - $152,000; 2021 - $140,000) were incurred during the year ended October 31, 2023. The lease liability of Morton at October 31, 2023 was $377,043 (2022 - $428,476).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex, located in Michigan, which is owned by the Company’s GM. The lease term was extended during the year ended October 31, 2023, through November 2023. Lease charges of $740,000 (2022 - $330,000 and 2021 - $nil) were incurred during the year ended October 31, 2023. The lease liability of Morton Annex at October 31, 2023, was $29,774 (2022 - $211,991).

Accounts payable, accrued liabilities, and lease liabilities due to key management at October 31, 2023, totaled $1,118,763 (2022 - $1,587,700).

17.4	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	Senior VP - GR Unlimited LLC	Director	COO	GM	Total
	$	$	$	$	$	$
Balance - October 31, 2021	65,539	131,078	196,617	163,750	358,537	915,521
Interest	24,621	49,242	73,863	1,250	62,863	211,839
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(61,400)	(486,554)
Balance - October 31, 2022	46,799	93,603	140,404	-	360,000	640,806
Interest	15,649	31,297	46,947	-	64,800	158,693
Payments	(55,778)	(111,555)	(167,333)	-	(64,800)	(399,466)
Balance - October 31, 2023	6,670	13,345	20,018	-	360,000	400,033

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% ownership interests in GR Michigan LLC, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 23.2). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy (Note 23.3); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $59,400 were made on the business acquisition payable of $360,000 (Note 5.1)

17.5	On November 23, 2020, a director, prior to his directorship, purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC (Note 26) for $250,000, out of the total of 11.875 such units issued during the year ended October 31, 2021. On April 30, 2021, the Company purchased these units for consideration of 1,953,125 common shares with a fair value of $349,809.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

17.6	Related party subscriptions to February 5, 2021, non-brokered private placement

The following table sets out related party subscriptions to the February 5, 2021, non-brokered private placement described at Note 15.4.

	Subscription amount ($)	Shares	Warrants
Chief Operating Officer	125,000	1,000,000	1,000,000
Chief Financial Officer of GR Unlimited	250,000	2,000,000	2,000,000
Chief Executive Officer	200,000	1,600,000	1,600,000
PBIC	250,000	2,000,000	2,000,000
Total	825,000	6,600,000	6,600,000

17.7	On March 5, 2021, under the Offering (Note 15.8), PBIC invested proceeds of $394,546 which resulted in the issuance to PBIC of 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CAD$0.30 for a period of two years.

18.	FINANCIAL INSTRUMENTS

18.1	Market Risk (Including Interest Rate Risk and Currency Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At October 31, 2023 and 2022, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

18.1.2	Currency Risk

At October 31, 2023, the Company had accounts payable and accrued liabilities of CAD$190,169 (2022 - CAD$616,345). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

18.1.3	Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

18.2	Credit Risk

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

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the FDIC up to $250,000. At October 31, 2023 and October 31, 2022, the Company had $8,108,247 and $832,384 in excess of the FDIC insured limit, respectively.

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

The carrying amount of cash, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	October 31, 2023	October 31, 2022
	$	$
Cash	8,858,247	1,582,384
Accounts Receivable	2,109,424	1,643,959
Notes Receivable	1,430,526	-
Total	12,398,197	3,226,343

The allowance for doubtful accounts at October 31, 2023, was $165,346 (October 31, 2022 - $264,719).

At October 31, 2023 and 2022, the Company’s trade accounts receivable and other receivable were aged as follows:

	October 31, 2023	October 31, 2022
	$	$
Current	1,079,657	872,100
1-30 days	475,909	336,149
31 days-older	616,574	614,022
Total trade accounts receivable	2,172,140	1,822,271
GST /HST	102,631	86,407
Provision for bad debts	(165,347)	(264,719)
Total accounts receivable	2,109,424	1,643,959

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended October 31, 2023, there was no major customer that accounted for greater than 10% of revenues (2022 – one major customer accounted for 14% of revenues; 2021 – one major customer accounted for 11% of revenues). There were no customers with accounts receivable balances greater than 10% at October 31, 2023 and 2022.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2023, the Company’s working capital accounts were as follows:

	October 31, 2023	October 31, 2022
	$	$
Cash	8,858,247	1,582,384
Current assets excluding cash	8,563,290	6,327,629
Total current assets	17,421,537	7,910,013
Current liabilities	(13,004,181)	(5,315,904)
Working capital	4,417,356	2,594,109

The contractual maturities of the Company’s accounts payable and accrued liabilities, long-term debt, and lease payable occurs over the next three years as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	2,359,750	-	-
Lease liabilities	824,271	1,116,399	978,013
Convertible debentures	-	-	2,412,762
Debt	1,285,604	102,913	-
Business acquisition consideration payable	360,000	-	-
Total	4,829,625	1,219,312	3,390,775

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

18.5	Fair Value Hierarchy

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at October 31, 2023 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$8,858,247	$-
Accounts receivable	Level 2	2,109,424	-
Warrants asset	Level 1	-	1,361,366

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$2,359,750	$-
Debt	Level 2	1,388,517	-
Convertible debentures	Level 2	2,412,762
Business acquisition consideration payable	Level 2	360,000	-
Derivative liability	Level 2		7,808,500

During the year ended October 31, 2023, there were no transfers of amounts between levels.

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended October 31, 2023, 2022 and 2021 are as follows:

	Years ended October 31,
	2023	2022	2021
	$	$	$
Office, banking, travel, and overheads	1,960,696	1,929,385	1,158,975
Professional services	585,342	456,532	767,050
Salaries and benefits	3,919,839	3,466,319	2,057,225
Total	6,465,877	5,852,236	3,983,250

20.	INCOME TAXES

As the Company operates in the legal cannabis industry, certain subsidiaries of the Company are subject to the limits of IRC Section 280E for U.S. federal income tax purposes. Under IRC Section 280E, these subsidiaries are generally only allowed to deduct expenses directly related to the Cost of Goods Sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company for Canadian income tax purposes as defined in the ITA. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in various state jurisdictions in the United States. The Company’s income tax is accounted for in accordance with IAS 12 Income Taxes.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

For the tax years ending October 31, 2023, 2022 and 2021, income tax expense consisted of:

	Years ended October 31,
	2023	2022	2021
	$	$	$
Current expense:
Federal	498,435	217,571	113,699
State	68,861	27,787	36,844
Adjustment to prior years provision versus statutory tax returns	273,994	-	-
Total current expense:	841,290	245,358	150,543
Deferred expense (benefit):
Federal	(1,354,696)	(990,452)	(1,288,637)
State	(389,828)	(350,374)	(322,400)
Change in unrecognized deductible temporary differences	1,274,166	1,340,826	1,611,037
Total deferred (benefit):	(470,358)	-	-
Total income tax expense:	370,932	245,358	150,543

The difference between the income tax expense for the years ended October 31, 2023, 2022 and 2021, and the expected income taxes based on the statutory tax rate applied to income (loss) before income tax is as follows:

	Years ended October 31,
	2023	2022	2021
	$	$	$
Income (loss) before income taxes and noncontrolling interest	(291,388)	665,309	(864,202)
Statutory tax rates	24.46%	27.25%	27.25%
Expected income tax (recovery)	(71,275)	181,297	(235,495)
Change in statutory tax rates and FX rates	21,890	92,662	84,952
Nondeductible expenses	1,069,536	38,802	(42,264)
Deferral adjustments	(1,189,931)	(1,374,372)	(1,260,938)
Change in unrecognized deductible temporary differences	1,274,166	1,340,826	1,611,038
Net operating loss	(1,323,949)	-	-
Fiscal year to calendar year adjustment	316,501	(33,856)	(6,749)
Adjustment to prior years provision versus statutory tax returns	273,994	-	-
Total income tax expense:	370,932	245,358	150,543

The following tax assets arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements for the years ended October 31, 2023, 2022 and 2021:

	Years ended October 31,
	2023	2022	2021
	$	$	$
Property, plant and equipment	127,305	-	-
Inventory	127,846	-	-
ROU Leases	(108,206)	-	-
Net Operating Loss Carryforward (federal)	318,614	-	-
Net Operating Loss Carryforward (state)	4,799	-	-
Net deferred tax assets:	470,358	-	-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not taxable until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment and inventory, and have been offset against deferred income tax liabilities. As of October 31, 2023, Grown Rogue International Inc. has estimated Canadian non-capital losses of CAD$9,000,490. These Canadian non-capital losses are available to be carried forward, to be applied against Grown Rogue International Inc.’s taxable income earned in Canada over the next 20 years and expire between 2030 and 2042. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax asset since it is not probable that the Company would be able to realize these deductible temporary differences for U.S. tax purposes.

The Company operates in various U.S. state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained. For the years ended October 31, 2023, 2022 and 2021, the Company did not record an accrual for uncertain tax positions.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, including various state jurisdictions, and in Canada, which remain open to examination by the respective jurisdictions for the 2018 tax year to the present.

U.S. Federal and state tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the IRC Section 382. The Company does not believe that a change in ownership, as defined by IRC Section 382, has occurred but a formal study has not been completed.

U.S. Congress passed the Inflation Reduction Act in August 2022. The Company does not anticipate any impact to its income tax provision as a result of the new U.S. legislation.

21.	CAPITAL DISCLOSURES

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

22.	SEGMENT REPORTING

Geographical information relating to the Company’s activities is as follows:

Geographical segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments
At October 31, 2023	6,640,932	4,016,861	1,361,366	-	12,019,159
At October 31, 2022	4,719,260	3,741,309	-	-	8,460,569
Year ended October 31, 2023
Net revenue	11,001,261	11,422,908	-	929,016	23,353,185
Gross profit	5,259,439	6,791,700	-	620,375	12,671,514
Gross profit before fair value adjustment	4,615,259	6,653,234	-	620,375	11,888,868
Year ended October 31, 2022
Net revenue	8,852,104	8,905,179	-	-	17,757,283
Gross profit	3,039,159	5,083,919	-	-	8,123,078
Gross profit before fair value adjustments	3,089,302	5,440,542	-		8,529,844
Year ended October 31, 2021
Net revenue	5,152,286	3,882,332	344,055	-	9,378,673
Gross profit	2,325,304	3,585,462	189,702	-	6,100,468

23.	NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the years ended October 31, 2023, 2022 and 2021, and are as follows:

	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$
Balance, beginning of year	2,006,479	2,033,986	(33,383)
Non-controlling interest’s 13% share of GR Michigan	-	-	5,743
Non-controlling interest’s 100% share of Canopy	(129,279)	(27,507)	2,065,718
Acquisition of 87% of Canopy	(893,483)	-	2,065,718
Balance, end of year	983,717	2,006,479	2,033,986

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

23.1	Non-controlling interest in GR Michigan

The following is summarized financial information for GR Michigan:

	October 31, 2023	October 31, 2022	October 31, 2021
	$		$
Current assets	-	-	1,453
Non-current assets	-	-	-
Current liabilities	-	-	-
Non-current liabilities	-	-	-
Net loss for the year	-	-	48,867

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 17.4), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

23.2	Non-controlling interest in Canopy

The following is summarized financial information for Canopy, reflecting consolidation of Golden Harvests, of which Canopy is a 60% owner:

	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$
Current assets	4,192,902	3,200,701	3,093,330
Non-current assets	4,016,860	3,741,309	4,023,521
Current liabilities	2,048,167	2,337,695	1,708,330
Non-current liabilities	253,340	715,461	1,225,804
Advances due to parent	-	-	530,020
Net income (loss) for the year	(129,279)	(27,507)	2,196,479

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 23.2), which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

24.	LEGAL MATTERS

On September 22, 2022, the SEC issued an Order Instituting Proceedings pursuant to Section 12(j) of the 1934 Act, against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the SEC as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the SEC finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of their filings, is vigorously defending itself in the matter, and is preparing to re-register its security if necessary.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars, unless otherwise indicated

25.	SUBSEQUENT EVENTS

25.1	Purchase of Ross Lane, Oregon farm property

On January 12, 2024, the Company executed the option to purchase the Ross Lane outdoor farm property located in Central Point, Oregon for total consideration of $1,525,000.

25.2	New Jersey retail investment

On January 17, 2024, the Company announced that it formed GR Retail and signed a definitive agreement on January 16, 2024, to invest in and support Nile of NJ LLC, a company that is developing an adult-use dispensary in West New York, New Jersey. The investment is in the form of a secured note, in which the Company advanced $500,000 pursuant to this secured note on February 13, 2024. These retail operations will be supported with products from a cultivation facility under development.

25.3	Warrants Acceleration

On March 1, 2024, the Company announced it has accelerated the expiry date of an aggregate of 23,270,249 common share purchase warrants comprised of the December Warrants, July Warrants and August Warrants. The Company issued the notice of acceleration required by the warrant certificates governing these warrants on March 1, 2024, thereby accelerating the expiry date to 90 days from the date of notice. Should all these warrants be exercised, the Company would collect proceeds of approximately CAD$6.3 million.

25.4	Illinois Expansion

On March 5, 2024, the Company announced it signed a definitive agreement to form Rogue EBC, LLC, a joint venture with EBC Ventures. The joint venture has entered into a definitive agreement to acquire 100% of CannEquality, LLC, which holds a craft growers license with the Illinois Department of Agriculture. Grown Rogue will own 70% of the joint venture and has agreed to contribute up to US$6,000,000 to support the development of the facility. The joint venture agreement includes multiple purchase options, which ultimately give Grown Rogue the ability to acquire 100% of the membership interests of the joint venture.