Form 20-F
period 2023-12-31
Grown Rogue International Inc.
filed 2024-04-30
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from November 1, 2023 to December 31, 2023

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

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of December 31, 2023, was 182,005,886 shares.

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

ii

GENERAL

In this Transition Report, references to “we”, “us”, “our”, the “Company”, and “Grown Rogue” means Grown Rogue International Inc., and its subsidiaries, unless the context requires otherwise.

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

On the federal legislative side, a number of bills (some bi-partisan) have been introduced in Congress over the years in an attempt to address and perhaps reconcile the tension between state-legal cannabis programs and federal illegality, including the Strengthening the Tenth Amendment Through Entrusting States (STATES) Act, the Marijuana Opportunity Reinvestment and Expungement Act (MORE) Act, the Cannabis Administration and Opportunity (CAOA) Act, the Secure and Fair Enforcement (SAFE) Banking Act, the Preparing Regulators Effectively for a Post-Prohibition Adult-Use Regulated Environment (PREPARE) Act, and the Small Business Tax Equity (SBTE) Act. Congress has not passed any material marijuana reform legislation in decades.

There has, however, been activity with respect to cannabis from the administrative branch. In 2013, then United States Department of Justice Deputy Attorney General James M. Cole issued a memorandum (the “Cole Memorandum”) for all United States Attorneys providing updated guidance to federal prosecutors concerning marijuana enforcement under the Federal CSA. The Cole Memorandum applied to all Department of Justice federal enforcement activity, including civil enforcement, criminal investigations, and prosecutions concerning marijuana in all states. However, the Cole Memorandum was rescinded by Attorney General Jeff Sessions on January 4, 2018. Notably, the Biden administration has tacitly reverted to the guidance provided in the Cole Memorandum. Although current Attorney General Merrick Garland has not officially reinstated the Cole Memorandum, he advised in written testimony in early 2021 that he did not “think it the best use of the Department’s limited resources to pursue prosecutions of those who are complying with the laws in states that have legalized and are effectively regulating marijuana.” The Department of the Treasury adopted recommendations based on the standards set forth in the Cole Memorandum in its guidance (the “FinCen Guidance”) provided in 2014. Despite the repeal of the Cole Memorandum, the Department of Treasury’s Financial Crimes Enforcement Network (FinCEN) has confirmed that the FinCEN Guidance remains in effect and the Department of Treasury indicated it will remain in place.

On October 6, 2022, President Biden, among other things, asked the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. On or about August 29, 2023, Deputy Secretary of Health and Human Services (HHS) Rachel Levine transmitted a letter to the head of the Drug Enforcement Agency (DEA), Anne Milgram, recommending that cannabis and its derivatives be removed from Schedule I of the CSA. HHS’s recommendation is to reschedule cannabis to Schedule III. Schedule III substances are deemed to have medicinal value and have potential for abuse but less than substances in Schedules I or II, and abuse that may lead to moderate or low physical dependence or high psychological dependence. HHS’s recommendation remains pending and the Department of Justice (DOJ), specifically the DEA, is in the process of assessing it. If DOJ accepts the recommendation, it will then promulgate rules to effectuate the reschedule.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned. Unless and until the United States amends the Federal CSA with respect to marijuana, there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal law, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition, and prospects would be materially adversely affected. There thus remains a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

Certain Grown Rogue subsidiaries are directly engaged in the cultivation, manufacture, possession, sale, or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the medical and recreational marketplaces in the State of Michigan. Pending regulatory approval, certain Grown Rogue subsidiaries expect to be directly engaged in the cultivation, manufacture, possession, sale, or distribution of cannabis in the recreational cannabis marketplace in New Jersey and Illinois. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities, or operations will be promptly disclosed by Grown Rogue.

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

The Company’s business and products are and will continue to be regulated by the Oregon Liquor Control Commission (the “OLCC”), the Cannabis Regulatory Agency (the “CRA”) of Michigan, and other regulatory bodies as applicable laws continue to change and develop. Pending regulatory approval, Grown Rogue, through its subsidiaries, expects to participate in Illinois’s and New Jersey’s adult-use markets over the coming year. Regulatory compliance with the OLCC, CRA, and other regulatory bodies, and the process of obtaining regulatory approvals, can be costly and time-consuming. Further, the Company cannot predict what kind of regulatory requirements its business will be subject to in the future. Any delays in obtaining, or failure to obtain, regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company.

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

We may require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years. At December 31, 2023, we had working capital of $3,842,334, accumulated deficit of $20,353,629, and generated net income of $672,427 for the transition period ended December 31, 2023. At October 31, 2023, we had working capital of $4,417,356, accumulated deficit of $20,996,449, and generated a net loss of $662,320 for the year ending October 31, 2023. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

We have significant trade and other payables which may make it difficult to service our debts and adversely affects our ability to obtain additional financing. At December 31, 2023, we had trade and other payables in the amount of $1,358,962. At October 31, 2023, we had trade and other payables in the amount of $2,359,750. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations and continue business operations.

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

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock. Our organizational and corporate documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of December 31, 2023, we had outstanding the following share purchase options: 8,650,000 options exercisable at CAD$0.15 per share, 1,150,000 options exercisable at CAD$0.16, 1,400,000 options exercisable at a weighted average exercise price of CAD$0.30 per share, and 600,000 options exercisable at a weighted average exercise price of CAD$0.39 per share. As of October 31, 2023, we had outstanding the following share purchase options: 8,655,000 options exercisable at CAD$0.15 per share, 1,150,000 options exercisable at CAD$0.16, and 1,400,000 options exercisable at a weighted average exercise price of CAD$0.30 per share. As of December 31, 2023, we had outstanding the following common share purchase warrants: 6,716,499 warrants exercisable at CAD$0.25, 13,737,500 warrants exercisable at CAD$0.28 per share, 2,816,250 warrants exercisable at CAD$0.28 and 8,500,000 warrants exercisable at CAD$0.33 per share. As of October 31, 2023, we had outstanding the following common share purchase warrants: 6,716,499 warrants exercisable at CAD$0.25, 13,737,500 warrants exercisable at CAD$0.28 per share, 2,816,250 warrants exercisable at CAD$0.28 and 8,500,000 warrants exercisable at CAD$0.33 per share. (See Item 5: “Operating and Financial Review and Prospects” – “Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

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

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

During the transition period ended December 31, 2023, and the fiscal years ended October 31, 2023 and 2022, the Company invested $770,010, $4,008,866, and $4,000,874, respectively, on property and equipment, the significant majority of which was spent on the build-out of its indoor growing and processing facilities. The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, debt, shareholders’ loans, and cash flow from operations.

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

On May 1, 2023, the terms of the Secured Promissory Note between GR Distribution and HSCP were amended for a second time. Under the second amendment, the Secured Promissory Note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bears no interest, is due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The balance was fully paid during the two months ended December 31, 2023.

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

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured convertible debentures (the “July Convertible Debentures”) with an aggregate principal amount of $5,000,000. The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of principal amount subscribed (the “July Warrants”). The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. On March 1, 2024, the Company issued the notice of acceleration required by the warrant certificates governing the July Warrants, thereby accelerating the expiry date to 90 days from the date of notice.

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (the “August Convertible Debentures”), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants (the “August Warrants”). The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued with the July Convertible Debentures and July Warrants. On March 1, 2024, the Company issued the notice of acceleration required by the warrant certificates governing these warrants, thereby accelerating the expiry date to 90 days from the date of notice.

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

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (the “CRC”). ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed a secured draw down promissory note (the “Iron Flag Promissory Note”) with Iron Flag, LLC (“Iron Flag”), to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the second quarter of 2024. Pursuant to the Iron Flag Promissory Note, GR Unlimited shall make the maximum amount available to Iron Flag in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrues at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full.

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

General

Immediately prior to the reverse takeover Transaction, the Company operated as an emerging media and internet company with a focus on user experience and engagement. As a result of the Transaction and through GR Unlimited, we became a multi-state cannabis company curating innovative products that allow consumers to enhance life experiences. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. The Grown Rogue portfolio of brands have a diverse cannabis product suite that includes premium flower (indoor and sungrown) and flower pre-rolls. Grown Rogue is strategically focused on high quality, low cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other products such as edible, vape cartridges, pre-rolls, or concentrates. With its best-in-class production methods, low cost cultivation, award winning product, and geographic location in the famed Emerald Triangle, Grown Rogue is well positioned to execute on becoming a leader in flower production in the cannabis sector.

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation, manufacture, possession, sale, and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon and Michigan (both of which have legalized medical and recreational marijuana). Grown Rogue, through its subsidiaries, produces recreational marijuana and distributes it to dispensaries throughout Oregon and Michigan.

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

The Consulting Agreement and amendments to the Consulting Agreement provides for service revenue earned by us the Company to be calculated beginning January 2023, and we reported service revenue of $96,050 for the two months ended December 31, 2023 (for year ended October 31, 2023 - $929,016) and cost of service revenue of $89,120 for the two months ended December 31, 2023 (for year ended October 31, 2023 - $308,461).

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

As of the date of this Transition Report, and as a result of the Transaction, we have five wholly-owned subsidiaries: GR Unlimited, GR Gardens, Grown Rogue Distribution, LLC (“GR Distribution”), GRU Properties, LLC (“GRUP”), and GRIP, LLC (“GRIP”). The Company owns GR Gardens, GR Distribution, GRUP, and GRIP, indirectly through its ownership of GR Unlimited; each of GR Gardens, GR Distribution, GRUP, and GRIP is a wholly owned subsidiary of GR Unlimited. Through GR Unlimited, the Company also has an indirect ownership of 87% interest in GR Michigan, LLC (“GR Michigan”), and 87% of Canopy Management LLC, which owns 60% of Golden Harvests. The Company also owns Grown Rogue Retail Ventures, LLC (“GR Retail”) indirectly through its ownership of GR Unlimited as GR Retail is a wholly owned subsidiary of GR Unlimited, which owns 43.5% of GR Retail.

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

The corporate structure of the Company as of the date of this Transition Report is as follows:

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

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for two months ended December 31, 2023 and the years ended October 31, 2023 and 2022 and notes thereto included under Item 18. For a discussion of Operation and Financial Review and Prospects for the year ended October 31, 2021 please refer to the Company’s Form 20-F Annual Report for the fiscal year ended October 31, 2021 filed on November 4, 2022.

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

The Company’s Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favorable market conditions to sustain future development of the business. At December 31, 2023, and October 31, 2023 and 2022, the Company considered its capital structure to be comprised of shareholders’ deficiency.

BASIS OF PREPARATION

Statement of Compliance

The Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). On April 29, 2024, the Board of Directors approved the Consolidated Financial Statements for the two months ended December 31, 2023.

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

Change in Fiscal Year End

On January 29, 2024, the Company changed its fiscal year-end from October 31st to December 31st, effective immediately. The decision to change the fiscal year-end to a calendar year-end was to align our reporting cycle more closely with how we plan to manage our business. This Transition Report on Form 20-F reports our financial results for the period from November 1, 2023, through December 31, 2023, which we refer to as the “transition period” in this report. Following the transition period, we will file an annual report for each twelve-month period ended December 31st of each year beginning with December 31, 2024.

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

SEGMENTED INFORMATION

The Company’s operating segments include the production and sale of cannabis and the provision of consulting services in the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenues were generated in the United States during the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022. As such, amounts disclosed in the Consolidated Financial Statements also represent the single operating and geographical reporting segment.

Geographical information relating to the Company’s activities is as follows:

Geographical segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments
At December 31, 2023	8,187,649	4,054,332	1,761,382	-	14,003,363
At October 31, 2023	7,362,957	4,016,861	1,361,366	-	12,741,184
At October 31, 2022	4,719,260	3,741,309	-	-	8,460,569
Transition period ended December 31, 2023
Net revenue	1,529,088	2,012,949	-	96,050	3,638,087
Gross profit	766,291	1,597,643	-	6,840	2,370,774
Gross profit before fair value adjustment	902,603	1,235,111	-	6,840	2,144,554
Year ended October 31, 2023
Net revenue	11,001,261	11,422,908	-	929,016	23,353,185
Gross profit	5,259,439	6,791,700	-	620,375	12,671,514
Gross profit before fair value adjustment	4,615,259	6,653,234	-	620,375	11,888,868
Year ended October 31, 2022
Net revenue	8,852,104	8,905,179	-	-	17,757,283
Gross profit	3,039,159	5,083,919	-	-	8,123,078

(1)	Includes: Plant and equipment, and non-current assets other than financial instruments.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective November 1, 2018 and changed its name from Novicius Corp. to Grown Rogue International Inc.

a)	Share Capital

Authorized:

Unlimited number of shares of common stock at no par value

Unlimited number of preferred shares issuable in series

Shares of Common Stock Issued:

The following table sets out the changes in shares of common stock during the respective periods, presented at the number of common shares issued in connection with completion of the Transaction:

	Number	Amount $
Balance October 31, 2021	156,936,876	$20,499,031
Shares issued for employment, director, and consulting services	529,335	59,796
Private placement of shares	13,166,400	1,300,000
Balance October 31, 2022	170,632,611	21,858,827
Shares issued in consideration for the acquisition of Golden Harvests	200,000	35,806
Shares issued as partial settlement of December Convertible Debentures	11,173,275	2,698,789
Balance December 31, and October 31, 2023	182,005,886	24,593,422

Preferred Shares Issued:

At December 31, 2023, October 31, 2023 and 2022, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

Warrants	Number of Warrants	Weighted Average Price (CAD$)
Outstanding, October 31, 2021	56,919,787	$0.22
Expiration of warrants	(23,409,091)	(0.14)
Outstanding, October 31, 2022	33,510,696	$0.28
Issued pursuant to December Convertible Debentures	6,716,499	0.25
Issuance pursuant to July Convertible Debentures	13,737,500	0.28
Issuance pursuant to August Convertible Debentures	2,816,250	0.28
Issuance pursuant to Consulting Agreement with Goodness Growth	8,500,000	0.33
Expiration of warrants	(33,510,696)	(0.28)
Outstanding, December 31, and October 31, 2023	31,770,249	$0.29

The following tables summarize the outstanding warrants at transition period ended December 31, 2023, and the years ended October 31, 2023, and 2022, respectively:

Number of Warrants 2023	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (Years)
6,716,499	$0.25	December 2, 2025	1.92
13,737,500	0.28	July 13, 2026	2.53
2,816,250	0.28	August 17, 2026	2.63
8,500,000	0.33	October 5, 2028	4.77
31,770,249	$0.29		3.01

Number of Warrants 2023	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (Years)
6,716,499	$0.25	December 2, 2025	2.09
13,737,500	0.28	July 13, 2026	2.70
2,816,250	0.28	August 17, 2026	2.80
8,500,000	0.33	October 5, 2028	4.93
31,770,249	$0.29		3.18

Number of Warrants 2022	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (Years)
8,200,000	$0.20	February 5, 2023	0.27
23,162,579	0.30	March 5, 2023	0.34
2,148,117	0.44	June 28, 2023	0.66
33,510,696	$0.28		0.34

d)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	December 31, 2023	October 31, 2023	October 31, 2022
Weighted Average Shares Outstanding, basic	182,005,886	172,708,792	169,193,812
Weighted Average Shares Outstanding, diluted	214,046,728	172,708,792	169,193,812

e)	Share Purchase Options

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options	Weighted Average Exercise Price CAD$
Balance, October 31, 2021	5,765,000	$0.20
Granted to employees	605,000	0.15
Forfeitures by service providers	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance, October 31, 2022	4,910,000	$0.18
Granted to employees	3,650,000	0.15
Granted to employees	400,000	0.30
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(430,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance, October 31, 2023	11,205,000	$0.17
Granted to employees	100,000	0.39
Granted to service providers	500,000	0.39
Expiration of options to employees	(5,000)	015
Balance, December 31, 2023	11,800,000	$0.18

The following table is a summary of the Company’s stock options outstanding and exercisable at December 31, 2023:

Options Outstanding				Options Exercisable
Exercise Price CAD$	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price CAD$
$0.15	1,840,000	0.5	July 2024	1,777,500	$0.15
0.15	200,000	0.9	November 2024	200,000	0.15
0.30	1,000,000	1.3	April 2025	850,000	0.30
0.16	1,150,000	1.4	May 2025	1,150,000	0.16
0.15	85,000	1.8	November 2025	85,000	0.15
0.15	300,000	2.3	April 2026	150,000	0.15
0.15	6,225,000	3.0	January 2027	400,000	.015
0.30	400,000	3.7	September 2027	-	0.30
0.39	600,000	3.9	November 2027	41,666	0.39
$0.18	11,800,000	2.3		4,654,166	$0.18

OVERALL PERFORMANCE

Revenues during the two months ended December 31, 2023, were lower than the comparative year ended October 31, 2023, due primarily to the number of months in which the revenues are based.

	For the two months ended	For the year ended
	December 31, 2023	October 31, 2023	Variance	Variance
	($)	($)	($)	(%)
Revenue from Grown Rogue production	3,542,037	22,424,169	(18,882,132)	(84%)
Revenue from services	96,050	929,016	(832,966)	(90%)
Total revenue	3,638,087	23,353,185	(19,715,098)	(84%)

	For the two months ended	For the year ended
	December 31, 2023	October 31, 2023	Variance	Variance
	($)	($)	($)	(%)
Indoor	2,846,752	17,813,172	(14,966,420)	(84%)
Outdoor	42,678	2,471,790	(2,429,112)	(98%)
Pre-rolls	192,952	821,774	(628,822)	(77%)
Trim and other	459,655	1,317,433	(857,778)	(65%)
Revenue from Grown Rogue production	3,542,037	22,424,169	(18,882,132)	(84%)

Cost of finished cannabis inventory sold during the two months ended December 31, 2023, decreased by 87% from the year ended October 31, 2023, while revenues for the same periods decreased 84%. The following table summarizes costs of sales for the two months ended December 31, 2023, and the year ended October 31, 2023,

	For the two months ended	For the year ended
	December 31, 2023	October 31, 2023	Change	Change
	($)	($)	($)	(%)
Cost of finished cannabis inventory sold	1,404,323	11,155,676	(9,751,353)	(87%)
Costs of service revenues	89,210	308,641	(219,431)	(71%)
Costs of goods sold, excl. fair value items	1,493,533	11,464,317	(9,970,784)	(87%)

For the two months ended December 31, 2023, the Company reported a gross margin of $2,370,774 (for the years ended October 31, 2023 - $12,671,514, October 31, 2022 - $8,012,078). Our ability to generate margin depends upon the following significant factors: direct and indirect costs incurred to grow biological assets and complete inventory; depreciation of capital investments required to grow biological assets and complete inventory; and the impact of the adjustments that result from the fair valuation of biological assets. We prioritize cost efficiency in production and efficiency of capital allocation, and to maximize sales revenues through a variety of efforts, including production of flower which is desirable to consumers, sales team incentives, and continually increasing the number of our wholesale customers.

Operating expenses for the two months ended December 31, 2023 were $1,944,620 (for the years ended October 31, 2023 - $8,417,363, October 31, 2022 - $7,165,929). Increased general and administrative costs during the year ended October 31, 2023, were primarily due to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the years ended October 31, 2023 and 2022.

During the two months ended December 31, 2023, we added $770,010 (for the years ended October 31, 2023 - $4,008,866; October 31, 2022 - $4,000,874) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $126,090 for property and equipment additions during the two months ended December 31, 2023 (for the years ended October 31, 2023 - $1,456,782; October 31, 2022 - $1,111,283).

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

On May 1, 2023, the terms of the secured promissory note were amended for a second time (the “Second Amendment”). Under the Second Amendment, the secured promissory note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the First Amendment was due and payable. The remaining principal balance of $500,000 (the “Second Principal Amount”), which bears no interest, was due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The balance was fully paid during the two months ended December 31, 2023.

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

During the two months ended December 31, 2023, we granted 600,000 stock options, exercisable at a weighted average exercise price of CAD$0.39 per share and the vesting charge related to the outstanding options was $104,359.

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

General

Grown Rogue derives a substantial portion of its revenues from the state-legal cannabis industry in the United States. Grown Rogue is indirectly involved (through subsidiaries) in the state-legal cannabis industry in the United States where respective state laws permit “adult-use”/“reactional” and/or medical cannabis cultivation, manufacture, distribution, sales, and possession. Currently, Grown Rogue’s subsidiaries directly participate in the cultivation, manufacture, possession, distribution, or sale of cannabis in Oregon’s adult-use market and in Michigan’s medical and adult-use market. Pending regulatory approval, Grown Rogue, through its subsidiaries, expects to participate in Illinois’s and New Jersey’s adult-use markets over the coming year.

Cannabis is classified as a Schedule I narcotic under the Federal CSA, making it federally illegal in the United States. A Schedule I narcotic under the Federal CSA is deemed to have a high potential for abuse, no accepted medical use, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication. Despite federal illegality, over the past decade 38 states have legalized cannabis for medical use within their borders, 24 states, two territories, and the District of Columbia have enacted measures to regulate cannabis for recreational use, and nine states have approved measures to allow for “low THC” medical use programs. As such, cannabis is largely regulated at the state level in the United States. Notwithstanding the permissive regulatory environment of cannabis at the state level, pursuant to the Supremacy Clause of the United States Constitution, United States federal laws are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply. As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. Active enforcement of the current federal law on cannabis may directly and adversely affect revenues and profits of Grown Rogue.

Selected Financial Information

The following table reflects the summary of results for the transition period ended December 31, 2023, and the years ended October 31, 2023 and 2022.

	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022
	($)	($)	($)
Total revenue	3,638,087	23,353,185	17,757,283
Income from operations	426,154	4,254,151	957,149
Net income (loss)	672,427	(662,320)	419,951
Net income (loss) per share, basic and diluted	0.00	(0.00)	0.00
Comprehensive income (loss)	678,533	(666,882)	400,716
Comprehensive income (loss) per share, basic and diluted	0.00	(0.00)	0.00
Total assets	29,615,900	30,162,721	16,370,582
Total non-current liabilities	4,514,352	4,610,087	2,114,978
Cash dividends	Nil	Nil	Nil

Revenue

The following tables summarize revenues earned during the transition period ended December 31, 2023, and the year ended October 31, 2023.

	Two months ended December 31, 2023	Year ended October 31, 2023	Variance	Variance
	($)	($)	($)	(%)
Revenue from Grown Rogue production	3,542,037	22,424,169	(18,882,132)	(84%)
Revenue from services	96,050	929,016	(832,966)	(90%)
Total revenue	3,638,087	23,353,185	(19,715,098)	(84%)

Revenue from Grown Rogue production is detailed in the following table:

	Two months ended December 31, 2023	Year ended October 31, 2023	Variance	Variance
	($)	($)	($)	(%)
Indoor	2,846,752	17,813,172	(14,966,420)	(84%)
Outdoor	42,678	2,471,790	(2,429,112)	(98%)
Pre-rolls	192,952	821,774	(628,822)	(77%)
Trim and other	459,655	1,317,433	(857,778)	(65%)
Revenue from Grown Rogue production	3,542,037	22,424,169	(18,882,132)	(84%)

Revenues during the transition period ended December 31, 2023, were lower than the year ended October 31, 2023, due primarily to the number of months in which the revenues are based. As detailed further below, we sold less pounds in the two months ended December 31, 2023, than the comparative year ended October 31, 2023, at higher total ASP. The following table summarizes pounds sold, revenues from those pounds, and average selling prices.

	Two months ended December 31, 2023 Pounds sold	Year ended October 31, 2023 pounds sold	Pounds variance	December 31, 2023 ASP ($)	October 31, 2023 ASP ($)	ASP variance
Indoor	2,901	20,329	(17,428)	981	876	105
Outdoor	158	7,114	(6,956)	270	347	(77)
Pre-rolls	178	651	(473)	1,087	1,263	(176)
Total	3,237	28,094	(24,857)	952	751	201

General and Administrative	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022
	($)	($)	($)
Office, banking, travel and overheads	470,821	$1,960,695	$1,929,385
Professional services	59,701	585,342	456,532
Salaries and benefits	906,831	3,919,840	3,466,319
Total	$1,437,353	$6,465,877	$5,852,236

General and administrative costs for the two months ended December 31, 2023, were approximately 22% of the costs for the year ended October 31, 2023. Increased general and administrative costs during the year ended October 31, 2023, were primarily due to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the year ended October 31, 2023.

Equity-Based Compensation

Employees

For the transition period ended December 31, 2023, and the years ended October 31, 2023 and 2022, the Company recorded employee equity-based payments valued at $44,845, $202,208, and $107,695, respectively.

During the transition period ended December 31, 2023, the Company granted the following stock options to employees:

Number granted	Vesting terms	Exercise price (CAD$)	Expiration
100,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date	0.39	4 years from date of grant

During the year ended October 31, 2023, the Company granted the following stock options to employees:

Number granted	Vesting terms	Exercise price (CAD$)	Expiration
200,000	1/3 on each anniversary of grant date	0.15	4 years from date of grant
200,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
400,000	Fully vested on grant date	0.15	4 years from date of grant
6,000,000	Vest on one year anniversary of grant date	0.15	4 years from date of grant
6,800,000		0.15

Non Employees

For the transition period ended December 31, 2023, and the years ended October 31, 2023 and 2022, the Company recorded non-employee equity-based compensation valued at $59,514, $142,385, and $49,258, respectively.

During the two months ended December 31, 2023, the Company granted the following stock options to non-employees:

Number granted	Vesting terms	Exercise price (CAD$)	Expiration
500,000	Monthly over a year	0.39	4 years from date of grant

Interest

For the transition period ended December 31, 2023, the Company recorded interest expense of $69,164 (for the years ended October 31, 2023 - $370,616; October 31, 2022 - $402,239).

Gain on Debt Settlement

During the year ended October 31, 2022, the Company reported gain on debt settlement of $453,858 related primarily to settlement of debt for marketable securities. There was no gain on debt settlement to report for transition period ended December 31, 2023, nor the year ended October 31, 2023.

Total Other Comprehensive Income (Loss)

Currency Translation Adjustment

For the transition period ended December 31, 2023, the Company recorded a currency translation gain of $6,106 (for the years ended October 31, 2023 – translation loss of $4,562; October 31, 2022 – translation loss of $19,235).

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

Net Loss and Comprehensive Loss

For the transition period ended December 31, 2023, the net income was $672,427 (for the years ended October 31, 2023 – net loss of $662,320; October 31, 2022 – net loss of $1,014,747). Significant deductions from operating profit during 2023 included an unrealized loss on derivative liabilities, measured by non-cash fair value adjustments.

Comprehensive income (loss) for the transition period ended December 31, 2023, and the years ended October 31, 2023, and 2022, reflect net income (loss) adjusted for the impact of foreign currency translation.

Total Loss per Share, Basic

Comprehensive income (loss) per share for the transition period ended December 31, 2023, was $0.00, (for the years ended October 31, 2023 - $(0.00); October 31, 2022 - $0.00).

SUMMARY OF RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of results from continuing operations for the periods set out.

	Two months ended	Fiscal Year 2023	Fiscal Year 2023	Fiscal Year 2023
	Dec 31, 2023	Quarter End Oct 31	Quarter End Jul 31	Quarter End Apr 30
Revenue ($)	3,638,087	6,522,291	6,295,717	6,004,637
Net income (loss) ($)	672,427	(2,012,324)	345,488	411,979
Net income (loss) per share, basic and diluted	0.00	(0.00)	0.00	0.00

	Fiscal Year 2023	Fiscal Year 2022	Fiscal Year 2022	Fiscal Year 2022
	Quarter End Jan 31	Quarter End Oct 31	Quarter End Jul 31	Quarter End Apr 30
Revenue ($)	4,530,540	5,072,635	4,251,808	4,700,127
Net income (loss) ($)	592,537	(451,630)	571,406	144,734
Net income (loss)/share, basic and diluted	0.01	(0.00)	0.00	0.01

COMMITMENTS

Set out below are undiscounted minimum future lease payments after December 31, 2023.

Total future minimum lease payments
$
Less than one year	982,881
Between one and five years	2,449,475
Total minimum lease payments	3,432,356
Less amount representing interest	(534,298)
Total	$2,898,058

The Company has four lease contracts with extension options remaining after December 31, 2023, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$3,611,037	$6,351,725

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next three years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,358,962	-	-
Lease liabilities	925,976	1,041,614	930,468
Convertible debentures	-	-	2,459,924
Debt	780,360	82,344	-
Business acquisition consideration payable	360,000	-	-
Total	3,425,298	1,123,958	3,390,392

B.	LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs, but has not yet reached productive scale to generate net income and positive net cash flows from operations on a consistent basis. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs. We raised gross proceeds of $nil during the transition period ended December 31, 2023 (for years ended October 31, 2023 - $8.0 million; October 31, 2022 - approximately $1.4 million). We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

Cash flows

The following table summarizes certain cash flow items for the transition period ended December 31, 2023, and the years ended October 31, 2023, and 2022.

	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022
	($)	($)	($)
Net income (loss)	672,427	(662,320)	419,951
Net cash provided by (used in) operating activities	231,109	5,729,351	2,004,175
Net cash used in investing activities	(1,145,286)	(2,887,308)	(1,113,283)
Net cash provided by (used in) by financing activities	(1,139,491)	4,433,820	(422,541)
Net increase in cash and cash equivalents	(2,053,668)	7,275,863	468,351
Effect of currency translation	6,106	(2,210)	918
Cash and cash equivalents, beginning	8,858,247	1,582,384	1,114,033
Cash and cash equivalents, ending	6,804,579	8,858,247	1,582,384

Operating activities

During the transition period ended December 31, 2023, cash provided by operating activities was $231,109, (for years ended October 31, 2023 - $5,729,351; October 31, 2022 –$2,004,175). This number was derived by adding back non-cash items to net income (loss), including the following significant adjustments:

●	$186,415 in amortization of property and equipment (years ended October 31, 2023 - 578,641; October 31, 2022 - $750,916);

●	$209,985 from depreciation expensed in costs of finished inventory sold (years ended October 31, 2023 - $1,757,672; October 31, 2022 - $1,102,688);

●	Deduction of $686,867 from the unrealized change in fair value of biological assets (years ended October 31, 2023 - $3,355,797; October 31, 2022 - $3,278,572);

●	$460,467 for changes in fair value in inventory sold (years ended October 31, 2023 - $2,573,151; October 31, 2022 - $3,685,338);

●	$224,064 from deferred income taxes benefit (years ended October 31, 2023 - $470,358; October 31, 2022 - $nil);

●	$104,359 in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers (years ended October 31, 2023 - $344,593; October 31, 2022 - $96,649);

●	$216,493 (years ended October 31, 2023 - $1,026,732; October 31, 2022 - $491,751) in accretion of interest expense on debt and convertible debentures outstanding;

●	$Nil (years ended October 31, 2023 - $nil; October 31, 2022 - $333,777) from the unrealized loss on our investment in PBIC shares, measured at PBIC’s publicly quoted share price;

●	$Nil (years ended October 31, 2023 - $nil; October 31, 2022 - $455,674) from gain on debt settlement;

●	Deduction of $366,981 (years ended October 31, 2023 - $4,563,498 loss; October 31, 2022 - $nil) from the gain on fair value of derivative liability; and

●	Deduction of $400,016 (years ended October 31, 2023 - $129,113; October 31,2022 – $nil) from the unrealized gain on warrants asset.

Increases in non-cash working capital are summarized in the following table.

	December 31, 2023	October 31, 2023	October 31, 2022
	($)	($)	($)
Accounts receivable	466,434	(465,465)	(904,711)
Inventory and biological assets	(344,311)	(767,636)	(94,595)
Prepaid expenses and other assets	(27,549)	(40,513)	5,267
Accounts payable and accrued liabilities	(1,115,128)	569,451	(124,334)
Interest payable	-	-	(13,750)
Income tax payable	507,332	55,024	56,401
Unearned revenue	-	(28,024)	(95,389)
Total	(513,222)	(677,163)	(1,171,111)

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

Investing activities

During the transition period ended December 31, 2023, we added $770,010 (years ended October 31, 2023 - $4,008,866; October 31, 2022 - $4,000,874) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $126,690 (years ended October 31, 2023 - $1,456,782; October 31,2022 - $1,111,283) for property and equipment additions.

We also expended $1,018,596 (year ended October 31, 2023 - $1,420,526) as cash advances and loans to other parties during the two months ended December 31, 2023.

Financing activities

Net cash flows used by financing activities during the transition period ended December 31, 2023, were $1,139,491 (years ended October 31, 2023 – net cash provided of $4,433,820; October 31, 2022 – net cash used of $422,541).

Significant financing activities for the transition period ended December 31, 2023, included the following:

●	Repayment of $126,978 of convertible debentures;

●	Repayments of $444,347 of lease principal; and

●	Repayments of $568,166 of long-term debt.

Financing activities during the comparable year ended October 31, 2023, included the following:

●	Proceeds of $8,000,000 from issuance of convertible debentures;

●	Repayment of $261,006 of convertible debentures;

●	Repayments of $1,673,344 of lease principal; and

●	Repayments of $1,631,830 of long-term debt.

Financing activities during the comparable year ended October 31, 2022, included the following:

●	Debt proceeds of $100,000 borrowed for general purposes;

●	$1,300,000 raised through a private placement of common shares;

●	Repayments of $1,089,738 of lease principal; and

●	Repayments of $732,803 of long-term debt.

Trends and expected fluctuations in liquidity

	December 31, 2023	October 31, 2023	Variance	Variance
	($)	($)	($)	(%)
Current assets	15,612,537	17,421,537	(1,809,000)	(10%)
Current liabilities	(11,770,203)	(13,004,181)	1,233,978	(9%)
Working capital	3,842,334	4,417,356	(575,022)	(13%)

Working capital varied from October 31, 2023 to December 31, 2023, due to primarily to an increase in net cash used by financing activities, which was $1,139,491 during the transition period ended December 31, 2023 as compared to cash provided by financing activities of $4,433,820 during the year ended October 31, 2023, and net cash used by financing activities of $422,541 during the year ended October 31, 2022.

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

We do not engage in significant research and development activities. As such, included in general and administrative expenses are limited research and development expenses during the transition period ended December 31, 2023, and the years ended October 31, 2023 and 2022.

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

Executive Compensation

The following table presents a summary of all long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the transition period ended December 31, 2023 and year ended October 31, 2023.

Name	Period		Salary, consulting fee, retainer or commission	Bonus	Committee or meeting fees		Value of perquisites	Value of all other compensation		Total compensation
			($)	($)	($)			($)		($)
J. Obie Strickler,	Two months ended Dec 31, 2023		53,000	50,000	Nil		Nil	71,260	(1)	174,260
President, CEO, and Director	Year ended Oct 31, 2023		240,000	20,000	Nil		Nil	347,036	(2)	607,036

Adam August,	Two months ended Dec 31, 2023	(3)	38,924	Nil	Nil		Nil	9,693	(4)	48,616
Senior VP Grown Rogue Unlimited LLC	Year ended Oct 31, 2023	(3)	192,038	Nil	Nil		Nil	41,262	(4)	233,300

Ryan Kee,	Two months ended Dec 31, 2023		2,381	Nil	Nil		Nil	7,943	(5)	10,324
Chief Financial Officer and Director	Year ended Oct 31, 2023		152,957	Nil	Nil		Nil	40,133	(5)	193,090

Abhilash Patel,	Two months ended Dec 31, 2023		Nil	Nil	Nil		Nil	2,572	(6)	2,572
Director	Year ended Oct 31, 2023		Nil	Nil	Nil		Nil	12,504	(6)	12,504

Stephen Gledhill,	Two months ended Dec 31, 2023		Nil	Nil	3,000	(7)	Nil	2,572	(6)	5,572
Director	Year ended Oct 31, 2023		Nil	Nil	18,000	(7)	Nil	12,504	(6)	30,504

Sean Conacher,	Two months ended Dec 31, 2023		Nil	Nil	Nil		Nil	3,601	(6)	3,601
Director	Year ended Oct 31, 2023		Nil	Nil	Nil		Nil	42,343	(6)	42,343

1)	Represents rents charged by a company owned by Mr. Strickler and option expense payment made to Mr. Strickler.
2)	Represents rents charged by a company owned by Mr. Strickler, lease payments for equipment sold by Mr. Strickler to the Company, and option expense payment made to Mr. Strickler.
3)	On January 4, 2024, we announced that Mr. August will be stepping down from his position as Senior VP and will continue to support us in an advisory capacity ensuring his long-standing institutional knowledge continues with the Company.
4)	Represents Option expense and interest paid on debenture to Mr. August.
5)	Represents Option expense paid to Mr. Kee.
6)	Represents stock option vesting expense.
7)	Mr. Gledhill was compensated $3,000 for the two months ended December 31, 2023 and $18,000 for the year ended October 31, 2023 in fees in his role as chair of the Audit Committee and Compensation Committee.

Outstanding Option-Based Awards

The following table summarizes options outstanding at December 31, 2023.

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,840,000	1,777,500	0.5	July 2024
0.15	200,000	200,000	0.9	November 2024
0.30	1,000,000	850,000	1.3	April 2025
0.16	1,150,000	1,150,000	1.4	May 2025
0.15	85,000	85,000	1.8	November 2025
0.15	300,000	150,000	2.3	April 2026
0.15	6,225,000	400,000	3.0	January 2027
0.30	400,000	-	3.7	September 2027
0.39	600,000	41,666	3.9	November 2027
0.18	11,800,000	4,654,166	2.3

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

For the transition period ended December 31, 2023, the Company’s NEO compensation program consisted of the following elements:

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

Incentive Plan Awards

During the transition period ended December 31, 2023, 100,000 stock options were granted to employees and 500,000 stock options were granted to service providers. During the year ended October 31, 2023, 6,800,000 stock options were granted to employees. During the year ended October 31, 2022, the Company granted 605,000 stock options to employees.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

At December 31, 2023, the Company had one executive employment agreement in place with the Chief Financial Officer, which could be triggered by termination, or a constructive dismissal within six months of a change in control event. If triggered, a payment equal to 50% of the Chief Financial Officer’s compensation for the twelve months prior to the change in control event would be due within sixty calendar days after the effective date of the triggering event.

The Company has no compensatory plan where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

The Company does not compensate its Board of Directors based on the number of meetings attended. Mr. Gledhill is paid a monthly fee of $1,500. Aggregate compensation paid to each director during the transition period ended December 31, 2023 is included in the Executive Compensation table above. As of the date of this Report, none of the Company’s directors has a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

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

Directorships

At October 31, 2023 and December 31, 2023, the following director and officer of the Company also served as a director and/or officer of other reporting issuers, as follows:

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

As of December 31, 2023, we had 138 employees compared to 204 and 181 employees as of October 31, 2023 and 2022, respectively.

E.	SHARE OWNERSHIP

Shares of our common stock are owned by Canadian residents, U.S. residents and residents of other countries. The only class of our securities, which is outstanding as of the date of the filing of this Report, is common stock. All holders of shares of our common stock have the same voting rights with respect to their ownership of shares of our common stock.

The following table sets forth as of April 29, 2024, certain information with respect to the amount and nature of beneficial ownership of shares of our common stock held by (i) each person who is a director or an executive officer of ours; and (ii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock(1)		Percentage
J. Obie Strickler	President, Chief Executive Officer and Director	34,194,416	(2)	16.42%
Ryan Kee	Chief Financial Officer and Director	97,500	(3)	0.05%
Adam August	Senior VP, Grown Rogue Unlimited LLC	5,256,451	(4)	2.52%
Abhilash Patel	Officer/Director	754,971		0.36%
Stephen Gledhill	Director	44,386		0.02%
Sean Conacher	Director	485,000		0.23%
All officers and directors as a group (6 persons)		40,832,724		19.61%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 208,250,743 shares of common stock outstanding as of April 29, 2024.
(2)	Mr. Strickler beneficially owns options to acquire 1,500,000 common shares at an exercise price of CAD$0.15 per common share, in which the options expire on January 10, 2027.
(3)	Mr. Kee owns options to acquire 1,000,000 common shares at an exercise price of CAD$0.15 per common share, in which 250,000 of these options expire on July 9, 2024, and the remaining 750,000 expire on January 10, 2027.
(4)	Mr. August exercised his options to acquire 1,500,000 common shares at an exercise price of CAD$0.15 per common share, in which 750,000 of these options expire on July 9, 2024, and the remaining 750,000 expire on January 10, 2027. Mr. August acquired convertible debentures with a principal amount of $50,000 with a maturity date of December 2, 2025, and converted the principal amount to 336,775 common shares at a conversion price of CAD$0.20 per common share. Mr. August also exercised his warrants to acquire 167,912 common shares at an exercise price of CAD$0.25 per common share.

As of the date of the filing of this Report, to the knowledge of our management, there are no arrangements which, could at a subsequent date result in a change in control of us. As of such date, and except as disclosed herein, our management has no knowledge that we are owned or controlled directly or indirectly by another company or any foreign government.

F.	DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

There were 208,250,743 issued and outstanding shares of our common stock as of April 29, 2024. As of April 29, 2024, to the best of our knowledge, Mr. Strickler, Bengal Catalyst Fund, LP and Aaron Edelheit were the only persons who held directly or indirectly or exercised control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below. The shares of our common stock, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Note	Percentage
J. Obie Strickler	34,194,416	1	16.42%
Bengal Catalyst Fund, LP	24,365,000	2	11.70%
Aaron Edelheit	26,258,303	3	12.61%

(1)	Mr. Strickler owns options to acquire 1,500,000 shares of common stock. During the years ended October 31, 2022 and 2021, Mr. Strickler acquired 1,771,500 shares and 5,395,150 shares of common stock, respectively.
(2)	During the years ended October 31, 2023 and 2022, Bengal Catalyst Fund, LP acquired 13,473,000 shares and 10,892,000 shares of common stock, respectively.
(3)	Mr. Edelheit holds his respective shares of common stock as the general partner of the following funds: Mindset Value Fund and Mindset Value Wellness Fund. During the year ended October 31, 2023, Mr. Edelheit acquired 16,893,553 shares of common stock. During calendar year 2024 and through the date of this Transition Report, Mr. Edelheit acquired 9,364,750 shares of common stock.

Based on a review of the information provided to us by our transfer agent, as of April 29, 2024, there were 1,170 registered holders of record of our common shares, of which 79, holding approximately 13% of our common shares, had a registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our common shares nor are they representative of where such beneficial holders reside, since many of these common shares were held of record by brokers or other nominees (including The Canadian Depository for Securities), which held approximately 66% of our outstanding common shares as of such date.

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

Property and Equipment Leases

J. Obie Strickler, CEO, owns the Trails End Property that is one of the facility properties leased to GRUP. Beginning with the 2019 outdoor harvest and through December 31, 2021, 2.5% of gross sales achieved from this property were payable in cash to Mr. Strickler. During the transition period ended December 31, 2023, rent charged was $12,000 (years ended October 31, 2023, and 2022 - $72,000 and $72,000, respectively). The lease liability for Trails End at December 31, 2023, was $129,401 (October 31, 2023 - $139,014; October 31, 2022 - $193,312).

J. Obie Strickler, our CEO, beneficially owns the Lars Property which was leased to GR Gardens during the year ended October 31, 2021, and is located in Medford, Oregon with a term through June 30, 2026. Lease charges of $31,827 were incurred for the transition period ended December 31, 2023 (years ended October 31, 2023 - $190,035; October 31, 2022 - $184,500). The lease liability for Lars at December 31, 2023, was $470,134 (October 31, 2023 - $470,134; October 31, 2022 - $607,900).

During the year ended October 31, 2021, Mr. Strickler leased two pieces of mobile equipment to the Company. During the year ended October 31, 2023, total aggregate payments of $9,971 were made (October 31, 2022 - $28,871). Both leases were fully paid as at October 31, 2023 and at the end of the transition period on December 31, 2023.

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by David Pleitner, the Company’s Michigan General Manager (“GM”). Morton is located in Michigan, with a lease term through January 2026. Lease charges of $32,000 (years ended October 31, 2023 - $180,000; October 31, 2022 - $152,000) were incurred during the transition period ended December 31, 2023. The lease liability of Morton at December 31, 2023 was $350,668 (October 31, 2023 - $377,043; October 31, 2022 - $428,476).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by David Pleitner, the Company’s GM. The lease term was extended during the transition period ended December 31, 2023, through November 2024. Lease charges of $330,000 (years ended October 31, 2023 - $740,000’ October 31, 2022 - $330,000) were incurred during the transition period ended December 31, 2023. The lease liability of Morton Annex at December 31, 2023, was $239,871 (October 31, 2023 - $29,774; October 31, 2022 - $211,991).

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

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	December 31, 2023	October 31, 2023	October 31, 2022
Short term employee benefits	$240,105	$880,195	$1,118,694
Equity-based compensation	32,894	161,422	33,125
	$272,999	$1,041,617	$1,151,819

The following balances owing to key management personnel which are included in trade and other payables are unsecured, non-interest bearing and due on demand:

	December 31, 2023	October 31, 2023	October 31, 2022
Short term employee benefits and reimbursables payable to key managers	$65,160	$102,798	$136,588
Lease liabilities	1,165,648	1,015,965	1,451,112
Total	$1,230,808	$1,118,763	$1,587,700

During the transition period ended December 31, 2023, the Company incurred compensation expense of $24,039 (years ended October 31, 2023 - $98,846; October 31, 2022 - $60,000), for employment services from the spouse of the CEO (“Ms. Strickler”).

During the transition period ended December 31, 2023, no options were granted to key management personnel. During the year ended October 31, 2023, 1,500,000 options were granted to J. Obie Strickler, our CEO; 750,000 options were granted to Ryan Kee, our CFO; 750,000 options were granted to Adam August, the Senior VP; and 175,000 options to David Pleitner, the GM. During the year ended October 31, 2022, no options to purchase common shares were granted to key management personnel.

During the year ended October 31, 2023, 1,250,000 options were granted to three members of the Board of Directors.

During the year ended October 31, 2023, the SVP purchased December 2022 Convertible Debentures with a principal balance of $50,000 and was issued 167,912 December Warrants.

During the year ended October 31, 2023, the Company issued 200,000 shares to the GM, which represented a portion of consideration for the acquisition of Golden Harvests.

Compensation to Board of Directors during the transition period ended December 31, 2023, was $3,000 (years ended October 31, 2023 - $18,000; October 31, 2022 – fees of $18,000 and issuance of 273,750 common shares with a fair value of $20,562).

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated Financial Statements for the transition period ended December 31, 2023, and the fiscal years ended October 31, 2023, 2022, and 2021, and the notes thereto required as part of this Transition Report are filed under Item 18 of this Report.

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

There have been no significant changes that have occurred since the date of our financial statements included with this Transition Report except as disclosed in this Transition Report.

ITEM 9	THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of shares of our common stock without par value, of which 182,005,886 were issued and outstanding as of December 31, 2023. All shares are initially issued in registered form. There are no restrictions on the transferability of shares of our common stock imposed by our Articles of Amalgamation. Holders of shares of our common stock are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of shares of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion. In addition, we are authorized to issue an unlimited number of preferred shares, issuable in series with such rights, preferences and privileges as may be determined from time to time by our Board of Directors and consistent with our Articles of Amendment of which Nil preferred shares were issued and outstanding at December 31, 2023.

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

On May 1, 2023, the terms of the secured promissory note between GR Distribution and HSCP were amended for a second time (the “Second Amendment”). Under the Second Amendment, the secured promissory note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the First Amendment was due and payable. The remaining principal balance of $500,000 (the “Second Principal Amount”), which bears no interest, is due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The Company paid $900,000 during the year ended October 31, 2023. During the transition period ended December 31, 2023, the Company paid $350,000 which fully settled the debt.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of December 31, 2023, our internal controls over financial reporting were effective.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the transition period ending December 31, 2023, and the year ended October 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by Turner, Stone & Company, L.L.P. for two transition period ended December 31, 2023 and years ended October 31, 2023 and 2022 are as follows:

Nature of Services	Fees Paid to Auditor for two months ended December 31, 2023	Fees Paid to Auditor for year ended October 31, 2023	Fees Paid to Auditor for year ended October 31, 2022
Audit Fees(1)	$25,000	$75,000	$75,000
Audit-Related Fees(2)	Nil	Nil	Nil
Tax Fees(3)	Nil	Nil	Nil
All Other Fees(4)	Nil	Nil	Nil
TOTALS	$25,000	$75,000	$75,000

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
2.	“Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.
3.	“Tax Fees” include fees for all professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.
4.	“All Other Fees” include all fees for products and services provided by the Company’s auditors not included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Grown Rogue International Inc. for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022 and 2021, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone & Company, L.L.P., Certified Public Accountants for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021;

(b)	Consolidated Statements of Financial Position as of December 31, 2023, October 31, 2023, and 2022;

(c)	Consolidated Statements of Comprehensive Income (Loss) for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021;

(d)	Consolidated Statements of Changes in Equity for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021;

(e)	Consolidated Statements of Cash Flows for the transition period ended December 31, 2023, and the year ended October 31, 2023, 2022 and 2021;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19	EXHIBITS

The following exhibits are included in the Transition Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (3)
1.11	Articles of Amendment, effective March 16, 2012 (4)
1.12	Articles of Amendment, effective August 25, 2014 (5)
1.13	Articles of Amendment, effective February 1, 2016 (6)
1.14	Articles of Amendment, effective February 29, 2016 (7)
1.15	Articles of Amendment, effective May 26, 2017 (8)
1.16	Articles of Amendment, effective November 1, 2018 (10)
2.1	Description of Securities (9)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (13)
4.2	Unsecured Promissory Note of $150,000, dated December 2, 2020 (9)
4.3	Morton Lease, dated February 1, 2020 (9)
4.4	Trail Lease, dated January 1, 2021 (9)
4.5	Unsecured Promissory Note of $250,000, dated January 14, 2021 (9)
4.6	Definitive Securities Purchase Agreement, dated January 19, 2021 (9)
4.7	Unsecured Promissory Note of $250,000, dated January 27, 2021 (9)
4.8	Option Agreement, dated February 4, 2021, with Canopy Management, LLC (9)
4.9	Option Agreement, dated February 4, 2021, with Grown Rogue Unlimited, LLC (9)
4.10	Definitive Securities Purchase Agreement, dated February 5, 2021 (9)
4.11	Definitive Agreement, dated February 5, 2021, with HSCP, LLC (9)
4.12	Management Services Agreement dated February 8, 2021, with HSCP, LLC (9)
4.13	Special Warrant Indenture, dated March 5, 2021 (9)
4.14	Definitive Agreement, dated May 1, 2021, with Canopy Management, LLC (9)
4.15	Lars Lease, dated July 1, 2021 (9)
4.16	Unsecured Non-Convertible Promissory Note of $800,000, dated September 14, 2021, with Plant-Based Investment Corp. (9)
4.17	Addendum to Option Agreement and Definitive Agreement, dated December 1, 2021, with Canopy Management, LLC (9)
4.18	Lars Lease Amendment, dated December 20, 2021 (9)
4.19	Morton Annex Amendment, dated December 21, 2021 (9)
4.20	Definitive Agreement, dated June 20, 2022 (9)
4.21	Subscription Agreement - Debentures and Warrants, dated December 5, 2022, with Mindset Value Fund (9)
4.22	Debentures Certificate, dated December 5, 2022, with Mindset Value Fund (9)
4.23	Warrants Certificate, dated December 5, 2022, with Mindset Value Fund (9)
4.24	Subscription Agreement - Debentures and Warrants, dated December 5, 2022, with Mindset Value Wellness Fund (9)
4.25	Debentures Certificate, dated December 5, 2022, with Mindset Value Wellness Fund (9)
4.26	Warrants Certificate, dated December 5, 2022, with Mindset Wellness Value Fund (9)
4.27	Ross Lane Lease and Option Purchase, dated December 20, 2022 (9)

4.28	Option Agreement Exercise, dated January 13, 2023, with Grown Rogue Unlimited, LLC (9)
4.29	Consulting Agreement, dated May 25, 2023, with Goodness Growth Holdings, Inc. (9)
4.30	Subscription Agreement - Debentures and Warrants, dated July 13, 2023, with Mindset Value Fund (9)
4.31	Debentures Certificate, dated July 13, 2023, with Mindset Value Fund (9)
4.32	Warrants Certificate, dated July 13, 2023, with Mindset Value Fund (9)
4.33	Subscription Agreement - Debentures and Warrants, dated August 17, 2023, with Mindset Value Fund (9)
4.34	Debentures Certificate, dated August 17, 2023, with Mindset Value Fund (9)
4.35	Warrants Certificate, dated August 17, 2023, with Mindset Value Fund (9)
4.36	Subscription Agreement - Debentures and Warrants, dated August 17, 2023, with Mindset Value Wellness Fund (9)
4.37	Debentures Certificate, dated August 17, 2023, with Mindset Value Wellness Fund (9)
4.38	Warrants Certificate, dated August 17, 2023, with Mindset Wellness Value Fund (9)
4.39	First Amendment to Consulting Agreement, dated September 20, 2023, with Goodness Growth Holdings, Inc. (9)
4.40	Secured Drawn Down Promissory Note, dated October 3, 2023 (9)
4.41	Definitive Option Agreement (21%), dated October 3, 2023, to acquire ABCO Garden State, LLC (9)
4.42	Definitive Option Agreement (49%), dated October 3, 2023, to acquire ABCO Garden State, LLC (9)
4.43	Goodness Growth Holdings, Inc. Warrant Certificate dated October 5, 2023 (9)
4.44	Grown Rogue International Inc. Warrant Certificate dated October 5, 2023 (9)
4.45	Equity purchase agreement, dated April 18, 2024 (14)
4.46	Definitive Securities Purchase Agreement, dated April 24, 2024 (14)
4.47	Guaranty Agreement, dated April 24, 2024 (14)
8.1	Subsidiaries of Grown Rogue International Inc. (9)
12.1	Section 302 Certification of Chief Executive Officer (14)
12.2	Section 302 Certification of Chief Financial Officer (14)
13.1	Section 906 Certification of Chief Executive Officer (14)
13.2	Section 906 Certification of Chief Financial Officer (14)
15.1	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (12)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on February 1, 2012
(4)	Previously filed by Registrant on Form 6-K on March 9, 2012
(5)	Previously filed by Registrant on Form 6-K on August 20, 2014
(6)	Previously filed by Registrant on Form 6-K on February 4, 2016
(7)	Previously filed by Registrant on Form 6-K on March 9, 2016
(8)	Previously filed by Registrant on Form 6-K on December 29, 2016
(9)	Previously filed by Registrant on Form 20-F on March 13, 2024
(10)	Previously filed by Registrant on Form 6-K on December 2, 2020
(11)	Previously filed by Registrant on Form 6-K on January 22, 2021
(12)	Previously filed by Registrant on Form 6-K on December 7, 2021
(13)	Previously filed by Registrant on Form 6-K on November 15, 2018
(14)	Filed as an Exhibit hereto

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

Grown Rogue International Inc.

By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	President & Chief Executive Officer

Date: April 29, 2024

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. for the two months ended December 31, 2023 and the years ended October 31, 2023, 2022 and 2021, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone & Company, L.L.P., Certified Public Accountants for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021;	F-2
(b)	Consolidated Statements of Financial Position as of December 31, 2023, October 31, 2023, and 2022;	F-4
(c)	Consolidated Statements of Comprehensive Income (Loss) for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021;	F-5
(d)	Consolidated Statements of Changes in Equity for the transition period ended December 31, 2023, and years ended October 31, 2023, 2022, and 2021;	F-6
(e)	Consolidated Statements of Cash Flows for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021;	F-8
(f)	Notes to the Consolidated Financial Statements.	F-9

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Two months ended December 31, 2023

and the Years ended October 31, 2023, 2022 and 2021

Expressed in United States Dollars

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grown Rogue International Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of financial position of Grown Rogue International Inc. (the “Company”) as of December 31, 2023, and October 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the two months ended December 31, 2023 and each of the three years in the period ended October 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and October 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the two months ended December 31, 2023, and each of the three years in the period ended October 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

April 29, 2024

Turner, Stone & Company, L.L.P.

Accountants and Consultants

12700 Park Central Drive, Suite 1400

Dallas, Texas 75251

Telephone: 972-239-1660 ⁄ Facsimile: 972-239-1665

Toll Free: 877-853-4195

Web site: turnerstone.com

INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$
ASSETS
Current assets
Cash	6,804,579	8,858,247	1,582,384
Accounts receivable (Note 18)	1,642,990	2,109,424	1,643,959
Biological assets (Note 3)	1,723,342	1,566,822	1,199,519
Inventory (Note 4)	5,021,290	4,494,257	3,131,877
Prepaid expenses and other assets	420,336	392,787	352,274
Total current assets	15,612,537	17,421,537	7,910,013
Property and equipment (Note 8)	8,820,897	8,753,266	7,734,901
Notes receivable (Notes 6.2.1 and 6.2.2)	2,449,122	1,430,526	-
Warrants asset (Note 13.2)	1,761,382	1,361,366	-
Intangible assets and goodwill (Note 9)	725,668	725,668	725,668
Deferred tax assets (Note 20)	246,294	470,358	-
TOTAL ASSETS	29,615,900	30,162,721	16,370,582

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,358,962	2,359,750	1,821,875
Current portion of lease liabilities (Note 7)	925,976	824,271	1,025,373
Current portion of long-term debt (Note 10)	780,358	1,285,604	1,769,600
Business acquisition consideration payable (Note 5)	360,000	360,000	360,000
Unearned revenue	-	-	28,024
Derivative liability (Notes 11.1.1, 11.2 and 11.2.1)	7,471,519	7,808,500	-
Income tax payable	873,388	366,056	311,032
Total current liabilities	11,770,203	13,004,181	5,315,904
Lease liabilities (Note 7)	1,972,082	2,094,412	1,275,756
Long-term debt (Note 10)	82,346	102,913	839,222
Convertible debentures (Notes 11.1, 11.2 and 11.2.1)	2,459,924	2,412,762	-
TOTAL LIABILITIES	16,284,555	17,614,268	7,430,882

EQUITY
Share capital (Note 12)	24,593,422	24,539,422	21,858,827
Shares issuable (Note 12)	-	-	35,806
Contributed surplus (Notes 13 and 14)	8,186,297	8,081,938	6,505,092
Accumulated other comprehensive loss	(108,069)	(114,175	(109,613)
Accumulated deficit	(20,353,629)	(20,996,449	(21,356,891)
Equity attributable to shareholders	12,318,021	11,564,736	6,933,221
Non-controlling interest (Note 23)	1,013,324	983,717	2,006,479
TOTAL EQUITY	13,331,345	12,548,453	8,939,700
TOTAL LIABILITIES AND EQUITY	29,615,900	30,162,721	16,370,582

Commitments and contingencies (Note 24)

Subsequent events (Note 26)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Comprehensive Income (Loss)

Expressed in United States Dollars

	Two months ended December 31,	Years ended October 31,
	2023	2023	2022	2021
	$	$	$	$
Revenue
Product sales (Note 2.6.1)	3,542,037	22,424,169	17,757,283	9,034,618
Service revenue (Note 2.6.2)	96,050	929,016	-	344,055
Total revenue	3,638,087	23,353,185	17,757,283	9,378,673

Cost of goods sold
Cost of finished cannabis inventory sold	(1,404,323)	(11,155,676)	(9,227,439)	(3,997,617)
Cost of service revenues	(89,210)	(308,641)	-	(154,353)
Gross profit, excluding fair value items	2,144,554	11,888,868	8,529,844	5,226,703
Realized fair value loss amounts in inventory sold	(460,647)	(2,573,151)	(3,685,338)	(950,461)
Unrealized fair value gain on growth of biological assets	686,867	3,355,797	3,278,572	1,824,226
Gross profit	2,370,774	12,671,514	8,123,078	6,100,468
Expenses
Accretion expense	216,493	1,026,732	491,781	949,811
Amortization of property and equipment	186,415	578,641	750,916	180,015
General and administrative	1,437,353	6,465,877	5,852,236	3,983,250
Share-based compensation	104,359	346,113	70,996	280,819
Total expenses	1,944,620	8,417,363	7,165,929	5,398,892
Income from operations	426,154	4,254,151	957,149	701,576
Other income and (expense)
Interest expense	(69,164)	(370,616)	(402,239)	(197,632)
Other income (expense)	49,678	441,487	(3,432)	(17,072)
Gain on debt settlement	-	-	453,858	141,180
Loss on settlement on non-controlling interest	-	-	-	(189,816)
Unrealized loss on marketable securities	-	-	(333,777)	(35,902)
Unrealized gain (loss) on derivative liability	336,981	(4,563,498)	-	(1,258,996)
Unrealized gain on warrants asset	400,016	129,113	-	-
Loss on disposal of property and equipment	(87,699)	(182,025)	(6,250)	(7,542)
Total other expense, net	629,812	(4,545,539)	(291,840)	(1,565,780)
Income (loss) from operations before taxes	1,055,966	(291,388)	665,309	(864,204)
Income tax (Note 20)	(383,539)	(370,932)	(245,358)	(150,543)
Net income (loss)	672,427	(662,320)	419,951	(1,014,747)
Other comprehensive income (items that may be subsequently reclassified to profit and loss):
Currency translation gain (loss)	6,106	(4,562)	(19,235)	(78,181)
Total comprehensive income (loss)	678,533	(666,882)	400,716	(1,092,928)
Gain (loss) per share attributable to shareholders – basic	0.00	(0.00)	0.00	(0.02)
Weighted average shares outstanding – basic	182,005,886	172,708,792	169,193,812	135,231,802
Gain (loss) per share attributable to shareholders – diluted	0.00	(0.00)	0.00	(0.02)
Weighted average shares outstanding – diluted	214,046,728	172,708,792	169,193,812	135,231,802

Net income (loss) for the year attributable to:
Non-controlling interest	29,607	(129,279)	(27,507)	1,395,558
Shareholders	642,820	(533,041)	447,458	(2,410,305)
Net income (loss)	672,427	(662,320)	419,951	(1,014,747)

Comprehensive income (loss) for the year attributable to:
Non-controlling interest	29,607	(129,279)	(27,507)	1,395,558
Shareholders	648,926	(537,603)	428,223	(2,488,486)
Total comprehensive income (loss)	678,533	(666,882)	400,716	(1,092,928)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453
Stock option vesting expense	-	-	-	104,359	-	-	-	104,359
Currency translation gain	-	-	-	-	6,106	-	-	6,106
Net income	-	-	-	-	-	642,820	29,607	672,427
Balance – December 31, 2023	182,005,886	24,593,422	-	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700
Issuance of shares underlying shares issuable (Note 12.1)	200,000	35,806	(35,806)	-	-	-	-	-
Stock option vesting expense	-	-	-	344,593	-	-	-	344,593
Currency translation loss	-	-	-	-	(4,562)	-	-	(4,562)
Exercise of option to acquire 87% of Canopy membership units	-	-	-		-	893,483	(893,483)	-
Goodness Growth warrants swap	-	-	-	1,232,253	-	-	-	1,232,253
Settlement of convertible debentures for common shares (Note 11.1.1)	11,173,275	2,698,789	-		-	-		2,698,789
Net loss	-	-	-	-	-	(533,041)	(129,279)	(662,320)
Balance – October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563
Shares issued for employment, director, and consulting services (Note 12.4)	529,335	59,796	(38,532)	-	-	-	-	21,264
Private placement of shares (Note 12.5)	13,166,400	1,300,000	-	-	-	-	-	1,300,000
Stock option vesting	-	-	-	97,157	-	-	-	97,157
Currency translation loss	-	-	-	-	(19,235)	-	-	(19,235)
Net income (loss)	-	-	-	-		447,458	(27,507)	419,951
Balance – October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700

The accompanying notes form an integral part of these consolidated financial statements.

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2020	107,782,397	14,424,341	-	4,070,264	(12,197)	(19,394,044)	(33,383)	(945,019)
Shares issued for employment, director, and consulting services (Note 12.6)	534,294	95,294	-	-	-	-	-	95,294
Shares issuable for employment, director and consulting services	-	-	38,532	-	-	-	-	38,532
Shares issued pursuant to private placement (Notes 12.7)	10,231,784	1,225,000	-	-	-	-	-	1,225,000
Expenses of non-brokered private placement (Note 12.7)	-	(15,148)	-	-	-	-	-	(15,148)
Shares issued to extend payment due date (Note 12.8)	25,000	2,103	-	-	-	-	-	2,103
Shares payments towards acquisition of Golden Harvests and extend due date (Note 12.10)	600,000	107,461	-	-	-	-	-	107,461
Shares issuable for consideration for acquisition of Golden Harvests (Note 5)	-	-	35,806	-	-	-	-	35,806
Shares issued to partner creditor (Note 12.9)	400,000	36,310	-	-	-	-	-	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants (Notes 12.11)	23,162,579	3,738,564	-	-	-	-	-	3,738,564
Expenses of brokered private placement of Special Warrants (Note 12.11)	-	(485,722)	-	-	-	-	-	(485,722)
Broker and advisory warrants issued pursuant to Special Warrant financing (Notes 12.11)	-	(210,278)	-	210,278	-	-	-	-
Settlement of convertible debentures for cash and common shares (Note 12.12)	10,488,884	916,290	-	1,883,731	-	-	-	2,800,021
Issuance of non-controlling interest in subsidiary for cash	-	-	-	(475,000)	-	-	475,000	-
Purchase of non-controlling interest in subsidiary	3,711,938	664,816		475,000	-	-	(475,000)	664,816
Change in ownership interests in subsidiaries	-	-	-	-	-	-	671,811	671,811
Stock option vesting expense	-	-	-	243,662	-	-	-	243,662
Currency translation adjustment	-	-	-	-	(78,181)	-	-	(78,181)
Net income (loss)	-	-	-	-	-	(2,410,305)	1,395,558	(1,014,747)
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563

Grown Rogue International Inc.

Consolidated Statements of Cash Flows

Expressed in United States Dollars

	Two months ended December 31,	Years ended October 31,
	2023	2023	2022	2021
	$	$	$	$
Operating activities
Net income (loss)	672,427	(662,320)	419,951	(1,014,747)
Adjustments for non-cash items in net income (loss)
Amortization of property and equipment	186,415	578,641	750,916	180,015
Amortization of property and equipment included in costs of inventory sold	209,985	1,757,672	1,102,688	733,655
Amortization of intangible assets	-	-	-	4,997
Unrealized fair value gain on growth of biological assets	(686,867)	(3,355,797)	(3,278,572)	(1,824,226)
Realized fair value loss amounts in inventory sold	460,647	2,573,151	3,685,338	950,461
Deferred income taxes	224,064	(470,358)	-	-
Share-based compensation	-	-	21,264	170,136
Stock option expense	104,359	344,593	96,649	243,662
Accretion expense	216,493	1,026,732	491,781	949,811
Gain on debt settlement	-	-	(455,674)	-
Loss on disposal of property and equipment	87,699	182,025	6,250	7,542
Unrealized loss on marketable securities	-	-	333,777	35,902
Unrealized (gain) loss on fair value of derivative liability	(336,981)	4,563,498	-	1,258,996
Unrealized gain on warrants asset	(400,016)	(129,113)	-	-
Loss on acquisition of non-controlling interest paid in shares	-	-	-	189,816
Currency translation gain (loss)	6,106	(2,210)	918	7,233
Noncash Items In Net Loss	744,331	6,406,514	3,175,286	1,893,253
Changes in non-cash working capital (Note 15)	(513,222)	(677,163)	(1,171,111)	(2,131,714)
Net cash provided by (used in) operating activities	231,109	5,729,351	2,004,175	(238,461)

Investing activities
Purchase of property and equipment and intangibles	(126,690)	(1,456,782)	(1,111,283)	(2,047,136)
Net cash acquired	-	-	-	76,128
Payment of acquisition payable	-	-	(2,000)	(6,000)
Other investment	-	-	-	(750,000)
Cash advances and loans made to other parties	(1,018,596)	(1,430,526)	-
Net cash used in investing activities	(1,145,286)	(2,887,308)	(1,113,283)	(2,727,008)

Financing activities
Third party investment in subsidiary	-	-	-	475,000
Proceeds from convertible debentures	-	8,000,000	-	-
Proceeds from long-term debt	-	-	100,000	1,125,000
Proceeds from private placement	-	-	1,300,000	1,225,000
Proceeds from brokered private placement	-	-	-	3,738,564
Payment of equity and debenture issuance costs	-	-	-	(500,870)
Repayment of long-term debt	(568,166)	(1,631,830)	(732,803)	(507,715)
Repayment of convertible debentures	(126,978)	(261,006)	-	(1,312,722)
Payments of lease principal	(444,347)	(1,673,344)	(1,089,738)	(380,543)
Net cash provided by (used in) financing activities	(1,139,491)	4,433,820	(422,541)	3,861,714

Change in cash	(2,053,668)	7,275,863	468,351	896,245
Cash, beginning	8,858,247	1,582,384	1,114,033	217,788
Cash, ending	6,804,579	8,858,247	1,582,384	1,114,033

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

1.	CORPORATE INFORMATION AND DEFINED TERMS

1.1	Corporate Information

These consolidated financial statements for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Terms related to December 2021 non-brokered private placement of common shares:
Non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000	“Private Placement”	Note 12.3

Terms related to March 2021 brokered private placement of special warrants:
Agent for March 2021 brokered private placement of special warrants	“Agent”	Note 13.1
March 2021 brokered private placement of special warrants	“Offering”
An aggregate of 1,127,758 broker warrants of the Company	“Broker Warrants”	Note 13.1
Compensation options, resulting from exercise of Broker Warrants	“Compensation Options”	Note 13.1
Warrants for consideration of advisory services issued to the Agent	“Advisory Warrants”	Note 13.1
The Broker Warrants and Advisory Warrants referred to collectively	“Agent Warrants”	Note 13.1
One unit of the Company resulting from exercise of a Compensation Option, comprised of one common share and one common share purchase warrant	“Compensation Unit”	Note 13.1
Warrant resulting from Compensation Option	“Compensation Warrant”	Note 13.1

Terms related to consulting agreement with Goodness Growth
Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF)	“Goodness Growth”	Note 13.2
The consulting agreement under which the Company provides services to Goodness Growth	“Consulting Agreement”	Note 13.2
Volume weighted average price	“VWAP”	Note 13.2

Terms related to Iron Flag, LLC secured draw down promissory note
Iron Flag, LLC	“Iron Flag”	Note 6.2.1
ABCO Garden State, LLC	“ABCO”	Note 6.2.1
New Jersey Cannabis Regulatory Commission	“CRC”	Note 6.2.1
Secured draw down promissory note	“Iron Flag Promissory Note”	Note 6.2.1

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

2.	SIGNIFICANT ACCOUNTING POLICIES AND JUDGMENTS

2.1	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRIC. These consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

The Board of Directors authorized the issuance of these consolidated financial statements on April 29, 2024.

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

2.4	Change in Fiscal Year End

On January 29, 2024, the Company’s Board of Directors approved a change in the Company’s fiscal year end from October 31 to December 31, effective immediately. As a result of this change, the Company is filing this Transition Report on Form 20-F (“Transition Report”) for the two month transition period ended December 31, 2023.

2.5	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States dollar. These consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

2.6	Revenue

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

2.6.1	Revenues From Sales of Goods

Revenues from sales of goods are recognized when the transfer of ownership to the customer has occurred and the customer has accepted the product.

2.6.2	Service Revenue

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

2.7	Inventory

Inventory is valued at the lower of cost and net realizable value. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labor, depreciation and amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes the fair value adjustment which represents the fair value of the biological asset at the time of harvest and which is transferred from biological asset costs to inventory upon harvest. All direct and indirect costs related to inventory are capitalized as they are incurred; these costs are recorded ‘Cost of finished cannabis inventory sold’ on the consolidated statements of comprehensive income (loss) at the time cannabis is sold. The realized fair value amounts included in inventory sold are recorded as a separate line on the consolidated statements of comprehensive income (loss).

2.8	Cost of Finished Cannabis Inventory Sold

Cost of finished cannabis inventory sold includes the value of inventory sold, excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

2.9	Biological Assets

Biological assets are measured at fair value. The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including direct costs, indirect costs, allocated fixed and variable overheads, and depreciation and amortization of equipment used to grow plants through the harvest of the plants. Before planting, the capitalized costs approximate fair value. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to complete. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated statements of income (loss) as ‘Unrealized fair value gain on growth of biological assets.’ After sale, the amount of ‘Unrealized fair value gain on growth of biological assets’ sold is recognized as ‘Realized fair value amounts in inventory sold’.

2.10	Income (Loss) per Share

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

2.11	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

2.12	Related Party Transactions

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

2.13	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

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

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7-10	years on a straight-line basis
Computer and office equipment	3-5	years on a straight-line basis
Production equipment and other	5-10	years on a straight-line basis
Leasehold improvements	1-40	years on a straight-line basis

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

2.14	Impairment of Long-Lived Assets

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

2.15	Share-based Compensation

2.15.1	Share Based Payment Transactions

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

2.15.2	Equity Settled Transactions

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

2.16	Income Taxes

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

2.17	Financial Instruments

2.17.1	Financial Assets

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

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	FVOCI – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

2.17.2	Financial Liabilities

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

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

2.18	Business Combinations

A business combination is a transaction or event in which the acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair values. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed within the consolidated statements of comprehensive income (loss).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

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

2.19	Intangible Assets and Goodwill

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

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

2.20	Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IFRS 9 Financial Instruments. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective November 1, 2022, which did not have a material impact to the Company’s consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective November 1, 2022, which did not have a material impact to the Company’s consolidated financial statements.

2.21	New Accounting Pronouncements

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

Biological assets consist of cannabis plants, which reflect measurement at FVLCTS. changes in the carrying amounts of biological assets at December 31, 2023, and October 31, 2023, and 2022 are as follows:

	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$
Beginning balance	1,566,822	1,199,519	1,188,552
Increase in biological assets due to capitalized costs	1,057,764	6,792,298	5,630,863
Change in FVLCTS due to biological transformation	686,867	3,355,797	3,278,572
Transferred to inventory upon harvest	(1,588,111)	(9,780,792)	(8,898,468)
Ending balance	1,723,342	1,566,822	1,199,519

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	December 31, 2023	October 31, 2023	December 31, 2023	October 31, 2023
Estimated selling price per pound ($/pound)	$938	$945	$335,193	$340,390
Estimated stage of growth (%)	55%	51%	$285,243	$280,663
Estimated flower yield per harvest (pound)	2,972	3,283	$285,243	$280,663

4.	INVENTORY

The Company’s inventory composition is as follows:

	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$
Raw materials	503,216	501,433	134,926
Work in process	3,979,335	3,677,502	2,735,000
Finished goods	538,739	315,322	261,951
Ending balance	5,021,290	4,494,257	3,131,877

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the transition period ended December 31, 2023, was $1,404,323 (October 31, 2023 - $11,155,676; October 31, 2022 - $9,227,439, October 31, 2021 - $3,997,617).

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

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

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – December 31, 2023, October 31, 2023, and 2022	360,000

6.	OTHER INVESTMENTS, PURCHASE DEPOSITS AND NOTES RECEIVABLE

6.1	Investment in Assets Sold by HSCP

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

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a promissory note payable with a principal sum of $1,250,000, which was fully paid during the transition period ended December 31, 2023.

6.2	Notes Receivable

	Note
Changes in notes receivable	6.2.1	6.2.2	Total $
Balance - October 31, 2022	-	-	-
Advances	1,170,101	250,000	1,420,101
Accrued interest	8,758	1,667	10,425
Balance - October 31, 2023	1,178,859	251,667	1,430,526
Advances	982,758	-	982,758
Accrued interest	30,755	5,083	35,838
Balance – December 31, 2023	2,192,372	256,750	2,449,122
Current portion	-	-	-
Non-current portion	2,192,372	256,750	2,449,122

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

6.2.1	Iron Flag Draw Down Promissory Note

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO, pending regulatory approval from the CRC. ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed the Iron Flag Promissory Note with ABCO’s affiliate, Iron Flag, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the second quarter of 2024.

Pursuant to the Iron Flag Promissory Note, GR Unlimited shall make the maximum amount available to Iron Flag, LLC in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full.

As at December 31, 2023, the outstanding balance of the Iron Flag Promissory Note was $2,152,859 (October 31, 2023 - $1,170,101), and the accrued interest receivable was $39,513 (October 31, 2023 - $8,758).

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

As at December 31, 2023, the outstanding balance of the NJ Retail Promissory Note was $250,000 (October 31, 2023 - $250,000), and the accrued interest receivable was $6,750 (October 31, 2023 - $1,667).

Subsequent to the transition period ended December 31, 2023, the Company signed a related definitive agreement on January 16, 2024, to invest in the development of an adult-use dispensary in West New York, New Jersey. Also see subsequent event in note 26.2.

7.	LEASES

The following is a continuity schedule of lease liabilities:

Lease liabilities	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$
Balance - beginning	2,918,683	2,301,129	2,360,438
Additions	528,980	2,583,661	1,030,429
Disposals	(105,258)	(292,763)	-
Interest expense on lease liabilities	58,361	272,521	243,360
Payments	(502,708)	(1,945,865)	(1,333,098)
Balance - ending	2,898,058	2,918,683	2,301,129
Current portion	925,976	824,271	1,025,373
Non-current portion	1,972,082	2,094,412	1,275,756

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Set out below are undiscounted minimum future lease payments after December 31, 2023:

Total future minimum lease payments ($)
Less than one year	982,881
Between one and five years	2,449,475
Total minimum lease payments	3,432,356
Less amount representing interest	(534,298)
Total	2,898,058

8.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Production Equipment and Other	Leasehold Improvements	Right-of- use Assets	Total
	$	$	$	$	$
COST
Balance - October 31, 2021	16,283	511,167	4,978,088	3,328,032	8,833,570
Additions	-	34,690	3,014,807	951,377	4,000,874
Disposals	-	(2,825)	(10,375)	-	(13,200)
Balance - October 31, 2022	16,283	543,032	7,982,520	4,279,409	12,821,244
Additions	-	434,736	990,469	2,583,661	4,008,866
Disposals	-	(3,339)	(3,862)	(599,707)	(606,908)
Balance - October 31, 2023	16,283	974,429	8,969,127	6,263,363	16,223,202
Additions	-	14,109	226,921	528,980	770,010
Disposals	-	(70,198)	(131,646)	(185,826)	(387,670)
Balance - December 31, 2023	16,283	918,340	9,064,402	6,606,517	16,605,542
ACCUMULATED AMORTIZATION
Balance - October 31, 2021	16,283	196,103	2,017,029	861,571	3,090,986
Amortization for the period	-	114,197	706,567	1,181,543	2,002,307
Disposals	-	(895)	(6,055)	-	(6,950)
Balance - October 31, 2022	16,283	309,405	2,717,541	2,043,114	5,086,343
Amortization for the period	-	94,518	1,108,228	1,312,968	2,515,714
Disposals	-	(2,584)	(802)	(128,735)	(132,121)
Balance - October 31, 2023	16,283	401,339	3,824,967	3,227,347	7,469,936
Amortization for the period	-	26,866	197,164	285,392	509,422
Disposals	-	(54,726)	(47,038)	(92,949)	(194,713)
Balance - December 31, 2023	-	373,479	3,975,093	3,419,790	7,784,645
NET BOOK VALUE
Balance - October 31, 2022	-	233,627	5,264,979	2,236,295	7,734,901
Balance - October 31, 2023	-	573,090	5,144,160	3,036,016	8,753,266
Balance – December 31, 2023	-	544,861	5,089,309	3,186,727	8,820,897

For the transition period ended December 31, 2023, amortization capitalized into inventory was $323,007 (years ended October 31, 2023 - $1,937,073; October 31, 2022 - $1,251,391) and expensed amortization was $186,415 (years ended October 31, 2023 - $578,641; October 31, 2022 - $750,916; October 31, 2021 - $180,015).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

9.	INTANGIBLE ASSETS AND GOODWILL

Indefinite lived intangible assets and goodwill	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$
Balance – beginning	725,668	725,668	399,338
Additions – grower licenses	-	-	326,330
Balance – ending	725,668	725,668	725,668

Additions during the year ended October 31, 2022, resulted from the HSCP Transaction (Note 6.1).

10.	LONG-TERM DEBT

Transactions related to the Company’s long-term debt during the transition period ended December 31, 2023, and the years ended October 31, 2023 and 2022, include the following:

	Note
Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
Balance - October 31, 2021	-	600,572	249,064	280,567	150,000	142,997	786,461	2,209,661
Additions to debt	1,250,000	100,000	-	-	-	-	-	1,350,000
Settlement of debt	-	(706,352)	-	-	-	-	-	(706,352)
Interest accretion	-	5,780	79,046	71,443	-	36,594	295,453	488,316
Debt payments	-	-	(25,000)	(25,000)	(150,000)	(12,500)	(520,303)	(732,803)
Balance - October 31, 2022	1,250,000	-	303,110	327,010	-	167,091	561,611	2,608,822
Interest accretion	-	-	96,985	83,752	-	43,006	187,782	411,525
Debt payments	(900,000)	-	(25,000)	(25,000)	-	(12,500)	(669,330)	(1,631,830)
Balance - October 31, 2023	350,000	-	375,095	385,762	-	197,597	80,063	1,388,517
Interest accretion	-	-	18,355	15,418	-	3,811	4,769	42,353
Debt payments	(350,000)	-	(4,167)	(4,167)	-	(125,000)	(84,832)	(568,166)
Balance - December 31, 2023	-	-	389,283	397,013	-	76,408	-	862,704
Current portion	-	-	348,581	355,369	-	76,408	-	780,358
Non-current portion	-	-	40,702	41,644	-	-	-	82,346

10.1	0% Stated Rate Note Payable to PBIC with Original Principal Amount of $800,000 and Harvest-based Payments (Settled)

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

On May 1, 2023, the terms of the Secured Promissory Note were amended for a second. Under the second amendment, the Secured Promissory Note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bears no interest, is due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The balance was fully paid during the transition period ended December 31, 2023.

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

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%. During the transition period ended December 31, 2023, the Company made principal payments of $4,167 (years ended October 31, 2023, and 2022 - $25,000 each).

10.4	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the transition period ended December 31, 2023, the Company made principal payments of $4,167 (years ended October 31, 2023, and 2022 - $25,000 each).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

10.5	10% Note Payable Owed by GR Gardens with Original Principal Amount of $150,000 (SETTLED)

On December 2, 2020, debt was issued by GR Gardens with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date was extended by six-months for a fee of $1,000 per $10,000 of principal extended, which was $75,000. The balance was fully paid during the year ended October 31, 2022.

10.6	10% Note Payable Owed by GR Distribution with Original Principal Amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the transition period ended December 31, 2023, the Company made principal payments of $125,000 (years ended October 31, 2023, and 2022 - $12,500 each).

10.7	0% Stated Rate Note Payable by Canopy with Original Principal Amount of $60,000 and Royalty Payments to Lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000. It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%. A portion of this debt is due to related parties (Note 17.4). During the years ended October 31, 2023, and 2022, the Company made principal payments of $669,330 and $520,303, respectively. During the transition period ended December 31, 2023, the balance was fully paid.

10.8	Accrued Interest Payable

Accrued interest payable on long-term debt at December 31, 2023 was $Nil (October 31, 2023 and 2022 - $Nil).

11.	CONVERTIBLE DEBENTURES

	$	$	$
Movement in convertible debt	Note 11.1	Note 11.2	Total
Balance - October 31, 2022	-	-	-
Additions to debt	2,000,000	6,000,000	8,000,000
Derivative liability recognition	(783,856)	(3,982,944)	(4,766,800)
Debt settlement through conversion of shares (Note 11.1.1)	(1,174,639)	-	(1,174,639)
Interest accretion	343,556	271,651	615,207
Debt payments	(137,745)	(123,261)	(261,006)
Balance - October 31, 2023	247,316	2,165,446	2,412,762
Interest accretion	11,672	162,468	174,140
Debt payments	(7,875)	(119,103)	(126,978)
Balance - December 31, 2023	251,113	$2,208,811	$2,459,924
Current portion	-	-	-
Non-current portion	251,113	2,208,811	2,459,924

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the December Convertible Debentures an aggregate of 6,716,499 Warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading days. Subsequent to the consolidated statements of financial position dated December 31, 2023, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the December Warrants, which accelerated the expiry date to 90 days from the date of note. See subsequent event in note 26.3.

11.1.1	Debt Settlement Through Conversion of Shares

During the year ended October 31, 2023, Purchasers of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 common shares respectively.

The conversion feature of the December Convertible Debentures gives rise to the derivative liability reported on the statements of financial position at December 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at December 31, 2023, was estimated to be $439,860 (October 31, 2023 - $490,195; October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.91%
Expected life	1.92 years
Expected volatility	94%

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured the July Convertible Debentures with an aggregate principal amount of $5,000,000. The Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the CSE is CAD$0.40 or higher for a period of 10 consecutive trading. Subsequent to the consolidated statements of financial position dated December 31, 2023, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the July Warrants, which accelerated the expiry date to 90 days from the date of notice. See subsequent event in note 26.3.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the statements of financial position at December 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at December 31, 2023, was estimated to be $5,824,496 (October 31, 2023 - $6,053,927; October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.25%
Expected life	3.53 years
Expected volatility	98%

11.2.1	9% Convertible Debentures with Original Principal Amount of $1,000,000

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

Subsequent to the consolidated statements of financial position dated December 31, 2023, the Company issued the notice of acceleration dated March 1, 2024 required by the warrant certificates governing the August Warrants, which accelerated the expiry date to 90 days from the date of notice. See subsequent event in note 26.3.

The conversion feature of the August Convertible Debentures gives rise to the derivative liability reported on the statements of financial position at December 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at December 31, 2023, was estimated to be $1,264,378 (October 31, 2023 - $1,264,378; October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.25%
Expected life	3.63 years
Expected volatility	99%

12.	SHARE CAPITAL AND SHARES ISSUABLE

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the transition period ended December 31, 2023, no share transactions occurred.

During the year ended October 31, 2023, the following share transactions occurred:

12.1	200,000 Common Shares Issued to Settle Shares Issuable

On January 10, 2023, the Company issued 200,000 common shares with an aggregate fair value of $35,806, which was reported as issuable as at October 31, 2022, which represented a portion of consideration for the acquisition of Golden Harvests (Note 5).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

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

12.12	The holders of convertible debentures converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares with an aggregate fair value of $916,290. The value of derivative liabilities settled with the conversions allocated to equity was $1,833,731.

13.	WARRANTS

The following table summarizes the warrant activities for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022 and 2021:

	Number	Weighted Average Exercise Price (CAD$)
Balance - October 31, 2020	44,158,331	0.33
Issuance pursuant to private placement	8,200,000	0.20
Issuance pursuant to the Offering	23,162,579	0.30
Expiration of broker warrants	(757,125)	0.44)
Expiration of warrants	(17,843,998)	0.55
Balance - October 31, 2021	56,919,787	0.22
Expiration of warrants pursuant to convertible debt deemed re-issuance	(8,409,091)	0.16
Expiration of warrants issued pursuant to private placement to PBIC	(15,000,000)	0.13
Balance - October 31, 2022	33,510,696	0.28
Issuance pursuant to the December Convertible Debentures (Note 11.1)	6,716,499	0.25
Issuance pursuant to the July Convertible Debentures (Note 11.2)	13,737,500	0.28
Issuance pursuant to the August Convertible Debentures (Note 11.2.1)	2,816,250	0.28
Issued pursuant to the Consulting Agreement with Goodness Growth (Note 13.2)	8,500,000	0.33
Expiration of warrants pursuant to Feb 2021 subscription	(8,200,000)	0.20
Expiration of warrants pursuant to the Offering (Special warrant issue)	(23,162,579)	0.30
Expiration of warrants pursuant to terminate purchase agreement	(2,148,117)	0.44
Balance – December 31, and October 31, 2023	31,770,249	0.29

At December 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.25	6,716,499	1.92	December 2, 2025
0.28	13,737,500	2.53	July 13, 2026
0.28	2,816,250	2.63	August 17, 2026
0.33	8,500,000	4.77	October 05, 2028
0.29	31,770,249	3.01

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

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

The Warrants Asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the Warrants Asset at December 31, 2023, was estimated to be $1,761,382 (October 31, 2023 - $1,361,366; October 31, 2022 - $Nil) using the following assumptions:

Expected (strike) price	0.317
Risk-free interest rate	3.25%
Expected life	4.77 years
Expected volatility	99%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

14.	STOCK OPTIONS

The following table summarizes the stock option movements for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021:

	Number	Exercise price (CAD$)
Balance - October 31, 2020	3,720,000	0.19
Granted to employees	3,085,000	0.20
Forfeitures by services providers	(65,000)	0.15
Forfeitures by employees	(965,000)	0.15
Forfeitures by employees	(10,000)	0.22
Balance - October 31, 2021	5,765,000	0.20
Granted to employees	605,000	0.15
Forfeitures by service provider	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance - October 31, 2022	4,910,000	0.18
Granted to employees	3,650,000	0.15
Granted to employees	400,000	0.30
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(430,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance - October 31, 2023	11,205,000	0.17
Granted to employees	100,000	0.39
Granted to service providers	500,000	0.39
Expiration of options to employees	(5,000)	0.15
Balance - December 31, 2023	11,800,000	0.18

14.1	During the transition period ended December 31, 2023, 600,000 options were granted to employees and service providers.

The fair value of the options granted during the transition period ended December 31, 2023, was approximately $112,078 (CAD$148,466), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	4.56%
Expected life	4.0 years
Expected volatility	86%

The vesting terms of options granted during the transition period ended December 31, 2023, are set out in the table below:

Vesting terms Number Granted	Description
100,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
500,000	Monthly over a year
600,000

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

14.2	During the year ended October 31, 2023, 6,800,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2023, was approximately $450,325 (CAD$611,439), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.89%
Expected life	4.0 years
Expected volatility	86%

The vesting terms of options granted during the year ended October 31, 2023, are set out in the table below:

Vesting terms Number Granted	Description
200,000	1/3 on each anniversary of grant date
200,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
400,000	Fully vested on grant date
6,000,000	Vest on one year anniversary of grant date
6,800,000

14.3	During the year ended October 31, 2022, 605,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2022, was approximately $23,260 (CAD$29,924) which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	2.2%
Expected life	4.0 years
Expected volatility	86%

The vesting terms of options granted during the year ended October 31, 2022, are set out in the table below:

Vesting terms Number Granted	Description
300,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
100,000	Fully vested on grant date
205,000	Vest on one year anniversary of grant date
605,000

14.4	During the year ended October 31, 2021, 3,805,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2021, was approximately $272,918 (CAD$343,034) which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	2.2%
Expected life	4.0 years
Expected volatility	86%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

The vesting terms of options granted during the year ended October 31, 2021, are set out in the table below:

Vesting terms Number Granted	Description
500,000	½ on grant date, ½ on first anniversary of grant date
1,000,000	½ on grant date, ½ seven months after grant date
500,000	½ six months after grant date, ½ on first anniversary of grant date
450,000	⅓ on each anniversary of grant date
400,000	½ on first anniversary of grant date, ½ of anniversary of grant date
235,000	On first anniversary of grant date
3,085,000

At December 31, 2023, the following Stock Options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,840,000	1,777,500	0.5	July 2024
0.15	200,000	200,000	0.9	November 2024
0.30	1,000,000	850,000	1.3	April 2025
0.16	1,150,000	1,150,000	1.4	May 2025
0.15	85,000	85,000	1.8	November 2025
0.15	300,000	150,000	2.3	April 2026
0.15	6,225,000	400,000	3.0	January 2027
0.30	400,000	-	3.7	September 2027
0.39	600,000	41,666	3.9	November 2027
0.18	11,800,000	4,654,166	2.3

15.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021 are as follows:

	December 31, 2023	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$	$
Accounts receivable	466,434	(465,465)	(904,711)	(412,060)
Inventory and biological assets	(344,311)	(767,636)	(94,595)	(1,359,567)
Prepaid expenses and other assets	(27,549)	(40,513)	5,267	(196,261)
Accounts payable and accrued liabilities	(1,115,128)	569,451	(124,334)	(294,846)
Interest payable	-	-	(13,750)	4,383
Unearned revenue	-	(28,024)	(95,389)	-
Deferred rent	-	-	-	(10,494)
Income taxes payable	507,332	55,024	56,401	137,131
Total	(513,222)	(677,163)	(1,171,111)	(2,131,714)

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

16.	SUPPLEMENTAL CASH FLOW DISCLOSURE

	December 31, 2023	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$	$
Interest paid	69,164	358,154	400,630	168,924
Fair value of common shares issued and issuable for services	-	-	59,796	133,826
Fair value of common shares issued to Golden Harvests	-	-	-	109,564
Fair value of common shares issued to Golden Harvests creditor		-	-	36,310
Right-of-use assets acquired through leases (Note 7)	528,980	2,583,660	1,030,429	2,642,588
Conversion of debenture into common shares	2,698,789	2,698,789	-	916,290
Derivative liability recognized as contributed surplus upon debenture conversion	-	-	-	1,833,731
Note payable to HSCP used to acquire assets (Note 10.1)	350,000	350,000	1,250,000	-

17.	RELATED PARTY TRANSACTIONS

During the transition period ended December 31, 2023 and the years ended October 31, 2023, 2022, and 2021, the Company incurred the following related party transactions:

17.1	Transactions with the CEO

Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $24,000 were incurred for the transition period ended December 31, 2023 (October 31, 2023 - $72,000; October 31, 2022 – $72,000; October 31, 2021 - $72,000). The lease liability balance for Trail at December 31, 2023, was $129,401 (October 31, 2023 - $139,014; October 31, 2022 - $193,312).

During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges of $31,827 (October 31, 2023 - $190,035; October 31, 2022 - $184,500; October 31, 2021 - $60,000) were incurred for the transition period ended December 31, 2023. The lease liability for Lars at December 31, 2023, was $445,708 (October 31, 2023 - $470,134; October 31, 2022 - $607,900).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $nil at December 31, 2023 (October 31, 2023 – $nil). Payments of $nil were made against the equipment leases during the year ended October 31, 2023 (October 31, 2023 - $9,971; October 31, 2022 - $28,871; October 31, 2021 - $17,802).

Leases liabilities payable to the CEO were $575,109 in aggregate at December 31, 2023 (October 31, 2023 - $609,148; October 31, 2022 - $810,645).

The CEO earns a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $nil during the transition period ended December 31, 2023 and the year ended October 31, 2023 (October 31, 2022 - $305; October 31, 2021 - $19,035).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

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

During the transition period ended December 31, 2023, the Company incurred expenses of $24,039 (October 31, 2023 - $98,846; October 31, 2022 - $60,000’ October 31, 2021 - $58,020) for salary paid to the spouse of the CEO. At December 31, 2023, accounts and accrued liabilities payable to this individual were $3,846 (October 31, 2023 - $2,692; October 31, 2022 - $1,154). The spouse of the CEO was granted 500,000 options during the year ended October 31, 2023.

17.3	Transactions with Key Management Personnel

Key management personnel consists of the President and CEO; the Senior Vice President of GR Unlimited (formerly the CFO of GR Unlimited); the former Chief Market Officer (“CMO”); the former Chief Operating Officer (“COO”)*; the Chief Accounting Officer (“CAO”)**; the Michigan General Manager (“GM”); and the CFO of the Company. The compensation to key management is presented in the following table:

	December 31, 2023	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$	$
Salaries and consulting fees	240,105	880,195	1,118,694	875,058
Share-based compensation	-	-	13,043	70,040
Stock option expense	32,894	161,422	20,082	64,436
Total	272,999	1,041,617	1,151,819	1,009,534

*	COO was appointed subsequent to April 30, 2021, and was paid and compensated prior to appointment; compensation for the year ended October 31, 2021, is included in the table above for comparability to past and ongoing expenses. COO’s final date of employment was December 27, 2021.
**	CAO was promoted to CFO in September 2021.

Stock options granted to key management personnel and close family members of key management personnel include the following. During the transition period ended December 31, 2023, no options were granted to key management personnel. During the year ended October 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; 750,000 options were granted to the SVP; and 175,000 options to the GM. During the year ended October 31, 2022, no options were granted to key management personnel. During the year ended October 31, 2021: 500,000 options were granted to the COO, which expired following the COO’s resignation. Subsequent to the two months ended December 31, 2023, options of 1,500,000 were exercised into common shares by the SVP.

During the year ended October 31, 2023, 1,250,000 stock options were granted to three Board of Directors.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2023, the SVP purchased December Convertible Debentures with a principal balance of $50,000 and was issued 167,912 December Warrants. Subsequent to the two months ended December 31, 2023, the SVP converted the $50,000 convertible debentures and exercised the 167,912 December Warrants. This resulted in the issuance of 336,775 common shares at a price of CAD$0.20 per share in accordance with the December Convertible Debenture, in addition to the issuance of 167,912 common shares at an exercise price of $0.25 CAD per common share upon the exercise of the December Warrants.

During the year ended October 31, 2023, the Company issued 200,000 shares to the GM, which represented a portion of consideration for the acquisition of Golden Harvests (Note 5 and 12.1).

Compensation to the Board of Directors during the transition period ended December 31, 2023 was $3,000 (October 31, 2023 - $18,000; October 31, 2022 - $18,000 and common share issuances of 273,750 common shares with a fair value of $20,562; October 31, 2021 - fees of $18,000 and common share issuances of 100,908 common shares with a fair value of $14,187).

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, and is located in Michigan, with a lease term through January 2026. Lease charges of $32,000 (October 31, 2023 - $180,000; October 31, 2022 - $152,000) were incurred during the transition period ended December 31, 2023. The lease liability of Morton at December 31, 2023 was $350,668 (October 31, 2023 - $377,043; October 31, 2022 - $428,476).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex, located in Michigan, which is owned by the Company’s GM. The lease term was extended during the year ended October 31, 2023, through November 2023. Lease charges of $330,000 (October 31, 2023 - $740,000; October 31, 2022 - $330,000) were incurred during the transition period ended December 31, 2023. The lease liability of Morton Annex at December 31, 2023, was $239,871 (October 31, 2023 - $29,774; October 31, 2022 - $211,991).

Accounts payable, accrued liabilities, and lease liabilities due to key management at October 31, 2023, totaled $1,230,808 (October 31, 2023 - $1,118,763; October 31, 2022 - $1,587,700).

17.4	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	Senior VP - GR Unlimited LLC	Director	COO	GM	Total
	$	$	$	$	$	$
Balance - October 31, 2021	65,539	131,078	196,617	163,750	358,537	915,521
Interest	24,621	49,242	73,863	1,250	62,863	211,839
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(61,400)	(486,554)
Balance - October 31, 2022	46,799	93,603	140,404	-	360,000	640,806
Interest	15,649	31,297	46,947	-	64,800	158,693
Payments	(55,778)	(111,555)	(167,333)	-	(64,800)	(399,466)
Balance - October 31, 2023	6,670	13,345	20,018	-	360,000	400,033
Interest	399	794	1,190		10,800	13,183
Payments	(7,069)	(14,139)	(21,208)	-	(10,800)	(53,216)
Balance - December 31, 2023	-	-	-	-	360,000	360,000

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% ownership interests in GR Michigan LLC, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 23.2). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy (Note 23.3); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $10,800 were made on the business acquisition consideration payable of $360,000 for the two months ended December 31, 2023 ($59,400 for the year ended October 31, 2023). (Alse see Note 5.1).

17.5

On November 23, 2020, a director, prior to his directorship, purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC for $250,000, out of the total of 11.875 such units issued during the year ended October 31, 2021. On April 30, 2021, the Company purchased these units for consideration of 1,953,125 common shares with a fair value of $349,809.

17.6	Related party subscriptions to February 5, 2021, non-brokered private placement

The following table sets out related party subscriptions to the February 5, 2021, non-brokered private placement:

	Subscription amount ($)	Shares	Warrants
Chief Operating Officer	125,000	1,000,000	1,000,000
Chief Financial Officer of GR Unlimited	250,000	2,000,000	2,000,000
Chief Executive Officer	200,000	1,600,000	1,600,000
PBIC	250,000	2,000,000	2,000,000
Total	825,000	6,600,000	6,600,000

17.7	On March 5, 2021, under the Offering, PBIC invested proceeds of $394,546 which resulted in the issuance to PBIC of 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CAD$0.30 for a period of two years.

18.	FINANCIAL INSTRUMENTS

18.1	Market Risk (Including Interest Rate Risk and Currency Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At December 31, and October 31, 2023, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

18.1.2	Currency Risk

At December 31, 2023, the Company had accounts payable and accrued liabilities of CAD$155,679 (October 31, 2023 – CAD$190,169; October 31, 2022 - CAD$616,345). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

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

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the FDIC up to $250,000. At December 31, and October 31, 2023, the Company had $6,054,579 and $8,108,247 in excess of the FDIC insured limit, respectively.

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

The carrying amount of cash, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$
Cash	6,804,579	8,858,247	1,582,384
Accounts Receivable	1,642,990	2,109,424	1,643,959
Notes Receivable	2,449,122	1,430,526	-
Total	10,896,691	12,398,197	3,226,343

The allowance for doubtful accounts at December 31, 2023, was $373,393 (October 31, 2023 - $165,347).

At December 31, 2023 and October 31, 2023 and 2022, the Company’s trade accounts receivable and other receivable were aged as follows:

	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$
Current	604,920	1,079,657	872,100
1-30 days	568,445	475,909	336,149
31 days-older	732,981	616,574	614,022
Total trade accounts receivable	1,906,346	2,172,140	1,822,271
GST /HST	110,037	102,631	86,407
Provision for bad debts	(373,393)	(165,347)	(264,719)
Total accounts receivable	1,642,990	2,109,424	1,643,959

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the transition period ended December 31, 2023, there was no major customer that accounted for greater than 10% of revenues (October 31, 2023 – no major customer accounted for over 10% of revenues; October 31, 2022 – one major customer accounted for 14% of revenues). There was one customer with an accounts receivable balance greater than 10% at December 31, 2023, in which the balance of the customer comprised 11% of the total accounts receivable balance (October 31, 2023 and 2022 – nil).

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At December 31, 2023, and October 31, 2023 and 2022, the Company’s working capital accounts were as follows:

	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$
Cash	6,804,579	8,858,247	1,582,384
Current assets excluding cash	8,807,958	8,563,290	6,327,629
Total current assets	15,612,537	17,421,537	7,910,013
Current liabilities	(11,770,203)	(13,004,181)	(5,315,904)
Working capital	3,842,334	4,417,356	2,594,109

The contractual maturities of the Company’s accounts payable and accrued liabilities, long-term debt, and lease payable occurs over the next three years as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,358,962	-	-
Lease liabilities	925,976	1,041,614	930,468
Convertible debentures	-	-	2,459,924
Debt	780,358	82,346	-
Business acquisition consideration payable	360,000	-	-
Total	3,425,296	1,123,960	3,390,392

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

18.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair value for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at December 31, 2023 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$6,804,579	$-
Accounts receivable	Level 2	1,642,990	-
Warrants asset	Level 1	-	1,761,382

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,358,962	$-
Debt	Level 2	862,704	-
Convertible debentures	Level 2	2,459,924
Business acquisition consideration payable	Level 2	360,000	-
Derivative liability	Level 2		7,471,519

The carrying values of the financial instruments at October 31, 2023 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$8,858,247	$-
Accounts receivable	Level 2	2,109,424	-
Warrants asset	Level 1	-	1,361,366

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$2,359,750	$-
Debt	Level 2	1,388,517	-
Convertible debentures	Level 2	2,412,762
Business acquisition consideration payable	Level 2	360,000	-
Derivative liability	Level 2		7,808,500

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at October 31, 2022 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$1,582,384	$-
Accounts receivable	Level 2	1,643,959	-

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,821,875	$-
Debt	Level 2	2,608,822	-
Business acquisition consideration payable	Level 2	360,000	-

During the transition period ended December 31, 2023, and the years ended October 31, 2023 and 2022, there were no transfers of amounts between levels.

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021, are as follows:

	December 31, 2023	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$	$
Office, banking, travel, and overheads	470,821	1,960,696	1,929,385	1,158,975
Professional services	59,701	585,342	456,532	767,050
Salaries and benefits	906,831	3,919,839	3,466,319	2,057,225
Total	1,437,353	6,465,877	5,852,236	3,983,250

20.	INCOME TAXES

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022 and 2021, income tax expense consisted of:

	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022	Year ended October 31, 2021
	$	$	$	$
Current expense:
Federal	122,714	498,435	217,571	113,699
State	29,933	68,861	27,787	36,844
Adjustment to prior years provision versus statutory tax returns	6,827	273,994	-	-
Total current expense:	159,474	841,290	245,358	150,543
Deferred expense (benefit):
Federal	184,510	(1,354,696)	(990,452)	(1,288,637)
State	39,554	(389,828)	(350,374)	(322,400)
Change in unrecognized deductible temporary differences	-	1,274,166	1,340,826	1,611,037
Total deferred (benefit):	224,064	(470,358)	-	-
Total income tax expense:	383,539	370,932	245,359	150,543

The difference between the income tax expense for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021, and the expected income taxes based on the statutory tax rate applied to gain (loss) from operations before taxes are as follows:

	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022	Year ended October 31, 2021
	$	$	$	$
Gain (Loss) from operations before taxes	1,055,966	(291,388)	665,309	(864,202)
Statutory tax rates	27.37%	24.46%	27.25%	27.25%
Expected income tax (recovery)	289,056	(71,275)	181,297	(235,495)
Change in statutory tax rates and FX rates	(2,030)	21,890	92,662	84,952
Nondeductible expenses	(180,803)	1,069,536	38,802	(42,264)
Deferral adjustments	224,064	(1,189,931)	(1,374,372)	(1,260,938)
Change in unrecognized deductible temporary differences	-	1,274,166	1,340,826	1,611,038
Net operating loss	46,425	(1,323,949)	-	-
Fiscal year to calendar year adjustment	-	316,501	(33,856)	(6,749)
Adjustment to prior years provision versus statutory tax returns	6,827	273,994	-	-
Total income tax expense:	383,539	370,932	245,358	150,543

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

The following tax assets arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements for the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021:

	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022	Year ended October 31, 2021
	$	$	$	$
Property, plant and equipment	8,061	127,305	-	-
Inventory	129,573	127,846	-	-
ROU Leases	(168,327)	(108,206)	-	-
Net Operating Loss Carryforward (federal)	274,831	318,614	-	-
Net Operating Loss Carryforward (state)	2,156	4,799	-	-
Net deferred tax assets:	246,294	470,358	-	-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not taxable until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment and inventory, and have been offset against deferred income tax liabilities. As of December 31, 2023, the Company has estimated Canadian non-capital losses of CAD$9,000,490. These Canadian non-capital losses are available to be carried forward, to be applied against the Company’s taxable income earned in Canada over the next 20 years and expire between 2030 and 2042. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax asset since it is not probable that the Company would be able to realize these deductible temporary differences for U.S. tax purposes.

The Company operates in various U.S. state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained. For the transition period ended December 31, 2023, and the years ended October 31, 2023, and 2022, the Company did not record an accrual for uncertain tax positions.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

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

The Company does not have any externally imposed capital requirements.

22.	SEGMENT REPORTING

Geographical information relating to the Company’s activities is as follows:

Geographical segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments
At December 31, 2023	8,187,649	4,054,332	1,761,382	-	14,003,363
At October 31, 2023	7,362,957	4,016,861	1,361,366	-	12,74,184
At October 31, 2022	4,719,260	3,741,309	-	-	8,460,569
Two months ended December 31, 2023
Net revenue	1,529,088	2,012,949	-	96,050	3,638,087
Gross profit	766,291	1,597,643	-	6,840	2,370,774
Gross profit before fair value adjustment	902,603	1,235,111	-	6,840	2,144,554
Year ended October 31, 2023
Net revenue	11,001,261	11,422,908	-	929,016	23,353,185
Gross profit	5,259,439	6,791,700	-	620,375	12,671,514
Gross profit before fair value adjustment	4,615,259	6,653,234	-	620,375	11,888,868
Year ended October 31, 2022
Net revenue	8,852,104	8,905,179	-	-	17,757,283
Gross profit	3,039,159	5,083,919	-	-	8,123,078
Year ended October 31, 2021
Net revenue	5,152,286	3,882,332	344,055	-	9,378,673
Gross profit	2,325,304	3,585,462	189,702	-	6,100,468

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

23.	NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the two months ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021, and are as follows:

	December 31, 2023	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$	$
Balance, beginning of year	983,717	2,006,479	2,033,986	(33,383)
Non-controlling interest’s 13% share of GR Michigan	-	-	-	5,743
Non-controlling interest’s 100% share of Canopy	29,607	(129,279)	(27,507)	2,065,718
Acquisition of 87% of Canopy	-	(893,483)	-	-
Balance, end of year	1,013,324	983,717	2,006,479	2,033,986

23.1	Non-controlling interest in GR Michigan

The following is summarized financial information for GR Michigan:

	December 31, 2023	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$	$
Current assets	-	-	-	1,453
Non-current assets	-	-	-	-
Current liabilities	-	-	-	-
Non-current liabilities	-	-	-	-
Net loss for the year	-	-	-	48,867

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 17.4), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

23.2	Non-controlling interest in Canopy

The following is summarized financial information for Canopy, reflecting consolidation of Golden Harvests, of which Canopy is a 60% owner:

	December 31, 2023	October 31, 2023	October 31, 2022	October 31, 2021
	$	$	$	$
Current assets	4,521,194	4,192,902	3,200,701	3,093,330
Non-current assets	4,390,297	4,016,860	3,741,309	4,023,521
Current liabilities	2,275,147	2,048,167	2,337,695	1,708,330
Non-current liabilities	560,425	253,340	715,461	1,225,804
Advances due to parent	-	-	-	530,020
Net income (loss) for the year	29,607	(129,279)	(27,507)	2,196,479

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the transition period ended December 31, 2023, and the years ended October 31, 2023, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

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

25.	TRANSITION PERIOD COMPARATIVE DATA

As discussed in Note 2.4, the Company’s Transition Report includes financial information for the two months ended December 31, 2023, and the years ended October 31, 2023, 2022 and 2021. The consolidated statements of financial position, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity and the consolidated statements of cash flows for the two months ended December 31, 2023, and 2022, are summarized below. All data for the two months ended December 31, 2022, was derived from the Company’s unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	December 31, 2023	December 31, 2022
	$	$
ASSETS
Current assets
Cash	6,804,579	2,863,597
Accounts receivable	1,642,990	1,411,368
Biological assets	1,723,342	1,361,273
Inventory	5,021,290	3,490,591
Prepaid expenses and other assets	420,336	359,230
Total current assets	15,612,537	9,486,059
Property and equipment	8,820,897	7,469,962
Notes receivable	2,449,122	-
Warrants asset	1,761,382	-
Intangible assets and goodwill	725,668	725,668
Deferred tax assets	246,294	-
TOTAL ASSETS	29,615,900	17,681,689

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,358,962	1,434,536
Current portion of lease liabilities	925,976	633,716
Current portion of long-term debt	780,358	1,113,525
Business acquisition consideration payable	360,000	360,000
Unearned revenue	-	24,285
Derivative liability	7,471,519	783,854
Income tax payable	873,388	344,366
Total current liabilities	11,770,203	4,694,282
Lease liabilities	1,972,082	1,379,374
Long-term debt	82,346	1,198,336
Convertible debentures	2,459,924	1,228,104
TOTAL LIABILITIES	16,284,555	8,500,096

EQUITY
Share capital	24,593,422	21,858,827
Shares issuable	-	35,806
Contributed surplus	8,186,297	6,505,092
Accumulated other comprehensive loss	(108,069)	(109,613)
Accumulated deficit	(20,353,629)	(21,114,998)
Equity attributable to shareholders	12,318,021	7,175,114
Non-controlling interest	1,013,324	2,006,479
TOTAL EQUITY	13,331,345	9,181,593
TOTAL LIABILITIES AND EQUITY	29,615,900	17,681,689

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	Two months ended December 31,
	2023	2022
	$	$
Revenue
Product sales	3,542,037	2,782,125
Service revenue	96,050	-
Total revenue	3,638,087	2,782,125

Cost of goods sold
Cost of finished cannabis inventory sold	(1,404,323)	(1,264,131)
Cost of service revenues	(89,210)	-
Gross profit, excluding fair value items	2,144,554	1,517,994
Realized fair value loss amounts in inventory sold	(460,647)	(395,201)
Unrealized fair value gain on growth of biological assets	686,867	435,897
Gross profit	2,370,774	1,558,690
Expenses
Accretion expense	216,493	94,411
Amortization of property and equipment	186,415	89,735
General and administrative	1,437,353	1,009,355
Share-based compensation	104,359	-
Total expenses	1,944,620	1,193,501
Income from operations	426,154	365,189
Other income and (expense)
Interest expense	(69,164)	(70,262)
Other income	49,678	1,777
Gain on debt settlement	-	-
Unrealized loss on marketable securities	-	-
Unrealized gain on derivative liability	336,981	-
Unrealized gain on warrants asset	400,016	-
Loss on disposal of property and equipment	(87,699)	-
Total other income (expense), net	629,812	(68,485)
Income from operations before taxes	1,055,966	296,704
Income tax (Note 20)	(383,539)	(54,811)
Net income	672,427	241,893
Other comprehensive income (items that may be subsequently reclassified to profit and loss):
Currency translation gain	6,106	-
Total comprehensive income	678,533	241,893
Gain per share attributable to shareholders – basic and diluted	0.00	0.00
Weighted average shares outstanding – basic and diluted	182,005,886	169,193,812

Net income for the year attributable to:
Non-controlling interest	29,607	-
Shareholders	642,820	241,893
Net income	672,427	241,893

Comprehensive income for the year attributable to:
Non-controlling interest	29,607	-
Shareholders	648,926	241,893
Total comprehensive income	678,533	241,893

STATEMENT OF CHANGES IN EQUITY	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453
Stock option vesting expense	-	-	-	104,359	-	-	-	104,359
Currency translation gain	-	-	-	-	6,106	-	-	6,106
Net income	-	-	-	-	-	642,820	29,607	672,427
Balance – December 31, 2023	182,005,886	24,593,422	-	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345

STATEMENT OF CHANGES IN EQUITY	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700
Net loss	-	-	-	-	-	241,893	-	241,893
Balance – December 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,114,998)	2,006,479	9,181,593

CONSOLIDATED STATEMENTS OF CASH FLOWS	Two months ended December 31,
	2023	2022
	$	$
Operating activities
Net income	672,427	241,893
Adjustments for non-cash items in net income:
Amortization of property and equipment	186,415	89,735
Amortization of property and equipment included in costs of inventory sold	209,985	168,139
Amortization of intangible assets	-	-
Unrealized fair value gain on growth of biological assets	(686,867)	(435,897)
Realized fair value loss amounts in inventory sold	460,647	395,201
Deferred income taxes	224,064	-
Stock option expense	104,359	-
Accretion expense	216,493	94,411
Loss on disposal of property and equipment	87,699	-
Unrealized gain on fair value of derivative liability	(336,981)	-
Unrealized gain on warrants asset	(400,016)	-
Currency translation gain	6,610	-
Noncash Items In Net Loss	744,331	553,482
Changes in non-cash working capital	(513,222)	(503,647)
Net cash provided by operating activities	231,109	49,835

Investing activities
Purchase of property and equipment and intangibles	(126,690)	(101,169)
Cash advances and loans made to other parties	(1,018,596)	-
Net cash used in investing activities	(1,145,286)	(101,169)

Financing activities
Proceeds from convertible debentures	-	2,000,000
Proceeds from long-term debt	-	-
Proceeds from private placement	-	-
Repayment of long-term debt	(568,166)	(364,414)
Repayment of convertible debentures	(126,978)	(15,000)
Payments of lease principal	(444,347)	(288,039)
Net cash provided by (used in) financing activities	(1,139,491)	1,332,547

Change in cash	(2,053,668)	1,281,213
Cash, beginning	8,858,247	1,582,384
Cash, ending	6,804,579	2,863,597

26.	SUBSEQUENT EVENTS

26.1	Purchase of Ross Lane, Oregon Farm Property

On January 12, 2024, the Company executed the option to purchase the Ross Lane property located in Central Point, Oregon for total consideration of $1,525,000.

26.2	New Jersey Retail Investment

On January 17, 2024, the Company announced that it formed Grown Rogue Retail Ventures LLC and signed a definitive agreement on January 16, 2024, to invest in and support Nile of NJ LLC, a company that is developing an adult-use dispensary in West New York, New Jersey. The investment is in the form of a secured note, in which the Company advanced $500,000 pursuant to this secured note on February 13, 2024. These retail operations will be supported with products from a cultivation facility under development.

26.3	Warrants Acceleration

On March 1, 2024, the Company announced it has accelerated the expiry date of an aggregate of 23,270,249 common share purchase warrants comprised of the December Warrants, July Warrants and August Warrants. The Company issued the notice of acceleration required by the warrant certificates governing these warrants on March 1, 2024, thereby accelerating the expiry date to 90 days from the date of notice. As of April 10, 2024, all 23,270,249 common share purchase warrants were exercised for an aggregate of 23,270,249 common shares for aggregate gross proceeds of approximately US$4.7 million.

26.4	Illinois Expansion

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

26.5	Grown Rogue Increases Ownership of Michigan Operations

On April 25, 2024, the Company announced that it has increased ownership in its Michigan operations from 52.2% to 80% in two transactions for total consideration of US$2.8M, with US$0.2M paid in cash and US$2.6M paid by way of 4 year sellers’ notes. Grown Rogue increased its ownership in Golden Harvests, the entity that controls its Michigan operations, operating out of an 80,000 sq ft facility that contains approximately 15,000 square feet of flowering bench space. We purchased the total remaining minority interest in Canopy for US$0.8M, which includes a 20% down payment in cash and monthly payments for a period of 4 years with an interest rate of 5.2% per annum. Additionally, the Company purchased 20% of the minority interest in Golden Harvests for US$2.0M, which includes minimum quarterly payments in cash for a period of 4 years. The transaction provides for a valuation of Golden Harvests at US$10.0M. All payments owing to the sellers are expected to be completed with cash on hand and cash generated from operations. The Company retains the option to acquire the remaining 20% of Golden Harvests at a fair market valuation.