Form 20-F
period 2024-12-31
Grown Rogue International Inc.
filed 2025-04-30
CIK 1463000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: Subordinate voting shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

The number of outstanding shares of the issuer’s subordinate voting stock as of December 31, 2024, was 222,446,113 shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with United States Generally Accepted Accounting Principals (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

On January 29, 2024, the Company’s Board of Directors approved a change in the Company’s fiscal year end from October 31 to December 31, effective immediately. As a result, we filed a transition report on Form 20-F for the transition period of November 1, 2023, to December 31, 2023 (the “Transition Period”). This Annual Report presents information for year ended December 31, 2024, and includes the presentation of the Transition Period and the fiscal years ended October 31, 2023, and 2022.

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

We may incur tax liabilities and a reduction to our tax attributes due to limitations on tax deductions and credits under Section 280E of the Internal Revenue Code.

Under Section 280E of the U.S. Internal Revenue Code of 1986 (together with the Treasury regulations promulgated and the rulings issued thereunder, the “Code”), no deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if the trade or business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the Controlled Substances Act), which is prohibited by federal law or the law of any state in which that trade or business is conducted. The IRS has applied this provision to cannabis operations, prohibiting them from deducting many expenses associated with cannabis businesses other than certain costs and expenses related to cannabis cultivation and manufacturing operations. Accordingly, Section 280E can have a significantly adverse impact on the operations of cannabis companies, including the Company, and an otherwise profitable business may operate at a loss, after taking into account its U.S. income tax expenses.

On January 29, 2024, the Company’s Board of Directors approved a change in the Company’s fiscal year end from October 31 to December 31, effective immediately. The Company filed tax returns for fiscal year 2023 to reflect the position that cannabis activities are not subject to Code Section 280E. Please see “Note 20, Income Taxes” of the Notes to the Consolidated Financial Statements in Part III, Item 18 of this Annual Report for a discussion of such position. There can be no assurance that the IRS will not challenge such position or that a U.S. court would not sustain such a challenge. If the IRS successfully challenged such position, certain of the Company’s tax deductions and credits may be disallowed, thereby reducing the Company’s reporting United States federal net operating loss carryforward amount and state net operating loss carryforward amount.

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

We may require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years. On January 29, 2024, the Company’s Board of Directors approved a change in the Company’s fiscal year end from October 31 to December 31, effective immediately. At December 31, 2024, we had working capital of $15,141,366, accumulated deficit of $32,847,334, and generated a loss of $10,696,794 for the year ended December 31, 2024. At December 31, 2023, we had working capital of $11,313,853, accumulated deficit of $20,353,629, and generated net income of $672,427 for the two months ended December 31, 2023. At October 31, 2023, we had working capital of $12,225,856, accumulated deficit of $20,996,449, and generated a net loss of $662,320 for the year ended October 31, 2023. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

We have significant trade and other payables which may make it difficult to service our debts and adversely affect our ability to obtain additional financing. At December 31, 2024, we had trade and other payables in the amount of $2,107,619. At December 31, 2023, we had trade and other payables in the amount of $1,358,962. At October 31, 2023, we had trade and other payables in the amount of $2,359,750. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations and continue business operations.

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

Our investors may have difficulty selling our securities as there is a limited public trading market for such securities. An investor in the Company may find it difficult to resell our securities. There is only a limited public market for our securities, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our subordinate voting shares (“SV Shares”) trades on the OTC Markets and the Canadian Securities Exchange (the “CSE”). Our SV Shares have not been qualified under any applicable U.S. state blue-sky laws, and we are under no obligation to so qualify or register our SV Shares, or otherwise take action to improve the public market for such securities. Our SV Shares could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities: (a) lack of profits; (b) need for additional capital; (c) limited public market for such securities; (d) the applicability of certain resale requirements under the Securities Act; and (e) applicable blue sky laws and the other factors discussed in this Risk Factors section.

Risks Factors Relating to Our Securities

As a public company we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance. As a public company, we are subject to numerous legal and accounting requirements in both Canada and the United States that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting or deregistration of our securities, and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage compared to privately held and larger public competitors. We have previously received and resolved a cease trade order from the Ontario Securities Commission for failure to meet filing requirements. We are also currently the subject of an SEC enforcement action seeking to revoke registration of our SV Shares .

We do not anticipate paying dividends on shares of our SV Shares.  We do not anticipate paying cash dividends on shares of our SV Shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide, in our sole discretion, not to pay dividends. The declaration, payment, and amount of any future dividends will be made at the discretion of our Board of Directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our Board of Directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of stock. Our organizational and corporate documents authorize the issuance of an unlimited number of shares of stock, without par value. In the event that we are required to issue additional shares of stock or securities exercisable for or convertible into additional shares of stock, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders. As of December 31, 2024, we had 15,365,000 outstanding share purchase options at a weighted average exercise price of CAD$0.51 per share and 725,700 outstanding restricted stock units at a weighted average exercise price of CAD$0.86 per share. As of December 31, 2023, we had 11,800,000 outstanding share purchase options at a weighted average exercise price of CAD$0.18 per share. As of October 31, 2023, we had 11,205,000 outstanding share purchase options at a weighted average exercise price of CAD$0.17 per share. As of December 31, 2024, we had 4,000,000 outstanding share purchase warrants with a weighted average exercise price of CAD$0.225 per share. As of December 31, 2023, and October 31, 2023, we had 31,770,249 outstanding share purchase warrants with a weighted average exercise price of CAD$0.23 per share. (See Item 5: “Operating and Financial Review and Prospects” – “Share Capital and Reserves and Derivative Liabilities” and Item 4.A “History and Development of the Company”).

Applicable SEC rules governing the trading of “penny stocks” will limit the trading and liquidity of our SV Shares and may affect the trade price for our share capital. The SEC has adopted rules which generally define “penny stock” to be any equity security that has a market price (as defined) of less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions. Our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of U.S.$5,000,000 or individuals with a net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with their spouse.

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

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We expect that the penny stock rules will discourage investor interest in and limit the marketability of shares of our SV Shares.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives, and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements will make it more difficult for broker-dealers to recommend that their customers buy our SV Shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

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

Because we are quoted on the OTC Markets instead of a national securities exchange in the United States, our U.S. investors may have more difficulty selling their stock or experience negative volatility on the market price of our stock in the United States. In the United States, our SV Shares are quoted on the OTC Markets. The OTC Markets is marketed as an electronic exchange for high growth and early stage U.S. companies and a prospective “final step toward a NASDAQ or NYSE listing” (although no assurances can be provided that such change of market shall occur). Trades are settled and cleared in the U.S. similar to any NASDAQ or NYSE stock and trade reports are disseminated through Yahoo, Bloomberg, Reuters, and most other financial data providers. The OTC Markets may be significantly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the OTC Markets as compared to a national securities exchange in the United States, such as the New York Stock Exchange, the NASDAQ Stock Market or the NYSE American. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. U.S. investors in our SV Shares may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price of our SV Shares. Accordingly, our U.S. shareholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our SV Shares improves.

Volatility in our share price may subject us to securities litigation, thereby diverting our resources that may have a material effect on our profitability and results of operations. The market for shares of our SV Shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. This type of litigation could result in substantial costs and could divert management’s attention and resources.

Rule 144 sales in the future may have a depressive effect on the price of our SV Shares as an increase in supply of shares for sale, with no corresponding increase in demand may cause prices to fall. All of the outstanding shares of stock held by the present officers, directors, and affiliate stockholders are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933 (the “Securities Act of 1933”), as amended. As restricted shares, these shares may be resold in the U.S. only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act of 1933 and as required under applicable state securities laws. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of the Company’s issued and outstanding SV Shares or the average of the four-week trading volume. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of six months if the Company is a current reporting company under the Securities Exchange Act of 1934. A sale under Rule 144 or under any other exemption from the Securities Act of 1933, if available, or pursuant to subsequent registration of SV Shares of present stockholders, may have a depressive effect upon the price of the stock in any market that may develop.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our SV Shares less attractive to investors. We are an “emerging growth company,” as defined in the Securities Act of 1933, as modified by the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in our periodic and annual reports, and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our SV Shares pursuant to an effective registration statement under the Securities Act of 1933, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting classes of share capital held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting classes of share capital held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

It is possible that some investors will find our SV Shares less attractive as a result of the foregoing, which may result in a less active trading market for our SV Shares and higher volatility in our stock price.

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

Our SV Shares are quoted on the OTC Markets under the symbol GRUSF and listed on the CSE under the symbol GRIN. Our registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1. Telephone (416) 364-4039, Facsimile (416) 364-8244. Our management office is located at 550 Airport Road, Medford, Oregon, United States, 97504. Our books and financial records are located in the management office. Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

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

The Company’s legal name is Grown Rogue International Inc. The Company’s commercial name is Grown Rogue. The Company is a Canadian corporation. We were incorporated in Ontario, Canada on September 22, 1978, under the Business Corporations Act (Ontario), under the name Bonanza Red Lake Explorations Inc. (“Bonanza Red Lake”). Between the time of our incorporation and fiscal year 2013, we operated predominantly as a mining and energy company. During that time period, we underwent various share consolidations, exchanges, and issuances of our SV Shares. Our mining and energy operations took place in different parts of Canada and the United States. The Company’s name was changed from Bonanza Red Lake Explorations Inc. to Eugenic Corp; and from Eugenic Corp to Eagleford Energy Inc. and subsequently Eagleford Energy Corp.

During fiscal 2014 and 2015, the Company’s principal activities consisted of exploration, development and production of petroleum and natural gas properties. In 2016, the Company divested itself of its mining, petroleum and natural gas assets, changed its name to Intelligent Content Enterprises Inc. and began acquiring assets to facilitate operations as a digital media and technology company.

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

Effective November 1, 2018, we changed our name from Novicius Corp. to Grown Rogue International Inc.

During the year ended December 31, 2024, the two months ended December 31, 2023, and the fiscal years ended October 31, 2023 and 2022, the Company invested $6,072,079, $770,010, $4,008,866, and $4,000,874, respectively, on property and equipment, the significant majority of which was spent on the build-out of its indoor growing and processing facilities. The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure that exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, debt, shareholders’ loans, and cash flow from operations.

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

New Jersey Retail

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

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult-use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and initially advanced $500,000 to Nile of NJ LLC, a New Jersey limited liability company. The Company advanced an additional $650,000 to Nile of NJ LLC. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%. The Company received equity investments of $600,000 into Retail Ventures from various parties including $500k from related parties to fund this investment.

On October 28, 2024, the Company through its subsidiary West New York advanced an additional $287,500 to Nile of NJ LLC under a convertible note in the amount of $287,500. West New York concurrently received equity subscriptions of $137,500 in support of this funding.

New Jersey Cultivation

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (the “CRC”). ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed a secured draw down promissory note with Iron Flag, LLC (“Iron Flag”), to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and completed in the third quarter of 2024.

Pursuant to this promissory note, GR Unlimited was required to make the maximum amount available in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrued at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. As of the consolidated statements of financial position dated December 31, 2024, the Company has advanced the full $4M agreed to under this promissory note.

On August 24, 2024, the Company entered into an agreement to assign this promissory note from Iron Flag, LLC to GR Unlimited. Under the terms of the new note, interest on the outstanding principal borrowed shall accrue at a rate of 13.5% per annum to be paid currently as a monthly payment. An additional 5% interest shall accrue on the outstanding balance of all prior advances and deferred amounts until all of the advances have been fully paid. As of December 31, 2024, ABCO was in default of paying the principal and interest payments on this promissory note resulting in an increased interest rate per annum of 18%, an addition to the 5% interest that accrued on the outstanding balance of all prior advances and deferred amounts.

On June 3, 2024, GR Unlimited executed a promissory note and advanced $400,000 to ABCO representing the principal amount of the note. Pursuant to this promissory note, interest on the outstanding principal borrowed shall accrue at a rate of 18% per annum provided that the extended maturity date is not triggered, in which interest shall accrue at a rate of 22% on the outstanding balance commencing on the maturity date and ending on the extended maturity date.

On June 24, 2024, GR Unlimited executed a promissory note and advanced $500,000 to ABCO. Pursuant to this note, GR Unlimited shall make the maximum amount available to ABCO in one or more advances in an aggregate amount not to exceed $3,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 10.5% per annum.

On October 17, 2024, GR Unlimited executed a convertible promissory note with ABCO Garden State, LLC in the amount of $1,050,000. The note is convertible into equity of ABCO at a rate of 1% per $28,571.43 of principal borrowed upon certain future regulatory milestones. The note carries an interest rate of 15% and can be drawn down in increments of $10,000.

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

Services

On May 24, 2023, GR Unlimited entered into an independent contractor consulting agreement (the “Consulting Agreement”) with Vireo Growth Inc.1 (CSE: VREO; OTCQX: VREOF) (“Vireo Growth”). Under the Consulting Agreement, GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

Under the initial term of the Consulting Agreement, with expiration date of June 30, 2025, Vireo Growth will provide compensation to GR Unlimited for sustained consulting support, including input on systems and processes, and recommendations to improve Vireo Growth’s cultivation operations. GR Unlimited will be entitled to receive additional incentive compensation if our services result in improved cash flow performance as compared to Vireo Growth’s baseline expectations over the term of the agreement. Our cooperation in the agreement will be on an exclusive basis to Vireo Growth within the markets in which Vireo Growth operates. The agreement will automatically extend for up to two additional two-year terms, unless terminated by Vireo Growth or the Company.

A termination fee of at least $5,000,000 is payable to GR Unlimited in the event that Vireo Growth is acquired, sells all or substantially all of its assets, or is merged into another entity and is not the surviving entity of such merger. In addition, a termination fee of at least $2,500,000 is payable to GR Unlimited in the event that the Consulting Agreement terminates for certain other conditions.

As part of this strategic agreement, Vireo Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Vireo Growth to the Company, with a strike price equal to CAD$0.317 (U.S.$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Vireo Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company will issue 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Vireo Growth, with a strike price equal to CAD$0.225 (U.S.$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement. These warrants were issued on October 5, 2023.

On October 11, 2024, the Company announced the termination of the advisory agreement with Vireo Growth. As consideration for the early termination, Vireo Growth forfeited and returned for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue International Inc. that were held by Vireo Growth at a CAD$0.225 strike price and paid the Company US$800,000 in cash in accordance with the Consulting Agreement. Grown Rogue received its full fee for the work performed in the third quarter of 2024 and retained its 10,000,000 warrants in Vireo Growth Inc.

[1]	Formerly Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF).

The Consulting Agreement and amendments to the Consulting Agreement provides for service revenue earned by us the Company to be calculated beginning January 2023, and we reported service revenue of $1,941,431 for the year ended December 31, 2024 (for the two months ended December 31, 2023 - $96,050; for year ended October 31, 2023 - $929,016) and cost of service revenue of $206,669 (for the two months ended December 31, 2023 - $89,120; for year ended October 31, 2023 - $308,461).

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

C.	ORGANIZATIONAL STRUCTURE

The corporate structure of the Company as of the date of this Report is as follows:

Entity	Defined Term	Location	Purpose	Percentage Held
Grown Rogue International Inc.	The “Company”	Ontario	Parent Company	NA
Grown Rogue Unlimited, LLC	“GR Unlimited”	Oregon	Holding Company	100%
Grown Rogue Gardens, LLC	“GR Gardens”	Oregon	Operating Entity	100%
GRU Properties, LLC	“GRU Properties”	Oregon	Property Management	100%
GRIP, LLC	“GRIP”	Oregon	Marketing/Branding	100%
Grown Rogue Distribution, LLC	“GR Distribution”	Oregon	Operating Entity	100%
Rogue EBC, LLC	“Rogue EBC”	Illinois	Operating Entity	70%
Cannequality, LLC	“Cannequality”	Illinois	Licensing Company	70%*
Canopy Management, LLC	“Canopy”	Michigan	Holding Company	100%
Golden Harvests, LLC	“Golden Harvests”	Michigan	Operating Entity	80%
Grown Rogue Retail Ventures, LLC	“GR Retail”	Delaware	Holding Company	100%
Grown Rogue West New York, LLC	“West NY”	New Jersey	Holding Company	44%**

*	The Company consolidated 70% of Rogue EBC’s business activity under International Financial Reporting Standards (“IFRS”) 11 – Joint Arrangements. Cannequality is wholly owned by Rogue EBC, in which Cannequality is the legal entity that holds the acquired cannabis license for Rogue EBC’s joint arrangement operations. When regulatory milestones are achieved, the Company plans to dissolve Cannequality
**	The Company, through its subsidiary GR Retail invested $806,250 in the equity of West NY. West NY is a lender to a retail business in New Jersey.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

Prior to exercising its purchase option, the Company leased approximately 35 acres of real property, with an option to purchase, in Jackson County, Oregon, commonly known as 2888 Ross Lane, Central Point, Oregon, through that certain Commercial Lease Agreement, dated December 20, 2022, between Lender Capital, LLC, and GR Gardens. On January 12, 2024 the Company exercised its option to purchase the Ross Lane property for a total purchase price of $1,525,000. After applying deposits in escrow and rents paid adjustments, the remaining consideration due of $1,285,000 is in the form of a secured promissory note payable over 36 months.

The Company leases property located at 333 Morton St, Bay City, Michigan, pursuant to that certain Commercial Lease Agreement, dated February 1, 2020, between David Pleitner, LLC and Golden Harvests.

The Company, through Rogue EBC, leases property located at 345 Lakewood Avenue, Waukegan, IL, pursuant to the Commercial Lease Agreement dated December 11, 2023.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

On January 29, 2024, the Company’s Board of Directors approved a change in the Company’s fiscal year end from October 31 to December 31, effective immediately. As a result, we filed a transition report on Form 20-F for the transition period of November 1, 2023 to December 31, 2023 (the “Transition Period”). This Annual Report presents information for our fiscal year ended December 31, 2024, and includes the presentation of the Transition Period and the fiscal years ended October 31, 2023 and 2022. The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the Transition Period, and the years ended October 31, 2023 and 2022 and notes thereto included under Item 18.

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

The Company’s registered office is 40 King St W Suite 5800, Toronto, ON M5H 3S1, Canada. Our SV Shares are quoted on OTC Markets under the symbol GRUSF and listed on the CSE under the symbol GRIN.

The Consolidated Financial Statements include the accounts of Grown Rogue International Inc., the legal parent, together with its wholly owned subsidiaries as at October 31, 2023: GR Unlimited, and GR Unlimited’s subsidiaries (collectively referred to as the “Subsidiaries”). GR Unlimited’s wholly-owned subsidiaries include GR Gardens; GR Distribution, LLC; GRUP; and GRIP. GR Unlimited also has a 100% interest in Canopy, which owns 80% of Golden Harvests.

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

The Company’s Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favorable market conditions to sustain future development of the business. At December 31, 2024 and 2023, and October 31, 2023, the Company considered its capital structure to be comprised of shareholders’ deficiency.

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

Change in Fiscal Year End

On January 29, 2024, the Company changed its fiscal year-end from October 31st to December 31st, effective immediately. The decision to change the fiscal year-end to a calendar year-end was to align our reporting cycle more closely with how we plan to manage our business. As a result of the change, we filed a transition report on Form 20-F for the transition period of November 1, 2023, to December 31, 2023. This Annual Report presents information for the year ended December 31, 2024, and includes the presentation of the Transition Period and the fiscal years ended October 31, 2023, and 2022.

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

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies, and we have elected to take advantage of those exemptions. For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

●	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our SV Sharespursuant to an effective registration statement under the Securities Act of 1933, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We do not believe that being an emerging growth company will have a significant impact on our business. Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a “large accelerated filer” or an “accelerated filer” under Section 12b-2 of the Exchange Act.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i)	The amendment to IAS 1 – Presentation of Financial Statements specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated December 31, 2024.

(ii)

IFRS 18 – Presentation and Disclosures in Financial Statements will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The standard is applied retrospectively, with specific transition provisions, and early adoption is permitted. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

SEGMENTED INFORMATION

For management purposes, the Group is organized into business units based on its products and services and has two reportable segments, as follows:

●	Oregon segment represents cannabis production and sales activities in Oregon

●	Michigan segment represents cannabis production and sales activities in Michigan

●	Services segment provides consulting services primarily to other customers within the cannabis industry

●	The other segment reports ungrouped assets

Geographical information relating to the Company’s activities is as follows. Services represents consulting fees charged to Goodness Growth and to ABCO Garden State, LLC.

The Chief Operating Decision Maker (CODM) is the Company’s CEO and monitors the operating results of its business units separately on a monthly basis for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements.

Geographical segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments
At December 31, 2024	7,732,780	4,621,983	2,834,108	-	15,188,871
At December 31, 2023	8,187,649	4,054,332	1,761,382	-	14,003,363
At October 31, 2023	7,362,957	4,016,861	1,361,366	-	12,741,184
Year ended December 31, 2024
Net revenue	12,093,606	12,936,028	-	1,987,631	27,017,265
Gross profit	5,178,874	6,481,800	-	1,780,962	13,441,636
Gross profit before fair value adjustment	5,931,261	6,271,333	-	1,780,962	13,983,556
Two months ended December 31, 2023
Net revenue	1,529,088	2,012,949	-	96,050	3,638,087
Gross profit	766,291	1,597,643	-	6,840	2,370,774
Gross profit before fair value adjustment	902,603	1,235,111	-	6,840	2,144,554
Year ended October 31, 2023
Net revenue	11,001,261	11,422,908	-	929,016	23,353,185
Gross profit	5,259,439	6,791,700	-	620,375	12,671,514
Gross profit before fair value adjustments	4,615,259	6,653,234	-	620,375	11,888,868
Year ended October 31, 2022
Net revenue	8,852,104	8,905,179	-	-	17,757,283
Gross profit	3,039,159	5,083,919	-	-	8,123,078

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective November 1, 2018 and changed its name from Novicius Corp. to Grown Rogue International Inc.

a)	Share Capital

Authorized:

The Company was previously authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

Effective June 24, 2024, the Company completed the Share Reorganization to redesignate its existing class of common shares without par value in the Company’s capital as SV Shares and create a new class of unlisted multiple voting shares (“MV Shares”). As of December 31, 2024, total subordinate voting shares outstanding were 222,446,113, in which all MV Shares have been converted into SV Shares.

Subordinate Voting Shares Issued:

The following table sets out the changes in subordinate voting shares during the respective periods, presented at the number of shares issued in connection with completion of the Transaction:

	Number of Subordinate Voting Shares	Amount $
Balance October 31, 2022	170,632,611	21,858,827
Shares issued for employment, director, and consulting services	200,000	35,806
Shares issued to partially settle Convertible Debentures	11,173,275	2,698,789
Balance December 31, and October 31, 2023	182,005,886	24,593,422
Common shares issued to partially settle July Convertible Debentures	5,388,062	3,512,952
Common shares issued to fully settle August Convertible Debentures	5,682,083	3,836,588
Common shares and SV Shares issued to fully settle December Convertible Debentures	2,413,525	1,392,072
Conversion of warrants to common shares	23,270,249	4,530,546
Common shares and SV Shares issued for stock option exercises	3,686,308	633,912
Balance December 31, 2024	222,446,113	38,499,492

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

Warrants	Number of Warrants	Weighted Average Price (CAD$)
Outstanding, October 31, 2022	33,510,696	$0.280
Issued pursuant to December Convertible Debentures	6,716,499	0.250
Issuance pursuant to July Convertible Debentures	13,737,500	0.280
Issuance pursuant to August Convertible Debentures	2,816,250	0.280
Issuance pursuant to Consulting Agreement with Goodness Growth	8,500,000	0.225
Expiration of warrants	(33,510,696)	(0.280)
Outstanding, December 31, and October 31, 2023	31,770,249	$0.230
Conversion to common shares and SV Shares pursuant to the December Convertible Debentures	(6,716,499)	0.250
Conversion of common shares pursuant to the July Convertible Debentures	(13,737,500)	0.280
Conversion of common shares pursuant to the August Convertible Debentures	(2,816,250)	0.280
Forfeit and return of cancellation of warrants pursuant to termination of Consulting Agreement with Vireo Growth Inc. (Note 13.2)	(4,500,000)	0.225
Outstanding, December 31, 2024	4,000,000	$0.225

The following tables summarize the outstanding warrants at the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, respectively:

Number of Warrants 2024	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (Years)
4,000,000	0.225	October 5, 2028	3.76
4,000,000	$0.225		3.76

Number of Warrants 2023	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (Years)
6,716,499	$0.250	December 2, 2025	1.92
13,737,500	0.280	July 13, 2026	2.53
2,816,250	0.280	August 17, 2026	2.63
8,500,000	0.225	October 5, 2028	4.77
31,770,249	$0.230		3.01

Number of Warrants 2022	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (Years)
6,716,499	$0.250	December 2, 2025	2.09
13,737,500	0.280	July 13, 2026	2.70
2,816,250	0.280	August 17, 2026	2.80
8,500,000	0.225	October 05, 2028	4.93
31,770,249	$0.230		3.18

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	December 31, 2024	December 31, 2023	October 31, 2023
Weighted Average Shares Outstanding, basic	209,441,725	182,005,886	172,708,792
Weighted Average Shares Outstanding, diluted	237,428,458	214,046,728	172,708,792

d)	Share Purchase Options

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number of Options	Weighted Average Exercise Price CAD$
Balance, October 31, 2022	4,910,000	$0.18
Granted to employees	3,650,000	0.15
Granted to employees	400,000	0.30
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(430,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance, October 31, 2023	11,205,000	$0.17
Granted to employees	100,000	0.39
Granted to service providers	500,000	0.39
Expiration of options to employees	(5,000)	0.15
Balance, December 31, 2023	11,800,000	$0.18
Granted to employees	4,495,000	0.84
Granted to employees	500,000	0.93
Granted to service providers	1,910,000	0.84
Options exercised into common shares and SV Shares	(3,765,000)	0.15
Expiration of options to employees	(25,000)	0.15
Balance, December 31, 2024	15,365,000	$0.51

The following table is a summary of the Company’s’ stock options outstanding and exercisable at December 31, 2024:

Options Outstanding				Options Exercisable
Exercise Price CAD$	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price CAD$
$0.30	1,000,000	0.33	April 2025	1,000,000	$0.30
0.16	1,150,000	0.40	May 2025	1,150,000	0.16
0.15	85,000	0.85	November 2025	85,000	0.15
0.15	300,000	1.30	April 2026	300,000	0.15
0.15	4,475,000	2.03	January 2027	4,475,000	0.15
0.84	5,380,000	2.67	August 2027	1,176,656	0.84
0.30	400,000	2.70	September 2027	116,666	0.30
0.39	600,000	2.88	November 2027	550,000	0.39
0.84	75,000	3.67	August 2028	24,999	0.84
0.93	500,000	4.00	December 2028	-	0.93
0.84	1,400,000	4.67	August 2029	466,666	0.84
$0.51	15,365,000	2.36		9,944,987	$0.51

OVERALL PERFORMANCE

Service revenues during the year ended December 31, 2024, the two months ended December 31, 2023 and the year ended October 31, 2023, were derived from the Consulting Agreement (see Description of Business – Services).

Revenues during the year ended December 31, 2024, were higher than the comparative year ended October 31, 2023, due primarily to the number of pounds sold.

	For the year ended December 31, 2024 (FY 2024)	For the two months ended December 31, 2023	For the year ended October 31, 2023 (FY 2023)	FY 2024 vs FY 2023 Variance	FY 2024 vs FY 2023 Variance
	$	($)	($)	($)	(%)
Revenue from Grown Rogue production	25,029,634	3,542,037	22,424,169	2,605,465	12%
Revenue from services	1,987,631	96,050	929,016	1,012,415	109%
Total revenue	27,017,265	3,638,087	23,353,185	3,617,880	15%

	For the year ended December 31, 2024 (FY 2024)	For the two months ended December 31, 2023	For the year ended October 31, 2023 (FY 2023)	FY 2024 vs FY 2023 Variance	FY 2024 vs FY 2023 Variance
	($)	($)	($)	($)	(%)
Indoor	17,816,431	2,846,752	17,813,172	3,259	0.02%
Outdoor	2,841,940	42,678	2,471,790	370,150	15%
Pre-rolls	3,257,865	192,952	821,774	2,436,091	296%
Trim and other	1,113,398	459,655	1,317,433	(204,035)	(15)%
Revenue from Grown Rogue production	25,029,634	3,542,037	22,424,169	2,605,465	12%

The following table summarizes costs of sales for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023,

	For the year ended December 31, 2024 (FY 2024)	For the two months ended December 31, 2023	For the year ended October 31, 2023 (FY 2023)	FY 2024 vs FY 2023 Change	FY 2024 vs FY 2023 Change
	($)	($)	($)	($)	(%)
Cost of finished cannabis inventory sold	12,827,041	1,404,323	11,155,676	1,671,365	15%
Costs of service revenues	206,669	89,210	308,641	(101,972)	(33)%
Costs of goods sold, excl. fair value items	13,033,710	1,493,533	11,464,317	1,569,393	14%

Cost of finished cannabis inventory sold during the year ended December 31, 2024, increased by 15% over the comparative year ended October 31, 2023, while revenues for the same periods increased 12%.

For the year ended December 31, 2024, the, the Company reported a gross margin of $13,441,636 (two months ended December 31, 2023 - $2,370,774; for the years ended October 31, 2023 - $12,671,514). Our ability to generate margin depends upon the following significant factors: direct and indirect costs incurred to grow biological assets and complete inventory; depreciation of capital investments required to grow biological assets and complete inventory; and the impact of the adjustments that result from the fair valuation of biological assets. We prioritize cost efficiency in production and efficiency of capital allocation, and to maximize sales revenues through a variety of efforts, including production of flower which is desirable to consumers, sales team incentives, and continually increasing the number of our wholesale customers.

Operating expenses for the year ended December 31, 2024 were $12,321,694 (for the two months ended December 31, 2023 - $1,728,127; for the years ended October 31, 2023 - $7,390,631, October 31, 2022 - $6,674,148). Increased general and administrative costs during the year ended December 31, 2024 were primarily due to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory.

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

Selected Financial Information

The following table reflects the summary of results for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022.

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022
	($)	($)	($)	($)
Total revenue	27,017,265	3,638,087	23,353,185	17,757,283
Income from operations	1,119,942	642,647	5,280,833	957,149
Net income (loss)	(10,696,794)	672,427	(662,320)	419,951
Net income (loss) per share, basic	(0.05)	0.00	(0.00)	0.00
Net income (loss) per share, diluted	0.01	0.00	(0.00)	0.00
Comprehensive income (loss)	(10,714,655)	678,533	(666,882)	400,716
Comprehensive income (loss) per share, basic	(0.05)	0.00	(0.00)	0.00
Comprehensive income (loss) per share, diluted	0.01	0.00	(0.00)	0.00
Total assets	43,315,810	29,615,900	30,162,721	16,370,582
Total non-current liabilities	7,979,839	4,514,352	4,610,087	2,114,978
Cash Dividends	530,000	Nil	Nil	Nil

Revenue

The following tables summarize revenues earned during the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023.

	For the year ended December 31, 2024	For the two months ended December 31, 2023	For the year ended October 31, 2023	FY 2024 vs FY 2023 Variance	FY 2024 vs FY 2023 Variance
	$	($)	($)	($)	(%)
Revenue from Grown Rogue production	25,029,634	3,542,037	22,424,169	2,605,465	12%
Revenue from services	1,987,631	96,050	929,016	1,012,415	109%
Total revenue	27,017,265	3,638,087	23,353,185	3,617,880	15%

Revenue from Grown Rogue production is detailed in the following table:

	For the year ended December 31, 2024	For the two months ended December 31, 2023	For the year ended October 31, 2023	FY 2024 vs FY 2023 Variance	FY 2024 vs FY 2023 Variance
	($)	($)	($)	($)	(%)
Indoor	17,816,431	2,846,752	17,813,172	3,259	0.02%
Outdoor	2,841,940	42,678	2,471,790	370,150	15%
Pre-rolls	3,257,865	192,952	821,774	2,436,091	296%
Trim and other	1,113,398	459,655	1,317,433	(204,035)	(15)%
Revenue from Grown Rogue production	25,029,634	3,542,037	22,424,169	2,605,465	12%

Revenues during the year ended December 31, 2024, were higher than the comparative year ended October 31, 2023, due primarily to the number of pounds sold.

The following tables summarize pounds sold and average selling prices:

	Year ended December 31, 2024 Pounds sold	Two months ended December 31, 2023 Pounds sold	Year ended October 31, 2023 pounds sold	FY 2024 vs FY 2023 Pounds variance
Indoor flower	20,845	2,901	20,329	516
Outdoor flower	8,132	158	7,114	1,018
Pre-rolls	4,538	178	651	3,887
Total	33,515	3,237	28,094	5,421

	Year ended December 31, 2024 ASP $	Two months ended December 31, 2023 ASP ($)	Year ended October 31, 2023 ASP ($)	FY 2024 vs FY 2023 ASP ($) variance
Indoor flower	855	981	876	(22)
Outdoor flower	349	270	347	2
Pre-rolls	718	1,084	1,262	(544)
Average	714	952	751	(38)

General and Administrative	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022
	($)	($)	($)	($)
Office, banking, travel and overhead	$1,859,704	$470,821	$1,960,695	$1,929,385
Professional services	1,544,701	59,701	585,342	456,532
Salaries and benefits	6,670,955	906,831	3,919,840	3,466,319
Total general and administrative expense	$10,075,360	$1,437,353	$6,465,877	$5,852,236

General and administrative costs for the year ended December 31, 2024 increased approximately 56% in comparison to the costs for the year ended October 31, 2023. Increased general and administrative costs were primarily due to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance.

Equity-Based Compensation

Employees

For the year ended December 31, 2024, the Company recorded employee equity-based payments valued at $826,060 (the two months ended December 31, 2023 - $44,845; the year ended October 31, 2023 - $202,208).

During the year ended December 31, 2024, the Company granted the following stock options to employees:

Number granted	Vesting terms	Exercise price (CAD$)	Expiration
50,000	100% of the options vest on August 31, 2025	0.93	4 years from date of grant
5,905,000	1/3 of the options vest on each of December 31, 2024, 2025 and 2026	0.84	3 years from date of grant
1,400,000	1/3 of the options vest on each of December 31, 2024, 2025 and 2026	0.84	5 years from date of grant
7,355,000		0.85

During the two months ended December 31, 2023, the Company granted the following stock options to employees:

Number granted	Vesting terms	Exercise price (CAD$)	Expiration
100,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date	0.39	4 years from date of grant
500,000	Monthly over a year	0.39	4 years from date of grant
600,000		0.39

During the year ended October 31, 2023, the Company granted the following stock options to employees:

Number granted	Vesting terms	Exercise price (CAD$)	Expiration
200,000	1/3 on each anniversary of grant date	0.15	4 years from date of grant
200,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date	0.15	4 years from date of grant
400,000	Fully vested on grant date	0.15	4 years from date of grant
6,000,000	Vest on one year anniversary of grant date	0.15	4 years from date of grant
6,800,000		0.15

Non Employees

For the year ended December 31, 2024 the Company recorded non-employee equity-based compensation valued at $480,547 (for the two months ended December 31, 2023 - $59,514; the years ended October 31, 2023 - $142,385; October 31, 2022 - $49,528).

Interest

For the year ended December 31, 2024 the Company recorded interest expense of $379,161 (for the two months ended December 31, 2023 - $69,164; for the years ended October 31, 2023 - $370,616; October 31, 2022 - $402,239).

Gain on Extinguishment of Note Receivable and Debt Settlement

On August 24, 2024, the Company entered into an agreement to assign the Iron Flag Drawdown Promissory Note from Iron Flag, LLC to GR Unlimited such that the original note was extinguished resulting in a gain on extinguishment of $156,165 for the year ended December 31, 2024.

During the year ended October 31, 2022, the Company reported gain on debt settlement of $453,858 related primarily to settlement of debt for marketable securities. There was no gain on debt settlement to report for the two months ended December 31, 2023, nor the year ended October 31, 2023.

Total Other Comprehensive Income (Loss)

Currency Translation Adjustment

For the year ended December 31, 2024, the Company recorded a currency translation loss of $17,861 (for the two months ended December 31, 2023 – translation gain of $6,106, the years ended October 31, 2023 – translation loss of $4,562; October 31, 2022 – translation loss of $19,235).

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

Net Loss and Comprehensive Loss

For the year ended December 31, 2024, the net loss was $10,696,794 (for the two months ended December 31, 2023 – net income of $672,427; for the years ended October 31, 2023 – net loss of $662,320; October 31, 2022 – net loss of $1,014,747). Significant deductions from operating profit during 2024 included an unrealized loss on derivative liabilities, measured by non-cash fair value adjustments.

Comprehensive income (loss) for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023, and 2022, reflect net income (loss) adjusted for the impact of foreign currency translation.

Total Loss per Share, Basic

Comprehensive income (loss) per share for the year ended December 31, 2024 was $(0.05) (for the two months ended December 31, 2023 - $0.00; for the years ended October 31, 2023 - $(0.00); October 31, 2022 - $0.00).

SUMMARY OF RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of results from continuing operations for the periods set out.

	Year 2024 Quarter End Dec 31	Year 2024 Quarter End Sept 30	Year 2024 Quarter End Jun 30	Year 2024 Quarter End Mar 31
Revenue ($)	5,651,948	6,992,714	7,718,129	6,654,474
Net income (loss) ($)	1,709,968	(667,240)	(7,573,822)	(4,165,700)
Net income (loss) per share, basic	(0.05)	(0.00)	(0.04)	(0.02)
Net income (loss) per share, diluted	0.01	(0.00)	(0.01)	0.01

	Two Months Ended Dec 31	Fiscal Year 2023 Quarter End Oct 31	Fiscal Year 2023 Quarter End Jul 31	Fiscal Year 2023 Quarter End Apr 30
Revenue ($)	3,638,087	6,522,291	6,295,717	6,004,637
Net income (loss) ($)	672,427	(2,012,324)	345,488	411,979
Net income (loss) per share, basic & diluted	0.00	(0.00)	0.00	0.00

COMMITMENTS

Set out below are undiscounted minimum future lease payments after December 31, 2024.

Total future minimum lease payments
$
Less than one year	1,193,947
Between one and five years	6,114,002
Total minimum lease payments	7,307,949
Less amount representing interest	(2,096,006)
Total	$5,211,943

The Company has four lease contracts with extension options remaining after December 31, 2024, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$1,063,201	$19,279,515

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next three years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	2,107,619	-	-
Lease liabilities	736,453	1,294,125	3,181,365
Convertible debentures	-	-	2,459,924
Debt	227,679	1,001,681	-
Business acquisition consideration payable	536,881	1,693,540	-
Total	3,608,632	3,989,346	5,641,289

B.	LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company has been generating positive cashflows from operations over the last 8 quarters and continues to maintain has been successful at financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs. We raised gross proceeds of $5,804,918 during the year ended December 31, 2024 ($nil during the two months ended December 31, 2023; for year ended October 31, 2023 - $8.0 million; for the year ended October 31, 2022 - approximately $1.4 million). We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

Cash flows

The following table summarizes certain cash flow items for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022.

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022
	($)	($)	($)	($)
Net income (loss)	(10,696,794)	672,427	(662,320)	419,951
Net cash provided by (used in) operating activities	7,124,442	231,109	5,729,351	2,004,175
Net cash used in investing activities	(12,198,009)	(1,145,286)	(2,887,308)	(1,113,283)
Net cash provided by (used in) by financing activities	2,951,209	(1,139,491)	4,433,820	(422,541)
Net increase (decrease) in cash and cash equivalents	(2,122,358)	(2,053,668)	7,275,863	468,351
Effect of currency translation	(17,861)	6,106	(2,210)	918
Cash and cash equivalents, beginning	6,804,579	8,858,247	1,582,384	1,114,033
Cash and cash equivalents, ending	4,682,221	6,804,579	8,858,247	1,582,384

Operating activities

During the year ended December 31, 2024, cash provided by operating activities was $7,124,442 (for the two months ended December 31, 2023 - $231,109; for the years ended October 31, 2023 - $5,729,351 and October 31, 2022 - $2,004,175). This number was derived by adding back non-cash items to net income, including the following significant adjustments:

●	$939,727 (for the two months ended December 31, 2023 - $186,415; for the years ended October 31, 2023 - $578,641 and October 31, 2022 - $750,916) in amortization of property and equipment;

●	$1,980,597 (for the two months ended December 31, 2023 - $209,985; for the year ended October 31, 2023 - $1,757,672 and October 31, 2022 - $1,102,688) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $2,816,943 (for the two months ended December 31, 2023 – deduction of $686,867; for the years ended October 31, 2023 - deduction of $3,355,797 and October 31, 2022 – deduction of $3,278,572) from the unrealized change in fair value of biological assets;

●	$3,358,862 (for the two months ended December 31, 2023 - $460,467; for the years ended October 31, 2023 - $2,573,151 and October 31, 2022 - $3,685,338) for changes in fair value in inventory sold;

●	Deduction of 813,823 (for the two months ended December 31, 2023 - $224,064; for the years ended October 31, 2023 - deduction of $470,358 and October 31, 2022 - $nil) from deferred income taxes;

●	$1,306,607 (for the two months ended December 31, 2023 - $104,359; for the years ended October 31, 2023 - $344,593 and October 31, 2022 - $117,913) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$2,042,556 (for the two months ended December 31, 2023 - $216,493; for the years ended October 31, 2023 - $1,026,732 and October 31, 2022 - $491,781) in accretion of interest expense on debt and convertible debentures outstanding;

●	$371,412 for the loss on equity method investment (for the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022 - $nil);

●	$156,165 for the gain on extinguishment on note receivable (for the two months ended December 31, 2023, and the year ended October 31, 2023 and 2022 - $nil);

●	Deduction of $50,057 (for the two months ended December 31, 2023 – loss of $87,699; for the years ended October 31, 2023 – loss of $182,025 and October 31, 2022 – loss of $6,250) from gain on disposal of property and equipment;

●	$12,768,905 (for the two months ended December 31, 2023 – deduction of $336,981; for the years ended October 31, 2023 - $4,563,498 and October 31, 2022 - $nil) from the loss on fair value of derivative liability;

●	Deduction of $3,094,414 (for the two months ended December 31, 2023 - $400,016; for the years ended October 31, 2023 - deduction of $129,113 and October 31, 2022 - $nil) from the unrealized loss on warrants asset.

Changes in non-cash working capital are summarized in the following table.

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	($)	($)	($)
Accounts receivable	46,078	466,434	(465,465)
Inventory and biological assets	(192,837)	(344,311)	(767,636)
Prepaid expenses and other assets	(443,673)	(27,549)	(40,513)
Accounts payable and accrued liabilities	680,871	(1,115,128)	569,451
Income tax payable	1,033,789	507,332	55,024
Other non-current liabilities	269,883	-	-
Unearned revenue	-	-	(28,024)
Total	1,394,111	(513,222)	(677,163)

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

Investing activities

During the year ended December 31, 2024, we added $6,072,079 to property and equipment, including non-cash right-of-use asset additions (for the two months ended December 31, 2023 - $770,010; for the years ended October 31, 2023 - $4,008,866 and October 31, 2022 - $4,000,985). We expended cash flows of $1,739,014 for property and equipment additions (for the two months ended December 31, 2023 - $126,690; for the years ended October 31, 2023 - $1,456,782 and October 31, 2022 - $1,111,283).

We also expended $7,898,136 as cash advances and loans to other parties during the year ended December 31, 2024 (for the two months ended December 31, 2023 - $1,018,596; for the years ended October 31, 2023 - $1,420,526 and October 31, 2022 - $Nil). Repayment of $750,577 was received during the year ended December 31, 2024 (for the two months ended December 31, 2023, and the years ended October 31, 2023, and 2022 - $nil).

During the year ended December 31, 2024, $801,436 was expended towards acquisition of Canopy Management and Golden Harvests (for the two months ended December 31, 2023, and the year ended October 31, 2023 - $nil). Dividends paid to a minority owner from Golden Harvests was $530,000 (for the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022 - $nil).

During the year ended December 31, 2024, $1,980,000 was expended towards equity investment in ABCO Garden State, LLC, of which $1,257,142 was converted to equity and $722,858 remains to be applied towards the second option which can be exercised two years from the start of ABCO’s operations (for the two months ended December 31, 2023 and the years ended October 31, 2023 and 2022 - $nil).

Financing activities

Net cash flows provided by financing activities during the year ended December 31, 2024, were $2,951,209 (for the two months ended December 31, 2023 – net cash used of $1,139,491; for the years ended October 31, 2023 – net cash provided of $4,433,820 and October 31, 2022 – net cash used of $422,541).

Significant financing activities for the year ended December 31, 2024, included the following:

●	Proceeds of $4,657,460 from exercise of warrants;

●	Proceeds of $359,958 from exercise of stock options;

●	Proceeds of $787,500 from sales of membership units;

●	Payment of $126,914 of debt and equity issuance costs;

●	Repayments of $521,953 of convertible debentures;

●	Repayments of $974,749 of lease principal; and

●	Repayments of $1,230,093 of long-term debt.

Significant financing activities for the two months ended December 31, 2023, included the following:

●	Repayments of $126,978 of convertible debentures;

●	Repayments of $444,347 of lease principal; and

●	Repayments of $568,166 of long-term debt.

Financing activities during the comparable year ended October 31, 2023, included the following:

●	Proceeds of $8,000,000 from issuance of convertible debentures;

●	Repayments of $261,006 of convertible debentures;

●	Repayments of $1,673,344 of lease principal; and

●	Repayments of $1,631,830 of long-term debt.

Financing activities during the comparable year ended October 31, 2022, included the following:

●	Proceeds of $100,000 from long-term debt

●	Proceeds of $1,300,000 from private placement

Trends and expected fluctuations in liquidity

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023	FY 2024 vs FY 2023 Variance	FY 2024 vs FY 2023 Variance
	($)	($)	($)	($)	(%)
Current assets	20,657,175	15,612,537	17,421,537	3,235,638	19%
Current liabilities	(5,486,306)	(4,298,684)	(5,195,681)	(290,625)	6%
Working capital	15,170,869	11,313,853	12,225,856	2,945,013	24%

Working capital increased by $2,945,013 from October 31, 2023, to December 31, 2024, due primarily to the fact that the Company has advanced significant amounts due from ABCO which are classified as current assets. The current liabilities included to derive working capital excludes the current portion of convertible debt which has a maturity greater than one year but is classified as current liabilities based on the newly adopted amendment to IAS 1 – Presentation of Financial Statements effective January 1, 2024. The current liabilities also excludes the derivative liability balance related to convertible debentures.

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

We do not engage in significant research and development activities. As such, included in general and administrative expenses are limited research and development expenses during the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022.

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

Name	Position with the Company	Date First Elected or Appointed
J. Obie Strickler	President, Chief Executive Officer and Director	November 15, 2018
Andrew Marchington	Chief Financial Officer, Corporate Secretary	January 1, 2025
Ryan Kee	Director	August 18, 2021
Abhilash Patel	Director	November 15, 2018
Stephen Gledhill	Director	November 15, 2018
Sean Conacher	Director	August 27, 2020

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

Andrew Marchington – Andrew Marchington joined the Company as the Senior Vice President, Finance in June 2023. Prior to joining the Company, Andrew served as the Chief Financial Officer of Chalice Brands Ltd and as Controller of C21 Investments, Inc. Andrew is a licensed CPA in Oregon and has served a variety of finance and accounting roles both in and outside of the cannabis industry.

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

Sean Conacher – Mr. Conacher is an experienced executive with a demonstrated history of working in the financial services and marketing sectors. He is skilled in entrepreneurship, venture capital, public and private equity, foreign exchange, options and asset management. He is currently the Chief Strategy Officer of PBIC, a publicly traded investment corporation that offers unique global exposure to the emerging global cannabis and plant-based sector. PBIC’s main objective is to provide shareholders long-term total return through its actively managed portfolio of securities, both public and private, operating in, or that derive a portion of their revenue or earnings from products or services related to the cannabis and plant-based industry. Mr. Conacher is 53 years old and intends to devote the time necessary to serve as a director of the Company.

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

Stephen Gledhill – Director. Mr. Gledhill is a founding member and Managing Director of RG Mining Investments Inc. and RG Management Services Inc., both of which are accounting, administrative and corporate secretarial services companies. In 1992, he formed Keshill Consulting Associates Inc., a boutique management consulting practice. Mr. Gledhill has over 26 years of financial-control experience and acts as CFO and Corporate Secretary for multiple publicly-traded companies, several of which he was instrumental in scaling-up and taking public. He currently serves as the CFO of Caracara Silver Inc. (TSXV:CSV) and CO2 Gro Inc. (TSXV:GROW). Prior to the inception of RGMI and RGMS, Mr. Gledhill served as the Senior Vice President and CFO of Borealis Capital Corporation, a Toronto-based merchant bank as well as Vice President of Finance of OMERS Realty Corporation (ORC), the real estate entity of the Ontario Municipal Employees Retirement System. Mr. Gledhill is a Chartered Public Accountant and Certified Management Accountant and holds a Bachelor of Math Degree from the University of Waterloo. Mr. Gledhill is 63 years old and intends to devote the time necessary to serve as a director of the Company, which is expected to be 10% of his time. Mr. Gledhill has signed a non-disclosure agreement with the Company but has not signed a non-competition agreement with the Company.

B.	COMPENSATION

Executive Compensation

The following table presents a summary of all long-term compensation paid or accrued by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the year ended December 31, 2024, two months ended December 31, 2023, and the year ended October 31, 2023.

Name	Period	Salary, consulting fee, retainer or commission	Bonus	Committee or meeting fees		Value of perquisites	Value of all other compensation		Total compensation
		($)	($)	($)			($)		($)
J. Obie Strickler,	Year ended Dec 31, 2024	500,000	291,667	Nil		Nil	566,744	(3)	1,750,082
President, CEO, and Director	Two months ended Dec 31, 2023	53,000	50,000	Nil		Nil	71,260	(1)	174,260
	Year ended Oct 31, 2023	240,000	20,000	Nil		Nil	347,036	(2)	607,036

Ryan Kee(4),	Year ended Dec 31, 2024	14,402	Nil	Nil		Nil	28,488	(3)	42,890
Former Chief Financial Officer and Director	Two months ended Dec 31, 2023	2,381	Nil	Nil		Nil	7,943	(3)	10,324
	Year ended Oct 31, 2023	152,957	Nil	Nil		Nil	40,133	(3)	193,090

Abhilash Patel,	Year ended Dec 31, 2024	47,500	Nil	Nil		Nil	50,524	(3)	98,024
Director	Two months ended Dec 31, 2023	Nil	Nil	Nil		Nil	2,572	(3)	2,572
	Year ended Oct 31, 2023	Nil	Nil	Nil		Nil	12,504	(3)	12,504

Stephen Gledhill,	Year ended Dec 31, 2024	78,000	Nil	Nil		Nil	50,524	(3)	128,524
Director	Two months ended Dec 31, 2023	Nil	Nil	3,000	(7)	Nil	2,572	(3)	5,572
	Year ended Oct 31, 2023	Nil	Nil	18,000	(7)	Nil	12,504	(3)	30,504

Sean Conacher,	Year ended Dec 31, 2024	47,500	Nil	Nil		Nil	33,111	(3)	80,611
Director	Two months ended Dec 31, 2023	Nil	Nil	Nil		Nil	3,601	(3)	3,601
	Year ended Oct 31, 2023	Nil	Nil	Nil		Nil	42,343	(3)	42,343

1)	Represents rents charged by a company owned by Mr. Strickler and share-based compensation expense.
2)	Represents rents charged by a company owned by Mr. Strickler, lease payments for equipment sold by Mr. Strickler to the Company, and share-based compensation expense.
3)	Represents share-based compensation expense.
4)	Effective January 1, 2025, Andrew Marchington was appointed Chief Financial Officer, replacing Mr. Kee. Mr. Kee remains a Director.

Outstanding Option-Based Awards

The following table summarizes options outstanding at December 31, 2024.

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.30	1,000,000	1,000,000	0.3	April 2025
0.16	1,150,000	1,150,000	0.4	May 2025
0.15	85,000	85,000	0.9	November 2025
0.15	300,000	300,000	1.3	April 2026
0.15	4,475,000	4,475,000	2.0	January 2027
0.84	5,380,000	1,776,656	2.7	August 2027
0.30	400,000	116,666	2.7	September 2027
0.39	600,000	550,000	2.9	November 2027
0.84	75,000	24,999	3.7	August 2028
0.93	500,000	-	4.0	December 2028
0.84	1,400,000	466,666	4.7	August 2029
0.51	15,365,000	9,944,987	2.4

The following table summarizes options outstanding at December 31, 2023.

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,840,000	1,777,500	0.5	July 2024
0.15	200,000	200,000	0.9	November 2024
0.30	1,000,000	850,000	1.3	April 2025
0.16	1,150,000	1,150,000	1.4	May 2025
0.15	85,000	85,000	1.8	November 2025
0.15	300,000	150,000	2.3	April 2026
0.15	6,225,000	400,000	3.0	January 2027
0.30	400,000	-	3.7	September 2027
0.39	600,000	41,666	3.9	November 2027
0.18	11,800,000	4,654,166	2.3

The following table summarizes options outstanding at October 31, 2023.

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,840,000	1,782,500	0.7	July 2024
0.15	200,000	200,000	1.1	November 2024
0.30	1,000,000	850,000	1.5	April 2025
0.16	1,150,000	1,150,000	1.6	May 2025
0.15	85,000	85,000	2.0	November 2025
0.15	300,000	150,000	2.5	April 2026
0.15	6,225,000	400,000	3.2	January 2027
0.30	400,000	-	3.9	September 2027
0.17	11,205,000	4,617,500	2.4

Compensation Discussion and Analysis

Objective of the Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance of J. Obie Strickler and Andrew Marchington, its Named Executive Officers (“NEOs”), of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Company views it as an important objective of the Company’s compensation program to ensure staff retention.

The Compensation Review Process

To determine compensation payable, the compensation committee of the Company (the “Compensation Committee”) determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the NEOs of the Company while taking into account the financial and other resources of the Company.

The Company’s Compensation Committee is comprised of J. Obie Strickler, Sean Conacher and Stephen Gledhill. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each NEO. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

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

For the year ended December 31, 2024, the Company’s NEO compensation program consisted of the following elements:

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

Long-Term Incentive

The granting of awards under the Equity Incentive Plan is a variable component of compensation intended to reward the Company’s Named Executive Officers for their success in achieving sustained, long-term profitability and increases in stock value. Stock options and other awards may be provided to enhance the Named Executive Officers motivation to achieve long-term growth of the Company and increases in shareholder value. The Company provides long-term incentive compensation through its Equity Incentive Plan. The Compensation Committee recommends the granting of stock options and other awards from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options and other awards already outstanding and overall market conditions. The Compensation Committee views the granting of stock options and other awards as a means of promoting the success of the Company and higher returns to its shareholders. The Board grants stock options and other awards after reviewing recommendations made by the Compensation Committee.

Equity Incentive Plan

The Company’s omnibus equity incentive plan (the “Plan” or “Equity Incentive Plan”) was approved by a majority of our shareholders voting at the Annual and Special Meeting held on August 27, 2020. The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an “Eligible Individual”) to participate in our growth and development by providing us with the opportunity through share options and other awards to acquire an ownership interest in us. Directors and officers currently are not remunerated for their services except as stated in “Executive Compensation” above. The Plan was approved by shareholders on September 14, 2023.

The principal features of the Equity Incentive Plan are summarized below.

Purpose

The purpose of the Equity Incentive Plan is to enable the Company and its affiliated companies to: (i) promote and retain employees, officers, consultants, and directors capable of assuring the future success of the Company, (ii) to offer such persons incentives to put forth maximum efforts, and (iii) to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership, thereby aligning the interests of such persons and shareholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs”) (collectively, “Options”), (ii) restricted stock awards, (iii) restricted stock units (“RSUs”), (iv) stock appreciation rights (“SARs”), and (v) performance compensation awards (“PCAs”), which are referred to herein collectively as “awards,” as more fully described below.

Eligibility

Any of the Company’s employees, officers, directors, consultants (who are natural persons) are eligible to participate in the Equity Incentive Plan (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Board or Compensation Committee based on its judgment as to the best interests of the Company.

The maximum number of shares that may be issued under the Equity Incentive Plan shall be determined by the Board from time to time, but in no case shall exceed, in the aggregate, 20% of the number of shares then outstanding. Notwithstanding the above, the total number of shares issued under ISOs cannot exceed 20,000,000 shares, subject to adjustment as provided in the Equity Incentive Plan.

Any shares subject to an Award under the Equity Incentive Plan that are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan. In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to acquire shares or other securities of the Company, or other similar corporate transaction or event, which affects the shares, or unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Compensation Committee or Board may make such adjustment, which is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Equity Incentive Plan, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the Equity Incentive Plan.

Awards

The Board is authorized to grant Options to purchase shares that are either ISOs or NQSOs. Options granted under the Equity Incentive Plan will be subject to the terms and conditions established by the Board or Compensation committee. Under the terms of the Equity Incentive Plan, unless the Compensation Committee or Board determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options will not be lower than the greater of the closing market prices of the shares on (a) the trading day prior to the date of grant of the stock options, and (b) the date of grant of the stock options. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee or Board and specified in the applicable award agreement. The maximum term of an option granted under the Equity Incentive Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by cheque, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Compensation Committee or Board may determine to be appropriate.

A restricted stock award is a grant of shares, which are subject to forfeiture restrictions during a restriction period. The Compensation Committee or Board will determine the price, if any, to be paid by the Participant for shares subject to a restricted stock award, but in any event the price may not be lower than the greater of the closing market prices of the shares on (a) the trading day prior to the date of grant of the restricted stock, and (b) the date of grant of the restricted stock. The Compensation Committee or Board may condition the expiration of the restriction period, if any, upon: (a) the Participant’s continued service over a period of time with the Company or its affiliates; (b) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Compensation Committee; or (c) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The Compensation Committee may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant’s termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

RSUs are granted in reference to a specified number of shares and entitle the holder to receive, on achievement of specific performance goals established by the Compensation Committee or Board or after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one share for each such share covered by the RSU; provided, that the Compensation Committee may elect to pay cash, or part cash and part shares in lieu of delivering only shares. The Compensation Committee or Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant’s termination of service with the Company, the unvested portion of the RSUs will be forfeited. The value ascribed to the shares covered by the RSU may not be lower than the greater of the closing market prices of the shares on (a) the trading day prior to the date of grant of the RSUs, and (b) the date of grant of the RSUs.

A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of shares from the date of the grant of the SAR and the date of exercise payable in shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee or Board, upon a Participant’s termination of service with the Company, the unvested portion of a SAR will be forfeited. The value ascribed to the shares covered by the SARs may not be lower than the greater of the closing market prices of the shares on (a) the trading day prior to the date of grant of the SAR, and (b) the date of grant of the SAR.

PCAs may be granted under the Equity Incentive Plan, which (i) may be denominated or payable in cash, shares, or other securities, awards or other property (including, without limitation, restricted stock and RSUs), and (ii) confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee or Board shall establish. Notwithstanding the foregoing, the value ascribed to the shares covered by the PCAs may not be lower than the greater of the closing market prices of the shares on (a) the trading day prior to the date of grant of the PCA, and (b) the date of grant of the PCA. Subject to the terms of the Equity Incentive Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any PCA granted, the amount of any payment or transfer to be made pursuant to any PCA and any other terms and conditions shall be determined by the Compensation Committee or Board. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee or Board, upon a Participant’s termination of service with the Company, the unvested portion of a PCA will be forfeited.

General

The Compensation Committee or Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Equity Incentive Plan shall be non-transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to shares covered by any Awards, unless and until such Awards are settled in shares.

No Option (or, if applicable, SARs) shall be exercisable, no shares shall be issued, no certificates for shares shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws. The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Compensation Committee or Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Company’s shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the Equity Incentive Plan (including, without limitation, as necessary to comply with any rules or requirements of applicable securities exchange), and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder’s permission.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Compensation Committee or the Board may, in its sole discretion, provide for any (or a combination) of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

●	termination of the Award, whether or not vested, in exchange for cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights,

●	the replacement of the Award with other rights or property selected by the Compensation Committee or the Board, in its sole discretion,

●	assumption of the Award by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices,

●	that the Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the applicable award agreement, or

●	that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

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

Incentive Plan Awards

During the year ended December 31, 2024, the Company granted 7,355,000 stock options and 1,960,075 RSUs to directors, officers, employees and service providers. During the two months ended December 31, 2023, 100,000 stock options were granted to employees and 500,000 stock options were granted to service providers. During the year ended October 31, 2023, 6,800,000 stock options were granted to employees. During the year ended October 31, 2022, the Company granted 605,000 stock options to employees.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

At December 31, 2024, the Company had one executive employment agreement in place with the Chief Financial Officer, which could trigger benefits in the event of termination, or a constructive dismissal within six months of a change in control event. If triggered, a payment equal to 50% of the Chief Financial Officer’s compensation for the twelve months prior to the change in control event would be due within sixty calendar days after the effective date of the triggering event.

The Company has no compensatory plan where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

The Company does not compensate its Board of Directors based on the number of meetings attended. Aggregate compensation paid to each director during the year ended December 31, 2024, is included in the Executive Compensation table above. As of the date of this Report, none of the Company’s directors has a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

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

As of the date of this Report our Board of Directors consists of five directors, three of which are considered “independent directors” in that they are “independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from their shareholding.” It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

The Company holds meetings as required, at which the opinions of the directors are sought by management and duly acted upon for all material matters relating to the Company.

Directorships

At December 31, 2024, the following director and officer of the Company also served as a director and/or officer of other reporting issuers, as follows:

Stephen Gledhill	CFO and Corporate Secretary of POSaBIT Systems Corporation (CSE)
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

Committees of the Board

Our Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of the Audit Committee (the “Compensation Committee”) and the Corporate Governance and Nominating Committee.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee are Sean Conacher, Ryan Kee (Chair) and Stephen Gledhill. Based on his professional experience, the board has determined that Ryan Kee and Stephen Gledhill are each an Audit Committee Financial Expert and that Sean Conacher are financially literate. The Audit Committee’s primary duties and responsibilities are to serve as an objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the Compensation Committee are J. Obie Strickler, Sean Conacher and Stephen Gledhill. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO, CFO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Corporate Governance and Nominating Committee

The mandate of the Corporate Governance and Nominating Committee (the “CGNC”) is formalized in a written charter. The members of the CGNC are Sean Conacher, Abhilash Patel and Stephen Gledhill. The CGNC assists the Board in overseeing the Company’s corporate governance functions; identify, review and evaluate candidates to serve as directors, assessing the performance of the Board and management, and developing a set of corporate governance principles. The CGNC is responsible for, among other things:

●	Identify and review director nominees

●	Consider recommendations for Board nominees and proposals submitted by the Company’s shareholders

●	Assess the performance of the Board

●	Recommend chair and membership of board committees

●	Review director independence

●	Review succession planning for the Board and key leadership roles on the Board and its committees

●	Review the Board’s leadership structure and recommend changes to the Board

●	Consider and review continuing education for directors

●	Review and assess our corporate governance guidelines

●	Review insurance coverage for the directors and executive officers

Assessments

The CGNC and the Board assesses, on an annual basis, the contributions of the board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each is functioning effectively. The Board monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees. The Audit Committee will annually review the Audit Committee Charter and recommend, if any, revisions to the board as necessary.

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

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

D.	EMPLOYEES

As of December 31, 2024, we had 205 employees compared to 138 and 204 employees as of December 31, 2023, and October 31, 2023, respectively.

E.	SHARE OWNERSHIP

Our SV Shares are owned by Canadian residents, U.S. residents and residents of other countries. The only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, are the Company’s subordinate voting shares. All holders of our SV Shares have the same voting rights with respect to their ownership of subordinate voting shares.

The following table sets forth as of April 29, 2025, certain information with respect to the amount and nature of beneficial ownership of our SV Shares held by (i) each person who is a director or an executive officer of ours; and (ii) all directors and executive officers of ours, as a group. Our SV Shares subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of SV Shares(1)		Percentage
J. Obie Strickler	President, Chief Executive Officer and Director	34,731,416	(2)	14.00%
Andrew Marchington	Chief Financial Officer	60,000	(3)	0.02%
Ryan Kee	Former Chief Financial Officer and Director	1,097,500	(3)	0.44%
Abhilash Patel	Officer/Director	754,971	(4)	0.30%
Stephen Gledhill	Director	294,386	(5)	0.12%
Sean Conacher	Director	485,000	(6)	0.20%
All officers and directors as a group (6 persons)		37,386,273		15.08%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on SV Shares of 247,852,938 outstanding as of April 29, 2025.
(2)	Mr. Strickler owns options to acquire 1,500,000 SV Shares at an exercise price of CAD$0.15 per share, which expire on January 10, 2027, in addition to options to acquire 1,400,000 common shares at an exercise price of CAD$0.84 per share, which expire August 31, 2029. During the year ended December 31, 2024, Mr. Strickler exercised 500,000 stock options into common shares. Mr. Strickler owns 1,115,150 restricted stock units that vest on January 1, 2026.
(3)	Mr. Kee owns options to acquire 170,000 SV Shares at an exercise price of CAD$0.84, which expire August 31, 2027. During the year ended December 31, 2024, Mr. Kee exercised 1,000,000 stock options into common shares. Mr. Kee owns 93,750 restricted stock units that vest on January 1, 2026.
(4)	Mr. Patel owns options to acquire 170,000 SV Shares at an exercise price of CAD$0.84, which expire August 31, 2027. Mr. Patel owns 40,100 restricted stock units that vest on January 1, 2025 and 93,750 restricted stock units that vest on January 1, 2026.
(5)	Mr. Gledhill owns options to acquire 170,000 SV Shares at an exercise price of CAD$0.84, which expire August 31, 2027. Mr. Gledhill owns 40,100 restricted stock units that vest on January 1, 2025 and 93,750 restricted stock units that vest on January 1, 2026.
(6)	Mr. Conacher owns options to acquire 170,000 SV Shares at an exercise price of CAD$0.84, which expire August 31, 2027. Mr. Conacher owns 133,850 restricted stock units that vest on January 1, 2026.
(7)	Mr. Marchington owns options to acquire; 500,000 SV Shares at an exercise price of CAD$0.39 which expire November 16, 2027; 500,000 options to acquire SVS at an exercise price of CAD$0.84 which expire August 31, 2027, and 500,000 options to acquire SV Shares at an exercise price of CAD$0.93, which expire December 31, 2028. Mr. Marchington owns 78,125 restricted stock units that vest on June 30, 2025.

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

There were 247,852,938 issued and outstanding subordinate voting shares as of April 29, 2025. As of April 29, 2025, to the best of our knowledge, Mr. Strickler, Bengal Catalyst Fund, LP and Aaron Edelheit were the only persons who held directly or indirectly or exercised control or direction over, subordinate voting shares carrying 5% or more of the voting rights attached to all issued and outstanding subordinate voting shares except as stated under Item 6.E above or set out in the table below. The subordinate voting shares, owned by our major shareholders have identical voting rights as those owned by our other shareholders.

Name	Amount and Nature of Beneficial Ownership of SV Shares	Note	Percentage
J. Obie Strickler	34,731,416	1	14.01%
Bengal Catalyst Fund, LP	24,365,000	2	9.83%
Aaron Edelheit	35,065,532	3	14.15%

(1)	Mr. Strickler owns options to acquire 2,900,000 subordinate voting shares. During the year ended December 31, 2024, Mr. Strickler acquired indirect beneficial ownership of 500,000 SV Shares. During the years ended October 31, 2022 and 2021, Mr. Strickler acquired 1,771,500 and 5,395,150 common shares, respectively.
(2)	During the year ended December 31, 2024, Bengal Catalyst Fund, LP acquired Nil SV Shares. During the years ended October 31, 2023 and 2022, Bengal Catalyst Fund, LP acquired 13,473,000 and 10,892,000 common shares, respectively.
(3)	Mr. Edelheit holds his respective SV Shares as the general partner of the following funds: Mindset Value Fund and Mindset Value Wellness Fund. During the year ended December 31, 2024, Mr. Edelheit acquired 18,171,979 SV Shares. During the year ended October 31, 2023, Mr. Edelheit acquired 16,893,553 common shares.

Based on a review of the information provided to us by our transfer agent, as of April 29, 2025, there were 1,170 registered holders of record of our subordinate voting shares, of which 79, holding approximately 13% of our SV Shares, had a registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our SV Shares nor are they representative of where such beneficial holders reside, since many of these SV Shares were held of record by brokers or other nominees (including The Canadian Depository for Securities).

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

During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, the Company incurred the following related party transactions.

Transactions with CEO

Through its wholly owned subsidiary, GRU Properties, the Company leases an outdoor grow property located in Trail, Oregon, owned by the Company’s President and CEO (“Trail”). The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 (two months ended December 31, 2023 – $12,000; years ended October 31, 2023, and 2022 - $72,000 and $72,000 respectively) were incurred for the year ended December 31, 2024. The lease liability for Trail at December 31, 2024, was $68,074 (December 31, 2023 - $129,401; October 31, 2023 - $139,014).

During the year ended October 31, 2021, the Company leased an outdoor post-harvest facility located in Medford, Oregon (“Lars”), a facility which is beneficially owned by the CEO, with a term through June 30, 2026. Lease charges for Lars of $196,691 (two months ended December 31, 2023 - $31,827; for the years ended October 31, 2023, and 2022 - $190,035 and $184,500) were incurred for the year ended December 31, 2024. The lease liability for Lars at December 31, 2024, was $284,728 (December 31, 2023 - $445,708; October 31, 2023 - $470,134).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $nil at December 31, 2024 (December 31, 2024 and October 31, 2023 - $nil). Lease payments of $nil were made against the equipment leases during the year ended December 31, 2024 (for the two months ended December 31, 2023; for the years October 31, 2023, and 2022 - $9,971 and $28.871 respectively).

Leases liabilities payable to the CEO were $352,802 in aggregate at December 31, 2024 (December 31, 2023 - $575,109; October 31, 2023 - $609,148).

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO. (Also see Note 23.1).

During April 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased the CEO’s 5.5% membership interest in Canopy. The consideration due to the CEO is comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. (Also see Note 5.1).

Transactions with Spouse of CEO

During the year ended December 31, 2024, the Company incurred expenses of $109,998 (for the two months ended December 31, 2023 - $24,039; for the years ended October 31, 2023, and 2022 - $98,846 and $60,000 respectively) for salary paid to the spouse of the CEO. At December 31, 2024, accounts and accrued liabilities payable to this individual were $3,846 (December 31, 2023 - $3,846; October 31, 2023 - $2,692).

During the year ended December 31, 2024, the spouse of the CEO exercised 500,000 stock options into SVS. During the year ended December 31, 2024, the Company also issued 300,000 stock options. Subsequent to the date of balance sheet, the Company issued 15,000 restricted stock units. During the year ended October 31, 2023, the spouse of the CEO was granted 500,000 stock options. During the year ended December 31, 2024, stock options and restricted stock units expense for the spouse of the CEO was $46,847 (for the two months ended December 31, 2023 - $5,144; for the year ended October 31, 2023 - $25,008).

Transactions with Michigan General Manager

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan, with a lease term through December 2029. Lease charges of $216,000 (for the two months ended December 31, 2023 - $32,000; for the year ended October 31, 2023 - $180,000) were incurred during the year ended December 31, 2024. The lease liability of Morton at December 31, 2024, was $1,199,697 (December 31, 2023 - $350,668; October 31, 2023 - $377,043).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $250,000 (for the two months ended December 31, 2023 - $330,000; for the year ended October 31, 2023 - $740,000) were incurred during the year ended December 31, 2024. The lease liability of Morton Annex at December 31, 2024, was $nil (December 31, 2023 - $239,871; October 31, 2023 - $29,774).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate consideration of $1,644,695, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Distributions of $530,000 were paid to the GM during the year ended December 31, 2024, and true-up amounts of $530,000 were paid to the GM.

Compensation of Key Management Personnel

Key management personnel consist of the President and CEO; the CFO, the COO, GM and the SVP* of the Company. The compensation to key management is presented in the following table:

	December 31, 2024	December 31, 2023	October 31, 2023	October 31, 2022
Salaries and consulting fees	$1,199,069	$240,105	$880,195	$1,118,694
Royalty fees paid to GM	263,000	-	-	-
Stock options and restricted stock units expense	373,683	32,894	161,422	33,125
	$1,835,752	$272,999	$1,041,617	$1,151,819

Stock options granted to key management personnel and close family members of key management personnel include the following. During the year ended December 31, 2024, 1,400,000 options were granted to the CEO; 170,000 options granted to the CFO, and 300,000 options granted to the GM. During the year ended December 31, 2024, the CFO exercised 1,000,000 stock options into common shares. During the two months ended December 31, 2023, no options were granted to key management personnel. During the year ended October 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; 750,000 options were granted to the SVP; and 175,000 options to the GM.

During the year ended October 31, 2023, the Company issued 200,000 shares to the GM, which represented a portion of consideration for the acquisition of Golden Harvests.

During the year ended December 31, 2024, 333,900 restricted stock units were granted to the CEO (for the two months ended December 31, 2023 – nil; year ended October 31, 2023 - nil). Subsequent to the date of balance sheet, 781,250 restricted stock units were granted to the CEO and 93,750 restricted stock units were granted to the CFO.

Accounts payable, accrued liabilities, and lease liabilities due to key management at December 31, 2024, totaled $1,834,412 (December 31, 2023 - $1,230,808; October 31, 2023 - $1,118,763).

Debt Balances and Movements with Related Parties

The following table sets out portions of debt pertaining to related parties:

	CEO	Director	GM	Total
	$	$	$	$
Balance - October 31, 2022	46,799	140,404	360,000	640,806
Interest	15,649	46,947	64,800	158,693
Payments	(55,778)	(167,333)	(64,800)	(399,466)
Balance - October 31, 2023	6,670	20,018	360,000	400,033
Interest	399	1,190	10,800	13,183
Payments	(7,069)	(21,208)	(10,800)	(53,216)
Balance - December 31, 2023	-	-	360,000	360,000
Borrowed	264,000	120,000	1,134,952	1,518,952
Interest	7,981	3,628	802,841	814,450
Payments	(48,839)	(22,200)	(594,800)	(665,839)
Balance - December 31, 2024	223,142	101,428	1,702,993	2,027,563

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest. These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023; all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $64,800 were made on the business acquisition consideration payable of $360,000 for the year ended December 31, 2024 (for the two months ended December 31, 2023 - $10,400; for the year ended October 31, 2023 - $64,800).

Transactions with Directors

During the year ended December 31, 2024, options of 250,000 were exercised into subordinate voting shares by an independent Director. Options of 510,000 were also granted to independent Directors during the year ended December 31, 2024. During the two months ended December 31, 2023, no options were granted to independent directors. During the year ended October 31, 2023, 1,250,000 stock options were granted to three board of directors.

Restricted stock units of 120,300 were also granted to independent Directors during the year ended December 31, 2024. Subsequent to the date of balance sheet, 281,250 restricted stock units were granted to independent Directors. During the two months ended December 31, 2023, and the year ended October 31, 2023, no restricted stock units were granted to independent Directors.

Compensation to the board of directors during the year ended December 31, 2024, was $78,000, (for the two months ended December 31, 2023 – $3,000; for the years ended October 31, 2023, and 2022 - $18,000 and $18,000)

Transactions with ABCO Garden State, LLC

Please refer to sections “New Jersey Retail” and “New Jersey Cultivation” under Item 4: Information on the Company, History and Development of the Company for transactions relating to Investment in ABCO and Notes 6.3.1, 6.3.2, 6.3.3 and 6.3.4 for promissory notes executed to ABCO.

During the year ended December 31, 2024, GR Unlimited charged fees of $729,400 to ABCO under its consulting agreement which is included as part of the Company’s service revenues.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2024, the two months ended December 31, 2023, and the fiscal years ended October 31, 2023, and 2022, and the notes thereto required as part of this Annual Report are filed under Item 18 of this Annual Report.

Litigation

There are no pending legal proceedings to which we or our subsidiaries are a party or of which any of our property or assets is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividends

We have not paid any dividends on our SV Shares nor common stock during the past five years. We do not intend to pay dividends on shares of our SV Shares in the foreseeable future as we anticipate that our cash resources will be used to finance growth.

B.	SIGNIFICANT CHANGES

There have been no significant changes that have occurred since the date of our financial statements included with this Report.

ITEM 9	THE OFFER AND LISTING

Subordinate Voting Shares

Our authorized capital consists of an unlimited number of subordinate voting shares without par value, of which 222,446,113 were issued and outstanding as of December 31, 2024. All shares are initially issued in registered form. There are no restrictions on the transferability of shares of our stock imposed by our Articles of Amalgamation. Holders of subordinate voting shares are entitled to one vote for each subordinate voting share held of record on all matters to be acted upon by our shareholders. Holders of subordinate voting shares are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in their discretion.

Subordinate voting shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per subordinate voting share, (ii) receive dividends at the discretion of our Board of Directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.	OFFER AND LISTING DETAILS

Our subordinate voting shares are quoted for trading on the OTC Markets under the symbol “GRUSF” and listed on the CSE, under the symbol “GRIN”. During the past three years, there have been two suspensions of trading for failure to timely file financial reports: trading of our common stock ceased over the OTC Markets in March 2020 and the CSE ceased trading of our common stock in March 2020, both associated with the same filing delay. On March 24, 2020, the Company rectified the default situation that gave rise to the suspension of trading, and trading on the CSE and OTC Markets resumed. The SEC amendments to Rule 15c2-11 went into effect September 28, 2021, and on that date, quotations on the OTC Markets were no longer publishable due to lack of current information about the Company. Quotations on the OTC Markets resumed after the filing of delinquent disclosures.

There is currently only a limited public market for our subordinate voting shares in the United States. There can be no assurance that a more active market will develop in the future.

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

Articles of Amendment dated effective June 27, 2024

By Articles of Amendment dated effective June 27, 2024, our Articles were amended to redesignate its existing class of common shares without par value in the Company’s capital as subordinate voting shares and created a new class of unlisted multiple voting shares..

The Company is authorized to issue an unlimited number of SV Shares and an unlimited number of MV Shares, issuable in series with the following attributes:

Terms of Subordinate Voting Shares

(1)	An unlimited number of Subordinate Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights. Holders of Subordinate Voting Shares shall be entitled to notice of and to attend and speak at any meeting of the shareholders of the Corporation. At each such meeting, holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held, except a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote.

(b)	Alteration to Rights of Subordinate Voting Shares. As long as any Subordinate Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

(c)	Dividends. Holders of Subordinate Voting Shares shall be entitled to receive as and when declared by the directors, dividends in cash or property of the Corporation. No dividend will be declared or paid on the Subordinate Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares.

(d)	Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Subordinate Voting Shares be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e)	Rights to Subscribe; Pre-Emptive Rights. The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

(f)	Subdivision or Consolidation. No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

(g)	Conversion. Each issued and outstanding Subordinate Voting Shares may at any time, at the option of theholder, be converted at the inverse of the Conversion Ratio then in effect. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the Subordinate Voting Shares or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Subordinate Voting Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Subordinate Voting Shares which the holder wishes to have converted. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the transfer agent, and after paying any applicable stamp tax or similar duty on or in respect of such conversion, the Corporation will issue a share certificate or other evidence of ownership representing Multiple Voting Shares on the basis set out above to the registered holder of the Subordinate Voting Shares. If fewer than all of the Subordinate Voting Shares represented by a certificate accompanying the notice are to be converted, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Subordinate Voting Shares converted into Multiple Voting Shares hereunder will automatically be cancelled.

Terms of Multiple Voting Shares

(1)	An unlimited number of Multiple Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights. Holders of Multiple Voting Shares shall be entitled to notice of and to attend and speak at any meeting of the shareholders of the Corporation. At each such meeting, except for a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote, holders of Multiple Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted, which for greater certainty, shall initially equal 1,000 votes per Multiple Voting Share.

(b)	Alteration to Rights of Multiple Voting Shares. As long as any Multiple Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights contained in this paragraph (b) each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

(c)	Dividends. The holder of Multiple Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

(d)	Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares(on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e)	Rights to Subscribe; Pre-Emptive Rights. The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

(f)	Conversion. Holders of Multiple Voting Shares Holders shall have conversion rights as follows (the “Conversion Rights”):

(i)	Right to Convert. Each issued and outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Multiple Voting Share is surrendered for conversion. The initial “Conversion Ratio” for shares of Multiple Voting Shares shall be 1,000 Subordinate Voting Shares for each Multiple Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in this Section (g).

(ii)	Mandatory Conversion. Notwithstanding any other term herein, the Corporation may require each holder of Multiple Voting Shares to convert all, and not less than all, the Multiple Voting Shares at the applicable Conversion Ratio (a “Mandatory Conversion”) if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares):

(A)	the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

(B)	the Corporation is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934; and

(C)	the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange.

C.	MATERIAL CONTRACTS

During the two year period preceding the filing date of this Report, we entered into the following material contracts:

On April 14, 2022, the Company purchased indoor growing assets from HSCP. Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. The collateral for the secured promissory note payable is comprised of the assets purchased.

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

On March 4, 2024, the Company signed a definitive agreement to form a joint venture (the “JV”) with EBC Ventures, signaling the Company’s entrance into the Illinois market. The JV entered into a definitive agreement on February 22, 2024 to acquire 100% of CannEquality, LLC, which holds a craft growers license with the Illinois Department of Agriculture (“IDOA”). The acquisition is subject to regulatory approval from the IDOA. Pursuant to the definitive purchase agreement, Grown Rogue will own 70% of the JV and has agreed to contribute up to US$6,000,000 to support the development of the facility. The buildout will initially include ~5,000 square feet of canopy and 4,700 square feet of dedicated processing and manufacturing space, with the ability to increase to a total of 14,000 square feet of canopy allowed under the license. The JV agreement includes multiple purchase options, which ultimately give Grown Rogue the ability to acquire 100% of the membership interests of the JV.

On March 27, 2025, the Company closed a US$7.0M credit facility with a national, FDIC-insured commercial bank. The Company intends to use the proceeds to support existing growth initiatives, provide additional working capital, and refinancing a small amount of existing debt. The obligations owing under the credit facility are secured by way of a general security agreement. The credit facility has a term of four years and bears interest at a rate equal to the greater of a) the Secured Overnight Financing Rate (“SOFR”) plus 4.9% and b) 9.0% per annum. Based on the current SOFR rate of 4.3%, this implies a current interest rate of 9.2% per annum. The facility amortizes over a six-year period and there are no prepayment penalties. Interest will be paid on a monthly basis.

D.	EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of our SV Shares, other than withholding tax requirements (See “Taxation” below).

Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by our constituent documents on the right of a non-resident to hold or vote our SV Shares.

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

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of our SV Shares which are quoted on the OTC Markets, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the “Treaty”) entitled to the full benefit of the Treaty and is not a resident, or deemed to be a resident, of Canada, deals at arm’s length and is not affiliated with the Company, did not acquire our SV Shares by virtue of employment, is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the ITA, holds our SV Shares as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her Company in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a “non-resident holder”).

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

Dividends

Dividends paid on our SV Shares to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA. The Treaty provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners who are residents of the United States. However, if the beneficial owner is a resident of the United States and is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be “taxable Canadian property” of the holder within the meaning of the ITA and no relief is afforded under an applicable tax treaty. For purposes of the ITA, a subordinate voting share of the Company will be taxable Canadian property to a non-resident holder if more than 50% of the fair market value of the subordinate voting share during the 60 month period immediately preceding the disposition of the subordinate voting share, was derived directly or indirectly from real or immovable property situated in Canada, Canadian resource properties or any options or interests in such properties.

In the case of a non-resident holder to whom our subordinate voting represent taxable Canadian property and who is a resident in the United States and not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty at the time of the disposition.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of our subordinate voting shares. This discussion does not address all potentially relevant U.S. federal income tax matters and does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the IRC, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our SV Shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our SV Shares are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our SV Shares.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of our SV Shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold our SV Shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their SV Shares as compensation for services. This discussion is limited to U.S. Holders who own our SV Shares as capital assets and who hold our SV Shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust). This discussion does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire our SV Shares.

Distributions on our SV Shares

Subject to the discussion below regarding passive foreign investment companies (“PFICs”), the gross amount of any distribution (including non-cash property) by us (including any Canadian taxes withheld therefrom) with respect to our SV Shares generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of ours, as determined under United States Federal income tax principles. Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include the Company not being classified as a PFIC, it being a “qualified foreign corporation,” the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our SV Shares and to the extent that such distribution exceeds the Holder’s adjusted tax basis in our SV Shares, will be taxed as capital gain. In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

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

Disposition of our SV Shares

Subject to the discussion below regarding PFIC’s, gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our SV Shares (including, without limitation, a complete redemption of our SV Shares) generally will be subject to United States Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in our SV Shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of our SV Shares that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15% subject to the PFIC rules below. Deductions for capital losses are subject to certain limitations. If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value. Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. “Anti-Deferral” Rules

Passive Foreign Investment Company (“PFIC”) Regime. If we, or a non-U.S. entity directly or indirectly owned by us (“Related Entity”), has 75% or more of its gross income as “passive” income, or if the average value during a taxable year of ours or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us or the Related Entity, then the United States PFIC rules may apply to U.S. Holders. If we or a Related Entity is classified as a PFIC, a U.S. Holder will be subject to increased tax liability in respect of gain recognized on the sale of his, her or its SV Shares or upon the receipt of certain distributions, unless such person makes a “qualified electing fund” election to be taxed currently on its pro rata portion of our income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and we provide certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As another alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its SV Shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). We or a related entity can give no assurance as to its status as a PFIC for the current or any future year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

Controlled Foreign Corporation Regime (“CFC”). If a U.S. Holder (or person defined as a U.S. person under Section 7701(a) of the IRC) owns 10% or more of the total combined voting power of all classes of our stock (a “U.S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, we would be a “controlled foreign corporation”. This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of our Company (as defined by the Internal Revenue Code) and our earnings invested in “U.S. property” (as defined by the Internal Revenue Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of our SV Shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged. It is not clear the CFC regime would apply to the U.S. Holders of our SV Shares, and is outside the scope of this discussion.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including our Chief Executive Officer, J. Obie Strickler, and Chief Financial Officer, Andrew Marchington, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Report (the “Evaluation Date”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to us, required to be disclosed in our reports filed with the SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, management concluded that, as of December 31, 2024, our internal controls over financial reporting were effective.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Ryan Kee is an “audit committee financial expert”, as defined in Item 16A of Form 20-F, and is “independent,” as that term is defined in Rule 5605(a)(2) of the NASDAQ Global Market. Ryan Kee is the Chairman of the Audit Committee. Please see Item 6.A – Directors and Senior Management for Mr. Kee’s biographical information.

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

During the year ended December 31 2024, and fiscal 2023 and 2022, there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Since the commencement of the Company’s most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed or accrued for professional fees rendered by our external auditors for the year ended December 31, 2024, the two months ended December 31, 2023 and years ended October 31, 2023 and 2022 are as follows:

Nature of Services	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022
Audit Fees(1)	$113,257	$25,000	$75,000	$75,000
Audit-Related Fees(2)	NIL	Nil	Nil	Nil
Tax Fees(3)	NIL	Nil	Nil	Nil
All Other Fees(4)	NIL	Nil	Nil	Nil
TOTALS	$113,257	$25,000	$75,000	$75,000

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements management discussion and analysis. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
2.	“Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.
3.	“Tax Fees” include fees for all professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.
4.	“All Other Fees” include all fees for products and services provided by the Company’s auditors not included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following attached Consolidated Financial Statements are included in this Report on Form 20-F beginning with page F-1:

1.	Audited Consolidated Financial Statements of Grown Rogue International Inc. for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone & Company, L.L.P., Certified Public Accountants for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022;

(b)	Consolidated Statements of Financial Position as of December 31, 2024, December 31, 2023, and October 31, 2023;

(c)	Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022;

(d)	Consolidated Statements of Changes in Equity for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022;

(e)	Consolidated Statements of Cash Flows for year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022;

(f)	Notes to the Consolidated Financial Statements.

ITEM 19	EXHIBITS

The following exhibits are included in the Consolidated Financial Statement Report on Form 20-F:

Exhibit #	Description
1.1	Certificate of Incorporation dated September 22, 1978 (1)
1.2	Articles of Amendment dated January 14, 1985 (1)
1.3	Articles of Amendment dated August 16, 2000 (1)
1.4	Bylaw No 1 (1)
1.5	Special By-Law No 1 (1)
1.6	Articles of Amalgamation dated November 30, 2009 (2)
1.7	Code of Business Conduct and Ethics (1)
1.8	Compensation Committee Charter (1)
1.9	Amended Audit Committee Charter (1)
1.10	By-Law No. 1, February 24, 2012 (3)
1.11	Articles of Amendment, effective March 16, 2012 (4)
1.12	Articles of Amendment, effective August 25, 2014 (5)
1.13	Articles of Amendment, effective February 1, 2016 (6)
1.14	Articles of Amendment, effective February 29, 2016 (7)
1.15	Articles of Amendment, effective May 26, 2017 (8)
1.16	Articles of Amendment, effective November 1, 2018 (10)
1.17	Articles of Amendment, effective June 27, 2024 (15)
2.1	Description of Securities (15)
4.1	Definitive Transaction Agreement, dated October 31, 2018, with Grown Rogue Canada, Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC, an Oregon limited liability company (13)
4.2	Unsecured Promissory Note of $150,000, dated December 2, 2020 (9)
4.3	Morton Lease, dated February 1, 2020 (9)
4.4	Trail Lease, dated January 1, 2021 (9)
4.5	Unsecured Promissory Note of $250,000, dated January 14, 2021 (9)
4.6	Definitive Securities Purchase Agreement, dated January 19, 2021 (9)
4.7	Unsecured Promissory Note of $250,000, dated January 27, 2021 (9)
4.8	Option Agreement, dated February 4, 2021, with Canopy Management, LLC (9)
4.9	Option Agreement, dated February 4, 2021, with Grown Rogue Unlimited, LLC (9)
4.10	Definitive Securities Purchase Agreement, dated February 5, 2021 (9)
4.11	Definitive Agreement, dated February 5, 2021, with HSCP, LLC (9)
4.12	Management Services Agreement dated February 8, 2021, with HSCP, LLC (9)
4.13	Special Warrant Indenture, dated March 5, 2021 (9)
4.14	Definitive Agreement, dated May 1, 2021, with Canopy Management, LLC (9)
4.15	Lars Lease, dated July 1, 2021 (9)
4.16	Unsecured Non-Convertible Promissory Note of $800,000, dated September 14, 2021, with Plant-Based Investment Corp. (9)
4.17	Addendum to Option Agreement and Definitive Agreement, dated December 1, 2021, with Canopy Management, LLC (9)
4.18	Lars Lease Amendment, dated December 20, 2021 (9)
4.19	Morton Annex Amendment, dated December 21, 2021 (9)
4.20	Definitive Agreement, dated June 20, 2022 (9)
4.21	Subscription Agreement - Debentures and Warrants, dated December 5, 2022, with Mindset Value Fund (9)
4.22	Debentures Certificate, dated December 5, 2022, with Mindset Value Fund (9)
4.23	Warrants Certificate, dated December 5, 2022, with Mindset Value Fund (9)
4.24	Subscription Agreement - Debentures and Warrants, dated December 5, 2022, with Mindset Value Wellness Fund (9)
4.25	Debentures Certificate, dated December 5, 2022, with Mindset Value Wellness Fund (9)
4.26	Warrants Certificate, dated December 5, 2022, with Mindset Wellness Value Fund (9)
4.27	Ross Lane Lease and Option Purchase, dated December 20, 2022 (9)
4.28	Option Agreement Exercise, dated January 13, 2023, with Grown Rogue Unlimited, LLC (9)
4.29	Consulting Agreement, dated May 25, 2023, with Goodness Growth Holdings, Inc. (9)
4.30	Subscription Agreement - Debentures and Warrants, dated July 13, 2023, with Mindset Value Fund (9)
4.31	Debentures Certificate, dated July 13, 2023, with Mindset Value Fund (9)

4.32	Warrants Certificate, dated July 13, 2023, with Mindset Value Fund (9)
4.33	Subscription Agreement - Debentures and Warrants, dated August 17, 2023, with Mindset Value Fund (9)
4.34	Debentures Certificate, dated August 17, 2023, with Mindset Value Fund (9)
4.35	Warrants Certificate, dated August 17, 2023, with Mindset Value Fund (9)
4.36	Subscription Agreement - Debentures and Warrants, dated August 17, 2023, with Mindset Value Wellness Fund (9)
4.37	Debentures Certificate, dated August 17, 2023, with Mindset Value Wellness Fund (9)
4.38	Warrants Certificate, dated August 17, 2023, with Mindset Wellness Value Fund (9)
4.39	First Amendment to Consulting Agreement, dated September 20, 2023, with Goodness Growth Holdings, Inc. (9)
4.40	Secured Drawn Down Promissory Note, dated October 3, 2023 (9)
4.41	Definitive Option Agreement (21%), dated October 3, 2023, to acquire ABCO Garden State, LLC (9)
4.42	Definitive Option Agreement (49%), dated October 3, 2023, to acquire ABCO Garden State, LLC (9)
4.43	Goodness Growth Holdings, Inc. Warrant Certificate dated October 5, 2023 (9)
4.44	Grown Rogue International Inc. Warrant Certificate dated October 5, 2023 (9)
4.45	Equity purchase agreement, dated April 18, 2024 (14)
4.46	Definitive Securities Purchase Agreement, dated April 24, 2024 (14)
4.47	Guaranty Agreement, dated April 24, 2024 (14)
4.48	Equity purchase agreement, dated February 22, 2024 (15)
4.49	EBC Lease, dated December 11, 2023 (15)
4.50	Joint Venture Operating Agreement, dated March 4, 2024 (15)
4.51	Secured Draw Down Promissory Note, dated June 24, 2024 (15)
4.52	Unsecured Convertible Promissory Note, dated October 17, 2024 (15)
4.53	Preliminary Short Form Base Shelf Prospectus, as originally filed on Sedar on November 25, 2024 (16)
4.55	Qualification Certificate-Preliminary Short Form Base Shelf Prospectus, as originally filed on Sedar on November 25, 2024 (16)
4.55	Receipt from Ontario Securities Commission for the Preliminary Short Form Base Shelf Prospectus, as originally filed on Sedar on November 26, 2024 (16)
4.56	Decision Document related to Prospectus (French), as originally filed on Sedar on January 21, 2025 (16)
4.57	Qualification Certificate- Amended and Restated Preliminary Base Shelf Prospectus, as originally filed on Sedar on January 31, 2025 (16)
4.58	Amended and Restated Preliminary Base Shelf Prospectus, as originally filed on Sedar on January 31, 2025 (16)
4.59	Receipt from the regulators regarding the prospectus, as originally filed on Sedar on February 7, 2025 (16)
4.60	Consent letter of issuer’s legal counsel, as originally filed on Sedar on February 18, 2025 (16)
4.61	Undertaking in respect of credit supporter disclosure, as originally filed on Sedar on February 18, 2025 (16)
4.62	Auditors consent letter, as originally filed on Sedar on February 18, 2025 (16)
4.63	Final Short Form Base Shelf Prospectus, as originally filed on Sedar on February 18, 2025 (16)
4.64	Undertaking to file documents and material contracts, as originally filed on Sedar on February 18, 2025 (16)
4.65	Receipt from Ontario Securities Commission for the Short Form Base Shelf Prospectus, as originally filed on Sedar on February 19, 2025 (16)
4.66	Credit Agreement dated March 27, 2025 (16)
4.67	Guaranty Agreement dated March 27, 2025 (16)
4.68	Security Agreement dated March 27, 2025 (16)
8.1	Subsidiaries of Grown Rogue International Inc. (15)
12.1	Section 302 Certification of Chief Executive Officer (15)
12.2	Section 302 Certification of Chief Financial Officer (15)
13.1	Section 906 Certification of Chief Executive Officer (15)
13.2	Section 906 Certification of Chief Financial Officer (15)
15.1	First Notice of Change of Auditor dated December 7, 2021; the resignation of DMCL effective November 16, 2021; and the acceptance of appointment of auditors from Turner dated December 6, 2020 (12)

Reference #	Incorporated by Reference
(1)	Previously filed on April 29, 2009 by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-53646)
(2)	Previously Filed by Registrant on Form 6-K on December 1, 2009
(3)	Previously filed by Registrant on Form 6-K on February 1, 2012
(4)	Previously filed by Registrant on Form 6-K on March 9, 2012
(5)	Previously filed by Registrant on Form 6-K on August 20, 2014
(6)	Previously filed by Registrant on Form 6-K on February 4, 2016
(7)	Previously filed by Registrant on Form 6-K on March 9, 2016
(8)	Previously filed by Registrant on Form 6-K on December 29, 2016
(9)	Previously filed by Registrant on Form 20-F on March 13, 2024
(10)	Previously filed by Registrant on Form 6-K on December 4, 2020
(11)	Previously filed by Registrant on Form 6-K on January 22, 2021
(12)	Previously filed by Registrant on Form 6-K on December 7, 2021
(13)	Previously filed by Registrant on Form 6-K on November 15, 2018
(14)	Previously filed by Registrant on Form 20-F on April 30, 2024
(15)	Filed as an Exhibit hereto
(16)	Previously filed by Registrant on Form 6-K on April 10, 2025

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Grown Rogue International Inc.

By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	President & Chief Executive Officer

Date: April 29, 2025

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Grown Rogue International Inc. for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023, and 2022, comprised of the following:

(a)	Report of Independent Registered Public Accounting Firm, Turner, Stone & Company, L.L.P., Certified Public Accountants for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023, and 2022;	F-4
(b)	Consolidated Statements of Financial Position as of December 31, 2024, December 31, 2023, and October 31, 2023;	F-6
(c)	Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023, and 2022;	F-7
(d)	Consolidated Statements of Changes in Equity for the year ended December 31, 2024, the two months ended December 31, 2023, and years ended October 31, 2023, and 2022;	F-8
(e)	Consolidated Statements of Cash Flows for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023, and 2022;	F-10
(f)	Notes to the Consolidated Financial Statements.	F-11

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Year ended December 31, 2024, the two months ended December 31, 2023 and the Years ended October 31, 2023, and 2022

Expressed in United States Dollars

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Grown Rogue International, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grown Rogue International, Inc. (the “Company”) as of at December 31, 2024, December 31, 2023 and October 31, 2023, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2024, October 31, 2023 and October 31, 2022, and two months ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, December 31, 2023 and October 31, 2023 and the consolidated results of its operations and its cash flows for the year ended December 31 2024, October 31, 2023 and October 31, 2022, and two months ended December 31, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Telephone: 972-239-1660 ⁄ Facsimile: 972-239-1665

Toll Free: 877-853-4195

Web site: turnerstone.com

INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Critical Audit Matter

The critical audit matters communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

●	Measurement of fair value of biological assets

The fair value of the Company’s Biological assets through subsidiaries and joint operations amounts to USD 1,554,622 as of December 31, 2024. The Company’s biological assets consist of cannabis plants. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to sell. Fair value less cost to sell is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

Given the value of the biological assets, together with the significant judgements and estimates that are required in determining the fair value, the valuation of biological assets is considered a key audit matter. Refer to note 3 for detailed information on biological assets.

Our approach to addressing the matter included the following procedures, among others:

■	Reviewed the principles used in the valuation of biological assets and analyzed the key assumptions used in the valuation model.

■	Detailed testing was performed on the key inputs into the biological assets valuation model including expected harvest yield, estimated selling prices and cost to complete to confirm the validity, accuracy and completeness of the data by comparing the data to market and other external data where applicable.

■	We recalculated the fair values recognized.

■	Reviewed the disclosures relating to biological assets in the consolidated financial statements in accordance with the requirements of International Financial Reporting Standards.

We have served as Grown Rogue International Inc.’s auditor since 2021.

Dallas, Texas

April 29, 2025

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
ASSETS
Current assets
Cash	4,682,221	6,804,579	8,858,247
Accounts receivable (Note 18)	1,596,912	1,642,990	2,109,424
Biological assets (Note 3)	1,554,622	1,723,342	1,566,822
Inventory (Note 4)	4,769,776	5,021,290	4,494,257
Prepaid expenses and other assets	864,009	420,336	392,787
Notes receivable (Note 6.2)	7,189,635	-	-
Total current assets	20,657,175	15,612,537	17,421,537
Property and equipment (Note 8)	11,870,220	8,820,897	8,753,266
Other investments	1,810,363	-	-
Notes receivable (Notes 6.2.1 and 6.2.2)	2,613,969	2,449,122	1,430,526
Warrants asset (Note 13.2)	4,855,795	1,761,382	1,361,366
Intangible assets and goodwill (Note 9)	1,257,668	725,668	725,668
Deferred tax assets (Note 20)	250,620	246,294	470,358
TOTAL ASSETS	43,315,810	29,615,900	30,162,721

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,107,619	1,358,962	2,359,750
Current portion of lease liabilities (Note 7)	736,453	925,976	824,271
Current portion of long-term debt (Note 10)	227,679	780,358	1,285,604
Current portion of convertible debentures	1,945,226	-	-
Business acquisition consideration payable (Note 5)	536,881	360,000	360,000
Derivative liability (Notes 11.1.1, 11.2 and 11.2.1)	12,504,175	7,471,519	7,808,500
Income tax payable	1,907,177	873,388	366,056
Total current liabilities	19,965,210	11,770,203	13,004,181
Lease liabilities (Note 7)	4,475,490	1,972,082	2,094,412
Long-term debt (Note 10)	1,001,681	82,346	102,913
Business acquisition consideration payable	1,693,540	-	-
Uncertain tax position liability	269,883	-	-
Convertible debentures (Notes 11.1, 11.2 and 11.2.1)	-	2,459,924	2,412,762
TOTAL LIABILITIES	27,405,804	16,284,555	17,614,268

EQUITY
Share capital (Note 12)	38,499,491	24,593,422	24,539,422
Contributed surplus (Notes 13 and 14)	9,025,541	8,186,297	8,081,938
Accumulated other comprehensive loss	(125,930)	(108,069	(114,175)
Accumulated deficit	(32,847,334)	(20,353,629	(20,996,449)
Equity attributable to shareholders	14,551,768	12,318,021	11,564,736
Non-controlling interest (Note 23)	1,358,238	1,013,324	983,717
TOTAL EQUITY	15,910,006	13,331,345	12,548,453
TOTAL LIABILITIES AND EQUITY	43,315,810	29,615,900	30,162,721

Commitments and contingencies (Note 24)

Subsequent events (Note 25)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Comprehensive Income (Loss)

Expressed in United States Dollars

	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,
	2024	2023	2023	2022
	$	$	$	$
Revenue
Product sales (Note 2.1.6.1)	25,029,634	3,542,037	22,424,169	17,757,283
Service revenue (Note 2.1.6.2)	1,987,631	96,050	929,016	-
Total revenue	27,017,265	3,638,087	23,353,185	17,757,283

Cost of goods sold
Cost of finished cannabis inventory sold	(12,827,041)	(1,404,323)	(11,155,676)	(9,227,439)
Cost of service revenues	(206,669)	(89,210)	(308,641)	-
Gross profit, excluding fair value items	13,937,355	2,144,554	11,888,868	8,529,844
Realized fair value loss amounts in inventory sold	(3,358,862)	(460,647)	(2,573,151)	(3,685,338)
Unrealized fair value gain on growth of biological assets	2,816,943	686,867	3,355,797	3,278,572
Gross profit	13,441,636	2,370,774	12,671,514	8,123,078
Expenses
Amortization of property and equipment	939,727	186,415	578,641	750,916
General and administrative	10,075,360	1,437,353	6,465,877	5,852,236
Share-based compensation	1,306,607	104,359	346,113	70,996
Total expenses	12,321,694	1,944,620	8,417,363	7,165,929
Income from operations	1,119,942	426,154	4,254,151	957,149
Other income and (expense)
Interest expense	(379,161)	(69,164)	(370,616)	(402,239)
Accretion expense	(2,042,556)	(216,493)	(1,026,732)	(491,781)
Other income (expense)	1,938,713	49,678	441,487	(3,432)
Gain on debt settlement	-	-	-	453,858
Gain on extinguishment of note receivable	156,165	-	-	-
Unrealized loss on marketable securities	-	-	-	(333,777)
Unrealized gain (loss) on derivative liability	(12,768,905)	336,981	(4,563,498)	-
Unrealized gain on warrants asset	3,094,413	400,016	129,113	-
Loss on equity investment in associate	(169,637)	-	-	-
Gain (loss) on disposal of property and equipment	50,057	(87,699)	(182,025)	(6,250)
Total other expense, net	(10,120,911)	629,812	(4,545,539)	(291,840)
Income (loss) from operations before taxes	(9,000,969)	1,055,966	(291,388)	665,309
Income tax (Note 20)	(1,695,825)	(383,539)	(370,932)	(245,358)
Net income (loss)	(10,696,794)	672,427	(662,320)	419,951
Other comprehensive income (items that may be subsequently reclassified to profit and loss):
Currency translation gain (loss)	(17,861)	6,106	(4,562)	(19,235)
Total comprehensive income (loss)	(10,714,655)	678,533	(666,882)	400,716
Gain (loss) per share attributable to shareholders – basic	0.05	0.00	(0.00)	0.00
Weighted average shares outstanding – basic	209,441,725	182,005,886	172,708,792	169,193,812
Gain (loss) per share attributable to shareholders – diluted	0.01	0.00	(0.00)	0.00
Weighted average shares outstanding – diluted	237,428,458	214,046,728	172,708,792	169,193,812

Net income (loss) for the year attributable to:
Non-controlling interest	606,848	29,607	(129,279)	(27,507)
Shareholders	(11,303,642)	642,820	(533,041)	447,458
Net income (loss)	(10,696,794)	672,427	(662,320)	419,951

Comprehensive income (loss) for the year attributable to:
Non-controlling interest	606,848	29,607	(129,279)	(27,507)
Shareholders	(11,321,503)	648,926	(537,603)	428,223
Total comprehensive income (loss)	(10,714,655)	678,533	(666,882)	400,716

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Number of subordinate voting shares	Number of multiple voting shares	Total shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	#	#	#	$	$	$	$	$	$
Balance – December 31, 2023	182,005,886	-	24,593,422	182,005,886	24,593,422	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345
Conversion of options to common shares (Note 12.1)	1,933,750	1,752,558	35,806	3,686,308	633,912	(273,954)	-	-	-	359,958
Partial settlement of July Convertible Debentures for common shares (Note 12.3)	5,388,062	-	-	5,388,062	3,512,952	-	-	-	-	3,512,952
Full settlement of December Convertible Debentures for common shares (Note 12.2)	336,775	2,076,750	-	2,413,525	1,392,072	-	-	12,046	-	1,404,118
Full settlement of August Convertible Debentures for common shares (Note 12.4)	5,682,083	-	-	5,682,083	3,836,588	-	-	-	-	3,836,588
Conversion of warrants to common shares relating to December 2022 Convertible Debentures (Note 12.5)	6,716,499	-	-	6,716,499	1,239,446	-	-	-	-	1,239,446
Conversion of warrants to common shares relating to July 2023 Convertible Debentures (Note 12.5)	13,737,500	-	-	13,737,500	2,836,445	-	-	-	-	2,836,445
Conversion of warrants to common shares relating to August Convertible Debentures (Note 12.5)	2,816,250	-	-	2,816,250	581,569	-	-	-	-	581,569
Issuance costs on proceeds received from warrant exercises (Note 12.5)	-	-	-	-	(126,914)	-	-	-	-	(126,914)
Investment in Grown Rogue West New York	-	-	-	-	-	-	-	(18,750)	806,250	787,500
Dividend issued from Golden Harvests, LLC to minority owner	-	-	-	-	-	-	-	-	(530,000)	(530,000)
Grown Rogue Unlimited, LLC buyout of Canopy Management, LLC and Canopy Management, LLC’s acquisition of 20% of Golden Harvests, LLC (Note 22.1)	-	-	-	-	-	-	-	(1,914,952)		(1,914,952)
Grown Rogue Unlimited, LLC buyout of Canopy Management, LLC and acquisition of 20% of Golden Harvests, LLC (Note 22.1)	-	-	-	-	-	-	-	570,995	(570,995)	-
Roll off of non-controlling interest in GR Michigan LLC	-	-	-	-	-	-	-	(32,811)	32,811	-
Stock options and RSU vesting expense	-	-	-	-	-	1,113,198	-	193,409	-	1,306,607
Share reorganization (Note 12.6)	(218,616,805)	143,421,865	75,195	(75,119,745)	-	-	-	-	-	-
Share reorganization (Note 12.6)	-	75,194,940	(75,195)	75,119,745	-	-	-	-	-	-
Currency translation adjustment	-	-		-	-	-	(17,861)	-	-	(17,861)
Net loss	-	-	-	-	-	-	-	(11,303,642)	606,848	(10,696,794)
Balance – December 31, 2024	-	222,446,113	-	222,446,113	38,499,491	9,025,541	(125,930)	(32,847,334)	1,358,238	15,910,006

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance – October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453
Stock option vesting expense	-	-	-	104,359	-	-	-	104,359
Currency translation gain	-	-	-	-	6,106	-	-	6,106
Net income	-	-	-	-	-	642,820	29,607	672,427
Balance – December 31, 2023	182,005,886	24,593,422	-	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance – October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700
Issuance of shares underlying shares issuable (Note 12.1)	200,000	35,806	(35,806)	-	-	-	-	-
Stock option vesting expense	-	-	-	344,593	-	-	-	344,593
Currency translation loss	-	-	-	-	(4,562)	-	-	(4,562)
Exercise of option to acquire 87% of Canopy membership units	-	-	-	-	-	893,483	(893,483)	-
Goodness Growth warrants swap	-	-	-	1,232,253	-	-	-	1,232,253
Settlement of convertible debentures for common shares (Note 11.1.1)	11,173,275	2,698,789	-	-	-	-	-	2,698,789
Net loss	-	-	-	-	-	(533,041)	(129,279)	(662,320)
Balance – October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance – October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563
Shares issued for employment, director, and consulting services (Note 12.4)	529,335	59,796	(38,532)	-	-	-	-	21,264
Private placement of shares (Note 12.5)	13,166,400	1,300,000	-	-	-	-	-	1,300,000
Stock option vesting	-	-	-	97,157	-	-	-	97,157
Currency translation loss	-	-	-	-	(19,235)	-	-	(19,235)
Net income (loss)	-	-	-	-		447,458	(27,507)	419,951
Balance – October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flows

Expressed in United States Dollars

	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,
	2024	2023	2023	2022
	$	$	$	$
Operating activities
Net income (loss)	(10,696,794)	672,427	(662,320)	419,951
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	939,727	186,415	578,641	750,916
Amortization of property and equipment included in costs of inventory sold	1,980,597	209,985	1,757,672	1,102,688
Amortization of intangible assets	-	-	-	-
Unrealized fair value gain on growth of biological assets	(2,816,943)	(686,867)	(3,355,797)	(3,278,572)
Realized fair value loss amounts in inventory sold	3,358,862	460,647	2,573,151	3,685,338
Deferred income taxes	(4,326)	224,064	(470,358)	-
Share-based compensation	-	-	-	21,264
Stock option and restricted stock unit expense	1,306,607	104,359	344,593	96,649
Accretion expense	2,042,556	216,493	1,026,732	491,781
Loss on equity investment in associate	169,637	-	-	-
Gain on extinguishment of note receivable	(156,165)	-	-	-
Gain on debt settlement	-	-	-	(455,674)
(Gain) Loss on disposal of property and equipment	(50,057)	87,699	182,025	6,250
Unrealized loss on marketable securities	-	-	-	333,777
Unrealized (gain) loss on fair value of derivative liability	12,768,905	(336,981)	4,563,498	-
Unrealized gain on warrants asset	(3,094,414)	(400,016)	(129,113)	-
Currency translation gain (loss)	(17,861)	6,106	(2,210)	918
	5,730,331	744,331	6,406,514	3,175,286
Changes in non-cash working capital (Note 15)	1,394,111	(513,222)	(677,163)	(1,171,111)
Net cash provided by (used in) operating activities	7,124,442	231,109	5,729,351	2,004,175

Investing activities
Purchase of property and equipment and intangibles	(1,739,014)	(126,690)	(1,456,782)	(1,111,283)
Acquisition of Canopy Management and Golden Harvests	(801,436)	-	-	-
Dividend issued from Golden Harvests, LLC to minority owner	(530,000)	-	-	-
Payment of acquisition payable	-	-	-	(2,000)
Cash advances and loans made to other parties	(7,898,136)	(1,018,596)	(1,430,526)
Repayment of notes receivable principal and interest	484,160	-	-	-
Equity investment in ABCO Garden State LLC	(1,980,000)	-	-	-
Repayment of bridge note	266,417	-	-	-
Net cash used in investing activities	(12,198,009)	(1,145,286)	(2,887,308)	(1,113,283)

Financing activities
Proceeds from convertible debentures	-	-	8,000,000	-
Proceeds from exercise of warrants	4,657,460	-	-	-
Proceeds from exercise of stock options	359,958	-	-	-
Proceeds from sale of membership units	787,500	-	-	-
Proceeds from long-term debt	-	-	-	100,000
Proceeds from private placement	-	-	-	1,300,000
Proceeds from brokered private placement	-	-	-	-
Payment of equity debt and equity issuance costs	(126,914)	-	-	-
Repayment of long-term debt	(1,230,093)	(568,166)	(1,631,830)	(732,803)
Repayment of convertible debentures	(521,953)	(126,978)	(261,006)	-
Payments of lease principal	(974,749)	(444,347)	(1,673,344)	(1,089,738)
Net cash provided by (used in) financing activities	2,951,209	(1,139,491)	4,433,820	(422,541)

Change in cash	(2,122,358)	(2,053,668)	7,275,863	468,351
Cash, beginning	6,804,579	8,858,247	1,582,384	1,114,033
Cash, ending	4,682,221	6,804,579	8,858,247	1,582,384

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

1.	CORPORATE INFORMATION AND DEFINED TERMS

Corporate Information

These consolidated financial statements for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Entity	“Defined Term”	Location	Purpose	Percentage Held
Grown Rogue International Inc.	The “Company”	Ontario	Parent Company	NA
Grown Rogue Unlimited, LLC	“GR Unlimited”	Oregon	Holding Company	100%
Grown Rogue Gardens, LLC	“GR Gardens”	Oregon	Operating Entity	100%
GRU Properties, LLC	“GRU Properties”	Oregon	Property Management	100%
GRIP, LLC	“GRIP”	Oregon	Marketing/Branding	100%
Grown Rogue Distribution, LLC	“GR Distribution”	Oregon	Operating Entity	100%
Rogue EBC, LLC	“Rogue EBC”	Illinois	Operating Entity*	70%
Cannequality, LLC	“Cannequality”	Illinois	Licensing Company	70%
Canopy Management, LLC	“Canopy”	Michigan	Holding Company	100%
Golden Harvests LLC	“Golden Harvests”	Michigan	Operating Entity	80%
Grown Rogue Retail Ventures, LLC	“GR Retail”	Delaware	Holding Company	100%
Grown Rogue West New York, LLC	“West NY”	New Jersey	Retail Joint Venture**	44%

*	The Company consolidated 70% of Rogue EBC’s business activity under International Financial Reporting Standards (“IFRS”) 11 – Joint Arrangements. Cannequality is wholly owned by Rogue EBC, in which Cannequality is the legal entity that holds the acquired cannabis license for Rogue EBC’s joint arrangement operations. When regulatory milestones are achieved, the Company plans to dissolve Cannequality.
**	The Company, through its subsidiary GR Retail invested $806,250 in the equity of West NY. West NY is a lender to a retail business in New Jersey.

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.	SIGNIFICANT ACCOUNTING POLICIES AND JUDGMENTS

2.1	ACCOUNTING POLICIES

2.1.1	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Commission (“IFRIC”). These consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

The Board of Directors authorized the issuance of these consolidated financial statements on April 29, 2025.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set forth below.

2.1.2	Basis of Consolidation

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

2.1.3	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

2.1.4	Change in Fiscal Year End

In January 2024, the Company’s board of directors approved a change in the Company’s fiscal year end from October 31 to December 31, effective immediately.

2.1.5	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.1.6	Revenue

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

2.1.6.1	Revenues From Sales of Goods

Revenues from sales of goods are recognized when the transfer of ownership to the customer has occurred and the customer has accepted the product.

2.1.6.2	Service Revenue

Revenues from services are recognized when services have been provided, the income is determinable, and collectability is reasonably assured. The Company’s contract terms do not include a provision for significant post-service delivery obligations.

On May 24, 2023, GR Unlimited entered into a consulting agreement with Vireo Growth Inc. (formerly Goodness Growth Inc.) Under the consulting agreement, GR Unlimited supported Vireo Growth Inc. (“Vireo Growth”) in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, including Maryland and Minnesota. The Vireo Growth consulting agreement and amendments provided for service revenue earned to be calculated beginning January 2023. Also see Note 13.2 for further discussion on the terms and termination of the Vireo Growth consulting agreement.

On July 1, 2024, GR Unlimited entered into three consulting agreements with ABCO Garden State LLC (“ABCO”). Under the consulting agreements with ABCO, GR Unlimited shall provide ABCO consulting services for operational, compliance and accounting support in ABCO’s New Jersey cultivation operations, which commenced sales in December 2024. The ABCO consulting agreements provide for service revenue earned to be calculated beginning July 2024. Also see Note 6.2 for further discussion on the Company’s equity method investment in ABCO.

2.1.7	Inventory

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

2.1.8	Cost of Finished Cannabis Inventory Sold

Cost of finished cannabis inventory sold includes the value of inventory sold, excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.1.9	Biological Assets

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

2.1.10	Income (Loss) per Share

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

2.1.11	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

2.1.12	Related Party Transactions

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

2.1.13	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

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

2.1.14	Impairment of Long-Lived Assets

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.1.15	Share-based Compensation

2.1.15.1	Share Based Payment Transactions

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

2.1.15.2	Equity Settled Transactions

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

2.1.16	Share Issuance Costs

Costs incurred in connection with the issuance of equity are netted against the proceeds received net of tax. Costs related to the issuance of equity and incurred prior to issuance are recorded as deferred equity issuance costs and subsequently netted against proceeds when they are received.

2.1.17	Income Taxes

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The Company recognizes a deferred tax asset or liability for all deductible temporary differences arising from equity securities of subsidiaries, unless it is probable that the temporary difference will not reverse in the foreseeable future and the Company is able to control the timing of the reversal.

The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs.

2.1.18	Financial Instruments

2.1.18.1	Financial Assets

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

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the Solely Payment of Principal and Interest (“SPPI”) test are measured at amortized cost. Interest income is recognized as Other income (expense) in the financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	Fair Value through Other Comprehensive Income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other Comprehensive Income (“OCI”) directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.1.18.2	Financial Liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

-	FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

-	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

The following table summarizes the original measurement categories for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification
Accounts receivable	Amortized cost
Cash and cash equivalents	Amortized cost
Notes receivable	Amortized cost
Marketable securities	FVTPL
Warrants asset	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Business acquisition payable	Amortized cost
Interest payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	FVTPL

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.1.19	Business Combinations

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

2.1.20	Intangible Assets and Goodwill

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

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

2.1.21	Adoption of New Accounting Pronouncements

Amendments to International Accounting Standards (“IAS”) 1 – Presentation of Financial Statements

The amendment to IAS 1 – Presentation of Financial Statements specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated December 31, 2024.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.2	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods

2.2.1	Key Judgments

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements:

2.2.1.1	Leases

Determining the lease term of contracts with renewal and termination options – Group as lessee

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has several lease contracts that include extension and termination options. The Company applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

Refer to Note 7 for information on potential future rental payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

2.2.1.2	Consolidation of Entities in Which the Company Holds Less Than a Majority of Voting Rights (De Facto Control)

The Company considers that it controls Grown Rogue West New York even though it owns less than 50% of the voting rights. Control is applicable due the fact the GRIN CEO Obie Strickler has been appointed as manager of GRWNY and provisions in the operating agreement of GRWNY state that members have no power to participate in management of GRWNY except as expressly authorized and a 75% supermajority of the members is required to replace the manager, which cannot be achieved without GRRV.

2.2.1.3	Taxes

The Company is subject to assessments by tax authorities, who may interpret tax legislation differently than the Company. When there is uncertainty over income tax positions, the Company assesses whether it is probable that the relevant tax authority will accept the uncertain tax position. This assessment affects the amount of income tax expense recognized by the Company. If the Company concludes that it is not probable that a tax authority will accept the uncertain tax position, the effect of the uncertain tax position is reflected in the determination of the Company’s income tax expense or recovery based on the most likely amount or, if there are a wide range of possible outcomes, the expected value. Any interest and penalties related to unrecognized tax liabilities are presented within provision for income taxes within the consolidated statements of operations.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.2.2	Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

2.2.2.1	Fair Value of Biological Assets

Biological assets, consisting of unharvested cannabis plants, are dependent upon estimates of future economic benefits resulting from past events to determine the fair value through an exercise of significant judgement by the Company. In estimating the fair value of its biological assets, the Company uses market observable data to the extent it is available. Biological assets are measured at fair value less costs to sell up to the point of harvest. With respect to biological assets, where there is no active market for unharvested produce, determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to estimating the stage of growth of the cannabis plant, selling and other fulfillment costs, average selling prices and expected yields for the plants.

Fair value less cost to sell is determined using a model which estimates the expected harvest yield for plants currently being cultivated and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

2.2.2.1	Fair Value of Derivative Liabilities

The Company values its warrants through the Black-Scholes pricing model. The inputs used are taken from observable markets such as its market price from the stock exchange. It also relies on an exchange rate from a third-party website. The Company also inputs the market price volatility which is determined by the changes in market price over its remaining life from the date of valuation. However, a level of judgment is made where the volatility is capped at the lower of 99% or expected volatility. The Company’s management believes that a higher volatility was previously driven by ill liquidity and a spectrum of distress that no longer apply to the Company.

2.2.2.1	Fair Value of Warrant Assets

The Company values its warrants through the Black-Scholes pricing model. The inputs used are taken from observable markets such as its market price from the stock exchange. It also relies on an exchange rate from a third-party website. The Company also inputs the market price volatility which is determined by the changes in market price over its remaining life from the date of valuation.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.2.2.1	Useful Life of Property and Equipment

The Company reviews the expected useful lives of property, plant and equipment at least annually. In particular, it considers the impact of health, safety and environmental legislations, changes in cultivation methods, and technology advancements in its assessment of expected useful lives and estimated residual values.

2.2.2.1	Leases – Estimating the Incremental Borrowing Rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses an estimated range of rates between 9% to 11% consistently over all entities. Management’s discretion was that the business plans were stable and expected to continue.

2.1.22	New Accounting Pronouncements

IFRS 18 – Presentation and Disclosures

IFRS 18 – Presentation and Disclosures in Financial Statements will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The standard is applied retrospectively, with specific transition provisions, and early adoption is permitted. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

3.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants, which reflect measurement at Fair Value Less Costs to Sell (“FVLCTS”). changes in the carrying amounts of biological assets for the year ended December 31, 2024, the two months ended December 31, 2023, and October 31, 2023 are as follows:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Beginning balance	1,723,342	1,566,822	1,199,519
Increase in biological assets due to capitalized costs	7,315,025	1,057,764	6,792,298
Change in FVLCTS due to biological transformation	2,816,948	686,867	3,355,797
Transferred to inventory upon harvest	(10,300,693)	(1,588,111)	(9,780,792)
Ending balance	1,554,622	1,723,342	1,566,822

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

	December 31, 2024	December 31, 2023	October 31, 2023	December 31, 2024	December 31, 2023	October 31, 2023
Estimated selling price per pound ($/pound)	$797	$938	$945	$298,399	$335,193	$340,390
Estimated stage of growth (%)	52%	55%	51%	$252,151	$285,243	$280,663
Estimated flower yield per harvest (pound)	3,332	2,972	3,283	$252,151	$285,243	$280,663

4.	INVENTORY

The Company’s inventory composition is as follows:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Raw materials	340,917	503,216	501,433
Work in process	3,276,301	3,979,335	3,677,502
Finished goods	1,152,558	538,739	315,322
Ending balance	4,769,776	5,021,290	4,494,257

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the year ended December 31, 2024, was $12,827,041 (For the two months ended December 31, 2023 - $1,404,323; for the year ended October 31, 2023 - $11,155,676; for the year ended October 31, 2022 - $9,227,439).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

5.	BUSINESS COMBINATIONS

The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – December 31, and October 31, 2023	360,000
Buyout of Canopy minority interest	780,000
Acquisition of an additional 20% membership units in Golden Harvests	1,134,952
Canopy buyout payments	(271,438)
Golden Harvests 20% acquisition payments	(530,000)
Accretion	756,906
Balance – December 31, 2024	2,230,421
Current portion	536,881
Non-current portion	1,693,540

5.1	Canopy Buyout

On April 24, 2024, the Company acquired the 13% non-controlling interest in Canopy, after which the Company owned a 100% interest in Canopy, for aggregate consideration of $780,000 comprised of upfront cash payments of $156,000 and deferred cash payments of $624,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Consideration remaining to be paid at the date of these audited consolidated financial statements included cash payments of $620,478.

5.2	Golden Harvests

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

On April 24, 2024, the Company acquired an additional 20% interest in Golden Harvests for aggregate consideration of $2,342,207 comprised of deferred cash payments of $2,000,0000 (the Initial Purchase Price or “IPP”) plus true-up amounts (the Additional Purchase Price or “APP”). The IPP is to be paid for in thirteen quarterly installments beginning on January 1, 2025. The Company may pay all or part of the cash portion of the business acquisition consideration payable after January 1, 2025. IPP remaining to be paid at the date of these audited consolidated financial statements included cash payments of $2,000,000. The IPP was recorded at its fair value at the date of inception of $1,134,952.

The APP is calculated on a distribution equivalent basis whereby the seller receives a true-up payment pro-rata based on the proportion of remaining IPP balance at the time of the distribution payment made to the Company. If distribution equivalent amounts in any quarter are in excess of the minimum interest amounts, then no minimum interest amount is due. The distribution equivalent is reduced pro-rata in accordance with amounts paid down against sellers IPP.

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

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a promissory note payable with a principal sum of $1,250,000, which was fully paid during the two months ended December 31, 2023.

6.2	Investment in ABCO Garden State, LLC (“ABCO”)

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO, pending regulatory approval from the New Jersey Cannabis Regulatory Commission (“CRC”). As of May 31, 2024, the Company executed the first option to acquire a 44% membership interest in ABCO. ABCO received licensing approval from the CRC and has an annual NJ cultivation license with local zoning, planning approvals and sufficient power supply. The Company purchased the first option to acquire 44% of ABCO for total consideration of $1,257,142, which has been paid via conversion of previously advanced amounts. The Company may exercise the second option to purchase an additional 26% membership interest in ABCO, pending regulatory approval, two years after operations commence. The purchase price for the second option is $722,858. The first and second options to purchase ABCO are classified as Other Investments and valued under the equity method, which includes the following:

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The following table summarizes the movement in business acquisition consideration payable.

Other investments:	$
Balance – December 31, 2023 and October 31, 2023	-
Additions due to purchase of first option to acquire 44% of ABCO	1,257,142
Purchase price for the second option to acquire an additional 26% of ABCO	722,858
Equity method adjustments	(169,638)
Balance – December 31, 2024	1,810,363

6.3	Notes Receivable

Transactions related to the Company’s notes receivable for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, include the following:

	Notes
Movement in notes receivable	6.3.1	6.3.2	6.3.3	6.3.4	6.3.5	6.3.6	6.3.7	Total $
Balance - October 31, 2022	-	-	-	-	-	-	-	-
Advances	1,170,101	-	-	-	250,000	-	-	1,420,101
Accrued interest	8,758	-	-	-	1,667	-	-	10,425
Balance - October 31, 2023	1,178,859	-	-	-	251,667	-	-	1,430,526
Advances	982,757	-	-	-	-	-	-	982,757
Accrued interest	30,755	-	-	-	5,083	-	-	35,838
Balance - December 31, 2023	2,192,371	-	-	-	256,750	-	-	2,449,121
Advances	1,663,646	400,000	3,000,000	1,050,000	-	1,150,000	287,500	7,551,146
Accrued interest	591,124	41,508	110,979	25,958	-	95,639	4,872	879,747
Repayments	(484,161)	-	-	-	(266,417)	-	-	(750,577)
Gain on extinguishment	156,165	-	-	-	-	-	-	156,165
Extinguishment	(3,870,887)	-	-	-	-	-	-	(3,870,887)
Assignment	3,388,889	-	-	-	-	-	-	3,338,889
Balance - December 31, 2024	3,637,147	441,508	3,110,979	1,075,958	-	1,245,639	292,372	9,803,604
Current portion	3,637,147	441,508	3,110,979	-	-	-	-	7,189,635
Non-current portion	-	-	-	1,075,958	-	1,245,639	292,372	2,613,969

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

6.3.1	ABCO $4M Drawdown Promissory Note (New Jersey Cultivation)

On October 3, 2023, GR Unlimited executed a promissory note with ABCO’s affiliate, Iron Flag LLC, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and completed in the third quarter of 2024.

Pursuant to this promissory note, GR Unlimited was required to make the maximum amount available in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrued at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. As of the consolidated statements of financial position dated December 31, 2024, the Company has advanced the full $4M agreed to under this promissory note.

On August 24, 2024, the Company entered into an agreement to assign this promissory note from Iron Flag, LLC to GR Unlimited such that the original note was extinguished resulting in a gain on extinguishment of $156,165. Under the terms of the new note, interest on the outstanding principal borrowed shall accrue at a rate of 13.5% per annum to be paid currently as a monthly payment. An additional 5% interest shall accrue on the outstanding balance of all prior advances and deferred amounts until all of the advances have been fully paid. This debt modification was accounted for as an extinguishment under IFRS 9 – Financial Instruments, whereas the original instrument was derecognized and a new debt instrument recognized in its place.

As at December 31, 2024, the outstanding balance of the new debt instrument was $3,055,175 December 31, 2023 - $2,152,858; October 31, 2023-$1,170,101) and the accrued interest was $581,972 (December 31, 2023 - $39,513; October 31, 2023 - $8,758).

As of December 31, 2024, ABCO was in default of paying the principal and interest payments on this promissory note resulting in an increased interest rate per annum of 18%, an addition to the 5% interest that accrued on the outstanding balance of all prior advances and deferred amounts.

6.3.2	ABCO Bridge Note (New Jersey Cultivation)

On June 3, 2024, GR Unlimited executed a promissory note and advanced $400,000 to ABCO representing the principal amount of the note. Pursuant to this promissory note, interest on the outstanding principal borrowed shall accrue at a rate of 18% per annum provided that the extended maturity date is not triggered, in which interest shall accrue at a rate of 22% on the outstanding balance commencing on the maturity date and ending on the extended maturity date.

As at December 31, 2024, the outstanding balance of the promissory note was $400,000 (December 31 and October 31, 2023 - nil ), and the accrued interest was $41,508 (December 31 and October 31, 2023 – nil ).

6.3.3	ABCO Drawdown Promissory Note (New Jersey Cultivation)

On June 24, 2024, GR Unlimited executed a promissory note and advanced $500,000 to ABCO. Pursuant to this note, GR Unlimited shall make the maximum amount available to ABCO in one or more advances in an aggregate amount not to exceed $3,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 10.5% per annum.

As at December 31, 2024, the outstanding balance of the promissory note was $3,000,000 (December 31 and October 31, 2023 – nil ), and the accrued interest was $110,980 (December 31 and October 31, 2023 – nil ).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

6.3.4	ABCO Convertible Note (New Jersey Cultivation)

On October 17, 2024, GR Unlimited executed a convertible promissory note with ABCO Garden State, LLC in the amount of $1,050,000. The note is convertible into equity of ABCO at a rate of 1% per $28,571.43 of principal borrowed upon certain future regulatory milestones. The note carries an interest rate of 15% and can be drawn down in increments of $10,000.

As at December 31, 2024, the outstanding balance of the convertible promissory note was $1,050,000 (December 31 and October 31, 2023 – nil ), and the accrued interest was $25,958 (December 31 and October 31, 2023 – nil ).

6.3.5	New Jersey Retail Promissory Note (New Jersey Retail)

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the promissory note.

As at December 31, 2024, the outstanding balance of the promissory note was $nil (December 31, 2023 - $250,000; October 31, 2023 - $250,000) and accrued interest was $nil (December 31, 2023 - $5,083; October 31, 2023 - $166) as the total balance was fully paid.

6.3.6	First Nile Convertible Note (New Jersey Retail)

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult-use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and initially advanced $500,000 to Nile of NJ LLC, a New Jersey limited liability company. The Company advanced an additional $650,000 to Nile of NJ LLC. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%. The Company received equity investments of $600,000 into Retail Ventures from various parties including $500k from related parties to fund this investment.

As at December 31, 2024, the outstanding balance of the convertible promissory note was $1,150,000 (December 31 and October 31, 2023 - nil ), and the accrued interest was $95,639 (December 31 and October 31, 2023 - nil ).

6.3.7	Second Nile Convertible Note (New Jersey Retail)

On October 28, 2024, the Company through its subsidiary West New York advanced an additional $287,500 to Nile of NJ LLC under a convertible note in the amount of $287,500. West New York concurrently received equity subscriptions of $137,500 in support of this funding.

As at December 31, 2024, the outstanding balance of the promissory note was $287,500 (December 31 and October 31, 2023 – nil ), and the accrued interest was $4,872 (December 31 and October 31, 2023 – nil ).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

7.	LEASES

The following is a continuity schedule of lease liabilities:

Lease liabilities	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Balance - beginning	2,898,058	2,918,683	2,301,129
Additions	3,495,249	528,980	2,583,661
Disposals	(206,615)	(105,258)	(292,763
Interest expense on lease liabilities	312,684	58,361	272,521
Payments	(1,287,433)	(502,708)	(1,945,865)
Balance - ending	5,211,943	2,898,058	2,918,683
Current portion	736,453	925,976	824,271
Non-current portion	4,475,490	1,972,082	2,094,412

Set out below are undiscounted minimum future lease payments after December 31, 2024:

Total future minimum lease payments ($)
Less than one year	1,193,947
Between one and five years	6,114,002
Total minimum lease payments	7,307,949
Less amount representing interest	(2,096,006)
Total	5,211,943

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

8.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Production Equipment and Other	Land	Leasehold Improvements	Right-of- use Assets	Total
	$	$	$	$	$	$
COST
Balance - October 31, 2022	16,283	543,032	-	7,982,520	4,279,409	12,821,244
Additions	-	434,736	-	990,469	2,583,661	4,008,866
Disposals	-	(3,339)	-	(3,862)	(599,707)	(606,908)
Balance - October 31, 2023	16,283	974,429	-	8,969,127	6,263,363	16,223,202
Additions	-	14,109	-	226,921	528,980	770,010
Disposals	-	(70,198)	-	(131,646)	(185,826)	(387,670)
Balance - December 31, 2023	16,283	918,340	-	9,064,402	6,606,517	16,605,542
Additions	-	51,800	1,533,793	991,237	3,495,249	6,072,078
Disposals	-	-	-	(22,474)	(689,237)	(711,711)
Balance - December 31, 2024	16,283	971,140	1,533,793	10,033,165	9,412,529	21,965,909
ACCUMULATED AMORTIZATION
Balance - October 31, 2022	16,283	309,405	-	2,717,541	2,043,114	5,086,343
Amortization for the period	-	94,518	-	1,108,228	1,312,968	2,515,714
Disposals	-	(2,584)	-	(802)	(128,735)	(132,121)
Balance - October 31, 2023	16,283	401,339	-	3,824,967	3,227,347	7,469,936
Amortization for the period	-	26,866	-	197,164	285,392	509,422
Disposals	-	(54,726)	-	(47,038)	(92,949)	(194,713)
Balance - December 31, 2023	16,283	373,479	-	3,975,093	3,419,790	7,784,645
Amortization for the period	-	132,498	-	1,237,384	1,479,290	2,849,172
Disposals	-	-	-	(10,729)	(527,399)	(538,128)
Balance - December 31, 2024	16,283	505,977	1,533,793	5,201,748	4,371,680	10,095,689
NET BOOK VALUE
Balance - October 31, 2023	-	573,090	-	5,144,160	3,036,016	8,753,266
Balance - December 31, 2023	-	544,861	-	5,089,309	3,186,727	8,820,897
Balance - December 31, 2024	-	464,163	1,533,793	4,831,417	5,040,848	11,870,220

For the year ended December 31, 2024, amortization capitalized into inventory was $1,909,446 (For the two months ended December 31, 2023 - $323,007; for the years ended October 31, 2023, and 2022 - $1,937,073 and $1,251,391 respectively) and expensed amortization was $939,727 (for the two months ended December 31, 2023 - $186,415; for the years ended October 31, 2023, and 2022 - $578,641 and $750,916 respectively).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

9.	INTANGIBLE ASSETS AND GOODWILL

Indefinite lived intangible assets and goodwill	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Balance – beginning	725,668	725,668	725,668
Additions – grower licenses	532,000	-	-
Balance – ending	1,257,668	725,668	725,668

Additions during the year ended December 31, 2024, resulted from the company acquiring Illinois cultivation licenses in the amount of $532,000 for Rogue EBC’s joint arrangement.

10.	LONG-TERM DEBT

Transactions related to the Company’s long-term debt for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, include the following:

Long-term Debt
Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	Total $
Balance - October 31, 2022	1,250,000	303,110	327,010	167,091	561,611	-	2,608,822
Interest accretion	-	96,985	83,752	43,006	187,782	-	411,525
Debt payments	(900,000)	(25,000)	(25,000)	(12,500)	(669,330	-	(1,631,830)
Balance - October 31, 2023	350,000	375,095	385,762	197,596	80,063	-	1,388,517
Interest accretion	-	18,355	15,418	3,811	4,769	-	42,353
Debt payments	(350,000)	(4,167)	(4,167)	(125,000)	(84,832	-	(568,166)
Balance - December 31, 2023	-	389,283	397,013	76,407	-	-	862,703
Additions to debt	-	-	-	-	-	1,285,000	1,285,000
Interest accretion	-	34,752	40,480	11,890	-	85,112	172,334
Debt payments	-	(383,333)	(395,055)	(88,298)	-	(223,911)	(1,090,677)
Balance - December 31, 2024	-	40,702	42,538	-	-	1,146,121	1,229,360
Current portion	-	40,702	42,538	-	-	144,440	227,679
Non-current portion	-	-	-	-	-	1,001,681	1,001,681

10.1	12% Note Payable Owned by GR Distribution to HSCP with Original Principal Amount of $1,250,000

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 6.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022, and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the Secured Promissory Note between GR Distribution and HSCP, were amended. As amended, the Secured Promissory Note was fully settled by two principal amounts of $500,000 and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount accrued simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

On May 1, 2023, the terms of the Secured Promissory Note were again amended. Under the second amendment, the Secured Promissory Note was fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bears no interest, was due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The balance was fully paid during the two months ended December 31, 2023.

10.2	10% Note Payable Owned by Golden Harvests with Original Principal Amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest payable monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%. During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, the Company made principal and interest payments of $383,333, $4,167 and $25,000 respectively.

10.3	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest payable monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, the Company made principal and interest payments of $395,055, $4,167 and $25,000 respectively.

10.4	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest payable monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, the Company made principal and interest payments of $88,298, $125,000 and $12,500 respectively.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

10.5	0% Stated Rate Note Payable by Canopy with Original Principal Amount of $600,000 and Royalty Payments to Lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000. It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%. A portion of this debt is due to related parties (Note 17.4). During the two months ended December 31, 2023, the balance was fully paid.

10.6	Note Payable Owed by GRU Properties, LLC with Original Principal Amount of $1,285,000

On January 12, 2024, debt with a principal amount of $1,285,000 was received, secured by deed of trust of $1,285,000. Interest is paid at the higher of 5% or the London Interbank Offered Rate (‘LIBOR”) for the first twelve months. For the thirteenth month to the twenty-fourth month, interest is paid at the higher of 6% or the LIBOR and for twenty-fifth month to the thirty-sixth month, interest is paid at the higher of 7% or the LIBOR. Interest is paid at the end of the month in arrears and is computed based on a 30-day month and has a maturity date of December 1, 2027. The note is reported at amortized cost using an effective rate of approximately 7.2%. During the year ended December 31, 2024, the Company made principal and interest payments of $223,991 (for the two months ended December 31, 2023, and the year ended October 31, 2023 – nil ).

Transactions relating to the Company’s convertible debentures for the year ended December 31, 2024, the two months ended December 31, 2023 and the year ended October 31, 2023, include the following:

11.	CONVERTIBLE DEBENTURES

	$	$	$
Movement in convertible debt	Note 11.1	Note 11.2	Total
Balance - October 31, 2022	-	-	-
Additions to debt	2,000,000	6,000,000	8,000,000
Derivative liability recognition	(783,856)	(3,982,944)	(4,766,800)
Debt settlement through conversion of shares (Note 11.1.1)	(1,174,639)	-	(1,174,639)
Interest accretion	343,556	271,651	615,207
Debt payments	(137,745)	(123,261)	(261,006)
Balance - October 31, 2023	247,316	2,165,446	2,412,762
Interest accretion	11,672	162,468	174,140
Debt payments	(7,875)	(119,103)	(126,978)
Balance - December 31, 2023	251,113	2,208,811	2,459,924
Debt settlement through conversion of shares	(277,092)	(738,986)	(1,016,078)
Interest accretion	42,844	980,489	1,023,333
Debt and interest payments	(16,865)	(505,088)	(521,953)
Balance - December 31, 2024	-	1,945,226	1,945,226
Current portion	-	1,945,226	1,945,226
Non-current portion	-	-	-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022. (“December Convertible Debentures”). The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants, that represents 50% coverage of each purchaser’s Convertible Debenture investment (“December Warrants”). The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the December Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, a total of 6,716,499 common share purchase warrants were issued for 6,716,499 common shares (Note 12.5).

11.1.1	Debt Settlement Through Conversion of Shares

During the year ended December 31, 2024, the Purchasers of the December Convertible Debentures fully converted an aggregate total of convertible debenture principal of $277,092 at CAD$0.20 per share into 2,413,525 common shares (for the two months ended December 31, 2023 – nil; for the year ended October 31, 2023 ($1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 common shares respectively).

The derivative liability was not remeasured at December 31, 2024, given that the December Convertible Debentures were fully settled (December 31, 2023 – $439,860; October 31, 2023 $490,195).

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured the convertible debentures with an aggregate principal amount of $5,000,000 (“July Convertible Debentures”). The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed (“July Warrants”). The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the July Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, 13,737,500 common share purchase warrants were issued for 13,737,500 common shares (Note 12.5).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

11.2.1	Debt Settlement Through Conversion of Shares

During the year ended December 31, 2024, Purchasers of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $423,515 at CAD$0.28 per share into 5,388,062 common shares.

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at December 31, 2024. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at December 31, 2024, was estimated to be $12,504,175 (December 31, 2023 - $5,824,496; October 31, 2023 - $6,053,927) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	2.92%
Expected life	2.53 years
Expected volatility	80.45%

11.2.2	9% Convertible Debentures with Original Principal Amount of $1,000,000

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (“August Convertible Debentures”), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants (“August Warrants”). The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the August Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, 2,816,250 purchase warrants were issued for 2,816,250 common shares (Note 12.5).

11.2.3	Debt Settlement Through Conversion of Shares

During the year ended December 31, 2024, Purchasers of the August Convertible Debentures converted an aggregate total of convertible debenture principal of $328,000 at CAD$0.28 per share into 5,682,083 common shares to fully settle the convertible debenture.

The derivative liability was not remeasured at December 31, 2024, given that the August Convertible Debentures were fully settled (December 31, 2023 - $1,207,163; October 31, 2023 - $1,264,378).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

12.	SHARE CAPITAL AND SHARES ISSUABLE

The Company was previously authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

Effective June 24, 2024, the Company completed the Share Reorganization to redesignate its existing class of common shares without par value in the Company’s capital as SV Shares and create a new class of unlisted MV Shares. As of the audited consolidated statements of financial position dated December 31, 2024, total common shares outstanding were 222,276,113, in which all MV Shares have been converted into SV Shares.

During the year ended December 31, 2024, the following share transactions occurred:

12.1	3,686,308 Subordinate Voting Shares Issued for Option Exercise

The Company 3,686,308 subordinate voting with an aggregate fair value of $633,912 as holders opted to convert their options.

12.2	2,413,525 Subordinate Voting Shares Issued to Fully Settle the December Convertible Debentures

The Company issued 2,413,525 subordinate voting shares with an aggregate fair value of $1,392,072, as all holders opted to convert their convertible debentures.

12.3	5,388,062 Subordinate Voting Shares Issued to Partially Settle the July Convertible Debentures

The Company issued 5,388,062 subordinate voting shares with an aggregate fair value of $3,512,952, as few holders opted to convert their convertible debentures.

12.4	5,682,083 Subordinate Voting Shares Issued to Fully Settle the August Convertible Debentures

The Company issued 5,682,083 subordinate voting shares with an aggregate fair value of $3,836,588, as all holders opted to convert their convertible debentures.

12.5	23,270,249 Subordinate Voting Shares Issued for Warrant Exercise

During the year ended December 31, 2024, the Company issued 23,270,249 subordinate voting shares for total proceeds of $4,657,460 gross of issuance costs of $126,914.

The Company issued 6,716,499 subordinate voting shares for total proceeds of $1,239,446 relating to the December Convertible Debentures which had a warrant strike price of CAD$0.25 per share.

The Company issued 13,737,500 subordinate voting shares for total proceeds of $2,836,445 relating to July Convertible Debentures, which had a warrant strike price of CAD$0.28 per share.

The Company also issued 2,816,250 subordinate voting shares for total proceeds of $581,569 relating to the August Convertible Debentures which had a warrant strike price of CAD$0.28 per share.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

12.6	Share Reorganization

On June 24, 2024, the Company completed the Share Reorganization as approved by the Company’s shareholders at its annual and special meeting. Pursuant to the Share Reorganization, the Company amended its articles to redesignate its existing class of common shares without par value in the capital of the Company as SV Shares and created a new class of unlisted MV Shares. The SV Shares can be converted into MV Shares at a conversion ratio of 1,000:1, and the MV Shares carry 1,000 votes per share.

During the two months ended December 31, 2023, no share transactions occurred.

During the year ended October 31, 2023, the following share transactions occurred:

12.7	200,000 Common Shares Issued to Settle Shares Issuable

On January 10, 2023, the Company issued 200,000 common shares with an aggregate fair value of $35,806, which was reported as issuable as at October 31, 2022, which represented a portion of consideration for the acquisition of Golden Harvests.

12.8	10,151,250 Common Shares Issued to Settle Convertible Debentures

On July 13, 2023, the Company issued 10,151,250 common shares with an aggregate fair value of $2,428,656, as holders opted to convert their convertible debentures.

12.9	1,022,025 Common Shares Issued to Settle Convertible Debentures

On August 30, 2023, the Company issued 1,022,025 common shares with an aggregate fair value of $270,133, as holders opted to convert their convertible debentures.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

13.	WARRANTS

The following table summarizes the warrant activities for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022:

	Number	Weighted Average Exercise Price (CAD$)
Balance – October 31, 2021	56,919,787	0.220
Expiration of warrants pursuant to convertible debt deemed re-issuance	(8,409,091)	0.160
Expiration of warrants issued pursuant to private placement to PBIC	(15,000,000)	0.130
Balance – October 31, 2022	33,510,696	0.280
Issuance pursuant to the December Convertible Debentures (Note 11.1)	6,716,499	0.250
Issuance pursuant to the July Convertible Debentures (Note 11.2)	13,737,500	0.280
Issuance pursuant to the August Convertible Debentures (Note 11.2.1)	2,816,250	0.280
Issued pursuant to the Consulting Agreement with Goodness Growth (Note 13.2)	8,500,000	0.330
Expiration of warrants pursuant to Feb 2021 subscription	(8,200,000)	0.200
Expiration of warrants pursuant to the Offering (Special warrant issue)	(23,162,579)	0.300
Expiration of warrants pursuant to terminate purchase agreement	(2,148,117)	0.440
Balance – December 31, and October 31, 2023	31,770,249	0.230
Conversion to common shares pursuant to the December Convertible Debentures	(6,716,499)	0.250
Conversion to common shares pursuant to the July Convertible Debentures	(13,737,500)	0.280
Conversion to common shares pursuant to the August Convertible Debentures	(2,816,250)	0.280
Forfeit and return of cancellation of warrants pursuant to termination of Consulting Agreement with Vireo Growth Inc. (Note 13.2)	(4,500,000)	0.225
Balance – December 31, 2024	4,000,000	0.225

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

At December 31, 2024, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.225	4,000,000	3.76	October 05, 2028
0.225	4,000,000	3.76

At December 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.250	6,716,499	1.92	December 2, 2025
0.280	13,737,500	2.53	July 13, 2026
0.280	2,816,250	2.63	August 17, 2026
0.225	8,500,000	4.77	October 05, 2028
0.290	31,770,249	3.01

At October 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.250	6,716,499	2.09	December 2, 2025
0.280	13,737,500	2.70	July 13, 2026
0.280	2,816,250	2.80	August 17, 2026
0.225	8,500,000	4.93	October 05, 2028
0.290	31,770,249	3.18

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

13.1	Agent Warrants

On March 5, 2021, as consideration for the services rendered the Agent to the Offering (a brokered private placement of special warrants), the Company issued to the Agent an aggregate of 1,127,758 Broker Warrants of the Company exercisable to acquire 1,127,758 Compensation Options for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 Advisory Warrants exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the Agent Warrants.

Each Compensation Option entitled the holder thereof to purchase one Compensation Unit of the Company at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit was comprised of one common share and one Compensation Warrant. Each Compensation Warrant entitled the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The Agent Warrants expired on March 5, 2023.

13.2	Goodness Growth Consulting Agreement

The Consulting Agreement with Vireo Growth Inc. (“Vireo Growth”) was executed as of May 24, 2023, whereby GR Unlimited will support Vireo Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

As part of this strategic agreement, Vireo Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Vireo Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Vireo Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company issued 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Vireo Growth, with a strike price equal to CAD$0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement.

On October 11, 2024, the Company announced the termination of the advisory agreement with Vireo Growth. As consideration for the early termination, Vireo Growth will forfeit and return for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue International Inc. that are held by Vireo Growth at a CAD$0.225 strike price. Additionally, Vireo Growth will pay the Company US$800,000 in cash. Vireo has the option of deferring the cash payment by making 4 quarterly payments of US$250,000. Grown Rogue will also receive its full consulting fee for the work performed in Q3 2024 and retains its 10,000,000 warrants in Vireo Growth Inc. On October 18, 2024, the Company received a termination fee of $800,000 in cash in accordance with the Consulting Agreement on October 18, 2024.

The Company first measured and recognized the fair value ($1,232,253) of the warrants using a Black-Scholes option pricing model as of the warrants’ deemed issuance date, which was the effective date of the Consulting Agreement (May 24, 2023). The Company and Vireo Growth issued and exchanged the warrants on October 5, 2023, at which time the carrying value ($1,232,253) of the warrants issued and received was recorded to equity and Warrants Asset, respectively.

The Warrants Asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the Warrants Asset at December 31, 2024, was estimated to be $4,593,844 (December 31, 2023 - $1,761,382; October 31, 2023 - $1,361,366) using the following assumptions:

Expected (strike) price	0.317
Risk-free interest rate	2.92%
Expected life	3.76 years
Expected volatility	119%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

14.	STOCK OPTIONS AND RESTRICTED STOCK UNITS (“RSU”)

14.1	Stock Options

The following table summarizes the stock option movements for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022:

	Number	Exercise price (CAD$)
Balance - October 31, 2021	5,765,000	0.20
Granted to employees	605,000	0.15
Forfeitures by service provider	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance - October 31, 2022	4,910,000	0.18
Granted to employees	3,650,000	0.15
Granted to employees	400,000	0.30
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(430,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance - October 31, 2023	11,205,000	0.17
Granted to employees	100,000	0.39
Granted to service providers	500,000	0.39
Expiration of options to employees	(5,000)	0.15
Balance - December 31, 2023	11,800,000	0.18
Granted to employees	4,945,000	0.84
Granted to employees	500,000	0.93
Granted to service providers	1,910,000	0.84
Options exercised into common shares	(3,765,000)	0.15
Expiration of options employees	(25,000)	0.15
Balance - December 31, 2024	15,365,000	0.51

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

14.1.1	Stock Options Granted

During the year ended December 31, 2024, 7,355,000 options were granted to employees and service providers (for the two months ended December 31, 2023 – 600,000; for the year ended October 31, 2023 – 6,800,000).

The fair value of the options granted during the year ended December 31, 2024, was approximately $2,511,355 (CAD$3,609,144), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.78%
Expected life	3.02 years
Expected volatility	86%

The vesting terms of options granted during the year ended December 31, 2024, are set out in the table below:

Number granted	Vesting terms
50,000	100% of the options vest on August 31, 2025
7,350,000	1/3 of the Options vest on each of December 31, 2024, 2025 and 2026
7,335,000

The vesting terms of options granted during the year ended December 31, 2023, are set out in the table below:

Number granted	Vesting terms
100,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
600,000	Monthly over a year
700,000

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The vesting terms of options granted during the year ended October 31, 2023, are set out in the table below:

Number granted	Vesting terms
200,000	1/3 on each anniversary of grant date
200,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
400,000	Fully vested on grant date
6,000,000	Vest on one year anniversary of grant date
6,800,000

14.1.2	Stock Options Issued and Outstanding

At December 31, 2024, the following Stock Options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.30	1,000,000	1,000,000	0.33	April 2025
0.16	1,150,000	1,150,000	0.40	May 2025
0.15	85,000	85,000	0.85	November 2025
0.15	300,000	300,000	1.30	April 2026
0.15	4,475,000	4,475,000	2.03	January 2027
0.84	5,380,000	1,776,656	2.67	August 2027
0.30	400,000	116,666	2.70	September 2027
0.39	600,000	550,000	2.88	November 2027
0.84	75,000	24,999	3.67	August 2028
0.93	500,000	-	4.00	December 2028
0.84	1,400,000	466,666	4.67	August 2029
0.51	15,365,000	9,944,987	2.36

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

At December 31, 2023, the following Stock Options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,840,000	1,777,500	0.5	July 2024
0.15	200,000	200,000	0.9	November 2024
0.30	1,000,000	850,000	1.3	April 2025
0.16	1,150,000	1,150,000	1.4	May 2025
0.15	85,000	85,000	1.8	November 2025
0.15	300,000	150,000	2.3	April 2026
0.15	6,225,000	400,000	3.0	January 2027
0.30	400,000	-	3.7	September 2027
0.39	600,000	41,666	3.9	November 2027
0.18	11,800,000	4,654,166	2.3

At October 31, 2023, the following Stock Options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,840,000	1,782,500	0.7	July 2024
0.15	200,000	200,000	1.1	November 2024
0.30	1,000,000	850,000	1.5	April 2025
0.16	1,150,000	1,150,000	1.6	May 2025
0.15	85,000	85,000	2.0	November 2025
0.15	300,000	150,000	2.5	April 2026
0.15	6,225,000	400,000	3.2	January 2027
0.30	400,000	-	3.9	September 2027
0.17	11,205,000	4,617,500	2.4

14.2	Restricted Stock Units

The following table summarizes the restricted stock units movements for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023:

	Number	Exercise price (CAD$)
Balance – December and October 31, 2023	-	-
Granted to service providers	454,200	0.83
Granted to employees	271,500	0.91
Balance – December 31, 2024	725,700	0.86

During the year ended December 31, 2024, 1,960,075 restricted stock units were approved. Of these, 725,700 restricted stock units were granted during the year ended December 31, 2024. Subsequent to the date of the balance sheet, the remaining 1,234,375 restricted stock units were granted (for the two months ended December 31, 2023, and the year ended October 31, 2023 – nil).

The fair value of the restricted stock units granted during the year ended December 31, 2024, was approximately $445,971 (CAD$624,051).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The vesting terms of the restricted stock units granted during the year ended December 31, 2024, are set out in the table below:

Number granted	Vesting terms
291,700	100% of the RSUs vest on January 1, 2025
60,000	100% of the RSUs vest on December 31, 2025
374,000	100% of the RSUs vest on January 1, 2026
725,700

There were no restricted stock units issued during the two months ended December 31, 2023, and the year ended October 31, 2023.

14.3	Restricted Stock Units Issued and Outstanding

Exercise price (CAD$)	Restricted Stock Units outstanding	Remaining Contractual Life (years)	Vesting End Date
0.83	80,200	0.00	January 01, 2025
0.83	374,000	1.00	January 01, 2026
0.91	211,500	0.00	January 01, 2025
0.91	60,000	1.00	December 31, 2025
0.86	725,700	0.60

15.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the year ended December 31, 2023, the two months ended December 31, 2023, and the year ended October 31, 2023, are as follows:

	December 31, 2024	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$	$
Accounts receivable	46,078	466,434	(465,465)	(904,711)
Inventory and biological assets	(192,837)	(344,311)	(767,636)	(94,595)
Prepaid expenses and other assets	(443,673)	(27,549)	(40,513)	5,267)
Accounts payable and accrued liabilities	680,871	(1,115,128	569,451	(124,334)
Interest payable	-	-	-	(13,750)
Income tax payable	1,033,789	507,332	55,024	56,401
Uncertain tax position liability	269,883
Unearned revenue	-	-	(28,024)	(95,389
Total	1,394,111	(513,222)	(677,163)	(1,171,111)

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

16.	SUPPLEMENTAL CASH FLOW DISCLOSURE

	December 31, 2024	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$	$
Fair value of common shares issued to settle convertible debentures	8,753,658	-	2,698,789	-
Fair value of common shares issued and issuable for services	-	-	-	59,796
Note payable to PMW LLC to acquire assets (Note 10.7)	139,409	-	-	-
Note payable to Lender Capital, LLC to acquire Ross Lane Property (Note 10.6)	1,285,000	-	-	-
Right-of-use assets acquired through leases (Note 7)	3,495,249	528,980	2,583,660	1,030,429
Note payable to HSCP used to acquire assets (Note 10.5)	-	-	350,000	1,250,000

17.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, and 2022, the Company incurred the following related party transactions:

17.1	Transactions with the CEO

Through its wholly owned subsidiary, GRU Properties, the Company leases an outdoor grow property located in Trail, Oregon, owned by the Company’s President and CEO (“Trail”). The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 (two months ended December 31, 2023 – $12,000; years ended October 31, 2023, and 2022 - $72,000 and $72,000 respectively) were incurred for the year ended December 31, 2024. The lease liability for Trail at December 31, 2024, was $68,074 (December 31, 2023 - $129,401; October 31, 2023 - $139,014).

During the year ended October 31, 2021, the Company leased an outdoor post-harvest facility located in Medford, Oregon (“Lars”), a facility which is beneficially owned by the CEO, with a term through June 30, 2026. Lease charges for Lars of $196,691 (two months ended December 31, 2023 - $31,827; for the years ended October 31, 2023, and 2022 - $190,035 and $184,500) were incurred for the year ended December 31, 2024. The lease liability for Lars at December 31, 2024, was $284,728 (December 31, 2023 - $445,708; October 31, 2023 - $470,134).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $nil at December 31, 2024 (December 31, 2024 and October 31, 2023 - $nil). Lease payments of $nil were made against the equipment leases during the year ended December 31, 2024 (for the two months ended December 31, 2023; for the years October 31, 2023, and 2022 - $9,971 and $28.871 respectively).

Leases liabilities payable to the CEO were $352,802 in aggregate at December 31, 2024 (December 31, 2023 - $575,109; October 31, 2023 - $609,148), which are included in the lease liabilities balance of the Company as per Note 7,

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO. (Also see Note 23.1).

During April 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased the CEO’s 5.5% membership interest in Canopy. The consideration due to the CEO is comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. (Also see Note 5.1).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

17.2	Transactions with Spouse of the CEO

During the year ended December 31, 2024, the Company incurred expenses of $109,998 (for the two months ended December 31, 2023 - $24,039; for the years ended October 31, 2023, and 2022 - $98,846 and $60,000 respectively) for salary paid to the spouse of the CEO. At December 31, 2024, accounts and accrued liabilities payable to this individual were $3,846 (December 31, 2023 - $3,846; October 31, 2023 - $2,692).

During the year ended December 31, 2024, the spouse of the CEO exercised 500,000 stock options into subordinate voting shares. During the year ended December 31, 2024, the Company also issued 300,000 stock options. Subsequent to the date of balance sheet, the Company issued 15,000 restricted stock units. During the year ended October 31, 2023, the spouse of the CEO was granted 500,000 stock options.

During the year ended December 31, 2024, stock options and restricted stock units expense for the spouse of the CEO was $46,847 (for the two months ended December 31, 2023 - $5,144; for the year ended October 31, 2023 - $25,008).

17.3	Transactions with Michigan General Manager (“GM”)

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan, with a lease term through December 2029. Lease charges of $216,000 (for the two months ended December 31, 2023 - $32,000; for the year ended October 31, 2023 - $180,000) were incurred during the year ended December 31, 2024. The lease liability of Morton at December 31, 2024, was $1,199,697 (December 31, 2023 - $350,668; October 31, 2023 - $377,043).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $250,000 (for the two months ended December 31, 2023 - $330,000; for the year ended October 31, 2023 - $740,000) were incurred during the year ended December 31, 2024. The lease liability of Morton Annex at December 31, 2024, was $nil (December 31, 2023 - $239,871; October 31, 2023 - $29,774).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate consideration of $1,644,695, comprised of deferred cash payments of $2,000,000 plus true-up amounts. Distributions of $530,000 was paid to the GM during the year ended December 31, 2024 and true-up amounts of $530,000 were paid to the GM.

17.4	Transactions with Key Management Personnel

Key management personnel consist of the President and CEO; the CFO, the COO, and GM and the SVP of the Company. The compensation to key management is presented in the following table:

	December 31, 2024	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$	$
Salaries and consulting fees	1,199,069	240,105	880,195	1,118,694
Royalty fees paid to GM	263,000	-	-	-
Stock options and RSU expense	373,683	32,894	161,422	33,125
Total	1,835,752	272,999	1,041,617	1,151,819

*	SVP’s effective last day was December 31, 2023

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

Stock options granted to key management personnel and close family members of key management personnel include the following. During the year ended December 31, 2024, 1,400,000 options were granted to the CEO; 170,000 options granted to the CFO, and 300,000 options granted to the GM. During the year ended December 31, 2024, the CFO exercised 1,000,000 stock options into common shares. During the two months ended December 31, 2023, no options were granted to key management personnel. During the year ended October 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; 750,000 options were granted to the SVP; and 175,000 options to the GM.

During the year ended October 31, 2023, the SVP purchased December 2022 Convertible Debentures with a principal balance of $50,000 and was issued 167,912 December Warrants.

During the two months ended December 31, 2023, the SVP converted the $50,000 convertible debentures and exercised the 167,912 December Warrants. This resulted in the issuance of 336,775 subordinate voting shares at a price of CAD$0.20 per share in accordance with the December Convertible Debentures, in addition to the issuance of 167,912 subordinate voting shares at an exercise price of $0.25 CAD per subordinate voting share upon the exercise of the December Warrants.

During the year ended October 31, 2023, the Company issued 200,000 shares to the GM, which represented a portion of consideration for the acquisition of Golden Harvests.

During the year ended December 31, 2024, 333,900 restricted stock units were granted to the CEO (for the two months ended December 31, 2023 – nil; year ended October 31, 2023 - nil). Subsequent to the date of balance sheet, 781,250 restricted stock units were granted to the CEO and 93,750 restricted stock units were granted to the CFO.

Accounts payable, accrued liabilities, and lease liabilities due to key management at December 31, 2024, totaled $1,834,412, of which $1,552,499 is included in lease liabilities as per Note 7, and $281,913 is included in accounts payable and accrued liabilities as per Note 18.5 (December 31, 2023 - $1,230,808 of which $1,165,648 is included in lease liabilities as per Note 7 and $65,160 in accounts payable and accrued liabilities as per Note 18.5; October 31, 2023 - $1,118,763 of which $1,015,965 is included in lease liabilities as per Note 7 and $102,798 is included in accounts payables and accrued liabilities as per Note 18.5).

17.5	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	SVP	Director	COO	GM	Total
	$	$	$	$	$	$
Balance - October 31, 2021	65,539	131,078	196,617	163,750	358,537	915,521
Interest	24,621	49,242	73,863	1,250	62,863	211,839
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(61,400)	(486,554)
Balance - October 31, 2022	46,799	93,603	140,404	-	360,000	640,806
Interest	15,649	31,297	46,947	-	64,800	158,693
Payments	(55,778)	(111,555)	(167,333)	-	(64,800)	(399,466)
Balance - October 31, 2023	6,670	13,345	20,018	-	360,000	400,033
Interest	399	794	1,190	-	10,800	13,183
Payments	(7,069)	(14,139)	(21,208)	-	(10,800)	(53,216)
Balance - December 31, 2023	-	-	-	-	360,000	360,000
Borrowed	264,000	-	120,000	-	1,134,952	1,518,952
Interest	7,981	-	3,628	-	802,841	814,450
Payments	(48,839)	-	(22,200)	-	(594,800)	(665,839)
Balance - December 31, 2024	223,142	-	101,428	-	1,702,993	2,027,563

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 23.1). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 23.2); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $64,800 were made on the business acquisition consideration payable of $360,000 for the year ended December 31, 2024 (for the two months ended December 31, 2023 - $10,400; for the year ended October 31, 2023 - $64,800). (Alse see Note 5.2).

Pursuant to the Canopy purchase agreement executed on April 24, 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased a 5.5% membership interest in Canopy from the CEO, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. Additionally, the Company purchased a 2.5% membership interest in Canopy from a Director, comprised of an upfront cash payment of $30,000 and deferred cash payments of $120,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied.

Principal payments of $40,277 and interest payments of $8,562 were made on the business acquisition consideration payable ($264,000) due to the CEO for the year ended December 31, 2024 (for the two months ended December 31, 2023, and the year ended October 31, 2023 - $nil). Principal payments of $18,308 and interest payments of $3,892 were made on the business acquisition consideration payable ($120,000) due to the Director for the year ended December 31, 2024 (for the two months ended December 31, 2023, and the year ended October 31, 2023 - $nil). (Also see Note 5.1).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate present value consideration of $2,342,207, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Pursuant to the purchase agreement executed on April 24, 2024, the deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. True-up payments of $530,000 were made on the business acquisition consideration payable of $1,134,952 for the year ended December 31, 2024 (for the two months ended December 31, 2023, and the year ended October 31, 2023 - $nil). (Also see Note 5.2).

17.6	Transactions with Directors

During the year ended December 31, 2024, options of 250,000 were exercised into subordinate voting shares by an independent Director. Options of 510,000 were also granted to independent Directors during the year ended December 31, 2024. During the two months ended December 31, 2023, no options were granted to independent directors. During the year ended October 31, 2023, 1,250,000 stock options were granted to three board of directors.

Restricted stock units of 120,300 were also granted to independent Directors during the year ended December 31, 2024. Subsequent to the date of balance sheet, 281,250 restricted stock units were granted to independent Directors. During the two months ended December 31, 2023, and the year ended October 31, 2023, no restricted stock units were granted to independent Directors.

Compensation to the board of directors during the year ended December 31, 2024, was $78,000, (for the two months ended December 31, 2023 – $3,000; for the years ended October 31, 2023, and 2022 - $18,000 and $18,000).

17.7	Transactions with ABCO Garden State, LLC

Please see Note 6.2 for transactions relating to Investment in ABCO and Notes 6.3.1, 6.3.2, 6.3.3 and 6.3.4 for promissory notes executed to ABCO. During the year ended December 31, 2024, GR Unlimited charged fees of $729,400 to ABCO under its consulting agreement (see note 2.6.2) which is included as part of the Company’s service revenues (see note 22).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

18.	FINANCIAL INSTRUMENTS

18.1	Market Risk (Including Interest Rate Risk and Currency Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At December 31, 2024, and 2023 and October 31, 2023, the Company’s exposure to interest rate risk relates to long term debt and finance lease obligations; each of these items bear interest at a fixed rate, except for one of its long-term debt which carries a floating rate of interest (see Note 10.6).

18.1.2	Currency Risk

As at December 31, 2024, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$172,795 (December 31, 2023 – CAD$155,679; October 31, 2023 - CAD$190,169). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

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

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2024, December 31, 2023, and October 31, 2023, the Company had $3,932,221, $6,054,579 and $8,108,247 in excess of the FDIC insured limit, respectively.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The carrying amount of cash, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Cash	4,682,221	6,804,579	8,858,247
Accounts Receivable	1,596,912	1,642,990	2,109,424
Notes Receivable	9,803,604	2,449,122	1,430,526
Prepaid expenses and other assets	864,009	420,336	392,787
Total	16,946,746	11,317,027	12,790,984

The allowance for doubtful accounts at December 31, 2024 was $420,614 (December 31, 2023 - $373,393; October 31, 2023 - $165,347).

At December 31, 2024, December 31, 2023, and October 31, 2023, the Company’s trade accounts receivable and other receivable were aged as follows:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Current	624,736	604,920	1,079,657
1-30 days	429,973	568,445	475,909
31 days-older	836,332	732,981	616,574
Total trade accounts receivable	1,891,041	1,906,346	2,172,140
GST /HST	126,485	110,037	102,631
Provision for bad debts	(420,614)	(373,393)	(165,347)
Total accounts receivable	1,596,912	1,642,990	2,109,424

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended December 31, 2024, there was no major customer that accounted for greater than 10% of revenues (for the two months ended December 31, 2023, and the year ended October 31, 2023 – no major customer accounted for over 10% of revenues). There was no customer with an accounts receivable balance greater than 10% at December 31, 2024 (December 31, 2023 – one customer with an accounts receivable balance greater than 10%; October 31, 2023 – nil).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At December 31, 2024, December 31, 2023, and October 31, 2023, the Company’s working capital accounts were as follows:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Cash	4,682,221	6,804,579	8,858,247
Current assets excluding cash	15,974,954	8,807,958	8,563,290
Total current assets	20,657,175	15,612,537	17,421,537
Current liabilities	(5,515,809)	(4,298,684)	(5,195,681)
Working capital	15,141,366	11,313,853	12,225,856

The contractual maturities of the Company’s accounts payable and accrued liabilities, long-term debt, and lease payable occurs over the next five years as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	2,107,619	-	-
Lease liabilities	736,453	1,294,125	3,181,365
Convertible debentures	-	-	2,459,924
Debt	227,679	1,001,681	-
Business acquisition consideration payable	536,881	1,693,540	-
Total	3,608,632	3,989,346	5,641,289

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

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

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at December 31, 2024 are summarized in the following table:

	Level in fair value hierarchy	FVTPL
Financial Assets
Biological asset	Level 2	$1,554,622
Warrants asset	Level 2	4,855,795

Financial Liabilities
Derivative liability	Level 2	12,504,175

The carrying values of the financial instruments at December 31, 2023 are summarized in the following table:

	Level in fair value hierarchy	FVTPL
Financial Assets
Biological asset	Level 2	$1,723,342
Warrants asset	Level 2	1,761,382

Financial Liabilities
Derivative liability	Level 2	7,471,519

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at October 31, 2023 are summarized in the following table:

	Level in fair value hierarchy	FVTPL
Financial Assets
Biological asset	Level 2	$1,566,822
Warrants asset	Level 1	1,361,366

Financial Liabilities
Derivative liability	Level 2	7,808,500

During the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022, there were no transfers of amounts between levels.

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022, are as follows:

	December 31, 2024	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$	$
Office, banking, travel, and overheads	1,859,704	470,821	1,960,696	1,929,385
Professional services	1,544,701	59,701	585,342	456,532
Salaries and benefits	6,670,955	906,831	3,919,839	3,466,319
Total	10,075,360	1,437,353	6,465,877	5,852,236

20.	INCOME TAXES

As the Company operates in the legal cannabis industry, certain subsidiaries of the Company are subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes. Under IRC Section 280E, these subsidiaries are generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company for Canadian income tax purposes as defined in the Income Tax Act (Canada). As a result, the Company is subject to taxation both in Canada and the United States. Notwithstanding the foregoing, it is management’s expectation that the Company’s activities will be conducted in such a manner that income from operations will not be subjected to double taxation. The Company is also subject to state income taxation in various state jurisdictions in the United States. The Company’s income tax is accounted for in accordance with IAS 12 - Income Taxes.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022, income tax expense consisted of:

	Year ended December 31, 2024	Two months ended December 31, 2024	Year ended October 31, 2023	Year ended October 31, 2022
	$	$	$	$
Current expense:
Federal	2,016,441	122,715	498,435	217,571
State	493,207	29,933	68,861	27,787
Adjustment to prior years provision versus statutory tax returns	-	6,827	273,994	-
Total current expense:	2,509,648	159,475	841,290	245,358
Deferred expense (benefit):
Federal	(635,630)	184,510	(1,354,696)	(990,452)
State	(178,193)	39,554	(389,828)	(350,374)
Change in unrecognized deductible temporary differences	-	-	1,274,166	1,340,826
Total deferred (benefit):	(813,823)	224,064	(470,358	-
Total income tax expense:	1,695,825	383,539	370,932	245,359

The difference between the income tax expense and the expected income taxes based on the statutory tax rate applied to income (loss) before income tax are as follows:

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023	Year ended October 31, 2022
	$	$	$	$
Gain (Loss) from operations before taxes	(9,000,969)	1,055,966	(291,388)	665,309
Statutory tax rates	21.00%	27.37%	24.46%	27.25%
Expected income tax (recovery)	(1,890,203)	289,056	(71,275)	181,297
Change in statutory tax rates and FX rates	-	(2,030)	21,890	92,662
Share based compensation	(984,840)	-	-	-
State taxes, net of federal benefit	(354,760)	-	-	-
Nondeductible expenses	2,884,520	(180,803)	1,069,536	38,802)
Deferral adjustments	961,728	224,064	(1,189,931)	(1,374,372)
Change in unrecognized deductible temporary differences	-	-	1,274,166	1,340,826
Net operating loss	-	46,425	(1,323,949)	-
Fiscal year to calendar year adjustment	-	-	(316,501)	(33,856)
Adjustment to prior years provision versus statutory tax returns	-	6,827	273,994	-
Uncertain tax position	1,079,380	-	-	-
Total income tax expense:	1,695,825	383,539	370,932	245,358

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The following tax assets arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023, and 2022:

	Year ended December 31, 2024	Two months ended December 31, 2024	Year ended October 31, 2023
	$	$	$
Property, plant and equipment	321,968	8,061	127,305
Allowance for doubtful accounts	137,096	-	-
Inventory	-	129,573	127,846
ROU Leases	249,862	(168,327)	(108,206)
Net Operating Loss Carryforward (federal)	-	274,831	318,614
Net Operating Loss Carryforward (state)	-	2,156	4,799
Deferred tax liabilities:	-	-	-
Inventory	(458,306)	-	-
ROU assets	-	-	-
Net deferred tax assets:	250,620	246,294	470,358

$
Uncertain tax position inclusive of penalties and interest:
Balance - December 31, and October 31, 2023	-
Additions based on tax positions related to the current year	1,038,002
Interest and penalties recorded in income tax expense	41,378
Balance - December 31, 2024	1,079,380

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment and inventory, and have been offset against deferred income tax liabilities. As of December 31, 2024, the Company has estimated Canadian non-capital losses of CAD$9,000,490. These Canadian non-capital losses are available to be carried forward, to be applied against Grown Rogue International Inc.’s taxable income earned in Canada over the next 20 years and expire between 2031 and 2043. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax benefit asset since it is not probable that sufficient taxable profits will be available for U.S. tax purposes to realize these deductible temporary differences.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The Company operates in various United States state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained upon examination. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The measurement of the uncertain tax position is based on the largest benefit amount to be realized upon settlement of the matter. If payment ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to income tax expense may result.

As at December 31, 2024, the Company recorded an uncertain tax liability of $1,079,380 for uncertain tax positions primarily related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company’s tax liability under IRC Section 280E. These uncertain tax positions, inclusive of penalties and interest, are included in uncertain tax position liabilities on the consolidated statements of financial position. As at December 31, 2023 and October 31, 2023, the Company did not record an accrual for uncertain tax positions.

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

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

22.	SEGMENT REPORTING

For management purposes, the Group is organized into business units based on its products and services and has two reportable segments, as follows:

●	Oregon segment represents cannabis production and sales activities in Oregon

●	Michigan segment represents cannabis production and sales activities in Michigan

●	Services segment provides consulting services primarily to other customers within the cannabis industry

●	The other segment reports ungrouped assets

Geographical information relating to the Company’s activities is as follows. Services represents consulting fees charged to Goodness Growth and to ABCO Garden State, LLC.

The Chief Operating Decision Maker (CODM) is the Company’s CEO and monitors the operating results of its business units separately on a monthly basis for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements

Geographical segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments
At December 31, 2024	7,732,780	4,621,983	2,834,108	-	15,188,871
At December 31, 2023	8,187,649	4,054,332	1,761,382	-	14,003,363
At October 31, 2023	7,362,957	4,016,861	1,361,366	-	12,741,184
Year ended December 31, 2024
Net revenue	12,093,606	12,936,028	-	1,987,631	27,017,265
Gross profit	5,178,874	6,481,800	-	1,780,962	13,441,636
Gross profit before fair value adjustment	5,931,261	6,271,333	-	1,780,962	13,983,556
Two months ended December 31, 2023
Net revenue	1,529,088	2,012,949	-	96,050	3,638,087
Gross profit	766,291	1,597,643	-	6,840	2,370,774
Gross profit before fair value adjustment	902,603	1,235,111	-	6,840	2,144,554
Year ended October 31, 2023
Net revenue	11,001,261	11,422,908	-	929,016	23,353,185
Gross profit	5,259,439	6,791,700	-	620,375	12,671,514
Gross profit before fair value adjustments	4,615,259	6,653,234	-	620,375	11,888,868
Year ended October 31, 2022
Net revenue	8,852,104	8,905,179	-	-	17,757,283
Gross profit	3,039,159	5,083,919	-	-	8,123,078

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

23.	NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022 are as follows:

	December 31, 2024	December 31, 2023	October 31, 2023	October 31, 2022
	$	$	$	$
Balance, beginning of year	1,013,324	983,717	2,006,479	2,033,986)
Canopy buyout of 13% minority interest and acquisition of an additional 20% of Golden Harvests	(570,995)	-	-	-
Distributions to Golden Harvest minority interest	(530,000)	-	-	-
Non-controlling interest share of Golden Harvests	550,187	29,607	(129,279)	(27,507)
Acquisition of 87% of Canopy	-	-	(893,483)	-
Acquisition of 43.91% of West New York	806,250	-	-	-
Non-controlling interest share of West New York	56,661	-	-	-
Roll off non-controlling interest in GR Michigan	32,811	-	-	-
Balance, end of year	1,358,238	1,013,324	983,717	2,006,479

23.1	Non-controlling interest in Golden Harvests and Canopy

The following is summarized financial information for Golden Harvests and Canopy:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Current assets	3,915,465	4,521,194	4,192,902
Non-current assets	4,971,045	4,390,297	4,016,860
Current liabilities	5,458,964	2,275,147	2,048,167
Non-current liabilities	1,388,944	560,425	253,340
Net income (loss) for the period attributed to non-controlling interest	550,187	29,607	(129,279)

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan, which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

In April of 2024, GR Unlimited acquired the remaining 13% membership units of Canopy. Following this acquisition of the additional 13% interest in Canopy, Canopy became wholly owned by GR Unlimited.

In April of 2024, Canopy acquired an additional 20% of the membership units of Golden Harvest. Following the acquisition of an additional 20% interest in Golden Harvest on April 24, 2024, Golden Harvest became 80% owned by Canopy.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024, the two months ended December 31, 2023, and the years ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

23.2	Non-controlling interest in West New York

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Non-current assets	1,538,010	-	-
Net income (loss) for the period attributed to non-controlling interest	56,661	-	-

24.	COMMITMENTS AND CONTINGENCIES

On September 22, 2022, the Securities Exchange Commission (“SEC”) issued an Order Instituting Proceedings (“OIP”) pursuant to Section 12(j) of Securities Exchange Act of 1934 (“1934 Act”), against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the SEC as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the SEC finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of its filings and has recently filed a form F1 which is pending acceptance by the SEC. The Company anticipates that it will be able to waive this OIP after acceptance.

25.	SUBSEQUENT EVENTS

25.1	Appointment of Chief Financial Officer and Corporate Secretary

On January 1, 2025, the Company announced the appointment of Andrew Marchington as Chief Financial Office and Corporate Secretary.

25.2	Appointment of Chief Strategy Officer

On January 31, 2025, the Company appointed Josh Rosen as Chief Strategy Officer. The Company granted 2,000,000 stock options to Mr. Rosen at an exercise price of CAD$0.87 per share for a period of four years.

25.3	Conversion of the Remaining July Convertible Debentures

In January 2025, a Purchaser of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $750,000 at CAD$0.24 per share into 4,505,625 subordinate voting shares. During April 2025, the remaining Purchasers of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $3,300,000 at CAD$0.24 per share into 19,559,500 subordinate voting shares.

25.4	Granting of Restricted Stock Units

In January 2025, the Company settled a total of 1,234,375 restricted stock units into subordinate voting shares (see Note 14.2.1)

25.5	Credit Facility

On March 28, 2025, the Company announced the closing of a US$7,000,000 secured credit facility with a FDIC-insured commercial bank. The credit facility has a term of four years and bears interest at a rate equal to the greater of a) SOFR plus 4.9% and b) 9.0%. The facility amortizes over a six-year period and there are no prepayment penalties. Interest will be paid on a monthly basis. The obligations under the Credit Facility are secured by way of a general security agreement.